Form 20-F
period 2017-12-31
Qudian Inc.
filed 2018-04-09
CIK 1692705

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                      to

Commission file number 001-38230

Qudian Inc.

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

15/F Lvge Industrial Building

1 Datun, Chaoyang District

Beijing 100012

People’s Republic of China

(Address of principal executive offices)

Carl Yeung, Chief Financial Officer

Telephone: telephone: +86-10-59485220

Email: ir@qudian.com

At the address of the Company set forth above

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing one Class A ordinary share	New York Stock Exchange
Ordinary Shares, par value nominal or US$0.0001 per share*	New York Stock Exchange

*	Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g)

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

325,838,455 Shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.	☐ Yes ☒ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.	☐ Yes ☒ No
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.	☒ Yes ☐ No
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).	☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.    ☒

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registration has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which consolidated financial statement item the registrant has elected to follow.	☐ Item 17 ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).	☐ Yes ☒ No
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.	☐ Yes ☐ No

*	Not for trading, but only in connection with the listing on the New York Stock Exchange of the American Depositary Shares

i

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Except where the context otherwise requires, references in this annual report to:

•	“active borrowers” are to borrowers who have drawn down credit in the specified period;

•	“ADSs” are to our American depositary shares, each of which represents one Class A ordinary share, and “ADRs” are to the American depositary receipts that evidence our ADSs;

•	“Allowance ratio” are to the amount of allowance for loan principal and financing service fee receivables incurred as of a date as a percentage of the total amount of loan principal and financing service fee receivables as of such date;

•	“amount of transactions” are to the aggregate principal amount of credit drawdowns that are provided to borrowers in the specified period, which are comprised of (i) credit drawdowns that are funded by us, including those that are subsequently transferred to our institutional partners, and (ii) credit drawdowns that are funded directly by our institutional partners, which are off-balance sheet;

•	“Ant Financial” are to Ant Small and Micro Financial Services Group Co., Ltd., a company organized under the laws of the PRC, and its affiliates; API (Hong Kong) Investment Limited, which is wholly owned by Ant Financial, is one of our principal shareholders;

•	“average MAU” are to the average number of monthly active users during a specified period; monthly active users comprise (i) users who use our Laifenqi mobile app or the Alipay consumer interface to access our Laifenqi interface at least once during a specified month and (ii) users who use our Qudian mobile app or the Alipay consumer interface to access our Qudian interface at least once during a specified month; an individual who uses both our mobile app and the Alipay consumer interface to access only one of our Laifenqi or Qudian interfaces during a specified month is counted as one monthly active user; an individual who accesses both of our Laifenqi and Qudian interfaces during a specified month is counted as two monthly active users; a monthly active user may not have borrowed on our platform;

•	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan, the Hong Kong Special Administrative Region and the Macao Special Administrative Region;

•	“M1+ Delinquency Coverage Ratio” are to the balance of allowance for principal and financing service fee receivables at the end of a period, divided by the total balance of outstanding principal for on-balance sheet transactions for which any installment payment was more than 30 calendar days past due as of the end of such period;

•	“M1+ Delinquency Rate by Vintage” are to the total balance of outstanding principal of a vintage for which any installment payment is over 30 calendar days past due as of a particular date (adjusted to reflect total amount of recovered past due payments for principal, before charge-offs), divided by the total initial principal in such vintage;

•	“new borrowers” are to borrowers who drew down credit for the first time using credit products offered by us; new borrowers who have made at least two drawdowns in the relevant period are also counted as repeat borrowers;

•	“number of transactions” are to the number of credit drawdowns facilitated by us to borrowers, which are comprised of (i) credit drawdowns that are funded by us, including those that are subsequently transferred to our institutional partners, and (ii) credit drawdowns that are funded directly by our institutional partners, which are off-balance sheet;

•	“off-balance sheet transactions” are to credit drawdowns that are not recorded on our balance sheets;

•	“on-balance sheet transactions” are to credit drawdowns that are recorded on our balance sheets;

•	“outstanding principal” are to the aggregate principal amount of credit drawdowns that have not been repaid as of the specified date, which are comprised of (i) credit drawdowns that are funded by us, including those that are subsequently transferred to our institutional partners, and (ii) credit drawdowns that are funded directly by our institutional partners, which are off-balance sheet;

•	“principal turnover ratio” are to the amount of on-balance sheet transactions facilitated during a period divided by outstanding principal of on-balance sheet transactions at the period end;

•	“Provision Ratio” are to the amount of provision for principal and financing service fee receivables incurred during a period as a percentage of the total amount of on-balance sheet transactions facilitated during such period;

•	“P2P platforms” are to financial information intermediaries that are engaged in lending information business and directly provide peers, which can be natural persons, legal persons or other organizations, with lending information services;

•	“registered users” are to individuals who have registered with us;

•	“repeat borrowers” are to active borrowers in the specified period who have made at least two drawdowns since such borrowers’ registration with us until the end of the specified period;

•	“RMB” or “Renminbi” are to the legal currency of China;

•	“small credit products” are to cash or merchandise credit products that are less than RMB5,000 in amount;

•	“transactions” are to borrowers’ credit drawdowns from our platform;

•	“US$,” “U.S. dollars,” or “dollars” are to the legal currency of the United States;

•	“vintage” are to transactions we facilitated during a specified time period; and

•	“we,” “us,” “our company” and “our” are to Qudian Inc., its subsidiaries, its consolidated VIEs and/or their respective subsidiaries, as the context requires.

The translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.5063 to US$1.00, the exchange rates set forth in the H.10 statistical release of the Federal Reserve Board on December 29, 2017. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On March 30, 2018, the noon buying rate for Renminbi was RMB6.2726 to US$1.00.

Unless otherwise indicated, data as to our operations and credit performance in this annual report relate to our cash credit and merchandise credit products. We launched budget auto financing products in November 2017, and the amount of auto finance leases facilitated in 2017 was immaterial.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains statements of a forward-looking nature. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements are made under the “safe harbor” provision under Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and as defined in the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. These forward-looking statements relate to, among others:

•	our goal and strategies;

•	our expansion plans;

•	our future business development, financial condition and results of operations;

•	our expectations regarding demand for, and market acceptance of, our credit products;

•	our expectations regarding keeping and strengthening our relationships with borrowers, institutional funding partners, merchandise suppliers and other parties we collaborate with; and

•	general economic and business conditions.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs.

You should read these statements in conjunction with the risks disclosed in “Item 3.D. Key Information — Risk Factors” of this annual report and other risks outlined in our other filings with the Securities and Exchange Commission, or the SEC. Moreover, we operate in an emerging and evolving environment. New risks may emerge from time to time, and it is not possible for our management to predict all risks, nor can we assess the impact of such risks on our business or the extent to which any risk, or combination of risks, may cause actual results to differ materially from those contained in any forward-looking statements. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we have referred to in this annual report, completely and with the understanding that our actual future results may be materially different from what we expect.

PART I.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following selected consolidated statements of operations for the years ended December 31, 2015, 2016 and 2017 and selected consolidated balance sheets as of December 31, 2016 and 2017 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected consolidated statements of operations in the period from April 9 to December 31, 2014 and selected consolidated balance sheets as of December 31, 2015 have been derived from our audited consolidated financial statements not included in this annual report.

You should read the selected consolidated financial data in conjunction with the financial statements and the related notes included elsewhere in this annual report and “Item 5. Operating and Financial Review and Prospects.” Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

	Period from April 9, 2014 (inception) through December 31, 2014	Year Ended December 31
	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Condensed Consolidated Statement of Operations Data:

Revenues
Financing income	21,094	153,554	1,271,456	3,642,184	559,793
Sales commission fee	2,926	62,182	126,693	797,167	122,522
Revenue from sales-type lease	—	—	—	26,083	4,009
Penalty fees	114	19,271	22,943	7,922	1,218
Loan facilitation income and others	—	—	21,754	302,010	46,418

Total revenues	24,133	235,007	1,442,846	4,775,366	733,960
Operating cost and expenses(1)
Cost of revenues	(9,014)	(148,417)	(267,862)	(880,846)	(135,384)
Sales and marketing	(46,368)	(192,603)	(182,458)	(431,749)	(66,359)
General and administrative	(3,503)	(42,426)	(108,786)	(183,674)	(28,230)
Research and development	(4,360)	(37,530)	(52,275)	(153,258)	(23,555)
Loss on guarantee liabilities	—	—	(861)	(150,152)	(23,078)
Provision for loan principal, financing service fee receivables and other receivables	(1,667)	(45,111)	(132,176)	(605,164)	(93,012)

	Period from April 9, 2014 (inception) through December 31, 2014	Year Ended December 31
	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Total operating cost and expenses	(64,911)	(466,086)	(744,418)	(2,404,843)	(369,618)
Other operating income	—	—	14,646	50,703	7,794

(Loss)/income from operations	(40,778)	(231,078)	713,074	2,421,226	372,136
Interest and investment income, net	8	2,889	1,857	4,211	647
Foreign exchange gain/(loss), net	—	752	(9,651)	(7,177)	(1,103)
Other income	0	779	47	2,108	324
Other expenses	(5)	(6,505)	(1,834)	(363)	(56)

Net (loss)/income before income taxes	(40,775)	(233,164)	703,493	2,420,005	371,948
Income tax expenses	—	—	(126,840)	(255,546)	(39,277)

Net (loss)/income	(40,775)	(233,164)	576,653	2,164,459	332,671

Net Income attributable to Qudian Inc.’s shareholders	(40,775)	(233,164)	576,653	2,164,459	332,671

Earnings/(loss) per share for Class A and Class B ordinary shares
— Basic	(0.51)	(2.94)	7.27	17.12	2.63
Earnings/(loss) per share for Class A and Class B ordinary shares
— Diluted	(0.51)	(2.94)	1.90	7.09	1.09
Earnings per ADS (1 Class A ordinary share equals 1 ADSs)
— Basic				17.12	2.63
Earnings per ADS (1 Class A ordinary share equals 1 ADSs)
— Diluted				7.09	1.09
Weighted average number of Class A and Class B ordinary shares outstanding
— Basic	79,305,191	79,305,191	79,305,191	126,410,744	126,410,744
Weighted average number of Class A and Class B ordinary shares outstanding
— Diluted	79,305,191	79,305,191	303,778,745	305,241,992	305,241,992

Other comprehensive loss:
Foreign currency translation adjustment	—	—	—	(77,947)	(11,980)

Total comprehensive (loss)/income	(40,775)	(233,164)	576,653	2,086,512	320,691

Total comprehensive (loss)/income attributable to Qudian Inc.’s shareholders	(40,775)	(233,164)	576,653	2,086,512	320,691

(1)	Share-based compensation expenses are allocated in operating cost and expenses as follows:

	Period from April 9, 2014 (inception) through December 31, 2014	For the year ended December 31,
	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Sales and marketing	952	23,691	690	1,891	291
General and administrative	742	11,425	18,986	42,849	6,586
Research and development	1,024	20,492	2,457	19,316	2,969

Total share based compensation expenses	2,717	55,607	22,134	64,056	9,845

	As of December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheets:
Cash and cash equivalents	210,114	785,770	6,832,306	1,050,106
Restricted cash	—	—	2,252,646	346,225
Short-term amounts due from related parties(1)	34,930	585,906	551,215	84,720
Short-term loan principal and financing service fee receivables, net	2,060,768	4,826,791	8,758,545	1,346,164
Long-term loan principal and financing service fee receivables	177,582	87,822	—	—
Total assets	2,675,596	7,117,599	19,380,416	2,978,715
Short-term borrowings and interest payables	1,562,883	4,183,231	7,979,415	1,226,414
Long-term borrowings and interest payables	89,358	76,052	510,024	78,389
Total liabilities	3,306,965	4,604,010	9,840,049	1,512,388
Total mezzanine equity	5,943,978	5,943,978	—	—
Total shareholders’ equity / (deficit)	(6,575,347)	(3,430,389)	9,540,367	1,466,328

(1)	Includes RMB33.8 million, RMB404.6 million and RMB549.8 million (US$84.5 million) deposited in our Alipay accounts as of December 31, 2015, 2016 and 2017, respectively. Such amount is unrestricted as to withdrawal and use and readily available to us on demand.

Exchange Rate Information

Substantially all of our operations are conducted in China and all of our revenues is denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.5063 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 29, 2017. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On March 30, 2018, the noon buying rate for Renminbi was RMB6.2726 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods presented. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Exchange Rate (Renminbi per US Dollar)(1)
Period	Period End	Average(2)	Low	High
	(RMB per US$1.00)
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
2016	6.9430	6.6549	6.9430	6.4480
2017	6.5063	6.7349	6.8900	6.5063
September	6.6533	6.5690	6.6591	6.4773
October	6.6328	6.6254	6.6533	6.5712
November	6.6090	6.6200	6.6385	6.5967
December	6.5063	6.5931	6.6210	6.5063
2018
January	6.2841	6.4232	6.5263	6.2841
February	6.3280	6.3182	6.3471	6.2649
March	6.2726	6.3174	6.3565	6.2685

(1)	The source of the exchange rate is the H.10 statistical release of the Federal Reserve Board.
(2)	Annual averages are calculated using the average of the rates on the last business day of each month during the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant month.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Business and Industry

We have a limited operating history in a new and evolving market, which makes it difficult to evaluate our future prospects.

The online consumer finance market in the PRC is new and may not develop as expected. The regulatory framework for this market is also evolving and may remain uncertain for the foreseeable future. See “— The laws and regulations governing the online consumer finance industry in the PRC are still at a nascent stage and subject to further change and interpretation. If our business practices or the business practices of our institutional funding partners are deemed to violate any PRC laws or regulations, our business, financial condition, results of operations and prospects would be materially and adversely affected.” Prospective borrowers may not be familiar with this market and may have difficulty distinguishing our credit products from those of our competitors, both online and offline. Convincing prospective borrowers of the value of our credit products is critical to increasing the amount of transactions to borrowers and to the success of our business.

We launched our business in 2014 and have a limited operating history. We have limited experience in most aspects of our business operation, such as credit product offerings, data-driven credit assessment and the development of long-term relationships with borrowers, institutional funding partners and merchandise suppliers.

In addition, we have limited experience in serving our current target borrower base. In November 2015, we shifted our focus from college students to young consumers in general, a more diverse customer base for whom traditional credit data is often unavailable. We have limited experience in online borrower engagement, as we only started to engage prospective borrowers through the Alipay consumer interface in November 2015. We currently offer two principal types of online credit products in China, which are cash credit products and merchandise credit products. We evaluate and approve prospective borrowers’ credit applications submitted online, and we currently rely on institutional funding partners and trusts established in collaboration with trust companies to fund such credit drawdowns. We also have limited experience in providing auto financing products, as we launched Dabai Auto in November 2017. As our business develops or in response to competition, we may continue to introduce new credit products, make adjustments to our existing credit products and our proprietary credit assessment model, or make adjustments to our business operation in general. For example, we may implement more stringent borrower qualifications to reduce the delinquency rates of transactions facilitated by us, which may negatively affect the growth of our business. We will also seek to expand the base of prospective borrowers that we serve, which may result in higher delinquency rates of transactions facilitated by us. In addition, we rely on our institutional funding partners to fund the credit that we facilitate. Our ability to continuously attract low-cost funding sources is also critical to our business. Any significant change to our business model not achieving expected results may have a material and adverse impact on our financial condition and results of operations. It is therefore difficult to effectively assess our future prospects.

You should consider our business and prospects in light of the risks and challenges we encounter or may encounter given the rapidly-evolving market in which we operate and our limited operating history. These risks and challenges include our ability to, among other things:

•	offer personalized and competitive credit products;

•	increase the utilization of our credit products by existing borrowers as well as new borrowers;

•	maintain and enhance our relationship and business collaboration with Ant Financial;

•	offer attractive financing service fees while driving the growth and profitability of our business;

•	maintain low delinquency rates of transactions facilitated by us;

•	develop sufficient, diversified, cost-efficient and reputable institutional funding sources;

•	maintain and enhance our relationships with our other business partners, including merchandise suppliers and data providers;

•	broaden our prospective borrower base to include those outside of the Alipay consumer interface;

•	navigate a complex and evolving regulatory environment;

•	improve our operational efficiency;

•	attract, retain and motivate talented employees to support our business growth;

•	enhance our technology infrastructure to support the growth of our business and maintain the security of our system and the confidentiality of the information provided and utilized across our system;

•	navigate economic condition and fluctuation; and

•	defend ourselves against legal and regulatory actions, such as actions involving intellectual property or privacy claims.

If we are unable to maintain or increase the amount of transactions or if we are unable to retain existing borrowers or attract new borrowers, our business and results of operations will be adversely affected.

The amount of transactions that we have facilitated to borrowers has grown rapidly since inception. To maintain and increase the amount of transactions facilitated to borrowers, we must continue to increase the amount of transactions facilitated to existing borrowers and attract additional prospective borrowers, which may be affected by several factors, including our brand recognition and reputation, the financing service fees charged, installment plans offered, our efficiency in engaging prospective borrowers, our ability to convert registered users to borrowers, utilization of the credit we approve, the effectiveness of our credit assessment model and risk management system, our ability to secure sufficient and cost-efficient funding, borrower experience, the PRC regulatory environment governing our industry and the macroeconomic environment. In connection with the introduction of new products or in response to general economic conditions, we may also impose more stringent borrower qualifications to ensure the quality of the transactions we facilitate, which may negatively affect the growth of transactions facilitated to borrowers. Furthermore, we have engaged a portion of our active borrowers through different channels on the Alipay consumer interface since 2016. If channels on the Alipay consumer interface become less effective, if we are unable to continue to use such channels, or if the cost of borrower engagement from such channels become less efficient, and we are unable to attract borrowers through new channels, we may not be able to engage new borrowers in a cost-efficient manner or convert prospective borrowers into active borrowers, and may even lose existing borrowers to our competitors. If we are unable to attract quality borrowers or if borrowers do not continue to utilize our credit products, we might be unable to increase the amount of transactions facilitated to borrowers and our total revenues as expected, and our business and results of operations may be adversely affected.

Ant Financial provides services to us as to various aspects of our operations and if such services provided by Ant Financial are limited, restricted, curtailed or less effective or more expensive in any way or become unavailable to us or the borrowers for any reason, our business may be materially and adversely affected.

We have established a strategic partnership with Ant Financial, one of our principal shareholders, and have in-depth cooperation in multiple areas of our business. This strategic partnership has contributed to the significant growth of our total revenues and improvement of our profitability in the past and we believe that it will continue to contribute to the growth of our total revenues. However, although we have entered into a series of agreements relating to our ongoing business cooperation and service arrangements with Ant Financial, we cannot assure you that we will continue to receive the same level of services from Ant Financial on the same or more favorable terms and conditions, or renew such agreements at all, upon expiration of their respective agreement terms. Furthermore, certain of these agreements provide either party the right to terminate with 30 days’ prior notice. If our agreements with Ant Financial were terminated prior to expiration, our business, results of operations and financial condition will be materially and adversely affected.

We have engaged a portion of our active borrowers through different channels on the Alipay consumer interface since 2016, although from December 2017 onward, we have encouraged our repeat borrowers to directly engage us through our mobile applications. If channels on the Alipay consumer interface were to change or become ineffective, costly or unavailable, our business, future prospects and results of operations may be materially and adversely affected. For example, we promote our products and launch campaigns through the public service window on the Alipay consumer interface, a borrower engagement channel which is free of charge and generally available to third parties. If such channel becomes unavailable in the future, or if we engage more borrowers through channels that charge us fees, our borrower engagement fees could increase significantly. In addition, we historically engaged a substantial portion of our users through Alipay’s dedicated channel for online consumer credit products. Such arrangement was terminated in February 2017. Although we subsequently entered into agreements to engage users through Alipay’s other channels, such change to borrower engagement channels, along with reduced borrowing activities during the Chinese New Year holiday, may have contributed to a decrease in the number of new borrowers in the first quarter of 2017 as compared to the fourth quarter of 2016. Furthermore, the fee rates for borrower engagement may change over time. For example, we engage Alipay users through Alipay’s dedicated channel for online third-party service providers. Pursuant to the amended and restated agreement for such arrangement, which we entered into in August 2017, we pay a fee consistent with fees that Alipay would charge other similar third-party service providers on this channel as determined by Alipay from time to time. If it becomes more costly for us to engage borrowers through this channel, our future prospects and results of operations may be materially and adversely affected. Our collaboration with Ant Financial may also affect the terms of transactions that we facilitate through Alipay’s consumer interface, including the financing service fees we charge. Effective from November 30, 2017, annualized fee rates (covering all interest, fees and charges) for all leads generated from the Alipay consumer interface have been subject to a cap of 24% set by Alipay. Since then, we have implemented measures to promote the usage of our mobile applications and hence the majority of transaction orders are now being placed on our own mobile applications directly. Orders directly placed on our mobile applications are not subject to such 24% fee cap. The maximum annualized fee rates for such transactions are instead set at 36%, in accordance with current PRC laws and regulations on relevant lending activities. There can be no assurance that we would be able to swiftly adapt to any other policy changes on the Alipay consumer interface in the future, and our ability to utilize such interface may be negatively affected as a result.

In March 2017, we entered into an agreement with a subsidiary of Ant Financial which operates the Jiebei consumer credit business and began to engage borrowers through the Jiebei platform. Pursuant to the relevant agreement, we pay certain fees to Ant Financial based on a percentage of financing service fees we receive from borrowers. We may enter into other similar arrangements with Ant Financial in the future. While we believe such arrangements enable us to further expand our borrower base, they may have a negative impact on our margin.

In addition, we cannot assure you that Zhima Credit will continue to provide us, even with the authorization of the relevant users, credit analysis information of prospective borrowers, including Zhima Credit Scores (which serves as one of the many inputs for our credit assessment model) on terms that are acceptable to us, or at all. The denial of access to such credit analysis may materially and adversely impact our ability to assess the creditworthiness of prospective borrowers in the future. Any deterioration in our risk assessment capabilities may adversely affect the quality of transactions that we facilitate and we may experience higher delinquency rates. Moreover, certain analyses and results that were the products of our collaboration with Zhima Credit are maintained by Zhima Credit. Any significant disruption in the systems of Zhima Credit in which such analyses and results are maintained could impede our risk assessment capabilities, which may materially and adversely affect our business operations.

If any of the foregoing occurs, our ability to engage a large number of quality borrowers may be significantly weakened, which will materially and adversely affect both our credit performance and operational efficiency. In addition, we engage in other collaborations with Ant Financial, such as the joint venture QuCampus formed with Ant Financial, and are in ongoing discussions with Ant Financial to explore other collaboration opportunities. If there are any adverse developments as to our existing and future collaborations with Ant Financial, including those as to QuCampus, our ability to engage borrowers through different channels on the Alipay consumer interface will be harmed and our ability to receive credit analysis information from Zhima Credit may also be adversely impacted. For example, Alipay has the contractual right to adjust or terminate our access to Alipay’s dedicated channel for online third-party service providers at any time based on Alipay’s campus life business strategy and QuCampus meeting the relevant performance targets as set forth by Alipay. In addition, Alipay may not renew the relevant agreement upon the expiration of its one-year term in August 2018. If our access to such channel is restricted or terminated, our ability to engage new borrowers could be materially and adversely affected.

We also benefit from Alipay’s strong brand recognition and wide adoption in China. If Alipay loses its market position, the effectiveness of our cooperation with Ant Financial may be materially and adversely affected. In addition, any negative publicity associated with Ant Financial and its affiliates and services provided by Ant Financial and its affiliates, including Alipay and Zhima Credit, or any negative development in respect of their market position or compliance with legal or regulatory requirements in China, may have an adverse impact on the effectiveness of our cooperation with Ant Financial as well as our business, results of operations, brands, reputation and prospects.

We may compete with the consumer credit business of Ant Financial.

Ant Financial operates consumer credit businesses, such as Ant Credit Pay, or Huabei, and Ant Cash Now, or Jiebei. Similar to a credit card, Huabei allows its users to purchase goods and services on credit and charges them no interest if full repayments are made before the first due dates. Jiebei offers cash credit products of various amounts, including those that are significantly larger than amounts offered under our credit products. As such, Ant Financial’s consumer credit businesses may target similar potential borrowers as ours and compete with us directly. There has not been any material impact of such competition on our strategic partnership with Ant Financial, and we are in ongoing discussions with Ant Financial to explore other collaboration opportunities. In March 2017, we entered into an agreement with a subsidiary of Ant Financial which operates the Jiebei consumer credit business and began to engage borrowers through the Jiebei platform. However, there can be no assurance that potential competition with Ant Financial’s consumer credit business will not harm our strategic partnership with Ant Financial or that we will continue to be able to enter into additional collaboration with Ant Financial. We cannot rule out the possibility that the various services currently provided by Ant Financial to us will be limited, restricted, curtailed or less effective or more expensive in any way or become unavailable. Such changes could materially and adversely affect borrower engagement, availability of credit analysis information and other aspects of our business. We may also compete with other companies that collaborate with Ant Financial, and such companies may enjoy similar or greater collaboration with Ant Financial than we do, or may have greater financial, technical, marketing and other resources than we do. Competition with such parties may also adversely affect our business.

We rely on our proprietary credit assessment model and risk management system in the determination of credit approval and credit limit assignment. If our proprietary credit assessment model and risk management system fail to perform effectively, such failure may materially and adversely impact our operating results.

Credit limits for our borrowers are determined and approved based on risk assessment conducted by our proprietary credit assessment model and risk management system. Such model and system use big data-enabled technologies, such as artificial intelligence and machine learning, that takes into account transactions that we have processed as well as credit analysis and data from multiple external sources. While we rely on big data analytics to refine our model and system, there can be no assurance that our application of such technology will continue to deliver the expected benefits. In addition, as we have a limited operating history, we may not have accumulated sufficient credit analysis and data to optimize our model and system. Even if we have sufficient credit analysis and data and our credit assessment model and risk management system has been tailored for prospective borrowers on the Alipay consumer interface for our current operation, such data and credit assessment model and risk management system might not be effective as we continue to increase the amount of transactions, expand the borrower base and broaden our borrower engagement efforts through different channels in the future. If our system contains programming or other errors, if our model and system is ineffective or if the credit analysis and data we obtained are incorrect or outdated, our credit assessment abilities could be negatively affected, resulting in incorrect approvals or denials of credit applications or mispriced credit products. If we are unable to effectively and accurately assess the credit profiles of borrowers or price credit products appropriately, we may either be unable to offer attractive financing service fee and credit limits to borrowers, or be unable to maintain low delinquency rates of transactions facilitated by us. Our risk and credit assessment may not be able to provide more predictive assessments of future borrower behavior and result in better evaluation of our borrower base when compared to our competitors. If our proprietary credit assessment model and risk management system fail to perform effectively, our business and results of operations may be materially and adversely affected.

If we are unable to maintain low delinquency rates for transactions facilitated by us, our business and results of operations may be materially and adversely affected. Further, historical delinquency rates may not be indicative of future results.

We may not be able to maintain low delinquency rates for transactions facilitated by us, or such delinquency rates may be significantly affected by economic downturns or general economic conditions beyond our control and beyond the control of individual borrowers. We shifted our focus of target borrower base from college students to young consumers in general starting from November 2015, and we may not be able to accurately assess the credit profiles of our current target borrower base. Increase in credit utilization by borrowers from existing levels, including increase in the use of our credit products from users that were approved for credit but have not previously drawn down on their credit, may also potentially have a material adverse effect as to the delinquency rates for transactions facilitated by us. Introduction of new credit products or the wider utilization by borrowers of certain of our existing credit products that has longer durations, including merchandise credit products, may also have a material adverse impact as to the delinquency rates for transactions facilitated by us. Furthermore, although certain credit facilitated by us are funded directly or indirectly by institutional funding partners or transferred to institutional funding partners, if borrowers default on their payment obligations, we are generally obligated to repay our institutional funding partners all or a percentage of loan principals and fees payable in respect of such credit drawdowns. As of December 31, 2017, outstanding principal of on-balance sheet transactions was RMB9,150.0 million (US$1,406.3 million), of which RMB6,152.8 million (US$945.7 million) represented credit drawdowns that were funded by institutional funding partners, which were recorded as short-term and long-term borrowings and interest payables or amounts due to related parties on our balance sheets. As of December 31, 2017, outstanding principal of off-balance sheet transactions, which represent credit drawdowns directly funded by institutional funding partners, was RMB2,035.9 million (US$312.9 million). As such, if we were to experience a significant increase in delinquency rate, we may not have sufficient capital resources to pay defaulted principals and fees to our institutional funding partners, and if this were to occur, our results of operations, financial position and liquidity will be materially and adversely affected. Furthermore, we broaden our prospective borrower base from time to time as we enhance our credit assessment model to include those with different credit profiles than borrowers that we currently provide credit to as well as prospective borrowers that we have not reached out to previously. For example, in July 2017, we began to increase the approval rate for applicants who seek to draw down small amounts for one-week durations and selectively approve credit to applicants who were turned down in the past. We expect to experience higher delinquency rates for new borrower groups as we test and refine our credit assessment model. As a result of such changes, we may be unable to maintain low delinquency rates for transactions facilitated by us in the future.

In addition, we reserve any estimated loss for on-balance sheet transactions due to the borrowers’ default as allowance for loan principal and financing service fee receivables. When evaluating the loan principal receivables on a pooled basis, we apply a roll rate model based on historical loss rates, while also taking into consideration macroeconomic conditions in order to calculate the pooled allowance. Accordingly, any increase in the delinquency rates of on-balance sheet transactions would increase our allowance for loan principal and financing service fee receivables and could have a material adverse effect on our business, results of operations and financial positions. Furthermore, if the actual delinquency rates for on-balance sheet transactions were higher than predicted, our cash flow would be reduced and our allowance for loan principal and financing service fee receivables may not be able to cover the actual losses as expected, which could have a material adverse effect on our working capital, financial condition, results of operations and business operations. As of December 31, 2015, 2016 and 2017, our M1+ Delinquency Coverage Ratio, defined as the balance of allowance for loan principal and financing service fee receivables at the end of a period, divided by the total balance of outstanding principal for on-balance sheet transactions for which any installment payment was more than 30 calendar days past due as of the end of such period, was 1.6x, 1.6x and 1.3x, respectively. With respect to on-balance sheet transactions, principal for which any installment payment was more than 30 calendar days past due accounted for 0.92%, 1.29% and 4.42% of total outstanding principal as of December 31, 2015 and 2016 and 2017, respectively. As of December 31, 2015, 2016 and 2017, our loan principal and financing service fee receivables for on-balance sheet transactions for which any installment payment was more than 90 calendar days past due were approximately RMB11.6 million, RMB29.8 million and RMB181.2 million (US$27.8 million), respectively. As of December 31, 2015, 2016 and 2017, our allowance for loan principal and financing service fee receivables were approximately RMB34.2 million, RMB105.1 million and RMB519.3 million (US$79.8 million), respectively.

We do not accrue financing income on principal that is considered impaired or on credit drawdowns for which any installment payment is more than 90 calendar days past due. Financing income previously accrued but subsequently placed on nonaccrual status will be netted from our financing income for the current period. Therefore, an increase in delinquency rates of on-balance sheet transactions will lead to an increase in such adjustments of financing income.

We have entered into off-balance sheet funding arrangements with certain institutional funding partners, which directly fund credit drawdowns by borrowers. Borrowers directly repay principal and financing service fees to the relevant institutional funding partners, who will in turn deduct the principal and fees due to them from the repayments and remit the remainder to us as our loan facilitation fees. At the inception of each off-balance sheet transaction, we record the fair value of guarantee liabilities, which represent the present value of our expected payout based on the estimated delinquency rate and the applicable discount rate for time value. The loan facilitation fees payable to us, net of guarantee liabilities which were allocated from the consideration in connection with such transaction, are recognized as loan facilitation income and others. Accordingly, an increase in the expected delinquency rates of off-balance sheet transactions would result in an increase in the fair value of guarantee liabilities, which are recognized as loss on guarantee liabilities and could have a material adverse impact on our results of operations. Furthermore, if the actual delinquency rates for off-balance sheet transactions were higher than expected, our guarantee liabilities may not be able to cover the actual losses as expected, which could have a material adverse impact on our working capital, financial condition, results of operations and business operations. Our guarantee liabilities were RMB47.0 million (US$7.2 million) as of December 31, 2017, and we paid the relevant institutional funding partners RMB124.8 million (US$19.2 million) as a result of borrowers’ defaults for off-balance sheet transactions in 2017.

Our business depends on our ability to collect payment on and service the transactions we facilitate.

We have implemented payment and collection policies and practices designed to optimize regulatory compliant repayment, while also providing superior borrower experience. Our collection process is divided into distinct stages based on the severity of delinquency, which dictates the level of collection steps taken. For example, automatic reminders through text, voice and instant messages are sent to a delinquent borrower as soon as the collections process commences. Our collection team will also make phone calls to borrowers following the first missed payment and periodically thereafter. Our collection team also disclose such delinquency to Zhima Credit if a payment is more than 20 calendar days past due. For amounts more than 90 calendar days past due, we continue to contact the relevant borrowers by phone. For larger amounts past due, we may also conduct in-person visits. During 2015, 2016 and 2017, we recovered RMB0.9 million, RMB7.4 million and RMB22.4 million (US$3.4 million), respectively, of principal and financing service fees of on-balance sheet transactions for which any installment payment is more than 90 calendar days past due.

Despite our servicing and collection efforts, we cannot assure you that we will be able to collect payments on the transactions we facilitate as expected. If borrowers default on their payment obligations, we are generally obligated to repay our institutional funding partners all or a percentage of loan principals and fees payable in respect of credit funded by them. Therefore, our failure to collect payment on the transactions will have a material adverse effect on our business operations and financial positions. In addition, we aim to control bad debts by utilizing and enhancing our credit assessment system rather than relying on collection efforts to maintain healthy credit performances. As such, our collection team may not possess adequate resources and manpower to collect payment on and service the transactions we facilitated. If we fail to adequately collect amounts owed, then payments of principals and financing service fees to us may be delayed or reduced and our results of operations will be adversely affected. As the amount of transactions facilitated by us increases in the future, we may devote additional resources into our collection efforts. However, there can be no assurance that we would be able to utilize such additional resources in a cost-efficient manner.

Moreover, the current regulatory regime for debt collection in the PRC remains unclear. Although we aim to ensure our collection efforts comply with the relevant laws and regulations in the PRC and we have established strict internal policies that our collections personnel do not engage in aggressive practices, we cannot assure you that such personnel will not engage in any misconduct as part of their collection efforts. Any such misconduct by our collection personnel or the perception that our collection practices are considered to be aggressive and not compliant with the relevant laws and regulations in the PRC may result in harm to our reputation and business, which could further reduce our ability to collect payments from borrowers, lead to a decrease in the willingness of prospective borrowers to apply for and utilize our credit or fines and penalties imposed by the relevant regulatory authorities, any of which may have a material adverse effect on our results of operations.

Our business may be adversely affected if we are unable to secure funding on terms acceptable to us, or at all.

We collaborate with institutional funding partners to fund certain credit drawdowns we facilitate. Our current institutional funding partners include banks and other institutions. For credit drawdowns currently funded by institutional funding partners, such credit drawdowns are typically either facilitated to borrowers directly from institutional funding partners or indirectly from institutional funding partners through trusts we established in collaboration with trust companies. Our amount of transactions has increased from approximately RMB578.2 million in 2014 to RMB88,943.7 million (US$13,670.4 million) in 2017. 64.9% of our amount of transactions in 2017 was funded by our institutional funding partners. As the demand for credit facilitated by us have significantly increased since inception, our funding arrangements have also changed significantly. For example, we historically transferred a significant amount of credit drawdowns to P2P platforms. In 2016, the amount of credit drawdowns transferred to P2P platforms was RMB8,099.5 million, representing 63.7% of the total amount of transactions funded by institutional funding partners during such year. We have ceased transferring credit drawdowns to P2P platforms in April 2017. We expect that our funding arrangements will continue to evolve as we explore additional or new sources of funding as well as new risk sharing or transfer mechanisms. There can be no assurance that our cooperation with new institutional funding partners will meet our expectations or the expectations of borrowers.

The availability of funding from institutional funding partners depends on many factors, some of which are out of our control. Some of our institutional funding partners have limited operating history, and there can be no assurance that we will be able to rely on their funding in the future. Our ability to cooperate with new institutional funding partners may be subject to regulatory or other limitations. In addition, regardless of our risk management efforts, credit facilitated by us may availability of funding from institutional funding partners depends on many factors, some of which are out of our control. Some of our institutional funding partners have limited operating history, and there can be no assurance that we will be able to rely on their funding in the future. Our ability to cooperate with new institutional funding partners may be subject to regulatory nevertheless be considered riskier and may have a higher delinquency rate than loans made by borrowers with more established credit histories by traditional financial institutions. In the event there is a sudden or unexpected shortage of funds from our institutional funding partners or if our institutional funding partners have determined not to continue to collaborate with us, we may not be able to maintain necessary levels of funding without incurring high costs of capital, or at all. Furthermore, we had historically relied on one institutional funding partner to fund a substantial portion of credit facilitated by us. While we have since managed to diversify our funding sources, there can be no assurance that our funding sources will remain or become increasingly diversified in the future. If we become dependent on a small number of institutional funding partners and any such institutional funding partner determines not to collaborate with us or limits the funding that is available, our business, financial condition, results of operations and cash flow may be materially and adversely affected. Since inception, we have from time to time experienced, and may continue to experience, constraints as to the availability of funds from our institutional funding partners. Such constraints have affected and may continue to affect user experience, including by limiting our ability to approve new credit applications or resulting in us having to curtail the amount that can be drawn down by borrowers under their existing credit limits. Such limitations have in turn restrained, and may continue to restrain, the growth of our business. Any prolonged constraint as to the availability of funds from our institutional funding partners may also harm our reputation or result in negative perception of the credit products we offer, thereby decreasing the willingness of prospective or existing borrowers to seek credit products from us or to draw down on their existing credit.

Our online small credit companies and trusts may not be able to provide sufficient amount to fund the growth of our business. In addition, the regulatory regime and practice with respect to online small credit companies are evolving and subject to uncertainty.

We established two online small credit companies, Fuzhou Microcredit and Ganzhou Microcredit, in 2016. Each online small credit company is authorized to provide credit drawdowns up to three times of its respective net capital pursuant to the relevant laws and regulations. The authorized amounts are currently insufficient to meet our funding needs for on-balance sheet transactions. We may not be able to obtain the regulatory approvals to increase the authorized amounts or to establish additional online small credit companies. To complement our online small credit companies, we also fund credit drawdowns through trusts established in collaboration with trust companies. The amount of funds that our online small credit companies and these trusts are able to provide may be insufficient to meet the growth in the amount of transactions drawdowns we facilitate. The funding of credit drawdowns by us without utilizing online small credit companies or trusts may render us to be deemed as a lender or a provider of financial services by the PRC regulatory authorities, and we may become subject to supervision and restrictions on lending under applicable laws and regulations.

Government authorities have issued certain rules, laws and regulations to regulate the organization and business activities of online small credit companies. However, due to the lack of the detailed rules on interpretation and implementation of such rules, laws and regulations and the fact that the rules, laws and regulations are expected to continue to evolve with respect to the online small credit companies, there are uncertainties as to how such rules, laws and regulations will be interpreted and implemented and whether there will be new rules, laws or regulations issued which would set further requirements and restrictions on online small credit companies. We cannot assure you that our existing practice of the online small credit companies will be deemed to be in full compliance with all rules, laws and regulations that are applicable, or may become applicable to us in the future. For example, on November 9, 2016, Fuzhou Microcredit received a rectification notice from the Finance Office of Fuzhou Municipal Government, the competent regulator for administration and supervision on the small credit business of Fuzhou Microcredit, which requires Fuzhou Microcredit to conduct certain improvements and corrections in accordance with the Measures of Jiangxi Province for Supervision on Online Small Credit Companies (Pilot Scheme), as promulgated by the Jiangxi Provincial Finance Office on September 5, 2016. The rectification notice mainly focused on Fuzhou Microcredit’s lack of a separate operating system and internal control system from those of Beijing Happy Time and required Fuzhou Microcredit to establish its own operating system and internal control system. We have carried out such improvements and corrections as required and have submitted to the Finance Office of Fuzhou Municipal Government the rectification report. We have not received any further notification from the regulator.

Since December 2017, our two online small credit companies have been subject to inspections by the local regulatory authorities as part of a broader regulatory effort to promote compliance by online small credit companies in China. If our online small credit companies were found to be in violation of applicable laws or regulations, we could be ordered to rectify such violation or even cease the operations of our online small credit companies. We have not received any notification from regulatory authorities as to the outcomes of such inspections. In light of the inspections, we have voluntarily and temporarily ceased funding credit drawdowns through our online small credit companies since December 2017, and we have facilitated credit drawdowns through other funding arrangements. If we were ordered to cease the operations of our online small credit companies, there can be no assurance that we would not experience any disruption in our business as a result.

We may be deemed as a lender or a provider of financial services by the PRC regulatory authorities.

We commenced our business in early 2014. We have established two online small credit companies in May 2016 and December 2016, respectively, and we have established trusts in collaboration with trust companies starting in December 2016. The maximum amount of credit that each of our online small credit companies is authorized to lend is limited and associated with its respective capital level pursuant to the requirements of the competent local authorities, and the authorized amounts are currently insufficient to meet our funding needs for on-balance sheet transactions. We may not be able to obtain the regulatory approvals to increase the authorized amounts or to establish additional online small credit companies. To complement our online small credit companies, we also fund credit drawdowns through trusts. Such trusts are funded by funds from institutional funding partners and our own capital. Since the trust companies administering such trusts have been licensed by financial regulatory authorities to lend, credit drawdowns funded under this arrangement are not private lending transactions within the meaning of the Private Lending Judicial Interpretation issued by the Supreme People’s Court of the PRC in August 2015. In 2017, RMB16,970.3 million (US$2,608.3 million) of credit drawdowns initially funded by us were funded through our online small credit companies, representing approximately 19.1% of the total amount of transactions facilitated during such period. In 2017, the amount of transactions facilitated through trusts was RMB38,808.6 million (US$5,964.8 million), representing approximately 43.6% of the total amount of transactions facilitated during such period. We currently fund all credit drawdowns initially disbursed by us through online small credit companies or trusts.

We disbursed funds to borrowers without utilizing online small credit companies or trusts in the past, which may be considered to involve the use of our own capital in lending, as a result of which we may be deemed as a lender or a provider of financial services by the PRC regulatory authorities, and we may become subject to supervision and restrictions on lending under applicable laws and regulations. For example, the Measures for the Banning of Illegal Financial Institutions and Illegal Financial Business Operations, promulgated by the PRC State Council, or the State Council, in July 1998 and revised in 2011, prohibits financial business activity, including fund raising and facilitating loans to the public, to be conducted without the approval of the People’s Bank of China, or the PBOC. The General Rules on Loans issued by the PBOC in June 1996 provides that a financial institution shall conduct the business with the approval of the PBOC. Otherwise, it will be subject to a fine from one time to five times of the illegal revenues, and the PBOC has the authority to order such business to suspend its operations. Such existing PRC laws and regulations with respect to the supervision and restrictions on lending to the public were primarily aimed to regulate traditional banking and financial institutions at the time of their respective promulgations, and the regulatory environment in the PRC has evolved since then. With the rapid development and evolving nature of the consumer finance industry and other new forms of Internet finance business in China, there are uncertainties as to the interpretation of the laws and regulations mentioned above as well as whether such laws and regulations are applicable to our business. In the event that we are considered by the relevant authorities to be subject to such PRC laws and regulations, and our past business operations are deemed to be in violation of such laws and regulations, we may be exposed to certain administrative penalties, including the confiscation of illegal revenue and fines up to five times the amount of the illegal revenue as mentioned above. Furthermore, our financing service fees received from borrowers might be fully or partially deemed as interest, such fees may be subject to the restrictions on interest rate as specified in applicable rules on private lending. For example, in accordance with the Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases issued by the Supreme People’s Court of the PRC on August 6, 2015, or the Private Lending Judicial Interpretations, which came into effect on September 1, 2015, if the annual interest rate of a private loan is higher than 36%, the excess will be void and will not be enforced by the courts. See “Item 4. Information on the Company — B. Business Overview — Regulations — Regulations related to Loans and Intermediation.”

In August 2015, the Legislative Affairs Office of the State Counsel of the PRC published a consultation paper seeking public comments on the Regulations on Non-Deposit-Taking Lending Organizations (Draft for Comment), or the Draft Regulations on Non-Deposit-Taking Lending, with a Note on the Draft Regulations on Non-Deposit-Taking Lending published by the PBOC, or the PBOC Note on the Draft Regulations on Non-Deposit-Taking Lending. According to the PBOC Note on the Draft Regulations on Non-Deposit-Taking Lending, rather than generally categorizing activities like lending to public without the approval of PBOC as illegal, PBOC recognizes that, with the continuous development of the financial industry, the credit market in the PRC has developed into multiple segments, in addition to the traditional lending by financial institutions, and non-deposit-taking lending organizations of various types have formed an important part of, and enriched the tiers of, the credit market of the PRC. The PBOC also states that the Draft Regulations on Non-Deposit-Taking Lending seeks to regulate small credit companies and other non-deposit-taking lending organizations that are not covered by the current regulatory framework in the PRC, which we believe may include companies such as ours.

It is uncertain when or whether the Draft Regulations on Non-Deposit Lending-Taking will be officially promulgated and take effect and whether the promulgated version would be substantially revised. Therefore, substantial uncertainty remains regarding the final framework, scope and applicability to us of the Draft Regulations on Non-Deposit Lending-Taking to us. We cannot assure you that our past or existing practices would not be deemed to violate any existing or future laws, regulations and governmental policies. If the Draft Regulations on Non-Deposit Lending-Taking is enacted as proposed, we may have to obtain the requisite business permit and operate in accordance with relevant requirements provided therein.

The laws and regulations governing the online consumer finance industry in the PRC are still at a nascent stage and subject to further change and interpretation. If our business practices or the business practices of our institutional funding partners are deemed to violate any PRC laws or regulations, our business, financial condition, results of operations and prospects would be materially and adversely affected.

The PRC government has not adopted a clear regulatory framework governing the new and rapidly-evolving online consumer finance industry in which we operate, and our business may be subject to a variety of laws and regulations in the PRC that involve financial services, including consumer finance, small credit, and private lending. The application and interpretation of these laws and regulations are ambiguous, particularly in the new and rapidly-evolving online consumer finance industry in which we operate, and may be interpreted and applied inconsistently between the different government authorities. As of December 31, 2017, we have not been subject to any material fines or other penalties under any PRC laws or regulations as to our business operations. However, if the PRC government adopts a stringent regulatory framework for the online consumer finance industry in the future, and subject market participants such as our company to specific requirements (including without limitation, capital requirements, reserve requirements and licensing requirements), our business, financial condition and prospects would be materially and adversely affected. The existing and future rules, laws and regulations can be costly to comply with and if our practice is deemed to violate any existing or future rules, laws and regulations, we may face injunctions, including orders to cease illegal activities, and may be exposed to other penalties as determined by the relevant government authorities as well.

In July 2015, the Guidelines on Promoting the Healthy Development of Internet Finance, or the Internet Finance Guidelines, were jointly released by ten PRC regulatory agencies. The Internet Finance Guidelines set out the regulatory framework and some basic principles on regulating the online consumer finance business in the PRC. The Internet Finance Guidelines specify that the China Banking Regulatory Commission, or the CBRC, will have primary regulatory responsibility for the online consumer finance businesses in China, which as currently used in the Internet Finance Guidelines is interpreted as businesses conducted via the Internet by consumer finance companies. Pursuant to the Pilot Measures for the Administration of Consumer Finance Companies released by the CBRC in November 2013, or the Pilot Consumer Finance Measures, consumer finance companies in the PRC refer to non-banking financial institutions as approved by the CBRC that do not engage in taking public deposits from individual lenders and provide individual borrowers with consumer loans pursuant to the principles that such loans be small amount in nature and widely dispersed to various borrowers. However, the Internet Finance Guidelines and the Pilot Consumer Finance Measures do not explicitly provide guidance or requirements on other forms of online consumer finance business conducted by participants other than the CBRC-approved consumer finance companies as defined in the Pilot Consumer Finance Measures, including, for example, our business. Therefore, it is currently uncertain whether our business practice is subject to the relevant rules regarding online consumer finance companies provided under the Internet Finance Guidelines and consumer finance companies provided under the Pilot Consumer Finance Measures. Given the evolving regulatory environment of the consumer finance industry, we cannot rule out the possibility that the CBRC or other government authorities will issue new regulatory requirements to institute a new licensing regime covering our industry. If such a license regime is introduced or new regulatory rules are promulgated, we cannot assure you that we would be able to obtain any new licenses or other regulatory approvals in a timely manner, or at all, which would materially and adversely affect our business and impede our ability to continue our operations.

In addition, in August 2016, the CBRC, the Ministry of Industry and Information Technology, or the MIIT, the Ministry of Public Security of China and the Office for Cyberspace Affairs jointly promulgated the Interim Measures for Administration of the Business Activities of Online Lending Information Intermediary Institutions,

or the Interim Online Lending Information Intermediary Measures, which set out certain rules to regulate the business activities of online lending information intermediary institutions. The Interim Online Lending Information Intermediary Measures define “online lending” as direct lending between peers, which can be natural persons, legal persons or other organizations, through Internet platforms, and “online lending information intermediary institutions” as financial information intermediaries that are engaged in lending information business and directly provide peers with lending information services, such as information collection and publication, credit rating, information interaction and loan facilitation between borrowers and lenders for them to form direct peer-to-peer lending relationships. The Interim Online Lending Information Intermediary Measures are only applicable to private lending transactions according to relevant interpretations by the China Banking Regulatory Commission. Loans funded by financial institutions which are licensed by financial regulatory authorities are not private lending transactions within the meaning of the Private Lending Judicial Interpretation issued by the Supreme People’s Court of the PRC in August 2015. Therefore, facilitation of loans funded directly by such licensed financial institutions is not subject to the regulation set forth in the Interim Online Lending Information Intermediary Measures.

We do not engage in direct loan facilitation between peers. While we facilitate transactions that are directly funded by certain institutional funding partners, such companies are financial institutions licensed by financial regulatory authorities to lend. As such, we do not consider ourselves as an “online information intermediary institution” regulated under the Interim Online Lending Information Intermediary Measures. However, we cannot assure you that the CBRC or other PRC governmental agencies would not expand the applicability of the Interim Online Lending Information Intermediary Measures and/or otherwise regard us as an online lending information intermediary institution. As a provider of online credit products, our business share certain similarities with those of P2P platforms. In March 2017, Beijing Happy Time received a rectification notice from the Beijing Branch of the Office of Leading Group on Special Rectification of Risks in the Internet Finance Sector, which was also the Office of Leading Group on Special Rectification of Risks in the Online Lending of Beijing, or the Beijing Rectification Office, the regulator of the Internet finance and online lending industry in Beijing. The rectification notice required Beijing Happy Time to conduct certain improvements and corrections to its business operation to be in compliance with the Interim Online Lending Information Intermediary Measures and the Implementing Scheme of Special Rectification of Risks in the Internet Finance Sector. We do not believe we are subject to the Interim Online Lending Information Intermediary Measures and have discussed with the Beijing Rectification Office about the difference between our business and those of “online information intermediary institution” as defined in the Interim Online Lending Information Intermediary Measures and that certain correction requirements in the notice were not actually related to our business. Nevertheless, the Beijing Rectification Office still required us to comply with certain requirements under the Interim Online Lending Information Intermediary Measures regardless of whether we are a P2P platform due to the fact that some of our institutional funding partners are P2P platforms, which are identified as online lending information intermediary institutions in accordance with the Interim Online Lending Information Intermediary Measures and other PRC laws and regulations. As such, we were deemed to be participating in a certain part of the “online lending” process as defined in the Interim Online Lending Information Intermediary Measures. We have since carried out certain improvements and corrections as required by the Beijing Rectification Office and are maintaining an ongoing dialogue with the Beijing Rectification Office. As of the date of this annual report, we have not received final clearance from the Beijing Rectification Office that our rectification efforts were sufficient, and there can be no assurance that we will be able to receive such final clearance. We also cannot assure you that the Beijing Rectification Office will agree with our position that we are not an “online information intermediary institution.” In the event that we are deemed as an online lending information intermediary institution by the PRC regulatory authorities in the future, we may have to register with local financial regulatory authorities and apply for telecommunication business operation licenses if required by the competent authorities, and our current business practices may be considered to be in violation of the Interim Online Lending Information Intermediary Measures. Accordingly, we may face administrative orders to make rectification, receive administrative warnings or criticism notice, monetary penalties up to RMB30,000 and other penalties, and our business, results of operations and financial position could be materially and adversely affected.

We have cooperated with our institutional funding partners, whose compliance with PRC laws and regulations may affect our business. Our collaboration with institutional funding partners have exposed us to and may continue to expose us to additional regulatory uncertainties faced by such institutional funding partners. In addition, we have ceased transferring credit drawdowns to P2P platforms in April 2017. Nonetheless, we cannot assure you that the business operations of our institutional funding partners currently are or will be in compliance with the relevant laws and regulations, and in the event that our institutional funding partners do not operate their businesses in accordance with the relevant laws and regulations, they will be exposed to various regulatory risks and accordingly, our business, financial condition and prospects would be materially and adversely affected.

In April 2017, the Office of Leading Group on Special Rectification of Risks in the Online Lending, the regulator for administration and supervision on the nationwide Internet finance and online lending, or the National Rectification Office, issued an Notice on the Conduction of Check and Rectification of Cash Loan Business Activities and a supplementary notice, or the Notice on Cash Loan. The Notice on Cash Loan requires the local counterparts of the National Rectification Office to conduct a full-scale and comprehensive inspection of cash loan business conducted by online platforms and require such platforms to conduct necessary improvements and corrections within a designated period to comply with the relevant requirements under the Private Lending Judicial Interpretation issued by the Supreme People’s Court of the PRC in August 2015, the Measures for the Banning of Illegal Financial Institutions and Illegal Financial Business Operations, the Guiding Opinions on Small Credit Companies, the Interim Online Lending Information Intermediary Measures and the Implementing Scheme of Special Rectification of Risks in the Internet Finance Sector. The Notice on Cash Loan focuses on preventing malicious fraudulent activities, loans that are offered at extortionate interest rates and violence in the loan collection processes in the cash loan business operation of online platforms. The National Rectification Office issued a list of cash loan business that are to be examined, which includes Laifenqi, one of the brands in which we use to market our credit products. In light of the Notice on Cash Loan, we have taken measures, including re-evaluating and adjusting the amount of financing service fees we charge on all credit drawdowns in an effort to comply with applicable regulations. Due to the uncertainties with respect to the interpretation and application of the laws and regulations as stated in the Notice on Cash Loan, we cannot assure you our business practice will be deemed to be in full compliance with all such laws and regulations, and we may face injunctions, including orders to change our current business activities, and may be exposed to other penalties as determined by the relevant government authorities after such examination according to the Notice on Cash Loan. Furthermore, we may be required to conduct certain other improvements or corrections which could be costly, and our business, financial condition, results of operations and prospects would be materially and adversely affected.

The Office of the Leading Group for Specific Rectification against Online Finance Risks and the Office of the Leading Group for Specific Rectification against P2P Online Lending Risks jointly issued the Circular on Regulating and Rectifying Cash Loan Business on December 1, 2017, or Circular 141. Among other things, Circular 141 provides restrictions on banks’ collaboration with third parties in cash loan business. Pursuant to Circular 141, a bank may not outsource its core business functions, such as credit assessment and risk management, to third parties. Circular 141 also prohibits a bank participating in loan facilitation transactions from accepting credit enhancement services from a third party which has not obtained any license or approval to provide guarantees, including credit enhancement service in the form of a commitment to assume default risks. As Circular 141 is relatively new, it remains uncertain how the regulatory authorities will interpret and enforce the requirements. We have entered into arrangements with several banks which directly fund credit drawdowns to borrowers. We refer to such banks qualified credit applications from borrowers, including our assessment of their credit profiles and our suggested credit limits. They will then review the credit applications and approve credit for drawdown. When a borrower defaults, we are obligated to repay the full overdue amount to the relevant bank. If our arrangement with banks is deemed to be in violation of Circular 141, we could be subject to penalties and/or be required to significantly change our business model.

We focus on complying with relevant laws, regulations and government policies applicable to our business practice in the PRC and have implemented various measures. We established two online small credit companies, Fuzhou Microcredit and Ganzhou Microcredit, in 2016. Each online small credit company is authorized to provide credit drawdowns up to three times of its respective net capital pursuant to the relevant laws and regulations. We have established trusts in collaboration with trust companies starting in December 2016. In addition, we continuously seek to work with additional institutional funding partners, including more traditional banking institutions, in light of the regulatory uncertainties faced by certain of our institutional funding partners, such as P2P platforms. In April 2017, we ceased transferring credit drawdowns to P2P platforms and certain other institutional funding partners. However, due to the lack of clarity in the potential interpretation of the relevant rules and the fact that the rules, laws and regulations are expected to continue to evolve in this newly emerging industry in which we operate, we cannot assure you that our measures would effectively prevent us from violating any existing or future rules, laws and regulations. See “Our online small credit companies and trusts may not be able to provide sufficient amount to fund the growth of our business. In addition, the regulatory regime and practice with respect to online small credit companies are evolving and subject to uncertainty.”

As part of our efforts to obtain funding at competitive costs, we may from time to time explore alternative funding initiatives to support our rapid business growth, including through standardized capital instruments such as the issuance of asset-backed securities and other debt and equity offerings. The current PRC regulatory framework does not impose many restrictions and obligations on us as the credit originator of any potential asset-backed securities offering. Pursuant to the relevant PRC laws and regulations, an institution, such as our online small credit companies, is entitled to establish an asset-backed securities scheme as a credit originator for such scheme on the condition that it has legitimate ownership to the underlying transferred assets that are able to generate independent and predictable cash flow in compliance with relevant laws and regulations. However, the initiators of any potential asset-backed securities scheme with whom we work with are required to be financial institutions and they are subject to a variety of laws and regulations in the PRC, such as Administrative Provisions on the Asset Securitization Business of Securities Companies and the Subsidiaries of Fund Management Companies and Measures for the Supervision and Administration of Pilot Projects of Credit Asset Securitization of Financial Institutions. Since we will not operate as an initiator of any asset-backed securities scheme, we will not be subject to these laws and regulations governing financial institutions as initiators. However, as the laws and regulations applicable to asset-backed securities are still developing, it remains uncertain as to the application and interpretation of such laws and regulations, particularly relating to the new and rapidly evolving online consumer finance industry in which we operate.

To the extent we issue asset-backed securities in the future, we do not plan to issue such securities to investors located in the United States or otherwise meeting the definition of “U.S. persons” as defined under Rule 902 under the Securities Act. As such, we do not believe that any such potential issuances will be subject to the requirements in Regulation AB under the Securities Act and the related rules. Nonetheless, if we issue asset-backed securities in the future that are required to be registered under the Securities Act, we may need to comply with Regulation AB and related rules, which may make the issuance of such asset-backed securities impracticable.

The financing service fees we charge borrowers may decline in the future and any material decrease in such financing service fees could harm our business, financial condition and results of operations.

We generate a substantial majority of our total revenues from financing service fees we charge borrowers. In 2017, financing income, which we recognize for our on-balance sheet transactions, comprised 76.3% of our total revenues. In addition, we recognize loan facilitation income and others for our off-balance sheet transactions, as the relevant institutional funding partners deduct the principal and fees due to them from the repayments and remit the remainder to us as our loan facilitation fees. As such, the amount of financing service fees charged under such arrangements may affect the amount of loan facilitation fees that we collect. Any material decrease in our financing service fees would have a substantial impact on our margin. In the event that the amount of financing service fees we charge for credit drawdowns we facilitated decrease significantly in the future and we are not able to reduce our cost of capital for funds from institutional funding partners or to adopt any cost control initiatives, our business, financial condition and results of operations will be harmed. To compete effectively, the financing service fees we charge borrowers could be affected by a variety of factors, including the creditworthiness and ability to repay of the borrowers, the competitive landscape of our industry, our access to capital and regulatory requirements. Our financing service fees may also be affected by a change over time in the mix of the types of products we offer and a change to our borrower engagement initiatives. Our competitors may also offer more attractive fees, which may require us to reduce our financing service fees to compete effectively. Certain consumer financing solutions offered by traditional financial institutions may provide lower fees than our financing service fees. Although we do not believe such consumer financing solutions currently compete with our products or target the same unserved or underserved consumers in China, such traditional financial institutions may decide to do so in the future, which may have a material adverse effect as to the financing service fees that we will be able to charge. Furthermore, as our borrowers establish their credit profile over time, they may qualify for and seek out other consumer financing solutions with lower fees, including those offered by traditional financial institutions offline, and we may need to adjust our financing service fees to retain such borrowers.

In addition, our financing service fees are sensitive to many macroeconomic factors beyond our control, such as inflation, recession, the state of the credit markets, changes in market interest rates, global economic disruptions, unemployment and fiscal and monetary policies. Our financing service fees, to the extent they are fully or partially deemed as interest, may also be subject to the restrictions on interest rate as specified in applicable rules on private lending. Circular 141 provides that overall capital cost charged on a borrower, comprised of interests and fees, should be in compliance with the judicial interpretations by the Supreme People’s Court of the PRC regarding interest rates in private lending. According to the Private Lending Judicial Interpretations, if the annual interest rate of a private loan is higher than 36%, the excess will be void and will not be enforced by the courts. The annualized fee rates charged by us on a significant number of transactions facilitated were in excess of 36% historically. Among the number of transactions we facilitated in 2016, 59.5% of their annualized fee rates exceeded 36%. Had all such credit drawdowns reduced their annualized fee rates to 36%, our revenue would have been reduced by approximately RMB307 million, representing 21% of our total revenues in 2016.

In an effort to comply with potentially applicable laws and regulations, we adjusted the pricing of our credit products in April 2017 to ensure that the annualized fee rates charged on all credit drawdowns do not exceed 36%. As financing service fees historically accounted for a substantial majority of our revenue, any material reduction in the amount of financing service fees we charge borrowers could have a material adverse effect on our business, results of operations and financial condition. See “The laws and regulations governing the online consumer finance industry in the PRC are still at a nascent stage and subject to further change and interpretation. If our business practices or the business practices of our institutional funding partners are deemed to violate any PRC laws or regulations, our business, financial condition, results of operations and prospects would be materially and adversely affected.”

We may be deemed to operate financing guarantee business by the PRC regulatory authorities.

The State Council promulgated the Regulations on the Administration of Financing Guarantee Companies, or the Financing Guarantee Rules, on August 2, 2017 which became effective on October 1, 2017. Pursuant to the Financing Guarantee Rules, “financing guarantee” refers to the activities in which guarantors provide guarantee to the guaranteed parties as to loans, bonds or other types of debt financing, and “financing guarantee companies” refer to companies legally established and operating financing guarantee business. According to the Financing Guarantee Rules, the establishment of financing guarantee companies shall be subject to the approval by the competent government department, and unless otherwise stipulated by the state, no entity may operate financing guarantee business without such approval. If any entity violates these regulations and operates financing guarantee business without approval, the entity may be subject to penalties including ban or suspension of business, fines of RMB500,000 to RMB1,000,000, confiscation of illegal gains if any, and if the violation constitutes a criminal offense, criminal liability shall be imposed in accordance with the law.

We have entered into cooperative arrangements with banks in which they are identified as the lender under the agreements with borrowers and the borrowers are required to repay the principal and financing service fees directly to them. However, when borrowers under arrangements with banks fail to repay, we are obligated to repay the relevant bank the full overdue amount. In addition, pursuant to our agreement with the consumer finance company, we will make cash payments to the consumer finance company based on the delinquency rate on the portfolio of loans that we have facilitated in which the consumer finance company originates pursuant to a pre-agreed formula. For year 2017, such transactions, which are off-balance sheet transactions, represented 11.8% of the total amount of transactions facilitated. We have also entered into arrangements with various institutional funding partners to fund on-balance sheet transactions, and we are also obligated to compensate such institutional funding partners for borrower defaults. For year 2017, such on-balance sheet transactions represented 53.1% of the total amount of transactions facilitated. As such, transactions funded by institutional funding partners represented 64.9% of the total amount of transactions facilitated for year 2017.

Due to the lack of further interpretations, the exact definition and scope of “operating financing guarantee business” under the Financing Guarantee Rules is unclear. It is uncertain whether we would be deemed to operate financing guarantee business because of our current arrangements with institutional funding partners. Furthermore, pursuant to Circular 141, a bank participating in loan facilitation transactions may not accept credit enhancement service from a third party which has not obtained any license or approval to provide guarantees, including credit enhancement service in the form of a commitment to assume default risks. If the relevant regulatory authorities determine that such prohibition is applicable to our arrangement with banks, we may be required to either cease providing guarantees as described above or obtain approval or license for financing guarantee business. If we were unable to satisfy either requirement, we may no longer be able to collaborate with the relevant banks, or become subject to penalties, and our business, financial condition, results of operations and prospects could be materially and adversely affected.

We may not be able to successfully operate our budget auto financing business.

We launched Dabai Auto, our budget auto financing products, in November 2017. We offer such products in the form of sales-type finance leases. We purchase cars on our inventory and lease them to creditworthy car buyers. Each car buyer is required to make a down payment and pay installments throughout the term of the lease. The legal title of the car is transferred to the car buyer upon full repayment. Risks and uncertainties associated with our budget auto financing business include, among other things:

•	our ability to engage prospective car buyer in a cost-effective way;

•	our ability to offer competitive auto financing products and deliver convenient user experience;

•	our ability to accurately assess credit risk of prospective car buyers;

•	decline of residual value of leased cars before repossession;

•	our ability to collect repayments and/or repossess leased cars from delinquent car buyers; and

•	changes in the regulatory environment for auto financing products.

If we were unable to successfully operate our budget auto financing business, our business, results of operations and financial condition will be materially and adversely affected.

We have limited experience managing our allowance for loan principal and financing service fee receivables. In addition, our allowance for loan principal and financing service fee receivables is determined based on both objective and subjective factors and may not be adequate to absorb loan losses if we fail to accurately forecast the expected loss.

We face the risk that borrowers fail to repay their principals and financing service fees in full. Although we transfer certain credit drawdowns facilitated by us to our institutional funding partners, if borrowers default on their payment obligations for such credit drawdowns, we are generally obligated to repay our institutional funding partners all loan principals and fees payable in respect of credit drawdowns funded by them. Estimated loss as a result of the borrower’s default is recorded as allowance for loan principal and financing service fee receivables. If we experience higher delinquency rates, such allowance would also increase. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.” We have established an evaluation process designed to determine the adequacy of our allowance for loan principal and financing service fee receivables. While this evaluation process uses historical and other objective information, it is also dependent on our subjective assessment based upon our experience and judgment. Actual losses are difficult to forecast, especially if such losses stem from factors beyond our historical experience. We have limited experience managing our allowance for loan principal and financing service fee receivables, especially given the fact that we only commenced our business in early 2014. Furthermore, we shifted our focus of target borrower base from college students to young consumers in general starting from November 2015, and we may not be able to accurately forecast delinquencies of our current target borrower base. Given these challenges, it is possible that we will underestimate or overestimate the allowance for loan principal and financing service fee receivables. In addition, we are not subject to periodic review by bank regulatory agencies of our allowance for loan principal and financing service fee receivables. As a result, if we underestimate the allowance for loan principal and financing service fee receivables, there can be no assurance that our allowance for loan principal and financing service fee receivables will be sufficient to absorb losses or prevent a material adverse effect on our business, financial condition and results of operations. Conversely, if we overestimate the allowance for loan principal and financing service fee receivables, we will record higher provision for loan principal and financing service fee receivables, which will adversely affect our results of operations.

We face intense competition and, if we do not compete effectively, our results of operations could be harmed.

The online consumer finance industry in China is highly competitive and we compete with other consumer finance service providers, including online consumer finance service providers, such as JD Finance, WeBank, Huabei and Jiebei, as well as traditional financial institutions, such as banks and consumer finance companies. In particular, we and Jiebei both engage borrowers through the Alipay consumer interface and may compete for borrower engagement. We also compete with other providers of budget auto financing products, such as Youxin and Yixin, offline auto retailers such as 4S dealers as well as online auto retail platforms. Our competitors may operate different business models, have different cost structures or participate selectively in different market segments. They may ultimately prove more successful or more adaptable to consumer demand and new regulatory, technological and other developments. Some of our current and potential competitors have significantly more financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their offerings. Our competitors may also have longer operating history, more extensive borrower bases or funding sources, greater brand recognition and brand loyalty and broader relationships with funding partners or merchandise suppliers than us. Additionally, a current or potential competitor may acquire, or form a strategic alliance with, one or more of our competitors. Our competitors may be better at developing new products, offering more attractive fees, responding more quickly to new technologies and undertaking more extensive and effective marketing campaigns. Furthermore, in light of the low barriers to entry in the online consumer finance industry, more players may enter this market and increase the level of competition. We anticipate that more established Internet, technology and financial services companies that possess large, existing user bases, substantial financial resources and established distribution channels may also enter the market in the future. In response to competition and in order to grow or maintain the amount of transactions facilitated to borrowers, we may have to offer lower amount of financing service fees, which could materially and adversely affect our business and results of operations. If we are unable to compete with such companies and meet the need for innovation in our industry, the demand for our credit products could stagnate or substantially decline, which could harm our business and results of operations.

With respect to institutional funding partners, we compete with other investment products and asset classes, such as equities, bonds, investment trust products, insurance products, bank savings accounts and real estate. If a substantial number of our institutional funding partners choose other investment alternatives, our business, financial condition and results of operations could be materially and adversely affected.

We may be required to obtain additional value-added telecommunication business licenses.

PRC regulations impose sanctions for engaging in Internet information services of a commercial nature without having obtained an Internet content provider license, or the ICP license, and sanctions for engaging in the operation of online data processing and transaction processing without having obtained a VATS license for online data processing and transaction processing, or ODPTP license (ICP and ODPTP are both sub-sets of value-added telecommunication business). These sanctions include corrective orders and warnings from the PRC communication administration authority, fines and confiscation of illegal gains and, in the case of significant infringements, the websites and mobile apps may be ordered to cease operation. Nevertheless, the interpretation of such regulations and PRC regulatory authorities’ enforcement of such regulations in the context of online consumer finance industry remains uncertain, it is unclear whether online consumer finance service provider like us are required to obtain ICP license or ODPTP license, or any other kind of value-added telecommunication business licenses. Beijing Happy Time and Qufenqi Beijing both have obtained ICP licenses. We have not obtained any ODPTP license to date. Given the evolving regulatory environment of the consumer finance industry and value-added telecommunication business, we cannot rule out the possibility that the PRC communication administration authority or other government authorities will explicitly require any of our consolidated VIEs or subsidiaries of our consolidated VIEs to obtain ICP licenses, ODPTP licenses or other value-added telecommunication business licenses, or issue new regulatory requirements to institute a new licensing regime for our industry. If such value-added telecommunication business licenses are clearly required in the future, or a new license regime is introduced or new regulatory rules are promulgated, we cannot assure you that we would be able to obtain any required license or other regulatory approvals in a timely manner, or at all, which would subject us to the sanctions described above or other sanctions as stipulated in the new regulatory rules, and materially and adversely affect our business and impede our ability to continue our operations.

The scale of our budget auto financing business may be limited by the total net assets of our finance lease subsidiary.

In September 2013, the Ministry of Commerce, or the MOFCOM, promulgated the Measures for Supervision and Administration of Finance Lease Enterprises, pursuant to which the risk assets of a finance lease enterprise may not exceed ten times of its total net assets. According to the Measures for the Administration of Foreign Funded Lease Industry, promulgated by the MOFCOM in 2005 and amended by the MOFCOM in 2015, the term “risk assets” refers to a company’s total assets, net of cash, bank deposits, Chinese treasury bonds and lease assets held in custody. Shanghai Autohome funds finance leases for car buyers on our platform, and its risk assets consist of finance lease receivables relating to the finance leases it funds.

We currently provide budget auto financing products in the form of finance leases through our subsidiary Xiamen Qudian Financial Lease Ltd., or Xiamen Financial Lease. We may continue to expand the amount of finance leases provided by Xiamen Financial Lease, which would increase the amount of finance lease receivables of such subsidiary. When the amount of finance lease receivables exceeds ten times of Xiamen Financial Lease’s total net assets, we may be required to increase the total net assets of Xiamen Financial Lease by means of, among others, increasing the paid-up capital contribution. However, we cannot assure you that we will be able to make such capital contribution timely, or at all. Our inability to make such capital contribution on a timely basis could have an adverse impact on our business.

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of our initial public offering to make loans to our PRC subsidiaries and our consolidated VIEs, or to make additional capital contributions to our PRC subsidiaries.

In utilizing the proceeds of our initial public offering, we, as an offshore holding company, are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC laws, through loans or capital contributions. However, loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE and capital contributions to our PRC subsidiaries are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System, and registration with other governmental authorities in China.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or Circular 19, effective on June 1, 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, or Circular 59, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses, or Circular 45. According to Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in the PRC in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and Circular 16 could result in administrative penalties. Circular 19 and Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our initial public offering, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to any of our consolidated VIEs and their subsidiaries, each a PRC domestic company. Meanwhile, we are not likely to finance the activities of our consolidated VIEs and their subsidiaries by means of capital contributions given the restrictions on foreign investment in the businesses that are currently conducted by our consolidated VIEs and their subsidiaries.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or any consolidated variable interest entity or future capital contributions by us to our PRC subsidiaries. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries or consolidated VIEs and their subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to use foreign currency, including the proceeds we received from our initial public offering, and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We may need additional capital to pursue business objectives and respond to business opportunities, challenges or unforeseen circumstances, and financing may not be available on terms acceptable to us, or at all.

Since inception, we have issued equity securities to support the growth of our business. As we intend to continue to make investments to support the growth of our business, we may require additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, including developing new products and services, further enhancing our risk management capabilities, increasing our marketing expenditures to improve brand awareness and diversify our borrower engagement channels by collaborating with other leading Internet companies, enhancing our operating infrastructure and acquiring complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. However, additional funds may not be available when we need them, on terms that are acceptable to us, or at all. Repayment of the debts may divert a substantial portion of cash flow to pay principal and interest on such debt, which would reduce the funds available for expenses, capital expenditures, acquisitions and other general corporate purposes; and we may suffer default and foreclosure on our assets if our operating cash flow is insufficient to repay debt obligations, which could in turn result in acceleration of obligations to repay the indebtedness and limit our sources of financing.

Volatility in the credit markets may also have an adverse effect on our ability to obtain debt financing. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Class A ordinary shares. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to pursue our business objectives and to respond to business opportunities, challenges or unforeseen circumstances could be significantly limited, and our business, operating results, financial condition and prospects could be adversely affected.

We incurred net losses in the past and may incur net losses in the future.

We had net losses of RMB40.8 million and RMB233.2 million in the period from April 9 to December 31, 2014 and in 2015, respectively. We had accumulated deficits of RMB5,984.8 million and RMB6,633.7 million as of December 31, 2014 and December 31, 2015, respectively. Although we had net income of RMB576.7 million in 2016 and RMB2,164.5 million (US$332.7 million) in 2017, we cannot assure you that we will be able to continue to generate net income in the future. We anticipate that our operating cost and expenses will increase in the foreseeable future as we continue to grow our business, attract borrowers, institutional funding partners and merchandise suppliers and further enhance and develop our credit products, enhance our risk management capabilities and increase brand recognition. These efforts may prove more costly than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. There are other factors that could negatively affect our financial condition. For example, the delinquency rates of the transactions facilitated may be higher than expected, which may lead to lower than expected revenue, additional expenses and higher provision for loan principal and financing service fee receivables. Furthermore, we have adopted share incentive plans in the past and may adopt new share incentive plans in the future, which have caused, and will result in, significant share-based compensation expenses to us. We generate a substantial majority of our total revenues from financing service fees we charge borrowers. Any material decrease in our financing service fees would have a substantial impact on our margin. As a result of the foregoing and other factors, our net income margins may decline or we may incur additional net losses in the future and may not be able to maintain profitability on a quarterly or annual basis.

If our credit products do not achieve sufficient market acceptance or if we are unable to manage the growth of our credit products, our financial condition, results of operations and competitive position will be materially and adversely affected.

We currently offer cash credit products, merchandise credit products and budget auto financing products. Historically, we had explored and offered other types of credit products to users in China which were discontinued due to limited demand in the market. While we intend to eventually broaden the scope of products that we offer, there can be no assurance that we will be successful. New products must achieve high levels of market acceptance in order for us to balance the default risks associated with such products and to recoup our investment in developing and bringing them to market. Our existing or new products could fail to attain sufficient market acceptance for many reasons, including:

•	our failure to predict market demand accurately and supply attractive and increasingly personalized credit products at appropriate pricing and amount that meet this demand in a timely fashion;

•	borrowers may not like, find useful or agree with any changes made to our credit products;

•	our existing credit products may cease to be popular among current borrowers or prove to be less attractive to prospective borrowers;

•	our failure to offer attractive merchandise on our marketplace that can be purchased by borrowers through merchandise credit products at competitive amount of financing service fees to meet consumer needs and preferences;

•	our failure to assess risk associated with new products and to properly price new and existing products;

•	negative publicity about our credit products or our websites or mobile apps’ performance or effectiveness;

•	views taken by regulatory authorities that the launch of new credit products and changes to our existing credit products do not comply with PRC laws, rules or regulations applicable to us; and

•	the introduction or anticipated introduction of competing offerings by competitors.

If our existing and new products do not achieve adequate acceptance in the market, our competitive position, results of operations and financial condition could be harmed.

Furthermore, the introduction of new credit products or the increased utilization of certain credit products over other products may result in material adverse change to our results of operations. For example, borrowers may increase their preference and utilization of our merchandise credit products, which are typically larger in amount with longer terms, over our cash credit products. As small credit products enjoy favorable risk characteristics compared to larger credit products, an increase in the utilization of merchandise credit products over cash credit products by borrowers may result in an increase in delinquency rate for the transactions facilitated by us. Credit products with longer durations may also lead to reduced frequency of transactions by borrowers, which may have a material adverse effect as to the volume and comprehensiveness of the data we collect and analyze and our risk management capabilities.

Credit analysis and other information that we receive from other parties concerning a prospective borrower may be inaccurate or may not accurately reflect such prospective borrower’s creditworthiness, which may compromise the accuracy of our credit assessment.

For the purpose of credit assessment and pricing, we obtain prospective borrower’s credit analysis and other information from them as well as, with their authorization, from external parties, and assess applicants’ creditworthiness based on such information. Such external party’s credit assessment system may still be at a development stage and therefore have limitations in measuring borrowers’ creditworthiness. We have experienced instances where credit analysis information provided by an external party was not fully predictive of actual delinquency rates. Therefore, we do not rely on inputs from one or only a few external parties. Instead, we use inputs from many external parties, including Zhima Credit Score, for our credit assessment model to enhance our risk management capabilities. As the credit assessment methodologies of external parties are not disclosed to us, we may not have adequate knowledge of the assumptions behind their credit analysis, which could cause our model to produce inaccurate results. In addition, if there is an adverse change in the economic condition, credit analysis information provided by external parties may not be a reliable reference to assess an applicant’s creditworthiness, which may compromise our risk management capabilities. As a result, our assessment of a borrower’s credit profile may not reflect that particular borrower’s actual creditworthiness because assessment may be based on outdated, incomplete or inaccurate information. In addition, the completeness and reliability of information on borrower’s credit risk available in the PRC is relatively limited. The PBOC has developed and put into use a national personal and corporate credit information database which remains relatively underdeveloped. The information available to us and external parties from whom we obtain information for our credit assessment model is limited. We also currently do not have a comprehensive way to determine whether prospective borrowers have obtained loans through other consumer finance platforms, creating the risk whereby a borrower may utilize our credit products in order to pay off loans from other sources. Additionally, we allow a borrower to make multiple drawdowns under his or her credit, and such borrower may use proceeds from one drawdown to repay a separate credit drawdown facilitated by us. There is also a risk that, following our obtaining a borrower’s information, the borrower may have:

•	become delinquent in the payment of an outstanding obligation;

•	defaulted on a pre-existing debt obligation;

•	taken on additional debt; or

•	sustained other adverse financial events.

Such inaccurate or incomplete borrower credit analysis and other information could compromise the accuracy of our credit assessment and adversely affect the effectiveness of our control over our delinquency rates. We may not be able to recoup funds underlying transactions made in connection with inaccurate or incomplete borrower credit information, in which case our results of operations will be harmed.

Any harm to our brands or reputation or any damage to the reputation of the online consumer finance industry may materially and adversely affect our business and results of operations.

Enhancing the recognition and reputation of our brands is critical to our business and competitiveness, since this initiative affects our ability to attract and better serve borrowers and institutional funding partners as well as merchandise suppliers. Factors that are vital to this objective include our ability to:

•	maintain the effectiveness, quality and reliability of our systems;

•	provide borrowers with a superior experience;

•	engage a large number of quality borrowers with low delinquency rate;

•	enhance and improve our credit assessment model and risk management system;

•	enhance the quality of our funding sources;

•	effectively manage and resolve borrower complaints; and

•	effectively protect personal information and privacy of borrowers.

Any malicious or otherwise negative allegation made by the media or other parties about the foregoing or other aspects of our company, including our management, business, compliance with law, financial condition, prospects or our historical business operations on campuses, whether with merit or not, could severely hurt our reputation and harm our business and results of operations. In addition, certain factors that may adversely affect our reputation are beyond our control. Negative publicity about parties that we collaborate with in the operation of our business, such as Ant Financial or institutional funding partners, including negative publicity about any failure by them to adequately protect the information of their users, to comply with applicable laws and regulations or to otherwise meet required quality and service standards, could also harm our reputation or result in negative perception of the products we offer. Furthermore, any negative development in the online consumer finance industry, such as bankruptcies or failures of other consumer finance service providers, and especially a large number of such bankruptcies or failures, or negative perception of the industry as a whole, such as that arises from any failure of other consumer finance platforms to detect or prevent money laundering or other illegal activities, even if factually incorrect or based on isolated incidents, could compromise our image, undermine the trust and credibility we have established and impose a negative impact on our ability to attract new borrowers and to collaborate with and retain institutional funding partners. Negative developments in our industry, such as widespread borrower defaults, fraudulent behavior and/or the closure of other online consumer finance service providers, may also lead to tightened regulatory scrutiny of the sector and limit the scope of permissible business activities that may be conducted. If any of the foregoing takes place, our business and results of operations could be materially and adversely affected.

We are subject to risks associated with other parties with which we collaborate. If such other parties fail to perform or provide reliable or satisfactory services, our business, financial condition and results of operations may be materially and adversely affected.

We collaborate with certain other parties in providing our credit products to borrowers. Such other parties include Ant Financial, institutional funding partners, other institutions from which we obtain information for our credit assessment model and risk management system, our cloud computing service provider and merchandise suppliers. These parties may not be able to provide accurate data analyses, sufficiently or timely fund credit that we facilitate or provide satisfactory merchandise and services to us and/or borrowers on commercially acceptable terms or at all. Any failure by these parties to continue with good business operations, comply with applicable laws and regulations or any negative publicity on these parties could damage our reputation, expose us to significant penalties and decrease our total revenues and profitability. Also, if we fail to retain existing or attract new quality parties to collaborate with, our ability to retain existing borrowers, engage prospective borrowers may be severely limited, which may have a material and adverse effect on our business, financial condition and results of operations. In addition, certain of these other parties that we collaborate with have access to our user data to a limited extent in order to provide their services. If these other parties engage in activities that are negligent, illegal or otherwise harmful to the trustworthiness and security of our products or system, including the leak or negligent use of data, or users are otherwise dissatisfied with their service quality, we could suffer reputational harm, even if these activities are not related to, attributable to or caused by us.

Fraudulent activity could negatively impact our results of operations, brand and reputation and cause the use of our credit products and services to decrease.

We are subject to the risk of fraudulent activity associated with borrowers and parties handling user information. Our resources, technologies and fraud detection tools may be insufficient to accurately detect and prevent fraud. For example, we currently do not have a comprehensive way to determine whether prospective borrowers have obtained loans through other consumer finance platforms, creating the risk whereby a borrower may borrow money through us in order to pay off loans from other sources. Even if we identify a fraudulent borrower and reject his or her credit application, such borrower may re-apply by using fraudulent information. We may fail to identify such behavior, despite our measures to verify personal identification information provided by borrowers. Furthermore, we may not be able to recoup funds underlying transactions made in connection with fraudulent activities. A significant increase in fraudulent activities could negatively impact our brands and reputation, discourage institutional funding partners from collaborating with us, reduce the amount of transactions facilitated to borrowers and lead us to take additional steps to reduce fraud risk, which could increase our costs. High profile fraudulent activity could even lead to regulatory intervention, and may divert our management’s attention and cause us to incur additional expenses and costs. Although we have not experienced any material business or reputational harm as a result of fraudulent activities in the past, we cannot rule out the possibility that fraudulent activities may materially and adversely affect our business, financial condition and results of operations in the future.

We rely on institutional funding partners to fund credit drawdowns to borrowers, which may constitute provision of intermediary service, and our agreements with these institutional funding partners and borrowers may be deemed as intermediation contracts under the PRC Contract Law.

Under the PRC Contract Law, if an intermediary conceals any material fact intentionally or provides false information in connection with the conclusion of the proposed contract, which results in harm to the client’s interests, the intermediary may not claim for service fees and is liable for the damages caused. See “Item 4. Information on the Company — B. Business Overview — Regulations — Regulations related to Loans and Intermediation.” Therefore, if we fail to provide material information to institutional funding partners, or if we fail to identify false information received from borrowers or others and in turn provide such information to institutional funding partners, and in either case if we are also found to be at fault, due to failure or deemed failure to exercise proper care, such as to conduct adequate information verification or supervision of our employees, or to accurately detect and prevent fraud due to ineffectiveness of our fraud detection tools, we could be held liable for damages caused to institutional funding partners as an intermediary pursuant to the PRC Contract Law. In addition, if we fail to complete our obligations under the agreements with institutional funding partners and borrowers, we could also be held liable for damages caused to borrowers or institutional funding partners pursuant to the PRC Contract Law. On the other hand, we do not assume any liability solely on the basis of failure to correctly assign a credit limit to a particular borrower in the process of facilitating transactions, as long as we do not conceal any material fact intentionally or provide false information, and are not found to be at fault otherwise. However, due to the lack of detailed regulations and guidance in the area of online consumer finance platforms and the possibility that the PRC government authority may promulgate new laws and regulations regulating online consumer finance platforms in the future, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations for the online consumer finance industry, and there can be no assurance that the PRC government authority will ultimately take a view that is consistent with ours.

Fluctuations in interest rates could negatively affect the amount of transactions facilitated by us and cost of capital for funds provided to borrowers.

All credit facilitated by us have fixed financing service fees. If prevailing market interest rates rise, our cost of capital for funds will increase, which may force us to increase the financing service fees we charge. If our borrowers decide not to utilize our credit products because of such an increase in financing service fees, our ability to retain existing borrowers, attract or engage prospective borrowers as well as our competitive position may be severely limited. We cannot assure you that we will be able to effectively manage such interest risk at all times or pass on any increase in interest rate to our borrowers. If we are unable to effectively manage such an increase, our business, profitability, results of operations and financial condition could be materially and adversely affected. If prevailing market interest rates decrease and we fail to adjust the amount of financing service fees we charge accordingly, prospective borrowers may take advantage of the lower funding cost offered by other parties. As a result, any fluctuation in the interest rate environment may discourage borrowers from making credit applications from us or utilize their approved credit, which may adversely affect our business.

If we are unable to provide a high quality borrower experience, our business and reputation may be materially and adversely affected.

The success of our business largely depends on our ability to provide high quality borrower experience, which in turn depends on a variety of factors. These factors include our ability to continue to offer credit products at competitive amount of financing service fees and adequate credit limits, reliable and user-friendly website interface and mobile apps for borrowers to browse, apply for credit, and purchase merchandise, and further improve our online credit approval process, source merchandise sold on our marketplace to respond to borrower’s demands and preferences. If borrowers are not satisfied with our credit products, the merchandise sold on our marketplace or our services, or our system is severely interrupted or otherwise fail to meet the borrowers’ requests, our reputation and borrower loyalty could be adversely affected.

Our quarterly results may fluctuate significantly and may not fully reflect the underlying performance of our business.

Our quarterly results of operations, including the levels of our total revenues, operating cost and expenses, net (loss)/income and other key metrics, may vary significantly in the future due to a variety of factors, some of which are outside of our control, and period-to-period comparisons of our operating results may not be meaningful, especially given our limited operating history. Accordingly, the results for any one quarter are not necessarily an indication of future performance. Fluctuations in quarterly results may adversely affect the price of our ADSs. Factors that may cause fluctuations in our quarterly financial results include:

•	our ability to attract new borrowers and maintain relationships with existing borrowers;

•	the amount of transactions;

•	the mix of products we offer;

•	delinquency rates of transactions we facilitate;

•	the amount and timing of operating cost and expenses related to acquiring borrowers and the maintenance and expansion of our business, operations and infrastructure;

•	our ability to establish relationship with additional institutional funding partners and maintain relationships with existing institutional funding partners;

•	our ability to secure funding for credit we facilitate on reasonable terms;

•	our emphasis on borrower experience instead of near-term growth;

•	the timing of expenses related to the development or acquisition of technologies or businesses;

•	proper and sufficient allowance and charge-off policies and implementation;

•	network outages or security breaches;

•	general economic, industry and market conditions; and

•	changes in applicable laws and regulations.

In addition, we experience seasonality in our business, reflecting a combination of seasonality patterns of the retail market and our promotional activities. In recent years, many online and offline retailers in China hold promotions on November 11 and December 12 of each year, which drives significant increase in retail sales. Higher retail sales during the shopping seasons may generate greater demand for our credit products. As a result, we typically record higher total revenues during the fourth quarter of each year compared to other quarters. On the other hand, our total revenues for the first quarter tend to be lower due to the Chinese New Year holiday that generally reduces borrowing activities. In addition, we hold promotional campaigns on March 21 (our anniversary), November 11 and December 12 by offering lower amount of financing service fees, which may also increase the number of borrowers who utilize our credit products and thus increase our total revenues for the relevant periods. On the other hand, lower financing service fee amount may decrease our margin for the relevant periods. Due to our limited operating history, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results.

Uncertainties relating to the growth of the retail industry in China in general, and the online retail industry in particular, could adversely affect revenues from our cash and merchandise credit products and our business prospects.

We generate our revenue from the provision of both cash and merchandise credit products which we believe are mainly used for day-to-day discretionary consumption purposes. As a result, our cash and merchandise credit products businesses are affected by the development of the retail industry, and in particular the online retail industry, in China. The long-term viability and prospects of various online retail business models in China remain relatively untested. As such, demand for our credit products and our future results of operations will depend on numerous factors affecting the development of the online retail industry in China, which may be beyond our control. These factors include:

•	the growth of Internet, broadband, personal computer and mobile penetration and usage in China, and the rate of any such growth;

•	the trust and confidence level of online retail and mobile commerce consumers, including our users, in China, as well as changes in borrower demographics and consumer tastes and preferences;

•	the selection, price and popularity of merchandise that we and our competitors offer online;

•	whether alternative retail channels or business models that better address the needs of consumers emerge in China; and

•	the development of fulfillment, payment and other ancillary services associated with retail and mobile commerce purchases.

A decline in the popularity of online shopping in general, especially through the use of credit products, or any failure by us to adapt our marketplace and improve the online shopping experience of our users in response to trends and user requirements, may adversely affect our results of operations and business prospects.

Our success and future growth depend significantly on our successful marketing efforts, and if we are unable to promote and maintain our brands in an effective and cost-efficient way, our business and financial results may be harmed.

We believe that developing and maintaining awareness of our brands effectively is critical to attracting new and retaining existing borrowers. Successful promotion of our brands and our ability to attract quality borrowers depend largely on the effectiveness of our marketing efforts and the success of the channels we use to promote our brands and credit products. Our efforts to build our brands may cause us to incur significant expenses. These efforts may not result in increased revenue in the immediate future or at all and, even if they do, any increases in revenue may not offset the expenses incurred. If we fail to successfully promote and maintain our brands while incurring substantial expenses, our results of operations and financial condition would be adversely affected, which may impair our ability to grow our business.

Our business and internal systems rely on software that is highly technical, and if it contains undetected errors, our business could be adversely affected.

Our business and internal systems rely on software that is highly technical and complex. In addition, our business and internal systems depend on the ability of such software to store, retrieve, process and manage large amounts of data. The software on which we rely has contained, and may now or in the future contain, undetected errors or bugs. Some errors may only be discovered after the code has been released for external or internal use. Errors or other design defects within the software on which we rely may result in a negative experience for users, delay introductions of new features or enhancements, result in errors or compromise our ability to protect user data or our intellectual property, or affect the accuracy of our operating data. Any errors, bugs or defects discovered in the software on which we rely could result in harm to our reputation, loss of users, liability for damages, any of which could adversely affect our business, financial condition and results of operations.

Any significant disruption in our information technology systems, including events beyond our control, could prevent us from offering our products, thereby reduce the attractiveness of our products and result in a loss of borrowers or institutional funding partners.

In the event of a system outage and physical data loss, our ability to provide credit products would be materially and adversely affected. The satisfactory performance, reliability and availability of our technology and our underlying network infrastructure are critical to our operations, user service, reputation and our ability to attract new and retain existing borrowers and institutional funding partners. Our information technology systems infrastructure is currently deployed and our data is currently maintained on customized cloud computing services in China. Our operations depend on the service provider’s ability to protect its and our systems in its facilities against damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or attempts to harm our systems, criminal acts and similar events. Since the launch of our business, we had experienced one system outage during the holiday seasons in China due to competition for available cloud computing services provided by our service provider and we cannot assure you that such incidents will not occur in the future. Moreover, if our arrangement with this service provider is terminated or if there is a lapse of service or damage to their facilities, we could experience interruptions in our service as well as delays and additional expense in arranging new credit for borrowers.

Any interruptions or delays in our service, whether as a result of third-party error, our error, natural disasters or security breaches, whether accidental or willful, could harm our relationships with borrowers and institutional funding partners and our reputation. Additionally, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. We also may not have sufficient capacity to recover all data and services in the event of an outage. These factors could prevent us from processing credit applications and other business operations, damage our brands and reputation, divert our employees’ attention, reduce our revenue, subject us to liability and cause borrowers and institutional funding partners to abandon our credit products, any of which could adversely affect our business, financial condition and results of operations.

Misconduct and errors by our employees and parties we collaborate with could harm our business and reputation.

We are exposed to many types of operational risks, including the risk of misconduct and errors by our employees and parties that we collaborate with. Our business depends on our employees and/or business partners to interact with users, process large numbers of transactions, deliver merchandise purchased by borrowers, providing user and after-sale product services and support the collection process, all of which involve the use and disclosure of personal information. We could be materially and adversely affected if transactions were redirected, misappropriated or otherwise improperly executed, if personal information was disclosed to unintended recipients or if an operational breakdown or failure in the processing of transactions occurred, whether as a result of human error, purposeful sabotage or fraudulent manipulation of our operations or systems. It is not always possible to identify and deter misconduct or errors by employees or business partners, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. If any of our employees or business partners take, convert or misuse funds, documents or data or fail to follow our rules and procedures when interacting with users, we could be liable for damages and subject to regulatory actions and penalties. There have been media reports alleging that former employees of our company have misappropriated and sold borrower data. We are not aware of any former employee who has been identified by law enforcement authorities to have engaged in such misconduct, and we do not believe such allegations have had a material impact on our business. However, future allegations of employee misconduct, whether perceived or actual, could materially and adversely affect our reputation and business. We could also be perceived to have facilitated or participated in the illegal misappropriation of funds, documents or data, or the failure to follow our rules and procedures, and therefore be subject to civil or criminal liability. Any of these occurrences could result in our diminished ability to operate our business, potential liability to users, inability to attract users, reputational damage, regulatory intervention and financial harm, which could negatively impact our business, financial condition and results of operations.

If we are unable to protect the confidential information of our users and adapt to the relevant regulatory framework as to protection of such information, our business and operations may be adversely affected.

We collect, store and process certain personal and other sensitive data from our users, which makes us an attractive target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions. While we have taken steps to protect the confidential information that we have access to, our security measures could be breached. Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our system could cause confidential user information to be stolen and used for criminal purposes. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with users could be severely damaged, we could incur significant liability and our business and operations could be adversely affected.

In addition, PRC government authorities have enacted a series of laws and regulations in regard of the protection of personal information, under which internet service providers and other network operators are required to comply with the principles of legality, justification and necessity, to clearly indicate the purposes, methods and scope of any information collection and usage, and to obtain the consent of users, as well as to establish user information protection system with appropriate remedial measures. We have obtained the consents from our users to use their personal information within the scope of authorization and we have taken technical measures to ensure the security of such personal information and prevent the personal information from being divulged, damaged or lost. However, there is uncertainty as to the interpretation and application of such laws which may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our system. We cannot assure you that our existing user information protection system and technical measures will be considered sufficient under applicable laws and regulations. If we are unable to address any information protection concerns, or to comply with the then applicable laws and regulations, we may incur additional costs and liability and our reputation, business and operations might be adversely affected.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the NYSE. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Commencing with our fiscal year ending December 31, 2018, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 20-F filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. In addition, once we cease to be an “emerging growth company” as the term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. This will require that we incur substantial additional professional fees and internal costs to expand our accounting and finance functions and that we expend significant management efforts. Prior to our initial public offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures, and we were never required to test our internal controls within a specified period, and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting.

In addition, our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If that were to happen, the market price of our ADSs could decline and we could be subject to sanctions or investigations by the NYSE, SEC or other regulatory authorities.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, domain names, copyrights, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark and trade secret law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations Related to Intellectual Property Rights.” However, we cannot assure you that any of our intellectual property rights would not be challenged, invalidated or circumvented, or such intellectual property will be sufficient to provide us with competitive advantages. In addition, other parties may misappropriate our intellectual property rights, which would cause us to suffer economic or reputational damages. Because of the rapid pace of technological change, nor can we assure you that all of our proprietary technologies and similar intellectual property will be patented in a timely or cost-effective manner, or at all. Furthermore, parts of our business rely on technologies developed or licensed by other parties, or co-developed with other parties, and we may not be able to obtain or continue to obtain licenses and technologies from these other parties on reasonable terms, or at all.

It is often difficult to register, maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, copyrights, know-how, proprietary technologies or other intellectual property rights held by other parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be other parties’ trademarks, copyrights, know-how, proprietary technologies or other intellectual property rights that are infringed by our credit products or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in China, the United States or other jurisdictions. If any infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

Additionally, the application and interpretation of China’s intellectual property right laws and the procedures and standards for granting trademarks, copyrights, know-how, proprietary technologies or other intellectual property rights in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and results of operations may be materially and adversely affected.

We may incur liability for merchandise sold on our marketplace that are without or have yet to receive proper authorization, infringe on other parties’ intellectual property rights, or fail to comply with related permits or filing requirements.

We currently collaborate with more than 330 merchandise suppliers, including leading brands and their authorized distributors for our merchandise credit product business. Although we have adopted measures to verify the authenticity and authorization of merchandise offered on our marketplace and avoid potential infringement of any rights of other parties in the course of sourcing these merchandise, we may not always be successful. In the event that counterfeit, unauthorized or infringing merchandise is sold on our mobile apps or infringing content is posted on our websites, we could face claims that we should be held liable. We had in the past received a few claims alleging that merchandise sold on our marketplace infringed on other parties’ rights and had worked with the relevant merchandise suppliers for product return and exchange of such merchandise. Although these claims have been immaterial to our business, results of operations and financial condition, if any material claim occurs in the future, irrespective of the validity of such claims, we may incur significant costs and efforts in either defending against or settling such claims. If there is a successful claim against us, we might be required to pay substantial damages or refrain from further sale of the relevant merchandise. Potential liability under PRC law if we negligently participated or assisted in infringement activities associated with counterfeit goods includes injunctions to cease infringing activities, rectification, compensation, administrative penalties and even criminal liability. Moreover, such claims or administrative penalties could result in negative publicity and our reputation could be severely damaged. Any of these events could have a material and adverse effect on our business, results of operations or financial condition.

We may be required to segregate our own assets from those assets of the institutional funding partners and borrowers.

Pursuant to the Internet Finance Guidelines and the Implementing Scheme of Special Rectification of Risks in the Internet Finance Sector adopted in April 2016, online finance institutions are required to segregate assets of the institutional funding partners and borrowers in a custodian bank from their own assets. However, there is uncertainty as to the implementation of such regulations, and the scope of online finance institutions which are subject to such assets segregation liabilities remains unclear. In addition, commercial banks in the PRC currently only provide custodian services to online lending information intermediary institutions as defined under the Interim Online Lending Information Intermediary Measures. We do not consider ourselves as an online lending information intermediary institution as defined under the Interim Online Lending Information Intermediary Measures, and we currently do not engage commercial banks in the PRC to provide such custodian services to us. We use our best efforts to separate our own assets from those assets of the institutional funding partners to whom we transfer credit drawdowns by setting up separate bank accounts to monitor the assets of such institutional funding partners. However, since such bank accounts are still under our names and all the assets are therefore considered be owned by us from a PRC legal perspective, if any person enforces a judgment against our assets, the assets of the institutional funding partners and borrowers will be enforced against as well. In addition, if we are deemed as an online lending information intermediary institution by the applicable regulatory authorities under the Interim Online Lending Information Intermediary Measures in the future, we may be subject to regulatory measures, such as warnings, fines and other measures permitted under the law, for our current practices.

Any failure by us, institutional funding partners or payment processors to comply with applicable anti-money laundering and anti-terrorist financing laws and regulations could damage our reputation, expose us to significant penalties, and decrease our revenues and profitability.

We have implemented various policies and procedures in compliance with all applicable anti-money laundering and anti-terrorist financing laws and regulations, including internal controls and “know-your-customer” procedures, for preventing money laundering and terrorist financing. In addition, we rely on our institutional funding partners and payment processors, in particular online payment companies that handle the transfer of funds from institutional funding partners to us and the borrowers, to have their own appropriate anti-money laundering policies and procedures. Certain of our institutional funding partners and online payment companies are subject to anti-money laundering obligations under applicable anti-money laundering laws and regulations and are regulated in that respect by the PBOC. We have adopted commercially reasonable procedures for monitoring our institutional funding partners and payment processors.

We have not been subject to fines or other penalties, or suffered business or other reputational harm, as a result of actual or alleged money laundering or terrorist financing activities in the past. However, our policies and procedures may not be completely effective in preventing other parties from using us, any of our institutional funding partners, or payment processors as a conduit for money laundering (including illegal cash operations) or terrorist financing without our knowledge. If we were to be associated with money laundering (including illegal cash operations) or terrorist financing, our reputation could suffer and we could become subject to regulatory fines, sanctions, or legal enforcement, including being added to any “blacklists” that would prohibit certain parties from engaging in transactions with us, all of which could have a material adverse effect on our financial condition and results of operations. Even if we, our institutional funding partners and payment processors comply with the applicable anti-money laundering laws and regulations, we, institutional funding partners and payment processors may not be able to fully eliminate money laundering and other illegal or improper activities in light of the complexity and the secrecy of these activities. Any negative perception of the industry, such as that arises from any failure of other online consumer finance service providers to detect or prevent money laundering activities, even if factually incorrect or based on isolated incidents, could compromise our image, undermine the trust and credibility we have established, and negatively impact our financial condition and results of operation.

The Internet Finance Guidelines purport, among other things, to require internet finance service providers to comply with certain anti-money laundering requirements, including the establishment of a customer identification program, the monitoring and reporting of suspicious transactions, the preservation of customer information and transaction records, and the provision of assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters. The PBOC will formulate implementing rules to further specify the anti-money laundering obligations of Internet finance service providers. We cannot assure you that the anti-money laundering policies and procedures we have adopted will be deemed to be in compliance with applicable anti-money laundering implementing rules if and when adopted.

From time to time we may evaluate and potentially consummate strategic investments or acquisitions, which could require significant management attention, disrupt our business and adversely affect our financial results.

We may evaluate and consider strategic investments, combinations, acquisitions or alliances to further increase the value of our credit products and better serve borrowers and enhance our competitive position. For example, to further enhance user engagement efforts, in October 2016 we formed a joint venture with Ant Financial. The joint venture provides services covering various aspects of the daily life of college students, including those related to academia, social connection, networking and other campus life related services.

These transactions could be material to our financial condition and results of operations if consummated. If we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we do consummate such a transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such transaction, which may result in investment losses.

Strategic investments or acquisitions will involve risks commonly encountered in business relationships, including:

•	difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, products and services of the acquired business;

•	inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits including the failure to successfully further develop the acquired technology;

•	difficulties in retaining, training, motivating and integrating key personnel;

•	diversion of management’s time and resources from our normal daily operations and potential disruptions to our ongoing businesses;

•	difficulties in maintaining uniform standards, controls, procedures and policies within the combined organizations;

•	difficulties in retaining relationships with borrowers, institutional funding partners, merchandise suppliers, employees and other partners of the acquired business;

•	risks of entering markets in which we have limited or no prior experience;

•	regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary pre-closing or post-closing approvals, as well as being subject to new regulators with oversight over an acquired business;

•	assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights or increase our risk for liability;

•	liability for activities of the acquired business before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities; and

•	unexpected costs and unknown risks and liabilities associated with strategic investments or acquisitions.

We may not make any investments or acquisitions, or any future investments or acquisitions may not be successful, may not benefit our business strategy, may not generate sufficient revenues to offset the associated acquisition costs or may not otherwise result in the intended benefits.

Our business depends on the continued efforts of our senior management. If one or more of our key executives were unable or unwilling to continue in their present positions, our business may be severely disrupted.

Our business operations depend on the continued services of our senior management, particularly the executive officers named in this annual report. In particular, Mr. Min Luo, our founder, chairman and chief executive officer, is critical to the management of our business and operations and the development of our strategic direction. While we have provided different incentives to our management, we cannot assure you that we can continue to retain their services. If one or more of our key executives were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. In addition, although we have entered into confidentiality and non-competition agreements with our management, there is no assurance that any member of our management team will not join our competitors or form a competing business. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

Competition for employees is intense, and we may not be able to attract and retain the qualified and skilled employees needed to support our business.

We believe our success depends on the efforts and talent of our employees, including technology and product development, risk management, operation management and finance personnel. Our future success depends on our continued ability to attract, develop, motivate and retain qualified and skilled employees. Competition for highly skilled technical, risk management, operation management and financial personnel is extremely intense. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment.

In addition, we invest significant time and expenses in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements, and the quality of our services and our ability to serve borrowers and investors could diminish, resulting in a material adverse effect to our business.

We have identified a material weakness in our internal controls as of December 31, 2017, and if we fail to maintain an effective system of internal controls, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected, and investor confidence and the market price of the ADSs may be adversely affected.

Prior to our initial public offering, we have been a private company with limited accounting personnel and other resources with which to address our internal controls. In the course of auditing our consolidated financial statements, we and our independent registered public accounting firm identified a material weakness in our internal controls. A material weakness is a deficiency, or combination of deficiencies, in internal controls, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness related to our lack of sufficient number of financial reporting personnel with appropriate level of knowledge and experience in application of U.S. GAAP and SEC rules and regulations commensurate with our reporting requirements. Although we have begun to implement measures to address the material weakness, implementation of those measures may not fully remediate the material weakness in a timely manner. In the future we may determine that we have additional material weaknesses, or our independent registered public accounting firm may disagree with our management assessment of the effectiveness of our internal controls.

If we fail to establish and maintain adequate internal controls, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could limit our access to capital markets, adversely affect our results of operations and lead to a decline in the trading price of the ADSs. Additionally, ineffective internal controls could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list or to other regulatory investigations and civil or criminal sanctions. We could also be required to restate our historical financial statements.

Increases in labor costs in the PRC may adversely affect our business and results of operations.

The economy in China has experienced increases in inflation and labor costs in recent years. As a result, average wages in the PRC are expected to continue to increase. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pension, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increased labor costs, our financial condition and results of operations may be adversely affected.

We may be subject to claims under consumer protection laws, including health and safety claims and product liability claims, if property or people are harmed by the merchandise and services offered on our marketplace.

Our marketplace allows consumers to buy merchandise from third-party merchandise suppliers, and some of such merchandise may be defectively designed or manufactured. Operators of online marketplaces in the PRC are subject to certain provisions of consumer protection laws even where the operator is not the supplier of the product or service purchased by the consumer. As a result, sales of defective merchandise could expose us to product liability claims relating to personal injury or property damage or other actions. In addition, if we do not take appropriate remedial action against merchandise suppliers for actions they engage in that we know, or should have known, would infringe upon the rights and interests of consumers, we may be held jointly liable with the merchandise suppliers for such infringement. Moreover, applicable consumer protection laws in China provide that trading platforms will be held liable for failing to meet any undertakings that the platforms make to consumers with regard to merchandise listed on their websites or mobile apps. Furthermore, we are required to report to the State Administration of Industry and Commerce, or the SAIC, or its local branches any violation of applicable laws, regulations or SAIC rules by merchandise suppliers or service providers, such as sales of goods without proper license or authorization, and to take appropriate remedial measures, including ceasing to provide services to the relevant merchandise suppliers. We may also be held jointly liable with merchandise suppliers who do not possess the proper licenses or authorizations to sell goods or sell goods that do not meet product standards. In addition, we may face activist litigation in China by plaintiffs claiming damages based on consumer protection laws, which may result in increased costs in defending such suits and damages should we not prevail, which could materially and adversely affect our reputation and brands and our results of operations. We do not maintain product liability insurance for merchandise offered on our marketplace, and our rights of indemnity from our merchandise suppliers may not adequately cover us for any liability we may incur. Even unsuccessful claims could result in the expenditure of funds and management time and resources and could materially reduce our net income and profitability.

Under our standard form agreements, we require merchandise suppliers to indemnify us for any losses we suffer or any costs that we incur due to any merchandise offered by these merchandise suppliers. However, not all of our agreements with merchandise suppliers include such terms, and for those agreements that include such terms, we may not be able to successfully enforce our contractual rights and may need to initiate costly and lengthy legal proceedings in China to protect our rights.

If we cannot maintain our corporate culture as we grow, we could lose the innovation, collaboration and focus that contribute to the success of our business.

We believe that a critical component of our success is our corporate culture, which we believe cultivates efficiency, fosters innovation, encourages teamwork and embraces changes and development. As we develop the infrastructure of a public company and continue to grow, we may find it difficult to maintain these valuable aspects of our corporate culture. Any failure to preserve our culture could negatively impact our future success, including our ability to attract and retain employees, encourage innovation and teamwork and effectively focus on and pursue our corporate objectives.

We do not have any business insurance coverage.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies. Currently, we do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

Any prolonged slowdown in the Chinese or global economy may have a negative impact on our business, results of operations and financial condition. In particular, general economic factors and conditions in China or worldwide, including the general interest rate environment and unemployment rates, may affect borrowers’ willingness to seek credit and institutional funding partners’ ability and desire to fund credit drawdowns facilitated by us. Economic conditions in China are sensitive to global economic conditions. The global financial markets have experienced significant disruptions since 2008 and the United States, Europe and other economies have experienced periods of recession. The recovery from the lows of 2008 and 2009 has been uneven and there are new challenges, including the escalation of the European sovereign debt crisis from 2011 and the slowdown of China’s economic growth since 2012, which may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have also been concerns over unrest in North Korea, Ukraine, the Middle East and Africa, which have resulted in volatility in financial and other markets. There have also been concerns over the expected withdrawal of the United Kingdom from the European Union as well as the outcome of the United States presidential election in November 2016. There have also been concerns about the economic effect of the tensions in the relationship between China and surrounding Asian countries. If present Chinese and global economic uncertainties persist, we may have difficulty in obtaining funding sources to fund the credit utilized by borrowers. Adverse economic conditions could also reduce the number of quality borrowers seeking credit from us, as well as their ability to make payments. Should any of these situations occur, the amount of transactions facilitated to borrowers and our revenue will decline, and our business and financial condition will be negatively impacted. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

Borrower growth and activity on mobile devices depends upon effective use of mobile operating system, networks and standards, which we do not control.

Our credit products are offered through mobile apps. As new mobile devices and platforms are released, it is difficult to predict the problems we may encounter in developing applications for these new devices and platforms, and we may need to devote significant resources to the development, support and maintenance of such applications. In addition, our future growth and our results of operations could suffer if we experience difficulties in the future in integrating our credit products into mobile devices or if problems arise with our relationships with providers of mobile operating systems or mobile app stores, or if we face increased costs to distribute or have users utilize our credit products on mobile devices. We are further dependent on the interoperability of providing our credit products on popular mobile operating systems that we do not control, such as iOS and Android, and any changes in such systems that degrade the accessibility of our credit products or give preferential treatment to competing products could adversely affect the usability of our credit products on mobile devices. In the event that it is more difficult for our users to access and utilize our credit products on their mobile devices, or if our users choose not to access or utilize our credit products on their mobile devices or to use mobile operating systems that do not offer access to our credit products, our user growth could be harmed and our business, financial condition and operating results may be adversely affected.

Our operations depend on the performance of the Internet infrastructure and fixed telecommunications networks in China.

Almost all access to the Internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the MIIT. Our systems infrastructure is currently deployed and our data is currently maintained on customized cloud computing services. Our cloud computing service provider may rely on a limited number of telecommunication service providers to provide it with data communications capacity through local telecommunications lines and Internet data centers to host its servers. Such service provider may have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s Internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with increasing traffic. We cannot assure you that our cloud computing service provider and the underlying Internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in Internet usage.

In addition, we have no control over the costs of the services provided by telecommunication service providers which in turn, may affect our costs of utilizing customized cloud computing services. If the prices we pay for customized cloud computing services rise significantly, our results of operations may be adversely affected. Furthermore, if Internet access fees or other charges to Internet users increase, our user traffic may decline and our business may be harmed.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures or Internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide our credit products.

Our business could also be adversely affected by the effects of Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, or other epidemics. Our business operations could be disrupted if any of our employees is suspected of having Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, SARS or other epidemic, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that any of these epidemics harms the Chinese economy in general.

Risks Related to Our Corporate Structure

If the PRC government deems that the contractual arrangements in relation to our consolidated VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

The PRC government regulates telecommunications-related businesses through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership of PRC companies that engage in telecommunications-related businesses. Specifically, foreign investors are not allowed to own more than a 50% equity interest in any PRC company engaging in value-added telecommunications businesses, with certain exceptions relating to online retail and mobile commerce which does not apply to us. The primary foreign investor must also have experience and a good track record in providing value-added telecommunications services, or VATS, overseas.

Because we are an exempted company incorporated in the Cayman Islands, we are classified as a foreign enterprise under PRC laws and regulations, and our wholly-owned PRC subsidiary, Ganzhou Qufenqi, is a foreign-invested enterprise, or an FIE. To comply with PRC laws and regulations, we conduct our business in China through our consolidated VIEs and their affiliates. Ganzhou Qufenqi has entered into a series of contractual arrangements with our consolidated VIEs and their shareholders. In addition, pursuant to the resolutions of all shareholders of Qudian Inc. and the resolutions of the board of directors of Qudian Inc., the board of directors of Qudian Inc. or any officer authorized by such board shall cause Ganzhou Qufenqi to exercise Ganzhou Qufenqi’s rights under the power of attorney agreements entered into among Ganzhou Qufenqi, Beijing Happy Time and the nominee shareholders of Beijing Happy Time and Ganzhou Qufenqi’s rights under the exclusive call option agreement between Ganzhou Qufenqi and Beijing Happy Time. As a result of these resolutions and the provision of unlimited financial support from the Company to Beijing Happy Time, Qudian Inc. has been determined to be most closely associated with Beijing Happy Time within the group of related parties and was considered to be the primary beneficiary of Beijing Happy Time and its subsidiaries.

We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. Our PRC legal counsel, based on its understanding of the relevant laws and regulations, is of the opinion that each of the contracts among our wholly-owned PRC subsidiary, our consolidated VIEs and their shareholders is valid, binding and enforceable in accordance with its terms. However, as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules and the Telecommunications Regulations and the relevant regulatory measures concerning the telecommunications industry, there can be no assurance that the PRC government authorities, such as the Ministry of Commerce, or the MOFCOM, or the MIIT, or other authorities that regulate online consumer finance platforms and other participants in the telecommunications industry, would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

If our corporate structure and contractual arrangements are deemed by the MIIT or the MOFCOM or other regulators having competent authority to be illegal, either in whole or in part, we may lose control of our consolidated VIEs and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our business. Further, if our corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking our business and operating licenses;

•	levying fines on us;

•	confiscating any of our income that they deem to be obtained through illegal operations;

•	shutting down our services;

•	discontinuing or restricting our operations in China;

•	imposing conditions or requirements with which we may not be able to comply;

•	requiring us to change our corporate structure and contractual arrangements;

•	restricting or prohibiting our use of the proceeds from overseas offering to finance our PRC consolidated VIEs’ business and operations; and

•	taking other regulatory or enforcement actions that could be harmful to our business.

Furthermore, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. See “ Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of the draft PRC Foreign Investment Law, and its enactment may materially and adversely affect our business and financial condition.” Occurrence of any of these events could materially and adversely affect our business, financial condition and results of operations. In addition, if the imposition of any of these penalties or requirement to restructure our corporate structure causes us to lose the rights to direct the activities of our consolidated VIEs or our right to receive their economic benefits, we would no longer be able to consolidate the financial results of such VIEs in our consolidated financial statements. However, we do not believe that such actions would result in the liquidation or dissolution of our company, our wholly-owned subsidiaries in China or our consolidated VIEs or their subsidiaries. See see “Item 4. Information on the Company — B. Business Overview — Overview — Our Contractual Arrangements with Consolidated VIEs and Their Shareholders.”

Our contractual arrangements with our consolidated VIEs may result in adverse tax consequences to us.

We could face material and adverse tax consequences if the PRC tax authorities determine that our contractual arrangements with our consolidated VIEs were not made on an arm’s length basis and adjust our income and expenses for PRC tax purposes by requiring a transfer pricing adjustment. A transfer pricing adjustment could adversely affect us by (i) increasing the tax liabilities of our consolidated VIEs without reducing the tax liability of our subsidiaries, which could further result in late payment fees and other penalties to our consolidated VIEs for underpaid taxes; or (ii) limiting the ability of our consolidated VIEs to obtain or maintain preferential tax treatments and other financial incentives.

We rely on contractual arrangements with our consolidated VIEs and their shareholders to operate our business, which may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business.

We rely on contractual arrangements with our consolidated VIEs and their shareholders to operate our business. For a description of these contractual arrangements, see “Item 4. Information on the Company — B. Business Overview — Overview — Our Contractual Arrangements with Consolidated VIEs and Their Shareholders.” All of our revenue are attributed to our consolidated VIEs. These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated VIEs. If our consolidated VIEs or their shareholders fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by our consolidated VIEs is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in our consolidated VIEs, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing these contractual arrangements, it would be very difficult to exert effective control over our consolidated VIEs, and our ability to conduct our business and our financial condition and results of operations may be materially and adversely affected. See “ — Risks Relating to Doing Business in China — There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.”

Ganzhou Qudian, Hunan Qudian and Xiamen Qudian became our consolidated VIEs in 2017. Mr. Min Luo, our founder, chairman and chief executive officer, and Mr. Lianzhu Lv, our director and head of user experience department, are the only shareholders of Ganzhou Qudian, and Mr. Min Luo and Mr. Hongjia He, our vice president, are the only shareholders of Hunan Qudian. Mr. Min Luo is the only shareholder of Xiamen Qudian. We believe such shareholding structure will enhance our administrative efficiency and reduce uncertainties associated with the enforcement of the relevant contractual arrangements entered into with the new consolidated VIEs and their respective shareholder(s). Instead of relying on several shareholders’ compliance with their respective contractual obligations, we will only rely on one or two shareholders’ compliance for each new consolidated VIE and would only need to enforce against such shareholder(s) in the event of a breach. However, there can be no assurance that the shareholding structure of the new consolidated VIEs will deliver the expected benefits. If any of the shareholders of the new consolidated VIEs breaches his obligations under the applicable contractual arrangements, our business, financial condition and results and operations could be materially and adversely affected.

The shareholders of our consolidated VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

In connection with our operations in China, we rely on the shareholders of our consolidated VIEs to abide by the obligations under such contractual arrangements. The interests of these shareholders in their individual capacities as the shareholders of our consolidated VIEs may differ from the interests of our company as a whole, as what is in the best interests of our consolidated VIEs, including matters such as whether to distribute dividends or to make other distributions to fund our offshore requirement, may not be in the best interests of our company. There can be no assurance that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or those conflicts of interest will be resolved in our favor. In addition, these individuals may breach or cause our consolidated VIEs and their subsidiaries to breach or refuse to renew the existing contractual arrangements with us.

Currently, we do not have arrangements to address potential conflicts of interest the shareholders of our consolidated VIEs may encounter, on one hand, and as a beneficial owner of our company, on the other hand. We, however, could, at all times, exercise our option under the exclusive call option agreement to cause them to transfer all of their equity ownership in our consolidated VIEs to a PRC entity or individual designated by us as permitted by the then applicable PRC laws. In addition, if such conflicts of interest arise, we could also, in the capacity of attorney-in-fact of the then existing shareholders of our consolidated VIEs as provided under the power of attorney agreements, directly appoint new directors of our consolidated VIEs. We rely on the shareholders of our consolidated VIEs to comply with PRC laws and regulations, which protect contracts and provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains, and the laws of the Cayman Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly in good faith with a view to our best interests. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of our consolidated VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Our corporate actions will be substantially controlled by our founder, chairman and chief executive officer, Mr. Min Luo, who will have the ability to control or exert significant influence over important corporate matters that require approval of shareholders, which may deprive you of an opportunity to receive a premium for your ADSs and materially reduce the value of your investment.

Mr. Min Luo, our founder, chairman of the board and chief executive officer, beneficially owns all the Class B ordinary shares issued and outstanding, representing 70.8% of our aggregate voting power as of March 31, 2018. As a result, Mr. Min Luo has the ability to control or exert significant influence over important corporate matters, investors may be prevented from affecting important corporate matters involving our company that require approval of shareholders, including:

•	the composition of our board of directors and, through it, any determinations with respect to our operations, business direction and policies, including the appointment and removal of officers;

•	any determinations with respect to mergers or other business combinations;

•	our disposition of substantially all of our assets; and

•	any change in control.

These actions may be taken even if they are opposed by our other shareholders, including the holders of the ADSs. Furthermore, this concentration of ownership may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of the ADSs. As a result of the foregoing, the value of your investment could be materially reduced.

If the custodians or authorized users of our controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations may be materially and adversely affected.

Under PRC law, legal documents for corporate transactions, including agreements and contracts such as the leases and sales contracts that our business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant local branch of the SAIC. We generally execute legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents.

We have three major types of chops — corporate chops, contract chops and finance chops. We use corporate chops generally for documents to be submitted to government agencies, such as applications for changing business scope, directors or company name, and for legal letters. We use contract chops for executing leases and commercial contracts. We use finance chops generally for making and collecting payments, including issuing invoices. Use of corporate chops and contract chops must be approved by our legal department and administrative department, and use of finance chops must be approved by our finance department. The chops of our subsidiaries and consolidated VIEs are generally held by the relevant entities so that documents can be executed locally. Although we usually utilize chops to execute contracts, the registered legal representatives of our subsidiaries and consolidated VIEs have the apparent authority to enter into contracts on behalf of such entities without chops, unless such contracts set forth otherwise.

In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to the designated key employees of our legal, administrative or finance departments. Our designated legal representatives generally do not have access to the chops. Although we have approval procedures in place and monitor our key employees, including the designated legal representatives of our subsidiaries and consolidated VIEs, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our key employees or designated legal representatives could abuse their authority, for example, by binding our subsidiaries and consolidated VIEs with contracts against our interests, as we would be obligated to honor these contracts if the other contracting party acts in good faith in reliance on the apparent authority of our chops or signatures of our legal representatives. If any designated legal representative obtains control of the chop in an effort to obtain control over the relevant entity, we would need to have a shareholder or board resolution to designate a new legal representative and to take legal action to seek the return of the chop, apply for a new chop with the relevant authorities, or otherwise seek legal remedies for the legal representative’s misconduct. If any of the designated legal representatives obtains and misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations, and our business and operations may be materially and adversely affected.

Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of the draft PRC Foreign Investment Law, and its enactment may materially and adversely affect our business and financial condition.

The MOFCOM published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the major existing laws and regulations governing foreign investment in China. While the MOFCOM solicited comments on this draft, substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of the proposed legislation and the extent of revision to the currently proposed draft. The draft Foreign Investment Law, if enacted as proposed, may materially impact the entire legal framework regulating foreign investments in China.

Among other things, the draft Foreign Investment Law purports to introduce the principle of “actual control” in determining whether a company is considered a foreign invested enterprise, or an FIE. The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity organized in a foreign jurisdiction, but cleared by the MOFCOM as “controlled” by PRC entities and/or citizens, would nonetheless be treated as a PRC domestic entity for investment in the “restriction category” that could appear on any such “negative list.” In this connection, “control” is broadly defined in the draft law to cover any of the following summarized categories:

•	holding 50% or more of the voting rights or similar rights and interests of the subject entity;

•	holding less than 50% of the voting rights or similar rights and interests of the subject entity but having the power to directly or indirectly appoint or otherwise secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to materially influence the board, the shareholders’ meeting or other equivalent decision making bodies; or

•	having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial, staffing and technology matters.

Once an entity is determined to be an FIE, and its investment amount exceeds certain thresholds or its business operation falls within a “negative list” purported to be separately issued by the State Council in the future, market entry clearance by the MOFCOM or its local counterparts would be required.

The VIE structure has been adopted by many PRC-based companies, including us, to conduct business in the industries that are currently subject to foreign investment restrictions in China. Under the draft Foreign Investment Law, VIEs that are controlled via contractual arrangements would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. For any companies with a VIE structure in an industry category that is in the “restriction category” that could appear on any such “negative list,” the existing VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC state owned enterprises or agencies, or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the VIEs will be treated as FIEs, in which case, the existing VIE structures will likely to be scrutinized and subject to foreign investment restrictions and approval from the MOFCOM and other supervising authorities such as MIIT. Any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal.

However, there are significant uncertainties as to how the control status of our consolidated VIEs would be determined under the enacted version of the Foreign Investment Law. In addition, it is uncertain whether any of the businesses that we currently operate or plan to operate in the future through our consolidated VIEs would be on the to-be-issued “negative list” and therefore be subject to any foreign investment restrictions or prohibitions. If our consolidated VIEs were deemed as an FIE under the enacted version of the Foreign Investment Law, and any of the businesses that we operate were in the “restricted” category on the to-be-issued “negative list,” such determination would materially and adversely affect the value of our ADSs. We also face uncertainties as to whether the enacted version of the Foreign Investment Law and the final “negative list” would mandate further actions, such as MOFCOM market entry clearance, to be completed by companies with existing VIE structure and whether such clearance can be timely obtained, or at all. If we were not considered as ultimately controlled by PRC domestic investors under the enacted version of the Foreign Investment Law, further actions required to be taken by us under the enacted Foreign Investment Law may materially and adversely affect our business and financial condition.

In addition, our corporate governance practice may be materially impacted and our compliance costs could increase if we were not considered as ultimately controlled by PRC domestic investors under the Foreign Investment Law, if enacted as currently proposed. For instance, the draft Foreign Investment Law as proposed purports to impose stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from investment implementation report and investment amendment report that would be required for each investment and alteration of investment specifics, an annual report would be mandatory, and large foreign investors meeting certain criteria would be required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations could potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible could be subject to criminal liabilities.

Risks Related to Doing Business in China

Changes in the political and economic policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

Substantially all of our operations are conducted in the PRC and all of our revenue is sourced from the PRC. Accordingly, our financial condition and results of operations are affected to a significant extent by economic, political and legal developments in the PRC.

The PRC economy differs from the economies of most developed countries in many respects, including the extent of government involvement, level of development, growth rate, and control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, regulating financial services and institutions and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth in the past three decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. Our financial condition and results of operations could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, the PRC government has implemented in the past certain measures to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for our services and consequently have a material adverse effect on our businesses, financial condition and results of operations.

There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.

Substantially all of our operations are conducted in the PRC, and are governed by PRC laws, rules and regulations. Our PRC subsidiaries and consolidated VIEs are subject to laws, rules and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the nonbinding nature of such decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business, financial condition and results of operations.

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.

The SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by the SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of the SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by the SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015.

Mr. Min Luo has completed the SAFE registration pursuant to SAFE Circular 75 in 2014. We have notified substantial beneficial owners of ordinary shares who we know are PRC residents of their filing obligation. Nevertheless, we may not be aware of the identities of all of our beneficial owners who are PRC residents. We do not have control over our beneficial owners and there can be no assurance that all of our PRC-resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules, and there is no assurance that the registration under SAFE Circular 37 and any amendment will be completed in a timely manner, or will be completed at all. The failure of our beneficial owners who are PRC residents to register or amend their foreign exchange registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to our company. These risks may have a material adverse effect on our business, financial condition and results of operations.

Any failure to comply with PRC regulations regarding our employee share incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies due to their position as director, senior management or employees of the PRC subsidiaries of the overseas companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. Our directors, executive officers and other employees who are PRC residents and who have been granted options may follow SAFE Circular 37 to apply for the foreign exchange registration before our company becomes an overseas listed company. After our company becomes an overseas listed company upon completion of our initial public offering, we and our directors, executive officers and other employees who are PRC residents and who have been granted options have been subject to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE in February 2012, according to which, employees, directors, supervisors and other management members participating in any stock incentive plan of an overseas publicly listed company who are PRC residents are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. We will make efforts to comply with these requirements upon completion of our initial public offering. However, there can be no assurance that they can successfully register with SAFE in full compliance with the rules. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit the ability to make payment under our share incentive plans or receive dividends or sales proceeds related thereto, or our ability to contribute additional capital into our wholly-foreign owned enterprises in China and limit our wholly-foreign owned enterprises’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional share incentive plans for our directors and employees under PRC law.

We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements.

We are a holding company and rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries and on remittances from the consolidated VIEs, for our offshore cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, fund inter-company loans, service any debt we may incur outside of China and pay our expenses. When our principal operating subsidiaries or the consolidated VIEs incur additional debt, the instruments governing the debt may restrict their ability to pay dividends or make other distributions or remittances to us. Furthermore, the laws, rules and regulations applicable to our PRC subsidiaries and certain other subsidiaries permit payments of dividends only out of their retained earnings, if any, determined in accordance with applicable accounting standards and regulations.

Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered capital, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends, loans or advances. Certain of our subsidiaries did not have any retained earnings available for distribution in the form of dividends as of December 31, 2017. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary.

Limitations on the ability of our consolidated VIEs to make remittance to the wholly-foreign owned enterprise and on the ability of our subsidiaries to pay dividends to us could limit our ability to access cash generated by the operations of those entities, including to make investments or acquisitions that could be beneficial to our businesses, pay dividends to our shareholders or otherwise fund and conduct our business.

We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.

Under the PRC Enterprise Income Tax Law and its implementing rules, enterprises established under the laws of jurisdictions outside of China with “de facto management bodies” located in China may be considered PRC tax resident enterprises for tax purposes and may be subject to the PRC enterprise income tax at the rate of 25% on their global income. “De facto management body” refers to a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise. The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by foreign enterprises or individuals, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises. If we were to be considered a PRC resident enterprise, we would be subject to PRC enterprise income tax at the rate of 25% on our global income. In such case, our profitability and cash flow may be materially reduced as a result of our global income being taxed under the Enterprise Income Tax Law. We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

Dividends payable to our foreign investors and gains on the sale of our ADSs or Class A ordinary shares by our foreign investors may become subject to PRC tax.

Under the Enterprise Income Tax Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Similarly, any gain realized on the transfer of ADSs or Class A ordinary shares by such investors is also subject to PRC tax at a current rate of 10%, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions, if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our Class A ordinary shares or ADSs, and any gain realized from the transfer of our Class A ordinary shares or ADSs, would be treated as income derived from sources within the PRC and would as a result be subject to PRC taxation. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of ADSs or Class A ordinary shares by such investors may be subject to PRC tax at a current rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions. If we or any of our subsidiaries established outside China are considered a PRC resident enterprise, it is unclear whether holders of our ADSs or Class A ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. If dividends payable to our non-PRC investors, or gains from the transfer of our ADSs or Class A ordinary shares by such investors, are deemed as income derived from sources within the PRC and thus are subject to PRC tax, the value of your investment in our ADSs or Class A ordinary shares may decline significantly.

We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a Chinese establishment of a non-Chinese company, or immovable properties located in China owned by non-Chinese companies.

On February 3, 2015, the State Administration of Taxation, or the SAT, issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7, which partially replaced and supplemented previous rules under the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the State Administration of Taxation, on December 10, 2009. Pursuant to Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immovable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immovable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payor fails to withhold any or sufficient tax, the transferor is required to declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or SAT Circular 37, to completely repeal SAT Circular 698 and the second paragraph of Section 8 of Bulletin 7. According to SAT Circular 37, the amount of taxable income equals the remainder after deducting the net equity value from the equity transfer income. Equity transfer income means the consideration collected by the transferor from the equity transfer, including income in both monetary form and non-monetary form. Net equity value means the tax basis for acquiring such equity. The tax basis for the equity is the capital contribution costs actually paid by the equity transferor to a PRC resident enterprise at the time of the investment and equity participation, or the equity transfer costs actually paid at the time of acquisition of such equity to the original transferor of such equity.

There is uncertainty as to the application of Bulletin 7 and SAT Circular 37. We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Circular 37 and Bulletin 7. For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Circular 37 and Bulletin 7. As a result, we may be required to expend valuable resources to comply with SAT Circular 37 and Bulletin 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

We are subject to restrictions on currency exchange.

All of our net income is denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our onshore subsidiaries or consolidated VIEs. Currently, certain of our PRC subsidiaries, may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of the SAFE by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, the SAFE and other relevant PRC governmental authorities. Since a significant amount of our future net income and cash flow will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize cash generated in Renminbi to fund our business activities outside of the PRC or pay dividends in foreign currencies to our shareholders, including holders of our ADSs, and may limit our ability to obtain foreign currency through debt or equity financing for our subsidiaries and consolidated VIEs.

Fluctuations in exchange rates could result in foreign currency exchange losses and could materially reduce the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the monetary or fiscal policies adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, the exchange rate between the Renminbi and the U.S. dollar had been stable and traded within a narrow band. In June 2010, the PRC government indicated that it would make the foreign exchange rate of the Renminbi more flexible, which increases the possibility of sharp fluctuations of the Renminbi’s value in the near future and the unpredictability associated with the Renminbi’s exchange rate. Since then, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

All of our revenue and substantially all of our costs are denominated in Renminbi. We are a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of Renminbi may materially and adversely affect our results of operations and financial position reported in Renminbi when translated into U.S. dollars, and the value of, and any dividends payable on, the ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars we receive from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount.

PRC regulations establish more complex procedures for acquisitions conducted by foreign investors which could make it more difficult for us to pursue growth through acquisitions.

The M&A Rules promulgated by six PRC regulatory agencies on August 8, 2006 established new procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. On February 3, 2011, the General Office of the State Council promulgated the Notice on Launching the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Security Review Notice, which became effective on March 6, 2011. The M&A Security Review Notice provides for certain circumstances under which foreign investors’ acquisition of domestic enterprises shall be subject to the security review of the PRC governments. The security review assesses such acquisition’s impact on national security, stable operation of national economy, basic living of the people, and R&D capacity for key technologies related to national security. On August 25, 2011, the Ministry of Commerce of PRC promulgated the Regulation of Ministry of Commerce on Implementation of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Security Review Regulation, which became effective on September 1, 2011. The M&A Security Review Regulation stipulates the requirements of application documents and security review procedures of the Ministry of Commerce. In the future, we may grow our business in part by acquiring complementary businesses. Complying with the requirements of the M&A Rules, the M&A Security Review Notice and the M&A Security Review Regulation to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce or its provincial affiliates, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

The enforcement of the laws on Employment Contracts and other labor-related regulations in the PRC may adversely affect our business and our results of operations.

On June 29, 2007, the National People’s Congress of China enacted the laws on Employment Contracts, or the Employment Contract Law, which became effective on January 1, 2008, amended on December 28, 2012. The Employment Contract Law established new restrictions and increased costs for employers to dismiss employees, including specific provisions related to fixed-term employment contracts, temporary employment, probation, consultation with the labor union and employee assembly, employment without a contract, dismissal of employees, compensation upon termination and overtime work, and collective bargaining. According to the Employment Contract Law, an employer is obliged to sign a labor contract with an unlimited term with an employee if the employer continues to hire the employee after the expiration of two consecutive fixed-term labor contracts subject to certain conditions or after the employee has worked for the employer for ten consecutive years. The employer also has to pay compensation to an employee if the employer terminates an unlimited-term labor contract. Such compensation is also required when the employer refuses to renew a labor contract that has expired, unless it is the employee who refuses to extend the expired contract or resign. In addition, under the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008 and its Implementation Rules on Paid Annual Leave for Employees, which became effective on September 18, 2008, employees who have served more than one year for an employer are entitled to a paid vacation ranging from 5 to 15 days, depending on their accumulative total length of service. Employers who fail to allow for such vacation time must compensate their employees three times their regular salaries for each vacation day disallowed, unless such employers can provide evidence, such as a copy of a written notice provided to their employees, that suggests the employers made arrangements for their employees to take such annual leaves, but such employees voluntarily waived taking their leaves or such employees waived their right to such vacation days in writing.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit report included in our annual report filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the People’s Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our consolidated financial statements.

If additional remedial measures are imposed on the “big four” PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging such firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

Starting in 2011, the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S. listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese accounting firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. In January 2014, the administrative law judge reached an initial decision to impose penalties on the firms including a temporary suspension of their right to practice before the SEC. The accounting firms filed a petition for review of the initial decision. On February 6, 2015, before a review by the commissioners of the SEC had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our consolidated financial statements, our consolidated financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ADSs from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Related to Our Ordinary Shares and ADSs

The trading price of our ADSs may be volatile, which could result in substantial losses to you.

The trading prices of our ADSs have been, and are likely to continue to be, volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies based in China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings, including Internet companies, online retail and mobile commerce platforms and consumer finance service providers, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009, the second half of 2011 and in 2015, which may have a material and adverse effect on the trading price of our ADSs.

In addition to the above factors, the price and trading volume of our ADSs may be highly volatile due to multiple factors, including the following:

•	regulatory developments affecting us or our industry;

•	announcements of studies and reports relating to the quality of our credit offerings or those of our competitors;

•	changes in the economic performance or market valuations of other consumer finance service providers;

•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	conditions in the market for consumer finance services;

•	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

•	additions to or departures of our senior management;

•	fluctuations of exchange rates between the Renminbi and the U.S. dollar;

•	release or expiry of lock-up or other transfer restrictions on our outstanding shares or ADSs; and

•	sales or perceived potential sales of additional Class A ordinary shares or ADSs.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our ADSs or publishes inaccurate or unfavorable research about our business, the market price for our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline significantly. The total number of ordinary shares outstanding as of March 31, 2018 was 328,792,262, comprising 265,301,090 Class A ordinary shares and 63,491,172 Class B ordinary shares. All ADSs representing our Class A ordinary shares sold in our initial public offering will be freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. All of the other ordinary shares outstanding will be available for sale, upon the expiration of the lock-up periods described elsewhere in this annual report beginning from April 16, 2018 (if applicable to such holder), subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Any or all of these ordinary shares may be released prior to the expiration of the applicable lock-up period at the discretion of the designated representatives. To the extent shares are released before the expiration of the applicable lock-up period and sold into the market, the market price of our ADSs could decline significantly.

Certain major holders of our ordinary shares have the right to cause us to register under the Securities Act the sale of their shares, subject to the applicable lock-up periods in connection with our initial public offering. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline significantly.

We have been named as a defendant in five putative shareholder class action lawsuits that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.

We will have to defend against the putative shareholder class action lawsuits described in “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings.” We are currently unable to estimate the possible loss or possible range of loss, if any, associated with the resolution of these lawsuits. There can be no assurance that we will prevail in defense of these lawsuits. Any adverse outcome of these cases could have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The litigation process may utilize a significant portion of our resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

You, as holders of ADSs, may have fewer rights than holders of our ordinary shares and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying Class A ordinary shares in accordance with the provisions of the deposit agreement. Under our second amended and restated articles of association, the minimum notice period required to convene a general meeting will be 10 days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your Class A ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but there can be no assurance that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings in the future and may experience dilution in your holdings.

You may not receive cash dividends if the depositary decides it is impractical to make them available to you.

The depositary will pay cash dividends on the ADSs only to the extent that we decide to distribute dividends on our Class A ordinary shares or other deposited securities, and we do not have any present plan to pay any cash dividends in the foreseeable future. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Policy” To the extent that there is a distribution, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our Class A ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company incorporated under the laws of the Cayman Islands. We conduct our operations outside the United States and substantially all of our assets are located outside the United States. In addition, substantially all of our directors and executive officers and the experts named in this annual report reside outside the United States, and most of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against them in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, China or other relevant jurisdiction may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the Cayman Islands will generally recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts in the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon provided that (i) such courts had proper jurisdiction over the parties subject to such judgment; (ii) such courts did not contravene the rules of natural justice of the Cayman Islands; (iii) such judgment was not obtained by fraud; (iv) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (v) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (vi) there is due compliance with the correct procedures under the laws of the Cayman Islands. There is uncertainty as to whether a judgment obtained from the United States courts under the civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether they would be enforceable in the Cayman Islands.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. Under PRC law, a foreign judgment, which does not otherwise violate basic legal principles, state sovereignty, safety or social public interest, may be recognized and enforced by a PRC court, based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. As there existed no treaty or other form of reciprocity between China and the United States governing the recognition and enforcement of judgments as of the date of this prospectus, including those predicated upon the liability provisions of the United States federal securities laws, there is uncertainty whether and on what basis a PRC court would enforce judgments rendered by United States courts.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under the second amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. The Companies Law is modeled after that of England and Wales but does not follow recent statutory enactments in England. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders.

Our second amended and restated memorandum and articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares, including Class A ordinary shares represented by our ADSs, at a premium.

We have adopted the second amended and restated memorandum and articles of association, which became effective immediately prior to the completion of our initial public offering that contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and ADSs may be materially and adversely affected. In addition, our second amended and restated memorandum and articles of association contain other provisions that could limit the ability of third parties to acquire control of our company or cause us to engage in a transaction resulting in a change of control, including a provision that entitles each Class B ordinary share to 10 votes in respect of all matters subject to a shareholders’ vote.

These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the NYSE. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, the NYSE market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards.

For instance, we are not required to:

•	have a majority of the board be independent (although all of the members of the audit committee must be independent under the Exchange Act);

•	have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors; or

•	have regularly scheduled executive sessions with only independent directors each year.

We have relied on and intend to continue to rely on some of these exemptions. As a result, you may not be provided with the benefits of certain corporate governance requirements of the NYSE.

There is a significant risk that we will be classified as a passive foreign investment company, or PFIC, which could result in adverse United States tax consequences to United States investors.

The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, for any taxable year, we will be classified as a PFIC for United States federal income tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets (which includes cash) by value in that taxable year which produce, or are held for the production of, passive income is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change. See “Item 10. Additional Information — E. Taxation — Certain United States Federal Income Tax Considerations — Passive Foreign Investment Company.”

In addition, there is uncertainty as to the treatment of our corporate structure and ownership of our consolidated VIEs for United States federal income tax purposes. For United States federal income tax purposes, we consider ourselves to own the stock of our consolidated VIEs. If it is determined, contrary to our view, that we do not own the stock of our consolidated VIEs for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), we may be treated as a PFIC.

We consider ourselves as a service provider with the primary business purpose of focusing on our data technology. We aim to facilitate credit to borrowers that are funded by institutional funding partners rather than by using our own capital. As such, fees received from borrowers are recorded as financing income or loan facilitation income and others on our consolidated statements of operations. However, we have historically funded, and may continue to fund, credit drawdowns with our own capital. In such case, the fees received from borrowers may be treated as interest for purposes of the PFIC rules. Given the foregoing and based on the past and projected composition and classification of our income and assets, we believe that there is a significant risk that we will be classified as a PFIC for United States federal income tax purposes for 2017, and we may be classified as a PFIC in future taxable years. If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares, our PFIC status could result in adverse United States federal income tax consequences to you if you are a United States Holder, as defined under “Item 10. Additional Information — E. Taxation — Certain United States Federal Income Tax Considerations.” For example, if we are or become a PFIC, you may become subject to increased tax liabilities under United States federal income tax laws and regulations, and will become subject to burdensome reporting requirements. See “Item 10. Additional Information — E. Taxation — Certain United States Federal Income Tax Considerations — Passive Foreign Investment Company.” There can be no assurance that we will not be a PFIC for 2017 or any future taxable year.

We will continue to incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Since the completion of our initial public offering, we have incurred significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the NYSE, imposes various requirements on the corporate governance practices of public companies. As a company with less than US$1,070,000,000 in total revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have elected to “opt out” of the provision that allow us to delay adopting new or revised accounting standards and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company”, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

We were founded in April 2014 and operated our business through Beijing Happy Time Technology Development Co., Ltd., or Beijing Happy Time. We initially operated our business by facilitating merchandise credit and cash credit to college students on campuses across China. Starting from November 2015, we shifted our focus to a broader base of young consumers in China, and we have terminated our on-campus business. Since

July 2016, we have engage all borrowers as to our cash and merchandise credit products through online channels. In November 2017, we launched budget auto financing products under the “Dabai Auto” brand, and we have established a nationwide network of showrooms to engage prospective car buyers.

In September 2016, Qufengqi (Ganzhou) Information Technology Co., Ltd., or Ganzhou Qufenqi, was incorporated as a wholly foreign owned entity in China. In November 2016, we incorporated Qudian Inc. under the laws of the Cayman Islands as our offshore holding company, and subsequently, we established a wholly-owned subsidiary in the British Virgin Islands, QD Technologies Limited, in November 2016, and a wholly-owned subsidiary in Hong Kong, QD Data Limited, to be our intermediate holding company in December 2016, to facilitate our initial public offering in the United States. The entire equity interest of Ganzhou Qufenqi was transferred from its former holding company to QD Data Limited. As a result of the restructuring in 2016, we hold equity interest in Ganzhou Qufenqi through our current offshore structure. At the same time, Ganzhou Qufenqi entered into a series of contractual arrangements with Beijing Happy Time and its shareholders. In addition, pursuant to the resolutions of all shareholders of Qudian Inc. and the resolutions of the board of directors of Qudian Inc., the board of directors of Qudian Inc. or any officer authorized by such board will cause Ganzhou Qufenqi to exercise its rights under such contractual arrangements. As a result of these resolutions and the provision of unlimited financial support from the Company to Beijing Happy Time, Qudian Inc. has been determined to be most closely associated with Beijing Happy Time within the group of related parties and was considered to be the primary beneficiary of Beijing Happy Time and its subsidiaries.

Ganzhou Qudian Technology Co., Ltd., or Ganzhou Qudian, Hunan Qudian Technology Development Co., Ltd., or Hunan Qudian, and Xiamen Qudian Technology Co., Ltd., or Xiamen Qudian, became our consolidated VIEs in 2017. We have entered into a series of contractual arrangements with each new consolidated VIE and its shareholders, which allows us to exercise effective control over each new consolidated VIE and realize substantially all of the economic risks and benefits arising from such new consolidated VIE. The contractual arrangements for each consolidated VIE, including those as to the new consolidated VIEs, contain substantively identical provisions that afford us, through our wholly-owned subsidiary Ganzhou Qufenqi, the right to control all consolidated VIEs in the same manner and degree. Mr. Min Luo, our founder, chairman and chief executive officer, and Mr. Lianzhu Lv, our director and head of user experience department, are the only shareholders of Ganzhou Qudian, and Mr. Min Luo and Mr. Hongjia He, our vice president, are the only shareholders of Hunan Qudian. Mr. Min Luo is the only shareholder of Xiamen Qudian. We believe such shareholding structure will enhance our administrative efficiency and reduce uncertainties associated with the enforcement of the relevant contractual arrangements entered into with the new consolidated VIEs and their respective shareholder(s). Instead of relying on several shareholders’ compliance with their respective contractual obligations, we will only rely on one or two shareholders’ compliance for each new consolidated VIE and would only need to enforce against such shareholder(s) in the event of a breach. The establishment of any of these new consolidated VIEs is not intended to, and will not, have an adverse impact on the rights of our ADS holders. For more information, see “Item 3. Key Information on the Company — D. Risk Factors — Risks Relating to Our Corporate Structure — We rely on contractual arrangements with our consolidated VIEs and their shareholders to operate our business, which may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business.” We intend to utilize our new consolidated VIEs to continue to conduct our existing business of providing small cash and merchandise credit products and to also undertake new business opportunities, including leveraging our risk management model to help other financial services providers assess the credit profiles of their own customers according to their credit standards. We plan to transfer our credit business under the Laifenqi brand to Ganzhou Qudian and our credit business under the Qudian brand to Xiamen Qudian over the next five years. As of the date of this annual report, Ganzhou Qudian and Xiamen Qudian have both commenced operations. We do not expect to transfer any existing business to Hunan Qudian, but we may conduct new businesses through such entity in the future. Such plans may be changed due to future developments, including the availability of government incentives in the cities where the new consolidated VIEs are located.

We currently conduct our business in China mainly through our consolidated VIEs and their subsidiaries. We fund credit directly to our borrowers through Fuzhou High-tech Zone Microcredit Co., Ltd., or Fuzhou Microcredit, and Ganzhou Happy Life Network Microcredit Co., Ltd., or Ganzhou Microcredit, both of which have obtained approval of the relevant competent local authorities to provide credit. Our wholly-owned subsidiary Xiamen Qudian Financial Lease Ltd. and its subsidiaries operate the Dabai Auto business.

B. Business	Overview

Overview

As a provider of online credit products, we use big data-enabled technologies, such as artificial intelligence and machine learning, to transform the consumer finance experience in China. We target hundreds of millions of quality, unserved or underserved consumers in China. They are young, mobile-active consumers who need access to small credit for their discretionary spending or budget auto financing solutions, but are underserved by traditional financial institutions due to their lack of traditional credit data and the operational inefficiency of traditional financial institutions. We believe our operating efficiency and big data analytics capability to understand our prospective borrowers from different behavioral and transactional perspectives, assess their credit profiles and offer them instantaneous and affordable credit products with customized terms distinguishes our business and offerings.

We currently offer small credit products, which are comprised of cash credit products and merchandise credit products, as well as budget auto financing products. We mainly generate (i) financing income from cash credit products, (ii) both financing income and sales commission fee from merchandise credit products and (iii) both financing income and revenue from sales-type lease from budget auto financing products.

We are a leading provider of online small consumer credit products in China. In 2017, we facilitated approximately RMB88.9 billion (US$13.7 billion) in transactions to 11.7 million active borrowers. Small credit products serve consumers’ immediate needs for discretionary consumption. They typically have short durations, enabling us to quickly understand a borrower’s behavior and further refine our data analytics and credit assessment model upon the completion of transaction cycles.

We operate an online platform, with nearly all of the transactions facilitated through mobile devices, providing consumers with a convenient experience. Prospective borrowers can apply for small credit on their mobile phones and receive approval within a few seconds. Approved borrowers are then able to draw down on their cash credit with cash disbursed immediately into their Alipay accounts in digital form. Borrowers also repay the credit drawdowns through their Alipay accounts. In the three months ended December 31, 2017, our cash credit products had an average size of approximately RMB960 (US$148) and weighted average term of approximately two months. We also offer merchandise credit products to finance borrowers’ direct purchase of merchandise offered on our marketplace on installment basis. Through collaborating with more than 330 merchandise suppliers, we offer an expanding range of product categories ranging from consumer electronics products to watches and sports and outdoor products to capture approved borrowers’ growing consumption demand and enhance their online shopping experience. In the three months ended December 31, 2017, our merchandise credit products had an average size of approximately RMB1,400 (US$215) and weighted average term of approximately nine months. To complement our small credit products, we offer budget auto financing products through our nationwide network of showrooms.

We aggregate our borrowers’ behavioral data with data and credit analyses from various partners as inputs for our credit assessment model. As an innovator in the application of artificial intelligence to financial services, we utilize machine learning to accurately assess borrowers’ credit profiles. We focus on data analyses that not only reflect borrowers’ ability to repay but also their willingness to do so. These analyses are based on the prospective borrowers’ social and shopping behavioral data, among others, in addition to the characteristic metrics such as locations and demographics. We have increased the number of variables analyzed by our credit assessment system from a few to several hundred for each transaction, and we assign each borrower a personalized credit limit based on his or her credit profile. As borrowers repay, they build credit histories with us. Based on the credit histories, our artificial intelligence-based credit assessment model enables us to continually re-evaluate borrowers’ credit profiles and provide more personalized credit limits. We offer borrowers with stronger credit profiles higher credit limits and longer repayment durations, thereby driving higher engagement with them.

We have experienced robust credit performance. Our M1+ Delinquency Rate by Vintage for transactions in the first three quarters of 2017 remained at less than 0.9% through December 31, 2017. M1+ Delinquency Rate by Vintage is defined as the total balance of outstanding principal of a vintage for which any installment payment is over 30 calendar days past due as of a particular date (adjusted to reflect total amount of recovered past due payments for principal, before charge-offs), divided by the total initial principal in such vintage.

We have established a strategic partnership with Ant Financial, one of our principal shareholders, and have in-depth cooperation in multiple areas of our business. Alipay, operated by Ant Financial, is a leading online and mobile third-party payment service provider in China. We have engaged a portion of our active borrowers through different channels on the Alipay consumer interface since 2016. We also collaborate with Zhima Credit, a credit assessment service provider operated by Ant Financial. Zhima Credit provides us with credit analysis information of prospective borrowers, which enhances our credit analysis capabilities. We also provide Zhima Credit with our credit analysis of borrowers to reflect repayment and other credit attributes and work with Zhima Credit to further develop more robust credit analysis capabilities. In addition, we are in ongoing discussions with Ant Financial to explore other collaboration opportunities, including various approaches to engage and serve prospective borrowers.

To provide a good user experience, we have technology and funding arrangements in place to enable instant drawdown of credit by consumers. We collaborate with a variety of institutional funding partners such as banks and other institutions, to secure sufficient amounts of funding for credit drawdowns. Institutional funding partners are interested in working with us because of the short duration of our credit products, our technology-driven credit assessment capabilities and the diversified credit portfolio with attractive risk-adjusted returns. Our strong technological capabilities enable us to seamlessly integrate our system with those of our institutional funding partners, rapidly facilitate transactions and repayment settlements at a massive scale and forecast our funding needs on a real-time basis. We do not directly source funding from retail investors. Currently, we retain most of the credit risk with respect to the cooperation with institutional funding partners. We also utilize our own capital to fund the credit drawdowns to enhance user experience so that they can instantly receive funds after drawdown requests. Our longer-term objectives are to primarily leverage external institutional funding and to transfer credit risk to or share it with a diversified group of institutional funding partners.

We have achieved significant scale and experienced strong growth in our results of operations. Our total revenues increased from RMB235.0 million in 2015 to RMB1,442.8 million in 2016, and further increased to RMB4,775.4 million (US$734.0 million) in 2017. We recorded net loss of RMB233.2 million in 2015. We recorded net income of RMB576.7 million and RMB2,164.5 million (US$332.7 million) in 2016 and 2017, respectively.

Our Credit Products

Our credit products are designed to address and serve the needs of creditworthy borrowers who we believe are of emerging prime credit quality but have limited credit history and access to traditional consumer credit from banks or other lenders in China. We primarily offer small cash and merchandise credit products. Small credit products typically have short durations, enabling us to quickly understand a borrower’s behavior and further refine our data analytics and credit assessment model. Small credit products also enjoy favorable risk characteristics compared to larger credit products. A borrower is more likely to repay a smaller amount on time to maintain the quality of his or her credit profile, which may impact future borrowing activities. Benefits to fraudulent borrowers are also limited given the small amount of money borrowed.

Our small credit products can be accessed through the Alipay mobile app or our Laifenqi and Qudian mobile apps, and cash is disbursed into borrowers’ Alipay accounts in digital form.

Our cash credit products comprise short-term, unsecured lines of credit that can be drawn down at any time, subject to our approval at the time of each drawdown request. Prospective borrowers complete an application and receive a decision on their application in as quick as a few seconds. When a credit is drawn, the money is deposited directly into the borrower’s Alipay account and can be used anywhere Alipay is accepted. Borrowers are typically charged financing service fees for cash credit drawdowns. In the three months ended December 31, 2017, our cash credit products had an average size of approximately RMB960 (US$148) and weighted average term of approximately two months.

We also offer merchandise credit products to finance borrowers’ direct purchase of merchandise offered on our marketplace on installment basis. We operate a marketplace that connects consumers with merchandise suppliers. As the operator of the marketplace, we neither sell merchandise nor hold inventory. Customers access our marketplace through mobile apps. Only customers with approved merchandise credit limits can make purchases, and we require a minimum amount of each purchase to be funded by utilizing our credit product. In the event the credit drawdown were insufficient to purchase the relevant merchandise, borrowers will need to pay for the portion that was not covered by the credit products using their own funds. A borrower may also voluntarily pay a portion of the purchase price with his or her own funds. We currently collaborate with more than 330 merchandise suppliers, including leading consumer brands and their authorized distributors, to offer 19 categories of merchandise from over 1,800 brands covering primarily consumer electronics, home appliances, watches and accessories, sports and outdoor merchandise and luggage. Borrowers are typically charged financing service fees for merchandise credit drawdowns. We also earn sales commission fee from our merchandise suppliers for our intermediary services rendered. Sales commission fee represents fees earned from merchandise suppliers when borrowers purchase their merchandise on our marketplace and comprise (i) the difference between the retail prices of the merchandise sold to borrowers and the prices of the merchandise that we pay to the merchandise suppliers and (ii) rebates earned from merchandise suppliers. Such fees are determined based on our negotiation with the relevant merchandise suppliers. Merchandise suppliers do not receive any other amounts from us or borrowers.

Merchandise credit products are typically larger in credit size and longer in duration compared to cash credit products. In the three months ended December 31, 2017, our merchandise credit products had an average size of approximately RMB1,400 (US$215) and weighted average term of approximately nine months.

We utilize our proprietary data analytics and credit assessment model to determine the amount of credit available for each borrower. For information regarding credit assessment, see “— Credit Approval and Servicing Process — Stage 3: Credit Assessment.” The full amount of such credit represents such borrower’s credit limit for merchandise credit products. A portion of the full amount represents the borrower’s credit limit for cash credit products. Nonetheless, while borrower may utilize funds received under cash credit products for any purpose, merchandise credit products can only be used to fund purchases on our marketplace. Borrowers’ credit limits are not the same as revolving lines of credit which can be utilized and paid down and utilized again because we have the right to not approve any additional draw downs. Upon receipt of a drawdown request, our credit assessment model and risk management system normally review the application and re-evaluate the creditworthiness of such borrower to ensure that he or she is qualified for the requested drawdown.

When borrowers draw down on their cash credit or utilize their merchandise credit to purchase merchandise on our marketplace, they may choose between several installment plans of different durations and financing service fees. The terms of the credit products are clearly stated in the electronic borrowing agreements borrowers enter into with us upon drawdowns:

•	Installments. Borrowers are generally required to make fixed weekly or monthly payments. The combined total represents the loan principal and financing service fees charged to borrowers.

•	Durations. Durations of credit products facilitated typically range from one to six weeks or from one to six months for cash credit products and from one to 12 months for merchandise credit products as of the date of this prospectus. Historically, we also offered merchandise credit products that require monthly payments ranging up to 24 months.

•	Prepayments. Borrowers may pay off their account balance in full at any time, although the total amount of repayment, including the financing service fees, will remain the same as a full duration credit product.

•	Penalty fee. A penalty fee for late payment is clearly disclosed in the agreement and will be imposed as a daily penalty rate of the amount past due.

•	Repayment method. Repayments are made through the borrower’s Alipay account.

The borrower may continue to utilize his or her credit as long as the borrower has made the requisite payments in a timely manner, and there are unused credit remaining, subject to our approval at the time of each drawdown request. Borrowers are not allowed to roll over cash credit products or merchandise credit products upon maturity or otherwise change the terms of the transactions.

To complement our small credit products, we offer budget auto financing products in the form of sales-type finance leases under the Dabai Auto brand. We purchase cars on our inventory and lease them to creditworthy car buyers. Each car buyer is required to make a down payment and pay installments throughout the term of the lease. The legal title of the car is transferred to the car buyer upon full repayment. As of March 31, 2018, we have cumulatively leased out over 6,600 cars since the launch of the Dabai Auto business.

We primarily target prospective car buyers who have been our registered users and are eligible for higher credit limits. We engage prospective car buyers and collect their preliminary credit information through mobile applications. A prospective car buyer who is approved in our preliminary credit assessment process is invited to one of our show rooms to complete the credit application. As of March 31, 2018, we have established 175 offline show rooms. Each qualified car buyer will receive a credit limit, and one of our sales representative will help such car buyer select a car that the car buyer may purchase under his or her credit limit. As of March 31, 2018, we offer over 1,100 models from over 70 brands. At each show room, we physically display one or two models that are popular in the local market. The retail price of the cars suggested by the relevant auto manufacturers typically range from around RMB70 thousand (US$11 thousand) to around RMB230 thousand (US$35 thousand). To manage our inventory risk, we purchase cars from car manufacturers and dealers based on car buyers’ demand. It typically takes around 20 days for us to deliver a car to the car buyer after the car buyer selects the model. In some instances, the delivery time can be as short as two days. As aids to our repossession efforts in the event of car buyers’ defaults, we install telematics devices on cars and retain car keys before delivering cars to car buyers.

The terms of the lease are clearly stated in the lease agreement a car buyer enters into with us:

•	Down payment. Each car buyer is required to make a down payment at the start of the lease term. The down payment typically ranges from 10% to 20% of the suggested retail price.

•	Installments. Each car buyer pays monthly installments over a period of three or four years.

•	Prepayment. We charge a prepayment fee to each car buyer who wishes to pay off the outstanding principal before maturity. The fee is based on a percentage of the outstanding principal amount at the time of prepayment.

•	Late payment penalty fee. A penalty fee for late payment is laid out in the agreement and will be imposed as a daily penalty rate of the amount past due.

•	Mileage limit. To preserve the residual value of leased cars, we impose a limit on mileage for each year, which is typically 25,000 kilometers. We charge fees on car buyers whose usage exceeds such limit, but we return such fees to car buyers upon full repayment of outstanding amounts under the leases.

Risk Management

To maintain healthy credit performance, we developed a rigorous credit assessment model and robust risk management system. As an innovator in the application of artificial intelligence to financial services, we analyze a variety of behavioral data typically ignored by traditional financial institutions. Leveraging machine learning, we measure prospective borrowers’ willingness and ability to repay based on behavioral data, along with data and credit analyses from various partners. Our machine learning-based approach also enables us to continuously refine our credit assessment model based on insights from the high volume of transaction data that we collect. The short-term nature of our credit products contributes to frequent repayments and repeat borrowing activities, which drive the volume and comprehensiveness of the data we collect and analyze. During the three months ended December 31, 2017, we processed an average of 11,515 credit drawdowns and 29,420 repayments per hour. We continuously test, validate and optimize our model by changing the types of data we analyze. In particular, as we identify creditworthy borrowers whom our model previously regarded as risky and raise the credit limits for quality borrowers, we are able to increase the amount of transactions without undertaking significantly more risk.

Fraud Prevention

Our fraud prevention system identifies suspicious activities efficiently with a low false positive rate and minimum friction in user experience. Machine learning enables us to analyze prospective borrowers’ behavioral patterns and address different types of fraud risks, including known fraud types, new fraud types as well as organized frauds. We aggregate data from both internal and external sources and undertake multiple steps to identify frauds:

•	Information Authentication. We use information from external databases to match the information provided by the prospective borrower. If the relevant information does not match, such application will be declined.

•	Restricted List Search. We collaborate with other institutions to screen prospective borrowers who are on restricted lists maintained by such institutions. We utilize more than 30 such lists, which contain individuals whose records indicate higher risk of fraud.

•	Anti-fraud Models. For those potential borrowers without hits from restricted list searches, we will employ machine learning algorithms to screen for suspicious behavioral patterns. We utilize supervised machine learning to identify known fraud types, including those with highly complex patterns, and our system becomes more effective as it collects more data. We utilize unsupervised machine learning to develop an abnormal user labeling system, which enables us to identify new fraud types. By analyzing relationships among prospective borrowers, we are also able to identify those displaying attributes of organized frauds and deny their credit applications.

Every applicant who passes our fraud prevention system is assigned a credit limit, the size of which is determined by our credit assessment system.

Credit Assessment

Our credit assessment system has undergone significant evolutions since our inception in April 2014. Prior to November 2015, we primarily engaged borrowers offline and utilized traditional credit assessment methodologies such as in-person collection of borrower information as well in-person interviews. Our borrower engagement efforts shifted from offline to online since November 2015, and we have fully automated data collection and credit assessment methodologies accordingly. In the fourth quarter of 2017, we adopted a new credit assessment system, which we refer to as QD score and is built on the experience and data we have gained since our inception.

QD Score

QD score analyzes a large number of variables for each transaction and enable us to better differentiate between creditworthy borrowers and lower quality borrowers. Such variables include (i) internal data, such as historical transaction data backed by actual repayment and delinquency behavior, and (ii) data from external parties, such as social network stability, liquid asset level, consumption level and credit repayment and delinquency history. Compared to our earlier credit assessment systems, QD score takes into account more variables relating to (i) prospective borrowers’ credit applications and delinquencies with other financial service providers and (ii) prospective borrowers’ ability to repay. We believe such variables have enhanced our ability to identify prospective borrowers who have borrowed from multiple sources and therefore present higher level of credit risk as well as our ability to accurately assess prospective borrowers’ ability to repay. For repeat borrowers, we place greater emphasis on such borrowers’ transaction data on our platform, which we believe are more reliable than credit data we collect from external parties. We have cumulatively facilitated over 136.1 million credit transaction on our platform, which gives us proprietary data advantage in terms of users’ credit quality with regards to repayment and delinquency behavior.

QD score correlates positively with credit quality and ranges from 300 to 1,000. We offer borrowers with better credit quality progressively higher credit limits. Credit limits assigned to eligible borrowers currently range from RMB200 to RMB10,000.

Historical Practices

Our credit assessment system has undergone significant changes since our inception in April 2014. Prior to November 2015, we primarily engaged borrowers offline and utilized traditional risk management methodologies such as in-person interviews and in-person collection of borrower information, which included education background, PRC identity card and student identification card. We assessed borrowers’ risk profiles based on the completeness of their information, and we divided them into multiple segments, each corresponding to a different credit limit.

Our borrower engagement efforts shifted from offline to online in November 2015, and we have started to automate our data collection process and credit assessment system. During the period from November 2015 to January 2017, we assessed borrowers’ credit profiles based on a large number of inputs, such as Zhima Credit Score, the borrower’s delinquency record, the number of credit applications submitted by the borrower to other financial services providers and delinquency rates in the region where a prospective borrower resides. None of the inputs by itself alone is determinative in our analysis. We assigned borrowers highly differentiated credit limits based on their credit profiles.

In January 2017, we rolled out a major upgrade of our risk management system and adopted two distinct credit assessment systems for new borrowers and borrowers who have established certain credit histories with us. These systems allowed us to better utilize transaction data on our platform as well as distinguish the credit quality of borrowers. In the fourth quarter of 2017, we combined the two systems into a more enhanced system, namely QD score.

Dabai Auto

We assess credit risk for our budget auto financing products in two steps, an online process and an offline process. In the online process, we take into consideration many of the variables that we analyze for our small credit products. We screen applicants for fraud risk, and each applicant who passes the fraud screening is assigned a credit score using our credit assessment model. Applicants with credit scores that exceed a threshold receive preliminary credit limits that correspond with their credit scores and are invited to complete their applications at one of our offline show rooms.

At our show rooms, our employees collect additional information from applicants, such as PRC identity cards and drivers’ licenses. We utilize facial recognition technology to verify each applicant’s identity. In addition, we obtain applicants’ credit reports from the Credit Reference Center of the People’s Bank of China, evaluate their credit histories, including their borrowing and repayment records with respect to home loans, auto loans and credit card loans, as well as search for any negative records in data centers maintained by the public security bureaus and courts. We verify the work address and residential address provided by each applicant against the location data we obtain from third-party sources. Each applicant is also required to provide contact information of several contact persons, and we may make phone calls with such contact persons to verify the information provided by the applicant. We assign credit limits to applicants upon the completion of the offline credit assessment process. We may increase the credit limits for applicants based on additional information submitted by them, such as bank statements, record of real estate ownership and tax payment record.

Our Risk Management Team

We have established a dedicated risk management team comprising of 333 employees as of December 31, 2017. Our risk management team meets regularly to examine the credit and enterprise risks of our company, and is intimately involved in portfolio management, credit model development, validation and optimization. Tasks performed by our risk management team includes reporting on origination trends, monitoring of portfolio performance and stability, risk concentrations, building and maintaining credit models, performing economic stress tests on our portfolio, optimizing credit decisioning processes and conducting peer benchmarking and exogenous risk assessments.

A majority of our risk management team members are responsible for credit management and collection. We have implemented payment and collection policies and practices, included through automated repayment process in which borrowers authorize deduction from their Alipay accounts for the amount of scheduled repayments. These policies and practices are designed to optimize regulatory compliant repayment, while also providing superior borrower experience. Our collections teams are trained to help borrowers to understand the value of their credit profile, explore available payment alternatives and make reasonable arrangements to repay outstanding balances. Our employees contact borrowers following the first missed payment and periodically thereafter. Our primary methods of contacting past due borrowers are to send reminders through text, voice and instant messages, phone calls, letters and emails.

We have developed a machine learning algorithm to better allocate collection resources based on more detailed grouping of larger delinquency risk, which we rolled out in the second quarter of 2017. The algorithm places delinquent borrowers into different groups based on internal blacklist check, credit history and QD score. Higher risk groups are allocated with more collection resources as the likelihood of their outstanding balance becoming longer-term delinquent or even uncollectable is generally higher. We expect to both improve our collection efficiency and reduce delinquency under this algorithm.

Borrowers

We target the large and growing number of creditworthy borrowers in China who we believe are of emerging prime credit quality but have limited credit history and access to traditional consumer credit from banks or other lenders. As we have been focused on providing credit products to young consumers across China, we have gained extensive experience and understanding into the behavior and consumption preference of such demographic of users since our inception. In 2017, approximately 88% of active borrowers are between 18 and 35 years of age. Zhima Credit Score serves as one of the many inputs for our credit assessment model. Borrowers with approved amounts of credit from us typically have Zhima Credit Scores of at least 620. Zhima Credit Scores are limited by the amount of information available to Zhima Credit and therefore may not be fully reflective of borrowers’ creditworthiness. Based on our analysis of such borrowers’ behavioral data, we may determine some of the borrowers with low Zhima Credit Scores to be creditworthy and approve credit to such borrowers. As one of our strategies to broaden our borrower base, we have started to engage borrowers whose Zhima Credit Scores are below 620.

We have engaged a portion of our active borrowers through different channels on the Alipay consumer interface since 2016, although from December 2017 onward, we have encouraged our repeat borrowers to directly engage us through our mobile applications. We also seek to diversify our borrower engagement channels by collaborating with other leading Internet companies. In addition, we have started to promote the use of our mobile applications, and we have experienced an increase in transactions conducted through these mobile applications.

We have experienced significant growth in the number of borrowers since inception. As of December 31, 2015, 2016 and 2017, approximately 1.5 million, 11.2 million and 26.2 million registered users were approved with credit, respectively. In 2015, 2016 and 2017, we arranged credit for approximately 1.2 million, 6.1 million and 11.7 million active borrowers, respectively. Out of the total active borrowers in 2015, 2016 and 2017, respectively; repeat borrowers, made up approximately 40.4%, 68.4% and 81.9% of our total active borrowers, respectively. We believe the increase in repeat borrowers reflects borrower loyalty and our credit products’ ability to address borrower consumption needs. On average, an active borrower drew down approximately 7.9 times in 2017.

As of December 31, 2017, borrowers with outstanding credit drawdowns utilized 45.6% of their credit limits on average. We believe borrowers who did not utilize the maximum amounts available for drawdowns under their respective credit limits tend to be those who utilize credit responsibly.

Pricing

Credit limits for small credit products are determined based on assessments performed by our proprietary credit assessment model and risk management system. Our credit assessment model takes into account factors such as identity characteristics, credit history, payment overdue history, payment capacity, behavioral characteristics and online social network activity, and assign each borrower a personalized credit limit based on his or her credit profile.

We continually review and assess the credit profiles of borrowers at each drawdown request. If the credit profile of a prospective borrower changes, the amount and duration of credit that such borrower may be able to draw down under the credit limit would also change. As borrowers repay, they build credit histories with us. Based on the credit histories, our artificial intelligence-based credit assessment model enables us to continually re-evaluate borrowers’ credit profiles and provide more personalized credit limits. We offer borrowers with stronger credit profiles higher credit limits and longer repayment durations, thereby driving higher engagement with them. In addition to personalized credit limits, we plan to offer personalized financing service fees that reflect borrowers’ credit profiles.

Pricing for credit drawdowns borrowed under cash credit and merchandise credit products are quoted in the form of the size of each installment payment and the number of installments required. For cash credit and merchandise credit products, the combined total represents the loan principal and financing service fees charged to borrowers. A credit product with duration of one week only requires a one-time payment upon maturity. A penalty fee for late payment is imposed as a daily penalty rate of the amount past due. All fees are clearly disclosed to the borrower upfront when the transaction is facilitated. In an effort to comply with potentially applicable laws and regulations, we adjusted the pricing of our credit products in April 2017 to ensure that the annualized fee rates charged on all credit drawdowns do not exceed 36%.

The financing service fee of a credit product is determined by its size and duration. Credit products of larger size and longer duration generally correspond to higher amount of financing service fees. For borrowers with strong credit profiles, we may offer them discounts as to financing service fees. In addition, we hold promotional campaigns from time to time and charge lower financing service fees during such campaigns. Such discounts were RMB6.4 million, RMB10.2 million and RMB1.5 million (US$0.2 million) for the years ended December 31, 2015, 2016 and 2017, respectively.

Funding

We collaborate with institutional funding partners and, in certain cases, utilize our own capital to fund the credit we facilitate. We believe institutions provide us with an efficient way to secure a large amount of funding, while being generally more stable than retail investors by nature. In addition, while we intend to focus on leveraging technology, rather than capital, to serve the broad consumer base in China, we fund certain credit drawdowns to our borrowers to provide ourselves with funding flexibility. We have established online small credit companies and utilized trusts funded by us for such purpose. The table below sets forth a breakdown by funding sources for total amount of transactions in the periods presented:

	Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
On-balance sheet transactions:
Credit drawdowns that were funded by institutional funding partners	3,162,153	10,698,269	47,247,820	7,261,857
Credit drawdowns transferred to institutional funding partners	3,162,153	8,987,195	22,430,109	3,447,445
Credit drawdowns funded through trusts(1)	—	1,711,074	24,817,711	3,814,412

Credit drawdowns that were funded by our own capital	1,091,693	19,523,408	31,225,916	4,799,335

Total on-balance sheet transactions	4,253,846	30,221,677	78,473,736	12,061,192
Off-balance sheet transactions	—	2,008,961	10,469,933	1,609,199

Total	4,253,846	32,230,638	88,943,669	13,670,392

(1)	Excludes credit drawdowns funded by our own capital through trusts.

The table below sets forth a breakdown by funding sources, as a percentage of the amount of transactions, in the periods presented:

	Year Ended December 31,
	2015	2016	2017
	%
On-balance sheet transactions
Credit drawdowns that were funded by institutional funding partners	74.3	33.2	53.1
Credit drawdowns transferred to institutional funding partners	74.3	27.9	25.2
Credit drawdowns funded through trusts(1)	—	5.3	27.9
Credit drawdowns that were funded by our own capital	25.7	60.6	35.1

Total on-balance sheet transactions	100.0	93.8	88.2
Off-balance sheet transactions	0.0	6.2	11.8

Total	100.0	100.0	100.0

(1)	Excludes credit drawdowns funded by our own capital through trusts.

We select funding sources to fund credit facilitated by us based on various factors, including the fees charged by such funding sources, amount of the credit drawdowns to be funded, the credit drawdown requirement of the funding sources at that time and the timing of the availability of fund from the funding sources. The financing service fee of a credit product is determined by its size and duration, instead of the funding arrangement related to the transaction. For more information, see “— Pricing.”

Funding Provided Directly by Institutional Funding Partners

We have entered into cooperative agreements with banks in China and started to fund credit drawdowns to borrowers under such arrangements in April 2017. The banks are able to utilize our data-driven credit assessment model to screen potential borrowers who are traditionally underserved by banks due to the lack of credit data. Under such agreements, we refer to such banks qualified credit applications from borrowers, including our assessment of their credit profiles and our suggested credit limits. They will then review the credit applications independently in accordance with their credit assessment standards and approve credit for drawdown. Once a credit limit is approved and funding is requested, the banks will fund the credit to the borrower directly. The relevant bank is identified as the lender under the borrowing agreement. The borrower is required to repay the principal and financing service fees directly to the relevant bank. Such bank will in turn deduct the principal and fees due to it from the repayment and remit the remainder to us as our loan facilitation fees. When the borrower defaults, we are obligated to repay the full overdue amount to the relevant banks.

We also entered into a cooperative agreement with a consumer finance company in September 2016 pursuant to which the consumer finance company funded the credit we facilitated to the borrower directly. Such arrangement with the consumer finance company was similar to those entered into with banks.

In 2017, the amount of transactions facilitated under these arrangements with banks and the consumer finance company were RMB10,469.9 million (US$1,609.2 million). We recognize loan facilitation fees earned from banks and the consumer finance company as loan facilitation income and others, which were RMB302.0 million (US$46.4 million) in 2017. For each credit drawdown directly funded by banks and the consumer finance company, we record the fair value of guarantee liabilities, which represent the present value of our expected payout based on the estimated delinquency rate and the applicable discount rate for time value. As of December 31, 2017, guarantee liabilities under our arrangement with banks and the consumer finance company was RMB47.0 million (US$7.2 million). In 2017, we paid banks and the consumer finance company RMB124.8 million (US$19.2 million) for borrower defaults.

Funding Provided through Trusts

Institutional funding partners, including banks, asset management companies and other institutions, also currently provide credit indirectly to borrowers through trusts we established in collaboration with trust companies. Each trust has a specified term. We consolidate the trusts’ financial results in our consolidated financial statements in accordance with U.S. GAAP. Institutional funding partners invests in our trusts in the form of trust units, which entitle the institutional funding partner to a fixed rate of return on the investment. Pursuant to the cooperative agreement with the trust company, we are designated as the service provider for the trusts. If a credit application is approved by us, the credit drawdown will be funded from the trusts to the borrower directly. The trust is identified as the lender under the borrowing agreement. The borrower is required to repay the principal and financing service fees directly to the trust. The trust remits to the institutional funding partners pursuant to the terms of the trust that reflect (i) the pre-agreed rate of return and (ii) funds initially provided by the institutional funding partners. In the event payments made by borrowers are less than the amount that would reflect the pre-agreed rate of return and funds initially provided by the institutional funding partners, we are obligated to make up for the deficit so that the institutional funding partners still receive such total amount. Any remaining amount in the trust is retained by us. The trust company is responsible for administering the trust and is paid a service fee.

We also fund certain trusts with our own capital. In 2017, the amount of transactions facilitated through trusts was RMB38,808.6 million (US$5,964.8 million), of which RMB24,817.7 million (US$3,814.4 million) was funded by institutional funding partners and RMB13,990.9 million (US$2,150.4 million) was funded with our own capital.

While the amount of transactions that a trust can provide is limited by the applicable trust agreement, we may establish additional trusts as necessary. In addition, each of the trusts has its own funding criteria, including sizes and durations of credit products, borrowers’ ages, type of products (i.e., cash credit or merchandise credit) and minimum annualized fee rate. The funding criteria of a trust are in part based on the relevant funding criteria of the institutional funding partners that provided funds into such trust. Following such criteria, we have facilitated a significant amount of transactions through our trusts. Since the trust company administering such trusts has been licensed by financial regulatory authorities to lend, credit drawdowns funded under such arrangement are not private lending transactions within the meaning of the Private Lending Judicial Interpretation issued by the Supreme People’s Court of the PRC in August 2015. As a result, under such arrangement, we will not be deemed as a lender or a provider of financial services by the PRC regulatory authorities or becoming subject to supervision and restrictions on lending under the applicable laws and regulations. For more information, see “Risk Factors — Risk Relating to Our Business and Industry — We may be deemed as a lender or a provider of financial services by the PRC regulatory authorities.”

Credit Drawdowns Transferred to Institutional Funding Partners

We transfer credit drawdowns to certain institutional funding partners, including P2P platforms historically. Such arrangements involve us first disbursing credit to borrowers with our own funds before we aim to transfer such credit drawdowns to institutional funding partners. We have ceased transferring credit drawdowns to P2P platforms and certain other institutional funding partners in April 2017. We made such decision due to the relatively high cost of funds provided by P2P platforms. We also took into account the regulatory uncertainties faced by P2P platforms. The change in funding arrangements did not have any impact on existing credit drawdown outstanding, as we continued to pay P2P platforms fees on credit drawdowns previously transferred to them in accordance with the relevant agreements. The change in funding arrangements has not had any negative impact on total revenues or liquidity requirements, as we have started to cooperate with other institutional funding partners. The other institutional funding partners provide cheaper funding sources compared to P2P platforms, helping us to maintain low funding costs.

The steps involved in the funding arrangements are set forth below.

Step 1: credit drawdown

We first disburse credit to borrowers with our own funds when borrowers draw down on their credit. Borrowers are required to make fixed weekly or monthly payments to us. The combined total represents the principal and financing service fees charged to borrowers.

Step 2: transfer

After credit drawdown, we aim to transfer certain credit drawdowns to institutional funding partners. Members of our funding team periodically communicate with our institutional funding partners to understand their investing needs. Typically, an institutional funding partner specifies a quota for the amount of transactions that it is willing to fund for a specified period, which was non-binding. To meet such quota, our automated selection system groups credit drawdowns into portfolios based on the criteria specified by our institutional funding partners, such as sizes and durations of credit drawdowns and borrowers’ ages. Following such criteria, we have transferred a significant amount of transactions to institutional funding partners. We seek to refer each portfolio to the institutional funding partner that offers the lowest funding cost. For credit drawdowns that are approved, the institutional funding partners pay us the principal amounts of such credit drawdowns.

Step 3: repayments to institutional funding partners

After transfers, borrowers continue to make all payments of principal and financing service fees to us. We then remit to the institutional funding partners all loan principals and fees payable. If borrowers default on their payment obligations, we are generally still obligated to repay our institutional funding partners all loan principals and fees payable in respect of credit drawdowns funded by them. Under our historical arrangements with P2P platforms, we made payments to P2P platforms, instead of retail investors of such platforms. In addition, we guaranteed the repayment of the credit drawdowns to P2P platforms, instead of retail investors of such platforms.

We segregated our assets from those assets of the institutional funding partners through separate bank accounts designated for institutional funding partners to whom we transfer credit drawdowns. Upon the transfer of a portfolio of credit drawdowns, the relevant institutional funding partner deposited into such bank account an amount equivalent to the aggregate principal amount of the credit drawdowns transferred. We subsequently transferred such amount to our Alipay accounts. When borrowers make repayments, such repayments are deposited into our Alipay accounts. We then transfer amounts payable to the institutional funding partners to the separate bank accounts from which we remit such amounts to the institutional funding partners.

Our Online Small Credit Companies

We established two online small credit companies, Fuzhou Microcredit and Ganzhou Microcredit, in 2016. Each online small credit company is authorized to provide credit drawdowns up to three times of its respective net capital pursuant to the relevant laws and regulations. In 2017, RMB16,970.3 million (US$2,608.3 million) of credit drawdowns initially funded by us were funded through our online small credit companies, representing approximately 19.1% of the total amount of transactions facilitated during such period. Since December 2017, our two online small credit companies have been subject to inspections by the local regulatory authorities as part of a broader regulatory effort to promote compliance by online small credit companies in China. If our online small credit companies were found to be in violation of applicable laws or regulations, we could be ordered to rectify such violation or even cease the operations of our online small credit companies. We have not received any notification from regulatory authorities as to the outcomes of such inspections. In light of the inspections, we have voluntarily and temporarily ceased funding credit drawdowns through our online small credit companies since December 2017, and we have facilitated credit drawdowns through other funding arrangements.

Our Partnership with Ant Financial

In 2015, we approached Ant Financial for a potential partnership of business cooperation. We have established a rapidly expanding business as a provider of online credit products and demonstrated strong capabilities in data technology and risk management. Ant Financial, which operates Alipay, offers us valuable channels to engage Alipay’s large number of users. Furthermore, Alipay requires its users to provide personal identification information and verifies such information, which differentiates Alipay from its competitors and contributes to our risk management efforts. Furthermore, Ant Financial and us agreed to strengthen the strategic partnership through an equity investment by Ant Financial. In September 2015, Ant Financial’s wholly owned subsidiary API (Hong Kong) Investment Limited became a shareholder of Qufenqi Inc., a former holding company of Beijing Happy Time. We started to engage prospective borrowers through the Alipay consumer interface in November 2015. Since then, we have established in-depth cooperation with Ant Financial in multiple areas of our business. In connection with our restructuring in 2016, API (Hong Kong) Investment Limited became one of the principal shareholders of Qudian Inc.

Borrower Engagement. We have engaged a portion of our active borrowers through different channels on the Alipay consumer interface since 2016, although from December 2017 onward, we have encouraged our repeat borrowers to directly engage us through our mobile applications. We promote our products and launch campaigns through the public service window on the Alipay consumer interface, which is free of charge and generally available to third parties. We also actively promote the public service window to our existing borrowers by showing them instructions on how to access our products through this channel. In addition, we historically engaged Alipay users through Alipay’s dedicated channel for online consumer credit products, for which we paid a fee. Such arrangement was terminated in February 2017. We then entered into an agreement, which we amended and restated in August 2017, to engage Alipay users through Alipay’s dedicated channel for online third-party service providers, for which we pay a fee consistent with fees that Alipay would charge other similar third-party service providers on this channel as determined by Alipay from time to time. Compared to the dedicated channel for online consumer credit products, this channel provides our brand more prominence in the Alipay consumer interface. Such agreement, as amended and restated, has an initial term of one year that will expire in August 2018. Thereafter, the agreement will be automatically renewed for successive one-year periods unless otherwise terminated prior to the expiration of each term by either party. The agreement allows Alipay to adjust or terminate our access to the channel at any time based on Alipay’s campus life business strategy and QuCampus meeting the relevant performance targets as set forth by Alipay. The agreement may also be terminated by either party for cause, such as breach of contract. Alipay is a leading online and mobile payment service provider in China, which we believe is a highly efficient channel in enabling us to engage prospective borrowers. At the same time, we believe our credit products enhance user awareness and engagement of Alipay, thereby creating a mutually beneficial relationship.

In March 2017, we entered into an online personal loan cooperation agreement with Chongqing Alibaba Small Loans Co., Ltd., or Chongqing Small Loans, a subsidiary of Ant Financial that operates the Jiebei consumer credit business. The Jiebei platform can be accessed through the Alipay consumer interface. Pursuant to such agreement, we have started to engage borrowers through the Jiebei platform. Prospective borrowers can submit credit applications through the Jiebei platform. Chongqing Small Loans will refer us credit applications from specific geographic areas and ranges in size. Chongqing Small Loans also provides us with relevant information of such prospective borrowers pursuant to the relevant authorizations from them. We assess prospective borrowers’ credit profiles and inform Chongqing Small Loans of our decisions. Chongqing Small Loans will in turn notify the applicants who have been approved with credit. We will fund the credit to borrowers, who will repay principals and financing service fees to us. Pursuant to the agreement, we pay certain fees to Chongqing Small Loans based on a percentage of financing service fees we receive from borrowers. The term of the agreement is one year and can be terminated by either party with 30 days’ notice.

Credit Service. Beijing Happy Time and several of its subsidiaries have each entered into credit service agreements with Zhima Credit. Pursuant to these credit service agreements, Zhima Credit provides us with credit analysis information of prospective borrowers, including Zhima Credit Scores, which serves as one of the many inputs for our credit assessment model. We pay Zhima Credit fees for such credit analysis. Zhima Credit waived fees for certain credit services from March 2017 to March 2018. We expect to start paying fees for such services starting from April 2018. We also provide Zhima Credit with our credit analysis of borrowers to reflect repayment and other credit attributes. Such credit analysis is provided by or to Zhima Credit only with the relevant authorization of prospective borrowers during the credit application process.

The credit service agreements typically provide for an initial term of one year, and can be automatically renewed unless either party provides notice to the other of its decision not to renew 30 days prior to the expiration of the relevant agreement. Each credit service agreement may be terminated for cause, such as due to uncured material breach by a party or a party’s bankruptcy, liquidation or dissolution.

Credit Analysis Collaboration. We collaborate with Zhima Credit to share insights into the application of data technology that further enhance the effectiveness of our own credit analysis models. The collaboration facilitates our efforts in developing innovative algorithms that dynamically and accurately categorizes individuals and assesses potential credit risk. The algorithms are designed specifically for small credit targeting young consumers and are incorporated into our credit assessment model to further optimize our risk assessment capabilities. While we have engaged in such collaborations with Zhima Credit, we retain control over and authority to make changes to our proprietary credit assessment model and risk management system.

Payment Processing and Settlement. Borrowers receive proceeds from credit drawdowns as well as make repayments through their Alipay accounts. For on-balance sheet transactions, we disburse funds to, and collect repayments from, borrowers through our Alipay accounts. For off-balance sheet transactions, our institutional funding partners utilize their own Alipay accounts and transact with borrowers directly. We have entered into agreements with Ant Financial for payment processing and settlement services in connection with our Alipay accounts. Pursuant to such agreements, we are charged a fixed amount for each credit drawdown funded by our Alipay accounts as well as a percentage of each repayment made to our Alipay accounts. The payment processing and settlement agreements typically provide for an initial term of one year, which can be automatically renewed unless either party provides notice to the other of its decision not to renew 30 days prior to the expiration of the relevant agreement.

QuCampus. To further enhance user engagement efforts, in October 2016 we formed a joint venture with Ant Financial, QuCampus, a company organized under the laws of the PRC. As of the date of this prospectus, QuCampus is owned approximately 45.9% by us, 44.1% by Ant Financial and 10.0% by Ganzhou Happy Share, a limited partnership established in connection with the share incentive plan to be established by QuCampus.

Mr. Min Luo, our founder, chairman and chief executive officer, is the general partner of Ganzhou Happy Share. We do not expect Mr. Min Luo to be a participant in the share incentive plan to be established by QuCampus. Pursuant to our framework agreement with Ant Financial, we have committed to invest an aggregate of RMB190 million in QuCampus. We have invested RMB70.0 million (US$10.8 million) as of December 31, 2017. The book value of our equity interests in QuCampus as of December 31, 2017 was RMB44.5 million (US$6.8 million), which equals to our investment of RMB70.0 million (US$10.8 million) for such equity interests after deducting our share of QuCampus’ loss. Ant Financial has committed to invest an aggregate of RMB100 million in QuCampus, and it has invested RMB35.0 million (US$5.4 million) as of December 31, 2017. We and Ant Financial will each pay the remainder of the respective committed amount if the board of directors of QuCampus determines that such investment is warranted by QuCampus’ operational and financial needs. Ganzhou Happy Share has committed to invest an aggregate of RMB10 million in QuCampus, and such amount is expected to be paid when participants in the equity incentive plan pay exercise prices in connection with the exercise of their equity awards.

We have entered into a shareholders’ agreement with QuCampus, Ant Financial, Ganzhou Happy Share and Mr. Min Luo. Such shareholders’ agreement provided that:

•	Board representation. The board of directors of QuCampus consists of four directors. We and Ant Financial are entitled to nominate two directors each. We and Ant Financial have also agreed to vote in favor of the nominees of the other party.

•	Preemptive rights. We and Ant Financial enjoy preemptive rights with respect to all or part of any increase in registered capital of QuCampus.

•	Right of first refusal. We and Ant Financial enjoy the right of first refusal as to any proposed sale of equity interests by a shareholder.

•	Transfer restrictions. We and Ganzhou Happy Share are prohibited from, directly or indirectly, transferring or pledging equity interests in QuCampus without Ant Financial’s approval.

•	Non-compete. QuCampus may not issue any equity interests to, or purchase any equity interests of, a competitor of us or Ant Financial.

We have provided operational support by, among others, transferring our offline campus borrower engagement team to the joint venture. Accessible through the Alipay consumer interface, QuCampus’ services cover various aspects of the daily life of college students, including those related to academia, social connection, networking and other campus life related services. Through their mobile devices, users of QuCampus are able to carry out activities such as paying their tuition and living expenses, searching for part-time jobs, finding deals and coupons for restaurants and merchandises, selling second-hand goods and raising funds for student organizations. Alipay will provide the joint venture with points of user traffic under the campus life channel on the Alipay consumer interface. We believe our extensive historical on-the-ground operational experiences and understandings as to the behavior, social needs and consumption preferences of college students across China enable the joint venture to better design and introduce relevant services. QuCampus earned a small amount of advertising fees in 2017. Going forward, we expect QuCampus will also earn service fees from businesses that engage users through the QuCampus platform. Given its focus on college students, QuCampus offers a valuable user engagement channel for businesses that provide career services, professional trainings or other services targeting students. QuCampus’ cost consists primarily of salaries and benefits for its employees, and such cost is recognized on an accrual basis. We view the joint venture as a valuable opportunity to connect with young consumers outside of the context of credit facilitation, thereby gaining further insights as to the behavior, social needs and consumption preferences of such consumers. We believe such insights will enable us to improve terms of our credit products, identify attractive merchandise for our marketplace, refine our credit assessment model and risk management system and cultivate long-term customer relationships.

Our Merchandise Suppliers

We operate an online marketplace where consumers purchase merchandise offered by third-party merchandise suppliers with our merchandise credit products. We currently collaborated with more than 330 merchandise suppliers, including leading consumer brands and their authorized distributors to offer in demand merchandise from over 1,800 brands with relatively high price points, such as iPhones and other mobile phones, tablets and computers, on our marketplace. Our product offerings also include consumer electronics, home appliances, watches and accessories, sports and outdoor merchandise and luggage. We believe we enable leading consumer brands and their authorized distributors/retailers to reach a large customer base who previously may not have sufficient resources to purchase products from these brands and their authorized distributors/retailers, thereby increasing demand for their merchandise. As of December 31, 2017, there were over 349,000 SKUs offered on our marketplace.

We have implemented a strict and systematic selection process for merchandise and suppliers. We have established a dedicated merchandising team responsible for identifying potential merchandise and suppliers. We select merchandise on the basis of brands that we expect will resonate with our users. Once a potential product is identified, we conduct due diligence reviews on potential merchandise suppliers’ qualifications based on our selection criteria, including performing background checks and examining relevant government permits and brand authorization and qualification certificates for their merchandise. We also evaluate their abilities to meet borrowers’ demands for timely supply of merchandise and to provide high-quality after-sales customer service, as well as their product offering prices and scale of business.

We generally enter into framework supply agreements with merchandise suppliers annually based on our standard form contract. Such contracts set forth the price that we will remit to merchandise suppliers when borrowers purchase merchandise. Our standard form contract requires merchandise suppliers to represent that their merchandise are authentic and from lawful sources and do not infringe upon lawful rights of third parties and to pay us liquidated damages for any breach. As we serve as a sales and marketing channel that connects borrowers, as customers, and consumer brands and their distributors, as merchandise suppliers, our merchandise suppliers are responsible for order fulfillment. After sales services are also provided by merchandise suppliers, although our user service personnel handle initial customer queries and connect such customers with the respective merchandise suppliers. We typically request our merchandise suppliers to guarantee a minimum amount of inventory to ensure the supply of merchandise to borrowers. We constantly communicate with our merchandise suppliers to keep them informed of any changes to demand and to understand inventory level for merchandise offered on our marketplace. We do not carry any inventory.

We typically earn sales commission fee from merchandise suppliers when a borrower purchases their merchandise, and such fees comprise (i) the difference between the retail prices of the merchandise sold to borrowers and the prices of the merchandise that we pay to the merchandise suppliers and (ii) rebates earned from merchandise suppliers. The sales commission fee we collect from our merchandise suppliers typically range up to 20% of the price of the relevant merchandise that we pay to the merchandise suppliers. Our merchandise suppliers currently grant us a credit period of three to 30 days after the date that a borrower purchases the relevant merchandise on our marketplace. We may also earn rebates from merchandise suppliers.

Credit Approval and Servicing Process

We believe that we provide a convenient and user-friendly credit application process, a credit assessment mechanism that accurately determines an applicant’s creditworthiness and a superior overall user experience. Our proprietary credit assessment model and risk management system enables us to provide an automated online application process that aims to provide a simple, seamless and efficient experience to users. Prospective borrowers may complete the application and receive a decision on their application as quick as a few seconds. Once approved, we generally provide such prospective borrowers with both cash credit products and merchandise credit products. Approved borrowers are then able to draw down on their cash credit with funds available in their Alipay accounts within a few minutes or complete the purchase of merchandise on our marketplace utilizing their merchandise credit products.

We have created a simple and quick process for users to apply for small credit as illustrated below.

Stage 1: Online Credit Application

Our online credit application process begins with the submission of a credit application by a prospective borrower. A typical prospective borrower is a user who has already registered on Alipay, which requires the input of his or her real name, PRC identity card information and most frequently used mobile phone number for authentication. Given the significant coverage of Alipay in China, we believe most of the targeted borrowers have completed this part of registration process before applying for credit from us.

A registered Alipay user can apply for credit through mobile apps. As part of the credit application process, the prospective borrower is asked to provide basic personal information that typically includes their name, PRC identity card information, mobile phone number and their authorization for us to run a credit background check, including access to their record on Zhima Credit.

Stage 2: Data Aggregation and Verification

Upon receiving a completed application by a prospective borrower, our proprietary risk management system and fraud prevention system are populated with information from the submitted credit application, including, with authorization of the relevant users, credit analysis for such prospective borrower provided by third parties. For borrowers who have established certain credit histories with us, our credit assessment model places a strong focus on data from internal sources, such as such borrowers’ repayment and delinquency record, than external data. This data is then used to verify applicants’ identity and for fraud detection. We utilize restricted list searches provided by third-parties as well as our proprietary machine learning algorithms to screen for fraudulent applications. Applicants identified to present higher risk of fraud are declined by our fraud prevention system.

Stage 3: Credit Assessment

After completion of the data aggregation and verification process, the prospective borrower’s application either proceeds to the next phase of the application process or the prospective borrower is notified of the decision that the application is declined.

Our proprietary credit assessment model has been powered by our massive database, including data from approximately 47.6 million applicants and approximately 14.5 million borrowers that have accounted for approximately 136.1 million cumulative credit drawdowns facilitated as of December 31, 2017. As testimony to the flexibility and scalability of our technology infrastructure, in connection with and prior to the Singles Day promotional campaign on November 11, 2017, we were able to facilitate in one day over 562,000 transactions. Our proprietary data analytics and credit assessment model is optimized to fit the realities of the Chinese market and tailored for each channel through which we engage prospective borrowers, using big data and fast data from sources that target borrowers in China. Our credit assessment model uses our own scoring criteria, and is routinely monitored, tested, updated and validated by our risk management team. Following credit evaluation, our credit determination system makes a determination as to whether the applicant is qualified, and a qualified borrower receives short-term, unsecured amount of credit. The full amount of such credit represents such borrower’s credit limit for merchandise credit products. A portion of the full amount represents the borrower’s credit limit for cash credit products. Nonetheless, while borrower may utilize funds received under cash credit products for any purpose, merchandise credit products can only be used to fund purchases on our marketplace. Unqualified applicants are notified of the decision of their applications being declined, although such applicants are not prohibited from applying again in the future.

Building on the experience and data we have gained since our inception, we have developed a new credit assessment system, QD score, and we have started to apply such system to our small credit products since the fourth quarter of 2017. Continuously refined by machine learning algorithms and the high volume of transaction data we collect, QD score analyzes a large number of variables for each transaction and enables us to better differentiate between creditworthy borrowers and lower quality borrowers.

Stage 4: Credit Utilization

Once the credit application is approved, borrowers can request drawdowns under their respective credit. Upon receipt of a drawdown request, our credit assessment model and risk management system normally review the application and re-evaluate the creditworthiness of such borrower to ensure that he or she is qualified for the requested drawdown. If the credit profile of a prospective borrower changes, the credit limits for such borrower may vary. If the borrower has made the requisite payments in a timely manner, and there are unused credit remaining, the borrower may continue to utilize his or her credit, subject to our approval at the time of each drawdown request. Once the drawdown request is approved, we or our institutional funding partners, as applicable, will then fund credit to borrowers. Funding typically occurs in as quickly as a few seconds after a request for drawdown is made and approved. In the event we do not approve a drawdown request, we aim to notify the relevant customer of such decision within ten minutes after the request is made.

Stage 5: Servicing and Collection

We utilize an automated process to help borrowers to make their scheduled payments. Upon origination, we establish a payment schedule with payment occurring on a set business day each month or week. Borrowers then make scheduled repayments online, or authorize deduction from their Alipay accounts the amount of scheduled repayments. In 2017, most of the scheduled repayments were made automatically from the borrowers’ Alipay accounts.

For borrowers who do not use the automated repayment process, we provide payment reminder services, such as sending reminders through text and instant messages on the day a repayment is due. Once a repayment is past due, we also send additional reminder text and instant messages during the first two calendar days of delinquency.

Our collection efforts extend to every delinquent borrower. Our collection process is divided into distinct stages based on the severity of delinquency, which dictates the level of collection steps taken. For example, automatic reminders through text and instant messages are sent to a delinquent borrower as soon as the collections process commences, and we take such measures to address delinquencies typically caused by borrowers’ oversight. If the payment is still outstanding after these reminders, our collection system will initiate automated voice calls, which we believe are more difficult for borrowers to ignore compared to text and instant messages. In the event such efforts remain unsuccessful, our collection team will make phone calls and disclose such delinquency to Zhima Credit if a payment is more than 20 calendar days past due. We inform the relevant borrowers of our intention to make such reports and the adverse impact of delinquencies on their credit histories, which may convince such borrowers to pay the amounts past due. For larger amounts past due, we may also conduct in-person visits. We may stop collection efforts when credit drawdowns are 180 calendar days overdue and collection attempts have reached a certain number. In the event of (i) death of the borrower, (ii) identification of fraud, and the fraud is officially reported to and filed with relevant law enforcement departments or (iii) the amount remained outstanding 180 calendar days past due and therefore deemed uncollectible, we will charge off the relevant outstanding amount. Substantially all of our charge-offs since our inception were due to amounts that remain outstanding 180 calendar days past due and therefore deemed uncollectible.

The following table sets forth the amount of delinquent principal and financing service fees for on-balance sheet transactions we successfully recovered through our collection efforts during the periods presented, as a percentage of the balance of outstanding principal and financing service fees past due for on-balance sheet transactions as of the end of the periods presented:

	Year Ended December 31,
	2015	2016	2017
Percentage of delinquent principal and services fees for on-balance sheet transactions recovered	20.1%	35.1%	44.2%

In addition to our own collection efforts, we have engaged other parties to conduct debt collection for us from June 2016 to October 2016, as we explored various methods of collection. Such parties have collected a total of approximately RMB150 thousand for us during the period. As we viewed cooperation with such parties to be ineffective, we have since terminated such cooperation.

As part of the major upgrade of our risk management system in January 2017, we have developed a machine learning algorithm to better allocate collection resources based on more detailed grouping of larger delinquency risk, which we rolled out in the second quarter of 2017. The algorithm places delinquent borrowers into different groups based on internal blacklist check, credit history and QD score. Higher risk groups are allocated with more collection resources as the likelihood of their outstanding balance becoming longer-term delinquent or even uncollectable is generally higher. For example, we assign collection staff with more experience in negotiation to contact these borrowers. We expect to both improve our collection efficiency and reduce delinquency under this algorithm.

Collection and Repossession for Dabai Auto

Our collection and repossession efforts extend to every delinquent car buyer. As soon as a car buyer misses a scheduled repayment, our collection team tries to contact the car buyer by phone and remind the car buyer about consequences of default. Our collection team will arrange in-person visits with the car buyer if phone calls turn out to be ineffective. Pursuant to our lease agreement with the car buyer, we have the right to repossess the car as early as seven days after the car buyer becomes delinquent. As aids to our repossession efforts, we install telematics devices on cars and retain car keys before delivering cars to car buyers.

Our Information Technology and Security

Overview

Our network is configured with multiple layers of security modules to isolate our databases from unauthorized access. We use sophisticated security protocols for communication among applications and we encrypt private information, such as an applicant’s identification number.

Our systems infrastructure is currently deployed and our data is currently maintained on customized cloud computing services. We believe by utilizing cloud computing we are able to quickly scale capacity and ensure there is sufficient bandwidth to meet the significant growth of our business and the increase in the number of our users, while reducing capital expenditure obligations. We have multiple layers of redundancy to ensure reliability of our systems and services. We also have a working data redundancy model with comprehensive backups of our databases and software.

Our technology and product development department, which comprised 203 employees as of December 31, 2017, including core team members with extensive experiences with leading Internet, online retail and mobile commerce and fintech companies in China, focuses on the following that support our long-term business growth:

•	maintaining and strengthening our proprietary data and analytics systems, including our decisioning engine, proprietary risk management system and fraud prevention system; and

•	ensuring our technology system, including front-end and back-end management systems, collection systems, financial systems, security protocols and business continuity plans are well established, reviewed, tested and continuously strengthened.

Technology System

Our proprietary technology system, which supports all key aspects of our online platform, is designed to optimize for scalability and flexibility. The system is designed to handle the large volume of data required to evaluate a large number of prospective borrower applications quickly and accurately and to manage a large number of borrowers yet flexible enough to capitalize on changing user preferences, market trends and technological advances. As testimony to the flexibility and scalability of our technology system, in connection with and prior to the Singles Day promotional campaign on November 11, 2017, we were able to facilitate in one day over 562,000 transactions. Our software development life cycle is rapid and iterative to increase the efficiency and capacity of our system. We are able to implement software updates while maintaining our system stability. We continually employ technological innovations to improve our technology system, which performs a variety of integrated and core functions, including:

•	Front-end systems. Include external interfaces and mobile apps that users use when applying for credit and managing their accounts.

•	Back-end management systems. Our back-end systems include, among other things, our user credit and repayment management system, merchandise procurement system, merchandise management system and user information management system.

•	Collection systems. Primarily include contract management system, operational and marketing management system and automated phone system.

•	Financial systems. Systems that manage the external interface for funds transfers, including integration of our system with those of the institutional funding partners to ensure a seamless experience for the borrowers and the institutional funding partners, as well as for the management of daily financial and accounting, reconciliation and reporting functions. Such systems include, among others:

•	Transaction clearing system. The system is highly automated and capable of rapidly facilitating a massive number of transactions under a diverse array of funding arrangements. The system has been seamlessly integrated with the systems of various institutional funding partners, including banks. It automatically selects the proper funding source for each credit drawdown based on the large number of funding criteria specified by our institutional funding partners. The system adapts to new funding arrangements quickly. For example, it typically takes two days to complete the configuration for a new trust and two weeks to do so for a new off-balance sheet funding arrangement with a bank.

•	Repayment settlement system. Upon receiving borrowers’ repayments, the system separates such cash inflows into principals, financing service fees, fees payable to institutional funding partners and penalty fees on a real-time basis and settles with the relevant parties accordingly.

•	Liquidity forecast system. The system provides real-time forecasts on our funding needs by monitoring the fund inflows and outflows, and such forecasts are valuable information for us to manage liquidity.

•	Security. We collect and store personally identifiable user information, including names, addresses, identification information and financial accounts information for the sole purpose of individual credit assessment. We retrieve this information with user’s consent and have safeguards designed to protect such information, including the application of Advanced Encryption Standard, or AES. We store our data in encrypted form, which offers an additional layer of protection. We also verify data interchange with our institutional funding partners using digital signatures, which enhances the security of such interchange. We also have created controls to limit employee access to such information and to monitor access.

Marketing and Borrower Engagement

Our marketing efforts are designed to attract and retain borrowers and build brand awareness and reputation. Our marketing efforts are primarily online, and we use an array of online marketing channels to attract borrowers, including:

•	Contractual Arrangement with Ant Financial. We have engaged a portion of our active borrowers through different channels on the Alipay consumer interface since 2016. We promote our products and launch campaigns through the public service window on the Alipay consumer interface, which is free of charge and generally available to third parties.

•	Arrangement with Other Leading Internet and Mobile Channels. We also utilize other leading Internet and mobile platforms in China, including leading Android app stores in China and Apple App Store, to obtain qualified leads for prospective new borrowers. We do not currently pay any fees to acquire leads through Android app stores and Apple App Store. We employ and continually optimize the relevant key words associated with our apps to enhance users’ ability to find our apps in such stores.

Furthermore, we believe reputation and word-of-mouth referral will also drive continued organic growth in borrowers. We believe once borrowers are satisfied with their experiences, they will continue to utilize our credit for other needs or to make other purchases on our marketplace, or referring their friends and colleagues to our credit products.

We have established three brands through which our credit products are marketed, Laifenqi, Qudian and Dabai Auto. We leverage and position these brands to better target and engage prospective borrowers. We have historically marketed our Laifenqi brand to focus on offering cash credit products to prospective borrowers. On the other hand, we have historically marketed our Qudian brand as the destination for the purchase of merchandise through merchandise credit products. We market our budget auto financing products under the Dabai Auto brand. We believe our cash credit products will continue to help us engage targeted quality borrowers to whom we may offer merchandise credit and other products in the future.

Competition

The online consumer finance industry in China is intensely competitive and we compete with other consumer finance service providers in general. We compete with other financial products and companies that attract borrowers, institutional funding partners or both. For example, with respect to borrowers, we compete with other consumer finance service providers, including online consumer finance services, such as JD Finance, WeBank and Huabei and Jiebei of Ant Financial, as well as traditional financial institutions, such as banks and consumer finance companies. In particular, we and Jiebei both engage borrowers through the Alipay consumer interface and may compete for borrower engagement. Principal methods of competition include enhancing data analytics capabilities, engaging borrowers cost effectively and strengthening funding sources. With respect to institutional funding partners, we primarily compete with other investment products and asset classes, such as equities, bonds, investment trust products, bank savings accounts and real estate. We believe that we are able to offer attractive returns with low investment thresholds not available from other asset classes.

As evidenced by our market leadership, we believe that our proprietary risk management system and our ability to offer personalized and affordable credit products make us more attractive and efficient to both borrowers and institutional funding partners, providing us with a competitive advantage. In light of the low barriers to entry in the online consumer finance industry, more players may enter this market and increase the level of competition. We anticipate that more established Internet, technology and financial services companies that possess large, existing user bases, substantial financial resources and established distribution channels may also enter the market in the future. We believe that our brands, scale, network effects, historical data and performance record provide us with competitive advantages over existing and potential competitors.

We also compete with other providers of budget auto financing products, such as Youxin and Yixin, offline auto retailers such as 4S dealers as well as online auto retail platforms. We primarily target prospective car buyers who have been our registered users and are eligible for higher credit limits. We believe our large user base offers us a distinct competitive advantage.

Intellectual Property

We regard our trademarks, domain names, copyrights, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark and trade secret law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. We have registered 26 trademarks in the PRC for “ ”, “Qufenqi” and other trademarks. We also have 51 trademarks under application in the PRC. We are the registered holder of 24 domain names in the PRC that include qudian.com and laifenqi.com. We were also granted 24 copyrights that corresponding to our proprietary techniques in connection with our systems.

Seasonality

We experience seasonality in our business, reflecting a combination of seasonality patterns of the retail market and our promotional activities. In recent years, many online and offline retailers in China hold promotions on November 11 and December 12 of each year, which drives significant increase in retail sales. Higher retail sales during the shopping seasons may generate greater demand for our credit products. As a result, we typically record higher total revenues during the fourth quarter of each year compared to other quarters. On the other hand, our total revenues for the first quarter tend to be lower due to the Chinese New Year holiday that generally reduces borrowing activities. In addition, we hold promotional campaigns on March 21 (our anniversary), November 11 and December 12 by charging lower financing service fees, which may also increase the number of borrowers who utilize our credit products and thus increase our total revenues for the relevant periods.

Overall, the historical seasonality of our business has been mild due to our rapid growth but may increase further in the future. Due to our limited operating history, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results.

Insurance

We provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees. We also purchased employer’s liability insurance and additional commercial health insurance to increase insurance coverage of our employees. We do not maintain property insurance policies covering our equipment and other property that are essential to our business operation to safeguard against risks and unexpected events. We do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain product liability insurance or key-man insurance. We consider our insurance coverage to be sufficient for our business operations in China.

Regulation

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China or the rights of our shareholders to receive dividends and other distributions from us.

Regulation Related to Foreign Investment Restrictions

Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalog of Industries for Foreign Investment, or the Catalog, which was promulgated and is amended from time to time by the Ministry of Commerce and the National Development and Reform Commission. The Catalog divides industries into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalog are generally deemed as constituting a fourth “permitted” category and open to foreign investment unless specifically restricted by other PRC regulations. Industries such as VATS (other than online retail and mobile commerce) are restricted to foreign investment.

According to the Administrative Regulations on Foreign-Invested Telecommunications Enterprises issued by the State Council on December 11, 2001 and amended on September 10, 2008 and February 6, 2016 respectively, foreign-invested value-added telecommunications enterprises must be in the form of a Sino-foreign equity joint venture. The regulations restrict the ultimate capital contribution percentage held by foreign investor(s) in a foreign-invested value-added telecommunications enterprise to 50% or less and require the primary foreign investor in a foreign invested value-added telecommunications enterprise to have a good track record and operational experience in the VATS industry.

In July 2006, the predecessor, the MIIT issued the Circular of the Ministry of Information Industry on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Business, or the MIIT Circular, according to which, a foreign investor in the telecommunications service industry of China must establish a foreign invested enterprise and apply for a telecommunications businesses operation license. The MIIT Circular further requires that: (i) PRC domestic telecommunications business enterprises must not, through any form, lease, transfer or sell a telecommunications businesses operation license to a foreign investor, or provide resources, offices and working places, facilities or other assistance to support the illegal telecommunications services operations of a foreign investor; (ii) value-added telecommunications enterprises or their shareholders must directly own the domain names and trademarks used by such enterprises in their daily operations; (iii) each value-added telecommunications enterprise must have the necessary facilities for its approved business operations and maintain such facilities in the regions covered by its license; and (iv) all VATS providers are required to maintain network and Internet security in accordance with the standards set forth in relevant PRC regulations. If a license holder fails to comply with the requirements in the MIIT Circular and cure such non-compliance, the MIIT or its local counterparts have the discretion to take measures against such license holder, including revoking its license for value-added telecommunications business, or the VATS License.

In light of the above restrictions and requirements, we conduct our value-added telecommunications businesses through our consolidated VIEs.

Regulations Related to VATS

Among all of the applicable laws and regulations, the Telecommunications Regulations of the People’s Republic of China, or the Telecom Regulations, promulgated by the PRC State Council in September 25, 2000 and amended on July 29, 2014 and February 6, 2016 respectively, is the primary governing law, and sets out the general framework for the provision of telecommunications services by domestic PRC companies. Under the Telecom Regulations, telecommunications service providers are required to procure operating licenses prior to their commencement of operations. The Telecom Regulations distinguish “basic telecommunications services” from “VATS.” VATS are defined as telecommunications and information services provided through public networks. The Telecom Catalogue was issued as an attachment to the Telecom Regulations to categorize telecommunications services as either basic or value-added. In February 2003 and December 2015, the Telecom Catalogue was updated respectively, categorizing online data and transaction processing, information services, among others, as VATS.

The Administrative Measures on Telecommunications Business Operating Licenses, promulgated by the MIIT in 2009 and most recently amended in July 2017, which set forth more specific provisions regarding the types of licenses required to operate VATS, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. Under these regulations, a commercial operator of VATS must first obtain a VATS License, from the MIIT or its provincial level counterparts, otherwise such operator might be subject to sanctions including corrective orders and warnings from the competent administration authority, fines and confiscation of illegal gains and, in the case of significant infringements, the websites may be ordered to close.

In September 2000, the State Council issued the Administrative Measures on Internet Information Services, which was amended in January 2011. Internet information service is a kind of information service categorized as a VATS in the current Telecom Catalogue attached to the Telecommunications Regulation as most recently updated in December 2015. Pursuant to these measures, “Internet information services” refers to the provision of information through the Internet to online users, and are divided into “commercial Internet information services” and “non-commercial Internet information services.” A commercial Internet information services operator must obtain a VATS license for Internet information services, or the ICP license, from the relevant government authorities before engaging in any commercial Internet information services operations in China, while the ICP license is not required if the operator will only provide Internet information on a non-commercial basis. According to the Administrative Measures on Telecommunications Business Operating Licenses, the ICP license has a term of five years and can be renewed within 90 days before expiration.

Beijing Happy Time, one of our consolidated VIEs, and Qufenqi (Beijing) Information Technology Co., Ltd, a subsidiary of Beijing Happy Time, have both obtained ICP licenses for provision of commercial Internet information services issued by Beijing Telecommunication Administration in September 2015 and March 2017, respectively. As the implementing rules of the Administrative Measures on Telecommunications Business Operating Licenses or the Telecom Catalogue have not been published, it remains uncertain as to how the “commercial Internet information services” and “non-commercial Internet information services” are interpreted and distinguished, and whether online consumer finance service providers like us will be deemed as commercial Internet information service operator, or operators of online data and transaction processing, therefore there is uncertainty as to whether any or all of our consolidated VIEs, or the subsidiaries of our consolidated VIEs need to obtain ICP licenses, or VATS license for online data and transaction processing services, or any other VATS licenses in order to be in full compliance with regulatory requirements with respect to VATS.

In addition to the Telecommunications Regulations of the People’s Republic of China and other regulations above, provision of commercial Internet information services on mobile Internet applications are regulated by the Administrative Provisions on Information Services of Mobile Internet Applications, which was promulgated by the State Internet Information Office on June 28, 2016. The information service providers of mobile internet applications are subject to requirements under the Administrative Provisions on Information Services of Mobile Internet Applications, including acquiring relevant qualifications required by laws and regulations and being responsible for management of information security.

Regulations Related to Internet Information Security and Privacy Protection

PRC government authorities have enacted laws and regulations with respect to Internet information security and protection of personal information from any abuse or unauthorized disclosure. Internet information in China is regulated and restricted from a national security standpoint. The Standing Committee of the National People’s Congress, China’s national legislative body, enacted the Decisions on Maintaining Internet Security in December 2000, which may subject violators to criminal punishment in China for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Ministry of Public Security has promulgated measures that prohibit use of the Internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. If an Internet information service provider violates these measures, the Ministry of Public Security and the local security bureaus may revoke its operating license and shut down its websites.

Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in December 2011, an Internet information service provider may not collect any user personal information or provide any such information to third parties without the consent of a user and it must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An Internet information service provider is also required to properly maintain the user personal information, and in case of any leak or likely leak of the user personal information, the Internet information service provider must take immediate remedial measures and, in severe circumstances, make an immediate report to the telecommunications regulatory authority. In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the National People’s Congress in December 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT in July 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An Internet information service provider must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying any such information, or selling or providing such information to other parties. An Internet information service provider is required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. Any violation of these laws and regulations may subject the Internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities.

Pursuant to the Notice of the Supreme People’s Court, the Supreme People’s Procuratorate and the Ministry of Public Security on Legally Punishing Criminal Activities Infringing upon the Personal Information of Citizens, issued in 2013, and the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues regarding Legal Application in Criminal Cases Infringing upon the Personal Information of Citizens, which was issued on May 8, 2017 and took effect on June 1, 2017, the following activities may constitute the crime of infringing upon a citizen’s personal information: (i) providing a citizen’s personal information to specified persons or releasing a citizen’s personal information online or through other methods in violation of relevant national provisions; (ii) providing legitimately collected information relating to a citizen to others without such citizen’s consent (unless the information is processed, not traceable to a specific person and not recoverable); (iii) collecting a citizen’s personal information in violation of applicable rules and regulations when performing a duty or providing services; or (iv) collecting a citizen’s personal information by purchasing, accepting or exchanging such information in violation of applicable rules and regulations.

The Internet Finance Guidelines jointly released by ten PRC regulatory agencies in July 2015 purport, among other things, to require Internet finance service providers to improve technology security standards, and safeguard customer and transaction information. The Internet Finance Guidelines also prohibit Internet finance service providers from illegally selling or disclosing customers’ personal information. The PBOC and other relevant regulatory authorities will jointly adopt the implementing rules. Pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the National People’s Congress in August 2015, which became effective in November 2015, any Internet service provider that fails to fulfill the obligations related to Internet information security administration as required by applicable laws and refuses to rectify upon orders is subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other severe situation, and any individual or entity that (i) sells or provides personal information to others in a way violating the applicable law, or (ii) steals or illegally obtain any personal information is subject to criminal penalty in severe situation.

In November 2016, the Standing Committee of the National People’s Congress promulgated the Network Security Law of the People’s Republic of China, or the Network Security Law, which took effect as of June 1, 2017. The Network Security Law is formulated to maintain the network security, safeguard the cyberspace sovereignty, national security and public interests, protect the lawful rights and interests of citizens, legal persons and other organizations, and requires that a network operator, which includes, among others, Internet information services providers, take technical measures and other necessary measures in accordance with the provisions of applicable laws and regulations as well as the compulsory requirements of the national and industrial standards to safeguard the safe and stable operation of the networks, effectively respond to the network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of network data. The Network Security Law emphasizes that any individuals and organizations that use networks is required to comply with the PRC Constitution and laws, abide by public order and cannot endanger network security or make use of networks to engage in unlawful activities such as endangering national security, economic order and social order, and infringing the reputation, privacy, intellectual property rights and other lawful rights and interests of other people. The Network Security Law has reaffirmed the basic principles and requirements as specified in other existing laws and regulations on personal information protections, such as the requirements on the collection, use, processing, storage and disclosure of personal information, and internet service providers being required to take technical and other necessary measures to ensure the security of the personal information they have collected and prevent the personal information from being divulged, damaged or lost. Any violation of the provisions and requirements under the Network Security Law may subject the Internet service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities.

In providing our online consumer finance service, we collect certain personal information from borrowers, and also need to share the information with our business partners such as institutional funding partners for the purpose of facilitating credit to borrowers. We have obtained consent from borrowers to collect and use their personal information, and have also established information security systems to protect the user information and to abide by other network security requirements under such laws and regulations. However, there is uncertainty as to how the network security requirements for maintaining network security and protecting customers’ personal information will be interpreted and implemented. We cannot assure you that our existing policies and procedures will be deemed to be in full compliance with any laws and regulations that are applicable, or may become applicable to us in the future.

Regulations Related to Loans and Intermediation

The PRC Contract Law governs the formation, validity, performance, enforcement and assignment of contracts. The PRC Contract Law requires that the interest rates charged under a loan agreement must not violate the applicable provisions of the PRC laws and regulations. In accordance with the Private Lending Judicial Interpretations issued by the Supreme People’s Court of the PRC on August 6, 2015, which came into effect on September 1, 2015, private lending is defined as financing between individuals, legal entities and other organizations. Loans funded by financial institutions which are licensed by financial regulatory authorities are not private lending transactions. When private loans between individuals are paid by wire transfer, the loan contracts between individuals came into effect upon the deposit of funds to the borrower’s account. If either the lender or the borrower is not a natural person, the loan contracts become applicable effective upon execution of the loan contract, unless otherwise agreed by the parties or otherwise provided by laws and administrative regulations. In the event that the loans are made through an online consumer finance lending platform and the platform only provides intermediary services, the courts will dismiss the claims of the parties concerned against the platform demanding the repayment of loans by the platform as guarantors. However, if the online consumer finance service provider guarantees repayment of the loans as evidenced by its web page, advertisements or other media, or the court is provided with other proof, the lender’s claim alleging that the online consumer service provider assumes the obligations of a guarantor will be upheld by the courts. The Private Lending Judicial Interpretations also provide that agreements between the lender and borrower on loans with interest rates below 24% per annum are valid and enforceable. As to loans with interest rates per annum between 24% and 36%, if the interest on the loans has already been paid to the lender, and so long as such payment has not damaged the interest of the state, the community and any third parties, the courts will turn down the borrower’s request to demand the return of the interest payment. If the annual interest rate of a private loan is higher than 36%, the excess will be void and will not be enforced by the courts.

Pursuant to the PRC Contract Law, a creditor may assign its rights under an agreement to a third party, provided that the debtor is notified. Upon due assignment of the creditor’s rights, the assignee is entitled to the creditor’s rights and the debtor must perform the relevant obligations under the agreement for the benefit of the assignee. In addition, according to the PRC Contract Law, an intermediation contract is a contract whereby an intermediary presents to its client an opportunity for entering into a contract or provides the client with other intermediary services in connection with the conclusion of a contract, and the client pays the intermediary service fees. Our business practice of connecting our institutional funding partners, certain of which are online lending information intermediaries, with individual borrowers may constitute intermediary service, and our service agreements with borrowers and investors may be deemed as intermediation contracts under the PRC Contract Law. Pursuant to the PRC Contract Law, an intermediary must provide true information relating to the proposed contract. If an intermediary conceals any material fact intentionally or provides false information in connection with the conclusion of the proposed contract, which results in harm to the client’s interests, the intermediary may not claim for service fees and is liable for the damages caused.

Regulations Related to Cash Loan Lending

The Office of the Leading Group for Specific Rectification against Online Finance Risks and the Office of the Leading Group for Specific Rectification against P2P Online Lending Risks jointly issued the Circular on Regulating and Rectifying Cash Loan Business on December 1, 2017, or Circular 141. Among other things, Circular 141 provides that:

•	The overall capital cost charged on a borrower, comprised of interests and fees, should be in compliance with the judicial interpretations by the Supreme People’s Court of the PRC regarding interest rates in private lending; according to the Private Lending Judicial Interpretations, if the annual interest rate of a private loan is higher than 36%, the excess will be void and will not be enforced by the courts;

•	A provider of cash loan shall not deduct interests, service fees, management fees or deposits from the loan principal or set excessive overdue interest, late fee or penalty interest;

•	A bank may not outsource its core business functions, such as credit assessment and risk management, to third parties;

•	A bank participating in loan facilitation transactions may not accept credit enhancement services from a third party which has not obtained any license or approval to provide guarantees, including credit enhancement service in the form of a commitment to assume default risks; and

•	A bank may not permit its service provider in cash loan business to collect interest or fees from borrowers.

We adjusted the pricing of certain of our credit products in April 2017 to ensure that the annualized fee rates charged on all credit drawdowns do not exceed 36%.

We have entered into arrangements with several banks which directly fund credit drawdowns to borrowers. When a borrower defaults, we are obligated to repay the full overdue amount to the relevant bank. As Circular 141 is relatively new, it remains uncertain how the regulatory authorities will interpret and enforce the requirements. We have engaged in discussions with the banks, and we will assist them in satisfying their compliance needs as the regulatory framework evolves.

Regulations Related to Small Credit Companies

Under the Guiding Opinions of the China Banking Regulatory Commission and the People’s Bank of China on the Pilot Operation of Small Credit Companies which was promulgated by the CBRC and the PBOC on May 4, 2008, or the Guiding Opinions on Small Credit Companies, a small credit company is a company which is specialized in operating a small credit business, established with investments from natural persons, legal-person enterprises or other social organizations, and does not accept any public deposits. Currently there is no regulatory authority at the national level with respect to the administration and supervision of small credit companies in the PRC. Pursuant to the Guiding Opinions on Small Credit Companies, if a provincial government determines a competent department (office of finance or relevant organizations) to be responsible for the supervision and administration of small credit companies and the regulation of risks associated with small credit companies, such provincial government may carry out the pilot operation of small credit companies within such province. The applicant is required to file an application with the competent department of the provincial government to apply for setting up a small credit company. The major sources of funds of a small credit company are required be the capital paid by shareholders, donated capital and the capital borrowed from a maximum of two banking financial institutions. Furthermore, the balance of the capital borrowed from banking financial institutions within the scope as prescribed by applicable laws and regulations cannot exceed 50% of the net capital, and the interest rate and term of the borrowed capital is required to be determined by the company with the banking financial institutions upon consultation, and the interest rate on the borrowed capital is required to be determined by taking the Shanghai Inter-bank Offered Rate as the base rate. When granting credit, small credit companies are required to adhere to the principle of “small sum and decentralization.” They are encouraged to provide credit services for farmers and mini-size enterprises and make greater efforts in increasing their number of clients and enlarging the coverage of services. The outstanding amount of credit granted by a small credit company to a same borrower cannot exceed 5% of the net capital of the company. Small credit companies are required to operate on the market-oriented principle. The interest ceiling is floating but cannot exceed the ceiling prescribed by the judicatory authority, and the interest floor is required to be 0.9 times the base interest rate published by the PBOC. The specific floating range is required to be determined independently according to the market principles. In addition, according to the Guiding Opinions on Small Credit Companies, small credit companies are required to establish and improve the corporate governance structure, the loan management system, the enterprise financial accounting system, a prudent and normative asset classification system and provision system for accurate asset classification and adequate provision of bad debt reserves as well as the information disclosure system and are required to accept public scrutiny and cannot carry out illegal fund-raising in any form.

Government authorities in Jiangxi Province where our online small credit companies Fuzhou Microcredit and Ganzhou Microcredit are incorporated have issued a series of rules on the administration of small credit companies incorporated within Jiangxi Province. Pursuant to the Measures of Jiangxi Province for Supervision on Small Credit Companies (Pilot Scheme) which was promulgated by the Jiangxi Provincial Finance Office on April 1, 2012, the finance offices of the province and various municipalities are responsible for the supervision and administration of small credit companies incorporated in Jiangxi. The small credit companies are required to comply with various requirements including, among others, prohibition from acquiring the public deposits, restrictions that funds obtained from banking financial institutions cannot exceed a specified proportion and the number of cooperating banking financial institutions cannot exceed two, and 100% asset loss reserve adequacy rate.

In particular, as to supervision of online small credit, Jiangxi Provincial Finance Office, as competent supervising authority together with the finance offices in various municipalities and counties in Jiangxi for the supervision and administration of online small credit companies incorporated in Jiangxi, promulgated the Measures of Jiangxi Province for Supervision on Online Small Credit Companies (Pilot Scheme) on September 5, 2016, which allow online small credit companies incorporated in Jiangxi Province to operate online small credit businesses subject to certain requirements including but not limited to: (i) the business scope of an online small credit company is required to be the conduct of online small credit business via online platform and the conduct of offline small credit and equity investment business in the county where it is incorporated and surrounding counties within the corresponding municipality, (ii) the operating capital of such business should not be lower than 70% of the total operation capital, (iii) the total amount of funds raised from third parties by an online small credit companies cannot exceed two times of its net capital, (iv) an online small credit company is prohibited from raising funds from Internet platforms, and (v) the interest rate for loans funded by an online small credit company shall comply with the restrictions on interest rate as specified in applicable laws and regulations, which we understand shall include the restriction on interest rate as specified in the Private Lending Judicial Interpretations, that if the annual interest rate is higher than 36%, the excess will be void and will not be enforced by the courts. On January 3, 2017, Jiangxi Provincial Finance Office promulgated the Notice on Adjusting and Supplementing the Measures of Jiangxi Province for Supervision on Online Small Credit Companies (Pilot Scheme), or the Supplemental Notice, which provides further requirements on online small credit companies incorporated in Jiangxi Province to operate online small credit businesses, including: (i) since the promulgation date of the Supplemental Notice, the establishment and modification of the online small credit companies and the extension of business scope of a small credit company to include online small credit business shall be approved by the Jiangxi Provincial Finance Office, rather than the financial offices in municipalities, and the financial offices in municipalities and counties shall be responsible for the preliminary review for such approval, (ii) the minimum register capital for an online small credit company is RMB500 million, (iii) to conduct strict control over the establishment of, or holding equity of online small credit companies by internet financial companies, (iv) one person or entity may only establish or hold equity of only one online small credit company within Jiangxi Province. We understand that the Supplement Notice shall apply to the small credit companies that to be established after the promulgation of the Supplemental Notice, and should not be applicable to Fuzhou Microcredit and Ganzhou Microcredit, our online small credit companies, which were established before the promulgation of the Supplemental Notice.

Fuzhou Microcredit and Ganzhou Microcredit have obtained the approval to operate small credit businesses as issued by the competent supervising authority, which allows Fuzhou Microcredit and Ganzhou Microcredit to conduct nationwide small credit businesses through the Internet and other kinds of offline small credit business as indicated in the approval to operate small credit business. However, as the regulatory regime and practice with respect to online small credit companies are evolving, there is uncertainty as to how the requirements in the above rules will be interpreted and implemented and whether there will be new rules issued which would establish further requirements and restrictions on online small credit companies. We cannot assure you that our existing practice will be deemed to be in full compliance with any laws and regulations that are applicable, or may become applicable to us in the future.

Regulations Related to Online Peer-to-Peer Lending

On July 18, 2015, ten PRC regulatory agencies, including the PBOC, the MIIT and the CBRC, jointly issued the Guidelines on Promoting the Healthy Development of Internet Finance, or the Internet Finance Guidelines. The Internet Finance Guidelines define “online peer-to-peer lending” as direct loans between parties through an Internet platform, which is under the supervision of CBRC, and governed by the PRC Contract Law, the General Principles of the Civil Law of the PRC, and related judicial interpretations promulgated by the Supreme People’s Court. Online peer-to-peer lending institutions are required to specify their nature as information intermediaries, mainly provide information services for the direct lending between borrowers and lenders, and can neither provide credit enhancement services nor engage in illegal fund-raising.

On April 12, 2016, the General Office of the State Council issued the Implementing Scheme of Special Rectification of Risks in the Internet Finance Sector, which emphasizes that P2P platforms shall specify their nature as information intermediaries and can never engage in certain activities, including but not limited to, setting up capital pool, extending loans and illegal fund raising. In addition, without approval from competent regulator, P2P platforms shall not engage in financial business activities such as asset management, debt or equity transfer, and high-risk allocation in security markets. Furthermore, P2P platforms are required to segregate assets of lenders and borrowers in qualified banks as depositary institutions from their own assets.

On August 17, 2016, the CBRC, the MIIT, Ministry of Public Security and State Internet Information Office promulgated The Interim Measures for Administration of the Business Activities of Online Lending Information Intermediary Institutions, or the Interim Online Lending Information Intermediary Measures, to regulate the business activities of online lending information intermediary institutions. The “online lending” as specified in the Interim Online Lending Information Intermediary Measures refers to direct lending between peers, which can be natural persons, legal persons or other organizations, through Internet platforms, which we understand is equivalent to the “online peer-to-peer lending” as defined in the Internet Finance Guidelines. According to the Interim Online Lending Information Intermediary Measures, “online lending information intermediary institution” refer to financial information intermediaries that are engaged in the lending information business and directly provide peers, which can be natural persons, legal persons or other organizations, with lending information services, such as information collection and publication, credit rating, information interaction and loan facilitation between borrowers and lenders for them to form direct peer-to-peer lending relationships. The Interim Online Lending Information Intermediary Measures are only applicable to private lending transactions according to relevant interpretations by the China Banking Regulatory Commission. Loans funded by financial institutions which are licensed by financial regulatory authorities are not private lending transactions within the meaning of the Private Lending Judicial Interpretation issued by the Supreme People’s Court of the PRC in August 2015.

The Interim Online Lending Information Intermediary Measures generally require that online lending information intermediary institutions shall not engage in credit enhancement services, direct or indirect cash concentration or illegal fundraising, and stipulate a supervisory system and list the administrative responsibilities of different supervisory authorities, among others, the banking regulatory authority of the State Council and its dispatching offices are responsible for formulating a regulatory and administrative system for the business activities of online lending information intermediary institutions and to regulate the behaviors thereof, and the provincial-level governments are responsible for institutional regulation of the online lending information intermediary institutions within their respective jurisdictions. Furthermore, an online lending information intermediary institution and its branches are required, within 10 working days after obtaining the business license, to complete record-filing and registration with the local financial regulatory department of the place of the industrial and commercial registration by presenting relevant materials. After completing the record-filing and registration with the local financial regulatory authority, they are required to apply for an appropriate telecommunication business operation permit in accordance with relevant provisions of competent communication departments, and to include serving as an Internet lending information intermediary in its business scope. An intermediary institution that fails to apply for telecommunication business operation permit as required cannot carry out an online lending information intermediary business.

According to these Interim Online Lending Information Intermediary Measures, online lending information intermediary institutions cannot directly or indirectly engage in the following activities: (1) financing their own operations with the funds of lenders; (2) accepting or collecting directly or indirectly the funds of lenders; (3) providing lenders with a guarantee or promise to guarantee principal and interest thereon directly or in disguised form; (4) publicizing or promoting financing projects by themselves or by delegating or authorizing a third party at physical places other than by electronic means such as the Internet, landlines, mobiles etc.; (5) extending loans, except otherwise provided by applicable laws and regulations; (6) splitting the term of any financing project; (7) offering wealth management and other financial products by themselves to raise funds, and selling as agent bank wealth management, securities company asset management, fund, insurance or trust products and other financial products; (8) conducting asset securitization business or transferring of creditors’ rights in the forms of assets packaging, asset securitization, trust asset, fund shares etc.; (9) engaging in any form of mixture, bundling or agency with other institutions in investment, agency in sale, brokerage and other business except as permitted by laws, regulations and relevant regulatory provisions on online lending; (10) falsifying or exaggerating the truthfulness and earnings outlook of financing projects, concealing the defects and risks of financing projects, making false advertising or promotion, etc. by using ambiguous words or other fraudulent means, fabricating or spreading false or incomplete information, impairing the business reputation of others or misleading lender or borrowers; (11) providing information intermediary services for the high-risk financing with the borrowed funds to be used for investment in stocks, over-the-counter fund distribution, futures contracts, structured funds and other derivative products; (12) engaging in a business such as crowd-funding in equity; and (13) other activities prohibited by laws and regulations. The Interim Online Lending Information Intermediary Measures also stipulate the following obligations as the business principles of online lending information intermediary institutions: (1) providing, in accordance with laws, regulations and contracts, lenders and borrowers with collection, arrangement, identification, screening and online publication of direct lending information as well as the relevant services such as credit assessment, matching between borrowing and lending, financing consulting and online dispute resolution; (2) conducting necessary examination of the qualification and eligibility of lenders and borrowers, authenticity of information as well as the authenticity and legitimacy of financing projects; (3) taking reasonable measures to prevent fraudulent behaviors and announcing and terminating relevant network-based lending activities in a timely manner upon discovery of any fraudulent behaviors or any other circumstances impairing the interests of lenders; (4) conducting continuously the activities for popularization of the knowledge and education of the risks of network-based lending, strengthening risk disclosure, guiding lenders to participate in network-based lending in small-amount and scattered manner and ensuring that lenders are fully aware of lending risks; (5) submitting relevant information in accordance with laws, regulations and relevant regulatory provisions on network-based lending, of which the information on creditors’ rights and liabilities in connection with network-based lending shall be submitted to and registered with the relevant data statistical departments in a timely manner; (6) keeping proper custody of the data and transaction information of lenders and borrowers without deleting, tampering with, illegally selling or divulging the basic information and transaction information of lenders and borrowers; (7) performing according to law the anti-money laundering and anti-terrorist financing obligations, such as client identity identification, suspicious transaction reporting, keeping the identity data and transaction records of clients, etc.; (8) cooperating with relevant departments in properly handling the work relating to preventing, investigating and punishing the finance-related illegal activities and crimes; (9) ensuring the work relating to the Internet information content management as well as network and information security pursuant to the relevant requirements; and (10) other obligations prescribed by the banking regulatory authority of the State Council and the provincial people’s governments of the places of industrial and commercial registration. Furthermore, in offline physical locations, online lending information intermediary institutions shall not operate businesses other than risk management and necessary business processes such as information collection and confirmation, post-loan tracking and pledge management in accordance with online-lending regulations. Online lending information intermediary institutions shall, based on their risk management capabilities, set upper limits on the loan balance of a single borrower borrowing both from one online lending intermediary and from all online lending information intermediary institutions. In the case of natural persons, this limit shall not be more than RMB200,000 for one online lending intermediary and not more than RMB1 million in total from all platforms, while the limit for a legal person or organization shall not be more than RMB1 million for one online lending intermediary and not more than RMB5 million in total from all platforms. For the protection of investors and borrowers, the Interim Online Lending Information Intermediary Measures require that online lending information intermediary institutions (i) separate their own capital from funds received from lenders and borrowers and (ii) select a qualified banking financial institution as their funding depository institution, which shall perform depository and administration responsibilities as required. In addition, the Interim Online Lending Information Intermediary Measures provide for other miscellaneous requirements for online lending information intermediary institutions, including but not limited to, risk assessment and disclosure, auditing and authentication, industry association, reporting obligations, information security and disclosure and legal liabilities. Online lending information intermediary institutions established prior to the effectiveness of the Interim Online Lending Information Intermediary Measures have a transition period of twelve months to rectify any activities that are non-compliant with the Interim Online Lending Information Intermediary Measures, except with respect to criminal activity, which must be terminated immediately.

In February 2017, the CBRC released the Guidance on Depositary Business of Online Lending Funds, or Depositary Guidance, to regulate funds depositories for online lending information intermediary institutions. The Depositary Guidance defines depositories as commercial banks that provide online lending fund depository services, and stipulates that the depositories shall not be engaged in offering any guarantee, including: (i) offering guarantees for lending transaction activities conducted by online lending information intermediary institutions, or undertaking any liability for breach of contract related to such activities; (ii) offering guarantees to lenders, guarantying principal and dividend payments or bearing the risks associated with fund lending operations for lenders. The Depositary Guidance also stipulates certain conditions that must be met before depositories are entitled to develop an online lending fund depository business, including: (i) having a good credit record and not having been included on the List of Enterprises with Abnormal Operations or the List of Enterprises with Serious Illegal and Dishonest Acts; (ii) satisfying various requirements relating to the technological systems of such entity’s depository fund business and general operations, including but not limited to assuming fund administration responsibilities and not outsourcing or assigning such entity’s responsibilities to third parties to set up accounts, process trading information or verify trading passwords; and (iii) setting up special deposit accounts to hold online lending capital and sub-accounts for online lenders and borrowers as well as guarantors, and in order to assure fund security, use separate accounts to hold private capital of online lending information intermediary institutions. In addition, the Depositary Guidance prohibits depositories from outsourcing or assigning their responsibilities to set up capital accounts, deal with transaction information, verify trading passwords and various other services to third parties, provided, however, that certain cooperation regarding payment services with third-party payment companies and depository banks is permitted in accordance with clarifications by the CBRC. Apart from the requirements set forth in the Interim Online Lending Information Intermediary Measures and the Registration Guidance, the Depositary Guidance imposes certain responsibilities on online lending information intermediary institutions, including requiring them to enter into fund depository agreements with only one commercial bank to provide fund depository services, organize independent auditing on funds depository accounts of borrowers and investors and various other services. The Depositary Guidance requires online lending information intermediary institutions to perform various obligations, and prohibits them advertising their services with the information of their depository except for in accordance with necessary exposure requirements. The Guidance also raises other business standards and miscellaneous requirements for depositories and online lending information intermediary institutions as well. Online lending information intermediary institutions and commercial banks conducting the online depository services prior to the effectiveness of the Guidance have a six-month grace period to rectify any activities not in compliance with the Guidance.

On December 8, 2017, the Office of the Leading Group for Specific Rectification against P2P Online Lending Risks issued the Circular on Specific Rectification and Inspection Relating to P2P Online Lending Risks, or Circular 57. Circular 57 requires local regulatory authorities to jointly inspect and evaluate as to whether an online lending information intermediary has complied with in the Interim Online Lending Information Intermediary Measures. An online lending information intermediary may not complete record-filing and registration until it receives joint approval from the local financial regulator and the local branch of the CBRC as to its rectification measures. Circular 57 prohibits four forms of credit transfers: (i) asset securitization or transfer creditor’s rights in form of packaged assets, securitized assets, trust assets or fund shares; (ii) loans initially funded by a management member of related party and subsequently transferred to lenders on the P2P platform; (iii) wealth management products (whether with fixed terms or redeemable on demand) that are matched with transferred loans; and (iv) using creditor’s rights from P2P platforms as pledge to borrow funds from other lenders. On the other hand, Circular 57 provides that infrequent transfers of loans among lenders are deemed to be in compliance with the relevant laws and regulations.

We do not engage in direct loan facilitation between peers, which can be natural persons, legal persons or other organizations. While we facilitate loans that are directly funded by certain institutional funding partners such as banks, such companies are financial institutions licensed by financial regulatory authorities to lend. Facilitation of loans pursuant to our arrangements with such licensed financial institutions is not subject to the regulation set forth in the Interim Online Lending Information Intermediary Measures. As such, we do not consider our company as an “online lending information intermediary institution” regulated under the above regulations. However, we cannot assure you that the CBRC or other PRC regulatory authorities would not expand the applicability of the Interim Online Lending Information Intermediary Measures and regard us as an “online lending information intermediary institution.” In the event that we are deemed as an online lending information intermediary institution by the PRC regulatory authorities in the future, we may have to make registration with the local financial regulatory authority and apply for telecommunication business operating licenses if required by the competent authorities, and our current business practice may be considered to be not in compliance with the Interim Online Lending Information Intermediary Measures, and accordingly, our business, results of operations and financial position will be materially and adversely affected.

Regulations Related to Illegal Fund-Raising

Raising funds by entities or individuals from the general public must be conducted in strict compliance with applicable PRC laws and regulations to avoid administrative and criminal liabilities. The Measures for the Banning of Illegal Financial Institutions and Illegal Financial Business Operations promulgated by the State Council in July 1998, and the Notice on Relevant Issues Concerning the Penalty on Illegal Fund-Raising issued by the General Office of the State Council in July 2007 explicitly prohibit illegal public fund-raising. The main features of illegal public fund-raising include: (i) illegally soliciting and raising funds from the general public by means of issuing stocks, bonds, lotteries or other securities without obtaining the approval of relevant authorities, (ii) promising a return of interest or profits or investment returns in cash, properties or other forms within a specified period of time, and (iii) using a legitimate form to disguise the unlawful purpose.

To further clarify the criminal charges and punishments relating to illegal public fund-raising, the Supreme People’s Court promulgated the Judicial Interpretations to Issues Concerning Applications of Laws for Trial of Criminal Cases on Illegal Fund-Raising, or the Illegal Fund-Raising Judicial Interpretations, which came into force in January 2011. The Illegal Fund-Raising Judicial Interpretations provide that a public fund-raising will constitute a criminal offense related to “illegally soliciting deposits from the public” under the PRC Criminal Law, if it meets all the following four criteria: (i) the fund-raising has not been approved by the relevant authorities or is concealed under the guise of legitimate acts; (ii) the fund-raising employs general solicitation or advertising such as social media, promotion meetings, leafleting and short message service, or SMS, advertising; (iii) the fundraiser promises to repay, after a specified period of time, the capital and interests, or investment returns in cash, property in kind and other forms; and (iv) the fund-raising targets the general public as opposed to specific individuals. Pursuant to the Illegal Fund-Raising Judicial Interpretations, an offender that is an entity will be subject to criminal liabilities, if it illegally solicits deposits from the general public or illegally solicits deposits in disguised form (i) with the amount of deposits involved exceeding RMB1,000,000, (ii) with over 150 fund-raising targets involved, or (iii) with the direct economic loss caused to fund-raising targets exceeding RMB500,000, or (iv) the illegal fund-raising activities have caused baneful influences to the public or have led to other severe consequences. An individual offender is also subject to criminal liabilities but with lower thresholds. In addition, an individual or an entity who has aided in illegal fund-raising from the general public and charges fees, including but not limited to agent fees, rewards, rebates and commission, would constitute an accomplice of the crime of illegal fund-raising. In accordance with the Opinions of the Supreme People’s Court, the Supreme People’s Procurator and the Ministry of Public Security on Several Issues concerning the application of Law in the Illegal Fund-Raising Criminal Cases, administrative proceedings for determining the nature of illegal fund-raising activities is not a prerequisite procedure for the initiation of criminal proceeding concerning the crime of illegal fund-raising, and the administrative departments’ failure in determining the nature of illegal fund-raising activities does not affect the investigation, prosecution and trial of cases concerning the crime of illegal fund-raising.

Regulation Related to Finance Lease

The Measures on the Administration of Foreign Investment in the Leasing Industry, or the Measures, were promulgated by the MOFCOM on February 3, 2005 and amended on October 28, 2015 to regulate the operations of foreign-invested finance lease businesses. The Measures apply to the establishment of foreign-invested enterprises by foreign investors such as foreign companies, enterprises and other economic organizations in the form of Sino-foreign equity joint ventures, Sino-foreign cooperative joint ventures and wholly foreign-owned enterprises in the PRC to engage in the finance lease business as well as to carry out business activities. Under the Measures, the total assets of the foreign investors of a foreign-funded finance lease company may not be less than five million U.S. dollars. Foreign-invested finance lease enterprises must satisfy the following conditions: (i) the term of operation of a foreign-invested finance lease company in the form of a limited liability company shall not normally exceed 30 years; and (ii) it shall be staffed by appropriate professionals and its senior management personnel shall possess the appropriate professional qualifications and not less than three years’ experience in the business. Since our Company was converted from a limited liability company into a joint stock limited company in September 2015, the condition referred to in condition (i) above no longer applies to us as we have ceased to be a limited liability company.

Foreign-invested finance lease enterprises may conduct the following businesses: (i) finance lease business; (ii) leasing business; (iii) purchasing properties to be leased from PRC or overseas; (iv) residual disposal of and maintenance of leased properties; (v) consultancy and guarantee of lease transactions and (vi) other businesses approved by the examination and approval authority. “Finance lease business” refers to the trading activities in which a lessor, based on a lessee’s designation with respect to the seller and the leased object, agrees to purchase the assets underlying the leases from a seller and makes the leased object available to the lessee for use and collects rent thereon from the lessee. Foreign-invested finance lease enterprises may carry out finance lease activities by way of direct leasing, sub-leasing, sale-leaseback, leveraged leasing, entrusted leasing and joint leasing transactions. For the purpose of the Measures, the leasing property includes: (i) movable properties such as manufacturing equipment, telecommunication equipment, medical devices, scientific and research equipment, inspection and testing equipment, engineering and machinery equipment and office equipment; (ii) transportation equipment, such as airplanes, automobiles and ships; and (iii) intangible properties such as software and technology that are attached to the moveable properties and transportation equipment mentioned above, provided that the value of such attached intangible properties shall not exceed half of the value of the leased properties that can qualify as leased properties under a finance lease.

For the purposes of risk prevention and guaranteeing the security of business operations, generally, the risk assets of a finance lease company shall not exceed 10 times of the total amount of its net assets. The risk assets shall be determined based on residual assets, namely, the result after deducting cash, bank deposits, PRC treasury securities and entrusted leased assets from the total assets of the company.

A foreign-invested finance lease company shall submit the business operation report of the previous year and the financial statement of the previous year audited by an accounting firm to the MOFCOM no later than March 31 of each year.

The Administrative Measures of Supervision on Finance Lease Enterprises, or the Administrative Measures, was formulated by the MOFCOM and became effective on October 1, 2013. According to the Administrative Measures, the MOFCOM and the provincial-level commerce authorities are in charge of the supervision and administration of finance lease enterprises. A finance lease company shall report, according to the requirements of the MOFCOM, the relevant data in a timely and truthful manner through the National Finance Lease Company Management Information System. Specifically, a finance lease enterprise shall, submit, within 15 business days after the end of each quarter, the statistics on and summary of its operation in the preceding quarter, and statistics on and summary of its operations in the preceding year as well as its financial and accounting report (including appended notes thereto) audited by an auditing firm for the preceding year prior to April 30 of each year. In the event of a change of name, a relocation to another region, an increase or decrease of registered capital, a change of organizational form, an adjustment of ownership structure or other changes, a finance lease company shall report to the competent provincial-level commerce authority in advance. A foreign-invested finance lease company that undergoes such changes shall go through approval and other procedures according to the relevant provisions. A finance lease company shall, within five business days after registering such changes, log into the National Finance Lease Company Management Information System to modify the above information.

Finance lease enterprises should use real entities, which have clear ownership and capable of generating revenue, as lessor to carry out the finance lease business. Finance lease enterprises shall not engage in deposits, loans, entrusted loans or other financial services or inter-bank borrowing unless permission has been granted from the relevant departments. Finance lease enterprises must not carry out illegal fund-raising activities under the name of a finance lease company. According to the Administrative Measures, finance lease enterprises shall strengthen their internal risk controls, and establish effective systems for classifying at risk assets, and adopt a credit appraisal system for the lessee, a post recovery and disposal system and a risk alert mechanism. A finance lease company shall also establish an affiliated transaction management system, and exclude persons related to the affiliated transactions from the voting or decision-making process for affiliated transactions where the lessee is an affiliate. In the event of any purchase of equipment from an affiliated production company, the settlement price for such equipment shall not be lower than the price offered by such company to any third party of such equipment or equipment of the same batch.

The Administrative Measures also contain regulatory provisions specifically focusing on sale-leaseback transactions. The subject matter of a sale-leaseback transaction shall be properties that possess economic functions and produce continuous economic benefits. A finance lease company shall not accept any property to which a lessee has no title, or on which any mortgage has been created, or which has been sealed up or seized by any judicial organ, or whose ownership has any other defects as the subject matter of a sale-leaseback transaction. A finance lease company shall give adequate consideration to and objectively evaluate assets leased back, set purchasing prices for subject matter thereof with reference to reasonable pricing basis in compliance with accounting principles, and shall not purchase any subject matter at a price in excess of the value thereof.

Pursuant to the Circular of the General Office of the Ministry of Commerce on Strengthening and Improving the Approval and Administration over Foreign-invested Finance Lease Companies, or the Circular, foreign-invested finance lease companies that failed to conduct substantive finance lease business operations in the previous fiscal year or failed to pass the annual inspection and had violations of laws and regulations, shall be ordered by the local authority to make rectifications and report the information on such rectification to the MOFCOM. Foreign-invested finance lease companies shall not engage in deposits, loans, entrusted loans or inter-bank borrowing and equity investment unless permission has been granted from relevant departments. The Circular specifies that foreign-invested finance lease companies are not allowed to provide direct or indirect financing to local governmental financing companies which undertake public welfare project in any form in order to prevent fiscal and financial risks.

The Guiding Opinions on Accelerating the Development of Finance Lease Industry, or the Guiding Opinion, was promulgated by the General Office of the State Council of the PRC on August 31, 2015; the Guiding Opinion’s main task is to accelerate the development of the finance lease industry in four aspects: system and mechanism reform, development in major fields, innovative development and industry supervision. According to the Guiding Opinion, there is no minimum registered capital requirement for subsidiaries of a finance lease company, a finance lease company is allowed to engage in a side business which is related to its main business, private capital and independent third-party service providers are encouraged to incorporate the finance lease company and applications for filing or obtaining a license for business deals in medical devices for the finance lease company will be facilitated.

The Contract Law of the PRC, or the PRC Contract Law, promulgated by the National People’s Congress effective from October 1, 1999 regulates the civil contractual relationship among natural persons, legal persons and other organizations. Chapter 14 of the PRC Contract Law sets forth mandatory rules about finance lease contracts including that finance lease contracts shall be in written form and shall include terms such as the name, quantity, specifications, technical performance and inspection method of the leased property, the lease term, the composition, payment term, payment method and currency of the rent and the ownership of the leased property upon expiration of the lease.

Under finance lease contracts, the lessor shall conclude a purchase contract based on the lessee’s selections in respect of the seller and the leased property, and the seller shall deliver the leased property to the lessee as agreed. The lessee has the rights of a buyer when taking delivery of the leased property.

Without the consent of the lessee, the lessor may not modify relevant details related to the lessee of the purchase contract that has been concluded based on the lessee’s selections in respect of the seller and the leased property. The lessor is not liable for injury to the body or damage to the property of a third party caused by the leased property while in the possession of the lessee. However, the ownership of the leased property vests in the lessor. If they have not stipulated in which party ownership shall vest upon expiration, if such stipulation is not clear, or if ownership cannot be determined in accordance with the PRC Contract Law, the ownership of the leased property shall vest in the lessor.

Pursuant to the PRC Contract Law, unless otherwise agreed upon by the parties, the rental shall be determined according to the major part or whole of the costs for the purchasing the leased property and reasonable profits of the lessor.

Our subsidiary Xiamen Qudian Financial Lease Ltd. has obtained the approval to operate finance lease business as issued by the MOFCOM.

Anti-money Laundering Regulations

The PRC Anti-money Laundering Law, which became effective in January 2007, sets forth the principal anti-money laundering requirements applicable to financial institutions as well as non-financial institutions with anti-money laundering obligations, including the adoption of precautionary and supervisory measures, establishment of various systems for client identification, retention of clients’ identification information and transactions records, and reports on large transactions and suspicious transactions. According to the PRC Anti-money Laundering Law, financial institutions subject to the PRC Anti-money Laundering Law include banks, credit unions, trust investment companies, stock brokerage companies, futures brokerage companies, insurance companies and other financial institutions as listed and published by the State Council, while the list of the non-financial institutions with anti-money laundering obligations will be published by the State Council. The PBOC and other governmental authorities issued a series of administrative rules and regulations to specify the anti-money laundering obligations of financial institutions and certain non-financial institutions, such as payment institutions. However, the State Council has not promulgated the list of the non-financial institutions with anti-money laundering obligations.

The Internet Finance Guidelines jointly released by ten PRC regulatory agencies in July 2015, purport, among other things, to require Internet finance service providers to comply with certain anti-money laundering requirements, including the establishment of a customer identification program, the monitoring and reporting of suspicious transactions, the preservation of customer information and transaction records, and the provision of assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters. The PBOC will formulate implementing rules to further specify the anti-money laundering obligations of Internet finance service providers.

We have implemented various policies and procedures, such as internal controls and “know-your-customer” procedures, for anti-money laundering purposes. However, as the implementing rules of the Internet Finance Guidelines have not been published, there is uncertainty as to how the anti-money laundering requirements in the Guidelines will be interpreted and implemented, and whether online consumer finance service providers like us must abide by the rules and procedures set forth in the PRC Anti-money Laundering Law that are applicable to non-financial institutions with anti-money laundering obligations. We cannot assure you that our existing anti-money laundering policies and procedures will be deemed to be in full compliance with any anti-money laundering laws and regulations.

Regulations Related to Intellectual Property Rights

The Standing Committee of the National People’s Congress, or the SCNPC, the State Council and the National Copyright Administration, or the NCAC, have promulgated various rules and regulations relating to the protection of software in China, including without limitation the PRC Copyright Law, adopted in 1997 and revised in 2001, 2010 respectively, with its implementation rules adopted in 1991 and revised in 2002, 2011 and 2013 respectively, and the Regulations for the Protection of Computer Software as promulgated on January 30, 2013. Under these rules and regulations, software owners, licensees and transferees may register their rights in software with the NCAC or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process to enjoy the better protections afforded to registered software rights.

The PRC Trademark Law, adopted in 1982 and revised in 1993, 2001 and 2013 respectively, with its implementation rules adopted in 2002 and revised in 2014, protects registered trademarks. The PRC Trademark Office of the State Administration for Industry and Commerce, or the SAIC, handles trademark registrations and grants a protection term of ten years to registered trademarks.

Domain names are protected under the Administrative Measures on China Internet Domain Names, which was promulgated by the MIIT on August 24 and became effective on November 1, 2017. The MIIT is in charge of the overall administration of domain names in China. The registration of domain names in PRC is on a “first-apply-first-registration” basis. A domain name applicant will become the domain name holder upon the completion of the application procedure.

Regulations Related to Employment

On June 29, 2007, the SCNPC, adopted the Labor Contract Law, or LCL, which became effective as of January 1, 2008 and was revised in 2012. The LCL requires employers to enter into written contracts with their employees, restricts the use of temporary workers and aims to give employees long-term job security. Pursuant to the LCL, employment contracts lawfully concluded prior to the implementation of the LCL and continuing as of the date of its implementation will continue to be performed. Where an employment relationship was established prior to the implementation of the LCL but no written employment contract was concluded, a contract must be concluded within one month after the LCL’s implementation.

According to the Social Insurance Law promulgated by SCNPC and effective from July 1, 2011, the Regulation of Insurance for Work-Related Injury, the Provisional Measures on Insurance for Maternity of Employees, Regulation of Unemployment Insurance, the Decision of the State Council on Setting Up Basic Medical Insurance System for Staff Members and Workers in Cities and Towns, the Interim Regulation on the Collection and Payment of Social Insurance Premiums and the Interim Provisions on Registration of Social Insurance, an employer is required to contribute the social insurance for its employees in the PRC, including the basic pension insurance, basic medical insurance, unemployment insurance, maternity insurance and injury insurance. Under the Regulations on the Administration of Housing Funds, promulgated by the State Council on April 3, 1999 and as amended on March 24, 2002, an employer is required to make contributions to a housing fund for its employees.

Regulations Related to Foreign Exchange

Regulation on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, most recently amended in August 2008. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of China.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds derived by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated another circular in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC must be conducted by way of registration and banks must process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. On February 28, 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13. After SAFE Notice 13 became effective on June 1, 2015, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals may apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, may directly review the applications and conduct the registration.

On March 30, 2015, SAFE promulgated the Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 came into force and replaced both the Circular of the State Administration of Foreign Exchange on Issues Relating to the Improvement of Business Operations with Respect to the Administration of Foreign Exchange Capital Payment and Settlement of Foreign-invested Enterprises, or Circular 142 and the Circular of the State Administration of Foreign Exchange on Issues concerning the Pilot Reform of the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-invested Enterprises in Certain Areas, or Circular 36 on June 1, 2015. Circular 19 allows all foreign-invested enterprises established in the PRC to use their foreign exchange capitals to make equity investment and removes certain other restrictions had been provided in Circular 142. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capitals for expenditure beyond its business scope and providing entrusted loans or repaying loans between non-financial enterprises. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective in June 2016, which reiterates some of the rules set forth in Circular 19, but Compared to Circular 19, Circular 16 provides that discretionary foreign exchange settlement applies to foreign exchange capital, foreign debt offering proceeds and remitted foreign listing proceeds, and the corresponding RMB capital converted from foreign exchange are not restricted from extending loans to related parties or repaying the inter-company loans (including advances by third parties). However, there exist substantial uncertainties with respect to the interpretation and implementation in practice with respect to the Circular 16. Circular 19 or Circular 16 may delay or limit us from using the proceeds of offshore offerings to make additional capital contributions or loans to our PRC subsidiaries and any violations of these circulars could result in severe monetary or other penalties.

In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE issued SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, that became effective in July 2014, replacing the Circular of the State Administration of Foreign Exchange on Issues Concerning the Regulation of Foreign Exchange in Equity Finance and Return Investments by Domestic Residents through Offshore Special Purpose Vehicles, or SAFE Circular 75. SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, a SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 provides that, before making contribution into an SPV, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to SPVs but had not obtained registration as required before the implementation of the SAFE Circular 37 must register their ownership interests or control in the SPVs with qualified banks. An amendment to the registration is required if there is a material change with respect to the SPV registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

Regulations Related to Stock Incentive Plans

SAFE promulgated the Circular of the State Administration of Foreign Exchange on Issues concerning the Administration of Foreign Exchange Used for Domestic Individuals’ Participation in Equity Incentive Plans of Companies Listed Overseas, or the Stock Option Rules in February 2012, replacing the previous rules issued by SAFE in March 2007. Under the Stock Option Rules and other relevant rules and regulations, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of the participants. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or other material changes. The PRC agent must, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents.

We have adopted a 2016 Equity Incentive Plan, under which we have the discretion to grant a broad range of equity-based awards to eligible participants. See “Item 6. Directors, Senior Management and Employees — B. Compensation — 2016 Equity Incentive Plan.” We have advised the recipients of awards under our 2016 Equity Incentive Plan to handle foreign exchange matters in accordance with the Stock Option Rules. However, we cannot assure you that they can successfully register with SAFE in full compliance with the Stock Option Rules. Any failure to complete their registration pursuant to the Stock Option Rules and other foreign exchange requirements may subject these PRC individuals to fines and legal or administrative sanctions, and may also limit our ability to contribute additional capital to our PRC subsidiary, limit our PRC subsidiary’s ability to distribute dividends to us or otherwise materially adversely affect our business.

Regulations Related to Dividend Distribution

Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from Ganzhou Qufenqi, which is a wholly foreign-owned enterprise incorporated in China, to fund any cash and financing requirements we may have. The principal regulations governing distribution of dividends of foreign holding companies include the Foreign Investment Enterprise Law, issued in 1986 and amended in 2000 and 2016, and the Implementation Rules under the Foreign Investment Enterprise Law, issued in 1990 and amended in 2001 and 2014 respectively. Under these regulations, foreign investment enterprises in the PRC may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign investment enterprises in the PRC are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations Related to Taxation

Enterprise Income Tax

In March 2007, the National People’s Congress enacted the Enterprise Income Tax Law, and in December 2007, the State Council promulgated the Implementing Rules of the Enterprise Income Tax Law, or the Implementing Rules, both of which became effective on January 1, 2008. The Enterprise Income Tax Law (i) reduces the top rate of enterprise income tax from 33% to a uniform 25% rate applicable to both foreign-invested enterprises and domestic enterprises and eliminates many of the preferential tax policies afforded to foreign investors, (ii) permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules and (iii) introduces new tax incentives, subject to various qualification criteria.

The Enterprise Income Tax Law also provides that enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore be subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The Implementing Rules further define the term “de facto management body” as the management body that exercises substantial and overall management and control over the production and operations, personnel, accounts and properties of an enterprise. If an enterprise organized under the laws of jurisdiction outside China is considered a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, it would be subject to the PRC enterprise income tax at the rate of 25% on its worldwide income. Second, a 10% withholding tax would be imposed on dividends it pays to its non-PRC enterprise shareholders and with respect to gains derived by its non-PRC enterprise shareholders from transfer of its shares.

According to the Enterprise Income Tax Law, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. Pursuant to the Notice of the State Administration of Taxation on Negotiated Reduction of Dividends and Interest Rates, which was issued on January 29, 2008 and supplemented and revised on February 29, 2008, and the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, which became effective on December 8, 2006 and applies to income derived in any year of assessment commencing on or after April 1, 2007 in Hong Kong and in any year commencing on or after January 1, 2007 in the PRC, such withholding tax rate may be lowered to 5% if a Hong Kong enterprise is deemed the beneficial owner of any dividend paid by a PRC subsidiary by PRC tax authorities and holds at least 25% of the equity interest in that particular PRC subsidiary at all times within the 12-month period immediately before distribution of the dividends. Furthermore, the State Administration of Taxation, or the SAT, promulgated the Notice on the Interpretation and Recognition of Beneficial Owners in Tax Treaties in October 2009, which stipulates that non-resident enterprises that cannot provide valid supporting documents as “beneficial owners” may not be approved to enjoy tax treaty benefits. Specifically, it expressly excludes an agent or a “conduit company” from being considered as a “beneficial owner” and a “beneficial owner” analysis is required to be conducted on a case-by-case basis following the “substance-over-the-form” principle.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or SAT Circular 37, to completely repeal SAT Circular 698 and the second paragraph of Section 8 of Bulletin 7. Under Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by a non-resident enterprise may be re-characterized and treated as a direct transfer of PRC taxable assets, if such transfer does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to SAT Circular 37, the amount of taxable income equals the remainder after deducting the net equity value from the equity transfer income. Equity transfer income means the consideration collected by the transferor from the equity transfer, including income in both monetary form and non-monetary form. Net equity value means the tax basis for acquiring such equity. The tax basis for the equity is the capital contribution costs actually paid by the equity transferor to a PRC resident enterprise at the time of the investment and equity participation, or the equity transfer costs actually paid at the time of acquisition of such equity to the original transferor of such equity.

Value-Added Tax and Business Tax

Pursuant to applicable PRC tax regulations, any entity or individual conducting business in the service industry is generally required to pay a business tax at the rate of 5% on the revenues generated from providing such services. However, if the services provided are related to technology development and transfer, such business tax may be exempted subject to approval by the relevant tax authorities. Whereas, pursuant to the Provisional Regulations on Value-Added Tax of the PRC and its implementation regulations, unless otherwise specified by relevant laws and regulations, any entity or individual engaged in the sales of goods, provision of processing, repairs and replacement services and importation of goods into China is generally required to pay a value-added tax, or VAT, for revenues generated from sales of products, while qualified input VAT paid on taxable purchase can be offset against such output VAT.

In November 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. In March 2016, the Ministry of Finance and the State Administration of Taxation further promulgated the Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax, which became effective on May 1, 2016. Pursuant to the pilot plan and relevant notices, VAT is generally imposed in lieu of business tax in the modern service industries, including the VATS, on a nationwide basis. VAT of a rate of 6% applies to revenue derived from the provision of some modern services. Unlike business tax, a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided.

Regulations Related to M&A and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State-owned Assets Supervision and Administration Commission, the SAT, the SAIC, the China Securities Regulatory Commission, or CSRC, and the SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules, among other things, require that (i) PRC entities or individuals obtain MOFCOM approval before they establish or control a SPV overseas, provided that they intend to use the SPV to acquire their equity interests in a PRC company at the consideration of newly issued share of the SPV, or Share Swap, and list their equity interests in the PRC company overseas by listing the SPV in an overseas market; (ii) the SPV obtains MOFCOM’s approval before it acquires the equity interests held by the PRC entities or PRC individual in the PRC company by Share Swap; and (iii) the SPV obtains CSRC approval before it lists overseas.

The Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress on August 30, 2007 and effective on August 1, 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by MOFCOM before they can be completed. In addition, on February 3, 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Lenders, or Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, on August 25, 2011, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Lenders, or the MOFCOM Security Review Regulations, which became effective on September 1, 2011, to implement Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the MOFCOM Security Review Regulations, MOFCOM will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If MOFCOM decides that a specific merger or acquisition is subject to security review, it will submit it to the Inter-Ministerial Panel, an authority established under the Circular 6 led by the National Development and Reform Commission, or NDRC, and MOFCOM under the leadership of the State Council, to carry out the security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions.

C.	Organizational Structure

The following diagram illustrates our company’s organizational structure, and the place of formation, ownership interest and affiliation of each of our principal subsidiaries and affiliated entities as of December 31, 2017. It omits certain entities that are immaterial to our results of operations, business and financial condition. Except as otherwise specified, equity interests depicted in this diagram are held as to 100%. The relationships between each of Ganzhou Qudian, Hunan Qudian, Xiamen Qudian and Beijing Happy Time and Ganzhou Qufenqi as illustrated in this diagram are governed by contractual arrangements and do not constitute equity ownership.

(1)	Includes 17 subsidiaries of Xiamen Leasing located in various cities across China. Xiamen Leasing and its subsidiaries are primarily involved in operating Dabai Auto, our budget auto financing business.
(2)	Mr. Min Luo, our founder, chairman and chief executive officer, and Mr. Lianzhu Lv, our director and head of user experience department, respectively hold 99.0% and 1.0% of equity interests in Ganzhou Qudian.
(3)	Mr. Min Luo and Mr. Hongjia He, our vice president, respectively hold 99.0% and 1.0% of equity interests in Hunan Qudian.

(4)	The following table sets forth the shareholders of Beijing Happy Time, their respective equity interests in Beijing Happy Time and their respective relationships with shareholders of Qudian Inc. as of the date of this annual report. For further information as to the principal shareholders of Qudian Inc., see “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

Shareholders	Relationship with shareholders of Qudian Inc.	Amount of Registered Capital	Percentage of Equity Interests
		RMB
Mr. Min Luo	Holds 100% equity interests in Qufenqi Holding Limited	5,025,579	21.0

Phoenix Auspicious Internet Investment L.P. and Shenzhen Huasheng Qianhai Investment Co., Ltd.	Affiliates of Phoenix Auspicious FinTech Investment L.P. and Wa Sung Investment Limited, collectively referred to as Phoenix Entities	4,596,670	19.2

Beijing Kunlun Tech Co., Ltd.	Affiliate of Kunlun Group Limited	4,587,496	19.2

Ningbo Yuanfeng Venture Capital L.P.	Affiliate of Source Code Accelerate L.P.	3,757,355	15.7

Shanghai Yunxin Venture Capital Co., Ltd.	Affiliate of API (Hong Kong) Investment Limited	2,985,744	12.5

Jiaxing Blue Run Quchuan Investment L.P. and Tianjin Blue Run Xinhe Investment Center L.P.	Affiliates of Ever Bliss Fund, L.P. and Joyful Bliss Limited, collectively referred to as Zhu Entities	1,681,366	7.0

Tianjin Happy Share Asset Management L.P., referred to as Tianjin Happy Share(a)	Not applicable	1,251,742	5.2

(a)	Tianjin Happy Share was established in connection with the share incentive plan of Beijing Happy Time. For more information, see “Item 6. Directors, Senior Management and Employees — B. Compensation — 2015 Share Incentive Plan.”

(5)	We plan to transfer our credit business under the Qudian brand to Xiamen Qudian.
(6)	Includes (i) Xiamen Qudian Commercial Factoring Co., Ltd., Jiangxi Chunmian Technology Development Co., Ltd., Ganzhou Qudian Commerce Development Co., Ltd. and Xiamen Junda Network Technology Co., Ltd., which we expect to utilize to explore new business opportunities, and (ii) Ganzhou Laifenqi Technology Development Co., Ltd. and Xinjiang Qudian Technology Co., Ltd., to which we plan to transfer our credit business under the Laifenqi brand.
(7)	Material subsidiaries of Beijing Happy Time include (i) Fuzhou Happy Time Technology Development Co., Ltd., Ganzhou Happy Fenqi Technology Development Co., Ltd. and Tianjin Happy Time Technology Development Co., Ltd., which operate our websites and mobile apps under the Qudian brand, (ii) Tianjin Qufenqi Technology Co., Ltd. and Ganzhou Happy Fenqi Network Service Co., Ltd., which operate our websites and mobile apps under the Laifenqi brand, and (iii) Ganzhou Happy Life Network Microcredit Co,.Ltd. and Fuzhou High-tech Zone Microcredit Co., Ltd., which are our online small credit companies.
(8)	QuCampus is owned approximately 45.9% by us, 44.1% by Ant Financial and 10.0% by Ganzhou Happy Share, a limited partnership established in connection with the share incentive plan to be established by QuCampus. Mr. Min Luo, our founder, chairman and chief executive officer, is the general partner of Ganzhou Happy Share. We do not consolidate the financial results of QuCampus in our consolidated financial statements.

Our Contractual Arrangements with Consolidated VIEs and Their Shareholders

Due to PRC legal restrictions on foreign ownership and investment in, among other areas, VATS, which include the operations of Internet content providers, or ICPs, we, similar to all other entities with foreign-incorporated holding company structures operating in our industry in China, currently conduct these activities mainly through Beijing Happy Time and its subsidiaries. We established three new consolidated VIEs, Ganzhou Qudian, Hunan Qudian and Ganzhou Qudian, in 2017. We effectively control each consolidated VIE through a series of contractual arrangements with such VIE, its shareholders and Ganzhou Qufenqi, as described in more detail below, which collectively enables us to:

•	exercise effective control over each of our consolidated VIEs and its subsidiaries;

•	receive substantially all the economic benefits of each of our consolidated VIEs; and

•	have an exclusive option to purchase all or part of the equity interests in the equity interest in or all or part of the assets of each of our consolidated VIEs when and to the extent permitted by PRC law.

In addition, pursuant to the resolutions of all shareholders of Qudian Inc. and the resolutions of the board of directors of Qudian Inc., the board of directors of Qudian Inc. or any officer authorized by such board shall cause Ganzhou Qufenqi to exercise Ganzhou Qufenqi’s rights under the power of attorney agreements entered into among Ganzhou Qufenqi, each of our consolidated VIEs and the nominee shareholders of each of our consolidated VIEs and Ganzhou Qufenqi’s rights under the exclusive call option agreement between Ganzhou Qufenqi and each of our consolidated VIEs. As a result of these resolutions and the provision of unlimited financial support from the Company to each of our consolidated VIEs, Qudian Inc. has been determined to be most closely associated with each of our consolidated VIEs within the group of related parties and was considered to be the primary beneficiary of each of our consolidated VIEs. We have consolidated their financial results in our consolidated financial statements in accordance with U.S. GAAP.

In the opinion of Tian Yuan Law Firm, our PRC legal counsel:

•	the ownership structures of Ganzhou Qufenqi and our consolidated VIEs in China do not violate any applicable PRC law, regulation, or rule currently in effect; and

•	the contractual arrangements among Ganzhou Qufenqi, each of our consolidated VIEs and its shareholders governed by PRC laws are valid, binding and enforceable in accordance with their terms and applicable PRC laws, rules, and regulations currently in effect, and will not violate any applicable PRC law, regulation, or rule currently in effect.

However, we have been further advised by our PRC legal counsel, Tian Yuan Law Firm, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations. In particular, in January 2015, the MOFCOM published a discussion draft of the proposed Foreign Investment Law for public review and comments. Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. Under the draft Foreign Investment Law, VIEs would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. However, the draft law has not arrived at a position on what actions will be taken with respect to the existing companies with the “variable interest entity” structure, whether or not these companies are controlled by Chinese parties. It is uncertain when the draft may be signed into law, if at all, and whether any final version would have substantial changes from the draft. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the opinion of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in the aforesaid business we engage in, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Corporate Structure.”

The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, Ganzhou Qufenqi, each of our consolidated VIEs, and its shareholders.

Agreements that Provide Us with Effective Control over Our Consolidated VIEs and Their Subsidiaries

Equity Interest Pledge Agreements. Pursuant to the equity interest pledge agreements, the shareholders of our consolidated VIEs have pledged all of their equity interest in our consolidated VIEs as a continuing first priority security interest, as applicable, to respectively guarantee our consolidated VIEs and their shareholders’ performance of their obligations under the relevant contractual arrangements, which include the exclusive business cooperation agreements, exclusive call option agreements and power of attorney agreements. If our consolidated VIEs or any of their shareholders breach their contractual obligations under these agreements, Ganzhou Qufenqi, as pledgee, will be entitled to certain rights regarding the pledged equity interests. In the event of such breaches, Ganzhou Qufenqi’s rights include forcing the auction or sale of all or part of the pledged equity interests of the applicable consolidated VIE and receiving proceeds from such auction or sale in accordance with PRC law. Upon purchase of equity interests in the applicable consolidated VIE by other persons, Ganzhou Qufenqi and such persons will need to enter into contractual arrangements that are similar to existing ones in order for Ganzhou Qufenqi to effectively control such consolidated VIE. Each of the shareholders of our consolidated VIEs agrees that, during the term of the applicable equity interest pledge agreement, such shareholder will not dispose of the pledged equity interests or create or allow creation of any encumbrance on the pledged equity interests without the prior written consent of Ganzhou Qufenqi. Ganzhou Qufenqi is entitled to all dividends and other distributions declared by our consolidated VIEs except as it agrees otherwise in writing. Each equity interest pledge agreement will remain effective until the applicable consolidated VIE and its shareholders discharge all their obligations under the contractual arrangements. We have registered pledges of equity interest in each of our consolidated VIEs with the relevant offices of the administration for industry and commerce in accordance with the PRC Property Rights Law.

Power of Attorney Agreements. Pursuant to the power of attorney agreements, each shareholder of our consolidated VIEs has irrevocably appointed the Ganzhou Qufenqi to act as such shareholder’s exclusive attorney-in-fact to exercise all shareholder rights, including the right to attend and vote on shareholder’s meetings and appoint directors and executive officers. In the absence of contrary written instructions of Ganzhou Qufenqi, each power of attorney agreement will remain in force for so long as the shareholder remains a shareholder of the applicable consolidated VIE.

Agreements that Allow Us to Receive Economic Benefits from our Consolidated VIEs and Their Subsidiaries

Exclusive Business Cooperation Agreements. Under the exclusive business cooperation agreements, Ganzhou Qufenqi has the exclusive right to provide the consolidated VIEs and their subsidiaries that generate substantial income, including Ganzhou Happy Fenqi, Ganzhou Network, and Fuzhou Microcredit, or the profitable consolidated VIEs and their subsidiaries, with technical support, consulting services and other services. In exchange, Ganzhou Qufenqi is entitled to receive a service fee from each of the profitable consolidated VIEs on a monthly basis and at an amount equivalent to all of its net income as confirmed by Ganzhou Qufenqi. Ganzhou Qufenqi owns the intellectual property rights arising out of the performance of the exclusive business cooperation agreement. In addition, each of the consolidated VIEs and their subsidiaries has granted Ganzhou Qufenqi an exclusive right to purchase any or all of the business or assets of each of the profitable consolidated VIEs and their subsidiaries at the lowest price permitted under PRC law. Unless otherwise agreed by the parties, this agreement will continue remaining effective.

Agreements that Provide Us with the Option to Purchase the Equity Interest in Beijing Happy Time

Exclusive Call Option Agreements. Pursuant to the exclusive call option agreements, our consolidated VIEs and each of their shareholders have irrevocably granted Ganzhou Qufenqi an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion at any time, to the extent permitted under PRC law, all or part of such shareholder’s equity interests in the applicable, or any or all or the assets of such consolidated VIE. For reasons discussed in this section, there may be PRC legal restrictions on Ganzhou Qufenqi’s ability to directly purchase such equity interests or assets. In the event such equity interests or assets are sold to persons designated by Ganzhou Qufenqi, Ganzhou Qufenqi and such persons will need to enter into contractual arrangements that are similar to the existing ones in order for Ganzhou Qufenqi to exercise effective control over and receive substantially all the economic benefits of such equity interests or assets. As for the equity interests in a consolidated VIE, the purchase price should be equal to the minimum price as permitted by PRC law. As for the assets of a consolidated VIE, the purchase price should be equal to the book value of the assets or the minimum price as permitted by applicable PRC law, whichever is higher. Without Ganzhou Qufenqi’s prior written consent, each consolidated VIE and its shareholders have agreed that such consolidated VIE shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, create or allow any encumbrance on its assets or other beneficial interests, provide any loans or guarantees and etc. Ganzhou Qufenqi is entitled to all dividends and other distributions declared by each consolidated VIE except as it agrees otherwise in writing, and the shareholders of each consolidated VIE have agreed to pay any such dividends or distributions to Ganzhou Qufenqi. Each agreement will remain effective until all equity interests of the applicable consolidated VIE held by its shareholders and all assets of such consolidated VIE have been transferred or assigned to Ganzhou Qufenqi or its designated person(s).

Financial Support Undertaking Letters

We executed a financial support undertaking letter addressed to each consolidated VIE, pursuant to which we irrevocably undertake to provide unlimited financial support to such consolidated VIE to the extent permissible under the applicable PRC laws and regulations, regardless of whether such consolidated VIE has incurred an operational loss. The form of financial support includes but is not limited to cash, entrusted loans and borrowings. We will not request repayment of any outstanding loans or borrowings from a consolidated VIE if it or its shareholders do not have sufficient funds or are unable to repay such loans or borrowings. Each letter is effective from the date of the other agreements entered into among Ganzhou Qufenqi, the applicable consolidated VIE and its shareholders until the earlier of (i) the date on which all of the equity interests of such consolidated VIE have been acquired by or its designated representative(s), and (ii) the date on which we in our sole and absolute discretion unilaterally terminates the applicable financial support undertaking letter.

We expect to provide the financial support if and when required with a portion of the proceeds from our initial public offering and proceeds from the issuance of equity or debt securities in the future.

D.	Facilities

Our corporate headquarters are located in Beijing, China, where we lease approximately 4,133 square meters of office space pursuant to a lease expiring in June 2019. We also maintain leased properties of approximately 1,315 square meters, 1,626 square meters and 6,000 square meters, respectively, in Xiamen, Tianjin and Fuzhou in Jiangxi Province, pursuant to leases expiring in September 2019, September 2018 and February 2019, respectively. As of March 31, 2018, we also leased 175 show rooms in cities across China in connection with our Dabai Auto business. The size of each show room typically ranges between 50 to 150 square meters.

In January 2018, we purchased the use rights with respect to a parcel of land of approximately 53,239 square meters located in Xiamen, Fujian Province for a price of RMB106 million. Pursuant to the contract we signed with the local government authorities, our land use rights will last for 40 years. We plan to build our innovation park on such parcel of land.

We believe that we will be able to obtain adequate facilities to accommodate our future expansion plans.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information — D. Risk Factors” or in other parts of this annual report.

A.	Operating Results

Overview

As a provider of online credit products, we use big data-enabled technologies, such as artificial intelligence and machine learning, to transform the consumer finance experience in China. We target hundreds of millions of quality, unserved or underserved consumers in China. They are young, mobile-active consumers who need access to small credit for their discretionary spending or budget auto financing solutions, but are underserved by traditional financial institutions due to their lack of traditional credit data and the operational inefficiency of traditional financial institutions. We believe our operating efficiency and big data analytics capability to understand our prospective borrowers from different behavioral and transactional perspectives, assess their credit profiles and offer them instantaneous and affordable credit products with customized terms distinguishes our business and offerings.

We currently offer small credit products, which are comprised of cash credit products and merchandise credit products, as well as budget auto financing products. We mainly generate (i) financing income from cash credit products, (ii) both financing income and sales commission fee from merchandise credit products and (iii) both financing income and revenue from sales-type lease from budget auto financing products.

We are a leading provider of online small consumer credit products in China. In 2017, we facilitated approximately RMB88.9 billion (US$13.7 billion) in transactions to 11.7 million active borrowers. Small credit products serve consumers’ immediate needs for discretionary consumption. They typically have short durations, enabling us to quickly understand a borrower’s behavior and further refine our data analytics and credit assessment model upon the completion of transaction cycles.

We have experienced robust credit performance. Our M1+ Delinquency Rate by Vintage for transactions in the first three quarters of 2017 remained at less than 0.9% through December 31, 2017. M1+ Delinquency Rate by Vintage is defined as the total balance of outstanding principal of a vintage for which any installment payment is over 30 calendar days past due as of a particular date (adjusted to reflect total amount of recovered past due payments for principal, before charge-offs), divided by the total initial principal in such vintage.

To provide a good user experience, we have technology and funding arrangements in place to enable instant drawdown of credit by consumers. We collaborate with a variety of institutional funding partners such as banks and other institutions, to secure sufficient amounts of funding for credit drawdowns. Institutional funding partners are interested in working with us because of the short duration of our credit products, our technology-driven credit assessment capabilities and the diversified credit portfolio with attractive risk-adjusted returns. Our strong technological capabilities enable us to seamlessly integrate our system with those of our institutional funding partners, rapidly facilitate transactions and repayment settlements at a massive scale and forecast our funding needs on a real-time basis. We do not directly source funding from retail investors. Currently, we retain most of the credit risk with respect to the cooperation with institutional funding partners. We also utilize our own capital to fund the credit drawdowns to enhance user experience so that they can instantly receive funds after drawdown requests. Our longer-term objectives are to primarily leverage external institutional funding and to transfer credit risk to or share it with a diversified group of institutional funding partners.

We have achieved significant scale and experienced strong growth in our results of operations. Our total revenues increased from RMB235.0 million in 2015 to RMB1,442.8 million in 2016, and further increased to RMB4,775.4 million (US$734.0 million) in 2017. We recorded net loss of RMB233.2 million in 2015. We recorded net income of RMB576.7 million and RMB2,164.5 million (US$332.7 million) in 2016 and 2017, respectively.

Key Factors Affecting Our Results of Operations

Number and Engagement of Borrowers

We have engaged a portion of our active borrowers through different channels on the Alipay consumer interface since 2016. Our ability to continue to engage borrowers efficiently is significantly affected by our relationships and the terms of our collaborations with Ant Financial. Detailed arrangements with Ant Financial, including borrower engagement fees, may change from time to time, which affects our results of operations. As we seek to broaden our borrower base, our success in collaborating with other leading Internet companies and other marketing efforts will affect the size and credit quality of our borrower base. In addition, our brand, reputation, user experience and the pricing of our credit products will affect our borrower retention capability and repeat transactions by borrowers.

Our Partnership with Ant Financial

We have established a strategic partnership with Ant Financial. Our collaboration with Ant Financial has an important effect on our results of operations. We benefit from Alipay’s strong brand recognition and wide adoption in China. In particular, we are able to promote our products and launch campaigns through the public service window on the Alipay consumer interface, a borrower engagement channel which is free of charge and generally available to third parties. We have also utilized borrower engagement channels on the Alipay consumer interface in which we pay a fee. To the extent we rely more heavily on paid channels, our costs for borrower engagement would increase. Furthermore, policies of the Alipay consumer interface affect our fee rates and may also affect other aspects of product designs. Effective from November 30, 2017, annualized fee rates (covering all interest, fees and charges) for all leads generated from the Alipay consumer interface have been subject to a cap of 24% set by Alipay. On the other hand, such cap does not apply to transactions facilitated through our mobile applications, and the maximum annualized fee rates for such transactions are instead set at 36%, in accordance with current PRC laws and regulations on relevant lending activities. Our ability to engage borrowers through our mobile applications will affect our revenues and profit margin.

We also collaborate with Zhima Credit to enhance the credit analysis capabilities of our business. Given that the online consumer finance market in China continues to evolve, we are in ongoing discussions with Ant Financial to explore other collaboration opportunities, including various approaches to engage and serve prospective borrowers. Changes to our arrangement with Ant Financial in borrower engagement and other aspects of our business could affect our borrower engagement efficiency, the growth of our business and our profitability.

Risk Management

Our ability to effectively evaluate a borrower’s credit profile affects our ability to offer attractive borrowing terms. The quality of our risk management system affects the delinquency rates of the transactions we facilitate. We periodically adjust our allowance for loan principal and financing service fee receivables when we believe that the future collection of the principal of on-balance sheet transactions is unlikely. We base the allowance for loan principal and financing service fee receivables primarily on historical loss experience using a roll rate-based model applied to our principal and financing service fee receivables portfolios and, to a lesser extent, macroeconomic factors. As such, an increase in delinquency rates of on-balance sheet transactions will result in a higher allowance for loan principal and financing service fee receivables. We recognize any increase in allowance for loan principal and financing service fee receivables as provision for loan principal and financing service fee receivables for the relevant period. We charge off loan principal and financing service fee receivables as a reduction to the allowance for loan principal and financing service fee receivables when the principal and financing service fee receivables are deemed to be uncollectible. For each off-balance sheet transaction, we record the fair value of guarantee liabilities, which represent the present value of our expected payout based on the estimated delinquency rate and the applicable discount rate for time value. The loan facilitation fees payable to us, net of guarantee liabilities which were allocated from the consideration in connection with such credit drawdowns, are recognized as loan facilitation income and others. As such, an increase in expected delinquency rates of off-balance sheet transactions will result in an increase in the fair value of guarantee liabilities, which is recognized as loss on guarantee liabilities in our results of operations.

Funding Sources, Costs and Risk Transfer

The growth of our business is dependent on our ability to secure sufficient funding for the transactions that we facilitate. We primarily work with institutional funding partners to fund the credit we facilitate. We do not directly source funding from retail investors. The availability of funds from the institutional funding partners that we collaborate with affects our liquidity and the amount of transactions that we will be able to facilitate. The cost of capital for funds from institutional funding partners that we collaborate with during any specific period impacts our profitability.

We collaborate with institutional funding partners in several ways. There are credit drawdowns that are initially funded by us and subsequently transferred to or funded indirectly by institutional funding partners through trusts that we established with trust companies. For such arrangements, we recognize financing income from borrowers including interest collected on behalf of our institutional funding partners. We record interest expenses of borrowings on funds provided by such institutional funding partners as cost of revenues. For this type of transactions, we retain full credit risk and record them on our balance sheet. As we incur interest expenses of borrowings on such funding arrangement, an increase in such arrangement may adversely affect our profit margin. We also collaborate with certain institutional funding partners that provide funds directly to borrowers for credit drawdowns that we facilitate, which enables us to facilitate additional transactions without utilizing our capital resources. Such institutional funding partners deduct the principal and service fees due to them from borrowers’ repayments and remit the remainder to us as our loan facilitation fees. Such loan facilitation fees, net of the fair value of guarantee liabilities which was deducted from the consideration, are recognized as loan facilitation income and others. We do not incur interest expenses of borrowings on their funding. As such, an increase in such arrangement may enhance our profit margin. We record the credit drawdowns funded under such arrangements off-balance sheet. Depending on the arrangement with the specific institutional funding partner, we either assume full credit risk or share credit risk with the institutional funding partner. The fair value of guarantee liabilities, which represents the present value of our expected payouts due to defaults under off-balance sheet transactions, is recorded on our balance sheet.

While we intend to focus on leveraging technology, rather than capital, to serve the broad consumer base in China, we also fund certain credit drawdowns by our borrowers ourselves. We have established online small credit companies and utilized trusts funded by us for such purpose. Increasing utilization of our own capital during any specific period in order to enhance user experience and funding flexibility would also enhance our profit margin.

Product Offerings

We primarily offer small cash and merchandise credit products that typically have short durations. Our revenue and profitability are subject to the amount of financing service fees charged and the number of transactions we facilitate. Amount of financing service fees per transaction is a function of the size and duration of credit products. Credit products of larger size and longer duration generally correspond to higher financing service fees. In addition, borrowers with strong credit profiles may be offered discounts as to financing service fees. In April 2017, we lowered the financing service fee levels for certain cash credit products to ensure that the annualized fee rates charged on all credit drawdowns do not exceed 36%. We may further lower the financing service fee levels in the future in response to customer characteristics, market demand, competition and regulations, which would impact our revenue and profitability. In addition, the relative contribution in amount of transactions facilitated under our various credit products affects revenue and profitability. We launched Dabai Auto, our budget auto financing products, in November 2017. Dabai Auto’s economic terms, cost structure and the credit profiles of target borrowers differ from those of our small credit products.

In addition, we are in ongoing discussions with Ant Financial to explore other collaboration opportunities. Such cooperation may affect our range of product offerings. Furthermore, we may also leverage our credit assessment model to help other financial services providers assess the credit profiles of their own customers according to their credit standards, and our ability to execute such plan may affect the growth of our business and profitability. We expect to charge fees for such credit assessment services.

Economic Conditions and Regulatory Environment in China

The demand for credit from borrowers is dependent upon overall economic conditions in China. General economic factors, including the interest rate environment and unemployment rates, may affect borrowers’ willingness to seek credit. For example, significant increases in interest rates could cause prospective borrowers to defer obtaining credit as they wait for interest rates to decrease. Additionally, a slowdown in the economy, resulting in a rise in the unemployment rate and/or a decrease in real income, may affect individuals’ level of disposable income. This may affect borrowers’ repayment capability and their willingness to seek credit, which may potentially affect credit drawdowns and/or delinquency rates.

The regulatory environment for the online consumer finance industry in China is developing and evolving, creating both challenges and opportunities that could affect our financial performance. Due to the relatively short history of online consumer finance industry in China, the PRC government has not adopted a clear regulatory framework governing our industry. We will continue to make efforts to ensure that we are compliant with the existing laws, regulations and governmental policies relating to our industry and to comply with new laws and regulations or changes under existing laws and regulations that may arise in the future. While new laws and regulations or changes to existing laws and regulations could make facilitating credit to borrowers more difficult or expensive, or making such credit products more difficult for borrowers or institutional funding partners to accept or on terms favorable to us, these events could also provide new product and market opportunities.

Credit Performance

The credit performance of the transactions we facilitate affects our financial condition and results of operations. If one payment for a credit drawdown facilitated by us is past due, the remaining payments that are not yet due are also considered past due for the purpose of evaluating the performance of the credit drawdown. Based on our experience, credit drawdowns past due 1 to 30 calendar days would be largely recovered by collection, therefore our focus on credit performance are those transactions for which any installment payment was more than 30 calendar days (“M1+”) past due. We closely monitor the credit performance measured by the M1+ Delinquency Rates by Vintage, which track the lifetime performance of the credit drawdowns originated in a certain vintage.

M1+ Delinquency Rate by Vintage

We define “M1+ Delinquency Rate by Vintage” as the total balance of outstanding principal of a vintage for which any installment payment is over 30 calendar days past due as of a particular date (adjusted to reflect total amount of recovered past due payments for principal, before charge-offs), divided by the total initial principal in such vintage.

We separate the vintages from 2014 to 2015 when we were mainly engaged in the offline market, and the vintages since the first quarter of 2016 after the transition of our business to the current model.

The following chart displays the historical lifetime cumulative M1+ Delinquency Rate by Vintage from the second month after credit drawdowns up to the twelfth month after such transactions for all transactions for 2014 and each of the quarters in 2015, without taking into account charge-offs:

The following chart displays the historical lifetime cumulative M1+ Delinquency Rate by Vintage from the second month after credit drawdowns up to the twelfth month after such transactions for all transactions for each of the quarters in 2016 and the first three quarters in 2017, without taking into account charge-offs:

M1+ Delinquency Rate by Vintage for vintages in 2016 remained at a level of 0.5% or less up to December 31, 2017 as a result of our effective credit assessment model and risk management system despite serving a more diverse customer group. After we started to engage borrowers online in November 2015, we have fully automated our data collection and risk management process and placed increasing emphasis on big data analytics.

M1+ Delinquency Rate by Vintage for the first three quarters of 2017 remained at less than 0.9% up to December 31, 2017. The increase in delinquency rate was due to deterioration in overall credit quality across the industry, as liquidity, measured by credit availability, for borrowers declined in late 2017. We swiftly implemented a conservative strategy of reducing credit volumes in December of 2017 to protect credit quality, and we have witnessed stabilization of initial delinquency for new transactions facilitated in January 2018.

Credit Performance Data

The following table provides the total balance of outstanding principal for on-balance sheet transactions where the longest past due period of an installment payment was 1 to 30, 31 to 60, 61 to 90 and more than 90 calendar days as of the dates presented:

	Delinquent for
As of	1-30 calendar days	31-60 calendar days	61-90 calendar days	More than 90 calendar days	Total
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
December 31, 2015	10,582	4,791	4,345	11,615	31,333	4,622
December 31, 2016	74,833	19,549	14,678	29,770	138,830	20,479
December 31, 2017	401,975	124,457	98,289	181,194	805,915	123,867

The following table provides the balance of outstanding financing service fees for on-balance sheet transactions where the longest past due period of an installment payment was 1 to 30, 31 to 60 and 61 to 90 calendar days as of the dates presented(1):

	Delinquent for
As of	1-30 calendar days	31-60 calendar days	61-90 calendar days	Total
	RMB	RMB	RMB	RMB	US$
	(in thousands)
December 31, 2015	157	98	132	387	57
December 31, 2016	1,851	757	680	3,288	485
December 31, 2017	11,111	5,410	5,376	21,897	3,366

(1)	Financing service fees are reversed post 90 calendar days.

We actively service and collect principal and financing service fees that are past due. The following table sets forth the amount of principal and financing service fees for on-balance sheet transactions that were recovered for the periods presented:

	Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Amount recovered past due payments for principal	9,739	102,353	361,354	55,539
Amount recovered past due payments for financing service fees	1,294	6,099	20,701	3,182

The following table sets forth the amount we charged off for the periods presented:

	Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Amount charged off	12,591	49,427	191,023	29,360

We charge off loan principal and financing service fee receivables if any of the conditions specified in our charge-off policy is satisfied, including the amount remain outstanding 180 calendar days past due and therefore deemed uncollectible.

We actively detect and prevent fraud utilizing our proprietary risk management system and fraud prevention system. The following table sets forth the amount of losses due to borrower fraud identified by us for the periods presented:

	Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Amount of losses due to identified borrower fraud	537	3,473	4,226	650

The amount of transactions has increased significantly since inception, which is accompanied by an increase in the amount of losses due to identified borrower fraud.

Provision Ratio

We define “Provision Ratio” as the amount of provision for loan principal and financing service fee receivables incurred during a period as a percentage of the total amount of on-balance sheet transactions during such period. The following table sets forth our Provision Ratio for the periods presented:

	Year Ended December 31,
	2015	2016	2017
Provision Ratio	1.06%	0.40%	0.77%

We periodically adjust our allowance for loan principal and financing service fee receivables when we believe that the future collection of principal is unlikely. We base the allowance for loan principal and financing service fee receivables primarily on historical loss experience using a roll rate-based model applied to our principal and financing service fee receivables portfolios and, to a lesser extent, macroeconomic factors. We recognize any increase in allowance for loan principal and financing service fee receivables as provision for loan principal and financing service fee receivables for the relevant period. Our Provision Ratio decreased from 1.06% in 2015 to 0.40% in 2016 primarily due to the fact that we enhanced our credit assessment model and risk management system, as we have fully automated our data collection and risk management process and placed increasing emphasis on big data analytics. Our Provision Ratio increased to 0.77% in 2017 due to an increase in delinquency rate in 2017.

Allowance Ratio

We define “Allowance Ratio” as the amount of allowance for loan principal and financing service fee receivables as of a date as a percentage of the total amount of loan principal and financing service fee receivables as of such date. The following table sets forth our Allowance Ratio and principal turnover ratio as of the dates presented:

	As of or for the year ended December 31,
	2015	2016	2017
Allowance Ratio	1.51%	2.09%	5.60%
Principal turnover ratio(1)	1.9x	6.1x	8.6x

(1)

Represents amount of transactions in 2015, 2016 and 2017, divided by outstanding principal at the respective period end. Allowance Ratio increased from 1.51% as of December 31, 2015 to 2.09% as of December 31, 2016, which was primarily due to the fact that we started facilitating credit products with shorter durations in late 2015. As a result, many of such credit drawdowns were repaid within the same period in which they were facilitated, resulting in a lower period-end outstanding principal that did not reflect the increase in total amount of transactions during such periods. Our principal turnover ratio increased from 1.9x for the year ended December 31, 2015 to 6.1x for the year ended December 31, 2016. Given the short-term nature of our credit products, the amount of on-balance sheet transactions during 2016 was 6.1 times the outstanding on-balance sheet principal as of December 31, 2016. As such, the performance of transactions is more accurately reflected when assessed based on the amount of transactions facilitated during a period than based on the outstanding principal as of the period end. For a more accurate indication as to our enhanced risk management capability, please refer to the Provision Ratio as elaborated above.

Allowance Ratio increased from 2.09% as of December to 5.60% as of December 31, 2017, which was due to increases in both delinquency rate and principal turnover ratio in 2017.

As of December 31, 2015

	Non-delinquent	1-30 days	31-60 days	61-90 days	91-120 days	121-150 days	151-180 days	Total	Over 180 days(1)
Loan principal and financing service fee receivables (in RMB thousands)	2,229,431	10,739	4,889	4,477	3,434	4,142	4,039	2,261,151	12,022
Allowance for loan principal and financing service fee receivables (in RMB thousands)	11,555	5,031	3,706	3,685	2,948	3,627	3,634	34,187	12,022
Allowance Ratio	0.52%	46.85%	75.81%	82.31%	85.85%	87.57%	89.97%	1.51%	100.00%

(1)	Amounts remain outstanding 180 days past due and therefore deemed uncollectible are charged off.

As of December 31, 2016

	Non-delinquent	1-30 days	31-60 days	61-90 days	91-120 days	121-150 days	151-180 days	Total	Over 180 days(1)
Loan principal and financing service fee receivables (in RMB thousands)	4,877,508	76,684	20,305	15,358	11,429	9,187	9,154	5,019,626	57,974
Allowance for loan principal and financing service fee receivables (in RMB thousands)	18,891	33,850	14,780	12,280	9,383	7,857	8,072	105,114	57,974
Allowance Ratio	0.39%	44.14%	72.79%	79.96%	82.09%	85.53%	88.18%	2.09%	100.00%

(1)	Amounts remain outstanding 180 days past due and therefore deemed uncollectible are charged off.

As of December 31, 2017

	Non-delinquent	1-30 days	31-60 days	61-90 days	91-120 days	121-150 days	151-180 days	Total	Over 180 days(1)
Loan principal and financing service fee receivables (in RMB thousands)	8,449,987	413,086	129,867	103,665	81,133	60,812	39,249	9,277,799	245,263
Allowance for loan principal and financing service fee receivables (in RMB thousands)	35,678	168,737	88,723	78,325	64,623	50,042	33,126	519,254	245,263
Allowance Ratio	0.42%	40.85%	68.32%	75.56%	79.65%	82.29%	84.40%	5.60%	100.00%

(1)	Amounts remain outstanding 180 days past due and therefore deemed uncollectible are charged off.

We base the allowance for loan principal and financing service fee receivables primarily on historical loss experience using a roll rate-based model, and as indicated in the tables above, we record such allowance even with respect to loans that are non-delinquent. The Allowance Ratio for loan principal more than 180 days past due is 100%. We also charge off such loan principal in accordance with our charge-off policy.

M1+ Delinquency Coverage Ratio

We define “M1+ Delinquency Coverage Ratio” as the balance of allowance for principal and financing service fee receivables at the end of a period, divided by the total balance of outstanding principal for on-balance sheet transactions for which any installment payment was more than 30 calendar days past due as of the end of such period.

	As of December 31,
	2015	2016	2017
M1+ Delinquency Coverage Ratio	1.6x	1.6x	1.3x

M1+ Delinquency Coverage Ratio was above 1.0x as of December 31, 2015, 2016 and 2017, indicating that our allowance for principal and financing service fee receivables was adequate to cover delinquency balance.

Charge-Off Ratio

We define “Charge-Off Ratio” as the amount of loan principal receivables we charged off during a period, divided by the total amount of on-balance sheet transactions during such period.

	Year Ended December 31,
	2015	2016	2017
	%
Charge-Off Ratio	0.30%	0.16%	0.24%

Components of Results of Operations

Revenues

Our total revenues comprise financing income, sales commission fee, revenue from sales-type lease, penalty fees and loan facilitation income and others. Our total revenues are presented net of origination costs, VAT and related surcharges. Financing income represents financing service fees that we collect from borrowers for on-balance sheet transactions, which we have facilitated since inception in April 2014. Sales commission fee represents fee earned from merchandise suppliers in connection with merchandise credit products. Revenue from sales-type lease represents the sales price of cars we sell to car buyers in connection with our budget auto financing products. Penalty fees represent fees we charge borrowers for late repayment. Loan facilitation income and others represent loan facilitation fees earned from certain institutional funding partners in connection with off-balance sheet transactions, a type of funding arrangement that started in September 2016. For more information, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Critical Accounting Policies — Revenue Recognition.” The following table sets forth the breakdown of our total revenues, both in absolute amount and as a percentage of our total revenues, for the periods presented:

	Year Ended December 31,
	2015		2016		2017
	RMB	% of total revenues	RMB	% of total revenues	RMB	US$	% of total revenues
	(in thousands, except for percentages)
Revenues
Financing income	153,554	65.3	1,271,456	88.1	3,642,184	559,793	76.3
Sales commission fee	62,182	26.5	126,693	8.8	797,167	122,522	16.7
Revenue from sales-type lease	—	—	—	—	26,084	4,009	0.5
Penalty fees	19,271	8.2	22,943	1.6	7,922	1,218	0.2
Loan facilitation income and others	—	—	21,754	1.5	302,010	46,418	6.3

Total revenues	235,007	100.0	1,442,846	100.0	4,775,366	733,960	100.0

Financing Income

Financing income represents financing service fees that we collect from borrowers for on-balance sheet transactions, which we have facilitated since inception in April 2014. Financing income is net of origination costs, VAT and related surcharges. The amount of financing income for each transaction is primarily based upon the amount and duration of such credit product. The aspects of our operations that give rise to interest income include, among others, the time value of money associated with the funds lent to borrowers and the credit risk that we undertake. Therefore, we recognize financing income using the effective interest method.

For borrowers with strong credit profiles, we may offer them discounts as to financing service fees. When a borrower applies a discount to a specific installment, such discount reduces the amount that the borrower is obligated to repay for such installment. Therefore, the discount represents a reduction in the future cash flows from the credit drawdown and is recorded as a reduction to financing income utilizing the effective interest rate method.

Sales Commission Fee

Sales commission fee represents fee earned from merchandise suppliers when borrowers purchase their merchandise on our marketplace and comprise (i) the difference between the retail prices of the merchandise sold to borrowers and the prices of the merchandise that we pay to the merchandise suppliers and (ii) rebates earned from merchandise suppliers.

Revenue from Sales-Type Lease

We recognize the sales price of cars, which consists of down payment and principal under the sales-type finance leases, as revenue from sales-type leases.

Penalty Fees

Penalty fees represent fees we charge borrowers for late repayment. As collectability is not reasonably assured, the penalty fee is recorded on a cash basis.

Loan Facilitation Income and Others

Loan facilitation income and others represent loan facilitation fees earned from certain institutional funding partners for credit directly funded by them, a type of funding arrangement that started in September 2016. The relevant institutional funding partners deduct the principal and fees due to them from borrowers’ repayments and remit the remainder to us as our loan facilitation fees. Such loan facilitation fees, net of the fair value of guarantee liabilities which was deducted from the consideration, are recognized as loan facilitation income and others. Loan facilitation income and others represent (i) an initial intermediary fee earned from the institutional funding partners on the origination date in consideration of our loan facilitation services and (ii) a recurring fee earned from such institutional funding partners in consideration of our post-origination services.

Operating Cost and Expenses

Our operating cost and expenses consist of cost of revenues, sales and marketing expenses, general and administrative expenses, research and development expenses, loss on guarantee liabilities and provision for loan principal, financing service fee receivables and other receivables. The following table sets forth our operating cost and expenses, both in absolute amount and as a percentage of our total revenues, for the periods presented:

	Year Ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating cost and expenses:
Cost of revenues	148,417	63.2	267,862	18.6	880,846	135,384	18.4
Sales and marketing	192,603	82.0	182,458	12.6	431,749	66,359	9.0
General and administrative	42,426	18.1	108,786	7.5	183,674	28,230	3.8
Research and development	37,530	16.0	52,275	3.6	153,258	23,555	3.2
Loss on guarantee liabilities	—	—	861	0.1	150,152	23,078	3.1
Provision for loan principal, financing service fee receivables and other receivables	45,111	19.2	132,177	9.2	605,164	93,012	12.9

Total	466,086	198.3	744,418	51.6	2,404,843	369,618	50.4

The following table sets forth our operating cost and expenses paid to related parties for the periods presented:

	Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Operating cost and expenses paid to related parties:
Cost of revenues(1)	8,185	47,337	223,169	34,300
Sales and marketing(2)	—	36,150	238,115	36,598

Total	8,185	83,486	461,284	70,898

(1)	Primarily includes (i) payment processing and settlement fees to Alipay, (ii) fees related to credit analysis information provided by Zhima Credit, (iii) fees related to cloud computing services provided by Alibaba Cloud Computing and (iv) interest expenses of borrowings from Guosheng Financial Holding Inc. in connection with its investment in one of our trusts.
(2)	Includes borrower engagement fees to Alipay and Zhima Credit.

No general and administrative or research and development expenses were paid to related parties during the periods presented.

Cost of Revenues

Our cost of revenues represent interest expenses of borrowings, which are fees paid or payable to institutional funding partners, cost of sales-type lease, which primarily consists of cost of cars we purchase, and other lending related costs, which include payment processing and settlement fees, including those paid to Alipay. The following table sets forth components of our cost of revenues, both in absolute amount and as a percentage of our total revenues, for the periods presented:

	Year Ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues:
Interest expenses of borrowings	122,706	52.2	210,950	14.6	686,890	105,573	14.4
Cost of sales-type lease	—	—	—	—	23,895	3,673	0.5
Other lending related costs	25,711	10.9	56,912	3.9	170,061	26,138	3.5

Total	148,417	63.2	267,862	18.6	880,846	135,384	18.4

Interest expenses of borrowings depend on the institutional funding partners which we work with to fund the transactions we facilitate. Historically, we typically group credit drawdowns into portfolios and transfer them to institutional funding partners. Such institutional funding partners then provide us with funding for the credit drawdowns transferred, which are recorded as short-term borrowings and long-term borrowings on our consolidated balance sheet. After collecting principals and financing service fees from borrowers, we remit to these institutional funding partners all principals and fees payable. If borrowers default on their payment obligations, we are generally obligated to repay these institutional funding partners all principals and fees payable in respect of credit drawdowns funded by them. We have ceased transferring credit drawdowns to P2P platforms in April 2017. We recognize fees paid to such institutional funding partners as interest expenses of borrowing in our cost of revenues. Starting in December 2016, we also collaborate with trust companies to enable certain institutional funding partners to provide funding to borrowers through trusts. Such trust arrangements provide a specified rate of return to the institutional funding partners. The amount accrued that reflects such pre-agreed rate of return payable to the institutional funding partners is also recognized as interest expenses of borrowings. Fee rates vary among institutional funding partners. As of December 31, 2017, the weighted average interest rate for the outstanding borrowings was approximately 9.40%. The interests payable to institutional funding partners are lower than financing service fees we collect from borrowers on the credit drawdowns transferred. Certain institutional funding partners provide funds directly to borrowers for credit that we facilitate, and we do not recognize interest expenses of borrowings relating to such credit drawdowns. In addition, when utilizing our own capital to fund credit, we also do not incur interest expenses of borrowings.

Sales and Marketing

Sales and marketing expenses consist primarily of expenses related to borrower engagement and retention, such as fees paid to Alipay and general brand awareness building. Sales and marketing expenses also include salaries, benefits and share-based compensation related to our sales and marketing staff.

General and Administrative

General and administrative expenses consist primarily of share-based compensation, salaries and benefits related to accounting and finance, business development, legal, human resources and other personnel, as well as professional service fees related to various corporate activities.

Research and Development

Research and development expenses consist primarily of share-based compensation, salaries and benefits related to technology and product development personnel, as well as rental expenses related to offices for our technology and product development personnel.

Loss on Guarantee Liabilities

For each off-balance sheet transaction, we record the fair value of guarantee liabilities, which represents the present value of our expected payout based on the estimated delinquency rate and the applicable discount rate for time value. The financing service fees payable to us, net of guarantee liabilities which were deducted from the consideration in connection with such transaction, are recognized as loan facilitation income and others. Any increase in the fair value of guarantee liabilities of off-balance sheet transactions is recognized as loss on guarantee liabilities in our results of operations. We started to facilitate off-balance sheet transactions in September 2016 and recognized RMB0.9 million and RMB150.2 million (US$23.1 million) of loss on guarantee liabilities in 2016 and 2017, respectively.

Provision for Loan Principal, Financing Service Fee Receivables and Other Receivables

We periodically adjust our allowance for loan principal and financing service fee receivables when we believe that the future collection of principal is unlikely. We base this allowance primarily on historical loss experience using a roll rate-based model applied to our principal and financing service fees receivables portfolios and, to a lesser extent, macroeconomic factors. For information regarding our accounting policy related to allowance for loan principal and financing service fee receivables, see “— Critical Accounting Policies — Loan Principal and Financing Service Fee Receivables.” We periodically adjust our allowance for other receivables when we believe that the future collection of receivables from merchandise suppliers is unlikely. Each merchandise supplier is obligated to refund us the amount we have paid, if the relevant borrower returns previously purchased merchandise in accordance with the product return policies of our marketplace. We recognize any increase in allowance for loan principal, financing service fee receivables and other receivables as provision for loan principal, financing service fee receivables and other receivables for the relevant period. The following table sets forth the provision for loan principal, financing service fee receivables and other receivables, both in an absolute amount and as a percentage of total revenues, for the periods presented.

	Year Ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for share and per share data)
Provision for loan principal, financing service fee receivables and other receivables	45,111	19.2	132,177	9.2	605,164	93,012	12.7

The amounts payable to institutional funding partners due to borrower defaults were RMB18.3 million, RMB32.6 million and RMB34.8 million (US$5.3 million) in 2015, 2016 and 2017, respectively. Such amounts were included in provision for loan principal, financing service fee receivables and other receivables.

Share-based Compensation

The following table sets forth the effect of share-based compensation expenses on our operating cost and expenses line items, both in an absolute amount and as a percentage of total revenues, for the periods presented.

	Year Ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	US$	%
	(in thousands)
Sales and marketing	23,691	10.1	690	0.0	1,891	291	0.0
General and administrative	11,425	4.9	18,986	1.3	42,849	6,586	0.9
Research and development	20,492	8.7	2,457	0.2	19,316	2,969	0.4

Total	55,607	23.7	22,134	1.5	64,056	9,845	1.3

See “— Critical Accounting Policies — Measurement of Share-based Compensation” for a description of what we account for the compensation cost from share-based payment transactions.

Taxation

Cayman Islands

We are an exempted company incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to tax based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. In addition, upon payment of dividends by us to our shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Our subsidiary incorporated in Hong Kong is subject to Hong Kong profit tax at a rate of 16.5%. No Hong Kong profit tax has been levied as we did not have assessable profit that was earned in or derived from the Hong Kong subsidiary during the periods presented. Hong Kong does not impose a withholding tax on dividends.

China

Generally, our subsidiary and consolidated VIEs in China are subject to enterprise income tax on their taxable income in China at a rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

We are subject to VAT at a rate of 6% on the services we provide to borrowers, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law.

Dividends paid by our wholly foreign-owned subsidiary in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%.

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%.

Critical Accounting Policies

We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of critical accounting policies should be read in conjunction with our consolidated financial statements and other disclosures included in this annual report. When reviewing our consolidated financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Revenue Recognition

Borrowers can withdraw cash (or cash installment credit services) or purchase products (e.g. personal consumer electronics) (or merchandise installment credit services) up to their approved credit limits and elect the installment repayment period, mainly ranging from 1 to 12 installments (either weekly or monthly) through our applications or via borrowers’ Alipay accounts. We charge service fees for facilitating the financing, managing the financing platform and for acting as a guarantor for the financing. The service fees are recorded as financing income in the statement of comprehensive (loss)/income in accordance with ASC 310. We may subsequently transfer the credit drawdowns to institutional funding partners.

The sales commission fee is fixed based on the retail sales price without considering the financing terms chosen by the borrower. Sales commission fee is recorded net of the related cost on delivery date, as we do not assume inventory risk for the products and is considered to be an agent in accordance with ASC 605. Accordingly, we recognize the sales commission fee when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collection is probable.

We launched Dabai Auto, our budget auto financing products, in November 2017. We purchase cars on our inventory and lease them to creditworthy car buyers. The legal title of the leased assets is with us until the leasing period ends. The fair value of the leased assets at lease inception is greater than its cost or carrying amount. Consequently, we have classified the leases as sales-type finance leases for financial accounting purposes. We report the discounted present value of future minimum lease payments as a finance lease receivable on our balance sheet and accrue interest on the balance of the finance lease receivable based on the interest rate inherent in the applicable lease over the term of the lease. The interest earned on finance lease receivables is recognized using the effective interest method. We recognize interest earned on finance leases receivables as financing income. We recognize the sales price of cars, which consists of down payment and principal under the sales-type finance leases, as revenue from sales-type leases.

Since September 2016, we have entered into credit facilitation arrangement with several financial institutions. We match borrowers with the financial institutions which directly fund credit to borrowers, and we provide post-origination services, for example, short messaging reminder services throughout the term of the loans. For each successful match, we earn an initial intermediary fee and a recurring service fee throughout the term of the credit products from the relevant financial institution. Borrowers make repayments directly to the financial institutions and the financial institutions will then remit the initial intermediary fees and recurring service fees to us on a periodic basis. The two deliverables provided by us are loan facilitation services and post origination services. In addition, we provide a guarantee to the financial institutions which require us to make payments to the financial institutions based on the overdue rate of the credit portfolio under this arrangement. We consider the loan facilitation services and the post origination services as a multiple element revenue arrangement, and the financial institutions as the sole customers in the arrangement. We first allocate the consideration to the guarantee liability equaling to the fair value of the guarantee liability. The remaining consideration is allocated to the loan facilitation services and post origination services on a relative selling price method. We do not have vendor specific objective evidence, or VSOE, of selling price for the loan facilitation services and post origination services because we do not provide loan facilitation services or post origination services on a standalone basis. There is also no third-party evidence of the prices charged by third-party service providers when such services are sold separately as the basis of revenue allocation. As a result, we use our best estimate of selling prices of loan facilitation services and post origination services as the basis of revenue allocation. Nevertheless, the amount allocated to the delivered loan facilitation services is limited to the amount that is not contingent on the delivery of the undelivered post-origination services in accordance with ASC 605-25. The loan facilitation services and post origination services are recorded as loan facilitation income and others in the consolidated statements of comprehensive (loss)/income.

For loan facilitation services, post-origination services and sales commission fee, we recognize revenue when the following four revenue recognition criteria are met: (i) persuasive evidence of an arrangement exists, (ii) services have been rendered, (iii) the fee is fixed or determinable, and (iv) collectability is reasonably assured, in accordance with ASC 605, Revenue Recognition, or ASC 605. As collectability is uncertain in relation to the remaining loan facilitation income due to the potential default by borrowers such that they are not considered to be fixed or determinable, the remaining loan facilitation income is recorded on a cash basis.

Loan Principal and Financing Service Fee Receivables

Loan principal and financing service fee receivables represent payments due from borrowers who utilize our credit products. Loan principal and financing service fee receivables are recorded at amortized cost (i.e. unpaid principal and deferred origination costs), net of allowance for loan principal. Deferred origination costs are netted against revenue and amortized over the financing term using the effective interest method.

Allowance for Loan Principal and Financing Service Fee Receivables

We consider the loans to be homogenous as they are all unsecured consumer loans of similar principal amounts. The profile of the borrowers are also similar, i.e., age, credit histories and employment status. Therefore, we apply a consistent credit risk management framework to the entire portfolio of loans in accordance with ASC 450-20, Loss Contingencies.

Allowance for loan principal and financing service fee receivables losses is calculated based on historical loss experience using a roll rate-based model. The roll rate-based model stratifies the loan principal and financing service fee receivables by delinquency stages (i.e., current, 1-30 days past due, and 31-60 days past due, etc.) and projects forward in one-month increments using historical roll rates. In each month of the simulation, losses on the loan principal and financing service fee receivables types are captured, and the ending delinquency stratification serves as the beginning point of the next iteration. This process is repeated on a monthly rolling basis. The loss rate calculated for each delinquency stage is then applied to the respective loan principal and service fees balance. We adjust the allowance that is determined by the roll rate-based model for various Chinese macroeconomic factors, i.e., gross-domestic product rates, per capita disposable income, interest rates and consumer price indexes. Each of these macroeconomic factors are equally weighted, and a score is applied to each factor based on year-on-year increases and decreases in that respective factor.

Loan principal and financing service fee receivables are charged off when a settlement is reached for an amount that is less than the outstanding balance or when we have determined the balance is uncollectable. In general, we consider loan principal and financing service fee receivables meeting any of the following conditions as uncollectable and charged-off: (i) death of the borrower; (ii) identification of fraud, and the fraud is officially reported to and filed with relevant law enforcement departments or (iii) the amount remained outstanding 180 days past due and therefore deemed uncollectible.

For the year ended December 31, 2016, we considered loan principal and financing service fee receivables meeting any of the following conditions as uncollectible and charged off: (1) death of the borrower; (ii) identification of fraud, and the fraud is officially reported to and filed with relevant law enforcement departments or (iii) the amount remained outstanding 180 days past due and after we concludes that we have exhausted its collection efforts.

In order to align our charge-off policy with ASC 310-10-35-41, we revised its charge-off policy such that all loans that are 180 days past due are therefore deemed uncollectible and charged-off.

The change in the charge-off policy had no impact our provision for loan losses for the year ended December 31, 2016 as the balance of loans 180 days past due was fully offset by the allowance before charge-off and only results in a net off of the loan principal and financing service fee receivables and its allowance balance. The change in the charge-off policy as a result of the correction of an error did not have a material impact on our 2016 audited consolidated financial statements.

Nonaccrual Loan Principal and Financing Service Fee Receivables

We do not accrue financing service fee on loan principals that are considered impaired or are more than 90 days past due. A corresponding allowance is determined under ASC 450-20 and allocated accordingly. After an impaired financing service fee receivable has been placed on nonaccrual status, financing service fee will be recognized when cash is received on a cash basis cost recovery method by applying first to reduce principal and then to financing income thereafter. Financing service fee accrued but not received is generally reversed against financing income. Financing service fee receivables may be returned to accrual status after all of the borrower’s delinquent balances of loan principal and financing service fee have been settled and the borrower remains current for an appropriate period.

Finance Lease Receivables

Finance lease receivables represent the discounted present value of future minimum lease payments. Finance lease receivables are recorded at amortized cost, including the gross amount of minimum lease payments receivable, net of allowance and unearned revenue.

The automobile leasing service is offered to individual customers. We consider the finance lease receivables to be homogenous and apply collective assessment for its allowance in accordance with ASC 450-20. The allowance for finance lease receivables is calculated based on historical loss experience using a roll rate-based model which is the same as the model used for loan principal and financing service fee receivables.

When the finance lease receivables are overdue, we could repossess the cars and then dispose such cars via auction, consignment or re-acquisition, so we could recover, minimize or mitigate the loss of finance lease receivables.

We do not accrue financing income on finance lease receivables that are more than 90 days past due. A corresponding allowance is determined under ASC 450-20 and allocated accordingly. After an impaired finance lease receivable has been placed on nonaccrual status, financing income will be recognized when cash is received on a cash basis cost recovery method by applying first to reduce principal and then to interest thereafter. Financing income accrual generally resumes once an account has received payments bringing the delinquency to less than 90 days past due.

In the event that the finance lease receivables are past due for 180 days, we may consider charging off the finance lease receivables. The uncollectible portion will be charged off such that the remaining balance is equal to the estimated fair value of the collateral less costs to sell and then the repossessed cars will be accounted as “repossessed assets” measured at fair value.

Guarantee Liabilities

As part of our cooperation with various financial institutions, we provide guarantee on the principal and accrued interest repayment of the defaulted loans to the financial institutions, even in the event the loans are subsequently sold by the financial institutions.

The financial guarantee is accounted for as a credit derivative under ASC 815 because the scope exemption in ASC 815-10-15-58(c) is not met. The guarantee liabilities are remeasured at each reporting period. The change in fair value of the guarantee liabilities is recorded as loss on guarantee liabilities in the consolidated statements of comprehensive (loss)/income. When we settle the guarantee liabilities through performance of the guarantee by making requisite payments on the respective defaulted loans, we record a corresponding deduction to the guarantee liabilities. Subsequent collection from the borrower through the financial institutions will be recognized as a reversal of deduction to guarantee liabilities.

Income Taxes

We account for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future consequences of events that have been recognized in the consolidated financial statements or in our tax returns. Deferred tax assets and liabilities are recognized on the basis of the temporary differences that exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements using enacted tax rates in effect for the year in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in earnings. Deferred tax assets are reduced by a valuation allowance through a charge to income tax expense when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies. The components of the deferred tax assets and liabilities are classified as non-current on the consolidated balance sheets.

We account for uncertainty in income taxes recognized in the consolidated financial statements by applying a two-step process to determine the amount of the benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained (defined as a likelihood of more than fifty percent of being sustained upon an audit, based on the technical merits of the tax position). The tax position is then assessed to determine the amount of benefits to recognize in the consolidated financial statements. The amount of the benefits that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. We did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2015 and 2016 and 2017, respectively.

Measurement of Share-based Compensation

In August 2014, Qufenqi Inc., a former holding company of Beijing Happy Time, adopted a share incentive plan, or the 2014 Share Incentive Plan. For information regarding the 2014 Share Incentive Plan, see “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers — 2014 Share Incentive Plan.” On various dates from August 2014 to December 2014, 18,373,219 share options were granted to certain of our employees and a third-party consultant. On various dates in 2015, 2,449,800 share options were granted to certain of our employees.

On December 26, 2015, Beijing Happy Time adopted a share incentive plan, or the 2015 Share Incentive Plan. For information regarding the 2015 Share Incentive Plan, see “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers — 2015 Share Incentive Plan.” On December 26, 2015, options to purchase 15,814,019 virtual shares pursuant to the 2015 Share Incentive Plan were issued to certain of our employees and a third-party consultant to replace the 15,814,019 share options granted to such individuals under the 2014 Share Incentive Plan.

On December 9, 2016, Qudian Inc. adopted an equity incentive plan, or the 2016 Equity Incentive Plan. For information regarding the 2016 Equity Incentive Plan, see “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers — 2016 Equity Incentive Plan.” The maximum number of ordinary shares subject to equity awards pursuant to the 2016 Equity Incentive Plan is 15,814,019 initially. On January 1, 2018, and on every January 1 thereafter for eight years, the aggregate number of ordinary shares reserved and available for issuance pursuant to awards granted under the 2016 Equity Incentive Plan will be increased by 1.0% of the total number of ordinary shares outstanding on December 31 of preceding calendar year. Unless terminated earlier, the 2016 Equity Incentive Plan will terminate automatically in 2026.

In December 2016, we granted 15,299,019 options to purchase our ordinary shares to certain of our employees and a third-party consultant pursuant to the 2016 Equity Incentive Plan to replace all awards under the 2015 Share Incentive Plan. On May 3, 2017, we granted 494,904 options to purchase our ordinary shares to certain of our employees pursuant to the 2016 Equity Incentive Plan. On August 17, 2017, we granted 200,000 options to purchase our ordinary shares to our independent director appointees and certain of our employees pursuant to the 2016 Equity Incentive Plan.

Share-based payment transactions with employees, such as share options are measured based on the grant date fair value of the equity instrument. We recognize the compensation costs net of estimated forfeitures using the straight-line method, over the applicable vesting period. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of stock compensation expense to be recognized in future periods. Share options granted to employees with market conditions attached are measured at fair value on the grant date and are recognized as the compensation costs over the estimated requisite service period, regardless of whether the market condition has been met.

A change in any of the terms or conditions of share options or a replacement of a share option plan is accounted for as a modification of share options. We calculate the incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date. For vested options, we recognize incremental compensation cost in the period the modification occurred. For unvested options, we recognize, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

Excluding the options containing market and service vesting conditions, we calculated the estimated fair value of the options on the respective grant dates using a binomial option pricing model with assistance from independent valuation firms, with the following assumptions:

	Year Ended December 31,
	2015	2016	2017
Risk-free interest rate	2.00%–2.43%	2.47%	1.56%–2.33%
Volatility	46.6%–50.3%	49.8%–49.9%	50.9%–52.4%
Expected exercise multiple	2.2–2.8	2.2–2.8	2.2–2.8
Dividend yield	0%	0%	0%
Expected term (in years)	10	10	10
Exercise price (RMB)	0.0	0.0	0.0
Fair value of share options (RMB)	3.82–12.63	25.89–26.04	81.94-94.22

Determining the fair value of the share options required us to make complex and subjective judgments, assumptions and estimates, which involved inherent uncertainty. Had we used different assumptions and estimates, the resulting fair value of the share options and the resulting share-based compensation expenses could have been different.

The following table sets forth the fair value of options and ordinary shares estimated at the dates of option grants indicated below with the assistance from an independent valuation firm:

Date of Options Grant(1)	Options Granted	Exercise Price		Intrinsic Value		Fair Value of Option		Fair Value of Ordinary Shares		Discount for Lack of Marketability	Discount Rate	Type of Valuations
August 29, 2014	10,900,000	US$	0.00	US$	0.11	US$	0.11	US$	0.11	20.0%	25.5%	Retrospective
November 1, 2014	7,473,219	US$	0.00	US$	0.36	US$	0.36	US$	0.36	20.0%	25.0%	Retrospective
March 1, 2015	2,042,500	US$	0.00	US$	0.61	US$	0.61	US$	0.61	20.0%	24.5%	Retrospective
June 4, 2015	407,300	US$	0.00	US$	0.79	US$	0.79	US$	0.79	20.0%	23.0%	Retrospective
December 26, 2015	15,814,019	US$	0.00	US$	1.95	US$	1.95	US$	1.95	20.0%	21.0%	Retrospective
December 9, 2016	1,433,800	US$	0.00	US$	3.75	US$	3.75	US$	3.75	5.0%	20.5%	Retrospective
December 30, 2016	13,865,219	US$	0.00	US$	3.75	US$	3.75	US$	3.75	5.0%	20.5%	Retrospective
May 3, 2017	494,904	US$	0.00	US$	11.88	US$	11.88	US$	11.88	5.0%	20.0%	Retrospective
August 17, 2017	200,000	US$	0.00	US$	14.12	US$	14.12	US$	14.12	3.0%	20.0%	Retrospective

(1)	Include options that are issued close to the valuation dates indicated, and such options are valued at the nearest valuation date.

In determining the fair value of our ordinary shares, we applied the income approach / discounted cash flow, or DCF, analysis based on our projected cash flow using management’s best estimate as of the valuation date. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

The major assumptions used in calculating the fair value of ordinary shares include:

•	Weighted average cost of capital, or WACC: The discount rates we listed in the table above were based on the WACCs determined based on a consideration of the factors, including risk-free rate, comparative industry risk, equity risk premium, company size and non-systematic risk factors.

•	Comparable companies: In deriving the WACCs, which are used as the discount rates under the income approach, nine publicly traded companies were selected for reference as our guideline companies. The guideline companies were selected based on the following criteria: (i) online retail and mobile commerce companies or companies that provide financial lending services and (ii) China-based companies that are publicly listed in the United States, publicly listed companies in China and United States-based publicly listed companies.

•	Discount for lack of marketability, or DLOM: DLOM was quantified by the Finnerty’s Average-Strike put options model. Under this option-pricing model, which assumed that the put option is struck at the average price of the stock before the privately held shares can be sold, the cost of the put option was considered as a basis to determine the DLOM. This option pricing model is one of the methods commonly used in estimating DLOM as it can take into consideration factors like timing of a liquidity event, such as an initial public offering, and estimated volatility of our shares. The farther the valuation date is from an expected liquidity event, the higher the put option value and thus the higher the implied DLOM. The lower DLOM is used for the valuation, the higher is the determined fair value of the ordinary shares. DLOM remained 20% in the period from inception to 2015.

The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. The growth rates of our total revenues, as well as major milestones that we have achieved, contributed to the increase in the fair value of our ordinary shares from RMB3.82 to RMB94.22. However, these fair values are inherently uncertain and highly subjective. The assumptions used in deriving the fair values are consistent with our business plan. These assumptions include: no material changes in the existing political, legal and economic conditions in China; our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain. The risks associated with achieving our forecasts were assessed in selecting the appropriate discount rates.

Results of Operations for Continuing Operations

The following tables set forth a summary of our consolidated results of operations for the periods presented. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Revenues:
Financing income	153,554	1,271,456	3,642,184	559,793
Sales commission fee	62,182	126,693	797,167	122,522
Revenue from sales-type lease	—	—	26,083	4,009
Penalty fees	19,271	22,943	7,922	1,218
Loan facilitation income and others	—	21,754	302,010	46,418

Total revenues	235,007	1,442,846	4,775,366	733,960
Operating cost and expenses:
Cost of revenues	(148,417)	(267,862)	(880,846)	(135,384)
Sales and marketing	(192,603)	(182,458)	(431,749)	(66,359)
General and administrative	(42,426)	(108,786)	(183,674)	(28,230)
Research and development	(37,530)	(52,275)	(153,258)	(23,555)
Loss on guarantee liabilities	—	(861)	(150,152)	(23,078)
Provision for loan principal, financing service fee receivables and other receivables	(45,111)	(132,176)	(605,164)	(93,012)
Total operating cost and expenses	(466,086)	(744,418)	(2,404,843)	(369,618)
Other operating income	—	14,646	50,703	7,794

(Loss)/income from operations	(231,078)	713,074	2,421,226	372,136
Interest and investment income, net	2,889	1,857	4,211	647
Foreign exchange gain/(loss), net	752	(9,651)	(7,177)	(1,103)
Other income	779	47	2,108	324
Other expenses	(6,505)	(1,834)	(363)	(56)

Net (loss)/income before income taxes	(233,164)	703,493	2,420,005	371,948
Income tax expenses	—	(126,840)	(255,546)	(39,277)

Net (loss)/income	(233,164)	576,653	2,164,459	332,671

	Year Ended December 31,
	2015	2016	2017
	(%)
Revenues:
Financing income	65.3	88.1	76.3
Sales commission fee	26.5	8.8	16.7
Revenue from sales-type lease	—	—	0.5
Penalty fees	8.2	1.6	0.2
Loan facilitation income and others	—	1.5	6.3

Total revenues	100.0	100.0	100.0
Operating cost and expenses:
Cost of revenues	(63.2)	(18.6)	(18.4)
Sales and marketing	(82.0)	(12.6)	(9.0)
General and administrative	(18.1)	(7.5)	(3.8)
Research and development	(16.0)	(3.6)	(3.2)
Loss on guarantee liabilities	—	(0.1)	(3.1)
Provision for loan principal, financing service fee receivables and other receivables	(19.2)	(9.2)	(12.9)

Total operating cost and expenses	(198.3)	(51.6)	(50.4)
Other operating income	—	1.0	1.1

(Loss)/income from operations	(98.3)	49.4	50.7
Interest and investment income, net	1.2	0.1	0.1
Foreign exchange gain/(loss), net	0.3	(0.7)	(0.2)
Other income	0.3	0.0	0.0
Other expenses	(2.8)	(0.1)	(0.0)

Net (loss)/income before income taxes	(99.2)	48.8	50.7
Income tax expenses	—	(8.8)	(5.4)

Net (loss)/income	(99.2)	40.0	45.3

Comparison of Year Ended December 31, 2017 and Year Ended December 31, 2016

Total revenues. Our total revenues in 2017 increased by 231.0% to RMB4,775.4 million (US$734.0 million) from RMB1,442.8 million in 2016, primarily due to the increase in financing income as a result of the substantial increase in the volume of on-balance sheet transactions. Financing income totaled RMB 3,642.2 million (US$559.8 million) in 2017, increasing 186.5% from RMB1,271.5 million in 2016. Loan facilitation income and others increased to RMB302.0 million (US$46.4 million) in 2017, up 1288.3% from RMB21.8 million in 2016, as a result of the substantial increase in the volume of off-balance sheet transactions. Sales commission fee increased to RMB797.2 million (US$122.5 million) in 2017, up 529.2% from RMB126.7 million in 2016. The significant year-over-year growth in sales commission fee was mainly the result of an increase in merchandise credit utilized by borrowers to purchase merchandise via Qudian’s marketplace.

Total operating cost and expenses. Total operating cost and expenses increased by 223.1% to RMB2,404.8 million (US$369.6 million) in 2017 from RMB744.4 million in 2016.

•	Cost of revenues. Our cost of revenues increased by 228.8% to RMB880.8 million (US$135.4 million) in 2017 from RMB267.9 million in 2016, primarily due to higher interest expenses on borrowings because of increased use of funds provided by institutional funding partners.

•	Sales and marketing expenses. Our sales and marketing expenses increased by 136.6% to RMB431.7 million (US$66.4 million) in 2017 from RMB182.5 million in 2016. The increase was primarily due to higher borrower engagement fees in 2017, compared with 2016.

•	General and administrative expenses. Our general and administrative expenses increased by 68.8% to RMB183.7 million (US$28.2 million) in 2017 from RMB108.8 million in 2016. The increase was primarily attributable to the increase of administrative fee payable to trust companies as a result of increased use of trust funding, the increase in share-based compensation expenses for general and administrative personnel and the increase in professional service fee expenses.

•	Research and development expenses. Our research and development expenses increased by 193.2% to RMB153.3 million (US$23.6 million) in 2017 from RMB52.3 million in 2016. The increase was primarily due to an increase in salaries and benefits expenses, in order to further enhance our data analytics and risk management capabilities, the increase in professional service fee expenses and the increased share-based compensation expense for research and development personnel.

•	Provision for loan principal, financing service fee receivables and other receivables. Our provision for loan principal, financing service fee receivables and other receivables increased by 357.8% to RMB605.2 million (US$93.0 million) in 2017 from RMB132.2 million in 2016. The increase was primarily due to an increase in the M1+ overdue loan principals and financing services fees receivables, which we intend to provide sufficient allowance to cover.

Income from operations. Our income from operations in 2017 was RMB2,421.2 million (US$372.1 million), representing a 239.5% increase from RMB713.1 million during the prior year.

Income tax expenses. Our income tax expenses increased by 101.5% to RMB255.5 million (US$39.3 million) in 2017 from RMB126.8 million in 2016, primarily due to the increase in taxable income.

Net income. Our net income totaled RMB2,164.5 million (US$332.7 million) in 2017, up 275.3% from RMB576.7 million in 2016. Net income attributable to the Company’s shareholders per diluted share was RMB7.09 (US$1.09), compared with RMB1.90 in the prior year.

Adjusted net (loss)/income. Our adjusted net income attributable to the Company’s shareholders, which excludes share-based compensation expenses, increased by 272.2% to RMB2,228.5 million (US$342.5 million) from RMB598.8 million in the prior year. Adjusted net income attributable to the Company’s shareholders per diluted share increased to RMB7.30 (US$1.12) from RMB1.97 in the prior year.

Comparison of Year Ended December 31, 2016 and Year Ended December 31, 2015

Total revenues. Our total revenues increased from RMB235.0 million in 2015 to RMB1,442.8 million in 2016 primarily due to increase in financing income from RMB153.6 million in 2015 to RMB1,271.5 million in 2016 as a result of the substantial increase in amount of on-balance sheet transactions facilitated from approximately RMB4,253.8 million in 2015 to RMB30,221.7 million in 2016. The increase in amount of on-balance sheet transactions facilitated was due to the substantial increase in the number of active borrowers from 1.2 million in 2015 to 6.1 million in 2016. Such increase in the number of active borrowers was primarily the result of (i) the shift of our target borrower base from college students to young consumers in general and (ii) increase in borrower engagement efficiency. The introduction of an increasing number of short-term credit products offered in the fourth quarter of 2015, the attractiveness of our products and our brand value also led to an increase in drawdowns by borrowers of their credit. The number of transactions per active borrower increased from 2.2 in 2015 to 6.6 in 2016. Such short-term credit drawdowns generated lower revenue per transaction, partially offsetting the higher revenue driven by increasing number of transactions.

Loan facilitation income and others increased from nil in 2015 to RMB21.8 million in the same period in 2016. We generate loan facilitation income and others in connection with off-balance sheet transactions, which we started to facilitate in September 2016.

Total operating cost and expenses. Our total operating cost and expenses increased from RMB466.1 million in 2015 to RMB744.4 million in 2016, primarily attributable to the increase in cost of revenues, provision for loan principal and financing service fees and general and administrative expenses, partially offset by a decrease in sales and marketing expenses.

•	Cost of revenues. Our cost of revenues increased from RMB148.4 million in 2015 to RMB267.9 million in 2016 in connection with the increase in interest expenses of borrowings due to increase in funds provided by institutional funding partners.

Our cost of revenues as a percentage of our total revenues decreased from 63.2% to 18.6% during the same period, primarily due to a decrease in cost of funding offered by institutional funding partners and an increase in the portion of our own capital utilized to fund credit drawdowns facilitated in 2016 which does not incur interest expenses of borrowings.

•	Sales and marketing expenses. Our sales and marketing expenses decreased from RMB192.6 million in 2015 to RMB182.5 million in 2016. This was primarily due to (i) an increase in borrower engagement efficiency through the Alipay consumer interface and (ii) our ability to engage prospective borrowers through a free channel on the Alipay consumer interface generally available to third parties, which was partially offset by the increase in salaries and benefits paid to sales and marketing personnel. Such expenses increased from RMB79.4 million in 2015 to RMB96.4 million in 2016 due to an increase in sales and marketing personnel from January 2016 to July 2016, partially offset by the phase-out of our offline sales and marketing team after July 2016, since which time all of our borrowers were engaged through online channels. Our sales and marketing expenses as a percentage of our total revenues decreased from 82.0% to 12.6% during the same period.

•	General and administrative expenses. Our general and administrative expenses increased from RMB42.4 million in 2015 to RMB108.8 million in 2016, primarily due to an increase in salaries and benefits paid primarily as a result of increase in the number of general and administrative personnel. Our general and administrative expenses as a percentage of our total revenues decreased from 18.1% to 7.5% during the same period, primarily due to the significant increase in our total revenues that has resulted in economies of scale.

•	Research and development expenses. Our research and development expenses increased from RMB37.5 million in 2015 to RMB52.3 million in 2016, primarily due to an increase in salaries and benefits paid as a result of the increase in the number of research and development personnel to focus on enhancing our data analytics and risk management capabilities. Our research and development expenses as a percentage of our total revenues decreased from 16.0% in 2015 to 3.6% in 2016, primarily due to the significant increase in our total revenues that has resulted in economies of scale.

•	Loss on guarantee liabilities. We recognized loss on guarantee liabilities of RMB0.9 million in 2016 based on the present value of the expected payouts in connection with borrowers defaults on the off-balance sheet transactions we facilitated.

•	Provision for loan principal, financing service fee receivables and other receivables. Our provision for loan principal, financing service fee receivables and other receivables increased from RMB45.1 million in the 2015 to RMB132.2 million in 2016, primarily due to increase in credit drawdowns. Our Provision Ratio, which is the amount of provision for loan principal and financing service fee receivables incurred during a period as a percentage of the total amount of on-balance sheet transactions during such period, decreased from 1.06% in 2015 to 0.40% in 2016, primarily due to a lower delinquency rate of recent vintages, which is used as one of the inputs for estimating the provision amount. Such lower delinquency rate of recent vintages was due to our enhanced credit assessment model and risk management system capabilities.

Other operating income. We recognized other operating income of RMB14.6 million in 2016 in connection with VAT refunds received from the relevant tax authorities.

Interest and investment income, net. Our interest and investment income decreased from RMB2.9 million in 2015 to RMB1.9 million in 2016, primarily due to our share of the loss of QuCampus recognized in the amount of RMB4.8 million in 2016, which was partially offset by (i) an increase in investment income of short-term investments from RMB0.8 million in 2015 to RMB3.4 million in 2016, and (ii) the increase in interest income from RMB2.1 million in 2015 to RMB3.3 million in 2016.

Foreign exchange gain, net. We recognized foreign exchange gain, net, of RMB0.8 million in 2015. We recognized foreign exchange loss, net, of RMB9.7 million in 2016.

Other income. Our other income was RMB0.8 million in 2015 primarily due to the government grants received. Our other income was RMB47,186 in 2016.

Other expenses. Our other expenses were RMB6.5 million in 2015, primarily due to donation of RMB6.5 million. Our other expenses were RMB1.8 million in 2016, primarily due to donation of RMB1.0 million.

Income tax expenses. We incurred income tax expense of RMB126.8 million in 2016. We did not incur any income tax expense in 2015 as we incurred net loss during the period.

Net (loss)/income. As a result of the foregoing, we incurred a net loss of RMB233.2 million in 2015 as compared to net income of RMB576.7 million in 2016.

Adjusted net (loss)/income. We incurred adjusted net loss, which is defined as net loss excluding share-based compensation expenses, of RMB177.6 million in 2015 as compared to adjusted net income, which is defined as net income excluding share-based compensation expenses, of RMB598.8 million in 2016. Adjusted net (loss)/income is not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP.

B.	Liquidity and Capital Resources

Our primary sources of liquidity have been cash provided by operating activities and funds provided by our shareholders, including through the issuance of equity securities, which have historically been sufficient to meet our working capital and substantially all of our capital expenditure requirements. In October 2017, we completed our initial public offering in which we issued and sold an aggregate of 35,625,000 ADSs, representing 35,625,000 Class A ordinary shares, resulting in net proceeds to us of approximately US$799.6 million.

In 2015, net cash used in operating activities was RMB102.3 million, and in 2016 and 2017, we had net cash provided by operating activities of RMB794.1 million and RMB3,076.1 million (US$472.8 million), respectively.

As of December 31, 2017, we had cash and cash equivalents of RMB6,832.3 million (US$1,050.1 million), as compared to cash and cash equivalents of RMB785.8 million as of December 31, 2016.

As of December 31, 2017, we had short-term amounts due from Alipay of RMB549.8 million (US$84.5 million), as compared to short-term amounts due from Alipay of RMB404.6 million as of December 31, 2016. These represent amounts deposited in our Alipay accounts, and are unrestricted as to withdrawal and use and readily available to us on demand.

In March and April 2017, Beijing Happy Time, our consolidated VIE, entered into two term loans with Sichuan Xinwang Bank Co., Ltd. with an aggregate maximum amount of RMB300.0 million (US$44.3 million). Each term loan has a fixed interest rate of 7.5% per annum and a term of twelve months. We utilized the proceeds from the drawdown to satisfy our working capital needs. We fully repaid such borrowings by end of 2018.

In November 2017, Beijing Happy Time, our consolidated VIE, entered into a credit agreement with Guotou Taikang Trust Co., Ltd., or Guotou Taikang. Pursuant to such agreement, Beijing Happy Time drew down

RMB195.0 million (US$30.0 million) in December 2017. The loan has a fixed interest rate of 5.7% per annum and a term of one year. As collateral for such loan, our subsidiary Qufengqi (HK) Limited has deposited US$30.0 million in a bank account designated by Guotou Taikang. We receive interest on such deposit at a rate of 2.7% per annum.

In February 2018, Beijing Happy Time, our consolidated VIE, entered into a credit agreement with Xiamen International Bank Co., Ltd., or Xiamen International Bank. Pursuant to such agreement, Beijing Happy Time has been granted a credit limit of up to RMB300.0 million (US$46.1 million). Beijing Happy Time drew down RMB300.0 million (US$46.1 million) in March 2018. The borrowings have a fixed interest rate of 4.18% per annum, and we expect to fully repay in December 2018. As collateral for such borrowings, our subsidiary Qufengqi (HK) Limited has deposited US$50.0 million in a bank account designated by Xiamen International Bank. We receive interest on such deposit at a rate of 0.08% per annum.

We established two online small credit companies, Fuzhou Microcredit and Ganzhou Microcredit, in 2016. Each online small credit company is authorized to provide credit drawdowns up to three times of its respective net capital pursuant to the relevant laws and regulations.

The following table sets forth our total assets, total liabilities and total net assets/(liabilities) as of the dates indicated.

	As of December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Total assets	2,675,596	7,117,599	19,380,416	2,978,715
Total liabilities	3,306,965	4,604,010	9,840,049	1,512,388
Total net assets/(liabilities)(1)	(631,369)	2,513,589	9,540,367	1,466,327

(1)	Defined as total assets minus total liabilities.

We recorded total net liabilities of RMB631.4 million as of December 31, 2015 and total net assets of RMB2,513.6 million as of December 31, 2016. The change was primarily due to (i) a decrease in short-term amounts due to related parties from RMB1,606.1 million to RMB20.5 million due to settlement of such amounts and (ii) as we achieved profitability in 2016 with net income of RMB576.7 million. Our total net assets increased from RMB2,513.6 million as of December 31, 2016 to RMB9,540 million (US$1,466 million) as of December 31, 2017. The increase was primarily due to (i) proceeds from issuance of ordinary shares of RMB5,339.5 million (US$820.7 million) and (ii) net income of RMB2,164.5 million (US$332.7 million) in 2017.

The table below sets forth certain balance sheet items related to credit facilitation. The increase in such line items since December 31, 2015 is in line with our business growth.

	As of December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Short-term loan principal and financing service fee receivables	2,060,768	4,826,791	8,758,545	1,346,164
Long-term loan principal and financing service fee receivables	177,582	87,822	—	—
Short-term borrowings and interest payables	1,562,883	4,183,231	7,979,415	1,226,414
Long-term borrowings and interest payables	89,358	76,052	510,024	78,389

We believe that the cash we received from our initial public offering and the anticipated cash flows from operating activities will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Our Industry — We may need additional capital to pursue business objectives and respond to business opportunities, challenges or unforeseen circumstances, and financing may not be available on terms acceptable to us, or at all.”

Our ability to manage our working capital, including receivables and other assets and accrued expenses and other liabilities, may materially affect our financial condition and results of operations.

The following table sets forth a summary of our cash flows for the periods presented:

	Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash (used in)/provided by operating activities	(102,320)	794,063	3,076,140	472,794
Net cash used in investing activities	(1,864,955)	(3,598,137)	(705,568)	(108,444)
Net cash provided by/(used in) financing activities	2,175,460	3,379,730	3,753,911	576,965
Cash and cash equivalents at beginning of period	1,929	210,114	785,770	120,771
Cash and cash equivalents at end of period	210,114	785,770	6,832,306	1,050,106

Operating Activities

Net cash provided by operating activities was RMB3,076.1 million (US$472.8 million) in 2017, primarily due to net income of RMB2,164.5 million (US$332.7 million), adjusted for (i) provision for loan principal, financing service fee receivables and other receivables of RMB605.2 million (US$93.0 million), (ii) share-based compensation expenses of RMB64.1 million (US$9.8 million), (iii) share of loss from equity method investment of RMB20.7 million (US$3.2 million), and (iv) changes in working capital. Adjustment for changes in working capital primarily consisted of (i) a decrease in restricted cash of RMB278.3 million (US$42.8 million), which was primarily due to a decrease in the amount of cash held by our consolidated trusts due to payment for expenses related to operating activities, (ii) an increase in interest payables of RMB121.4 million (US$18.7 million), which was primarily due to an increase in borrowings from institutional funding partners, (iii) an increase in guarantee liabilities of RMB165.6 million (US25.5 million), which was primarily due to an increase in the amount of off-balance sheet transactions facilitated and (iv) an increase in other current and non-current liabilities of RMB144.7 million (US$22.2 million), which was primarily due to (i) an increase in tax payable of RMB107.8 million (US$16.6 million), (ii) an increase in accrued payroll of RMB65.6 million (US$10.1 million) and (iii) a decrease in payable to external service providers of RMB28.8 million (US$4.4 million), which was partially offset by (i) an increase in financing service fee receivables of RMB79.0 million (US$12.1 million), which was primarily due to the increase in amount of transactions we facilitated, (ii) an increase in deferred tax assets of RMB97.7 million (US$15.0 million) and (iii) an increase in other current and non-current assets of RMB308.8 million (US$47.5 million), which was primarily due to (i) an increase in prepayments for cars of RMB141.1 million (US$21.7 million), (ii) an increase in prepayments for land use right and prepaid expenses of RMB59.8 million (US$9.2 million) and (iii) an increase in guarantee deposits of RMB72.5 million (US$11.1 million).

Net cash provided by operating activities was RMB794.1 million in 2016, primarily due to net income of RMB576.7 million, adjusted for (i) provision for loan principal, financing service fee receivables and other receivables of RMB132.2 million, (ii) share-based compensation expense of RMB22.1 million, (iii) amortization of deferred origination costs of RMB24.6 million, and (iv) changes in working capital. Adjustments for changes in working capital primarily consisted of an increase in other current and non-current liabilities of RMB264.4 million, which was primarily the result of (i) an increase in other tax payables of RMB79.6 million and (ii) an increase in payable to suppliers of RMB59.0 million, which was primarily due to better credit terms offered by merchandise suppliers as a result of our increasing bargaining power, which was partially offset by (i) an increase in financing service fee receivables of RMB48.5 million, which was primarily due to the increase in amount of transactions we facilitated and (ii) an increase in other current and non-current assets of RMB39.0 million, which primarily consisted of guarantee deposits held by our institutional funding partners.

Net cash used in operating activities was RMB102.3 million in 2015, primarily due to a net loss of RMB233.2 million, adjusted for (i) provision for loan principal, financing service fee receivables and other receivables of RMB45.1 million, (ii) amortization of deferred origination costs of RMB17.6 million, (iii) share-based compensation expense of RMB55.6 million, and (iv) changes in working capital. Adjustments for changes in working capital primarily consisted of (i) an increase in other current and non-current liabilities of RMB31.9 million, which was primarily the result of an increase in payable to suppliers of RMB16.1 million in connection with the increase in the amount of merchandise credit facilitated in 2015 and (ii) an increase in interest payables of RMB6.2 million due to an increase in the amount of funding provided by institutional funding partners for loan drawdowns we facilitated, which was partially offset by an increase in other current and non-current assets of RMB28.2 million due primarily to increase in the guarantee deposits held by institutional funding partners and an increase in the amounts receivable from merchandise suppliers.

Investing Activities

Net cash used in investing activities was RMB705.6 million (US$108.4 million) in 2017, which was attributable to (i) RMB50,840.4 million (US$7,814.0 million) in payments to originate loan principal, and (ii) RMB1,155.2 million (US$177.5 million) in purchases of short-term investments, which was partially offset by (i) RMB50,042.1 million (US$7,691.3 million) in proceeds from collection of loan principal and (ii) proceeds from redemption of short-term investments of RMB1,285.4 million (US$197.6 million).

Net cash used in investing activities was RMB3,598 million in 2016, which was attributable to (i) RMB30,219.0 million in payments to originate loan principal, and (ii) RMB4,910.3 million in purchase of short-term investments, which was partially offset by (i) RMB27,075.2 million in proceeds from collection of loan principal. We also paid RMB70.0 million related to our investment in QuCampus in 2016.

Net cash used in investing activities was RMB1,865.0 million in 2015, which was attributable to (i) RMB4,250.3 million in payments to originate loan principal and (ii) RMB877.2 million in purchase of short-term trading investments, which was partially offset by (i) RMB2,437.8 million in proceeds from collection of loan principal and (ii) RMB828.2 million in proceeds from redemption of short term investments.

Financing Activities

Net cash provided by financing activities was RMB3,753.9 million (US$577.0 million) in 2017, which was primarily attributable to (i) proceeds from issuance of ordinary shares of RMB5,339.5 million (US$820.7) million, which was related to our initial public offering, (ii) proceeds from borrowings of RMB8,731.1 million (US$1,342.0 million), representing remittance of funds from institutional funding partners to us, and (iii) proceeds from related parties of RMB850.5 million (US$130.7 million), primarily representing financing from Guosheng Financing Holding Inc. in connection with its investment in one of our trusts, partially offset by (i) repayment of borrowings of RMB10,814.4 million (US$1,662.1 million), representing repayment to the institutional funding partners, (ii) repurchase of ordinary shares of RMB421.2 million (US$64.7 million),

(iii) payment of guarantee deposits to institutional funding partners of RMB161.1 million (US$24.8 million) and (iv) refund of guarantee deposits from institutional funding partners of RMB286.7 million (US$44.1 million).

Net cash provided by financing activities was RMB3,379.7 million in 2016, which was primarily attributable to proceeds from borrowings of RMB9,487.2 million, representing the remittance of funds from institutional funding partners to us, and capital contribution from shareholders of RMB2,546.2 million, partially offset by repayment of borrowings of RMB6,897.8 million, representing repayment to the institutional funding partners.

Net cash provided by financing activities was RMB2,175.5 million in 2015, which was primarily attributable to (i) proceeds from borrowings of RMB3,162.2 million representing the remittance of funds from institutional funding partners to us and (ii) proceeds from related parties of RMB665.3 million, representing non-interest bearing loan from Qufenqi Inc., the former holding company of Beijing Happy Time, partially offset by repayment of borrowings of RMB1,984.0 million, representing repayment to the institutional funding partners.

Capital Expenditures

We made capital expenditures of RMB1.5 million, RMB4.6 million and RMB11.3 million (US$1.7 million) in 2015, 2016 and 2017, respectively. In these periods, our capital expenditures were mainly used for purchases of equipment and intangible assets and leasehold improvements. We will continue to make capital expenditures to meet the expected growth of our business.

Holding Company Structure

Qudian Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiary, consolidated VIEs and their subsidiaries in China. As a result, Qudian Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiary. If our existing PRC subsidiary or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiary, our consolidated VIEs and their subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our wholly foreign-owned subsidiary in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and our consolidated VIEs and their subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiary has not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Recent Accounting Pronouncements

A list of recent accounting pronouncements that are relevant to us is included in note 2 to our consolidated financial statements, which are included in this annual report.

C.	Research and Development

We have focused on and will continue to invest in our technology system, which supports all key aspects of our online platform and is designed to optimize for scalability and flexibility.

Our research and development expenses were RMB37.5 million, RMB52.3 million and RMB153.3 million (US$23.6 million) in 2015, 2016 and 2017, respectively.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2017 that are reasonably likely to have a material effect on our total net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off - Balance Sheet Arrangements

Since September 2016, we have entered into several arrangements with financial institutions that provides funding directly to borrowers for transactions that we facilitate. As of December 31, 2017, guarantee liabilities related to such arrangement were RMB47.0 million (US$7.2 million). As of December 31, 2017, the maximum potential undiscounted future payment we would be required to make was RMB2,035.9 million (US$312.9 million).

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2017.

	Payment due by period
	Total		Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
	RMB	US$	RMB
	(in thousands)
Operating lease commitments	93,186	14,322	43,905	49,280	—	—
Long-term borrowings and interest payable	558,356	85,818	38,018	520,338	—	—

Operating lease obligations represent leasing arrangements relating to the lease of our office premises.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of December 31, 2017.

Name	Age	Position/Title
Min Luo	35	Chairman and Chief Executive Officer
Chao Zhu	38	Director
Li Du	37	Director
Shilei Li	33	Director
Yi Cao	33	Director
Lianzhu Lv	33	Director and Head of User Experience Department
Yifan Li	51	Independent Director
Rocky Ta-Chen Lee	44	Independent Director
Carl Yeung	38	Chief Financial Officer

Mr. Min Luo is our founder, chairman of our board of directors, and, since the inception of our company in 2014, has served as our chief executive officer. Prior to founding our company, Mr. Luo served as a vice president of marketing of OkBuy.com, an online marketplace for apparel and shoe products in China, from 2010 to 2013. Mr. Luo was a founder and chief executive officer of Jiyiri.com, an online birthday-related service provider, from 2007 to 2009, and a co-founder of dipian.com, an online social platform for college students, from 2006 to 2007. Mr. Luo received a bachelor’s degree in telecommunication engineering from Jiangxi Normal University in 2004.

Mr. Chao Zhu has been a director of our company since November 2015. He has been a director and later, a senior director of the strategic investment division of Ant Financial since 2014. From 2006 to 2014, he served in the investment banking department of China International Capital Corporation Ltd., an investment bank listed on the Hong Kong Stock Exchange, as an associate, vice president and executive director. Mr. Zhu received a bachelor’s degree in economics from Fudan University in 2002 and a master’s degree in economics from Fudan University in 2006.

Mr. Li Du has been a director of our company since February 2016. Mr. Du has been an executive director and general manager of Beijing Phoenix Wealth Holding Co., Ltd. since 2014. He has also served as the chairman of the board of directors of Guosheng Financial Holding Inc., a financial holding company listed on the Shenzhen Stock Exchange, and its subsidiary, Golden Sun Securities Co., Ltd., a securities company in China since 2016. In addition, Mr. Du has served as the chairman of the board of directors of Guangzhou Tech-Long Wrapping Machinery Inc. since 2016. Mr. Du received a master’s degree in finance from Peking University in 2008.

Mr. Shilei Li has been a director of our company since March 2017. Mr. Li has been the chairman of Beijing Jirui Capital Management Co., Ltd., an asset management company, since 2015. From 2007 to 2015, Mr. Li served as director of investing at Zhongguancun Xingye (Beijing) Investment Management Co., Ltd., which is an asset management company. Mr. Li received a bachelor’s degree in financial management from Jilin University in 2005 and a master’s degree in software engineering from Beijing Institute of Technology in 2007.

Mr. Yi Cao has been a director of our company since February 2016. Mr. Cao is the founding partner of Source Code Capital since its inception in 2014. Prior to founding Source Code Capital, Mr. Cao was a vice president at Sequoia Capital Advisory Consulting (Beijing) Co., Ltd. from 2009 to 2014. From 2007 to 2008, Mr. Cao worked as an investment manager at Ceyuan Investment Consulting (Beijing) Co., Ltd. From 2006 to 2007, he worked as an analyst at C2 Capital Group, Inc. Mr. Cao received a bachelor’s degree in computer science from Tsinghua University in 2006.

Mr. Lianzhu Lv has been our director since November 2015 and has served as the head of our user experience department since 2014. From 2010 to 2013, Mr. Lv served as a product design manager at OkBuy.com, an online marketplace for apparel and shoe products in China. From 2008 to 2009, he worked as a user interface designer of Jiyiri.com, an online birthday-related service provider in China. From 2005 to 2008, he worked as a supervisor of the mobile department of 95 Online Information Technology Co., Ltd. Mr. Lv graduated from Cangzhou Technical College with a major in computer application in 2005.

Mr. Yifan Li has served as our independent director since October 2017. Mr. Li has served as a board director and a vice president of Geely Holding Group Co., Ltd., an automotive manufacturing company, since October 2014. From May 2014 to September 2014, he was vice president and international chief financial officer of Sanpower Group Co., Ltd., a company in the technology and modern service industries. From December 2010 to February 2014, he served as vice president and chief financial officer of China Zenix Auto International Co., Ltd., a manufacturer of commercial vehicle wheels listed on the NYSE. Mr. Li is also currently a director and a member of the audit committee for a number of companies, including Xinyuan Real Estate Co., Ltd., a real estate developer listed on the NYSE, Shanghai International Port (Group) Co., Ltd., a port management company listed on the Shanghai Stock Exchange, Heilongjiang Interchina Water Co., Ltd., a water supply and treatment company listed on the Shanghai Stock Exchange, and Huaxin Securities Co., Ltd., a securities company in China. Mr. Li received his MBA from the University of Chicago Booth School of Business in 2000, his master’s degree in accounting from University of Texas at Dallas in 1994, and his bachelor’s degree in economics from Fudan University in 1989. Mr. Li is a Certified Public Accountant in the United States and a Chartered Global Management Accountant. His business address is Room 815, 1760 Jiangling Road, Binjiang District, Hangzhou, Zhejiang, PRC, 310051.

Mr. Rocky Ta-Chen Lee has served as our independent director since October 2017. Mr. Lee has served as an international partner and head of the U.S. corporate practice of King & Wood Mallesons since January 2017. From June 2010 to December 2016, Mr. Lee served as the Asia managing partner and head of Greater China corporate practice of Cadwalader, Wickersham & Taft LLP. From January 2006 to May 2010, Mr. Lee served as a partner of DLA Piper UK LLP. Mr. Lee received a Juris Doctorate degree from University of California, Los Angeles and a bachelor’s degree in arts in legal studies from University of California Berkeley. His business address is 40/F, Tower A, Beijing Fortune Plaza, 7 Dongsanhuan Zhonglu, Chaoyang District, Beijing, China.

Mr. Carl Yeung has served as our chief financial officer since October 2016. Mr. Yeung also currently serves as a director of Bumps to Babes Limited, a baby and maternity retail store chain in Hong Kong. Prior to joining our company, Mr. Yeung was a co-founder of Bababaobei Ecommerce Limited, a baby and maternity cross-border e-commerce platform in China since 2015. From 2013 to 2016, Mr. Yeung served as a chief financial officer and a chief strategy officer of BAIOO Family Interactive Limited, a children’s web game developer in China listed on the Hong Kong Stock Exchange. From 2010 to 2013, he served as the chief financial officer of Sky-Mobi Limited, a leading mobile app platform in China previously listed on NASDAQ, and he was a director of Sky-Mobi Limited from 2013 to 2016. From 2006 to 2010, Mr. Yeung was the chief financial officer of ATA Inc., a computer-based testing and testing-related service provider based in China and listed on NASDAQ, and he was a director of ATA Inc. from 2006 to 2008. From 2008 to 2010, Mr. Yeung also served as an independent non-executive director of China Natural Gas, Inc., an energy company in China previously listed on NASDAQ. From 2002 to 2006, Mr. Yeung worked as an analyst and later on as an associate at Merrill Lynch (Asia Pacific) Limited. Mr. Yeung received his bachelor’s degree in economics with concentrations in finance and operations management from the Wharton School, University of Pennsylvania, and his bachelor’s degree in applied science with a concentration in systems engineering from the School of Engineering and Applied Sciences, University of Pennsylvania, in 2002.

The business address for all of our executive officers and directors is 15/F Lvge Industrial Building 1 Datun, Chaoyang District, Beijing 100012, the People’s Republic of China.

B.	Compensation

Compensation

In 2017, we and our subsidiaries and consolidated VIEs paid aggregate cash compensation of approximately RMB5.2 million (US$0.8 million) to our directors and executive officers as a group. We did not pay any other cash compensation or benefits in kind to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and consolidated VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, willful misconduct or gross negligence to our detriment, or serious breach of duty of loyalty to us. We may also terminate an executive officer’s employment without cause upon three-month advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with a three-month advance written notice.

Each executive officer has agreed to hold, both during and within two years after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our business partners, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach borrowers, institutional funding partners, merchandise suppliers or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

We have entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we may agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

2014 Share Incentive Plan

In August 2014, Qufenqi Inc., the former holding company of Beijing Happy Time, adopted the 2014 Share Incentive Plan, which allows us to grant share awards of such company to our employees, officers, directors and individual consultants who render services to us. The maximum number of shares that may be issued pursuant to all awards under the 2014 plan is 20,824,447 ordinary shares of the former holding company of Beijing Happy Time. On various dates from August 2014 to December 2014, 18,373,219 share options were granted to certain of our employees and a third-party consultant at exercise prices of RMB0.0 per share, which have vesting periods of four years. On various dates in 2015, 2,449,800 share options were granted to certain of our employees at exercise prices of RMB0.0 per share, which have vesting periods of four years. The 2014 Share Incentive Plan was subsequently terminated in 2015.

2015 Share Incentive Plan

On December 26, 2015, Beijing Happy Time adopted the 2015 Share Incentive Plan, which allows us to grant equity awards of virtual shares of Tianjin Happy Share to employees, officers, directors and individual consultants. Tianjin Happy Share is a limited partnership established under the laws of PRC, which owns 5.24% of the equity interest in Beijing Happy Time as of the date of this annual report. We divided the partnership interest in Tianjin Happy Share into 15,814,019 virtual shares and awarded the options to purchase virtual shares to grantees of the 2015 Share Incentive Plan, which enabled the grantees to enjoy beneficial ownership of Beijing

Happy Time through their respective virtual shares in Tianjin Happy Share. On December 26, 2015, all options to purchase 15,814,019 virtual shares were issued to certain of our employees and a third-party consultant to replace the 15,814,019 share options granted to such individuals under the 2014 Share Incentive Plan. All share options granted under the 2014 Share Incentive Plan were canceled.

As of the date of this annual report, the sole general partner of Tianjin Happy Share is Mr. Lianzhu Lv, and the limited partners are certain employees and a third party consultant.

As part of our restructuring in 2016, Tianjin Happy Share, as a shareholder of Beijing Happy Time, entered into the contractual arrangements with Ganzhou Qufenqi and Beijing Happy Time and its other shareholders, according to which Ganzhou Qufenqi will exercise effective control over Beijing Happy Time and realize substantially all of the economic risks and benefits arising from Beijing Happy Time and its subsidiaries in lieu of Tianjin Happy Share and other shareholders of Beijing Happy Time. See “Item. 4 Information on the Company — B. Business Overview — Overview — Our Contractual Arrangements with Consolidated VIEs and Their Shareholders.” for more information.

Furthermore, as part of the restructuring in 2016, Tianjin Happy Share entered into a share entrustment agreement with Qufenqi Holding Limited, pursuant to which Qufenqi Holding Limited holds 15,814,019 ordinary shares of Qudian Inc. as the nominal shareholder on behalf of Tianjin Happy Share. Qufenqi Holding Limited is entitled to exercise the voting rights as the nominal shareholder with regard to these 15,814,019 ordinary shares of Qudian Inc., while the pecuniary interests of these shares belong to Tianjin Happy Share. As such, grantees of the 2015 Share Incentive Plan enjoy the pecuniary interests of the 15,814,019 shares, representing 5.24% of the equity interest of Qudian Inc. in proportion to their relevant numbers of options to purchase virtual shares of Tianjin Happy Share.

As of December 2016, the 2015 Share Incentive Plan was terminated. In April 2017, Tianjin Happy Share and Qufenqi Holding Limited terminated the share entrustment agreement, and we canceled the 15,814,019 shares that Qufenqi Holding Limited holds on behalf of Tianjin Happy Share.

2016 Equity Incentive Plan

On December 9, 2016, Qudian Inc. adopted the 2016 Equity Incentive Plan, which allows us to grant share options, restricted shares, restricted share units and other share-based awards to our employees, directors and consultants. The maximum number of ordinary shares may be subject to equity awards pursuant to the 2016 Equity Incentive Plan is 15,814,019 initially. On January 1, 2018, and on every January 1 thereafter for eight years, the aggregate number of ordinary shares reserved and available for issuance pursuant to awards granted under the 2016 Equity Incentive Plan will be increased by 1.0% of the total number of ordinary shares outstanding on December 31 of preceding calendar year. Unless terminated earlier, the 2016 Equity Incentive Plan will terminate automatically in 2026.

Administration

The 2016 Equity Incentive Plan is administered by (i) the compensation committee, (ii) such other committee of the board to which the board delegates the power to administer the 2016 Equity Incentive Plan or (iii) the board. The administrator will determine the provisions and terms and conditions of each equity award.

Change in Control

In the event of a change in control, the administrator may provide for acceleration of equity awards, purchase of equity awards from holders or replacement of equity awards.

Term

Unless terminated earlier, the 2016 Equity Incentive Plan will continue in effect for a term of ten years from the date of its adoption.

Award Agreements

Generally, equity awards granted under the 2016 Equity Incentive Plan are evidenced by an award agreement providing for the number of ordinary shares subject to the award, and the terms and conditions of the award, which must be consistent with the 2016 Equity Incentive Plan.

Vesting Schedule

The administrator determines the vesting schedule of each equity award granted under the 2016 Equity Incentive Plan, which vesting schedule will be set forth in the award agreement for such equity award.

Amendment and Termination

The board of directors may at any time amend or terminate the 2016 Equity Incentive Plan, subject to certain exceptions.

Granted Options

In December 2016, we granted 15,299,019 options to purchase our ordinary shares to certain of our employees and a third-party consultant. As of December 31, 2016, 5,850,808 options were fully vested, and 9,448,211 options were subject to the applicable vesting schedules. In May 2017, we granted 494,904 options to purchase our ordinary shares to certain of our employees, and such options were subject to the applicable vesting schedules. In August 2017, our board of directors approved the grant of 200,000 options to purchase our ordinary shares to our independent director appointees and certain of our employees, and such options were subject to the applicable vesting schedules. In March 2018, our board of directors approved the grant of 998,000 options to purchase our ordinary shares to certain of our employees, and such options were subject to the applicable vesting schedules. Certain options previously granted were subsequently cancelled.

The table below summarizes, as of the date of this annual report, the options we have granted to our directors and executive officers.

Name	Position	Ordinary Shares Underlying Options Awarded	Option Exercise Price		Grant Date	Option Expiration Date
Lianzhu Lv	Director	5,695,219	US$	0.0	December 30, 2016	December 8, 2026
Yifan Li	Independent director appointee	*	US$	0.0	October 17, 2017	December 8, 2026
Rocky Ta-Chen Lee	Independent director appointee	*	US$	0.0	October 17, 2017	December 8, 2026
Carl Yeung	CFO	*	US$	0.0	December 9, 2016	December 8, 2026

*	Less than 1% of our outstanding shares, assuming conversion of our preferred shares into ordinary shares.

Equity Incentive Trust

The Qudian Inc. Equity Incentive Trust, or the Equity Incentive Trust, is a trust established by a deed dated December 30, 2016 between us and Ark Trust (Hong Kong) Limited, or Ark Trust, as trustee of the Equity

Incentive Trust, through which our ordinary shares, dividends and other rights and interests under awards granted pursuant to our equity incentive plans may be provided to certain of recipients of equity awards granted pursuant to our share incentive plans. As of the date of this annual report, all participants in the Equity Incentive Trust are our employees.

Participants in the Equity Incentive Trust transfer their equity awards to Ark Trust to be held for their benefit. Upon satisfaction of vesting conditions and request by grant recipients, Ark Trust will exercise the equity awards and transfer the relevant ordinary shares, dividends and other rights and interest under the equity awards to the relevant grant recipients.

In April 2017, we directly issued 13,865,219 ordinary shares pursuant to our 2016 Equity Incentive Plan to Ark Trust in its capacity as trustee of the Equity Incentive Trust. As of March 31, 2018, 2,112,500 of such ordinary shares are underlying shares of unvested options, and such shares are deemed not outstanding. The trust deed provides that Ark Trust shall not exercise the voting rights attached to such ordinary shares unless otherwise directed by the plan administrator, which is our board of directors as of the date of this annual report, or its authorized representative.

C.	Board Practices

Our board of directors consists of eight directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract or any proposed contract or arrangement in which he is interested, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, provided (a) such director has declared the nature of his interest at the meeting of the board at which the question of entering into the contract or arrangement is first considered if he knows his interest then exists, or in any other case at the first meeting of the board after he knows he is or has become so interested, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Yifan Li, Rocky Ta-Chen Lee, and Li Du. Yifan Li is the chairperson of our audit committee. Yifan Li satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Each of Yifan Li and Rocky Ta-Chen Lee satisfies the requirements for an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual and will meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act. Our audit committee will consist solely of independent directors within one year of our initial public offering.

The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our audit committee is responsible for, among other things:

•	selecting the independent auditor;

•	pre-approving auditing and non-auditing services permitted to be performed by the independent auditor;

•	annually reviewing the independent auditor’s report describing the auditing firm’s internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the independent auditors and all relationships between the independent auditor and our company;

•	setting clear hiring policies for employees and former employees of the independent auditors;

•	reviewing with the independent auditor any audit problems or difficulties and management’s response;

•	reviewing and, if material, approving all related party transactions on an ongoing basis;

•	reviewing and discussing the annual audited financial statements with management and the independent auditor;

•	reviewing and discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;

•	reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;

•	discussing earnings press releases with management, as well as financial information and earnings guidance provided to analysts and rating agencies;

•	reviewing with management and the independent auditors the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on our financial statements;

•	discussing policies with respect to risk assessment and risk management with management, internal auditors and the independent auditor;

•	timely reviewing reports from the independent auditor regarding all critical accounting policies and practices to be used by our company, all alternative treatments of financial information within U.S. GAAP that have been discussed with management and all other material written communications between the independent auditor and management;

•	establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately, periodically, with management, internal auditors and the independent auditor; and

•	reporting regularly to the full board of directors.

Compensation Committee

Our compensation committee consists of Yifan Li, Rocky Ta-Chen Lee, and Chao Zhu. Yifan Li is the chairperson of our compensation committee. Each of Yifan Li and Rocky Ta-Chen Lee satisfies the requirements for an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual.

Our compensation committee is responsible for, among other things:

•	reviewing, evaluating and, if necessary, revising our overall compensation policies;

•	reviewing and evaluating the performance of our directors and senior officers and determining the compensation of our senior officers;

•	reviewing and approving our senior officers’ employment agreements with us;

•	setting performance targets for our senior officers with respect to our incentive compensation plan and equity-based compensation plans;

•	administering our equity-based compensation plans in accordance with the terms thereof; and such other matters that are specifically delegated to the remuneration committee by our board of directors from time to time.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Yifan Li, Rocky Ta-Chen Lee, and Min Luo. Rocky Ta-Chen Lee is the chairperson of our nominating and corporate governance committee. Each of Yifan Li and Rocky Ta-Chen Lee satisfies the “independence” requirements of Section 303A of the NYSE Listed Company Manual. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our second amended and restated memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	conducting and managing the business of our company;

•	representing our company in contracts and deals;

•	appointing attorneys for our company;

•	select senior management such as managing directors and executive directors;

•	providing employee benefits and pension;

•	managing our company’s finance and bank accounts;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	exercising any other powers conferred by the shareholders meetings or under our second amended and restated memorandum and articles of association.

Terms of Directors and Executive Officers

Our directors may be elected by a resolution of our board of directors, or by an ordinary resolution of our shareholders, pursuant to our second amended and restated memorandum and articles of association. Each of our directors will hold office until his or her successor takes office or until his or her earlier death, resignation or removal or the expiration of his or her term as provided in the written agreement with our company, if any. A director will cease to be a director if, among other things, the director (i) dies, or becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind, (iii) resigns his office by notice in writing to the company, or (iv) without special leave of absence from our board, is absent from six consecutive board meetings and our directors resolve that his office be vacated. Our officers are elected by and serve at the discretion of the board of directors.

D.	Employees

As of December 31, 2017, we had a total of 1,614 employees. The following table sets forth the breakdown of our employees as of December 31, 2017 by function:

Function	Number of Employees	% of Total
Dabai Auto(1)	737	45.7
Risk management	333	20.6
Technology and product development	203	12.6
User services	94	5.8
Finance	74	4.6
Operation management	103	6.4
General administrative and others	63	3.9
Sales and marketing(2)	7	0.4

Total	1,614	100.0

(1)	As of December 31, 2017, our Dabai Auto team engaged in various tasks related to the launch of the new business. The team will be categorized into specific functions as the business matures.
(2)	The size of our sales and marketing team decreased from 186 as of December 31, 2016 to 7 as of December 31, 2017. The decrease was primarily due to the transfer of sales staff in call centers to other functions.

As of December 31, 2017, 395 and 493 of our employees were based in Beijing and Fuzhou in Jiangxi Province, respectively. The remainders of our employees were based in various other locations across China.

As of December 31, 2015 and 2016, we have a total of 1,752 and 798 employees, respectively. The decrease was primarily due to the shift in our focus on acquiring and providing credit to prospective borrowers online rather than through offline channels. As such, we reduced the number of employees that were responsible for acquiring and serving prospective borrowers offline. The number of our employees increased to 1,614 as of December 31, 2017 in response to the expansion of our business.

We believe we offer our employees competitive compensation packages and a dynamic work environment that encourages initiative and is based on merit. As a result, we have generally been able to attract and retain qualified personnel and maintain a stable core management team. We plan to hire additional experienced and talented employees in the areas such as big data analytics, risk management and operation management as we expand our business.

As required by PRC regulations, we participate in various statutory employee benefit plans, including social insurance funds, namely a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. In addition, we purchased employer’s liability insurance and additional commercial health insurance to increase insurance coverage of our employees. We enter into standard labor, confidentiality and non-compete agreements with our employees. The non-compete restricted period typically expires two years after the termination of employment, and we agree to compensate the employee with a certain percentage of his or her pre-departure salary during the restricted period.

We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

E.	Share Ownership

The following table sets forth information as of the date of this annual report with respect to the beneficial ownership of our ordinary shares by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially 5.0% or more of our ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option or other right or the conversion of any other security.

The total number of ordinary shares outstanding as of March 31, 2018 was 328,792,262, comprising 265,301,090 Class A ordinary shares and 63,491,172 Class B ordinary shares, excluding (i) ordinary shares represented by the ADSs repurchased by the Company; (ii) 2,112,500 ordinary shares underlying unvested options that are issued but deemed to be not outstanding and held by Ark Trust in its capacity as trustee of the Equity Incentive Trust, (iii) ordinary shares issuable upon the exercise of outstanding share options and (iv) ordinary shares reserved for future issuance under our share incentive plans

	Ordinary Shares Beneficially Owned
	Class A ordinary shares	Class B ordinary shares	Percentage of total ordinary shares on an as-converted basis	Percentage of aggregate voting power**
Directors and Executive Officers:
Min Luo(1)	—	63,491,172	19.3	70.5
Chao Zhu	—	—	—	—
Li Du(2)	56,214,906	—	17.1	6.2
Shilei Li	—	—	—	—
Yi Cao(3)	45,041,814	—	13.7	5.0
Lianzhu Lv(4)	5,695,219	—	1.7	0.6
Yifan Li	—	—	—	—
Rocky Ta-Chen Lee	—	—	—	—
Carl Yeung	*	*	*	*
Directors and Executive Officers as a Group	107,139,439	63,491,172	51.9	82.4

	Ordinary Shares Beneficially Owned
	Class A ordinary shares	Class B ordinary shares	Percentage of total ordinary shares on an as-converted basis	Percentage of aggregate voting power**
Principal Shareholders
Qufenqi Holding Limited(1)	—	63,491,172	19.3	70.5
Phoenix Entities(5)	56,214,906	—	17.1	6.2
Kunlun Group Limited(6)	55,603,706	—	16.9	6.2
Source Code Accelerate L.P.(7)	45,041,814	—	13.7	5.0
API (Hong Kong) Investment Limited(8)	37,720,709	—	11.5	4.2
Zhu Entities(9)	20,379,351	—	6.2	2.3

*	Beneficially owns less than 1% of our outstanding shares.
**	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.
(1)	Represents 63,491,172 Class B ordinary shares held by Qufenqi Holding Limited, a limited liability company established in the British Virgin Islands. Qufenqi Holding Limited is indirectly wholly owned by a trust of which Mr. Min Luo and his wife are the beneficiaries. Mr. Min Luo is our founder, chairman of the board and chief executive officer. The registered address of Qufenqi Holding Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.
(2)	Represents (i) 42,055,426 Class A ordinary shares held by Phoenix Auspicious FinTech Investment L.P. and (ii) 14,159,480 Class A ordinary shares held by Wa Sung Investment Limited. Phoenix Auspicious FinTech Investment L.P. and Wa Sung Investment Limited are collectively referred to in this annual report as the Phoenix Entities. For a description of the beneficial ownership of our Class A ordinary shares held by the Phoenix Entities, see footnote 5 below. Mr. Du disclaims beneficial ownership of our Class A ordinary shares held by the Phoenix Entities, except to the extent of his pecuniary interest in these shares.
(3)	Represents 45,041,814 Class A ordinary shares held by Source Code Accelerate L.P. For a description of the beneficial ownership of our Class A ordinary shares held by Source Code Accelerate L.P., see footnote 7 below. Mr. Cao disclaims beneficial ownership of our Class A ordinary shares held by Source Code Accelerate L.P., except to the extent of his pecuniary interest in these shares.
(4)	Mr. Lianzhu Lv was granted 5,695,219 share options under the 2016 Equity Incentive Plan. All of such share options have vested as of the date of the annual report.
(5)	Represents (i) 42,055,426 Class A ordinary shares held by Phoenix Auspicious FinTech Investment L.P. and (ii) 14,159,480 Class A ordinary shares held by Wa Sung Investment Limited. Phoenix Auspicious FinTech Investment L.P. is a limited partnership organized under the laws of the Cayman Islands. The general partner of Phoenix Auspicious FinTech Investment L.P. is Phoenix Wealth (Cayman) Asset Management Limited, an exempted company incorporated under the laws of the Cayman Islands with limited liability, which is controlled by Mr. Li Du. The registered address of Phoenix Auspicious FinTech Investment L.P. is P.O. Box 2075, #31 The Strand, 46 Canal Point Drive, Grand Cayman KY1-1105, Cayman Islands. Wa Sung Investment Limited is a limited liability company incorporated under the laws of Hong Kong and a subsidiary of Guosheng Financial Holding Inc., or Guosheng, a public company listed on the Shenzhen Stock Exchange. Based on Guosheng’s public filings, Mr. Li Du has control over Guosheng as of the date of this annual report. The registered address of Wa Sung Investment Limited is Unit 606, 6th Floor, Alliance Building, 133 Connaught Road Central, Hong Kong.
(6)

Represents 55,603,706 Class A ordinary shares held by Kunlun Group Limited, a limited liability company incorporated under the laws of Hong Kong, which is wholly owned by Beijing Kunlun Tech Co., Ltd., or

Kunlun, a public company listed on the Shenzhen Stock Exchange. The registered address of Kunlun Group Limited is Unit 204, 2/F, Malaysia Building, 50 Gloucester Road, Wanchai, Hong Kong. Mr. Yahui Zhou, general manager and chairman of the board of directors of Kunlun, served as a director of our company from February 2016 to February 2017.
(7)	Represents 45,041,814 Class A ordinary shares held by Source Code Accelerate L.P., a limited partnership organized under the laws of the Cayman Islands. The general partner of Source Code Accelerate L.P. is Source Code Investment Mercury Co., which is indirectly controlled by Mr. Yi Cao. The registered address of Source Code Accelerate L.P. and Source Code Investment Mercury Co. are Harneys Services (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, George Town, P. O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.
(8)	Represents 37,720,709 Class A ordinary shares held by API (Hong Kong) Investment Limited, a limited liability company incorporated under the laws of Hong Kong. API (Hong Kong) Investment Limited is wholly owned by Ant Financial. The registered address of API (Hong Kong) Investment Limited is 26/F, Tower One, Times Square, 1 Matheson ST, Causeway Bay, Hong Kong.
(9)	Represents (i)18,449,253 Class A ordinary shares held by Ever Bliss Fund, L.P., (ii) 1,930,098 Class A ordinary shares held by Joyful Bliss Limited. Ever Bliss Fund, L.P. is a limited partnership organized under the laws of the Cayman Islands with its registered office at the Office of Sertus Incorporations (Cayman) Limited, Sertus Chambers, Governors Square, Suite # 5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KY1-1104, Cayman Islands. Joyful Bliss Limited is a limited liability company incorporated under the laws of Hong Kong with its registered office at RM 1501, 15/F SPA CTR 53-55, Lockhart Rd Wanchai, Hong Kong. Each of Ever Bliss Fund, L.P. and Joyful Bliss Limited is ultimately controlled by Mr. Tianyu Zhu. Mr. Tianyu Zhu served as a director of our company from February 2016 to September 2017.

We are not aware of any of our shareholders being affiliated with a registered broker-dealer or being in the business of underwriting securities.

Except as otherwise disclosed in this annual report on Form 20-F, none of our existing shareholders has voting rights that differ from the voting rights of other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — F. Share Ownership.”

B.	Related Party Transactions

Transactions and Agreements with Ant Financial and Its Related Parties

We have established a strategic partnership with Ant Financial, one of our principal shareholders, and have in-depth cooperation in multiple areas of our business.

We incurred RMB8.2 million, RMB41.2 million and RMB114.2 million (US$17.5 million) of payment processing and settlement fees to Alipay in 2015, 2016 and 2017, respectively.

We incurred RMB6.2 million and RMB21.4 million (US$3.3 million) of fees related to credit analysis information provided by Zhima Credit in 2016 and 2017, respectively. No such fees were incurred in 2015.

We incurred RMB36.1 million and RMB16.0 million (US$2.5 million) of borrower engagement fees to Zhima Credit in 2016 and 2017, respectively. We incurred RMB222.1 million (US$34.1 million) of borrower engagement fees to Alipay in 2017. No such fees were incurred in 2015.

We incurred RMB23.2 million (US$3.6 million) of fees related to cloud computing services provided by Alibaba Cloud Computing Co., Ltd. in 2017. No such fees were incurred in 2015 or 2016.

Amounts due from Alipay were RMB33.8 million, RMB404.6 million and RMB549.8 million (US$84.5 million) as of December 31, 2015 and 2016 and 2017, respectively. These are amounts deposited in our Alipay accounts and are unrestricted as to withdrawal and use and readily available to us on demand. We use our Alipay accounts to disburse credit to and collect repayments from borrowers.

Amounts due to Zhima Credit were RMB19.6 million and RMB3.1 million (US$0.5 million) as of December 31, 2016 and 2017, respectively. Such amounts represent fees related to credit analysis information and borrower engagement fees payable to Zhima Credit.

Transactions with Mr. Min Luo

As of December 31, 2015, we had amount due to Mr. Min Luo of RMB145.5 million. Such amount represented non-interest bearing financing that Beijing Happy Time received from Mr. Min Luo. Amount due to Mr. Min Luo was settled in 2016.

Transactions with Guosheng

Guosheng Financial Holding Inc. and Guosheng Securities Asset Management Co.. Ltd. are controlled by our director Mr. Li Du. These entities invested in our trusts, and such investments are recognized as borrowings by us. As of December 31, 2017, amount due to Guosheng Financial Holding Inc. was RMB631.7 million (US$97.1 million); amount due to Guosheng Securities Asset Management Co.. Ltd. was RMB83.5 million (US$12.8 million).

Transactions with Certain Other Members of Our Key Management and Their Immediate Families

Besides our transactions with Mr. Min Luo and Guosheng, we have engaged in transactions with certain other members of our key management and their immediate families, none of whom are our executive officers or directors.

As of December 31, 2015, 2016 and 2017, we had amounts due from our key management and their immediate families of RMB2.8 million, RMB1.3 million and RMB1.0 million (US$0.2 million), respectively. Such amounts represented (i) principal and financing service fee receivables from certain of our key management and their immediate families who utilized our credit products and (ii) advances to certain of our key management in connection with our daily operations, such as use by the relevant employees to purchase domain names that were subsequently transferred to us.

Transactions with the Former Holdings Companies of Beijing Happy Time

As of December 31, 2015, we had amounts due to Qufenqi Inc., a former holding company of Beijing Happy Time, and Qufenqi (HK) Limited, a former holding company of Ganzhou Qufenqi, of RMB368.3 million and RMB1,092.3 million, respectively. Such amounts have been substantially settled. As of December 31, 2016 and 2017, we had amounts due to Qufenqi Inc. of RMB0.9 million, which was interest free and payable on demand.

As of December 31, 2016, we had amounts due from Qufenqi Inc. of RMB180.0 million. Such amounts primarily consisted of a financing commitment from a shareholder to acquire equity interests in Qufenqi Inc., which has not been consummated. We have substantially settled such amounts in April 2017.

Contractual Arrangements with Our VIEs and Their Shareholders

PRC laws and regulations currently restrict foreign ownership and foreign investment in VATS in China. As a result, we operate our relevant business through contractual arrangements among Ganzhou Qufenqi, our wholly-owned PRC subsidiary, Beijing Happy Time, our consolidated VIE, and the shareholders of Beijing Happy Time. We established three new consolidated VIEs, Ganzhou Qudian, Hunan Qudian and Xiamen Qudian, in 2017. Ganzhou Qufenqi has entered into a series of contractual arrangements with each new consolidated VIE and its shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company — B. Business Overview — Overview — Our Contractual Arrangements with Consolidated VIEs and Their Shareholders.”

C.	Interests of Experts and Counsel

Not Applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal and Administrative Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

We and certain of our directors and officers were named as defendants in four putative securities class actions filed in the United States District Court for the Southern District of New York: Ramnath v. Qudian Inc. et al., Civil Action No. 1:17-cv-09741-RA (S.D.N.Y.), Maia v. Min Luo et al., Civil Action No. 1:17-cv-09796-RA (S.D.N.Y.), Foat v. Qudian Inc. et al., Civil Action No. 1:17-cv-09875-RA (S.D.N.Y.), and Perez v. Qudian Inc. et al., Civil Action No. 1:17-cv-09903-RA (S.D.N.Y.) (collectively, the “Federal Actions”). The Federal Actions — purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their purchase of our ADSs pursuant and/or traceable to our IPO — allege violations of Sections 11 and 15 of the United States Securities Act of 1933 in connection with our disclosure of business and regulatory risks.

On March 16, 2018, the Court entered an order consolidating the Federal Actions under master caption In re Qudian Inc. Securities Litigation, Master File No. 1:17-cv-09741-RA (S.D.N.Y.) and appointing lead plaintiffs and lead counsel for the consolidated case. The consolidated case remains at its preliminary stages.

We and certain of our directors and officers were also named as defendants in Song v. Qudian Inc. et al., Case No. 18CIV01425 (Cal. Supr. Ct., San Mateo Cty.), a putative securities class action filed in the Superior Court of California, County of San Mateo (the “California Action”). The California Action — purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their purchase of our ADSs pursuant and/or traceable to our IPO — alleges violations of Sections 11, 12(a)(2), and 15 of the United States Securities Act of 1933 in connection with our disclosure of business and regulatory risks. The California Action remains at its preliminary stages.

For risks and uncertainties relating to the pending cases against us, please see “Item 3. Key Information — D. Risk Factors — Risks Related to Our ADSs — We have been named as a defendant in five putative shareholder class action lawsuits that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.”

Dividend Policy

Since inception, we have not declared or paid any dividends on our shares. We do not have any present plan to pay any dividends on our Class A ordinary shares or ADSs in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Any other future determination to pay dividends will be made at the discretion of our board of directors and may be based on a number of factors, including our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our Class A ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our Class A ordinary shares, if any, will be paid in U.S. dollars.

We are an exempted company incorporated in the Cayman Islands. In order for us to distribute any dividends to our shareholders and ADS holders, we may rely on dividends distributed by our PRC subsidiaries. Certain payments from our PRC subsidiaries to us may be subject to PRC withholding income tax. In addition, regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profit based on PRC accounting standards every year to a statutory common reserve fund until the aggregate amount of such reserve fund reaches 50% of the registered capital of such subsidiary. Such statutory reserves are not distributable as loans, advances or cash dividends.

B.	Significant Changes

We have not experienced any other significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offering and Listing Details

Our ADSs, each representing one of our Class A ordinary share, have been listed on the New York Stock Exchange since October 18, 2017 under the symbol “QD.” The table below provides the high and low market prices for our ADSs on the New York Stock Exchange since the date of our initial public offering.

	Market Price Per ADS
	High	Low
	US$	US$
Yearly:
2017(from October 18, 2017)	35.45	11.33
Quarterly:
Fourth quarter 2017 (from October 18, 2017)	35.45	11.33
First quarter 2018	17.80	11.33
Monthly:
October 2017 (from October 18, 2017)	35.45	21.90
November 2017	29.30	12.03
December 2017	14.87	11.33
January 2018	14.78	11.80
February 2018	15.00	12.60
March 2018	17.80	11.33

B.	Plan of Distribution

Not Applicable.

C.	Markets

Our ADSs, each representing one of our Class A ordinary share, have been listed on the New York Stock Exchange since October 18, 2017 under the symbol “QD.”

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the Issue

Not Applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our second amended and restated memorandum of association contained in our F-1 registration statement (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017. Our shareholders adopted our second amended and restated memorandum and articles of association by unanimous resolutions passed on May 3, 2017, and effective immediately prior to the completion of our initial public offering of common shares represented by our ADSs.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D.	Exchange Controls

See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations Related to Foreign Exchange.”

E.	Taxation

The following is a general summary of the material Cayman Islands, People’s Republic of China and United States federal income tax consequences relevant to an investment in our ADSs and Class A ordinary shares. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The discussion is based on laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address U.S. state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of our ADSs and Class A ordinary shares.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of our ADSs and Class A ordinary shares. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Pursuant to Section 6 of the Tax Concessions Law (2011 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Cabinet:

(1)	that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and

(2)	that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on our shares, debentures or other obligations.

The undertaking for us is for a period of twenty years from November 29, 2016.

People’s Republic of China Taxation

In March 2007, the National People’s Congress of China enacted the Enterprise Income Tax Law, which became effective on January 1, 2008. The Enterprise Income Tax Law provides that enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The Implementing Rules of the Enterprise Income Tax Law further defines the term “de facto management body” as the management body that exercises substantial and overall management and control over the business, personnel, accounts and properties of an enterprise. While we do not currently consider our company or any of our overseas subsidiaries to be a PRC resident enterprise, there is a risk that the PRC tax authorities may deem our company or any of our overseas subsidiaries as a PRC resident enterprise since a substantial majority of the members of our management team as well as the management team of some of our overseas subsidiaries are located in China, in which case we or the overseas subsidiaries, as the case may be, would be subject to the PRC enterprise income tax at the rate of 25% on worldwide income. If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. One example is a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or ADSs. It is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or ADSs would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

On April 30, 1984, China and the United States (each a “Contracting State”) entered into an agreement for the avoidance of double taxation and the prevention of tax evasion with respect to taxes on income, or the Sino-US Treaty. The Sino-US Treaty provides that, among others, subject to certain conditions and limitations, dividends paid by a company which is a resident enterprise of one Contracting State, to a resident (an individual citizen or a resident enterprise) of the other Contracting State, or interest arising in one Contracting State and paid to a resident of the other Contracting State, may be taxed in that other Contracting State, such dividend or interest may also be taxed in the Contracting State where the company paying the dividends is a resident, or the interest arises, according to the laws of such Contracting State, but if the recipient of dividend or interest is the beneficial owner of the dividend or interest, the tax so charged shall not exceed 10% of the gross amount of the dividend or the interest. The Sino-US Treaty also provides several methods for the elimination of double taxation: (1) in China, (a) where a resident of China derives income from the United States, the amount of the United States income tax payable in respect of that income in accordance with the provisions of the Sino-US Treaty shall be allowed as a credit against the Chinese tax imposed on that resident. The amount of credit, however, shall not exceed the amount of the Chinese tax computed with respect to that income in accordance with the taxation laws and regulations of China; (b) where the income derived from the United States is a dividend paid by a company which is a resident of the United States to a company which is a resident of China and which owns not less than 10% of the shares of the company paying the dividend, the credit shall take into account the United States income tax payable by the company paying the dividend in respect of the profits out of which the dividends are paid; (2) in the United States, in accordance with the provisions of the law of the United States, the United States shall allow to a resident or citizen of the United States as a credit against the United States tax on income: (a) the income tax paid to China by or on behalf of such resident or citizen; and (b) in the case of a United States company owning at least 10% of the voting rights in a company which is a resident of China and from which the United States company receives dividends, the income tax paid to China by or on behalf of the distributing company with respect to the profits out of which the dividends are paid; and (3) income derived by a resident of a Contracting State which may be taxed in the other Contracting State in accordance with the Sino-US Treaty shall be deemed to arise in that other Contracting State.

Certain United States Federal Income Tax Considerations

The following discussion describes certain United States federal income tax consequences of the purchase, ownership and disposition of our ADSs and Class A ordinary shares as of the date hereof. This discussion deals only with ADSs and Class A ordinary shares that are held as capital assets by a United States Holder (as defined below).

As used herein, the term “United States Holder” means a beneficial owner of our ADSs or Class A ordinary shares that is, for United States federal income tax purposes, any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those summarized below. In addition, this discussion is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

This discussion does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding our ADSs or Class A ordinary shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns or is deemed to own 10% or more of our stock (by vote or value);

•	a person required to accelerate the recognition of any item of gross income with respect to our ADSs or Class A ordinary shares as a result of such income being recognized on an applicable financial statement;

•	a partnership or other pass-through entity for United States federal income tax purposes; or

•	a person whose “functional currency” is not the United States dollar.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds our ADSs or Class A ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ADSs or Class A ordinary shares, you should consult your tax advisors.

This discussion does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income or the effects of any state, local or non-United States tax laws. If you are considering the purchase of our ADSs or Class A ordinary shares, you should consult your own tax advisors concerning the particular United States federal income tax consequences to you of the purchase, ownership and disposition of our ADSs or Class A ordinary shares, as well as the consequences to you arising under other United States federal tax laws and the laws of any other taxing jurisdiction.

ADSs

If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying Class A ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of Class A ordinary shares for ADSs will not be subject to United States federal income tax.

Taxation of Dividends

Subject to the discussion under “— Passive Foreign Investment Company” below, the gross amount of distributions on the ADSs or Class A ordinary shares (including any amounts withheld to reflect potential PRC withholding taxes, as discussed above under “— People’s Republic of China Taxation”) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the tax basis of the ADSs or Class A ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain recognized on a sale or exchange. We do not, however, expect to determine earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend.

Any dividends that you receive (including any withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

With respect to non-corporate United States investors, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation generally is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which are listed on the NYSE) are readily tradable on an established securities market in the United States. Since we do not expect that our Class A ordinary shares will be listed on an established securities market in the United States, we do not believe that dividends that we pay on our common shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance, however, that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also generally includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, we may be eligible for the benefits of the income tax treaty between the United States and PRC, or the Treaty, and if we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by ADSs, may be eligible for reduced rates of taxation. See “Taxation — People’s Republic of China Taxation.” Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

In addition, notwithstanding the forgoing, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a passive foreign investment company (a “PFIC”) in the taxable year in which such dividends are paid or in the preceding taxable year. As discussed below under “— Passive Foreign Investment Company,” we believe that there is a significant risk that we will be classified as a PFIC for 2017, and we may be classified as a PFIC in future taxable years.

Subject to certain conditions and limitations (including a minimum holding period requirement), any PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or Class A ordinary shares will be treated as income from sources outside the United States and will generally constitute passive category income. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

Distributions of ADSs, Class A ordinary shares or rights to subscribe for ADSs or Class A ordinary shares that are received as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income tax.

Passive Foreign Investment Company

In general, we will be a PFIC for United States federal income tax purposes for any taxable year in which:

•	at least 75% of our gross income is passive income, or

•	at least 50% of the value (determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% (by value) of the stock of another corporation, for purposes of determining whether we are a PFIC, we will be treated as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income. However, there is uncertainty as to the treatment of our corporate structure and ownership of our consolidated VIEs for United States federal income tax purposes. For United States federal income tax purposes, we consider ourselves to own the stock of our consolidated VIEs. If it is determined, contrary to our view, that we do not own the stock of our consolidated VIEs for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), we may be treated as a PFIC.

We consider ourselves as a service provider with the primary business purpose of focusing on our data technology. We aim to facilitate credit to borrowers that are funded by institutional funding partners rather than by using our own capital. As such, fees received from borrowers are recorded as financing income or loan facilitation income and others on our consolidated statements of operations. However, we have historically funded, and may continue to fund, credit drawdowns with our own capital. In such case, the fees received from borrowers may be treated as interest for purposes of the PFIC rules. Given the foregoing and based on the past and projected composition and classification of our income and assets, we believe that there is a significant risk that we will be classified as a PFIC for 2017, and we may be classified as a PFIC in future taxable years. However, there are uncertainties in the application of the PFIC rules to a company with our particular business operations, in particular related to the classification of our income as active or passive. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that our PFIC status may change due to changes in our asset or income composition. The calculation of the value of our assets will also be based, in part, on the quarterly market value of our ADSs, which is subject to change. Therefore, a decrease in the price of our ADSs may also result in our becoming a PFIC. If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares, you will be subject to special tax rules discussed below.

If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares and you do not make a timely mark-to-market election, as described below, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ADSs or Class A ordinary shares. Distributions received in a taxable year will be treated as excess distributions to the extent that they are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or Class A ordinary shares. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or Class A ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

Although the determination of whether we are a PFIC is made annually, if we are a PFIC for any taxable year in which you hold our ADSs or Class A ordinary shares, you will generally be subject to the special tax rules described above for that year and for each subsequent year in which you hold the ADSs or Class A ordinary shares (even if we do not qualify as a PFIC in such subsequent years). However, if we cease to be a PFIC, you can avoid the continuing impact of the PFIC rules by making a special election to recognize gain as if your ADSs or Class A ordinary shares had been sold on the last day of the last taxable year during which we were a PFIC. You are urged to consult your own tax advisor about this election.

In lieu of being subject to the special tax rules discussed above, you may make a mark-to-market election with respect to your ADSs or Class A ordinary shares provided such ADSs or Class A ordinary shares are treated as “marketable stock.” The ADSs or Class A ordinary shares generally will be treated as marketable stock if the ADSs or Class A ordinary shares are regularly traded on a “qualified exchange or other market” (within the meaning of the applicable Treasury regulations). Under current law, the mark-to-market election may be available to holders of ADSs since the ADSs are listed on the NYSE which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. It should also be noted that it is intended that only the ADSs and not the Class A ordinary shares will be listed on the NYSE. Consequently, if you are a holder of Class A ordinary shares that are not represented by ADSs, you generally will not be eligible to make a mark-to-market election.

If you make an effective mark-to-market election, for each taxable year that we are a PFIC you will include as ordinary income the excess of the fair market value of your ADSs at the end of the year over your adjusted tax basis in the ADSs. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Your adjusted tax basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. In addition, upon the sale or other disposition of your ADSs in a year that we are a PFIC, any gain will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-market election.

If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or other market, or the Internal Revenue Service consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

Alternatively, you can sometimes avoid the special tax rules described above by electing to treat a PFIC as a “qualified electing fund” under Section 1295 of the Code. However, this option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares and any of our non-United States subsidiaries is also a PFIC, you will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of the PFIC rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

You will generally be required to file Internal Revenue Service Form 8621 if you hold our ADSs or Class A ordinary shares in any year in which we are classified as a PFIC. You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs or Class A ordinary shares if we are considered a PFIC in any taxable year.

Taxation of Capital Gains

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange of the ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized for the ADSs or Class A ordinary shares and your tax basis in the ADSs or Class A ordinary shares. Subject to the discussion under “— Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if you have held the ADSs or Class A ordinary shares for more than one year. Long-term capital gains of non-corporate United States Holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax were imposed on any gain, and if you are eligible for the benefits of the Treaty, you may elect to treat such gain as PRC source gain under the Treaty. If you are not eligible for the benefits of the Treaty or if you fail to make the election to treat any gain as PRC source, then you generally would not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of ADSs or Class A ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income derived from foreign sources.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our ADSs or Class A ordinary shares and the proceeds from the sale, exchange or other disposition of our ADSs or Class A ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of exempt status or fail to report in full dividend and interest income.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

F.	Dividends and Paying Agents

Not Applicable.

G.	Statement by Experts

Not Applicable.

H.	Documents on Display

We have filed this annual report on Form 20-F, including exhibits, with the SEC. As allowed by the SEC, in Item 19 of this annual report, we incorporate by reference certain information we filed with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this annual report.

You may read and copy this annual report, including the exhibits incorporated by reference in this annual report, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and at the SEC’s regional offices in New York, New York and Chicago, Illinois. You also can request copies of this annual report, including the exhibits incorporated by reference in this annual report, upon payment of a duplicating fee, by writing information on the operation of the SEC’s Public Reference Room.

The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Our annual report and some of the other information submitted by us to the SEC may be accessed through this web site.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Our financial statements have been prepared in accordance with U.S. GAAP.

We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

All of our revenues and substantially all of our expenses are denominated in Renminbi. The functional currency of our company, QD Technologies Limited and QD Data Limited is the U.S. dollar. The functional currency of our subsidiary in the PRC, the VIEs and the VIEs’ subsidiaries is the Renminbi. We use Renminbi as our reporting currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the statements of operations. Due to foreign currency translation adjustments, we had a foreign exchange loss, net, of RMB7.2 million (US$1.1 million) in 2017.

We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although in general our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and RMB because the value of our business is effectively denominated in Renminbi, while our ADSs will be traded in U.S. dollars.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, the exchange rate between the Renminbi and the U.S. dollar had been stable and traded within a narrow band. In June 2010, the PRC government indicated that it would make the foreign exchange rate of the Renminbi more flexible, which increases the possibility of sharp fluctuations of the Renminbi’s value in the near future and the unpredictability associated with the Renminbi’s exchange rate. Since then, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

Interest Rate Risk

We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, we cannot provide assurance that we will not be exposed to material risks due to changes in market interest rate in the future.

After the completion of this annual report, we may invest the net proceeds we receive from the offering in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

Inflation

Since inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2015, December 2016 and December 2017 were increases of 1.6%, 1.9% and 1.8% respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not Applicable

B.	Warrants and Rights

Not Applicable

C.	Other Securities

Not Applicable

D.	American Depositary Shares

Depositary Fees

Under the terms of the deposit agreement for our ADSs, an ADS holder will be required to pay the following service fees to the depositary and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of ADSs):

Service	Fees

•  To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)

• Up to US$0.05 per ADS issued

• Cancelation of ADSs, including the case of termination of the deposit agreement	• Up to US$0.05 per ADS canceled

• Distribution of cash dividends	• Up to US$0.05 per ADS held

• Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	• Up to US$0.05 per ADS held

• Distribution of ADSs pursuant to exercise of rights.	• Up to US$0.05 per ADS held

Service	Fees

• Distribution of securities other than ADSs or rights to purchase additional ADSs	• Up to US$0.05 per ADS held

• Depositary services	• Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary

Depositary Charges

An ADS holder will also be responsible to pay certain fees and expenses incurred by the depositary and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of ADSs) such as:

•	Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).
•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.

•	Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when ordinary shares are deposited or withdrawn from deposit).

•	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

•	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs.

•	Any applicable fees and penalties thereon.

The depositary fees payable upon the issuance and cancelation of ADSs are typically paid to the depositary by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary and by the brokers (on behalf of their clients) delivering the ADSs to the depositary for cancelation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary.

In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time.

Payments by Depositary

As of March 31, 2018, we did not receive any payment from Deutsche Bank Trust Company Americas, the depositary bank for our ADR program.

PART II.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.”

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File No. 333-220511) in relation to our initial public offering, which was declared effective by the SEC on October 17, 2017. In October 2017, we completed our initial public offering in which we issued and sold an aggregate of 35,625,000 ADSs, representing 35,625,000 Class A ordinary shares, resulting in net proceeds to us of approximately US$799.6 million.

As of December 31, 2017, we had used a portion of the net proceeds received from our initial public offering, which consisted of US$100 million for capital contribution to fund our Dabai Auto business and US$63.7 million to repurchase our outstanding ADSs.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the specified time periods and accumulated and communicated to our management, including our principal executive officer and principal accounting officer, as appropriate, to allow timely decisions regarding required disclosure.

Our management, under the supervision and with the participation of our principal executive officer and our principal accounting officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, as of December 31, 2017. Based on that evaluation, our principal executive officer and principal accounting officer have concluded that our disclosure controls and procedures are effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the Commission.

Management’s Annual Report on Internal Control over Financial Reporting.

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Internal Control Over Financial Reporting.

In the course of auditing our consolidated financial statements as of December 31, 2017, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness related to our lack of sufficient number of financial reporting personnel with appropriate level of knowledge and experience in application of U.S. GAAP and SEC rules and regulations commensurate with our reporting requirements.

We have taken initiatives to improve our internal control over financial reporting to address the material weakness that have been identified, including: hired a chief financial officer and an additional senior financial reporting manager with experience in U.S. GAAP accounting and SEC reporting to lead accounting and financial reporting matters; designated more resources to improve the period-end closing procedures for financial statements and relevant disclosures preparation; and established an audit committee with members who have an appropriate level of financial expertise to oversee our accounting and financial reporting processes as well as our external and internal audits. We have also taken other steps to strengthen our internal control over financial reporting, including preparing a contracts tracking database, formalizing a set of comprehensive U.S. GAAP accounting manuals, establishing an internal audit function, continuing to hire qualified professionals with sufficient U.S. GAAP accounting and SEC reporting experience, providing relevant training to our accounting personnel and upgrading our financial reporting system to streamline monthly and year-end closings and integrate financial and operating reporting systems.

We and our independent registered public accounting firm were not required to perform an evaluation of our internal control over financial reporting as of December 31, 2017. Accordingly, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses. Material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting as required by reporting requirements under Section 404 of the Sarbanes-Oxley Act.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined Yifan Li, who is an independent director, qualifies as an audit committee financial expert as defined in Item 16A of the instruction to Form 20-F.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers and employees. We have filed our code of business conduct and ethics as an exhibit to our registration statement on Form F-1(File No. 333-220511), as amended, initially filed with the SEC on September 18, 2017. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP, our independent public accountant for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,
	2016	2017
	(In thousands of US dollars)
Audit Fees(1)	6,000	10,472
Tax Fees(2)	760	520

Total	6,760	10,992

(1)	Audit fees include the aggregate fees billed in each of the fiscal period listed for professional services rendered by our independent public accountant for the audit of our annual financial statements, review of our quarterly financial statements and services related to our initial public offering.
(2)	Tax fees include the aggregated fees billed in each of the fiscal periods listed for professional services rendered by our independent public accountant for tax compliance, tax advice and tax planning.

The policy of our audit committee or our board of directors is to pre-approve all audit and non-audit services provided by our independent public accountant, including audit services, audit-related services and other services as described above. All of the services of Ernst & Young Hua Ming LLP for 2017 and 2016 described above were in accordance with the audit committee pre-approval policy.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth information about our purchases of outstanding ADSs from November 21, 2017 to March 31, 2018:

Period	Total Number of ADSs Purchased	Average Price Paid per ADS(1)		Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs(2)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Program(2)
November 21, 2017 through November 30, 2017	2,474,836	US$	14.06	2,474,836	US$	265.2 million
December 2017	2,062,279	US$	13.92	2,062,279	US$	236.5 million
January 2018	—		—	—		—
February 2018	—		—	—		—
March 2018	—		—	—		—

Total	4,537,115	US$	14.00	4,537,115	US$	236.5 million

(1)	Each of our ADSs represents one Class A ordinary share. The average price per ADS is calculated using the execution price for each repurchase excluding commissions paid to brokers.
(2)	We announced a share repurchase program approved by our board of directors in November 2017, under which we may repurchase up to US$300 million worth of our outstanding ADSs over a period of twelve months. The repurchases have been, and will be, through various means, including open market transactions, privately negotiated transactions, tender offers or any combination thereof. The repurchases have been, and will be, effected in compliance with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, and our insider trading policy. The number of ADSs repurchased and the timing of repurchases will depend on a number of factors, including, but not limited to, price, trading volume and general market conditions.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G.	CORPORATE GOVERNANCE

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act), and our ADSs, each representing one ordinary share, are listed on the New York Stock Exchange. Under Section 303A of the New York Stock Exchange Listed Company Manual, New York Stock Exchange listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the New York Stock Exchange with limited exceptions.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not Applicable.

PART III.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Qudian Inc, its subsidiaries and its variable interest entities are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Second Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.3 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

2.1	Form of American Depositary Receipt evidencing American Depositary Shares (incorporated herein by reference to Exhibit (a) to the registration statement on Form F-6 (File No. 333-220779) filed with the Securities and Exchange Commission on October 3, 2017 with respect to American depositary shares representing our Class A ordinary shares)

2.2	Specimen of Ordinary Share Certificate (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

2.3	Form of Deposit Agreement between the Registrant and Deutsche Bank Trust Company Americas, as depositary (incorporated herein by reference to Exhibit (a) to the registration statement on Form F-6 (File No. 333-220779) filed with the Securities and Exchange Commission on October 3, 2017 with respect to American depositary shares representing our Class A ordinary shares)

4.1	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.2	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.3	Qudian Inc. 2016 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.4	Amendment No. 1 to Qudian Inc. 2016 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.5	Amendment No. 2 to Qudian Inc. 2016 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

Exhibit Number	Description of Document

4.6

English Translation of Equity Interest Pledge Agreement concerning Beijing Happy Time, among Ganzhou Qufenqi, Mr. Min Luo, Tianjin Happy Share, Shanghai Yunxin Venture Capital Co., Ltd., Phoenix Auspicious Internet Investment L.P., Tianjin Blue Run Xinhe Investment Center L.P., Jiaxing Blue Run Quchuan Investment L.P., Ningbo Yuanfeng Venture Capital L.P., Shenzhen Huasheng Qianhai Investment Co., Ltd., Beijing Kunlun Tech Co., Ltd. and Beijing Happy Time, dated December 9, 2016 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.7	English translation of Power of Attorney Agreement concerning Beijing Happy Time, between Ganzhou Qufenqi and Tianjin Happy Share, dated December 9, 2016 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.8	English translation of Power of Attorney Agreement concerning Beijing Happy Time, between Ganzhou Qufenqi and Shanghai Yunxin Venture Capital Co., Ltd., dated December 9, 2016 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.9	English translation of Power of Attorney Agreement concerning Beijing Happy Time, between Ganzhou Qufenqi and Phoenix Auspicious Internet Investment L.P., dated December 9, 2016 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.10	English translation of Power of Attorney Agreement concerning Beijing Happy Time, between Ganzhou Qufenqi and Tianjin Blue Run Xinhe Investment Center L.P., dated December 9, 2016 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.11	English translation of Power of Attorney Agreement concerning Beijing Happy Time, between Ganzhou Qufenqi and Jiaxing Blue Run Quchuan Investment L.P., dated December 9, 2016 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.12	English translation of Power of Attorney Agreement concerning Beijing Happy Time, between Ganzhou Qufenqi and Ningbo Yuanfeng Venture Capital L.P., dated December 9, 2016 (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.13	English translation of Power of Attorney Agreement concerning Beijing Happy Time, between Ganzhou Qufenqi and Shenzhen Huasheng Qianhai Investment Co., Ltd., dated December 9, 2016 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.14	English translation of Power of Attorney Agreement concerning Beijing Happy Time, between Ganzhou Qufenqi and Beijing Kunlun Tech Co., Ltd., dated December 9, 2016 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

Exhibit Number	Description of Document

4.15

English translation of Power of Attorney Agreement concerning Beijing Happy Time, between Ganzhou Qufenqi and Mr. Min Luo, dated December 9, 2016 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.16	English translation of Exclusive Business Cooperation Agreement among Ganzhou Qufenqi, Beijing Happy Time, Ganzhou Network, Ganzhou Happy Fenqi and Fuzhou Happy Time Technology Co., Ltd., dated December 9, 2016 (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.17	English translation of Exclusive Call Option Agreement concerning Beijing Happy Time, among Ganzhou Qufenqi, Mr. Min Luo, Tianjin Happy Share, Shanghai Yunxin Venture Capital Co., Ltd., Phoenix Auspicious Internet Investment L.P., Tianjin Blue Run Xinhe Investment Center L.P., Jiaxing Blue Run Quchuan Investment L.P., Ningbo Yuanfeng Venture Capital L.P., Shenzhen Huasheng Qianhai Investment Co., Ltd., Beijing Kunlun Tech Co., Ltd. and Beijing Happy Time, dated December 9, 2016 (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.18	Financial Support Undertaking Letter issued by the Registrant to Beijing Happy Time, dated February 15, 2017 (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.19	English translation of Equity Interest Pledge Agreement concerning Ganzhou Qudian, among Ganzhou Qufenqi, Mr. Min Luo, Mr. Lianzhu Lv and Ganzhou Qudian, dated May 1, 2017 (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.20	English translation of Power of Attorney Agreement concerning Ganzhou Qudian, between Mr. Min Luo and Ganzhou Qufenqi, dated May 1, 2017 (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.21	English translation of Power of Attorney Agreement concerning Ganzhou Qudian, between Mr. Lianzhu Lv and Ganzhou Qufenqi, dated May 1, 2017 (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.22	English translation of Exclusive Business Cooperation Agreement between Ganzhou Qufenqi and Ganzhou Qudian, dated May 1, 2017 (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.23	English translation of Exclusive Call Option Agreement concerning Ganzhou Qudian, among Ganzhou Qufenqi, Mr. Min Luo, Mr. Lianzhu Lv and Ganzhou Qudian, dated May 1, 2017 (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.24	Financial Support Undertaking Letter issued by the Registrant to Ganzhou Qudian, dated May 1, 2017 (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

Exhibit Number	Description of Document

4.25

English translation of Equity Interest Pledge Agreement concerning Hunan Qudian, among Ganzhou Qufenqi, Mr. Min Luo, Mr. Hongjia He and Hunan Qudian, dated May 1, 2017 (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.26	English translation of Power of Attorney Agreement concerning Hunan Qudian, between Mr. Min Luo and Ganzhou Qufenqi, dated May 1, 2017 (incorporated herein by reference to Exhibit 10.26 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.27	English translation of Power of Attorney Agreement concerning Hunan Qudian, between Mr. Hongjia He and Ganzhou Qufenqi, dated May 1, 2017 (incorporated herein by reference to Exhibit 10.27 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.28	English translation of Exclusive Business Cooperation Agreement between Ganzhou Qufenqi and Hunan Qudian, dated May 1, 2017 (incorporated herein by reference to Exhibit 10.28 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.29	English translation of Exclusive Call Option Agreement concerning Hunan Qudian, among Ganzhou Qufenqi, Mr. Min Luo, Mr. Hongjia He and Hunan Qudian, dated May 1, 2017 (incorporated herein by reference to Exhibit 10.29 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.30	Financial Support Undertaking Letter issued by the Registrant to Hunan Qudian, dated May 1, 2017 (incorporated herein by reference to Exhibit 10.30 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.31	English translation of Online Personal Loan Cooperation Agreement between Ganzhou Microcredit and Chongqing Alibaba Small Loans Co., Ltd., dated March 27, 2017 (incorporated herein by reference to Exhibit 10.31 to amendment No. 1 to the registration statement on Form F-1 (File No. 333-220511), as amended, filed with the Securities and Exchange Commission on September 25, 2017)

4.32	English translation of Amended and Restated Alipay APP Access Agreement among Beijing Happy Time, Ganzhou Microcredit, Fuzhou Microcredit, Ganzhou Network, Xinjiang Qudian Technology Co., Ltd., Xiamen Qudian and Alipay.com Co., Ltd., dated August 30, 2017 (incorporated herein by reference to Exhibit 10.32 to amendment No. 1 to the registration statement on Form F-1 (File No. 333-220511), as amended, filed with the Securities and Exchange Commission on September 25, 2017)

4.33	English translation of Zhima Credit Service Agreement between Ganzhou Network and Zhima Credit Management Co., Ltd., dated June 29, 2016 (incorporated herein by reference to Exhibit 10.33 to amendment No. 1 to the registration statement on Form F-1 (File No. 333-220511), as amended, filed with the Securities and Exchange Commission on September 25, 2017)

4.34	English Translation of Zhima Credit Service Agreement between Beijing Happy Time and Zhima Credit Management Co., Ltd., dated February 29, 2016 (incorporated herein by reference to Exhibit 10.34 to amendment No. 1 to the registration statement on Form F-1 (File No. 333-220511), as amended, filed with the Securities and Exchange Commission on September 25, 2017)

Exhibit Number	Description of Document

4.35

English Translation to Supplement Agreement to Zhima Credit Service Agreement and other agreements among Beijing Happy Time, Zhima Credit Management Co., Ltd. and Ganzhou Happy Fenqi, dated August 16, 2016 (incorporated herein by reference to Exhibit 10.35 to amendment No. 1 to the registration statement on Form F-1 (File No. 333-220511), as amended, filed with the Securities and Exchange Commission on September 25, 2017)

4.36	English translation of Zhima Credit Service Agreement between Ganzhou Microcredit and Zhima Credit Management Co., Ltd., dated March 20, 2017 (incorporated herein by reference to Exhibit 10.36 to amendment No. 1 to the registration statement on Form F-1 (File No. 333-220511), as amended, filed with the Securities and Exchange Commission on September 25, 2017)

4.37	Trust Deed Constituting Qudian Inc. Equity Incentive Trust, dated December 30, 2016, between Qudian Inc. and Ark Trust (Hong Kong) Limited (incorporated herein by reference to Exhibit 10.37 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.38	English translation of Equity Interest Pledge Agreement concerning Xiamen Qudian, among Ganzhou Qufenqi, Mr. Min Luo and Xiamen Qudian, dated June 20, 2017 (incorporated herein by reference to Exhibit 10.38 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.39	English translation of Power of Attorney Agreement concerning Xiamen Qudian, between Ganzhou Qufenqi and Mr. Min Luo, dated June 20, 2017 (incorporated herein by reference to Exhibit 10.39 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.40	English translation of Exclusive Business Cooperation Agreement between Ganzhou Qufenqi and Xiamen Qudian, dated June 20, 2017 (incorporated herein by reference to Exhibit 10.40 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.41	English translation of Exclusive Call Option Agreement concerning Xiamen Qudian, among Ganzhou Qufenqi, Mr. Min Luo and Xiamen Qudian, dated June 20, 2017 (incorporated herein by reference to Exhibit 10.41 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.42	Financial Support Undertaking Letter issued by the Registrant to Xiamen Qudian, dated June 20, 2017 (incorporated herein by reference to Exhibit 10.42 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.43	Form of Alipay Merchant Service Agreement with Alipay.com Co., Ltd. relating to multiple payments service to Alipay accounts (“Multiple Payments Agreement”) (incorporated herein by reference to Exhibit 10.43 to amendment No. 1 to the registration statement on Form F-1 (File No. 333-220511), as amended, filed with the Securities and Exchange Commission on September 25, 2017)

4.44	Form of Supplemental Agreement to Multiple Payments Agreement (incorporated herein by reference to Exhibit 10.44 to amendment No. 1 to the registration statement on Form F-1 (File No. 333-220511), as amended, filed with the Securities and Exchange Commission on September 25, 2017)

4.45	Form of Alipay Merchant Service Agreement with Alipay.com Co., Ltd. relating to merchant withholding service (“Merchant Withholding Agreement”) (incorporated herein by reference to Exhibit 10.45 to amendment No. 1 to the registration statement on Form F-1 (File No. 333-220511), as amended, filed with the Securities and Exchange Commission on September 25, 2017)

Exhibit Number	Description of Document

4.46

Form of Supplemental Agreement to Merchant Withholding Agreement (incorporated herein by reference to Exhibit 10.46 to amendment No. 1 to the registration statement on Form F-1 (File No. 333-220511), as amended, filed with the Securities and Exchange Commission on September 25, 2017)

4.47	Form of Alipay Merchant Service Agreement with Alipay.com Co., Ltd. relating to wireless shortcut package service (“Wireless Shortcut Agreement”) (incorporated herein by reference to Exhibit 10.47 to amendment No. 1 to the registration statement on Form F-1 (File No. 333-220511), as amended, filed with the Securities and Exchange Commission on September 25, 2017)

4.48	Form of Supplemental Agreement to Wireless Shortcut Agreement (incorporated herein by reference to Exhibit 10.48 to amendment No. 1 to the registration statement on Form F-1 (File No. 333-220511), as amended, filed with the Securities and Exchange Commission on September 25, 2017)

4.49	Form of Alipay Merchant Service Agreement with Alipay.com Co., Ltd. relating to entrusted payment and collection service (incorporated herein by reference to Exhibit 10.49 to amendment No. 1 to the registration statement on Form F-1 (File No. 333-220511), as amended, filed with the Securities and Exchange Commission on September 25, 2017)

4.50	Collection and Payment Agency Business Cooperation Agreement between Ganzhou Microcredit and Zhejiang E-Commerce Bank Co., Ltd., dated March 7, 2017 (incorporated herein by reference to Exhibit 10.50 to amendment No. 1 to the registration statement on Form F-1 (File No. 333-220511), as amended, filed with the Securities and Exchange Commission on September 25, 2017)

4.51	Collection and Payment Agency Service Agreement between Ganzhou Microcredit and Alipay.com Co., Ltd., dated March 17, 2017 (incorporated herein by reference to Exhibit 10.51 to amendment No. 1 to the registration statement on Form F-1 (File No. 333-220511), as amended, filed with the Securities and Exchange Commission on September 25, 2017)

8.1*	List of Subsidiaries

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Tian Yuan Law Firm

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

Exhibit Number	Description of Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QUDIAN INC.

By	/s/Min Luo
Name:	Min Luo
Title:	Chairman and Chief Executive Officer

Date: April 9, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Qudian Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Qudian Inc. (the “Company”) as of December 31, 2017 and 2016, the related consolidated statements of comprehensive (loss)/income, shareholders’ equity/ (deficit), and cash flows for each of the three years in the period ended December 31, 2017 (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2016.

Shanghai, The People’s Republic of China

April 9, 2018

QUDIAN INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		As of December 31,
	Note	2016	2017
		RMB	RMB	US$
ASSETS:

Current assets:
Cash and cash equivalents (including RMB 431,482,823 and RMB 434,976,983 (US$ 66,854,738 ) from consolidated trusts as of December 31, 2016 and 2017, respectively)		785,769,977	6,832,306,121	1,050,106,223
Restricted cash	3	—	2,252,645,588	346,225,287
Short-term investments	4	430,200,000	300,000,000	46,109,156
Short-term loan principal and financing service fee receivables (net of allowance of RMB 103,624,704 and RMB 519,254,006 (US$ 79,807,879); including net deferred origination costs of RMB 100,598 and RMB nil (US$ nil) as of December 31, 2016 and 2017, respectively; including RMB 1,003,015,844 and RMB 5,582,178,034 (US$ 857,965,054) from consolidated trusts as of December 31, 2016 and 2017, respectively)	5	4,826,790,951	8,758,544,694	1,346,163,672
Short-term finance lease receivables (net of allowance of RMB nil and RMB nil (US$ nil) as of December 31, 2016 and 2017, respectively; including unearned revenue of RMB nil and RMB 604,504 (US$ 92,911) as of December 31, 2016 and 2017, respectively)		—	8,508,487	1,307,731
Short-term amounts due from related parties (including RMB 122,572,747 and RMB 476,431,262 (US$ 73,226,144) from consolidated trusts as of December 31, 2016 and 2017, respectively)	17	585,905,707	551,214,823	84,720,167
Other current assets (net of allowance of RMB 11,822,819 and RMB 11,822,819 (US$ 1,817,134); including RMB 826,849 and RMB 83,623,450 (US$ 12,852,689) from consolidated trusts as of December 31, 2016 and 2017, respectively)	6	300,276,624	482,350,979	74,135,986

Total current assets		6,928,943,259	19,185,570,692	2,948,768,222

The accompanying notes are an integral part of these consolidated financial statements.

QUDIAN INC.

CONSOLIDATED BALANCE SHEETS - continued

AS OF DECEMBER 31, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		As of December 31,
	Note	2016	2017
		RMB	RMB	US$
Non-current assets:
Long-term loan principal and service fee receivables (net of allowances of RMB 1,489,035 and RMB nil (US$ nil) as of December 31 2016 and 2017, respectively)	5	87,822,067	—	—
Long-term finance lease receivables (net of allowance of RMB nil and RMB nil (US$ nil) as of December 31, 2016 and 2017, respectively; including unearned revenue of RMB nil and RMB 6,006,018 (US$ 923,108) as of December 31, 2016 and 2017, respectively)		—	17,899,825	2,751,153
Investment in equity method investee	7	65,194,817	44,518,544	6,842,375
Property and equipment, net		4,885,886	4,613,368	709,062
Intangible assets		128,299	5,907,842	908,019
Deferred tax assets	14	17,787,699	115,460,611	17,745,971
Long-term amounts due from related parties	17	1,000,000	—	—
Other non-current assets	8	11,836,980	6,444,671	990,528

Total non-current assets		188,655,748	194,844,861	29,947,108

TOTAL ASSETS		7,117,599,007	19,380,415,553	2,978,715,330

The accompanying notes are an integral part of these consolidated financial statements.

QUDIAN INC.

CONSOLIDATED BALANCE SHEETS - continued

AS OF DECEMBER 31, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		As of December 31,
	Note	2016	2017
		RMB	RMB	US$
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY/ (DEFICIT)

Current liabilities:
Short-term borrowings and interest payables (including short-term borrowings of the consolidated VIE without recourse to the Company of RMB 4,183,230,858 and RMB 7,979,414,522 (US$ 1,226,413,556) as of December 31, 2016 and 2017, respectively)	9	4,183,230,858	7,979,414,522	1,226,413,556
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Company of RMB 158,764,424 and RMB 293,946,084 (US$ 45,178,686) as of December 31, 2016 and 2017, respectively)	10	215,664,919	315,692,795	48,521,095
Short-term amounts due to related parties (including short-term amounts due to related parties of the consolidated VIE without recourse to the Company of RMB 19,605,313 and RMB 815,262,682 (US$ 125,303,580) as of December 31, 2016 and 2017, respectively)	17	20,473,187	719,563,038	110,594,814
Guarantee liabilities (including guarantee liabilities of the consolidated VIE without recourse to the Company of RMB 6,207,812 and RMB 46,981,325 (US$ 7,220,897) as of December 31, 2016 and 2017, respectively)	11	6,207,812	46,981,325	7,220,897
Income tax payable (including income tax payable of the consolidated VIE without recourse to the Company of RMB 102,380,663 and RMB 268,797,914 (US$ 41,313,483) as of December 31, 2016 and 2017, respectively)		102,380,663	268,373,167	41,248,201

Total current liabilities		4,527,957,439	9,330,024,847	1,433,998,563

The accompanying notes are an integral part of these consolidated financial statements.

QUDIAN INC.

CONSOLIDATED BALANCE SHEETS - continued

AS OF DECEMBER 31, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		As of December 31,
	Note	2016	2017
		RMB	RMB	US$
Non-current liabilities:
Long-term borrowings and interest payables (including long-term borrowings of the consolidated VIE without recourse to the Company RMB 76,052,124 and RMB 510,023,905 (US$ 78,389,239) as of December 31, 2016 and 2017, respectively)	9	76,052,124	510,023,905	78,389,239

Total non-current liabilities		76,052,124	510,023,905	78,389,239

Total liabilities		4,604,009,563	9,840,048,752	1,512,387,802

The accompanying notes are an integral part of these consolidated financial statements.

QUDIAN INC.

CONSOLIDATED BALANCE SHEETS - continued

AS OF DECEMBER 31, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		As of December 31,
	Note	2016	2017
		RMB	RMB	US$
Commitments and contingencies	19

Mezzanine equity
Convertible Preferred Shares	20
Series A-1 (US$0.0001 par value; 2,616,641 shares authorized, and outstanding as of December 31, 2016)		69,914,696	—	—
Series A-2 (US$0.0001 par value; 4,779,796 shares authorized, and outstanding as of December 31, 2016)		127,712,583	—	—
Series B-1 (US$0.0001 par value; 38,487,004 shares authorized, and outstanding as of December 31, 2016)		1,028,344,036	—	—
Series B-2 (US$0.0001 par value; 5,233,281 shares authorized, and outstanding as of December 31, 2016)		139,829,364	—	—
Series B-3 (US$0.0001 par value; 31,865,304 shares authorized, and outstanding as of December 31, 2016)		851,417,151	—	—
Series C-1 (US$0.0001 par value; 37,720,709 shares authorized, and outstanding as of December 31, 2016)		1,007,869,205	—	—
Series C-2 (US$0.0001 par value; 19,469,603 shares authorized, and outstanding as of December 31, 2016)		520,213,268	—	—
Series C-3 (US$0.0001 par value; 13,391,793 shares authorized, and outstanding as of December 31, 2016)		357,818,719	—	—
Series C-4 (US$0.0001 par value; 10,823,841 shares authorized, and outstanding as of December 31, 2016)		289,204,957	—	—
Series C-5 (US$0.0001 par value; 58,072,514 shares authorized, and outstanding as of December 31, 2016)		1,551,654,251	—	—

Total mezzanine equity		5,943,978,230	—	—

The accompanying notes are an integral part of these consolidated financial statements.

QUDIAN INC.

CONSOLIDATED BALANCE SHEETS - continued

AS OF DECEMBER 31, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		As of December 31,
	Note	2016	2017
		RMB	RMB	US$
Shareholders’equity/ (deficit):

Ordinary shares (US$0.0001 par value; 577,539,514 shares authorized, and 79,305,191 shares issued and outstanding as of December 31, 2016)	22	54,754	—	—
Class A Ordinary shares (US$0.0001 par value; nil shares authorized, issued, and outstanding as of December 31, 2016; 656,508,828 shares authorized, 262,347,283 shares issued and outstanding, as of December 31, 2017)	22	—	177,140	27,226
Class B Ordinary shares (US$0.0001 par value; nil shares authorized, issued, and outstanding as of December 31, 2016; 63,491,172 shares authorized, 63,491,172 shares issued and outstanding, as of December 31, 2017)	22	—	43,836	6,737
Treasury shares	21		(421,164,802)	(64,731,845)
Additional paid-in capital		80,458,209	7,571,703,230	1,163,749,478
Accumulated other comprehensive loss		—	(77,947,461)	(11,980,305)
Accumulated (deficit)/ retained earnings		(3,510,901,749)	2,467,554,858	379,256,237

Total shareholders’equity/ (deficit)		(3,430,388,786)	9,540,366,801	1,466,327,528

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’EQUITY/ (DEFICIT)		7,117,599,007	19,380,415,553	2,978,715,330

The accompanying notes are an integral part of these consolidated financial statements.

QUDIAN INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		For the years ended December 31,
	Note	2015	2016	2017
		RMB	RMB	RMB	US$
Revenues:
Financing income (including related party amounts of RMB 133,380, RMB 90,539 and RMB 4,551 (US$ 699) for the years ended December 31, 2015, 2016 and 2017, respectively)		153,554,326	1,271,455,857	3,642,183,767	559,793,395
Sales commission fee		62,181,657	126,693,335	797,167,074	122,522,336
Revenue from sales-type lease		—	—	26,083,472	4,008,956
Penalty fees		19,271,448	22,943,166	7,922,387	1,217,649
Loan facilitation income and others		—	21,753,981	302,009,352	46,417,989

Total revenues		235,007,431	1,442,846,339	4,775,366,052	733,960,325

Operating cost and expenses:
Cost of revenues (including related party amounts of RMB 8,185,069, RMB 47,336,686 and RMB 221,009,227 (US$ 33,968,496) for the years ended December 31, 2015, 2016 and 2017, respectively)	12	(148,416,681)	(267,862,006)	(880,845,857)	(135,383,529)
Sales and marketing (including related party amounts of RMB nil, RMB 36,149,807 and RMB 238,114,969 (US$ 36,597,600) for the years ended December 31, 2015, 2016 and 2017, respectively)		(192,602,650)	(182,457,597)	(431,749,549)	(66,358,691)
General and administrative		(42,425,953)	(108,786,166)	(183,673,832)	(28,230,151)
Research and development		(37,529,908)	(52,275,077)	(153,257,564)	(23,555,256)
Loss on guarantee liabilities		—	(860,989)	(150,152,083)	(23,077,953)
Provision for loan principal, financing service fee receivables and other receivables		(45,110,717)	(132,176,545)	(605,163,716)	(93,011,960)

Total operating cost and expenses		(466,085,909)	(744,418,380)	(2,404,842,601)	(369,617,540)
Other operating income		—	14,646,251	50,702,352	7,792,809

(Loss)/income from operations		(231,078,478)	713,074,210	2,421,225,803	372,135,594
Interest and investment income, net	13	2,888,911	1,857,328	4,210,903	647,204
Foreign exchange gain/ (loss), net		752,253	(9,651,304)	(7,176,838)	(1,103,060)
Other income		778,777	47,186	2,107,933	323,983
Other expenses		(6,505,207)	(1,834,352)	(362,978)	(55,789)

Net (loss)/income before income taxes		(233,163,744)	703,493,068	2,420,004,823	371,947,932
Income tax expenses	14	—	(126,840,450)	(255,546,003)	(39,276,702)

Net (loss)/income		(233,163,744)	576,652,618	2,164,458,820	332,671,230

The accompanying notes are an integral part of these consolidated financial statements.

QUDIAN INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		For the years ended December 31,
	Note	2015	2016	2017
		RMB	RMB	RMB	US$
Net (loss)/income attributable to Qudian Inc.’s shareholders		(233,163,744)	576,652,618	2,164,458,820	332,671,230

(Loss)/earnings per share for Class A and Class B ordinary shares:
Basic	15	(2.94)	7.27	17.13	2.63
Diluted	15	(2.94)	1.90	7.09	1.09

Earnings per ADS (1 Class A ordinary share equals 1 ADSs):
Basic	15			17.13	2.63
Diluted	15			7.09	1.09

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	15	79,305,191	79,305,191	126,390,196	126,390,196
Diluted	15	79,305,191	303,778,745	305,221,444	305,221,444

Other comprehensive loss
Foreign currency translation adjustment		—	—	(77,947,461)	(11,980,305)

Total comprehensive (loss)/income		(233,163,744)	576,652,618	2,086,511,359	320,690,925

Total comprehensive (loss)/income attributable to Qudian Inc.’s shareholders		(233,163,744)	576,652,618	2,086,511,359	320,690,925

The accompanying notes are an integral part of these consolidated financial statements.

QUDIAN INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY/(DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	Class A and B Ordinary shares		Treasury shares	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings/ (loss)	Total shareholders’ equity/ (deficit)
	Number of shares	Amount
		RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2014	79,305,191	—	—	2,717,419	—	(5,984,753,262)	(5,982,035,843)
Capital contribution by shareholders	—	—	—	422,679,605	—	—	422,679,605
Share-based compensation (Note 18)	—	—	—	55,607,170	—	—	55,607,170
Shareholder distribution	—	—	—	(422,679,605)	—	(415,754,972)	(838,434,577)
Net loss	—	—	—	—	—	(233,163,744)	(233,163,744)

Balance at December 31, 2015	79,305,191	—	—	58,324,589	—	(6,633,671,978)	(6,575,347,389)
Capital contribution by shareholders	—	—	—	2,546,172,365	—	—	2,546,172,365
Share-based compensation (Note 18)	—	—	—	22,133,620	—	—	22,133,620
Change in capital contribution	—	54,754	—	(2,546,172,365)	—	2,546,117,611	—
Net income	—	—	—	—	—	576,652,618	576,652,618

Balance at December 31, 2016	79,305,191	54,754	—	80,458,209	—	(3,510,901,749)	(3,430,388,786)
Issuance of ordinary shares
– Initial Public Offering (“IPO”)	35,625,000	23,601	—	5,297,362,243	—	—	5,297,385,844
Canceled Shares	(15,814,019)	(10,895)	—	—	—	—	(10,895)
Conversion of convertible preferred shares to ordinary shares	222,460,486	147,380	—	2,129,833,063	—	3,813,997,787	5,943,978,230
Repurchase of ordinary shares	(4,537,115)	—	(421,164,802)	—	—	—	(421,164,802)
Share-based compensation (Note 18)	8,798,912	6,136	—	64,049,715	—	—	64,055,851
Foreign currency translation adjustment	—	—	—	—	(77,947,461)	—	(77,947,461)
Net income	—	—	—	—	—	2,164,458,820	2,164,458,820

	325,838,455	220,976	(421,164,802)	7,571,703,230	(77,947,461)	2,467,554,858	9,540,366,801

The accompanying notes are an integral part of these consolidated financial statements.

QUDIAN INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	For the years ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net (loss)/income	(233,163,744)	576,652,618	2,164,458,820	332,671,230
Adjustments to reconcile net (loss)/ income to net cash used in operating activities:
Provision for loan principal, financing service fee receivables and other receivables	45,110,717	132,176,545	605,163,716	93,011,960
Depreciation and amortization	681,004	1,503,467	5,790,986	890,058
Amortization of deferred origination costs	17,559,933	24,602,131	100,598	15,462
Share-based compensation expense	55,607,170	22,133,620	64,055,851	9,845,204
Share of loss from equity method investment	—	4,805,183	20,676,273	3,177,885
Investment income of short-term investments	(764,538)	—	—	—
Foreign exchange loss, net	—	9,651,304	7,176,838	1,103,060
Changes in operating assets and liabilities:
Financing service fee receivables	718,823	(48,525,142)	(78,970,874)	(12,137,601)
Restricted cash	—	—	278,331,247	42,778,729
Receivables from related parties	2,017,359	(180,927,010)	629,329	96,726
Deferred tax assets	—	(17,787,699)	(97,672,912)	(15,012,052)
Other current and non-current assets	(28,177,699)	(39,046,338)	(308,848,776)	(47,469,191)
Interest payables	6,174,213	17,598,338	121,442,961	18,665,441
Payables to related parties	—	20,473,187	(16,496,440)	(2,535,456)
Guarantee liabilities	—	6,357,074	165,571,647	25,447,896
Other current and non-current liabilities	31,917,006	264,395,861	144,730,768	22,244,712

Net cash (used in)/ provided by operating activities	(102,319,756)	794,063,139	3,076,140,032	472,794,063

Cash flows from investing activities:
Proceeds from redemption of short-term investments	828,237,006	4,529,102,112	1,285,350,000	197,554,678
Proceeds from collection of loan principal	2,437,826,998	27,075,216,252	50,042,116,060	7,691,332,410
Principal collection of finance lease receivables	—	—	70,773	10,878
Proceeds from collection of loan principal due from related parties	810,234	4,132,735	272,318	41,855
Realized investment income or loss of short-term investments	764,538	—	—	—
Purchases of short-term investments	(877,237,006)	(4,910,302,112)	(1,155,150,000)	(177,543,304)
Purchases of property and equipment and intangible assets	(1,510,676)	(4,607,296)	(11,298,011)	(1,736,472)
Purchases of equity method investment	—	(70,000,000)	—	—
Payments to originate loan principal	(4,250,330,419)	(30,218,978,369)	(50,840,449,655)	(7,814,034,037)
Payments to originate finance lease receivables	—	—	(26,479,085)	(4,069,761)
Payments to originate loan principal due from related parties	(3,515,287)	(2,700,000)	—	—

Net cash used in investing activities	(1,864,954,612)	(3,598,136,678)	(705,567,600)	(108,443,753)

The accompanying notes are an integral part of these consolidated financial statements.

QUDIAN INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	For the years ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Contribution from shareholders	422,679,605	2,546,172,365	—	—
Proceeds from issuance of ordinary shares	—	—	5,339,532,767	820,671,160
Proceeds from borrowings	3,162,152,632	9,487,194,896	8,731,138,213	1,341,951,372
Proceeds from related parties	665,321,624	—	850,500,000	130,719,457
Refund of guarantee deposits from Funding Partners	62,307,707	90,375,383	286,707,459	44,066,130
Payments to related parties	—	(777,326,275)	(17,812,790)	(2,737,776)
Repayment of borrowings	(1,983,951,370)	(6,897,751,640)	(10,814,431,453)	(1,662,147,680)
Distributions to shareholders	—	(838,434,577)	—	—
Repurchase of ordinary shares	—	—	(421,164,802)	(64,731,845)
Payments for IPO expenditure	—	(450,000)	(39,461,883)	(6,065,180)
Payments of guarantee deposits to Funding Partners	(153,050,653)	(230,050,643)	(161,096,338)	(24,760,054)

Net cash provided by financing activities	2,175,459,545	3,379,729,509	3,753,911,173	576,965,584

Effect of exchange rate changes	—	—	(77,947,461)	(11,980,305)
Net increase in cash and cash equivalents	208,185,177	575,655,970	6,046,536,144	929,335,589
Cash and cash equivalents at beginning of the year	1,928,830	210,114,007	785,769,977	120,770,634

Cash and cash equivalents at end of the year	210,114,007	785,769,977	6,832,306,121	1,050,106,223

Supplemental disclosures of cash flow information:
Income taxes paid	—	54,370,824	231,132,984	35,524,489
Interest expense paid	116,668,440	193,351,692	442,572,058	68,022,080

The accompanying notes are an integral part of these consolidated financial statements.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

1. Organization

Qudian Inc. (the “Company”, and where appropriate, the term “Company” also refers to its subsidiaries, variable interest entities and subsidiaries of the variable interest entities as a whole) is a limited company incorporated in the Cayman Islands under the laws of the Cayman Islands on November 16, 2016. The Company, through its subsidiaries, variable interest entities (“VIEs”) and subsidiaries of the VIEs, are principally engaged in the operation of online platforms to provide small consumer credit products in the People’s Republic of China (the “PRC”). The Company does not conduct any substantive operations of its own. As PRC law and regulations prohibit foreign control of companies involved in internet value-added business, the Company conducts its primary business operations through its VIEs and the subsidiaries of the VIEs.

As of December 31, 2017, the Company’s subsidiaries and VIEs are as follows:

Entity	Date of incorporation	Place of incorporation	Percentage of legal ownership by the Company	Principal activities
Subsidiaries
QD Data Limited (“Qudian HK”)	December 2, 2016	Hong Kong (“HK”)	100%	Investment holding
QD Technology Limited (“Qudian BVI”)	November 23, 2016	British Virgin Islands (“BVI”)	100%	Investment holding
Qufenqi (Ganzhou) Information Technology Co., Ltd. (“Qufenqi Ganzhou”)	September 5, 2016	PRC	100%	Investment holding, research and development
Qudian Inc. Equity Incentive Trust (“Share Based Payment Trust”)	December 30, 2016	HK	Nil	Employee benefits
Qufenqi (HK) Limited (“Qufenqi HK”)	April 28, 2014	HK	100%	Investment holding
Xiamen Qudian Financial Lease Ltd. (“Xiamen Financial Lease”)	April 21, 2017	PRC	100%	Financial lease

VIEs
Beijing Happy Time Technology Development Co., Ltd. (“Beijing Happy Time”)	April 9, 2014	PRC	Nil	Technology development and service, sale of products
Ganzhou Qudian Technology Co., Ltd. (“Ganzhou Qudian”)	November 25, 2016	PRC	Nil	Technology development and service, sale of products
Hunan Qudian Technology Development Co., Ltd.(“Hunan Qudian”)	November 2, 2016	PRC	Nil	Technology development and service, sale of products
Xiamen Qudian Technology Co., Ltd. (“Xiamen Qudian”)	April 1, 2017	PRC	Nil	Technology development and service, sale of products

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

1. Organization - continued

Additionally, Beijing Happy Time, Ganzhou Qudian and Hunan Qudian have several subsidiaries incorporated in the PRC.

On November 23, 2016, the Company set up a wholly-owned subsidiary, Qudian BVI in the BVI. On December 2, 2016, the Company set up another wholly-owned subsidiary, Qudian HK in Hong Kong. On December 5, 2016, the Company transferred all of its shares of Qudian HK to Qudian BVI. On December 9, 2016, Qudian HK acquired all the equity interests of Qufenqi Ganzhou from Qufenqi HK, for a consideration of US$100,000. On December 9, 2016, Beijing Happy Time signed a series of contractual agreements with Qufenqi Ganzhou and its shareholders. On May 1, 2017, Hunan Qudian and Ganzhou Qudian signed a series of contractual agreements with Qufenqi Ganzhou and their shareholders. On June 20, 2017, Xiamen Qudian signed a series of contractual agreements with Qufenqi Ganzhou and its shareholders (collectively, the “VIE Agreements”).

The Company, through Qufenqi Ganzhou entered into power of attorney and an exclusive call option agreement with the nominee shareholders of the VIEs that gave Qufenqi Ganzhou the power to direct the activities that most significantly affect the economic performance of the VIEs and acquire the equity interests in the VIEs when permitted by the PRC laws, respectively. Certain exclusive agreements have been entered into with the VIEs through Qufenqi Ganzhou, which obligate Qufenqi Ganzhou to absorb a majority of the risk of loss from the VIEs’ activities and entitle Qufenqi Ganzhou to receive a majority of their residual returns. In addition, the Company has entered into share pledge agreements for the equity interests in the VIEs held by the nominee shareholders of the VIEs. The Company agreed to provide unlimited financial support to the VIEs for their operations. In addition, pursuant to the resolutions of all shareholders of the Company and the resolutions of the board of directors of the Company (the “Resolutions”), the board of directors of the Company (the “Board of Directors”) or any officer authorized by the Board of Directors (the “Authorized Officer”) shall cause Qufenqi Ganzhou to exercise the rights under the power of attorney entered into among Qufenqi Ganzhou, the VIEs and the nominee shareholders of the VIEs and Qufenqi Ganzhou’s rights under the exclusive call option agreement between Qufenqi Ganzhou and the VIEs. As a result of the Resolutions and the provision of unlimited financial support from the Company to the VIEs, the Company has been determined to be most closely associated with the VIEs within the group of related parties and was considered to be the Primary Beneficiary.

Despite the lack of technical majority ownership, the Company has effective control of the VIEs through the VIE Agreements and a parent-subsidiary relationship exists between the Company and the VIEs. Through the VIE Agreements, the shareholders of the VIEs effectively assigned all of their voting rights underlying their equity interest in the VIEs to the Company. In addition, through the other exclusive agreements, which consist of exclusive option agreement, exclusive business cooperation agreement, and equity pledge agreement, the Company, through its wholly-owned subsidiaries in the PRC, have the right to receive economic benefits from the VIEs that potentially could be significant to the VIEs. Lastly, through the financial support undertaking letter, the Company has the obligation to absorb losses of the VIEs that could potentially be significant to the VIEs. Therefore, the Company is considered the primary beneficiary of the VIEs and consolidates the VIEs and its consolidated subsidiaries as required by SEC Regulation S-X Rule 3A-02 and ASC topic 810 (“ASC 810”), Consolidation.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

1. Organization - continued

The following is a summary of the VIE Agreements:

(1) Power of Attorney Agreements:

Pursuant to the power of attorney agreements signed between the VIEs’ nominee shareholders and Qufenqi Ganzhou, each nominee shareholder irrevocably appointed Qufenqi Ganzhou as its attorney-in-fact to exercise on each shareholder’s behalf any and all rights that each shareholder has in respect of its equity interest in the VIEs (including but not limited to executing the exclusive right to purchase agreements, the voting rights and the right to appoint directors and executive officers of the VIEs). The agreements are effective and irrevocable as long as the nominee shareholder remains a shareholder of the VIEs.

(2) Exclusive Call Option Agreements:

Pursuant to the exclusive call option agreements entered into between the VIEs’ nominee shareholders and Qufenqi Ganzhou, the nominee shareholders irrevocably granted Qufenqi Ganzhou a call option to request the nominee shareholders to transfer or sell any part or all of its equity interests in the VIEs, or any or all of the assets of the VIEs, to Qufenqi Ganzhou, or their designees. The purchase price of the equity interests in the VIEs shall be equal to the minimum price required by PRC law. As for the assets of the VIEs, the purchase price should be equal to the book value of the assets or the minimum price as permitted by applicable PRC law, whichever is higher. Without Qufenqi Ganzhou’s prior written consent, the VIEs and their nominee shareholders shall not amend their articles of association, increase or decrease the registered capital, sell or otherwise dispose of their assets or beneficial interests, create or allow any encumbrance on their assets or other beneficial interests and provide any loans or guarantees, etc. The nominee shareholders cannot request any dividends or other form of assets. If dividends or other form of assets were distributed, the nominee shareholders shall transfer all received distribution to Qufenqi Ganzhou or their designees. The agreements are not terminated until all of the equity interests of the VIEs have been transferred to Qufenqi Ganzhou or the person(s) designated by Qufenqi Ganzhou. None of the nominee shareholders have the right to terminate or revoke the agreements under any circumstance unless otherwise regulated by law.

(3) Exclusive Business Cooperation Agreements:

Pursuant to the exclusive business cooperation agreements entered into by Qufenqi Ganzhou and the VIEs and their subsidiaries, Qufenqi Ganzhou provides exclusive technical support and consulting services in return for fees based on 100% of the VIEs’ profit before tax, which is adjustable at the sole discretion of Qufenqi Ganzhou. Without Qufenqi Ganzhou’s consent, the VIEs and their subsidiaries cannot procure services from any third party or enter into similar service arrangements with any other third party, except for those from Qufenqi Ganzhou. In addition, the profitable consolidated VIEs and their subsidiaries have granted Qufenqi Ganzhou an exclusive right to purchase any or all of the business or assets of each of the profitable consolidated VIEs and their subsidiaries at the lowest price permitted under PRC law. The agreements are irrevocable or can only be unilaterally revoked/amended by Qufenqi Ganzhou.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

1. Organization - continued

The following is a summary of the VIE Agreements: - continued

(4) Equity Pledge Agreements:

Pursuant to the equity interest pledge agreements, each nominee shareholder of the VIEs has pledged all of its respective equity interests in the VIEs to Qufenqi Ganzhou as continuing first priority security interest to guarantee the performance of their and the VIEs’ obligations under the power of attorney agreements, the exclusive call option agreements and the exclusive business cooperation agreements. Qufenqi Ganzhou is entitled to all dividends during the effective period of the share pledge except as it agrees otherwise in writing. If the VIEs or any of the nominee shareholder breaches its contractual obligations, Qufenqi Ganzhou will be entitled to certain rights regarding the pledged equity interests, including receiving proceeds from the auction or sale of all or part of the pledged equity interests of the VIEs in accordance with PRC law. None of the nominee shareholders shall, without the prior written consent of Qufenqi Ganzhou, assign or transfer to any third party, distribute dividends and create or cause any security interest and any liability in whatsoever form to be created on, all or any part of the equity interests it holds in the VIEs. The agreements are not terminated until all of the technical support and consulting and service fees have been fully paid under the exclusive business cooperation agreements and all of VIEs’ obligations have been terminated under the other controlling agreements.

In addition, the Company entered into following agreements:

(1) Financial support undertaking letters

Pursuant to the financial support undertaking letters, the Company is obligated and hereby undertakes to provide unlimited financial support to the VIEs, to the extent permissible under the applicable PRC laws and regulations, whether or not any such operational loss is actually incurred. The Company will not request repayment of the loans or borrowings if the VIEs or their shareholders do not have sufficient funds or are unable to repay.

(2) Resolutions of all shareholders and resolution of the board of directors of Qudian Inc.

The shareholders and the Board of Directors resolved that the Board of Directors or any officer authorized by the Board of Directors shall cause Qufenqi Ganzhou to exercise its rights under the power of attorney agreements and the exclusive call option agreements when the Board of Directors or the Authorized Officer determines that such exercise is in the best interests of the Company and Qufenqi Ganzhou to do so.

In the opinion of the Company’s legal counsel, (i) the ownership structure of the PRC subsidiaries and the VIEs, both currently does not violate applicable PRC laws and regulations; (ii) each of the VIE Agreements is valid, binding and enforceable in accordance with its terms and applicable PRC laws or regulations and will not violate applicable PRC laws or regulations; (iii) the financial support letters issued by the Company to the VIEs, does not violate the PRC laws and regulations (iv) the resolutions are valid in accordance with the articles of association of the Company and Cayman Island Law.

However, uncertainties in the PRC legal system could cause the Company’s current ownership structure to be found in violation of existing and/or future PRC laws or regulations and could limit the Company’s ability to

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

1. Organization - continued

In addition, the Company entered into following agreements: - continued

enforce its rights under these contractual arrangements. Furthermore, the nominee shareholders of the VIEs may have interests that are different than those of the Company, which could potentially increase the risk that they would seek to act contrary to the terms of the contractual agreements with the VIEs.

In addition, if the current structure or any of the contractual arrangements were found to be in violation of any existing or future PRC laws or regulations, the Company could be subject to penalties, which could include, but not be limited to, revocation of business and operating licenses, discontinuing or restricting business operations, restricting the Company’s right to collect revenues, temporary or permanent blocking of the Company’s internet financial services platforms, restructuring of the Company’s operations, imposition of additional conditions or requirements with which the Company may not be able to comply, or other regulatory or enforcement actions against the Company that could be harmful to its business. The imposition of any of these or other penalties could have a material adverse effect on the Company’s ability to conduct its business.

Except for the deposits that were held by Peer-to-Peer lending platforms (“P2P platforms”), banks and other institutions, private financial assets trading platform, trust beneficiaries and other funding partners (collectively referred as the “Funding Partners”) as guarantee deposits, there was no other pledge or collateralization of the VIEs’ assets. Creditors of the VIEs have no recourse to the general credit of the Company, who is the primary beneficiary of the VIEs, through its 100% controlled subsidiary Qufenqi Ganzhou. The Company has not provided any financial or other support that it was not previously contractually required to provide to the VIEs during the periods presented. The table sets forth the assets and liabilities of the VIEs included in the Company’s consolidated balance sheets:

	As of December 31,
	2016	2017
	RMB	RMB	US$
Short-term loan principal and financing service fee receivables	4,826,790,951	8,758,544,694	1,346,163,672
Other current assets	2,096,813,435	5,801,157,313	891,621,552

Total current assets	6,923,604,386	14,559,702,007	2,237,785,224

Total non-current assets	188,655,748	165,191,933	25,389,535

Total assets	7,112,260,134	14,724,893,940	2,263,174,759

Total current liabilities	4,470,189,070	9,403,402,527	1,445,276,505
Total non-current liabilities	76,052,124	510,023,905	78,389,239

Total liabilities	4,546,241,194	9,913,426,432	1,523,665,744

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

1. Organization - continued

In addition, the Company entered into following agreements: - continued

The following table sets forth the results of operations of the VIEs included in the Company’s consolidated statements of comprehensive (loss)/ income:

	For the years ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
Revenues	235,007,431	1,442,846,339	4,749,249,922	729,946,348
Net (loss)/ income	(233,163,744)	650,872,408	2,222,086,399	341,528,426

The table sets forth the cash flows of the VIEs included in the Company’s consolidated statements of cash flows:

	For the years ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
Net cash (used in)/ provided by operating activities	(102,319,756)	793,604,997	3,060,570,502	470,401,073
Net cash used in investing activities	(1,864,954,612)	(3,598,136,678)	(578,926,690)	(88,979,403)
Net cash provided by/ (used in) financing activities	2,175,459,545	3,380,179,509	(996,112,745)	(153,099,726)

As of December 31, 2016 and 2017, except for all assets of the consolidated trusts, the deposits that were held by the Funding Partners as guarantee deposits, there was no pledge or collateralization of the VIEs’ assets. The amount of the net assets of the VIEs were RMB 2,566 million and RMB 4,811 million (US$ 740 million) as of December 31, 2016 and 2017. The creditors of the VIEs’ third-party liabilities did not have recourse to the general credit of the Primary Beneficiary in the normal course of business. The Company did not provide or intend to provide financial or other supports not previously contractually required to the VIEs during the periods presented.

Consolidated Trusts

Since November 2016, the Company established several trusts to invest in loans through the Company’s platform using both funds from third party and the Company. Such trusts are administered by third party trust companies as the trustees. The Company provides loan facilitation service and financial guarantee to the trusts.

All assets of the consolidated trusts are collateral for the trusts’ obligations and can only be used to settle the trusts’ obligations.

Share Based Payment Trust

On December 30, 2016, the board of the Company approved and set up Qudian Inc. Equity Incentive Trust (the “Share Based Payment Trust”) for the purpose of holding options awarded to certain employees and the

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

1. Organization - continued

Share Based Payment Trust - continued

underlying shares before they are exercised as instructed by the employees. Upon the exercise of the options, the shares will be transferred to the relevant employees. As the Company has the power to govern the financial and operating policies of the Share Based Payment Trust and derives benefits from the contributions of the employees who have been awarded the options of the Company through their continued employment with the Company, the assets and liabilities of the Share Based Payment Trust are included in the consolidated balance sheets.

2. Summary of Significant Accounting Policies

Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, VIEs and the subsidiaries of the VIEs. All inter-company transactions and balances have been eliminated.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant accounting estimates reflected in the Company’s consolidated financial statements include, but are not limited to, allowance for loan principal and financing service fee receivables, allowance for other receivables, share-based compensation, valuation allowance for deferred tax assets, uncertain tax positions and fair value of investments and guarantee liabilities. Actual results could differ from these estimates.

Revenue recognition

Credit Services

The Company generates revenues primarily by providing borrowers with merchandise and cash installment credit financing. The Company records financing service fee relating to loan principal derived from these credit services over the life of the underlying loan principal using the effective interest method on unpaid principal amounts. Incentives provided to certain borrowers and deferred origination costs are recorded as a reduction in financing service fees using the effective interest method. Such financing service fees are recorded as financing income in the consolidated statements of comprehensive (loss)/income.

The incentives are provided to certain borrowers and can only be applied as a reduction to the borrower’s repayments and cannot be withdrawn by the borrowers in cash.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued

Revenue recognition - continued

The loan origination costs primarily include payments to vendors for individual credit assessments and commissions to individuals directly involved in the successful loan origination.

Financing income

Borrowers can withdraw cash (“cash installment credit services”) or purchase products (e.g. personal consumer electronics) (“merchandise installment credit services”) up to their approved credit limit and elect the installment repayment period, mainly ranging from 1 to 12 installments (either weekly or monthly) through the Company’s online website and application (collectively “financing platform”) or via borrowers’ Alipay accounts. The Company charges financing service fees for facilitating the financing, managing the financing platform and for acting as a guarantor for the financing. The financing service fees are recorded as financing income in the statement of comprehensive (loss)/ income in accordance with ASC 310.

Penalty fees

The Company charges borrowers penalty fees for late repayment of credit services. The penalty fee is calculated based on the number of overdue days of loan principals and the late payment rate. As collectability is not reasonably assured, the penalty fee is recorded on a cash basis. Penalty fees are recorded in revenue in the consolidated statements of comprehensive (loss)/income.

Sales commission fees

In addition to financing income, the Company earns a margin from its merchandise installment credit services on the products purchased from suppliers on behalf of the borrowers. The margin earned is fixed based on the retail sales price without considering the financing terms chosen by the borrower.

Sales commission fees is recorded net of the related cost on delivery date, as the Company does not assume inventory risk for the products and is considered to be an agent in accordance with ASC 605, Revenue Recognition (“ASC 605”). Additionally, the Company is not responsible for providing any post-sale support to the borrowers nor does the Company make any changes to the products purchased by the borrowers. Accordingly, the Company recognizes the sales commission fees when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collection is probable.

Sales-type lease

The legal title of the leased assets is with the Company until the leasing period ends. The fair value of the leased assets at lease inception is greater than its cost or carrying amount. Consequently, the Company has classified the leases as sales-type finance leases for financial accounting purposes. The Company reports the discounted present value of future minimum lease payments as a finance lease receivable on its balance sheet and accrues interest on the balance of the finance lease receivable based on the interest rate inherent in the applicable lease over the term of the lease. The interest earned on finance lease receivables is recognized using the effective interest method. The Company recognized interest earned on finance leases receivables as “financing income” in the amount of RMB 32,658 and in 2017.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued

Revenue recognition - continued

The Company recognized the sales price (the present value of the minimum lease payments) as “revenue from sales-type lease”.

Multiple element revenue recognition

The Company entered into the credit facilitation arrangement with financial institutions. The Company matches borrowers with the financial institutions which directly funds the credit drawdowns to the borrowers and provides post-origination services, for example, short messaging reminder services throughout the term of the loans. For each successful match, the Company earns an initial intermediary fee and a recurring service fee throughout the term of the loans. Borrowers make repayments directly to the consumer finance company and the consumer finance company will then remit the initial intermediary fees and recurring service fees to the Company on a periodic basis. The two deliverables provided by the Company are loan facilitation services and post origination services. In addition, the Company provides a guarantee to the financial institutions which requires the Company to make payments to the financial institutions based on the overdue rate of the credit portfolio under this arrangement. The Company considers the loan facilitation services and the post origination services as a multiple element revenue arrangement, and the financial institutions as the sole customer in the arrangement. The Company first allocates the consideration to the guarantee liability equaling to the fair value of the guarantee liability. The remaining consideration is allocated to the loan facilitation services and post origination services. The Company does not have vendor specific objective evidence, or VSOE, of selling price for the loan facilitation services and post origination services because the Company does not provide loan facilitation services or post origination services on a standalone basis. There is also no third-party evidence of the prices charged by third-party service providers when such services are sold separately as the basis of revenue allocation. As a result, the Company uses the best estimate of selling prices of loan facilitation services and post origination services as the basis of revenue allocation. Nevertheless, the amount allocated to the delivered loan facilitation services is limited to the amount that is not contingent on the delivery of the undelivered post origination services in accordance with ASC 605-25. The loan facilitation services and post origination services are recorded as loan facilitation income and others in the consolidated statements of comprehensive (loss)/income.

For loan facilitation services, post origination services and sales commission fees, the Company recognizes revenue when the following four revenue recognition criteria are met: (i) persuasive evidence of an arrangement exists, (ii) services have been rendered, (iii) the fee is fixed or determinable, and (iv) collectability is reasonably assured, in accordance with ASC 605. As collectability is uncertain in relation to the remaining loan facilitation services income due to the potential default by borrowers such that they are not considered to be fixed or determinable, the remaining loan facilitation service income is recorded on a cash basis.

Foreign currency translation and transactions

The functional currency of the Company, Qudian BVI and Qudian HK is US$. The Company’s subsidiaries, VIEs and subsidiaries of the VIEs with operations in the PRC adopted RMB as their functional currencies. The determination of the respective functional currency is based on the criteria stated in ASC 830, Foreign Currency Matters. The Company uses RMB as its reporting currency. The financial statements of the Company, Qudian

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued

Foreign currency translation and transactions - continued

BVI and Qudian HK are translated into RMB using the exchange rate as of the balance sheet date for assets and liabilities and average exchange rate for the year for income and expense items. Translation gains and losses are recorded in accumulated other comprehensive (loss)/income, as a component of shareholders’ equity/ (deficit). Transactions in currencies other than the functional currency are measured and recorded in the functional currency at the exchange rate prevailing on the transaction date.

Monetary assets and liabilities denominated in currencies other than the functional currency are remeasured into the functional currency at the rates of exchange prevailing at the balance sheet dates. Transaction gains and losses are recognized in the consolidated statements of comprehensive (loss)/income during the period or year in which they occur.

Cash and cash equivalents

Cash and cash equivalents primarily consist of cash and demand deposits which are highly liquid. The Company considers highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase of three months or less to be cash equivalents. All cash and cash equivalents are unrestricted as to withdrawal and use.

Guarantee deposits

In the ordinary course of business, the loan principal advanced by the Company to borrowers are transferred to certain Funding Partners. The Company is required to guarantee the recoverability of the loan principal and interest. As a result, the Company may provide a cash deposit to the respective Funding Partners. The cash deposits are released only after the loan principal and interest are settled. Guarantee deposits represent cash that cannot be withdrawn without the permission of the Funding Partners. These guarantee deposits qualify as compensating balance arrangements under SEC Regulation S-X Rule 5-02, and are classified as current or non-current assets in the consolidated balance sheets based on the terms of the underlying borrowing arrangements.

Loan principal and financing service fee receivables

Loan principal and financing service fee receivables represent payments due from borrowers that utilize the Company’s credit services. Loan principal and financing service fee receivables are recorded at amortized cost (i.e. unpaid principal and deferred origination costs), net of allowance for loan principal. Deferred origination costs are netted against revenue and amortized over the financing term using the effective interest method.

Allowance for loan principal and financing service fee receivables

The Company considers the loans to be homogenous as they are all unsecured consumer loans of similar principal amounts. The profile of the borrowers are also similar i.e. age, credit histories and employment status. Therefore, the Company applies a consistent credit risk management framework to the entire portfolio of loans in accordance with ASC 450-20, Loss Contingencies.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued

Allowance for loan principal and financing service fee receivables - continued

The allowance for loan principal and financing service fee receivables losses is calculated based on historical loss experience using a roll rate-based model. The roll rate-based model stratifies the loan principal and financing service fee receivables by delinquency stages (i.e., current, 1-30 days past due, and 31-60 days past due etc.) and projected forward in one-month increments using historical roll rates. In each month of the simulation, losses on the loan principal and financing service fee receivables types are captured, and the ending delinquency stratification serves as the beginning point of the next iteration. This process is repeated on a monthly rolling basis. The loss rate calculated for each delinquency stage is then applied to the respective loan principal and service fees balance. The Company adjusts the allowance that is determined by the roll rate-based model for various Chinese macroeconomic factors i.e. gross-domestic product rates, per capita disposable income, interest rates and consumer price indexes. Each of these macroeconomic factors are equally weighted, and a score is applied to each factor based on year-on-year increases and decreases in that respective factor.

Loan principal and financing service fee receivables are charged off when a settlement is reached for an amount that is less than the outstanding balance or when the Company has determined the balance is uncollectable. In general, the Company considers loan principal and financing service fee receivables meeting any of the following conditions as uncollectable and charged-off: (i) death of the borrower; (ii) identification of fraud, and the fraud is officially reported to and filed with relevant law enforcement departments or (iii) the amount remained outstanding 180 days past due and therefore deemed uncollectible.

For the year ended December 31, 2016, the Company considered loan principal and financing service fee receivables meeting any of the following conditions as uncollectible and charged off: (1) death of the borrower; (ii) identification of fraud, and the fraud is officially reported to and filed with relevant law enforcement departments or (iii) the amount remained outstanding 180 days past due and after the Company concludes that it has exhausted its collection efforts.

In order to align the Company’s charge-off policy with ASC 310-10-35-41, the Company revised its charge-off policy such that all loans that are 180 days past due are therefore deemed uncollectible and charged-off.

The change in the charge-off policy had no impact the Company’s provision for loan losses for the year ended December 31, 2016 as the balance of loans 180 days past due was fully offset by the allowance before charge-off and only results in a net off of the loan principal and financing service fee receivables and its allowance balance. The change in the charge-off policy as a result of the correction of an error did not have a material impact on the Company’s 2016 audited consolidated financial statements.

Nonaccrual loan principal

The Company does not accrue financing service fee on loan principals that are considered impaired or are more than 90 days past due. A corresponding allowance is determined under ASC 450-20 and allocated accordingly. After an impaired financing service fee receivable has been placed on nonaccrual status, financing service fee will be recognized when cash is received on a cash basis cost recovery method by applying first to reduce principal and then to financing income thereafter. Financing service fee accrued but not received is generally

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued

Nonaccrual loan principal - continued

reversed against financing income. Financing service fee receivables may be returned to accrual status after all of the borrower’s delinquent balances of loan principal and financing service fee have been settled and the borrower remains current for an appropriate period.

Finance lease receivables

Finance lease receivables represent the discounted present value of future minimum lease payments. Finance lease receivables are recorded at amortized cost, including the gross amount of minimum lease payments receivable, net of allowance and unearned revenue.

Borrowings

The Company facilitates credit to borrowers and then transfers certain loan principals to certain Funding Partners. The payment terms with the Funding Partners range from 14 days to 34 months at varying annual interest rates. Although the loan principals are transferred to the Funding Partners, the loan principals are not derecognized upon transfer, as they are not legally isolated in accordance with ASC 860, Transfers and Servicing. In accordance with PRC law, the Company should give a notice regarding the loan transfer to the borrower, otherwise the transfer will not be effective for the borrower. As the Company did not provide such notice to the borrower, the transfer of the loan cannot be effective for the borrower. Therefore, the borrower is still obligated to repay the loan to the Company. Additionally, the terms of the transfer require the Company to guarantee the principal and interest, in case of default by the borrowers. As a result, the transfer of the loan principal is not accounted for as a sale, and the loan principal remains on the Company’s consolidated balance sheets, whilst the funds received from the Funding Partners are recorded as Borrowings in the Company’s consolidated balance sheets. Borrowings are initially recognized at fair value which is the cash received from Funding Partners, and measured subsequently at amortized cost using the effective interest method.

The Company’s consolidated trust’s payable to the third party beneficiary is initially recognized equaling to the cash received from the beneficiary and measured subsequently at amortized cost using the effective interest method.

Guarantee liabilities

As part of the Company’s cooperation with various financial institutions, the Company provides guarantee on the principal and accrued interest repayment of the defaulted loans to the financial institutions, even in the event the loans are subsequently sold by the financial institutions.

The financial guarantee is accounted for as a credit derivative under ASC 815 because the scope exemption in ASC 815-10-15-58(c) is not met. The guarantee liabilities are remeasured at each reporting period. The change in fair value of the guarantee liabilities is recorded as loss on guarantee liabilities in the consolidated statements of comprehensive (loss)/income. When the Company settles the guarantee liabilities through performance of the guarantee by making requisite payments on the respective defaulted loans, the Company records a corresponding deduction to the guarantee liabilities. Subsequent collection from the borrower through the financial institutions will be recognized as a reversal of the deduction to guarantee liabilities.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued

Treasury shares

The Company accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury shares account on the consolidated balance sheets. At retirement, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury shares over the aggregate par value is allocated between additional paid-in capital (up to the amount credited to the additional paid-in capital upon original issuance of the shares) and retained earnings.

Fair value measurements of financial instruments

Financial instruments include guarantee deposits, short-term investments, loan principal and financing service fee receivables, finance lease receivables, amounts due to related parties, short-term and long-term borrowings, and guarantee liabilities. The carrying amount of the financial instruments, except for long-term loan principal and financing service fee receivables, long term finance lease receivables and long-term borrowings, approximate fair value because of their short maturities. The short-term investments are carried at fair value. The Company’s short-term investments comprise of monetary wealth management products which are classified as held for trading. The fair value of such monetary wealth management products are determined based on the quoted subscription/ redemption price published by the investment manager of the products. The carrying amount of the long-term loan principal and financing service fee receivables and long-term borrowings, approximate their fair values due to the fact that the related interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities.

Fair value of guarantee liabilities

The fair value of the guarantee liabilities recorded at the inception of the loan was estimated using a discounted cash flow model based on expected payouts from the arrangement with the financial institutions. The Company estimates its expected future payouts based on estimates of expected delinquency rate and a discount rate for time value.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method with the residual value based on the estimated useful lives of the class of asset, which range as follows:

Category:	Estimated Useful Life	Estimated Residual
Office and electronic equipment	3-5 years	Nil%-5%
Leasehold improvements	Over the shorter of the expected life of leasehold improvements or the lease term	Nil	%

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued

Property and equipment, net - continued

Costs associated with the repair and maintenance of property and equipment are expensed as incurred.

Intangible assets

Intangible assets represent purchased computer software. These intangible assets are amortized on a straight line basis over their estimated useful lives of the respective assets, which varies from 1-10 years.

Research and development

Research and development expenses are primarily incurred in the development of new services, new features and general improvement of the Company’s technology infrastructure to support its business operations. Research and development costs are expensed as incurred unless such costs qualify for capitalization as software development costs. In order to qualify for capitalization, (i) the preliminary project should be completed, (ii) management has committed to funding the project and it is probable that the project will be completed and the software will be used to perform the function intended, and (iii) it will result in significant additional functionality in the Company’s services. No research and development costs were capitalized during any year presented as the Company has not met all of the necessary capitalization requirements.

Impairment of long-lived assets and intangible assets with definite lives

Long-lived assets including intangible assets with definite lives, are assessed for impairment, whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC 360 Property, Plant and Equipment. The Company measures the carrying amount of long-lived assets against the estimated undiscounted future cash flows associated with it. Impairment exists when the estimated undiscounted future cash flows are less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. No impairment loss was recognized, for the years ended December 31, 2015, 2016 and 2017, respectively.

Employee defined contribution plan

Full time employees of the Company in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Company make contributions to the government for these benefits based on a certain percentage of the employee’s salaries. The Company has no legal obligation for the benefits beyond the contributions. The total amount that was expensed as incurred, was RMB 14,510,236, RMB 16,070,410 and RMB 35,004,467 (US$ 5,380,088) for the years ended December 31, 2015, 2016 and 2017, respectively.

Advertising costs

Advertising costs are expensed as incurred in accordance with ASC 720-35, Other Expense-Advertising costs. Advertising costs were RMB 56,366,748, RMB 67,258,213 and RMB 43,470,301 (US$ 6,681,263) for the years

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued

Advertising costs - continued

ended December 31, 2015, 2016 and 2017, respectively. Advertising costs are included in sales and marketing expense in the consolidated statements of comprehensive (loss)/income.

Government grants

Government grants include cash subsidies received by the Company’s entities in the PRC from local governments as incentives for investing in certain local districts, and are typically granted based on the amount of investment made by the Company in form of registered capital or taxable income generated by the Company in these local districts. Such grants allow the Company full discretion in utilizing the funds and are used by the Company for general corporate purposes. The local governments have final discretion as to whether the Company met all of the criteria to be entitled to the subsidies. The Company does not in all instances receive written confirmation from local governments indicating the approval of the cash subsidies before cash is received. Cash subsidies of RMB730,000, RMB nil and RMB 127,800 (US$ 19,643) are included in other non-operating income for the years ended December 31, 2015, 2016 and 2017, respectively. Refunds for the value-added taxes paid of RMB nil, RMB 14,646,251 and RMB 50,702,352 (US$ 7,792,809) are included in other operating income. Refunds for the corporate income taxes paid of RMB nil, RMB 12,123,338 and RMB 32,929,930 (US$ 5,061,237) are recognized as deduction of income tax expense. Cash subsidies are recognized as other non-operating income when received and all the conditions for their receipt have been satisfied.

Value added taxes

Since its inception, Beijing Happy Time was certified as a small-scale VAT taxpayer whose applicable tax rate was 3%. In February 2015, it changed its status to a general VAT taxpayer (applicable tax rate: 6%), as approved by Chaoyang District Bureau of State Taxation. Beijing Happy Fenqi, a subsidiary of Beijing Happy Time, is a small-scale VAT taxpayer with an applicable VAT rate of 3%. The other subsidiaries of the VIEs are all general VAT taxpayers. VAT is reported as a deduction to revenue when incurred and amounted to RMB 16,750,495, RMB 107,065,470 and RMB 280,586,358 (US$ 43,125,334) for the years ended December 31, 2015, 2016 and 2017, respectively. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in accrued expenses and other current liabilities on the consolidated balance sheets.

Income taxes

The Company accounts for income taxes using the liability approach and recognizes deferred tax assets and liabilities for the expected future consequences of events that have been recognized in the consolidated financial statements or in the Company’s tax returns. Deferred tax assets and liabilities are recognized on the basis of the temporary differences that exist between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements using enacted tax rates in effect for the year in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in earnings. Deferred tax assets are reduced by a valuation allowance through a charge to income tax expense when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized. Potential for

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued

Income taxes - continued

recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies. The components of the deferred tax assets and liabilities are classified as non-current.

The Company accounts for uncertainty in income taxes recognized in the consolidated financial statements by applying a two-step process to determine the amount of the benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained (defined as a likelihood of more than fifty percent of being sustained upon an audit, based on the technical merits of the tax position), the tax position is then assessed to determine the amount of benefits to recognize in the consolidated financial statements. The amount of the benefits that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Company did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2015, 2016 and 2017.

Segment information

The Company historically had only one single reportable segment because the Company’s chief operating decision maker (“CODM”) formerly relied on the consolidated results of operations when making decisions on allocating resources and assessing performance of the Company. Beginning in the quarter ended December 31, 2017, the Company changed its reportable segments due to expansion of leasing operations. The Company’s chief executive officer, who has been identified as the CODM, now reviews the operating results of two different service lines in order to allocate resources and assess the Company’s performance. Accordingly, the financial statements include segment information which reflects the current composition of the reportable segments in accordance with ASC topic 280 (“ASC 280”), Segment Reporting.

As the Company generates substantially all of its revenues in the PRC, no geographical segments are presented.

Operating Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rentals applicable to such operating leases are recognized on a straight-line basis over the lease term. Certain of the operating lease agreements contain rent holidays. Rent holidays are considered in determining the straight-line rent expense to be recorded over the lease term.

Fair value measurements

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued

Fair value measurements - continued

most advantageous market in which it would transact and the market-based risk measurement or assumptions that market participants would use when pricing the asset or liability.

Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

•	Level 1 Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

•	Level 2 Include observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

•	Level 3 Unobservable inputs which are supported by little or no market activity

Share-based payments

Share-based payment transactions with employees and independent directors, such as share options are measured based on the grant date fair value of the equity instrument. The Company recognizes the compensation costs net of estimated forfeitures using the straight-line method, over the applicable vesting period for each separately vesting portion of the award. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of share-based compensation expense to be recognized in future periods.

A change in any of the terms or conditions of share options is accounted for as a modification of share options. The Company calculates the incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date. For vested options, the Company recognizes incremental compensation cost in the period the modification occurred. For unvested options, the Company recognizes, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

The Company accounts for share options issued to non-employees in accordance with the provisions of ASC 505-50, Equity: Equity-based Payments to Non-Employees. The Company uses the Black-Scholes-Merton option pricing model method to measure the value of options granted to non-employees at each vesting date to determine the appropriate charge to share-based compensation. ASC 718 requires share-based compensation to be presented in the same manner as cash compensation rather than as a separate line item.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued

Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period and year presented.

Diluted earnings (loss) per ordinary share reflect the potential dilution that could occur if securities were exercised or converted into ordinary shares.

Convenience translation for financial statements presentation

Translations of amounts from RMB into US$ for the convenience of the reader have been calculated at the exchange rate of RMB6.5063 per US$1.00 on December 29, 2017, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be converted into US$ at such rate.

Investment in equity method investee

The Company uses the equity method to account for an equity investment over which it has significant influence but does not own a majority equity interest or otherwise control, generally accompanying a shareholding of between 20% and 50% of the voting rights. The share of earnings or losses of the investee are recognized in the consolidated statements of comprehensive (loss)/income. Equity method adjustments include the company’s proportionate share of investee income or loss and other adjustments required by the equity method.

The Company assesses its equity investment for other-than-temporary impairment by considering factors as well as relevant and available information including, but not limited to, current economic and market conditions, the operating performance of the investees including current earning trends, the general market conditions in the investee’s industry or geographic area, factors related to the investee’s ability to remain in business, such as the investee’s liquidity, debt ratios, and cash burn rate and other company-specific information.

Significant risks and uncertainties

Currency convertibility risk

Substantially all of the Company’s businesses are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China (“PBOC”) or other authorized financial institution at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts.

Concentration of credit risk

Financial assets that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, guarantee deposits, short-term investment, loan principal and financing service fee receivables, finance lease receivables and other receivables.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued

Significant risks and uncertainties - continued

The Company places its cash and cash equivalents and short-term investments, with reputable financial institutions that have high-credit ratings and quality. There has been no recent history of default in relation to these financial institutions.

The Company manages credit risk of loan principal and financing service fee receivables by performing credit assessments on its borrowers and its ongoing monitoring of the outstanding balances.

No borrower represented 10% or more of total revenues and loan receivable and financing service fee receivable for the years ended December 31, 2015, 2016 and 2017.

Credit Derivatives

The Company enters into guarantee arrangements with financial institutions classified as a credit derivative contract to facilitate borrowing transactions, under which the Company provides the financial institutions protection against the risk of default on a set of loans invested by them. The Company will have to perform the guarantee obligation if a default event as defined under the contract occurs. The contractual or notional amounts of these credit derivatives represent the maximum potential amounts of future payments without consideration of possible recoveries under recourse provisions.

The Company manages current payment/performance risk of the credit derivatives through self-developed risk management model. The rating scale of risk management model takes into account factors such as identity characteristics, credit history, payment overdue history, payment capacity, behavioral characteristics and online social network activity.

Interest rate risk

The Company is exposed to interest rate risk on its interest-bearing assets and liabilities. As part of its asset and liability risk management, the Company reviews and takes appropriate steps to manage its interest rate exposures on its interest-bearing assets and liabilities. The Company has not been exposed to material risks due to changes in market interest rates, and not used any derivative financial instruments to manage the interest risk exposure during the years presented.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued

Significant risks and uncertainties - continued

Business and economic risk

The Company believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations or cash flows: changes in the overall demand for services; competitive pressures due to new entrants; advances and new trends in new technologies and industry standards; changes in certain strategic relationships; regulatory considerations and risks associated with the Company’s ability to attract employees necessary to support its growth. The Company’s operations could also be adversely affected by significant political, regulatory, economic and social uncertainties in the PRC.

Recent accounting pronouncements

In May 2014, the Financial Accounting Standard Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606). The guidance substantially converges final standards on revenue recognition between the FASB and the International Accounting Standards Board providing a framework on addressing revenue recognition issues and, upon its effective date, replaces almost all exiting revenue recognition guidance, including industry-specific guidance, in current U.S. GAAP.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

In August 2015, FASB issued its final standard formally amending the effective date of the new revenue recognition guidance. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period.

The standard will be effective for the Company beginning January 1, 2018. The Company is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements. The most significant impact of the standard relates to the accounting for loan facilitation income and others. Specifically, under the standard the Company expect to recognize the revenue of the loan facilitation services predominantly at the time of billing rather than on a cash basis.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued

Recent accounting pronouncements - continued

The Company will adopt the new standard effective January 1, 2018, using the modified retrospective transition method. The revenue would have been approximately RMB118 million (US$ 18 million) higher in the year 2017 under the new standard primarily due to the net change in loan facilitation services revenue recognition.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments – Overall (Subtopic 825-10). The amendments require all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). The amendments also require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instruments-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. In addition, the amendments eliminate the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities and the requirement for to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet for public business entities. This updated guidance is effective for the annual period beginning after December 15, 2017, including interim periods within the year. Early adoption is permitted. The Company does not believe this standard will have a material impact on the results of operations or financial condition.

In February 2016, the FASB issued ASU No. 2016-02, Leases, which requires lessees to recognize assets and liabilities related to lease arrangements longer than 12 months on the balance sheet. This standard also requires additional disclosures by lessees and contains targeted changes to accounting by lessors. The updated guidance is effective for interim and annual periods beginning after December 15, 2018, and early adoption is permitted. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from previous GAAP. The Company is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of the Company’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. All entities may adopt the amendments in this Update earlier as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. This ASU is intended to improve financial reporting by requiring

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued

Recent accounting pronouncements - continued

timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of the Company’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. All entities may adopt the amendments in this Update earlier as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. This ASU requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. This ASU do not provide a definition of restricted cash or restricted cash equivalents. This ASU is effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The Company is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying Definition of a Business. This ASU clarifies the framework for determining whether an integrated set of assets and activities meets the definition of a business. The revised framework establishes a screen for determining whether an integrated set of assets and activities is a business and narrows the definition of a business, which is expected to result in fewer transactions being accounted for as business combinations. Acquisitions of integrated sets of assets and activities that do not meet the definition of a business are accounted for as asset acquisitions. This update is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2018. The Company does not believe this standard will have a material impact on its consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04, Simplifying the Test for Goodwill Impairment, which simplifies the accounting for goodwill impairment by eliminating Step two from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, as opposed to determining an implied fair value in Step two to measure the impairment loss. The guidance is effective for annual and interim impairment tests performed in periods beginning after December 15, 2019. Early adoption is permitted for all entities for annual and interim goodwill impairment testing dates on or after January 1, 2017. The guidance should be applied on a prospective basis. The Company does not believe this standard will have a material impact on its consolidated financial statements.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued

Recent accounting pronouncements - continued

In February 2017, the FASB issued ASU No. 2017-05, Other income – Gains and Losses from the Derecognition of Nonfinancial assets, which clarifies that a financial asset is within the scope of Subtopic 610-20 if it meets the definition of an in substance nonfinancial asset. The amendments in this update also clarify that nonfinancial assets within the scope of Subtopic 610-20 may include nonfinancial assets transferred within a legal entity to a counterparty. This update is effective for fiscal years beginning after December 15, 2018, including interim reporting periods within that reporting period. The Company is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

3. Restricted cash

Restricted cash mainly represents (i) cash held by the consolidated trusts through segregated bank accounts; (ii) security deposits held in designated bank accounts for issuance of bank acceptance and letter of guarantee and (iii) time deposits that are pledged for short-term bank loans. Such restricted cash is not available to fund the general liquidity needs of the Company.

4. Short-term investments

Short-term investments consists of wealth management products issued by China Merchants Bank and China CITIC Bank which are redeemable by the Company at any time. The wealth management products are primarily invested in debt securities issued by the PRC government, corporate debt securities and central bank bills. The Company valued the short-term investments based on the quoted subscription/redemption price published by China Merchants Bank and China CITIC Bank. As of December 31, 2016 and 2017, the net adjustment to unrealized holding gains/losses on short-term investments is nil, respectively.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

5. Loan principal and financing service fee receivables

5.1 Loan principal and financing service fee receivables consists of the following:

	As of December 31,
	2016	2017
	RMB	RMB	US$
Short-term loan principal and financing service fee receivables:
Loan principal and financing service fee receivables	4,930,315,057	9,277,798,700	1,425,971,551
Deferred origination costs	100,598	—	—
Less: allowance for loan principal and financing service fee receivables	(103,624,704)	(519,254,006)	(79,807,879)

Short-term loan principal and financing service fee receivables, net	4,826,790,951	8,758,544,694	1,346,163,672

Long-term loan principal and financing service fee receivables:
Loan principal and financing service fee receivables	89,311,102	—	—
Less: allowance for loan principal and financing service fee receivables	(1,489,035)	—	—

Long-term loan principal and financing service fee receivables, net	87,822,067	—	—

As of December 31, 2016 and 2017, RMB 3,733,945,521 and RMB 2,334,820,237 (US$ 358,855,300), respectively, have been transferred to certain Funding Partners, but were not derecognized upon transfer, as the loan principal and financing service fee receivables are not legally isolated in accordance with ASC 860, Transfers and Servicing.

5.2 The following table presents nonaccrual loan principal as of December 31, 2016 and 2017, respectively.

	As of December 31,
	2016	2017
	RMB	RMB	US$
Nonaccrual loan principal	29,770,427	181,193,812	27,848,979
Less: allowance for nonaccrual loan principal	(25,312,490)	(147,790,782)	(22,715,027)

Nonaccrual loan principal, net	4,457,937	33,403,030	5,133,952

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

5. Loan principal and financing service fee receivables - continued

5.3 The following table presents the aging of past-due loan principal and financing service fee receivables as of December 31, 2016:

	1-30 days	31-60 days	61-90 days	91-120 days	121-150 days	151-180 days	Total past due	Current	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Domestic consumer loans (uncollateralized)
– Loan principal	74,833,461	19,548,573	14,677,810	11,429,365	9,186,682	9,154,380	138,830,271	4,831,016,428	4,969,846,699
– Financing service fee receivables	1,850,790	756,907	679,930	—	—	—	3,287,627	46,491,833	49,779,460

	76,684,251	20,305,480	15,357,740	11,429,365	9,186,682	9,154,380	142,117,898	4,877,508,261	5,019,626,159

The following table presents the aging of past-due loan principal and financing service fee receivables as of December 31, 2017:

	1-30 days	31-60 days	61-90 days	91-120 days	121-150 days	151-180 days	Total past due	Current	Total	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$
Domestic consumer loans (uncollateralized)
– Loan principal	401,975,318	124,456,568	98,289,049	81,133,077	60,811,562	39,249,173	805,914,747	8,343,133,619	9,149,048,366	1,406,182,987
– Financing service fee receivables	11,110,556	5,410,177	5,375,791	—	—	—	21,896,524	106,853,810	128,750,334	19,788,564

	413,085,874	129,866,745	103,664,840	81,133,077	60,811,562	39,249,173	827,811,271	8,449,987,429	9,277,798,700	1,425,971,551

As of December 31, 2016 and 2017, all loans which are past due 90 days or more are nonaccrual.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

5. Loan principal and financing service fee receivables - continued

5.4 Movement of allowance for loan principal and financing service fee receivables is as follows:

	As of December 31,
	2016			2017
	Loan principal	Financing sevice fee receivables	Total	Loan principal	Financing service fee receivables	Total
	RMB	RMB	RMB	RMB	RMB	RMB	US$
Balance at the beginning of the year	33,803,140	384,345	34,187,485	103,111,134	2,002,605	105,113,739	16,155,686
Additions	118,735,466	1,618,260	120,353,726	594,209,005	10,954,711	605,163,716	93,011,960
Charge-offs	(49,427,472)	—	(49,427,472)	(191,023,449)	—	(191,023,449)	(29,359,767)

Balance at the end of the year	103,111,134	2,002,605	105,113,739	506,296,690	12,957,316	519,254,006	79,807,879

Evaluated for impairment on a portfolio basis	103,111,134	2,002,605	105,113,739	506,296,690	12,957,316	519,254,006	79,807,879

6. Other current assets

Other current assets consist of the following:

		As of December 31,
		2016	2017
		RMB	RMB	US$
Prepaid expenses		14,387,545	52,989,718	8,144,371
Prepayments for vehicles	6.1	—	141,082,860	21,684,038
Deposits in trust protection fund	6.2	—	72,490,890	11,141,646
Guarantee deposits held by Funding Partners		241,669,750	121,731,691	18,709,818
Others		56,042,148	105,878,639	16,273,247

Total		312,099,443	494,173,798	75,953,120
Less: Allowance for the receivables from suppliers		(11,822,819)	(11,822,819)	(1,817,134)

		300,276,624	482,350,979	74,135,986

6.1 The Company prepaid vehicle vendors for its finance lease operations.

6.2 According to the relevant regulations, the consolidated trusts are required to deposit 1% of the trust’s capital to the trust protection fund, which will be released at the trust’s expiration date.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

7. Investment in equity method investee

On October 17, 2016, the Company made a commitment to invest RMB 190 million in cash for 45.9% of the equity interest in Ganzhou QuCampus Technology Co., Ltd (“Ganzhou QuCampus”) which mainly operates computer services, advisory, and online merchandise services. As of December 31, 2017, the Company contributed RMB 70 million in Ganzhou QuCampus and held a 45.9% equity interest in Ganzhou QuCampus. As the Company has significant influence over Ganzhou QuCampus, Ganzhou QuCampus was accounted for as an equity method investment. The cost of the investment over the proportional fair value of the assets and liabilities of the investee is reflected in the Company’s memo accounts as “equity method goodwill”. The equity method goodwill is not subsequently amortized and is not tested for impairment under ASC 350. Equity method investments shall continue to be reviewed for impairment in accordance with paragraph ASC 323-10-35-32. The Company’s share of loss in Ganzhou QuCampus for the years ended December 31, 2016 and 2017 was RMB 4,805,183 and RMB 20,676,273 (US$ 3,177,885), respectively, which was recognized in the consolidated statements of comprehensive income. Due to the short operating history of Ganzhou QuCampus, the Company determined that the investment is not impaired as of December 31, 2016 and 2017.

8. Other non-current assets

Other non-current assets consist of the following:

	As of December 31,
	2016	2017
	RMB	RMB	US$
Guarantee deposits held by Funding Partners	5,675,452	2,390	367
Prepaid expenses	2,466,199	3,048,127	468,489
Others	3,695,329	3,394,154	521,672

	11,836,980	6,444,671	990,528

9. Short-term and long-term borrowings

In the ordinary course of business, the Company transfers loan principals to certain Funding Partners. However, in accordance with ASC 860 Transfers and Servicing the loan principals are not derecognized upon transfer as they are not legally isolated. Hence, the Company continues to report the transferred loan principal in the consolidated balance sheets and account for the proceeds from the transfer as a secured borrowing with pledge of collateral.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

9. Short-term and long-term borrowings - continued

The following table presents short-term borrowings from the Funding Partners as of December 31, 2016 and 2017. Short-term borrowings includes borrowings with terms shorter than one year, the current portion of the long-term borrowings and long-term borrowings with early repayment options that are exercisable by the Funding Partners on demand:

			As of December 31,
Funding Partners	Fixed annual rate (%)	Term*	2016	2017
			RMB	RMB	US$
P2P platforms	6% to 12%	28 days to 27 months	3,141,161,270	79,410,422	12,205,158
Other institutions	5.5% to 12%	27 to 698 days	177,019,905	1,227,347,947	188,639,925
Trust beneficiaries	6% to 16%	12 to 24 months	506,719,178	5,389,958,760	828,421,494
Private financial assets trading platform	7.8% to 12%	14 to 365 days	358,330,505	1,087,388,643	167,128,574
Bank	5.70%	1 year	—	195,308,750	30,018,405

			4,183,230,858	7,979,414,522	1,226,413,556

*	Includes current portion of borrowings greater than 1 year.

The following table presents long-term borrowings from Funding Partners as of December 31, 2016 and 2017:

			As of December 31,
Funding Partners	Fixed annual rate (%)	Term	2016	2017
			RMB	RMB	US$
P2P platforms	6% to 12%	13 to 34 months	76,052,124	23,905	3,674
Trust beneficiaries	7.4% to 7.5%	18 months	—	510,000,000	78,385,565

			76,052,124	510,023,905	78,389,239

The weighted average interest rate for the outstanding borrowings was approximately 9.15% and 9.40% as of December 31, 2016 and 2017, respectively.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

9. Short-term and long-term borrowings - continued

The following table sets forth the contractual obligations which has not included impact of discount of time value as of December 31, 2016 and 2017:

	Payment due by period
	Less than 1 year	1 – 2 years	Greater than 2 years	Total
As of December 31, 2016 Long-term borrowings and interest payables (RMB)	217,633,327	78,081,207	—	295,714,534

As of December 31, 2017 Long-term borrowings and interest payables (RMB)	38,017,759	520,336,141	1,959	558,355,859

As of December 31, 2017 Long-term borrowings and interest payables (US$)	5,843,223	79,974,200	301	85,817,724

10. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2016	2017
	RMB	RMB	US$
Accrued payroll and welfare	16,033,703	81,623,990	12,545,378
Tax payables	90,478,748	32,262,859	4,958,711
Payable to suppliers	75,160,792	85,772,102	13,182,931
Payable to external service providers	16,347,014	45,122,393	6,935,185
Others	17,644,662	70,911,451	10,898,890

	215,664,919	315,692,795	48,521,095

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

11. Guarantee liabilities

The movement of guarantee liabilities is as follows:

	For the years ended December 31,
	2016	2017
	RMB	RMB	US$
Balance at beginning of the year	—	6,207,812	954,123
Fair value of guarantee liabilities upon the inception of new loans	5,496,085	119,683,496	18,395,017
Performed guarantee	(149,262)	(124,798,134)	(19,181,122)
Change in fair value of guarantee liabilities	860,989	45,888,151	7,052,879

Balance at end of the year	6,207,812	46,981,325	7,220,897

As of December 31, 2016 and 2017, the maximum potential undiscounted future payment the Company would be required to make was RMB1,373 million and RMB2,082 million (US$ 320 million), respectively. The term of the guarantee is the same as the term of loans facilitated under the arrangements with the financial institutions, which ranges from 7 days to 1 year, as of December 31, 2017.

12. Cost of revenues

Cost of revenues consists of the following:

	For the years ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
Interest expenses on borrowings	122,705,588	210,950,030	686,889,761	105,573,023
Sales-type lease	—	—	23,895,186	3,672,623
Other lending related costs	25,711,093	56,911,976	170,060,910	26,137,883

	148,416,681	267,862,006	880,845,857	135,383,529

13. Interest and investment income, net

Interest and investment income, net consists of the following:

	For the years ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
Share of loss from equity method investment	—	(4,805,183)	(20,676,273)	(3,177,885)
Investment income of short-term investments	764,538	3,406,166	3,526,506	542,014
Interest income	2,124,373	3,256,345	21,360,670	3,283,075

	2,888,911	1,857,328	4,210,903	647,204

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

14. Income taxes

The Company was incorporated in the Cayman Islands. It is tax-exempted under the tax laws of the Cayman Islands. Qudian BVI is domiciled in the British Virgin Islands, which is also tax-exempted. Qudian HK is domiciled in Hong Kong, and is subject to 16.5% statutory income tax rate in the periods presented.

The VIEs and their subsidiaries domiciled in the PRC were subject to 25% statutory income tax rate in the years presented. As stipulated by the Taxation Law of PRC, the subsidiaries in Ganzhou are qualified enterprises engaged in industry under the Western Development Strategy and are therefore entitled to preferential tax rate of 15%, and the subsidiary in Xinjiang is qualified enterprise engaged in industry as a company established in the special economic development zone and is therefore entitled to an exemption from income tax for first five years and 50% reduction for the next five years from its first profitable year.

The Enterprise Income Tax Law (the “EIT Law”) of the PRC includes a provision specifying that legal entities organized outside PRC will be considered residents for Chinese income tax purposes if their place of effective management or control is within PRC. If legal entities organized outside PRC were considered residents for Chinese income tax purpose, they would become subject to the EIT Law on their worldwide income. This would cause any income from legal entities organized outside PRC earned to be subject to PRC’s 25% EIT. The Implementation Rules to the EIT Law provides that non-resident legal entities will be considered as PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, and properties, etc. reside within PRC.

Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Company does not believe that the legal entities organized outside PRC should be characterized as PRC residents for EIT Law purposes.

The current and deferred component of income tax expenses which were substantially attributable to the Company’s PRC subsidiaries, VIEs and subsidiaries of the VIEs, are as follows:

	For the years ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
Current income tax expenses	—	144,628,149	353,218,915	54,288,754
Deferred income tax expenses	—	(17,787,699)	(97,672,912)	(15,012,052)

Total income tax expenses	—	126,840,450	255,546,003	39,276,702

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

14. Income taxes - continued

The principal components of the deferred tax assets and liabilities are as follows:

	As of December 31,
	2016	2017
	RMB	RMB	US$
Non-current deferred tax assets
Allowance for loan principal and financing service fee receivables	33,430,952	138,683,016	21,315,189
Allowance for other receivables	2,082,694	2,300,135	353,524
Guarantee liabilities	931,172	3,700,872	568,814
Share-based compensation	18,087,929	26,240,241	4,033,051
Investment loss under equity method	1,201,296	6,370,364	979,107
Net operating loss carry forwards	55,764,192	80,539,001	12,378,618
Less: valuation allowance	(93,710,536)	(142,373,018)	(21,882,332)

Non-current deferred tax assets, net	17,787,699	115,460,611	17,745,971

Non-current deferred tax liabilities	—	—	—

The Company operates through its subsidiaries, VIEs and subsidiaries of the VIEs. The valuation allowance is considered on an individual entity basis. As of December 31, 2016 and 2017, the Company had deferred tax assets related to net operating loss carry forwards of RMB 55,764,192 and RMB 80,539,001 (US$ 12,378,618), respectively, from its subsidiaries, VIEs and subsidiaries of the VIEs registered in the PRC, which can be carried forward to offset taxable income. The net operating loss will expire in years 2018 to 2022 if not utilized. The Company assessed the available evidence to estimate if sufficient future taxable income would be generated to use the existing deferred tax assets.

Reconciliation between the income taxes expense computed by applying the PRC tax rate to loss before income taxes and the actual provision for income taxes is as follows:

	For the years ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
(Loss)/ income before income tax	(233,163,744)	703,493,068	2,420,004,823	371,947,932
PRC statutory income tax rate	25%	25%	25%	25%
Income tax at statutory tax rate	(58,290,936)	175,873,268	605,001,206	92,986,983
Effect of different tax rates	—	(72,661,772)	(367,422,131)	(56,471,748)
Exempt Income	—	—	(2,064,183)	(317,259)
Expenses not deductible for tax purposes	10,341,003	183,808	4,298,559	660,677
Income tax refund	—	(12,123,338)	(32,929,930)	(5,061,237)
Changes in valuation allowance	47,949,933	35,568,484	48,662,482	7,479,286

Income tax expenses	—	126,840,450	255,546,003	39,276,702

The Company did not incur any interest and penalties related to potential underpaid income tax expenses.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

14. Income taxes - continued

The relevant tax authorities have not conducted a tax examination on PRC entities. In accordance with relevant PRC tax administration laws, the tax for the years ended December 31, 2015, 2016 and 2017 of the Company’s PRC subsidiaries, VIEs and subsidiaries of the VIEs remain subject to tax audits by the relevant tax authorities as of December 31, 2017.

Management has asserted to indefinitely reinvest the undistributed earnings of the subsidiaries located in the PRC. The cumulative amount of the temporary differences in respect of investments in foreign subsidiaries is RMB 3,033 million (US$ 466 million) as of December 31, 2017. Upon repatriation of the foreign subsidiaries and the VIEs’ earnings, in the form of dividends or otherwise, the Company would be subject to various PRC income taxes including withholding income tax. The related unrecognized deferred tax liabilities were approximately RMB 1,213 million (US$ 186 million).

15. (Loss)/earnings per share

The following table sets forth the computation of basic and diluted net (loss)/income per share for the years ended December 31, 2015, 2016 and 2017:

	For the years ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$	RMB	US$
	Ordinary share	Ordinary share	Class A	Class A	Class B	Class B
(Loss)/earnings per share – basic:
Numerator:
Allocation of net (loss)/income attributable to Qudian Inc. for basic computation	(233,163,744)	576,652,618	1,077,159,077	165,556,319	1,087,299,743	167,114,911

Millions of Shares (denominator):
Weighted average number of ordinary share outstanding – basic	79.31	79.31	62.90	62.90	63.49	63.49
Denominator used for basic (loss)/earnings per share	79.31	79.31	62.90	62.90	63.49	63.49

(Loss)/earnings per share – basic	(2.94)	7.27	17.13	2.63	17.13	2.63

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

15. (Loss)/earnings per share - continued

	For the years ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$	RMB	US$
	Ordinary share	Ordinary share	Class A	Class A	Class B	Class B

(Loss)/earnings per share – diluted:
Numerator:
Allocation of net (loss)/income attributable to Qudian Inc. for diluted computation	(233,163,744)	576,652,618	1,714,215,136	263,470,043	450,243,684	69,201,187
Reallocation of net income attributable to Qudian Inc. as a result of conversion of Class B to Class A shares	—	—	450,243,684	69,201,187	—	—

Allocation of net (loss)/income attributable to Qudian Inc.	(233,163,744)	576,652,618	2,164,548,820	332,671,230	450,243,684	69,201,187

Millions of Shares (denominator):
Weighted average number of ordinary share outstanding – basic	79.31	79.31	62.90	62.90	63.49	63.49
Dilutive effect of preferred shares	—	222.46	177.36	177.36	—	—
Conversion of Class B to Class A ordinary shares	—	—	63.49	63.49	—	—
Adjustments for dilutive share options	—	2.01	1.47	1.47	—	—

Denominator used for diluted (loss)/earnings per share	79.31	303.78	305.22	305.22	63.49	63.49

(Loss)/earnings per share – diluted	(2.94)	1.90	7.09	1.09	7.09	1.09

Earnings per share – ADS:
Denominator used for earnings per ADS – basic			41.44	41.44

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

15. (Loss)/earnings per share - continued

	For the years ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$	RMB	US$
	Ordinary share	Ordinary share	Class A	Class A	Class B	Class B
Denominator used for earnings per ADS – diluted			41.44	41.44
Earnings per ADS – basic			17.13	2.63

Earnings per ADS – diluted			7.09	1.09

16. Fair value measurements

Assets and liabilities disclosed at fair value

The Company measures its cash and cash equivalents, restricted cash, loan principal and financing service fee receivables, finance lease receivables and borrowings at amortized cost. The carrying value of loan principal and financing service fee receivables approximate their fair value due to their short-term nature and are considered a level 3 measurement. The fair value was estimated by discounting the scheduled cash flows through to estimated maturity using estimated discount rates based on current offering rates of comparable institutions with similar services. The carrying value of the Company’s debt obligations approximate fair value as the borrowing rates are similar to the market rates that are currently available to the Company for financing obligations with similar terms and credit risks and represent a level 2 measurement. The guarantee liabilities are presented as a level 3 measurement, with fair value estimated by discounting expected future payouts, net charge off rates, expected collection rates and a discount rate for time value.

Assets measured at fair value on a nonrecurring basis

The Company measured its property and equipment, intangible assets and equity method investment at fair value on a nonrecurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable.

Assets and liabilities measured at fair value on a recurring basis

The Company measured its short-term investments at fair value on a recurring basis. The short-term investments were wealth management products issued by China Merchants Bank and China CITIC Bank that are redeemable at any time. The Company valued the short-term investments based on the quoted subscription/redemption price published by China Merchants Bank and China CITIC Bank.

The Company measured its guarantee liabilities at fair value on a recurring basis. As the Company’s guarantee liabilities are not traded in an active market with readily observable prices, the Company uses significant unobservable inputs to measure the fair value of guarantee liabilities. Guarantee liabilities are categorized in the Level 3 valuation hierarchy based on the significance of unobservable factors in the overall fair value

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

16. Fair value measurements - continued

Assets and liabilities measured at fair value on a recurring basis - continued

measurement. The Company did not transfer any assets or liabilities in or out of level 3 during the years ended December 31, 2016 and 2017.

The following table summarizes the Company’s financial assets and liabilities measured and recorded at fair value on recurring basis as of December 31, 2016 and 2017:

	As of December 31, 2016
	Active market (Level 1)	Observable input (Level 2)	Non-observable input (Level 3)	Total
	RMB	RMB	RMB	RMB
Assets:
Short-term investments
Monetary wealth management products		430,200,000	—	430,200,000

Liabilities:
Guarantee liabilities	—	—	6,207,812	6,207,812

The following table summarizes the Company’s financial assets and liabilities measured and recorded at fair value on recurring basis as of December 31, 2016 and 2017: - continued

	As of December 31, 2017
	Active market (Level 1)	Observable input (Level 2)	Non-observable input (Level 3)	Total
	RMB	RMB	RMB	RMB
Assets:
Short-term investments
Monetary wealth management products	—	300,000,000	—	300,000,000

Liabilities:
Guarantee liabilities	—	—	46,981,325	46,981,325

	As of December 31, 2017
	Active market (Level 1)	Observable input (Level 2)	Non-observable input (Level 3)	Total
	US$	US$	US$	US$
Assets:
Short-term investments
Monetary wealth management products	—	46,109,156	—	46,109,156

Liabilities:
Guarantee liabilities	—	—	7,220,897	7,220,897

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

16. Fair value measurements - continued

Assets and liabilities measured at fair value on a recurring basis - continued

At December 31, 2016 and 2017, the discounted cash flow methodology is used to estimate the fair value of guarantee liabilities. The significant unobservable inputs used in the fair value measurement of guarantee liabilities include the discount rate and expected delinquency rates applied in the valuation models. These inputs in isolation can cause significant increases or decreases in fair value. Specifically, when a discounted cash flow model is used to determine fair value, the significant input used in the valuation model is the discount rate applied to present value the projected cash flows. Increases in the discount rate can significantly lower the fair value of guarantee liabilities; conversely a decrease in the discount rate can significantly increase the fair value of the guarantee liabilities. The discount rate is determined based on the market rates. Increase in the expected delinquency rates can significantly increase the fair value of guarantee liabilities; conversely a decrease in the expected delinquency rates can significantly decrease the fair value of guarantee liabilities.

Significant Unobservable Inputs

		Range of Inputs Weighted - Average As of December 31,
Financial Liabilities	Unobservable Input	2016	2017
Guarantee liabilities	Discount rates	5.20%	5.87%
	Expected delinquency rates	0.25%-0.51%	0.70%-6.24%

Refer to Note 11 for additional information about Level 3 guarantee liabilities measured at fair value on a recurring basis for the years ended December 31, 2016 and 2017.

17. Related party balances and transactions

Name of related parties	Relationship with the Company
Luo Min	Founder, chief executive officer and controlling shareholder of the Company
Qufenqi Inc.	Ultimate legal holding company of Beijing Happy Time prior to December 31, 2015
Qufenqi (HK) Limited	Holding company of Beijing Happy Time prior to December 17, 2015, and a subsidiary of the Company since April 27, 2017
Alipay.com Co., Ltd.	Subsidiary of shareholder of the Company
Ganzhou Qu Campus	The Company’s equity method investee
Ganzhou Happy Share Capital Management LLP	Company controlled by Founder
Zhima Credit Management Co., Ltd.	Subsidiary of shareholder of the Company
Chongqing Alibaba Small Loan Co., Ltd.	Subsidiary of shareholder of the Company
Guosheng Financial Holding Inc.	Company controlled by Director
Guosheng Securities Asset Management Co., Ltd.	Company controlled by Director
Alibaba Cloud Computing Co. Ltd.	Company controlled by the ultimate controlling individual of shareholder

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

17. Related party balances and transactions - continued

Name of related parties	Relationship with the Company
Key management and their immediate families	The Company’s key management and their immediate families

17.1 Amounts due to related parties

		As of December 31,
	Note	2016	2017
		RMB	RMB	US$
Qufenqi Inc.	(i)	867,874	813,326	125,006
Guosheng Financial Holding Inc.	(ii)	—	631,746,787	97,097,703
Guosheng Securities Asset Management Co., Ltd.	(ii)	—	83,475,455	12,829,943
Alipay.com Co., Ltd.		—	418,597	64,337
Zhima Credit Management Co., Ltd.	(iii)	19,605,313	3,108,873	477,825

Total		20,473,187	719,563,038	110,594,814

(i)	The balance represents the transactions from daily operations, which is interest free and payable on demand.
(ii)	The balance represents the borrowings and interests payable arising from consolidated trusts.
(iii)	The balance represents the credit assessment and advertising platform service fee payables.

17.2 Amounts due from related parties

			As of December 31,
	Note		2016	2017
			RMB	RMB	US$
Short-term amounts due from related parties
Qufenqi Inc.			180,000,000	27,475	4,223
Qufenqi (HK) Limited			4,860	—	—
Ganzhou Qu Campus			157,673	23,714	3,645
Ganzhou Happy Share Capital Management LLP			770	770	118
Alipay.com Co., Ltd.	(i	)	404,631,249	549,842,011	84,509,170
Zhima Credit Management Co., Ltd.			778,837	—	—
Alibaba Cloud Computing Co. Ltd.			—	320,853	49,314
Key management and their immediate families
Employee advances			60,000	—	—
Loan principal and financing service fee receivables	(ii	)	272,318	1,000,000	153,697

Total short-term amounts due from related parties			585,905,707	551,214,823	84,720,167

Long-term amounts due from related parties
Key management and their immediate families
Loan principal and financing service fee receivables	(ii	)	1,000,000	—	—

Total long-term amounts due from related parties			1,000,000	—	—

Total amounts due from related parties			586,905,707	551,214,823	84,720,167

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

17. Related party balances and transactions - continued

17.2 Amounts due from related parties - continued

(i)	The balance represents the amount deposited in the Company’s Alipay account. Such amount is unrestricted as to withdrawal and use and readily available to the Company on demand.
(ii)	Key management and their immediate families borrowed funds through the Company’s financing platform.

The movement of the loan principal and financing service fee receivables due from key management and their immediate families is as follows:

	As of December 31,
	2016	2017
	RMB	RMB	US$
Balance at beginning of the year	2,705,053	1,272,318	195,552
Loan principal and financing service fee receivables	2,700,000	—	—
Payments	(4,132,735)	(272,318)	(41,855)

Balance at end of the year	1,272,318	1,000,000	153,697

As of December 31, 2016 and 2017, the total outstanding balance, which was due on demand, interest free and uncollateralized due from these related parties, was RMB1,000,000 and RMB1,000,000 (US$153,697), respectively. The remaining interest free loans will be repaid in full by May 2018.

The Company intends to settle the interest free loans extended to related parties and does not plan to enter into similar transactions with related parties in the future.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

17. Related party balances and transactions - continued

17.3 Transactions with related parties

	For the years ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
Service income
Key management and their immediate families	133,380	90,539	4,551	699

Cost of revenue
Alipay.com Co., Ltd.	8,185,069	41,186,645	114,175,547	17,548,460
Zhima Credit Management Co., Ltd.	—	6,150,041	21,435,176	3,294,526
Alibaba Cloud Computing Co. Ltd.	—	—	23,173,116	3,561,643
Chongqing Alibaba Small Loan Co., Ltd.	—	—	3,151,324	484,350
Guosheng Financial Holding Inc.	—	—	56,746,787	8,721,821
Guosheng Securities Asset Management Co., Ltd.	—	—	2,327,277	357,696

	8,185,069	47,336,686	221,009,227	33,968,496

Sales and marketing
Zhima Credit Management Co., Ltd.	—	36,149,807	16,033,107	2,464,243
Alipay.com Co., Ltd.	—	—	222,081,862	34,133,357

	—	36,149,807	238,114,969	36,597,600

18. Share-based compensation

Stock options

On August 29, 2014, the Board of Directors of the former holding company of Beijing Happy Time approved the 2014 Share Plan (the “2014 Plan”) for the purpose of providing incentives and rewards to employees and executives who contribute to the success of the Company’s operations, and approved 20,824,447 of share options under the 2014 Plan. These share options do not have an exercise price and vest over four years. 25% of the share options could be vested on the first anniversary, while the remaining could be vested 1/3 yearly when the participant completes each 1-year period of continuous service thereafter. The share options expire 10 years from the date of grant. Upon execution of the share options, shares owned by Mr. Luo Min will be transferred to the option holders.

On December 26, 2015, the 2014 Plan was terminated. On the same day, the Board of Directors of Beijing Happy Time approved the 2015 Share Plan (the “2015 Plan”) which replaced the 2014 Plan. Under the 2015 Plan, Beijing Happy Time was entitled to grant a total of 15,814,019 share options in virtual shares of Tianjin Happy Share to employees, officers, directors and individuals. Tianjin Happy Share is a limited partnership established under the laws of PRC, which owns 5.24% of the equity interest in Beijing Happy Time as of December 26, 2015. Beijing Happy Time divided the partnership interest in Tianjin Happy Share into 15,814,019 virtual shares and awarded the share options to purchase the virtual shares to grantees of the 2015 Plan. Beijing Happy Time granted 13,373,019 share options under the 2015 Plan to the employees as replacement awards for the 2014 plan and all the share options granted were immediately vested on December 26, 2015. The 2015 Plan expires 10 years from the date of the grant.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

18. Share-based compensation - continued

Stock options - continued

As part of the restructuring in 2016, Tianjin Happy Share entered into a share entrustment agreement with Qufenqi Holding Limited, pursuant to which Qufenqi Holding Limited holds 15,814,019 ordinary shares of Qudian Inc. as the nominal shareholder on behalf of Tianjin Happy Share. As such, grantees of the 2015 Share Incentive Plan enjoy the pecuniary interests of the 15,814,019 shares, representing 5.24% of the equity interest of Qudian Inc. in proportion to their relevant numbers of options to purchase virtual shares of Tianjin Happy Share.

On May 1, 2016, the Board of Directors of Beijing Happy Time approved the 2015 Incentive Plan Supplementary Agreement (“Supplemental 2015 Incentive Plan”), which canceled 1,080,000 share options granted under the 2015 Plan. In addition, the Company will issue share options to certain management and employees equivalent to the numbers of shares canceled within the next three years (with the first performance review in January 2017) based on the periodic performance reviews of those individuals.

As part of the restructuring, the Board of Directors of Qudian Inc. approved the cancelation of the 2015 Plan and the Supplemental 2015 Incentive Plan as well as the adoption of the 2016 Equity Incentive Plan (the “2016 Plan”) on December 9 2016. During the year ended December 31 2016, the Company granted a total of 15,299,019 of share options for the ordinary shares of Qudian Inc. under 2016 Plan. The Company granted 12,364,319 share options under the 2016 Plan to the employees as replacement awards for the 2015 plan. All the share options granted under 2016 Plan were vested over 3 to 5 years. The 2016 Plan expires 10 years from the date of the grant.

The Company has set up the Share Based Payment Trust for the purpose of holding options awarded to certain employees and underlying shares before they are exercised as instructed by the employees. As of December 31, 2016, 13,865,219 options are held by the trustee of the Share Based Payment Trust.

On May 3, 2017, the Company granted 494,904 options under the 2016 Plan.

On August 17, 2017, the Company granted 200,000 options under the 2016 Plan. 20,000 of the options were granted to two independent non-executive directors. 25% of the options will vest upon each subsequent anniversary of the Company’s IPO.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

18. Share-based compensation - continued

Stock options - continued

The Company calculated the estimated fair value of the options on the respective grant dates using the binomial option pricing model with assistance from an independent valuation firm. Assumptions used to determine the fair value of share options granted during 2015, 2016 and 2017 are summarized in the following table:

	For the years ended December 31,
	2015	2016	2017
Risk-free interest rate (%)	2.00 to 2.43	2.47	1.56 to 2.33
Volatility (%)	46.6 to 50.3	49.8 to 49.9	50.9 to 52.4
Expected exercise multiple	2.2 to 2.8	2.2 to 2.8	2.2 to 2.8
Dividend yield	Nil	Nil	Nil
Expected life (in years)	10	10	10
Exercise price	Nil	Nil	Nil
Fair value of ordinary shares (RMB)	3.82 to 12.63	25.89 to 26.04	81.94 to 94.22

The Company recognized compensation cost for the share options on a graded vesting basis. The total fair value of the vested share options were RMB 55,607,170, RMB 22,133,620 and RMB 64,055,851 (US$ 9,845,204) for the years ended December 31, 2015, 2016 and 2017, respectively.

A summary of share option activity under the 2014 Plan is as follows:

	Number of shares	Weighted average exercise price	Weighted average grant date fair value
		RMB	RMB
Balance, April 9, 2014 (date of inception)	—	—	—

Granted	18,373,219	—	1.30
Exercised	—	—	—
Forfeited	—	—	—

Balance, December 31, 2014	18,373,219	—	1.30

Granted	2,449,800	—	3.63
Exercised	—	—	—
Canceled	(13,373,019)	—	2.08
Forfeited	(7,450,000)	—	0.68

Balance, December 31, 2015	—	—	—

Exercisable, December 31, 2015	—	—	—

Expected to vest, December 31, 2015	—	—	—

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

18. Share-based compensation - continued

Stock options - continued

A summary of share option activity under the 2015 Plan is as follows:

	Number of shares	Weighted average exercise price	Weighted average grant date fair value
		RMB	RMB
Balance, December 31, 2014	—	—	—

Granted	15,814,019	—	12.62
Exercised	—	—	—
Surrendered	(3,000)	—	12.62

Balance, December 31, 2015	15,811,019	—	12.62

Exercised and forfeited	(3,446,700)	—	12.62
Exercised and replaced	(12,364,319)	—	12.62

Balance, December 31, 2016	—	—	—

Exercisable, December 31, 2016	—	—	—

Expected to vest, December 31, 2016	—	—	—

A summary of share option activity under the 2016 Plan is as follows:

	Number of shares	Weighted average exercise price	Weighted average grant date fair value
		RMB	RMB
Balance, December 31, 2015	—	—	—
Granted	15,299,019	—	25.89
Exercised	—	—	—
Forfeited	—	—	—

Balance, December 31, 2016	15,299,019	—	25.89

Granted	694,904	—	88.33
Exercised	—	—	—
Forfeited	(241,650)	—	34.38

Balance, December 31, 2017	15,752,273	—	28.51

Exercisable, December 31, 2017	9,551,437	—	24.52

Expected to vest, December 31, 2017	6,200,836	—	34.66

As of December 31, 2017, total unrecognized compensation expense relating to unvested share options was RMB 63,890,517 (US$ 9,819,793). The expense is expected to be recognized over a weighted-average period of 2.33 years.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

18. Share-based compensation - continued

Stock options - continued

For the years ended December 31, 2015, 2016 and 2017, the Company allocated share-based compensation expense as follows:

	For the years ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
Sales and marketing	23,690,916	690,486	1,890,690	290,594
General and administrative	11,424,573	18,986,103	42,848,932	6,585,760
Research and development	20,491,681	2,457,031	19,316,229	2,968,850

	55,607,170	22,133,620	64,055,851	9,845,204

19. Commitments and contingencies

Operating lease commitments

The Company leases certain office premises under non-cancelable leases. Rental expenses under operating leases for the years ended December 31, 2015, 2016 and 2017 were RMB 7,332,721, RMB 11,253,841 and RMB 15,931,076 (US$ 2,448,561), respectively.

Future minimum lease payments under non-cancelable operating leases agreements consist of the following as of December 31, 2017:

	RMB	US$
Year ending December 31:
2018	43,905,311	6,748,123
2019	40,490,584	6,223,289
2020 and after	8,789,893	1,350,982

Total	93,185,788	14,322,394

The Company’s operating lease commitments have no renewal options, rent escalation clauses and restriction or contingent rents.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

20. Convertible Preferred Shares

The Company’s preferred shares activities for the years ended December 31, 2015, 2016 and 2017 are summarized below:

	Series A-1 and A-2 preferred shares		Series B-1, B-2 and B-3 preferred shares		Series C-1, C-2, C-3, C-4 and C-5 preferred shares
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
		RMB		RMB		RMB
Balance as of December 31, 2015 and 2016	7,396,437	197,627,279	75,585,589	2,019,590,551	139,478,460	3,726,760,400
Conversion to Class A ordinary shares	(7,396,437)	(197,627,279)	(75,585,589)	(2,019,590,551)	(139,478,460)	(3,726,760,400)

Balance as of December 31, 2017	—	—	—	—	—	—

The Company issued Series A, Series B and Series C preferred shares (collectively, the “Preferred Shares”) to the same group of third party shareholders of the VIE on the restructuring date i.e. December 9, 2016. The Preferred Shares are recorded at fair value on the issue date and are presented on a retroactive basis. The conversion ratio was one Preferred Share convertible into one ordinary share.

Upon completion of the IPO in October 18, 2017, each convertible preferred share automatically converted into one Class A ordinary share. The number of Class A ordinary shares that have been issued upon conversion of all convertible preferred shares was 222,460,486. Therefore, the redeemable convertible preferred shares balance as of December 31, 2017 was nil.

The following is a summary of the significant terms of the Preferred Shares:

Conversion rights

The holders of the Preferred Shares are entitled to convert, at the option of the holder thereof, at any time the date of the first issuance of the respective Preferred Shares applicable to such Preferred Share, into such number of fully paid and non-assessable ordinary shares as is determined by dividing the deemed issue price (“Adjusted Issue Price”) applicable to such series of Preferred Shares by the conversion price applicable to such series of Preferred Shares (the “Conversion Price”), in effect on the date the certificate is surrendered for conversion. The initial Conversion Price shall initially equal the Adjusted Issue Price applicable to such Preferred Share, and shall be adjusted from time to time. The initial conversion ratio for Preferred Shares to Ordinary Shares shall be 1:1. As of December 31, 2016 and October 17, 2017, this conversion ratio was one Preferred Share convertible into one ordinary share.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

20. Convertible Preferred Shares - continued

Conversion rights - continued

The conversion ratio for any series of Preferred Shares shall be subject to adjustment only as provided in accordance with items (a), (b), (c), (d), (e) and (f) below in order to adjust the number of ordinary shares into which such series of the Preferred Shares is convertible.

(a)	Adjustments for share splits and combinations

(b)	Adjustments to ordinary shares dividends and distributions

(c)	Adjustments for other dividends

(d)	Reorganizations, mergers, consolidations, reclassifications, exchanges and substitutions

(e)	Sale of shares below the conversion price

(f)	Deemed issuance of additional stock

Automatic Conversion

Each Preferred Share or such series of Preferred Shares, as applicable, shall automatically be converted into ordinary shares at the then-effective conversion ratio applicable to such Preferred Share upon either (a) the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the United States Securities Act of 1933 covering the offer and sale of ordinary shares for the account of the Company to the public at a public offering price per share corresponding to a pre-money, at-IPO valuation of the Company of at least US$1,000,000,000 with net proceeds to the Company in excess of US$30 million (after deduction for underwriting discounts, commissions and expenses) (the “Qualified IPO”); or (b) with respect to Series A Shares at the election of the holders of eighty percent (80%) of Series A Shareholders; with respect to Series B Shares at the election of the holders of seventy-five percent (75%) of the Series B Shares (voting together as a separate class); and with respect to Series C Shares at the election of fifty percent (50%) of Series C Shareholders.

Dividends

The holders of Preferred Shares shall be entitled to receive non-cumulative dividends at an annual rate of 8% as and when declared by the Board of Directors, prior and in preference to any declaration or payment of any dividend on the ordinary shares and all other classes of shares of the Company.

No dividends have been declared for the Preferred Shares for the periods presented.

After the preferential dividends relating to the Preferred Shares above have been paid in full or declared and set apart in any fiscal year of the Company, any additional dividends available may be declared in that fiscal year for the ordinary shares. Such additional dividends shall be declared pro rata on the ordinary shares and Preferred Shares on an as-converted basis.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

20. Convertible Preferred Shares - continued

Voting rights

The holders of each Preferred Shares are entitled to the number of votes equal to the number of ordinary shares into which such Preferred Shares could be converted at the voting date.

Redemption

The Preferred Shares are redeemable by the holders at any time after the earlier of the occurrence of the following event: (i) the Company fails to complete a Qualified IPO before September 30, 2020, (ii) any material adverse change in the regulatory environment, (iii) any material breach of the Preferred Share Purchase Agreement, at an amount equal to the sum of the Adjusted Issue Price, plus an amount accruing daily at 8% per annum and all declared but unpaid dividends.

Liquidation Preference

In the event of liquidation, dissolution or winding up of the Company, the assets of the Company available for distribution shall be made as follows:

•	The holders of Series C Preferred Shares are entitled to receive an amount equal to issue price plus all declared but unpaid dividends and distributions, in preference to any distribution to the holders of the Series B Shares, the Series A Shares and the ordinary shareholders of the Company;

•	After the payment to the holders of Series C Preferred Shares, the holders of Series B Preferred Shares are entitled to receive an amount equal to issue price plus all declared but unpaid dividends and distributions, in preference to any distribution to the holders of the Series A Preferred Shares and the ordinary shareholders of the Company;

•	After the payment to the holders of Series C and Series B Preferred Shares, the holders of Series A Preferred Shares are entitled to receive an amount equal to issue price plus all declared but unpaid dividends and distributions, in preference to any distribution to the holders of the ordinary shareholders of the Company.

After payment has been made to the holders of the Preferred Shares in accordance with the above, the remaining assets of the Company available for distribution to shareholders shall be distributed ratably among the holders of ordinary shares and Preferred Shares based on the number of ordinary shares into which such Preferred Shares are convertible.

Initial Measurement and Subsequent Accounting for Preferred Shares

The Preferred Shares do not meet the criteria of mandatorily redeemable financial instruments specified in ASC 480-10-S99, and have been classified as mezzanine equity in the consolidated balance sheets. The Preferred Shares were initially measured at fair value. Beneficial conversion features exist when the conversion price of the convertible preferred shares is lower than the fair value of the ordinary shares at the commitment date, which is

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

20. Convertible Preferred Shares - continued

Initial Measurement and Subsequent Accounting for Preferred Shares - continued

the issuance date in the Company’s case. When a beneficial conversion feature exists as of the commitment date, its intrinsic value is bifurcated from the carrying value of the convertible preferred shares as a contribution to additional paid-in capital. On the commitment date, the most favorable conversion price used to measure the beneficial conversion feature of the Preferred Shares was higher than the fair value per ordinary share and therefore no bifurcation of beneficial conversion feature was recognized. The Company determined the fair value of ordinary shares with the assistance of an independent third party valuation firm.

The Company has elected to recognize the changes in redemption value immediately as they occur and adjust the carrying amount of the Preferred Shares to equal the redemption value at each reporting period. The changes in redemption value including cumulative dividends shall be recorded as a reduction of income available to ordinary shareholders in accordance with ASC 480-10-S99 3A.

The Company concluded that there is no accretion to be recognized because the carrying amount of the Preferred Shares is greater than the redemption value. Therefore, no adjustment will be made to the initial carrying amount of the Preferred Shares until the redemption amount exceeds the carrying amount of the Preferred Shares.

21. Treasury shares

On November 11, 2017, the Board of Directors of the Company authorized a share repurchase program (“Share Repurchase Program”), pursuant to which the Company was authorized to repurchase its own issued and outstanding American depositary shares (“ADSs”) up to an aggregate value of US$100 million from the open market, in negotiated transactions off the market, or through other legally permissible means in accordance with applicable securities laws from time to time.

On November 25, 2017, the Board of Directors of the Company authorized an amendment to the Share Repurchase Program by increasing the maximum amount from US$100 million to US$300 million.

As of December 31, 2017, the Company had repurchased under the Share Repurchase Program an aggregate of 4,537,115 ADSs, representing 4,537,115 Class A ordinary shares, at an average price of $14.00 per ADS, for US$63,658,143 (RMB 421,164,802). These shares were recorded at their purchase cost on the consolidated balance sheets and have not been canceled as of December 31, 2017.

22. Ordinary shares

On December 9, 2016, the Company’s shareholders approved an Amended and Restated Memorandum and Articles of Associations, pursuant to which 577,539,514 shares were authorized as ordinary shares, and 222,460,486 shares were authorized and re-designated into convertible preferred shares with a nominal or par value of US$0.0001 each share. As of December 31, 2016, there were 79,305,191 shares legally outstanding as of December 31, 2016.

On April 28, 2017, the Company’s shareholders and the Board of Directors resolved that the Company accepted from Qufenqi Holding Limited the surrender of 15,814,019 of the said issued ordinary shares (the “Surrendered Shares”) at no consideration and all the Surrendered Shares was canceled.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

22. Ordinary shares - continued

Upon completion of the IPO in October 18, 2017, 222,460,486 Class A ordinary shares were issued upon conversion of all convertible preferred shares. Meanwhile, 266,559,398 Class A ordinary shares and 63,491,172 Class B ordinary shares were issued and outstanding. In addition, immediately following the closing of the IPO, the Memorandum and Articles of Association was amended and restated such that the authorized share capital increased to 800,000,000 ordinary shares at a par value of US$0.0001 per share, of which 656,508,828 shares as Class A ordinary shares and 63,491,172 as Class B ordinary shares. The rights of the holders of Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights. Each share of Class A ordinary shares is entitled to one vote per share and is not convertible into Class B ordinary shares under any circumstances. Each share of Class B ordinary shares is entitled to ten votes per share and is convertible into one Class A ordinary share at any time by the holder thereof. Upon any transfer of Class B ordinary shares by the holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares would be automatically converted into equal number of Class A ordinary shares.

As at December 31, 2017 there were 262,347,283 and 63,491,172 Class A and Class B ordinary shares outstanding respectively.

23. Segment reporting

The operations of the Company are organized into two segments, consisting of installment credit services and automobile leasing services. Installment credit services represents traditional online installment credit business, including cash installment credit services and merchandise installment credit services. Automobile leasing services represents the business of automobile leasing started in November 2017.

The Company derives the results of the segments directly from its internal management reporting system. The CODM measures the performance of each segment based on metrics of revenue and earnings from operations and uses these results to evaluate the performance of, and to allocate resources to, each of the segments. The Company does not allocate any share-based compensation expenses to its segments as the CODM does not use this information to measure the performance of the operating segments. Because substantially all of the Company’s long-lived assets and revenues are located in and derived from the PRC, geographical segments are not presented.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

23. Segment reporting - continued

The table below provides a summary of the Comany’s operating segment results for the years ended December 31, 2015, 2016 and 2017.

	For the years ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
Revenues:
Installment credit services	235,007,431	1,442,846,339	4,749,249,922	729,946,349
Automobile leasing services	—	—	26,116,130	4,013,976

Total consolidated revenues	235,007,431	1,442,846,339	4,775,366,052	733,960,325
(Loss)/income from operations:
Installment credit services	(231,078,478)	713,074,210	2,454,048,135	377,180,292
Automobile leasing services	—	—	(32,396,552)	(4,979,259)

Total segment (loss)/income from operations	(231,078,478)	713,074,210	2,421,651,583	372,201,033
Unallocated expenses	—	—	(425,780)	(65,439)

Total consolidated (loss)/income from operations	(231,078,478)	713,074,210	2,421,225,803	372,135,594
Total other expense	(2,085,266)	(9,581,142)	(1,220,980)	(187,662)

Net (loss)/income before income taxes	(233,163,744)	703,493,068	2,420,004,823	371,947,932

24. Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the VIEs and subsidiaries of the VIEs incorporated in PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The consolidated results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries.

Under PRC law, the Company’s subsidiaries, VIEs and the subsidiaries of the VIEs located in the PRC (collectively referred as the “PRC entities”) are required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund. The PRC entities are required to allocate at least 10% of their after tax profits on an individual company basis as determined under PRC accounting standards to the statutory reserve and has the right to discontinue allocations to the statutory reserve if such reserve has reached 50% of registered capital on an individual company basis. In addition, the registered capital of the PRC entities is also restricted.

Under PRC regulations, the subsidiaries of the VIEs in the PRC with microloan license are required to provide a statutory reserve, which is appropriated from net income as reported in the Company’s statutory accounts. The

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

24. Restricted net assets - continued

Company is required to allocate 1.5% of its balance of loan principal to the statutory reserve. The statutory reserves can only be used for specific purposes and not distributable as cash dividends.

Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the Board of Directors of the subsidiaries. The PRC entities are also subject to similar statutory reserve requirements. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances or cash dividends.

Amounts restricted that include paid-in capital and statutory reserve funds, as determined pursuant to PRC GAAP, were RMB 3,371 million and RMB 4,666 million (US$ 717 million) as of December 31, 2016 and 2017.

25. Condensed financial information of the parent company

The following is the condensed financial information of the Company on a parent company only basis.

Condensed balance sheets

	As of December 31,
	2016	2017
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	—	2,511,803,710	386,057,161
Short-term amounts due from related parties	—	2,277,228,227	350,003,570
Other current assets	—	4,564,046	701,481

Total current assets	—	4,793,595,983	736,762,212

Non-current assets:
Investments in subsidiaries, VIEs and VIEs’ subsidiaries	2,513,589,444	4,585,078,902	704,713,724

Total non-current assets	2,513,589,444	4,585,078,902	704,713,724

TOTAL ASSETS	2,513,589,444	9,378,674,885	1,441,475,936

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT)/ EQUITY
Current liabilities:
Accrued expenses and other current liabilities	—	1,378,058	211,804
Short-term amounts due to related parties	—	4,971,082	764,041

Total current liabilities	—	6,349,140	975,845

TOTAL LIABILITIES	—	6,349,140	975,845

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

25. Condensed financial information of the parent company - continued

Condensed balance sheets - continued

	As of December 31,
	2016	2017
	RMB	RMB	US$
Mezzanine equity
Convertible Preferred Shares
Series A-1 (US$0.0001 par value; 2,616,641 shares authorized, and outstanding as of December 31, 2016)	69,914,696	—	—
Series A-2 (US$0.0001 par value; 4,779,796 shares authorized, and outstanding as of December 31, 2016)	127,712,583	—	—
Series B-1 (US$0.0001 par value; 38,487,004 shares authorized, and outstanding as of December 31, 2016)	1,028,344,036	—	—
Series B-2 (US$0.0001 par value; 5,233,281 shares authorized, and outstanding as of December 31, 2016)	139,829,364	—	—
Series B-3 (US$0.0001 par value; 31,865,304 shares authorized, and outstanding as of December 31, 2016)	851,417,151	—	—
Series C-1 (US$0.0001 par value; 37,720,709 shares authorized, and outstanding as of December 31, 2016)	1,007,869,205	—	—
Series C-2 (US$0.0001 par value; 19,469,603 shares authorized, and outstanding as of December 31, 2016)	520,213,268	—	—
Series C-3 (US$0.0001 par value; 13,391,793 shares authorized, and outstanding as of December 31, 2016)	357,818,719	—	—
Series C-4 (US$0.0001 par value; 10,823,841 shares authorized, and outstanding as of December 31, 2016)	289,204,957	—	—
Series C-5 (US$0.0001 par value; 58,072,514 shares authorized, and outstanding as of December 31, 2016)	1,551,654,251	—	—

Total mezzanine equity	5,943,978,230	—	—

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

25. Condensed financial information of the parent company - continued

Condensed balance sheets - continued

	As of December 31,
	2016	2017
	RMB	RMB	US$
Shareholders’ (deficit)/ equity
Ordinary shares (US$0.0001 par value; 577,539,514 shares authorized, and 79,305,191 shares issued outstanding as of December 31, 2016)	54,754	—	—
Class A Ordinary shares (US$0.0001 par value; nil shares authorized, issued, and outstanding as of December 31, 2016; 656,508,828 shares authorized, 262,347,283 shares issued and outstanding, as of December 31, 2017)	—	177,140	27,226
Class B Ordinary shares (US$0.0001 par value; nil shares authorized, issued, and outstanding as of December 31, 2016; 63,491,172 shares authorized, 63,491,172 shares issued and outstanding, as of December 31, 2017)	—	43,836	6,737
Treasury stock	—	(421,164,802)	(64,731,845)
Additional paid-in capital	80,458,209	5,441,668,033	836,369,063
Accumulated other comprehensive loss	—	(329,387,410)	(50,625,918)
Accumulated (deficit)/ retained earnings	(3,510,901,749)	4,680,988,948	719,454,828

Total shareholders’ (deficit)/ equity	(3,430,388,786)	9,372,325,745	1,440,500,091

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT)/ EQUITY	2,513,589,444	9,378,674,885	1,441,475,936

Condensed statements of comprehensive income

	For the years ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
Share-based compensation expense	(55,607,170)	(22,133,620)	(66,522,766)	(10,224,362)
Cost of revenue	—	—	(61,028)	(9,380)
General and administrative	—	—	(7,202,222)	(1,106,961)
Interest and investment income, net	—	—	6,189,009	951,233
Share of (loss)/profit in subsidiaries, VIEs and VIEs’ subsidiaries	(177,556,574)	598,786,238	2,315,454,720	355,878,874

Net (loss)/income before income taxes	(233,163,744)	576,652,618	2,247,857,713	345,489,404

Income tax expense	—	—	—	—

Net (loss)/income and comprehensive (loss)/income	(233,163,744)	576,652,618	2,247,857,713	345,489,404

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

25. Condensed financial information of the parent company - continued

Condensed statements of cash flows

	For the years ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
Cash Flows from Operating Activities:
Net (loss)/income	(233,163,744)	576,652,618	2,247,857,713	345,489,404
Adjustments to reconcile net (loss)/income to net cash used in operating activities: Share of loss/ (profit) in subsidiaries, VIEs and VIEs’ subsidiaries	177,556,574	(598,786,238)	(2,315,454,720)	(355,878,874)
Share-based compensation expense	55,607,170	22,133,620	66,522,766	10,224,362
Changes in operating assets and liabilities:
Receivables from related party	—	—	(22,577)	(3,470)
Other current receivables	—	—	(4,564,046)	(701,482)
Other current payables	—	—	1,378,058	211,804

Net cash used in operating activities	—	—	(4,282,807)	(658,256)
Net cash used in investing activities	—	—	(2,033,240,388)	(312,503,326)
Net cash provided by financing activities	—	—	4,881,181,230	750,223,819
Effect of exchange rate changes on cash and cash equivalents	—	—	(331,854,326)	(51,005,076)

Net increase in cash and cash equivalents	—	—	2,511,803,710	386,057,161
Cash and cash equivalents at beginning of the year	—	—	—	—

Cash and cash equivalents at end of the year	—	—	2,511,803,710	386,057,161

Basis of presentation

Condensed financial information is used for the presentation of the Company, or the parent company. The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries and VIEs.

The parent company records its investment in its subsidiaries and VIEs under the equity method of accounting as prescribed in ASC 323, Investments-Equity Method and Joint Ventures. Such investments are presented on the condensed balance sheets as “Investment in subsidiaries and VIEs” and their respective profit or loss as “Equity in profits of subsidiaries and VIEs” on the condensed statements of comprehensive income. Equity method accounting ceases when the carrying amount of the investment, including any additional financial support, in a subsidiary and VIEs is reduced to zero unless the parent company has guaranteed obligations of the subsidiary and VIEs or is otherwise committed to provide further financial support. If the subsidiary and VIEs subsequently

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

25. Condensed financial information of the parent company - continued

Basis of presentation - continued

reports net income, the parent company shall resume applying the equity method only after its share of that net income equals the share of net losses not recognized during the period the equity method was suspended.

The parent company’s condensed financial statements should be read in conjunction with the Company’s consolidated financial statements.