Form 20-F
period 2018-12-31
Qudian Inc.
filed 2019-04-15
CIK 1692705

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                    to

Commission file number 001-38230

Qudian Inc.

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

Tower A, AVIC Zijin Plaza

Siming District, Xiamen

Fujian Province 361000,

People’s Republic of China

(Address of principal executive offices)

Carl Yeung, Chief Financial Officer

Telephone: telephone: +86-592-5911580

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

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.	232,952,916 Class A ordinary shares 63,491,172 Class B ordinary shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.	☒ Yes ☐ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.	☐ Yes ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012. Indicate by check mark which basis of accounting the registration has used to prepare the financial statements included in this filing:

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

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Except where the context otherwise requires, references in this annual report to:

•	“active borrowers” are to borrowers who have drawn down credit in the specified period;
•	“outstanding borrowers” are to borrowers who have outstanding loans as of a particular date;
•	“ADSs” are to our American depositary shares, each of which represents one Class A ordinary share, and “ADRs” are to the American depositary receipts that evidence our ADSs;
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
•

“provision ratio” are to the amount of provision for loan principal and financing service fee receivables incurred during a period as a percentage of the total amount of on-balance sheet transactions facilitated during such period;

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

The translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.8755 to US$1.00, the exchange rates set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2018. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On March 29, 2019, the noon buying rate for Renminbi was RMB6.7112 to US$1.00.

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

You should read these statements in conjunction with the risks disclosed in “Item 3.D. Key Information — Risk Factors” of this annual report and other risks outlined in our other filings with the Securities and Exchange Commission, or the SEC. Moreover, we operate in an emerging and evolving environment. New risks may emerge from time to time, and it is not possible for our management to predict all risks, nor can we assess the impact of such risks on our business or the extent to which any risk, or combination of risks, may cause actual results to differ materially from those contained in any forward-looking statements. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update any forward- looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we have referred to in this annual report, completely and with the understanding that our actual future results may be materially different from what we expect.

PART I.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION
A.	Selected Financial Data

The following selected consolidated statements of operations for the years ended December 31, 2016, 2017 and 2018 and selected consolidated balance sheets as of December 31, 2017 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected consolidated statements of operations in the period from April 9 to December 31, 2014 and for the year ended December 31, 2015 and selected consolidated balance sheets as of December 31, 2015 and 2016 have been derived from our audited consolidated financial statements not included in this annual report.

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

	Period from April 9, 2014 (inception) through December 31, 2014	Year Ended December 31
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Condensed Consolidated Statement of Operations Data:
Revenues
Financing income	21,094	153,554	1,271,456	3,642,184	3,535,276	514,185
Sales commission fee	2,926	62,182	126,693	797,167	307,492	44,723
Sales income	—	—	—	26,083	2,174,789	316,310
Penalty fees	114	19,271	22,943	7,922	28,013	4,074
Loan facilitation income and others	—	—	21,754	302,010	1,646,773	239,513
Total revenues	24,133	235,007	1,442,846	4,775,366	7,692,343	1,118,805
Cost of revenues
Cost of goods sold	—	—	—	(23,895)	(2,003,642)	(291,418)
Cost of other revenues	(9,014)	(148,417)	(267,862)	(856,951)	(731,786)	(106,434)
Total cost of revenues	(9,014)	(148,417)	(267,862)	(880,846)	(2,735,428)	(397,852)
Operating expenses(1)
Sales and marketing	(46,368)	(192,603)	(182,458)	(431,749)	(540,551)	(78,620)
General and administrative	(3,503)	(42,426)	(108,786)	(183,674)	(255,867)	(37,214)
Research and development	(4,360)	(37,530)	(52,275)	(153,258)	(199,560)	(29,025)
Loss on guarantee liabilities	—	—	(861)	(150,152)	(116,593)	(16,958)
Provision for receivables	(1,667)	(45,111)	(132,176)	(605,164)	(1,178,723)	(171,438)
Total operating expenses	(55,898)	(317,670)	(476,556)	(1,523,997)	(2,291,294)	(333,255)
Other operating income.	—	—	14,646	50,703	23,748	3,454
Income/ (loss) from operations	(40,778)	(231,078)	713,074	2,421,226	2,689,369	391,152
Interest and investment income, net	8	2,889	1,857	4,211	35,740	5,198
Foreign exchange (loss) /gain, net	—	752	(9,651)	(7,177)	(90,771)	(13,202)
Other income	—	779	47	2,108	15,231	2,215
Other expenses	(5)	(6,505)	(1,834)	(363)	(522)	(76)
Net income/ (loss) before income taxes	(40,775)	(233,164)	703,493	2,420,005	2,649,047	385,287

	Period from April 9, 2014 (inception) through December 31, 2014	Year Ended December 31
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Income tax expenses	—	—	(126,840)	(255,546)	(157,731)	(22,941)
Net income /(loss)	(40,775)	(233,164)	576,653	2,164,459	2,491,316	362,346
Net Income/(loss) attributable to Qudian Inc.’s shareholders	(40,775)	(233,164)	576,653	2,164,459	2,491,316	362,346
Earnings/(loss) per share for Class A and Class B ordinary shares
— Basic	(0.51)	(2.94)	7.27	17.13	7.82	1.14
Earnings/(loss) per share for Class A and Class B ordinary shares
— Diluted	(0.51)	(2.94)	1.90	7.09	7.74	1.13
Earnings per ADS (1 Class A ordinary share equals 1 ADSs)
— Basic				17.13	7.82	1.14
Earnings per ADS (1 Class A ordinary share equals 1 ADSs)
— Diluted				7.09	7.74	1.13
Weighted average number of Class A and Class B ordinary shares outstanding
— Basic	79,305,191	79,305,191	79,305,191	126,390,196	318,685,836	318,685,836
Weighted average number of Class A and Class B ordinary shares outstanding
— Diluted	79,305,191	79,305,191	303,778,745	305,221,444	321,955,142	321,955,142
Other comprehensive loss:
Foreign currency translation adjustment	—	—	—	(77,947)	33,089	4,813
Total comprehensive income/(loss)	(40,775)	(233,164)	576,653	2,086,512	2,524,405	367,159
Total comprehensive income/(loss) attributable to Qudian Inc.’s shareholders	(40,775)	(233,164)	576,653	2,086,512	2,524,405	367,159

(1)	Share-based compensation expenses are allocated in operating expenses as follows:

	Period from April 9, 2014 (inception) through December 31, 2014	For the year ended December 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Sales and marketing	952	23,691	690	1,891	5,641	821
General and administrative	742	11,425	18,986	42,849	38,587	5,612
Research and development	1,024	20,492	2,457	19,316	13,753	2,000
Total share based compensation expenses	2,717	55,607	22,134	64,056	57,981	8,433

	As of December 31,
	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	US$
Summary Consolidated Balance Sheets:	(in thousands)
Cash and cash equivalents	210,114	785,770	6,832,306	2,501,188	363,783
Restricted cash	—	—	2,252,646	339,827	49,426
Short-term amounts due from related parties(1)	34,930	585,906	551,215	2	—
Short-term loan principal and financing service fee receivables, net	2,060,768	4,826,791	8,758,545	8,417,821	1,224,321
Short-term finance lease receivables, net	—	—	8,508	508,647	73,980
Long-term loan principal and financing service fee receivables	177,582	87,822	—	665,653	96,815
Long-term finance lease receivables, net	—	—	17,900	649,243	94,428
Total assets	2,675,596	7,117,599	19,380,416	16,253,375	2,363,955
Short-term borrowings and interest payables	1,562,883	4,183,231	7,979,415	3,860,441	561,478
Long-term borrowings and interest payables	89,358	76,052	510,024	413,400	60,127
Total liabilities	3,306,965	4,604,010	9,840,049	5,432,762	790,162
Total mezzanine equity	5,943,978	5,943,978	—	—	—
Total shareholders’ equity / (deficit)	(6,575,347)	(3,430,389)	9,540,367	10,820,613	1,573,793

(1)

Includes RMB404.6 million and RMB549.8 million deposited in our Alipay accounts as of December 31, 2016 and 2017. Such amount is unrestricted as to withdrawal and use and readily available to us on demand.

Non-GAAP Measure

Adjusted Net Income/(Loss)

We use adjusted net income/(loss), a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that adjusted net income/(loss) help identify underlying trends in our business by excluding the impact of share-based compensation expenses, which are non-cash charges. We believe that adjusted net income/(loss) provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

	Period from April 9, 2014 (inception) through December 31, 2014	For the year ended December 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Adjusted net income/(loss)(1)	(38,058)	(177,557)	598,787	2,228,515	2,549,297	370,779

(1)	Adjusted net income/(loss) is defined as net income/(loss) excluding share-based compensation expenses.

Adjusted net income/(loss) is not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for net income/(loss), cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP.

We mitigate these limitations by reconciling the non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance.

The following table reconciles our adjusted net income/(loss) in the years presented to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net income/(loss):

	Period from April 9, 2014 (inception) through December 31, 2014	For the year ended December 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Net income/(loss)	(40,775)	(233,164)	576,653	2,164,459	2,491,316	362,346
Add: share-based compensation expenses	2,717	55,607	22,134	64,056	57,981	8,433
Adjusted net income/(loss)	(38,058)	(177,557)	598,787	2,228,515	2,549,297	370,779

Exchange Rate Information

Substantially all of our operations are conducted in China and all of our revenues is denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.8755 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2018. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

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

In addition, we have limited experience in serving our current target borrower base. In November 2015, we shifted our focus from college students to young consumers in general, a more diverse customer base for whom traditional credit data is often unavailable. We have limited experience in online borrower engagement, as we only started to engage prospective borrowers through the Alipay consumer interface in November 2015. We currently offer two principal types of online credit products in China, which are cash credit products and merchandise credit products. We evaluate and approve prospective borrowers’ credit applications submitted online, and we currently rely on institutional funding partners and trusts established in collaboration with trust companies to fund such credit drawdowns. We also have limited experience in providing auto financing products, as we launched Dabai Auto in November 2017. In the fourth quarter of 2018, we launched an open platform for loan recommendations and referrals. As our business develops or in response to competition, we may continue to introduce new credit products, make adjustments to our existing credit products and our proprietary credit assessment model, make adjustments to our business operation in general, or look for other business opportunities in the market. For example, we may implement more stringent borrower qualifications to reduce the delinquency rates of transactions facilitated by us, which may negatively affect the growth of our business. We will also seek to expand the base of prospective borrowers that we serve, which may result in higher delinquency rates of transactions facilitated by us. In addition, we rely on our institutional funding partners to fund the credit that we facilitate. Our ability to continuously attract low-cost funding sources is also critical to our business. Any significant change to our business model not achieving expected results may have a material and adverse impact on our financial condition and results of operations. It is therefore difficult to effectively assess our future prospects.

You should consider our business and prospects in light of the risks and challenges we encounter or may encounter given the rapidly-evolving market in which we operate and our limited operating history. These risks and challenges include our ability to, among other things:

•	offer personalized and competitive credit products;
•	increase the utilization of our credit products by existing borrowers as well as new borrowers;
•	offer attractive financing service fees while driving the growth and profitability of our business;
•	maintain low delinquency rates of transactions facilitated by us;
•	develop sufficient, diversified, cost-efficient and reputable institutional funding sources;
•	maintain and enhance our relationships with our other business partners, including merchandise suppliers, data providers and financial service providers that participate on our open platform;
•	broaden our prospective borrower base to include those outside of the Alipay consumer interface;
•	navigate a complex and evolving regulatory environment;
•	improve our operational efficiency;
•	attract, retain and motivate talented employees to support our business growth;
•	enhance our technology infrastructure to support the growth of our business and maintain the security of our system and the confidentiality of the information provided and utilized across our system;
•	navigate economic condition and fluctuation; and
•	defend ourselves against legal and regulatory actions, such as actions involving intellectual property or privacy claims.

If we are unable to maintain or increase the amount of transactions or if we are unable to retain existing borrowers or attract new borrowers, our business and results of operations may be adversely affected.

The amount of transactions that we have facilitated for borrowers has grown rapidly since inception. To maintain and increase the amount of transactions facilitated to borrowers, we must continue to increase the amount of transactions facilitated for existing borrowers and attract additional prospective borrowers, which may be affected by several factors, including our brand recognition and reputation, the financing service fees charged, installment plans offered, our efficiency in engaging prospective borrowers, our ability to convert registered users to borrowers, utilization of the credit we approve, the effectiveness of our credit assessment model and risk management system, our ability to secure sufficient and cost-efficient funding, borrower experience, the PRC regulatory environment governing our industry and the macroeconomic environment. In connection with the introduction of new products or in response to general economic conditions, we may also impose more stringent borrower qualifications to ensure the quality of the transactions we facilitate, which may negatively affect the growth of transactions facilitated to borrowers. Furthermore, we engage a majority of active borrowers through our own mobile applications. If we are unable to attract borrowers through our own mobile applications or other third-party channels that we may collaborate with, we may not be able to engage new borrowers in an efficient manner to convert prospective borrowers into active borrowers, and may even lose existing borrowers to our competitors. In particular, we rely on application marketplaces to drive downloads of our mobile applications. If the operators of application marketplaces make changes to their marketplaces which hinder or impede access to our mobile applications, our ability to engage new borrowers will be adversely affected. If we are unable to attract quality borrowers or if borrowers do not continue to utilize our credit products, we might be unable to increase the amount of transactions facilitated to borrowers and our total revenues as expected, and our business and results of operations may be adversely affected.

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

We may not be able to maintain low delinquency rates for transactions facilitated by us, or such delinquency rates may be significantly affected by economic downturns or general economic conditions beyond our control and beyond the control of individual borrowers. We shifted our focus of target borrower base from college students to young consumers in general starting from November 2015, and we may not be able to accurately assess the credit profiles of our current target borrower base. Increase in credit utilization by borrowers from existing levels, including increase in the use of our credit products from users that were approved for credit but have not previously drawn down on their credit, may also potentially have a material adverse effect as to the delinquency rates for transactions facilitated by us. Introduction of new credit products or the wider utilization by borrowers of certain of our existing credit products that has longer durations, including merchandise credit products, may also have a material adverse impact as to the delinquency rates for transactions facilitated by us. Furthermore, although certain credit facilitated by us are funded directly or indirectly by institutional funding partners or transferred to institutional funding partners, if borrowers default on their payment obligations, we are generally obligated to repay our institutional funding partners all or a percentage of loan principals and fees payable in respect of such credit drawdowns. As of December 31, 2018, our total outstanding loan principal was 19,005.4 million (US$2,764.3 million), of which RMB3,732.8 million (US$542.9 million) represented credit drawdowns that were transferred to or indirectly funded by institutional funding partners, which were recorded as short-term and long-term borrowings and interest payables on our balance sheets. As of December 31, 2018, outstanding principal of off-balance sheet transactions, which represent credit drawdowns directly funded by institutional funding partners, was RMB9,353.2  million (US$1,360.4 million). As such, if we were to experience a significant increase in delinquency rate, we may not have sufficient capital resources to pay defaulted principals and fees to our institutional funding partners, and if this were to occur, our results of operations, financial position and liquidity will be materially and adversely affected. Furthermore, we broaden our prospective borrower base from time to time as we enhance our credit assessment model to include those with different credit profiles than borrowers that we currently provide credit to as well as prospective borrowers that we have not reached out to previously. For example, in July 2017, we increased the approval rate for applicants who seek to draw down small amounts for one-week duration and selectively approve credit to applicants who were turned down in the past. We expect to experience higher delinquency rates for new borrower groups as we test and refine our credit assessment model. As a result of such changes, we may be unable to maintain low delinquency rates for transactions facilitated by us in the future.

In addition, we reserve any estimated loss for on-balance sheet transactions due to the borrowers’ default as allowance for loan principal and financing service fee receivables. When evaluating the loan principal receivables on a pooled basis, we apply a roll rate model based on historical loss rates, while also taking into consideration macroeconomic conditions in order to calculate the pooled allowance. Accordingly, any increase in the delinquency rates of on-balance sheet transactions would increase our allowance for loan principal and financing service fee receivables and could have a material adverse effect on our business, results of operations and financial positions. Furthermore, if the actual delinquency rates for on-balance sheet transactions were higher than predicted, our cash flow would be reduced and our allowance for loan principal and financing service fee receivables may not be able to cover the actual losses as expected, which could have a material adverse effect on our working capital, financial condition, results of operations and business operations. As of December 31, 2016, 2017 and 2018, our M1+ delinquency coverage ratio, defined as the balance of allowance for loan principal and financing service fee receivables at the end of a period, divided by the total balance of outstanding principal for on-balance sheet transactions for which any installment payment was more than 30 calendar days past due as of the end of such period, was 1.6x, 1.3x and 1.1x, respectively. With respect to on-balance sheet transactions, principal for which any installment payment was more than 30 calendar days past due accounted for 1.29%, 4.42% and 5.35% of total on-balance sheet outstanding principal as of December 31, 2016, 2017 and 2018, respectively. As of December 31, 2016, 2017 and 2018, our loan principal and financing service fee receivables for on-balance sheet transactions for which any installment payment was more than 90 calendar days past due were approximately RMB29.8 million and RMB181.2 million and RMB298.1 million (US$43.4 million), respectively. As of December 31, 2016, 2017 and 2018, our allowance for loan principal and financing service fee receivables were approximately RMB105.1 million, RMB519.3 million and RMB585.3 million (US$85.1 million), respectively.

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

We have entered into off-balance sheet funding arrangements with certain institutional funding partners, which directly fund credit drawdowns by borrowers for credit products and budget auto financing products. Borrowers directly repay principal and financing service fees to the relevant institutional funding partners, who will in turn deduct the principal and fees due to them from the repayments and remit the remainder to us as our loan facilitation fees. At the inception of each off-balance sheet transaction, we record the fair value of guarantee liabilities, which represent the present value of our expected payout based on the estimated delinquency rate and the applicable discount rate for time value. Revenues from loan facilitation services are recognized when we match borrowers with funding partners and the funds are transferred to the borrowers. Additionally, revenues from post-origination services are recognized evenly over the term of the loans as the services are performed. Accordingly, an increase in the expected delinquency rates of off-balance sheet transactions would result in an increase in the fair value of guarantee liabilities, which are recognized as loss on guarantee liabilities and could have a material adverse impact on our results of operations. Furthermore, if the actual delinquency rates for off-balance sheet transactions were higher than expected, our guarantee liabilities may not be able to cover the actual losses as expected, which could have a material adverse impact on our working capital, financial condition, results of operations and business operations. Our guarantee liabilities were RMB302.6 million (US$44.0 million) as of December 31, 2018, and we paid the relevant institutional funding partners RMB387.2 million (US$56.3 million) as a result of borrowers’ default for off-balance sheet transactions in 2018.

Our business depends on our ability to collect payment on and service the transactions we facilitate.

We have implemented payment and collection policies and practices designed to optimize regulatory compliant repayment, while also providing superior borrower experience. Our collection process is divided into distinct stages based on the severity of delinquency, which dictates the level of collection steps taken. For example, automatic reminders through text, voice and instant messages are sent to a delinquent borrower as soon as the collections process commences. Our collection team will also make phone calls to borrowers following the first missed payment and periodically thereafter. For amounts more than 90 calendar days past due, we may continue to contact the relevant borrowers by phone. For larger amounts past due, we may also conduct in-person visits. During 2016, 2017 and 2018, we recovered RMB7.4 million, RMB22.4 million and RMB156.6 million (US$22.8 million), respectively, of principal and financing service fees of on-balance sheet transactions for which any installment payment is more than 90 calendar days past due.

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

We collaborate with institutional funding partners to fund certain credit drawdowns we facilitate. Our current institutional funding partners include banks and other institutions. For credit drawdowns currently funded by institutional funding partners, such credit drawdowns are typically either facilitated to borrowers directly from institutional funding partners or indirectly from institutional funding partners through trusts we established in collaboration with trust companies. Our amount of transactions has increased from approximately RMB578.2 million in 2014 to RMB57,941.0 million (US$8,427.2 million) in 2018. 66.8% of our amount of transactions in 2018 was funded by our institutional funding partners. As the demand for credit facilitated by us have significantly increased since inception, our funding arrangements have also changed significantly. For example, we historically transferred a significant amount of credit drawdowns to P2P platforms, and we have subsequently ceased transferring credit drawdowns to P2P platforms in April 2017. We expect that our funding arrangements will continue to evolve as we explore additional or new sources of funding as well as new risk sharing or transfer mechanisms. There can be no assurance that our cooperation with new institutional funding partners will meet our expectations or the expectations of borrowers.

The availability of funding from institutional funding partners depends on many factors, some of which are out of our control. Some of our institutional funding partners have limited operating history, and there can be no assurance that we will be able to rely on their funding in the future. Our ability to cooperate with new institutional funding partners may be subject to regulatory or other limitations. In addition, regardless of our risk management efforts, credit facilitated by us may nevertheless be considered riskier and have a higher delinquency rate than loans provided by traditional financial institutions. In the event there is a sudden or unexpected shortage of funds from our institutional funding partners or if our institutional funding partners have determined not to continue to collaborate with us, we may not be able to maintain necessary levels of funding without incurring high costs of capital, or at all. Furthermore, we had historically relied on one institutional funding partner to fund a substantial portion of credit facilitated by us. While we have since managed to diversify our funding sources, there can be no assurance that our funding sources will remain or become increasingly diversified in the future. If we become dependent on a small number of institutional funding partners and any such institutional funding partner determines not to collaborate with us or limits the funding that is available, our business, financial condition, results of operations and cash flow may be materially and adversely affected. Since inception, we have from time to time experienced, and may continue to experience, constraints as to the availability of funds from our institutional funding partners. Such constraints have affected and may continue to affect user experience, including by limiting our ability to approve new credit applications or resulting in us having to curtail the amount that can be drawn down by borrowers under their existing credit limits. Such limitations have in turn restrained, and may continue to restrain, the growth of our business. Any prolonged constraint as to the availability of funds from our institutional funding partners may also harm our reputation or result in negative perception of the credit products we offer, thereby decreasing the willingness of prospective or existing borrowers to seek credit products from us or to draw down on their existing credit.

We rely on the Alipay consumer interface to engage a portion of our active borrowers.

We have been collaborating with Ant Financial, one of our principal shareholders, in multiple areas of our business. In particular, we have engaged a portion of our active borrowers through different channels on the Alipay consumer interface since 2016, although from December 2017 onward, we have encouraged our repeat borrowers to directly engage us through our mobile applications. We continue to promote our products and launch campaigns through the public service window on the Alipay consumer interface, a borrower engagement channel which is free of charge and generally available to third parties. If such channel becomes unavailable in the future, the growth of our borrower base may slow down, and we may have to incur additional borrower engagement costs.

We may be deemed as a lender or a provider of financial services by the PRC regulatory authorities.

We commenced our business in early 2014. We have established trusts in collaboration with trust companies starting in December 2016. Such trusts are funded by funds from institutional funding partners and our own capital. Since the trust companies administering such trusts have been licensed by financial regulatory authorities to lend, credit drawdowns funded under this arrangement are not private lending transactions within the meaning of the Private Lending Judicial Interpretation issued by the Supreme People’s Court of the PRC in August 2015. In 2018, the amount of transactions facilitated through trusts was RMB23,557.3 million (US$3,426.3 million), representing approximately 40.7% of the total amount of transactions facilitated during such period. We currently fund a majority of credit drawdowns initially disbursed by us through banks or trusts. We historically funded credit drawdowns through online small credit companies established by us.

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

The PRC government has not adopted a clear regulatory framework governing the new and rapidly-evolving online consumer finance industry in which we operate, and our business may be subject to a variety of laws and regulations in the PRC that involve financial services, including consumer finance, small credit, and private lending. The application and interpretation of these laws and regulations are ambiguous, particularly in the new and rapidly-evolving online consumer finance industry in which we operate, and may be interpreted and applied inconsistently between the different government authorities. As of December 31, 2018, we have not been subject to any material fines or other penalties under any PRC laws or regulations as to our business operations. However, if the PRC government adopts a stringent regulatory framework for the online consumer finance industry in the future, and subject market participants such as our company to specific requirements (including without limitation, capital requirements, reserve requirements and licensing requirements), our business, financial condition and prospects would be materially and adversely affected. The existing and future rules, laws and regulations can be costly to comply with and if our practice is deemed to violate any existing or future rules, laws and regulations, we may face injunctions, including orders to cease illegal activities, and may be exposed to other penalties as determined by the relevant government authorities as well.

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

We have cooperated with our institutional funding partners, whose compliance with PRC laws and regulations may affect our business. Our collaboration with institutional funding partners have exposed us to and may continue to expose us to additional regulatory uncertainties faced by such institutional funding partners. In addition, we have ceased transferring credit drawdowns to P2P platforms in April 2017. Nonetheless, we cannot assure you that the business operations of our institutional funding partners currently are or will be in compliance with the relevant laws and regulations, and in the event that our institutional funding partners do not operate their businesses in accordance with the relevant laws and regulations or are engaged in illegal activities, they will be exposed to various regulatory risks and accordingly, our business, financial condition and prospects would be materially and adversely affected.

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

The Office of the Leading Group for Specific Rectification against Online Finance Risks and the Office of the Leading Group for Specific Rectification against P2P Online Lending Risks jointly issued the Circular on Regulating and Rectifying Cash Loan Business on December 1, 2017, or Circular 141. Among other things, Circular 141 provides restrictions on banks’ collaboration with third parties in cash loan business. Pursuant to Circular 141, a bank may not outsource its core business functions, such as credit assessment and risk management, to third parties. Circular 141 also prohibits a bank participating in loan facilitation transactions from accepting credit enhancement services from a third party which has not obtained any license or approval to provide guarantees, including credit enhancement service in the form of a commitment to assume default risks. As Circular 141 is relatively new, it remains uncertain how the regulatory authorities will interpret and enforce the requirements. We have entered into arrangements with several banks which directly fund credit drawdowns to borrowers. We refer to such banks qualified credit applications from borrowers, including our assessment of their credit profiles and our suggested credit limits. They will then review the credit applications and approve credit for drawdown. When a borrower defaults, we are obligated to repay the full overdue amount to the relevant bank. One of our wholly-owned subsidiaries, Xiamen Xincheng Youda Financing Guarantee Ltd., or Xiamen Xincheng, has obtained a license to provide financing guarantee service. We plan to provide guarantees for credit drawdowns through Xiamen Xincheng. Nonetheless, we may also provide guarantees through alternative arrangements, such as cooperation with third parties with financing guarantee licenses. If our arrangement to provide guarantees through the alternative arrangements are deemed to be in violation of Circular 141, we could be subject to penalties and/or be required to change our business model. As a result, our business, financial condition, results of operations and prospects could be materially and adversely affected.

We focus on complying with relevant laws, regulations and government policies applicable to our business practice in the PRC and have implemented various measures. We have established trusts in collaboration with trust companies starting in December 2016. In addition, we continuously seek to work with additional institutional funding partners, including more traditional banking institutions, in light of the regulatory uncertainties faced by certain of our institutional funding partners, such as P2P platforms. In April 2017, we ceased transferring credit drawdowns to P2P platforms and certain other institutional funding partners. However, due to the lack of clarity in the potential interpretation of the relevant rules and the fact that the rules, laws and regulations are expected to continue to evolve in this newly emerging industry in which we operate, we cannot assure you that our measures would effectively prevent us from violating any existing or future rules, laws and regulations. In addition, although the relevant regulations on P2P platforms do not directly apply to us, any regulatory restrictions may cause borrowers with lower credit qualities to seek for our service, which may have negative effect on our delinquency rates. Furthermore, such changes in regulations may also affect market sentiment and have a negative impact on our partnership with institutional funding partners.

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

To the extent we issue asset-backed securities in the future, we do not plan to issue such securities to investors located in the United States or otherwise meeting the definition of “U.S. persons” as defined under Rule 902 under the Securities Act. As such, we do not believe that any such potential issuances will be subject to the requirements in Regulation AB under the Securities Act and the related rules. Nonetheless, if we issue asset- backed securities in the future that are required to be registered under the Securities Act, we may need to comply with Regulation AB and related rules, which may make the issuance of such asset-backed securities impracticable.

The financing service fees we charge borrowers may decline in the future and any material decrease in such financing service fees could harm our business, financial condition and results of operations.

We generate a substantial majority of our total revenues from financing service fees we charge borrowers. In 2018, financing income, which we recognize for our on-balance sheet transactions, comprised 46.0% of our total revenues. In addition, we recognize revenues from loan facilitation services when we match borrowers with funding partners and the funds are transferred to the borrowers. Additionally, revenues from post-origination services are recognized evenly over the term of the loans as the services are performed. As such, the amount of financing service fees charged under such arrangements may affect the amount of loan facilitation fees that we collect. Any material decrease in our financing service fees would have a substantial impact on our margin. In the event that the amount of financing service fees we charge for credit drawdowns we facilitated decrease significantly in the future and we are not able to reduce our cost of capital for funds from institutional funding partners or to adopt any cost control initiatives, our business, financial condition and results of operations will be harmed. To compete effectively, the financing service fees we charge borrowers could be affected by a variety of factors, including the creditworthiness and ability to repay of the borrowers, the competitive landscape of our industry, our access to capital and regulatory requirements. Our financing service fees may also be affected by a change over time in the mix of the types of products we offer and a change to our borrower engagement initiatives. Our competitors may also offer more attractive fees, which may require us to reduce our financing service fees to compete effectively. Certain consumer financing solutions offered by traditional financial institutions may provide lower fees than our financing service fees. Although we do not believe such consumer financing solutions currently compete with our products or target the same unserved or underserved consumers in China, such traditional financial institutions may decide to do so in the future, which may have a material adverse effect as to the financing service fees that we will be able to charge. Furthermore, as our borrowers establish their credit profile over time, they may qualify for and seek out other consumer financing solutions with lower fees, including those offered by traditional financial institutions offline, and we may need to adjust our financing service fees to retain such borrowers.

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

In an effort to comply with potentially applicable laws and regulations, we adjusted the pricing of our credit products in April 2017 to ensure that the annualized fee rates charged on all credit drawdowns do not exceed 36%. As financing service fees historically accounted for a substantial majority of our revenue, if the cap on annualized fee rates is reduced from 36%, or if there is any material reduction in the amount of financing service fees we charge borrowers, our business, results of operations and financial condition could be materially and adversely affected. See “The laws and regulations governing the online consumer finance industry in the PRC are still at a nascent stage and subject to further change and interpretation. If our business practices or the business practices of our institutional funding partners are deemed to violate any PRC laws or regulations, our business, financial condition, results of operations and prospects would be materially and adversely affected.” In addition, as some of our institutional funding partners are prohibited from charging fees at annualized rates in excess of 24%, we cooperate with various insurance and asset management companies to charge additional fees from the relevant borrowers so that the overall fee rates applicable to such borrowers would still be within the limit of 36% on an annualized basis. If such arrangements were found by the regulatory authorities to be in violation of the applicable laws and regulations, our business, results of operations and financial condition could be materially and adversely affected.

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

We have entered into cooperative arrangements with banks in which they are identified as the lender under the agreements with borrowers and the borrowers are required to repay the principal and financing service fees directly to them. However, when borrowers under arrangements with banks fail to repay, we are obligated to repay the relevant bank the full overdue amount. In addition, pursuant to our agreement with the consumer finance company, we will make cash payments to the consumer finance company based on the delinquency rate on the portfolio of loans that we have facilitated in which the consumer finance company originates pursuant to a pre-agreed formula. For year 2018, such transactions, which are off-balance sheet transactions, represented 36.1% of the total amount of transactions facilitated. We have also entered into arrangements with various institutional funding partners to fund on-balance sheet transactions, and we are also obligated to compensate such institutional funding partners for borrower default. For year 2018, such on-balance sheet transactions represented 30.7% of the total amount of transactions facilitated. As such, transactions funded by institutional funding partners represented 66.8% of the total amount of transactions facilitated for year 2018.

Due to the lack of further interpretations, the exact definition and scope of “operating financing guarantee business” under the Financing Guarantee Rules is unclear. It is uncertain whether we would be deemed to operate financing guarantee business because of our current arrangements with institutional funding partners. Furthermore, pursuant to Circular 141, a bank participating in loan facilitation transactions may not accept credit enhancement service from a third party which has not obtained any license or approval to provide guarantees, including credit enhancement service in the form of a commitment to assume default risks. One of our wholly-owned subsidiaries, Xiamen Xincheng, obtained a license to provide financing guarantee service in March 2019. We plan to provide guarantees for credit drawdowns through Xiamen Xincheng. Under the Financing Guarantee Rules, the outstanding guarantee liabilities of a financing guarantee company shall not exceed ten times of its net assets. As of March 31, 2019, the net asset of Xiamen Xincheng was RMB300.0 million (US$43.6 million), and it was therefore permitted to incur guarantee liabilities up to RMB3,000.0 million (US$436.3 million). Nonetheless, we may also provide guarantees through alternative arrangements, such as cooperation with third parties with financing guarantee licenses. If such alternative arrangements are deemed to be in violation of Circular 141, we could be subject to penalties and/or be required to change our business model. As a result, our business, financial condition, results of operations and prospects could be materially and adversely affected.

We may not be able to successfully operate our budget auto financing business.

We launched Dabai Auto, our budget auto financing products, in November 2017. We offer such products in the form of sales-type finance leases and vehicle sales with guarantee. In the case of sales-type finance leases, we purchase cars on our inventory and lease them to creditworthy car buyers. Each car buyer is required to make a down payment and pay installments throughout the term of the lease. The legal title of the car is transferred to the car buyer upon full repayment. In the case of vehicle sales with guarantee, we sell vehicles to buyers and provide loan facilitation services to funding partners who provide financing to the vehicle buyers. The buyer obtains control of the vehicle when the borrower physically possesses the vehicle and when we receive cash consideration for the vehicle from the buyer. We will receive recurring service fees from the financial institution for our loan facilitation services and post-origination services throughout the term of the loan. In addition, we provide a guarantee on the principal and accrued interest repayments of the defaulted loans to the financial institution. Risks and uncertainties associated with our budget auto financing business include, among other things:

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

We scaled back operations of our budget auto financing business in 2018, in response to the slowdown of the economic growth and concerns over the trajectory of industry development. If we were unable to successfully operate our budget auto financing business, our business, results of operations and financial condition may be materially and adversely affected.

We may not be able to successfully operate our open platform for loan recommendations and referrals.

In the fourth quarter of 2018, we launched an open platform for loan recommendations and referrals. The platform offers our large user base with more choices to satisfy their financial needs, while incurring no material cost of operations and no credit risk for us. For users that do not meet our credit requirements, we provide recommendations of financial products that are offered by financial service providers that participate on our platform. The relevant financial service providers perform independent credit assessment of users and make the ultimate credit decisions. We typically charge such financial service providers for lead generation on a cost-per-click basis. On the other hand, for users with better credit profiles that are applying for large loan amounts that exceed the limit permitted under our policy, we refer their applications to our institutional funding partners. We do not bear credit risk and receive commissions from our institutional funding partners for such referrals.

The success of the open platform depends on our ability to attract more users and financial service providers. However, both users and financial service providers may become dissatisfied with our platform and users may consequently be reluctant to continue to use our platform and financial service providers may be hesitant to continue to partner with us. As a result, our business, reputation, results of operations and financial condition will be materially and adversely affected.

Furthermore, we have limited control over the products of financial service providers. The regulatory framework for online consumer finance market in China is both complex and constantly evolving. If any product we recommended on our platform is found to violate the relevant laws and regulations, we may suffer significant reputational damage, and our business, results of operations and financial condition would be materially and adversely affected.

We have limited experience managing our allowance for loan principal and financing service fee receivables. In addition, our allowance for loan principal and financing service fee receivables is determined based on both objective and subjective factors and may not be adequate to absorb loan losses if we fail to accurately forecast the expected loss.

We face the risk that borrowers fail to repay their principals and financing service fees in full. Estimated credit loss relating to on-balance sheet transactions is recorded as allowance for loan principal and financing service fee receivables. If we experience higher delinquency rates, such allowance would also increase. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.” We have established an evaluation process designed to determine the adequacy of our allowance for loan principal and financing service fee receivables. While this evaluation process uses historical and other objective information, it is also dependent on our subjective assessment based upon our experience and judgment. Actual losses are difficult to forecast, especially if such losses stem from factors beyond our historical experience. We have limited experience managing our allowance for loan principal and financing service fee receivables, especially given the fact that we only commenced our business in early 2014. Furthermore, we shifted our focus of target borrower base from college students to young consumers in general starting from November 2015, and we may not be able to accurately forecast delinquencies of our current target borrower base. Given these challenges, it is possible that we will underestimate or overestimate the allowance for loan principal and financing service fee receivables. In addition, we are not subject to periodic review by bank regulatory agencies of our allowance for loan principal and financing service fee receivables. As a result, if we underestimate the allowance for loan principal and financing service fee receivables, there can be no assurance that our allowance for loan principal and financing service fee receivables will be sufficient to absorb losses or prevent a material adverse effect on our business, financial condition and results of operations. Conversely, if we overestimate the allowance for loan principal and financing service fee receivables, we will record higher provision for loan principal and financing service fee receivables, which will adversely affect our results of operations.

We face intense competition and, if we do not compete effectively, our results of operations could be harmed.

The online consumer finance industry in China is highly competitive and we compete with other consumer finance service providers, including online consumer finance service providers, such as JD Finance, 360 Finance, WeBank, Huabei and Jiebei, as well as traditional financial institutions, such as banks and consumer finance companies. In particular, we and Jiebei both engage borrowers through the Alipay consumer interface and may compete for borrower engagement. We also compete with other providers of budget auto financing products, such as Youxin and Yixin, offline auto retailers such as 4S dealers as well as online auto retail platforms. Our competitors may operate different business models, have different cost structures or participate selectively in different market segments. They may ultimately prove more successful or more adaptable to consumer demand and new regulatory, technological and other developments. Some of our current and potential competitors have significantly more financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their offerings. Our competitors may also have longer operating history, more extensive borrower bases or funding sources, greater brand recognition and brand loyalty and broader relationships with funding partners or merchandise suppliers than us. Additionally, a current or potential competitor may acquire, or form a strategic alliance with, one or more of our competitors. Our competitors may be better at developing new products, offering more attractive fees, responding more quickly to new technologies and undertaking more extensive and effective marketing campaigns. Furthermore, in light of the low barriers to entry in the online consumer finance industry, more players may enter this market and increase the level of competition. We anticipate that more established Internet, technology and financial services companies that possess large, existing user bases, substantial financial resources and established distribution channels may also enter the market in the future. In response to competition and in order to grow or maintain the amount of transactions facilitated to borrowers, we may have to offer lower amount of financing service fees, which could materially and adversely affect our business and results of operations. If we are unable to compete with such companies and meet the need for innovation in our industry, the demand for our credit products could stagnate or substantially decline, which could harm our business and results of operations.

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

PRC regulations impose sanctions for engaging in Internet information services of a commercial nature without having obtained an Internet content provider license, or the ICP license, and sanctions for engaging in the operation of online data processing and transaction processing without having obtained a VATS license for online data processing and transaction processing, or ODPTP license (ICP and ODPTP are both sub-sets of value-added telecommunication business). These sanctions include corrective orders and warnings from the PRC communication administration authority, fines and confiscation of illegal gains and, in the case of significant infringements, the websites and mobile apps may be ordered to cease operation. Nevertheless, the interpretation of such regulations and PRC regulatory authorities’ enforcement of such regulations in the context of online consumer finance industry remains uncertain, it is unclear whether online consumer finance service provider like us are required to obtain ICP license or ODPTP license, or any other kind of value-added telecommunication business licenses. Beijing Happy Time, Qufenqi Beijing and Xiamen Qudian Culture and Technology have obtained ICP licenses. We have not obtained any ODPTP license to date. Given the evolving regulatory environment of the consumer finance industry and value-added telecommunication business, we cannot rule out the possibility that the PRC communication administration authority or other government authorities will explicitly require any of our consolidated VIEs or subsidiaries of our consolidated VIEs to obtain ICP licenses, ODPTP licenses or other value-added telecommunication business licenses, or issue new regulatory requirements to institute a new licensing regime for our industry. If such value-added telecommunication business licenses are clearly required in the future, or a new license regime is introduced or new regulatory rules are promulgated, we cannot assure you that we would be able to obtain any required license or other regulatory approvals in a timely manner, or at all, which would subject us to the sanctions described above or other sanctions as stipulated in the new regulatory rules, and materially and adversely affect our business and impede our ability to continue our operations.

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

We currently provide budget auto financing products in the form of finance leases and vehicle sales with guarantee through our subsidiary Xiamen Qudian Financial Lease Ltd., or Xiamen Financial Lease. We may continue to expand the amount of finance leases provided by Xiamen Financial Lease, which would increase the amount of finance lease receivables of such subsidiary. When the amount of finance lease receivables exceeds ten times of Xiamen Financial Lease’s total net assets, we may be required to increase the total net assets of Xiamen Financial Lease by means of, among others, increasing the paid-up capital contribution. However, we cannot assure you that we will be able to make such capital contribution timely, or at all. Our inability to make such capital contribution on a timely basis could have an adverse impact on our business.

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of our initial public offering to make loans to our PRC subsidiaries and our consolidated VIEs, or to make additional capital contributions to our PRC subsidiaries.

In utilizing the proceeds of our initial public offering, we, as an offshore holding company, are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries, which are treated as foreign- invested enterprises under PRC laws, through loans or capital contributions. However, loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE and capital contributions to our PRC subsidiaries are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System, and registration with other governmental authorities in China.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or Circular 19, effective on June 1, 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign- Invested Enterprises, or SAFE Circular 142, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, or Circular 59, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses, or Circular 45. According to Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign- invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in the PRC in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and Circular 16 could result in administrative penalties. Circular 19 and Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our initial public offering, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

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

Any malicious or otherwise negative allegation made by the media or other parties about the foregoing or other aspects of our company, including our management, business, compliance with law, financial condition, prospects or our historical business operations on campuses, whether with merit or not, could severely hurt our reputation and harm our business and results of operations. In addition, certain factors that may adversely affect our reputation are beyond our control. Negative publicity about parties that we collaborate with institutional funding partners, financial service providers that participate on our open platform or other business partners, including negative publicity about any failure by them to adequately protect the information of their users, to comply with applicable laws and regulations or to otherwise meet required quality and service standards, could also harm our reputation or result in negative perception of the products we offer. Furthermore, any negative development in the online consumer finance industry, such as bankruptcies or failures of other consumer finance service providers, and especially a large number of such bankruptcies or failures, or negative perception of the industry as a whole, such as that arises from any failure of other consumer finance platforms to detect or prevent money laundering or other illegal activities, even if factually incorrect or based on isolated incidents, could compromise our image, undermine the trust and credibility we have established and impose a negative impact on our ability to attract new borrowers and to collaborate with and retain institutional funding partners. Negative developments in our industry, such as widespread borrower default, fraudulent behavior and/or the closure of other online consumer finance service providers, may also lead to tightened regulatory scrutiny of the sector and limit the scope of permissible business activities that may be conducted. If any of the foregoing takes place, our business and results of operations could be materially and adversely affected.

We incurred net losses in the past and may incur net losses in the future.

We had net losses of RMB40.8 million and RMB233.2 million in the period from April 9 to December 31, 2014 and in 2015, respectively. We had accumulated deficits of RMB5,984.8 million and RMB6,633.7 million as of December 31, 2014 and December 31, 2015, respectively. Although we had net income of RMB576.7 million in 2016, RMB2,164.5 million in 2017 and RMB2,491.3 million (US$362.3 million) in 2018, we cannot assure you that we will be able to continue to generate net income in the future. We anticipate that our cost of revenues and operating expenses will increase in the foreseeable future as we continue to grow our business, attract borrowers, institutional funding partners and merchandise suppliers and further enhance and develop our credit products, enhance our risk management capabilities and increase brand recognition. These efforts may prove more costly than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. There are other factors that could negatively affect our financial condition. For example, the delinquency rates of the transactions facilitated may be higher than expected, which may lead to lower than expected revenue, additional expenses and higher provision for loan principal and financing service fee receivables. Furthermore, we have adopted share incentive plans in the past and may adopt new share incentive plans in the future, which have caused, and will result in, significant share-based compensation expenses to us. We generate a substantial majority of our total revenues from financing service fees we charge borrowers. Any material decrease in our financing service fees would have a substantial impact on our margin. As a result of the foregoing and other factors, our net income margins may decline or we may incur additional net losses in the future and may not be able to maintain profitability on a quarterly or annual basis.

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

For the purpose of credit assessment and pricing, we obtain prospective borrower’s credit analysis and other information from them as well as, with their authorization, from external parties, and assess applicants’ creditworthiness based on such information. Such external party’s credit assessment system may still be at a development stage and therefore have limitations in measuring borrowers’ creditworthiness. We have experienced instances where credit analysis information provided by an external party was not fully predictive of actual delinquency rates. Therefore, we do not rely on inputs from one or only a few external parties. Instead, we use inputs from many external parties for our credit assessment model to enhance our risk management capabilities. As the credit assessment methodologies of external parties are not disclosed to us, we may not have adequate knowledge of the assumptions behind their credit analysis, which could cause our model to produce inaccurate results. In addition, if there is an adverse change in the economic condition, credit analysis information provided by external parties may not be a reliable reference to assess an applicant’s creditworthiness, which may compromise our risk management capabilities. As a result, our assessment of a borrower’s credit profile may not reflect that particular borrower’s actual creditworthiness because assessment may be based on outdated, incomplete or inaccurate information. In addition, the completeness and reliability of information on borrower’s credit risk available in the PRC is relatively limited. The PBOC has developed and put into use a national personal and corporate credit information database which remains relatively underdeveloped. The information available to us and external parties from whom we obtain information for our credit assessment model is limited. We also currently do not have a comprehensive way to determine whether prospective borrowers have obtained loans through other consumer finance platforms, creating the risk whereby a borrower may utilize our credit products in order to pay off loans from other sources. Additionally, we allow a borrower to make multiple drawdowns under his or her credit, and such borrower may use proceeds from one drawdown to repay a separate credit drawdown facilitated by us. There is also a risk that, following our obtaining a borrower’s information, the borrower may have:

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

We collaborate with certain other parties in providing our credit products to borrowers. Such other parties include our institutional funding partners, third-party financial service providers that participate on our open platform, other institutions from which we obtain information for our credit assessment model and risk management system, our cloud computing service provider and merchandise suppliers. These parties may not be able to provide accurate data analyses, sufficiently or timely fund credit that we facilitate or provide satisfactory merchandise and services to us and/or borrowers on commercially acceptable terms or at all. Any failure by these parties to continue with good business operations, comply with applicable laws and regulations or any negative publicity on these parties could damage our reputation, expose us to significant penalties and decrease our total revenues and profitability. Also, if we fail to retain existing or attract new quality parties to collaborate with, our ability to retain existing borrowers, engage prospective borrowers may be severely limited, which may have a material and adverse effect on our business, financial condition and results of operations. In addition, certain of these other parties that we collaborate with have access to our user data to a limited extent in order to provide their services. If these other parties engage in activities that are negligent, illegal or otherwise harmful to the trustworthiness and security of our products or system, including the leak or negligent use of data, or users are otherwise dissatisfied with their service quality, we could suffer reputational harm, even if these activities are not related to, attributable to or caused by us.

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

Our quarterly results of operations, including the levels of our total revenues, cost of revenues and operating expenses, net income/(loss) and other key metrics, may vary significantly in the future due to a variety of factors, some of which are outside of our control, and period-to-period comparisons of our operating results may not be meaningful, especially given our limited operating history. Accordingly, the results for any one quarter are not necessarily an indication of future performance. Fluctuations in quarterly results may adversely affect the price of our ADSs. Factors that may cause fluctuations in our quarterly financial results include:

•	our ability to attract new borrowers and maintain relationships with existing borrowers;
•	the amount of transactions;
•	the mix of products we offer;
•	delinquency rates of transactions we facilitate;
•	the amount and timing of cost of revenues and operating expenses related to acquiring borrowers and the maintenance and expansion of our business, operations and infrastructure;
•	our ability to establish relationship with additional institutional funding partners and maintain relationships with existing institutional funding partners;
•	our ability to secure funding for credit we facilitate on reasonable terms;
•	our emphasis on borrower experience instead of near-term growth;
•	the timing of expenses related to the development or acquisition of technologies or businesses;
•	network outages or security breaches;
•	general economic, industry and market conditions; and
•	changes in applicable laws and regulations.

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

Furthermore, we have commenced construction of our innovation park in Xiamen, Fujian Province, and the construction is expected to be completed in 2021. If the costs and expenses incurred for the construction exceed our planned limits, our financial results may be negatively affected.

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

We generate our revenue from the provision of both cash and merchandise credit products which we believe are mainly used for day-to-day discretionary consumption purposes. As a result, our cash and merchandise credit products businesses are affected by the development of the retail industry, and in particular the online retail industry, in China. The long-term viability and prospects of various online retail business models in China remain relatively untested. As such, demand for our credit products and our future results of operations will depend on numerous factors affecting the development of the online retail industry in China, which may be beyond our control. These factors include:

•	the growth of Internet, broadband, personal computer and mobile penetration and usage in China, and the rate of any such growth;
•	the trust and confidence level of online retail and mobile commerce consumers, including our users, in
•	China, as well as changes in borrower demographics and consumer tastes and preferences;
•	the selection, price and popularity of merchandise that we and our competitors offer online;
•	whether alternative retail channels or business models that better address the needs of consumers emerge in China; and
•	the development of fulfillment, payment and other ancillary services associated with retail and mobile commerce purchases.

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

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the NYSE. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Commencing with our fiscal year ending December 31, 2018, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 20-F filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. In addition, beginning at the same time, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting.

As of December 31, 2018, our management has concluded that our internal control over financial reporting is effective. See “Item 15. Controls and Procedures ⸻ Management’s Annual Report on Internal Control over Financial Reporting.” Our independent registered public accounting firm has issued a report, which has concluded that we maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018.

However, our internal control over financial reporting may not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

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

We currently collaborate with more than 428 merchandise suppliers, including leading brands and their authorized distributors for our merchandise credit product business. Although we have adopted measures to verify the authenticity and authorization of merchandise offered on our marketplace and avoid potential infringement of any rights of other parties in the course of sourcing these merchandise, we may not always be successful. In the event that counterfeit, unauthorized or infringing merchandise is sold on our mobile apps or infringing content is posted on our websites, we could face claims that we should be held liable. We had in the past received a few claims alleging that merchandise sold on our marketplace infringed on other parties’ rights and had worked with the relevant merchandise suppliers for product return and exchange of such merchandise. Although these claims have been immaterial to our business, results of operations and financial condition, if any material claim occurs in the future, irrespective of the validity of such claims, we may incur significant costs and efforts in either defending against or settling such claims. If there is a successful claim against us, we might be required to pay substantial damages or refrain from further sale of the relevant merchandise. Potential liability under PRC law if we negligently participated or assisted in infringement activities associated with counterfeit goods includes injunctions to cease infringing activities, rectification, compensation, administrative penalties and even criminal liability. Moreover, such claims or administrative penalties could result in negative publicity and our reputation could be severely damaged. Any of these events could have a material and adverse effect on our business, results of operations or financial condition.

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

We have implemented various policies and procedures in compliance with all applicable anti-money laundering and anti-terrorist financing laws and regulations, including internal controls and “know-your-customer” procedures, for preventing money laundering and terrorist financing. In addition, we rely on our institutional funding partners and payment processors, in particular online payment companies that handle the transfer of funds from institutional funding partners to us and the borrowers, to have their own appropriate anti- money laundering policies and procedures. Certain of our institutional funding partners and online payment companies are subject to anti-money laundering obligations under applicable anti-money laundering laws and regulations and are regulated in that respect by the PBOC. We have adopted commercially reasonable procedures for monitoring our institutional funding partners and payment processors.

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

From time to time we may also make financial investments, such as investments in equity securities of other companies, and there can be assurance that we will be able to realize profits from such investments.

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

Any prolonged slowdown in the Chinese or global economy may have a negative impact on our business, results of operations and financial condition. In particular, general economic factors and conditions in China or worldwide, including the general interest rate environment and unemployment rates, may affect borrowers’ willingness to seek credit and institutional funding partners’ ability and desire to fund credit drawdowns facilitated by us. Economic conditions in China are sensitive to global economic conditions. The global financial markets have experienced significant disruptions since 2008 and the United States, Europe and other economies have experienced periods of recession. The recovery from the lows of 2008 and 2009 has been uneven and there are new challenges, including the escalation of the European sovereign debt crisis from 2011 and the slowdown of China’s economic growth since 2012, which may continue. There is considerable uncertainty over the long- term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have also been concerns over unrest in North Korea, Ukraine, the Middle East and Africa, which have resulted in volatility in financial and other markets. There have also been concerns over the expected withdrawal of the United Kingdom from the European Union as well as the outcome of the United States presidential election in November 2016. There have also been concerns about the economic effect of the tensions in the relationship between China and surrounding Asian countries. If present Chinese and global economic uncertainties persist, we may have difficulty in obtaining funding sources to fund the credit utilized by borrowers. Adverse economic conditions could also reduce the number of quality borrowers seeking credit from us, as well as their ability to make payments. Should any of these situations occur, the amount of transactions facilitated to borrowers and our revenue will decline, and our business and financial condition will be negatively impacted. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

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

Because we are an exempted company incorporated in the Cayman Islands, we are classified as a foreign enterprise under PRC laws and regulations, and our wholly-owned PRC subsidiary, Ganzhou Qufenqi, is a foreign-invested enterprise, or an FIE. To comply with PRC laws and regulations, we conduct our business in China through our consolidated VIEs and their affiliates. Ganzhou Qufenqi has entered into a series of contractual arrangements with our consolidated VIEs and their shareholders. In addition, pursuant to the resolutions of all shareholders of Qudian Inc. and the resolutions of the board of directors of Qudian Inc., the board of directors of Qudian Inc. or any officer authorized by such board shall cause Ganzhou Qufenqi to exercise Ganzhou Qufenqi’s rights under the power of attorney agreements entered into among Ganzhou Qufenqi, each of our consolidated VIEs and the nominee shareholders of each of our consolidated VIEs and Ganzhou Qufenqi’s rights under the exclusive call option agreement between Ganzhou Qufenqi and each of our consolidated VIEs. As a result of these resolutions and the provision of unlimited financial support from the Company to each of our consolidated VIEs, Qudian Inc. has been determined to be most closely associated with each of our consolidated VIEs within the group of related parties and was considered to be the primary beneficiary of each of our consolidated VIEs and its subsidiaries.

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

Furthermore, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. See “⸻ Substantial uncertainties exist with respect to how the 2019 Law of Foreign Investment may affect our current corporate structure, corporate governance and business and financial condition.” Occurrence of any of these events could materially and adversely affect our business, financial condition and results of operations. In addition, if the imposition of any of these penalties or requirement to restructure our corporate structure causes us to lose the rights to direct the activities of our consolidated VIEs or our right to receive their economic benefits, we would no longer be able to consolidate the financial results of such VIEs in our consolidated financial statements. However, we do not believe that such actions would result in the liquidation or dissolution of our company, our wholly-owned subsidiaries in China or our consolidated VIEs or their subsidiaries. See “Item 4. Information on the Company — B. Business Overview — Overview — Our Contractual Arrangements with Consolidated VIEs and Their Shareholders.”

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

Ganzhou Qudian Technology Co., Ltd., or Ganzhou Qudian, Hunan Qudian Technology Development Co., Ltd., or Hunan Qudian, and Xiamen Qudian Technology Co., Ltd., or Xiamen Qudian, became our consolidated VIEs in 2017. Xiamen Weipujia Technology Co., Ltd., or Xiamen Weipujia, also became our consolidated VIE in 2018. Min Luo, our founder, chairman and chief executive officer, and Mr. Lianzhu Lv, our director and head of user experience department, are the only shareholders of Ganzhou Qudian, and Mr. Min Luo and Mr. Hongjia He, our vice president, are the only shareholders of Hunan Qudian. Mr. Min Luo is the only shareholder of Xiamen Qudian. Mr. Min Luo and Mr. Hongjia He are the only shareholders of Xiamen Weipujia. We believe such shareholding structure will enhance our administrative efficiency and reduce uncertainties associated with the enforcement of the relevant contractual arrangements entered into with the new consolidated VIEs and their respective shareholder(s). Instead of relying on several shareholders’ compliance with their respective contractual obligations, we will only rely on one or two shareholders’ compliance for each new consolidated VIE and would only need to enforce against such shareholder(s) in the event of a breach. However, there can be no assurance that the shareholding structure of the new consolidated VIEs will deliver the expected benefits. If any of the shareholders of the new consolidated VIEs breaches his obligations under the applicable contractual arrangements, our business, financial condition and results and operations could be materially and adversely affected.

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

Mr. Min Luo, our founder, chairman of the board and chief executive officer, beneficially owns all the Class B ordinary shares issued and outstanding, representing 73.1% of our aggregate voting power as of March 31, 2019. As a result, Mr. Min Luo has the ability to control or exert significant influence over important corporate matters, investors may be prevented from affecting important corporate matters involving our company that require approval of shareholders, including:

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

Substantial uncertainties exist with respect to how the 2019 Law of Foreign Investment may affect our current corporate structure, corporate governance and business and financial condition.

On March 15, 2019, the Standing Committee of the National People’s Congress promulgated the 2019 Law of Foreign Investment (“The 2019 Law of Foreign Investment”), which will become effective on January 1, 2020. The 2019 Law of Foreign Investment will replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations.

The 2019 Law of Foreign Investment stipulates four forms of foreign investment, namely, (1) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within China; (2) a foreign investor acquires stock shares, equity shares, interests in assets, or other like rights and interests of an enterprise within China; (3) a foreign investor, individually or collectively with other investors, invests in a new project within China; and (4) foreign investments in other forms as provided by law, administrative regulations, or by the State Council.

The contractual arrangements have been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. As mentioned above, the 2019 Law of Foreign Investment does not mention concepts including “de facto control” and “controlling through contractual arrangements,” nor does it specify the regulation on controlling through contractual arrangements. Specifically, it does not incorporate contractual arrangements as a form of foreign investment, the contractual arrangements as a whole and each of the arrangements comprising the contractual arrangements will not be materially affected and will continue to be legal, valid and binding on the parties.

However, the 2019 Law of Foreign Investment stipulates that “foreign investment includes foreign investors invest in China through any other methods under laws, administrative regulations, or provisions prescribed by the State Council,” which means there are possibilities that future laws, administrative regulations or provisions of State Council may stipulate contractual arrangements as a way of foreign investment and our contractual arrangements would be regarded as foreign investment correspondingly. If that is the case, whether our contractual arrangements will be deemed to be in violation of the foreign investment access requirements and how our contractual arrangements will be handled are subject to uncertainties.

Therefore, there is no guarantee that the contractual arrangements and the business of our Consolidated VIEs will not be materially and adversely affected in the future due to changes in PRC laws and regulations. If future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be completed by companies with existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions timely, or at all.

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

Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered capital, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends, loans or advances. Certain of our subsidiaries did not have any retained earnings available for distribution in the form of dividends as of December 31, 2018. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary.

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

Under the PRC Enterprise Income Tax Law and its implementing rules, enterprises established under the laws of jurisdictions outside of China with “de facto management bodies” located in China may be considered PRC tax resident enterprises for tax purposes and may be subject to the PRC enterprise income tax at the rate of 25% on their global income. “De facto management body” refers to a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise. The State Administration of Taxation issued the Notice Regarding the Determination of Chinese- Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by foreign enterprises or individuals, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises. If we were to be considered a PRC resident enterprise, we would be subject to PRC enterprise income tax at the rate of 25% on our global income. In such case, our profitability and cash flow may be materially reduced as a result of our global income being taxed under the Enterprise Income Tax Law. We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the monetary or fiscal policies adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, the exchange rate between the

Renminbi and the U.S. dollar had been stable and traded within a narrow band. In June 2010, the PRC government indicated that it would make the foreign exchange rate of the Renminbi more flexible, which increases the possibility of sharp fluctuations of the Renminbi’s value in the near future and the unpredictability associated with the Renminbi’s exchange rate. Since then, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. In 2017, however, the RMB appreciated approximately 6.7% against the U.S. dollar; and in 2018, the RMB depreciated approximately 5.7% against the U.S. dollar. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

The M&A Rules promulgated by six PRC regulatory agencies on August 8, 2006 established new procedures and requirements that could make merger and acquisition activities by foreign investors more time- consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. On February 3, 2011, the General Office of the State Council promulgated the Notice on Launching the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Security Review Notice, which became effective on March 6, 2011. The M&A Security Review Notice provides for certain circumstances under which foreign investors’ acquisition of domestic enterprises shall be subject to the security review of the PRC governments. The security review assesses such acquisition’s impact on national security, stable operation of national economy, basic living of the people, and R&D capacity for key technologies related to national security. On August 25, 2011, the Ministry of Commerce of PRC promulgated the Regulation of Ministry of Commerce on Implementation of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Security Review Regulation, which became effective on September 1, 2011. The M&A Security Review Regulation stipulates the requirements of application documents and security review procedures of the Ministry of Commerce. In the future, we may grow our business in part by acquiring complementary businesses. Complying with the requirements of the M&A Rules, the M&A Security Review Notice and the M&A Security Review Regulation to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce or its provincial affiliates, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

Our independent registered public accounting firm that issues the audit report included in our annual report filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the People’s Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators overseeing financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in this issue that has vexed U.S. regulators in recent years. However, it remains unclear whether the SEC and PCAOB will take any further actions or what kind of actions will they take to address this issue.

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

Privacy concerns relating to our products and services and the use of user information could damage our reputation, deter current and potential users and customers from using our products.

We may collect personal data while providing products, services and solutions to our customers. Our reputation may be damaged due to the collection, use, disclosure or security of personal information or other privacy-related matters, even if unfounded, which will cause us to lose users and other customers and adversely affect our operations. We strive to comply with applicable laws and regulations on data protection, as well as our privacy policies and data protection obligations in accordance with our terms of use and other obligations we may have. However, any non-compliance or perceived non-compliance with these laws, regulations or policies may lead to investigations and other lawsuits against us by government agencies or other individuals. This will have a negative impact on our reputation and brand image, may cause us to lose users and customers, and have a negative impact on our business. In addition, any system failure or breach of our privacy policy by our current or former employees that may compromise of our security and result in an unauthorized access to or release of our users’ or other customers’ data could greatly limit the user engagement of our products and services, harm our reputation and brand image, as well as affect our business operations.

PRC government authorities have promulgated laws and regulations to protect personal information from any abuse or unauthorized disclosure. Pursuant to the Order for the Protection of Telecommunication and Internet User Personal Information issued by the Ministry of Industry and Information Technology in July 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. Furthermore, Personal Information Protection Act has been listed into the legislative plan, which will strengthen the supervision of the collection of personal information. Furthermore, the draft of Information Security Technology- Personal Information Security Specification was issued by National Information Security Standardization Technical Committee on February 1, 2019. Pursuant to the draft of the Specification, product and service providers should take technical and other necessary measures to ensure the safety of personal information, clearly demonstrate the purpose, approaches and scope of processing the personal information to the individual and acquire the authorization.

Our practices may be inconsistent with new laws or regulations on data protection, or the interpretation and application of existing consumer and data protection laws or regulations, which are often uncertain and constantly changing. In addition to the potential fines, such non-compliances could result in an order requiring us to change our practices, which may adversely affect our business and operation.

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline significantly. The total number of ordinary shares outstanding as of March 31, 2019 was 297,368,195, comprising 233,877,023 Class A ordinary shares and 63,491,172 Class B ordinary shares. All ADSs representing our Class A ordinary shares sold in our initial public offering will be freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. All of the other ordinary shares outstanding are available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

In addition, certain major holders of our ordinary shares have the right to cause us to register under the Securities Act the sale of their shares, subject to the applicable lock-up periods in connection with our initial public offering. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline significantly.

We have been named as a defendant in seven putative shareholder class action lawsuits that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.

We will have to defend against the putative shareholder class action lawsuits described in “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings.” We are currently unable to estimate the possible loss or possible range of loss, if any, associated with the resolution of these lawsuits. There can be no assurance that we will prevail in defense of these lawsuits. Any adverse outcome of these cases could have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The litigation process may utilize a significant portion of our resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

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

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the Cayman Islands will generally recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts in the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty), or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (i) such courts had proper jurisdiction over the parties subject to such judgment; (ii) such courts did not contravene the rules of natural justice of the Cayman Islands; (iii) such judgment was not obtained by fraud; (iv) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (v) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (vi) there is due compliance with the correct procedures under the laws of the Cayman Islands. There is uncertainty as to whether a judgment obtained from the United States courts under the civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether they would be enforceable in the Cayman Islands.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. Under PRC law, a foreign judgment, which does not otherwise violate basic legal principles, state sovereignty, safety or social public interest, may be recognized and enforced by a PRC court, based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. As there existed no treaty or other form of reciprocity between China and the United States governing the recognition and enforcement of judgments as of the date of this annual report, including those predicated upon the liability provisions of the United States federal securities laws, there is uncertainty whether and on what basis a PRC court would enforce judgments rendered by United States courts.

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

We consider ourselves as a service provider with the primary business purpose of focusing on our data technology. We aim to facilitate credit to borrowers that are funded by institutional funding partners rather than by using our own capital. As such, fees received from borrowers are recorded as financing income or loan facilitation income and others on our consolidated statements of operations. However, we have historically funded, and may continue to fund, credit drawdowns with our own capital. In such case, the fees received from borrowers may be treated as interest for purposes of the PFIC rules. Given the foregoing and based on the past and projected composition and classification of our income and assets, we believe that there is a significant risk that we will be classified as a PFIC for United States federal income tax purposes for 2018, and we may be classified as a PFIC in future taxable years. If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares, our PFIC status could result in adverse United States federal income tax consequences to you if you are a United States Holder, as defined under “Item 10. Additional Information — E. Taxation — Certain United States Federal Income Tax Considerations.” For example, if we are or become a PFIC, you may become subject to increased tax liabilities under United States federal income tax laws and regulations, and will become subject to burdensome reporting requirements. See “Item 10. Additional Information — E. Taxation — Certain United States Federal Income Tax Considerations — Passive Foreign Investment Company.” There can be no assurance that we will not be a PFIC for 2018 or any future taxable year.

We will continue to incur increased costs as a result of being a public company.

As a U.S. public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the New York Stock Exchange, impose various requirements on the corporate governance practices of public companies. These rules and regulations increase our legal and financial compliance costs and make some corporate activities more time-consuming and costly. We expect to continue to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we have increased the number of independent directors and adopted policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will continue to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers.

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

In September 2016, Qufengqi (Ganzhou) Information Technology Co., Ltd., or Ganzhou Qufenqi, was incorporated as a wholly foreign owned entity in China. In November 2016, we incorporated Qudian Inc. under the laws of the Cayman Islands as our offshore holding company, and subsequently, we established a wholly- owned subsidiary in the British Virgin Islands, QD Technologies Limited, in November 2016, and a wholly- owned subsidiary in Hong Kong, QD Data Limited, to be our intermediate holding company in December 2016, to facilitate our initial public offering in the United States. The entire equity interest of Ganzhou Qufenqi was transferred from its former holding company to QD Data Limited. As a result of the restructuring in 2016, we hold equity interest in Ganzhou Qufenqi through our current offshore structure. At the same time, Ganzhou Qufenqi entered into a series of contractual arrangements with Beijing Happy Time and its shareholders. In addition, pursuant to the resolutions of all shareholders of Qudian Inc. and the resolutions of the board of directors of Qudian Inc., the board of directors of Qudian Inc. or any officer authorized by such board will cause Ganzhou Qufenqi to exercise its rights under such contractual arrangements. As a result of these resolutions and the provision of unlimited financial support from the Company to Beijing Happy Time, Qudian Inc. has been determined to be most closely associated with Beijing Happy Time within the group of related parties and was considered to be the primary beneficiary of Beijing Happy Time and its subsidiaries.

Ganzhou Qudian Technology Co., Ltd., or Ganzhou Qudian, Hunan Qudian Technology Development Co., Ltd., or Hunan Qudian, and Xiamen Qudian Technology Co., Ltd., or Xiamen Qudian, became our consolidated VIEs in 2017.  Xiamen Weipujia also became our consolidated VIEs in 2018. We have entered into a series of contractual arrangements with each new consolidated VIE and its shareholders, which allows us to exercise effective control over each new consolidated VIE and realize substantially all of the economic risks and benefits arising from such new consolidated VIE. The contractual arrangements for each consolidated VIE, including those as to the new consolidated VIEs, contain substantively identical provisions that afford us, through our wholly-owned subsidiary Ganzhou Qufenqi, the right to control all consolidated VIEs in the same manner and degree. Mr. Min Luo, our founder, chairman and chief executive officer, and Mr. Lianzhu Lv, our director and head of user experience department, are the only shareholders of Ganzhou Qudian, and Mr. Min Luo and Mr. Hongjia He, our vice president, are the only shareholders of Hunan Qudian. Mr. Min Luo is the only shareholder of Xiamen Qudian. Mr. Min Luo and Mr. Hongjia He are the only shareholders of Xiamen Weipujia. We believe such shareholding structure will enhance our administrative efficiency and reduce uncertainties associated with the enforcement of the relevant contractual arrangements entered into with the new consolidated VIEs and their respective shareholder(s). Instead of relying on several shareholders’ compliance with their respective contractual obligations, we will only rely on one or two shareholders’ compliance for each new consolidated VIE and would only need to enforce against such shareholder(s) in the event of a breach. The establishment of any of these new consolidated VIEs is not intended to, and will not, have an adverse impact on the rights of our ADS holders. For more information, see “Item 3. Key Information on the Company — D. Risk Factors — Risks Relating to Our Corporate Structure — We rely on contractual arrangements with our consolidated VIEs and their shareholders to operate our business, which may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business.” We intend to utilize our new consolidated VIEs to continue to conduct our existing business of providing small cash and merchandise credit products and to also undertake new business opportunities, including leveraging our risk management model to help other financial services providers assess the credit profiles of their own customers according to their credit standards. We plan to transfer our credit business under the Laifenqi brand to Ganzhou Qudian and our credit business under the Qudian brand to Xiamen Qudian over the next five years. As of the date of this annual report, Ganzhou Qudian and Xiamen Qudian have both commenced operations. We do not expect to transfer any existing business to Hunan Qudian and Xiamen Weipujia, but we may conduct new businesses through such entities in the future.Such plans may be changed due to future developments, including the availability of government incentives in the cities where the new consolidated VIEs are located.

We currently conduct our business in China mainly through our consolidated VIEs and their subsidiaries. Our wholly-owned subsidiary Xiamen Qudian Financial Lease Ltd. and its subsidiaries operate the Dabai Auto business. We established Xiamen Weipujia to explore various new business initiatives, and Xiamen Weipujia does not currently engage in material business operations.

Our principal executive offices are located at Tower A, AVIC Zijin Plaza, Siming District, Xiamen, Fujian Province 361000, People’s Republic of China, and our telephone number is +(86) 592 591 1580. Our website address is www.qudian.com. The information on our website does not form a part of this annual report. The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Our annual report and some of the other information submitted by us to the SEC may be accessed through this web site.

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

We currently offer small credit products, which are comprised of cash credit products and merchandise credit products, as well as budget auto financing products. We mainly generate (i) financing income and loan facilitation income and others from cash credit products, (ii) financing income, sales commission fee and loan facilitation income and others from merchandise credit products and (iii) financing income, sales income and loan facilitation income and others from budget auto financing products. In addition to small credit products and auto financing products, in the second half of 2018, we launched an open platform for loan recommendations and referrals. We generate service fees from such recommendation and referral services we provide on the open platform.

We are a leading provider of online small consumer credit products in China. As of end of 2018, our registered users grew to 71.8 million while outstanding borrower base reached 5.3 million. Small credit products serve consumers’ immediate needs for discretionary consumption. They typically have short durations, enabling us to quickly understand a borrower’s behavior and further refine our data analytics and credit assessment model upon the completion of transaction cycles.

We operate an online platform, with nearly all of the transactions facilitated through mobile devices, providing consumers with a convenient experience. Prospective borrowers can apply for small credit on their mobile phones and receive approval within a few seconds. Approved borrowers are then able to draw down on their cash credit with cash disbursed immediately into their Alipay accounts in digital form. Borrowers also repay the credit drawdowns through their Alipay accounts. In the three months ended December 31, 2018, our cash credit products had an average size of approximately RMB1,491 (US$216.9) and weighted average term of approximately 10.4 months. We also offer merchandise credit products to finance borrowers’ direct purchase of merchandise offered on our marketplace on installment basis. Through collaborating with more than 400 merchandise suppliers, we offer an expanding range of product categories ranging from consumer electronics products to watches and sports and outdoor products to capture approved borrowers’ growing consumption demand and enhance their online shopping experience. In the three months ended December 31, 2018, our merchandise credit products had an average size of approximately RMB1,460 (US$212.9) and weighted average term of approximately 10.5 months. To complement our small credit products, we offer budget auto financing products through approximately 30 showrooms nationwide.

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

We have experienced robust credit performance. Our M1+ delinquency rate by vintage for transactions in the four quarters of 2018 remained at less than 2.5% through December 31, 2018. M1+ delinquency rate by vintage is defined as the total balance of outstanding principal of a vintage for which any installment payment is over 30 calendar days past due as of a particular date (adjusted to reflect total amount of recovered past due payments for principal, before charge-offs), divided by the total initial principal in such vintage.

To provide a good user experience, we have technology and funding arrangements in place to enable instant drawdown of credit by consumers. We collaborate with a variety of institutional funding partners such as banks and other institutions, to secure sufficient amounts of funding for credit drawdowns. Institutional funding partners are interested in working with us because of the short duration of our credit products, our technology- driven credit assessment capabilities and the diversified credit portfolio with attractive risk-adjusted returns. Our strong technological capabilities enable us to seamlessly integrate our system with those of our institutional funding partners, rapidly facilitate transactions and repayment settlements at a massive scale and forecast our funding needs on a real-time basis. We do not directly source funding from retail investors. Currently, we retain most of the credit risk with respect to the cooperation with institutional funding partners. We also utilize our own capital to fund the credit drawdowns to enhance user experience so that they can instantly receive funds after drawdown requests. Our longer-term objectives are to primarily leverage external institutional funding and to transfer credit risk to or share it with a diversified group of institutional funding partners.

We have achieved significant scale and experienced strong growth in our results of operations. Our total revenues increased from RMB1,442.8 million in 2016 to RMB4,775.4 million in 2017, and further increased to RMB7,692.3 million (US$1,118.8 million) in 2018. We recorded net income of RMB576.7 million, RMB2,164.5 million and RMB2,491.3 million (US$362.3 million) in 2016, 2017 and 2018, respectively.

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

Our small credit products can be accessed through the public service window on the Alipay mobile app or our Laifenqi and Qudian mobile apps, and cash is disbursed into borrowers’ Alipay accounts in digital form.

Our cash credit products comprise short-term, unsecured lines of credit that can be drawn down at any time, subject to our approval at the time of each drawdown request. Prospective borrowers complete an application and receive a decision on their application in as quick as a few seconds. When a credit is drawn, the money is deposited directly into the borrower’s Alipay account and can be used anywhere Alipay is accepted. Borrowers are typically charged financing service fees for cash credit drawdowns. In the three months ended December 31, 2018, our cash credit products had an average size of approximately RMB1,491 (US$216.9) and weighted average term of approximately 10.4 months.

We also offer merchandise credit products to finance borrowers’ direct purchase of merchandise offered on our marketplace on installment basis. We operate a marketplace that connects consumers with merchandise suppliers. As the operator of the marketplace, we neither sell merchandise nor hold inventory. Customers access our marketplace through mobile apps. Only customers with approved merchandise credit limits can make purchases, and we require a minimum amount of each purchase to be funded by utilizing our credit product. In the event the credit drawdown were insufficient to purchase the relevant merchandise, borrowers will need to pay for the portion that was not covered by the credit products using their own funds. A borrower may also voluntarily pay a portion of the purchase price with his or her own funds. We currently collaborate with more than 400 merchandise suppliers, including leading consumer brands and their authorized distributors, to offer 22 categories of merchandise from over 2,000 brands covering primarily consumer electronics, home appliances, watches and accessories, sports and outdoor merchandise and luggage. Borrowers are typically charged financing service fees for merchandise credit drawdowns. We also earn sales commission fee from our merchandise suppliers for our intermediary services rendered. Sales commission fee represents fees earned from merchandise suppliers when borrowers purchase their merchandise on our marketplace and comprise (i) the difference between the retail prices of the merchandise sold to borrowers and the prices of the merchandise that we pay to the merchandise suppliers and (ii) rebates earned from merchandise suppliers. Such fees are determined based on our negotiation with the relevant merchandise suppliers. Merchandise suppliers do not receive any other amounts from us or borrowers..

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
•

Durations. Durations of credit products facilitated typically range from one to 18 months for cash credit products and from one to 18 months for merchandise credit products as of the date of this annual report. Historically, we also offered merchandise credit products that require monthly payments ranging up to 24 months.

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

To complement our small credit products, we offer budget auto financing products in the form of sales-type finance leases and vehicle sales with guarantee under the Dabai Auto brand. In the case of sales-type finance leases, we purchase cars on our inventory and lease them to creditworthy car buyers. Each car buyer is required to make a down payment and pay installments throughout the term of the lease. The legal title of the car is transferred to the car buyer upon full repayment. In the case of vehicle sales with guarantee, we sell vehicles to buyers and provide loan facilitation services to funding partners who provide financing to the vehicle buyers. The buyer obtains control of the vehicle when the borrower physically possesses the vehicle and when we receive cash consideration for the vehicle from the buyer. We will receive recurring service fees from the financial institution for our loan facilitation services and post-origination services throughout the term of the loan. In addition, we provide a guarantee on the principal and accrued interest repayments of the defaulted loans to the financial institution. As of March 31, 2019, we have cumulatively leased out and sold approximately 25,000 cars since the launch of the Dabai Auto business.

We primarily target prospective car buyers who have been our registered users and are eligible for higher credit limits. We engage prospective car buyers and collect their preliminary credit information through mobile applications. A prospective car buyer who is approved in our preliminary credit assessment process is invited to one of our show rooms to complete the credit application. We scaled back operations of our budget auto financing business in 2018, in response to the slowdown of the economic growth and concerns over the trajectory of industry development. As of March 31, 2019, we operate 34 offline show rooms. Each qualified car buyer will receive a credit limit, and one of our sales representative will help such car buyer select a car that the car buyer may purchase under his or her credit limit. The retail price of the cars suggested by the relevant auto manufacturers typically range from around RMB70 thousand (US$11 thousand) to around RMB150 thousand (US$22 thousand). To manage our inventory risk, we purchase cars from car manufacturers and dealers based on car buyers’ demand. It typically takes around 20 days for us to deliver a car to the car buyer after the car buyer selects the model. In some instances, the delivery time can be as short as two days. As aids to our repossession efforts in the event of car buyers’ default, we install telematics devices on cars and retain car keys before delivering cars to car buyers.

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

Risk Management

To maintain healthy credit performance, we developed a rigorous credit assessment model and robust risk management system. As an innovator in the application of artificial intelligence to financial services, we analyze a variety of behavioral data typically ignored by traditional financial institutions. Leveraging machine learning, we measure prospective borrowers’ willingness and ability to repay based on behavioral data, along with data and credit analyses from various partners. Our machine learning-based approach also enables us to continuously refine our credit assessment model based on insights from the high volume of transaction data that we collect. The short-term nature of our credit products contributes to frequent repayments and repeat borrowing activities, which drive the volume and comprehensiveness of the data we collect and analyze. During the three months ended December 31, 2018, we processed an average of 4,019 credit drawdowns and 25,253 repayments per hour for our small credit products. We continuously test, validate and optimize our model by changing the types of data we analyze. In particular, as we identify creditworthy borrowers whom our model previously regarded as risky and raise the credit limits for quality borrowers, we are able to increase the amount of transactions without undertaking significantly more risk.

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

QD Score

QD score analyzes a large number of variables for each transaction and enable us to better differentiate between creditworthy borrowers and lower quality borrowers. Such variables include (i) internal data, such as historical transaction data backed by actual repayment and delinquency behavior, and (ii) data from external parties, such as social network stability, liquid asset level, consumption level and credit repayment and delinquency history. Compared to our earlier credit assessment systems, QD score takes into account more variables relating to (i) prospective borrowers’ credit applications and delinquencies with other financial service providers and (ii) prospective borrowers’ ability to repay. We believe such variables have enhanced our ability to identify prospective borrowers who have borrowed from multiple sources and therefore present higher level of credit risk as well as our ability to accurately assess prospective borrowers’ ability to repay. For repeat borrowers, we place greater emphasis on such borrowers’ transaction data on our platform, which we believe are more reliable than credit data we collect from external parties. We have cumulatively facilitated over 176.6 million number of credit transactions on our platform, which gives us proprietary data advantage in terms of users’ credit quality with regards to repayment and delinquency behavior.

QD score correlates positively with credit quality and ranges from 300 to 1,000. We offer borrowers with better credit quality progressively higher credit limits. In 2018, credit limits assigned to eligible borrowers ranged from RMB500 to RMB12,000.

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

Our Risk Management Team

We have established a risk management team comprising of 177 employees as of December 31, 2018. Our risk management team meets regularly to examine the credit and enterprise risks of our company, and is intimately involved in portfolio management, credit model development, validation and optimization. Tasks performed by our risk management team includes reporting on origination trends, monitoring of portfolio performance and stability, risk concentrations, building and maintaining credit models, performing economic stress tests on our portfolio, optimizing credit decisioning processes and conducting peer benchmarking and exogenous risk assessments.

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

Borrowers

We target the large and growing number of creditworthy borrowers in China who we believe are of emerging prime credit quality but have limited credit history and access to traditional consumer credit from banks or other lenders. As we have been focused on providing credit products to young consumers across China, we have gained extensive experience and understanding into the behavior and consumption preference of such demographic of users since our inception. In 2018, approximately 86.7% of active borrowers are between 18 and 35 years of age.

We used to engage a portion of our active borrowers through different channels on the Alipay consumer interface since 2016, although from December 2017 onward, we have implemented measures to promote the usage of our mobile applications and diverted the majority of transaction orders to be placed on our own mobile applications instead of Alipay. We also seek to diversify our borrower engagement channels by collaborating with other leading Internet companies. In addition, we have started to promote the use of our mobile applications, and we have experienced an increase in transactions conducted through these mobile applications.

We have experienced significant growth in the number of borrowers since inception. As of December 31, 2016, 2017 and 2018, approximately 11.2 million, 26.2 million and 31.0 million registered users were approved with credit, respectively. In the end of 2016, 2017 and 2018, our outstanding borrower base was 3.6 million, 5.8 million and 5.3 million, respectively. In 2016, 2017 and 2018, repeat borrowers made up approximately 68.4%, 81.9% and 88.0% of our total active borrowers, respectively. We believe the increase in repeat borrowers reflects borrower loyalty and our credit products’ ability to address borrower consumption needs. On average, an active borrower drew down approximately 5.8 times in 2018.

As of December 31, 2018, borrowers with outstanding credit drawdowns utilized 46.6% of their credit limits on average. We believe borrowers who did not utilize the maximum amounts available for drawdowns under their respective credit limits tend to be those who utilize credit responsibly.

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

The financing service fee of a credit product is determined by its size and duration. Credit products of larger size and longer duration generally correspond to higher amount of financing service fees. For borrowers with strong credit profiles, we may offer them discounts as to financing service fees. In addition, we hold promotional campaigns from time to time and charge lower financing service fees during such campaigns. Such discounts were RMB10.2 million, RMB1.5 million and RMB61.6 million (US$9.0 million) for the years ended December 31, 2016, 2017 and 2018, respectively.

Open Platform

In the fourth quarter of 2018, we launched an open platform for loan recommendations and referrals. The platform offers our large user base with more choices to satisfy their financial needs, while incurring no material cost of operations and no credit risk for us. For users that do not meet our credit requirements, we provide recommendations of financial products that are offered by financial service providers that participate on our platform. The relevant financial service providers perform independent credit assessment of users and make the ultimate credit decisions. We typically charge such financial service providers for lead generation on a cost-per-click basis. On the other hand, for users with better credit profiles that are applying for large loan amounts that exceed the limit permitted under our policy, we refer their applications to our institutional funding partners. We do not bear credit risk and receive commissions from our institutional funding partners for such referrals.

Funding

We collaborate with institutional funding partners and, in certain cases, utilize our own capital by collaborating with banks to indirectly fund the credit we facilitate. We believe institutions provide us with an efficient way to secure a large amount of funding, while being generally more stable than retail investors by nature. In addition, while we intend to focus on leveraging technology, rather than capital, to serve the broad consumer base in China, we indirectly fund certain credit drawdowns to our borrowers through funding arrangements with banks to provide ourselves with funding flexibility. The table below sets forth a breakdown by funding sources for total amount of transactions in the periods presented:

	Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
On-balance sheet transactions:
Credit drawdowns that were funded by institutional funding partners	10,698,269	47,247,820	17,786,502	2,586,939
Credit drawdowns transferred to institutional funding partners	8,987,195	22,430,109	1,664,062	242,028
Credit drawdowns funded through trusts(1)	1,711,074	24,817,711	16,122,440	2,344,911
Credit drawdowns that were funded by our own capital	19,523,408	31,225,916	19,249,864	2,799,777
Total on-balance sheet transactions	30,221,677	78,473,736	37,036,366	5,386,716
Off-balance sheet transactions	2,008,961	10,469,933	20,904,603	3,040,448
Total	32,230,638	88,943,669	57,940,969	8,427,164

(1)	Excludes credit drawdowns funded by our own capital through trusts.

The table below sets forth a breakdown by funding sources, as a percentage of the amount of transactions, in the periods presented:

	Year Ended December 31,
	2016	2017	2018
	%
On-balance sheet transactions
Credit drawdowns that were funded by institutional funding partners	33.2	53.1	30.7
Credit drawdowns transferred to institutional funding partners	27.9	25.2	2.9
Credit drawdowns funded through trusts(1)	5.3	27.9	27.8
Credit drawdowns that were funded by our own capital	60.6	35.1	33.2
Total on-balance sheet transactions	93.8	88.2	63.9
Off-balance sheet transactions	6.2	11.8	36.1
Total	100.0	100.0	100.0

(1)	Excludes credit drawdowns funded by our own capital through trusts.

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

We also entered into collaborations with consumer finance companies and small credit companies pursuant to which the consumer finance companies and small credit companies funded the credit we facilitated for the borrower directly. Such arrangements with the consumer finance companies and small credit companies were similar to those entered into with banks.

In 2018, the amount of transactions facilitated under these arrangements with banks, consumer finance companies and small credit companies for our cash and merchandise credit products were RMB20,904.6 million (US$3,040.4 million). We recognize loan facilitation fees earned from banks, consumer finance companies and small credit companies as loan facilitation income and others, which were RMB1,646.8 million (US$239.5 million) in 2018. For each credit drawdown directly funded by banks, consumer finance companies and small credit companies, we record the fair value of guarantee liabilities, which represent the present value of our expected payout based on the estimated delinquency rate and the applicable discount rate for time value. As of December 31, 2018, guarantee liabilities under our arrangement with banks, consumer finance companies and small credit companies was RMB302.6 million (US$44.0 million). In 2018, we paid banks, consumer finance companies and small credit companies RMB387.2 million (US$56.3 million) for borrower default.

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

We also fund certain trusts with our own capital. In 2018, the amount of transactions facilitated through trusts was RMB23,557.3 million (US$3,426.3 million), of which RMB16,122.4 million (US$2,344.9 million) was funded by institutional funding partners and RMB7,434.9 million (US$1,081.4 million) was funded with our own capital.

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

Funding Arrangements with Banks Involving Our Own Capital

In 2018, we entered into arrangements with certain banks whereby such financial institutions act as channels for us to fund credit drawdowns with our own capital. We bear the full credit risk for such credit drawdowns, and we record such credit drawdowns on our balance sheet. In 2018, we funded RMB10,490.4 million (US1,525.8 million) of credit drawdowns under such arrangements.

We historically funded certain credit drawdowns with two small credit companies established by us.

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

Our Collaborations with Ant Financial

In 2015, we approached Ant Financial for a potential business cooperation. We have established a rapidly expanding business as a provider of online credit products and demonstrated strong capabilities in data technology and risk management. In September 2015, Ant Financial’s wholly owned subsidiary API (Hong Kong) Investment Limited became a shareholder of Qufenqi Inc., a former holding company of Beijing Happy Time. We started to engage prospective borrowers through the Alipay consumer interface in November 2015. Since then, we have continued to collaborate with Ant Financial in multiple areas of our business. In connection with our restructuring in 2016, API (Hong Kong) Investment Limited became one of the principal shareholders of Qudian Inc.

Borrower Engagement. We have engaged a portion of our active borrowers through different channels on the Alipay consumer interface since 2016, although from December 2017 onward, we have encouraged our repeat borrowers to directly engage us through our mobile applications. We promote our products and launch campaigns through the public service window on the Alipay consumer interface, which is free of charge and generally available to third parties. We have ceased to engage Alipay users through its paid channel in August 2018 as the term of such agreement expired in August 2018.

In March 2017, we entered into an online personal loan cooperation agreement with Chongqing Alibaba Small Loans Co., Ltd., or Chongqing Small Loans, a subsidiary of Ant Financial that operates the Jiebei consumer credit business. The Jiebei platform can be accessed through the Alipay consumer interface. Pursuant to the relevant agreement, we pay certain fees to Ant Financial based on a percentage of financing service fees we receive from borrowers. We have ceased to collaborate with Jiebei as such agreement expired in March 2018.

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

QuCampus. To further enhance user engagement efforts, in October 2016 we formed a joint venture with Ant Financial, QuCampus, a company organized under the laws of the PRC. As of the date of this annual report, QuCampus is owned approximately 45.9% by us, 44.1% by Ant Financial and 10.0% by Ganzhou Happy Share, a limited partnership established in connection with the share incentive plan to be established by QuCampus. Mr. Min Luo, our founder, chairman and chief executive officer, is the general partner of Ganzhou Happy Share. We do not expect Mr. Min Luo to be a participant in the share incentive plan to be established by QuCampus. Pursuant to our framework agreement with Ant Financial, we have committed to invest an aggregate of RMB190 million in QuCampus. We have invested RMB70.0 million (US$10.2 million) as of December 31, 2018. The book value of our equity interests in QuCampus as of December 31, 2018 was RMB33.2 million (US$4.8 million), which equals to our investment of RMB70.0 million (US$10.2 million) for such equity interests after deducting our share of QuCampus’ loss. Ant Financial has committed to invest an aggregate of RMB100 million in QuCampus, and it has invested RMB35.0 million (US$5.1 million) as of December 31, 2018. We and Ant Financial will each pay the remainder of the respective committed amount if the board of directors of QuCampus determines that such investment is warranted by QuCampus’ operational and financial needs. Ganzhou Happy Share has committed to invest an aggregate of RMB10 million in QuCampus, and such amount is expected to be paid when participants in the equity incentive plan pay exercise prices in connection with the exercise of their equity awards.

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

We have provided operational support by, among others, transferring our offline campus borrower engagement team to the joint venture. Accessible through the Alipay consumer interface, QuCampus’ services cover various aspects of the daily life of college students, including those related to academia, social connection, networking and other campus life related services. Through their mobile devices, users of QuCampus are able to carry out activities such as paying their tuition and living expenses, searching for part-time jobs, finding deals and coupons for restaurants and merchandises, selling second-hand goods and raising funds for student organizations. Alipay will provide the joint venture with points of user traffic under the campus life channel on the Alipay consumer interface. We believe our extensive historical on-the-ground operational experiences and understandings as to the behavior, social needs and consumption preferences of college students across China enable the joint venture to better design and introduce relevant services. QuCampus earned a small amount of service fees from businesses that engage users through the QuCampus platform Given its focus on college students, QuCampus offers a valuable user engagement channel for businesses that provide career services, professional trainings or other services targeting students. QuCampus’ cost consists primarily of salaries and benefits for its employees, and such cost is recognized on an accrual basis. We view the joint venture as a valuable opportunity to connect with young consumers outside of the context of credit facilitation, thereby gaining further insights as to the behavior, social needs and consumption preferences of such consumers. We believe such insights will enable us to improve terms of our credit products, identify attractive merchandise for our marketplace, refine our credit assessment model and risk management system and cultivate long-term customer relationships.

In addition to the above collaborations, we used to cooperate with Zhima Credit for their credit service and credit analysis collaboration. Under our agreements with Zhima Credit, Zhima Credit would provide us with credit analysis information of prospective users and we would also share insights into the application of data technology to our own credit analysis models with Zhima Credit. We have ceased to collaborate with Zhima Credit as the relevant agreements expired in September 2018.

Our Merchandise Suppliers

We operate an online marketplace where consumers purchase merchandise offered by third-party merchandise suppliers with our merchandise credit products. We currently collaborated with more than 400 merchandise suppliers, including leading consumer brands and their authorized distributors to offer in demand merchandise from over 2,000 brands with relatively high price points, such as iPhones and other mobile phones, tablets and computers, on our marketplace. Our product offerings also include consumer electronics, home appliances, watches and accessories, sports and outdoor merchandise and luggage. We believe we enable leading consumer brands and their authorized distributors/retailers to reach a large customer base who previously may not have sufficient resources to purchase products from these brands and their authorized distributors/retailers, thereby increasing demand for their merchandise. As of December 31, 2018, there were over 477,000 SKUs offered on our marketplace.

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

We typically earn sales commission fee from merchandise suppliers when a borrower purchases their merchandise, and such fees comprise (i) the difference between the retail prices of the merchandise sold to borrowers and the prices of the merchandise that we pay to the merchandise suppliers and (ii) rebates earned from merchandise suppliers. The sales commission fee we collect from our merchandise suppliers typically range up to 15% of the price of the relevant merchandise that we pay to the merchandise suppliers. Our merchandise suppliers currently grant us a credit period of three to 30 days after the date that a borrower purchases the relevant merchandise on our marketplace. We may also earn rebates from merchandise suppliers.

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

A registered Alipay user can apply for credit through mobile apps. As part of the credit application process, the prospective borrower is asked to provide basic personal information that typically includes their name, PRC identity card information, mobile phone number and their authorization for us to run a credit background check.

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

Our proprietary credit assessment model has been powered by our massive database, including data from approximately 31.0 million accumulative applicants with approved credit line and approximately 16.7 million accumulative active borrowers that have accounted for approximately RMB183.9 billion cumulative amount of credit drawdowns facilitated as of December 31, 2018. As testimony to the flexibility and scalability of our technology infrastructure, in connection with and prior to the Singles Day promotional campaign on November 11, 2017, we were able to facilitate in one day over 562,000 transactions. Our proprietary data analytics and credit assessment model is optimized to fit the realities of the Chinese market and tailored for each channel through which we engage prospective borrowers, using big data and fast data from sources that target borrowers in China. Our credit assessment model uses our own scoring criteria, and is routinely monitored, tested, updated and validated by our risk management team. Following credit evaluation, our credit determination system makes a determination as to whether the applicant is qualified, and a qualified borrower receives short-term, unsecured amount of credit. The full amount of such credit represents such borrower’s credit limit for merchandise credit products. A portion of the full amount represents the borrower’s credit limit for cash credit products. Nonetheless, while borrower may utilize funds received under cash credit products for any purpose, merchandise credit products can only be used to fund purchases on our marketplace. Unqualified applicants are notified of the decision of their applications being declined, although such applicants are not prohibited from applying again in the future.

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

Stage 5: Servicing and Collection

We utilize an automated process to help borrowers to make their scheduled payments. Upon origination, we establish a payment schedule with payment occurring on a set business day each month or week. Borrowers then make scheduled repayments online, or authorize deduction from their Alipay accounts the amount of scheduled repayments. In 2018, most of the scheduled repayments were made automatically from the borrowers’ Alipay accounts.

For borrowers who do not use the automated repayment process, we provide payment reminder services, such as sending reminders through text and instant messages on the day a repayment is due. Once a repayment is past due, we also send additional reminder text and instant messages during the first two calendar days of delinquency.

Our collection efforts extend to every delinquent borrower. Our collection process is divided into distinct stages based on the severity of delinquency, which dictates the level of collection steps taken. For example, automatic reminders through text and instant messages are sent to a delinquent borrower as soon as the collections process commences, and we take such measures to address delinquencies typically caused by borrowers’ oversight. If the payment is still outstanding after these reminders, our collection system will initiate automated voice calls, which we believe are more difficult for borrowers to ignore compared to text and instant messages. In the event such efforts remain unsuccessful, our collection team will make phone calls to borrowers following the first missed payment and periodically thereafter. We inform the relevant borrowers of our intention to make such reports and the adverse impact of delinquencies on their credit histories, which may convince such borrowers to pay the amounts past due. For larger amounts past due, we may also conduct in-person visits. We may stop collection efforts when credit drawdowns are 180 calendar days overdue and collection attempts have reached a certain number. In the event of (i) death of the borrower, (ii) identification of fraud, and the fraud is officially reported to and filed with relevant law enforcement departments or (iii) the amount remained outstanding 180 calendar days past due and therefore deemed uncollectible, we will charge off the relevant outstanding amount. Substantially all of our charge-offs since our inception were due to amounts that remain outstanding 180 calendar days past due and therefore deemed uncollectible.

The following table sets forth the amount of delinquent principal and financing service fees for on-balance sheet transactions we successfully recovered through our collection efforts during the periods presented, as a percentage of the balance of outstanding principal and financing service fees past due for on-balance sheet transactions as of the end of the periods presented:

	Year Ended December 31,
	2016	2017	2018
Percentage of delinquent principal and services fees for on-balance sheet transactions recovered	35.1%	44.2%	79.4%

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

Our technology and product development department, which comprised 169 employees as of December 31, 2018, including core team members with extensive experiences with leading Internet, online retail and mobile commerce and fintech companies in China, focuses on the following that support our long-term business growth:

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

Marketing and Borrower Engagement

Our marketing efforts are designed to attract and retain borrowers and build brand awareness and reputation. Our marketing efforts are primarily online, and we use an array of online marketing channels to attract borrowers. In addition to our collaboration with Alipay prior to the expiration of our agreement with Ant Financial relating to user engagement in August 2018, we also utilize other leading Internet and mobile platforms in China, including leading Android app stores in China and Apple App Store, to obtain qualified leads for prospective new borrowers. We do not currently pay any fees to acquire leads through Android app stores and Apple App Store. We employ and continually optimize the relevant key words associated with our apps to enhance users’ ability to find our apps in such stores.

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

Competition

The online consumer finance industry in China is intensely competitive and we compete with other consumer finance service providers in general. We compete with other financial products and companies that attract borrowers, institutional funding partners or both. For example, with respect to borrowers, we compete with other consumer finance service providers, including online consumer finance services, such as JD Finance, 360 Finance, WeBank and Huabei and Jiebei of Ant Financial, as well as traditional financial institutions, such as banks and consumer finance companies. Principal methods of competition include enhancing data analytics capabilities, engaging borrowers cost effectively and strengthening funding sources. With respect to institutional funding partners, we primarily compete with other investment products and asset classes, such as equities, bonds, investment trust products, bank savings accounts and real estate. We believe that we are able to offer attractive returns with low investment thresholds not available from other asset classes.

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

Intellectual Property

We regard our trademarks, domain names, copyrights, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark and trade secret law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. We have registered 36 trademarks in the PRC for “”, “Quefenqi” and other trademarks. We also have 31 trademarks under application in the PRC. We are the registered holder of 43 domain names in the PRC that include qudian.com and laifenqi.com. We were also granted 49 copyrights that corresponding to our proprietary techniques in connection with our systems.

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

Regulation Related to Foreign Investment Restrictions

The 2019 Law of Foreign Investment was adopted at the second meeting of the thirteenth National People’s Congress on March 15, 2019, which will be effective on January 1, 2020. It will replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The 2019 Law of Foreign Investment stipulates that the PRC government implements a system of pre-establishment national treatment plus negative list for the administration of foreign investment. Foreign investors are not allowed to invest in fields or sectors prohibited in the market access negative list for foreign investment. Foreign investors that intend to invest in the fields subject to access restrictions stipulated in market access negative list for foreign investment shall satisfy the conditions stipulated in such negative list. The PRC government’s policies supporting enterprise development are equally applicable to foreign-invested enterprises. The PRC government does not impose expropriation on foreign investment. Under special circumstances, if it requires imposing expropriation on foreign investment due to the need of public interest, expropriation shall be imposed according to legal procedures, and the foreign-invested enterprises concerned shall receive fair and reasonable compensation. Foreign-invested enterprises can raise funds through public issuance of stocks, corporate bonds and other securities in accordance with the law.

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

The Special Administrative Measures for Access of Foreign Investment (Negative List) (2018 Edition), or the List, which was promulgated jointly by the MOFCOM and the NDRC on June 28, 2018 and became effective on July 28, 2018, has listed the special administrative measures for foreign investment in certain industries in the PRC, including requirements on ownership percentage, senior management and etc. The industries that do not fall within the List are administered under uniform principles for domestic and foreign investment. According to the List, the value-added telecommunications services business (excluding e-commerce business) is subject to restrictions on percentage of foreign ownership (not exceeding 50 percent).

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

The draft of Information Security Technology-Personal Information Security Specification was issued by National Information Security Standardization Technical Committee on February 1, 2019. Pursuant to the draft of the Specification, product and service providers should take technical and other necessary measures to ensure the safety of personal information, clearly demonstrate the purpose, approaches and scope of processing the personal information to the individual and acquire the authorization.

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

It has been reported that in May 2017, the PBOC and other PRC regulatory agencies issued the Notice on Further Effectively Conducting the Special Campaign on Reorganizing and Rectification in Respect of Risks Related to the Internet Finance Market, or Circular 119, which classified enterprises in the Internet finance market into “compliant enterprises,” “enterprises to conduct rectifications” and “enterprises to be suspended.” Circular 119 further stipulates various procedures to be taken with respect to these three types of enterprises, namely compliant enterprises, enterprises to conduct rectifications and enterprises to be suspended. According to the Circular 119 (as reported, same below), provincial government agencies should identify key market players engaged in internet financing and conduct on-site inspections.  If finding business institutions involving in illegal operations, provincial government agencies should issue rectification notice to the institutions and require them to put together rectification plan and submit for review. An enterprise that has received rectification notices from government agencies, or an “enterprise to conduct rectifications” to promise, in its rectification plan, that it will not engage in any new non-compliant operations. Furthermore, such rectification plan shall provide a clear schedule for such enterprises to wind down and terminate all outstanding non-compliant business contracts and operations, which schedule in principal shall be no longer than one year, except if other specific regulations stipulate otherwise. Enterprise to conduct rectifications should report regularly to the government agencies of its rectification process, finish the rectification in accordance with the rectification plan, and apply for and accept review by government agencies. Enterprises which refuse to rectify non-compliant activities, or fail to pass rectifying inspections, or engage in significant non-compliance shall be shut down in accordance with relevant regulations. During the process of the Special Campaign, provincial government agencies shall ensure that the number of enterprises in the Internet finance market and relevant business scale in such province to decrease, which is sometimes referred to as the Institutional Dual Decrease.

It has been reported that according to Circular 175, the overarching objective of Circular 175 is for PRC government agencies to effect orderly exits of certain peer-to-peer direct lending marketplaces without inducing systematic risk in the financial system or causing significant social turbulence until only those marketplaces that are strictly in compliance with all relevant laws and regulations remain in operation in the peer-to-peer direct lending industry. Circular 175 classifies peer-to-peer direct lending marketplaces into (i) marketplaces on which investors are not fully repaid or that are otherwise unable to operate their businesses and (ii) marketplaces that have not been involved in such incidents, and the latter is further classified, based on the scale of their business operations, into (a) shell companies with zero loan balance or loan origination for more than three months and marketplaces that no longer facilitate loan application and investment, or are otherwise not in operation, (b) small-scale marketplaces, which shall be determined based on factors including outstanding balance and number of borrowers by provincial governmental agencies, and (c) large-scale marketplaces, including marketplaces with high risks, and Normal Marketplaces that have not demonstrated any high-risk characteristics. In accordance with Circular 175, marketplaces with high risks include, for instance, marketplaces that fund loans to themselves or facilitate sham loans, marketplaces with unclear fund flows, marketplaces with massive negative publicity and complaints, marketplaces that refuse to or are reluctant to rectify non-compliant operations. Pursuant to Circular 175, except for Normal Marketplaces, other marketplaces shall exit the peer-to-peer lending industry or cease operation. Even for the Normal Marketplaces, Circular 175 require to limit the scale of outstanding business and number of investors, which is sometimes referred as the Business Dual Decrease.

The aforementioned summaries of Circular 119 and Circular 175 are based on certain media reports, including alleged photocopies of Circular 119 and Circular 175 presented in such reports. We are aware that Circular 119 and Circular 175 have not been officially issued to the public by any government agencies, and therefore there are uncertainties as to the accuracy of the media reports, as well as the authenticity, meaning and application of Circular 119 and Circular 175.

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

To further clarify the criminal charges and punishments relating to illegal public fund-raising, the Supreme People’s Court promulgated the Judicial Interpretations to Issues Concerning Applications of Laws for Trial of Criminal Cases on Illegal Fund-Raising, or the Illegal Fund-Raising Judicial Interpretations, which came into force in January 2011. The Illegal Fund-Raising Judicial Interpretations provide that a public fund-raising will constitute a criminal offense related to “illegally soliciting deposits from the public” under the PRC Criminal Law, if it meets all the following four criteria: (i) the fund-raising has not been approved by the relevant authorities or is concealed under the guise of legitimate acts; (ii) the fund-raising employs general solicitation or advertising such as social media, promotion meetings, leafleting and short message service, or SMS, advertising; (iii) the fundraiser promises to repay, after a specified period of time, the capital and interests, or investment returns in cash, property in kind and other forms; and (iv) the fund-raising targets the general public as opposed to specific individuals. Pursuant to the Illegal Fund-Raising Judicial Interpretations, an offender that is an entity will be subject to criminal liabilities, if it illegally solicits deposits from the general public or illegally solicits deposits in disguised form (i) with the amount of deposits involved exceeding RMB1,000,000, (ii) with over 150 fund-raising targets involved, or (iii) with the direct economic loss caused to fund-raising targets exceeding RMB500,000, or (iv) the illegal fund-raising activities have caused baneful influences to the public or have led to other severe consequences. An individual offender is also subject to criminal liabilities but with lower thresholds. In addition, an individual or an entity who has aided in illegal fund-raising from the general public and charges fees, including but not limited to agent fees, rewards, rebates and commission, would constitute an accomplice of the crime of illegal fund-raising. In accordance with the Opinions of the Supreme People’s Court, the Supreme People’s Procurator and the Ministry of Public Security on Several Issues concerning the application of Law in the Illegal Fund-Raising Criminal Cases, administrative proceedings for determining the nature of illegal fund- raising activities is not a prerequisite procedure for the initiation of criminal proceeding concerning the crime of illegal fund-raising, and the administrative departments’ failure in determining the nature of illegal fund-raising activities does not affect the investigation, prosecution and trial of cases concerning the crime of illegal fund- raising.

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

Anti-money Laundering Regulations

The PRC Anti-money Laundering Law, which became effective in January 2007, sets forth the principal anti-money laundering requirements applicable to financial institutions as well as non-financial institutions with anti-money laundering obligations, including the adoption of precautionary and supervisory measures, establishment of various systems for client identification, retention of clients’ identification information and transactions records, and reports on large transactions and suspicious transactions. According to the PRC Anti- money Laundering Law, financial institutions subject to the PRC Anti-money Laundering Law include banks, credit unions, trust investment companies, stock brokerage companies, futures brokerage companies, insurance companies and other financial institutions as listed and published by the State Council, while the list of the non-financial institutions with anti-money laundering obligations will be published by the State Council. The PBOC and other governmental authorities issued a series of administrative rules and regulations to specify the anti-money laundering obligations of financial institutions and certain non-financial institutions, such as payment institutions. However, the State Council has not promulgated the list of the non-financial institutions with anti- money laundering obligations.

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

We have implemented various policies and procedures, such as internal controls and “know-your-customer” procedures, for anti-money laundering purposes. However, as the implementing rules of the Internet Finance Guidelines have not been published, there is uncertainty as to how the anti-money laundering requirements in the Guidelines will be interpreted and implemented, and whether online consumer finance service providers like us must abide by the rules and procedures set forth in the PRC Anti-money Laundering Law that are applicable to non-financial institutions with anti-money laundering obligations. We cannot assure you that our existing anti- money laundering policies and procedures will be deemed to be in full compliance with any anti-money laundering laws and regulations.

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

Domain names are protected under the Administrative Measures on China Internet Domain Names, which was promulgated by the MIIT on August 24 and became effective on November 1, 2017. The MIIT is in charge of the overall administration of domain names in China. The registration of domain names in PRC is on a “first- apply-first-registration” basis. A domain name applicant will become the domain name holder upon the completion of the application procedure.

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

Regulations Related to Foreign Exchange

Regulation on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, most recently amended in August 2008. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency- denominated loans, repatriation of investments and investments in securities outside of China.

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

We have adopted the 2016 Equity Incentive Plan, under which we have the discretion to grant a broad range of equity-based awards to eligible participants. See “Item 6. Directors, Senior Management and Employees — B. Compensation — 2016 Equity Incentive Plan.” We have advised the recipients of awards under our 2016 Equity Incentive Plan to handle foreign exchange matters in accordance with the Stock Option Rules. However, we cannot assure you that they can successfully register with SAFE in full compliance with the Stock Option Rules. Any failure to complete their registration pursuant to the Stock Option Rules and other foreign exchange requirements may subject these PRC individuals to fines and legal or administrative sanctions, and may also limit our ability to contribute additional capital to our PRC subsidiary, limit our PRC subsidiary’s ability to distribute dividends to us or otherwise materially adversely affect our business.

Regulations Related to Dividend Distribution

Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from Ganzhou Qufenqi, which is a wholly foreign-owned enterprise incorporated in China, to fund any cash and financing requirements we may have. The principal regulations governing distribution of dividends of foreign holding companies include the Wholly Foreign-invested Enterprise Law, issued in 1986 and amended in 2000 and 2016, and the Implementation Rules under the Wholly Foreign-invested Enterprise Law, issued in 1990 and amended in 2001 and 2014 respectively. Under these regulations, foreign investment enterprises in the PRC may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign investment enterprises in the PRC are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

The 2019 Law of Foreign Investment was adopted at the second meeting of the thirteenth National People’s Congress on March 15, 2019, which will be effective on January 1, 2020. It will replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. Once the 2019 Law of Foreign Investment was effective, the regulations mentioned above in the Wholly Foreign-invested Enterprise Law will be no longer applicable. It is uncertain whether future laws and regulations will regulate dividend distribution of wholly foreign-owned enterprises incorporated in China.

Regulations Related to Taxation

Enterprise Income Tax

Under the Enterprise Income Tax Law, effective on January 1, 2008 and last amended on December 29, 2018, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore be subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The Implementing Rules further define the term “de facto management body” as the management body that exercises substantial and overall management and control over the production and operations, personnel, accounts and properties of an enterprise. If an enterprise organized under the laws of jurisdiction outside China is considered a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, it would be subject to the PRC enterprise income tax at the rate of 25% on its worldwide income. Second, a 10% withholding tax would be imposed on dividends it pays to its non-PRC enterprise shareholders and with respect to gains derived by its non-PRC enterprise shareholders from transfer of its shares.

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

On March 20, 2019, the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs jointly issued the Announcement on Issuing Relevant Policies for Deepening the Reform of Value-Added Tax, which became effective on April 1, 2019. According to the above-mentioned Announcement, the current VAT rate of 16% related to certain categories of sale and imported goods will be reduced to 13%, and the current VAT rate of 10% related to other categories of sale and imported goods will be reduced to 9% from April 1, 2019. In addition, the scope of business VAT deductions will be expanded under the above-mentioned Announcement. Furthermore, the refund system of the period-end excess input VAT for trial implementation will be adopted from April 1, 2019. However, it may be difficult to predict the trends of the VAT rates in the future. We cannot assure you that the VAT rates will not be raised in the future, which could have a material adverse effect on our financial condition and results of operations.

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

The following diagram illustrates our company’s organizational structure, and the place of formation, ownership interest and affiliation of each of our principal subsidiaries and affiliated entities as of December 31, 2018. It omits certain entities that are immaterial to our results of operations, business and financial condition, such as Xiamen Weipujia, which does not currently engage in material business operations. Except as otherwise specified, equity interests depicted in this diagram are held as to 100%. The relationships between each of Ganzhou Qudian, Hunan Qudian, Xiamen Weipujia, Xiamen Qudian and Beijing Happy Time and Ganzhou Qufenqi are governed by contractual arrangements and do not constitute equity ownership.

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

Shareholders	Relationship with shareholders of Qudian Inc.	Amount of Registered Capital	Percentage of Equity Interests
		RMB
Mr. Min Luo	Holds 100% equity interests in Qufenqi Holding Limited	5,025,579	21.0
Phoenix Auspicious Internet Investment L.P. and Shenzhen Guosheng Qianhai Investment Co., Ltd.	Affiliates of Phoenix Auspicious FinTech Investment L.P. and Guosheng (Hong Kong) Investment Limited (formerly known as Wa Sung Investment Limited), collectively referred to as Phoenix Entities	4,596,670	19.2
Beijing Kunlun Tech Co., Ltd.	Affiliate of Kunlun Group Limited	4,587,496	19.2
Ningbo Yuanfeng Venture Capital L.P.	Affiliate of Source Code Accelerate L.P.	3,757,355	15.7
Shanghai Yunxin Venture Capital Co., Ltd.	Affiliate of API (Hong Kong) Investment Limited	2,985,744	12.5
Jiaxing Blue Run Quchuan Investment L.P. and Tianjin Blue Run Xinhe Investment Center L.P.	Affiliates of Ever Bliss Fund, L.P. and Joyful Bliss Limited, collectively referred to as Zhu Entities	1,681,366	7.0
Tianjin Happy Share Asset Management L.P., referred to as Tianjin Happy Share(a)	Not applicable	1,251,742	5.2

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

Our Contractual Arrangements with Consolidated VIEs and Their Shareholders

Due to PRC legal restrictions on foreign ownership and investment in, among other areas, VATS, which include the operations of Internet content providers, or ICPs, we, similar to all other entities with foreign- incorporated holding company structures operating in our industry in China, currently conduct these activities mainly through Beijing Happy Time and its subsidiaries. We established three new consolidated VIEs, Ganzhou Qudian, Hunan Qudian and Ganzhou Qudian, in 2017. In addition, Xiamen Weipujia also became one of our consolidated VIEs in 2018. We effectively control each consolidated VIE through a series of contractual arrangements with such VIE, its shareholders and Ganzhou Qufenqi, as described in more detail below, which collectively enables us to:

•	exercise effective control over each of our consolidated VIEs and its subsidiaries;
•	receive substantially all the economic benefits of each of our consolidated VIEs; and
•

have an exclusive option to purchase all or part of the equity interests in the equity interest in or all or part of the assets of each of our consolidated VIEs when and to the extent permitted by PRC law.

In addition, pursuant to the resolutions of the board of directors of Qudian Inc. and/or the resolutions of all shareholders of Qudian Inc., the board of directors of Qudian Inc. or any officer authorized by such board shall cause Ganzhou Qufenqi to exercise Ganzhou Qufenqi’s rights under the power of attorney agreements entered into among Ganzhou Qufenqi, each of our consolidated VIEs and the nominee shareholders of each of our consolidated VIEs and Ganzhou Qufenqi’s rights under the exclusive call option agreement between Ganzhou Qufenqi and each of our consolidated VIEs. As a result of these resolutions and the provision of unlimited financial support from the Company to each of our consolidated VIEs, Qudian Inc. has been determined to be most closely associated with each of our consolidated VIEs within the group of related parties and was considered to be the primary beneficiary of each of our consolidated VIEs. We have consolidated their financial results in our consolidated financial statements in accordance with U.S. GAAP.

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

However, we have been further advised by our PRC legal counsel, Tian Yuan Law Firm, that there are uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations. The 2019 Law of Foreign Investment was adopted at the second meeting of the thirteenth National People’s Congress on March 15, 2019, which will be effective on January 1, 2020. The 2019 Law of Foreign Investment presumably is to replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The 2019 Law of Foreign Investment does not mention concepts including “de facto control” and “controlling through contractual arrangements,” nor does it specify the regulation on controlling through contractual arrangements. Specifically, it does not incorporate contractual arrangements as a form of foreign investment, our Contractual Arrangements as a whole and each of the arrangements comprising our Contractual Arrangements will not be materially affected and will continue to be legal, valid and binding on the parties. Notwithstanding the above, the 2019 Law of Foreign Investment stipulates that “foreign investment includes foreign investors invest in China through any other methods under laws, administrative regulations, or provisions prescribed by the State Council.” Therefore, there are possibilities that future laws, administrative regulations or provisions of the State Council may stipulate contractual arrangements as a way of foreign investment and our Contractual Arrangements will be regarded as foreign investment. If that is the case, whether our contractual arrangements will be deemed to be in violation of the foreign investment access requirements and how our Contractual Arrangements will be handled are subject to uncertainties. The PRC regulatory authorities may in the future take a view that is contrary to the opinion of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in the aforesaid business we engage in, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Corporate Structure.”

The following is a summary of the currently effective contractual arrangements by and among our wholly- owned subsidiary, Ganzhou Qufenqi, each of our consolidated VIEs, and its shareholders.

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

Agreements that Provide Us with the Option to Purchase the Equity Interest in our consolidated VIEs.

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

In 2018, we moved our corporate headquarters from Beijing to Xiamen, Fujian Province, China, where we lease approximately 9,869 square meters of office space pursuant to a series of lease expiring in first quarter of 2020 through second quarter of 2022. We also maintain leased properties of approximately 202 square meters, 100 square meters, 6,630 square meters and 799 square meters in Beijing, Tianjin, Fuzhou and Ganzhou in Jiangxi Province, respectively. As of March 31, 2019, we also leased 34 show rooms in cities across China in connection with our Dabai Auto business. The size of each show room typically ranges between 50 to 150 square meters.

In January 2018, we purchased the use rights with respect to a parcel of land of approximately 53,239 square meters located in Xiamen, Fujian Province for a price of RMB106 million. Pursuant to the contract we signed with the local government authorities, our land use rights will last for 40 years. We have commenced construction of our innovation park on such parcel of land, and the construction is expected to be completed in 2021.

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

We currently offer small credit products, which are comprised of cash credit products and merchandise credit products, as well as budget auto financing products. We mainly generate (i) financing income from cash credit products, (ii) both financing income and sales commission fee from merchandise credit products and (iii) both financing income and sales income from budget auto financing products.

We are a leading provider of online small consumer credit products in China. In 2018, we facilitated approximately RMB57.9 billion (US$8.4 billion) in transactions to 6.9 million active borrowers. Small credit products serve consumers’ immediate needs for discretionary consumption. They typically have short durations, enabling us to quickly understand a borrower’s behavior and further refine our data analytics and credit assessment model upon the completion of transaction cycles.

We have experienced robust credit performance. Our M1+ delinquency rate by vintage for transactions in the first three quarters of 2018 remained at less than 2.5% through December 31, 2018. M1+ delinquency rate by vintage is defined as the total balance of outstanding principal of a vintage for which any installment payment is over 30 calendar days past due as of a particular date (adjusted to reflect total amount of recovered past due payments for principal, before charge-offs), divided by the total initial principal in such vintage.

To provide a good user experience, we have technology and funding arrangements in place to enable instant drawdown of credit by consumers. We collaborate with a variety of institutional funding partners such as banks and other institutions, to secure sufficient amounts of funding for credit drawdowns. Institutional funding partners are interested in working with us because of the short duration of our credit products, our technology- driven credit assessment capabilities and the diversified credit portfolio with attractive risk-adjusted returns. Our strong technological capabilities enable us to seamlessly integrate our system with those of our institutional funding partners, rapidly facilitate transactions and repayment settlements at a massive scale and forecast our funding needs on a real-time basis. We do not directly source funding from retail investors. Currently, we retain most of the credit risk with respect to the cooperation with institutional funding partners. We also utilize our own capital to fund the credit drawdowns to enhance user experience so that they can instantly receive funds after drawdown requests. Our longer-term objectives are to primarily leverage external institutional funding and to transfer credit risk to or share it with a diversified group of institutional funding partners.

We have achieved significant scale and experienced strong growth in our results of operations. Our total revenues increased from RMB1,442.8 million in 2016 to RMB4,775.4 million in 2017, and further increased to RMB7,692.3 million (US$1,118.8 million) in 2018. We recorded net income of RMB576.7 million, RMB2,164.5 million and RMB2,491.3 million (US$362.3 million) in 2016, 2017 and 2018, respectively.

Key Factors Affecting Our Results of Operations

Number and Engagement of Borrowers

We have engaged a portion of our active borrowers through different channels on the Alipay consumer interface since 2016, although from December 2017 onward, we have implemented measures to promote the usage of our mobile applications and diverted the majority of transaction orders to be placed on our own mobile applications instead of Alipay. Our ability to continue to engage borrowers efficiently is significantly affected by our ability to attract more users through our own mobile apps. As we seek to broaden our borrower base, our success in collaborating with other leading Internet companies and other marketing efforts will affect the size and credit quality of our borrower base. In addition, our brand, reputation, user experience and the pricing of our credit products will affect our borrower retention capability and repeat transactions by borrowers.

Risk Management

Our ability to effectively evaluate a borrower’s credit profile affects our ability to offer attractive borrowing terms. The quality of our risk management system affects the delinquency rates of the transactions we facilitate. We periodically adjust our allowance for loan principal and financing service fee receivables when we believe that the future collection of the principal of on-balance sheet transactions is unlikely. We base the allowance for loan principal and financing service fee receivables primarily on historical loss experience using a roll rate-based model applied to our principal and financing service fee receivables portfolios and, to a lesser extent, macroeconomic factors. As such, an increase in delinquency rates of on-balance sheet transactions will result in a higher allowance for loan principal and financing service fee receivables. We recognize any increase in allowance for loan principal and financing service fee receivables as provision for loan principal and financing service fee receivables for the relevant period. We charge off loan principal and financing service fee receivables as a reduction to the allowance for loan principal and financing service fee receivables when the principal and financing service fee receivables are deemed to be uncollectible. For each off-balance sheet transaction, we record the fair value of guarantee liabilities, which represent the present value of our expected payout based on the estimated delinquency rate and the applicable discount rate for time value. We first allocate the transaction price to the guarantee liabilities at fair value in accordance with ASC 815. The remaining transaction price is then allocated to the loan facilitation services and post-origination services on a relative standalone selling price basis. Revenues from loan facilitation services are recognized when we match borrowers with the funding partners and the funds are transferred to the borrower. Additionally, revenues from post-origination services are recognized evenly over the term of the loans as the services are performed. As such, an increase in expected delinquency rates of off-balance sheet transactions will result in an increase in the fair value of guarantee liabilities, which is recognized as loss on guarantee liabilities in our results of operations.

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

We collaborate with institutional funding partners in several ways. There are credit drawdowns that are initially funded by us and subsequently transferred to or funded indirectly by institutional funding partners through trusts that we established with trust companies. For such arrangements, we recognize financing income from borrowers including interest collected on behalf of our institutional funding partners. We record interest expenses of borrowings on funds provided by such institutional funding partners as cost of revenues. For this type of transactions, we retain full credit risk and record them on our balance sheet. As we incur interest expenses of borrowings on such funding arrangement, an increase in such arrangement may adversely affect our profit margin. We also collaborate with certain institutional funding partners that provide funds directly to borrowers for credit drawdowns that we facilitate, which enables us to facilitate additional transactions without utilizing our capital resources. Such institutional funding partners deduct the principal and service fees due to them from borrowers’ repayments and remit the remainder to us as our loan facilitation fees. Such loan facilitation fees, net of the fair value of guarantee liabilities which was deducted from the consideration, are recognized as loan facilitation income and others. We do not incur interest expenses of borrowings on their funding. As such, an increase in such arrangement may enhance our profit margin. We record the credit drawdowns funded under such arrangements off-balance sheet. Depending on the arrangement with the specific institutional funding partner, we either assume full credit risk or share credit risk with the institutional funding partner. The fair value of guarantee liabilities, which represents the present value of our expected payouts due to default under off-balance sheet transactions, is recorded on our balance sheet.

While we intend to focus on leveraging technology, rather than capital, to serve the broad consumer base in China, we also fund certain credit drawdowns indirectly through funding arrangements with banks. Increasing utilization of our own capital during any specific period in order to enhance user experience and funding flexibility would also enhance our profit margin.

Product Offerings

We primarily offer small cash and merchandise credit products that typically have short durations. Our revenue and profitability are subject to the amount of financing service fees charged and the number of transactions we facilitate. Amount of financing service fees per transaction is a function of the size and duration of credit products. Credit products of larger size and longer duration generally correspond to higher financing service fees. In addition, borrowers with strong credit profiles may be offered discounts as to financing service fees. In April 2017, we lowered the financing service fee levels for certain cash credit products to ensure that the annualized fee rates charged on all credit drawdowns do not exceed 36%. We may further lower the financing service fee levels in the future in response to customer characteristics, market demand, competition and regulations, which would impact our revenue and profitability. In addition, the relative contribution in amount of transactions facilitated under our various credit products affects revenue and profitability. We launched Dabai Auto, our budget auto financing products, in November 2017. Dabai Auto’s economic terms, cost structure and the credit profiles of target borrowers differ from those of our small credit products. We scaled back operations of our Dabai Auto business in 2018, in response to the slowdown of the economic growth and concerns over the trajectory of industry development.

In addition, we may also leverage our credit assessment model to help other financial services providers assess the credit profiles of their own customers according to their credit standards, and our ability to execute such plan may affect the growth of our business and profitability. We expect to charge fees for such credit assessment services.

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

The following chart displays the historical lifetime cumulative M1+ delinquency rate by vintage from the second month after credit drawdowns up to the twelfth month after such transactions for all transactions for each of the quarters in 2016 and through the first three quarters in 2018, without taking into account charge-offs:

M1+ delinquency rate by vintage for vintages in 2017 remained at a level of 2.0% or less up to December 31, 2018 as a result of our effective credit assessment model and risk management system despite serving a more diverse customer group.

M1+ delinquency rate by vintage for the first three quarters of 2018 remained at less than 2.5% up to December 31, 2018, which demonstrates the effectiveness of our risk management system.

Credit Performance Data

The following table provides the total balance of outstanding principal for on-balance sheet transactions where the longest past due period of an installment payment was 1 to 30, 31 to 60, 61 to 90 and more than 90 calendar days as of the dates presented:

	Delinquent for
	1-30 calendar days	31-60 calendar days	61-90 calendar days	More than 90 calendar days	Total
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
As of
December 31, 2016	74,833	19,549	14,678	29,770	138,830	20,479
December 31, 2017	401,975	124,457	98,289	181,194	805,915	123,867
December 31, 2018	153,188	108,535	104,483	298,091	664,297	96,618

The following table provides the balance of outstanding financing service fees for on-balance sheet transactions where the longest past due period of an installment payment was 1 to 30, 31 to 60 and 61 to 90 calendar days as of the dates presented(1):

	Delinquent for
	1-30 calendar days	31-60 calendar days	61-90 calendar days	Total
	RMB	RMB	RMB	RMB	US$
	(in thousands)
As of
December 31, 2016	1,851	757	680	3,288	485
December 31, 2017	11,111	5,410	5,376	21,897	3,366
December 31, 2018	4,328	5,545	7,108	16,981	2,470

(1)	Financing service fees are reversed post 90 calendar days.

We actively service and collect principal and financing service fees that are past due. The following table sets forth the amount of principal and financing service fees for on-balance sheet transactions that were recovered for the periods presented:

	Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Amount recovered past due payments for principal	102,353	361,354	500,936	72,858
Amount recovered past due payments for financing service fees	6,099	20,701	39,878	5,800

The following table sets forth the amount we charged off for the periods presented:

	Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Amount charged off	49,427	191,023	1,077,333	156,692

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

We actively detect and prevent fraud utilizing our proprietary risk management system and fraud prevention system. The following table sets forth the amount of losses due to borrower fraud identified by us for the periods presented:

	Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Amount of losses due to identified borrower fraud	3,473	4,226	1,357	197

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

Provision Ratio

We define “provision ratio” as the amount of provision for loan principal and financing service fee receivables incurred during a period as a percentage of the total amount of on-balance sheet transactions during such period. The following table sets forth our provision ratio for the periods presented:

	Year Ended December 31,
	2016	2017	2018
Provision ratio	0.40%	0.77%	3.09%

We periodically adjust our allowance for loan principal and financing service fee receivables when we believe that the future collection of principal is unlikely. We base the allowance for loan principal and financing service fee receivables primarily on historical loss experience using a roll rate-based model applied to our principal and financing service fee receivables portfolios and, to a lesser extent, macroeconomic factors. We recognize any increase in allowance for loan principal and financing service fee receivables as provision for loan principal and financing service fee receivables for the relevant period. Our provision ratio increased from 0.40% in 2016 to 3.09% in 2018 primarily due to an increase in M1+ overdue loan principals and financing services fee receivables.

Allowance Ratio

We define “allowance ratio” as the amount of allowance for loan principal and financing service fee receivables as of a date as a percentage of the total amount of loan principal and financing service fee receivables as of such date. The following table sets forth our allowance ratio and principal turnover ratio as of the dates presented:

	As of or for the year ended December 31,
	2016	2017	2018
Allowance ratio	2.09%	5.60%	6.05%
Principal turnover ratio(1)	6.1x	8.6x	3.8x

(1)

Represents amount of transactions in 2016, 2017 and 2018, divided by outstanding principal at the respective period end. Allowance Ratio increased from 2.09% as of December to 5.60% as of December 31, 2017, which was due to increases in both delinquency rate and principal turnover ratio in 2017. Our principal turnover ratio increased from 6.1x for the year ended December 31, 2016 to 8.6x for the year ended December 31, 2017. Given the short-term nature of our credit products, the amount of on-balance sheet transactions during 2017 was 8.6 times the outstanding on-balance sheet principal as of December 31, 2016. As such, the performance of transactions is more accurately reflected when assessed based on the amount of transactions facilitated during a period than based on the outstanding principal as of the period end. For a more accurate indication as to our enhanced risk management capability, please refer to the provision ratio as elaborated above.

As of December 31, 2016

	Non- delinquent	1-30 days	31-60 days	61-90 days	91-120 days	121-150 days	151-180 days	Total	Over 180 days(1)
Loan principal and financing service fee receivables (in RMB thousands)	4,877,508	76,684	20,305	15,358	11,429	9,187	9,154	5,019,626	57,974
Allowance for loan principal and financing service fee receivables (in RMB thousands)	18,891	33,850	14,780	12,280	9,383	7,857	8,072	105,114	57,974
Allowance ratio	0.39%	44.14%	72.79%	79.96%	82.09%	85.53%	88.18%	2.09%	100.00%

(1)	Amounts remain outstanding 180 days past due and therefore deemed uncollectible are charged off.

As of December 31, 2017

	Non- delinquent	1-30 days	31-60 days	61-90 days	91-120 days	121-150 days	151-180 days	Total	Over 180 days(1)
Loan principal and financing service fee receivables (in RMB thousands)	8,449,987	413,086	129,867	103,665	81,133	60,812	39,249	9,277,799	245,263
Allowance for loan principal and financing service fee receivables (in RMB thousands)	35,678	168,737	88,723	78,325	64,623	50,042	33,126	519,254	245,263
Allowance ratio	0.42%	40.85%	68.32%	75.56%	79.65%	82.29%	84.40%	5.60%	100.00%

(1)	Amounts remain outstanding 180 days past due and therefore deemed uncollectible are charged off.

As of December 31, 2018

	Non- delinquent	1-30 days	31-60 days	61-90 days	91-120 days	121-150 days	151-180 days	Total	Over 180 days(1)
Loan principal and financing service fee receivables (in RMB thousands)	8,987,532	157,516	114,079	111,591	103,667	99,037	95,387	9,668,809	1,320,666
Allowance for loan principal and financing service fee receivables (in RMB thousands)	91,771	75,479	81,912	86,836	84,418	83,066	81,853	585,335	1,320,666
Allowance ratio	1.02%	47.92%	71.80%	77.82%	81.43%	83.87%	85.81%	6.05%	100.00%

(1)	Amounts remain outstanding 180 days past due and therefore deemed uncollectible are charged off.

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

	As of December 31,
	2016	2017	2018
M1+ delinquency coverage ratio	1.6x	1.3x	1.1x

M1+ delinquency coverage ratio was above 1.0x as of December 31, 2016, 2017 and 2018, indicating that our allowance for principal and financing service fee receivables was adequate to cover delinquency balance.

Charge-Off Ratio

We define “charge-off ratio” as the amount of loan principal receivables we charged off during a period, divided by the total amount of on-balance sheet transactions during such period.

	Year Ended December 31,
	2016	2017	2018
	%
Charge-off ratio	0.16%	0.24%	2.91%

Components of Results of Operations

Revenues

Our total revenues comprise financing income, sales commission fee, sales income, penalty fees and loan facilitation income and others. Our total revenues are presented net of origination costs, VAT and related surcharges. Financing income represents financing service fees that we collect from borrowers for on-balance sheet transactions, which we have facilitated since inception in April 2014. Sales commission fee represents fee earned from merchandise suppliers in connection with merchandise credit products. Sales income represents the sales price of cars we sell to car buyers in connection with our budget auto financing products. Penalty fees represent fees we charge borrowers for late repayment. Loan facilitation income and others represent loan facilitation fees earned from certain institutional funding partners in connection with off-balance sheet transactions, a type of funding arrangement that started in September 2016. For more information, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Critical Accounting Policies — Revenue Recognition.” The following table sets forth the breakdown of our total revenues, both in absolute amount and as a percentage of our total revenues, for the periods presented:

	Year Ended December 31,
	2016		2017		2018
	RMB	% of total revenues	RMB	% of total revenues	RMB	US$	% of total revenues
	(in thousands, except for percentages)
Revenues
Financing income	1,271,456	88.1	3,642,184	76.3	3,535,276	514,185	46.0
Sales commission fee	126,693	8.8	797,167	16.7	307,492	44,723	4.0
Sales income	—	—	26,084	0.5	2,174,789	316,310	28.3
Penalty fees	22,943	1.6	7,922	0.2	28,013	4,074	0.4
Loan facilitation income and others	21,754	1.5	302,010	6.3	1,646,773	239,513	21.3
Total revenues	1,442,846	100.0	4,775,366	100.0	7,692,343	1,118,805	100.0

Financing Income

We charge financing service fees for facilitating on-balance sheet transactions. The financing service fees are recorded as financing income in the statement of comprehensive income in accordance with ASC 310 using the effective interest method.

Incentives are provided to certain borrowers and can only be applied as a reduction to the borrower’s repayments and cannot be withdrawn by the borrowers in cash. These incentives are recorded as a reduction in financing service fees using the effective interest method.

Sales Commission Fee

Sales commission fee represents fee earned from merchandise suppliers when borrowers purchase their merchandise on our marketplace and comprise (i) the difference between the retail prices of the merchandise sold to borrowers and the prices of the merchandise that we pay to the merchandise suppliers and (ii) rebates earned from merchandise suppliers.

Sales income

Sales income comprise (i) the sales price of cars, which consists of down payment and principal under the sales-type finance leases and (ii) the amount of consideration we receive from the buyer for the sale of the vehicle, net of value-added tax, in vehicle sales with guarantee transactions.

Penalty Fees

Penalty fees represent fees we charge borrowers for late repayment. Penalty fees are recognized on a cash basis when the penalty fees will not be reversed.

Loan Facilitation Income and Others

Loan facilitation income and others represent loan facilitation fees earned from certain institutional funding partners for credit directly funded by them and vehicle sales with guarantee. Revenues from loan facilitation services are recognized when we match borrower with the funding partners and the funds are transferred to the borrower. Additionally, revenues from post-origination services are recognized evenly over the term of the loans as the services are performed.

Cost of revenues and operating expenses

Our cost of revenues and operating expenses consist of cost of revenues, sales and marketing expenses, general and administrative expenses, research and development expenses, loss on guarantee liabilities and provision for receivables. The following table sets forth our cost of revenues and operating expenses, both in absolute amount and as a percentage of our total revenues, for the periods presented:

	Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues and operating expenses:
Cost of revenues	267,862	18.6	880,846	18.4	2,735,428	397,852	35.6
Sales and marketing	182,458	12.6	431,749	9.0	540,551	78,620	7.0
General and administrative	108,786	7.5	183,674	3.8	255,867	37,214	3.3
Research and development	52,275	3.6	153,258	3.2	199,560	29,025	2.6
Loss on guarantee liabilities	861	0.1	150,152	3.1	116,593	16,958	1.5
Provision for receivables	132,177	9.2	605,164	12.9	1,178,723	171,438	15.3
Total	744,418	51.6	2,404,843	50.4	5,026,722	731,107	65.3

The following table sets forth our cost of revenues and operating expenses paid to related parties for the periods presented:

	Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues and operating expenses paid to related parties:
Cost of revenues(1)	47,337	221,009	147,611	22,335
Sales and marketing(2)	36,150	238,115	32,542	4,733
Total	83,486	459,124	180,153	27,068

(1)

Primarily includes (i) payment processing and settlement fees to Alipay, (ii) fees related to credit analysis information provided by Zhima Credit, (iii) fees related to cloud computing services provided by Alibaba Cloud Computing and (iv) interest expenses of borrowings from Guosheng Financial Holding Inc. and Guosheng Securities Asset Management Co., Ltd. in connection with their investments in several trusts.

(2)	Includes borrower engagement fees to Alipay.

No general and administrative or research and development expenses were paid to related parties during the periods presented.

Cost of Revenues

Our cost of revenues represent interest expenses of borrowings, which are fees paid or payable to institutional funding partners, cost of goods sold, which primarily consists of cost of cars we purchase, and other lending related costs, which include payment processing and settlement fees, including those paid to Alipay. The following table sets forth components of our cost of revenues, both in absolute amount and as a percentage of our total revenues, for the periods presented:

	Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues:
Interest expenses of borrowings	210,950	14.6	686,890	14.4	547,369	79,612	7.1
Cost of goods sold	—	—	23,895	0.5	2,003,642	291,418	26.1
Other lending related costs	56,912	3.9	170,061	3.5	184,417	26,822	2.4
Total	267,862	18.6	880,846	18.4	2,735,428	397,852	35.6

Interest expenses of borrowings depend on the institutional funding partners which we work with to fund the transactions we facilitate. Historically, we typically group credit drawdowns into portfolios and transfer them to institutional funding partners. Such institutional funding partners then provide us with funding for the credit drawdowns transferred, which are recorded as short-term borrowings and long-term borrowings on our consolidated balance sheet. After collecting principals and financing service fees from borrowers, we remit to these institutional funding partners all principals and fees payable. If borrowers default on their payment obligations, we are generally obligated to repay these institutional funding partners all principals and fees payable in respect of credit drawdowns funded by them. We have ceased transferring credit drawdowns to P2P platforms in April 2017. We recognize fees paid to such institutional funding partners as interest expenses of borrowing in our cost of revenues. Starting in December 2016, we also collaborate with trust companies to enable certain institutional funding partners to provide funding to borrowers through trusts. Such trust arrangements provide a specified rate of return to the institutional funding partners. The amount accrued that reflects such pre-agreed rate of return payable to the institutional funding partners is also recognized as interest expenses of borrowings. Fee rates vary among institutional funding partners. As of December 31, 2018, the weighted average interest rate for the outstanding borrowings was approximately 7.91%. The interests payable to institutional funding partners are lower than financing service fees we collect from borrowers on the credit drawdowns transferred. Certain institutional funding partners provide funds directly to borrowers for credit that we facilitate, and we do not recognize interest expenses of borrowings relating to such credit drawdowns. In addition, when utilizing our own capital to fund credit, we also do not incur interest expenses of borrowings.

Sales and Marketing

Sales and marketing expenses include expenses for our core online consumer finance business and Dabai Auto business and consist primarily of expenses related to borrower engagement and retention, salaries, benefits and share-based compensation related to our sales and marketing staff.

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

Loss on Guarantee Liabilities

For each off-balance sheet transaction, which may be a cash credit transaction, a merchandise credit transaction or a vehicle sales with guarantee transaction, we record the fair value of guarantee liabilities, which represents the present value of our expected payout based on the estimated delinquency rate and the applicable discount rate for time value. The financing service fees payable to us, net of guarantee liabilities which were deducted from the consideration in connection with such transaction, are recognized as loan facilitation income and others. Any increase in the fair value of guarantee liabilities of such transactions is recognized as loss on guarantee liabilities in our results of operations. We started to facilitate such transactions in September 2016 and recognized RMB0.9 million, RMB150.2 million and RMB116.6 million (US$17.0 million) of loss on guarantee liabilities in 2016, 2017 and 2018, respectively.

Provision for receivables

We periodically adjust our allowance for loan principal and financing service fee receivables when we believe that the future collection of principal is unlikely. We base this allowance primarily on historical loss experience using a roll rate-based model applied to our principal and financing service fees receivables portfolios and, to a lesser extent, macroeconomic factors. The allowance for finance lease receivables is calculated based on historical loss experience using probability of default and loss given default methods. We stratify probability of default and loss given default by the recovered rate under different scenarios (i.e. cash collection, repossessing the leased vehicle or non-recovery), and calculates allowance balance by timing exposure at default under each scenario. For information regarding our accounting policy related to allowance for receivables, see “— Critical Accounting Policies — Loan Principal and Financing Service Fee Receivables” and “— Critical Accounting Policies —Finance lease receivables.”  We periodically adjust our allowance for other receivables when we believe that the future collection of receivables from merchandise suppliers is unlikely. Each merchandise supplier is obligated to refund us the amount we have paid, if the relevant borrower returns previously purchased merchandise in accordance with the product return policies of our marketplace. We recognize any increase in allowance for loan principal, financing service fee receivables and other receivables as provision for receivables for the relevant period. The following table sets forth the provision for receivables, both in an absolute amount and as a percentage of total revenues, for the periods presented.

	Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Provision for receivables	132,177	9.2	605,164	12.7	1,178,723	171,438	15.3

Share-based Compensation

The following table sets forth the effect of share-based compensation expenses on our operating expenses line items, both in an absolute amount and as a percentage of total revenues, for the periods presented.

	Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Sales and marketing	690	0.0	1,891	0.0	5,641	821	0.1
General and administrative	18,986	1.3	42,849	0.9	38,587	5,612	0.5
Research and development	2,457	0.2	19,316	0.4	13,753	2,000	0.2
Total	22,134	1.5	64,056	1.3	57,981	8,433	0.8

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

China

Generally, our subsidiary and consolidated VIEs in China are subject to enterprise income tax on their taxable income in China at a rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. Our subsidiaries in Ganzhou are entitled to preferential tax rate of 15%. Xinjiang Qudian Technology Co., Ltd. is a company established in a special economic development zone and is therefore entitled to an exemption from income tax from January 1, 2017 to December 31, 2020. Xiamen Qudian Technology Co., Ltd. was recognized as a Software Enterprise and was therefore entitled to an income tax exemption for two years beginning from its first profitable tax year of 2017, and a 50% tax reduction for the subsequent three years starting from the year of 2019.

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

Revenue Recognition

Borrowers can withdraw cash or purchase products (e.g. personal consumer electronics) up to their approved credit limit and elect the installment repayment period, mainly ranging from one to 18 months through our online website and application (collectively “financing platform”) or via borrowers’ Alipay accounts. We charge financing service fees for facilitating the financing and managing the financing platform. The financing service fees are recorded as financing income in the statement of comprehensive income in accordance with ASC 310 using the effective interest method.

Incentives are provided to certain borrowers and can only be applied as a reduction to the borrower’s repayments and cannot be withdrawn by the borrowers in cash. These incentives are recorded as a reduction in financing service fees using the effective interest method.

The sales commission fee is fixed based on the retail sales price without considering the financing terms chosen by the borrower. Sales commission fees are recognized and recorded net of the related cost on delivery date, as we arrange for the goods to be provided by the suppliers and is considered to be an agent in accordance with ASC 606.

We launched Dabai Auto, our budget auto financing products, in November 2017. In the form of sales-type lease, we purchase cars on our inventory and lease them to creditworthy car buyers. The legal title of the leased assets is with us until the leasing period ends. The fair value of the leased assets at lease inception is greater than its cost or carrying amount. Consequently, we have classified the leases as sales-type finance leases for financial accounting purposes. We report the discounted present value of future minimum lease payments as a finance lease receivable on our balance sheet and accrue interest on the balance of the finance lease receivable based on the interest rate inherent in the applicable lease over the term of the lease. The interest earned on finance lease receivables is recognized using the effective interest method. We recognize interest earned on finance leases receivables as financing income. We recognize the sales price of cars, which consists of down payment and principal under the sales-type finance leases, as sales income. In the form of vehicle sales with guarantee, we sell vehicles to buyers and provides loan facilitation services to funding partners who provide financing to the vehicle buyers. The buyer obtains control of the vehicle when the borrower physically possesses the vehicle and when we receive cash consideration for the vehicle from the buyer. We will receive recurring service fees from the financial institution for our loan facilitation services and post-origination services throughout the term of the loan. In addition, we provide a guarantee on the principal and accrued interest repayments of the defaulted loans to the financial institution. For vehicle sales, we determine the buyer to be our customer. The transaction price for the vehicle sale is the amount of consideration we receive from the buyer for the sale of the vehicle, net of value-added tax. We are the principal in the vehicle sale transaction and sales income is recognized on a gross basis when the title of the vehicle is transferred to the buyer. For the loan facilitation services, we determine both the funding partners and the buyer to be its customers. We consider the loan facilitation service, post-origination services and guarantee service as separate services, of which the guarantee service and the post origination service is accounted for in accordance with ASC 815 and ASC 860, respectively. The transaction price is the amount of consideration to which we expect to be entitled in exchange for transferring the promised services to the customer, net of value-added tax. The transaction price of loan facilitation services includes variable service fees which are contingent on the borrower making timely repayments. Variable consideration is estimated using the expected value method based on historical default rate, current and forecasted borrower repayment trends and is limited to the amount of variable consideration that is probable not to be reversed in future periods. We make the assessment of whether the estimate of variable consideration is constrained. Any subsequent changes in the transaction price will be allocated to the performance obligations on the same basis as at contract inception. We first allocate the transaction price to the guarantee liabilities at fair value in accordance with ASC 815. The remaining transaction price is then allocated to the loan facilitation services and post-origination services on a relative standalone selling price basis. No observable price for the loan facilitation services and post-origination services exist because the services are not sold separately. As a result, we estimate the stand-alone selling price of the loan facilitation and post-origination services using the expected cost plus a margin approach. Revenues from loan facilitation services are recognized when we match borrowers with the Funding Partners and the funds are transferred to the borrower. Additionally, revenues from post-origination services are recognized evenly over the term of the loans as the services are performed.

Since September 2016, we have entered into credit facilitation arrangement with several financial institutions. We: (i) match borrowers with the funding partners which directly fund the credit drawdowns to the borrowers and (ii) provide post-origination services, such as short messaging reminder services throughout the term of the loans. For each successful match, we receive an initial intermediary fee and a recurring service fee throughout the term of the loans. When borrowers make instalment repayments directly to the funding partners, the funding partners will then remit the recurring service fees to us on a periodic basis. In addition, we provide a guarantee on the principal and accrued interest repayments of the defaulted loans to the funding partners. We determine our customer to be both the funding partners and borrowers. We consider the loan facilitation service, post-origination services and guarantee service as separate services, of which the guarantee service and the post origination service is accounted for in accordance with ASC 815, Derivatives and Hedging (refer to “Guarantee liabilities” for additional information) and ASC 860, Transfers and servicing of financial assets, respectively.

The transaction price is the amount of consideration to which we expect to be entitled in exchange for transferring the promised services to the customer, net of value-added tax. The transaction price includes variable service fees which are contingent on the borrower making timely repayments. Variable consideration is estimated using the expected value method based on historical default rate, current and forecasted borrower repayment trends and is limited to the amount of variable consideration that is probable not to be reversed in future periods. We make the assessment of whether the estimate of variable consideration is constrained. Any subsequent changes in the transaction price will be allocated to the performance obligations on the same basis as at contract inception.

We first allocate the transaction price to the guarantee liabilities at fair value in accordance with ASC 815. The remaining transaction price is then allocated to the loan facilitation services and post-origination services on a relative standalone selling price basis. No observable price for the loan facilitation services and post-origination services exist because the services are not sold separately. As a result, we estimate the stand-alone selling price of the loan facilitation and post-origination services using the expected cost plus a margin approach. Revenues from loan facilitation services are recognized when we match borrowers with the funding partners and the funds are transferred to the borrower. Additionally, revenues from post-origination services are recognized evenly over the term of the loans as the services are performed.

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

Finance Lease Receivables

Finance lease receivables are carried at amortized cost comprising of original financing lease and direct costs, net of unearned income and allowance for finance lease receivables..

The automobile leasing service is offered to individual customers. We consider the finance lease receivables to be homogenous as they are all automotive finance lease receivables collateralized by vehicle titles of similar principal amounts. Therefore, we apply a consistent credit risk management framework to the entire portfolio of finance lease receivables in accordance with ASC 450-20.

The allowance for finance lease receivables is calculated based on historical loss experience using probability of default (“PD”) and loss given default (“LGD”) methods. We stratify probability of default and loss given default by the recovered rate under different scenarios (i.e. cash collection, repossessing the leased vehicle or non-recovery), and calculates allowance balance by timing exposure at default under each scenario. This process is repeated on a monthly basis. Loss given default is projected based on historical experience of actual loss and considered proceeds from recovery of the repossessed assets. We adjust the allowance that is determined by the PD and LGD methods for various Chinese macroeconomic factors i.e. gross-domestic product rates, per capita disposable income, interest rates, consumer price indexes and law and regulation impact. Each of these macroeconomic factors are equally weighted, and a score is applied to each factor based on year-on-year increases and decreases in that respective factor.

Finance lease receivables are charged off when a settlement is reached for an amount that is less than the outstanding balance or when we determined the balance to be uncollectable. In general, we consider finance fee receivables meeting any of the following conditions as uncollectable and charged-off: (i) death of the borrower; (ii) identification of fraud, and the fraud is officially reported to and filed with relevant law enforcement departments or (iii) all finance lease receivables that are 180 days past due are therefore deemed uncollectible and charged-off; (iv) the vehicle is repossessed.

A finance lease receivable is considered impaired when the lease receivables are more than 90 days past due, or when it is probable that we will be unable to collect all amounts due according to the terms of the contract. Factors such as payment history, compliance with terms and conditions of the underlying financing lease agreement and other subjective factors related to the financial stability of the borrower are considered when determining whether finance lease receivables are impaired. We do not accrue financing lease income on net investment of finance lease receivables that are considered impaired. A corresponding allowance is determined under ASC 450-20 and allocated accordingly. Accrual of financing lease income is suspended on accounts that are impaired, accounts in bankruptcy and accounts in repossession. Payments received on non-accrual finance lease receivables are first applied to any fees due, then to any interest due and, finally, any remaining amounts received are recorded to principal. Interest accrual resumes once an account has received payments bringing the impaired status to current.

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

We account for uncertainty in income taxes recognized in the consolidated financial statements by applying a two-step process to determine the amount of the benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained (defined as a likelihood of more than fifty percent of being sustained upon an audit, based on the technical merits of the tax position). The tax position is then assessed to determine the amount of benefits to recognize in the consolidated financial statements. The amount of the benefits that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. As of December 31, 2016, 2017 and 2018, we had no unrecognized tax benefit.

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

In December 2016, we granted 15,299,019 options to purchase our ordinary shares to certain of our employees and a third-party consultant pursuant to the 2016 Equity Incentive Plan to replace all awards under the 2015 Share Incentive Plan. On May 3, 2017, we granted 494,904 options to purchase our ordinary shares to certain of our employees pursuant to the 2016 Equity Incentive Plan. On August 17, 2017, we granted 200,000 options to purchase our ordinary shares to our independent director appointees and certain of our employees pursuant to the 2016 Equity Incentive Plan. On March 12, 2018, we granted 998,000 options under the 2016 Plan. On October 1, 2018, we granted 20,000 options under the 2016 Plan. On November 30, 2018, we granted 10,000 options to one independent non-executive director under the 2016 Plan. On December 20, 2018, we granted 2,608,000 options under the 2016 Plan. 25% of the options will vest upon each subsequent anniversary of the engagement date. Certain options previously granted were subsequently cancelled.

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

For the year ended December 31, 2018, we estimated the fair value of the options based on the quoted share price at grant date. Due to the options low exercise price, the various assumptions used in the binomial option pricing model will not have a material impact in the calculation of the fair value of the options. For the years ended December 31, 2016 and 2017, excluding the options containing market and service vesting conditions, we calculated the estimated fair value of the options on the respective grant dates using a binomial option pricing model with assistance from independent valuation firms, with the following assumptions:

	Year Ended December 31,
	2016	2017
Risk-free interest rate	2.47%	1.56%–2.33%
Volatility	49.8%–49.9%	50.9%–52.4%
Expected exercise multiple	2.2–2.8	2.2–2.8
Dividend yield	0%	0%
Expected term (in years)	10	10
Exercise price (RMB)	0.0	0.0
Fair value of share options (RMB)	25.89–26.04	81.94-94.22

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

	Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Revenues:
Financing income	1,271,456	3,642,184	3,535,276	514,185
Sales commission fee	126,693	797,167	307,492	44,723
Sales income	—	26,083	2,174,789	316,310
Penalty fees	22,943	7,922	28,013	4,074
Loan facilitation income and others	21,754	302,010	1,646,773	239,513
Total revenues	1,442,846	4,775,366	7,692,343	1,118,805
Cost of revenues:
Cost of goods sold	—	(23,895)	(2,003,642)	(291,418)
Cost of other revenues	(267,862)	(856,951)	(731,786)	(106,434)
Total cost of revenues	(267,862)	(880,846)	(2,735,428)	(397,852)
Operating expenses:
Sales and marketing	(182,458)	(431,749)	(540,551)	(78,620)
General and administrative	(108,786)	(183,674)	(255,867)	(37,214)
Research and development	(52,275)	(153,258)	(199,560)	(29,025)
Loss on guarantee liabilities	(861)	(150,152)	(116,593)	(16,958)
Provision for receivables	(132,176)	(605,164)	(1,178,723)	(171,438)
Total operating expenses	(476,556)	(1,523,997)	(2,291,294)	(333,255)
Other operating income	14,646	50,703	23,748	3,454
Income from operations	713,074	2,421,226	2,689,369	391,152
Interest and investment income, net	1,857	4,211	35,740	5,198
Foreign exchange loss, net	(9,651)	(7,177)	(90,771)	(13,202)
Other income	47	2,108	15,231	2,215
Other expenses	(1,834)	(363)	(522)	(76)
Net income before income taxes	703,493	2,420,005	2,649,047	385,287
Income tax expenses	(126,840)	(255,546)	(157,731)	(22,941)
Net income	576,653	2,164,459	2,491,316	362,346

	Year Ended December 31,
	2016	2017	2018
	%
Revenues:
Financing income	88.1	76.3	46.0
Sales commission fee	8.8	16.7	4.0
Sales income	—	0.5	28.3
Penalty fees	1.6	0.2	0.4
Loan facilitation income and others	1.5	6.3	21.3
Total revenues	100.0	100.0	100.0
Cost of revenues and operating expenses:
Cost of goods sold	—	(0.5)	(26.1)
Cost of other revenues	(18.6)	(17.9)	(9.5)
Total cost of revenues	(18.6)	(18.4)	(35.6)
Operating expenses:
Sales and marketing	(12.6)	(9.0)	(7.0)
General and administrative	(7.5)	(3.8)	(3.3)
Research and development	(3.6)	(3.2)	(2.6)
Loss on guarantee liabilities	(0.1)	(3.1)	(1.5)
Provision for receivables	(9.2)	(12.9)	(15.3)
Total operating expenses	(33.0)	(31.9)	(29.8)
Other operating income	1.0	1.1	0.3
Income from operations	49.4	50.7	35.0
Interest and investment income, net	0.1	0.1	0.5
Foreign exchange loss, net	(0.7)	(0.2)	(1.2)
Other income	0.0	0.0	0.2
Other expenses	90.1)	(0.0)	(0.0)
Net income before income taxes	48.8	50.7	34.5
Income tax expenses	(8.8)	(5.4)	(2.1)
Net income	40.0	45.3	32.4

Comparison of Year Ended December 31, 2018 and Year Ended December 31, 2017

Total revenues. Our total revenues in 2018 increased by 61.1% to RMB7,692.3 million (US$1,118.8 million) from RMB4,775.4 million in 2017, primarily due to the increase in loan facilitation income and others and an increase in sales income generated by Dabai Auto business, partially offset by a decrease in revenue from sales commission fees. Financing income totaled RMB3,535.3 million (US$514.2 million) in 2018, flat from RMB3,642.2 million in 2017. Loan facilitation income and others increased to RMB1,646.8 million (US$239.5 million) in 2018, up 445.3% from RMB302.0 million in 2017, as a result of the substantial increase in the volume of off-balance sheet transactions and the adoption of ASC 606, Revenue from Contracts with Customers, effective January 1, 2018. Prior to the adoption of ASC 606, loan facilitation service income was limited to the amount that is not contingent on the delivery of the undelivered post-origination services. Upon adoption of ASC 606, loan facilitation service income is recognized when the service is rendered, i.e., upon successfully matching borrowers with institutional funding partners. The amount recognized is limited to the amount of consideration for which reversal is not probable in future periods. Accordingly, a portion of revenue is recognized earlier under ASC 606. The adoption of ASC 606 resulted in an increase of RMB749.3 million (US$109.0 million) in loan facilitation income and others for 2018. Sales income substantially increased to RMB2,174.8 million (US$316.3 million) from RMB26.1 million for 2017 as a result of ramp-up of the new Dabai Auto business. Sales commission fee decreased by 61.4% to RMB307.5 million (US$44.7 million) in 2018 from RMB797.2 million in 2017, as a result of a decrease in the gross merchandise value relating to the merchandise credit business as a result of tighter credit controls in 2018.

Total cost of revenues and operating expenses. Total cost of revenues and operating expenses increased by109.0% to RMB5,026.7 million (US$731.1 million) in 2018 from RMB2,404.8 million in 2017.

•

Cost of revenues. Our cost of revenues increased by 210.6% to RMB2,735.4 million (US$397.9 million) in 2018 from RMB880.8 million in 2017, primarily due to costs incurred by the Dabai Auto business, partially offset by a decrease in funding costs associated with our core online consumer finance businesses.

•

Sales and marketing expenses. Our sales and marketing expenses increased by 25.2% to RMB540.6 million (US$78.6 million) in 2018 from RMB431.7 million in 2017. The increase was primarily due to an increase in expenses associated with the new Dabai Auto business. Excluding expenses associated with Dabai Auto, sales and marketing expenses decreased by 49.4% to RMB201.6 million (US$29.3 million) from 2017, mainly attributable to a decrease in sales and marketing expenses associated with our core online consumer finance businesses as a result of termination of paid marketing through Alipay's dedicated channel for online third-party service providers.

•

General and administrative expenses. Our general and administrative expenses increased by 39.3% to RMB255.9 million (US$37.2 million) in 2018 from RMB183.7 million in 2017. The increase was primarily attributable to the increase in staff salary and third-party service fees.

•

Research and development expenses. Our research and development expenses increased by 30.2% to RMB199.6 million (US$29.0 million) in 2018 from RMB153.3 million in 2017. The increase was primarily due to an increase in staff salary and third-party service fees.

•

Provision for receivables. Our provision for receivables increased by 94.8% to RMB1,178.7 million (US$171.4 million) in 2018 from RMB605.2 million in 2017. The increase was primarily due to an increase in the M1+ overdue loan principals and financing services fees receivables.

Income from operations. Our income from operations in 2018 was RMB2,689.4 million (US$391.2 million), representing a 11.1% increase from RMB2,421.2 million during the prior year.

Income tax expenses. Our income tax expenses decreased by 38.2% to RMB157.8 million (US$22.9 million) in 2018 from RMB255.5 million in 2017, primarily due to the preferential tax rate for certain of our subsidiaries.

Net income. Our net income totaled RMB2,491.3 million (US$362.3 million) in 2018, up 15.1% from RMB2,164.5 million in 2017. Net income attributable to the Company’s shareholders per diluted share was RMB7.74 (US$1.13), compared with RMB7.09 in the prior year.

Adjusted net income. Our adjusted net income attributable to the Company’s shareholders, which excludes share-based compensation expenses, increased by 14.4% to RMB2,549.3 million (US$370.8 million) from RMB2,228.5 million in the prior year. Adjusted net income attributable to the Company’s shareholders per diluted share increased to RMB7.92 (US$1.15) from RMB7.30 in the prior year.

Comparison of Year Ended December 31, 2017 and Year Ended December 31, 2016

Total revenues. Our total revenues in 2017 increased by 231.0% to RMB4,775.4 million (US$734.0 million) from RMB1,442.8 million in 2016, primarily due to the increase in financing income as a result of the substantial increase in the volume of on-balance sheet transactions. Financing income totaled RMB3,642.2 million (US$559.8 million) in 2017, increasing 186.5% from RMB1,271.5 million in 2016. Loan facilitation income and others increased to RMB302.0 million (US$46.4 million) in 2017, up 1288.3% from RMB21.8 million in 2016, as a result of the substantial increase in the volume of off-balance sheet transactions. Sales commission fee increased to RMB797.2 million (US$122.5 million) in 2017, up 529.2% from RMB126.7 million in 2016. The significant year-over-year growth in sales commission fee was mainly the result of an increase in merchandise credit utilized by borrowers to purchase merchandise via Qudian’s marketplace.

Total cost of revenues and operating expenses. Total cost of revenues and operating expenses increased by 223.1% to RMB2,404.8 million (US$369.6 million) in 2017 from RMB744.4 million in 2016.

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

•

Provision for receivables. Our provision for receivables increased by 357.8% to RMB605.2 million (US$93.0 million) in 2017 from RMB132.2 million in 2016. The increase was primarily due to an increase in the M1+ overdue loan principals and financing services fees receivables, which we intend to provide sufficient allowance to cover.

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

Adjusted net income. Our adjusted net income attributable to the Company’s shareholders, which excludes share-based compensation expenses, increased by 272.2% to RMB2,228.5 million (US$342.5 million) from RMB598.8 million in the prior year. Adjusted net income attributable to the Company’s shareholders per diluted share increased to RMB7.30 (US$1.12) from RMB1.97 in the prior year.

B.Liquidity and Capital Resources

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

In 2016, 2017 and 2018, we had net cash provided by operating activities of RMB794.1 million, RMB2,797.8 million and RMB3,332.3 million (US$484.7 million), respectively.

As of December 31, 2018, we had cash and cash equivalents of RMB2,501.1 million (US$363.8 million), as compared to cash and cash equivalents of RMB6,832.3 million as of December 31, 2017.

As of December 31, 2018, we had short-term amounts due from Alipay of RMB718.4 million (US$104.5 million), as compared to short-term amounts due from Alipay of RMB549.8 million as of December 31, 2017. These represent amounts deposited in our Alipay accounts, and are unrestricted as to withdrawal and use and readily available to us on demand.

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

In November 2017, Beijing Happy Time, our consolidated VIE, entered into a credit agreement with Guotou Taikang Trust Co., Ltd., or Guotou Taikang. Pursuant to such agreement, Beijing Happy Time drew down RMB195.0 million (US$30.0 million) in December 2017. The loan has a fixed interest rate of 5.7% per annum and a term of one year. As collateral for such loan, our subsidiary Qufengqi (HK) Limited has deposited US$30.0 million in a bank account designated by Guotou Taikang. We receive interest on such deposit at a rate of 2.7% per annum. We fully repaid such borrowings by the end of 2018.

In February 2018, Beijing Happy Time, our consolidated VIE, entered into a credit agreement with Xiamen International Bank Co., Ltd., or Xiamen International Bank. Pursuant to such agreement, Beijing Happy Time has been granted a credit limit of up to RMB300.0 million (US$46.1 million). Beijing Happy Time drew down RMB300.0 million (US$46.1 million) in March 2018. The borrowings have a fixed interest rate of 4.18% per annum. As collateral for such borrowings, our subsidiary Qufengqi (HK) Limited has deposited US$50.0 million in a bank account designated by Xiamen International Bank. We receive interest on such deposit at a rate of 0.08% per annum. We fully repaid such borrowings by end of 2018.

In January, February and March 2019, Xiamen Qudian, our consolidated VIE, entered into three term loans with China Construction Bank with an aggregate amount of RMB295.0 million (US$42.9 million). Each term loan has a fixed interest rate of 3.915% per annum and a term of 12 months. As a collateral for such borrowings, our subsidiary Qufengqi (HK) Limited has deposited US$50.2 million in a bank account designated by China Construction Bank. We receive interest on such deposits at rates ranging from 3.28% to 3.41% per annum.

The following table sets forth our total assets, total liabilities and total net assets as of the dates indicated.

	As of December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Total assets	7,117,599	19,380,416	16,253,375	2,363,955
Total liabilities	4,604,010	9,840,049	5,432,762	790,162
Total net assets(1)	2,513,589	9,540,367	10,820,613	1,573,793

(1)	Defined as total assets minus total liabilities.

Our total net assets increased from RMB2,513.6 million as of December 31, 2016 to RMB9,540 million as of December 31, 2017. The increase was primarily due to (i) proceeds from issuance of ordinary shares of RMB5,339.5 million and (ii) net income of RMB2,164.5 million in 2017. Our total net assets further increased from RMB9,540 million as of December 31, 2017 to RMB10,820.6 million (US$1,573.8 million) as of December 31, 2018, primarily as a result of (i) repurchases of Class A ordinary shares of RMB1,410.2 million under the Share Repurchase Program and (ii) net income of RMB2,491.3 million in 2018.

The table below sets forth certain balance sheet items related to cash and merchandise credit products. The increase in such line items since December 31, 2016 is in line with our business growth.

	As of December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Short-term loan principal and financing service fee receivables	4,826,791	8,758,545	8,417,821	1,224,321
Long-term loan principal and financing service fee receivables	87,822	—	665,653	96,815
Short-term borrowings and interest payables	4,183,231	7,979,415	3,860,441	561,478
Long-term borrowings and interest payables	76,052	510,024	413,400	60,127

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

The following table sets forth a summary of our cash flows for the periods presented:

	Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash (used in)/provided by operating activities	794,063	2,797,809	3,332,319	484,666
Net cash used in investing activities	(3,598,137)	(4,422,319)	(2,790,734)	(405,895)
Net cash provided by/(used in) financing activities	3,379,730	10,001,639	(6,727,839)	(978,524)
Cash and cash equivalents , and restricted cash at beginning of period	210,114	785,770	9,084,952	1,321,351
Cash and cash equivalents, and restricted cash at end of period	785,770	9,084,952	2,841,015	413,208

Operating Activities

Net cash provided by operating activities was RMB3,332.3 million (US$484.7 million) in 2018, primarily due to net income of RMB2,491.3 million (US$362.3 million), adjusted for (i) provision for receivables of RMB1,178.7 million (US$171.4 million), (ii) share-based compensation expenses of RMB58.0 million (US$8.4 million), (iii) share of loss from equity method investment of RMB11.3 million (US$1.6 million), and (iv) changes in working capital. Adjustment for changes in working capital primarily consisted of (i) a decrease in financing service fee receivables of RMB112.1 million (US$16.3 million), which was primarily due to the decrease in amount of transactions we facilitated, (ii) an increase in guarantee liabilities of RMB255.6 million (US37.2 million), which was primarily due to an increase in the amount of off-balance sheet transactions facilitated and (iii) an increase in other current and non-current liabilities of RMB262.7 million (US$38.2 million), which was primarily due to (i) an increase in tax payable of RMB127.0 million (US$18.5 million), (ii) an increase in accrued payroll of RMB10.4 million (US$1.5 million) and (iii) an increase in payable to external service providers of RMB7.3 million (US$1.1 million), which was partially offset by (i) an increase in contract assets of RMB800.0 million (US$116.4 million), (ii) a decrease in interest payables of RMB62.5 million (US$9.1 million), which was primarily due to a decrease in borrowings from institutional funding partners, (iii) an increase in deferred tax assets of RMB128.0 million (US$18.6 million) and (iv) an increase in other current and non-current assets of RMB137.1 million (US$20.0 million), which was primarily due to (i) an increase in inventory of RMB128.0 million (US$18.6 million) and (ii) an increase in receivables from service providers of RMB108.1 million (US$15.7 million), which was partially offset by a decrease in prepayments for vehicles of RMB110.1 million (US$16.0 million),

Net cash provided by operating activities was RMB2,797.8 million in 2017, primarily due to net income of RMB2,164.5 million, adjusted for (i) provision for receivables of RMB605.2 million, (ii) share-based compensation expenses of RMB64.1 million, (iii) share of loss from equity method investment of RMB20.7 million, and (iv) changes in working capital. Adjustment for changes in working capital primarily consisted of (i) an increase in interest payables of RMB121.4 million, which was primarily due to an increase in borrowings from institutional funding partners, (ii) an increase in guarantee liabilities of RMB165.6 million, which was primarily due to an increase in the amount of off-balance sheet transactions facilitated and (iii) an increase in other current and non-current liabilities of RMB144.7 million, which was primarily due to (i) an increase in tax payable of RMB107.8 million, (ii) an increase in accrued payroll of RMB65.6 million and (iii) a decrease in payable to external service providers of RMB28.8 million, which was partially offset by (i) an increase in financing service fee receivables of RMB79.0 million, which was primarily due to the increase in amount of transactions we facilitated, (ii) an increase in deferred tax assets of RMB97.7 million and (iii) an increase in other current and non-current assets of RMB308.8 million, which was primarily due to (i) an increase in prepayments for cars of RMB141.1 million, (ii) an increase in prepayments for land use right and prepaid expenses of RMB59.8 million and (iii) an increase in guarantee deposits of RMB72.5 million.

Net cash provided by operating activities was RMB794.1 million in 2016, primarily due to net income of RMB576.7 million, adjusted for (i) provision for receivables of RMB132.2 million, (ii) share-based compensation expense of RMB22.1 million, (iii) amortization of deferred origination costs of RMB24.6 million, and (iv) changes in working capital. Adjustments for changes in working capital primarily consisted of an increase in other current and non-current liabilities of RMB264.4 million, which was primarily the result of (i) an increase in other tax payables of RMB79.6 million and (ii) an increase in payable to suppliers of RMB59.0 million, which was primarily due to better credit terms offered by merchandise suppliers as a result of our increasing bargaining power, which was partially offset by (i) an increase in financing service fee receivables of RMB48.5 million, which was primarily due to the increase in amount of transactions we facilitated and (ii) an increase in other current and non-current assets of RMB39.0 million, which primarily consisted of guarantee deposits held by our institutional funding partners.

Investing Activities

Net cash used in investing activities was RMB2,790.7 million (US$405.9 million) in 2018, which was attributable to (i) RMB37,036.4 million (US$5,386.7 million) in payments to originate loan principal, and (ii) RMB1,322.0 million (US$193.7 million) in purchases of current assets held for lease, and (iii) RMB1,352.6 million (US$196.7 million) in purchases of short-term investments, which was partially offset by (i) RMB35,184.8 million (US$5,117.4 million) in proceeds from collection of loan principal and (ii) proceeds from redemption of short-term investments of RMB1,652.6 million (US$240.4 million).

Net cash used in investing activities was RMB4,422.3 million in 2017, which was attributable to (i) RMB78,473.7 million in payments to originate loan principal, and (ii) RMB1,155.2 million in purchases of short-term investments, which was partially offset by (i) RMB73,958.7 million in proceeds from collection of loan principal and (ii) proceeds from redemption of short-term investments of RMB1,285.4 million.

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

Financing Activities

Net cash provided by financing activities was RMB6,727.8 million (US$978.5 million) in 2018, which was primarily attributable to (i) repayments of borrowings of RMB8,025.9 million (US$1,167.3 million), (ii) repurchase of ordinary shares of RMB1,410.2 million (US$205.1 million), which was partially offset by (i) proceeds from borrowings of RMB2,644.7 million (US$384.7 million).

Net cash provided by financing activities was RMB10,001.6 million in 2017, which was primarily attributable to (i) proceeds from issuance of ordinary shares of RMB5,339.5 million, which was related to our initial public offering, (ii) proceeds from borrowings of RMB15,989.9 million, representing remittance of funds from institutional funding partners to us, and (iii) proceeds from related parties of RMB850.5 million, primarily representing financing from Guosheng Financing Holding Inc. in connection with its investment in one of our trusts, partially offset by (i) repayment of borrowings of RMB11,825.4 million, representing repayment to the institutional funding partners, (ii) repurchase of ordinary shares of RMB421.2 million, (iii) payment of guarantee deposits to institutional funding partners of RMB161.1 million  and (iv) refund of guarantee deposits from institutional funding partners of RMB286.7 million.

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

Capital Expenditures

We made capital expenditures of RMB4.6 million, RMB11.3 million and RMB140.4 million (US$20.4 million) in 2016, 2017 and 2018, respectively. In these periods, our capital expenditures were mainly used for purchases of equipment and intangible assets, land use rights and leasehold improvements. We will continue to make capital expenditures to meet the expected growth of our business.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2018 that are reasonably likely to have a material effect on our total net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off - Balance Sheet Arrangements

Since September 2016, we have entered into several arrangements with financial institutions that provides funding directly to borrowers for transactions that we facilitate. Since April 2018, we have also entered into vehicle sales with guarantee arrangements with financial institutions that provides funding directly to car buyers. As of December 31, 2018, guarantee liabilities related to such arrangement were RMB302.6 million (US$44.0 million). As of December 31, 2018, the maximum potential undiscounted future payment we would be required to make was RMB10,703.0 million (US$1,557.0 million). See “Item 5. Operating and Financial Review and Prospects ⸻ A. Operating Results.”

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our operating lease commitments and long-term borrowings and interest payable as of December 31, 2018.

	Payment due by period
	Total		Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	RMB	US$	RMB
	(in thousands)
Operating lease commitments	65,436	9,517	29,505	31,604	4,327	—
Long-term borrowings and interest payable	485,782	70,654	36,560	449,222	—	—

Operating lease obligations represent leasing arrangements relating to the lease of our office premises.

Our capital commitments relate primarily to commitments in connection with our plan to build an office building and innovation center. Total capital commitments contracted but not yet reflected in the financial statements amounted to RMB99.5 million (US$14.5 million) as of December 31, 2018. All of the commitments relating to the construction will be settled in installments.

Our investment commitment relates to our equity method investee Ganzhou QuCampus Technology Co., Ltd (“Ganzhou QuCampus”). On October 17, 2016, we made a commitment to invest RMB190.0 million in cash for 45.9% of the equity interest in Ganzhou QuCampus which mainly operates computer services, advisory, and online merchandise services. As of December 31, 2018, we contributed RMB70.0 million (US$10.2 million) in Ganzhou QuCampus and held a 45.9% equity interest in Ganzhou QuCampus.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of December 31, 2018.

Name	Age	Position/Title
Min Luo	35	Chairman and Chief Executive Officer
Lianzhu Lv	34	Director and Head of User Experience Department
Shengwen Rong	50	Independent Director
Yifan Li	51	Independent Director
Rocky Ta-Chen Lee	45	Independent Director
Carl Yeung	39	Chief Financial Officer

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

Mr. Shengwen Rong has served as our independent director since August 2018. From February 2017 to September 2018, Mr. Rong served as senior vice president and then Chief Financial Officer of Yixia Technology Co., Ltd. Prior to that, Mr. Rong served as the Chief Financial Officer at Quixey, Inc. from 2015 to 2016, the Chief Financial Officer at UCWeb from 2012 to 2014, and the Chief Financial Officer at Country Style Cooking Restaurant Chain Co., Ltd., an NYSE-listed company, from 2010 to 2012. Currently Mr. Rong serves as an independent director and audit committee chair of X Financial (NYSE: XYF). Mr. Rong received a bachelor’s degree in international finance from Renmin University, a master’s degree in accounting from West Virginia University and an MBA degree from University of Chicago Booth School of Business.

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

The business address for all of our executive officers and directors is Tower A, AVIC Zijin Plaza, Siming District, Xiamen, Fujian Province 361000, the People’s Republic of China.

B.	Compensation

In 2018, we and our subsidiaries and consolidated VIEs paid aggregate cash compensation of approximately RMB6.9 million (US$1.0 million) to our directors and executive officers as a group. We did not pay any other cash compensation or benefits in kind to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and consolidated VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.

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

Granted Options

In December 2016, we granted 15,299,019 options to purchase our ordinary shares to certain of our employees and a third-party consultant. As of December 31, 2016, 5,850,808 options were fully vested, and 9,448,211 options were subject to the applicable vesting schedules. In May 2017, we granted 494,904 options to purchase our ordinary shares to certain of our employees, and such options were subject to the applicable vesting schedules. In August 2017, our board of directors approved the grant of 200,000 options to purchase our ordinary shares to our independent director appointees and certain of our employees, and such options were subject to the applicable vesting schedules. On March 12, 2018, the Company granted 998,000 options under the 2016 Plan. On October 1, 2018, the Company granted 20,000 options under the 2016 Plan. On November 30, 2018, we granted 10,000 options under the 2016 Plan to one independent non-executive director. On December 20, 2018, the Company granted 2,608,000 options under the 2016 Plan. 25% of the options will vest upon each subsequent anniversary of the engagement date. Certain options previously granted were subsequently cancelled.

The table below summarizes, as of the date of this annual report, the options we have granted to our directors and executive officers.

Name	Position	Ordinary Shares Underlying Options Awarded	Option Exercise Price	Grant Date	Option Expiration Date
Lianzhu Lv	Director	5,695,219	US$ 0.0	December 30, 2016	December 8, 2026
		500,000	US$ 0.0	December 20, 2018	December 20, 2028
Yifan Li	Independent director	*	US$ 0.0	October 17, 2017	December 8, 2026
Rocky Ta-Chen Lee	Independent director	*	US$ 0.0	October 17, 2017	December 8, 2026
Shengwen Rong	Independent director	*	US$ 0.0	November 30, 2018	November 30, 2028
Carl Yeung	CFO	*	US$ 0.0	December 9, 2016	December 8, 2026
		*	US$ 0.0	March 12, 2018	March 12, 2028
		*	US$ 0.0	December 20, 2018	December 20, 2028

*	Less than 1% of our outstanding shares, assuming conversion of our preferred shares into ordinary shares.

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

In April 2017, we directly issued 13,865,219 ordinary shares pursuant to our 2016 Equity Incentive Plan to Ark Trust in its capacity as trustee of the Equity Incentive Trust. As of March 31, 2019, 750,000 of such ordinary shares are underlying shares of unvested options, and such shares are deemed not outstanding. The trust deed provides that Ark Trust shall not exercise the voting rights attached to such ordinary shares unless otherwise directed by the plan administrator, which is our board of directors as of the date of this annual report, or its authorized representative.

C.	Board Practices

Our board of directors consists of five directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract or any proposed contract or arrangement in which he is interested, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, provided (a) such director has declared the nature of his interest at the meeting of the board at which the question of entering into the contract or arrangement is first considered if he knows his interest then exists, or in any other case at the first meeting of the board after he knows he is or has become so interested, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Yifan Li, Rocky Ta-Chen Lee, and Shengwen Rong. Yifan Li is the chairperson of our audit committee. Yifan Li satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Each of Yifan Li, Rocky Ta-Chen Lee, and Shengwen Rong satisfies the requirements for an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual and will meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act. Our audit committee will consist solely of independent directors within one year of our initial public offering.

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

Compensation Committee

Our compensation committee consists of Yifan Li, Rocky Ta-Chen Lee, and Shengwen Rong. Yifan Li is the chairperson of our compensation committee. Each of Yifan Li, Rocky Ta-Chen Lee, and Shengwen Rong satisfies the requirements for an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual.

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

The functions and powers of our board of directors include, among others:

•	conducting and managing the business of our company;
•	representing our company in contracts and deals;
•	appointing attorneys for our company;
•	selecting senior management such as managing directors and executive directors;
•	providing employee benefits and pension;
•	managing our company’s finance and bank accounts;
•	exercising the borrowing powers of our company and mortgaging the property of our company; and
•	exercising any other powers conferred by the shareholders meetings or under our second amended and restated memorandum and articles of association.

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

As of December 31, 2018, we had a total of 1,154 employees. The following table sets forth the breakdown of our employees as of December 31, 2018 by function:

Function	Number of Employees	% of Total
Dabai Auto(1)	184	15.9
Risk management(2)	177	15.3
Technology and product development	169	14.7
User services	68	5.9
Finance	98	8.5
Operation management	73	6.3
General administrative and others	123	10.7
New businesses	103	8.9
Sales and marketing(3)	159	13.8
Total	1,154	100.0

(1)

As of December 31, 2018, our Dabai Auto team engaged in various tasks related to the launch of the new business. The team will be categorized into specific functions as the business matures, including other new business initiatives and corporate functions.

(2)

The size of our risk management team decreased from 333 as of December 31, 2017 to 177 as of December 31, 2018. The decrease was primarily due to the reduction of staff related to the Dabai Auto business and increase in efficiency of our risk management systems.

(3)

The size of our sales and marketing team increased from seven as of December 31, 2017 to 159 as of December 31, 2018. The increase was primarily due to increase in staff related to our core consumer finance business.

As of December 31, 2018, a majority of our employees were based in Xiamen in Fujian Province and Fuzhou in Jiangxi Province. The remainders of our employees were based in various other locations across China.

The number of our employees decreased from 1,614 as of December 31, 2017 to 1,154 as of December 31, 2018 in response to the scale back of our Dabai Auto business.

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

The total number of ordinary shares outstanding as of March 31, 2019 was 297,368,195, comprising 233,877,023 Class A ordinary shares and 63,491,172 Class B ordinary shares, excluding (i) ordinary shares represented by the ADSs repurchased by the Company; (ii) ordinary shares underlying unvested options that are issued but deemed to be not outstanding and held by Ark Trust in its capacity as trustee of the Equity Incentive Trust or Deutsche Bank Trust Company Americas in its capacity as the depositary bank, (iii) ordinary shares issuable upon the exercise of outstanding share options and (iv) ordinary shares reserved for future issuance under our share incentive plans:

	Ordinary Shares Beneficially Owned
	Class A ordinary shares	Class B ordinary shares	Percentage of total ordinary shares on an as- converted basis	Percentage of aggregate voting power**
Directors and Executive Officers:
Min Luo(1)	—	63,491,172	21.4	73.1
Lianzhu Lv(2)	4,155,219	—	1.4	0.5
Shengwen Rong	—	—	—	—
Yifan Li	*	—	*	*
Rocky Ta-Chen Lee	*	—	*	*
Carl Yeung	*	—	*	*
Directors and Executive Officers as a Group	4,482,719	63,491,172	22.9	73.6
Principal Shareholders
Qufenqi Holding Limited	—	63,491,172	21.4	73.1
Phoenix Entities(3)	35,666,906	—	12.0	4.1
Kunlun Group Limited(4)	19,335,399	—	6.5	2.2
API (Hong Kong) Investment Limited(5)	37,720,709	—	12.7	4.3
Zhu Entities(6)	20,379,351	—	6.9	2.3

*	Beneficially owns less than 1% of our outstanding shares.
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

(2)	Mr. Lianzhu Lv was granted 6,195,219 share options under the 2016 Equity Incentive Plan, of which 5,695,219 share options have vested as of the date of the annual report.
(3)

Represents (i) 22,367,426 Class A ordinary shares held by Phoenix Auspicious FinTech Investment L.P. and (ii) 13,299,480 Class A ordinary shares held by Guosheng (Hong Kong) Investment Limited (formerly known as Wa Sung Investment Limited). Information regarding beneficial ownership is reported as of December 31, 2018, based on the information contained in the Schedule 13G/A filed by Phoenix Entities on February 14, 2019. Phoenix Auspicious FinTech Investment L.P. is a limited partnership organized under the laws of the Cayman Islands. The general partner of Phoenix Auspicious FinTech Investment L.P. is Phoenix Wealth (Cayman) Asset Management Limited, an exempted company incorporated under the laws of the Cayman Islands with limited liability, which is controlled by Mr. Li Du. The registered address of Phoenix Auspicious FinTech Investment L.P. is P.O. Box 2075, #31 The Strand, 46 Canal Point Drive, Grand Cayman KY1-1105, Cayman Islands. Wa Sung Investment Limited is a limited liability company incorporated under the laws of Hong Kong and a subsidiary of Guosheng Financial Holding Inc., or Guosheng, a public company listed on the Shenzhen Stock Exchange. Based on Guosheng’s public filings, Mr. Li Du has control over Guosheng as of the date of this annual report. The registered address of Wa Sung Investment Limited is Unit 606, 6th Floor, Alliance Building, 133 Connaught Road Central, Hong Kong.

(4)

Represents 19,335,399 Class A ordinary shares held by Kunlun Group Limited, a limited liability company Kunlun, a public company listed on the Shenzhen Stock Exchange, as of March 31, 2019. The registered address of Kunlun Group Limited is Unit 204, 2/F, Malaysia Building, 50 Gloucester Road, Wanchai, Hong Kong.

(5)

Represents 37,720,709 Class A ordinary shares held by API (Hong Kong) Investment Limited, a limited liability company incorporated under the laws of Hong Kong. API (Hong Kong) Investment Limited is wholly owned by Ant Financial. Information regarding beneficial ownership is reported as of December 31, 2017, based on the information contained in the Schedule 13G filed by Ant Small and Micro Financial Services Group Co., Ltd., Shanghai Yunju Venture Capital Co., Ltd. and API (Hong Kong) Investment Limited on February 9, 2018. The registered address of API (Hong Kong) Investment Limited is 26/F, Tower One, Times Square, 1 Matheson ST, Causeway Bay, Hong Kong.

(6)

Represents (i) 18,449,253 Class A ordinary shares held by Ever Bliss Fund, L.P., (ii) 1,930,098 Class A ordinary shares held by Joyful Bliss Limited. Information regarding beneficial ownership is reported as of December 31, 2017, based on the information contained in the Schedule 13G filed by Zhu Entities on February 13, 2018. Ever Bliss Fund, L.P. is a limited partnership organized under the laws of the Cayman Islands with its registered office at the Office of Sertus Incorporations (Cayman) Limited, Sertus Chambers, Governors Square, Suite # 5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KY1-1104, Cayman Islands. Joyful Bliss Limited is a limited liability company incorporated under the laws of Hong Kong with its registered office at RM 1501, 15/F SPA CTR 53-55, Lockhart Rd Wanchai, Hong Kong. Each of Ever Bliss Fund, L.P. and Joyful Bliss Limited is ultimately controlled by Mr. Tianyu Zhu.

Source Code Accelerate L.P., which used to hold approximately 13.7% of our total ordinary shares as of March 31, 2018, has ceased to be a major shareholder of our company and held no equity interest in our company as of December 31, 2018, according to a Schedule 13G it filed on February 13, 2019.

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

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B.	Related Party Transactions

Transactions and Agreements with Ant Financial and Its Related Parties

We have been collaborating with Ant Financial, one of our principal shareholders, in multiple areas of our business. Ant Financial ceased to be a related party since December 8, 2018.

We incurred RMB41.2 million, RMB114.2 million and RMB58.8 million (US$8.6 million) of payment processing and settlement fees to Alipay in 2016, 2017 and the period from January 1, 2018 to December 8, 2018, respectively.

We incurred RMB6.2 million and RMB21.4 million and RMB9.3 million (US$1.3 million) of fees related to credit analysis information provided by Zhima Credit in 2016, 2017 and the period from January 1, 2018 to December 8, 2018, respectively.

We incurred RMB36.1 million, RMB16.0 million and nil of borrower engagement fees to Zhima Credit in 2016, 2017 and 2018, respectively. We incurred RMB222.1 million and RMB32.5 million (US$4.7 million) of borrower engagement fees to Alipay in 2017 and the period from January 1, 2018 to December 8, 2018, respectively.

We incurred RMB23.2 million and RMB30.3 million (US$4.4 million) of fees related to cloud computing services provided by Alibaba Cloud Computing Co., Ltd. in 2017 and the period from January 1, 2018 to December 8, 2018, respectively. No such fees were incurred in 2016.

Amounts due from Alipay were RMB404.6 million and RMB549.8 million as of December 31, 2016 and 2017, respectively. These are amounts deposited in our Alipay accounts and are unrestricted as to withdrawal and use and readily available to us on demand. We use our Alipay accounts to disburse credit to and collect repayments from borrowers.

Amounts due to Zhima Credit were RMB19.6 million and RMB3.1 million as of December 31, 2016 and 2017, respectively. Such amounts represent fees related to credit analysis information and borrower engagement fees payable to Zhima Credit.

In August 2018, our agreement with Ant Financial relating to user engagement through Alipay’s dedicated channel for online third-party service providers expired and both parties have decided not to renew the agreement.

Transactions with Mr. Min Luo

As of December 31, 2015, we had amount due to Mr. Min Luo of RMB145.5 million. Such amount represented non-interest bearing financing that Beijing Happy Time received from Mr. Min Luo. Amount due to Mr. Min Luo was settled in 2016.

Transactions with Guosheng

Guosheng Financial Holding Inc. and Guosheng Securities Asset Management Co., Ltd. were controlled by director before August 24, 2018. These entities invested in our trusts, and such investments were recognized as borrowings by us.

We incurred nil, RMB56.7 million and RMB42.9 million (US$6.2 million) of interest expenses to Guosheng Financial Holding Inc. in 2016, 2017 and the period from January 1, 2018 to August 24, 2018, respectively.

We incurred nil, RMB2.3 million and RMB5.2 million (US$0.8 million) of interest expenses to Guosheng Securities Asset Management Co., Ltd. in 2016, 2017 and the period from January 1, 2018 to August 24, 2018, respectively.

Transactions with Certain Other Members of Our Key Management and Their Immediate Families

Besides our transactions with Mr. Min Luo and Guosheng, we have engaged in transactions with certain other members of our key management and their immediate families, none of whom are our executive officers or directors.

As of December 31, 2016, 2017 and 2018, we had amounts due from our key management and their immediate families of RMB1.3 million, RMB1.0 million and nil, respectively. Such amounts represented (i) principal and financing service fee receivables from certain of our key management and their immediate families who utilized our credit products and (ii) advances to certain of our key management in connection with our daily operations, such as use by the relevant employees to purchase domain names that were subsequently transferred to us.

Transactions with the Former Holdings Companies of Beijing Happy Time

As of December 31, 2015, we had amounts due to Qufenqi Inc., a former holding company of Beijing Happy Time, and Qufenqi (HK) Limited, a former holding company of Ganzhou Qufenqi, of RMB368.3 million and RMB1,092.3 million, respectively. Such amounts have been substantially settled. As of December 31, 2016, 2017 and 2018, we had amounts due to Qufenqi Inc. of RMB0.9 million, RMB0.9 million and nil, respectively, which was interest free and payable on demand.

As of December 31, 2016, we had amounts due from Qufenqi Inc. of RMB180.0 million. Such amounts primarily consisted of a financing commitment from a shareholder to acquire equity interests in Qufenqi Inc., which has not been consummated. We have substantially settled such amounts in April 2017.

Contractual Arrangements with Our VIEs and Their Shareholders

PRC laws and regulations currently restrict foreign ownership and foreign investment in VATS in China. As a result, we operate our relevant business through contractual arrangements among Ganzhou Qufenqi, our wholly-owned PRC subsidiary, Beijing Happy Time, our consolidated VIE, and the shareholders of Beijing Happy Time. We established four new consolidated VIEs, Ganzhou Qudian, Hunan Qudian and Xiamen Qudianin 2017 and Xiamen Weipujia in 2018. Ganzhou Qufenqi has entered into a series of contractual arrangements with each new consolidated VIE and its shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company — B. Business Overview — Overview — Our Contractual Arrangements with Consolidated VIEs and Their Shareholders.”

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

On March 16, 2018, the Court entered an order consolidating the Federal Actions under master caption In re Qudian Inc. Securities Litigation, Master File No. 1:17-cv-09741-RA (S.D.N.Y.) and appointing lead plaintiffs and lead counsel for the consolidated case. On May 18, 2018, Plaintiffs filed a Consolidated Amended Complaint, and, on July 27, 2018, Plaintiffs filed a Second Amended Complaint. On October 12, 2018, we filed a motion to dismiss the Second Amended Complaint for failure to state a claim under the federal securities laws. On December 7, 2018, Plaintiffs filed an opposition to the motion to dismiss, along with a motion to strike certain material in the motion to dismiss, and, on January 11, 2019, we filed a reply in support of the motion to dismiss and an opposition to the motion to strike. A hearing date on the pending motions has not yet been set.

We and certain of our directors and officers were also named as defendants in Song v. Qudian Inc. et al., Case No. 18CIV01425 (Cal. Supr. Ct., San Mateo Cty.), a putative securities class action filed in the Superior Court of California, County of San Mateo (the “California Action”). The California Action — purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their purchase of our ADSs pursuant and/or traceable to our IPO — alleges violations of Sections 11, 12(a)(2), and 15 of the United States Securities Act of 1933 in connection with our disclosure of business and regulatory risks. On May 15, 2018, we filed a motion to stay the action in light of, inter alia, the Federal Actions. Plaintiff filed an opposition to the motion to stay on June 8, 2018, and we filed a reply on June 22, 2018. A hearing on the motion to stay was held on September 14, 2018. On December 21, 2018, the court granted our motion to stay.

We and certain of our directors and officers were also named as defendants in two putative securities class actions filed in New York Supreme Court, Panther Partners Inc. v. Qudian Inc., Index No. 651804/2018 (N.Y. Sup. Ct., N.Y. Cty.), and The Morrow Property Trust v. Qudian Inc., Index No. 653047/2018 (N.Y. Sup. Ct., N.Y. Cty.) (collectively, the “New York State Actions”). The New York State Actions — purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their purchase of our ADSs pursuant and/or traceable to our IPO — similarly allege violations of Sections 11, 12(a)(2), and 15 of the United States Securities Act of 1933 in connection with our disclosure of business and regulatory risks. On August 15, 2018, the two putative securities class actions were consolidated by joint stipulation under the master caption In re Qudian Inc. Securities Litigation, Index No. 651804/2018 (N.Y. Sup. Ct., N.Y. Cty.). On June 1, 2018, we filed a motion to dismiss the actions for failure to state a claim or, alternatively, to stay the actions in light of the Federal Actions. On August 24, 2018, Plaintiffs filed an opposition to our motion to dismiss or stay, and we filed a reply on October 5, 2018. A hearing was held on November 8, 2018. On November 14, 2018, the court granted our motion to stay.

For risks and uncertainties relating to the pending cases against us, please see “Item 3. Key Information — D. Risk Factors — Risks Related to Our ADSs — We have been named as a defendant in seven putative shareholder class action lawsuits that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.”

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

B.	Plan of Distribution

Not Applicable.

C.	Markets

See “— A. Offering and Listing Details.”

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the Issue

Not Applicable.

ITEM 10.	ADDITIONAL INFORMATION
A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

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

Pursuant to Section 6 of the Tax Concessions Law (2011 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Cabinet:

(1)	that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciations shall apply to us or our operations; and
(2)

that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on our shares, debentures or other obligations or by way of the withholding in whole or in part of any relevant payment as defined in Section 6(3) of the Tax Concessions Law (2011 Revision).

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

In addition, notwithstanding the forgoing, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a passive foreign investment company (a “PFIC”) in the taxable year in which such dividends are paid or in the preceding taxable year. As discussed below under “— Passive Foreign Investment Company,” we believe that there is a significant risk that we will be classified as a PFIC for 2018, and we may be classified as a PFIC in future taxable years.

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

We consider ourselves as a service provider with the primary business purpose of focusing on our data technology. We aim to facilitate credit to borrowers that are funded by institutional funding partners rather than by using our own capital. As such, fees received from borrowers are recorded as financing income or loan facilitation income and others on our consolidated statements of operations. However, we have historically funded, and may continue to fund, credit drawdowns with our own capital. In such case, the fees received from borrowers may be treated as interest for purposes of the PFIC rules. Given the foregoing and based on the past and projected composition and classification of our income and assets, we believe that there is a significant risk that we will be classified as a PFIC for 2018, and we may be classified as a PFIC in future taxable years. However, there are uncertainties in the application of the PFIC rules to a company with our particular business operations, in particular related to the classification of our income as active or passive. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that our PFIC status may change due to changes in our asset or income composition. The calculation of the value of our assets will also be based, in part, on the quarterly market value of our ADSs, which is subject to change. Therefore, a decrease in the price of our ADSs may also result in our becoming a PFIC. If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares, you will be subject to special tax rules discussed below.

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

The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Our annual report and some of the other information submitted by us to the SEC may be accessed through this web site. Additionally, we will post this annual report on Form 20-F on our website at http://ir.qudian.com.

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

Foreign Exchange Risk

All of our revenues and substantially all of our expenses are denominated in Renminbi. The functional currency of our company, QD Technologies Limited and QD Data Limited is the U.S. dollar. The functional currency of our subsidiary in the PRC, the VIEs and the VIEs’ subsidiaries is the Renminbi. We use Renminbi as our reporting currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the statements of operations. Due to foreign currency translation adjustments, we had a foreign exchange loss, net, of RMB90.8 million (US$13.2 million) in 2018.

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

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, the exchange rate between the Renminbi and the U.S. dollar had been stable and traded within a narrow band. In June 2010, the PRC government indicated that it would make the foreign exchange rate of the Renminbi more flexible, which increases the possibility of sharp fluctuations of the Renminbi’s value in the near future and the unpredictability associated with the Renminbi’s exchange rate. Since then, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. In 2017, however, the RMB appreciated approximately 6.7% against the U.S. dollar; and in 2018, the RMB depreciated approximately 5.7% against the U.S. dollar. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

Inflation

Since inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2016, December 2017 and December 2018 were increases of 1.9%, 1.8% and 1.9%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

Payments by Depositary

As of March 31, 2019, excluding withholding tax, we received US$0.86 million cash payment from Deutsche Bank Trust Company Americas, the depositary bank for our ADR program.

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

As of December 31, 2018, we had used a portion of the net proceeds received from our initial public offering, which consisted of US$300.0 million for capital contribution to fund our Dabai Auto business and US$273.6 million to repurchase our outstanding ADSs, including commission paid to brokers.

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

Our management, under the supervision and with the participation of our principal executive officer and our principal accounting officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, as of December 31, 2018. Based on that evaluation, our principal executive officer and principal accounting officer have concluded that our disclosure controls and procedures are effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the Commission.

Management’s Annual Report on Internal Control over Financial Reporting.

As of the end of the period covered by this annual report, our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15 (e) and 15d-15(e) of the Exchange Act. Based upon this evaluation, our management has concluded that, as of the end of the period covered by this annual report, our existing disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a15(f) under the Exchange Act). Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2018. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that, as of December 31, 2018, our internal control over financial reporting was effective. Our independent registered public accounting firm, Ernst & Young Hua Ming LLP has audited the effectiveness of our internal control over financial reporting as of December 31, 2018, as stated in its report, which appears on page F-4 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

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

	For the Year Ended December 31,
	2017	2018
	(In thousands of RMB)
Audit Fees(1)	10,472	13,000
Tax Fees(2)	520	550
Total	10,992	13,550

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

The policy of our audit committee or our board of directors is to pre-approve all audit and non-audit services provided by our independent public accountant, including audit services, audit-related services and other services as described above. All of the services of Ernst & Young Hua Ming LLP for 2018 and 2017 described above were in accordance with the audit committee pre-approval policy.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth information about our purchases of outstanding ADSs from November 21, 2017 to March 31, 2019:

Period	Total Number of ADSs Purchased	Average Price Paid per ADS(1)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs(2)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Program(2)
November 21, 2017 through November 30, 2017	2,474,836	US$ 14.06	2,474,836	US$265.2 million
December 2017	2,062,279	US$ 13.92	2,062,279	US$236.5 million
January 2018	—	—	—	—
February 2018	—	—	—	—
March 2018	—	—	—	—
April 2018	—	—	—	—
May 2018	—	—	—	—
June 2018	8,958,483	US$ 9.58	8,958,483	US$150.7 million
July 2018	—	—	—	—
August 2018	85,000	US$ 6.00	85,000	US$150.2 million
September 2018	9,781,767	US$ 5.27	9,781,767	US$98.6 million
October 2018	8,358,409	US$ 4.68	8,358,409	US$59.5 million
November 2018	1,702,700	US$ 5.12	1,702,700	US$50.8 million
December 2018	4,351,400	US$ 5.34	4,351,400	US$327.6 million
January 2019	—	—	—	—
February 2019	—	—	—	—
March 2019	—	—	—	—
Total	37,774,874	US$ 7.21	37,774,874	US$327.6 million

(1)	Each of our ADSs represents one Class A ordinary share. The average price per ADS is calculated using the execution price for each repurchase excluding commissions paid to brokers.
(2)

We announced a share repurchase program approved by our board of directors in November 2017, under which we may repurchase up to US$300 million worth of our outstanding ADSs over a period of twelve months. We further announced a share repurchase program in December 2018, under which we may repurchase up to US$300 million worth of our outstanding ADSs over a period of twelve months, in addition to any further repurchases that may be made under the program announced in November 2017. The repurchases have been, and will be, through various means, including open market transactions, privately negotiated transactions, tender offers or any combination thereof. The repurchases have been, and will be, effected in compliance with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, and our insider trading policy. The number of ADSs repurchased and the timing of repurchases will depend on a number of factors, including, but not limited to, price, trading volume and general market conditions.

On April 12, 2019, we entered into a share purchase agreement with one of our shareholders, Kunlun Group Limited, or Kunlun. Pursuant to this agreement, we will purchase all 18,173,885 of our Class A ordinary shares currently held by Kunlun at a price of US$5.678 per share, or an aggregate consideration of US$103.2 million.

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

Under the New York Stock Exchange Listed Company Manual, or the NYSE Manual, U.S. domestic listed companies are required to have a compensation committee and a nominating/corporate governance committee, each composed entirely of independent directors, which are not required under the Companies Law (2018 Revision) of the Cayman Islands, our home country. Currently, our nominating and corporate governance committee is composed of three members, only two of whom are independent directors. The NYSE Manual also requires U.S. domestic listed companies to regularly hold executive sessions for non-management directors, or an executive session that only includes independent directors at least once a year. We are not subject to this requirement under the Cayman Islands law and have decided to follow our home country practice on this matter. In addition, the NYSE Manual requires shareholder approval for certain matters, such as requiring that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions to those plans, which is not required under the Cayman Islands law. We intend to follow the home country practice in determining whether shareholder approval is required.

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
1.1

Second Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.3 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

2.1

Form of American Depositary Receipt evidencing American Depositary Shares (incorporated herein by reference to Exhibit (a) to the registration statement on Form F-6 (File No. 333-220779) filed with the Securities and Exchange Commission on October 3, 2017 with respect to American depositary shares representing our Class A ordinary shares)

2.2

Specimen of Ordinary Share Certificate (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

2.3

Form of Deposit Agreement between the Registrant and Deutsche Bank Trust Company Americas, as depositary (incorporated herein by reference to Exhibit (a) to the registration statement on Form F-6 (File No. 333-220779) filed with the Securities and Exchange Commission on October 3, 2017 with respect to American depositary shares representing our Class A ordinary shares)

4.1

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.2

Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.3

Qudian Inc. 2016 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.4

Amendment No. 1 to Qudian Inc. 2016 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.5

Amendment No. 2 to Qudian Inc. 2016 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.6

English Translation of Equity Interest Pledge Agreement concerning Beijing Happy Time, among Ganzhou Qufenqi, Mr. Min Luo, Tianjin Happy Share, Shanghai Yunxin Venture Capital Co., Ltd., Phoenix Auspicious Internet Investment L.P., Tianjin Blue Run Xinhe Investment Center L.P., Jiaxing Blue Run Quchuan Investment L.P., Ningbo Yuanfeng Venture Capital L.P., Shenzhen Guosheng Qianhai Investment Co., Ltd., Beijing Kunlun Tech Co., Ltd. and Beijing Happy Time, dated December 9, 2016 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.7

English translation of Power of Attorney Agreement concerning Beijing Happy Time, between Ganzhou Qufenqi and Tianjin Happy Share, dated December 9, 2016 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.8

English translation of Power of Attorney Agreement concerning Beijing Happy Time, between Ganzhou Qufenqi and Shanghai Yunxin Venture Capital Co., Ltd., dated December 9, 2016 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.9

English translation of Power of Attorney Agreement concerning Beijing Happy Time, between Ganzhou Qufenqi and Phoenix Auspicious Internet Investment L.P., dated December 9, 2016 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.10

English translation of Power of Attorney Agreement concerning Beijing Happy Time, between Ganzhou Qufenqi and Tianjin Blue Run Xinhe Investment Center L.P., dated December 9, 2016 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.11

English translation of Power of Attorney Agreement concerning Beijing Happy Time, between Ganzhou Qufenqi and Jiaxing Blue Run Quchuan Investment L.P., dated December 9, 2016 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.12

English translation of Power of Attorney Agreement concerning Beijing Happy Time, between Ganzhou Qufenqi and Ningbo Yuanfeng Venture Capital L.P., dated December 9, 2016 (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.13

English translation of Power of Attorney Agreement concerning Beijing Happy Time, between Ganzhou Qufenqi and Shenzhen Guosheng Qianhai Investment Co., Ltd., dated December 9, 2016 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.14

English translation of Power of Attorney Agreement concerning Beijing Happy Time, between Ganzhou Qufenqi and Beijing Kunlun Tech Co., Ltd., dated December 9, 2016 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.15

English translation of Power of Attorney Agreement concerning Beijing Happy Time, between Ganzhou Qufenqi and Mr. Min Luo, dated December 9, 2016 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.16

English translation of Exclusive Business Cooperation Agreement among Ganzhou Qufenqi, Beijing Happy Time, Ganzhou Network, Ganzhou Happy Fenqi and Fuzhou Happy Time Technology Co., Ltd., dated December 9, 2016 (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.17

English translation of Exclusive Call Option Agreement concerning Beijing Happy Time, among Ganzhou Qufenqi, Mr. Min Luo, Tianjin Happy Share, Shanghai Yunxin Venture Capital Co., Ltd., Phoenix Auspicious Internet Investment L.P., Tianjin Blue Run Xinhe Investment Center L.P., Jiaxing Blue Run Quchuan Investment L.P., Ningbo Yuanfeng Venture Capital L.P., Shenzhen Guosheng Qianhai Investment Co., Ltd., Beijing Kunlun Tech Co., Ltd. and Beijing Happy Time, dated December 9, 2016 (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.18

Financial Support Undertaking Letter issued by the Registrant to Beijing Happy Time, dated February 15, 2017 (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.19

English translation of Equity Interest Pledge Agreement concerning Ganzhou Qudian, among Ganzhou Qufenqi, Mr. Min Luo, Mr. Lianzhu Lv and Ganzhou Qudian, dated May 1, 2017 (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.20

English translation of Power of Attorney Agreement concerning Ganzhou Qudian, between Mr. Min Luo and Ganzhou Qufenqi, dated May 1, 2017 (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.21

English translation of Power of Attorney Agreement concerning Ganzhou Qudian, between Mr. Lianzhu Lv and Ganzhou Qufenqi, dated May 1, 2017 (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.22

English translation of Exclusive Business Cooperation Agreement between Ganzhou Qufenqi and Ganzhou Qudian, dated May 1, 2017 (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.23

English translation of Exclusive Call Option Agreement concerning Ganzhou Qudian, among Ganzhou Qufenqi, Mr. Min Luo, Mr. Lianzhu Lv and Ganzhou Qudian, dated May 1, 2017 (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.24

Financial Support Undertaking Letter issued by the Registrant to Ganzhou Qudian, dated May 1, 2017 (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.25

English translation of Equity Interest Pledge Agreement concerning Hunan Qudian, among Ganzhou Qufenqi, Mr. Min Luo, Mr. Hongjia He and Hunan Qudian, dated May 1, 2017 (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.26

English translation of Power of Attorney Agreement concerning Hunan Qudian, between Mr. Min Luo and Ganzhou Qufenqi, dated May 1, 2017 (incorporated herein by reference to Exhibit 10.26 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.27

English translation of Power of Attorney Agreement concerning Hunan Qudian, between Mr. Hongjia He and Ganzhou Qufenqi, dated May 1, 2017 (incorporated herein by reference to Exhibit 10.27 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.28

English translation of Exclusive Business Cooperation Agreement between Ganzhou Qufenqi and Hunan Qudian, dated May 1, 2017 (incorporated herein by reference to Exhibit 10.28 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.29

English translation of Exclusive Call Option Agreement concerning Hunan Qudian, among Ganzhou Qufenqi, Mr. Min Luo, Mr. Hongjia He and Hunan Qudian, dated May 1, 2017 (incorporated herein by reference to Exhibit 10.29 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.30

Financial Support Undertaking Letter issued by the Registrant to Hunan Qudian, dated May 1, 2017 (incorporated herein by reference to Exhibit 10.30 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.31

English translation of Online Personal Loan Cooperation Agreement between Ganzhou Microcredit and Chongqing Alibaba Small Loans Co., Ltd., dated March 27, 2017 (incorporated herein by reference to Exhibit 10.31 to amendment No. 1 to the registration statement on Form F-1 (File No. 333-220511), as amended, filed with the Securities and Exchange Commission on September 25, 2017)

4.32

English translation of Amended and Restated Alipay APP Access Agreement among Beijing Happy Time, Ganzhou Microcredit, Fuzhou Microcredit, Ganzhou Network, Xinjiang Qudian Technology Co., Ltd., Xiamen Qudian and Alipay.com Co., Ltd., dated August 30, 2017 (incorporated herein by reference to Exhibit 10.32 to amendment No. 1 to the registration statement on Form F-1 (File No. 333-220511), as amended, filed with the Securities and Exchange Commission on September 25, 2017)

4.33

English translation of Zhima Credit Service Agreement between Ganzhou Network and Zhima Credit Management Co., Ltd., dated June 29, 2016 (incorporated herein by reference to Exhibit 10.33 to amendment No. 1 to the registration statement on Form F-1 (File No. 333-220511), as amended, filed with the Securities and Exchange Commission on September 25, 2017)

4.34

English Translation of Zhima Credit Service Agreement between Beijing Happy Time and Zhima Credit Management Co., Ltd., dated February 29, 2016 (incorporated herein by reference to Exhibit 10.34 to amendment No. 1 to the registration statement on Form F-1 (File No. 333-220511), as amended, filed with the Securities and Exchange Commission on September 25, 2017)

4.35

English Translation to Supplement Agreement to Zhima Credit Service Agreement and other agreements among Beijing Happy Time, Zhima Credit Management Co., Ltd. and Ganzhou Happy Fenqi, dated August 16, 2016 (incorporated herein by reference to Exhibit 10.35 to amendment No. 1 to the registration statement on Form F-1 (File No. 333-220511), as amended, filed with the Securities and Exchange Commission on September 25, 2017)

4.36

English translation of Zhima Credit Service Agreement between Ganzhou Microcredit and Zhima Credit Management Co., Ltd., dated March 20, 2017 (incorporated herein by reference to Exhibit 10.36 to amendment No. 1 to the registration statement on Form F-1 (File No. 333-220511), as amended, filed with the Securities and Exchange Commission on September 25, 2017)

4.37

Trust Deed Constituting Qudian Inc. Equity Incentive Trust, dated December 30, 2016, between Qudian Inc. and Ark Trust (Hong Kong) Limited (incorporated herein by reference to Exhibit 10.37 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.38

English translation of Equity Interest Pledge Agreement concerning Xiamen Qudian, among Ganzhou Qufenqi, Mr. Min Luo and Xiamen Qudian, dated June 20, 2017 (incorporated herein by reference to Exhibit 10.38 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.39

English translation of Power of Attorney Agreement concerning Xiamen Qudian, between Ganzhou Qufenqi and Mr. Min Luo, dated June 20, 2017 (incorporated herein by reference to Exhibit 10.39 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.40

English translation of Exclusive Business Cooperation Agreement between Ganzhou Qufenqi and Xiamen Qudian, dated June 20, 2017 (incorporated herein by reference to Exhibit 10.40 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.41

English translation of Exclusive Call Option Agreement concerning Xiamen Qudian, among Ganzhou Qufenqi, Mr. Min Luo and Xiamen Qudian, dated June 20, 2017 (incorporated herein by reference to Exhibit 10.41 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.42

Financial Support Undertaking Letter issued by the Registrant to Xiamen Qudian, dated June 20, 2017 (incorporated herein by reference to Exhibit 10.42 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.43

Form of Alipay Merchant Service Agreement with Alipay.com Co., Ltd. relating to multiple payments service to Alipay accounts (“Multiple Payments Agreement”) (incorporated herein by reference to Exhibit 10.43 to amendment No. 1 to the registration statement on Form F-1 (File No. 333-220511), as amended, filed with the Securities and Exchange Commission on September 25, 2017)

4.44

Form of Supplemental Agreement to Multiple Payments Agreement (incorporated herein by reference to Exhibit 10.44 to amendment No. 1 to the registration statement on Form F-1 (File No. 333-220511), as amended, filed with the Securities and Exchange Commission on September 25, 2017)

4.45

Form of Alipay Merchant Service Agreement with Alipay.com Co., Ltd. relating to merchant withholding service (“Merchant Withholding Agreement”) (incorporated herein by reference to Exhibit 10.45 to amendment No. 1 to the registration statement on Form F-1 (File No. 333-220511), as amended, filed with the Securities and Exchange Commission on September 25, 2017)

4.46

Form of Supplemental Agreement to Merchant Withholding Agreement (incorporated herein by reference to Exhibit 10.46 to amendment No. 1 to the registration statement on Form F-1 (File No. 333-220511), as amended, filed with the Securities and Exchange Commission on September 25, 2017)

4.47

Form of Alipay Merchant Service Agreement with Alipay.com Co., Ltd. relating to wireless shortcut package service (“Wireless Shortcut Agreement”) (incorporated herein by reference to Exhibit 10.47 to amendment No. 1 to the registration statement on Form F-1 (File No. 333-220511), as amended, filed with the Securities and Exchange Commission on September 25, 2017)

4.48

Form of Supplemental Agreement to Wireless Shortcut Agreement (incorporated herein by reference to Exhibit 10.48 to amendment No. 1 to the registration statement on Form F-1 (File No. 333-220511), as amended, filed with the Securities and Exchange Commission on September 25, 2017)

4.49

Form of Alipay Merchant Service Agreement with Alipay.com Co., Ltd. relating to entrusted payment and collection service (incorporated herein by reference to Exhibit 10.49 to amendment No. 1 to the registration statement on Form F-1 (File No. 333-220511), as amended, filed with the Securities and Exchange Commission on September 25, 2017)

4.50

Collection and Payment Agency Business Cooperation Agreement between Ganzhou Microcredit and Zhejiang E-Commerce Bank Co., Ltd., dated March 7, 2017 (incorporated herein by reference to Exhibit 10.50 to amendment No. 1 to the registration statement on Form F-1 (File No. 333-220511), as amended, filed with the Securities and Exchange Commission on September 25, 2017)

4.51

Collection and Payment Agency Service Agreement between Ganzhou Microcredit and Alipay.com Co., Ltd., dated March 17, 2017 (incorporated herein by reference to Exhibit 10.51 to amendment No. 1 to the registration statement on Form F-1 (File No. 333-220511), as amended, filed with the Securities and Exchange Commission on September 25, 2017)

8.1*	List of Subsidiaries

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Tian Yuan Law Firm
15.2*	Consent of Independent Registered Public Accounting Firm
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QUDIAN INC.

By:	/s/ Min Luo
Name:	Min Luo
Title:	Chairman and Chief Executive Officer

Date: April 15, 2019

Qudian Inc.

Audited Consolidated Financial Statements

31 December 2018

QUDIAN INC.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Qudian Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Qudian Inc. (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 15, 2019 expressed an unqualified opinion thereon.

Adoption of New Accounting Standards

As discussed in Note 2 to the consolidated financial statements, the Company changed its method for recognizing revenue in 2018 and changed its cash and cash equivalents in the statements of cash flows in 2016, 2017 and 2018.

Report of Independent Registered Public Accounting Firm-continued

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

April 15, 2019

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Qudian Inc.

Opinion on Internal Control over Financial Reporting

We have audited Qudian Inc.’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Qudian Inc. (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2018 and 2017, the related consolidated statements of comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2018, and the related notes and our report dated April 15, 2019 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Report of Independent Registered Public Accounting Firm-continued

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young Hua Ming LLP

Shanghai, The People’s Republic of China

April 15, 2019

QUDIAN INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		As of December 31,
	Note	2017	2018
		RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents (including RMB 434,976,983 and RMB 5,896,700 (US$ 857,639) from consolidated trusts as of December 31, 2017 and 2018, respectively)		6,832,306,121	2,501,188,374	363,782,761
Restricted cash	3	2,252,645,588	339,826,542	49,425,721
Short-term investments	4	300,000,000	—	—
Short-term loan principal and financing service fee receivables (net of allowance of RMB 519,254,006 and RMB 569,834,399 (US$ 82,878,976) as of December 31, 2017 and 2018, respectively; including RMB 5,582,178,034 and RMB 2,945,308,734 (US$ 428,377,388) from consolidated trusts as of December 31, 2017 and 2018, respectively)	5	8,758,544,694	8,417,821,413	1,224,321,345
Short-term finance lease receivables (net of allowance of RMB nil and RMB 10,135,319 (US$ 1,474,121) as of December 31, 2017 and 2018, respectively; including unearned revenue of RMB 604,504 and RMB 31,533,522 (US$ 4,586,361) as of December 31, 2017 and 2018, respectively)	6	8,508,487	508,646,618	73,979,582
Short-term contract asset		—	903,436,469	131,399,385
Short-term amounts due from related parties (including RMB 476,431,262 and RMB nil (US$ nil) from consolidated trusts as of December 31, 2017 and 2018, respectively)	17	551,214,823	2,071	301
Other current assets (net of allowance of RMB 11,822,819 and RMB 15,121,668 (US$ 2,199,355); including RMB 83,623,450 and RMB 49,594,689 (US$ 7,213,248) from consolidated trusts as of December 31, 2017 and 2018, respectively)	7	482,350,979	1,818,222,205	264,449,452
Total current assets		19,185,570,692	14,489,143,692	2,107,358,547

The accompanying notes are an integral part of these consolidated financial statements.

QUDIAN INC.

CONSOLIDATED BALANCE SHEETS - continued

AS OF DECEMBER 31, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		As of December 31,
	Note	2017	2018
		RMB	RMB	US$
Non-current assets:
Long-term loan principal and financing service fee receivables (net of allowance of RMB nil and RMB 15,500,802 (US$ 2,254,498) as of December 31, 2017 and 2018, respectively; including RMB nil and RMB 51,541,094 (US$ 7,496,341) from consolidated trusts as of December 31, 2017 and 2018, respectively)	5	—	665,652,830	96,815,189
Long-term finance lease receivables (net of allowance of RMB nil and RMB 18,630,094(US$ 2,709,635) as of December 31, 2017 and 2018, respectively; including unearned revenue of RMB 6,006,018 and RMB 163,062,580 (US$ 23,716,469) as of December 31, 2017 and 2018, respectively)	6	17,899,825	649,242,797	94,428,448
Investment in equity method investee	8	44,518,544	33,199,265	4,828,633
Property and equipment, net		4,613,368	26,224,170	3,814,147
Intangible assets		5,907,842	7,263,548	1,056,439
Land use right		—	106,545,362	15,496,380
Long-term contract asset		—	15,596,885	2,268,473
Deferred tax assets	14	115,460,611	243,412,814	35,402,925
Other non-current assets		6,444,671	17,093,439	2,486,138
Total non-current assets		194,844,861	1,764,231,110	256,596,772
TOTAL ASSETS		19,380,415,553	16,253,374,802	2,363,955,319

The accompanying notes are an integral part of these consolidated financial statements.

QUDIAN INC.

CONSOLIDATED BALANCE SHEETS - continued

AS OF DECEMBER 31, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		As of December 31,
	Note	2017	2018
		RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings and interest payables (including short-term borrowings of the consolidated VIEs without recourse to the Company of RMB 7,979,414,522 and RMB 2,896,543,571 (US$ 421,284,790) as of December 31, 2017 and 2018, respectively)	9	7,979,414,522	3,860,440,575	561,477,794
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Company of RMB 292,946,084 and RMB 347,034,010 (US$ 50,474,003) as of December 31, 2017 and 2018, respectively)	10	315,692,795	507,486,437	73,810,841
Short-term amounts due to related parties (including short-term amounts due to related parties of the consolidated VIEs without recourse to the Company of RMB 815,262,682 and RMB 1,362,740,153 (US$ 198,202,335) as of December 31, 2017 and 2018, respectively)	17	719,563,038	—	—
Guarantee liabilities (including guarantee liabilities of the consolidated VIEs without recourse to the Company of RMB 46,981,325 and RMB 197,387,970 (US$ 28,708,890) as of December 31, 2017 and 2018, respectively)	11	46,981,325	302,604,578	44,012,010
Income tax payable (including income tax payable of the consolidated VIEs without recourse to the Company of RMB 268,797,914 and RMB 241,992,558 (US$ 35,196,358) as of December 31, 2017 and 2018, respectively)		268,373,167	348,829,956	50,735,213
Total current liabilities		9,330,024,847	5,019,361,546	730,035,858

The accompanying notes are an integral part of these consolidated financial statements.

QUDIAN INC.

CONSOLIDATED BALANCE SHEETS - continued

AS OF DECEMBER 31, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		As of December 31,
	Note	2017	2018
		RMB	RMB	US$
Non-current liabilities:
Long-term borrowings and interest payables (including long-term borrowings of the consolidated VIEs without recourse to the Company RMB 510,023,905 and RMB 413,400,000 (US$ 60,126,536) as of December 31, 2017 and 2018, respectively)	9	510,023,905	413,400,000	60,126,536
Total non-current liabilities		510,023,905	413,400,000	60,126,536
Total liabilities		9,840,048,752	5,432,761,546	790,162,394

The accompanying notes are an integral part of these consolidated financial statements.

QUDIAN INC.

CONSOLIDATED BALANCE SHEETS - continued

AS OF DECEMBER 31, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		As of December 31,
	Note	2017	2018
		RMB	RMB	US$
Commitments and contingencies	19
Shareholders’ equity:
Class A Ordinary shares (US$0.0001 par value; 656,508,828 shares authorized, 266,884,398 shares issued and 262,347,283 shares outstanding, as of December 31, 2017; 656,508,828 shares authorized, 243,425,092 shares issued and 232,952,916 shares outstanding, as of December 31, 2018)	20	177,140	161,442	23,481
Class B Ordinary shares (US$0.0001 par value; 63,491,172 shares authorized, 63,491,172 shares issued and outstanding, as of December 31, 2017 and 2018)	20	43,836	43,836	6,376
Treasury shares	21	(421,164,802)	(362,130,324)	(52,669,671)
Additional paid-in capital		7,571,703,230	6,160,445,929	895,999,699
Accumulated other comprehensive loss		(77,947,461)	(44,858,239)	(6,524,361)
Retained earnings		2,467,554,858	5,066,950,612	736,957,401
Total shareholders’ equity		9,540,366,801	10,820,613,256	1,573,792,925
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		19,380,415,553	16,253,374,802	2,363,955,319

The accompanying notes are an integral part of these consolidated financial statements.

QUDIAN INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		For the years ended December 31,
	Note	2016	2017	2018
		RMB	RMB	RMB	US$
Revenues:
Financing income (including related party amounts of RMB 90,539, RMB 4,551 and RMB nil (US$ nil) for the years ended December 31, 2016, 2017 and 2018, respectively)		1,271,455,857	3,642,183,767	3,535,275,780	514,184,536
Sales commission fee		126,693,335	797,167,074	307,492,444	44,722,921
Sales income		—	26,083,472	2,174,788,821	316,309,915
Penalty fees		22,943,166	7,922,387	28,012,630	4,074,268
Loan facilitation income and others		21,753,981	302,009,352	1,646,772,629	239,513,145
Total revenues		1,442,846,339	4,775,366,052	7,692,342,304	1,118,804,785
Cost of revenues:
Cost of goods sold		—	(23,895,186)	(2,003,642,524)	(291,417,719)
Cost of other revenues (including related party amounts of RMB 47,336,686, RMB 221,009,227 and RMB 147,610,831 (US$ 21,469,105) for the years ended December 31, 2016, 2017 and 2018, respectively)	12	(267,862,006)	(856,950,671)	(731,785,772)	(106,433,827)
Total cost of revenues		(267,862,006)	(880,845,857)	(2,735,428,296)	(397,851,546)
Operating expenses:
Sales and marketing (including related party amounts of RMB 36,149,807, RMB 238,114,969 and RMB 32,542,281 (US$ 4,733,078) for the years ended December 31, 2016, 2017 and 2018, respectively)		(182,457,597)	(431,749,549)	(540,550,282)	(78,619,778)
General and administrative		(108,786,166)	(183,673,832)	(255,867,298)	(37,214,353)
Research and development		(52,275,077)	(153,257,564)	(199,560,164)	(29,024,822)
Loss on guarantee liabilities		(860,989)	(150,152,083)	(116,592,666)	(16,957,700)
Provision for receivables		(132,176,545)	(605,163,716)	(1,178,723,206)	(171,438,180)
Total operating expenses		(476,556,374)	(1,523,996,744)	(2,291,293,616)	(333,254,833)
Other operating income		14,646,251	50,702,352	23,747,754	3,453,968
Income from operations		713,074,210	2,421,225,803	2,689,368,146	391,152,374
Interest and investment income, net	13	1,857,328	4,210,903	35,740,334	5,198,216
Foreign exchange loss, net		(9,651,304)	(7,176,838)	(90,771,459)	(13,202,161)
Other income		47,186	2,107,933	15,231,215	2,215,288
Other expenses		(1,834,352)	(362,978)	(521,505)	(75,850)

The accompanying notes are an integral part of these consolidated financial statements.

QUDIAN INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		For the years ended December 31,
	Note	2016	2017	2018
		RMB	RMB	RMB	US$
Net income before income taxes		703,493,068	2,420,004,823	2,649,046,731	385,287,867
Income tax expenses	14	(126,840,450)	(255,546,003)	(157,730,518)	(22,940,952)
Net income		576,652,618	2,164,458,820	2,491,316,213	362,346,915
Net income attributable to
Qudian Inc.’s shareholders		576,652,618	2,164,458,820	2,491,316,213	362,346,915
Earnings per share for Class A and Class B ordinary shares:
Basic	15	7.27	17.13	7.82	1.14
Diluted	15	1.90	7.09	7.74	1.13
Earnings per ADS (1 Class A ordinary share equals 1 ADSs):
Basic	15	—	17.13	7.82	1.14
Diluted	15	—	7.09	7.74	1.13
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	15	79,305,191	126,390,196	318,685,836	318,685,836
Diluted	15	303,778,745	305,221,444	321,955,142	321,955,142
Other comprehensive income/(loss)
Foreign currency translation adjustment		—	(77,947,461)	33,089,222	4,812,628
Total comprehensive income		576,652,618	2,086,511,359	2,524,405,435	367,159,543
Total comprehensive income attributable to
Qudian Inc.’s shareholders		576,652,618	2,086,511,359	2,524,405,435	367,159,543

The accompanying notes are an integral part of these consolidated financial statements.

QUDIAN INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	Class A and B				Accumulated	Retained
	Ordinary shares			Additional	other comprehensive	earnings/	Total
	Number of		Treasury	paid-in	loss/foreign currency	(accumulated	shareholders’
	Shares Outstanding	Amount	shares	capital	translation adjustment	deficit)	equity
		RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2015	79,305,191	—	—	58,324,589	—	(6,633,671,978)	(6,575,347,389)
Capital contribution by shareholders	—	—	—	2,546,172,365	—	—	2,546,172,365
Share-based compensation (Note 18)	—	—	—	22,133,620	—	—	22,133,620
Change in capital contribution	—	54,754	—	(2,546,172,365)	—	2,546,117,611	—
Net income	—	—	—	—	—	576,652,618	576,652,618
Balance at December 31, 2016	79,305,191	54,754	—	80,458,209	—	(3,510,901,749)	(3,430,388,786)
Issuance of ordinary shares
– Initial Public Offering (“IPO”)	35,625,000	23,601	—	5,297,362,243	—	—	5,297,385,844
Canceled Shares	(15,814,019)	(10,895)	—	—	—	—	(10,895)
Conversion of convertible preferred shares to ordinary shares	222,460,486	147,380	—	2,129,833,063	—	3,813,997,787	5,943,978,230
Repurchase of ordinary shares	(4,537,115)	—	(421,164,802)	—	—	—	(421,164,802)
Vesting of share options held by
Share Based Payment Trust	8,798,912	6,136	—	(6,136)	—	—	—
Share-based compensation (Note 18)	—	—	—	64,055,851	—	—	64,055,851
Other comprehensive loss	—	—	—	—	(77,947,461)	—	(77,947,461)
Net income	—	—	—	—	—	2,164,458,820	2,164,458,820
Balance at December 31, 2017	325,838,455	220,976	(421,164,802)	7,571,703,230	(77,947,461)	2,467,554,858	9,540,366,801
Adjustments due to the adoption of Topic 606	—	—	—	—	—	108,079,541	108,079,541
Repurchase of ordinary shares	(33,237,759)	—	(1,410,222,466)	—	—	—	(1,410,222,466)
Canceled shares	—	(18,088)	1,469,256,944	(1,469,238,856)	—	—	—
Vesting of share options held by
Share Based Payment Trust	3,466,307	2,141	—	(2,141)	—	—	—
Exercise of share options	377,085	249	—	2,209	—	—	2,458
Share-based compensation (Note 18)	—	—	—	57,981,487	—	—	57,981,487
Other comprehensive income	—	—	—	—	33,089,222	—	33,089,222
Net income	—	—	—	—	—	2,491,316,213	2,491,316,213
	296,444,088	205,278	(362,130,324)	6,160,445,929	(44,858,239)	5,066,950,612	10,820,613,256

The accompanying notes are an integral part of these consolidated financial statements.

QUDIAN INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income	576,652,618	2,164,458,820	2,491,316,213	362,346,915
Adjustments to reconcile net income to net cash used in operating activities:
Provision for receivables	132,176,545	605,163,716	1,178,723,206	171,438,180
Depreciation and amortization	1,503,467	5,790,986	12,065,648	1,754,876
Loss on disposal of property and equipment	—	—	137,268	19,965
Amortization of deferred origination costs	24,602,131	100,598	—	—
Share-based compensation expense	22,133,620	64,055,851	57,981,487	8,433,058
Share of loss from equity method investment	4,805,183	20,676,273	11,319,279	1,646,321
Investment income of short-term investments	—	—	(10,117,286)	(1,471,498)
Foreign exchange loss, net	9,651,304	7,176,838	90,771,459	13,202,161
Changes in operating assets and liabilities:
Financing service fee receivables	(48,525,142)	(78,970,874)	112,068,030	16,299,619
Contract asset	—	—	(799,992,914)	(116,354,144)
Receivables from related parties	(180,927,010)	629,329	372,812	54,223
Deferred tax assets	(17,787,699)	(97,672,912)	(127,952,203)	(18,609,876)
Other current and non-current assets	(39,046,338)	(308,848,775)	(137,098,248)	(19,940,113)
Interest payables	17,598,338	121,442,961	(62,457,896)	(9,084,124)
Payables to related parties	20,473,187	(16,496,440)	(3,108,873)	(452,167)
Guarantee liabilities	6,357,074	165,571,647	255,623,253	37,178,860
Other current and non-current liabilities	264,395,861	144,730,768	262,667,592	38,203,416
Net cash provided by operating activities	794,063,139	2,797,808,786	3,332,318,827	484,665,672
Cash flows from investing activities:
Proceeds from redemption of short-term investments	4,529,102,112	1,285,350,000	1,652,558,415	240,354,653
Proceeds from collection of loan principal	27,075,216,252	73,958,650,963	35,184,841,574	5,117,422,962
Principal collection of finance lease receivables	—	70,773	222,069,392	32,298,653
Proceeds from collection of loan principal due from related parties	4,132,735	272,318	1,000,000	145,444
Realized investment income of short- term investments	—	—	10,117,286	1,471,498
Purchases of short-term investments	(4,910,302,112)	(1,155,150,000)	(1,352,558,415)	(196,721,462)
Purchases of property and equipment, intangible assets and land use right	(4,607,296)	(11,298,011)	(140,387,756)	(20,418,552)
Purchases of equity method investment	(70,000,000)	—	—	—
Payments to originate loan principal	(30,218,978,369)	(78,473,735,690)	(37,036,365,868)	(5,386,716,001)
Purchase of current assets held for lease	—	(26,479,085)	(1,332,008,977)	(193,732,671)
Payments to originate loan principal due from related parties	(2,700,000)	—	—	—
Net cash used in investing activities	(3,598,136,678)	(4,422,318,732)	(2,790,734,349)	(405,895,476)

The accompanying notes are an integral part of these consolidated financial statements.

QUDIAN INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Contribution from shareholders	2,546,172,365	—	—	—
Proceeds from issuance of ordinary shares	—	5,339,532,767	—	—
Proceeds from borrowings	9,487,194,896	15,989,866,179	2,644,659,751	384,649,807
Proceeds from related parties	—	850,500,000	513,847,929	74,736,082
Refund of guarantee deposits from Funding Partners	90,375,383	286,707,459	396,555,231	57,676,566
Proceeds from exercise of share options	—	—	2,458	358
Payments to related parties	(777,326,275)	(17,812,790)	(2,231,923)	(324,620)
Repayment of borrowings	(6,897,751,640)	(11,825,431,453)	(8,025,871,949)	(1,167,314,661)
Distributions to shareholders	(838,434,577)	—	—	—
Repurchase of ordinary shares	—	(421,164,802)	(1,410,222,466)	(205,108,351)
Payments for IPO expenditure	(450,000)	(39,461,883)	(1,378,058)	(200,430)
Payments of guarantee deposits to Funding Partners	(230,050,643)	(161,096,338)	(843,200,007)	(122,638,355)
Net cash (used in)/provided by financing activities	3,379,729,509	10,001,639,139	(6,727,839,034)	(978,523,604)
Effect of exchange rate changes	—	(77,947,461)	(57,682,237)	(8,389,533)
Net (decrease)/increase in cash and cash equivalents, and restricted cash	575,655,970	8,299,181,732	(6,243,936,793)	(908,142,941)
Cash and cash equivalents, and restricted cash at beginning of the year	210,114,007	785,769,977	9,084,951,709	1,321,351,423
Cash and cash equivalents, and restricted cash at end of the year	785,769,977	9,084,951,709	2,841,014,916	413,208,482
Supplemental disclosures of cash flow information:
Income taxes paid	54,370,824	231,132,984	208,640,115	30,345,446
Interest expense paid	193,351,692	565,446,800	609,826,651	88,695,608

The accompanying notes are an integral part of these consolidated financial statements.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

1. Organization

Qudian Inc. (the “Company”, and where appropriate, the term “Company” also refers to its subsidiaries, variable interest entities and subsidiaries of the variable interest entities as a whole) is a limited company incorporated in the Cayman Islands under the laws of the Cayman Islands on November 16, 2016. The Company, through its subsidiaries, variable interest entities (“VIEs”) and subsidiaries of the VIEs, are principally engaged in the operation of online platforms to provide small consumer credit products in the People’s Republic of China (the “PRC”). The Company does not conduct any substantive operations of its own. As PRC laws and regulations prohibit foreign control of companies involved in internet value-added business, the Company conducts its primary business operations through its VIEs and the subsidiaries of the VIEs.

As of December 31, 2018, the Company’s subsidiaries and VIEs are as follows:

Entity	Date of incorporation	Place of incorporation	Percentage of legal ownership by the Company	Principal activities
Subsidiaries
QD Data Limited (“Qudian HK”)	December 2, 2016	Hong Kong (“HK”)	100%	Investment holding
QD Technology Limited (“Qudian BVI”)	November 23, 2016	British Virgin Islands (“BVI”)	100%	Investment holding
Qufenqi (Ganzhou) Information Technology Co., Ltd. (“Qufenqi Ganzhou”)	September 5, 2016	PRC	100%	Investment holding, research and development
Qudian Inc. Equity Incentive Trust (“Share Based Payment Trust”)	December 30, 2016	HK	Nil	Employee benefits
Qufenqi (HK) Limited (“Qufenqi HK”)	April 28, 2014	HK	100%	Investment holding
Xiamen Qudian Financial Lease Ltd. (“Xiamen Financial Lease”)	April 21, 2017	PRC	100%	Financial lease
Tianjin Qudian Financial Lease Co., Ltd. (“Tianjin Financial Lease”)	January 19, 2018	PRC	100%	Financial lease
Xiamen Happy Time Technology Co., Ltd. (“Xiamen Happy Time”)	September 5, 2018	PRC	100%	Technology development and service

VIEs
Beijing Happy Time Technology Development Co., Ltd. (“Beijing Happy Time”)	April 9, 2014	PRC	Nil	Technology development and service, sale of products
Ganzhou Qudian Technology Co., Ltd. (“Ganzhou Qudian”)	November 25, 2016	PRC	Nil	Technology development and service, sale of products
Hunan Qudian Technology Development Co., Ltd. (“Hunan Qudian”)	November 2, 2016	PRC	Nil	Technology development and service, sale of products
Xiamen Qudian Technology Co., Ltd. (“Xiamen Qudian”)	April 1, 2017	PRC	Nil	Technology development and service, sale of products
Xiamen Weipujia Technology Co., Ltd. (“Xiamen Weipujia”)	June 6, 2018	PRC	Nil	Household service

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

1.Organization - continued

Additionally, Beijing Happy Time, Ganzhou Qudian, Xiamen Qudian and Xiamen Weipujia have several subsidiaries incorporated in the PRC.

On November 23, 2016, the Company set up a wholly-owned subsidiary, Qudian BVI in the BVI. On December 2, 2016, the Company set up another wholly-owned subsidiary, Qudian HK in Hong Kong. On December 5, 2016, the Company transferred all of its shares of Qudian HK to Qudian BVI. On December 9, 2016, Qudian HK acquired all the equity interests of Qufenqi Ganzhou from Qufenqi HK, for a consideration of US$100,000. From December 9, 2016 to November 22, 2018, Beijing Happy Time, Hunan Qudian, Ganzhou Qudian, Xiamen Qudian and Xiamen Weipujia signed a series of contractual agreements with Qufenqi Ganzhou and their shareholders (collectively, the “VIE Agreements”).

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

Despite the lack of technical majority ownership, the Company has effective control of the VIEs through the VIE Agreements and a parent-subsidiary relationship exists between the Company and the VIEs. Through the VIE Agreements, the shareholders of the VIEs effectively assigned all of their voting rights underlying their equity interest in the VIEs to the Company. In addition, through the other exclusive agreements, which consist of exclusive option agreement, exclusive business cooperation agreement, and equity pledge agreement, the Company, through its wholly-owned subsidiaries in the PRC, has the right to receive economic benefits from the VIEs that potentially could be significant to the VIEs. Lastly, through the financial support undertaking letter, the Company has the obligation to absorb losses of the VIEs that could potentially be significant to the VIEs. Therefore, the Company is considered the primary beneficiary of the VIEs and consolidates the VIEs and its consolidated subsidiaries as required by SEC Regulation S-X Rule 3A-02 and ASC topic 810 (“ASC 810”), Consolidation.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

1.Organization - continued

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

1.Organization - continued

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

However, uncertainties in the PRC legal system could cause the Company’s current ownership structure to be found in violation of existing and/or future PRC laws or regulations and could limit the Company’s ability to enforce its rights under these contractual arrangements. Furthermore, the nominee shareholders of the VIEs may have interests that are different than those of the Company, which could potentially increase the risk that they would seek to act contrary to the terms of the contractual agreements with the VIEs.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

1.Organization - continued

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

	As of December 31,
	2017	2018
	RMB	RMB	US$
Short-term loan principal and financing service fee receivables	8,758,544,694	8,417,821,413	1,224,321,345
Other current assets	5,801,157,313	3,472,629,937	505,073,078
Total current assets	14,559,702,007	11,890,451,350	1,729,394,423
Total non-current assets	165,191,933	1,066,321,556	155,090,038
Total assets	14,724,893,940	12,956,772,906	1,884,484,461
Total current liabilities	9,403,402,527	5,045,698,262	733,866,376
Total non-current liabilities	510,023,905	413,400,000	60,126,536
Total liabilities	9,913,426,432	5,459,098,262	793,992,912

The following table sets forth the results of operations of the VIEs included in the Company’s consolidated statements of comprehensive income:

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Revenues	1,442,846,339	4,749,249,922	5,112,097,579	743,523,755
Net income	650,872,408	2,222,086,399	2,558,375,744	372,100,319

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

1.Organization - continued

The table sets forth the cash flows of the VIEs included in the Company’s consolidated statements of cash flows:

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Net cash provided by operating activities	793,604,997	2,587,050,255	3,375,764,483	490,984,580
Net cash used in investing activities	(3,598,136,678)	(4,295,677,821)	(1,789,268,184)	(260,238,264)
Net cash (used in)/provided by financing activities	3,380,179,509	5,251,615,220	(4,568,154,072)	(664,410,453)

As of December 31, 2017, and 2018, except for all assets of the consolidated trusts, the deposits that were held by the Funding Partners as guarantee deposits, there was no pledge or collateralization of the VIEs’ assets. The amount of the net assets of the VIEs were RMB 4,811 million and RMB 7,497 million (US$ 1,090 million) as of December 31, 2017 and 2018. The creditors of the VIEs’ third-party liabilities did not have recourse to the general credit of the Primary Beneficiary in the normal course of business. The Company did not provide or intend to provide financial or other supports not previously contractually required to the VIEs during the periods presented.

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

Share Based Payment Trust

On December 30, 2016, the board of the Company approved and set up Qudian Inc. Equity Incentive Trust (the “Share Based Payment Trust”) for the purpose of holding options awarded to certain employees and the underlying shares before they are exercised as instructed by the employees. Upon the exercise of the options, the shares will be transferred to the relevant employees. As the Company has the power to govern the financial and operating policies of the Share Based Payment Trust and derives benefits from the contributions of the employees who have been awarded the options of the Company through their continued employment with the Company, the assets and liabilities of the Share Based Payment Trust are included in the consolidated balance sheets.

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant accounting estimates reflected in the Company’s consolidated financial statements include, but are not limited to, allowance for loan principal and financing service fee receivables, allowance for finance lease receivables, allowance for other receivables, share-based compensation, valuation allowance for deferred tax assets, uncertain tax positions, estimate of variable consideration and fair value of guarantee liabilities. Actual results could differ from these estimates.

Revenue recognition

The Company generates revenues primarily by providing borrowers with merchandise and cash installment credit services and automobile financing services.

On January 1, 2018, the Company adopted ASC 606, Revenue from Contracts with Customers, using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under ASC 606, while prior period amounts have not been adjusted and continue to be reported in accordance with the Company’s historic accounting under ASC 605, Revenue recognition. Under ASC 606, revenue is recognized when control of the promised goods or services is transferred to the Company’s customers, in an amount that reflects the consideration that the Company expects to be entitled to in exchange for those goods or services, net of value-added tax. The Company determines revenue recognition through the following steps:

•	Identify the contract(s) with a customer;
•	Identify the performance obligations in the contract;
•	Determine the transaction price;
•	Allocate the transaction price to the performance obligations in the contract; and
•	Recognize revenue when (or as) the entity satisfies a performance obligation.

Credit facilitation

The Company entered into credit facilitation arrangements with various Funding Partners. The Company: (i) matches borrowers with the Funding Partners which directly fund the credit drawdowns to the borrowers and (ii) provides post-origination services, such as short messaging reminder services throughout the term of the loans. For each successful match, the Company receives an initial intermediary fee and a recurring service fee throughout the term of the loans. When borrowers make instalment repayments directly to the Funding Partners, the Funding Partners will then remit the recurring service fees to the Company on a periodic basis. In addition, the Company provides a guarantee on the principal and accrued interest repayments of the defaulted loans to the Funding Partners.

The Company determines its customers to be both the Funding Partners and borrowers. The Company considers the loan facilitation service, post-origination services and guarantee service as separate services, of which the guarantee service and the post origination service is accounted for in accordance with ASC 815, Derivatives and Hedging (refer to “Guarantee liabilities” for additional information) and ASC 860, Transfers and servicing of financial assets, respectively.

The transaction price is the amount of consideration to which the Company expects to be entitled in exchange for transferring the promised services to the customer, net of value-added tax. The transaction price includes variable service fees which are contingent on the borrower making timely repayments. Variable consideration is estimated using the expected value method based on historical default rate, current and forecasted borrower repayment trends and is limited to the amount of variable consideration that is probable not to be reversed in future periods. As a result, the estimation of variable consideration involves significant judgement. The Company makes the assessment of whether the estimate of variable consideration is constrained. Any subsequent changes in the transaction price will be allocated to the performance obligations on the same basis as at contract inception.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued

Revenue recognition - continued

Credit facilitation - continued

The Company first allocates the transaction price to the guarantee liabilities at fair value in accordance with ASC 815. The remaining transaction price is then allocated to the loan facilitation services and post-origination services on a relative standalone selling price basis. The Company does not have observable price for the loan facilitation services and post-origination services because the services are not provided separately. As a result, the estimation of standalone selling price involves significant judgement. The Company estimates the standalone selling price of the loan facilitation and post-origination services using the expected cost plus a margin approach.

Revenues from loan facilitation services are recognized when the Company matches borrowers with the Funding Partners and the funds are provided to the borrower. Additionally, revenues from post-origination services are recognized evenly over the term of the loans as the services are performed.

Vehicle sales with guarantee

The Company sells vehicles to buyers and provides loan facilitation services to Funding Partners who provides financing to the vehicle buyers. The buyer obtains control of the vehicle when the buyer physically possesses the vehicle and when the Company receives cash consideration for the vehicle from the buyer. The Company will receive recurring service fees from the financial institution for its loan facilitation services and post-origination services throughout the term of the loan. In addition, the Company provides a guarantee on the principal and accrued interest repayments of the defaulted loans to the financial institution.

For vehicle sales, the Company determines the buyer to be its customer. The transaction price for the vehicle sale is the amount of consideration the Company receives from the buyer for the sale of the vehicle, net of value-added tax. The Company is the principal in the vehicle sale transaction and sales income is recognized on a gross basis when the title of the vehicle is transferred to the buyer.

For the loan facilitation services, the Company determines both the Funding Partners and the buyer to be its customers. The Company considers the loan facilitation service, post-origination services and guarantee service as separate services, of which the guarantee service and the post origination service is accounted for in accordance with ASC 815 and ASC 860, respectively.

The transaction price is the amount of consideration to which the Company expects to be entitled in exchange for transferring the promised services to the customer, net of value-added tax. The transaction price of loan facilitation services includes variable service fees which are contingent on the borrower making timely repayments. Variable consideration is estimated using the expected value method based on historical default rate, current and forecasted repayment trends and is limited to the amount of variable consideration that is probable not to be reversed in future periods. As a result, the estimation of variable consideration involves significant judgement. The Company makes the assessment of whether the estimate of variable consideration is constrained. Any subsequent changes in the transaction price will be allocated to the performance obligations on the same basis as at contract inception.

The Company first allocates the transaction price to the guarantee liabilities at fair value in accordance with ASC 815.  The remaining transaction price is then allocated to the loan facilitation services and post-origination services on a relative standalone selling price basis. The Company does not have observable price for the loan facilitation services and post-origination services because the services are not provided separately. As a result, the estimation of standalone selling price involves significant judgement. The Company estimates the standalone selling price of the loan facilitation and post-origination services using the expected cost plus a margin approach.

Revenues from loan facilitation services are recognized when the Company provides loan facilitation services to Funding Partners and the buyer. Additionally, revenues from post-origination services are recognized evenly over the term of the loans as the services are performed.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued

Revenue recognition - continued

Financing income

Borrowers can withdraw cash (“cash installment credit services”) or purchase products (e.g. personal consumer electronics) (“merchandise installment credit services”) up to their approved credit limit and elect the installment repayment period, ranging from one to eighteen months through the Company’s online website and application (collectively “financing platform”) or via borrowers’ Alipay accounts. The Company charges financing service fees for facilitating the financing and managing the financing platform. The financing service fees are recorded as financing income in the statement of comprehensive income in accordance with ASC 310 using the effective interest method.

Incentives are provided to certain borrowers and can only be applied as a reduction to the borrower’s repayments and cannot be withdrawn by the borrowers in cash. These incentives are recorded as a reduction in financing service fees using the effective interest method.

Sales commission fees

In addition to financing income, the Company earns a margin from its merchandise installment credit services on the products purchased from suppliers on behalf of the borrowers. The margin earned is fixed based on the retail sales price without considering the financing terms chosen by the borrower.

Sales commission fees are recognized and recorded net of the related cost on delivery date, as the Company arranges for the goods to be provided by the suppliers and is considered to be an agent in accordance with ASC 606.

Sales-type lease

The Company determines the classification of the lease in accordance with ASC 840. A lease arrangement that transfers substantially all of the benefits and risks incident to the ownership of property and that give rise to a dealer’s profit or loss is classified as a sales-type lease. The sales income recognized is the present value of the minimum lease payments computed at the interest rate implicit in the lease, and sales income is recognized on gross basis, as the Company acts as the principal in the transaction. The Company’s net investment in a sales-type lease consists of the gross investment minus the unearned income. The unearned income on a sales-type lease is subsequently amortized to financing income over the lease term using the interest method.

Penalty fees

The Company charges borrowers and lessees penalty fees for late installment payments. The penalty fee is calculated based on the number of overdue days of unpaid outstanding balance of loan principals and lease receivables at the applicable late payment rate. The penalty fees are recognised on a cash basis, which coincides with the penalty fees being probable not to be reversed.

Revenue recognition under ASC 605

Before January 1, 2018, the Company considers the loan facilitation services and the post origination services as a multiple element revenue arrangement under ASC 605, and the Funding Partners as the sole customer in the arrangement. The Company first allocates the consideration to the guarantee liability equaling to the fair value of the guarantee liability. The remaining consideration is allocated to the loan facilitation services and post origination services. The Company does not have vendor specific objective evidence, or VSOE, of selling price for the loan facilitation services and post origination services because the Company does not provide loan facilitation services or post origination services on a standalone basis. There is also no third-party evidence of the prices charged by third-party service providers when such services are sold separately as the basis of revenue allocation. As a result, the Company uses the best estimate of selling prices of loan facilitation services and post origination services as the basis of revenue allocation. Nevertheless, the amount allocated to the delivered loan facilitation services is limited to the amount that is not contingent on the delivery of the undelivered post origination services in accordance with ASC 605-25. The loan facilitation services and post origination services are recorded as loan facilitation income and others in the consolidated statements of comprehensive income.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued

Revenue recognition - continued

Revenue recognition under ASC 605 - continued

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

For penalty fees, as collectability is not reasonably assured, the penalty fee is recorded on a cash basis.

Foreign currency translation and transactions

The functional currency of the Company, Qudian BVI and Qudian HK is US$. The Company’s subsidiaries, VIEs and subsidiaries of the VIEs with operations in the PRC adopted RMB as their functional currencies. The determination of the respective functional currency is based on the criteria stated in ASC 830, Foreign Currency Matters. The Company uses RMB as its reporting currency. The financial statements of the Company, Qudian BVI and Qudian HK are translated into RMB using the exchange rate as of the balance sheet date for assets and liabilities and average exchange rate for the year for income and expense items. Translation gains and losses are recorded in accumulated other comprehensive loss, as a component of shareholders’ equity. Transactions in currencies other than the functional currency are measured and recorded in the functional currency at the exchange rate prevailing on the transaction date.

Monetary assets and liabilities denominated in currencies other than the functional currency are remeasured into the functional currency at the rates of exchange prevailing at the balance sheet dates. Transaction gains and losses are recognized in the consolidated statements of comprehensive income during the period or year in which they occur.

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

Guarantee deposits

In the ordinary course of business, the Company is required to guarantee the recoverability of the loan principal and interest for loans originated by the Company that are transferred to certain Funding Partners, and the recoverability of loans directly funded by certain Funding Partners. As a result, the Company may provide a cash deposit to the respective Funding Partners. The cash deposits are released only after the loan principal and interest are settled. Guarantee deposits represent cash that cannot be withdrawn without the permission of the Funding Partners. These guarantee deposits qualify as compensating balance arrangements under SEC Regulation S-X Rule 5-02, and are classified as current assets in the consolidated balance sheets.

Loan principal and financing service fee receivables

Loan principal and financing service fee receivables represent payments due from borrowers that utilize the Company’s credit services. Loan principal and financing service fee receivables are recorded at amortized cost, net of allowance for loan principal. Deferred origination costs are netted against revenue and amortized over the financing term using the effective interest method.

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued

Allowance for loan principal and financing service fee receivables - continued

The allowance for loan principal and financing service fee receivables losses is calculated based on historical loss experience using a roll rate-based model. The roll rate-based model stratifies the loan principal and financing service fee receivables by delinquency stages (i.e., current, 1-30 days past due, and 31-60 days past due etc.) and projected forward in one-month increments using historical roll rates. In each month of the simulation, losses on the loan principal and financing service fee receivables types are captured, and the ending delinquency stratification serves as the beginning point of the next iteration. This process is repeated on a monthly rolling basis. The loss rate calculated for each delinquency stage is then applied to the respective loan principal and service fees balance. The Company adjusts the allowance that is determined by the roll rate-based model for various Chinese macroeconomic factors i.e. gross-domestic product rates, per capita disposable income, interest rates, consumer price indexes and law and regulation impact. Each of these macroeconomic factors are equally weighted, and a score is applied to each factor based on year-on-year increases and decreases in that respective factor.

Loan principal and financing service fee receivables are charged off when a settlement is reached for an amount that is less than the outstanding balance or when the Company determined the balance to be uncollectable. In general, the Company considers loan principal and financing service fee receivables meeting any of the following conditions as uncollectable and charged-off: (i) death of the borrower; (ii) identification of fraud, and the fraud is officially reported to and filed with relevant law enforcement departments or (iii) loans are 180 days past due.

Nonaccrual loan principal

The Company does not accrue financing service fee on loan principals that are considered impaired or are more than 90 days past due. A corresponding allowance is determined under ASC 450-20 and allocated accordingly. After an impaired financing service fee receivable is placed on nonaccrual status, financing service fee will be recognized when cash is received on a cash basis cost recovery method by applying first to reduce principal and then to financing income thereafter. Financing service fee accrued but not received is generally reversed against financing income. Financing service fee receivables may be returned to accrual status after all of the borrower’s delinquent balances of loan principal and financing service fee have been settled and the borrower remains current for an appropriate period.

Finance lease receivables

Finance lease receivables are carried at amortized cost comprising of original financing lease and direct costs, net of unearned income and allowance for finance lease receivables.

Allowance for finance lease receivables

The Company considers the finance lease receivables to be homogenous as they are all automotive finance lease receivables collateralized by vehicle titles of similar principal amounts. Therefore, the Company applies a consistent credit risk management framework to the entire portfolio of finance lease receivables in accordance with ASC 450-20.

The allowance for finance lease receivables is calculated based on historical loss experience using probability of default (PD) and loss given default (LGD) methods. The Company stratifies probability of default and loss given default by the recovered rate under different scenarios (i.e. cash collection, repossessing the leased vehicle or non-recovery), and calculates allowance balance by timing exposure at default under each scenario. This process is repeated on a monthly basis. Loss given default is projected based on historical experience of actual loss and considered proceeds from recovery of the repossessed assets. The Company adjusts the allowance that is determined by the PD and LGD methods for various Chinese macroeconomic factors i.e. gross-domestic product rates, per capita disposable income, interest rates, consumer price indexes and law and regulation impact. Each of these macroeconomic factors are equally weighted, and a score is applied to each factor based on year-on-year increases and decreases in that respective factor.

Finance lease receivables are charged off when a settlement is reached for an amount that is less than the outstanding balance or when the Company determined the balance to be uncollectable. In general, the Company considers finance fee receivables meeting any of the following conditions as uncollectable and charged-off: (i) death of the borrower; (ii) identification of fraud, and the fraud is officially reported to and filed with relevant law enforcement departments or (iii) all finance lease receivables that are 180 days past due are therefore deemed uncollectible and charged-off; (iv) the vehicle is repossessed.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued

Nonaccrual finance lease receivables

A finance lease receivable is considered impaired when the lease receivables are more than 90 days past due, or when it is probable that the Company will be unable to collect all amounts due according to the terms of the contract. Factors such as payment history, compliance with terms and conditions of the underlying financing lease agreement and other subjective factors related to the financial stability of the borrower are considered when determining whether finance lease receivables are impaired. The Company does not accrue financing lease income on net investment of finance lease receivables that are considered impaired. A corresponding allowance is determined under ASC 450-20 and allocated accordingly. Accrual of financing lease income is suspended on accounts that are impaired, accounts in bankruptcy and accounts in repossession. Payments received on non-accrual finance lease receivables are first applied to any fees due, then to any interest due and, finally, any remaining amounts received are recorded to principal. Interest accrual resumes once an account has received payments bringing the impaired status to current.

Contract Assets

Contract assets represents the Company’s right to consideration in exchange for loan facilitation services that the Company has transferred to the customer before payment is due. The Company assesses contract assets for impairment in accordance with ASC 310, Receivables.

Contract assets as of December 31, 2018 was RMB 919,033,354 (US$ 133,667,858). The remaining unsatisfied performance obligations as of December 31, 2018, pertaining to post-origination services amounted to RMB 42,968,967 (US$ 6,249,577).

Inventories

Inventories are stated at the lower of cost and net realizable value.

Borrowings

The Company facilitates credit to borrowers and then transfers certain loan principals to certain Funding Partners. The payment terms with the Funding Partners range from 27 to 365 days at varying annual interest rates. The loan principals are not derecognized when they are transferred to the Funding Partners as the loan principals are not legally isolated in accordance with ASC 860. As a result, the loan principal remains on the Company’s balance sheet and the funds received from the Funding Partners are recorded as borrowings. Borrowings are initially recognized at fair value which is the cash received from Funding Partners, and measured subsequently at amortized cost using the effective interest method.

The borrowings from banks and the Company’s consolidated trusts' payables to the third party beneficiary are initially recognized equaling to the cash received from the beneficiary and measured subsequently at amortized cost using the effective interest method.

Guarantee liabilities

As part of the Company’s cooperation with various Funding Partners, the Company provides guarantee on the principal and accrued interest repayment of the defaulted loans to the Funding Partners, even if the loans are subsequently sold by the Funding Partners.

The financial guarantee is accounted for as a credit derivative under ASC 815 because the scope exemption in ASC 815-10-15-58(c) is not met. The guarantee liabilities are remeasured at each reporting period. The change in fair value of the guarantee liabilities is recorded as gain or loss on guarantee liabilities in the consolidated statements of comprehensive income. When the Company settles the guarantee liabilities through performance of the guarantee by making requisite payments on the respective defaulted loans, the Company records a corresponding deduction to the guarantee liabilities. Subsequent collection from the borrower through the Funding Partners will be recognized as a reversal of the deduction to guarantee liabilities.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

Fair value measurements of financial instruments

Financial instruments include guarantee deposits, short-term investments, contract asset, loan principal and financing service fee receivables, finance lease receivables, amounts due to related parties, short-term and long-term borrowings, and guarantee liabilities. The carrying amount of the financial instruments, except for long-term loan principal and financing service fee receivables, long-term finance lease receivables and long-term borrowings, approximate fair value because of their short maturities. The short-term investments are carried at fair value. The Company’s short-term investments comprise of monetary wealth management products which are classified as held for trading. The fair value of such monetary wealth management products are determined based on the quoted subscription/ redemption price published by the investment manager of the products. The carrying amount of the long-term loan principal and financing service fee receivables and long-term borrowings, approximate their fair values due to the fact that the related interest rates approximate rates currently offered by Funding Partners for similar debt instruments of comparable maturities.

Fair value of guarantee liabilities

The fair value of the guarantee liabilities recorded at the inception of the loan was estimated using a discounted cash flow model based on expected payouts from the arrangement with the Funding Partners. The Company estimates its expected future payouts based on estimates of expected delinquency rate and a discount rate for time value.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method with the residual value based on the estimated useful lives of the class of asset, which range as follows:

Category	Estimated Useful Life	Estimated Residual
Office and electronic equipment	3-5 years	Nil%-5%
Leasehold improvements	Over the shorter of the expected life of leasehold improvements or the lease term	Nil%

Costs associated with the repair and maintenance of property and equipment are expensed as incurred.  Construction in progress represents building construction costs, which is stated at cost and is not depreciated.

Land use rights

Land use rights represent lease prepayments to the local government authorities. Land use rights are carried at cost less accumulated amortization and any impairment loss. Amortization is calculated on a straight-line basis over the term of the related land use right contracts, which is 40 years.

Intangible assets

Intangible assets represent purchased computer software. These intangible assets are amortized on a straight line basis over their estimated useful lives of the respective assets, most of which varies from 1-10 years.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued

Research and development

Research and development expenses are primarily incurred in the development of new services, new features and general improvement of the Company’s technology infrastructure to support its business operations. Research and development costs are expensed as incurred unless such costs qualify for capitalization as software development costs. In order to qualify for capitalization, (i) the preliminary project should be completed, (ii) management has committed to funding the project and it is probable that the project will be completed and the software will be used to perform the function intended, and (iii) it will result in significant additional functionality in the Company’s services. No research and development costs were capitalized for all years presented as the Company has not met all of the necessary capitalization requirements.

Impairment of long-lived assets and intangible assets with definite lives

Long-lived assets including intangible assets with definite lives, are assessed for impairment, whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC 360 Property, Plant and Equipment. The Company measures the carrying amount of long-lived assets against the estimated undiscounted future cash flows associated with it. Impairment exists when the estimated undiscounted future cash flows are less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. No impairment loss was recognized for the years ended December 31, 2016, 2017 and 2018, respectively.

Employee defined contribution plan

Full time employees of the Company in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Company make contributions to the government for these benefits based on a certain percentage of the employee’s salaries. The Company has no legal obligation for the benefits beyond the contributions. The total amount that was expensed as incurred, was RMB 16,070,410, RMB 35,004,467 and RMB 71,413,352 (US$ 10,386,641) for the years ended December 31, 2016, 2017 and 2018, respectively.

Advertising costs

Advertising costs are expensed as incurred in accordance with ASC 720-35, Other Expense-Advertising costs. Advertising costs were RMB 67,258,213, RMB 43,470,301 and RMB 9,994,935 (US$ 1,453,703) for the years ended December 31, 2016, 2017 and 2018, respectively. Advertising costs are included in sales and marketing expenses in the consolidated statements of comprehensive income.

Government grants

Government grants include cash subsidies received by the Company’s entities in the PRC from local governments as incentives for investing in certain local districts, and are typically granted based on the amount of investment made by the Company in the form of registered capital or taxable income generated by the Company in these local districts. Such grants allow the Company full discretion in utilizing the funds and are used by the Company for general corporate purposes. The local governments have sole discretion as to whether the Company met all of the criteria to be entitled to the subsidies. The Company does not in all instances receive written confirmation from local governments indicating the approval of the cash subsidies before cash is received. Cash subsidies of RMB nil, RMB 127,800 and RMB 2,598,055 (US$ 377,871) are included in other non-operating income for the years ended December 31, 2016, 2017 and 2018, respectively. Refunds for the value-added taxes paid of RMB 14,646,251, RMB 50,702,352 and RMB 15,596,811 (US$ 2,268,462) are included in other operating income. Refunds for the corporate income taxes paid of RMB 12,123,338, RMB 32,929,930 and RMB 42,413,415 (US$ 6,168,775) are recognized as deduction of income tax expense. Government grants are recognized when received and all the conditions for their receipt have been satisfied.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued

Value added taxes

Beijing Happy Fenqi Technology Development Co., Ltd., a subsidiary of Beijing Happy Time, and Xiamen Weipujia Technology Co., Ltd. are small-scale VAT taxpayers with an applicable VAT rate of 3%. The other subsidiaries of the VIEs are all general VAT taxpayers (applicable tax rate: 6% or 16%). VAT is reported as a deduction to revenue when incurred and amounted to RMB 107,065,470, RMB 280,586,358 and RMB 810,200,790 (US$ 117,838,818) for the years ended December 31, 2016, 2017 and 2018, respectively. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Output VAT receivable net of input VAT payable is recorded in accrued expenses and other current liabilities on the consolidated balance sheets.

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

The Company accounts for uncertainty in income taxes recognized in the consolidated financial statements by applying a two-step process to determine the amount of the benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed to determine the amount of benefits to recognize in the consolidated financial statements. The amount of the benefits that may be recognized is the largest amount that more-likely-than not to be realized upon ultimate settlement. The Company’s estimated liability for unrecognized tax benefits which is included in the income tax payable in the consolidated balance sheets is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations.  Changes in recognition and measurement estimates are recognized in the period in which the changes occur. The Company elects to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of comprehensive income. The Company did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2016, 2017 and 2018.

Segment information

In 2017, based on changes to the Company’s operations and how the Company's chief executive officer, identified as the chief operating decision maker (“CODM”) reviews operating results and makes decisions about resource allocation, the Company has identified two reportable segments that are reported in the consolidated financial statements: installment credit services and automobile financing services.

As the Company generates substantially all of its revenues in the PRC, no geographical segments are presented.

Operating Leases

Leases where the Company is the lessee, and substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rentals applicable to such operating leases are recognized on a straight-line basis over the lease term. Certain of the operating lease agreements contain rent holidays. Rent holidays are considered in determining the straight-line rent expense to be recorded over the lease term.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued

Fair value measurements

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and the market-based risk measurement or assumptions that market participants would use when pricing the asset or liability.

Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

➣	Level 1-Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets
➣

Level 2-Include observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data

➣	Level 3-Unobservable inputs which are supported by little or no market activity

Share-based payments

Share-based payment transactions with employees and independent directors, such as share options are measured based on the grant date fair value of the equity instrument. The Company recognizes the compensation costs net of estimated forfeitures using the straight-line method, over the applicable vesting period for each separately vesting portion of the award. The estimate of forfeitures is adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures is recognized through a cumulative catch-up adjustment in the period of change and also impact the amount of share-based compensation expense to be recognized in future periods.

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

Earnings per share

Basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period and year presented.

Diluted earnings per ordinary share reflect the potential dilution that could occur if securities were exercised or converted into ordinary shares.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued

Convenience translation for financial statements presentation

Translations of amounts from RMB into US$ for the convenience of the reader have been calculated at the exchange rate of RMB 6.8755 per US$1.00 on December 31, 2018, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be converted into US$ at such rate.

Investment in equity method investee

The Company uses the equity method to account for an equity investment over which it has significant influence but does not own a majority equity interest or otherwise control, generally accompanying a shareholding of between 20% and 50% of the voting rights. The share of earnings or losses of the investee are recognized in the consolidated statements of comprehensive income. Equity method adjustments include the company’s proportionate share of investee income or loss and other adjustments required by the equity method.

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

No borrower represented 10% or more of total revenues and loan receivable and financing service fee receivable for the years ended December 31, 2016, 2017 and 2018.

Credit Derivatives

The Company enters into guarantee arrangements with Funding Partners classified as a credit derivative contract to facilitate borrowing transactions, under which the Company provides the Funding Partners protection against the risk of default on a set of loans invested by them. The Company will have to perform the guarantee obligation if a default event as defined under the contract occurs. The contractual or notional amounts of these credit derivatives represent the maximum potential amounts of future payments without consideration of possible recoveries under recourse provisions.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

Comparative Information

Certain items in the consolidated financial statements have been adjusted to conform with the current year’s presentation to facilitate comparison.

Recently Adopted Accounting Pronouncements

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606). This standard update, along with related subsequently issued updates, clarifies the principals for recognizing revenue and develops a common revenue standard for US GAAP.

On January 1, 2018, the Company adopted the new standard to all contracts using the modified retrospective method. The Company recognized the cumulative effect of initially applying the new revenue standard as an adjustment to the opening balance of retained earnings. The comparative information was not restated and continued to be reported under Topic 605.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued

Recently Adopted Accounting Pronouncements - continued

Revenue Recognition - continued

The cumulative effect of the changes made to the Company’s consolidated balance sheet as of January 1, 2018 for the adoption of Topic 606 is as follows:

	Balance as of December 31, 2017	Adjustments due to the adoption of Topic 606	Balance as of January 1, 2018
	RMB	RMB	RMB
Assets:
Contract assets	—	119,040,440	119,040,440
Liabilities:
Income tax payable	268,373,167	3,414,183	271,787,350
Other tax payable	32,262,859	7,546,716	39,809,575
Equity:
Retained earnings	2,467,554,858	108,079,541	2,575,634,399

The impact of adopting Topic 606 on the Company’s consolidated balance sheet as of December 31, 2018 are as follows:

	As reported	Balances without the adoption of Topic 606	Effect of change Higher/ (lower)
	RMB	RMB	RMB
Assets:
Contract assets	919,033,354	—	919,033,354
Liabilities:
Income tax payable	348,829,956	244,925,634	103,904,322
Other tax payable	166,802,584	108,539,313	58,263,271
Equity
Retained earnings	5,066,950,612	4,310,084,851	756,865,761

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued

Recently Adopted Accounting Pronouncements - continued

Revenue Recognition - continued

The impact of adopting Topic 606 on the Company’s statement of comprehensive income for the year ended December 31, 2018 are as follows:

	As reported	Amounts without the adoption of Topic 606	Effect of change Higher/ (lower)
	RMB	RMB	RMB
Loan facilitation income and others	1,646,772,629	897,496,270	749,276,359
Total revenues	7,692,342,304	6,943,065,945	749,276,359
Net income before income taxes	2,649,046,731	1,899,770,372	749,276,359
Income tax expense	157,730,518	57,240,379	100,490,139
Net income after income taxes	2,491,316,213	1,842,529,993	648,786,220
Basic income per share	7.82	5.78	2.04
Diluted income per share	7.74	5.72	2.02

Statement of Cash Flows

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires companies to include amounts generally described as restricted cash in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statements of cash flows. The Company adopted this standard update effective January 1, 2018, using the retrospective transition approach. The following table presents the impact to the consolidated statements of cash flows for the year ended December 31,2017:

	Previously reported	Adjustments due to the adoption of Topic 230	As revised
	RMB	RMB	RMB
Operating activities	3,076,140,032	(278,331,246)	2,797,808,786
Investing activities	(705,567,600)	(3,716,751,132)	(4,422,318,732)
Financing activities	3,753,911,173	6,247,727,966	10,001,639,139
Effect of exchange rate changes	(77,947,461)	—	(77,947,461)
Net change in cash, cash equivalents, and restricted cash	6,046,536,144	2,252,645,588	8,299,181,732

There was no impact to the consolidated statements of cash flows for the year ended December 31, 2016, as there was no restricted cash for the year then ended.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued

Recently Adopted Accounting Pronouncements – continued

Statement of Cash Flows - continued

As of December 31, 2016, 2017 and 2018, cash and cash equivalents are RMB 785,769,977, RMB 6,832,306,121 and RMB 2,501,188,374 (US$ 363,782,761), respectively, and restricted cash are RMB nil, RMB 2,252,645,588 and RMB 339,826,542 (US$ 49,425,721), respectively. The sum amounts of cash and cash equivalents and restricted cash reported on the consolidated balance sheets as of December 31, 2016, 2017 and 2018 are RMB 785,769,977, RMB 9,084,951,709, and RMB 2,841,014,916 (US$ 413,208,482), respectively, which are equal to cash and cash equivalents, and restricted cash at the end of 2016, 2017 and 2018 on the consolidated statement of cash flows.

Financial Instruments

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments – Overall (Subtopic 825-10), which requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. The Company adopted this standard update effective January 1, 2018, using the prospective method. The standard update did not have a material impact on the Company’s statement of financial position.

Recent accounting pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases, which requires lessees to recognize assets and liabilities on the balance sheet for all leases, with certain exceptions. In addition, through improved disclosure requirements, the standard update will enable users of financial statements to further understand the amount, timing, and uncertainty of cash flows arising from leases. This standard update allows for a modified retrospective application and is effective for interim and annual periods beginning after December 15, 2018, and early adoption is permitted. The most significant impact of the standard relates to the right-of-use assets and lease liability.

The Company will adopt the new standard effective January 1, 2019, using the modified retrospective transition method. As of December 31, 2018, the amount of right-of-use assets and lease liability would have been approximately RMB54 million (US$ 8million) and RMB53 million (US$ 8million).

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued

Recent accounting pronouncements - continued

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of the Company’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. This ASU is effective for interim and annual periods beginning after December 15, 2019, and early adoption is permitted. The Company is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

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

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement, which eliminates certain disclosure requirements for fair value measurements for all entities, requires public entities to disclose certain new information and modifies some disclosure requirements. The new guidance is effective for all entities for fiscal years beginning after 15 December 2019 and for interim periods within those fiscal years. The Company is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

3. Restricted cash

Restricted cash mainly represents (i) cash held by the consolidated trusts through segregated bank accounts; (ii) time deposits that are pledged for short-term bank loans; (iii) security deposits held in designated bank accounts for the provision of guarantee. Such restricted cash is not available to fund the general liquidity needs of the Company.

4. Short-term investments

Short-term investments consist of wealth management products issued by China Merchants Bank and China CITIC Bank which are redeemable by the Company at any time. The wealth management products are primarily invested in debt securities issued by the PRC government, corporate debt securities and central bank bills. The Company valued the short-term investments based on the quoted subscription/redemption price published by China Merchants Bank and China CITIC Bank. The realized investment income of short-term investments is recognized in the consolidated statements of comprehensive income.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

5. Loan principal and financing service fee receivables

5.1 Loan principal and financing service fee receivables consists of the following:

	As of December 31,
	2017	2018
	RMB	RMB	US$
Short-term loan principal and financing service fee receivables:
Loan principal and financing service fee receivables	9,277,798,700	8,987,655,812	1,307,200,321
Less: allowance for loan principal and financing service fee receivables	(519,254,006)	(569,834,399)	(82,878,976)
Short-term loan principal and
financing service fee receivables, net	8,758,544,694	8,417,821,413	1,224,321,345
Long-term loan principal and financing service fee receivables:
Loan principal and financing service fee receivables	—	681,153,632	99,069,687
Less: allowance for loan principal and financing
service fee receivables	—	(15,500,802)	(2,254,498)
Long-term loan principal and
financing service fee receivables, net	—	665,652,830	96,815,189

As of December 31, 2017 and 2018, loans amounting to RMB 2,334,820,237 and RMB 1,511,540,000 (US$ 219,844,375), respectively, were transferred to certain Funding Partners, but were not derecognized upon transfer, as the loan principal and financing service fee receivables are not legally isolated in accordance with ASC 860, Transfers and Servicing.

5.2 The following table presents nonaccrual loan principal as of December 31, 2017 and 2018, respectively.

	As of December 31,
	2017	2018
	RMB	RMB	US$
Nonaccrual loan principal	181,193,812	298,090,833	43,355,513
Less: allowance for nonaccrual loan principal	(147,790,782)	(249,337,315)	(36,264,608)
Nonaccrual loan principal, net	33,403,030	48,753,518	7,090,905

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

5. Loan principal and financing service fee receivables - continued

5.3 The following table presents the aging of past-due loan principal and financing service fee receivables as of December 31, 2017:

	1-30 days	31-60 days	61-90 days	91-120 days	121-150 days	151-180 days	Total past due	Current	Total	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$
Domestic consumer loans (uncollateralized)
-Loan principal	401,975,318	124,456,568	98,289,049	81,133,077	60,811,562	39,249,173	805,914,747	8,343,133,619	9,149,048,366	1,406,182,987
-Financing service fee receivables	11,110,556	5,410,177	5,375,791	-	-	-	21,896,524	106,853,810	128,750,334	19,788,564
	413,085,874	129,866,745	103,664,840	81,133,077	60,811,562	39,249,173	827,811,271	8,449,987,429	9,277,798,700	1,425,971,551

The following table presents the aging of past-due loan principal and financing service fee receivables as of December 31, 2018:

	1-30 days	31-60 days	61-90 days	91-120 days	121-150 days	151-180 days	Total past due	Current	Total	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$
Domestic consumer loans (uncollateralized)
-Loan principal	153,188,330	108,534,529	104,483,171	103,666,846	99,037,153	95,386,834	664,296,863	8,882,336,723	9,546,633,586	1,388,500,267
-Financing service fee receivables	4,328,154	5,544,754	7,107,525	-	-	-	16,980,433	105,195,425	122,175,858	17,769,741
	157,516,484	114,079,283	111,590,696	103,666,846	99,037,153	95,386,834	681,277,296	8,987,532,148	9,668,809,444	1,406,270,008

As of December 31, 2017 and 2018, all loans which are past due 90 days or more are nonaccrual.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

5. Loan principal and financing service fee receivables - continued

5.4 Movement of allowance for loan principal and financing service fee receivables is as follows:

	As of December 31,
	2017			2018
	Loan principal	Financing service fee receivables	Total	Loan principal	Financing service fee receivables	Total
	RMB	RMB	RMB	RMB	RMB	RMB	US$
Balance at the beginning of the year	103,111,134	2,002,605	105,113,739	506,296,690	12,957,316	519,254,006	75,522,363
Additions	594,209,005	10,954,711	605,163,716	1,139,260,526	4,153,561	1,143,414,087	166,302,682
Charge-offs	(191,023,449)	-	(191,023,449)	(1,077,332,892)	-	(1,077,332,892)	(156,691,571)
Balance at the end of the year	506,296,690	12,957,316	519,254,006	568,224,324	17,110,877	585,335,201	85,133,474
Evaluated for impairment on a portfolio basis	506,296,690	12,957,316	519,254,006	568,224,324	17,110,877	585,335,201	85,133,474

6. Finance lease receivables

6.1 Finance lease receivables consists of the following:

	As of December 31,
	2017	2018
	RMB	RMB	US$
Gross investment in finance lease receivables	33,018,834	1,381,250,930	200,894,616
Less: unearned income	(6,610,522)	(194,596,102)	(28,302,830)
Net investment in finance lease receivables	26,408,312	1,186,654,828	172,591,786
Less: allowance for finance lease receivables	—	(28,765,413)	(4,183,756)
Finance lease receivables, net	26,408,312	1,157,889,415	168,408,030

6.2 The following table presents nonaccrual finance lease receivables as of December 31, 2017 and 2018, respectively.

	As of December 31,
	2017	2018
	RMB	RMB	US$
Nonaccrual finance lease receivables	—	15,486,171	2,252,370
Less: allowance for nonaccrual financial lease receivables	—	(2,399,986)	(349,063)
Nonaccrual finance lease receivables, net	—	13,086,185	1,903,307

6.3 As of December 2017, all finance lease receivables are current. The following table presents the aging of past-due finance lease receivables as of December 31, 2018:

	1-30	31-60	61-90	90-180	Total past
	days	days	days	days	due	Current	Total	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$
Finance lease receivables	28,615,122	16,647,141	11,380,743	15,486,171	72,129,177	1,114,525,651	1,186,654,828	172,591,786

As of December 31, 2017 and 2018, all finance lease receivables which are past due 90 days or more are nonaccrual.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

6.Finance lease receivables - continued

6.4 The following table presents the future minimum lease payments to be received:

	Less than 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	Total
	RMB	RMB	RMB	RMB	RMB	RMB
As of December 31, 2017
Finance lease receivables	9,112,991	9,112,991	8,835,630	5,957,222	—	33,018,834

	Less than 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	Total
	RMB	RMB	RMB	RMB	RMB	RMB
As of December 31, 2018
Finance lease receivables	550,315,459	496,391,986	284,434,371	50,109,114	—	1,381,250,930

	Less than 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	Total
	US$	US$	US$	US$	US$	US$
As of December 31, 2018
Finance lease receivables	80,040,064	72,197,220	41,369,264	7,288,068	—	200,894,616

6.5 Movement of allowance for finance lease receivables for the year ended December 31, 2018 is as follows:

	RMB	US$
Balance at the beginning of the year	—	—
Additions	32,010,270	4,655,701
Charge-offs	(3,244,857)	(471,945)
Balance at the end of the year	28,765,413	4,183,756
Evaluated for impairment on a portfolio basis	28,765,413	4,183,756

7.Other current assets

Other current assets consist of the following:

		As of December 31,
		2017	2018
		RMB	RMB	US$
Prepaid expenses		52,989,718	68,691,524	9,990,768
Prepayments for vehicles	7.1	141,082,860	30,944,103	4,500,633
Inventory		—	128,014,636	18,618,957
Deposits in trust protection fund	7.2	72,490,890	50,276,500	7,312,414
Guarantee deposits held by Funding Partners		121,731,691	568,378,857	82,667,276
Receivables from third party payment service providers	7.3	262,494	821,217,132	119,441,078
Receivables from service providers		9,296,505	117,432,654	17,079,871
Others		96,319,640	48,388,467	7,037,810
Total		494,173,798	1,833,343,873	266,648,807
Less: Allowance for other current assets		(11,822,819)	(15,121,668)	(2,199,355)
		482,350,979	1,818,222,205	264,449,452

7.1 The Company prepaid vehicle vendors for its automobile financing services.

7.2 According to the relevant PRC regulations, the consolidated trusts are required to deposit 1% of the trusts’ capital to the trust protection fund, which will be released when the trusts are liquidated.

7.3 The Company has accounts with third-party payment service providers mainly to grant and collect loans. The balance of receivables from third-party payment service providers is unrestricted as to withdrawal and use and readily available to the Company on demand.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

8. Investment in equity method investee

On October 17, 2016, the Company made a commitment to invest RMB 190 million in cash for 45.9% of the equity interest in Ganzhou QuCampus Technology Co., Ltd (“Ganzhou QuCampus”) which mainly operates computer services, advisory, and online merchandise services. As of December 31, 2018, the Company contributed RMB 70 million in Ganzhou QuCampus and held a 45.9% equity interest in Ganzhou QuCampus. As the Company has significant influence over Ganzhou QuCampus, Ganzhou QuCampus was accounted for as an equity method investment. The difference between the RMB 190 million and RMB 70 million is a commitment to make future contributions to Ganzhou QuCampus. The commitment generally would not be included in the initial measurement of equity method investment unless other authoritative guidance requires it. The cost of the investment over the proportional fair value of the assets and liabilities of the investee is reflected in the Company’s memo accounts as “equity method goodwill”. The equity method goodwill is not subsequently amortized and is not tested for impairment under ASC 350. Equity method investments is reviewed periodically for impairment in accordance with paragraph ASC 323-10-35-32. The Company’s share of loss in Ganzhou QuCampus for the years ended December 31, 2016, 2017 and 2018 was RMB 4,805,183, RMB 20,676,273 and RMB11,319,279 (US$ 1,646,321), respectively, which was recognized in the consolidated statements of comprehensive income. The Company expects that Ganzhou QuCampus has the ability to recover the carrying amount of the investment and determined that the investment is not impaired as of December 31, 2017 and 2018.

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

The following table presents short-term borrowings from the Funding Partners as of December 31, 2017 and 2018. Short-term borrowings include borrowings with terms shorter than one year, the current portion of the long-term borrowings and long-term borrowings with early repayment options that are exercisable by the Funding Partners on demand:

			As of December 31,
Funding Partners	Fixed annual rate (%)	Term*	2017	2018
			RMB	RMB	US$
P2P platforms	7.5% to 12%	1 to 12 months	79,410,422	—	—
Other institutions	5.8% to 10%	27 to 365 days	1,227,347,947	1,553,910,792	226,006,951
Trust beneficiaries	6% to 16%	12 to 24 months	5,389,958,760	2,250,801,743	327,365,536
Private financial assets trading platform	7.5% to 12%	14 to 365 days	1,087,388,643	—	—
Bank	5.7% to 7%	1 to 12 months	195,308,750	55,728,040	8,105,307
			7,979,414,522	3,860,440,575	561,477,794

*	Includes current portion of borrowings greater than 1 year.

The following table presents long-term borrowings from Funding Partners as of December 31, 2017 and 2018:

			As of December 31,
Funding Partners	Fixed annual rate (%)	Term	2017	2018
			RMB	RMB	US$
P2P platforms	6% to 12%	13 to 34 months	23,905	—	—
Trust beneficiaries	7.4% to 10%	13 to 36 months	510,000,000	413,400,000	60,126,536
			510,023,905	413,400,000	60,126,536

The weighted average interest rate for the outstanding borrowings was approximately 9.40% and 7.91% as of December 31, 2017 and 2018, respectively.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

9. Short-term and long-term borrowings - continued

The following table sets forth the contractual obligations which has not included impact of discount of time value as of December 31, 2017 and 2018:

	Payment due by period
	Less than 1 year	1 – 2 years	Greater than 2 years	Total
As of December 31, 2017 Long-term borrowings and interest payables (RMB)	38,017,759	520,336,141	1,959	558,355,859
As of December 31, 2018 Long-term borrowings and interest payables (RMB)	36,560,000	159,548,333	289,673,333	485,781,666
As of December 31, 2018 Long-term borrowings and interest payables (US$)	5,317,431	23,205,343	42,131,239	70,654,013

10. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2017	2018
	RMB	RMB	US$
Accrued payroll	81,623,990	91,993,195	13,379,855
Tax payables	32,262,859	166,802,584	24,260,430
Payable to suppliers	85,772,102	57,353,842	8,341,770
Payable to external service providers	45,122,393	52,443,595	7,627,605
Others	70,911,451	138,893,221	20,201,181
	315,692,795	507,486,437	73,810,841

11. Guarantee liabilities

The movement of guarantee liabilities is as follows:

	For the years ended December 31,
	2017	2018
	RMB	RMB	US$
Balance at beginning of the year	6,207,812	46,981,325	6,833,150
Fair value of guarantee liabilities upon the inception of new loans	119,683,496	526,265,099	76,542,084
Performed guarantee	(124,798,134)	(387,234,512)	(56,320,924)
Change in fair value of guarantee liabilities	45,888,151	116,592,666	16,957,700
Balance at end of the year	46,981,325	302,604,578	44,012,010

As of December 31, 2017 and 2018, the maximum potential undiscounted future payment the Company would be required to make was RMB 2,082 million and RMB 10,703 million (US$ 1,557 million), respectively. The term of the guarantee is the same as the term of loans facilitated under the arrangements with the Funding Partners, which ranges from 7 days to 4 years, as of December 31, 2018.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

12. Cost of other revenues

Cost of other revenues consists of the following:

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Interest expenses of borrowings	210,950,030	686,889,761	547,368,755	79,611,484
Other lending related costs	56,911,976	170,060,910	184,417,017	26,822,343
	267,862,006	856,950,671	731,785,772	106,433,827

13.Interest and investment income, net

Interest and investment income, net consists of the following:

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Share of loss from equity method investment	(4,805,183)	(20,676,273)	(11,319,279)	(1,646,321)
Investment income of short-term investments	3,406,166	3,526,506	11,282,694	1,641,000
Interest income	3,256,345	21,360,670	35,776,919	5,203,537
	1,857,328	4,210,903	35,740,334	5,198,216

14. Income taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain arising in Cayman Islands. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Under the current laws of the BVI, Qudian BVI is not subject to tax on income or capital gains. In addition, upon payments of dividends by these companies to their shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

Qudian HK and Qufenqi HK are incorporated in Hong Kong and are subject to Hong Kong profits tax of 16.5% on their activities conducted in Hong Kong.

PRC

The VIEs and their subsidiaries domiciled in the PRC are subject to the statutory rate of 25%, in accordance with the Enterprise Income Tax law (the ‘‘EIT Law’’), which was effective since January 1, 2008 except for the following entities eligible for preferential tax rates.

As stipulated by the Taxation Law of PRC, the subsidiaries in Ganzhou are qualified enterprises engaged in industry under the Western Development Strategy and are therefore entitled to preferential tax rate of 15%. Xinjiang Qudian Technology Co., Ltd. is a qualified enterprise engaged in industry as a company established in the special economic development zone and is therefore entitled to an exemption from income tax from January 1, 2017 to December 31, 2020. Xiamen Qudian Technology Co., Ltd. was recognized as Software Enterprise and was thereby entitled to an income tax exemption for two years beginning from its first profitable taxation year of 2017, and a 50% reduction for the subsequent three years starting from the year of 2019.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

14. Income taxes - continued

Dividends, interests, rent or royalties payable by the Company’s PRC subsidiaries, to non-PRC resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% withholding tax, unless the respective non-PRC resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax.

The EIT Law of the PRC includes a provision specifying that legal entities organized outside PRC will be considered residents for Chinese income tax purposes if their place of effective management or control is within PRC. If legal entities organized outside PRC were considered residents for Chinese income tax purpose, they would become subject to the EIT Law on their worldwide income. This would cause any income from legal entities organized outside PRC earned to be subject to PRC’s 25% EIT. The Implementation Rules to the EIT Law provides that non-resident legal entities will be considered as PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, and properties, etc. reside within PRC.

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

The current and deferred component of income tax expenses which were substantially attributable to the Company’s PRC subsidiaries, VIEs and subsidiaries of the VIEs, are as follows:

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Current income tax expenses	144,628,149	353,218,915	285,682,721	41,550,828
Deferred income tax expenses	(17,787,699)	(97,672,912)	(127,952,203)	(18,609,876)
Total income tax expenses	126,840,450	255,546,003	157,730,518	22,940,952

The principal components of the deferred tax assets and liabilities are as follows:

	As of December 31,
	2017	2018
	RMB	RMB	US$
Non-current deferred tax assets
Allowance for loan principal and financing service fee receivables	138,683,016	307,612,727	44,740,416
Allowance for finance lease receivable	—	8,002,568	1,163,925
Allowance for other current assets	2,300,135	3,124,847	454,490
Guarantee liabilities	3,700,872	30,238,834	4,398,056
Share-based compensation	26,240,241	13,849,997	2,014,399
Investment loss under equity method	6,370,364	9,200,184	1,338,111
Deferred revenue	—	5,091,787	740,570
Net operating loss carry forwards	80,539,001	96,242,160	13,997,841
Less: valuation allowance	(142,373,018)	(229,950,290)	(33,444,883)
Non-current deferred tax assets, net	115,460,611	243,412,814	35,402,925

The Company operates through its subsidiaries, VIEs and subsidiaries of the VIEs and valuation allowance is considered on an individual entity basis. The Company recorded valuation allowance against deferred tax assets of those entities that were in a three-year cumulative financial loss and are not forecasting profits in the near future as of December 31, 2017 and 2018. In making such determination, the Company also evaluated a variety of factors including the Company’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

14. Income taxes - continued

As of December 31, 2017 and 2018, the Company had deferred tax assets related to net operating loss carry forwards of RMB 80,539,001 and RMB 96,242,160 (US$ 13,997,841), respectively, from its subsidiaries, VIEs and subsidiaries of the VIEs registered in the PRC, which can be carried forward to offset taxable income. The net operating losses will expire in years 2019 to 2023 if not utilized.

Reconciliation between the income taxes expense computed by applying the PRC tax rate to profit before income taxes and the actual provision for income taxes is as follows:

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Profit before income tax	703,493,068	2,420,004,823	2,649,046,731	385,287,867
PRC statutory income tax rate	25%	25%	25%	25%
Income tax at statutory tax rate	175,873,268	605,001,206	662,261,683	96,321,967
Effect of different tax rates	(72,661,772)	(367,422,131)	(574,131,524)	(83,503,967)
Exempt income	—	(2,064,183)	(2,720,020)	(395,611)
Expenses not deductible for tax purposes	183,808	4,298,559	27,662,307	4,023,316
Over-accrued EIT for previous years	—	—	(16,309,757)	(2,372,156)
Financial subsidy	(12,123,338)	(32,929,930)	(31,810,061)	(4,626,581)
Tax rate change	—	—	5,200,618	756,398
Changes in valuation allowance	35,568,484	48,662,482	87,577,272	12,737,586
Income tax expenses	126,840,450	255,546,003	157,730,518	22,940,952

Management has asserted to indefinitely reinvest the undistributed earnings of the subsidiaries located in the PRC. The cumulative amount of the temporary differences in respect of investments in foreign subsidiaries is RMB 6,015 million (US$ 875 million) as of December 31, 2018. Upon repatriation of the foreign subsidiaries and the VIEs’ earnings, in the form of dividends or otherwise, the Company would be subject to various PRC income taxes including withholding income tax. The related unrecognized deferred tax liabilities were approximately RMB 2,406 million (US$ 350 million).

Unrecognized Tax Benefit

As of December 31, 2017 and 2018, the Company had nil unrecognized tax benefit. A roll-forward of unrecognized tax benefits is as follows:

	For the years ended December 31,
	2017	2018
	RMB	RMB	US$
Balance at beginning of the year	—	—	—
Additions	—	74,169,005	10,787,434
Decreases	—	(74,169,005)	(10,787,434)
Balance at end of the year	—	—	—

In general, the PRC tax authority has up to five years to conduct examinations of the Company’s tax filings. Accordingly, as of December 31, 2018, the tax years ended December 31, 2014 through period ended as of the reporting date for the Company’s PRC subsidiaries remain open to examination by the PRC tax authorities.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

15. Earnings per share

The following table sets forth the computation of basic earnings per share for the years ended December 31, 2016, 2017 and 2018:

	For the years ended December 31,
	2016	2017		2018
	RMB	RMB	RMB	RMB	US$	RMB	US$
	Ordinary share	Class A	Class B	Class A	Class A	Class B	Class B
Earnings per share – basic:
Numerator:
Allocation of net income attributable to Qudian Inc. for basic computation	576,652,618	1,077,159,077	1,087,299,743	1,994,976,030	290,157,229	496,340,183	72,189,686
Millions of Shares (denominator):
Weighted average number of ordinary share outstanding – basic	79.31	62.90	63.49	255.19	255.19	63.49	63.49
Denominator used for basic earnings per share	79.31	62.90	63.49	255.19	255.19	63.49	63.49
Earnings per share – basic	7.27	17.13	17.13	7.82	1.14	7.82	1.14

The following table sets forth the computation of diluted earnings per share for the years ended December 31, 2016, 2017 and 2018:

	For the years ended December 31,
	2016	2017		2018
	RMB	RMB	RMB	RMB	US$	RMB	US$
	Ordinary share	Class A	Class B	Class A	Class A	Class B	Class B
Earnings per share – diluted:
Numerator:
Allocation of net income attributable to Qudian Inc. for diluted computation	576,652,618	1,714,215,136	450,243,684	2,000,018,251	290,890,590	491,297,962	71,456,325
Reallocation of net income attributable to Qudian Inc. as a result of conversion of	—	450,243,684	—	491,297,962	71,456,325	—	—
Class B to Class A shares
Allocation of net income attributable to Qudian Inc	576,652,618	2,164,458,820	450,243,684	2,491,316,213	362,346,915	491,297,962	71,456,325
Millions of Shares (denominator):
Weighted average number of ordinary share outstanding– basic	79.31	62.90	63.49	255.19	255.19	63.49	63.49
Dilutive effect of preferred shares	222.46	177.36	—	—	—	—	—
Conversion of Class B to Class A ordinary shares	—	63.49	—	63.49	63.49	—	—
Adjustments for dilutive share options	2.01	1.47	—	3.28	3.28	—	—
Denominator used for diluted earnings per share	303.78	305.22	63.49	321.96	321.96	63.49	63.49
Earnings per share – diluted	1.90	7.09	7.09	7.74	1.13	7.74	1.13

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

15. Earnings per share - continued

The following table sets forth the computation of basic and diluted earnings per ADS for the years ended December 31, 2017 and 2018:

	For the years ended December 31,
	2016	2017		2018
	RMB	RMB	RMB	RMB	US$	RMB	US$
	Ordinary share	Class A	Class B	Class A	Class A	Class B	Class B
Earnings per share – ADS:
Denominator used for earnings per
ADS – basic		41.44		113.82	113.82
Denominator used for earnings per
ADS – diluted		41.44		114.99	114.99
Earnings per ADS – basic		17.13		7.82	1.14
Earnings per ADS – diluted		7.09		7.74	1.13

16.Fair value measurements

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

Assets and liabilities measured at fair value on a recurring basis

The Company measured its short-term investments at fair value on a recurring basis. As of December 31, 2017, the short-term investments were wealth management products issued by China Merchants Bank that are redeemable at any time. The Company valued the short-term investments based on the quoted subscription/redemption price published by China Merchants Bank. As of December 31, 2018, the short-term investment was nil.

The Company measured its guarantee liabilities at fair value on a recurring basis. As the Company’s guarantee liabilities are not traded in an active market with readily observable prices, the Company uses significant unobservable inputs to measure the fair value of guarantee liabilities. Guarantee liabilities are categorized in the Level 3 valuation hierarchy based on the significance of unobservable factors in the overall fair value measurement. The Company did not transfer any assets or liabilities in or out of level 3 during the years ended December 31, 2017 and 2018.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

16. Fair value measurements - continued

Assets and liabilities measured at fair value on a recurring basis - continued

The following table summarizes the Company’s financial assets and liabilities measured and recorded at fair value on recurring basis as of December 31, 2017 and 2018:

	As of December 31, 2017
	Active market (Level 1)	Observable input (Level 2)	Non- observable input (Level 3)	Total
	RMB	RMB	RMB	RMB
Assets:
Short-term investments
Monetary wealth management products	—	300,000,000	—	300,000,000
Liabilities:
Guarantee liabilities	—	—	46,981,325	46,981,325

	As of December 31, 2018
	Active market (Level 1)	Observable input (Level 2)	Non- observable input (Level 3)	Total
	RMB	RMB	RMB	RMB
Liabilities:
Guarantee liabilities	—	—	302,604,578	302,604,578

	As of December 31, 2018
	Active market (Level 1)	Observable input (Level 2)	Non- observable input (Level 3)	Total
	US$	US$	US$	US$
Liabilities:
Guarantee liabilities	—	—	44,012,010	44,012,010

At December 31, 2017 and 2018, the discounted cash flow methodology is used to estimate the fair value of guarantee liabilities. The significant unobservable inputs used in the fair value measurement of guarantee liabilities include the discount rate and expected delinquency rates applied in the valuation models. These inputs in isolation can cause significant increases or decreases in fair value. Specifically, when a discounted cash flow model is used to determine fair value, the significant input used in the valuation model is the discount rate applied to present value the projected cash flows. Increases in the discount rate can significantly lower the fair value of guarantee liabilities; conversely a decrease in the discount rate can significantly increase the fair value of the guarantee liabilities. The discount rate is determined based on the market rates. Increase in the expected delinquency rates can significantly increase the fair value of guarantee liabilities; conversely a decrease in the expected delinquency rates can significantly decrease the fair value of guarantee liabilities.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

16. Fair value measurements - continued

Assets and liabilities measured at fair value on a recurring basis - continued

Significant Unobservable Inputs

		Range of Inputs Weighted - Average As of December 31,
Financial Liabilities	Unobservable Input	2017	2018
Guarantee liabilities	Discount rates	5.87%	4.89%
	Expected delinquency rates	0.70%-6.24%	0.32%-10.47%

Refer to Note 11 for additional information about Level 3 guarantee liabilities measured at fair value on a recurring basis for the years ended December 31, 2017 and 2018.

17.Related party balances and transactions

Name of related parties	Relationship with the Company
Luo Min	Founder, chief executive officer and controlling shareholder of the Company
Qufenqi Inc.	Ultimate legal holding company of Beijing Happy Time before December 31, 2015
Alipay.com Co., Ltd.	Company controlled by party that has significant influence over the Company before December 8, 2018
Ganzhou QuCampus	Company’s equity method investee
Ganzhou Happy Share Capital Management LLP	Company controlled by Founder
Zhima Credit Management Co., Ltd.	Company controlled by party that has significant influence over the Company before December 8, 2018
Chongqing Alibaba Small Loan Co., Ltd.	Company controlled by party that has significant influence over the Company before December 8, 2018
Ant Zhixin (Hangzhou) Information Technology Co., Ltd.	Company controlled by party that has significant influence over the Company before December 8, 2018
Guosheng Financial Holding Inc.	Company controlled by Director before August 24, 2018
Guosheng Securities Asset Management Co., Ltd.	Company controlled by Director before August 24, 2018
Alibaba Cloud Computing Co., Ltd.	Company controlled by the ultimate controlling individual of shareholder before December 8, 2018
Key management and their immediate families	The Company’s key management and their immediate families

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

17.Related party balances and transactions - continued

17.1 Amounts due to related parties

		As of December 31,
	Note	2017	2018
		RMB	RMB	US$
Qufenqi Inc.	(i)	813,326	—	—
Guosheng Financial Holding Inc.	(ii)	631,746,787	—	—
Guosheng Securities Asset Management Co., Ltd.	(ii)	83,475,455	—	—
Alipay.com Co., Ltd.		418,597	—	—
Zhima Credit Management Co., Ltd.	(iii)	3,108,873	—	—
Total		719,563,038	—	—

(i)	The balance represents the transactions from daily operations, which is interest free and payable on demand.
(ii)	The balance represents the borrowings and interests payable arising from consolidated trusts.
(iii)	The balance represents the credit assessment and advertising platform service fee payables.

17.2 Amounts due from related parties

		As of December 31,
	Note	2017	2018
		RMB	RMB	US$
Short-term amounts due from related parties
Qufenqi Inc.		27,475	—	—
Ganzhou QuCampus		23,714	—	—
Ganzhou Happy Share Capital Management LLP		770	2,071	301
Alipay.com Co., Ltd.	(i)	549,842,011	—	—
Alibaba Cloud Computing Co., Ltd.		320,853	—	—
Key management and their immediate families
Loan principal and financing service fee receivables	(ii)	1,000,000	—	—
Total short-term amounts due from related parties		551,214,823	2,071	301
Total amounts due from related parties		551,214,823	2,071	301

(i)

The balance represents the amount deposited in the Company’s Alipay account. Such amount is unrestricted as to withdrawal and use and readily available to the Company on demand. As of December 31, 2018, the balance was presented in other current assets in the consolidated balance sheets.

(ii)	Key management and their immediate families borrowed funds through the Company’s financing platform.

The movement of the loan principal and financing service fee receivables due from key management and their immediate families is as follows:

	As of December 31,
	2017	2018
	RMB	RMB	US$
Balance at beginning of the year	1,272,318	1,000,000	145,444
Loan principal and financing service fee receivables	—	—	—
Payments	(272,318)	(1,000,000)	(145,444)
Balance at end of the year	1,000,000	—	—

As of December 31, 2017 and 2018, the total outstanding balance, which was due on demand, interest free and uncollateralized due from these related parties, was RMB1,000,000 and RMB nil (US$ nil), respectively.

The Company does not plan to enter into similar transactions with related parties in the future.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

17.	Related party balances and transactions - continued

17.3 Transactions with related parties

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Service income
Key management and their immediate families	90,539	4,551	—	—
Cost of revenues
Alipay.com Co., Ltd.	41,186,645	114,175,547	58,835,038	8,557,201
Zhima Credit Management Co., Ltd.	6,150,041	21,435,176	9,265,375	1,347,593
Alibaba Cloud Computing Co., Ltd.	—	23,173,116	30,297,435	4,406,579
Chongqing Alibaba Small Loan Co., Ltd.	—	3,151,324	—	—
Ant Zhixin (Hangzhou) Information Technology Co., Ltd.	—	—	1,095,684	159,361
Guosheng Financial Holding Inc.	—	56,746,787	42,900,685	6,239,646
Guosheng Securities Asset Management Co., Ltd.	—	2,327,277	5,216,614	758,725
	47,336,686	221,009,227	147,610,831	21,469,105
Sales and marketing
Zhima Credit Management Co., Ltd.	36,149,807	16,033,107	—	—
Alipay.com Co., Ltd.	—	222,081,862	32,542,281	4,733,078
	36,149,807	238,114,969	32,542,281	4,733,078

18. Share-based compensation

Stock options

On December 9, 2016, as a part of the restructuring, the Board of Directors of Qudian Inc. approved the 2016 Equity Incentive Plan (the “2016 Plan”), as well as the cancelation of the 2015 Share Plan and the 2015 Incentive Plan Supplementary Agreement which were approved on December 26, 2015 and May 1, 2016, respectively. During the year ended December 31, 2016, the Company granted a total of 15,299,019 of share options for the ordinary shares of Qudian Inc. under 2016 Plan. The Company granted 12,364,319 share options under the 2016 Plan to the employees as replacement awards for the 2015 plan. All the share options granted under 2016 Plan were vested over 3 to 5 years. The 2016 Plan expires 10 years from the date of the grant.

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

On March 12, 2018, the Company granted 998,000 options under the 2016 Plan. On October 1, 2018, the Company granted 20,000 options under the 2016 Plan. On November 30, 2018, the Company granted 10,000 options to one independent non-executive director under the 2016 Plan. On December 20, 2018, the Company granted 2,608,000 options under the 2016 Plan. 25% of the options will vest upon each subsequent anniversary of the engagement date.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

18. Share-based compensation - continued

Stock options – continued

For the year ended December 31, 2018, the Company estimated the fair value of the options based on the quoted share price at grant date. Due to the options low exercise price, the various assumptions used in the binomial option pricing model will not have a material impact in the calculation of the fair value of the options. For the years ended December 31, 2016 and 2017, the Company calculated the estimated fair value of the options on the respective grant dates using a binomial option pricing model with assistance from independent valuation firm. Assumptions used to determine the fair value of share options granted during 2016 and 2017 are summarized in the following table:

	For the years ended December 31,
	2016	2017
Risk-free interest rate (%)	2.47	1.56 to 2.33
Volatility (%)	49.8 to 49.9	50.9 to 52.4
Expected exercise multiple	2.2 to 2.8	2.2 to 2.8
Dividend yield	Nil	Nil
Expected life (in years)	10	10
Exercise price	Nil	Nil
Fair value of ordinary shares (RMB)	25.89 to 26.04	81.94 to 94.22

The Company recognized compensation cost for the share options on a graded vesting basis. The total share-based compensation expenses recognized by the Company for the share option granted were RMB 22,133,620, RMB 64,055,851 and RMB 57,981,487 (US$ 8,433,058) for the years ended December 31, 2016, 2017 and 2018, respectively.

A summary of share option activity under the 2016 Plan for the year ended December 31, 2018 is as follows:

		Weighted average	Weighted average	Weighted average remaining	Aggregated
	Number of shares	exercise price	grant date fair value	contractual term	intrinsic value
		RMB	RMB	Years	RMB
Balance, December 31, 2017	15,752,273	—	28.51	8.97	1,358,130,772
Granted	3,636,000	—	53.79
Exercised	(3,590,783)	—	43.40
Forfeited	(583,975)	—	67.79
Balance, December 31, 2018	15,213,515	—	29.53	8.38	424,630,143
Vested and expected to vest
as of December 31, 2018	14,813,554	—	31.53	8.38	413,466,692
Exercisable, December 31, 2018	9,864,962	—	25.25	7.96	275,344,667

The aggregate intrinsic value in the table above represents the difference between the Company’s closing stock price on the last trading day in 2018 and the exercise price. Total intrinsic value of options exercised for the years ended December 31, 2016, 2017 and 2018 was RMB nil, RMB nil and RMB 155,850,409 (US$ 22,667,502) respectively.

As of December 31, 2018, total unrecognized compensation expense relating to unvested share options was RMB 139,310,631(US$ 20,261,891). The expense is expected to be recognized over a weighted-average period of 3.52 years.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

18. Share-based compensation - continued

Stock options - continued

For the years ended December 31, 2016, 2017 and 2018, the Company allocated share-based compensation expense as follows:

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Sales and marketing	690,486	1,890,690	5,641,771	820,562
General and administrative	18,986,103	42,848,932	38,586,741	5,612,209
Research and development	2,457,031	19,316,229	13,752,975	2,000,287
	22,133,620	64,055,851	57,981,487	8,433,058

19. Commitments and contingencies

Operating lease commitments

The Company leases certain office premises under non-cancelable leases. Rental expenses under operating leases for the years ended December 31, 2016, 2017 and 2018 were RMB 11,253,841, RMB 15,931,076 and RMB 49,673,943 (US$ 7,224,775), respectively.

Future minimum lease payments under non-cancelable operating leases agreements consist of the following as of December 31, 2018:

	RMB	US$
Year ending December 31:
2019	29,504,842	4,291,301
2020	18,334,607	2,666,658
2021 and after	17,596,725	2,559,338
Total	65,436,174	9,517,297

The Company’s operating lease commitments have no renewal options, rent escalation clauses and restriction or contingent rents.

Capital Commitments

The Company’s capital commitments relate primarily to commitments in connection with its plan to build an office building and innovation center. Total capital commitments contracted but not yet reflected in the financial statements amounted to RMB 99,484,045 (US$ 14,469,354) as of December 31, 2018. All of the commitments relating to the construction will be settled in installments.

Investment Commitment

The Company’s investment commitment relates to its equity method investee Ganzhou QuCampus. Refer to Note 8 for additional information.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

On April 28, 2017, the Company’s shareholders and the Board of Directors resolved that the Company accepted from Qufenqi Holding Limited the surrender of 15,814,019 of the said issued ordinary shares (the “Surrendered Shares”) at no consideration and all the Surrendered Shares were canceled.

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

As of December 31, 2018 there were 243,425,092 and 63,491,172 Class A and Class B ordinary shares issued, 232,952,916 and 63,491,172 Class A and Class B ordinary shares outstanding respectively.

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

On November 25, 2017, the Board of Directors of the Company authorized an amendment to the Share Repurchase Program by increasing the maximum amount from US$100 million to US$300 million. As of December 31, 2017, the Company had repurchased under the Share Repurchase Program an aggregate of 4,537,115 ADSs, representing 4,537,115 Class A ordinary shares, at an average price of $14.03 per ADS, for US$63,658,143 (RMB 421,164,802).

On December 13, 2018, the Board of Directors of the Company authorized another share repurchase program, pursuant to which the Company was authorized to repurchase its own issued and outstanding ADS up to an aggregate value of US$300 million from the open market, in negotiated transactions off the market, or through other legally permissible means in accordance with applicable securities laws from time to time.

As of December 31, 2018, the Company repurchased an aggregate of 37,774,874 ADSs, representing 37,774,874 Class A ordinary shares under the Share Repurchase Program, at an average price of $7.24 per ADS, for US$ 273,577,191 (RMB 1,831,387,268). As of December 31, 2018, 27,302,698 shares were cancelled. The remaining balance of treasury shares represents 10,472,176 Class A ordinary shares, at an average price of $5.01 per ADS, for US$ 52,423,156 (RMB 362,130,324). These shares were recorded at their purchase cost on the consolidated balance sheets and have not been canceled as of December 31, 2018.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

22. Segment reporting

The operations of the Company are organized into two segments, consisting of installment credit services and automobile financing services. Installment credit services represents traditional online installment credit business, including cash installment credit services and merchandise installment credit services. Automobile financing services represents the business of sales-type lease and vehicle sales with guarantee.

The Company derives the results of the segments directly from its internal management reporting system. The CODM measures the performance of each segment based on metrics of total assets, revenues and earnings from operations and uses these results to evaluate the performance of, and to allocate resources to, each of the segments. The Company does not allocate any share-based compensation expenses to its segments as the CODM does not use this information to measure the performance of the operating segments. As substantially all of the Company’s long-lived assets and revenues are located in and derived from the PRC, geographical segments are not presented.

The table below provides a summary of the Company’s operating segment results for the years ended December 31, 2016, 2017 and 2018.

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Revenues:
Installment credit services	1,442,846,339	4,749,249,922	5,405,029,804	786,128,980
- Financing income	1,271,455,857	3,642,151,122	3,452,148,166	502,094,126
- Sales commission fee	126,693,335	797,167,074	307,492,444	44,722,921
- Penalty fees	22,943,166	7,922,374	27,891,913	4,056,711
- Loan facilitation income and others	21,753,981	302,009,352	1,617,497,281	235,255,222
Automobile financing services	—	26,116,130	2,287,312,500	332,675,805
- Financing income	—	32,645	83,127,614	12,090,410
- Sales income	—	26,083,472	2,174,788,821	316,309,915
- Penalty fees	—	13	120,717	17,557
- Loan facilitation income and others	—	—	29,275,348	4,257,923
Total consolidated revenues	1,442,846,339	4,775,366,052	7,692,342,304	1,118,804,785
Income from operations:
Installment credit services	713,074,210	2,454,048,135	3,170,766,608	461,168,877
Automobile financing services	—	(32,396,552)	(423,416,975)	(61,583,445)
Total segment income from operations	713,074,210	2,421,651,583	2,747,349,633	399,585,432
Unallocated expenses	—	(425,780)	(57,981,487)	(8,433,058)
Total consolidated income from operations	713,074,210	2,421,225,803	2,689,368,146	391,152,374
Total other expense, net	(9,581,142)	(1,220,980)	(40,321,415)	(5,864,507)
Net income before income taxes	703,493,068	2,420,004,823	2,649,046,731	385,287,867

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

Under PRC regulations, the subsidiaries of the VIEs in the PRC with microloan license are required to provide a statutory reserve, which is appropriated from net income as reported in the Company’s statutory accounts. The Company is required to allocate 1.5% of its balance of loan principal to the statutory reserve. The statutory reserves can only be used for specific purposes and not distributable as cash dividends.

Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the Board of Directors of the subsidiaries. The PRC entities are also subject to similar statutory reserve requirements. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances or cash dividends.

Amounts restricted that include paid-in capital and statutory reserve funds, as determined pursuant to PRC GAAP, were RMB 4,666 million and RMB 6,482million (US$ 943 million) as of December 31, 2017 and 2018.

24. Condensed financial information of the parent company

The following is the condensed financial information of the Company on a parent company only basis.

Condensed balance sheets

	As of December 31,
	2017	2018
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	2,511,803,710	543,307,703	79,020,828
Short-term amounts due from related parties	2,277,228,227	2,970,270,234	432,007,888
Other current assets	4,564,046	1,715,437	249,500
Total current assets	4,793,595,983	3,515,293,374	511,278,216
Non-current assets:
Investments in subsidiaries, VIEs and VIEs’ subsidiaries	4,585,078,902	7,312,249,746	1,063,522,616
Total non-current assets	4,585,078,902	7,312,249,746	1,063,522,616
TOTAL ASSETS	9,378,674,885	10,827,543,120	1,574,800,832

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

24.Condensed financial information of the parent company – continued

Condensed balance sheets - continued

	As of December 31,
	2017	2018
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities:
Accrued expenses and other current liabilities	1,378,058	2,536,138	368,866
Short-term amounts due to related parties	4,971,082	4,393,726	639,041
Total current liabilities	6,349,140	6,929,864	1,007,907
TOTAL LIABILITIES	6,349,140	6,929,864	1,007,907
Commitments and contingencies
Shareholders’ equity
Class A Ordinary shares (US$0.0001 par value; 656,508,828 shares authorized, 266,884,398 shares issued and 262,347,283 shares outstanding, as of December 31, 2017; 656,508,828 shares authorized, 243,425,092 shares issued and 232,952,916 shares outstanding, as of December 31, 2018)	177,140	161,442	23,481
Class B Ordinary shares (US$0.0001 par value; 63,491,172 shares authorized, 63,491,172 shares issued and outstanding, as of December 31, 2017 and 2018)	43,836	43,836	6,376
Treasury stock	(421,164,802)	(362,130,324)	(52,669,671)
Additional paid-in capital	5,441,668,033	4,030,410,733	586,198,929
Accumulated other comprehensive income/(loss)	(329,387,410)	(44,858,239)	(6,524,361)
Retained earnings	4,680,988,948	7,196,985,808	1,046,758,171
Total shareholders’ equity	9,372,325,745	10,820,613,256	1,573,792,925
TOTAL LIABILITIES
AND SHAREHOLDERS’ EQUITY	9,378,674,885	10,827,543,120	1,574,800,832

Condensed statements of comprehensive income

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Share-based compensation expense	(22,133,620)	(66,522,766)	(55,734,443)	(8,106,239)
General and administrative	—	(7,263,250)	(26,615,449)	(3,871,057)
Interest and investment income, net	—	6,189,009	9,919,513	1,442,733
Other non-interest income	—	—	5,701,978	829,318
Foreign exchange loss, net	—	—	(92,089,724)	(13,393,895)
Share of profit in subsidiaries, VIEs and VIEs’ subsidiaries	598,786,238	2,315,454,720	2,549,589,488	370,822,411
Net income before income taxes	576,652,618	2,247,857,713	2,390,771,363	347,723,271
Income tax expense	—	—	—	—
Net income	576,652,618	2,247,857,713	2,390,771,363	347,723,271
Other comprehensive income
Foreign currency translation adjustment	—	(329,387,410)	284,529,171	41,383,052
Total comprehensive income	576,652,618	1,918,470,303	2,675,300,534	389,106,323

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

24. Condensed financial information of the parent company – continued

Condensed statements of cash flows

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income	576,652,618	2,247,857,713	2,390,771,363	347,723,271
Adjustments to reconcile net income to net cash used in operating activities:
Share of profit in subsidiaries, VIEs and VIEs’ subsidiaries	(598,786,238)	(2,315,454,720)	(2,549,589,488)	(370,822,411)
Share-based compensation expense	22,133,620	66,522,766	55,734,443	8,106,239
Foreign exchange loss net	—	—	92,089,724	13,393,895
Changes in operating assets and liabilities:
Receivables from related party	—	(22,577)	(5,508,535)	(801,183)
Other current receivables	—	(4,564,046)	2,848,608	414,313
Other current payables	—	1,378,058	1,158,081	168,436
Net cash used in operating activities	—	(4,282,806)	(12,495,804)	(1,817,440)
Net cash used in investing activities	—	(2,033,240,388)	(562,307,977)	(81,784,303)
Net cash (used in) /provided by financing activities	—	4,881,181,230	(1,410,797,361)	(205,191,966)
Effect of exchange rate changes on cash and cash equivalents	—	(331,854,326)	17,105,135	2,487,839
Net (decrease)/increase in cash and cash equivalents	—	2,511,803,710	(1,968,496,007)	(286,305,870)
Cash and cash equivalents at beginning of the year	—	—	2,511,803,710	365,326,698
Cash and cash equivalents at end of the year	—	2,511,803,710	543,307,703	79,020,828

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

The parent company records its investment in its subsidiaries and VIEs under the equity method of accounting as prescribed in ASC 323, Investments-Equity Method and Joint Ventures. Such investments are presented on the condensed balance sheets as “Investment in subsidiaries and VIEs” and their respective profit or loss as “Equity in profits of subsidiaries and VIEs” on the condensed statements of comprehensive income. Equity method accounting ceases when the carrying amount of the investment, including any additional financial support, in a subsidiary and VIEs is reduced to zero unless the parent company has guaranteed obligations of the subsidiary and VIEs or is otherwise committed to provide further financial support. If the subsidiary and VIEs subsequently reports net income, the parent company shall resume applying the equity method only after its share of that net income equals the share of net losses not recognized during the period the equity method was suspended.

The parent company’s condensed financial statements should be read in conjunction with the Company’s consolidated financial statements