Form 20-F
period 2019-12-31
Qudian Inc.
filed 2020-04-27
CIK 1692705

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
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
Min Luo, Chairman and Chief Executive Officer
Telephone: telephone:
+86-592-5911580
Email: ir@qudian.com
At the address of the Company set forth above
(Name, Telephone,
E-mail
and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares, each representing one Class A ordinary share	QD	New York Stock Exchange
Class A ordinary shares, par value nominal or US$0.0001 per share*	N/A	New York Stock Exchange

*	Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares.
Securities registered or to be registered pursuant to Section 12(g)
None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.	190,238,854 Class A ordinary shares 63,491,172 Class B ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.	☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.	☐ Yes ☒ No

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.
☒

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

i

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM
20-F
Except where the context otherwise requires, references in this annual report to:
•	“active borrowers” are to borrowers who have drawn down credit in the specified period;
•	“ADSs” are to our American depositary shares, each of which represents one Class A ordinary share, and “ADRs” are to the American depositary receipts that evidence our ADSs;
•	“amount of transactions” are to the aggregate principal amount of credit drawdowns that are provided to borrowers in the specified period, which are comprised of (i) credit drawdowns that are facilitated under our loan book business and (ii) credit drawdowns that are facilitated under our transaction services business;
•	“Ant Financial” are to Ant Small and Micro Financial Services Group Co., Ltd., a company organized under the laws of the PRC, and its affiliates; API (Hong Kong) Investment Limited, which is wholly owned by Ant Financial, is one of our principal shareholders;
•	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan, the Hong Kong Special Administrative Region and the Macao Special Administrative Region;
•	“D1 delinquency rate” are to the balance of the total amount of principal and financing service fees that became overdue as of a specified date, divided by the total amount of principal and financing services fees that was due for repayment as of such date, in each case with respect to our loan book business and transaction services business;
•	“loan book business” are to our business of offering small credit products to consumers; the relevant transactions may be funded by our institutional funding partners or our own capital, and we undertake credit risk for such transactions;
•	“M1+ delinquency coverage ratio” are to the balance of allowance for principal and financing service fee receivables at the end of a period, divided by the total balance of outstanding principal for on-balance
sheet transactions for which any installment payment was more than 30 calendar days past due as of the end of such period;
•	“M1+ delinquency rate by vintage” are to the total outstanding principal balance of the transactions of a vintage for which any repayment is overdue for more than 30 days, divided by the total initial principal of the transactions facilitated in such vintage;
•	“new borrowers” are to borrowers who drew down credit for the first time from our platform; new borrowers who have made at least two drawdowns in the relevant period are also counted as repeat borrowers;
•	“number of transactions” are to the number of credit drawdowns facilitated by us to borrowers, which are comprised of (i) credit drawdowns that are facilitated under our loan book business and (ii) credit drawdowns that are facilitated under our transaction services business;
•	“off-balance sheet transactions” are to credit drawdowns under our loan book business that are not recorded on our balance sheets; we bear credit risk for such transactions;
•	“on-balance sheet transactions” are to credit drawdowns under our loan book business that are recorded on our balance sheets;
•	“outstanding borrowers” are to borrowers who have outstanding loans under either the loan book business or the transaction services business as of a specified date;
•	“provision ratio” are to the amount of provision for loan principal and financing service fee receivables incurred during a period as a percentage of the total amount of on-balance
sheet transactions facilitated during such period;

•	“P2P platforms” are to financial information intermediaries that are engaged in lending information business and directly provide peers, which can be natural persons, legal persons or other organizations, with lending information services;
•	“Qudian marketplace” are to our online marketplace where consumers purchase merchandise offered by third-party merchandise suppliers with our merchandise credit products.
•	“registered users” are to individuals who have registered with us;
•	“repeat borrowers” are to active borrowers in the specified period who have made at least two drawdowns since such borrowers’ registration with us until the end of the specified period;
•	“RMB” or “Renminbi” are to the legal currency of China;
•	“small credit products” are to cash or merchandise credit products that are less than RMB5,000 in amount;
•	“transaction services business” are to our business of offering loan recommendation and referral services to third-party financial service providers; we assume no credit risk for the transactions facilitated under the transaction services business;
•	“transactions” are to borrowers’ credit drawdowns from our platform;
•	“Wanlimu” are to our online luxury fashion products platform;
•	“US$,” “U.S. dollars,” or “dollars” are to the legal currency of the United States;
•	“vintage” are to the on-balance sheet transactions and off-balance sheet transactions facilitated under the loan book business during a specified time period; and
•	“we,” “us,” “our company” and “our” are to Qudian Inc., its subsidiaries, its consolidated VIEs and/or their respective subsidiaries, as the context requires.
The translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.9618 to US$1.00, the exchange rates set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2019. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On March 31, 2020, the noon buying rate for Renminbi was RMB7.0808 to US$1.00.

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
•	our goal and strategies;
•	our expansion plans;
•	our future business development, financial condition and results of operations;
•	our expectations regarding demand for, and market acceptance of, our credit products and services;
•	our expectations regarding keeping and strengthening our relationships with borrowers, institutional funding partners, merchandise suppliers and other parties we collaborate with; and
•	general economic and business conditions.
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
The following selected consolidated statements of operations for the years ended December 31, 2017, 2018 and 2019 and selected consolidated balance sheets as of December 31, 2018 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected consolidated statements of operations for the years ended December 31, 2015 and 2016 and selected consolidated balance sheets as of December 31, 2016 and 2017 have been derived from our audited consolidated financial statements not included in this annual report.
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

	Year Ended December 31
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Condensed Consolidated Statement of Operations Data:
Revenues
Financing income	153,554	1,271,456	3,642,184	3,535,276	3,510,055	504,188
Sales commission fee	62,182	126,693	797,167	307,492	356,812	51,253
Sales income	—	—	26,083	2,174,789	431,946	62,045
Penalty fees	19,271	22,943	7,922	28,013	44,354	6,371
Loan facilitation income and other related income	—	21,754	302,010	1,646,773	2,297,413	330,003
Transaction services fee and other related income	—	—	—	—	2,199,464	315,933
Total revenues	235,007	1,442,846	4,775,366	7,692,343	8,840,044	1,269,793
Cost of revenues
Cost of goods sold	—	—	(23,895)	(2,003,642)	(366,015)	(52,575)
Cost of other revenues	(148,417)	(267,862)	(856,951)	(731,786)	(535,773)	(76,959)

Total cost of revenues	(148,417)	(267,862)	(880,846)	(2,735,428)	(901,788)	(129,534)

	Year Ended December 31
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Operating expenses(1)
Sales and marketing	(192,603)	(182,458)	(431,749)	(540,551)	(280,616)	(40,308)
General and administrative	(42,426)	(108,786)	(183,674)	(255,867)	(286,059)	(41,090)
Research and development	(37,530)	(52,275)	(153,258)	(199,560)	(204,781)	(29,415)
Changes in guarantee liabilities and risk assurance liabilities	—	(861)	(150,152)	(116,593)	(1,143,427)	(164,242)
Provision for receivables and other assets	(45,111)	(132,176)	(605,164)	(1,178,723)	(2,283,126)	(327,951)

Total operating expenses	(317,670)	(476,556)	(1,523,997)	(2,291,294)	(4,198,009)	(603,006)
Other operating income	—	14,646	50,703	23,748	108,508	15,586

Income/ (loss) from operations	(231,078)	713,074	2,421,226	2,689,369	3,848,755	552,839
Interest and investment income, net	2,889	1,857	4,211	35,740	20,872	2,998
Foreign exchange gain/(loss), net	752	(9,651)	(7,177)	(90,771)	6,635	953
Other income	779	47	2,108	15,231	24,583	3,531
Other expenses	(6,505)	(1,834)	(363)	(522)	(10,323)	(1,483)

Net income/ (loss) before income taxes	(233,164)	703,493	2,420,005	2,649,047	3,890,522	558,838
Income tax expenses	—	(126,840)	(255,546)	(157,731)	(626,234)	(89,953)

Net income /(loss)	(233,164)	576,653	2,164,459	2,491,316	3,264,288	468,886

Net Income/(loss) attributable to Qudian Inc.’s shareholders	(233,164)	576,653	2,164,459	2,491,316	3,264,288	468,886

Earnings/(loss) per share for Class A and Class B ordinary shares
— Basic	(2.94)	7.27	17.13	7.82	11.72	1.68
Earnings/(loss) per share for Class A and Class B ordinary shares
— Diluted	(2.94)	1.90	7.09	7.74	10.94	1.57
Earnings per ADS (1 Class A ordinary share equals 1 ADSs)
— Basic			17.13	7.82	11.72	1.68
Earnings per ADS (1 Class A ordinary share equals 1 ADSs)
— Diluted			7.09	7.74	10.94	1.57

	Year Ended December 31
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Weighted average number of Class A and Class B ordinary shares outstanding
— Basic	79,305,191	79,305,191	126,390,196	318,685,836	278,531,382	278,531,382
Weighted average number of Class A and Class B ordinary shares outstanding
— Diluted	79,305,191	303,778,745	305,221,444	321,955,142	300,457,711	300,457,711

Other comprehensive loss:
Foreign currency translation adjustment	—	—	(77,947)	33,089	31,893	4,581

Total comprehensive income/(loss)	(233,164)	576,653	2,086,512	2,524,405	3,296,181	473,467

Total comprehensive income/(loss) attributable to Qudian Inc.’s shareholders	(233,164)	576,653	2,086,512	2,524,405	3,296,181	473,467

(1)	Share-based compensation expenses are allocated in operating expenses as follows:

	For the year ended December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Sales and marketing	23,691	690	1,891	5,641	4,482	644
General and administrative	11,425	18,986	42,849	38,587	74,312	10,674
Research and development	20,492	2,457	19,316	13,753	8,505	1,222

Total share-based compensation expenses	55,607	22,134	64,056	57,981	87,299	12,540

	As of December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
		(in thousands)
Summary Consolidated Balance Sheets:
Cash and cash equivalents	210,114	785,770	6,832,306	2,501,188	2,860,938	410,948
Restricted cash	—	—	2,252,646	339,827	1,257,649	180,650
Time deposits	—	—	—	—	231,132	33,200
Short-term amounts due from related parties (1)	34,930	585,906	551,215	2	—	—
Short-term loan principal and financing service fee receivables, net	2,060,768	4,826,791	8,758,545	8,417,821	7,894,697	1,134,002
Short-term finance lease receivables, net	—	—	8,508	508,647	398,256	57,206
Short-term contract assets	—	—	—	903,436	2,741,914	393,851
Long-term loan principal and financing service fee receivables	177,582	87,822	—	665,653	424	61
Long-term finance lease receivables, net	—	—	17,900	649,243	239,697	34,430
Long-term contract assets	—	—	—	15,597	273,597	39,300
Total assets	2,675,596	7,117,599	19,380,416	16,253,375	18,361,604	2,637,479
Short-term borrowings and interest payables	1,562,883	4,183,231	7,979,415	3,860,441	1,049,570	150,761
Long-term borrowings and interest payables	89,358	76,052	510,024	413,400	—	—
Total liabilities	3,306,965	4,604,010	9,840,049	5,432,762	6,437,552	924,696
Total mezzanine equity	5,943,978	5,943,978	—	—	—	—
Total shareholders’ equity / (deficit)	(6,575,347)	(3,430,389)	9,540,367	10,820,613	11,924,052	1,712,783

(1)	Includes RMB33.8 million, RMB404.6 million and RMB549.8 million deposited in our Alipay accounts as of December 31, 2015 and 2016, 2017. Such amount is unrestricted as to withdrawal and use and readily available to us on demand.
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

	For the year ended December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Adjusted net income/(loss) (1)	(177,557)	598,787	2,228,515	2,549,297	3,351,587	481,426

(1)	Adjusted net income/(loss) is defined as net income/(loss) excluding share-based compensation expenses.

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
The following table reconciles our adjusted net income/(loss) in the years presented to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net income/(loss):

	For the year ended December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Net income/(loss)	(233,164)	576,653	2,164,459	2,491,316	3,264,288	468,886
Add: share-based compensation expenses	55,607	22,134	64,056	57,981	87,299	12,540
Adjusted net income/(loss)	(177,557)	598,787	2,228,515	2,549,297	3,351,587	481,426
Exchange Rate Information
Substantially all of our operations are conducted in China and all of our revenues is denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.9618 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2019. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.
B.	Capitalization and Indebtedness
Not Applicable.
C.	Reasons for the Offer and Use of Proceeds
Not Applicable.
D.	Risk Factors
Risks Related to Our Business and Industry
We have a limited operating history in a new and evolving market, which makes it difficult to evaluate our future prospects.
The online consumer finance market in the PRC is new and may not develop as expected. The regulatory framework for this market is also evolving and may remain uncertain for the foreseeable future. See “— The laws and regulations governing the online consumer finance industry in the PRC are still at a nascent stage and subject to further change and interpretation. If our business practices or the business practices of our institutional funding partners are deemed to violate any PRC laws or regulations, our business, financial condition, results of operations and prospects would be materially and adversely affected.” Prospective borrowers may not be familiar with this market and may have difficulty distinguishing our platform from those of our competitors, both online and offline. Convincing prospective borrowers of the value of our platform is critical to increasing the amount of transactions to borrowers and to the success of our business.
We launched our business in 2014 and have a limited operating history. We have limited experience in most aspects of our business operation, such as credit product offerings, data-driven credit assessment and the development of long-term relationships with borrowers, institutional funding partners and merchandise suppliers.
In addition, we have limited experience in serving our current target borrower base. In November 2015, we shifted our focus from college students to young consumers in general, a more diverse customer base for whom traditional credit data is often unavailable. Through our technology platform, we operate (i) a loan book business, whereby we offer small credit products to consumers and undertake the related credit risk, and (ii) a transaction services business, whereby we offer loan recommendation and referral services to third-party financial service providers and assume no credit risk. We evaluate and approve prospective borrowers’ credit applications submitted online, and we currently rely on institutional funding partners and trusts established in collaboration with trust companies to fund such credit drawdowns. In the second half of 2018, we launched an open platform for transaction services business. As our business develops or in response to competition, we may continue to introduce new credit products and services, make adjustments to our existing credit products and services, make adjustments to our business operation in general, or look for other business opportunities in the market. For example, we may implement more stringent borrower qualifications to reduce the delinquency rates of transactions facilitated by us, which may negatively affect the growth of our business. We will also seek to expand the base of prospective borrowers that we serve, which may result in higher delinquency rates of transactions facilitated by us. In addition, we rely on our institutional funding partners to fund the credit that we facilitate. Our ability to continuously attract low-cost
funding sources is also critical to our business. Any significant change to our business model not achieving expected results may have a material and adverse impact on our financial condition and results of operations. It is therefore difficult to effectively assess our future prospects.
You should consider our business and prospects in light of the risks and challenges we encounter or may encounter given the rapidly-evolving market in which we operate and our limited operating history. These risks and challenges include our ability to, among other things:
•	offer personalized and competitive credit products;

•	increase the utilization of our credit products by existing borrowers as well as new borrowers;

•	offer attractive financing service fees while driving the growth and profitability of our business;

•	maintain low delinquency rates of transactions facilitated by us;

•	develop sufficient, diversified, cost-efficient and reputable institutional funding sources;

•	maintain and enhance our relationships with our other business partners, including merchandise suppliers and financial service providers that participate on our open platform;

•	continue to broaden our prospective borrower base;

•	navigate a complex and evolving regulatory environment;

•	improve our operational efficiency;

•	attract, retain and motivate talented employees to support our business growth;

•	enhance our technology infrastructure to support the growth of our business and maintain the security of our system and the confidentiality of the information provided and utilized across our system;

•	navigate economic condition and fluctuation; and

•	defend ourselves against legal and regulatory actions, such as actions involving intellectual property or privacy claims.

We launched Wanlimu, an online luxury fashion products platform, in March 2020. While we expect our new
e-commerce
business will enable us to capitalize on sizable market opportunities, it also presents new challenges. The success of the Wanlimu platform will depend on, among other things, our abilities to understand consumer preferences and behavior, price merchandise competitively, acquire users cost-effectively and manage inventory risk. We need to partner with qualified suppliers and source high quality products from them on favorable terms. We also need to timely deliver products to customers at the fulfillment stage and effectively address customer complaints at the after-sales stage. Given our limited experience in
e-commerce
industry, we may not be able to successfully address the relevant challenges, which could significantly harm our business, results of operations and financial condition.
We have faced significant challenges recently, and our business, results of operations and financial condition have been adversely affected by these challenges.
China’s online consumer finance industry was affected by several regulatory developments in the fourth quarter of 2019, including further restrictions on loan collection practices, more stringent user data privacy rules and the requirements for P2P lending platforms to orderly exit their P2P businesses. These regulatory developments have reduced the availability of funding for consumer credit and driven up delinquency rates across the online consumer finance industry, including our loan portfolio. Our D1 delinquency rate, a more real-time representation of our portfolio asset quality, rose to around 13% as of the end of the fourth quarter of 2019, from around 10% as of the end of the previous quarter. To better protect our company and our institutional funding partners from these industry headwinds, we implemented significantly stricter standards for credit approvals and decreased reliance on certain third-party data providers who previously provided information we used in evaluating prospective borrowers. Accordingly, the amounts of transactions we facilitated under our loan book business and transaction services business decreased by 36.2% and 19.7%, respectively, in the fourth quarter of 2019 as compared with the amounts in the preceding quarter. As a result of our revenue recognition policy under ASC606, the decrease in transaction volumes in the fourth quarter of 2019 had a more pronounced impact on our revenue for such quarter. According to ASC606, the major portion of revenue from the loan facilitation process is recognized at the time we successfully match borrowers and institutional funding partners. As such, our loan facilitation income and other related income decreased by 21.1% to RMB460.0 million (US$66.1 million) in the fourth quarter of 2019 as compared to that in the third quarter in 2019. Furthermore, we recognized significant amounts of changes in guarantee liabilities and risk assurance liabilities and provision for receivables and other assets for the fourth quarter of 2019 due to the rise in delinquency rates, which adversely affected net income for such quarter. In the fourth quarter of 2019, we recognized changes in guarantee liabilities and risk assurance liabilities of RMB735.7 million (US$105.7 million) and provision for receivables and other assets of RMB707.2 million (US$101.6 million), as compared to changes in guarantee liabilities and risk assurance liabilities of RMB328.6 million and provision for receivables and other assets of RMB691.1 million in the third quarter of 2019.
Starting in January 2020, the outbreak of
COVID-19
coronavirus has significantly impacted the Chinese economy. The government measures designed to control the spread of the virus have also resulted in a decline in economic activities in China. We expect the pandemic to exacerbate the already existing challenges in the consumer credit sector. The decrease in consumer spending and the rise in unemployment rates have contributed to a further decrease in the amount of transactions we facilitate and a rise in delinquency rates in the outstanding transactions. The amounts of transactions we facilitated under our loan book business and transaction services business decreased by approximately 53% and 68%, respectively, in the first quarter of 2020 as compared with the amounts in the preceding quarter. Our D1 delinquency rate was approximately 21% as of the end of the first quarter of 2020, and we expect to record higher provision for receivables and other assets and changes in guarantee liabilities and risk assurance liabilities for such quarter. The reduced transaction volumes combined with higher provisions for receivables and changes in guarantee liabilities and risk assurance liabilities are expected to result in a material loss in the first quarter of 2020.
The
COVID-19
coronavirus outbreak may continue to adversely affect our business, results of operations and financial condition after the first quarter of 2020. The extent of such impact will depend largely on future developments, which are highly uncertain, including the severity of the outbreak and future government measures in response to the outbreak, among other things. We plan to continue mitigating our risk exposure to the consumer credit market by reducing loan book aggressively in the first half of 2020. Until the credit cycle terminates the current downtrend, we intend to maintain a leverage ratio, which is calculated by dividing (i) outstanding balance of our loan book business by (ii) total net assets, of lower than 1.9x and remain committed to protecting our net assets.
In addition, we launched Wanlimu, an online luxury fashion products platform, in March 2020. A significant portion of merchandise offered on Wanlimu platform is sourced from Europe and other parts of the world. To the extent the
COVID-19
outbreak disrupts the production of luxury products in Europe or other parts of the world, we would not be able to ramp up the Wanlimu platform in accordance with our plan, and our business, results of operations and financial condition would be adversely affected.
If we are unable to retain existing borrowers or attract new borrowers, or if we are unable to monetize our large user base, our business and results of operations may be adversely affected.
We seek to retain existing borrowers and attract additional creditworthy borrowers, which may be affected by several factors, including our brand recognition and reputation, the financing terms offered to borrowers, our efficiency in engaging prospective borrowers, our ability to convert registered users to borrowers, utilization of the credit we approve, the effectiveness of our credit assessment model and risk management system, our ability to secure sufficient and cost-efficient funding, borrower experience, the PRC regulatory environment governing our industry and the macroeconomic environment. In the past few years, the number of outstanding borrowers has fluctuated and our outstanding borrowers only represented a small percentage of our total registered users. The number of outstanding borrowers, including both loan book business and transaction services business, was 5.8 million, 5.3 million and 6.1 million as of December 31, 2017, 2018 and 2019, respectively. Outstanding borrowers represented 9%, 7% and 8% of total registered users as of December 31, 2017, 2018 and 2019, respectively. We cannot assure you that the numbers of outstanding borrowers will not decrease in the future.
In connection with the introduction of new products or in response to general economic conditions, we may also impose more stringent borrower qualifications to ensure the quality of the transactions we facilitate, which may result in a decrease in the amount of transactions facilitated to borrowers. We engage a majority of active borrowers through our own mobile applications. If we are unable to attract borrowers through our own mobile applications or other third-party channels that we may collaborate with, or develop or launch new products that may be attractive to registered users on our mobile applications, we may not be able to engage new borrowers in an efficient manner to convert prospective borrowers into active borrowers, and may even lose existing borrowers to our competitors. In particular, we rely on application marketplaces to drive downloads of our mobile applications. If the operators of application marketplaces make changes to their marketplaces which hinder or impede access to our mobile applications, our ability to engage new borrowers will be adversely affected. If we are unable to attract creditworthy borrowers or if borrowers do not continue to utilize our platform, our business and results of operations would be materially and adversely affected.
We rely on our proprietary credit assessment model and risk management system in the determination of credit approval and credit limit assignment. If our proprietary credit assessment model and risk management system fail to perform effectively, such failure may materially and adversely impact our operating results.
Credit limits for our borrowers are determined and approved based on risk assessment conducted by our proprietary credit assessment model and risk management system. Such model and system use big data-enabled technologies, such as artificial intelligence and machine learning, that take into account transactions that we have processed. While we rely on big data analytics to refine our model and system, there can be no assurance that our application of such technology will continue to deliver the expected benefits. As we have a limited operating history, we may not have accumulated sufficient credit analysis and data to optimize our model and system. Furthermore, our existing data and credit assessment model and risk management system might not be effective, as we seek to expand the borrower base and broaden our borrower engagement efforts through different channels in the future. If our system contains programming or other errors, if our model and system are ineffective or if the credit analysis and data we obtained are incorrect or outdated, our credit assessment abilities could be negatively affected, resulting in incorrect approvals or denials of credit applications or mispriced credit products. If we are unable to effectively and accurately assess the credit profiles of borrowers or price credit products appropriately, we may either be unable to offer attractive financing service fee and credit limits to borrowers, or be unable to maintain low delinquency rates of transactions facilitated by us. Our risk and credit assessment may not be able to provide more predictive assessments of future borrower behavior and result in better evaluation of our borrower base when compared to our competitors. If our proprietary credit assessment model and risk management system fail to perform effectively, our business and results of operations may be materially and adversely affected.
If we are unable to effectively manage delinquency rates for transactions facilitated by us, our business and results of operations may be materially and adversely affected. Further, historical delinquency rates may not be indicative of future results.
We may not be able to maintain low delinquency rates for transactions facilitated by us, or such delinquency rates may be significantly affected by economic downturns or general economic conditions beyond our control and beyond the control of individual borrowers. For example, certain regulatory developments have reduced the availability of funding for consumer credit and driven up delinquency rates across the online consumer finance industry, including our loan portfolio. For further information, see “—We have faced significant challenges recently, and our business, results of operations and financial condition have been adversely affected by these challenges.” To better protect our company and our institutional funding partners from these industry headwinds, we implemented significantly stricter standards for credit approvals. However, there can be no assurance that we will be able to effectively manage delinquency rates with such measures.
Introduction of new credit products may result in higher delinquency rates for transactions facilitated by us. Increase in credit utilization by borrowers from existing levels may also potentially have a material adverse effect as to the delinquency rates for transactions facilitated by us. Furthermore, we broaden our prospective borrower base from time to time as we enhance our credit assessment model to include those with different credit profiles than borrowers that we currently provide credit to as well as prospective borrowers that we have not reached out to previously. In addition, we have offered, and will continue to offer, borrowers with stronger credit profiles higher credit limits and longer repayment durations to drive higher engagement with such borrowers. In the three months ended December 31, 2017 and 2018 and 2019, our cash credit products had an average size of approximately RMB960, RMB1,491 and RMB2,027 (US$291), respectively. Our weighted average loan tenure increased from 2.5 months in the fourth quarter of 2017 to 10.4 months in the fourth quarter of 2018, and slightly increased to 10.9 months in the fourth quarter of 2019. As a result of such changes, we may experience higher delinquency rates for transactions facilitated by us in the future.
Although certain credit facilitated by us under the loan book business are funded directly or indirectly by institutional funding partners, if borrowers default on their payment obligations, we are generally obligated to repay our institutional funding partners all or a percentage of loan principals and fees payable in respect of such credit drawdowns. As of December 31, 2019, the total outstanding loan principal of our loan book business was RMB22,541.2 million (US$3,237.8 million), of which RMB379.7 million (US$54.5 million) represented credit drawdowns that were transferred to or indirectly funded by institutional funding partners, which were recorded as short-term and long-term borrowings and interest payables on our balance sheets. As of December 31, 2019, outstanding principal of off-balance
sheet transactions, which represent credit drawdowns directly funded by institutional funding partners, was RMB13,254.8 million (US$1,903.9 million). As such, if we were to experience a significant increase in delinquency rate, we may not have sufficient capital resources to pay defaulted principals and fees to our institutional funding partners, and if this were to occur, our results of operations, financial position and liquidity will be materially and adversely affected. We experienced increases in M1+ delinquency rate by vintage over time. M1+ delinquency rate by vintage for transactions in the four quarters of 2018 was less than 3.3% through March 31, 2019. M1+ delinquency rate by vintage for transactions in the four quarters of 2019 reached 5.6% through March 31, 2020. Such increase was primarily due to longer loan tenures and higher risks in the credit market. We cannot assure you that M1+ delinquency rate by vintage will not increase in the future.
Increase in the amount of
off-balance
sheet transactions may lead to higher changes in guarantee liabilities and risk assurance liabilities and our business and results of operations may be materially and adversely affected.
Under our loan book business, we have entered into
off-balance
sheet funding arrangements with certain institutional funding partners, which directly fund credit drawdowns by borrowers for credit products and receive guarantees from us. We also funded budget auto financing products under off-balance
sheet arrangements historically. Borrowers directly repay principal and financing service fees to the relevant institutional funding partners, who will in turn deduct the principal and fees due to them from the repayments and remit the remainder to us as our loan facilitation fees. Revenues from loan facilitation services are recognized when we match borrowers with funding partners and the funds are transferred to the borrowers. At the inception of each off-balance
sheet transaction, we record the fair value of (i) guarantee liabilities, which represent the present value of our expected payout based on the estimated delinquency rate and the applicable discount rate for time value; or (ii) risk assurance liabilities, which considers the premium required by a third-party market participant to issue the same risk assurance in a standalone transaction, as applicable. The contingent loss rising from risk assurance liabilities is recognized when borrower default is probable, and the amount of loss is estimable.
Accordingly, an increase in the expected delinquency rates of off-balance
sheet transactions would result in an increase in the amount of guarantee liabilities and risk assurance liabilities, which are recognized as changes in guarantee liabilities and risk assurance liabilities. In 2017, 2018 and 2019, off-balance
sheet transactions represented 11.8%, 36.1% and 62.6% of the total amount of transactions under our loan book business, respectively, and we recognized RMB150.2 million, RMB116.6 million and RMB1,143.4 million (US$164.2 million) of changes in guarantee liabilities and risk assurance liabilities during such periods, respectively. Furthermore, if the actual delinquency rates for off-balance
sheet transactions were higher than expected, our guarantee liabilities and risk assurance liabilities may not be able to cover the actual losses as expected, which could have a material adverse impact on our working capital, financial condition, results of operations and business operations. Our guarantee liabilities and risk assurance liabilities were RMB47.0 million, RMB302.6 million and RMB1,517.8 million (US$218.0 million) as of December 31, 2017, 2018 and 2019, respectively, and we paid the relevant institutional funding partners RMB124.8 million, RMB387.2 million and RMB2,084.1 million (US$299.4 million) as a result of borrowers’ default for off-balance
sheet transactions in 2017, 2018 and 2019, respectively.
Increase in the delinquency rate of
on-balance
sheet transactions would increase our allowance for loan principal and financing service fee receivables and provision for loan principal and financing service fee receivables, which could have a material adverse effect on our business, results of operations and financial positions.
We reserve any estimated loss for
on-balance
sheet transactions due to the borrowers’ default as allowance for loan principal and financing service fee receivables. When evaluating the loan principal receivables on a pooled basis, we apply a roll rate model based on historical loss rates, while also taking into consideration macroeconomic conditions in order to calculate the pooled allowance. Accordingly, any increase in the delinquency rates of on-balance
sheet transactions would increase our allowance for loan principal and financing service fee receivables, and we recognize any increase in allowance for loan principal and financing service fee receivables as provision for loan principal and financing service fee receivables for the relevant period. Such increase could have a material adverse effect on our business, results of operations and financial positions. Furthermore, if the actual delinquency rates for on-balance
sheet transactions were higher than predicted, our cash flow would be reduced and our allowance for loan principal and financing service fee receivables may not be able to cover the actual losses as expected, which could have a material adverse effect on our working capital, financial condition, results of operations and business operations. In 2017, 2018 and 2019, on-balance
sheet transactions represented 88.2%, 63.9% and 37.4% of the total amount of transactions under our loan book business. In 2017, 2018 and 2019, provision for loan principal and financing service fee receivables and other assets was RMB605.2 million, RMB1,178.7 million, RMB2,283.1 million (US$328.0 million), respectively; and our provision ratio during the same periods was 0.8%, 3.1% and 9.5%, as a result of increase in delinquency rate. Our charge-off
ratio, which is defined as the amount of loan principal receivables we charged off during a period, divided by the total amount of on-balance
sheet transactions during such period, in 2017, 2018 and 2019 was 0.2%, 2.9% and 5.3%, respectively.
As of December 31, 2017, 2018 and 2019, our M1+ delinquency coverage ratio, defined as the balance of allowance for loan principal and financing service fee receivables at the end of a period, divided by the total balance of outstanding principal for on-balance
sheet transactions for which any installment payment was more than 30 calendar days past due as of the end of such period, was 1.3x, 1.1x and 1.5x respectively. With respect to on-balance
sheet transactions, principal for which any installment payment was more than 30 calendar days past due accounted for 4.4%, 5.4% and 11.1% of total on-balance
sheet outstanding principal as of December 31, 2017, 2018 and 2019, respectively. As of December 31, 2017, 2018 and 2019, our loan principal and financing service fee receivables for on-balance
sheet transactions for which any installment payment was more than 90 calendar days past due were approximately RMB181.2 million, RMB298.1 million and RMB630.0 million (US$90.5 million), respectively. As of December 31, 2017, 2018 and 2019, our allowance for loan principal and financing service fee receivables were approximately RMB519.3 million, RMB585.3 million and RMB1,528.9 million (US$219.6 million), respectively.
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
Our business depends on our ability to collect payment on and service the transactions we facilitate under the loan book business.
We have implemented payment and collection policies and practices designed to optimize regulatory compliant repayment, while also providing superior borrower experience. Our collection process is divided into distinct stages based on the severity of delinquency, which dictates the level of collection steps taken. For example, automatic reminders through text, voice and instant messages are sent to a delinquent borrower as soon as the collections process commences. Our collection team will also make phone calls to borrowers following the first missed payment and periodically thereafter. For amounts more than 90 calendar days past due, we may continue to contact the relevant borrowers by phone. During 2017, 2018 and 2019, we recovered RMB22.4 million, RMB156.6 million and RMB197.3 million (US$28.3 million), respectively, of principal and financing service fees of on-balance
sheet transactions for which any installment payment is more than 90 calendar days past due.
Despite our servicing and collection efforts, we cannot assure you that we will be able to collect payments on the transactions we facilitate under the loan book business as expected. If borrowers default on their payment obligations relating to such transactions under the loan book business, we are generally obligated to repay our institutional funding partners all or a percentage of loan principals and fees payable in respect of credit funded by them. Therefore, our failure to collect payment on the transactions will have a material adverse effect on our business operations and financial positions. In addition, we aim to control bad debts by utilizing and enhancing our credit assessment system rather than relying on collection efforts to maintain healthy credit performances. As such, our collection team may not possess adequate resources and manpower to collect payment on and service the transactions we facilitated. If we fail to adequately collect amounts owed, then payments of principals and financing service fees to us may be delayed or reduced and our results of operations will be adversely affected. If the amount of transactions facilitated by us under the loan book business increases in the future, we may devote additional resources into our collection efforts. However, there can be no assurance that we would be able to utilize such additional resources in a cost-efficient manner.
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
We collaborate with institutional funding partners to fund certain credit drawdowns we facilitate. Our current institutional funding partners include banks, trust companies, consumer finance companies, asset management companies and other institutions. For credit drawdowns currently funded by institutional funding partners, such credit drawdowns are typically either facilitated to borrowers directly from institutional funding partners or indirectly from institutional funding partners through trusts we established in collaboration with trust companies. Our total amount of transactions has increased from approximately RMB578.2 million in 2014 to RMB84,524.3 million (US$12,141.2 million) in 2019. 81.1% of our amount of transactions in 2019 under the loan book business and the transaction services business was funded by our institutional funding partners. As the demand for credit facilitated by us have significantly increased since inception, our funding arrangements have also changed significantly. For example, we historically transferred a significant amount of credit drawdowns to P2P platforms, and we have subsequently ceased transferring credit drawdowns to P2P platforms in April 2017. In the fourth quarter of 2018, we launched the transaction services business, whereby we offer loan recommendation and referral services to third-party financial service providers and assume no credit risk. We expect that our funding arrangements will continue to evolve as we explore additional or new sources of funding as well as new risk sharing or transfer mechanisms. There can be no assurance that our cooperation with new institutional funding partners will meet our expectations or the expectations of borrowers.
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
We commenced our business in early 2014. We have established trusts in collaboration with trust companies starting in December 2016. Such trusts are funded by funds from institutional funding partners and our own capital. Since the trust companies administering such trusts have been licensed by financial regulatory authorities to lend, credit drawdowns funded under this arrangement are not private lending transactions within the meaning of the Private Lending Judicial Interpretation issued by the Supreme People’s Court of the PRC in August 2015. In 2019, the amount of transactions facilitated through trusts was RMB12,843.7 million (US$1,844.9 million), representing approximately 21.1% of the total amount of transactions facilitated under the loan book business during such period. We currently fund a majority of credit drawdowns initially disbursed by us through banks or trusts. We historically funded credit drawdowns through online small credit companies established by us.
We disbursed funds to borrowers without utilizing online small credit companies or trusts in the past, which may be considered to involve the use of our own capital in lending, as a result of which we may be deemed as a lender or a provider of financial services by the PRC regulatory authorities, and we may become subject to supervision and restrictions on lending under applicable laws and regulations. For example, the Measures for the Banning of Illegal Financial Institutions and Illegal Financial Business Operations, promulgated by the PRC State Council, or the State Council, in July 1998 and revised in 2011, prohibits financial business activity, including fund raising and facilitating loans to the public, to be conducted without the approval of the People’s Bank of China, or the PBOC. The General Rules on Loans issued by the PBOC in June 1996 provides that a financial institution shall conduct the business with the approval of the PBOC. Otherwise, it will be subject to a fine from one time to five times of the illegal revenues, and the PBOC has the authority to order such business to suspend its operations. Such existing PRC laws and regulations with respect to the supervision and restrictions on lending to the public were primarily aimed to regulate traditional banking and financial institutions at the time of their respective promulgations, and the regulatory environment in the PRC has evolved since then. With the rapid development and evolving nature of the consumer finance industry and other new forms of Internet finance business in China, there are uncertainties as to the interpretation of the laws and regulations mentioned above as well as whether such laws and regulations are applicable to our business. In the event that we are considered by the relevant authorities to be subject to such PRC laws and regulations, and our past business operations are deemed to be in violation of such laws and regulations, we may be exposed to certain administrative penalties, including the confiscation of illegal revenue and fines up to five times the amount of the illegal revenue as mentioned above. Furthermore, our financing service fees received from borrowers might be fully or partially deemed as interest, such fees may be subject to the restrictions on interest rate as specified in applicable rules on private lending. For example, in accordance with the Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases issued by the Supreme People’s Court of the PRC on August 6, 2015, or the Private Lending Judicial Interpretations, which came into effect on September 1, 2015, if the annual interest rate of a private loan is higher than 24%, the excess will not be enforced by the courts; if the annual interest rate is higher than 36%, the excess will be void and will not be enforced by the courts. See “Item 4. Information on the Company — B. Business Overview — Regulations — Regulations related to Loans and Intermediation.”
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
The laws and regulations governing the online consumer finance industry in the PRC are still at a nascent stage and subject to further change and interpretation. If our business practices or the business practices of our institutional funding partners are deemed to violate any PRC laws or regulations, our business, financial condition, results of operations and prospects would be materially and adversely affected
The PRC government has not adopted a clear regulatory framework governing the new and rapidly-evolving online consumer finance industry in which we operate, and our business may be subject to a variety of laws and regulations in the PRC that involve financial services, including consumer finance, small credit, and private lending. The application and interpretation of these laws and regulations are ambiguous, particularly in the new and rapidly-evolving online consumer finance industry in which we operate, and may be interpreted and applied inconsistently between the different government authorities. As of December 31, 2019, we had not been subject to any material fines or other penalties under any PRC laws or regulations as to our business operations. However, if the PRC government adopts a stringent regulatory framework for the online consumer finance industry in the future, and subject market participants such as our company to specific requirements (including without limitation, capital requirements, reserve requirements and licensing requirements), our business, financial condition and prospects would be materially and adversely affected. The existing and future rules, laws and regulations can be costly to comply with and if our practice is deemed to violate any existing or future rules, laws and regulations, we may face injunctions, including orders to cease illegal activities, and may be exposed to other penalties as determined by the relevant government authorities as well.
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
According to two circulars promulgated in April 2016, namely the Circular of the General Office of the PRC State Council on Issuing the Implementing Proposals for the Special Rectification of Internet Financial Risks and the Circular on Issuing the Implementing Proposals for the Special Rectification of P2P online Financial Risks, two special task forces at the central-government level, namely the Office of the Leading Group for Specific Rectification against Online Finance Risks, or the Online Finance Risks Rectification Office, and the Office of the Leading Group for Specific Rectification against P2P Online Lending Risks, or the P2P Online Lending Rectification Office, were established to align the regulatory measures of the PBOC, the CBRC, and other relevant PRC government authorities that regulate the business operations of online finance companies and P2P platforms.
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
On December 8, 2017, the P2P Online Lending Rectification Office issued the Notice on the Rectification and Inspection Acceptance of Risk of Online Lending Intermediaries, or Circular 57, which provides further clarification on several matters in connection with the rectification of online lending information intermediaries. The Circular 57 requires that online lending intermediaries set up custody accounts with qualified banks that have passed certain testing and evaluation procedures run by the P2P Online Lending Rectification Office to hold customer funds. Pursuant to the Circular 57, online lending information intermediaries that have already established risk reserve funds shall not continue to set aside any of their funds as additional risk reserve and shall gradually reduce the balance of their existing risk reserve funds. Other than risk reserve funds, online lending information intermediaries shall actively seek alternative means of investor protection, such as third-party guarantee arrangements.
In particular, starting from the issuance of the Circular on the Classification and Disposal of Risks of Online Lending Institutions and Risk Prevention on December 19, 2018, or Circular 175, by the Online Finance Risks

Rectification Office and the P2P Online Lending Rectification Office, a storm of regulatory measures have been taken by the PRC government centered on the enhancement of rectification of existing P2P platforms, with the goal of guiding such platforms to wind down and exit P2P business. The overarching objective of Circular 175 is for the PRC government agencies to effect orderly exits of peer-to-peer
direct lending marketplaces without inducing systematic risks in the financial system or causing significant social turbulence. In accordance with Circular 175, P2P lending platforms which have demonstrated risk characteristics should exit the business or cease operation, and even the normal platforms must limit the scale of outstanding business and number of investors, which is sometimes referred as the “Business Dual Decrease,” and eventually seek to become licensed small credit companies, loan facilitation companies servicing banking institutions or companies channeling information for banking institutions. The regulatory actions under such stringent regulation on P2P lending platforms have decimated P2P lending platforms, including many well-known or listed companies such as Yidai, LuFax, and China Rapid Finance (NYSE: XRF). As of December 31, 2019, 18 provincial government agencies or internet financing associations have announced the exit plans of P2P lending platforms in their jurisdictions, among which provincial government agencies in Yunnan, Hebei, Sichuan, Chongqing, Henan, Shandong and Hunan have explicitly announced to clamp down all P2P lending businesses. It is reported that in November 2019, the Online Finance Risks Rectification Office and the P2P Online Lending Rectification Office jointly issued the Guidance of Transformation of Online Lending Information Intermediaries to Small Credit Companies, or Guidance 83, which further signals the fundamental goal of the PRC government to end of P2P business.
We do not engage in direct loan facilitation between peers. While we facilitate transactions that are directly funded by certain institutional funding partners, such companies are financial institutions licensed by financial regulatory authorities to lend. As such, we do not consider ourselves as an “online information intermediary institution” regulated under the Interim Online Lending Information Intermediary Measures. However, we cannot assure you that the CBRC, the P2P Online Lending Rectification Office or other PRC governmental agencies would not expand the applicability of the Interim Online Lending Information Intermediary Measures and/or otherwise regard us as an online lending information intermediary institution. As a provider of online credit products, our business share certain similarities with those of P2P platforms. In March 2017, Beijing Happy Time received a rectification notice from the Beijing Branch of the Office of Leading Group for Special Rectification against Online Finance Risks, which was also the Office of the Leading Group for Special Rectification against P2P Online Lending Risks of Beijing or the Beijing Rectification Office, the regulator of the Internet finance and online lending industry in Beijing. The rectification notice required Beijing Happy Time to conduct certain improvements and corrections to its business operation to be in compliance with the Interim Online Lending Information Intermediary Measures and the Implementing Scheme of Special Rectification of Risks in the Internet Finance Sector. We do not believe we are subject to the Interim Online Lending Information Intermediary Measures, Circular 57 and Circular 157 and have discussed with the Beijing Rectification Office about the difference between our business and those of “online information intermediary institution” as defined in the Interim Online Lending Information Intermediary Measures and that certain correction requirements in the notice were not actually related to our business. Nevertheless, the Beijing Rectification Office still required us to comply with certain requirements under the Interim Online Lending Information Intermediary Measures regardless of whether we are a P2P platform due to the fact that some of our institutional funding partners are P2P platforms, which are identified as online lending information intermediary institutions in accordance with the Interim Online Lending Information Intermediary Measures and other PRC laws and regulations. As such, we were deemed to be participating in a certain part of the “online lending” process as defined in the Interim Online Lending Information Intermediary Measures. We have since carried out certain improvements and corrections as required by the Beijing Rectification Office and are maintaining an ongoing dialogue with the Beijing Rectification Office. As of the date of this annual report, we have not received final clearance from the Beijing Rectification Office that our rectification efforts were sufficient, and there can be no assurance that we will be able to receive such final clearance. We also cannot assure you that the Beijing Rectification Office will agree with our position that we are not an “online information intermediary institution.” In the event that we are deemed as an online lending information intermediary institution by the PRC regulatory authorities in the future, we may have to register with local financial regulatory authorities and apply for telecommunication business operation licenses if required by the competent authorities, and our current business practices may be considered to be in violation of the Interim Online Lending Information Intermediary Measures. Accordingly, we may face administrative orders to make rectification, receive administrative warnings or criticism notice, monetary penalties up to RMB30,000 and other penalties, and our business, results of operations and financial position could be materially and adversely affected.
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
In April 2017, the P2P Online Lending Rectification Office, the regulator for administration and supervision on the nationwide Internet finance and online lending, issued the Notice on the Conduction of Check and Rectification of Cash Loan Business Activities and a supplementary notice, or the Notice on Cash Loan. The Notice on Cash Loan requires the local counterparts of the P2P Online Lending Rectification Office to conduct a full-scale and comprehensive inspection of cash loan business conducted by online platforms and require such platforms to conduct necessary improvements and corrections within a designated period to comply with the relevant requirements under the Private Lending Judicial Interpretation issued by the Supreme People’s Court of the PRC in August 2015, the Measures for the Banning of Illegal Financial Institutions and Illegal Financial Business Operations, the Guiding Opinions on Small Credit Companies, the Interim Online Lending Information Intermediary Measures and the Implementing Scheme of Special Rectification of Risks in the Internet Finance Sector. The Notice on Cash Loan focuses on preventing malicious fraudulent activities, loans that are offered at extortionate interest rates and violence in the loan collection processes in the cash loan business operation of online platforms. The P2P Online Lending Rectification Office issued a list of cash loan business that are to be examined, which includes Laifenqi, one of the brands in which we use to market our credit products. In light of the Notice on Cash Loan, we have taken measures, including re-evaluating
and adjusting the amount of financing service fees we charge on all credit drawdowns in an effort to comply with applicable regulations. Due to the uncertainties with respect to the interpretation and application of the laws and regulations as stated in the Notice on Cash Loan, we cannot assure you our business practice will be deemed to be in full compliance with all such laws and regulations, and we may face injunctions, including orders to change our current business activities, and may be exposed to other penalties as determined by the relevant government authorities after such examination according to the Notice on Cash Loan. Furthermore, we may be required to conduct certain other improvements or corrections which could be costly, and our business, financial condition, results of operations and prospects would be materially and adversely affected.
The Online Finance Risks Rectification Office and P2P Online Lending Rectification Office jointly issued the Circular on Regulating and Rectifying Cash Loan Business on December 1, 2017, or Circular 141. Circular 141 sets out the principles and new requirements for the conduct of “cash loan” businesses by small loan companies, P2P platforms and banking financial institutions. Circular 141 does not clearly define “cash loans,” but it indicates that cash loans that are subject to regulation and rectification have certain features, such as the lack of (i) specific user cases (which, as we understand the term, refers to scenarios in which users purchase specific products or services on credit), (ii) specified uses of loan proceeds, (iii) defined customer base, or (iv) collateral.
The Circular 141 sets forth several general requirements with respect to “cash loan” business, including, among others: (i) no organizations or individuals may conduct the lending business without obtaining approvals for the lending business; (ii) the aggregate borrowing costs of borrowers charged by institutions in the forms of interest and various fees should be annualized and subject to the limit on interest rate of private lending set forth in the Private Lending Judicial Interpretations issued by the Supreme People’s Court; (iii) all relevant institutions shall follow the “know-your-customer” principle and prudently assess and determine the borrower’s eligibility, credit limit, cooling-off
period and other relevant features; (iv) loans to any borrower without income sources are prohibited; (v) all relevant institutions shall enhance the internal risk control and prudently use “data-driven” risk management models; (vi) no lending institution or any third party entrusted thereby may collect debts by means of violence, intimidation, insult, defamation or harassment; and (vii) lending institutions shall strengthen the protection of customers’ information, and shall not steal or misuse customers’ private information in the name of “Big Data”, or illegally trade or disclose customers’ private information.
The Circular 141 also sets forth several requirements on banking financial institutions participating in “cash loan” business, including, among others, (i) such banking financial institutions shall not extend loans jointly with any third-party institution which has not obtained approvals for the lending business, or fund such institution for the purpose of extending loans in any form; (ii) with respect to the loan business conducted in cooperation with third-party institutions, such banking financial institutions shall not outsource the core business (including the credit assessment and risk control), and shall not accept any credit enhancement service whether or not in a disguised form (including the commitment to taking default risks) provided by any third-party institutions with no guarantee qualification and (iii) such banking financial institutions must require and ensure that the third-party institutions shall not collect any interests or fees from the borrowers. It remains uncertain how the regulatory authorities will interpret and enforce the requirements of Circular 141 under various circumstances. We have entered into arrangements with several banks which directly fund credit drawdowns to borrowers. We refer to such banks qualified credit applications from borrowers, including our assessment of their credit profiles and our suggested credit limits. They will then review the credit applications and approve credit for drawdown. Borrowers directly repay principal and financing service fees to the relevant institutional funding partners, who will in turn deduct the principal and fees due to them from the repayments and remit the remainder to us as our loan facilitation fees.
On October 9, 2019, the Supplementary Provisions on the Supervision and Administration of Financing Guarantee, or Financing Guarantee Provisions, is jointly issued by the China Banking and Insurance Regulatory Commission, the National Development and Reform Commission and other seven central governmental departments. Although financing guarantee, which means guarantor providing security for the secured party’s debt financing such as borrowings and issuance of bonds, has always been a licensed activity, the Financing Guarantee Provisions further tightens the supervision of such business. Specifically, it provides that institutions providing customer referral, credit rating or other services for loan lenders are barred from offering financing guarantee services in any manner unless after obtaining necessary approvals. Our off-balance
sheet transactions may be deemed to involve both customer referral and financing guarantee services. However, we do not directly or indirectly provide any financing guarantee to lenders without approvals. Our outstanding loans, if involving guarantees, are either guaranteed by one of our wholly owned subsidiaries, Xiamen Xincheng Youda Financing Guarantee Ltd., or Xiamen Xincheng or covered by alternative arrangements with third-party companies with financing guarantee licenses. Xiamen Xincheng has obtained a license to provide financing guarantee service. We plan to provide guarantees for credit drawdowns through Xiamen Xincheng, which has a registered capital of RMB900 million. As of December 31 st
, 2019, the net assets of Xiamen Xincheng was RMB922.6 million (US$132.5 million), and it was therefore permitted to incur guarantee liabilities and risk assurance liabilities up to RMB9,225.8 million (US$1,325.2 million). Nonetheless, if our arrangement to provide guarantees through the alternative arrangements are deemed to be in violation of Circular 141 or Financing Guarantee Provisions, we could be subject to penalties and/or be required to change our business model. As a result, our business, financial condition, results of operations and prospects could be materially and adversely affected.
On July 23, 2019, the Supreme People’s Court of the PRC, the Supreme People’s Procuratorate of the PRC, the Ministry of Public Security and Ministry of Justice of the PRC jointly issued the Opinions on Several Issues Concerning Handling Illegal Lending Criminal Cases, or the Illegal Lending Opinions. According to the Illegal Lending Opinions, providing loans to unspecified public regularly (meaning more than ten borrowers in any given two years) without necessary governmental approvals will constitute illegal lending practices, of which the provision of loans of annual interest rate (including nominal interest and fees charged to borrowers in combination) higher than 36%, under serious or very serious circumstances, is criminally punishable (“Illegal High-interest Lending”). The Illegal Lending Opinions also provides specific definition of “serious” and “very serious” Illegal High-Lending. In comparison to previous administrative and judicial practices, the Illegal Lending Opinions criminalizes Illegal High-interest Lending practices at the first time. In addition, under the Illegal Lending Opinions, the collection of debts by means of violence is forbidden. Whoever gathers, instigates or hires others to forcibly collect debts by disturbing, pestering, beguiling, gathering a crowd to create momentum or otherwise, which does not constitute a crime independently, but the illegal lending has constituted the crime of illegal operation, shall be imposed a heavier punishment as the case may be in accordance with the provisions on the crime of illegal operation. In an effort to comply with potentially applicable laws and regulations, the Company adjusted the pricing of its credit products in April 2017 to ensure that the annualized fee charged on all credit drawdowns rates (including interest and fees combined) do not exceed 36%. The Company does not believe the regulatory change represented by the Illegal Lending Opinions will materially affect its business.
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
Our financing service fees may decline in the future and any material decrease in such financing service fees could harm our business, financial condition and results of operations.
We generate a material portion of our total revenues from financing service fees. In 2019, financing income, which we recognize for our on-balance
sheet transactions, comprised 39.7% of our total revenues. In addition, we recognize revenues from loan facilitation services when we match borrowers with funding partners and the funds are transferred to the borrowers. Additionally, revenues from post-origination services are recognized evenly over the term of the loans as the services are performed. As such, the amount of financing service fees charged under such arrangements may affect the amount of loan facilitation fees that we collect. Any material decrease in our financing service fees would have a substantial impact on our margin. In the event that the amount of financing service fees we charge for credit drawdowns we facilitated decrease significantly in the future and we are not able to reduce our cost of capital for funds from institutional funding partners or to adopt any cost control initiatives, our business, financial condition and results of operations will be harmed. To compete effectively, the financing service fees we charge could be affected by a variety of factors, including the creditworthiness and ability to repay of the borrowers, the competitive landscape of our industry, our access to capital and regulatory requirements. Our financing service fees may also be affected by a change over time in the mix of the types of products we offer and a change to our borrower engagement initiatives. Our competitors may also offer more attractive fees, which may require us to reduce our financing service fees to compete effectively. Certain consumer financing solutions offered by traditional financial institutions may provide lower fees than our financing service fees. Although we do not believe such consumer financing solutions currently compete with our products or target the same unserved or underserved consumers in China, such traditional financial institutions may decide to do so in the future, which may have a material adverse effect as to the financing service fees that we will be able to charge. Furthermore, as our borrowers establish their credit profile over time, they may qualify for and seek out other consumer financing solutions with lower fees, including those offered by traditional financial institutions offline, and we may need to adjust our financing service fees to retain such borrowers.
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
In an effort to comply with potentially applicable laws and regulations, we adjusted the pricing of our credit products in April 2017 to ensure that the annualized fee rates charged on all credit drawdowns do not exceed 36%. As financing service fees historically accounted for a substantial majority of our revenue, if the cap on annualized fee rates is reduced from 36%, or if there is any material reduction in the amount of financing service fees we charge, our business, results of operations and financial condition could be materially and adversely affected. See “The laws and regulations governing the online consumer finance industry in the PRC are still at a nascent stage and subject to further change and interpretation. If our business practices or the business practices of our institutional funding partners are deemed to violate any PRC laws or regulations, our business, financial condition, results of operations and prospects would be materially and adversely affected.” In addition, as some of our institutional funding partners are prohibited from charging fees at annualized rates in excess of 24%, we cooperate with various insurance and asset management companies to charge additional fees from the relevant borrowers so that the overall fee rates applicable to such borrowers would still be within the limit of 36% on an annualized basis.
If such arrangements were found by the regulatory authorities to be in violation of the applicable laws and regulations, our business, results of operations and financial condition could be materially and adversely affected.
In addition, the Circular 141 requires financial institutions to ensure that the loan facilitation operators they cooperate with do not collect interests or fees from borrowers. Although we no longer charge borrowers directly of any financing service fees, we do receive service fees from our institutional funding partners and third-party guarantee companies, which in turn charge fees from borrowers. We do not believe such practice is in violation of Circular 141. However, as the Circular 141 and other relevant regulations lack detailed guidance, the relevant authorities has broad discretion in the interpretation and implementation of such rules. We cannot rule out the possibility that the government authorities would still consider our business practices described above to be in violation of Circular 141. These regulations may be interpreted or enforced in ways that are different from our understanding and expectations. Moreover, the PRC government may seek to enhance the regulatory scrutiny of our industry and promulgate new laws and regulations in response to the growth of consumer finance. To the extent that any new laws and regulations or any interpretations of existing laws and regulations restrict our ability to continue and expand our current operations, cause any aspects of our current operations to become non-compliant,
or impose material compliance costs on us, our business and results of operations may be materially and adversely affected.
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
On October 9, 2019, the Supplementary Provisions on the Supervision and Administration of Financing Guarantee Companies, or Financing Guarantee Provisions, is jointly issued by the China Banking and Insurance Regulatory Commission, the National Development and Reform Commission and other seven central governmental departments. Although financing guarantee has always been a licensed activity, the Financing Guarantee Provisions further tightens the supervision of such business. Specifically, it provides that institutions providing customer referral, credit rating or other services for loan lenders are barred from offering financing guarantee services in any manner unless after obtaining necessary approvals.
Under our loan bank business, we have entered into cooperative arrangements with certain banks in which they are identified as the lender under the agreements with borrowers and the borrowers are required to repay the principal and financing service fees directly to them. However, when borrowers under arrangements with banks fail to repay, we are obligated to repay the relevant bank the full overdue amount. In addition, pursuant to our agreement with a consumer finance company, we will make cash payments to the consumer finance company based on the overdue amount of loans that we have facilitated in which the consumer finance company originates. For year 2019, such transactions, which are
off-balance
sheet transactions, represented 62.6% of the total amount of transactions under our loan book business. We have also entered into arrangements with various institutional funding partners to fund on-balance
sheet transactions, and we are also obligated to compensate such institutional funding partners for borrower default. For year 2019, such on-balance
sheet transactions represented 11.2% of the total amount of transactions under our loan book business. As such, transactions funded by institutional funding partners represented 73.8% of the total amount of transactions under our loan book business for year 2019.
Due to the lack of further interpretations, the exact definition and scope of “operating financing guarantee business” under the Financing Guarantee Rules is unclear. It is uncertain whether we would be deemed to operate financing guarantee business because of our current arrangements with institutional funding partners. However, institutions providing customer referral, credit rating or other services for loan lenders are barred from offering financing guarantee services in any manner unless after obtaining necessary approvals in accordance with Financing Guarantee Provisions. Furthermore, pursuant to Circular 141, a bank participating in loan facilitation transactions may not accept credit enhancement service from a third party which has not obtained any license or approval to provide guarantees, including credit enhancement service in the form of a commitment to assume default risks. One of our wholly-owned subsidiaries, Xiamen Xincheng, obtained a license to provide financing guarantee service in March 2019. We provide guarantees for certain credit drawdowns through Xiamen Xincheng. Under the Financing Guarantee Rules, the outstanding guarantee liabilities and risk assurance liabilities of a financing guarantee company shall not exceed ten times of its net assets. Nonetheless, we may also provide guarantees through alternative arrangements, such as cooperation with third parties with financing guarantee licenses. If such alternative arrangements are deemed to be in violation of Circular 141, we could be subject to penalties and/or be required to change our business model. As a result, our business, financial condition, results of operations and prospects could be materially and adversely affected.
We may not be able to successfully operate our open platform for transaction services business.
In the second half of 2018, we launched an open platform for transaction services business. The open platform helps financial service providers grow, while simultaneously bringing value to consumers. The transaction services business also allows us to further monetize our user base and mitigate our credit risk exposure. We perform credit assessment on users applying for credit on our platform, following which we primarily refer users that meet our credit requirements to licensed institutional funding partners that participate on the platform. We receive commissions from the institutional funding partners for such referrals. For users that do not meet our credit requirements, we refer their applications to other financial service providers that participate on the platform. We typically charge such financial service providers for lead generation on a cost-per-click
basis. The financial service providers perform independent credit assessment for the transactions facilitated under our transaction services business, and we do not bear credit risk for the transactions.
The success of the open platform depends on our ability to attract more users and financial service providers. However, both users and financial service providers may become dissatisfied with our platform and users may consequently be reluctant to continue to use our platform and utilize our credit products and financial service providers may be hesitant to continue to partner with us. As a result, our business, reputation, results of operations and financial condition will be materially and adversely affected.
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

We intend to continue to explore new business opportunities, and such new businesses may not deliver the expected benefits.
To grow our business, we intend to continue to explore new business opportunities in addition to our core consumer finance business. For example, we launched an open platform for transaction services business in the second half of 2018 to leverage our user base. In addition, we launched Wanlimu, an online luxury fashion products platform, in March 2020. We cannot assure you that our new business initiatives will be successful. We may make significant capital expenditures to develop new businesses, and our management’s attention may be diverted. We may also incur significant cost to comply with the laws and regulations that apply to such new businesses. Any failure of our efforts to pursue new business opportunities could have a material adverse effect on our business, prospects, financial condition and results of operations.
If our Wanlimu platform is unable to provide good customer experience, our business and reputation may be materially and adversely affected.
The success of our
e-commerce
business hinges on our ability to provide good customer experience, which in turn depends on a variety of factors. These factors include, among others, our ability to continue to offer authentic products at competitive prices, source products to respond to evolving customer tastes and demands, maintain the quality of our products and services, and provide timely and reliable delivery. For example, if we fail to obtain favorable terms from our suppliers, we would not be able to offer products at attractive prices. Furthermore, luxury fashion trends are constantly evolving, and we may not be able to offer products that satisfy customer preferences.
We rely on contracted third-party delivery service providers to deliver our products. Interruptions to or failures in the delivery services could prevent the timely or successful delivery of our products. These interruptions or failures may be due to unforeseen events that are beyond our control or the control of our third-party delivery service providers, such as inclement weather, natural disasters, transportation disruptions or labor unrest. If our products are not delivered on time or are delivered in a damaged state, customers may refuse to accept delivery and have less confidence in our services. Furthermore, the delivery personnel of contracted third-party delivery service providers directly interact with our customers on our behalf. Any failure for these personnel to provide high-quality delivery services to our customers may negatively impact the shopping experience of our customers, damage our reputation and cause us to lose customers.
If our customer service representatives, sales representatives or maintenance engineers and technicians fail to provide satisfactory service, our brand and customer loyalty may be adversely affected. In addition, any negative publicity or poor feedback regarding our customer service may harm our brand and reputation and in turn cause us to lose customers and market share.
In addition, we rely on our technology infrastructure to offer a good customer experience on Wanlimu. If we fail to properly upgrade our technology infrastructure to serve the growing number customers, the Wanlimu platform may experience outages, service disruptions or other system failures, which would adversely affect our business and reputation. We also plan to launch marketing campaigns on third-party social media platforms, and system failures on such platforms could have an adverse impact on our marketing efforts.
If our Wanlimu platform fails to offer products that attract new customers and new purchases from existing customers, our business, financial condition and results of operations may be materially and adversely affected.
The future growth of the Wanlimu platform depends on our ability to continue to attract new customers as well as new purchases from existing customers. Constantly changing consumer preferences and product trends have affected and will continue to affect the online and offline luxury product retail industry in China. We must stay abreast of emerging consumer preferences and anticipate product trends that will appeal to existing and potential customers. In addition, our customers choose to purchase authentic and quality products on our platform due in part to the attractive prices that we offer, and they may choose to shop elsewhere if we cannot match the prices offered by other websites or physical stores. If our customers cannot find their desired products on our platform at attractive prices, our customers may lose interest in us and visit our platform less frequently or even stop visiting our platform, which in turn may materially and adversely affect our business, financial condition and results of operations.
As we aim to ramp up our Wanlimu platform, we expect to incur significant sales and marketing expenses to acquire users. We plan to utilize both online and offline marketing channels in China to raise awareness of Wanlimu among our target users. While we aim to continuously optimize the efficiency of our marketing strategies, there can be no assurance that such efforts will be successful. If we fail to acquire users cost effectively, our business, results of operations and financial condition would be materially and adversely affected.
We face intense competition in our
e-commerce
business.
The retail market of luxury products in China is fragmented and highly competitive. We face competition from traditional offline luxury products retailers and their online platforms, domestic and global brand online platforms, major domestic
e-commerce
platforms and global online luxury products retailers. Our current or future competitors may have longer operating histories, greater brand recognition, better supplier relationships, larger customer bases, more cost-effective fulfillment capabilities or greater financial, technical or marketing resources than we do. Competitors may leverage their brand recognition, experience and resources to compete with us in a variety of ways, including investing more heavily in research and development and expanding of their product and service offerings through acquisition. Some of our competitors may be able to secure more favorable terms from suppliers, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory policies and devote substantially more resources to their websites and system development than us. In addition, new and enhanced technologies may increase the competition in the online retail market. Increased competition may reduce our revenues, market share, customer base and brand recognition. There can be no assurance that we will be able to compete successfully against current or future competitors, and such competitive pressures may have a material and adverse effect on our business, financial condition and results of operations.
We may incur liability or become subject to administrative penalties for counterfeit or unauthorized merchandise sold on Wanlimu, or for merchandise sold on Wanlimu that infringe on third-party intellectual property rights, or for other misconduct.
Our Wanlimu platform sources merchandise from third-party suppliers. Although we have adopted measures to verify the authenticity and authorization of merchandise sold on Wanlimu and avoid potential infringement on third-party intellectual property rights in the course of sourcing and selling merchandise, we may not always be successful in these efforts.
In the event that any counterfeit, unauthorized or infringing merchandise is sold on our platform, we could face claims for which we may be held liable. We have not in the past received claims alleging our infringement on third parties’ rights, and if we receive such claims in the future irrespective of their validity, we could incur significant costs and efforts in either defending against or settling such claims. If there is a successful claim against us, we might be required to pay substantial damages or refrain from further sale of the relevant merchandise. If we negligently participate or assist in infringement activities associated with counterfeit goods, we may be subject to potential liability under PRC law including injunctions to cease infringing activities, rectification, compensation, administrative penalties and even criminal liability. Moreover, such third-party claims or administrative penalties could result in negative publicity and our reputation could be severely damaged. Any of these events could have a material and adverse effect on our business, results of operations or financial condition.

If we fail to forecast customer demand or manage our inventory effectively, our results of operations, financial condition and liquidity may be materially and adversely affected.
We plan to operate the Wanlimu platform primarily on the basis of just-in-time ordering, whereby we purchase the relevant products from suppliers upon receiving customer orders. Nonetheless, we maintain a certain level of inventory to ensure a good customer experience, and we are required to manage such inventory effectively. We depend on our forecasts of demand for and popularity of various products to make purchase decisions and to manage our inventory. Demand for luxury products, however, may change significantly between the time a product is ordered by us and the date of sale on our Wanlimu platform. Demand may be affected by seasonality, new product launches, rapid changes in product cycles and pricing, product defects, changes in consumer spending patterns, changes in consumer tastes and other factors, and our customers may not order products in the quantities that we expect. It may be difficult to accurately forecast customer demand, and determine the appropriate products to procure.
If we fail to manage our inventory effectively, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory values, and significant inventory write-downs or write-offs. In addition, we may be required to lower sale prices in order to reduce inventory level, which may lead to lower gross margins. High inventory levels may also require us to commit substantial working capital, preventing us from using that funding for other business purposes. Any of the above may materially and adversely affect our results of operations and financial condition.
On the other hand, if we underestimate demand for our products, or if our suppliers fail to supply quality products in a timely manner, we may experience inventory shortages, which might result in lost sales, diminished brand loyalty and lost revenues, any of which could harm our business and reputation.
Our Wanlimu platform may be affected by customs laws, regulations and policies.
Substantially all of the products offered on the Wanlimu platform are imported from countries or regions outside of China. Pursuant to relevant PRC customs laws and regulations, failure to complete proper import procedures or evading custom duties may lead to administrative or criminal sanctions imposed by competent PRC governmental or judicial authorities. Moreover, competent PRC governmental or judicial authorities may also impose sanctions on anybody who has (i) directly purchased illegally imported goods with the knowledge that such goods were illegally imported into China, or (ii) intentionally financed or otherwise assisted in such activities. We engage a third-party service provider that assists us in completing the relevant import procedures, and such service provider may fail to perform its duties properly. Furthermore, we must also comply with the relevant customs laws and regulations in the countries from which we source our products. Despite our efforts to comply with the relevant laws and regulations, we cannot rule out the possibility that we may be subject to investigations or sanctions, which could materially and adversely affect our business, results of operations and financial condition.
The prices of the products offered on the Wanlimu platform are affected by the relevant import duties imposed by the PRC government. If the PRC government raises import duties for luxury products, the products on the Wanlimu platform would become less attractive to consumers, and our business, results of operations and financial condition would be materially and adversely affected.
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
We face intense competition in the online consumer finance industry and, if we do not compete effectively, our results of operations could be harmed.
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
PRC regulations impose sanctions for engaging in Internet information services of a commercial nature without having obtained an Internet content provider license, or the ICP license, and sanctions for engaging in the operation of online data processing and transaction processing without having obtained a VATS license for online data processing and transaction processing, or ODPTP license (ICP and ODPTP are both sub-sets
of value-added telecommunication business). These sanctions include corrective orders and warnings from the PRC communication administration authority, fines and confiscation of illegal gains and, in the case of significant infringements, the websites and mobile apps may be ordered to cease operation. Nevertheless, the interpretation of such regulations and PRC regulatory authorities’ enforcement of such regulations in the context of online consumer finance industry remains uncertain, it is unclear whether online consumer finance service provider like us are required to obtain ICP license or ODPTP license, or any other kind of value-added telecommunication business licenses. Beijing Happy Time, Qufenqi Beijing, Xiamen Qudian Culture and Technology Co., Ltd., or Xiamen Qudian Culture and Technology, Xiamen Qudian Technology Co., Ltd., or Xiamen Qudian and Xiamen Qu Plus Plus Technology Development Co., Ltd., or Xiamen Qu Plus Plus, have obtained ICP licenses. We have not obtained any ODPTP license to date. Given the evolving regulatory environment of the consumer finance industry and value-added telecommunication business, we cannot rule out the possibility that the PRC communication administration authority or other government authorities will explicitly require any of our consolidated VIEs or subsidiaries of our consolidated VIEs to obtain ICP licenses, ODPTP licenses or other value-added telecommunication business licenses, or issue new regulatory requirements to institute a new licensing regime for our industry. If such value-added telecommunication business licenses are clearly required in the future, or a new license regime is introduced or new regulatory rules are promulgated, we cannot assure you that we would be able to obtain any required license or other regulatory approvals in a timely manner, or at all, which would subject us to the sanctions described above or other sanctions as stipulated in the new regulatory rules, and materially and adversely affect our business and impede our ability to continue our operations.
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
Since inception, we have issued equity securities to support the growth of our business. In addition, we issued US$345 million aggregate principal amount of convertible senior notes in July 2019. As we intend to continue to make investments to support the growth of our business, we may require additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, including developing new products and services, further enhancing our risk management capabilities, increasing our marketing expenditures to improve brand awareness and diversify our borrower engagement channels by collaborating with other leading Internet companies, enhancing our operating infrastructure and acquiring complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. However, additional funds may not be available when we need them, on terms that are acceptable to us, or at all. Repayment of the debts may divert a substantial portion of cash flow to pay principal and interest on such debt, which would reduce the funds available for expenses, capital expenditures, acquisitions and other general corporate purposes; and we may suffer default and foreclosure on our assets if our operating cash flow is insufficient to repay debt obligations, which could in turn result in acceleration of obligations to repay the indebtedness and limit our sources of financing.
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
Servicing our debt may require a significant amount of cash, and we may not have sufficient cash flow from our business to pay our debt.
In July 2019, we issued US$345 million aggregate principal amount of convertible senior notes due 2026. The convertible notes bear interest at a rate of 1.00% per year, payable on July 1 and January 1 of each year, beginning on January 1, 2020. The convertible notes will mature on July 1, 2026, unless earlier redeemed, repurchased or converted in accordance with their terms. As of March 31, 2020, we have repurchased US$137.0 million aggregate principal amount of convertible notes, and the outstanding principal amount was US$208.0 million.
Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness, including the notes, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not continue to generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.
Any harm to our brands or reputation or any damage to the reputation of the online consumer finance industry may materially and adversely affect our business and results of operations.
Enhancing the recognition and reputation of our brands, such as Qudian and Wanlimu, is critical to our business and competitiveness, since this initiative affects our ability to attract and better serve borrowers and institutional funding partners as well as merchandise suppliers. Factors that are vital to this objective include our ability to:
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
Any malicious or otherwise negative allegation made by the media or other parties about the foregoing or other aspects of our company, including our management, business, compliance with law, financial condition, prospects or our historical business operations on campuses, such as the ongoing putative shareholder class action lawsuits that we are involved in, whether with merit or not, could severely hurt our reputation and harm our business and results of operations. In addition, certain factors that may adversely affect our reputation are beyond our control. Negative publicity about parties that we collaborate with institutional funding partners, financial service providers that participate on our open platform or other business partners, including negative publicity about any failure by them to adequately protect the information of their users, to comply with applicable laws and regulations or to otherwise meet required quality and service standards, could also harm our reputation or result in negative perception of the products we offer. Furthermore, any negative development in the online consumer finance industry, such as bankruptcies or failures of other consumer finance service providers, and especially a large number of such bankruptcies or failures, or negative perception of the industry as a whole, such as that arises from any failure of other consumer finance platforms to detect or prevent money laundering or other illegal activities, even if factually incorrect or based on isolated incidents, could compromise our image, undermine the trust and credibility we have established and impose a negative impact on our ability to attract new borrowers and to collaborate with and retain institutional funding partners. Negative developments in our industry, such as widespread borrower default, fraudulent behavior and/or the closure of other online consumer finance service providers, may also lead to tightened regulatory scrutiny of the sector and limit the scope of permissible business activities that may be conducted. If any of the foregoing takes place, our business and results of operations could be materially and adversely affected.
We have entered into agreements with certain celebrities from China’s entertainment industry in connection with marketing and advertising activities for the Wanlimu platform. We also engage certain key opinion leaders, or KOLs, on social media platforms in China to promote merchandise from the Wanlimu platform. We have limited control over such celebrities and KOLs, and if they behave inappropriately or unlawfully, our reputation could also be affected, which could in turn have an adverse impact on our business and results of operations. Furthermore, pursuant to our agreements with certain celebrities, we would be liable for damages in the event we breach certain material terms, such as failure to comply with the laws and regulations relating to marketing and advertising. We could face legal claims if any relevant celebrity believes that he or she has suffered reputational damage as a result of his or her cooperation with us.
We incurred net losses in the past and may incur net losses in the future.
We had net losses of RMB40.8 million and RMB233.2 million in the period from April 9 to December 31, 2014 and in 2015, respectively. We had accumulated deficits of RMB5,984.8 million and RMB6,633.7 million as of December 31, 2014 and December 31, 2015, respectively. Although we had net income of RMB576.7 million in 2016, RMB2,164.5 million in 2017, RMB2,491.3 million in 2018 and RMB 3,264.3 million (US$468.9 million) in 2019, we cannot assure you that we will be able to continue to generate net income in the future. In particular, we have faced recent challenges due to regulatory developments in the online consumer finance industry and the outbreak of
COVID-19
coronavirus, which may materially and adversely affect our business and results of operations. For further information, see “—We have faced significant challenges recently, and our business, results of operations and financial condition have been adversely affected by these challenges.”
In addition, we anticipate that our cost of revenues and operating expenses will increase in the foreseeable future as we continue to grow our business, attract borrowers, institutional funding partners and merchandise suppliers and further enhance and develop our credit products, enhance our risk management capabilities and increase brand recognition. As we aim to ramp up our Wanlimu platform, we expect to incur significant sales and marketing expenses to acquire users. These efforts may prove more costly than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. There are other factors that could negatively affect our financial condition. For example, the delinquency rates of the transactions facilitated may be higher than expected, which may lead to lower than expected revenue, additional expenses and higher provision for loan principal and financing service fee receivables. Furthermore, we have adopted share incentive plans in the past and may adopt new share incentive plans in the future, which have caused, and will result in, significant share-based compensation expenses to us. We generate a material portion of our total revenues from service fees we receive from our loan book business. Any material decrease in our service fees would have a substantial impact on our margin. Furthermore, as a result of the outbreak of
COVID-19
coronavirus and the market downturn and their potential impact on our business and results of operations, we may incur net losses in 2020. As a result of the foregoing and other factors, our net income margins may decline or we may incur additional net losses in the future and may not be able to maintain profitability on a quarterly or annual basis.

If our credit products do not achieve sufficient market acceptance or if we are unable to manage the growth of our credit products, our financial condition, results of operations and competitive position will be materially and adversely affected.
We currently offer cash credit products and merchandise credit products under our loan book business. Historically, we had explored and offered other types of credit products to users in China which were discontinued due to limited demand in the market. For example, we launched our budget auto financing business in November 2017, and we started to wind down this business in the second quarter of 2019 to focus on our core consumer finance business. While we intend to broaden the scope of products and services that we offer, there can be no assurance that we will be successful. New credit products must achieve high levels of market acceptance in order for us to balance the default risks associated with such products and to recoup our investment in developing and bringing them to market. Our existing or new products and services could fail to attain sufficient market acceptance for many reasons, including:
•	our failure to predict market demand accurately and supply attractive and increasingly personalized credit products at appropriate pricing and amount that meet this demand in a timely fashion;
•	borrowers may not like, find useful or agree with any changes made to our platform;
•	our existing credit products may cease to be popular among current borrowers or prove to be less attractive to prospective borrowers;
•	our failure to offer attractive merchandise on the Qudian marketplace that can be purchased by borrowers through merchandise credit products at competitive amount of financing service fees to meet consumer needs and preferences;
•	our failure to assess risk associated with new products and to properly price new and existing products;
•	negative publicity about our credit products, our platform or our mobile apps’ performance or effectiveness;
•	views taken by regulatory authorities that the launch of new credit products and changes to our existing credit products do not comply with PRC laws, rules or regulations applicable to us; and
•	the introduction or anticipated introduction of competing offerings by competitors.
If our existing and new products and services do not achieve adequate acceptance in the market, our competitive position, results of operations and financial condition could be harmed.
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
As we started to wind down our Dabai Auto business, revenues generated from such business would decrease, and we may incur additional costs in relation to the process of winding down such business.
We have started to wind down our budget auto financing business in the second quarter of 2019 to focus on our core consumer finance business. As a result, we expect revenues generated from our Dabai Auto business to further decrease, and we expect our sales and marketing expenses relating to such business will decrease as we close down our show rooms. Sales income in relation to Dabai Auto business was RMB26.1 million, RMB2,174.8 million and RMB411.4 million (US$59.1 million) in 2017, 2018 and 2019, respectively.

In addition, we may incur additional costs relating to the process of winding down our Dabai Auto business, such as expenses relating to, the closure of our showrooms. As of December 31, 2019, we carried finance lease receivable of RMB638.0 million (US$91.6 million). The decrease in revenues generated from our Dabai Auto business, the additional costs that may be incurred and any further write-down that may be recorded during the process of winding down such business may adversely affect our business, financial condition and results of operations.
Credit analysis and other information that we receive from other parties concerning a prospective borrower may be inaccurate or may not accurately reflect such prospective borrower’s creditworthiness, which may compromise the accuracy of our credit assessment.
For the purpose of credit assessment and pricing, we obtain prospective borrower’s credit analysis and other information from them as well as, with their authorization, from external parties, and assess applicants’ creditworthiness based on such information. Such external party’s credit assessment system may still be at a development stage and therefore have limitations in measuring borrowers’ creditworthiness. We have experienced instances where credit analysis information provided by an external party was not fully predictive of actual delinquency rates. Therefore, we do not rely on inputs from one or only a few external parties. Instead, we use inputs from many external parties for our credit assessment model to enhance our risk management capabilities. As the credit assessment methodologies of external parties are not disclosed to us, we may not have adequate knowledge of the assumptions behind their credit analysis, which could cause our model to produce inaccurate results. In addition, if there is an adverse change in the economic condition, credit analysis information provided by external parties may not be a reliable reference to assess an applicant’s creditworthiness, which may compromise our risk management capabilities. As a result, our assessment of a borrower’s credit profile may not reflect that particular borrower’s actual creditworthiness because assessment may be based on outdated, incomplete or inaccurate information. In addition, the completeness and reliability of information on borrower’s credit risk available in the PRC is relatively limited. The PBOC has developed and put into use a credit reference center which remains relatively underdeveloped. The information available to us and external parties from whom we obtain information for our credit assessment model is limited. We also currently do not have a comprehensive way to determine whether prospective borrowers have obtained loans through other consumer finance platforms, creating the risk whereby a borrower may utilize our credit products in order to pay off loans from other sources. There is also a risk that, following our obtaining a borrower’s information, the borrower may have:
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
Erroneous reports with respect to certain of our users have been sent to the credit reference center of the PBOC, which may result in reputational damage to us.
Some of our institutional funding partners report delinquencies of our users to the credit reference center of the PBOC, which adversely affect such users’ abilities to obtain loans in the future. Due to errors in our interfaces with certain institutional funding partners, we failed to inform such institutional funding partners about repayments made by certain of our users. As a result, such institutional funding partners believed that the users were delinquent on loan repayments and therefore made erroneous reports to the credit reference center of the

PBOC. Neither we nor the institutional funding partners are subject to legal liabilities if the institutional funding partners timely inform the PBOC about the errors after receiving complaints from the borrowers.
As isolated incidents, the erroneous reports have not resulted in any material adverse effect on our business. To avoid future errors, we have started to request our institutional funding partners to compare their records of delinquent borrowers with ours. However, there can be no assurance that our institutional funding partners will agree with the measure we proposed or that such measure will be effective in preventing errors. If additional erroneous reports were made to the PBOC in the future, we may suffer reputational damage due to the negative publicity, which could have a material adverse effect on our business, results of operations and financial condition.
We are subject to risks associated with other parties with which we collaborate. If such other parties fail to perform or provide reliable or satisfactory services, our business, financial condition and results of operations may be materially and adversely affected.
We collaborate with certain other parties in providing our credit products to borrowers. Such other parties include our institutional funding partners, third-party financial service providers that participate on our open platform, our cloud computing service provider and merchandise suppliers. These parties may not be able sufficiently or timely fund credit that we facilitate or provide satisfactory merchandise and services to us and/or borrowers on commercially acceptable terms or at all. Any failure by these parties to continue with good business operations, comply with applicable laws and regulations or any negative publicity on these parties could damage our reputation, expose us to significant penalties and decrease our total revenues and profitability. Also, if we fail to retain existing or attract new quality parties to collaborate with, our ability to retain existing borrowers, engage prospective borrowers may be severely limited, which may have a material and adverse effect on our business, financial condition and results of operations. In addition, certain of these other parties that we collaborate with have access to our user data to a limited extent in order to provide their services. If these other parties engage in activities that are negligent, illegal or otherwise harmful to the trustworthiness and security of our products or system, including the leak or negligent use of data, or users are otherwise dissatisfied with their service quality, we could suffer reputational harm, even if these activities are not related to, attributable to or caused by us.
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
All credit facilitated by us have fixed financing service fees. If prevailing market interest rates rise, our cost of capital for funds will increase, which may force us to increase the financing service fees we charge for on-balance
sheet transactions. If our borrowers decide not to utilize our credit products because of such an increase in financing service fees, our ability to retain existing borrowers, attract or engage prospective borrowers as well as our competitive position may be severely limited. We cannot assure you that we will be able to effectively manage such interest risk at all times or pass on any increase in interest rate to our borrowers. If we are unable to effectively manage such an increase, our business, profitability, results of operations and financial condition could be materially and adversely affected. If prevailing market interest rates decrease and we fail to adjust the amount of financing service fees we charge for on-balance
sheet transactions accordingly, prospective borrowers may take advantage of the lower funding cost offered by other parties. As a result, any fluctuation in the interest rate environment may discourage borrowers from making credit applications from us or utilize their approved credit, which may adversely affect our business.
If we are unable to provide a high quality borrower experience, our business and reputation may be materially and adversely affected.
The success of our business largely depends on our ability to provide high quality borrower experience, which in turn depends on a variety of factors. These factors include our ability to continue to offer credit products at competitive amount of financing service fees and adequate credit limits, reliable and user-friendly website interface and mobile apps for borrowers to browse, apply for credit, and purchase merchandise, and further improve our online credit approval process, source merchandise sold on the Qudian marketplace to respond to borrower’s demands and preferences, and maintain collection practices that are in strict compliance with applicable laws. If borrowers are not satisfied with our credit products, the merchandise sold on the Qudian marketplace or our services, or our system is severely interrupted or otherwise fail to meet the borrowers’ requests, our reputation and borrower loyalty could be adversely affected.
Our quarterly results may fluctuate significantly and may not fully reflect the underlying performance of our business.
Our quarterly results of operations, including the levels of our total revenues, cost of revenues and operating expenses, net income and other key metrics, may vary significantly in the future due to a variety of factors, some of which are outside of our control, and period-to-period
comparisons of our operating results may not be meaningful, especially given our limited operating history. Accordingly, the results for any one quarter are not necessarily an indication of future performance. Fluctuations in quarterly results may adversely affect the price of our ADSs. Factors that may cause fluctuations in our quarterly financial results include:
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
We generate a substantial portion of our revenue from the provision of both cash and merchandise credit products which we believe are mainly used for day-to-day
discretionary consumption purposes. As a result, our cash and merchandise credit products businesses are affected by the development of the retail industry, and in particular the online retail industry, in China. The long-term viability and prospects of various online retail business models in China remain relatively untested. As such, demand for our credit products and our future results of operations will depend on numerous factors affecting the development of the online retail industry in China, which may be beyond our control. These factors include:
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
A decline in the popularity of online shopping in general, especially through the use of credit products, or any failure by us to adapt the Qudian marketplace and improve the online shopping experience of our users in response to trends and user requirements, may adversely affect our results of operations and business prospects.
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
We are exposed to many types of operational risks, including the risk of misconduct and errors by our employees and parties that we collaborate with. Our business depends on our employees and/or business partners to interact with users, process large numbers of transactions, deliver merchandise purchased by borrowers, providing user and after-sale product services and support the collection process, all of which involve the use and disclosure of personal information. We could be materially and adversely affected if transactions were redirected, misappropriated or otherwise improperly executed, if personal information was disclosed to unintended recipients or if an operational breakdown or failure in the processing of transactions occurred, whether as a result of human error, purposeful sabotage or fraudulent manipulation of our operations or systems. It is not always possible to identify and deter misconduct or errors by employees or business partners, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. If any of our employees or business partners take, convert or misuse funds, documents or data or fail to follow our rules and procedures when interacting with users, we could be liable for damages and subject to regulatory actions and penalties. Any future allegations of employee misconduct, whether perceived or actual, could materially and adversely affect our reputation and business. We could also be perceived to have facilitated or participated in the illegal misappropriation of funds, documents or data, or the failure to follow our rules and procedures, and therefore be subject to civil or criminal liability. Any of these occurrences could result in our diminished ability to operate our business, potential liability to users, inability to attract users, reputational damage, regulatory intervention and financial harm, which could negatively impact our business, financial condition and results of operations.

If we are unable to protect the confidential information of our users and adapt to the relevant regulatory framework as to protection of such information, our business and operations may be adversely affected.
We collect, store and process certain personal and other sensitive data from our users, which makes us an attractive target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins
or similar disruptions. While we have taken steps to protect the confidential information that we have access to, our security measures could be breached. Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our system could cause confidential user information to be stolen and used for criminal purposes. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with users could be severely damaged, we could incur significant liability and our business and operations could be adversely affected. For example, there have been media reports alleging that former employees of our company have misappropriated and sold borrower data. We are not aware of any former employee who has been identified by law enforcement authorities to have engaged in such misconduct, and we do not believe such allegations have had a material impact on our business. However, future allegations of data breaches, whether perceived or actual, could materially and adversely affect our reputation and business.
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
As of December 31, 2019, our management has concluded that our internal control over financial reporting is effective. See “Item 15. Controls and Procedures — Management’s Annual Report on Internal Control over Financial Reporting.” Our independent registered public accounting firm has issued a report, which has concluded that we maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019.

However, our internal control over financial reporting may not prevent or detect all errors and all fraud for a variety of reasons. Among others, we are based in China, an emerging market where the overall internal control environment may not be as strong as in more established markets. In addition, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.
If we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If that were to happen, the trading price of our ADSs could decline and we could be subject to sanctions or investigations by the NYSE, SEC or other regulatory authorities.
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
We may incur liability for merchandise sold on the Qudian marketplace that are without or have yet to receive proper authorization, infringe on other parties’ intellectual property rights, or fail to comply with related permits or filing requirements.
We currently collaborate with more than 200 merchandise suppliers, including leading brands and their authorized distributors for our merchandise credit product business.
Although we have adopted measures to verify the authenticity and authorization of merchandise offered on the Qudian marketplace and avoid potential infringement of any rights of other parties in the course of sourcing these merchandise, we may not always be successful. In the event that counterfeit, unauthorized or infringing merchandise is sold on our mobile apps or infringing content is posted on our websites, we could face claims that we should be held liable. We had in the past received a few claims alleging that merchandise sold on the Qudian marketplace infringed on other parties’ rights and had worked with the relevant merchandise suppliers for product return and exchange of such merchandise. Although these claims have been immaterial to our business, results of operations and financial condition, if any material claim occurs in the future, irrespective of the validity of such claims, we may incur significant costs and efforts in either defending against or settling such claims. If there is a successful claim against us, we might be required to pay substantial damages or refrain from further sale of the relevant merchandise. Potential liability under PRC law if we negligently participated or assisted in infringement activities associated with counterfeit goods includes injunctions to cease infringing activities, rectification, compensation, administrative penalties and even criminal liability. Moreover, such claims or administrative penalties could result in negative publicity and our reputation could be severely damaged. Any of these events could have a material and adverse effect on our business, results of operations or financial condition.
We may be required to segregate our own assets from those assets of the institutional funding partners and borrowers.
Pursuant to the Circular of the General Office of the PRC State Council on Issuing the Implementing Proposals for the Special Rectification of Internet Financial Risks adopted in April 2016, online finance institutions are required to segregate assets of the institutional funding partners and borrowers in a custodian bank from their own assets. However, there is uncertainty as to the implementation of such regulations, and the scope of online finance institutions which are subject to such assets segregation liabilities remains unclear. In addition, commercial banks in the PRC currently only provide custodian services to online lending information intermediary institutions as defined under the Interim Online Lending Information Intermediary Measures. We do not consider ourselves as an online lending information intermediary institution as defined under the Interim Online Lending Information Intermediary Measures, and we currently do not engage commercial banks in the PRC to provide such custodian services to us. We use our best efforts to separate our own assets from those assets of the institutional funding partners to whom we transfer credit drawdowns by setting up separate bank accounts to monitor the assets of such institutional funding partners. However, since such bank accounts are still under our names and all the assets are therefore considered to be owned by us from a PRC legal perspective, if any person enforces a judgment against our assets, the assets of the institutional funding partners and borrowers will be enforced against as well. In addition, if we are deemed as an online lending information intermediary institution by the applicable regulatory authorities under the Interim Online Lending Information Intermediary Measures in the future, we may be subject to regulatory measures, such as warnings, fines and other measures permitted under the law, for our current practices.
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
From time to time we may also make financial investments, such as investments in equity securities of other companies, and there can be no assurance that we will be able to realize profits from such investments. We may also engage in corporate restructuring in order to facilitate capital raising and/or incubate new businesses. However, we may fail to obtain such intended benefits.
We may continue to repurchase our shares, and such repurchases may be at prices that exceed the trading price of our ADSs. We cannot guarantee that our share repurchase program will enhance long-term shareholder value, and it may fail to deliver the intended benefits.
We announced a share repurchase program approved by our board of directors in November 2017, under which we may repurchase up to US$300 million worth of our outstanding ADSs/or ordinary shares over a period of twelve months. We further announced a share repurchase program in December 2018, under which we may repurchase up to US$300 million worth of our outstanding ADSs/or ordinary shares over a period of twelve months, in addition to any further repurchases that may be made under the program announced in November 2017. In January 2020, we announced a new share repurchase program, under which we may repurchase up to US$500 million worth of our outstanding ADSs/or ordinary shares over a period of 30 months. Under the new share repurchase program, we are authorized to repurchase our ADSs and/or ordinary shares on the open market from time to time, in privately negotiated transactions, tender offers or any combination thereof. Our management is authorized to determine the terms and conditions relating to the program, including, among others, the quantity, timing, price and purpose of share repurchases.
In the future, we plan to continue to make share repurchases, and such repurchases may be at prices that differ from the trading price of our ADSs. For example, upon obtaining approval from our board of directors, we purchased all 18,173,885 of our Class A ordinary shares then held by Kunlun Group Limited, or Kunlun, at a premium to the then prevailing trading price of our ADSs on April 29, 2019. While we believe our share repurchases in the past helped us stabilize share price and promote shareholders’ interests, there can be no assurance that we will achieve the intended benefit of any future share repurchase to enhance value to shareholders.
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
We may be subject to claims under consumer protection laws, including health and safety claims and product liability claims, if property or people are harmed by the merchandise and services offered on the Qudian marketplace.
The Qudian marketplace allows consumers to buy merchandise from third-party merchandise suppliers, and some of such merchandise may be defectively designed or manufactured. Operators of online marketplaces in the PRC are subject to certain provisions of consumer protection laws even where the operator is not the supplier of the product or service purchased by the consumer. As a result, sales of defective merchandise could expose us to product liability claims relating to personal injury or property damage or other actions. In addition, if we do not take appropriate remedial action against merchandise suppliers for actions they engage in that we know, or should have known, would infringe upon the rights and interests of consumers, we may be held jointly liable with the merchandise suppliers for such infringement. Moreover, applicable consumer protection laws in China provide that trading platforms will be held liable for failing to meet any undertakings that the platforms make to consumers with regard to merchandise listed on their websites or mobile apps. Furthermore, we are required to report to the State Administration of Industry and Commerce, or the SAIC, or its local branches any violation of applicable laws, regulations or SAIC rules by merchandise suppliers or service providers, such as sales of goods without proper license or authorization, and to take appropriate remedial measures, including ceasing to provide services to the relevant merchandise suppliers. We may also be held jointly liable with merchandise suppliers who do not possess the proper licenses or authorizations to sell goods or sell goods that do not meet product standards. Some of the products sold on the Wanlimu platform may be defectively designed or manufactured. Sales of such products could expose us to liability associated with consumer protection laws, such as product liability claims relating to personal injury or property damage or other actions. In addition, we may face activist litigation in China by plaintiffs claiming damages based on consumer protection laws, which may result in increased costs in defending such suits and damages should we not prevail, which could materially and adversely affect our reputation and brands and our results of operations. We do not maintain product liability insurance for merchandise offered on the Qudian marketplace or the Wanlimu platform, and our rights of indemnity from our merchandise suppliers may not adequately cover us for any liability we may incur. Even unsuccessful claims could result in the expenditure of funds and management time and resources and could materially reduce our net income and profitability.
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
We may be adversely affected by political tensions between the United States and China.
There have been rising tensions between the United States and China in recent years. The U.S. administration under President Donald J. Trump has advocated for significant increases on tariffs on goods imported into the U.S., particularly those from China. For example, in 2018 the United States announced three finalized tariffs that applied exclusively to products imported from China, totaling approximately US$250 billion, and in May 2019 the United States increased from 10% to 25% the rate of certain tariffs previously levied on Chinese products. Beginning in September 2019, China and the U.S. resumed trade negotiations. Despite such negotiations, political tensions between the United States and China may further intensify, and the U.S. government may adopt even more drastic measures in the future.
If the relationship between the two countries further deteriorates, the United States may adopt legal or regulatory restrictions targeting China-based companies that are listed in the U.S. For example, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress, which if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges of issuers included on the SEC’s list for three consecutive years. Enactment of this legislation or other efforts to increase U.S. regulatory access to audit information could cause investor concerns for affected issuers, including us, and the market price of our ADSs could be adversely affected. It is unclear if this proposed legislation would be enacted. Furthermore, there has been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting laws and/or regulations may have material and adverse impact on the stock performance of China-based issuers listed in the United States.
A severe or prolonged downturn in the Chinese or global economy could affect borrowers’ willingness to seek credit and institutional funding partners’ ability and willingness to fund credit drawdowns facilitated by us, which could materially and adversely affect our business and financial condition.
Any prolonged slowdown in the Chinese or global economy may have a negative impact on our business, results of operations and financial condition. In particular, general economic factors and conditions in China or worldwide, including the general interest rate environment and unemployment rates, may affect borrowers’ willingness to seek credit and institutional funding partners’ ability and willingness to fund credit drawdowns facilitated by us. Economic conditions in China are sensitive to global economic conditions. The outbreak of COVID-19 coronavirus in 2020 has resulted in declines in economic activities in China and other parts of the world and raised concerns about the prospects of the global economy. As of the date of this annual report, we are unable to assess the full impact of the outbreak on our business, result of operations and financial condition. In addition, there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have also been concerns over unrest in North Korea, Ukraine, the Middle East and Africa, which have resulted in volatility in financial and other markets. There have also been concerns about the economic effect of the tensions in the relationship between China and surrounding Asian countries, as well as trade tensions between China and the United States. If present Chinese and global economic uncertainties persist, we may have difficulty in obtaining funding sources to fund the credit utilized by borrowers. Adverse economic conditions could also reduce the number of quality borrowers seeking credit from us, as well as their ability to make payments. Should any of these situations occur, the amount of transactions facilitated to borrowers and our revenue will decline, and our business and financial condition will be negatively impacted. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.
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
The outbreak of
COVID-19
coronavirus in 2020 is expected to materially and adversely affect our business, results of operations and financial condition. Our business could also be adversely affected by the effects of Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, or other epidemics. Our business operations could be disrupted if any of our employees is suspected of having
COVID-19
coronavirus, Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, SARS or other epidemic, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that any of these epidemics harms the Chinese economy in general.
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
The PRC government regulates telecommunications-related businesses through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership of PRC companies that engage in telecommunications-related businesses. Specifically, foreign investors are not allowed to own more than a 50% equity interest in any PRC company engaging in value-added telecommunications businesses, with certain exceptions relating to
e-commerce,
domestic multi-party, communication,
store-and-forward
and call center. The primary foreign investor must also have experience and a good track record in providing value-added telecommunications services, or VATS, overseas.
Because we are an exempted company incorporated in the Cayman Islands, we are classified as a foreign enterprise under PRC laws and regulations, and our wholly-owned PRC subsidiary, Ganzhou Qufenqi and Xiamen Youxiang Times Technology Co., Ltd., or Xiamen Youxiang, are foreign-invested enterprises, or FIEs. To comply with PRC laws and regulations, we conduct our business in China through our consolidated VIEs and their affiliates. Ganzhou Qufenqi and Xiamen Youxiang have entered into a series of contractual arrangements with the applicable consolidated VIEs and their shareholders. In addition, pursuant to the resolutions of all shareholders of Qudian Inc. and the resolutions of the board of directors of Qudian Inc., the board of directors of Qudian Inc. or any officer authorized by such board shall cause Ganzhou Qufenqi and Xiamen Youxiang to exercise their rights under the applicable power of attorney agreements entered into among Ganzhou Qufenqi or Xiamen Youxiang, the applicable consolidated VIEs and the nominee shareholders of the applicable consolidated VIEs and the rights of Ganzhou Qufenqi and Xiamen Youxiang under the applicable exclusive call option agreements between Ganzhou Qufenqi or Xiamen Youxiang, as applicable and the applicable consolidated VIEs. As a result of these resolutions and the provision of unlimited financial support from the Company to each of our consolidated VIEs, Qudian Inc. has been determined to be most closely associated with each of our consolidated VIEs within the group of related parties and was considered to be the primary beneficiary of each of our consolidated VIEs and its subsidiaries.
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

Furthermore, the Law of Foreign Investment of the PRC and its implementation regulations have become effectives since January 1, 2020. Under the Law of Foreign Investment of the PRC and its implementation regulations, VIEs that are controlled via contractual arrangement would not be absolutely deemed as Foreign-Invested Enterprises, or FIEs. Therefore, the current legal status of Contractual Arrangement as a whole and each of the agreements comprising the Contractual Arrangement will not be materially affected by the Law of Foreign Investment of the PRC and its implementation regulations. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. See “— Substantial uncertainties exist with respect to how the 2019 Law of Foreign Investment (including its implementation regulations) may affect our current corporate structure, corporate governance and business and financial condition.” Occurrence of any of these events could materially and adversely affect our business, financial condition and results of operations. In addition, if the imposition of any of these penalties or requirement to restructure our corporate structure causes us to lose the rights to direct the activities of our consolidated VIEs or our right to receive their economic benefits, we would no longer be able to consolidate the financial results of such VIEs in our consolidated financial statements. However, we do not believe that such actions would result in the liquidation or dissolution of our company, our wholly-owned subsidiaries in China or our consolidated VIEs or their subsidiaries. See “Item 4. Information on the Company — B. Business Overview — Overview — Our Contractual Arrangements with Consolidated VIEs and Their Shareholders.”
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
Ganzhou Qudian Technology Co., Ltd., or Ganzhou Qudian, Hunan Qudian Technology Development Co., Ltd., or Hunan Qudian, and Xiamen Qudian became our consolidated VIEs in 2017. Xiamen Weipujia Technology Co., Ltd., or Xiamen Weipujia, also became our consolidated VIE in 2018. Xiamen Qu Plus Plus also became our consolidated VIE in 2019.
Min Luo, our founder, chairman and chief executive officer, and Mr. Lianzhu Lv, our head of user experience department, are the only shareholders of Ganzhou Qudian, and Mr. Min Luo and Mr. Hongjia He, our vice president, are the only shareholders of Hunan Qudian. Mr. Min Luo is the only shareholder of Xiamen Qudian. Mr. Min Luo and Mr. Hongjia He are the only shareholders of Xiamen Weipujia. Mr. Min Luo and Mr. Long Xu are the only shareholders of Xiamen Qu Plus Plus. We believe such shareholding structure will enhance our administrative efficiency and reduce uncertainties associated with the enforcement of the relevant contractual arrangements entered into with the new consolidated VIEs and their respective shareholder(s). Instead of relying on several shareholders’ compliance with their respective contractual obligations, we will only rely on one or two shareholders’ compliance for each new consolidated VIE and would only need to enforce against such shareholder(s) in the event of a breach. However, there can be no assurance that the shareholding structure of the new consolidated VIEs will deliver the expected benefits. If any of the shareholders of the new consolidated VIEs breaches his obligations under the applicable contractual arrangements, our business, financial condition and results and operations could be materially and adversely affected.

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
Mr. Min Luo, our founder, chairman of the board and chief executive officer, beneficially owns all the Class B ordinary shares issued and outstanding, representing 76.9% of our aggregate voting power as of March 31, 2020. As a result, Mr. Min Luo has the ability to control or exert significant influence over important corporate matters, investors may be prevented from affecting important corporate matters involving our company that require approval of shareholders, including:
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
Substantial uncertainties exist with respect to how the 2019 Law of Foreign Investment (including its implementation regulations) may affect our current corporate structure, corporate governance and business and financial condition.
On March 15, 2019, the Standing Committee of the National People’s Congress promulgated the Law of Foreign Investment of the PRC, or the 2019 Law of Foreign Investment, which became effective on January 1, 2020. On December 26, 2019, the State Council issued the Regulations on Implementing the Law of Foreign Investment of the PRC, which came into effect on January 1, 2020. The 2019 Law of Foreign Investment and its implementation regulations replaced the trio of laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations.
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
The contractual arrangements have been adopted by many
PRC-based
companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. As mentioned above, the 2019 Law of Foreign Investment and its implementation regulations do not mention concepts including “de facto control” and “controlling through contractual arrangements,” nor does it specify the regulation on controlling through contractual arrangements. Specifically, it does not incorporate contractual arrangements as a form of foreign investment, the contractual arrangements as a whole and each of the arrangements comprising the contractual arrangements will not be materially affected and will continue to be legal, valid and binding on the parties.
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
Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed
companies due to their position as director, senior management or employees of the PRC subsidiaries of the overseas companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. Our directors, executive officers and other employees who are PRC residents and who have been granted options may follow SAFE Circular 37 to apply for the foreign exchange registration before our company becomes an overseas listed company. After our company became an overseas listed company since the completion of our initial public offering, we and our directors, executive officers and other employees who are PRC residents and who have been granted options have been subject to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE in February 2012, according to which, employees, directors, supervisors and other management members participating in any stock incentive plan of an overseas publicly listed company who are PRC residents are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. We will continue to make efforts to comply with these requirements. However, there can be no assurance that they can successfully register with SAFE in full compliance with the rules. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit the ability to make payment under our share incentive plans or receive dividends or sales proceeds related thereto, or our ability to contribute additional capital into our wholly-foreign owned enterprises in China and limit our wholly-foreign owned enterprises’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional share incentive plans for our directors and employees under PRC law.
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
Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered capital, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends, loans or advances. Certain of our subsidiaries did not have any retained earnings available for distribution in the form of dividends as of December 31, 2019. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary.
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
Non-resident
Enterprises, or SAT Circular 37, which was revised on June 15, 2018, to completely repeal SAT Circular 698 and the second paragraph of Section 8 of Bulletin 7. According to SAT Circular 37, the amount of taxable income equals the remainder after deducting the net equity value from the equity transfer income. Equity transfer income means the consideration collected by the transferor from the equity transfer, including income in both monetary form and non-monetary
form. Net equity value means the tax basis for acquiring such equity. The tax basis for the equity is the capital contribution costs actually paid by the equity transferor to a PRC resident enterprise at the time of the investment and equity participation, or the equity transfer costs actually paid at the time of acquisition of such equity to the original transferor of such equity.
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

The Employment Contract Law established new restrictions and increased costs for employers to dismiss employees, including specific provisions related to fixed-term employment contracts, temporary employment, probation, consultation with the labor union and employee assembly, employment without a contract, dismissal of employees, compensation upon termination and overtime work, and collective bargaining. According to the Employment Contract Law, an employer is obliged to sign a labor contract with an unlimited term with an employee if the employer continues to hire the employee after the expiration of two consecutive fixed-term labor contracts subject to certain conditions or after the employee has worked for the employer for ten consecutive years. The employer also has to pay compensation to an employee if the employer terminates an unlimited-term labor contract. Such compensation is also required when the employer refuses to renew a labor contract that has expired, unless it is the employee who refuses to extend the expired contract or resign. In addition, under the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008 and its Implementation Rules on Paid Annual Leave for Employees, which became effective on September 18, 2008, employees who have served more than one year for an employer are entitled to a paid vacation ranging from five to 15 days, depending on their accumulative total length of service. Employers who fail to allow for such vacation time must compensate their employees three times their regular salaries for each vacation day disallowed, unless such employers can provide evidence, such as a copy of a written notice provided to their employees, that suggests the employers made arrangements for their employees to take such annual leaves, but such employees voluntarily waived taking their leaves or such employees waived their right to such vacation days in writing.
The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection.
Our independent registered public accounting firm that issues the audit report included in our annual report filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the People’s Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators overseeing financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in this issue that has vexed U.S. regulators in recent years. On April 21, 2020, the SEC and the PCAOB issued a new joint statement, reminding the investors that in many emerging markets, including China, there is substantially greater risk that disclosures will be incomplete or misleading and, in the event of investor harm, substantially less access to recourse, in comparison to U.S. domestic companies, and stressing again the PCAOB’s inability to inspect audit work papers in China and its potential harm to investors. However, it remains unclear whether the SEC and PCAOB will take any further actions or what kind of actions will they take to address this issue.
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
As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced the QUITABLE Act, which is passed, may lead to the delisting from the U.S. national securities exchanges of issuers for which PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. See “—We may be adversely affected by political tensions between the United States and China.” for further details.
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
In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the trading price of our ADSs may be adversely affected.
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
The ability of U.S. authorities to bring actions for violations of U.S. securities law and regulations against us, our directors, executive officers or the expert named in this annual report may be limited and therefore you may not be afforded the same protection as provided to investors in U.S. domestic companies.
The SEC, U.S. Department of Justice (“DOJ”) and other authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies such as us, and non-U.S. persons, such as our directors and executive officers in China. Due to jurisdictional limitations, matters of comity and various other factors, the SEC, DOJ and other U.S. authorities may be limited in their ability to pursue bad actors, including in instances of fraud, in emerging markets such as China. We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, a majority of our directors and executive officers reside within China. There are significant legal and other obstacles for U.S. authorities to obtain information needed for investigations or litigation against us or our directors, executive officers or other gatekeepers in case we or any of these individuals engage in fraud or other wrongdoing. In addition, local authorities in China may be constrained in their ability to assist U.S. authorities and overseas investors more generally. As a result, if we have any material disclosure violation or if our directors, executive officers or other gatekeepers commit any fraud or other financial misconduct, the U.S. authorities may not be able to conduct effective investigations or bring and enforce actions against us, our directors, executive officers or other gatekeepers. Therefore, you may not be able to enjoy the same protection provided by various U.S. authorities as it is provided to investors in U.S. domestic companies.
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
PRC government authorities have promulgated laws and regulations to protect personal information from any abuse or unauthorized disclosure. In November 2016, the Standing Committee of the National People’s Congress promulgated the Network Security Law of the People’s Republic of China, or the Network Security Law, which took effect as of June 1, 2017. The Network Security Law is the first special law establishing the overall regulatory regime of personal information protection at the digital age. Since the Network Security Law came into effect, a series of legislative and administrative actions in connection with personal information protection have been taken by the PRC government. The newly adopted legislature includes laws, judicial interpretations, national standards and governmental regulations related to personal information protection, while governmental agencies such as the Central Cyberspace Affairs Commission, the Ministry of Industry and Information Technology, the Ministry of Public Security, and the State Administration for Market Regulation have taken a series campaigns to enhance and tighten the supervision of collection, usage, storage and transfer practices of personal information by internet service providers. For instance, pursuant to the Order for the Protection of Telecommunication and Internet User Personal Information issued by the Ministry of Industry and Information Technology in July 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. Furthermore, Personal Information Protection Act has been listed into the legislative plan, which will strengthen the supervision of the collection of personal information. Furthermore, the Information Security Technology- Personal Information Security Specification (GB/T 35273-2017), or the Specification, was issued by the General Administration of Quality Supervision, Inspection and Quarantine of the PRC and the Standardization Administration of the PRC, or the Standardization Administration, on December 29, 2017 and will be replaced by Information Security Technology Personal Information Security Specification (GB/T 35273-2020), or the 2020 Specification, issued by the State Administration for Market

Regulation and the Standardization Administration jointly which will take effect on October 1, 2020. Pursuant to the Specification, product and service providers should take technical and other necessary measures to ensure the safety of personal information, clearly demonstrate the purpose, approaches and scope of processing the personal information to the individual and acquire the authorization. In addition, according to the 2020 Specification, personal biometric information should be stored separately from personal identity information and in principle, the original personal biometric information should not be stored; besides, it further requires that main function of privacy policy is to disclose the scope and rules of personal information collection and use by the personal information controller, which should not be regarded as a contract signed by the subject of personal information. In particular, in 2019, operators of hundreds of APPs, including many popular and well-known Apps such as Douyu, YY, Meituan and Alipay, have been consulted or ordered by government agencies to rectify their practices of personal information protection; since September 2019, the so-called “big data” companies have caught regulatory attentions for the suspect of illegal collection and abuse of personal information through internet crawling practices, while Hangzhou Moxie Data Technology Co., Ltd. and Shanghai Xinyan Artificial Intellegence Technology Co., Ltd. have even been officially investigated.
As laws and regulations on data protection evolve, our practices may be deemed to be inconsistent with such laws or regulations. In addition to the potential fines, such non-compliances
could result in an order requiring us to change our practices, which may adversely affect our business and operation.
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
Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline significantly. The total number of ordinary shares outstanding as of March 31, 2020 was 253,719,036, comprising 190,227,864 Class A ordinary shares and 63,491,172 Class B ordinary shares. All ADSs representing our Class A ordinary shares sold in our initial public offering will be freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. All of the other ordinary shares outstanding are available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

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
We have been named as a defendant in eight putative shareholder class action lawsuits that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.
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
Conversion of our convertible notes may dilute the ownership interest of existing shareholders.
In July 2019, we issued US$345 million aggregate principal amount of convertible senior notes due 2026. As of March 31, 2020, we have repurchased US$137.0 million aggregate principal amount of convertible notes, and the outstanding principal amount was US$208.0 million. The conversion of some or all of the convertible notes may dilute the ownership interests of existing shareholders. Any sales in the public market of the ADSs issuable upon such conversion could adversely affect prevailing market prices of our ADSs. In addition, the existence of the convertible notes may encourage short selling by market participants because the conversion of the convertible notes could depress the market price of our ADSs.
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
The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. Under PRC law, a foreign judgment, which does not otherwise violate basic legal principles, state sovereignty, safety or social public interest, may be recognized and enforced by a PRC court, based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. As there existed no treaty or other form of reciprocity between China and the United States, the United Kingdom, Japan or most other western countries governing the recognition and enforcement of judgments as of the date of this annual report, including those predicated upon the liability provisions of the United States federal securities laws, recognition and enforcement in China of judgments of a court in any of these jurisdictions may be difficult or impossible. In addition, you may not be able to bring original actions in China based on the U.S. or other foreign laws against us, our directors, executive officers or the expert named in this annual report either. As a result, shareholder claims that are common in the U.S., including class action securities law and fraud claims, are difficult or impossible to pursue as a matter of law and practicality in China. Therefore, you may not be able to effectively enjoy the protection offered by the U.S. laws and regulations that intend to protect public investors.
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
We consider ourselves as a service provider with the primary business purpose of focusing on our data technology. We aim to facilitate credit to borrowers that are funded by institutional funding partners rather than by using our own capital. As such, fees received from borrowers for on-balance
sheet transactions are recorded as financing income, while fees received from institutional funding partners in connection with off-balance
sheet transactions are recorded as loan facilitation income and other related income on our consolidated statements of operations. However, we have historically funded, and may continue to fund, credit drawdowns with our own capital. In such case, the fees received from borrowers may be treated as interest for purposes of the PFIC rules. Certain proposed Treasury regulations (upon which taxpayers may rely) provide that, if certain conditions are fulfilled, interest that is treated as derived in the active conduct of a financing business will not be treated as passive income for purposes of the PFIC rules. However, given the nature of our business and composition of our income overall, there is a significant risk that we will not qualify for this exception. Given the foregoing and based on the past and projected composition and classification of our income and assets, we believe that there is a significant risk that we will be classified as a PFIC for United States federal income tax purposes for 2019, and we may be classified as a PFIC in future taxable years. If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares, our PFIC status could result in adverse United States federal income tax consequences to you if you are a United States Holder, as defined under “Item 10. Additional Information — E. Taxation — Certain United States Federal Income Tax Considerations.” For example, if we are or become a PFIC, you may become subject to increased tax liabilities under United States federal income tax laws and regulations, and will become subject to burdensome reporting requirements. See “Item 10. Additional Information — E. Taxation — Certain United States Federal Income Tax Considerations — Passive Foreign Investment Company.” There can be no assurance that we will not be a PFIC for 2019 or any future taxable year.
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
We were founded in April 2014 and operated our business through Beijing Happy Time Technology Development Co., Ltd., or Beijing Happy Time. We initially operated our business by facilitating merchandise credit and cash credit to college students on campuses across China. Starting from November 2015, we shifted our focus to a broader base of young consumers in China, and we have terminated our on-campus
business. Since July 2016, we have engage all borrowers as to our cash and merchandise credit products through online channels. In November 2017, we launched budget auto financing products under the “Dabai Auto” brand, and we established a nationwide network of showrooms to engage prospective car buyers. We started to wind down our budget auto financing business in the second quarter of 2019 to focus on our core consumer finance business.
In September 2016, Qufenqi (Ganzhou) Information Technology Co., Ltd., or Ganzhou Qufenqi, was incorporated as a wholly foreign owned entity in China. In November 2016, we incorporated Qudian Inc. under the laws of the Cayman Islands as our offshore holding company, and subsequently, we established a wholly- owned subsidiary in the British Virgin Islands, QD Technologies Limited, in November 2016, and a wholly-

owned subsidiary in Hong Kong, QD Data Limited, to be our intermediate holding company in December 2016, to facilitate our initial public offering in the United States. The entire equity interest of Ganzhou Qufenqi was transferred from its former holding company to QD Data Limited. As a result of the restructuring in 2016, we hold equity interest in Ganzhou Qufenqi through our current offshore structure. At the same time, Ganzhou Qufenqi entered into a series of contractual arrangements with Beijing Happy Time and its shareholders. In addition, pursuant to the resolutions of all shareholders of Qudian Inc. and the resolutions of the board of directors of Qudian Inc., the board of directors of Qudian Inc. or any officer authorized by such board will cause Ganzhou Qufenqi to exercise its rights under such contractual arrangements. As a result of these resolutions and the provision of unlimited financial support from the Company to Beijing Happy Time, Qudian Inc. has been determined to be most closely associated with Beijing Happy Time within the group of related parties and was considered to be the primary beneficiary of Beijing Happy Time and its subsidiaries.
Ganzhou Qudian, Hunan Qudian and Xiamen Qudian became our consolidated VIEs in 2017. Xiamen Weipujia became our consolidated VIEs in 2018. Xiamen Qu Plus Plus became our consolidated VIE in 2019. We have entered into a series of contractual arrangements with each new consolidated VIE and its shareholders, which allows us to exercise effective control over each new consolidated VIE and realize substantially all of the economic risks and benefits arising from such new consolidated VIE. The contractual arrangements for each consolidated VIE, including those as to the new consolidated VIEs, contain substantively identical provisions that afford us, through our wholly-owned subsidiary Ganzhou Qufenqi, the right to control all consolidated VIEs in the same manner and degree. Mr. Min Luo, our founder, chairman and chief executive officer, and Mr. Lianzhu Lv, our head of user experience department, are the only shareholders of Ganzhou Qudian, and Mr. Min Luo and Mr. Hongjia He, our vice president, are the only shareholders of Hunan Qudian. Mr. Min Luo is the only shareholder of Xiamen Qudian. Mr. Min Luo and Mr. Hongjia He are the only shareholders of Xiamen Weipujia. Mr. Min Luo and Mr. Long Xu are the only shareholders of Xiamen Qu Plus Plus. We believe such shareholding structure will enhance our administrative efficiency and reduce uncertainties associated with the enforcement of the relevant contractual arrangements entered into with the consolidated VIEs and their respective shareholder(s). Instead of relying on several shareholders’ compliance with their respective contractual obligations, we will only rely on one or two shareholders’ compliance for each consolidated VIE and would only need to enforce against such shareholder(s) in the event of a breach. The establishment of any of these consolidated VIEs is not intended to, and will not, have an adverse impact on the rights of our ADS holders. For more information, see “Item 3. Key Information on the Company — D. Risk Factors — Risks Relating to Our Corporate Structure — We rely on contractual arrangements with our consolidated VIEs and their shareholders to operate our business, which may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business.” We intend to utilize our consolidated VIEs to continue to conduct our existing loan book and transaction services businesses and to also undertake new business opportunities, including Wanlimu, our online luxury fashion products platform that we started in March 2020.
We currently conduct our business in China mainly through our consolidated VIEs and their subsidiaries. Xiamen Weipujia does not currently engage in material business operations.
In July 2019, we issued US$345 million aggregate principal amount of 1.00% convertible senior notes due 2026 (including full exercise of the initial purchasers’ option to purchase additional notes), raising US$334.2 million in net proceeds to us after deducting underwriting discounts and commissions and other offering expenses. In connection with the offering of the convertible senior notes, we entered into capped call transactions with the initial purchasers and/or their respective affiliates and used approximately US$28.2 million of the net proceeds of the offering to pay the cost of such transactions.
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
Overview
We are a leading technology platform empowering the enhancement of online consumer credit experience in China. We target hundreds of millions of young, tech-savvy and mobile-active consumers in China who are underbanked and underserved but eager to access small credit for their discretionary spending. Our technology platform enables licensed credit providers to offer instantaneous, affordable and customized consumer credit to this young generation of consumers.
At the core of our technology platform are our
big-data
driven artificial intelligence-based credit assessment model and efficient transaction infrastructure. Our credit assessment model is built on a massive amount of multi-dimensional borrower data and advanced machine learning capabilities. We focus on data analysis that not only reflect borrowers’ ability to repay but also their willingness to do so. The growing volume of credit transactions facilitated by our platform allows us to continuously refine our proprietary credit assessment model, which enables us to accurately assess borrowers’ credit profiles. In addition, our transaction clearing infrastructure meets the stringent requirements of regulated financial institutions and has the capability to process enormous credit transactions in real time. We have integrated our transaction infrastructure seamlessly with licensed institutional funding partners. As a result, we are able to rapidly aggregate borrowing demand, assess credit risk and match funding sources instantaneously.
Through our technology platform, we operate (i) a loan book business, whereby we offer small credit products to consumers and undertake the related credit risk, and (ii) a transaction services business, whereby we offer loan recommendation and referral services to third-party financial service providers and assume no credit risk. In 2019, we facilitated RMB84.5 billion (US$12.1 billion) in transactions. 72.0% of such transactions were facilitated under our loan book business, and 28.0% were facilitated under our transaction services business. As of December 31, 2019, we had served a cumulative number of borrowers of 19.0 million.
To provide consumers with a convenient experience, we offer small credit products through our online platform, with all of the transactions facilitated through mobile devices. Prospective borrowers can apply for small credit on their mobile phones and receive approval within minutes. Approved borrowers are then able to draw down on their cash credit with cash disbursed immediately into their online accounts in digital form. Borrowers also repay the credit drawdowns through their online accounts. We also offer merchandise credit products to finance borrowers’ direct purchase of merchandise from the Qudian marketplace on installment basis. Through collaborating with more than 200 merchandise suppliers, we offer a variety of merchandise ranging from consumer electronics products to watches and sports and outdoor products to capture approved borrowers’ growing consumption demand and enhance their online shopping experience. In the three months ended December 31, 2019, the small credit products under our loan book business had an average size of approximately RMB1,500 (US$215.5) and weighted average term of approximately 11.0 months.
We collaborate with a variety of institutional funding partners such as banks, trust companies, consumer finance companies, asset management companies and other institutions, to secure sufficient amounts of funding for credit drawdowns. Institutional funding partners are interested in working with us because of our technology-driven credit assessment capabilities and the diversified credit portfolio with attractive risk-adjusted returns. Our strong technological capabilities enable us to seamlessly integrate our system with those of our institutional funding partners, rapidly facilitate transactions and repayment settlements at a massive scale and forecast our funding needs on a real-time basis. We do not directly source funding from retail investors.
We have developed our transaction services business to help financial service providers grow, while simultaneously bringing value to consumers. The transaction services business also allows us to further monetize our user base and mitigate our credit risk exposure. While our registered users grew to approximately 79.5 million as of December 31, 2019, the number of outstanding borrowers was 6.1 million as of the same date, evidencing the potential to maximize the value of our user base. We aim to further activate this user base by operating an open platform, whereby we offer transaction referral services to licensed institutional funding partners and traffic referral services to other financial technology platforms. The financial service providers take full credit risk for these referrals. We expect to create significant value for all parties involved in these initiatives: financial service providers gain access to a vast online borrower base; and consumers can access affordable, instant credit through more mobile channels. As of December 31, 2019, the cumulative amount of transactions facilitated under our transaction services business was RMB23.7 billion, and the cumulative number of borrowers for such transactions was 1.3 million. In the three months ended December 31, 2019, the transactions facilitated under our transaction services business had an average loan balance of approximately RMB12,000 (US$1,723) and weighted average term of approximately 13.8 months.
We launched Wanlimu, an online luxury fashion products platform, in March 2020. Wanlimu caters to the strong demand of China’s middle- and high-income consumers for luxury products from global fashion brands. We aim to provide a one-stop
online fashion shopping experience, and consumers can purchase a broad range of skin care products, bags, apparel, shoes and accessories on Wanlimu. As of March 31, 2020, more than 8,600 SKUs from over 50 global luxury brands were available on Wanlimu. We plan to expand the merchandise offerings on Wanlimu to better satisfy consumers’ demand for high quality fashion products.
We generate (i) financing income and loan facilitation income and other related income from cash credit products and (ii) financing income, sales commission fee and loan facilitation income and other related income from merchandise credit products. We generate transaction services fee and other related income from our transaction services business. We also generate revenue from merchandise sales on the Wanlimu platform. We historically offered budget auto financing products, from which we generated sales income and financing income. We started to wind down our budget auto financing business in the second quarter of 2019 to focus on our core consumer finance business.
We have achieved significant scale and experienced strong growth in our results of operations. Our total revenues increased from RMB4,775.4 million in 2017 to RMB7,692.3 million in 2018, and further increased to RMB8,840.0 million (US$1,269.8 million) in 2019. We recorded net income of RMB2,164.5 million, RMB2,491.3 million and RMB3,264.3 million (US$468.9 million) in 2017, 2018 and 2019, respectively.
Credit Business
Our credit business is comprised of (i) a loan book business, whereby we offer small credit products to consumers and undertake the related credit risk, and (ii) a transaction services business, whereby we offer loan recommendation and referral services to third-party financial service providers and assume no credit risk.
Loan Book Business
Small Credit Products
Under our loan book business, we offer small credit products to consumers and undertake the related credit risk. We target hundreds of millions of young, tech-savvy and mobile-active consumers in China who are underbanked and underserved but eager to access small credit for their discretionary spending. Our small credit products consist of cash credit products and merchandise credit products. Users can access our small credit products through our Laifenqi and Qudian mobile apps. Small credit products typically have short durations, enabling us to quickly understand a borrower’s behavior and further refine our data analytics and credit assessment model. Small credit products also enjoy favorable risk characteristics compared to larger credit products. A borrower is more likely to repay a smaller amount on time to maintain the quality of his or her credit profile, which may impact future borrowing activities. Benefits to fraudulent borrowers are also limited given the small amount of money borrowed.

Our cash credit products comprise short-term, unsecured lines of credit that can be drawn down at any time, subject to our approval at the time of each drawdown request. Prospective borrowers complete an application and receive a decision on their application in as quick as a few seconds. When a credit is drawn, the money is deposited directly into the borrower’s specified digital account and can be used anywhere such digital account is accepted. Borrowers are typically charged financing service fees for cash credit drawdowns. In the three months ended December 31, 2019, our cash credit products had an average size of approximately RMB1,972 (US$283.3) and weighted average term of approximately 8.5 months.
We also offer merchandise credit products to finance borrowers’ direct purchase of merchandise offered on the Qudian marketplace on installment basis. The Qudian marketplace connects consumers with merchandise suppliers. We neither sell merchandise nor hold inventory for the Qudian marketplace. Customers access the Qudian marketplace through mobile apps. Only customers with approved merchandise credit limits can make purchases, and we require a minimum amount of each purchase to be funded by utilizing our credit product. In the event the credit drawdown were insufficient to purchase the relevant merchandise, borrowers will need to pay for the portion that was not covered by the credit products using their own funds. A borrower may also voluntarily pay a portion of the purchase price with his or her own funds. We currently collaborate with more than 200 merchandise suppliers, including leading consumer brands and their authorized distributors, to offer 16 categories of merchandise from over 4,000 brands covering primarily consumer electronics, home appliances, watches and accessories, sports and outdoor merchandise and luggage. Borrowers are typically charged financing service fees for merchandise credit drawdowns. We also earn sales commission fee from our merchandise suppliers for our intermediary services rendered. Sales commission fee represents fees earned from merchandise suppliers when borrowers purchase their merchandise on the Qudian marketplace and comprise (i) the difference between the retail prices of the merchandise sold to borrowers and the prices of the merchandise that we pay to the merchandise suppliers and (ii) rebates earned from merchandise suppliers. Such fees are determined based on our negotiation with the relevant merchandise suppliers. Merchandise suppliers do not receive any other amounts from us or borrowers.
We utilize our proprietary data analytics and credit assessment model to determine the amount of credit available for each borrower. For information regarding credit assessment, see “— Credit Approval and Servicing Process — Stage 3: Credit Assessment.” The full amount of such credit represents such borrower’s credit limit for merchandise credit products. A portion of the full amount represents the borrower’s credit limit for cash credit products. Nonetheless, while borrower may utilize funds received under cash credit products for any purpose, merchandise credit products can only be used to fund purchases on the Qudian marketplace. Borrowers’ credit limits are not the same as revolving lines of credit which can be utilized and paid down and utilized again because we have the right to not approve any additional draw downs. Upon receipt of a drawdown request, our credit assessment model and risk management system normally review the application and re-evaluate
the creditworthiness of such borrower to ensure that he or she is qualified for the requested drawdown.
When borrowers draw down on their cash credit or utilize their merchandise credit to purchase merchandise on the Qudian marketplace, they may choose between several installment plans of different durations and financing service fees. The terms of the credit products are clearly stated in the electronic borrowing agreements borrowers enter into with us upon drawdowns:
•	Installments . Borrowers are generally required to make fixed weekly or monthly payments. The combined total represents the loan principal and financing service fees charged to borrowers.
•
Durations
. Durations of credit products facilitated typically range from one to 18 months for cash credit products and from one to 18 months for merchandise credit products as of the date of this annual report. Historically, we also offered merchandise credit products that require monthly payments ranging up to 24 months.
•	Prepayments . Borrowers may pay off their account balance in full at any time, and the amount of repayment will be calculated based on actual duration of the loan prior to the prepayment.

•	Penalty fee . A penalty fee for late payment is clearly disclosed in the agreement and will be imposed as a daily penalty rate of the amount past due.
•	Repayment method . Repayments are made through the borrower’s specified digital account.
The borrower may continue to utilize his or her credit as long as the borrower has made the requisite payments in a timely manner, and there are unused credit remaining, subject to our approval at the time of each drawdown request. Borrowers are not allowed to roll over cash credit products or merchandise credit products upon maturity or otherwise change the terms of the transactions.
Budget Auto Financing Products
We historically offered budget auto financing products in the form of sales-type finance leases and vehicle sales with guarantee under the Dabai Auto brand. We started to wind down our budget auto financing business in the second quarter of 2019 to focus on our core consumer finance business.
In the case of sales-type finance leases, we purchased cars on our inventory and leased them to creditworthy car buyers. Each car buyer was required to make a down payment and pay installments throughout the term of the lease. The legal title of the car was transferred to the car buyer upon full repayment. In the case of vehicle sales with guarantee, we sold vehicles to buyers and provided loan facilitation services to funding partners who provided financing to the vehicle buyers. The buyer obtained control of the vehicle when the borrower physically possessed the vehicle and when we received cash consideration for the vehicle from the buyer. We received recurring service fees from the financial institution for our loan facilitation services and post-origination services throughout the term of the loan. In addition, we provided a guarantee on the principal and accrued interest repayments of the defaulted loans to the financial institution.
Risk Management
To maintain healthy credit performance, we developed a rigorous credit assessment model and robust risk management system. We are an innovator in the application of artificial intelligence, machine learning and big data analytics to credit services. We aggregate borrowers’ behavioral data and utilize machine learning technologies to accurately assess borrowers’ credit profiles. Our unique small credit products with short tenure result in a high transaction frequency, which in turn help to produce a massive amount of transaction data and a high transaction velocity, which is critical for an artificial intelligence and machine learning driven credit assessment model to quickly evolve in a continuously self-reinforcing manner. The model is built on more than 800 decision rules and over 6,000 data variables and powered by our massive database, including more than 208 million actual transaction backed analytics and data from more than RMB268 billion cumulative amount of credit drawdowns facilitated as of December 31, 2019.
Fraud Prevention
Our fraud prevention system identifies suspicious activities effectively and accurately with minimum friction in user experience. Machine learning enables us to analyze prospective borrowers’ behavioral patterns and address different types of fraud risks, including known fraud types, new fraud types as well as organized frauds. We aggregate data from both internal and external sources and undertake multiple steps to identify frauds:
•
Information Authentication
. We use information from external databases to match the information provided by the prospective borrower. If the relevant information does not match, such application will be declined.
•
Restricted List Search
. We collaborate with other institutions to screen prospective borrowers who are on restricted lists maintained by such institutions. We utilize more than 30 such lists, which contain individuals whose records indicate higher risk of fraud.

Credit Assessment
Our credit assessment system has undergone significant evolutions since our inception in April 2014. Prior to November 2015, we primarily engaged borrowers offline and utilized traditional credit assessment methodologies such as in-person
collection of borrower information as well
in-person
interviews. Our borrower engagement efforts shifted from offline to online since November 2015, and we have fully automated data collection and credit assessment methodologies accordingly. In the fourth quarter of 2017, we adopted a new credit assessment system, which consisted of multiple modules:
•	Admission Module . Under this module, we assess applicants based on their basic background information, such as age and the geographical regions where they are located;
•	Redline Module . Under this module, we exclude certain ineligible applicants, such as students and applicants on restricted lists maintained by other institutions that we collaborate with;
•
Enhanced Rule Module
. Under this module, we identify high risk applicants, such as applicants with a history of severe delinquency or have a record of borrowing from a large number of lenders. QD score is also one of the key factors we consider under the enhanced rule module to assess applicants;
QD Score
QD score analyzes a large number of variables for each transaction and enable us to better differentiate between creditworthy borrowers and lower quality borrowers. Such variables include internal data, such as historical transaction data backed by actual repayment and delinquency behavior. Compared to our earlier credit assessment systems, QD score takes into account more variables relating to (i) prospective borrowers’ credit applications and delinquencies with other financial service providers and (ii) prospective borrowers’ ability to repay. We believe such variables have enhanced our ability to identify prospective borrowers who have borrowed from multiple sources and therefore present higher level of credit risk as well as our ability to accurately assess prospective borrowers’ ability to repay. For repeat borrowers, we use borrowers’ transaction data on our platform. We have cumulatively facilitated over 208.0 million credit transactions on our platform, which gives us proprietary data advantage in terms of users’ credit quality with regards to repayment and delinquency behavior.
QD score correlates positively with credit quality and ranges from 300 to 1,000. We offer borrowers with better credit quality progressively higher credit limits. In 2019, credit limits assigned to eligible borrowers ranged approximately from RMB500 to RMB25,000
.
Historical Practices
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
Our borrower engagement efforts shifted from offline to online in November 2015, and we have started to automate our data collection process and credit assessment system. During the period from November 2015 to January 2017, we assessed borrowers’ credit profiles based on a large number of inputs, such as Zhima Credit Score, the borrower’s delinquency record, the number of credit applications submitted by the borrower to other financial service providers and delinquency rates in the region where a prospective borrower resides. None of the inputs by itself alone is determinative in our analysis. We assigned borrowers highly differentiated credit limits based on their credit profiles.
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
Every applicant who passes our fraud prevention and credit assessment system is assigned a credit limit, the size of which is determined by our credit assessment system.
Our Risk Management Team
We have established a risk management team comprising of 163 employees as of December 31, 2019. Our risk management team meets regularly to examine the credit and enterprise risks of our company, and is intimately involved in portfolio management, credit model development, validation and optimization. Tasks performed by our risk management team includes reporting on origination trends, monitoring of portfolio performance and stability, risk concentrations, building and maintaining credit models, performing economic stress tests on our portfolio, optimizing credit decisioning processes and conducting peer benchmarking and exogenous risk assessments.
A majority of our risk management team members are responsible for credit management and collection. We have implemented payment and collection policies and practices, included through automated repayment process in which borrowers authorize deduction from their specified digital accounts for the amount of scheduled repayments. These policies and practices are designed to optimize regulatory compliant repayment, while also providing superior borrower experience. Our collections teams are trained to help borrowers to understand the value of their credit profile, explore available payment alternatives and make reasonable arrangements to repay outstanding balances. Our employees contact borrowers following the first missed payment and periodically thereafter. Our primary methods of contacting past due borrowers are to send reminders through text, voice and instant messages, phone calls, letters and emails.
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
The financing service fee of a credit product is determined by its size and duration. Credit products of larger size and longer duration generally correspond to higher amount of financing service fees. For borrowers with strong credit profiles, we may offer them discounts as to financing service fees. In addition, we hold promotional campaigns from time to time and charge lower financing service fees during such campaigns. Such discounts were RMB1.5 million, RMB61.6 million and RMB10.7 million (US$1.5 million) for the years ended December 31, 2017, 2018 and 2019, respectively.
Transaction Services Business
In the fourth quarter of 2018, we launched an open platform for transaction services business, which helps financial service providers grow, while simultaneously bringing value to consumers. The transaction services business also allows us to further monetize our user base and mitigate our credit risk exposure. We perform credit assessment on users applying for credit on our platform, following which we primarily refer users that meet our credit requirements to licensed institutional funding partners that participate on the platform. We receive commissions from the institutional funding partners for such referrals. For users that do not meet our credit requirements, we refer their applications to other financial service providers that participate on the platform. We typically charge such financial service providers for lead generation on a cost-per-click
basis.
The financial service providers perform independent credit assessment for the transactions facilitated under our transaction services business, and we do not bear credit risk for the transactions.
Our open platform provides
one-stop
end-to-end
credit service to consumers through our mobile applications. Consumers can complete credit applications, and loan drawdowns from our licensed institutional funding partners or other financial service providers on our platform. As such, our platform offers superior user experience compared to platforms that redirect borrowers to other financial service providers to process their borrowing transactions.
Borrowers
We target hundreds of millions of young, tech-savvy and mobile-active consumers in China who are underbanked and underserved but eager to access small credit for their discretionary spending. As we have been focused on providing credit products to young consumers across China, we have gained extensive experience and understanding into the behavior and consumption preference of such demographic of users since our inception. In 2019, approximately 84.3% of active borrowers are between 18 and 35 years of age.
We primarily engage borrowers through our mobile applications. We also seek to diversify our borrower engagement channels by collaborating with other leading Internet companies.
We have experienced significant growth in the number of borrowers since inception. As of December 31, 2017, 2018 and 2019, approximately 26.2 million, 31.0 million and 33.8 million registered users were approved with credit, respectively. As of December 31, 2017, 2018 and 2019, our outstanding borrower base was 5.8 million, 5.3 million and 6.1 million, respectively. In 2017, 2018 and 2019, repeat borrowers made up approximately 81.9%, 88.0% and 77.6% of our total active borrowers, respectively. We believe the increase in repeat borrowers reflects borrower loyalty and our credit products’ ability to address borrower consumption needs. On average, an active borrower drew down credit from our platform approximately 5.3 times in 2019.

Funding
We collaborate with institutional funding partners to fund transactions under both the loan book business and the transaction services business. While we bear credit risk for transactions under the loan book business, we do not bear credit risk for transactions under the transaction services business. We believe institutions provide us with an efficient way to secure a large amount of funding, while being generally more stable than retail investors by nature. In addition, while we intend to focus on leveraging technology, rather than capital, to serve the broad consumer base in China, we indirectly fund certain transactions under the loan book business through funding arrangements with financial institutions to provide ourselves with funding flexibility.
The table below sets forth a breakdown by funding sources for total amount of transactions in the periods presented:

	Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
On-balance sheet transactions:
Credit drawdowns that were funded by institutional funding partners	47,247,820	17,786,502	6,827,311	980,682
Credit drawdowns transferred to institutional funding partners	22,430,109	1,664,062	477,200	68,545
Credit drawdowns funded through trusts (1)	24,817,711	16,122,440	6,350,111	912,136

Credit drawdowns that were funded by our own capital	31,225,916	19,249,864	15,933,116	2,288,649

Total on-balance sheet transactions	78,473,736	37,036,366	22,760,427	3,269,331
Off-balance sheet transactions	10,469,933	20,904,603	38,080,279	5,469,890

Transactions under the loan book business	88,943,669	57,940,969	60,840,706	8,739,221

Transactions under the transaction services business	—	—	23,683,642	3,401,942

Total	88,943,669	57,940,969	84,524,348	12,141,163

(1)	Excludes credit drawdowns funded by our own capital through trusts.

The table below sets forth a breakdown by funding sources, as a percentage of the amount of transactions, in the periods presented:

	Year Ended December 31,
	2017	2018	2019
	%
On-balance sheet transactions
Credit drawdowns that were funded by institutional funding partners	53.1	30.7	8.1
Credit drawdowns transferred to institutional funding partners	25.2	2.9	0.6
Credit drawdowns funded through trusts (1)	27.9	27.8	7.5

Credit drawdowns that were funded by our own capital	35.1	33.2	18.9

Total on-balance sheet transactions	88.2	63.9	26.9
Off-balance sheet transactions	11.8	36.1	45.1

Transactions under the loan book business	100.0	100.0	72.0

Transactions under the transaction services business	—	—	28.0

Total	100.0	100.0	100.00

(1)	Excludes credit drawdowns funded by our own capital through trusts.
We select funding sources to fund credit facilitated by us based on various factors, including the fees charged by such funding sources, amount of the credit drawdowns to be funded, the credit drawdown requirement of the funding sources at that time and the timing of the availability of fund from the funding sources. Under the loan book business, the financing service fee of a small credit product is determined by its size and duration, instead of the funding arrangement related to the transaction. For more information, see “— Pricing.” Under the transaction services business, the pricing terms for the transactions are determined by the relevant financial service providers.
Funding Provided Directly by Institutional Funding Partners and Guaranteed by Us
We have entered into cooperative agreements with banks in China and started to fund credit drawdowns to borrowers under such arrangements in April 2017. The banks are able to utilize our data-driven credit assessment model to screen potential borrowers who are traditionally underserved by banks due to the lack of credit data. Under such agreements, we refer to such banks qualified credit applications from borrowers, including our assessment of their credit profiles and our suggested credit limits. They will then review the credit applications independently in accordance with their credit assessment standards and approve credit for drawdown. Once a credit limit is approved and funding is requested, the banks will fund the credit to the borrower directly. The relevant bank is identified as the lender under the borrowing agreement. The borrower is required to repay the principal and financing service fees directly to the relevant bank. Such bank will in turn deduct the principal and fees due to it from the repayment and remit the remainder to us as our loan facilitation fees. When the borrower defaults, we are obligated to repay the full overdue amount to the relevant banks.
We also entered into collaborations with consumer finance companies and small credit companies pursuant to which the consumer finance companies and small credit companies funded the credit we facilitated for the borrower directly. Such arrangements with the consumer finance companies and small credit companies were similar to those entered into with banks.
In 2019, the amount of transactions facilitated under these arrangements with banks, consumer finance companies and small credit companies for our cash credit products were RMB38,080.3 million (US$5,469.9 million). We recognize loan facilitation fees earned from banks, consumer finance companies and small credit companies as loan facilitation income and other related income, which were RMB2,297.4 million (US$330.0 million) in 2019. At the inception of each credit drawdown directly funded by banks, consumer finance companies and small credit companies, we record the fair value of (i) guarantee liabilities, which represent the present value of our expected payout based on the estimated delinquency rate and the applicable discount rate for time value; or (ii) risk assurance liabilities, which considers the premium required by a third-party market participant to issue the same risk assurance in a standalone transaction, as applicable. The contingent loss rising from risk assurance liabilities is recognized when borrower default is probable, and the amount of loss is estimable. As of December 31, 2019, guarantee liabilities and risk assurance liabilities under our arrangement with banks, consumer finance companies and small credit companies was RMB1,517.8 million (US$218.0 million). In 2019, we paid banks, consumer finance companies and small credit companies RMB2,084.1 million (US$299.4 million) for borrower default.
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
We also fund certain trusts with our own capital. In 2019, the amount of transactions facilitated through trusts was RMB12,843.7 million (US$1,844.9 million), of which RMB6,350.1 million (US$912.1 million) was funded by institutional funding partners and RMB6,493.6 million (US$932.7 million) was funded with our own capital.
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
Funding Arrangements with Banks Involving Our Own Capital
In 2019, we entered into arrangements with certain banks whereby such financial institutions act as channels for us to fund credit drawdowns with our own capital. We bear the full credit risk for such credit drawdowns, and we record such credit drawdowns on our balance sheet. In 2019, we funded RMB7,985.9 million (US1,147.1 million) of credit drawdowns under such arrangements.
We historically funded certain credit drawdowns with two small credit companies established by us.
Funding Arrangements under the Transaction Services Business
In the fourth quarter of 2018, we launched an open platform for transaction services business. We perform credit assessment on users applying for credit on our platform, following which we primarily refer users that meet our credit requirements to licensed institutional funding partners that participate on the platform. We receive commissions from the institutional funding partners for such referrals. For users that do not meet our credit requirements, we refer their applications to other financial service providers that participate on the platform. We typically charge such financial service providers for lead generation on a cost-per-click
basis.
The financial service providers perform independent credit assessment for the transactions facilitated under our transaction services business, and we do not bear credit risk for the transactions.
In 2019, we facilitated RMB23.7 billion (US$3.4 billion) of transactions facilitated under our transaction services business.
Credit Drawdowns Transferred to Institutional Funding Partners
We transferred credit drawdowns to certain institutional funding partners, including P2P platforms historically. Such arrangements involve us first disbursing credit to borrowers with our own funds before we aim to transfer such credit drawdowns to institutional funding partners. We have ceased transferring credit drawdowns to P2P platforms and certain other institutional funding partners in April 2017. We made such decision due to the relatively high cost of funds provided by P2P platforms. We also took into account the regulatory uncertainties faced by P2P platforms. The change in funding arrangements did not have any impact on existing credit drawdown outstanding, as we continued to pay P2P platforms fees on credit drawdowns previously transferred to them in accordance with the relevant agreements. The change in funding arrangements has not had any negative impact on total revenues or liquidity requirements, as we have started to cooperate with other institutional funding partners. The other institutional funding partners provide cheaper funding sources compared to P2P platforms, helping us to maintain low funding costs.
Our Collaboration with Ant Financial
In 2015, we approached Ant Financial for a potential business cooperation. We have established a rapidly expanding business as a provider of online credit products and demonstrated strong capabilities in data technology and risk management. In September 2015, Ant Financial’s wholly owned subsidiary API (Hong Kong) Investment Limited became a shareholder of Qufenqi Inc., a former holding company of Beijing Happy Time. We started to engage prospective borrowers through the Alipay consumer interface in November 2015. Since then, we have continued to collaborate with Ant Financial in multiple areas of our business. In connection with our restructuring in 2016, API (Hong Kong) Investment Limited became one of the principal shareholders of Qudian Inc., and it ceased to be our principal shareholder in April 2019. In addition, we ceased to engage borrowers through the Alipay consumer interface in July 2019.
Payment Processing and Settlement
. Borrowers receive proceeds from credit drawdowns as well as make repayments through their Alipay accounts. For on-balance
sheet transactions, we disburse funds to, and collect repayments from, borrowers through our Alipay accounts. For off-balance
sheet transactions, our institutional funding partners utilize their own Alipay accounts and transact with borrowers directly. We have entered into agreements with Ant Financial for payment processing and settlement services in connection with our Alipay accounts. Pursuant to such agreements, we are charged a fixed amount for each credit drawdown funded by our

Alipay accounts as well as a percentage of each repayment made to our Alipay accounts. The payment processing and settlement agreements typically provide for an initial term of one year, which can be automatically renewed unless either party provides notice to the other of its decision not to renew 30 days prior to the expiration of the relevant agreement.
QuCampus
. To further enhance user engagement efforts, in October 2016 we formed a joint venture with Ant Financial, QuCampus, a company organized under the laws of the PRC. As of the date of this annual report, QuCampus is owned approximately 45.9% by us, 44.1% by Ant Financial and 10.0% by Ganzhou Happy Share, a limited partnership established in connection with the share incentive plan to be established by QuCampus. Mr. Min Luo, our founder, chairman and chief executive officer, is the general partner of Ganzhou Happy Share. We do not expect Mr. Min Luo to be a participant in the share incentive plan to be established by QuCampus. Pursuant to our framework agreement with Ant Financial, we have committed to invest an aggregate of RMB190 million in QuCampus. We have invested RMB70.0 million (US$10.1 million) as of December 31, 2019. The book value of our equity interests in QuCampus as of December 31, 2019 was RMB29.8 million (US$4.3 million), which equals to our investment of RMB70.0 million (US$10.1 million) for such equity interests after deducting our share of QuCampus’ loss. Ant Financial has committed to invest an aggregate of RMB100 million in QuCampus, and it has invested RMB35.0 million (US$5.0 million) as of December 31, 2019. We and Ant Financial will each pay the remainder of the respective committed amount if the board of directors of QuCampus determines that such investment is warranted by QuCampus’ operational and financial needs. Ganzhou Happy Share has committed to invest an aggregate of RMB10 million in QuCampus, and such amount is expected to be paid when participants in the equity incentive plan pay exercise prices in connection with the exercise of their equity awards.
We have entered into a shareholders’ agreement with QuCampus, Ant Financial, Ganzhou Happy Share and Mr. Min Luo. Such shareholders’ agreement provided that:
•
Board representation
. The board of directors of QuCampus consists of four directors. We and Ant Financial are entitled to nominate two directors each. We and Ant Financial have also agreed to vote in favor of the nominees of the other party.
•	Preemptive rights . We and Ant Financial enjoy preemptive rights with respect to all or part of any increase in registered capital of QuCampus.
•	Right of first refusal . We and Ant Financial enjoy the right of first refusal as to any proposed sale of equity interests by a shareholder.
•	Transfer restrictions . We and Ganzhou Happy Share are prohibited from, directly or indirectly, transferring or pledging equity interests in QuCampus without Ant Financial’s approval.
•	Non-compete . QuCampus may not issue any equity interests to, or purchase any equity interests of, a competitor of us or Ant Financial.
We have provided operational support by, among others, transferring our offline campus borrower engagement team to the joint venture. Accessible through the Alipay consumer interface, QuCampus’ services cover various aspects of the daily life of college students, including those related to academia, social connection, networking and other campus life related services. Through their mobile devices, users of QuCampus are able to carry out activities such as paying their tuition and living expenses, searching for part-time jobs, finding deals and coupons for restaurants and merchandises, selling second-hand goods and raising funds for student organizations. Alipay will provide the joint venture with points of user traffic under the campus life channel on the Alipay consumer interface. We believe our extensive historical on-the-ground
operational experiences and understandings as to the behavior, social needs and consumption preferences of college students across China enable the joint venture to better design and introduce relevant services. QuCampus earned a small amount of service fees from businesses that engage users through the QuCampus platform. Given its focus on college students, QuCampus offers a valuable user engagement channel for businesses that provide career services, professional trainings or other services targeting students. QuCampus’ cost consists primarily of salaries and benefits for its employees, and such cost is recognized on an accrual basis. We view the joint venture as a valuable opportunity to connect with young consumers outside of the context of credit facilitation, thereby gaining further insights as to the behavior, social needs and consumption preferences of such consumers. We believe such insights will enable us to improve terms of our credit products, identify attractive merchandise for the Qudian marketplace, refine our credit assessment model and risk management system and cultivate long-term customer relationships.
In addition to the above collaborations, we used to cooperate with Zhima Credit for their credit service and credit analysis collaboration. Under our agreements with Zhima Credit, Zhima Credit would provide us with credit analysis information of prospective users and we would also share insights into the application of data technology to our own credit analysis models with Zhima Credit. We have ceased to collaborate with Zhima Credit as the relevant agreements expired in September 2018. We also used to engage borrowers through different channels on the Alipay consumer interface, and we ceased to engage borrowers through such interface in July 2019.
Our Merchandise Suppliers
We operate the Qudian marketplace, an online marketplace where consumers purchase merchandise offered by third-party merchandise suppliers with our merchandise credit products. We currently collaborate with more than 200 merchandise suppliers, including leading consumer brands and their authorized distributors to offer in demand merchandise from over 4,000 brands with relatively high price points, such as iPhones and other mobile phones, tablets and computers, on the Qudian marketplace. Our product offerings also include consumer electronics, home appliances, watches and accessories, sports and outdoor merchandise and luggage. We believe we enable leading consumer brands and their authorized distributors/retailers to reach a large customer base who previously may not have sufficient resources to purchase products from these brands and their authorized distributors/retailers, thereby increasing demand for their merchandise. As of December 31, 2019, there were over 500,000 SKUs offered on the Qudian marketplace.
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
We generally enter into framework supply agreements with merchandise suppliers annually based on our standard form contract. Such contracts set forth the price that we will remit to merchandise suppliers when borrowers purchase merchandise. Our standard form contract requires merchandise suppliers to represent that their merchandise are authentic and from lawful sources and do not infringe upon lawful rights of third parties and to pay us liquidated damages for any breach. As we serve as a sales and marketing channel that connects borrowers, as customers, and consumer brands and their distributors, as merchandise suppliers, our merchandise suppliers are responsible for order fulfillment. After sales services are also provided by merchandise suppliers, although our user service personnel handle initial customer queries and connect such customers with the respective merchandise suppliers. We typically request our merchandise suppliers to guarantee a minimum amount of inventory to ensure the supply of merchandise to borrowers. We constantly communicate with our merchandise suppliers to keep them informed of any changes to demand and to understand inventory level for merchandise offered on the Qudian marketplace. We do not carry any inventory.
We typically earn sales commission fee from merchandise suppliers when a borrower purchases their merchandise, and such fees comprise (i) the difference between the retail prices of the merchandise sold to borrowers and the prices of the merchandise that we pay to the merchandise suppliers and (ii) rebates earned from merchandise suppliers. The sales commission fee we collect from our merchandise suppliers typically range up to 15% of the price of the relevant merchandise that we pay to the merchandise suppliers. Our merchandise suppliers currently grant us a credit period of three to 30 days after the date that a borrower purchases the relevant merchandise on the Qudian marketplace. We may also earn rebates from merchandise suppliers.
Credit Approval and Servicing Process
We believe that we provide a convenient and user-friendly credit application process, a credit assessment mechanism that accurately determines an applicant’s creditworthiness and a superior overall user experience. Our proprietary credit assessment model and risk management system enables us to provide an automated online application process that aims to provide a simple, seamless and efficient experience to users. Prospective borrowers may complete the application and receive a decision on their application as quick as a few seconds. Once approved, we generally provide such prospective borrowers with both cash credit products and merchandise credit products. Approved borrowers are then able to draw down on their cash credit with funds available in their specified digital accounts within a few minutes or complete the purchase of merchandise on the Qudian marketplace utilizing their merchandise credit products.
We have created a simple and quick process for users to apply for small credit products under the loan book business as described below.
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
A registered Alipay user can apply for credit through our mobile apps. As part of the credit application process, the prospective borrower is asked to provide basic personal information that typically includes their name, PRC identity card information, mobile phone number and their authorization for us to run a credit background check and access to their GPS location while in use.
Stage 2: Data Aggregation and Verification
Upon receiving a completed application by a prospective borrower, our proprietary risk management system and fraud prevention system are populated with information from the submitted credit application, including, with authorization of the relevant users, credit analysis for such prospective borrower provided by third parties. For borrowers who have established certain credit histories with us, our credit assessment model places a strong focus on data from internal sources, such as such borrowers’ repayment and delinquency record. This data is then used to verify applicants’ identity and for fraud detection. We utilize restricted list searches provided by third-parties as well as our proprietary machine learning algorithms to screen for fraudulent applications. Applicants identified to present higher risk of fraud are declined by our fraud prevention system.
Stage 3: Credit Assessment
After completion of the data aggregation and verification process, the prospective borrower’s application either proceeds to the next phase of the application process or the prospective borrower is notified of the decision that the application is declined.
Our proprietary credit assessment model has been powered by our massive database, including data from approximately 33.8 million accumulative applicants with approved credit line and approximately 19.0 million cumulative borrowers that have accounted for approximately RMB268.8 billion cumulative amount of credit drawdowns facilitated as of December 31, 2019. Our proprietary data analytics and credit assessment model is optimized to fit the realities of the Chinese market and tailored for each channel through which we engage prospective borrowers, using big data and fast data from sources that target borrowers in China. Our credit assessment model uses our own scoring criteria, and is routinely monitored, tested, updated and validated by our risk management team. Following credit evaluation, our credit determination system makes a determination as to whether the applicant is qualified, and a qualified borrower receives short-term, unsecured amount of credit. The full amount of such credit represents such borrower’s credit limit for merchandise credit products. A portion of the full amount represents the borrower’s credit limit for cash credit products. Nonetheless, while borrower may utilize funds received under cash credit products for any purpose, merchandise credit products can only be used to fund purchases on the Qudian marketplace. Unqualified applicants are notified of the decision of their applications being declined, although such applicants are not prohibited from applying again in the future.
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
Stage 5: Servicing and Collection
We utilize an automated process to help borrowers to make their scheduled payments. Upon origination, we establish a payment schedule with payment occurring on a set business day each month or week. Borrowers then make scheduled repayments online, or authorize deduction from their specified digital accounts the amount of scheduled repayments. In 2019, most of the scheduled repayments were made automatically from the borrowers’ specified digital accounts.
For borrowers who do not use the automated repayment process, we provide payment reminder services, such as sending reminders through text and instant messages on the day a repayment is due. Once a repayment is past due, we also send additional reminder text and instant messages during the first two calendar days of delinquency.
Our collection efforts extend to every delinquent borrower under our loan book business. Our collection strategies are divided into different categories, which dictate the types of collection methods we use, based on the severity of delinquency and the borrower’s “C card score.” The C card score analyzes borrowers’ personal information, such as gender, age, residence, education, occupation and marriage status, QD score and other credit history and related information. We use different collection methods tailored to borrowers with different C card scores to optimize the efficiency of our collection effort. For example, our collection system may determine whether to remind borrowers through text, instant messages, automated voice calls or phone calls and the frequency of such reminders. We inform the relevant borrowers of the adverse impact of delinquencies on their credit histories, which may convince such borrowers to pay the amounts past due. We may stop collection efforts when credit drawdowns are 180 calendar days overdue and collection attempts have reached a certain number. In the event of (i) death of the borrower, (ii) identification of fraud, and the fraud is officially reported to and filed with relevant law enforcement departments or (iii) the amount remained outstanding 180 calendar days past due and therefore deemed uncollectible, we will charge off the relevant outstanding amount. Substantially all of our charge-offs since our inception were due to amounts that remain outstanding 180 calendar days past due and therefore deemed uncollectible.
The following table sets forth the amount of delinquent principal and financing service fees for on-balance
sheet transactions we successfully recovered through our collection efforts during the periods presented, as a percentage of the balance of outstanding principal and financing service fees past due for on-balance
sheet transactions as of the end of the periods presented:

	Year Ended December 31,
	2017	2018	2019
Percentage of delinquent principal and services fees for on-balance sheet transactions recovered	44.2%	79.4%	37.6%
In addition to our own collection efforts, we have engaged other parties to conduct debt collection for us from June 2016 to October 2016, as we explored various methods of collection. Such parties have collected a total of approximately RMB150 thousand for us during the period. As we viewed cooperation with such parties to be ineffective, we have since terminated such cooperation.
E-commerce
Business
We launched Wanlimu, an online luxury fashion products platform, in March 2020. Wanlimu caters to the strong demand of China’s middle- and high-income consumers for luxury products from global fashion brands. We source high quality fashion products from Europe and other parts of the world and offer them to Chinese consumers at competitive prices.
We aim to provide a
one-stop
online fashion shopping experience, and consumers can purchase a broad range of skin care products, bags, apparel, shoes and accessories on Wanlimu. We carefully curate our merchandise offerings to reflect the current fashion trends and consumer preferences. As of March 31, 2020, more than 8,600 SKUs from over 50 global luxury brands were available on Wanlimu. We plan to expand the merchandise offerings on Wanlimu to better satisfy consumers’ demand for high quality fashion products.
Users can access Wanlimu through the Wanlimu mobile application or our mini program on Wechat. All steps of the purchase process can be completed on mobile phones, such as selecting merchandise, placing orders and tracking fulfillment status.
We believe consumer trust is critical to the success of Wanlimu, and we undertake rigorous measures to ensure the authenticity of the merchandise we sell. We only cooperate with reputable suppliers, such as major operators of duty free shops and the self-operated sales channels of luxury brands. We have a dedicated team that is responsible for product inspection. In addition, we have collaborated with a third-party professional inspector to evaluate the authenticity of merchandise we source.
We have established a fulfillment network with nationwide coverage in China. We engage reputable third-party logistics companies to ensure reliable and timely delivery. In some cases, consumers are able to receive merchandise two days after placing orders on our platform.

Our Information Technology and Security
Overview
Our network is configured with multiple layers of security modules to isolate our databases from unauthorized access. We use sophisticated security protocols for communication among applications and we encrypt private information, such as an applicant’s identification number. Our technology infrastructure is fully deployed, and our data is entirely maintained, on a customized cloud computing system comprised of approximately 1,358 cloud-based servers and 287 databases. As testimony to the flexibility and scalability of our technology infrastructure, we currently processes approximately 22,600 transactions per hour and 118 terabytes data per day. We have multiple layers of redundancy to ensure reliability of our systems and services. We also have a working data redundancy model with comprehensive backups of our databases and software.
Our technology and product development department, which comprised 269 employees as of December 31, 2019, including core team members with extensive experiences with leading Internet, online retail and mobile commerce and fintech companies in China, focuses on the following that support our long-term business growth:
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
Systems that manage the external interface for funds transfers, including integration of our system with those of the institutional funding partners to ensure a seamless experience for the borrowers and the institutional funding partners, as well as for the management of daily financial and accounting, reconciliation and reporting functions. Such systems include, among others:

•
Transaction syndication and clearing system.
We have developed a highly automated transaction syndication and clearing system that is capable of rapidly facilitating a massive number of transactions under a diverse array of funding arrangements. We currently processes approximately 22,600 transactions per hour and 118 terabytes data per day. The system has been seamlessly integrated with the systems of more than 100 licensed institutional funding partners, including banks. For a small credit application that can be funded by a single funding source, it automatically selects the proper funding source for each credit drawdown based on the large number of funding criteria specified by our institutional funding partners. For a large credit application, it can syndicate the credit commitment among us and our institutional funding partners based on their funding criteria. The system also separates payments from borrowers into the relevant categories, namely, principals, financing service fees, fees payable to institutional funding partners and penalty fees on a real-time basis and settles with the relevant funding partners on a same-day
basis. The system adapts to new funding arrangements quickly. For example, it typically takes two days to complete the configuration for a new trust and two weeks to do so for a new off-balance
sheet funding arrangement with a bank. The advanced and efficient system allows us to quickly match demand with institutional funding with appropriate risk appetite, thereby providing credit to consumer instantaneously.

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

Marketing and Borrower Engagement
Our marketing efforts are designed to attract and retain borrowers and build brand awareness and reputation. Our marketing efforts are primarily online, and we use an array of online marketing channels to attract borrowers. In addition to engaging borrowers through our mobile applications, we also utilize other leading Internet and mobile platforms in China, including leading Android app stores in China and Apple App Store, to obtain qualified leads for prospective new borrowers. We do not currently pay any fees to acquire leads through Android app stores and Apple App Store. We employ and continually optimize the relevant key words associated with our apps to enhance users’ ability to find our apps in such stores.
Furthermore, we believe reputation and
word-of-mouth
referral will also drive continued organic growth in borrowers. We believe once borrowers are satisfied with their experiences, they will continue to utilize our credit for other needs or to make other purchases on the Qudian marketplace, or referring their friends and colleagues to our credit products.
We have established two brands through which our small credit products were marketed, Laifenqi and Qudian. We ceased to offer small credit products through our Qudian brand in August 2019 as we streamlined our business and started to develop our transaction services business. We leverage and position our brands to better target and engage prospective borrowers. We have historically marketed our Laifenqi brand to focus on offering cash credit products to prospective borrowers. On the other hand, we have historically marketed our Qudian brand as the destination for the purchase of merchandise through merchandise credit products. We believe our cash credit products will continue to help us engage targeted quality borrowers to whom we may offer merchandise credit and other products in the future.
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
As evidenced by our market leadership, we believe that our innovative technology platform and our ability to offer personalized and affordable credit products make us more attractive and efficient to both borrowers and institutional funding partners, providing us with a competitive advantage. In light of the low barriers to entry in the online consumer finance industry, more players may enter this market and increase the level of competition. We anticipate that more established Internet, technology and financial services companies that possess large, existing user bases, substantial financial resources and established distribution channels may also enter the market in the future. We believe that our brands, scale, network effects, historical data and performance record provide us with competitive advantages over existing and potential competitors.
Intellectual Property
We regard our trademarks, domain names, copyrights,
know-how,
proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark and trade secret law and confidentiality, invention assignment and non-compete
agreements with our employees and others to protect our proprietary rights. We have registered 52 trademarks in the PRC for “
趣店
”, “Qufenqi” and other trademarks. We also have 19 trademarks under application in the PRC. We are the registered holder of 52 domain names in the PRC that include qudian.com and laifenqi.com. We were also granted 94 copyrights that corresponding to our proprietary techniques in connection with our systems.
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
Regulation Related to Foreign Investment Restrictions
The 2019 Law of Foreign Investment was adopted at the second meeting of the thirteenth National People’s Congress on March 15, 2019, which became effective on January 1, 2020. On December 26, 2019, the State Council issued the Regulations on Implementing the Law of Foreign Investment of the PRC, which came into effect on January 1, 2020. The 2019 Law of Foreign Investment and its implementation regulations replaced the trio of laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The 2019 Law of Foreign Investment stipulates that the PRC government implements a system of pre-establishment
national treatment plus negative list for the administration of foreign investment. Foreign investors are not allowed to invest in fields or sectors prohibited in the market access negative list for foreign investment. Foreign investors that intend to invest in the fields subject to access restrictions stipulated in market access negative list for foreign investment shall satisfy the conditions stipulated in such negative list. The PRC government’s policies supporting enterprise development are equally applicable to foreign-invested enterprises. The PRC government does not impose expropriation on foreign investment. Under special circumstances, if it requires imposing expropriation on foreign investment due to the need of public interest, expropriation shall be imposed according to legal procedures, and the foreign-invested enterprises concerned shall receive fair and reasonable compensation. Foreign-invested enterprises can raise funds through public issuance of stocks, corporate bonds and other securities in accordance with the law.
Investment activities in the PRC by foreign investors are principally governed by the Provisions for Guiding the Foreign Investment Direction, or the Guiding Provisions promulgated by the State Council on February 11, 2002. According to the Guiding Provisions, industries in the PRC are classified into four categories namely, “permitted foreign investment industries”, “encouraged foreign investment industries”, “restricted foreign investment industries” and “prohibited foreign investment industries”. The “encouraged foreign investment industries”, “restricted foreign investment industries” and “prohibited foreign investment industries” are stipulated in the Guidance Catalog of Industries for Foreign Investment, or the Catalog, which was promulgated and is amended from time to time by the Ministry of Commerce and the National Development and Reform Commission. Those industries which do not fall within any of these three categories stipulated in the Catalog are regarded as “permitted foreign investment industries” and open to foreign investment unless specifically restricted by other PRC regulations. Industries such as VATS (other than
e-commerce,
domestic multi-party, communication,
store-and-forward
and call center) are restricted to foreign investment.
The Special Administrative Measures for Access of Foreign Investment (Negative List) (2019 Edition), or the List, which was promulgated jointly by the MOFCOM and the NDRC on June, 2019 and became effective on July , 2019, and replaced the Special Administrative Measures for Access of Foreign Investment (Negative List) (2018 Edition) has listed the special administrative measures for foreign investment in certain industries in the PRC, including requirements on ownership percentage, senior management and etc. The industries that do not fall within the List are administered under uniform principles for domestic and foreign investment. According to the List, the value-added telecommunications services business (excluding
e-commerce
business, domestic multi-party communications,
store-and-forward
and call center) is subject to restrictions on percentage of foreign ownership (not exceeding 50 percent).According to the Administrative Regulations on Foreign-Invested Telecommunications Enterprises issued by the State Council on December 11, 2001 and amended on September 10, 2008 and February 6, 2016 respectively, foreign-invested value-added telecommunications enterprises must be in the form of a Sino-foreign equity joint venture. The regulations restrict the ultimate capital contribution percentage held by foreign investor(s) in a foreign-invested value-added telecommunications enterprise to 50% or less and require the primary foreign investor in a foreign invested value-added telecommunications enterprise to have a good track record and operational experience in the VATS industry.

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
Regulations Related to VATS
Among all of the applicable laws and regulations, the Telecommunications Regulations of the People’s Republic of China, or the Telecom Regulations, promulgated by the PRC State Council in September 25, 2000 and amended on July 29, 2014 and February 6, 2016 respectively, is the primary governing law, and sets out the general framework for the provision of telecommunications services by domestic PRC companies. Under the Telecom Regulations, telecommunications service providers are required to procure operating licenses prior to their commencement of operations. The Telecom Regulations distinguish “basic telecommunications services” from “VATS.” VATS are defined as telecommunications and information services provided through public networks. The Telecom Catalog was issued as an attachment to the Telecom Regulations to categorize telecommunications services as either basic or value-added. In February 2003, December 2015 and June 2019, the Telecom Catalog was updated respectively, categorizing online data and transaction processing, information services, among others, as VATS.
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
In September 2000, the State Council issued the Administrative Measures on Internet Information Services, which was amended in January 2011. Internet information service is a kind of information service categorized as a VATS in the current Telecom Catalog attached to the Telecommunications Regulation as most recently updated in December 2019. Pursuant to these measures, “Internet information services” refers to the provision of information through the Internet to online users, and are divided into “commercial Internet information services” and
“non-commercial
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

Beijing Happy Time, one of our consolidated VIEs, and Qufenqi (Beijing) Information Technology Co., Ltd, a subsidiary of Beijing Happy Time, have both obtained ICP licenses for provision of commercial Internet information services issued by Beijing Telecommunication Administration in February 2019 and March 2019, respectively. In addition, Xiamen Qudian Culture and Technology, Xiamen Qudian and Xiamen Qu Plus Plus have obtained ICP licenses for provision of Internet information services issued by Fujian Telecommunication Administration in December 2018, September 2019 and November 2019, respectively. As the implementing rules of the Administrative Measures on Telecommunications Business Operating Licenses or the Telecom Catalog have not been published, it remains uncertain as to how the “commercial Internet information services” and
“non-commercial
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

On December 29, 2017, the Information Security Technology Personal Information Security Specification (GB/T 35273-2017), or the Specification, was issued by the General Administration of Quality Supervision, Inspection and Quarantine of the PRC and the Standardization Administration and will be replaced by the 2020 Specification issued by the State Administration for Market Regulation and the Standardization Administration jointly which will take effect on October 1, 2020. Pursuant to the Specification, product and service providers should take technical and other necessary measures to ensure the safety of personal information, clearly demonstrate the purpose, approaches and scope of processing the personal information to the individual and acquire the authorization. In addition, according to the 2020 Specification, personal biometric information should be stored separately from personal identity information and in principle, the original personal biometric information should not be stored; besides, it further requires that the privacy policy is to disclose the scope and rules of personal information collection and use by the personal information controller, which should not be regarded as a contract signed by the subject of personal information.
On January 23, 2019, the Office of the Central Cyberspace Affairs Commission, the Ministry of Public Security, the State Administration for Market Regulation and the MIIT jointly issued the Announcement of Launching Special Crackdown Against Illegal Collection and Use of Personal Information by Apps, or the Announcement. According to the Announcement, from January to December 2019, four authorities abovementioned shall organize special crackdown against the illegal collection and use of personal information all over the country. App operators shall strictly fulfill their obligations regulated in the Cybersecurity Law when collecting and using personal information, and they shall be responsible for the security of personal information obtained and take effective measures to strengthen personal information protection. The App operators shall, by following the principles of lawfulness, legitimacy and necessity, not collect personal information that is not related to the services provided; when collecting personal information, they shall display the rules for the collection and use of personal information in an easy-to-understand,
simple and clear manner, and personal information subjects shall independently choose consents; they shall not force the users to make authorization in the forms of default, bundling, stopping installation and use, etc., and may not collect personal information in violation of laws and regulations or against the agreements with users. It is advocated for App operators to provide users with the options to refuse to receive targeted pushes when they push news, current affairs and advertisements to targeted users.
On March 13, 2019, the State Administration for Market Regulation and the Office of the Central Cyberspace Affairs Commission jointly issued the Announcement on Launching the Security Certification of Apps, which encourages app operators to voluntarily pass the security certification of apps, and encourages search engines and app stores to clearly identify and give priority to recommending those certified Apps. On November 28, 2019, the Cyberspace Administration of PRC and other three authorities jointly issued the Announcement on Identification method of App Collecting and Using Personal Information in Violation of Laws and Regulations, which provides reference for determining the unlawful collection and usage of personal information via Apps.
On April 10, 2019, the Ministry of Public Security issued the Guide for Internet Personal Information Security Protection, which sets out the management mechanism, security technical measures and business processes for personal information security protection. This Guide is applicable for personal information holders to carry out security protection work during personal information life cycle processing. It is applicable to enterprises that provide services through the Internet, and also to organizations or individuals who use a private or non-networked
environment to control and process personal information.
On February 13, 2020, the People’s Bank of China issued the Personal Financial Information Protection Technical Specification, which is an industry standard, to specify the security protection requirements for all aspects of personal financial information life cycle processing, including collection, transmission, storage, use, deletion, and destruction. This standard is applicable for financial industry institutions to provide financial products and services, and also provides a reference for security assessment agencies to conduct security inspections and assessments. According to the potential impact caused by unauthorized viewing or unauthorized change of financial information, this standard classifies personal financial information into three categories of C3, C2, and C1 from high to low sensitivity, and different requirements are put forward for the whole life cycle processing of all kinds of information according to different categories.
In providing our online consumer finance service, we collect certain personal information from borrowers, and also need to share the information with our business partners such as institutional funding partners for the purpose of facilitating credit to borrowers. We have obtained consent from borrowers to collect and use their personal information, and have also established information security systems to protect the user information and to abide by other network security requirements under such laws and regulations. We have not received any investigation or punishment for data breach issues from the PRC regulatory agencies except for one notification from an APP Special Crackdown Working Group consisted of the Office of the Central Cyberspace Affairs Commission, the MIIT, the Ministry of Public Security and the State Administration for Market Regulation in July 2019. The notice required Beijing Happy Time to make rectification to conduct certain corrections to the private policy of the Laifenqi APP to be in compliance with the Announcement. On acceptance of the notice, we have since carried out improvements and corrections as required, including correcting the private policy of Laifenqi APP, updating Laifenqi App and submitting the rectification report to APP Special Crackdown Working Group to comply with certain requirements under the Announcement. Since, there is uncertainty as to how the network security requirements for maintaining network security and protecting customers’ personal information will be interpreted and implemented, we cannot assure you that our existing policies and procedures will be deemed to be in full compliance with any laws and regulations that are applicable, or may become applicable to us in the future.
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
We have entered into arrangements with several banks which directly fund credit drawdowns to borrowers. When a borrower defaults, we are obligated to repay the full overdue amount to the relevant bank. It remains uncertain how the regulatory authorities will interpret and enforce the requirements of Circular 141 under various circumstances. We have engaged in discussions with the banks, and we will assist them in satisfying their compliance needs as the regulatory framework evolves.
Regulations Related to Illegal High-interest Lending
On July 23, 2019, the Supreme People’s Court of the PRC, the Supreme People’s Procuratorate of the PRC, the Ministry of Public Security and Ministry of Justice of the PRC jointly issued the Opinions on Several Issues Concerning Handling Illegal Lending Criminal Cases, or the Illegal Lending Opinions. According to the Illegal Lending Opinions, providing loans to unspecified public regularly (meaning more than ten borrowers in any given two years) without necessary governmental approvals will constitute illegal lending practices, of which the provision of loans of annual interest rate (including nominal interest and fees charged to borrowers in combination) higher than 36%, under serious or very serious circumstances, is criminally punishable (“Illegal High-interest Lending”). The Illegal Lending Opinions also provides specific definition of “serious” and “very serious” Illegal High-Lending. In comparison to previous administrative and judicial practices, the Illegal Lending Opinions criminalizes Illegal High-interest Lending practices at the first time. In addition, under the Illegal Lending Opinions, the collection of debts by means of violence is forbidden. Whoever gathers, instigates or hires others to forcibly collect debts by disturbing, pestering, beguiling, gathering a crowd to create momentum or otherwise, which does not constitute a crime independently, but the illegal lending has constituted the crime of illegal operation, shall be imposed a heavier punishment as the case may be in accordance with the provisions on the crime of illegal operation.
In an effort to comply with potentially applicable laws and regulations, we adjusted the pricing of its credit products in April 2017 to ensure that the annualized fee charged on all credit drawdowns rates (including interest and fees combined) do not exceed 36%. We do not believe the regulatory change represented by the Illegal Lending Opinions will materially affect its business.
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
It has been reported that according to Circular 175, the overarching objective of Circular 175 is for PRC government agencies to effect orderly exits of certain peer-to-peer
direct lending marketplaces without inducing systematic risk in the financial system or causing significant social turbulence until only those marketplaces that are strictly in compliance with all relevant laws and regulations remain in operation in the peer-to-peer
direct lending industry. Circular 175 classifies
peer-to-peer
direct lending marketplaces into (i) marketplaces on which investors are not fully repaid or that are otherwise unable to operate their businesses and (ii) marketplaces that have not been involved in such incidents, and the latter is further classified, based on the scale of their business operations, into (a) shell companies with zero loan balance or loan origination for more than three months and marketplaces that no longer facilitate loan application and investment, or are otherwise not in operation, (b) small-scale marketplaces, which shall be determined based on factors including outstanding balance and number of borrowers by provincial governmental agencies, and (c) large-scale marketplaces, including marketplaces with high risks, and Normal Marketplaces that have not demonstrated any high-risk characteristics. In accordance with Circular 175, marketplaces with high risks include, for instance, marketplaces that fund loans to themselves or facilitate sham loans, marketplaces with unclear fund flows, marketplaces with massive negative publicity and complaints, marketplaces that refuse to or are reluctant to rectify non-compliant
operations. Pursuant to Circular 175, except for Normal Marketplaces, other marketplaces shall exit the peer-to-peer
lending industry or cease operation. Even for the Normal Marketplaces, Circular 175 requires to limit the scale of outstanding business and number of investors, which is sometimes referred as the Business Dual Decrease. The regulatory actions under such stringent regulation on P2P lending platforms have decimated P2P lending platforms, including many well-known or listed companies such as Yidai, LuFax, and China Rapid Finance (NYSE: XRF). As of December 31st, 2019, 18 provincial government agencies or internet financing associations have announced the exit plans of P2P lending platforms in their jurisdictions, among which Yunnan, Hebei, Sichuan, Chongqing, Henan, Shandong and Hunan have explicitly announced to clamp down all P2P lending businesses. On November 28, 2019, the Office of the Leading Group for Specific Rectification against Online Finance Risks and the Office of the Leading Group for Specific Rectification against P2P Online Lending Risks jointly issued the Guidance of Transformation of Online Lending Information Intermediaries to Small Credit Companies, or Guidance 83, which further signals the fundamental goal of the PRC government to end of P2P business.
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
We do not engage in direct loan facilitation between peers, which can be natural persons, legal persons or other organizations
.
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
Regulations Related to Illegal Fund-Raising
Raising funds by entities or individuals from the general public must be conducted in strict compliance with applicable PRC laws and regulations to avoid administrative and criminal liabilities. The Measures for the Banning of Illegal Financial Institutions and Illegal Financial Business Operations promulgated by the State Council in July 1998, latest revised on January 8, 2011, and the Notice on Relevant Issues Concerning the Penalty on Illegal Fund-Raising issued by the General Office of the State Council in July 2007 explicitly prohibit illegal public fund-raising. The main features of illegal public fund-raising include: (i) illegally soliciting and raising funds from the general public by means of issuing stocks, bonds, lotteries or other securities without obtaining the approval of relevant authorities, (ii) promising a return of interest or profits or investment returns in cash, properties or other forms within a specified period of time, and (iii) using a legitimate form to disguise the unlawful purpose.
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
Regulations Related to Intellectual Property Rights
The Standing Committee of the National People’s Congress, or the SCNPC, the State Council and the National Copyright Administration, or the NCAC, have promulgated various rules and regulations relating to the protection of software in China, including without limitation the PRC Copyright Law, adopted in 1997 and revised in 2001, 2010 respectively, with its implementation rules adopted in 1991 and revised in 2002 and 2013 respectively, and the Regulations for the Protection of Computer Software as promulgated on June 4, 1991 and revised on December 20, 2001, January 30, 2013, respectively. Under these rules and regulations, software owners, licensees and transferees may register their rights in software with the NCAC or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process to enjoy the better protections afforded to registered software rights.
The PRC Trademark Law, adopted in 1982 and revised in 1993, 2001, 2013 and 2019 respectively, with its implementation rules adopted in 2002 and revised in 2014, protects registered trademarks. The PRC Trademark Office of the State Administration for Industry and Commerce, or the SAIC, handles trademark registrations and grants a protection term of ten years to registered trademarks.
Domain names are protected under the Administrative Measures on Internet Domain Names, which was promulgated by the MIIT on August 24 and became effective on November 1, 2017. The MIIT is in charge of the overall administration of domain names in China. The registration of domain names in PRC is on a “first- apply-first-registration” basis. A domain name applicant will become the domain name holder upon the completion of the application procedure.
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
According to the Social Insurance Law promulgated by SCNPC and effective from July 1, 2011 and was revised in 2018, the Regulation of Insurance for Work-Related Injury, the Provisional Measures on Insurance for Maternity of Employees, Regulation of Unemployment Insurance, the Decision of the State Council on Setting Up Basic Medical Insurance System for Staff Members and Workers in Cities and Towns, the Interim Regulation on the Collection and Payment of Social Insurance Premiums and the Interim Provisions on Registration of Social Insurance, an employer is required to contribute the social insurance for its employees in the PRC, including the basic pension insurance, basic medical insurance, unemployment insurance, maternity insurance and injury insurance. Under the Regulations on the Administration of Housing Funds, promulgated by the State Council on April 3, 1999 and as amended on March 24, 2002 and March 24, 2019, an employer is required to make contributions to a housing fund for its employees.
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
In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment
expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds derived by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated another circular in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC must be conducted by way of registration and banks must process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. On February 13, 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13. After SAFE Notice 13 became effective on June 1, 2015, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals may apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, may directly review the applications and conduct the registration.
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
Regulations Related to Dividend Distribution
Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from Ganzhou Qufenqi and Xiamen Youxiang, which are wholly foreign-owned enterprises incorporated in

China, to fund any cash and financing requirements we may have. Prior to January 1, 2020 when the 2019 Law of Foreign Investment came into effect, the principal regulations governing distribution of dividends of foreign holding companies include the Wholly Foreign-invested Enterprise Law, issued in 1986 and amended in 2000 and 2016, and the Implementation Rules under the Wholly Foreign-invested Enterprise Law, issued in 1990 and amended in 2001 and 2014 respectively. Under these regulations, foreign investment enterprises in the PRC may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise shall, upon payment of income tax on its profits pursuant to the provisions of China tax laws, make apportionment to its reserve fund as well as employees’ bonus and welfare fund. The percentage to be apportioned to the reserve fund shall not be less than 10% of the after-tax
profits; when the cumulative apportioned amount attains 50% of the registered capital, the enterprise may stop making apportionment. The percentage of apportionment to the employees’ bonus and welfare fund shall be determined by the wholly foreign-owned enterprise. These reserves are not distributable as cash dividends. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.
The 2019 Law of Foreign Investment was adopted at the second meeting of the thirteenth National People’s Congress on March 15, 2019, which became effective on January 1, 2020. On December 26, 2019, the State Council issued the Regulations on Implementing the Law of Foreign Investment of the PRC, which came into effect on January 1, 2020. The 2019 Law of Foreign Investment and its implementation rule replaced the trio of laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The regulations mentioned above in the Wholly Foreign-invested Enterprise Law will be no longer applicable. Under the 2019 Law of Foreign Investment, the organization form and structure and operating rules of foreign-funded enterprises are subject to the provisions of the Company Law of the People’s Republic of China, the Partnership Enterprise Law of the People’s Republic of China and other applicable laws. Therefore, under PRC laws and regulations, any companies within the PRC may pay dividends only out of its respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a PRC company is required to set aside at least 10% of its annual after-tax
profits, if any, to fund the statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may or may not allocate certain portion of its after-tax
profits to the discretional reserve fund. The statutory reserve fund and discretional reserve fund (if any) are not distributable as cash dividends.
Regulations Related to Taxation
Enterprise Income Tax
Under the Enterprise Income Tax Law, effective on January 1, 2008 and last amended on December 29, 2018, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore be subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The Implementing Rules of the Enterprise Income Tax Law, which took effect on January 1, 2008 and were last amended on April 23, 2019, further define the term “de facto management body” as the management body that exercises substantial and overall management and control over the production and operations, personnel, accounts and properties of an enterprise. If an enterprise organized under the laws of jurisdiction outside China is considered a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, it would be subject to the PRC enterprise income tax at the rate of 25% on its worldwide income. Second, a 10% withholding tax would be imposed on dividends it pays to its non-PRC
enterprise shareholders and with respect to gains derived by its non-PRC
enterprise shareholders from transfer of its shares.
According to the Enterprise Income Tax Law, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. Furthermore, the State Administration of Taxation, or the SAT, promulgated the Announcement on Issues Concerning “Beneficial Owners” in Tax Treaties in February 2018, which stipulates that non-resident
enterprises that cannot provide valid supporting documents as “beneficial owners” may not be approved to enjoy tax treaty benefits. Specifically, it expressly excludes an agent or a “conduit company” from being considered as a “beneficial owner” and a “beneficial owner” analysis is required to be conducted on a case-by-case
basis. This announcement also stipulates that where an applicant has the identity as a “beneficial owner,” but the tax authority finds that the primary purpose test clause in tax treaties or the general rules on anti-tax
avoidance in domestic tax laws shall apply, the general
anti-tax
avoidance investigation procedures may apply.
On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Relating to Withholding at Source of Income Tax of
Non-resident
Enterprises, or SAT Circular 37, which was revised on June 15, 2018, to completely repeal SAT Circular 698 and the second paragraph of Section 8 of Bulletin 7. Under Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by a non-resident
enterprise may be
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
Pursuant to the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, the withholding tax rate with respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice on the Issues concerning the Application of the Dividend Clauses of Tax Agreements issued by the SAT on February 20, 2009, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. On August 27, 2015, the SAT promulgated the Administrative Measures for
Non-Resident
Taxpayers to Enjoy Treatment under Tax Treaties, or SAT Circular 60, which became effective on November 1, 2015. SAT Circular 60 provides that non-resident
enterprises are not required to obtain
pre-approval
from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident
enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax
filing examinations by the relevant tax authorities. SAT Circular 60 has been replaced by the Measures for the Administration of
Non-resident
Taxpayers’ Enjoyment of Treaty Benefits, or SAT Circular 35, which was promulgated by the State Administration of Taxation on October 14, 2019 and became effective on January 1, 2020. SAT Circular 35 provides that non-resident
taxpayers’ enjoyment of treaty benefits shall be handled in the manner of “self-assessment, claim for and enjoyment of treaty benefits, and retention of relevant materials for review.” If a non-resident
taxpayer determines through self-assessment that he or she is eligible for treaty benefits, he or she may, when filing tax returns, or when a withholding agent files withholding returns, enjoy tax treaty benefits, and collect and retain relevant materials for review in accordance with the provisions of SAT Circular 35 and accept the follow-up
administration of tax authorities. According to SAT Circular 81, and SAT Circular 35, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.
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
In November 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. In March 2016, the Ministry of Finance and the State Administration of Taxation further promulgated the Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax, which became effective on May 1, 2016 and was amended in 2019. Pursuant to the pilot plan and relevant notices, VAT is generally imposed in lieu of business tax in the modern service industries, including the VATS, on a nationwide basis. VAT of a rate of 6% applies to revenue derived from the provision of some modern services. Unlike business tax, a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided.
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
Regulations Relating to
E-Commerce

The Administrative Measures on Online Transactions issued by the State Administration for Market Regulation, or SAMR, on January 26, 2014 which became effective on March 15, 2014, or the Online Trading Measures. According to the Online Trading Measures, enterprises or other operators which engage in online commodities trading and other services and have been registered with SAMR or its local branches must make the information stated in their business licenses available to the public or provide links to their business licenses on their websites. Online distributors must adopt measures to ensure the safety of online transactions, protect online shoppers’ rights and prevent the sale of counterfeit goods. Information on products and transactions released by online distributors must be authentic, accurate, complete and sufficient. Under the Online Trading Measures,
 e-commerce
 platform operators are required to examine, register and archive the identity information of the merchants applying for access to their platforms as sellers, and verify and update such information regularly. The Online Trading Measures also provide that
 e-commerce
 platform operators must make publicly available (i) the link to or the information contained in the business licenses of the merchants, in the case of business entities, or (ii) a label confirming the verified identity of the merchants, in the case of individuals. In addition, operators are prohibited from setting forth provisions in contracts or other terms that are not fair or reasonable to consumers such as those excluding or restraining consumers’ rights, relieving or exempting operators’ responsibilities, and increasing the consumers’ responsibilities, or conducting transactions in a forcible manner taking advantage of contractual terms or technical means. We are subject to such rules as a result of our online merchandise sales.
In March 2016, the State Administration of Taxation, or SAT, the Ministry of Finance and the General Administration of Customs jointly issued the Circular on Tax Policy for Cross-Border
E-Commerce
Retail Imports, which took effect in April 2016. Pursuant to this circular, goods imported through the cross-border
e-commerce
retail are subject to tariff, import value-added tax, and consumption tax based on the types of goods. Individuals purchasing any goods imported through cross-border
e-commerce
retail are taxpayers, and
e-commerce
companies, companies operating
e-commerce
transaction platforms or logistic companies are required to withhold the taxes.
On August 31, 2018, the Standing Committee of the National People’s Congress promulgated the
E-Commerce
Law, which became effective on January 1, 2019. The
E-Commerce
Law sets forth a series of requirements on
e-commerce
platform operators. According to the
E-Commerce
Law,
e-commerce
platform operators shall verify and register platform merchants, and cooperate with the market regulatory administrative department and tax administrative department to conduct industry and commerce registrations and tax registrations for merchants. The
e-commerce
platform operators shall also prepare a contingency plan for cybersecurity events and take technological measures and other measures to prevent online illegal and criminal activities. The
E-Commerce
Law also expressly requires platform operators to take necessary actions to ensure fair dealing on their platforms to safeguard the legitimate rights and interests of consumers, including to prepare platform service agreements and transaction information record-keeping and transaction rules, to prominently display such documents on the platform’s website, and to keep such information for no less than three years following the completion of a transaction. To legally handle intellectual property infringement disputes, upon receipt of the notice specifying preliminary evidence for alleged infringement, the platform operators are required to take necessary measures in a timely manner, such as deleting, blocking and disconnecting the hyperlinks, terminating transactions and services, and to forward notices to merchants on its platform. If an
e-commerce
platform operator fails to take necessary measures when it knows or should have known that a merchant on the platform infringes any third-party intellectual property rights, products or services provided by a merchant on its platform do not meet the requirements regarding personal or property safety, or any merchant otherwise impairs the lawful rights and interests of consumers, the
e-commerce
platform operator will be held jointly liable with the merchants on its platform.
The Law of the People’s Republic of China on the Protection of Rights and Interests of Consumers, or the Consumer Protection Law, as amended on October 25, 2013, sets out the obligations of business operators and the rights and interests of the consumers. Pursuant to this law, business operators must guarantee that the commodities they sell satisfy the requirements for personal or property safety, provide consumers with authentic information about the commodities, and guarantee the quality, function, usage and term of validity of the commodities. The amendment in 2013 further strengthens the protection of consumers and imposes more stringent requirements and obligations on business operators, especially on the businesses operating through the Internet. For example, when a consumer purchases products (including cosmetics and food) or accepts services via an online trading platform and his or her interests are prejudiced, if the online trading platform provider fails to provide the name, address and valid contact information of the seller, the manufacturer or the service provider, the consumer is entitled to demand compensation from the online trading platform provider. Failure to comply with the Consumer Protection Law may subject business operators to civil liabilities such as refunding purchase prices, replacement of commodities, repairing or ceasing damages, compensation, and restoring reputation, and could subject the business operators or the responsible individuals to criminal penalties when personal damages are involved or if the circumstances are severe.

Regulations Relating to Cross-border Trading
The Customs Law, effective as of July 1, 1987 and amended on July 8, 2000, June 29, 2013, December 28, 2013, November 17, 2016 and November 4, 2017, divides imported and exported items into “means of transports”, “goods” and “articles” based upon the nature and purpose of such items. Under the Customs Law, “goods” and “articles” are not defined, but these concepts are clarified in the Implementation Regulations of Administrative Punishments Under the Customs Law, effective as of November 1, 2004. The regulation describes “articles” as postal items and travelers’ luggage that are brought in and out of the PRC on an individual’s person or luggage. When the quantity of articles is higher than a reasonable amount for personal use, it will be regarded as “goods”. “Personal use” means that the traveler or consignee will use the items themselves or give the items as gifts, rather than selling or renting the items. “Reasonable amount” means the regular amount determined in accordance with the traveler or consignee’s situation, purpose of travel and duration of stay.
The Foreign Trade Law, effective as of July 1, 2004 and amended on November 7, 2016, governs international trade in services and the import and export of goods and technologies. Under this law, goods and technologies are categorized as (i) permitted, which may be freely imported and exported, (ii) restricted, which require advance approval or (iii) prohibited, which may not be imported or exported at all. Furthermore, an “import and export trader”, or any company or individual engaging in the import or export of goods or technologies, must register with the administrative department of foreign trade under the State Council or any of its authorized bodies in order to be qualified as a foreign trade business operator. According to current foreign trade laws, the Ministry of Commerce and its competent local branches are the authorized bodies to conduct qualification filings and registrations for foreign trade business operators.
The Customs Law requires that importers and exporters make true declarations of their goods and technologies to customs. The Imported and Exported Commodity Inspection Law, issued February 21, 1989 and amended on April 28, 2002, June 29, 2013, April 27, 2018 and December 29, 2018, also requires that certain items listed in the Catalog of Import and Export Commodities for Inspection, or the Customers Catalog, must be inspected by a commodity inspection organization authorized by the State Administration for Commodity Inspection before they can be exported. For import and export commodities not listed in the Customers Catalog, the commodity inspection authorities may conduct random inspections pursuant to the Measures for the Administration of Random Inspection of Import and Export Commodities, issued as of December 31, 2002 and amended as of April 28, 2018. Further, the Ministry of Commerce and the General Administration of Customs jointly adopted a mandatory licensing system for the export of certain merchandise, which exporters must comply with depending on the commodities they export.
The customs declaration, clearance and inspection procedures for goods and articles are different. The declaration of import or export of goods may be made by the consignees or consigners themselves or by customs brokers that have registered with the permission of the customs. The consignees, consigners or customs brokers shall make true declarations and submit the import or export license for restricted goods and relevant documentation to the customs for inspection. Where the commodities are imported or exported by means of express delivery, the consignees or consignor shall entrust an entry-exit express delivery enterprise with the inspection declaration, pursuant to the Regulations on the Implementation of the Law of the People’s Republic of China on Import and Export Commodity Inspection, effective as December 1, 2005 and amended on February 6, 2016, March 1, 2017 and March 2, 2019. In addition, a new information management system for express delivery consignments was established on November 30, 2018, according to the Announcement on Initiating the Application of the Information Management System for Inward and Outward Postal Items issued on November 8, 2018, requiring express delivery operators to collect data of each item of mail and submit it to the information management system.
On November 24, 2015, the General Administration of Quality Supervision, Inspection and Quarantine of the People’s Republic of China issued the Work Norms for Cross-border E-commerce Business Entities and Commodity Record Management, which became effect on January 1, 2016. Pursuant to the work norms, if a cross-border e-commerce business entity develops a cross-border e-commerce business, it shall provide the inspection and quarantine institution with the business entity’s record information.
On November 28, 2018, the Ministry of Commerce, National Development and Reform Commission, Ministry of Finance, General Administration of Customs, State Taxation Administration and State Administration for Market Regulation promulgated the Circular on Improving the Regulation of Cross-border
E-Commerce
Retail Imports, which took effect on January 1, 2019. Pursuant to this circular, cross-border
e-commerce
operator shall (i) engage a PRC-incorporated company as its domestic agent, (ii) be responsible for product quality and safety and its consumers’ rights and interests, (iii) provide adequate disclosures to consumers, (iv) establish a risk prevention and control system and a quality assurance system for products that are subject to bonded import procedure, and (v) transmit real-time electronic transaction data to the customs.
The Announcement on Regulatory Matters Relating to Cross-border E-commerce Retail Imports and Exports, which was issued by General Administration of Customs on December 10, 2018 and has come into effect on January 1, 2019 requires that (i) enterprises participating in cross-border e-commerce retail importation and exportation business, such as cross-border e-commerce platform enterprises, logistics enterprises, payment enterprises, shall register with the customs at the locality pursuant to the relevant provisions on registration and administration of customs declaration; (ii) prior to declaration for cross-border e-commerce retail imports, the cross-border e-commerce platform enterprise or the domestic agent of cross-border e-commerce enterprise, the payment enterprise, and the logistics enterprise shall respectively transmit electronic information on transaction, payment and logistics through the international trade “single window” or the cross-border e-commerce customs clearance service platform to the customs, and bear the corresponding legal liability for veracity of the data; (iii) cross-border e-commerce platform enterprises carrying out cross-border e-commerce retail importation business and domestic agents of cross-border e-commerce enterprises shall verify the veracity of the transaction and the identity information of the consumer (purchaser), and bear the corresponding liability; where the identity information has not been authenticated by the state authorities in charge or the agency authorized thereby, the purchaser and the payor shall be the same person; (iv) for cross-border e-commerce retail imports, the customs shall levy customs duties and import value-added tax and consumption tax in accordance with state tax policies for cross-border e-commerce retail importation; the dutiable price shall be the actual transaction price, including the retail price of the goods, shipping fee and insurance premium, and the cross-border e-commerce platform enterprises, logistics enterprises or declaration enterprises registered with the customs shall be withholding agents, pay tax on behalf of the taxpayers, and bear the corresponding obligation to pay overdue tax and the relevant legal liability. Furthermore, on December 29, 2018, General Administration of Customs issued the Announcement on Matters Relating to Customs Registration and Administration for Cross-border E-commerce Enterprises, which has come into effect on January 1, 2019. Pursuant to the Announcement, cross-border
e-commerce
payment enterprises, logistics enterprises shall obtain the relevant qualification certificate pursuant to the provisions of the Announcement on Regulatory Matters Relating to Cross-border E-commerce Retail Imports and Exports and submit the relevant qualification certificate pursuant to the relevant provisions of the authorities in charge when completing customs registration formalities.
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

The following diagram illustrates our company’s organizational structure, and the place of formation, ownership interest and affiliation of each of our principal subsidiaries and affiliated entities as of December 31, 2019. It omits certain entities that are immaterial to our results of operations, business and financial condition, such as Xiamen Weipujia, which do not currently engage in material business operations. Except as otherwise specified, equity interests depicted in this diagram are held as to 100%. The relationships between each of Ganzhou Qudian, Hunan Qudian, Xiamen Weipujia, Xiamen Qudian and Beijing Happy Time and Ganzhou Qufenqi, and the relationship between Xiamen Youxiang and Xiamen Qu Plus Plus are governed by contractual arrangements and do not constitute equity ownership.

(1)	Includes 17 subsidiaries of Xiamen Financial Lease located in various cities across China. Xiamen Financial Lease and its subsidiaries were primarily involved in operating Dabai Auto, our budget auto financing business. We ceased offering auto financing products in the second quarter 2019, and we plan to wind down certain subsidiaries of Xiamen Financial Lease.

(2)	Mr. Min Luo, our founder, chairman and chief executive officer, and Mr. Lianzhu Lv, our head of user experience department, respectively hold 99.0% and 1.0% of equity interests in Ganzhou Qudian.
(3)	Mr. Min Luo and Mr. Hongjia He, our vice president, respectively hold 99.0% and 1.0% of equity interests in Hunan Qudian.
(4)	The following table sets forth the shareholders of Beijing Happy Time, their respective equity interests in Beijing Happy Time and their respective relationships with shareholders of Qudian Inc. as of the date of this annual report. For further information as to the principal shareholders of Qudian Inc., see “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

Shareholders	Relationship with shareholders of Qudian Inc.	Amount of Registered Capital	Percentage of Equity Interests
		RMB
Mr. Min Luo	Holds 100% equity interests in Qufenqi Holding Limited	5,025,579	21.0
Phoenix Auspicious Internet Investment L.P. and Shenzhen Guosheng Qianhai Investment Co., Ltd.	Affiliates of Phoenix Auspicious FinTech Investment L.P. and Guosheng (Hong Kong) Investment Limited (formerly known as Wa Sung Investment Limited), or Guosheng HK, collectively referred to as Phoenix Entities	4,596,670	19.2
Beijing Kunlun Tech Co., Ltd.	Affiliate of Kunlun Group Limited	4,587,496	19.2
Ningbo Yuanfeng Venture Capital L.P.	Affiliate of Source Code Accelerate L.P.	3,757,355	15.7
Shanghai Yunxin Venture Capital Co., Ltd.	Affiliate of API (Hong Kong) Investment Limited	2,985,744	12.5
Jiaxing Blue Run Quchuan Investment L.P. and Tianjin Blue Run Xinhe Investment Center L.P.	Affiliates of Ever Bliss Fund, L.P. and Joyful Bliss Limited, collectively referred to as Zhu Entities	1,681,366	7.0
Tianjin Happy Share Asset Management L.P., referred to as Tianjin Happy Share(a)	Not applicable	1,251,742	5.2

(a)	Tianjin Happy Share was established in connection with the share incentive plan of Beijing Happy Time. For more information, see “Item 6. Directors, Senior Management and Employees — B. Compensation — 2015 Share Incentive Plan.”
(5)	Mr. Min Luo, our founder, chairman and chief executive officer, and Mr. Long Xu, our director, respectively hold 99.9% and 0.1% of equity interests in Xiamen Qu Plus Plus Technology Development Co., Ltd.
(6)	Includes Xiamen Qudian Commercial Factoring Co., Ltd., Jiangxi Chunmian Technology Development Co., Ltd., Ganzhou Qudian Commerce Development Co., Ltd., Xiamen Junda Network Technology Co., Ltd. and Xinjiang Qudian Technology Co., Ltd., which we expect to utilize to explore new business opportunities.
(7)	Material subsidiaries of Beijing Happy Time include, Fuzhou Happy Time Technology Development Co., Ltd., Ganzhou Happy Fenqi Technology Development Co., Ltd., Tianjin Happy Time Technology Development Co., Ltd., Tianjin Qufenqi Technology Co., Ltd., Ganzhou Happy Fenqi Network Service Co., Ltd., Ganzhou Happy Life Network Microcredit Co., Ltd. and Fuzhou High-tech Zone Microcredit Co., Ltd. Bejing Happy Time currently operates our websites and mobile apps under the Laifenqi brand and Qudian brand.
(8)	QuCampus is owned approximately 45.9% by us, 44.1% by Ant Financial and 10.0% by Ganzhou Happy Share, a limited partnership established in connection with the share incentive plan to be established by QuCampus. Mr. Min Luo, our founder, chairman and chief executive officer, is the general partner of Ganzhou Happy Share. We do not consolidate the financial results of QuCampus in our consolidated financial statements.
(9)	Includes Xiamen Wanlimu Technology Co., Ltd., which operates our Wanlimu platform, and another subsidiary.

Our Contractual Arrangements with Consolidated VIEs and Their Shareholders
Due to PRC legal restrictions on foreign ownership and investment in, among other areas, VATS, which include the operations of Internet content providers, or ICPs, we, similar to all other entities with foreign- incorporated holding company structures operating in our industry in China, currently conduct these activities mainly through Beijing Happy Time and its subsidiaries. We established three new consolidated VIEs, Ganzhou Qudian, Hunan Qudian and Ganzhou Qudian, in 2017. In addition, Xiamen Weipujia also became one of our consolidated VIEs in 2018 and Xiamen Qu Plus Plus became our sixth consolidated VIEs in 2019. We effectively control each consolidated VIE through a series of contractual arrangements with such VIE, its shareholders and Ganzhou Qufenqi or Xiamen Youxiang, as applicable, as described in more detail below, which collectively enables us to:
•	exercise effective control over each of our consolidated VIEs and its subsidiaries;

•	receive substantially all the economic benefits of each of our consolidated VIEs; and

•	have an exclusive option to purchase all or part of the equity interests in the equity interest in or all or part of the assets of each of our consolidated VIEs when and to the extent permitted by PRC law.

In addition, pursuant to the resolutions of the board of directors of Qudian Inc. and/or the resolutions of all shareholders of Qudian Inc., the board of directors of Qudian Inc. or any officer authorized by such board shall cause Ganzhou Qufenqi and Xiamen Youxiang to exercise their rights under the power of attorney agreements entered into among Ganzhou Qufenqi or Xiamen Youxiang, as applicable, each of our consolidated VIEs and the nominee shareholders of each of our consolidated VIEs and the rights of Ganzhou Qufenqi and Xiamen Youxiang under the exclusive call option agreement between Ganzhou Qufenqi or Xiamen Youxiang, as applicable, and each of our consolidated VIEs. As a result of these resolutions and the provision of unlimited financial support from the Company to each of our consolidated VIEs, Qudian Inc. has been determined to be most closely associated with each of our consolidated VIEs within the group of related parties and was considered to be the primary beneficiary of each of our consolidated VIEs. We have consolidated their financial results in our consolidated financial statements in accordance with U.S. GAAP.
In the opinion of Tian Yuan Law Firm, our PRC legal counsel:
•	the ownership structures of Ganzhou Qufenqi, Xiamen Youxiang and our consolidated VIEs in China do not violate any applicable PRC law, regulation, or rule currently in effect; and

•	the contractual arrangements among Ganzhou Qufenqi or Xiamen Youxiang, as applicable, each of our consolidated VIEs and its shareholders governed by PRC laws are valid, binding and enforceable in accordance with their terms and applicable PRC laws, rules, and regulations currently in effect, and will not violate any applicable PRC law, regulation, or rule currently in effect.

However, we have been further advised by our PRC legal counsel, Tian Yuan Law Firm, that there are uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations. The 2019 Law of Foreign Investment became effective on January 1, 2020. The 2019 Law of Foreign Investment has replaced the trio of laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The 2019 Law of Foreign Investment does not mention concepts including “de facto control” and “controlling through contractual arrangements,” nor does it specify the regulation on controlling through contractual arrangements. Specifically, it does not incorporate contractual arrangements as a form of foreign investment, our Contractual Arrangements as a whole and each of the arrangements comprising our Contractual Arrangements will not be materially affected and will continue to be legal, valid and binding on the parties. Notwithstanding the above, the 2019 Law of Foreign Investment stipulates that “foreign investment includes foreign investors invest in China through any other methods under laws, administrative regulations, or provisions prescribed by the State Council.” Therefore, there are possibilities that future laws, administrative regulations or provisions of the State Council may stipulate contractual arrangements as a way of foreign investment and our Contractual Arrangements will be regarded as foreign investment. If that is the case, whether our contractual arrangements will be deemed to be in violation of the foreign investment access requirements and how our Contractual Arrangements will be handled are subject to uncertainties. The PRC regulatory authorities may in the future take a view that is contrary to the opinion of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in the aforesaid business we engage in, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Corporate Structure.”
The following is a summary of the currently effective contractual arrangements by and among our wholly- owned subsidiary, Ganzhou Qufenqi or Xiamen Youxiang, as applicable, the applicable consolidated VIEs, and their respective shareholders.
Agreements that Provide Us with Effective Control over Our Consolidated VIEs and Their Subsidiaries
Equity Interest Pledge Agreements
. Pursuant to the equity interest pledge agreements, the shareholders of our consolidated VIEs have pledged all of their equity interest in our consolidated VIEs as a continuing first priority security interest, as applicable, to respectively guarantee our consolidated VIEs and their shareholders’ performance of their obligations under the relevant contractual arrangements, which include the exclusive business cooperation agreements, exclusive call option agreements and power of attorney agreements. If our consolidated VIEs or any of their shareholders breach their contractual obligations under these agreements, Ganzhou Qufenqi or Xiamen Youxiang, as applicable, as pledgee, will be entitled to certain rights regarding the pledged equity interests. In the event of such breaches, the rights of Ganzhou Qufenqi and Xiamen Youxiang include forcing the auction or sale of all or part of the pledged equity interests of the applicable consolidated VIE and receiving proceeds from such auction or sale in accordance with PRC law. Upon purchase of equity interests in the applicable consolidated VIE by other persons, Ganzhou Qufenqi or Xiamen Youxiang, as applicable, and such persons will need to enter into contractual arrangements that are similar to existing ones in order for Ganzhou Qufenqi or Xiamen Youxiang, as applicable, to effectively control such consolidated VIE. Each of the shareholders of our consolidated VIEs agrees that, during the term of the applicable equity interest pledge agreement, such shareholder will not dispose of the pledged equity interests or create or allow creation of any encumbrance on the pledged equity interests without the prior written consent of Ganzhou Qufenqi or Xiamen Youxiang, as applicable. Ganzhou Qufenqi and Xiamen Youxiang are entitled to all dividends and other distributions declared by our consolidated VIEs except as it agrees otherwise in writing. Each equity interest pledge agreement will remain effective until the applicable consolidated VIE and its shareholders discharge all their obligations under the contractual arrangements. We have registered pledges of equity interest in each of our consolidated VIEs with the relevant offices of the administration for industry and commerce in accordance with the PRC Property Rights Law.
Power of Attorney Agreements
. Pursuant to the power of attorney agreements, each shareholder of our consolidated VIEs has irrevocably appointed the Ganzhou Qufenqi or Xiamen Youxiang, as applicable, to act as such shareholder’s exclusive attorney-in-fact
to exercise all shareholder rights, including the right to attend and vote on shareholder’s meetings and appoint directors and executive officers. In the absence of contrary written instructions of Ganzhou Qufenqi or Xiamen Youxiang, as applicable, each power of attorney agreement will remain in force for so long as the shareholder remains a shareholder of the applicable consolidated VIE.
Agreements that Allow Us to Receive Economic Benefits from our Consolidated VIEs and Their Subsidiaries
Exclusive Business Cooperation Agreements
. Under the exclusive business cooperation agreements, Ganzhou Qufenqi and Xiamen Youxiang have the exclusive right to provide the consolidated VIEs and their subsidiaries that generate substantial income, including Ganzhou Happy Fenqi, Ganzhou Network, and Fuzhou

Microcredit, or the profitable consolidated VIEs and their subsidiaries, with technical support, consulting services and other services. In exchange, Ganzhou Qufenqi is entitled to receive a service fee from each of the profitable consolidated VIEs on a monthly basis and at an amount equivalent to all of its net income as confirmed by Ganzhou Qufenqi; Xiamen Youxiang is entitled to receive a service fee from Xiamen Qu Plus Plus on a monthly basis and at an amount equivalent to all of its net income as confirmed by Xiamen Youxiang. Ganzhou Qufenqi and Xiamen Youxiang own the intellectual property rights arising out of the performance of the respective exclusive business cooperation agreement. In addition, each of the consolidated VIEs and their subsidiaries has granted Ganzhou Qufenqi or Xiamen Youxiang, as applicable, an exclusive right to purchase any or all of the business or assets of each of the profitable consolidated VIEs and their subsidiaries at the lowest price permitted under PRC law. Unless otherwise agreed by the parties, this agreement will continue remaining effective.
Agreements that Provide Us with the Option to Purchase the Equity Interest in our consolidated VIEs.
Exclusive Call Option Agreements
. Pursuant to the exclusive call option agreements, our consolidated VIEs and each of their shareholders have irrevocably granted Ganzhou Qufenqi or Xiamen Youxiang, as applicable, an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion at any time, to the extent permitted under PRC law, all or part of such shareholder’s equity interests in the applicable, or any or all or the assets of such consolidated VIE. For reasons discussed in this section, there may be PRC legal restrictions on the ability of Ganzhou Qufenqi and Xiamen Youxiang to directly purchase such equity interests or assets. In the event such equity interests or assets are sold to persons designated by Ganzhou Qufenqi or Xiamen Youxiang, as applicable, Ganzhou Qufenqi or Xiamen Youxiang, as applicable, and such persons will need to enter into contractual arrangements that are similar to the existing ones in order for Ganzhou Qufenqi or Xiamen Youxiang, as applicable, to exercise effective control over and receive substantially all the economic benefits of such equity interests or assets. As for the equity interests in a consolidated VIE, the purchase price should be equal to the minimum price as permitted by PRC law. As for the assets of a consolidated VIE, the purchase price should be equal to the book value of the assets or the minimum price as permitted by applicable PRC law, whichever is higher. Without prior written consent of Ganzhou Qufenqi or Xiamen Youxiang, as applicable, each consolidated VIE and its shareholders have agreed that such consolidated VIE shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, create or allow any encumbrance on its assets or other beneficial interests, provide any loans or guarantees and etc. Ganzhou Qufenqi and Xiamen Youxiang are entitled to all dividends and other distributions declared by the applicable consolidated VIE except as they agree otherwise in writing, and the shareholders of the applicable consolidated VIE have agreed to pay any such dividends or distributions to Ganzhou Qufenqi and Xiamen Youxiang, respectively. Each agreement will remain effective until all equity interests of the applicable consolidated VIE held by its shareholders and all assets of such consolidated VIE have been transferred or assigned to Ganzhou Qufenqi or Xiamen Youxiang, as applicable, or its designated person(s).
Financial Support Undertaking Letters
We executed a financial support undertaking letter addressed to each consolidated VIE, pursuant to which we irrevocably undertake to provide unlimited financial support to such consolidated VIE to the extent permissible under the applicable PRC laws and regulations, regardless of whether such consolidated VIE has incurred an operational loss. The form of financial support includes but is not limited to cash, entrusted loans and borrowings. We will not request repayment of any outstanding loans or borrowings from a consolidated VIE if it or its shareholders do not have sufficient funds or are unable to repay such loans or borrowings. Each letter is effective from the date of the other agreements entered into among Ganzhou Qufenqi, or Xiamen Youxiang, as applicable, the applicable consolidated VIE and its shareholders until the earlier of (i) the date on which all of the equity interests of such consolidated VIE have been acquired by or its designated representative(s), and (ii) the date on which we in our sole and absolute discretion unilaterally terminates the applicable financial support undertaking letter.

We expect to provide the financial support if and when required with a portion of the proceeds from our initial public offering and convertible senior notes and proceeds from the issuance of equity or debt securities in the future.
D.	Facilities
Our corporate headquarters are located in Xiamen, Fujian Province, China, where we lease approximately 15,873 square meters of office space pursuant to a series of lease expiring in first quarter of 2020 through second quarter of 2022. We also maintain leased properties of approximately 127 square meters, 100 square meters, 2,000 square meters and 799 square meters in Beijing, Tianjin, Fuzhou and Ganzhou in Jiangxi Province, respectively. We also use a property of 80 square meters in Jiangxi Province provided by the local government without rent.
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
For comparison of our results of operations for the years ended December 31, 2018 to December 31, 2017, refer to “Item 5. Operating and Financial Review and Prospects” in the 2019 Form
20-F,
filed with the SEC on April 15, 2019.
A.	Operating Results
Overview
We are a leading technology platform empowering the enhancement of online consumer credit experience in China. We target hundreds of millions of young, tech-savvy and mobile-active consumers in China who are underbanked and underserved but eager to access small credit for their discretionary spending. Our technology platform enables licensed credit providers to offer instantaneous, affordable and customized consumer credit to this young generation of consumers.
Through our technology platform, we operate (i) a loan book business, whereby we offer small credit products to consumers and undertake the related credit risk, and (ii) a transaction services business, whereby we offer loan recommendation and referral services to third-party financial service providers and assume no credit risk. In 2019, we facilitated approximately RMB84.5 billion (US$12.1 billion) in transactions. 72.0% of such transactions were facilitated under our loan book business, and 28.0% were facilitated under our transaction services business. As of December 31, 2019, we had served a cumulative number of borrowers of 19.0 million.

To provide consumers with a convenient experience, we offer small credit products through our online platform, with all of the transactions facilitated through mobile devices. Prospective borrowers can apply for small credit on their mobile phones and receive approval within minutes. Approved borrowers are then able to draw down on their cash credit with cash disbursed immediately into their online accounts in digital form. Borrowers also repay the credit drawdowns through their online accounts. We also offer merchandise credit products to finance borrowers’ direct purchase of merchandise from the Qudian marketplace on installment basis. Through collaborating with more than 200 merchandise suppliers, we offer a variety of merchandise ranging from consumer electronics products to watches and sports and outdoor products to capture approved borrowers’ growing consumption demand and enhance their online shopping experience. In the three months ended December 31, 2019, the small credit products under our loan book business had an average size of approximately RMB1,500 (US$215.5) and weighted average term of approximately 11.0 months.
We have developed our transaction services business to help financial service providers grow, while simultaneously bringing value to consumers. The transaction services business also allows us to further monetize our user base and mitigate our credit risk exposure. While our registered users grew to approximately 79.5 million as of December 31, 2019, the number of outstanding borrowers was 6.1 million as of the same date, evidencing the potential to maximize the value of our user base. We aim to further activate this user base by operating an open platform, whereby we offer transaction referral services to licensed institutional funding partners and traffic referral services to other financial technology platforms. The financial service providers take full credit risk for these referrals. We expect to create significant value for all parties involved in these initiatives: financial service providers gain access to a vast online borrower base; and consumers can access affordable, instant credit through more mobile channels. As of December 31, 2019, the cumulative amount of transactions facilitated under our transaction services business was RMB23.7 billion, and the cumulative number of borrowers for such transactions was 1.3 million. In the three months ended December 31, 2019, the transactions facilitated under our transaction services business had an average loan balance per borrower of approximately RMB12,000 (US$1,784) and weighted average term of approximately 13.8 months.
We launched Wanlimu, an online luxury fashion products platform, in March 2020. Wanlimu caters to the strong demand of China’s middle- and high-income consumers for luxury products from global fashion brands. We aim to provide a one-stop online fashion shopping experience, and consumers can purchase a broad range of skin care products, bags, apparel, shoes and accessories on Wanlimu. As of March 31, 2020, more than 8,600 SKUs from over 50 global luxury brands were available on Wanlimu. We plan to expand the merchandise offerings on Wanlimu to better satisfy consumers’ demand for high quality fashion products.
We generate (i) financing income and loan facilitation income and other related income from cash credit products and (ii) financing income, sales commission fee and loan facilitation income and other related income from merchandise credit products. We generate transaction services fee and other related income from our transaction services business. We also generate revenue from merchandise sales on the Wanlimu platform. We historically offered budget auto financing products, from which we generated sales income and financing income. We started to wind down our budget auto financing business in the second quarter of 2019 to focus on our core consumer finance business.
We have achieved significant scale and experienced strong growth in our results of operations. Our total revenues increased from RMB4,775.4 million in 2017 to RMB7,692.3 million in 2018, and further increased to RMB8,840.0 million (US$1,269.8 million) in 2019. We recorded net income of RMB2,164.5 million, RMB2,491.3 million and RMB3,264.3 million (US$468.9 million) in 2017, 2018 and 2019, respectively.
Key Factors Affecting Our Results of Operations
Number and Engagement of Borrowers
We primarily engage borrowers through our mobile applications. Our ability to continue to engage borrowers efficiently is significantly affected by our ability to attract more users through our own mobile apps.

As we seek to broaden our borrower base, our success in collaborating with other leading Internet companies and other marketing efforts will affect the size and credit quality of our borrower base. In addition, our brand, reputation, user experience and the pricing of our credit products will affect our borrower retention capability and repeat transactions by borrowers.
Risk Management
While we bear credit risk for transactions under the loan book business, we do not bear credit risk for transactions under the transaction services business. Furthermore, the financial service providers perform independent credit assessment for the transactions facilitated under our transaction services business. As such, the quality of our risk management system primarily affects the delinquency rates of the transactions under the loan book business. Our ability to effectively evaluate a borrower’s credit profile also affects our ability to offer attractive borrowing terms under the loan book business.
Transactions under the loan book business consist of
on-balance
sheet transactions, as well as
off-balance
sheet transactions. We periodically adjust our allowance for loan principal and financing service fee receivables when we believe that the future collection of the principal of on-balance
sheet transactions is unlikely. We base the allowance for loan principal and financing service fee receivables primarily on historical loss experience using a roll rate-based model applied to our principal and financing service fee receivables portfolios and, to a lesser extent, macroeconomic factors. As such, an increase in delinquency rates of on-balance
sheet transactions will result in a higher allowance for loan principal and financing service fee receivables. We recognize any increase in allowance for loan principal and financing service fee receivables as provision for loan principal and financing service fee receivables for the relevant period. We charge off loan principal and financing service fee receivables as a reduction to the allowance for loan principal and financing service fee receivables when the principal and financing service fee receivables are deemed to be uncollectible. At the inception of each off-balance
sheet transaction, we record the fair value of (i) guarantee liabilities, which represent the present value of our expected payout based on the estimated delinquency rate and the applicable discount rate for time value; or (ii) risk assurance liabilities, which considers the premium required by a third-party market participant to issue the same risk assurance in a standalone transaction, as applicable. The contingent loss rising from risk assurance liabilities is recognized when borrower default is probable, and the amount of loss is estimable. As such, an increase in expected delinquency rates of off-balance
sheet transactions will result in an increase in the amount of guarantee liabilities and risk assurance liabilities, which is recognized as changes in guarantee liabilities and risk assurance liabilities in our results of operations.
Funding Sources, Costs and Risk Transfer
The growth of our business is dependent on our ability to secure sufficient funding for the transactions that we facilitate. We primarily work with institutional funding partners to fund the credit we facilitate. We do not directly source funding from retail investors. Both our loan book business and transaction services business involve funding from institutional funding partners. The availability of funds from the institutional funding partners that we collaborate with affects our liquidity and the amount of transactions that we will be able to facilitate. The cost of capital for funds from institutional funding partners that we collaborate with during any specific period impacts our profitability.
We collaborate with institutional funding partners in several ways under our loan book business. There are credit drawdowns that are funded indirectly by institutional funding partners through trusts that we established with trust companies. For such arrangements, we recognize financing income from borrowers including interest collected on behalf of our institutional funding partners. We record interest expenses of borrowings on funds provided by such institutional funding partners as cost of revenues. For this type of transactions, we retain full credit risk and record them on our balance sheet. As we incur interest expenses of borrowings on such funding arrangement, an increase in such arrangement may adversely affect our profit margin. We also collaborate with certain institutional funding partners that provide funds directly to borrowers for credit drawdowns that we facilitate, which enables us to facilitate additional transactions without utilizing our capital resources. Such institutional funding partners deduct the principal and service fees due to them from borrowers’ repayments and remit the remainder to us as our loan facilitation fees. Such loan facilitation fees, net of the fair value of guarantee liabilities and risk assurance liabilities which was deducted from the consideration, are recognized as loan facilitation income and other related income. We do not incur interest expenses of borrowings on their funding. We record the credit drawdowns funded under such arrangements off-balance
sheet, and we provide guarantees for such transactions. We record guarantee liabilities and risk assurance liabilities, as applicable, on our balance sheet. While we intend to focus on leveraging technology, rather than capital, to serve the broad consumer base in China, we also fund certain credit drawdowns indirectly through funding arrangements with banks.
In the second half of 2018, we launched an open platform for transaction services business. We perform credit assessment on users applying for credit on our platform, following which we primarily refer users that meet our credit requirements to licensed institutional funding partners that participate on the platform. We receive commissions from the institutional funding partners for such referrals. For users that do not meet our credit requirements, we refer their applications to other financial service providers that participate on the platform. We typically charge such financial service providers for lead generation on a cost-per-click
basis. The financial service providers perform independent credit assessment for the transactions facilitated under our transaction services business, and we do not bear credit risk for the transactions. Furthermore, we do not incur material cost of operations in connection with the transaction services business. As such, an expansion of transaction services business would enhance our profit margin.
Product and Service Offerings
We offer (i) small cash and merchandise credit products under the loan book business and (ii) loan recommendation and referral services under the transaction services business. Our revenue and profitability are subject to the amount of transactions we facilitate, as well as the relative contribution in the amount of transactions facilitated under our various credit products and services. Under our loan book business, the amount of financing service fees per transaction is a function of the size and duration of credit products. Credit products of larger size and longer duration generally correspond to higher financing service fees. In addition, borrowers with strong credit profiles may be offered discounts as to financing service fees. In April 2017, we lowered the financing service fee levels for certain cash credit products to ensure that the annualized fee rates charged on all credit drawdowns do not exceed 36%. We may further lower the financing service fee levels in the future in response to customer characteristics, market demand, competition and regulations, which would impact our revenue and profitability. Under our transaction services business, we generate transaction services fee and other related income in connection with the loan recommendation and referral services we provide to financial service providers. Our ability to obtain favorable pricing terms for such services depends in part on our ability to create value for the financial service providers that participate on our open platform.
We launched Wanlimu, an online luxury fashion products platform, in March 2020. While we expect our new
e-commerce
business will enable us to capitalize on significant market opportunities, it also presents new challenges. The success of the Wanlimu platform will depend on, among other things, our abilities to understand consumer preferences and behavior, price merchandise competitively, acquire users cost-effectively and manage inventory risk.
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
User Engage Metrics
We regularly review a number of user engagement metrics, including the following metrics, to evaluate the level of user engagement, monitor the size of our user base, identify trends, formulate financial projections and make strategic decisions. We believe that these user engagement metrics are useful to investors because they are frequently used by analysts, investors and other interested parties to evaluate companies in our industry.
The following table sets forth our registered users, outstanding borrowers and cumulative number of borrowers as of the dates indicated:

	As of December 31,
	2017	2018	2019
	(in thousands)
Registered users	62,439	71,766	79,463
Outstanding borrowers	5,832	5,260	6,116
Cumulative number of borrowers	14,517	16,716	19,037
We define “registered users” as individuals who have registered with us.
We define “outstanding borrowers” as borrowers who have outstanding loans under either the loan book business or the transaction services business as of a specified date;
We define “cumulative number of borrowers” as borrowers who have drawn down credit under either the loan book business or the transaction services business since our inception in April 2014.
Transaction Volume Metrics
We regularly review a number of transaction volume metrics, including the following metrics, to monitor the size of our transaction volume, identify trends, formulate financial projections and make strategic decisions. We believe that these transaction volume metrics are useful to investors because they are frequently used by analysts, investors and other interested parties to evaluate companies in our industry.

The table below sets forth a breakdown for the amount of transactions we facilitated in the periods presented:

	Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
On-balance sheet transactions	78,473,736	37,036,366	22,760,427	3,269,331
Off-balance sheet transactions	10,469,933	20,904,603	38,080,279	5,469,890

Transactions under the loan book business	88,943,669	57,940,969	60,840,706	8,739,221

Transactions under the transaction services business	—	—	23,683,642	3,401,942

Total	88,943,669	57,940,969	84,524,348	12,141,163

We define “amount of transactions” as the aggregate principal amount of credit drawdowns that are provided to borrowers in the specified period, which are comprised of (i) credit drawdowns that are facilitated under our loan book business and (ii) credit drawdowns that are facilitated under our transaction services business.
The table below sets forth a breakdown for the outstanding principal of transactions we facilitated as of the dates presented:

	As December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
On-balance sheet transactions	9,150,048	9,652,127	9,286,416	1,333,910
Off-balance sheet transactions	2,035,913	9,353,242	13,254,755	1,903,926

Transactions under the loan book business	11,185,961	19,005,369	22,541,171	3,237,837

Transactions under the transaction services business	—	—	15,594,775	2,240,049

Total	11,185,961	19,005,369	38,135,946	5,477,886

Credit Performance Metrics
The credit performance of the transactions we facilitate under the loan book business directly affects our financial condition and results of operations. We regularly review a number of credit performance metrics, including the following metrics, to evaluate credit performance of our loan book business, identify trends, formulate financial projections and make strategic decisions. We believe that these credit performance metrics are useful to investors because they are frequently used by analysts, investors and other interested parties to evaluate companies in our industry.
If one payment for a credit drawdown facilitated by us is past due, the remaining payments that are not yet due are also considered past due for the purpose of evaluating the performance of the credit drawdown.
M1+ Delinquency Rate by Vintage
Based on our experience, credit drawdowns past due 1 to 30 calendar days would be largely recovered by collection, therefore our focus on credit performance are those transactions for which any installment payment was more than 30 calendar days (“M1+”) past due. We closely monitor the credit performance measured by the M1+ delinquency rates by vintage, which track the lifetime performance of the credit drawdowns originated in a certain vintage and vintage charge-off
rate.
The following chart displays M1+ delinquency rate by vintage. M1+ delinquency rate by vintage (with respect to on-
and
off-balance
sheet transactions facilitated under the loan book business during a specified time period) refers to the total outstanding principal balance of the transactions of a vintage for which any repayment is overdue for more than 30 days, divided by the total initial principal of the transactions facilitated in such vintage.

We experienced increases in M1+ delinquency rate by vintage over time. M1+ delinquency rate by vintage for transactions in the four quarters of 2018 was less than 3.3% through March 31, 2019. M1+ delinquency rate by vintage for transactions in the four quarters of 2019 reached 5.6% through March 31, 2020. Such increase was primarily due to longer loan tenures and higher risks in the credit market.
Vintage
Charge-off
Rate
The following charts display the vintage
charge-off
rate. Vintage
charge-off
(with respect to
on-
and
off-balance
sheet transactions facilitated under the loan book business during a specified time period) refers to the total outstanding principal balance of the transactions for which any repayment is overdue for more than 180 days during such period, divided by the total initial principal of the transactions facilitated in such vintage.

Outstanding Amounts Past Due
The following table provides the total balance of outstanding principal for on-balance
sheet transactions where the longest past due period of an installment payment was 1 to 30, 31 to 60, 61 to 90 and more than 90 calendar days as of the dates presented:

	Delinquent for
	1-30 calendar days	31-60 calendar days	61-90 calendar days	More than 90 calendar days	Total
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
As of
December 31, 2017	401,975	124,457	98,289	181,194	805,915	123,867
December 31, 2018	153,188	108,535	104,483	298,091	664,297	96,618
December 31, 2019	314,330	212,627	185,994	629,975	1,342,926	192,899
The following table provides the balance of outstanding financing service fees for on-balance
sheet transactions where the longest past due period of an installment payment was 1 to 30, 31 to 60 and 61 to 90 calendar days as of the dates presented
(1)
:

	Delinquent for
	1-30 calendar days	31-60 calendar days	61-90 calendar days	Total
	RMB	RMB	RMB	RMB	US$
	(in thousands)
As of
December 31, 2017	11,111	5,410	5,376	21,897	3,366
December 31, 2018	4,328	5,545	7,108	16,981	2,470
December 31, 2019	6,233	8,118	10,669	25,019	3,594

(1)	Financing service fees are reversed post 90 calendar days.
We actively service and collect principal and financing service fees that are past due. The following table sets forth the amount of principal and financing service fees for on-balance
sheet transactions that were recovered for the periods presented:

	Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Amount recovered past due payments for principal	361,354	500,936	461,822	66,337
Amount recovered past due payments for financing service fees	20,701	39,878	52,730	7,574
The following table sets forth the amount of loan principal and financing service fee receivables we charged off for the periods presented:

	Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Amount charged off	191,023	1,077,333	1,215,718	174,627

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
on-balance
sheet transactions during such period. The following table sets forth our provision ratio for the periods presented:

	Year Ended December 31,
	2017	2018	2019
Provision ratio	0.77%	3.09%	9.49%
We periodically adjust our allowance for loan principal and financing service fee receivables when we believe that the future collection of principal is unlikely. We base the allowance for loan principal and financing service fee receivables primarily on historical loss experience using a roll rate-based model applied to our principal and financing service fee receivables portfolios and, to a lesser extent, macroeconomic factors. We recognize any increase in allowance for loan principal and financing service fee receivables as provision for loan principal and financing service fee receivables for the relevant period. Our provision ratio increased from 3.09% in 2018 to 9.49% in 2019 primarily due to an increase in M1+ overdue loan principals.
M1+ Delinquency Coverage Ratio
We define “M1+ delinquency coverage ratio” as the balance of allowance for principal and financing service fee receivables at the end of a period, divided by the total balance of outstanding principal for on-balance
sheet transactions for which any installment payment was more than 30 calendar days past due as of the end of such period.

	As of December 31,
	2017	2018	2019
M1+ delinquency coverage ratio	1.3x	1.1x	1.5x
M1+ delinquency coverage ratio was above 1.1x as of December 31, 2017, 2018 and 2019, indicating that our allowance for principal and financing service fee receivables was adequate to cover delinquency balance.
Charge-Off
Ratio
We define
“charge-off
ratio” as the amount of loan principal receivables we charged off during a period, divided by the total amount of on-balance
sheet transactions during such period.

	Year Ended December 31,
	2017	2018	2019
	%
Charge-off ratio	0.24%	2.91%	5.34%
Components of Results of Operations
Revenues
Our total revenues comprise financing income, sales commission fee, sales income, penalty fees, loan facilitation income and other related income and transaction services fee and other related income. Our total revenues are presented net of VAT and related surcharges. Financing income represents financing service fees that we collect from borrowers for
on-balance
sheet transactions, which we have facilitated since inception in April 2014. Sales commission fee represents fee earned from merchandise suppliers in connection with merchandise credit products. Sales income represents the sales price of cars we sell to car buyers in connection with our budget auto financing products. Penalty fees represent fees we charge borrowers for late repayment. Loan facilitation income and other related income represent loan facilitation fees earned from certain institutional funding partners in connection with off-balance
sheet transactions, a type of funding arrangement that started in September 2016. For more information, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Critical Accounting Policies — Revenue Recognition.” Transaction services fee and other related income represent commissions and fees earned from financial service providers in connection with our transaction services business. The following table sets forth the breakdown of our total revenues, both in absolute amount and as a percentage of our total revenues, for the periods presented:

	Year Ended December 31,
	2017		2018		2019
	RMB	% of total revenues	RMB	% of total revenues	RMB	US$	% of total revenues
	(in thousands, except for percentages)
Revenues
Financing income	3,642,184	76.3	3,535,276	46.0	3,510,055	504,188	39.7
Sales commission fee	797,167	16.7	307,492	4.0	356,812	51,253	4.0
Sales income	26,083	0.5	2,174,789	28.3	431,946	62,045	4.9
Penalty fees	7,922	0.2	28,013	0.4	44,354	6,371	0.5
Loan facilitation income and other related income	302,009	6.3	1,646,773	21.3	2,297,413	330,003	26.0
Transaction services fee and other related income	—	—	—	—	2,199,464	315,933	24.9

Total revenues	4,775,365	100.0	7,692,343	100.0	8,840,044	1,269,793	100.0

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
Sales Commission Fee
Sales commission fee represents fee earned from merchandise suppliers when borrowers purchase their merchandise on the Qudian marketplace and comprise (i) the difference between the retail prices of the merchandise sold to borrowers and the prices of the merchandise that we pay to the merchandise suppliers and (ii) rebates earned from merchandise suppliers.
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
Loan Facilitation Income and Other Related Income
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
Transaction Services Fee and Other Related Income
Transaction services fee and other related income represent commissions and fees earned from financial service providers in connection with our transaction services business. Revenues from transaction services are recognized when we match borrower with the financial service provider and the funds are transferred to the borrower. Additionally, revenues from post-origination services are recognized evenly over the term of the loans as the services are performed.
Cost of Revenues and Operating Expenses
Our cost of revenues and operating expenses consist of cost of revenues, sales and marketing expenses, general and administrative expenses, research and development expenses, changes in guarantee liabilities, changes in risk assurance liabilities and provision for receivables and other assets. The following table sets forth our cost of revenues and operating expenses, both in absolute amount and as a percentage of our total revenues, for the periods presented:

	Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues and operating expenses:
Cost of revenues	880,846	18.4	2,735,428	35.6	901,788	129,534	10.2
Sales and marketing	431,749	9.0	540,551	7.0	280,616	40,308	3.2
General and administrative	183,674	3.8	255,867	3.3	286,059	41,090	3.2
Research and development	153,258	3.2	199,560	2.6	204,781	29,415	2.3
Changes in guarantee liabilities and risk assurance liabilities	150,152	3.1	116,593	1.5	1,143,427	164,242	12.9
Provision for receivables and other assets	605,164	12.9	1,178,723	15.3	2,283,126	327,951	25.8

Total	2,404,843	50.4	5,026,722	65.3	5,099,797	732,540	57.6

The following table sets forth our cost of revenues and operating expenses paid to related parties for the periods presented:

	Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues and operating expenses paid to related parties:
Cost of revenues (1)	221,009	147,611	—	—
Sales and marketing (2)	238,115	32,542	—	—

Total	459,124	180,153	—	—

(1)	Primarily includes (i) payment processing and settlement fees to Alipay, (ii) fees related to credit analysis information provided by Zhima Credit, (iii) fees related to cloud computing services provided by Alibaba Cloud Computing and (iv) interest expenses of borrowings from Guosheng Financial Holding Inc. and Guosheng Securities Asset Management Co., Ltd. in connection with their investments in several trusts.
(2)	Includes borrower engagement fees to Alipay.
Alipay, Zhima Credit and Alibaba Cloud Computing ceased to be our related parties in December 2018.
No general and administrative or research and development expenses were paid to related parties during the periods presented.
Cost of Revenues
Our cost of revenues represent cost of goods sold, which primarily consists of cost of cars we purchase, and cost of other revenues, which includes interest expense of borrowings, which are fees paid or payable to institutional funding partners, and other lending related costs, which include payment processing and settlement fees, including those paid to Alipay. The following table sets forth components of our cost of revenues, both in absolute amount and as a percentage of our total revenues, for the periods presented:

	Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues:
Cost of goods sold	23,895	0.5	2,003,642	26.1	366,015	52,575	4.1
Cost of other revenues	856,951	17.9	731,786	9.5	535,773	76,959	6.1

Total	880,846	18.4	2,735,428	35.6	901,787	129,534	10.2

Interest expenses of borrowings depend on the institutional funding partners which we work with to fund the transactions we facilitate. Historically, we typically group credit drawdowns into portfolios and transfer them to institutional funding partners. Such institutional funding partners then provide us with funding for the credit drawdowns transferred, which are recorded as short-term borrowings and long-term borrowings on our consolidated balance sheet. After collecting principals and financing service fees from borrowers, we remit to these institutional funding partners all principals and fees payable. If borrowers default on their payment obligations, we are generally obligated to repay these institutional funding partners all or a percentage of principals and fees payable in respect of credit drawdowns funded by them. We have ceased transferring credit drawdowns to P2P platforms in April 2017. We recognize fees paid to such institutional funding partners as interest expenses of borrowing in our cost of revenues. Starting in December 2016, we also collaborate with trust companies to enable certain institutional funding partners to provide funding to borrowers through trusts. Such trust arrangements provide a specified rate of return to the institutional funding partners. The amount accrued that reflects such
pre-agreed
rate of return payable to the institutional funding partners is also recognized as interest expenses of borrowings. Fee rates vary among institutional funding partners. As of December 31, 2019, the weighted average interest rate for the outstanding borrowings was approximately 8.42%. The interests payable to institutional funding partners are lower than financing service fees we collect from borrowers on the credit drawdowns transferred. Certain institutional funding partners provide funds directly to borrowers for credit that we facilitate, and we do not recognize interest expenses of borrowings relating to such credit drawdowns. In addition, when utilizing our own capital to fund credit, we also do not incur interest expenses of borrowings.
Sales and Marketing
Sales and marketing expenses include expenses for our core online consumer finance business and consist primarily of expenses related to borrower engagement and retention, salaries, benefits and share-based compensation related to our sales and marketing staff.
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
Changes in Guarantee Liabilities and Risk Assurance Liabilities
At the inception of each
off-balance
sheet transaction, we record the fair value of (i) guarantee liabilities, which represent the present value of our expected payout based on the estimated delinquency rate and the applicable discount rate for time value; or (ii) risk assurance liabilities, which considers the premium required by a third-party market participant to issue the same risk assurance in a standalone transaction, as applicable. The contingent loss rising from risk assurance liabilities is recognized when borrower default is probable, and the amount of loss is estimable. The service fees payable to us, net of guarantee liabilities and risk assurance liabilities which were deducted from the consideration in connection with such transaction, are recognized as loan facilitation income and other related income. Increases in the amount of guarantee liabilities and risk assurance liabilities are recognized as changes in guarantee liabilities and risk assurance liabilities in our results of operations. We started to facilitate such transactions in September 2016 and recognized RMB150.2 million, RMB116.6 million and RMB940.0 million (US$135.0 million) of changes in guarantee liabilities in 2017, 2018 and 2019, respectively. We recognized nil, nil and RMB203.5 million (US$29.2 million) of changes in risk assurance liabilities in 2017, 2018 and 2019.
Provision for Receivables and Other Assets
We periodically adjust our allowance for loan principal and financing service fee receivables when we believe that the future collection of principal is unlikely. We base this allowance primarily on historical loss experience using a roll rate-based model applied to our principal and financing service fees receivables portfolios and, to a lesser extent, macroeconomic factors. The allowance for finance lease receivables is calculated based on historical loss experience using probability of default and loss given default methods. We stratify probability of default and loss given default by the recovered rate under different scenarios (i.e. cash collection, repossessing the leased vehicle or non-recovery),
and calculates allowance balance by timing exposure at default under each scenario. For information regarding our accounting policy related to allowance for receivables, see “— Critical

Accounting Policies — Loan Principal and Financing Service Fee Receivables” and “— Critical Accounting Policies — Finance lease receivables.” We periodically adjust our allowance for other receivables when we believe that the future collection of receivables from merchandise suppliers is unlikely. Each merchandise supplier is obligated to refund us the amount we have paid, if the relevant borrower returns previously purchased merchandise in accordance with the product return policies of the Qudian marketplace. We recognize any increase in allowance for loan principal, financing service fee receivables and other receivables as provision for receivables for the relevant period.
The following table sets forth the provision for receivables and other assets, both in an absolute amount and as a percentage of total revenues, for the periods presented.

	Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Provision for receivables and other assets	605,164	12.7	1,178,723	15.3	2,283,126	327,951	25.8
Share-based Compensation
The following table sets forth the effect of share-based compensation expenses on our operating expenses line items, both in an absolute amount and as a percentage of total revenues, for the periods presented.

	Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Sales and marketing	1,891	0.0	5,641	0.1	4,482	644	0.1
General and administrative	42,849	0.9	38,587	0.5	74,312	10,674	0.8
Research and development	19,316	0.4	13,753	0.2	8,505	1,222	0.1

Total	64,056	1.3	57,981	0.8	87,299	12,540	1.0

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
China
Generally, our subsidiary and consolidated VIEs in China are subject to enterprise income tax on their taxable income in China at a rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. Our subsidiaries in Ganzhou are entitled to preferential tax rate of 15%. Xinjiang Qudian Technology Co., Ltd. is a company established in a special economic development zone and is therefore entitled to an exemption from income tax from January 1, 2017 to December 31, 2020. Xiamen Qudian was qualified as a High and New Technology Enterprise and was subject to a preferential statutory tax rate of 15% in 2019.
We are subject to VAT at a rate of 6% on the services we provide to borrowers, less any deductible VAT we have already paid or borne. Historically, we were subject to VAT at a rate of 13% on the budget auto financing services we provide to borrowers. We are also subject to surcharges on VAT payments in accordance with PRC law.
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
Revenue Recognition
Borrowers can withdraw cash or purchase products (e.g. personal consumer electronics) up to their approved credit limit and elect the installment repayment period, mainly ranging from one to 18 installments repayment period through our online website and application (collectively “financing platform”) or via borrowers’ specified digital accounts. We charge financing service fees for facilitating the financing and managing the financing platform. The financing service fees are recorded as financing income in the consolidated statement of comprehensive income in accordance with ASC 310 using the effective interest method.
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
We launched Dabai Auto, our budget auto financing products, in November 2017, and we started to wind down the Dabai Auto business in the second quarter of 2019 to focus on our core consumer finance business. We purchase cars from car dealers and leases them to car buyers. Each car buyer is required to make a down payment and pay installments throughout the term of the lease. The lease agreements include lease payments that are largely fixed, do not contain residual value guarantees or variable lease payments. The lease terms are based on the non-cancellable term of the lease and the buyer may have options to terminate the lease in advance when meets certain conditions. The buyer obtains control of the car when the buyer physically possesses the car and when we receive cash consideration for the car from the buyer. A lease arrangement that transfers substantially all of the benefits and risks incident to the ownership of property and that give rise to a dealer’s profit or loss is classified as a sales-type lease. For sales-type leases, when collectability is probable at lease commencement, we derecognize the underlying asset and recognize the net investment in the lease which is the sum of the lease receivable and the unguaranteed residual asset and recognizes in net income any selling profit or loss. Initial direct costs are expensed, at the commencement date, if the fair value of the underlying asset is different from its carrying amount. Interest income is recognized in financing income over the lease term using the interest method. We sell vehicles to buyers and provide loan facilitation services to funding partners who provide financing to the vehicle buyers. The buyer obtains control of the vehicle when the borrower physically possesses the vehicle and when we receive cash consideration for the vehicle from the buyer. We will receive recurring service fees from the financial institution for our loan facilitation services and post-origination services throughout the term of the loan. In addition, we provide a guarantee on the principal and accrued interest repayments of the defaulted loans to the financial institution. For vehicle sales, we determine the buyer to be our customer. The transaction price for the vehicle sale is the amount of consideration we receive from the buyer for the sale of the vehicle, net of value-added tax. We are the principal in the vehicle sale transaction and sales income is recognized on a gross basis when the title of the vehicle is transferred to the buyer. For the loan facilitation services, we determine both the funding partners and the buyer to be its customers. We consider the loan facilitation service, post-origination services and guarantee service as separate services, of which the guarantee service and the post origination service is accounted for in accordance with ASC 815 and ASC 860, respectively. The transaction price is the amount of consideration to which we expect to be entitled in exchange for transferring the promised services to the customer, net of value-added tax. The transaction price of loan facilitation services includes variable service fees which are contingent on the borrower making timely repayments. Variable consideration is estimated using the expected value method based on historical default rate, current and forecasted repayment trends and is limited to the amount of variable consideration that is probable not to be reversed in future periods. As a result, the estimation of variable consideration involves significant judgment. We make the assessment of whether the estimate of variable consideration is constrained. Any subsequent changes in the transaction price will be allocated to the performance obligations on the same basis as at contract inception. We first allocate the transaction price to the guarantee liabilities at fair value in accordance with ASC 815. The remaining transaction price is then allocated to the loan facilitation services and post-origination services on a relative standalone selling price basis. We do not have observable price for the loan facilitation services and post-origination services because the services are not provided separately. As a result, the estimation of standalone selling price involves significant judgment. We estimate the standalone selling price of the loan facilitation and post-origination services using the expected cost plus a margin approach. Revenues from loan facilitation services are recognized when we provide loan facilitation services to the institutional funding partners and the buyer. Additionally, revenues from post-origination services are recognized evenly over the term of the loans as the services are performed.
Since September 2016, we have entered into credit facilitation arrangement with several financial institutions. We: (i) match borrowers with the funding partners which directly fund the credit drawdowns to the borrowers and (ii) provide post-origination services, such as short messaging reminder services throughout the term of the loans. For each successful match, we receive a recurring service fee throughout the term of the loans. When borrowers make installment repayments directly to the funding partners, the funding partners will then remit the recurring service fees to us on a periodic basis. In addition, we provide a guarantee on the principal and accrued interest repayments of the defaulted loans to the institutional funding partners. We consider the loan facilitation service, post-origination services and guarantee service as separate services, of which the guarantee service and the post origination service is accounted for in accordance with ASC 815,
Derivatives and Hedging
, ASC 460,
Guarantees
,
and ASC 860,
Transfers and servicing of financial assets,
respectively.
The transaction price is the amount of consideration to which we expect to be entitled in exchange for transferring the promised services to the customer, net of value-added tax. The transaction price of loan facilitation income and transaction services fees includes variable consideration which is contingent on the borrower making timely repayments. The amount of variable consideration is limited to the amount that is probable not to be reversed in future periods. Our management estimated the variable consideration using the expected value method, based on historical defaults, current and forecasted borrower repayment trends and assessed whether variable consideration should be constrained. Any subsequent changes in the transaction price will be allocated to the performance obligations on the same basis as at contract inception.
We first allocate the transaction price to the guarantee liabilities or risk assurance liabilities. The remaining transaction price is then allocated to the loan facilitation services and post-origination services on a relative standalone selling price basis. We do not have observable price for the loan facilitation services and post-origination services because the services are not provided separately. As a result, the estimation of standalone selling price involves significant judgment. We estimate the stand-alone selling price of the loan facilitation and post-origination services using the expected cost plus a margin approach. Revenues from loan facilitation services are recognized when we match borrowers with the funding partners and the funds are provided to the borrower. Additionally, revenues from post-origination services are recognized evenly over the term of the loans as the services are performed.
In the fourth quarter of 2018, we launched the transaction services business, whereby we offer loan recommendation and referral services to certain funding partners and assume no credit risk. We refer borrowers to the funding partners which directly fund the credit drawdowns to the borrowers and provides post-origination services, such as short messaging reminder services throughout the term of the loans. For each successful transaction, we typically receive a pre-agreed recurring service fee throughout the term of the loans. When borrowers make installment repayments directly to the funding partners, the funding partners will remit the recurring transaction services fees to us on a periodic basis.
The transaction services are considered to be the performance obligation in the arrangement. The transaction price is the amount of consideration to which we expect to be entitled to in exchange for transferring the promised service to the customer, net of value-added tax. The transaction price includes variable service fees which are contingent on the borrower making timely repayments to the funding partners. Variable consideration is estimated using the expected value method based on historical default rate, current and forecasted borrower repayment trends and is limited to the amount of variable consideration that is probable not to be reversed in future periods. We will update its estimate of the variable consideration at the end of each reporting period. The estimation of variable consideration (including the amount of variable consideration constrained) involves significant judgment. Revenues from transaction services are recognized when we successfully refer the borrower to the funding partner and the funding partner provides the funds to the borrower.
We charge borrowers and lessees penalty fee for late installment payments. The penalty fee is calculated based on the number of overdue days of unpaid outstanding balance of loan principals and lease receivables at the applicable late payment rate. The penalty fees is recognized on a cash basis, which coincides with the penalty fee being probable not to be reversed.

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
Allowance for Loan Principal and Financing Service Fee Receivables
We consider the loans to be homogenous as they are all unsecured consumer loans of similar principal amounts. The profiles of the borrowers are also similar i.e. age, credit histories and employment status. The profile of the borrowers are also similar, i.e., age, credit histories and employment status. Therefore, we apply a consistent credit risk management framework to the entire portfolio of loans in accordance with ASC
450-20,
Loss Contingencies
.
Allowance for loan principal and financing service fee receivables losses is calculated based on historical loss experience with the entire loan portfolio, using a roll rate-based model. The roll rate-based model stratifies the loan principal and financing service fee receivables by delinquency stages (i.e., current,
1-30
days past due, and
31-60
days past due, etc.) and projects forward in
one-month
increments using historical roll rates. In each month of the simulation, losses on the loan principal and financing service fee receivables types are captured, and the ending delinquency stratification serves as the beginning point of the next iteration. This process is repeated on a monthly rolling basis. The loss rate calculated for each delinquency stage is then applied to the respective loan principal and service fees balance. We adjust the allowance that is determined by the roll rate-based model for various qualitative factors. These factors may include gross-domestic product rates, per capita disposable income, consumer price indexes, regulatory impact and other considerations. Each of these macroeconomic factors are equally weighted, and a score is applied to each factor based on year-on-year
increases and decreases in that respective factor.
Loan principal and financing service fee receivables are charged off when a settlement is reached for an amount that is less than the outstanding balance or when we determined the balance is uncollectable. In general, we consider loan principal and financing service fee receivables meeting any of the following conditions as uncollectable and charged-off:
(i) death of the borrower; (ii) identification of fraud, and the fraud is officially reported to and filed with relevant law enforcement departments or (iii) loans are 180 days past due.
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
is not met. The guarantee liabilities are remeasured at each reporting period. The change in fair value of the guarantee liabilities is recorded as changes in guarantee liabilities in the consolidated statements of comprehensive (loss)/income. When we settle the guarantee liabilities through performance of the guarantee by making requisite payments on the respective defaulted loans, we record a corresponding deduction to the guarantee liabilities. Subsequent collection from the borrower through the financial institutions will be recognized as a reversal of deduction to guarantee liabilities.
Risk Assurance Liabilities
In April 2019, we and various institutional funding partners entered into contracts to provide risk assurance on the principal and accrued interest repayment of loans facilitated through the platform we operate. The risk assurance liability is exempted from being accounted for as a derivative in accordance with ASC
815-10-15-58.

The risk assurance liability consists of two components. Our obligation to stand ready to make delinquent payments over the term of the arrangement (the non-contingent
aspect) is accounted for in accordance with ASC 460. The contingent obligation relating to the contingent loss arising from the arrangement is accounted for in accordance with ASC 450, Contingencies. At inception, we recognize the risk assurance liability at fair value, which considers the premium required by a third-party market participant to issue the same risk assurance in a standalone transaction.
Subsequent to initial recognition, the
non-contingent
aspect of the risk assurance liability is reduced over the term of the arrangement as we are released from the stand ready obligation based on the borrower’s repayment of the loan principal. The contingent loss arising from the obligation to make future payments is recognized when borrower default is probable, and the amount of loss is estimable. The contingent loss is calculated based on the expected future payouts, adjusted for various qualitative factors. These factors may include gross-domestic product rates, per capita disposable income, consumer price indexes, regulatory impact and other considerations.
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
non-current
on the consolidated balance sheets.
We account for uncertainty in income taxes recognized in the consolidated financial statements by applying a two-step
process to determine the amount of the benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not
to be sustained, the tax position is then assessed to determine the amount of benefits to recognize in the consolidated financial statements. The amount of the benefits that may be recognized is the largest amount that is more-likely-than not to be realized upon ultimate settlement. Our estimated liability for unrecognized tax benefits which is included in the income tax payable in the consolidated balance sheets is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. We elect to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of comprehensive income. We did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses.
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
In December 2016, we granted 15,299,019 options to purchase our ordinary shares to certain of our employees and a third-party consultant pursuant to the 2016 Equity Incentive Plan to replace all awards under the 2015 Share Incentive Plan. On May 3, 2017, we granted 494,904 options to purchase our ordinary shares to certain of our employees pursuant to the 2016 Equity Incentive Plan. On August 17, 2017, we granted 200,000 options to purchase our ordinary shares to our independent director appointees and certain of our employees pursuant to the 2016 Equity Incentive Plan. On March 12, 2018, we granted 998,000 options under the 2016 Equity Incentive Plan. On October 1, 2018, we granted 20,000 options under the 2016 Equity Incentive Plan. On November 30, 2018, we granted 10,000 options to one independent non-executive
director under the 2016 Equity Incentive Plan. On December 20, 2018, we granted 2,608,000 options under the 2016 Equity Incentive Plan. On June 14, 2019, we granted 60,000 options under the 2016 Equity Incentive Plan. On September 22, 2019, we granted 1,992,500 options under the 2016 Equity Incentive Plan. On December 25, 2019, we granted 1,090,000 options under the 2016 Equity Incentive Plan. 25% of the options will vest upon each subsequent anniversary of the engagement date. Certain options previously granted were subsequently canceled.
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
For the years ended December 31, 2018 and 2019, we estimated the fair value of the options based on the quoted share price at grant date. Due to the options low exercise price, the various assumptions used in the binomial option pricing model will not have a material impact in the calculation of the fair value of the options. For the years ended December 31, 2016 and 2017, excluding the options containing market and service vesting conditions, we calculated the estimated fair value of the options on the respective grant dates using a binomial option pricing model with assistance from independent valuation firms, with the following assumptions:

	Year Ended December 31,
	2016	2017
Risk-free interest rate	2.47%	1.56%–2.33%
Volatility	49.8%–49.9%	50.9%–52.4%
Expected exercise multiple	2.2–2.8	2.2–2.8
Dividend yield	0%	0%
Expected term (in years)	10	10
Exercise price (RMB)	0.0	0.0
Fair value of share options (RMB)	25.89–26.04	81.94–94.22

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
The following table sets forth the fair value of options and ordinary shares estimated at the dates of option grants indicated below with the assistance from an independent valuation firm:

Date of Options Grant (1)	Options Granted	Exercise Price		Intrinsic Value		Fair Value of Option		Fair Value of Ordinary Shares		Discount for Lack of Marketability	Discount Rate	Type of Valuations
August 29, 2014	10,900,000	US$	0.00	US$	0.11	US$	0.11	US$	0.11	20.0%	25.5%	Retrospective
November 1, 2014	7,473,219	US$	0.00	US$	0.36	US$	0.36	US$	0.36	20.0%	25.0%	Retrospective
March 1, 2015	2,042,500	US$	0.00	US$	0.61	US$	0.61	US$	0.61	20.0%	24.5%	Retrospective
June 4, 2015	407,300	US$	0.00	US$	0.79	US$	0.79	US$	0.79	20.0%	23.0%	Retrospective
December 26, 2015	15,814,019	US$	0.00	US$	1.95	US$	1.95	US$	1.95	20.0%	21.0%	Retrospective
December 9, 2016	1,433,800	US$	0.00	US$	3.75	US$	3.75	US$	3.75	5.0%	20.5%	Retrospective
December 30, 2016	13,865,219	US$	0.00	US$	3.75	US$	3.75	US$	3.75	5.0%	20.5%	Retrospective
May 3, 2017	494,904	US$	0.00	US$	11.88	US$	11.88	US$	11.88	5.0%	20.0%	Retrospective
August 17, 2017	200,000	US$	0.00	US$	14.12	US$	14.12	US$	14.12	3.0%	20.0%	Retrospective

(1)	Include options that are issued close to the valuation dates indicated, and such options are valued at the nearest valuation date.
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

	Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Revenues:
Financing income	3,642,184	3,535,276	3,510,055	504,188
Sales commission fee	797,167	307,492	356,812	51,253
Sales income	26,083	2,174,789	431,946	62,045
Penalty fees	7,922	28,013	44,354	6,371
Loan facilitation income and other related income	302,010	1,646,773	2,297,413	330,003
Transaction services fee and other related income	—	—	2,199,464	315,933
Total revenues	4,775,366	7,692,343	8,840,044	1,269,793
Cost of revenues:
Cost of goods sold	(23,895)	(2,003,642)	(366,015)	(52,575)
Cost of other revenues	(856,951)	(731,786)	(535,773)	(76,959)

Total cost of revenues	(880,846)	(2,735,428)	(901,788)	(129,534)
Operating expenses:
Sales and marketing	(431,749)	(540,551)	(280,616)	(40,308)
General and administrative	(183,674)	(255,867)	(286,059)	(41,090)
Research and development	(153,258)	(199,560)	(204,781)	(29,415)
Changes in guarantee liabilities and risk assurance liabilities	(150,152)	(116,593)	(1,143,427)	(164,242)
Provision for receivables and other assets	(605,164)	(1,178,723)	(2,283,126)	(327,951)

Total operating expenses	(1,523,997)	(2,291,294)	(4,198,009)	(603,006)
Other operating income	50,703	23,748	108,508	15,586

Income from operations	2,421,226	2,689,369	3,848,755	552,839
Interest and investment income, net	4,211	35,740	20,872	2,998
Foreign exchange gain/(loss), net	(7,177)	(90,771)	6,635	953
Other income	2,108	15,231	24,583	3,531
Other expenses	(363)	(522)	(10,323)	(1,483)

Net income before income taxes	2,420,005	2,649,047	3,890,522	558,838
Income tax expenses	(255,546)	(157,731)	(626,234)	(89,953)

Net income	2,164,459	2,491,316	3,264,288	468,886

	Year Ended December 31,
	2017	2018	2019
	%
Revenues:
Financing income	76.3	46.0	39.7
Sales commission fee	16.7	4.0	4.0
Sales income	0.5	28.3	4.9
Penalty fees	0.2	0.4	0.5
Loan facilitation income and others	6.3	21.3	26.0
Transaction services fee and other related income	—	—	24.9

Total revenues	100.0	100.0	100.0
Cost of revenues and operating expenses:
Cost of goods sold	(0.5)	(26.1)	(4.1)
Cost of other revenues	(17.9)	(9.5)	(6.1)

Total cost of revenues	(18.4)	(35.6)	(10.2)
Operating expenses:
Sales and marketing	(9.0)	(7.0)	(3.2)
General and administrative	(3.8)	(3.3)	(3.2)
Research and development	(3.2)	(2.6)	(2.3)
Changes in guarantee liabilities and risk assurance liabilities	(3.1)	(1.5)	(12.9)
Provision for receivables and other assets	(12.9)	(15.3)	(25.8)

Total operating expenses	(31.9)	(29.8)	(47.5)
Other operating income	1.1	0.3	1.2

Income from operations	50.7	35.0	43.5
Interest and investment income, net	0.1	0.5	0.2
Foreign exchange gain/(loss), net	(0.2)	(1.2)	0.1
Other income	0.0	0.2	0.3
Other expenses	(0.0)	(0.0)	(0.1)

Net income before income taxes	50.7	34.5	44.0
Income tax expenses	(5.4)	(2.1)	(7.1)

Net income	45.3	32.4	36.9

Comparison of Year Ended December 31, 2019 and Year Ended December 31, 2018
Total revenues.
Our total revenues in 2019 increased by 14.9% to RMB8,840.0 million (US$1,269.8 million) from RMB7,692.3 million in 2018, primarily due to the expansion of our open platform business. Financing income decreased by 0.7% from RMB3,535.3 million in 2018 to RMB3,510.1 million (US$504.2 million) in 2019 primarily due to a decrease in the amount of on-balance
sheet transactions. Loan facilitation income and others increased by 39.5% to RMB2,297.4 million (US$330.0 million) in 2019 from RMB1,646.8 million in 2018, as a result of an increase in the amount of off-balance
sheet transactions. We also recorded transaction services fee and other related income of RMB2,199.5 million (US$315.9 million) in 2019, as we ramped up our open platform initiative. Sales income decreased to RMB431.9 million (US$62.0 million) from RMB2,174.8 million for 2018 primarily due to the winding down of the Dabai Auto Business. Sales commission fee increased by 16.0% to RMB356.8 million (US$51.3 million) in 2019 from RMB307.5 million in 2018, as a result of an increase in the margins for the relevant merchandise.
Total cost of revenues and operating expenses.
Total cost of revenues and operating expenses increased by 1.5% to RMB5,099.8 million (US$732.5 million) in 2019 from RMB5,026.7 million in 2018.
•	Cost of revenues. Our cost of revenues decreased by 67.0% to RMB901.8 million (US$129.5 million) in 2019 from RMB2,735.4 million in 2018, primarily due to a decrease in costs incurred by the Dabai

Auto business and a decrease in funding costs associated with the on-balance sheet portion of our loan book business as a result of a decrease in on-balance sheet transactions.

•
Sales and marketing expenses
. Our sales and marketing expenses decreased by 48.1% to RMB280.6 million (US$40.3 million) in 2019 from RMB540.6 million in 2018. The decrease was primarily due to a decrease in sales and marketing expenses associated with our Dabai Auto business as we started winding down the business in the second quarter of 2019.

•
General and administrative expenses.
Our general and administrative expenses increased by 11.8% to RMB286.1 million (US$41.1 million) in 2019 from RMB255.9 million in 2018. The increase was primarily attributable to an increase in third-party professional service fee and an increase in share-based compensation expenses for general and administrative personnel.

•
Research and development expenses.
Our research and development expenses increased by 2.6% to RMB204.8 million (US$29.4 million) in 2019 from RMB199.6 million in 2018. The increase was primarily due to an increase in salaries and benefits expenses for research and development staff.

•
Changes in guarantee liabilities and risk assurance liabilities
. We recognized changes in guarantee liabilities and risk assurance liabilities of RMB1,143.4 million (US$164.2 million) in 2019, as compared to changes in guarantee liabilities and risk assurance liabilities of RMB116.6 million we recognized in 2018. The increase was primarily due to an increase in the amount of off-balance
sheet transactions that became overdue.

•
Provision for receivables and other assets.
Our provision for receivables and other assets increased by 93.7% to RMB2,283.1 million (US$328.0 million) in 2019 from RMB1,178.7 million in 2018. The increase was primarily due to an increase in the amount of on-balance
sheet transactions that became overdue.

Income from operations.
Our income from operations in 2019 was RMB3,848.8 million (US$552.8 million), representing a 43.1% increase from RMB2,689.4 million during the prior year.
Income tax expenses.
Our income tax expenses increased by 297.0% to RMB626.2 million (US$90.0 million) in 2019 from RMB157.8 million in 2018, primarily due to an increase in taxable income.
Net income.
Our net income increased by 31.0% to RMB3,264.3 million (US$468.9 million) in 2019 from RMB2,491.3 million in 2018. Net income attributable to the Company’s shareholders per diluted share was RMB10.9 (US$1.6), compared with RMB7.7 in the prior year.
Adjusted net income
. Our adjusted net income attributable to the Company’s shareholders, which excludes share-based compensation expenses, increased by 31.5% to RMB3,351.6 million (US$481.4 million) from RMB2,549.3 million in the prior year. Adjusted net income attributable to the Company’s shareholders per diluted share increased to RMB11.2 (US$1.6) from RMB7.9 in the prior year.
B.	Liquidity and Capital Resources

Our primary sources of liquidity have been cash provided by operating activities and funds provided by our investors, including through the issuance of equity securities and convertible debt securities, which have historically been sufficient to meet our working capital and substantially all of our capital expenditure requirements. In October 2017, we completed our initial public offering in which we issued and sold an aggregate of 35,625,000 ADSs, representing 35,625,000 Class A ordinary shares, resulting in net proceeds to us of approximately US$799.6 million.
In 2017, 2018 and 2019, we had net cash provided by operating activities of RMB2,797.8 million, RMB3,332.3 million and RMB5,503.4 million (US$790.5 million), respectively.

As of December 31, 2019, we had cash and cash equivalents of RMB2,860.9 million (US$410.9 million), as compared to cash and cash equivalents of RMB2,501.2 million as of December 31, 2018.
As of December 31, 2019, we had short-term amounts due from Alipay of RMB439.5 million (US$63.1 million), as compared to short-term amounts due from Alipay of RMB718.4 million as of December 31, 2018. These represent amounts deposited in our Alipay accounts, and are unrestricted as to withdrawal and use and readily available to us on demand.
In February and March 2019, Xiamen Qudian, our consolidated VIE, entered into two term loans with China Construction Bank with an aggregate principal amount of RMB195.0 million (US$28.0 million). Each term loan has a fixed interest rate of 3.915% per annum and a term of 12 months. As collateral for such borrowings, our subsidiary Qufenqi (HK) Limited deposited US$33.2 million in a bank account designated by China Construction Bank. We receive interest on such deposits at rates ranging from 3.279% to 3.292% per annum. We had fully repaid such borrowings as of March 31, 2020.
In July 2019, we issued US$345 million aggregate principal amount of convertible senior notes due 2026 (including full exercise of the initial purchasers’ option to purchase additional notes), raising US$334.2 million in net proceeds to us after deducting underwriting discounts and commissions and other offering expenses. In connection with the offering of the convertible senior notes, we entered into capped call transactions with the initial purchasers and/or their respective affiliates and used approximately US$28.2 million of the net proceeds of the offering to pay the cost of such transactions. The convertible notes bear interest at a rate of 1.00% per year, payable on July 1 and January 1 of each year, beginning on January 1, 2020. The convertible notes will mature on July 1, 2026, unless earlier redeemed, repurchased or converted in accordance with their terms. As of March 31, 2020, we have repurchased US$137.0 million aggregate principal amount of convertible notes, and the outstanding principal amount was US$208.0 million. The convertible notes may be converted into our ADSs, at the option of the holders, at an initial conversion rate of 106.2756 ADSs per US$1,000 principal amount of notes, or approximately 22,107,875 ADSs, assuming conversion at the initial conversion rate of the entire US$208.0 million aggregate principal amount outstanding as of March 31, 2020.
In November 2019, Xiamen Qudian, our consolidated VIE, entered into an eight-year term and revolving syndicated facility agreement with China Construction Bank and Bank of China, pursuant to which Xiamen Qudian is entitled to borrow a secured loan of RMB1,200 million to be used in connection with the construction in progress, which is guaranteed by Xinjiang Qudian Technology Co., Ltd. and Qufenqi (Ganzhou) Information Technology Co., Ltd. and collateralized by the land-use-right
with a carrying amount of RMB104 million (US$15 million) as of December 31, 2019. Outstanding borrowings will accrue interest at a rate equal to the loan prime rate of China plus 0.295%. Xiamen Qudian is required to comply with certain financial covenants, which had been met as of December, 31, 2019. As of December 31, 2019, the aggregate amount of unused lines of credit for such long-term loan was RMB1,200 million (US$172 million).
The following table sets forth our total assets, total liabilities and total net assets as of the dates indicated.

	As of December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Total assets	19,380,416	16,253,375	18,361,604	2,637,479
Total liabilities	9,840,049	5,432,762	6,437,552	924,696
Total net assets (1)	9,540,367	10,820,613	11,924,052	1,712,783

(1)	Defined as total assets minus total liabilities.

Our total net assets increased from RMB9,540.4 million as of December 31, 2017 to RMB10,820.6 million as of December 31, 2018, primarily as a result of net income of RMB2,491.3 million in 2018, which was partially offset by the repurchases of Class A ordinary shares of RMB1,410.2 million under the share repurchase program. Our total net assets further increased from RMB10,820.6 million as of December 31, 2018 to RMB11,924.1 million (US$1,712.8 million) as of December 31, 2019, primarily as a result of increase in net income of RMB3,264.3 million (US$468.9 million) in 2019, which was partially offset by the repurchases of Class A ordinary shares of RMB2,087.2 million (US$299.8 million) under the share repurchase program.
The table below sets forth certain balance sheet items related to cash and merchandise credit products. The increase in such line items since December 31, 2017 is in line with our business growth.

	As of December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Short-term loan principal and financing service fee receivables	8,758,545	8,417,821	7,894,697	1,134,002
Long-term loan principal and financing service fee receivables	—	665,653	424	61
Short-term borrowings and interest payables	7,979,415	3,860,441	1,049,570	150,761
Long-term borrowings and interest payables	510,024	413,400	—	—
We believe that the cash we received from our initial public offering, the issuance of convertible senior notes and the anticipated cash flows from operating activities will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Our Industry — We may need additional capital to pursue business objectives and respond to business opportunities, challenges or unforeseen circumstances, and financing may not be available on terms acceptable to us, or at all.”
Our ability to manage our working capital, including receivables and other assets and accrued expenses and other liabilities, may materially affect our financial condition and results of operations.
The following table sets forth a summary of our cash flows for the periods presented:

	Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash provided by operating activities	2,797,809	3,332,319	5,503,389	790,512
Net cash used in investing activities	(4,422,319)	(2,790,734)	(929,559)	(133,523)
Net cash (used in)/provided by financing activities	10,001,639	(6,727,839)	(3,372,335)	(484,406)
Cash and cash equivalents, and restricted cash at beginning of period	785,770	9,084,952	2,841,015	408,086
Cash and cash equivalents, and restricted cash at end of period	9,084,952	2,841,015	4,118,587	591,598

Operating Activities
Net cash provided by operating activities was RMB5,503.4 million (US$790.5 million) in 2019, primarily due to net income of RMB3,264.3 million (US$468.9 million), adjusted for (i) provision for receivables and other assets of RMB2,283.1 million (US$328.0 million), (ii) share-based compensation expenses of RMB87.3 million (US$12.5 million), (iii) interest expense of convertible senior notes of RMB23.9 million (US$3.4 million), and (iv) changes in working capital. Adjustment for changes in working capital primarily consisted of (i) an increase in risk assurance liabilities of RMB1,254.4 million (US$180.2 million) primarily due to an increase in the off-balance
sheet transaction for which we provide risk assurance, (ii) an increase in other current and non-current
liabilities of RMB439.7 million (US$63.2 million), (iii) a decrease in finance lease receivables of RMB330.2 million (US$47.4 million) primarily as a result of the winding-down of Dabai Auto business and (iv) a decrease in deferred tax assets and liabilities of RMB132.1 million (US$19.0 million), which was partially offset by (i) an increase in contract assets of RMB2,096.5 million (US$301.1 million) and (ii) an increase in other current and non-current
assets of RMB119.6 million (US$17.2 million).
Net cash provided by operating activities was RMB3,332.3 million in 2018, primarily due to net income of RMB2,491.3 million, adjusted for (i) provision for receivables of RMB1,178.7 million, (ii) share-based compensation expenses of RMB58.0 million, (iii) share of loss from equity method investment of RMB11.3 million, and (iv) changes in working capital. Adjustment for changes in working capital primarily consisted of (i) a decrease in financing service fee receivables of RMB112.1 million, which was primarily due to the decrease in amount of transactions we facilitated, (ii) an increase in guarantee liabilities of RMB255.6 million, which was primarily due to an increase in the amount of off-balance
sheet transactions and (iii) an increase in other current and non-current
liabilities of RMB262.7 million, which was primarily due to (i) an increase in tax payable of RMB127.0 million, (ii) an increase in accrued payroll of RMB10.4 million and (iii) an increase in payable to external service providers of RMB7.3 million, which was partially offset by (i) an increase in contract assets of RMB800.0 million, (ii) a decrease in interest payables of RMB62.5 million, which was primarily due to a decrease in borrowings from institutional funding partners, (iii) an increase in deferred tax assets of RMB128.0 million and (iv) an increase in other current and non-current
assets of RMB137.1 million, which was primarily due to (i) an increase in inventory of RMB128.0 million and (ii) an increase in receivables from service providers of RMB108.1 million, which was partially offset by a decrease in prepayments for vehicles of RMB110.1 million.
Net cash provided by operating activities was RMB2,797.8 million in 2017, primarily due to net income of RMB2,164.5 million, adjusted for (i) provision for receivables of RMB605.2 million, (ii) share-based compensation expenses of RMB64.1 million, (iii) share of loss from equity method investment of RMB20.7 million, and (iv) changes in working capital. Adjustment for changes in working capital primarily consisted of (i) an increase in interest payables of RMB121.4 million, which was primarily due to an increase in borrowings from institutional funding partners, (ii) an increase in guarantee liabilities of RMB165.6 million, which was primarily due to an increase in the amount of off-balance
sheet transactions and (iii) an increase in other current and non-current
liabilities of RMB144.7 million, which was primarily due to (i) an increase in tax payable of RMB107.8 million, (ii) an increase in accrued payroll of RMB65.6 million and (iii) a decrease in payable to external service providers of RMB28.8 million, which was partially offset by (i) an increase in financing service fee receivables of RMB79.0 million, which was primarily due to the increase in amount of transactions we facilitated, (ii) an increase in deferred tax assets of RMB97.7 million and (iii) an increase in other current and non-current
assets of RMB308.8 million, which was primarily due to (i) an increase in prepayments for cars of RMB141.1 million, (ii) an increase in prepayments for land use right and prepaid expenses of RMB59.8 million and (iii) an increase in guarantee deposits of RMB72.5 million.
Investing Activities
Net cash used in investing activities was RMB929.6 million (US$133.5 million) in 2019, which was attributable to (i) RMB22,760.4 million (US$3,269.3 million) in payments to originate loan principal,

(ii) RMB454.2 million (US$65.2 million) in purchases of short-term investments and (iii) RMB222.7 million (US$32.0 million) in purchases of long-term investments, which was partially offset by (i) RMB22,140.9 million (US$3,180.3 million) in proceeds from collection of loan principal and (ii) RMB457.8 million (US$65.8 million) in proceeds from redemption of short-term investments.
Net cash used in investing activities was RMB2,790.7 million in 2018, which was attributable to (i) RMB37,036.4 million in payments to originate loan principal, and (ii) RMB1,322.0 million in purchases of current assets held for lease, and (iii) RMB1,352.6 million in purchases of short-term investments, which was partially offset by (i) RMB35,184.8 million in proceeds from collection of loan principal and (ii) proceeds from redemption of short-term investments of RMB1,652.6 million.
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
Financing Activities
Net cash used in financing activities was RMB3,372.3 million (US$484.4 million) in 2019, which was primarily attributable to (i) repayments of borrowings of RMB5,402.4 million (US$776.0 million) and (ii) repurchase of ordinary shares of RMB2,087.2 million (US$299.8 million), which was partially offset by (i) proceeds from convertible senior notes net of issuance cost of RMB2,289.6 million (US$328.9 million) and (ii) proceeds from borrowings of RMB2,251.6 million (US$323.4 million).
Net cash used in financing activities was RMB6,727.8 million in 2018, which was primarily attributable to (i) repayments of borrowings of RMB8,025.9 million, (ii) repurchase of ordinary shares of RMB1,410.2 million, which was partially offset by (i) proceeds from borrowings of RMB2,644.7 million.
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
Capital Expenditures
We made capital expenditures of RMB11.3 million, RMB140.4 million and RMB76.4 million (US$11.0 million) in 2017, 2018 and 2019, respectively. In these periods, our capital expenditures were mainly used for purchases of equipment and intangible assets, land use rights and leasehold improvements. We will continue to make capital expenditures to meet the expected growth of our business.
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
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2019 that are reasonably likely to have a material effect on our total net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
E.	Off-Balance Sheet Arrangements
Since September 2016, we have entered into several arrangements with financial institutions that provides funding directly to borrowers for transactions that we facilitate. From April 2018 to the second quarter of 2019, we also entered into vehicle sales with guarantee arrangements with financial institutions that provides funding directly to car buyers. As of December 31, 2019, guarantee liabilities and risk assurance liabilities related to such arrangement were RMB1,517.8 million (US$218.0 million). As of December 31, 2019, the maximum potential undiscounted future payment we would be required to make was RMB14,139 million (US$2,031 million). See “Item 5. Operating and Financial Review and Prospects — A. Operating Results.”
F.	Tabular Disclosure of Contractual Obligations
The following table sets forth our operating lease commitments and long-term borrowings and interest payable as of December 31, 2019.

Payment due by period
	Total		Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	RMB	US$	RMB
(in thousands)
Operating lease commitments	47,141	6,771	23,907	23,234	—	—
Long-term borrowings and interest payable	—	—	—	—	—	—

Operating lease obligations represent leasing arrangements relating to the lease of our office premises.
Our capital commitments relate primarily to commitments in connection with our plan to build an office building and innovation center. Total capital commitments contracted but not yet reflected in the financial statements amounted to RMB1,156.3 million (US$166.1 million) as of December 31, 2019. All of the commitments relating to the construction will be settled in installments.
Our investment commitment relates to our equity method investee Ganzhou QuCampus Technology Co., Ltd (“Ganzhou QuCampus”). On October 17, 2016, we made a commitment to invest RMB190.0 million in cash for 45.9% of the equity interest in Ganzhou QuCampus which mainly operates computer services, advisory, and online merchandise services. As of December 31, 2019, we contributed RMB70 million (US$10.1 million) in Ganzhou QuCampus and held a 45.9% equity interest in Ganzhou QuCampus.
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Directors and Senior Management
Directors and Executive Officers
The following table sets forth information regarding our directors and executive officers as of March 31, 2020.

Name	Age	Position/Title
Min Luo	37	Chairman and Chief Executive Officer
Long Xu	37	Director
Yingming Li	42	Director
Shengwen Rong	52	Independent Director
Yifan Li	53	Independent Director
Rocky Ta-Chen Lee	47	Independent Director
Yan Gao	39	Vice President of Finance
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
Mr. Long Xu
has served as our director since November 2019. He joined our company in 2016 as the senior vice president. Mr. Xu has extensive management experience in start-up
companies. Before joining us, Mr. Xu cofounded Quwan.com from 2009 to 2015, a retail platform focusing on creative life products. From 2007 to 2009, Mr. Xu and Mr. Min Luo founded Jiyiri.com, a reminder service for anniversary through Internet and mobile communication technology. Between 2005 and 2007, Mr. Xu founded Beijing Time Film Network Technology Co., Ltd., which provides resource liaisons between enterprises and campus, and Mr. Xu served as the chief executive officer. Mr. Xu received his bachelor’s degree in resource environment and urban and rural planning from Peking University in 2005.
Mr. Yingming Li
has served as our director since December 2019. Currently he holds the position of director and deputy general manager of Guosheng Financial Holding in charge of investments and is the general manager of Shenzhen Guo Sheng Sea Before Investment Co., Limited. Mr. Li has rich experience in enterprise consultancy, valuation, investment banking and equity investments. Mr. Li graduated from Fudan University with a master degree in economics.

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
Mr. Yan Gao
has been our vice president of finance since March 2020 and has served as the financial director of our company since 2017. Prior to joining our company, Mr. Gao worked at PricewaterhouseCoopers from 2003 to 2016, where he rose to the position of senior manager. Mr. Gao received his master’s degree in Statistic from Dongbei University of Finance and Economic, and his bachelor’s degree in accounting from the Dongbei University of Finance and Economic.
The business address for all of our executive officers and directors is Tower A, AVIC Zijin Plaza, Siming District, Xiamen, Fujian Province 361000, the People’s Republic of China.
B.	Compensation
In 2019, we and our subsidiaries and consolidated VIEs paid aggregate cash compensation of approximately RMB13.0 million (US$1.9 million) to our directors and executive officers as a group. We did not pay any other cash compensation or benefits in kind to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and consolidated VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.

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
Granted Options
We have granted options to purchase our Class A ordinary shares to certain of our officers, directors, employees and a third-party consultant pursuant to the 2016 Equity Incentive Plan. Certain options previously granted were subsequently canceled. As of March 31, 2020, options to purchase 5,728,401 Class A ordinary shares remained unvested.
The table below summarizes, as of the date of this annual report, the options we have granted to our directors and executive officers.

Name	Position	Ordinary Shares Underlying Options Awarded	Option Exercise Price		Grant Date	Option Expiration Date
Lianzhu Lv (1)	Director	5,695,219	US$	0.0	December 30, 2016	December 8, 2026
		500,000	US$	0.0	December 20, 2018	December 20, 2028
		460,000	US$	0.0	September 22, 2019	September 22, 2029
		330,000	US$	0.0	December 25, 2019	December 25, 2029
Long Xu	Director	*	US$	0.0	February 23, 2016	February 23, 2026
		*	US$	0.0	December 20, 2018	December 20, 2028
		*	US$	0.0	September 22, 2019	September 22, 2029
		*	US$	0.0	December 25, 2019	December 25, 2029
Yifan Li	Independent director	*	US$	0.0	October 17, 2017	December 8, 2026
		*	US$	0.0	June 14, 2019	June 14, 2029
Rocky Ta-Chen Lee	Independent director	*	US$	0.0	October 17, 2017	December 8, 2026
		*	US$	0.0	June 14, 2019	June 14, 2029
Shengwen Rong	Independent director	*	US$	0.0	November 30, 2018	November 30, 2028
		*	US$	0.0	June 14, 2019	June 14, 2029
Yan Gao	Vice President of Finance	*	US$	0.0	May 3, 2017	May 3, 2027
		*	US$	0.0	March 12, 2018	March 12, 2028
		*	US$	0.0	December 20, 2018	December 20, 2028
		*	US$	0.0	September 22, 2019	September 22, 2029
		*	US$	0.0	December 25, 2019	December 25, 2029

*	Less than 1% of our outstanding shares, assuming conversion of our preferred shares into ordinary shares.

(1)	Mr. Lianzhu Lv ceased to be a director of our company in November 2019.

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
In April 2017, we directly issued 13,865,219 ordinary shares pursuant to our 2016 Equity Incentive Plan to Ark Trust in its capacity as trustee of the Equity Incentive Trust. As of March 31, 2020, 187,500 of such ordinary shares are underlying shares of unvested options, and such shares are deemed not outstanding. The trust deed provides that Ark Trust shall not exercise the voting rights attached to such ordinary shares unless otherwise directed by the plan administrator, which is our board of directors as of the date of this annual report, or its authorized representative.
C.	Board Practices

Our board of directors consists of six directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract or any proposed contract or arrangement in which he is interested, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, provided (a) such director has declared the nature of his interest at the meeting of the board at which the question of entering into the contract or arrangement is first considered if he knows his interest then exists, or in any other case at the first meeting of the board after he knows he is or has become so interested, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. None of our non-executive
directors has a service contract with us that provides for benefits upon termination of service.
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
Guosheng HK is a principal shareholder of our company. On April 25, 2020, Guosheng HK, its parent company Guosheng Financial Holding Inc. and Mr. Min Luo (solely in his capacity as our director and the chairman of our board of directors) entered into a deed of undertaking, or the deed. Pursuant to the deed, for a period of three years, Mr. Luo undertakes (i) not to remove the director designated by Guosheng HK and (ii) in the event such designee no longer serves our director, to nominate another designee of Guosheng HK to fill such vacancy and vote in favor of such nomination. Furthermore, for a period of three years, Mr. Luo undertakes to keep the number of directors designated by Guosheng HK equal to one sixth of the total number of directors of our company (rounded down the nearest whole number), provided that such number will in no event be less than one. Mr. Luo’s undertakings pursuant to the deed are subject to his duties and obligations as our director and the chairman of our board of directors. Currently, Mr. Yingming Li is the director designated by Guosheng HK. Guosheng HK is further described under “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”
Pursuant to the deed, Guosheng Financial Holdings Inc. agrees to use its reasonable commercial efforts to establish comprehensive business cooperation with our Company. The scope of such cooperation will include but not limited to: (i) financing for Wanlimu, our online luxury fashion products platform, (ii) introduction of foreign and domestic business partners to facilitate the development of Wanlimu, and (iii) introduction of institutional funding partners for our consumer credit business.
The undertakings by (i) Mr. Luo on the one hand and (ii) Guosheng Financial Holdings Inc. on the other hand are mutually conditioned upon the relevant counterparty’s compliance with its own undertakings under the deed.

D.	Employees
As of December 31, 2019, we had a total of 947 employees. The following table sets forth the breakdown of our employees as of December 31, 2019 by function:

Function	Number of Employees	% of Total
Risk management	163	17.2
Technology and product development	269	28.5
Finance	145	15.3
Operation management	107	11.3
General administrative and others	134	14.1
New businesses (1)	3	0.3
Sales and marketing (2)	52	5.5
Dabai Auto (3)	74	7.8

Total	947	100.0

(1)	The size of our new business team decreased from 103 as of December 31, 2018 to three as of December 31, 2019. The decrease was primarily due to changes in our new business projects.
(2)	The size of our sales and marketing team decreased from 159 as of December 31, 2018 to 52 as of December 31, 2019. The decrease was primarily due to the winding-down of our Dabai Auto business.
(3)	The size of our Dabai Auto team decreased from 184 as of December 31, 2018 to 74 as of December 31, 2019. The decrease was a result of the winding-down of our Dabai Auto business.
As of December 31, 2019, a majority of our employees were based in Xiamen in Fujian Province and Fuzhou in Jiangxi Province. The remainders of our employees were based in various other locations across China.
The number of our employees decreased from 1,154 as of December 31, 2018 to 947 as of December 31, 2019, primarily due to the winding-down of the Dabai Auto business.
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
The total number of ordinary shares outstanding as of March 31, 2020 was 253,719,036, comprising 190,227,864 Class A ordinary shares and 63,491,172 Class B ordinary shares, excluding (i) ordinary shares represented by the ADSs repurchased by the Company; (ii) ordinary shares underlying unvested options that are issued but deemed to be not outstanding and held by Ark Trust in its capacity as trustee of the Equity Incentive Trust or Deutsche Bank Trust Company Americas in its capacity as the depositary bank, (iii) ordinary shares issuable upon the exercise of outstanding share options and (iv) ordinary shares reserved for future issuance under our share incentive plans:

	Ordinary Shares Beneficially Owned
	Class A ordinary shares	Class B ordinary shares	Percentage of total ordinary shares	Percentage of aggregate voting power**
Directors and Executive Officers:
Min Luo (1)	—	63,491,172	25.0	76.9
Lianzhu Lv	*	—	*	*
Long Xu	*	—	*	*
Yingming Li	—	—	—	—
Shengwen Rong	*	—	*	*
Yifan Li	*	—	*	*
Rocky Ta-Chen Lee	*	—	*	*
Yan Gao	*	—	*	*
Directors and Executive Officers as a Group	2,813,580	63,491,172	26.1	77.3
Principal Shareholders
Qufenqi Holding Limited	—	63,491,172	25.0	76.9
Guosheng HK (2)	12,770,000	4,125,698	6.7	6.5

*	Beneficially owns less than 1% of our outstanding shares.
**	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.
(1)	Represents 63,491,172 Class B ordinary shares held by Qufenqi Holding Limited, a limited liability company established in the British Virgin Islands. Qufenqi Holding Limited is indirectly wholly owned by a trust of which Mr. Min Luo and his wife are the beneficiaries. Mr. Min Luo is our founder, chairman of the board and chief executive officer. The registered address of Qufenqi Holding Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands. Pursuant to a proxy and power of attorney dated April 25, 2020, or the Guosheng proxy, Qufenqi Holding Limited appointed Guosheng HK as its proxy and attorney-in-fact with respect to 4,125,698 Class B ordinary shares held by Qufenqi Holding Limited. The Guosheng proxy provides Guosheng HK with the power to exercise the voting rights relating to the 4,125,698 Class B ordinary shares. Guosheng HK is further described in footnote 2 below.
(2)	Represents (i) 12,770,000 Class A ordinary shares held by Guosheng HK and (ii) 4,125,698 Class B ordinary shares subject to the Guosheng proxy. The Guosheng proxy is further described in footnote 1 above. Information regarding beneficial ownership in Class A ordinary shares is reported as of December 31, 2019, based on the information contained in the Schedule 13G/A filed by Phoenix Entities on February 11, 2020. Guosheng HK is a limited liability company incorporated under the laws of Hong Kong and a subsidiary of Guosheng Financial Holding Inc., or Guosheng, a public company listed on the Shenzhen Stock Exchange. Based on Guosheng’s public filings, Mr. Li Du has control over Guosheng as of the date of this annual report. The registered address of Guosheng HK is Unit 606, 6th Floor, Alliance Building, 133 Connaught Road Central, Hong Kong. According to the relevant Schedule 13G/A filings made by the Phoenix Entities, Phoenix Auspicious Fintech Investment L.P. held 22,367,426 Class A ordinary shares as of December 31, 2018 and held no equity interest in our company as of December 31, 2019.
Source Code Accelerate L.P., which used to hold approximately 13.7% of our total ordinary shares as of March 31, 2018, has ceased to be a major shareholder of our company and held no equity interest in our company as of December 31, 2018, according to a Schedule 13G it filed on February 13, 2019.
According to the relevant Schedule 13G/A filings made by API (Hong Kong) Investment Limited held 37,720,709 Class A ordinary shares as of December 31, 2017 and held no equity interest in our company as of April 30, 2019.
Based on a Schedule 13G filed by on February 1, 2019, Kunlun Group Limited held 37,294,934 Class A ordinary shares as of December 31, 2018. Based on a Schedule 13G filed on February 13, 2018, Ever Bliss Fund, L.P. held 18,449,253 Class A ordinary shares as of December 31, 2017, and Joyful Bliss Limited held 1,930,098 Class A ordinary shares as of December 31, 2017. Ever Bliss Fund, L.P. and Joyful Bliss Limited are collectively referred to as Zhu Entities. Both Kunlun Group Limited and the Zhu Entities have ceased to be our principal shareholders.
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

We incurred RMB114.2 million and RMB58.8 million of payment processing and settlement fees to Alipay in 2017 and the period from January 1, 2018 to December 8, 2018, respectively.
We incurred RMB21.4 million and RMB9.3 million of fees related to credit analysis information provided by Zhima Credit in 2017 and the period from January 1, 2018 to December 8, 2018, respectively.
We incurred RMB16.0 million and nil of borrower engagement fees to Zhima Credit in 2017 and 2018, respectively. We incurred RMB222.1 million and RMB32.5 million of borrower engagement fees to Alipay in 2017 and the period from January 1, 2018 to December 8, 2018, respectively.
We incurred RMB23.2 million and RMB30.3 million of fees related to cloud computing services provided by Alibaba Cloud Computing Co., Ltd. in 2017 and the period from January 1, 2018 to December 8, 2018, respectively.
Amounts due from Alipay was RMB549.8 million as of December 31, 2017. These are amounts deposited in our Alipay accounts and are unrestricted as to withdrawal and use and readily available to us on demand. We use our Alipay accounts to disburse credit to and collect repayments from borrowers.
Amounts due to Zhima Credit was RMB3.1 million as of December 31, 2017. Such amounts represent fees related to credit analysis information and borrower engagement fees payable to Zhima Credit.
In August 2018, our agreement with Ant Financial relating to user engagement through Alipay’s dedicated channel for online third-party service providers expired and both parties have decided not to renew the agreement.
Transactions with Guosheng
Guosheng Financial Holding Inc. and Guosheng Securities Asset Management Co., Ltd. were controlled by a director of our Company before August 24, 2018. These entities invested in our trusts, and such investments were recognized as borrowings by us.
We incurred RMB56.7 million and RMB42.9 million of interest expenses to Guosheng Financial Holding Inc. in 2017 and the period from January 1, 2018 to August 24, 2018, respectively.
We incurred nil, RMB2.3 million and RMB5.2 million of interest expenses to Guosheng Securities Asset Management Co., Ltd. in 2016, 2017 and the period from January 1, 2018 to August 24, 2018, respectively.
Transactions with Certain Other Members of Our Key Management and Their Immediate Families
Besides our transactions with Guosheng, we have engaged in transactions with certain other members of our key management and their immediate families, none of whom are our executive officers or directors.
As of December 31, 2017, we had amounts due from our key management and their immediate families of RMB1.0 million, and nil as of December 31,2018 and 2019, respectively. Such amounts represented (i) principal and financing service fee receivables from certain of our key management and their immediate families who utilized our credit products and (ii) advances to certain of our key management in connection with our daily operations, such as use by the relevant employees to purchase domain names that were subsequently transferred to us.
Transactions with the Former Holdings Companies of Beijing Happy Time
As of December 31, 2015, we had amounts due to Qufenqi Inc., a former holding company of Beijing Happy Time, and Qufenqi (HK) Limited, a former holding company of Ganzhou Qufenqi, of RMB368.3 million and RMB1,092.3 million, respectively. Such amounts have been substantially settled. As of December 31, 2017, we had amounts due to Qufenqi Inc. of RMB0.9 million, and nil as of December 31, 2018 and 2019, respectively, which was interest free and payable on demand.
As of December 31, 2016, we had amounts due from Qufenqi Inc. of RMB180.0 million. Such amounts primarily consisted of a financing commitment from a shareholder to acquire equity interests in Qufenqi Inc., which has not been consummated. We have substantially settled such amounts in April 2017.
Contractual Arrangements with Our VIEs and Their Shareholders
PRC laws and regulations currently restrict foreign ownership and foreign investment in VATS in China. As a result, we operate our relevant business through contractual arrangements among Ganzhou Qufenqi, our wholly-owned PRC subsidiary, Beijing Happy Time, our consolidated VIE, and the shareholders of Beijing Happy Time. We established four new consolidated VIEs, Ganzhou Qudian, Hunan Qudian and Xiamen Qudianin 2017 and Xiamen Weipujia in 2018. Ganzhou Qufenqi has also entered into a series of contractual arrangements with the aforementioned four consolidated VIEs and its shareholders. In addition, we established a new consolidated VIE, Xiamen Qu Plus Plus in 2019 and control it through a series of contractual arrangements among Xiamen Youxiang, our wholly-owned PRC subsidiary, Xiamen Qu Plus Plus, and the shareholders of Xiamen Qu Plus Plus. For a description of these contractual arrangements, see “Item 4. Information on the Company — B. Business Overview — Overview — Our Contractual Arrangements with Consolidated VIEs and Their Shareholders.”
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
We and certain of our directors and officers were named as defendants in four putative securities class actions filed in the United States District Court for the Southern District of New York:
Ramnath v. Qudian Inc. et al
., Civil Action No.
1:17-cv-09741-RA
(S.D.N.Y.),
Maia v. Min Luo et al
., Civil Action No.
 1:17-cv-09796-RA
(S.D.N.Y.),
Foat v. Qudian Inc. et al
., Civil Action No.
1:17-cv-09875-RA
(S.D.N.Y.), and
Perez v. Qudian Inc. et al
., Civil Action No.
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

On September 27, 2019, the Court issued an Order (the “Order”) granting in part and denying in part our motion to dismiss the Second Amended Complaint. The Order granted the motion to dismiss with leave to amend the Second Amended Complaint with respect to certain of Plaintiffs’ allegations, and denied the motion to dismiss with respect to the launch of the Company’s Dabai Auto business. On October 17, 2019, Plaintiffs filed a stipulation confirming that they will not seek to amend the Second Amended Complaint.
On November 8, 2019, Plaintiffs filed a motion asking the court to reconsider the Order with respect to one of the dismissed allegations. On December 6, 2019, the Company filed an opposition to the motion for reconsideration. On December 20, Plaintiffs filed a reply in support of the motion for reconsideration. A decision on the motion is pending.
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
On January 24, 2020, Plaintiffs filed a motion to lift the stay and file an amended complaint. We filed an opposition to the motion on February 21, 2020, and Plaintiffs filed a reply on March 6, 2020. A decision on the motion is pending.
We and certain of our officers and directors were also named as defendants in a putative securities class action filed on January 22, 2020 in the United States District Court for the Southern District of New York, captioned
Bellingham v. Qudian Inc
., Case 1:20-cv-00577 (S.D.N.Y.) (the “Bellingham Action”). The Bellingham Action alleges violations of Sections 10(b) and 20(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder in connection with our FY19 financial guidance and certain related public statements. Pursuant to a joint stipulation and order entered by the Court on March 5, 2020, the parties will submit a proposed schedule for the Company to respond to the complaint in the Bellingham Action within 21 days after the Court appoints a Lead Plaintiff in the action. On April 7, 2020, the Court entered a stipulated order appointing Co-Lead Plaintiffs and Co-Lead Counsel. An initial conference is set for June 18, 2020.
For risks and uncertainties relating to the pending cases against us, please see “Item 3. Key Information — D. Risk Factors — Risks Related to Our ADSs — We have been named as a defendant in eight putative shareholder class action lawsuits that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.”

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
People’s Republic of China Taxation
In March 2007, the National People’s Congress of China enacted the Enterprise Income Tax Law, which became effective on January 1, 2008. The Enterprise Income Tax Law provides that enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The Implementing Rules of the Enterprise Income Tax Law, which took effect on January 1, 2008 and was last amended on April 23, 2019, further defines the term “de facto management body” as the management body that exercises substantial and overall management and control over the business, personnel, accounts and properties of an enterprise. While we do not currently consider our company or any of our overseas subsidiaries to be a PRC resident enterprise, there is a risk that the PRC tax authorities may deem our company or any of our overseas subsidiaries as a PRC resident enterprise since a substantial majority of the members of our management team as well as the management team of some of our overseas subsidiaries are located in China, in which case we or the overseas subsidiaries, as the case may be, would be subject to the PRC enterprise income tax at the rate of 25% on worldwide income. If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. One example is a 10% withholding tax would be imposed on dividends we pay to our non-PRC
enterprise shareholders and with respect to gains derived by our non-PRC
enterprise shareholders from transferring our shares or ADSs. It is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or ADSs would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.
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
In addition, notwithstanding the forgoing,
non-corporate
United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a passive foreign investment company (a “PFIC”) in the taxable year in which such dividends are paid or in the preceding taxable year. As discussed below under “—Passive Foreign Investment Company,” we believe that there is a significant risk that we will be classified as a PFIC for 2019, and we may be classified as a PFIC in future taxable years.
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
We consider ourselves as a service provider with the primary business purpose of focusing on our data technology. We aim to facilitate credit to borrowers that are funded by institutional funding partners rather than by using our own capital. As such, fees received from borrowers for on-balance
sheet transactions are recorded as financing income, while fees received from institutional funding partners in connection with off-balance
sheet transactions are recorded as loan facilitation income and other related income on our consolidated statements of operations. However, we have historically funded, and may continue to fund, credit drawdowns with our own capital. In such case, the fees received from borrowers may be treated as interest for purposes of the PFIC rules. Certain proposed Treasury regulations (upon which taxpayers may rely) provide that, if certain conditions are fulfilled, interest that is treated as derived in the active conduct of a financing business will not be treated as passive income for purposes of the PFIC rules. However, given the nature of our business and composition of our income overall, there is a significant risk that we will not qualify for this exception. Given the foregoing and based on the past and projected composition and classification of our income and assets, we believe that there is a significant risk that we will be classified as a PFIC for 2019, and we may be classified as a PFIC in future taxable years. However, there are uncertainties in the application of the PFIC rules to a company with our particular business operations, in particular related to the classification of our income as active or passive. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that our PFIC status may change due to changes in our asset or income composition. The calculation of the value of our assets will also be based, in part, on the quarterly market value of our ADSs, which is subject to change. Therefore, a decrease in the price of our ADSs may also result in our becoming a PFIC. If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares, you will be subject to special tax rules discussed below.
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
Foreign Exchange Risk
All of our revenues and substantially all of our expenses are denominated in Renminbi. The functional currency of our company, QD Technologies Limited and QD Data Limited is the U.S. dollar. The functional currency of our subsidiary in the PRC, the VIEs and the VIEs’ subsidiaries is the Renminbi. We use Renminbi as our reporting currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the statements of operations. Due to foreign currency translation adjustments, we had a foreign exchange gain, net, of RMB6.6 million (US$1.0 million) in 2019.
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

Inflation
Since inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2017, December 2018 and December 2019 were increases of 1.8%, 1.9% and 4.5%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.
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
Payments by Depositary
In 2019, excluding withholding tax, we received US$2.97 million cash payment from Deutsche Bank Trust Company Americas, the depositary bank for our ADR program.

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
As of December 31, 2019, we had used a portion of the net proceeds received from our initial public offering, which consisted of US$300.0 million for capital contribution to fund our Dabai Auto business and US$298.2 million to repurchase our outstanding ADSs, including commission paid to brokers.
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
or
15d-15(e)
promulgated under the Exchange Act, as of December 31, 2019. Based on that evaluation, our principal executive officer and principal accounting officer have concluded that our disclosure controls and procedures are effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the Commission.
Management’s Annual Report on Internal Control over Financial Reporting.
Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules
13a-15(f)
under the Exchange Act). Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2019. In making this assessment, it used the criteria established within the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that, as of December 31, 2019, our internal control over financial reporting was effective. Our independent registered public accounting firm, Ernst & Young Hua Ming LLP has audited the effectiveness of our internal control over financial reporting as of December 31, 2019, as stated in its report, which appears on page
F-
6 of this annual report on Form
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

	For the Year Ended December 31,
	2018	2019
	(In thousands of RMB)
Audit Fees (1)	13,000	17,630
Tax Fees (2)	550	555

Total	13,550	18,185

(1)	Audit fees include the aggregate fees billed in each of the fiscal period listed for professional services rendered by our independent public accountant for the audit and review of our financial statements and services related to our issuance of the convertible senior notes.
(2)	Tax fees include the aggregated fees billed in each of the fiscal periods listed for professional services rendered by our independent public accountant for tax compliance, tax advice and tax planning.
The policy of our audit committee or our board of directors is to pre-approve
all audit and
non-audit
services provided by our independent public accountant, including audit services, audit-related services and other services as described above. All of the services of Ernst & Young Hua Ming LLP for 2019 and 2018 described above were in accordance with the audit committee pre-approval
policy.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
None.
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
The following table sets forth information about our purchases of outstanding ADSs from November 21, 2017 to March 31, 2020:

Period	Total Number of ADSs Purchased	Average Price Paid per ADS (1)		Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs (2)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Program (2)
November 21, 2017 through November 30, 2017	2,474,836	US$	14.06	2,474,836	US$	265.2 million
December 2017	2,062,279	US$	13.92	2,062,279	US$	236.5 million
June 2018	8,958,483	US$	9.58	8,958,483	US$	150.7 million
August 2018	85,000	US$	6.00	85,000	US$	150.2 million
September 2018	9,781,767	US$	5.27	9,781,767	US$	98.6 million
October 2018	8,358,409	US$	4.68	8,358,409	US$	59.5 million
November 2018	1,702,700	US$	5.12	1,702,700	US$	50.8 million
December 2018	4,351,400	US$	5.34	4,351,400	US$	327.6 million
April 2019 (3)	18,173,885	US$	5.68	18,173,885	US$	224.4 million
August 2019	26,169,241	US$	7.45	26,169,241	US$	29.4 million
March 2020	513,990	US$	1.95	513,990	US$	499.0 million
Total	82,631,990	US$	6.92	82,631,990	US$	499.0 million

(1)	Each of our ADSs represents one Class A ordinary share. The average price per ADS is calculated using the execution price for each repurchase excluding commissions paid to brokers.
(2)	We announced a share repurchase program approved by our board of directors in November 2017, under which we may repurchase up to US$300 million worth of our outstanding ADSs over a period of twelve months. We further announced a share repurchase program in December 2018, under which we may repurchase up to US$300 million worth of our outstanding ADSs over a period of twelve months, in addition to any further repurchases that may be made under the program announced in November 2017. We further announced a share repurchase program in January 2020, under which we may repurchase up to US$500 million worth of our outstanding ADSs over a period of 30 months. The repurchases have been, and will be, through various means, including open market transactions, privately negotiated transactions, tender offers or any combination thereof. The repurchases have been, and will be, effected in compliance with Rule
10b5-1
under the Securities Exchange Act of 1934, as amended, and our insider trading policy. The number of ADSs repurchased and the timing of repurchases will depend on a number of factors, including, but not limited to, price, trading volume and general market conditions.
(3)	On April 29, 2019, we purchased all 18,173,885 of our Class A ordinary shares then held by Kunlun at a price of US$5.678 per share, or an aggregate consideration of US$103.2 million.
ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not Applicable.
ITEM 16G.	CORPORATE GOVERNANCE
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

2.4*	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

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

4.32
English translation of Equity Interest Pledge Agreement concerning Xiamen Qudian, among Ganzhou Qufenqi, Mr. Min Luo and Xiamen Qudian, dated June 20, 2017 (incorporated herein by reference to Exhibit 10.38 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.33
English translation of Power of Attorney Agreement concerning Xiamen Qudian, between Ganzhou Qufenqi and Mr. Min Luo, dated June 20, 2017 (incorporated herein by reference to Exhibit 10.39 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.34
English translation of Exclusive Business Cooperation Agreement between Ganzhou Qufenqi and Xiamen Qudian, dated June 20, 2017 (incorporated herein by reference to Exhibit 10.40 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.35
English translation of Exclusive Call Option Agreement concerning Xiamen Qudian, among Ganzhou Qufenqi, Mr. Min Luo and Xiamen Qudian, dated June 20, 2017 (incorporated herein by reference to Exhibit 10.41 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.36
Financial Support Undertaking Letter issued by the Registrant to Xiamen Qudian, dated June 20, 2017 (incorporated herein by reference to Exhibit 10.42 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.37*	English translation of Equity Interest Pledge Agreement concerning Xiamen Qu Plus Plus, among Xiamen Youxiang, Mr. Min Luo, Mr. Long Xu and Xiamen Qu Plus Plus, dated July 1, 2019.

4.38*	English translation of Power of Attorney Agreement concerning Xiamen Qu Plus Plus, between Mr. Min Luo and Xiamen Youxiang, dated July 1, 2019

4.39*	English translation of Power of Attorney Agreement concerning Xiamen Qu Plus Plus, between Mr. Long Xu and Xiamen Youxiang, dated July 1, 2019

4.40*	English translation of Exclusive Business Cooperation Agreement between Xiamen Youxiang and Xiamen Qu Plus Plus, dated July 1, 2019

4.41*	English translation of Exclusive Call Option Agreement concerning Xiamen Qu Plus Plus, among Xiamen Youxiang, Mr. Min Luo, Mr. Long Xu and Xiamen Qu Plus Plus, dated July 1, 2019

4.42*	Financial Support Undertaking Letter issued by the Registrant to Xiamen Qu Plus Plus, dated July 1, 2019

4.43*	Indenture, dated July 1, 2019, between the Registrant and Deutsche Bank Trust Company Americas, as Trustee, relating to the issuance of Registrant’s 1.00% Convertible Senior Notes due 2026

8.1*	List of Subsidiaries

11.1
Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Tian Yuan Law Firm

15.2*	Consent of Independent Registered Public Accounting Firm

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith

**	Furnished herewith

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QUDIAN INC.

By:	/s/ Min Luo
Name:	Min Luo
Title:	Chairman and Chief Executive Officer

Date: April 27, 2020

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Qudian Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Qudian Inc. (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 27, 2020 expressed an unqualified opinion thereon.
Adoption of New Accounting Standards
As discussed in Note 2 to the consolidated financial statements, the Company changed its method for accounting for leases in 2019 and changed its method for recognizing revenue in 2018 and 2019.
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
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for loan principal and financing service fee receivables

Description of the Matter
At December 31, 2019, the Company’s loan principal and finance service fee receivables and related allowance was RMB 9,424 million and RMB 1,529 million, respectively. As explained in Note 2 to the consolidated financial statements, the Company considers the loans to be homogeneous unsecured consumer loans of similar principal amounts. The allowance is calculated based on the Company’s historical loss experience with the entire loan portfolio, using a roll rate-based model and adjusted for various qualitative factors. These factors may include gross-domestic product rates, per capita disposable income, consumer price indexes, regulatory impact and other considerations.

Auditing management’s allowance for loan principal and financing service fee receivables was complex due to the highly judgmental nature of the qualitative factors used to adjust the allowance calculated using the roll-rate based model. Quantifying the impact of the selected qualitative factors on the allowance was also complex and highly judgmental. These qualitative factors require management to make significant judgments which could significantly affect the amount of the allowance for loan principal and financing service fee receivables.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s allowance for loan principal and financing service fee receivables. For example, we tested controls over management’s review of the allowance calculations, the significant assumptions and data inputs.

To test the Company’s allowance, we performed audit procedures that included, among others, evaluating the methodology used, management’s selection of qualitative factors and their impact on the allowance, including the underlying data used in the calculation. We assessed whether the selected qualitative factors were consistent with publicly available market information. We assessed the reasonableness of the loss rate used to calculate the Company’s allowance at December 31, 2019 by comparing management’s estimate to subsequent results. We also tested the completeness and accuracy of the underlying data used by the Company in the roll-rate based model and recalculated the allowance for loan principal financing service fee receivables.

Estimation of variable consideration for loan facilitation income, transaction services fees and other related income

Description of the Matter
For the year ended December 31, 2019, the Company recognized RMB 4,497 million revenue related to loan facilitation income, transaction services fees and other related income. As explained in Note 2 to the consolidated financial statements, the transaction price of loan facilitation income, transaction services fees and other related income includes variable consideration which is contingent on the borrower making timely repayments. The amount of variable consideration is limited to the amount that is probable not to be reversed in future periods. Management estimated the variable consideration using the expected value method, based on historical defaults, current and forecasted borrower repayment trends and assessed whether variable consideration should be constrained.

Auditing management’s estimation of variable consideration for loan
facilitation
income,
transaction services
fees and other related income
was complex due to the highly judgmental nature of the qualitative factors used in the expected value method and quantifying the impact of the selected qualitative factors on the variable consideration. The estimation of variable consideration is also affected by future market and economic conditions. These factors combined have a significant effect on the amount of the estimated variable consideration for loan
facilitation
income,
transaction services
fees and other related income
.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s estimation of variable consideration of loan facilitation income, transaction services fees and other related income. For example, we tested controls over management’s review of the variable consideration calculations, the significant assumptions and data inputs.

To test the Company’s estimation of variable consideration for loan facilitation income, transaction services fees and other related income, we performed audit procedures that included, among others, evaluating the methodology used, management’s selection of the qualitative factors and their impact on the amount of variable consideration included in the transaction price, including the underlying data used. We assessed whether the qualitative factors are consistent with publicly available market information. We performed a hindsight analysis to assess whether there was any significant reversal in the cumulative revenue that was recognized during the reporting period. We also tested the completeness and accuracy of the underlying data used by the Company to estimate the variable consideration and recalculated the amount required to be constrained.

Estimation of risk assurance liabilities

Description of the Matter
At December 31, 2019, the Company’s risk assurance liabilities totaled RMB 1,254 million. As explained in Note 2 to the consolidated financial statements, the Company provides risk assurance liabilities on the principal and accrued interest repayment of loans facilitated through the Company’s platform. The contingent loss arising from the obligation to make future payments is recognized when borrower default is probable and the amount of loss is estimable. The contingent loss is calculated based on the expected future payouts, adjusted for various qualitative factors. These factors may include gross-domestic product rates, per capita disposable income, consumer price indexes, regulatory impact and other considerations.

Auditing management’s estimation of risk assurance liabilities was complex due to the highly judgmental nature of the qualitative factors used in the measurement process and quantifying the impact of the selected qualitative factors on the risk assurance liabilities. These qualitative factors require management to make significant judg ments
which
could significantly affect
the amount of the estimation of risk
assurance liabilities.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s estimation of risk assurance liabilities. For example, we tested controls over management’s review of the risk assurance liabilities calculations, the significant assumptions and data inputs.

To test the Company’s estimation of risk assurance liabilities, we performed audit procedures that included, among others, evaluating the methodology used, management’s selection of the qualitative factors and their impact on the estimate. We assessed whether the selected qualitative factors are consistent with publicly available market information. We performed a hindsight analysis to assess whether there were significant differences between the estimated contingent loss amount of risk assurance liabilities and the historical payouts. We also tested the completeness and accuracy of the underlying data used by the Company to develop its estimate and recalculated the recorded amount.

/s/ Ernst & Young Hua Ming LLP
We have served as the Company’s auditor since 2016.
Shanghai, The People’s Republic of China
April 27, 2020

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Qudian Inc.
Opinion on Internal Control over Financial Reporting
We have audited Qudian Inc.’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Qudian Inc. (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2019 and 2018, the related consolidated statements of comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2019, and the related notes and our report dated April 27, 2020 expressed an unqualified opinion thereon.
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
/s/ Ernst & Young Hua Ming LLP
Shanghai, The People’s Republic of China
April 27, 2020

QUDIAN INC.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2018 AND 2019
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		As of December 31,
	Note s	2018	2019
		RMB	RMB	US$
ASSETS:
Current assets : (including amounts from the consolidated trusts of RMB 3,275,586,672 , and RMB 4,026,001,945 ( US$ 578,298,995 ) as of December 31, 2018 and 2019, respectively)
Cash and cash equivalents		2,501,188,374	2,860,938,368	410,948,084
Restricted cash	3	339,826,542	1,257,648,990	180,649,974
Time deposits		—	231,131,760	33,200,000
Short-term loan principal and financing service fee receivables (net of allowance of RMB 569,834,399 and RMB 1,528,818,175 (US$ 219,600,990 ) as of December 31, 2018 and 2019, respectively)	4	8,417,821,413	7,894,697,458	1,134,002,336
Short-term finance lease receivables (net of allowance of RMB 10,135,319 and RMB 24,749,828 (US$ 3,555,090 ) as of December 31, 2018 and 2019, respectively; i ncluding unearned revenue of RMB 31,533,522 and RMB 21,691,725 (US$ 3,115,821 ) as of December 31, 2018 and 2019, respectively)	5	508,646,618	398,255,871	57,205,877
Short-term contract asset s		903,436,469	2,741,914,258	393,851,340
Short-term amounts due from related parties	19	2,071	—	—
Other current assets (net of allowance of RMB 15,121,668 and RMB 27,259,988 (US$ 3,915,652 ) as of December 31, 2018 and 2019, respectively)	6	1,818,222,205	1,638,904,061	235,413,836

Total current assets		14,489,143,692	17,023,490,766	2,445,271,447

The accompanying notes are an integral part of these consolidated financial statements.

QUDIAN INC.
CONSOLIDATED BALANCE SHEETS - continued
AS OF DECEMBER 31, 2018 AND 2019
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		As of December 31,
	Note s	2018	2019
		RMB	RMB	US$
Non-current assets: (including amounts from the consolidated trusts of RMB 51,541,094 and RMB 423,585 (US$ 60,844) as of December 31, 2018 and 2019, respectively)
Long-term loan principal and financing service fee receivables (net of allowance of RMB 15,500,802 and RMB 34,726 (US$ 4,988 ) as of December 31, 2018 and 2019, respectively)	4	665,652,830	423,585	60,844
Long-term finance lease receivables (net of allowance of RMB 18,630,094 and RMB 15,183,208 (US$ 2,180,931 ) as of December 31, 2018 and 2019, respectively; including unearned revenue of RMB 163,062,580 and RMB 50,355,135 (US$ 7,233,063 ) as of December 31, 2018 and 2019, respectively)	5	649,242,797	239,696,597	34,430,262
Operating lease right-of-use assets		—	148,851,099	21,381,123
Investment in equity method investee	8	33,199,265	44,779,440	6,432,164
Long-term investments	9	—	223,157,973	32,054,637
Property and equipment, net		26,224,170	92,820,570	13,332,841
Intangible assets , net		7,263,548	6,803,258	977,227
Land use right		106,545,362	—	—
Long-term contract asset s		15,596,885	273,596,933	39,299,740
Deferred tax assets , net	1 6	243,412,814	290,284,829	41,696,807
Other non-current assets		17,093,439	17,698,520	2,542,233

Total non-current assets		1,764,231,110	1,338,112,804	192,207,878

TOTAL ASSETS		16,253,374,802	18,361,603,570	2,637,479,325

The accompanying notes are an integral part of these consolidated financial statements.
F-
9

QUDIAN INC.
CONSOLIDATED BALANCE SHEETS - continued
AS OF DECEMBER 31, 2018 AND 2019
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		As of December 31,
	Note s	2018	2019
		RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
(including amounts of the consolidated VIEs without recourse to the Company of RMB 5,045,698,262 and RMB 4,749,757,109 (US$ 682,259,920
)
as of December 31, 2018 and 2019, respectively)

Short-term borrowings and interest payables	10	3,860,440,575	1,049,570,333	150,761,345
Short-term lease liabilities	7	—	21,918,649	3,148,417
Accrued expenses and other current liabilities	11	507,486,437	718,265,702	103,172,412
Guarantee liabilities and risk assurance liabilities (including amounts of guarantee liabilities of RMB 302,604,578 and RMB 263,465,921 (US$ 37,844,512), risk assurance liabilities of RMB nil and RMB 1,254,361,399 (US$ 180,177,741) as of December 31, 2018 and 2019, respectively )	12	302,604,578	1,517,827,320	218,022,253
Income tax payable		348,829,956	589,739,224	84,710,739

Total current liabilities		5,019,361,546	3,897,321,228	559,815,166

The accompanying notes are an integral part of these consolidated financial statements.
F-
10

QUDIAN INC.
CONSOLIDATED BALANCE SHEETS - continued
AS OF DECEMBER 31, 2018 AND 2019
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		As of December 31,
	Note s	2018	2019
		RMB	RMB	US$
Non-current liabilities: (including amounts of the consolidated VIEs without recourse to the Company of RMB 413,400,000 and RMB 109,076,000 (US$ 15,667,787
)
as of December 31, 2018 and 2019, respectively)

Long-term borrowings and interest payables	10	413,400,000	—	—
Convertible senior notes	13	—	2,339,551,570	336,055,556
Deferred tax liabilities , net	16	—	178,984,764	25,709,553
Long-term lease liabilities	7	—	21,694,379	3,116,203

Total non-current liabilities		413,400,000	2,540,230,713	364,881,312

Total liabilities		5,432,761,546	6,437,551,941	924,696,478

The accompanying notes are an integral part of these consolidated financial statements.

QUDIAN INC.
CONSOLIDATED BALANCE SHEETS - continued
AS OF DECEMBER 31, 2018 AND 2019
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		As of December 31,
	Note s	2018	2019
		RMB	RMB	US$
Commitments and contingencies	21

Shareholders’ equity:
Class A Ordinary shares (US$ 0.0001 par value; 656,508,828 shares authorized, 243,425,092 shares issued and 232,952,916 shares outstanding, as of December 31, 2018; 656,508,828 shares authorized, 200,711,030 shares issued and 190,238,854 shares outstanding, as of December 31, 2019)	22	161,442	131,638	18,908
Class B Ordinary shares (US$ 0.0001 par value; 63,491,172 shares authorized, 63,491,172 shares issued and outstanding, as of December 31, 2018 and 2019)	22	43,836	43,836	6,297
Treasury shares	23	(362,130,324)	(362,130,324)	(52,016,766)
Additional paid-in capital		6,160,445,929	3,967,733,108	569,929,200
Accumulated other comprehensive loss		(44,858,239)	(12,965,166)	(1,862,330)
Retained earnings		5,066,950,612	8,331,238,537	1,196,707,538

Total shareholders’ equity		10,820,613,256	11,924,051,629	1,712,782,847

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		16,253,374,802	18,361,603,570	2,637,479,325

The accompanying notes are an integral part of these consolidated financial statements.

QUDIAN INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		For the years ended December 31,
	Note s	2017	2018	2019
		RMB	RMB	RMB	US$
Revenues:
Financing income (including related party amounts of RMB 4,551 , RMB nil and RMB nil (US$ nil ) for the years ended December 31 , 2017 , 2018 and 2019 , respectively)		3,642,183,767	3,535,275,780	3,510,054,957	504,187,849
Sales commission fee		797,167,074	307,492,444	356,811,512	51,252,767
Sales income		26,083,472	2,174,788,821	431,945,882	62,045,144
Penalty fee		7,922,387	28,012,630	44,354,000	6,371,053
Loan facilitation income and other related income		302,009,352	1,646,772,629	2,297,413,315	330,002,774
Transaction services fee and other related income		—	—	2,199,463,876	315,933,218

Total revenues		4,775,366,052	7,692,342,304	8,840,043,542	1,269,792,805

Cost of revenues:
Cost of goods sold		(23,895,186)	(2,003,642,524)	(366,014,556)	(52,574,701)
Cost of other revenues (including related party amounts of RMB 221,009,227 , RMB 147,610,831 and RMB nil (US$ nil ) for the years ended December 31 , 2017 , 2018 and 2019 , respectively)	14	(856,950,671)	(731,785,772)	(535,772,612)	(76,958,920)

Total cost of revenues		(880,845,857)	(2,735,428,296)	(901,787,168)	(129,533,621)

Operating expenses:
Sales and marketing (including related party amounts of RMB 238,114,969 , RMB 32,542,281 and RMB nil (US$ nil ) for the years ended December 31 , 2017 , 2018 and 2019 , respectively)		(431,749,549)	(540,550,282)	(280,615,518)	(40,307,897)
General and administrative		(183,673,832)	(255,867,298)	(286,059,239)	(41,089,839)
Research and development		(153,257,564)	(199,560,164)	(204,780,905)	(29,414,937)
Changes in guarantee liabilities and risk assurance liabilities (including changes in guarantee liabilities amounts of RMB 150,152,083 , RMB 116,592,666 and RMB 939,954,125 (US$ 135,015,962) , change in risk assurance liabilities amounts of RMB nil , RMB nil and RMB 203,473,526 (US$ 29,227,143) for the year ended December 31, 2017 , 2018 and 2019 , respectively )		(150,152,083)	(116,592,666)	(1,143,427,651)	(164,243,105)
Provision for receivables and other assets		(605,163,716)	(1,178,723,206)	(2,283,126,141)	(327,950,550)

Total operating expenses		(1,523,996,744)	(2,291,293,616)	(4,198,009,454)	(603,006,328)
Other operating income		50,702,352	23,747,754	108,508,163	15,586,222

Income from operations		2,421,225,803	2,689,368,146	3,848,755,083	552,839,078
Interest and investment income, net	15	4,210,903	35,740,334	20,871,782	2,998,043
Foreign exchange gain/( loss ) , net		(7,176,838)	(90,771,459)	6,635,208	953,088
Other income		2,107,933	15,231,215	24,583,469	3,531,194
Other expenses		(362,978)	(521,505)	(10,323,771)	(1,482,917)

Net income before income taxes		2,420,004,823	2,649,046,731	3,890,521,771	558,838,486
Income tax expenses	16	(255,546,003)	(157,730,518)	(626,233,846)	(89,952,864)

Net income		2,164,458,820	2,491,316,213	3,264,287,925	468,885,622

The accompanying notes are an integral part of these consolidated financial statements.

QUDIAN INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		For the years ended December 31,
	Note s	2017	2018	2019
		RMB	RMB	RMB	US$
Net income attributable to Qudian Inc.’s shareholders		2,164,458,820	2,491,316,213	3,264,287,925	468,885,622

Earnings per share for Class A and Class B ordinary shares:
Basic	17	17.13	7.82	11.72	1.68
Diluted	17	7.09	7.74	10.94	1.57
Earnings per ADS (1 Class A ordinary share equals 1 ADSs):
Basic	17	17.13	7.82	11.72	1.68
Diluted	17	7.09	7.74	10.94	1.57
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	17	126,390,196	318,685,836	278,531,382	278,531,382
Diluted	17	305,221,444	321,955,142	300,457,711	300,457,711
Other comprehensive income/(loss)
Foreign currency translation adjustment		(77,947,461)	33,089,222	31,893,073	4,581,153

Total comprehensive income		2,086,511,359	2,524,405,435	3,296,180,998	473,466,775

Total comprehensive income attributable to Qudian Inc.’s shareholders		2,086,511,359	2,524,405,435	3,296,180,998	473,466,775

The accompanying notes are an integral part of these consolidated financial statements.

QUDIAN INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	Class A and B Ordinary shares		Treasury shares	Additional paid-in capital	Accumulated other comprehensive loss/foreign currency translation adjustment	Retained earnings/ (accumulated deficit)	Total shareholders’ equity
	Number of Shares Outstanding	Amount
		RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2016	79,305,191	54,754	—	80,458,209	—	(3,510,901,749)	(3,430,388,786)
Issuance of ordinary shares
– Initial Public Offering (“IPO”)	35,625,000	23,601	—	5,297,362,243	—	—	5,297,385,844
Canceled Shares	(15,814,019)	(10,895)	—	—	—	—	(10,895)
Conversion of convertible preferred shares to ordinary shares	222,460,486	147,380	—	2,129,833,063	—	3,813,997,787	5,943,978,230
Repurchase of ordinary shares	(4,537,115)	—	(421,164,802)	—	—	—	(421,164,802)
Vesting of share options held by
Share Based Payment Trust	8,798,912	6,136	—	(6,136)	—	—	—
Share-based compensation (Note 20 )	—	—	—	64,055,851	—	—	64,055,851
Other comprehensive loss	—	—	—	—	(77,947,461)	—	(77,947,461)
Net income	—	—	—	—	—	2,164,458,820	2,164,458,820

Balance at December 31, 2017	325,838,455	220,976	(421,164,802)	7,571,703,230	(77,947,461)	2,467,554,858	9,540,366,801
Adjustments due to the adoption of Topic 606	—	—	—	—	—	108,079,541	108,079,541
Repurchase of ordinary shares	(33,237,759)	—	(1,410,222,466)	—	—	—	(1,410,222,466)
Canceled shares	—	(18,088)	1,469,256,944	(1,469,238,856)	—	—	—
Vesting of share options held by
Share Based Payment Trust	3,466,307	2,141	—	(2,141)	—	—	—
Exercise of share options	377,085	249	—	2,209	—	—	2,458
Share-based compensation (Note 20 )	—	—	—	57,981,487	—	—	57,981,487
Other comprehensive income	—	—	—	—	33,089,222	—	33,089,222
Net income	—	—	—	—	—	2,491,316,213	2,491,316,213

Balance at December 31, 2018	296,444,088	205,278	(362,130,324)	6,160,445,929	(44,858,239)	5,066,950,612	10,820,613,256
Repurchase of ordinary shares	(44,343,126)	—	(2,087,241,398)	—	—	—	(2,087,241,398)
Canceled shares	—	(30,918)	2,087,241,398	(2,087,210,480)	—	—	—
Vesting of share options held by
Share Based Payment Trust	1,037,500	702	—	(702)	—	—	—
Exercise of share options	591,564	412	—	3,910	—	—	4,322
Share-based compensation (Note 20 )	—	—	—	87,299,053	—	—	87,299,053
Purchase of capped call option	—	—	—	(192,804,602)	—	—	(192,804,602)
Other comprehensive income	—	—	—	—	31,893,073	—	31,893,073
Net income	—	—	—	—	—	3,264,287,925	3,264,287,925

Balance at December 31, 2019	253,730,026	175,474	(362,130,324)	3,967,733,108	(12,965,166)	8,331,238,537	11,924,051,629

The accompanying notes are an integral part of th
ese consolidated financial statements.

QUDIAN INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income	2,164,458,820	2,491,316,213	3,264,287,925	468,885,622
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for receivables and other assets	605,163,716	1,178,723,206	2,283,126,141	327,950,550
Depreciation and amortization	5,790,986	12,065,648	22,125,949	3,178,194
Amortization of lease right-of-use assets	—	—	24,077,418	3,458,505
Loss on disposal of property and equipment	—	137,268	278,718	40,035
Accrued interest of convertible senior notes	—	—	23,934,289	3,437,946
Amortization of deferred origination costs	100,598	—	—	—
Share-based compensation expense	64,055,851	57,981,487	87,299,053	12,539,724
Share of loss from equity method investment	20,676,273	11,319,279	3,419,825	491,227
Investment income of short-term investments	—	(10,117,286)	(3,584,153)	(514,831)
Foreign exchange (gain) / loss , net	7,176,838	90,771,459	(6,635,208)	(953,088)
Changes in operating assets and liabilities:
Financing service fee receivables	(78,970,874)	112,068,030	3,873,447	556,386
Finance lease receivables	—	—	330,214,661	47,432,368
Contract assets	—	(799,992,914)	(2,096,477,837)	(301,140,199)
Receivables from related parties	629,329	372,812	2,071	297
Deferred tax assets and liabilities	(97,672,912)	(127,952,203)	132,112,749	18,976,809
Other current and non-current assets	(308,848,775)	(137,098,248)	(119,570,060)	(17,175,165)
Interest payables	121,442,961	(62,457,896)	(73,479,202)	(10,554,627)
Payables to related parties	(16,496,440)	(3,108,873)	—	—
Guarantee liabilities	165,571,647	255,623,253	(39,138,657)	(5,621,916)
Risk assurance liabilities	—	—	1,254,361,399	180,177,741
Operating lease liabilities	—	—	(26,518,640)	(3,809,164)
Other current and non-current liabilities	144,730,768	262,667,592	439,679,436	63,155,998

Net cash provided by operating activities	2,797,808,786	3,332,318,827	5,503,389,324	790,512,412

Cash flows from investing activities:
Proceeds from redemption of short-term investments	1,285,350,000	1,662,675,701	457,817,239	65,761,331
Proceeds from collection of loan principal	73,958,650,963	35,184,841,574	22,140,852,309	3,180,334,441
Principal collection of finance lease receivables	70,773	222,069,392	—	—
Proceeds from collection of loan principal due from related parties	272,318	1,000,000	—	—
Proceeds from disposal of long-term assets	—	—	530,975	76,270
Purchases of short-term investments	(1,155,150,000)	(1,352,558,415)	(454,233,086)	(65,246,500)
Purchases of property and equipment, intangible assets and land use right	(11,298,011)	(140,387,756)	(76,389,281)	(10,972,634)
Purchases of long-term investments	—	—	(222,709,723)	(31,990,250)
Purchases of equity method investment	—	—	(15,000,000)	(2,154,615)
Payments to originate loan principal	(78,473,735,690)	(37,036,365,868)	(22,760,427,250)	(3,269,330,812)
Purchase of current assets held for lease	(26,479,085)	(1,332,008,977)	—	—

Net cash used in investing activities	(4,422,318,732)	(2,790,734,349)	(929,558,817)	(133,522,769)

The accompanying notes are an integral part of these consolidated financial statements.

QUDIAN INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Proceeds from issuance of ordinary shares	5,339,532,767	—	—	—
Proceeds from borrowings	15,989,866,179	2,644,659,751	2,251,563,000	323,416,789
Proceeds from convertible senior notes, net of issuance cost	—	—	2,289,629,341	328,884,677
Proceeds from related parties	850,500,000	513,847,929	—	—
Refund of guarantee deposits from Funding Partners	286,707,459	396,555,231	—	—
Proceeds from exercise of share options	—	2,458	4,322	621
Payments to related parties	(17,812,790)	(2,231,923)	—	—
Repayment of borrowings	(11,825,431,453)	(8,025,871,949)	(5,402,354,040)	(775,999,604)
Repurchase of ordinary shares	(421,164,802)	(1,410,222,466)	(2,087,241,398)	(299,813,467)
Payments for IPO expenditure	(39,461,883)	(1,378,058)	—	—
Purchase of capped call option	—	—	(192,804,602)	(27,694,648)
Payments of deposits to funding	—	—	(231,131,760)	(33,200,000)
Payments of guarantee deposits to Funding Partners	(161,096,338)	(843,200,007)	—	—

Net cash (used in)/provided by financing A ctivities	10,001,639,139	(6,727,839,034)	(3,372,335,137)	(484,405,632)

Effect of exchange rate changes	(77,947,461)	(57,682,237)	76,077,072	10,927,788
Net increase/(decrease) in cash and cash equivalents, and restricted cash	8,299,181,732	(6,243,936,793)	1,277,572,442	183,511,799
Cash and cash equivalents, and restricted cash at beginning of the year	785,769,977	9,084,951,709	2,841,014,916	408,086,259

Cash and cash equivalents, and restricted cash at end of the year	9,084,951,709	2,841,014,916	4,118,587,358	591,598,058

Reconciliation of cash and cash equivalents, and restricted cash to the consolidated balance sheet
Cash and cash equivalents	6,832,306,121	2,501,188,374	2,860,938,368	410,948,084
Restricted cash	2,252,645,588	339,826,542	1,257,648,990	180,649,974

Total cash and cash equivalents, and restricted cash	9,084,951,709	2,841,014,916	4,118,587,358	591,598,058

Supplemental disclosures of cash flow information:
Income taxes paid, net of refunds	231,132,984	208,640,115	263,971,349	37,917,112
Interest expense paid	565,446,800	609,826,651	361,721,059	51,957,979

The accompanying notes are an integral part of these consolidated financial statements.

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

1. Organization
Qudian Inc. (the “Company”, and where appropriate, the term “Company” also refers to its subsidiaries, variable interest entities and subsidiaries of the variable interest entities as a whole) is a limited company incorporated in the Cayman Islands under the laws of the Cayman Islands on
November 16, 2016
. The Company, through its subsidiaries, variable interest entities (“VIEs”) and subsidiaries of the VIEs, are principally engaged in the operation of online platforms to provide small consumer credit products in the People’s Republic of China (the “PRC”). The Company does not conduct any substantive operations of its own. As PRC law and regulations prohibit foreign control of companies involved in internet value-added business, the Company conducts its primary business operations through its VIEs and the subsidiaries of the VIEs.
As of December 31, 2019, the Company’s
main
subsidiaries and VIEs are as follows:

Entity	Date of incorporation	Place of incorporation	Percentage of legal ownership by the Company	Principal activities
Subsidiaries
QD Data Limited (“Qudian HK”)	December 2, 2016	Hong Kong (“HK”)	100%	Investment holding
QD Technology Limited (“Qudian BVI”)	November 23, 2016	British Virgin Islands (“BVI”)	100%	Investment holding
Qufenqi (Ganzhou) Information Technology Co., Ltd. (“Qufenqi Ganzhou”)	September 5, 2016	PRC	100%	Investment holding, research and development
Qudian Inc. Equity Incentive Trust (“Share Based Payment Trust”)	December 30, 2016	HK	Nil	Employee benefits
Qufenqi (HK) Limited (“Qufenqi HK”)	April 28, 2014	HK	100%	Investment holding
Xiamen Qudian Financial Lease Ltd. (“Xiamen Financial Lease”)	April 21, 2017	PRC	100%	Financial lease
Tianjin Qudian Financial Lease Co., Ltd. (“Tianjin Financial Lease”)	January 19, 2018	PRC	100%	Financial lease
Xiamen Happy Time Technology Co., Ltd. (“Xiamen Happy Time”)	September 5, 2018	PRC	100%	Technology development and service
Qu Plus Plus Inc. (“Qu Plus Plus”)	June 28, 2018	Cayman Islands	100%	Investment holding
Qu Plus Plus ( HK ) Limited (“Qu Plus Plus HK”)	July 9, 2018	HK	100%	Investment holding
Qu Plus Plus Limited (“Qu Plus Plus BVI”)	June 29, 2018	BVI	100%	Investment holding
Xiamen Youxiang Time Technology Service Co., Ltd. (“Xiamen Youxiang Time”)	August 3, 2018	PRC	100%	Technology development and service, research and development
Xiamen Xincheng Youda Financing Guarantee Ltd. (“Xiamen Xincheng Youda”)	March 7, 2019	PRC	100%	Financing guarantee service

F-1
8

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

1. Organization - continued

Entity	Date of incorporation	Place of incorporation	Percentage of legal ownership by the Company	Principal activities
VIEs
Beijing Happy Time Technology Development Co., Ltd. (“Beijing Happy Time”)	April 9, 2014	PRC	Nil	Technology development and service, sale of products
Ganzhou Qudian Technology Co., Ltd. (“Ganzhou Qudian”)	November 25, 2016	PRC	Nil	Technology development and service, sale of products
Hunan Qudian Technology Development Co., Ltd. (“Hunan Qudian”)	November 2, 2016	PRC	Nil	Technology development and service, sale of products
Xiamen Qudian Technology Co., Ltd. (“Xiamen Qudian”)	April 1, 2017	PRC	Nil	Technology development and service, sale of products
Xiamen Weipujia Technology Co., Ltd. (“Xiamen Weipujia”)	June 6, 2018	PRC	Nil	Household service
Xiamen Qu Plus Plus Technology Co., Ltd. (“Xiamen Qu Plus Plus”)	June 5, 2019	PRC	Nil	Technology development and service, sale of products
Additionally, Beijing Happy Time, Ganzhou Qudian, Xiamen Qudian, Xiamen Weipujia and Xiamen Qu Plus Plus have several subsidiaries incorporated in the PRC.
On November 23, 2016, the Company set up a wholly-owned subsidiary, Qudian BVI in the BVI. On December 2, 2016, the Company set up another wholly-owned subsidiary, Qudian HK in Hong Kong. On December 5, 2016, the Company transferred all of its shares of Qudian HK to Qudian BVI. On December 9, 2016, Qudian HK acquired all the equity interests of Qufenqi Ganzhou from Qufenqi HK, for a consideration of US$100,000. From December 9, 2016 to November 22, 2018, Beijing Happy Time, Hunan Qudian, Ganzhou Qudian, Xiamen Qudian and Xiamen Weipujia signed a series of contractual agreements with Qufenqi Ganzhou and
i
t
s
 shareholders (collectively, the “
VIE
Agreements”).
On June 26, 2019, the Company acquired all the equity interests of Qu Plus Plus from VIP Plus Investment Holdings Limited, for a consideration of US$ nil. Qu Plus Plus, is a limited company incorporated in the Cayman Islands under the laws of the Cayman Island on June 28, 2018. On June 29, 2018, Qu Plus Plus set up its wholly-owned subsidiary, Qu Plus Plus BVI in the BVI. On July 9, 2018, Qu Plus Plus BVI set up its wholly-owned subsidiary, Qu Plus Plus HK. Qu Plus Plus HK set up its wholly-owned subsidiary Xiamen Youxiang Time on August 3, 2018. On July 1, 2019, Xiamen Qu Plus Plus signed a series of contractual agreements with Xiamen Youxiang Time and its shareholders (collectively, the “VIE Agreements”).
The Company, through Qufenqi Ganzhou and Xiamen Youxiang Time (collectively the “WFOEs”) entered into power of attorney and an exclusive call option agreement with the nominee shareholders of the VIEs that gave

F-1
9

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

1. Organization - continued
the WFOEs the power to direct the activities that most significantly affect the economic performance of the VIEs and acquire the equity interests in the VIEs when permitted by the PRC laws, respectively. Certain exclusive agreements have been entered into with the VIEs through the WFOEs, which obligate the WFOEs to absorb a majority of the risk of loss from the VIEs’ activities and entitle the WFOEs to receive a majority of their residual returns. In addition, the Company has entered into share pledge agreements for the equity interests in the VIEs held by the nominee shareholders of the VIEs. The Company agreed to provide unlimited financial support to the VIEs for their operations. In addition, pursuant to the resolutions of all shareholders of the Company and the resolutions of the board of directors of the Company (the “Resolutions”), the board of directors of the Company (the “Board of Directors”) or any officer authorized by the Board of Directors (the “Authorized Officer”) shall cause the WFOEs to exercise the rights under the power of attorney entered into among the WFOEs, the VIEs and the nominee shareholders of the VIEs and the WFOEs’ rights under the exclusive call option agreement between the WFOEs and the VIEs. As a result of the Resolutions and the provision of unlimited financial support from the Company to the VIEs, the Company has been determined to be most closely associated with the VIEs within the group of related parties and was considered to be the Primary Beneficiary.
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
Consolidation
.
The following is a summary of the VIE Agreements:
(1) Power of Attorney Agreements:
Pursuant to the power of attorney agreements signed between the VIEs’ nominee shareholders and WFOEs, each nominee shareholder irrevocably appointed WFOEs as its attorney-in-fact
to exercise on each shareholder’s behalf any and all rights that each shareholder has in respect of its equity interest in the VIEs (including but not limited to executing the exclusive right to purchase agreements, the voting rights and the right to appoint directors and executive officers of the VIEs). The agreements are effective and irrevocable as long as the nominee shareholder remains a shareholder of the VIEs.
(2) Exclusive Call Option Agreements:
Pursuant to the exclusive call option agreements entered into between the VIEs’ nominee shareholders
and WFOEs, the nominee shareholders irrevocably granted WFOEs a call option to request the nominee shareholders

F-
20

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

1. Organization - continued
to transfer or sell any part or all of its equity interests in the VIEs, or any or all of the assets of the VIEs, to WFOEs, or their designees. The purchase price of the equity interests in the VIEs shall be equal to the minimum price required by PRC law. As for the assets of the VIEs, the purchase price should be equal to the book value of the assets or the minimum price as permitted by applicable PRC law, whichever is higher. Without WFOEs’ prior written consent, the VIEs and their nominee shareholders shall not amend their articles of association, increase or decrease the registered capital, sell or otherwise dispose of their assets or beneficial interests, create or allow any encumbrance on their assets or other beneficial interests and provide any loans or guarantees, etc. The nominee shareholders cannot request any dividends or other form of assets. If dividends or other form of assets were distributed, the nominee shareholders shall transfer all received distribution to WFOEs or their designees. The agreements are not terminated until all of the equity interests of the VIEs have been transferred to WFOEs or the person(s) designated by WFOEs. None of the nominee shareholders have the right to terminate or revoke the agreements under any circumstance unless otherwise regulated by law.
(3) Exclusive Business Cooperation Agreements:
Pursuant to the exclusive business cooperation agreements entered into by WFOEs and the VIEs and their subsidiaries, WFOEs provides exclusive technical support and consulting services in return for fees based on 100% of the VIEs’ profit before tax, which is adjustable at the sole discretion of WFOEs. Without WFOEs’ consent, the VIEs and their subsidiaries cannot procure services from any third party or enter into similar service arrangements with any other third party, except for those from WFOEs. In addition, the profitable consolidated VIEs and their subsidiaries have granted WFOEs an exclusive right to purchase any or all of the business or assets of each of the profitable consolidated VIEs and their subsidiaries at the lowest price permitted under PRC law. The agreements are irrevocable or can only be unilaterally revoked/amended by WFOEs.
(4) Equity Pledge Agreements:
Pursuant to the equity interest pledge agreements, each nominee shareholder of the VIEs has pledged all of its respective equity interests in the VIEs to WFOEs as continuing first priority security interest to guarantee the performance of their and the VIEs’ obligations under the power of attorney agreements, the exclusive call option agreements and the exclusive business cooperation agreements. WFOEs is entitled to all dividends during the effective period of the share pledge except as it agrees otherwise in writing. If the VIEs or any of the nominee shareholder breaches its contractual obligations, WFOEs will be entitled to certain rights regarding the pledged equity interests, including receiving proceeds from the auction or sale of all or part of the pledged equity interests of the VIEs in accordance with PRC law. None of the nominee shareholders shall, without the prior written consent of WFOEs, assign or transfer to any third party, distribute dividends and create or cause any security interest and any liability in whatsoever form to be created on, all or any part of the equity interests it holds in the VIEs. The agreements are not terminated until all of the technical
support and consulting and service fees have been fully paid under the exclusive business cooperation agreements and all of VIEs’
obligations
have been terminated under the other controlling agreements.

F-
21

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
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
The shareholders and the Board of Directors resolved that the Board of Directors or any officer authorized by the Board of Directors shall cause WFOEs to exercise its rights under the power of attorney agreements and the exclusive call option agreements when the Board of Directors or the Authorized Officer determines that such exercise is in the best interests of the Company and WFOEs to do so.
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
Except for the deposits that were held by banks and other institutions, trust beneficiaries and other funding partners (collectively referred as the “Funding Partners”) as guarantee deposits, all assets of the consolidated trusts, and the collateralization of the land use right as described in Note 10, there was no other pledge or collateralization of the VIEs’ assets. Creditors of the VIEs have no recourse to the general credit of the Company,

F-
22

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

1. Organization - continued
who is the primary beneficiary of the VIEs, through its 100% controlled subsidiary Qufenqi Ganzhou and Xiamen Youxiang Time. The Company has not provided any financial or other support that it was not previously contractually required to provide to the VIEs during the periods presented. The table sets forth the assets and liabilities of the VIEs included in the Company’s consolidated balance sheets:

	As of December 31,
	2018	2019
	RMB	RMB	US$
Short-term loan principal and financing service fee receivables	8,417,821,413	7,788,585,617	1,118,760,324
Other current assets	3,472,629,937	7,095,745,062	1,019,240,004

Total current assets	11,890,451,350	14,884,330,679	2,138,000,328

Total non-current assets	1,066,321,556	967,471,254	138,968,550

Total assets	12,956,772,906	15,851,801,933	2,276,968,878

Total current liabilities	5,045,698,262	4,749,757,109	682,259,920
Total non-current liabilities	413,400,000	109,076,000	15,667,787

Total liabilities	5,459,098,262	4,858,833,109	697,927,707

The following table sets forth the results of operations of the VIEs included in the Company’s consolidated
statements of comprehensive income:

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Revenues	4,749,249,922	5,112,097,579	8,049,577,016	1,156,249,391
Net income	2,222,086,399	2,558,375,744	3,440,929,911	494,258,656

The table sets forth the cash flows of the VIEs included in the Company’s consolidated statements of cash flows:

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Net cash provided by operating activities	2,587,050,255	3,375,764,483	4,362,960,828	626,700,110
Net cash used in investing activities	(4,295,677,821)	(1,789,268,184)	(842,120,427)	(120,963,031)
Net cash (used in)/provided by financing activities	5,251,615,220	(4,568,154,072)	(2,855,955,341)	(410,232,316)

The amount of the net assets of the VIEs were RMB 7,497 million and RMB 10,993 million (US$ 1,579 million) as of December 31, 2018 and 2019. The creditors of the VIEs’ third-party liabilities did
not have recourse to the general credit of the Primary Beneficiary in the normal course of business.

F-2
3

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

1. Organization - continued
Consolidated Trusts
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
Use of estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant accounting estimates reflected in the Company’s consolidated financial statements include, but are not limited to, allowance for loan principal and financing service fee receivables, allowance for finance lease receivables, allowance for contract assets, allowance for other assets
, incremental borrowing rates for lease liabilities, share-based compensation, valuation allowance for deferred tax assets, uncertain tax positions, estimate of variable considerations of revenue recognition, estimate of risk assurance liabilities, fair value of guarantee liabilities and fair value of investments. Actual results could differ from these estimates.

F-2
4

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued
Revenue recognition
The Company generates revenues primarily by providing borrowers with merchandise and cash installment credit services, credit facilitation services, transaction services and automobile financing services.
On January 1, 2018, the Company adopted ASC 606,
Revenue from Contracts with Customers,
using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under ASC 606, while prior period amounts have not been adjusted and continue to be reported in accordance with the Company’s historic accounting under ASC 605,
Revenue recognition
. Under ASC 606, revenue is recognized when control of the promised goods or services is transferred to the Company’s customers, in an amount that reflects the consideration that the Company expects to be entitled to in exchange for those goods or services, net of value-added tax. The Company determines revenue recognition through the following steps:
•	Identify the contract(s) with a customer;

•	Identify the performance obligations in the contract;

•	Determine the transaction price;

•	Allocate the transaction price to the performance obligations in the contract; and

•	Recognize revenue when (or as) the entity satisfies a performance obligation.

Credit facilitation
The Company entered into credit facilitation arrangements with various Funding Partners. The Company: (i) matches borrowers with the Funding Partners which directly fund the credit drawdowns to the borrowers and (ii) provides post-origination services, such as short messaging reminder services throughout the term of the loans. For each successful match, the Company receives a recurring service fee throughout the term of the loans. When borrowers make instalment repayments directly to the Funding Partners, the Funding Partners will then remit the recurring service fees to the Company on a periodic basis. In addition, the Company provides a guarantee on the principal and accrued interest repayments of the defaulted loans to the Funding Partners.
The Company considers the loan facilitation service, post-origination services and guarantee service as separate services, of which the guarantee service and the post origination service is accounted for in accordance with ASC 815,
Derivatives and Hedging, (“ASC 815”), ASC 460, Guarantees, (“ASC 460”)
(refer to “Guarantee liabilities” and “Risk Assurance Liabilities” for additional information) and ASC 860,
Transfers and servicing of financial assets,
respectively (“ASC 860”).
The transaction price is the amount of consideration to which the Company expects to be entitled in exchange for transferring the promised services to the customer, net of value-added tax. The transaction price allocated to loan facilitation income and post-origination services includes variable consideration which is contingent on the borrower making timely repayments. The amount of variable consideration is limited to the amount that is probable not to be reversed in future periods. Management estimated the variable consideration using the expected value method, based on historical defaults, current and forecasted borrower repayment trends and

F-2
5

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued
Revenue recognition - continued
assessed whether variable consideration should be constrained. Any subsequent changes in the transaction price will be allocated to the performance obligations on the same basis as at contract inception.
The Company first allocates the transaction price to the guarantee liabilities or risk assurance liabilities. The remaining transaction price is then allocated to the loan facilitation services and post-origination services on a relative standalone selling price basis. The Company does not have observable price for the loan facilitation services and post-origination services because the services are not provided separately. As a result, the estimation of standalone selling price involves significant judgement. The Company estimates the standalone selling price of the loan facilitation and post-origination services using the expected cost plus a margin approach.
Revenues from loan facilitation services are recognized when the Company matches borrowers with the Funding Partners and the funds are provided to the borrower. Additionally, revenues from post-origination services are recognized evenly over the term of the loans as the services are performed.
Vehicle sales with guarantee
The Company sells vehicles to buyers and provides loan facilitation services to Funding Partners who provides financing to the vehicle buyers. The buyer obtains control of the vehicle when the buyer physically possesses the vehicle and when the Company receives cash consideration for the vehicle from the buyer. The Company will receive recurring service fees from the Funding Partners for its loan facilitation services and post-origination services throughout the term of the loan. In addition, the Company provides a guarantee on the principal and accrued interest repayments of the defaulted loans to the Funding Partners.
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
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
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
Transaction services fee
The Company entered into credit transaction arrangements with certain Funding Partners. The Company refers borrowers to the Funding Partners which directly fund the credit drawdowns to the borrowers and provides post-origination services, such as short messaging reminder services throughout the term of the loans. For each successful transaction, the Company typically receives a pre-agreed recurring service fee throughout the term of the loans. When borrowers make installment repayments directly to the Funding Partners, the Funding Partners will remit the recurring transaction services fees to the Company on a periodic basis.
The referral services are considered to be the performance obligations in the arrangement. The transaction price is the amount of consideration to which the Company expects to be entitled to in exchange for transferring the promised service to the customer, net of value-added tax. The transaction price allocated to the referral services and post origination services includes variable service fees which are contingent on the borrower making timely repayments to the Funding Partners. Variable consideration is estimated using the expected value method based on historical default rate, current and forecasted borrower repayment trends and is limited to the amount of variable consideration that is probable not to be reversed in future periods. The Company will update its estimate of the variable consideration at the end of each reporting period. The estimation of variable consideration (including the amount of variable consideration constrained) involves significant judgement. Revenues from transaction services are recognized when the Company successfully refers the borrower to the Funding Partner and the Funding Partner provides the funds to the borrower. Revenues from post-origination services are recognized evenly over the term of the loans as the services are performed.
Financing income
Borrowers can withdraw cash (“cash installment credit services”) or purchase products (e.g. personal consumer electronics) (“merchandise installment credit services”) up to their approved credit limit and elect the installment repayment period, ranging from one to eighteen installments repayment period (either weekly or monthly) through the Company’s online website and application (collectively “financing platform”) or via borrowers’

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued
Revenue recognition - continued
Alipay accounts. The Company charges financing service fees for facilitating the financing and managing the financing platform. The financing service fees are recorded as financing income in the consolidated statement of comprehensive income in accordance with ASC 310
Receivables
(ASC 310) using the effective interest method.
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
Penalty fee
The Company charges borrowers and lessees penalty fee for late installment payments. The penalty fee is calculated based on the number of overdue days of unpaid outstanding balance of loan principals and lease receivables at the applicable late payment rate. The penalty fee is recognized on a cash basis, which coincides with the penalty fee being probable not to be reversed.
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
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
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
For penalty fee, as collectability is not reasonably assured, the penalty fee is recorded on a cash basis.
Leases
Sales-type leases – Lessor under ASC 842
The Company purchases cars from car dealers and leases them to car buyers. Each car buyer is required to make a down payment and pay installments throughout the term of the lease. The lease agreements include lease payments that are largely fixed, do not contain residual value guarantees or variable lease payments. The lease terms are based on the non-cancellable term of the lease and the buyer may have options to terminate the lease in advance when meets certain conditions. The buyer obtains control of the car when the buyer physically possesses the car and when the Company receives cash consideration for the car from the buyer.
A lease arrangement that transfers substantially all of the benefits and risks incident to the ownership of property and that give rise to a dealer’s profit or loss is classified as a sales-type lease. For sales-type leases, when collectability is probable at lease commencement, the Company derecognizes the underlying asset and recognizes the net investment in the lease which is the sum of the lease receivable and the unguaranteed residual asset and recognizes in net income any selling profit or loss. Initial direct costs are expensed, at the commencement date, if the fair value of the underlying asset is different from its carrying amount. Interest income is recognized in financing income over the lease term using the interest method.
Sales-type lease under ASC 840
Before January 1, 2019, the Company determines the classification of the lease in accordance with ASC 840,
Leases
. A lease arrangement that transfers substantially all of the benefits and risks incident to the ownership of property and that give rise to a dealer’s profit or loss is classified as a sales-type lease. The sales income recognized is the present value of the minimum lease payments computed at the interest rate implicit in the lease, and sales income is recognized on gross basis, as the Company acts as the principal in the transaction. The Company’s net investment in a sales-type lease consists of the gross investment minus the unearned income. The unearned income on a sales-type lease is subsequently amortized to financing income over the lease term using the interest method.
Operating Leases – Lessee under ASC 842
The Company has operating leases for certain office rentals as a lessee. At inception of a contract, the Company determines whether that contract is, or contains a lease. For each lease arrangement identified, the Company determines its classification as an operating or finance lease.

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued
Leases - continued
The Company records a lease liability and corresponding operating lease right-of-use (“ROU”) asset at lease commencement. Lease liabilities represent the present value of the lease payments not yet paid, discounted using the discount rate for the lease at lease commencement. The Company’s lease agreements include lease payments that are largely fixed, do not contain material residual value guarantees or variable lease payments.

The discount rate is determined using the Company’s incremental borrowing rate at lease commencement since the rate implicit in the lease is not readily determinable. The Company uses its unsecured borrowing rate over the lease term and adjusts the rate based on its credit risk and the effects of collateral to approximate a collateralized
rate, which will be updated on an annual basis for measurement of new lease liabilities. The weighted average discount rate as of December 31, 2019 is
3.15
%. ROU asset represents the right to use an underlying asset for the lease term and are recognized in an amount equal to the lease liability adjusted for any lease payments made prior to commencement date, less any lease incentives received, and any initial direct costs incurred by the Company. The weighted average remaining lease term as of December 31, 2019 is
25
months. Lease terms are based on the non-cancellable term of the lease and may contain options to extend the lease when it is reasonably certain that the Company will exercise the option, however none of these have been recognized in the Company’s right-of-use assets or lease liabilities since those options were not reasonably certain to be exercised.
Operating lease expense is recognized as a single lease cost on a straight-line basis over the lease term and is included in general and administrative expenses, on the consolidated statements of comprehensive income. Lease liabilities that become due within one year of the balance sheet date are classified as current liabilities.
Operating leases under ASC 840
Before January 1, 2019, leases where the Company is the lessee, and substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rentals applicable to such operating leases are recognized on a straight-line basis over the lease term. Certain of the operating lease agreements contain rent holidays. Rent holidays are considered in determining the straight-line rent expense to be recorded over the lease term.
Foreign currency translation and transactions
The functional currency of the Company, and the subsidiaries in the Cayman Islands, British Virgin Islands and Hong Kong is US$. The Company’s subsidiaries, VIEs, and subsidiaries of the VIEs with operations in the PRC adopted RMB as their functional currencies. The determination of the respective functional currency is based on the criteria stated in ASC 830,
Foreign Currency
Matters
. The Company uses RMB as its reporting currency. The financial statements of the Company, and the subsidiaries in the Cayman Islands, British Virgin Islands and Hong Kong are translated into RMB using the exchange rate as of the balance sheet date for assets and liabilities and average exchange rate for the year for income and expense items. Translation gains and losses are recorded in accumulated other comprehensive loss, as a component of shareholders’ equity. Transactions in currencies other than the functional currency are measured and recorded in the functional currency at the exchange rate prevailing on the transaction date.

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
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
Time Deposits
Time deposits with financial institutions have original maturities of three to twelve months and are pledged for short-term bank borrowings
.
Short-term Investments
Short-term investments consist of wealth management products and certain subordinated shares of a trust. The Company measures its short-term investments at fair value. The realized investment income of short-term investments is recognized in the consolidated statements of comprehensive income.
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
5-02
and are classified as current assets in the consolidated balance sheets.
Loan principal and financing service fee receivables
Loan principal and financing service fee receivables represent payments due from borrowers that utilize the Company’s credit services. Loan principal and financing service fee receivables are recorded at amortized cost, net of allowance for loan principal and financing service fee receivables. Deferred origination costs are netted against revenue and amortized over the financing term using the effective interest method.

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued
Allowance for loan principal and financing service fee receivables
The Company considers the loans to be homogenous as they are all unsecured consumer loans of similar principal amounts. The profiles of the borrowers are also similar i.e. age, credit histories and employment status. Therefore, the Company applies a consistent credit risk management framework to the entire portfolio of loans in accordance with ASC
450-20,
Loss Contingencies
(ASC 450-20).
The allowance for loan principal and financing service fee receivables losses is calculated based on historical loss experience with the entire loan portfolio, using a roll rate-based model. The roll rate-based model stratifies the loan principal and financing service fee receivables by delinquency stages (i.e., current,
1-30
days past due, and
31-60
days past due etc.) and projected forward in
one-month
increments using historical roll rates. In each month of the simulation, losses on the loan principal and financing service fee receivables types are captured, and the ending delinquency stratification serves as the beginning point of the next iteration. This process is repeated on a monthly rolling basis. The loss rate calculated for each delinquency stage is then applied to the respective loan principal and service fees balance. The Company adjusts the allowance that is determined by the roll rate-based model for various qualitative factors. These factors may include gross-domestic product rates, per capita disposable income, consumer price indexes, regulatory impact and other considerations. Each of these macroeconomic factors are equally weighted, and a score is applied to each factor based on year-on-year
increases and decreases in that respective factor.
Loan principal and financing service fee receivables are charged off when a settlement is reached for an amount that is less than the outstanding balance or when the Company determined the balance to be uncollectable. In general, the Company considers loan principal and financing service fee receivables meeting any of the following conditions as uncollectable and charged-off:
(i) death of the borrower; (ii) identification of fraud, and the fraud is officially reported to and filed with relevant law enforcement departments or (iii) loans that are 180 days past due.
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
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued
Allowance for finance lease receivables
The Company considers the finance lease receivables to be homogenous as they are all automotive finance lease receivables collateralized by vehicle titles of similar principal amounts. Therefore, the Company applies a consistent credit risk management framework to the entire portfolio of finance lease receivables in accordance with ASC
450-20.
The allowance for finance lease receivables is calculated based on historical loss experience using probability of default (PD) and loss given default (LGD) methods. The Company stratifies probability of default and loss given default by the recovered rate under different scenarios (i.e. cash collection, repossessing the leased vehicle or non-recovery),
and calculates allowance balance by timing exposure at default under each scenario. This process is repeated on a monthly basis. Loss given default is projected based on historical experience of actual loss and considered proceeds from recovery of the repossessed assets. The Company adjusts the allowance that is determined by the PD and LGD methods for various qualitative factors. These factors may include gross-domestic product rates, per capita disposable income, consumer price indexes, regulatory impact and other considerations. Each of these macroeconomic factors are equally weighted, and a score is applied to each factor based on year-on-year
increases and decreases in that respective factor.
Finance lease receivables are charged off when a settlement is reached for an amount that is less than the outstanding balance or when the Company determined the balance to be uncollectable. In general, the Company considers finance fee receivables meeting any of the following conditions as uncollectable and charged-off:
(i) death of the borrower; (ii) identification of fraud, and the fraud is officially reported to and filed with relevant law enforcement departments or (iii) all finance lease receivables that are 180 days past due are therefore deemed uncollectible and charged-off;
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
Contract Assets
and Account Receivables
Contract assets represent the Company’s right to consideration in exchange for loan facilitation business and transaction services business that the Company has transferred to the customer before payment is due. Account receivables represent the considerations for which the Company has satisfied its performance obligations and has

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued
Contract Assets
and Account Receivables - continued
the unconditional right to consideration. The Company assesses contract assets and account receivables for impairment in accordance with ASC 310.
Contract assets as of December 31, 2018 and 2019 w
ere

RMB
919,033,354
and RMB 3,015,511,191 (US$ 433,151,080
)
respectively. Account receivables w
ere
 RMB 80,877,066 and RMB 190,296,539 (US$ 27,334,388
)
as of December 31, 2018 and 2019 respectively, which is repayments the borrowers made directly to the Funding Partners and remitted to the Company on a periodic basis. The remaining unsatisfied performance obligations as of December 31, 2019, pertaining to post-origination services amounted to
RMB
180,436,296
(US$
25,918,052
).
The remaining unsatisfied performance obligations will be recognized in three years
.
Long-term investments
Long-term investments are investments in privately held companies at fair value under ASU 2016-01. The changes in the fair value of long-term investments are recognized in net income. As of December 31, 2019, no material adjustments were made to the carrying amount because of observable price changes and impairment charges.
Inventories
Inventories are stated at the lower of cost and net realizable value using specific identification method.
Borrowings
The Company facilitates credit to borrowers and then transfers certain loan principals to certain Funding Partners. The loan principals are not derecognized when they are transferred to the Funding Partners as the loan principals are not legally isolated in accordance with ASC 860. As a result, the loan principal remains on the Company’s consolidated balance sheet and the funds received from the Funding Partners are recorded as borrowings. Borrowings are initially recognized at fair value which is the cash received from Funding Partners and measured subsequently at amortized cost using the effective interest method.
The borrowings from banks and the Company’s consolidated trusts’ payables to the third party beneficiary are initially recognized equaling to the cash received from the beneficiary and measured subsequently at amortized cost using the effective interest method.
Guarantee liabilities
As part of the Company’s cooperation with various Funding Partners, the Company provides guarantee on the principal and accrued interest repayment of the defaulted loans to the Funding Partners, even if the loans are subsequently sold by the Funding Partners.

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued
Guarantee liabilities - continued
The financial guarantee is accounted for as a credit derivative under ASC 815 because the scope exemption in ASC
815-10-15-58(c)
is not met. The guarantee liabilities are remeasured at each reporting period. The change in fair value of the guarantee liabilities is recorded as changes in guarantee liabilities in the consolidated statements of comprehensive income. When the Company settles the guarantee liabilities through performance of the guarantee by making requisite payments on the respective defaulted loans, the Company records a corresponding deduction to the guarantee liabilities. Subsequent collection from the borrower through the Funding Partners will be recognized as a reversal of the deduction to guarantee liabilities.
Risk assurance liabilities
In April 2019, the Company and various Funding Partners entered into contracts to provide risk assurance on the principal and accrued interest repayment of loans facilitated through the platform the Company operates. The risk assurance liability is exempted from being accounted for as a derivative in accordance with ASC 815-10-15-58.
The risk assurance liability consists of two components. The Company’s obligation to stand ready to make delinquent payments over the term of the arrangement (the non-contingent aspect) is accounted for in accordance with ASC 460. The contingent obligation relating to the contingent loss arising from the arrangement is accounted for in accordance with ASC 450,
Contingencies
. At inception, the Company recognizes the risk assurance liability at fair value, which considers the premium required by a third-party market participant to issue the same risk assurance in a standalone transaction.
Subsequent to initial recognition, the non-contingent aspect of the risk assurance liability is reduced over the term of the arrangement as the Company is released from the stand ready obligation based on the borrower’s repayment of the loan principal. The contingent loss arising from the obligation to make future payments is recognized when borrower default is probable, and the amount of loss is estimable. The contingent loss is calculated based on the expected future payouts, adjusted for various qualitative factors. These factors may include gross-domestic product rates, per capita disposable income, consumer price indexes, regulatory impact and other considerations.
Treasury shares
The Company accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury shares account on the consolidated balance sheets.

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued

Property and equipment, net
Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method with the residual value based on the estimated useful lives of the class of asset, which range as follows:

Category	Estimated Useful Life	Estimated Residual
Office and electronic equipment	3-5 years	Nil%-5%
Motor vehicles	4 years	5%
Leasehold improvements	Over the shorter of the expected life of leasehold improvements or the lease term	Nil%
Costs associated with the repair and maintenance of property and equipment are expensed as incurred. Construction in progress represents building construction costs, which is stated at cost and is not depreciated.
Land use rights
All land in the PRC is owned by the PRC government. The PRC government may sell land use rights for a specified period of time. Land use rights represent operating leases in accordance with ASC 842, Leases (ASC 842). The purchase price of land use rights represents lease prepayments to the PRC government and is recorded as an operating lease right-of-use (“ROU”) asset on the consolidated balance sheet. The ROU asset is amortized over the remaining lease term – 38 years.
Before January 1, 2019, land use rights represent lease prepayments to the local government authorities. Land use rights are carried at cost less accumulated amortization and any impairment loss. Amortization is calculated on a straight-line basis over the term of the related land use right contracts.
Intangible assets
Intangible assets represent purchased computer software. These intangible assets are amortized on a straight-line basis over their estimated useful lives of the respective assets, most of which varies from
1-10 years.
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
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued
Research and development
 - continued
functionality in the Company’s services. No research and development costs were capitalized for all years presented as the Company has not met all of the necessary capitalization requirements.
Impairment of long-lived assets and intangible assets with definite lives
Long-lived assets including intangible assets with definite lives, are assessed for impairment, whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC 360
Property, Plant and Equipment
. The Company measures the carrying amount of long-lived assets against the estimated undiscounted future cash flows associated with it. Impairment exists when the estimated undiscounted future cash flows are less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value.
No
impairment loss was recognized for the years ended December 31, 2017, 2018 and 2019, respectively.
Employee defined contribution plan
Full time employees of the Company in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Company make contributions to the government for these benefits based on a certain percentage of the employee’s salaries. The Company has no legal obligation for the benefits beyond the contributions. The total amount that was expensed as incurred, was RMB 35,004,467, RMB 71,413,352 and RMB 42,724,802 (US$ 6,137,034) for the years ended December 31, 2017, 2018 and 2019, respectively.

Advertising costs
Advertising costs are expensed as incurred in accordance with ASC
720-35,
Other Expense-Advertising costs
. Advertising costs were RMB 43,470,301, RMB 9,994,935 and RMB 85,928,890 (US$ 12,342,913) for the years ended December 31, 2017, 2018 and 2019, respectively. Advertising costs are included in sales and marketing expenses in the consolidated statements of comprehensive income.
Government grants
Government grants include cash subsidies received by the Company’s entities in the PRC from local governments as incentives for investing in certain local districts and contributions to technology development and are typically granted based on the amount of investment made by the Company in the form of registered capital or taxable income generated by the Company in these local districts. Such grants allow the Company full discretion in utilizing the funds and are used by the Company for general corporate purposes. The local governments have sole discretion as to whether the Company met all of the criteria to be entitled to the subsidies.
Government grants are recognized when the entity will comply with the conditions attached to the grant received and there is reasonable assurance that the grant will be received or already received.

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued
Value added taxes
Beijing Happy Fenqi Technology Development Co., Ltd., Hunan Happy Time Technology Development Co., Ltd., Hunan Qudian Technology Development Co., Ltd., Xiamen Youdun Technology Co., Ltd., Xiamen Youqi Technology Co., Ltd. and Xiamen Youxiang Time Technology Service Co., Ltd. are small-scale VAT taxpayers with an applicable VAT rate of 3%.
The other subsidiaries of the VIEs are all general VAT taxpayers (applicable tax rate:
6
%
,
13% or
16
%).
On April 4, 2018, the Ministry of Finance and the State Administration of Taxation issued the Notice on Adjustment of VAT Rates, which came into effect on May 1, 2018. According to the abovementioned notice, for general VAT payers’ sales activities previously subject to VAT rates of 17%, the applicable VAT rate was adjusted to 16% starting from May 1, 2018.
On March 20, 2019, the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs issued the Announcement on Policies for Deepening the VAT Reform, or Announcement 39, which came into effect on April 2019, to further slash VAT rates. According to Announcement 39, for general VAT payers’ sales activities previously subject to VAT at an existing applicable rate of 16%, the applicable VAT rate was adjusted to 13%.
VAT is reported as a deduction to revenue when incurred and amounted to RMB
280,586,358
, RMB
810,200,790
and RMB
792,753,015
(US$
113,871,846
) for the years ended December
31
,
2017
,
2018
and
2019
, respectively. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Output VAT receivable net of input VAT payable is recorded in accrued expenses and other current liabilities on the consolidated balance sheets.
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
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued
Income taxes - continued
amount of benefits to recognize in the consolidated financial statements. The amount of the benefits that may be recognized is the largest amount that more-likely-than not to be realized upon ultimate settlement. The Company’s estimated liability for unrecognized tax benefits which is included in the income tax payable in the consolidated balance sheets is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. The Company elects to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of comprehensive income. The Company did not recognize any income tax due to uncertain tax position nor incurred any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2017, 2018 and 2019.
Segment information
In accordance with ASC 280
Segment Reporting
(“ASC 280”), the Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews operating results to make decisions about allocating resources and assessing performance for the entire Company. The Company had two reportable segments in 2018, consisting of installment credit services and automobile leasing services. In 2019, the Company changed its operating segments and combined installment credit services segment and automobile leasing services segment into a single reportable segment as it winds down its automobile leasing business. The Company also began offering transaction services in 2019, which is regularly reviewed by the CODM. As the Company generates substantially all of its revenues in the PRC, no geographical segments are presented.
Fair value measurements of financial instruments
Financial instruments include cash and cash equivalents, restricted cash, time deposits, loan principal and financing service fee receivables, finance lease receivables, amounts due from related parties, long-term investments, guarantee deposits, borrowings, convertible senior notes, guarantee liabilities and risk assurance liabilities. The carrying amount of the aforementioned financial instruments included in current assets and liabilities approximate their respective fair value because of their short maturities. The carrying amount of the long-term loan principal and financing service fee receivables, long-term finance lease receivables, and long-term borrowings, approximate their fair values due to the fact that the related interest rates approximate rates currently offered by Funding Partners for similar debt instruments of comparable maturities.
Fair value of guarantee liabilities
The fair value of the guarantee liabilities was estimated using a discounted cash flow model based on expected payouts from the arrangement with the Funding Partners. The Company estimates its expected future payouts based on estimates of expected delinquency rate and a discount rate for time value.

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
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
Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:
•	Level 1-Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

•
Level 2-Include observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data

•	Level 3-Unobservable inputs which are supported by little or no market activity

Earnings per share
Basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period and year presented.
Diluted earnings per ordinary share reflect the potential dilution that could occur if securities were exercised or converted into ordinary shares.
Ordinary equivalent shares include ordinary shares issuable upon the conversion of convertible senior notes using the if-converted method and ordinary shares issuable upon the exercise of share options, using the treasury stock method.
Share-based payments
Share-based payment transactions with employees and independent directors, such as share options are measured based on the grant date fair value of the equity instrument. The Company recognizes the compensation costs net of estimated forfeitures using the accelerated recognition
method, over the applicable vesting period for each separately vesting portion of the award. The estimate of forfeitures is adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures is recognized through a cumulative catch-up
adjustment in the period of change and also impact the amount of share-based compensation expense to be recognized in future periods.

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued
Share-based payments - continued
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
Prior to January 1, 2019, the Company accounts for share options issued to non-employees
in accordance with the provisions of ASC
505-50,
Equity: Equity-based Payments to Non-Employees
. The Company uses the Black-Scholes-Merton option pricing model method to measure the value of options granted to non-employees
at each vesting date to determine the appropriate charge to share-based compensation. Subsequent to January 1, 2019, ASC 718 requires share-based compensation to be presented in the same manner as cash compensation rather than as a separate line item. The cumulative effect of this accounting change is immaterial.
Convenience translation for financial statements presentation
Translations of amounts from RMB into US$ for the convenience of the reader have been calculated at the exchange rate of RMB 6.9618 per US$1.00 on December 31, 2019, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be converted into US$ at such rate.
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
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued
Significant risks and uncertainties
Currency convertibility risk
Substantially all of the Company’s businesses are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China (“PBOC”) or other authorized Funding Partners at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts.
Concentration of credit risk
Financial assets that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, time deposits, guarantee deposits, short-term investment, loan principal and financing service fee receivables, finance lease receivables and other receivables.
The Company places its cash and cash equivalents and short-term investments, with reputable Funding Partners that have high-credit ratings and quality. There has been no recent history of default in relation to these Funding Partners.
The Company manages credit risk of loan principal and financing service fee receivables by performing credit assessments on its borrowers and its ongoing monitoring of the outstanding balances.
No
borrower represented 10% or more of total revenues and loan receivable and financing service fee receivable for the years ended December 31, 2017, 2018 and 2019.
Borrower default risk
Financial assets that potentially expose the Company to borrower default risk consist primarily of loan principal and financing service fee receivables, finance lease receivables, and contract assets.
Besides, the Company enters into guarantee arrangements with Funding Partners to facilitate borrowing transactions, under which the Company provides the Funding Partners protection against the borrower default risk on a set of loans invested by them. The Company will have to perform the guarantee obligation if a default event as defined under the contract occurs. The contractual or notional amounts of these liabilities represent the maximum potential amounts of future payments without consideration of possible recoveries under recourse provisions.
The Company manages borrower default risk on their payment for loan principal and financing service fee receivables, and finance lease receivables by performing credit assessments on its borrowers and its ongoing monitoring of the outstanding balances.
The Company manages borrower default risk of guarantee liabilities and risk assurance liabilities through self-developed risk management model. The rating scale of risk management model takes into account factors such as identity characteristics, credit history, payment overdue history, payment capacity, behavioral characteristics and online social network activity.

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
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
Recently Adopted Accounting Pronouncements
Leases
In February 2016, the FASB issued ASU No.
 2016-02,
Leases (ASC 842), as amended which requires lessees to recognize leases on-balance
sheet and disclose key information about leasing arrangements. ASC 842 requires most leases to be recognize a ROU asset and lease liability on the balance. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement. The Company adopted the new guidance on January 1, 2019 using the modified retrospective transition method by applying the new standard to all leases existing at the date of initial application and not restating comparative periods.
The Company elected the package of practical expedients for lessors and lessees as permitted under the transition guidance within the new standard. Accordingly, the Company has adopted these practical expedients and did not reassess:
(i) whether any expired or existing contracts are or contains leases; (ii) lease classification for any expired or existing leases; (iii) initial direct costs for any existing leases. As a lessee, the Company also elected the practical expedient to account for non-lease

components associated with leases and lease components as a single lease component.

F-
43

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued
Recently Adopted Accounting Pronouncements - continued
Leases - continued
The cumulative effect of the changes made to the Company’s consolidated balance sheet as of January 1, 2019 for the adoption of ASC 842 is as follows:

	Balance as of December 31, 2018	Adjustments due to the adoption of ASC 842	Balance as of January 1, 2019
	RMB	RMB	RMB
Assets:
Other current assets	1,818,222,205	(1,133,930)	1,817,088,275
Operating lease right-of-use assets	—	160,918,648	160,918,648
Land use right	106,545,362	(106,545,362)	—
Liabilities:
Short-term lease liabilities	—	26,675,013	26,675,013
Long-term lease liabilities	—	26,564,343	26,564,343

The impact of adopting ASC 842 on the Company’s consolidated balance sheet as of December 31, 2019 is as follows:

	As reported	Balance without the adoption of ASC 842	Effect of change Higher/(lower)
	RMB	RMB	RMB
Assets:
Other current assets	1,638,904,061	1,640,307,403	(1,403,342)
Operating lease right-of-use assets	148,851,099	—	148,851,099
Land use right	—	103,834,729	(103,834,729)
Liabilities:
Short-term lease liabilities	21,918,649	—	21,918,649
Long-term lease liabilities	21,694,379	—	21,694,379

The impact of adopting ASC 842 on the Company’s statement of cash flows for the year
ended December 31, 2019 is as follows:

	As reported	Amounts without the adoption of ASC 842	Effect of change Higher/(lower)
	RMB	RMB	RMB
Operating activities	5,503,389,324	5,241,320,097	262,069,227
Investing activities	(929,558,817)	(667,489,590)	(262,069,227)
Financing activities	(3,372,335,137)	(3,372,335,137)	—
Effect of exchange rate changes	76,077,072	76,077,072	—
Net change in cash, cash equivalents, and restricted cash	1,277,572,442	1,277,572,442	—

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued
Recently Adopted Accounting Pronouncements - continued
Financial Instruments
In January 2016, the FASB issued ASU No.
 2016-01,
Financial Instruments – Overall (Subtopic 825-10)
, which requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. The Company adopted this standard update effective January 1, 2018, using the prospective method. The standard update did not have a material impact on the Company’s statement of financial position.
Stock Compensation
In June 2018, the FASB issued Accounting Standards Update No. 2018-07, Compensation-Stock Compensation (Topic 718):
Improvements to Nonemployee Share-Based Payment Accounting
. The new standard largely aligns the accounting for share-based payment awards issued to employees and nonemployees by expanding the scope of ASC 718 to apply to nonemployee share-based transactions, as long as the transaction is not effectively a form of financing. The Company adopted this standard update effective January 1, 2019. The standard update did not have a material impact on the Company’s statement of financial position.
Recent Accounting Pronouncements: Issued but not effective
In June 2016, the FASB issued ASU No.
 2016-13,
Financial Instruments – Credit Losses
(ASC 326):
Measurement of Credit Losses on Financial Instruments
. This ASU is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of the Company’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. This ASU is effective for interim and annual periods beginning after December 15, 2019, and early adoption is permitted. In addition, the FASB issued ASU No. 2018-19, ASU No. 2019-04 and ASU No. 2019-05, as the amendments related to ASU 2016-13. These updates will be effective upon adoption of ASU No. 2016-13. The Company is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements. The most significant impact of the standard relates to the accounting for allowance of loan principal and financing service fee receivables and risk assurance liabilities. The Company expect to measure the credit losses based on management’s best estimate using macroeconomic forecast assumptions applicable through the lifetime of the related assets. The Company will adopt the new standard effective December 15, 2019, using the modified retrospective transition method. Upon adoption of the standard on January 1, 2020, the Company recorded a RMB 47 million (US$ 7 million) increase to the allowance for receivables and a RMB 1,093 million

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued
Recent Accounting Pronouncements: Issued but not effective - continued
(US$ 157 million) increase to risk assurance liabilities. After adjusting for deferred taxes, a RMB 975 million (US$ 140 million) decrease was recorded in retained earnings through a cumulative-effect adjustment.
In January 2017, the FASB issued ASU No.
 2017-04,
Simplifying the Test for Goodwill Impairment
, which simplifies the accounting for goodwill impairment by eliminating Step two from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, as opposed to determining an implied fair value in Step two to measure the impairment loss. The guidance is effective for annual and interim impairment tests performed in periods beginning after December 15, 2019. Early adoption is permitted for all entities for annual and interim goodwill impairment testing dates on or after January 1, 2017. The guidance should be applied on a prospective basis. The Company does not believe this standard will have a material impact on its consolidated financial statements.
In August 2018, the FASB issued ASU
2018-13,
Fair Value Measurement (ASC 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement
, which eliminates certain disclosure requirements for fair value measurements for all entities, requires public entities to disclose certain new information and modifies some disclosure requirements. The guidance is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years. The Company is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.
In December 2019, the FASB issued ASU 2019-01,
Financial services – Depository and lending (ASC 942)
, which provides incremental industry-specific accounting and reporting guidance for depository and lending financial institutions and applies to finance companies. With the issuance of ASU 2019-01, the FASB clarified that lessors in the scope of ASC 942 must classify principal payments received under sales-type and direct financing leases in investing activities in the statement of cash flows. The guidance is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years. The guidance should be applied on a prospective basis. The Company does not believe this standard will have a material impact on its consolidated financial statements.
3. Restricted cash
Restricted cash are cash and cash equivalents that are not readily available for normal disbursement and mainly represents (i) cash held by the consolidated trusts through segregated bank accounts; and (ii) security deposits held in designated bank accounts for the provision of guarantee. Such restricted cash is not available to fund the general liquidity needs of the Company.

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

4.
Loan principal and financing service fee receivables
4.1 Loan principal and financing service fee receivables consists of the following:

	As of December 31,
	2018	2019
	RMB	RMB	US$
Short-term loan principal and financing service fee receivables:
Loan principal and financing service fee receivables	8,987,655,812	9,423,515,633	1,353,603,326
Less: allowance for loan principal and financing service fee receivables	(569,834,399)	(1,528,818,175)	(219,600,990)

Short-term loan principal and financing service fee receivables, net	8,417,821,413	7,894,697,458	1,134,002,336

Long-term loan principal and financing service fee receivables:
Loan principal and financing service fee receivables	681,153,632	458,311	65,832
Less: allowance for loan principal and financing service fee receivables	(15,500,802)	(34,726)	(4,988)

Long-term loan principal and financing service fee receivables, net	665,652,830	423,585	60,844

As of December 31, 2018 and 2019, loans amounting to RMB 1,511,540,000 and RMB 10,827,000 (US$ 1,555,201
),
 respectively, were transferred to certain Funding Partners, but were not derecognized upon transfer, as the loan principal and financing service fee receivables are not legally isolated in accordance with ASC 860,
Transfers and Servicing
.
4.2 The following table presents nonaccrual loan principal as of December 31, 2018 and 2019, respectively.

	As of December 31,
	2018	2019
	RMB	RMB	US$
Nonaccrual loan principal	298,090,833	629,975,114	90,490,263
Less: allowance for nonaccrual loan principal	(249,337,315)	(542,342,960)	(77,902,692)

Nonaccrual loan principal, net	48,753,518	87,632,154	12,587,571

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

4
. Loan principal and financing service fee receivables - continued
4
.3 The following table presents the aging of past-due loan principal and financing service fee receivables as of December 31, 2018:

	1-30 days	31-60 days	61-90 days	91-120 days	121-150 days	151-180 days	Total past due	Current	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Domestic consumer loans (uncollateralized)
– Loan principal	153,188,330	108,534,529	104,483,171	103,666,846	99,037,153	95,386,834	664,296,863	8,882,336,723	9,546,633,586
– Financing service fee receivables	4,328,154	5,544,754	7,107,525	—	—	—	16,980,433	105,195,425	122,175,858

	157,516,484	114,079,283	111,590,696	103,666,846	99,037,153	95,386,834	681,277,296	8,987,532,148	9,668,809,444

The following table presents the aging of
past-due
loan principal and financing service fee receivables as of December 31, 2019:

	1-30 days	31-60 days	61-90 days	91-120 days	121-150 days	151-180 days	Total past due	Current	Total	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$
Domestic consumer loans (uncollateralized)
– Loan principal	314,329,532	212,627,071	185,994,374	187,743,328	224,256,822	217,974,964	1,342,926,091	7,927,745,442	9,270,671,533	1,331,648,644
– Financing service fee receivables	6,233,044	8,117,518	10,668,868	—	—	—	25,019,430	128,282,981	153,302,411	22,020,514

	320,562,576	220,744,589	196,663,242	187,743,328	224,256,822	217,974,964	1,367,945,521	8,056,028,423	9,423,973,944	1,353,669,158

As of December 31, 2018 and 2019, all loans which are past due 90 days or more are nonaccrual.

F-
48

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

4
. Loan principal and financing service fee receivables - continued
4
.4 Movement of allowance for loan principal and financing service fee receivables is as follows:

	As of December 31,
	2018			2019
	Loan principal	Financing service fee receivables	Total	Loan principal	Financing service fee receivables	Total
	RMB	RMB	RMB	RMB	RMB	RMB	US$
Balance at the beginning of the year	506,296,690	12,957,316	519,254,006	568,224,324	17,110,877	585,335,201	84,078,141
Additions/ ( r everse )	1,139,260,526	4,153,561	1,143,414,087	2,149,665,886	9,570,033	2,159,235,919	310,154,833
Charge-offs	(1,077,332,892)	—	(1,077,332,892)	(1,215,718,219)	—	(1,215,718,219)	(174,626,996)

Balance at the end of the year	568,224,324	17,110,877	585,335,201	1,502,171,991	26,680,910	1,528,852,901	219,605,978

Evaluated for impairment on a portfolio basis	568,224,324	17,110,877	585,335,201	1,502,171,991	26,680,910	1,528,852,901	219,605,978

5
. Finance lease receivables
5
.1 Finance lease receivables consists of the following:

	As of December 31,
	2018	2019
	RMB	RMB	US$
Gross investment in finance lease receivables	1,381,250,930	749,932,364	107,721,044
Less: unearned income	(194,596,102)	(72,046,860)	(10,348,884)

Net investment in finance lease receivables	1,186,654,828	677,885,504	97,372,160
Less: allowance for finance lease receivables	(28,765,413)	(39,933,036)	(5,736,021)

Finance lease receivables, net	1,157,889,415	637,952,468	91,636,139

F-
49

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

5. Finance lease receivables - continued
5
.2 The following table presents nonaccrual finance lease receivables as of December 31, 2018 and 2019, respectively.

	As of December 31,
	2018	2019
	RMB	RMB	US$
Nonaccrual finance lease receivables	15,486,171	8,370,040	1,202,281
Less: allowance for nonaccrual financial lease receivables	(2,399,986)	(1,622,695)	(233,086)

Nonaccrual finance lease receivables, net	13,086,185	6,747,345	969,195

5.3 The following table presents the aging of past-due finance lease receivables as of December 31, 2018:

	1-30 days	31-60 days	61-90 days	90-1 20 days	120-150 days	150-180 days	Total past due	Current	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Finance lease receivables	28,615,122	16,647,141	11,380,743	6,484,050	6,107,653	2,894,468	72,129,177	1,114,525,651	1,186,654,828

The following table presents the aging of past-due finance lease receivables as of December 31, 2019:

	1-30 days	31-60 days	61-90 days	90- 120 days	120-150 days	150-180 days	Total past due	Current	Total	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$
Finance lease receivables	33,811,033	13,502,906	8,766,976	4,325,421	2,306,750	1,737,869	64,450,955	613,434,549	677,885,504	97,372,160

As of December 31, 2018 and 2019, all finance lease receivables which are past due 90 days or more are nonaccrual.
5.4 The following table presents the future minimum lease payments to be received:

	Less than 1 year	1 – 2 years	2 – 3 years	3 – 4 years	4 – 5 years	Total
	RMB	RMB	RMB	RMB	RMB	RMB
As of December 31, 2018
Finance lease receivables	550,315,459	496,391,986	284,434,371	50,109,114	—	1,381,250,930

	Less than 1 year	1 – 2 years	2 – 3 years	3 – 4 years	4 – 5 years	Total
	RMB	RMB	RMB	RMB	RMB	RMB
As of December 31, 2019
Finance lease receivables	444,697,424	258,140,571	46,157,291	937,078	—	749,932,364

	Less than 1 year	1 – 2 years	2 – 3 years	3 – 4 years	4 – 5 years	Total
	US$	US$	US$	US$	US$	US$
As of December 31, 2019
Finance lease receivables	63,876,788	37,079,573	6,630,080	134,603	—	107,721,044

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

5. Finance lease receivables - continued
5.5
Movement of allowance for finance lease receivables for the year ended December 31, 2018 and 2019 are as follows:

	As of December 31,
	2018	2019
	RMB	RMB	US$
Balance at the beginning of the year	—	28,765,413	4,131,893
Additions/ ( reverse )	32,010,270	30,236,266	4,343,168
Charge-offs	(3,244,857)	(19,068,643)	(2,739,040)

Balance at the end of the year	28,765,413	39,933,036	5,736,021

Evaluated for impairment on a portfolio basis	28,765,413	39,933,036	5,736,021

6. Other current assets
Other current assets consist of the following:

		As of December 31,
		2018	2019
		RMB	RMB	US$
Prepaid expenses		68,691,524	33,079,966	4,751,640
Prepayments for vehicles		30,944,103	—	—
Inventory		128,014,636	8,915,574	1,280,642
Deposits in trust protection fund	6.1	50,276,500	72,264,547	10,380,153
Guarantee deposits held by Funding Partners		568,378,857	743,294,858	106,767,626
Receivables from third party payment service providers	6.2	821,217,132	466,035,906	66,941,869
Receivables from service providers		117,432,654	203,700,889	29,259,802
Other receivables from customers		—	75,463,305	10,839,626
Others		48,388,467	63,409,004	9,108,130

Total		1,833,343,873	1,666,164,049	239,329,488
Less: Allowance for other current assets		(15,121,668)	(27,259,988)	(3,915,652)

		1,818,222,205	1,638,904,061	235,413,836

6.1 According to the relevant PRC regulations, the consolidated trusts are required to deposit 1% of the trusts’ capital to the trust protection fund, which will be released when the trusts are liquidated.
6.2 The Company has accounts with third-party payment service providers mainly to grant and collect loans. The balance of receivables from third-party payment service providers is unrestricted as to withdrawal and use and readily available to the Company on demand.

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

7. Lease
Sales-type lease
Sales-type lease income recognized consists of the following:

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Financing income	32,645	83,127,614	89,872,562	12,909,386
Sales income	26,083,472	1,359,261,392	89,150,614	12,805,684

Operating lease arrangements
The Company leases certain office premises under non-cancelable leases, and an operating lease arrangement with the local government of Xiamen for land use right
.
Lease costs under operating leases for the years ended December 31, 2017, 2018 and 2019 were
RMB 15,931,076, RMB 66,600,515 and RMB 30,856,490 respectively.
Future minimum lease payments under non-cancelable operating leases agreements consist of the following as of December 31, 2019:

	As of December 31,
	2018	2019
	RMB	RMB	US$
Year ending December 31,
1 year (Including 1 year)	29,504,842	23,907,380	3,434,080
1 year to 2 years (Including 2 years)	18,334,607	18,844,937	2,706,906
2 years to 3 years (Including 3 years)	13,269,047	4,388,769	630,408
Over 3 years	4,327,678	—	—

Total lease payment	65,436,174	47,141,086	6,771,394

Less: imputed interest		3,528,058	506,774

Present value of lease liabilities		43,613,028	6,264,620

The Company’s operating lease commitments have no renewal options, rent escalation clauses and restriction or contingent rents as of December 31, 2017, 2018 and 2019.
Supplemental lease cash flow disclosures

	For the years ended December 31,
	2019
	RMB	US$
Operating cash flows used in operating leases	26,788,051	3,847,863
ROU assets obtained in exchange for new operating lease liabilities	22,606,871	3,247,274

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

8. Investment in equity method investee
On October 17, 2016, the Company made a commitment to invest RMB 190 million in cash for 45.9% of the equity interest in Ganzhou QuCampus Technology Co., Ltd (“Ganzhou QuCampus”) which mainly operates computer services, advisory, and online merchandise services. As of December 31, 2019, the Company contributed RMB 70 million in Ganzhou QuCampus and held a 45.9% equity interest in Ganzhou QuCampus. As the Company has significant influence over Ganzhou QuCampus, Ganzhou QuCampus was accounted for as an equity method investment. The difference between the RMB 190 million and RMB 70 million is a commitment to make future contributions to Ganzhou QuCampus. The commitment generally would not be included in the initial measurement of equity method investment unless other authoritative guidance requires it. The cost of the investment over the proportional fair value of the assets and liabilities of the investee is reflected in the Company’s memo accounts as “equity method goodwill”. The equity method goodwill is not subsequently amortized and is not tested for impairment under ASC 350. Equity method investments is reviewed periodically for impairment in accordance with paragraph ASC
323-10-35-32.
The Company’s share of loss in
Ganzhou
QuCampus for the years ended December
31
,
2017
,
2018
and
2019
was RMB
20,676,273
, RMB
11,319,279
and RMB

3,419,825
(US$
491,227)
, respectively, which was recognized in the consolidated statements of comprehensive income. The Company expects that
Ganzhou
QuCampus has the ability to recover the carrying amount of the investment and determined that the investment is not impaired as of December
31
,
2018
and
2019
.
9. Long-term investments
In April 2019, the Company invested RMB 180 million for a 9% equity interest in Beijing Changba Technology Co., Ltd. In July 2019, the Company invested RMB 4,868,073 for an extra 0.2434%
equity interest in Beijing Changba Technology Co., Ltd. The per share consideration was the same as the April 2019 transaction. The Company can neither control nor exercise significant influence over the investee. The equity investment does not have a readily determinable fair value and does not qualify for the practical expedient to estimate fair value using the net asset value per share. The Company elected to measure the investment at its cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.
In July 2019, the Company subscribed for 550 Series A Preferred Shares from Great Alliance Co-living Limited (“Great Alliance”) at an aggregate purchase price of US$5.5 million (RMB 38 million), which represented a
5.21%
equity interest in the entity. The equity investment does not have a readily determinable fair value and does not qualify for the practical expedient to estimate fair value using the net asset value per share. The Company elected to measure the investment at its cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.
There were no observable price changes for the long-term investments since the acquisition date.
10. Short-term and long-term borrowings
In the ordinary course of business, the Company transfers loan principals to certain Funding Partners. However, in accordance with ASC 860
Transfers and Servicing
the loan principals are not derecognized upon transfer as they are not legally isolated. Hence, the Company continues to report the transferred loan principal in the consolidated balance sheets and account for the proceeds from the transfer as a secured borrowing with pledge of collateral.

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

10. Short-term and long-term
borrowings - continued
The following table presents short-term borrowings from the Funding Partners as of December 31, 2018 and 2019. Short-term borrowings include borrowings with terms shorter than one year, the current portion of the long-term borrowings and long-term borrowings with early repayment options that are exercisable by the Funding Partners on demand:

			As of December 31,
Funding Partners	Fixed annual rate (%)	Term*	2018	2019
			RMB	RMB	US$
Other institutions	8.5% - 11%	62 to 368 days	1,553,910,792	—	—
Trust beneficiaries	7% - 16%	12 to 24 months	2,250,801,743	842,977,069	121,086,080
Bank	3.92% - 12%	31 to 367 days	55,728,040	206,593,264	29,675,265

			3,860,440,575	1,049,570,333	150,761,345

*	Includes current portion of borrowings greater than 1 year.

The following table presents long-term borrowings from Funding Partners as of December 31, 2018 and 2019:

			As of December 31,
Funding Partners	Fixed annual rate (%)	Term	2018	2019
			RMB	RMB	US$
Trust beneficiaries	8% to 10%	13 to 36 months	413,400,000	—	—

			413,400,000	—	—

The weighted average interest rate for the outstanding borrowings was approximately 7.91% and 8.42% as of December 31, 2018 and 2019, respectively.
The following table sets forth the contractual obligations which has not included impact of discount of time value as of December 31, 2018. There were no long-term borrowings as of December 31, 2019:

	Payment due by period
	Less than 1 year	1 – 2 years	Greater than 2 years	Total
As of December 31, 2018 Long-term borrowings and interest payables (RMB)	36,560,000	159,548,333	289,673,333	485,781,666

In November 2019, the Company entered into a

revolving
credit
facility with
several
banks
.
The credit facility enables
the Company to borrow RMB1,200 million to be used
for
the construction
of the Company
’s

office buil
ding and innovation center
. The credit facility expires in
eight years and
is
guaranteed by
Xinjiang
Qudian
Technology Co., Ltd. and
Qufenqi
(
Ganzhou
) Information Technology Co., Ltd. and
collateralized
by the land-use-right
which has
a carrying amount of RMB
104
million (US$
15
million) as of December 31, 2019.
Drawdowns from the credit facility
will
incur

interest at a rate equal to the
Loan Prime Rate plus 0.295%
. The Company is required to comply with certain financial covenants, which has been met as of December 31, 2019. As of December 31, 2018, and 2019, the
Company has not drawn do
wn from the credit f
acility
.

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

11. Accrued expenses and other current liabilities
Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2018	2019
	RMB	RMB	US$
Accrued payroll	91,993,195	63,374,911	9,103,236
Tax payables	166,802,584	334,442,889	48,039,715
Payable to suppliers	57,353,842	27,252,968	3,914,644
Payable to external service providers	52,443,595	61,658,863	8,856,742
Payable to funding partner	66,198,839	74,271,550	10,668,441
Others	72,694,382	157,264,521	22,589,634

	507,486,437	718,265,702	103,172,412

12. Guarantee liabilities and risk assurance liabilities
12.1 Guarantee liabilities
The movement of guarantee liabilities
are
as follows:

	As of December 31,
	2018	2019
	RMB	RMB	US$
Balance at beginning of the year	46,981,325	302,604,578	43,466,428
Fair value of guarantee liabilities upon the inception of new loans	526,265,099	444,177,836	63,802,154
Performed guarantee	(387,234,512)	(1,423,270,618)	(204,440,032)
Change in fair value of guarantee liabilities	116,592,666	939,954,125	135,015,962

Balance at end of the year	302,604,578	263,465,921	37,844,512

As of December 31, 2018 and 2019, the maximum potential undiscounted future payment the Company would be required to make was RMB 10,703 million and RMB 2,223 million (US$ 319 million), respectively. The term of the guarantee is the same as the term of loans facilitated under the arrangements with the Funding Partners, which ranges from 1 month to 4 years, as of December 31, 2019.

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

12. Guarantee liabilities and risk assurance liabilities - continued

12.2 Risk assurance liabilities
The movement of risk assurance liabilities during  2019 are as follows:

	As of December 31,
	2019
	RMB	US$
Balance at the beginning of the year	—	—
Fair value of risk assurance liabilities upon the inception of new loans	1,711,712,149	245,872,066
Payouts	(660,824,276)	(94,921,468)
Changes in risk assurance liabilities	203,473,526	29,227,143

Balance at end of the year	1,254,361,399	180,177,741

As of December 31,
 2018 and
2019, maximum potential undiscounted future payment that the Company would be required to make was
RMB nil and RMB 11,916
million
 (
US$1,712 million
)
,

respectively. The term of the risk assurance liability is the same as the term of loans facilitated under the arrangements with the Funding Partners, which ranges from
1 month to 18 months, as of December 31, 2019.
13. Convertible senior notes
On July 1, 2019, the Company issued US$300 million convertible senior notes (the “Notes”) to several initial purchasers and an additional US$45 million principal amount of the Notes pursuant to the initial purchaser’s option to purchase additional Notes. The Notes are senior, unsecured obligations of the Company, and interest is payable semi-annually in cash at a rate of 1.00% per annum on July 1 and January 1 of each year, beginning on January 1, 2020. The Notes will mature on July 1, 2026 unless earlier repurchased, converted, or redeemed prior to such date.
The initial conversion rate of the Notes is 106.2756 of the Company’s ADS per US$1,000 principal amount of Notes (which is equivalent to an initial conversion price of approximately US$9.41 per
ADS) and will be subject to adjustment in certain events but will not be adjusted for accrued and unpaid interest, if any. The conversion rate will be subject to adjustment in certain events but will not be adjusted for accrued and unpaid interest, if any. In addition, following a make-whole fundamental change that occur prior to the maturity date or following the Company’s delivery of a notice of tax redemption, the Company will, under certain circumstances, increase the conversion rate for the Notes so surrendered for conversion by a number of additional ADSs. Upon conversion, the Company will be physically settled by delivering to the converting holder a number of ADSs equal to the conversion rate in effect immediately prior to the close of business on the relevant conversion date and pay cash in lieu of any fractional ADS deliverable upon conversion based on the last reported sale price of the ADSs on the relevant conversion date.
The holders may require the Company to repurchase for cash all or any portion of their Notes on July 1, 2022 (the “Repurchase Date”) at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the Repurchase Date.

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

13. Convertible senior notes - continued
The net proceeds from the issuance of the Notes were US$334 million (equivalent to RMB 2,290 million at the exchange rates in July 1, 2019), after deducting underwriting discounts and offering expenses of US$11 million (equivalent to RMB 73 million at the exchange rates in July 1, 2019) from the initial proceeds of US$345 million. The underwriting discounts and offering expenses are amortized at an effective interest rate of 2.07% to accrete the discounted carrying value of the Notes to its face value on July 1, 2022, the repurchase date of the Notes. As of December 31, 2019, the liability was
RMB 2,402 million (US$345 million), unamortized debt discount and offering expenses was RMB 62 million (US$9 million), and net carrying amount of the liability was RMB 2,340 million (US$336 million). The liability will be accreted over a remaining period of 2.5 years.
In connection with the issuance of the Notes, the Company purchased the capped call options on the Company’s ADS with certain counterparties by using US$28 million from the net proceeds of the Notes Offering to pay the cost of such transactions. A capped call is a call option purchased by the Company with a strike price equal to the conversion price but the settlement price is capped at an amount equal to what would be the strike price of the separate high strike call option.
The purpose of the capped call was to effectively raise the conversion price on the Notes from US$9.4095 (strike price) to US$12.9150 (cap price) per ADS, and mitigate the potential future dilution upon conversion of the Notes.
The cost of the capped call of US$28 million (equivalent to RMB 193 million) was recorded as a reduction of the Company’s additional paid-in capital on the consolidated statements of shareholders’ equity with no subsequent changes in fair value to
be recorded.
14. Cost of other revenues
Cost of other revenues consists of the following:

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Interest expenses of borrowings	686,889,761	547,368,755	288,241,857	41,403,352
Other lending related costs	170,060,910	184,417,017	247,530,755	35,555,568

	856,950,671	731,785,772	535,772,612	76,958,920

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

15. Interest and investment income, net
Interest and investment income, net consists of the following:

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Share of loss from equity method investment	(20,676,273)	(11,319,279)	(3,419,825)	(491,227)
Investment income of short-term investments	3,526,506	11,282,694	4,108,597	590,163
Interest income	21,360,670	35,776,919	44,117,299	6,337,053
Interest expense of convertible senior notes	—	—	(23,934,289)	(3,437,946)

	4,210,903	35,740,334	20,871,782	2,998,043

16. Income taxes
Cayman Islands
Under the current laws of the Cayman Islands, the Company and Qu Plus Plus are not subject to tax on income or capital gain arising in Cayman Islands. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.
British Virgin Islands
Under the current laws of the BVI, Qudian BVI and Qu Plus Plus BVI are not subject to tax on income or capital gains. In addition, upon payments of dividends by these companies to their shareholders, no British Virgin Islands withholding tax will be imposed.
Hong Kong
Qudian HK, Qufenqi HK and Qu Plus Plus HK are incorporated
 in
Hong Kong and are subject to Hong Kong profits tax of
16.5
% on their activities conducted in Hong Kong.
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

Qufenqi (Beijing) Information Technology Co., Ltd. is qualified as High and New Technology Enterprise and is subject to the preferential statutory tax rate of 15% for three years from 2018 to 2020. Xiamen Qudian Technology Co., Ltd. is qualified as High and New Technology Enterprise and is subject to a preferential statutory tax rate of 15%
for th
ree years
from 2019 to 2021
.

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

16
. Income taxes - continued
PRC - continued
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
The current and deferred component of income tax expenses which were substantially attributable to the Company’s PRC subsidiaries, VIEs and subsidiaries of the VIEs, are as follows:

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Current income tax expenses	353,218,915	285,682,721	494,121,097	70,976,055
Deferred income tax expenses	(97,672,912)	(127,952,203)	132,112,749	18,976,809

Total income tax expenses	255,546,003	157,730,518	626,233,846	89,952,864

F-
59

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

16
. Income taxes - continued
The principal components of the deferred tax assets and liabilities are as follows:

	As of December 31,
	2018	2019
	RMB	RMB	US$
Non-current deferred tax assets
Allowance for loan principal and financing service fee receivables	307,612,727	451,009,681	64,783,487
Allowance for finance lease receivable	8,002,568	15,561,634	2,235,289
Allowance for other current assets	3,124,847	8,417,241	1,209,061
Guarantee liabilities	30,238,834	211,029,776	30,312,531
Risk assurance liabilities	—	188,154,210	27,026,661
Share-based compensation	13,849,997	27,686,642	3,976,937
Investment loss under equity method	9,200,184	10,055,140	1,444,330
Deferred revenue	5,091,787	—	—
Net operating loss carry forwards	96,242,160	69,462,422	9,977,653
Less: valuation allowance	(229,950,290)	(385,481,892)	(55,371,009)

Total non-current deferred tax assets net of valuation allowance	243,412,814	595,894,854	85,594,940

Net non-current deferred tax assets	243,412,814	290,284,829	41,696,807

Non-current deferred tax liabilities
Contract assets	—	(411,735,303)	(59,142,076)
Uncollected revenue	—	(72,859,486)	(10,465,610)
Total non-current deferred tax liabilities	—	(484,594,789)	(69,607,686)
Net non-current deferred tax liabilities	—	(178,984,764)	(25,709,553)

The Company operates through its subsidiaries,
VIEs and subsidiaries of the VIEs and valuation allowance is considered on an individual entity basis. The Company recorded valuation allowance against deferred tax assets of those entities that were in a three-year cumulative financial loss and are not forecasting profits in the near future as of December 31, 2018 and 2019. In making such determination, the Company also evaluated a variety of factors including the Company’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.
As of December 31, 2018 and 2019, the Company had deferred tax assets related to net operating loss carry forwards of RMB 96,242,160 and RMB 69,462,422 (US$ 9,977,653
),
respectively, from its subsidiaries, VIEs and subsidiaries of the VIEs registered in the PRC, which can be carried forward to offset taxable income. The net operating losses will expire from
 years 2021 to 2025 if not utilized.

F-
60

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

1
6
. Income taxes - continued
Reconciliation between the income taxes expense computed by applying the PRC tax rate to profit before income taxes and the actual provision for income taxes is as follows:

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Profit before income tax	2,420,004,823	2,649,046,731	3,890,521,771	558,838,486
PRC statutory income tax rate	25%	25%	25%	25%
Income tax at statutory tax rate	605,001,206	662,261,683	972,630,443	139,709,622
Effect of different tax rates	(367,422,131)	(574,131,524)	(552,951,519)	(79,426,516)
Exempt income	(2,064,183)	(2,720,020)	(1,625,772)	(233,528)
Expenses not deductible for tax purposes	4,298,559	27,662,307	4,446,637	638,719
Adjustment on current income tax of the previous periods	—	(16,309,757)	2,453,713	352,454
Financial subsidy	(32,929,930)	(31,810,061)	—	—
Deferred only adjustment	—	—	72,206,605	10,371,830
Research and development super-deduction	—	—	(14,587,649)	(2,095,385)
Tax rate change	—	5,200,618	(11,870,214)	(1,705,049)
Changes in valuation allowance	48,662,482	87,577,272	155,531,602	22,340,717

Income tax expenses	255,546,003	157,730,518	626,233,846	89,952,864

As of December 31, 2019, the Company intends to permanently reinvest the undistributed earnings from foreign subsidiaries to fund future operations. As of December 31, 2019, the total amount of undistributed earnings from its PRC subsidiaries as well as VIEs is RMB 9,596 million (US$ 1,378 million). The amount of unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries is not determined because such a determination is not practicable.
Unrecognized Tax Benefit
As of December 31, 2018 and 2019, the Company had nil unrecognized tax benefit. A roll-forward of unrecognized tax benefits is as follows:

	For the years ended December 31,
	2018	2019
	RMB	RMB	US$
Balance at beginning of the year	—	—	—
Additions	74,169,005	54,637,111	7,848,130
Decreases	(74,169,005)	(54,637,111)	(7,848,130)

Balance at end of the year	—	—	—

F-
61

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

16
. Income taxes - continued
Unrecognized Tax Benefit - continued
In general, the PRC tax authority has up to
five years
to conduct examinations of the Company’s tax filings. Accordingly, as of December 31, 2019, the tax years ended December 31, 201
4
through period ended as of the reporting date for the Company’s PRC subsidiaries remain open to examination by the PRC tax authorities.
17
. Earnings per share
The following table sets forth the computation of basic earnings per share for the years ended December 31, 2017, 2018 and 2019:

	For the years ended December 31,
	2017		2018		2019
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
	Class A	Class B	Class A	Class B	Class A	Class A	Class B	Class B
Earnings per share – basic:
Numerator:
Allocation of net income attributable to Qudian Inc. for basic computation	1,077,159,077	1,087,299,743	1,994,976,030	496,340,183	2,520,194,155	362,003,240	744,093,770	106,882,382
Millions of Shares (denominator):
Weighted average number of ordinary share outstanding – basic	62.90	63.49	255.19	63.49	215.04	215.04	63.49	63.49
Denominator used for basic earnings per share	62.90	63.49	255.19	63.49	215.04	215.04	63.49	63.49
Earnings per share – basic	17.13	17.13	7.82	7.82	11.72	1.68	11.72	1.68

F-
62

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

17
. Earnings per share - continued
The following table sets forth the computation of diluted earnings per share for the years ended December 31, 2017, 2018 and 2019:

	For the years ended December 31,
	2017		2018		2019
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
	Class A	Class B	Class A	Class B	Class A	Class A	Class B	Class B
Earnings per share – diluted:
Numerator:
Interest charges applicable to the Convertible Senior Notes	—	—	—	—	18,876,619	2,711,457	5,057,670	726,489
Allocation of net income attributable to Qudian Inc. for diluted computation	1,714,215,136	450,243,684	2,000,018,251	491,297,962	2,574,495,457	369,803,134	689,792,468	99,082,488
Reallocation of net income attributable to Qudian Inc. as a result of conversion of Class B to Class A shares	450,243,684	—	491,297,962	—	694,850,138	99,808,977	—	—

Allocation of net income attributable to Qudian Inc	2,164,458,820	450,243,684	2,491,316,213	491,297,962	3,288,222,214	472,323,568	694,850,138	99,808,977
Millions of Shares (denominator):
Weighted average number of ordinary share outstanding– basic	62.90	63.49	255.19	63.49	215.04	215.04	63.49	63.49
Dilutive effect of preferred shares	177.36	—	—	—	—	—	—	—
Conversion of Class B to Class A ordinary shares	63.49	—	63.49	—	63.49	63.49	—	—
Adjustments for dilutive share options	1.47	—	3.28	—	3.45	3.45	—	—
Conversion of the Convertible Senior Notes to Class A ordinary share	—	—	—	—	18.48	18.48	—	—

Denominator used for diluted earnings per share	305.22	63.49	321.96	63.49	300.46	300.46	63.49	63.49
Earnings per share – diluted	7.09	7.09	7.74	7.74	10.94	1.57	10.94	1.57

F-
63

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

1
7
. Earnings per share - continued
The following table sets forth the computation of basic and diluted earnings per ADS for the years ended December 31, 2018 and 2019:

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	Class A	Class A	Class A	Class A
Earnings per share – ADS:
Denominator used for earnings per ADS – basic	41.44	113.82	184.70	184.70
Denominator used for earnings per ADS – diluted	41.44	114.99	199.24	199.24
Earnings per ADS – basic	17.13	7.82	11.72	1.68

Earnings per ADS – diluted	7.09	7.74	10.94	1.57

1
8
. Fair value measurements
Assets and liabilities disclosed at fair value

The Company measures its cash and cash equivalents, restricted cash, time deposits,
loan principal and financing service fee receivables, finance lease receivables, convertible senior notes and borrowings at amortized cost. The carrying value of loan principal and financing service fee receivables approximate their fair value due to their short-term nature and are considered a level 3 measurement. The fair value was estimated by discounting the scheduled cash flows through to estimated maturity using estimated discount rates based on current offering rates of comparable institutions with similar services. The carrying value of the Company’s debt obligations approximate fair value as the borrowing rates are similar to the market rates that are currently available to the Company for financing obligations with similar terms and credit risks and represent a level 2 measurement. The guarantee liabilities are presented as a level 3 measurement, with fair value estimated by discounting expected future payouts, net charge off rates, expected collection rates and a discount rate for time value.
Assets measured at fair value on a nonrecurring basis
The Company measured its property and equipment, intangible assets and equity method investment at fair value on a nonrecurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. For equity investments without readily determinable fair values for which the Company elected to use the measurement alternative, the equity investment is measured at fair value on a nonrecurring basis when there is an orderly transaction for identical or similar investments of the same issuer. There were no observable price changes for equity investments since the acquisition date.
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

F-
64

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

18
. Fair value measurements - continued
Assets and liabilities measured at fair value on a recurring basis - continued
Level 3 valuation hierarchy based on the significance of unobservable factors in the overall fair value measurement.
The Company did
no
t transfer any assets or liabilities in or out of level 3 during the years ended December 31, 201
8
and 201
9
.

The following table summarizes the Company’s financial assets and liabilities measured and recorded at fair value on recurring basis as of December 31, 2018 and 2019:

	As of December 31, 2018
	Active market (Level 1)	Observable input (Level 2)	Non-observable input (Level 3)	Total
	RMB	RMB	RMB	RMB
Liabilities:
Guarantee liabilities	—	—	302,604,578	302,604,578

	As of December 31, 2019
	Active market (Level 1)	Observable input (Level 2)	Non-observable input (Level 3)	Total
	RMB	RMB	RMB	RMB
Liabilities:
Guarantee liabilities	—	—	263,465,921	263,465,921

	As of December 31, 2019
	Active market (Level 1)	Observable input (Level 2)	Non-observable input (Level 3)	Total
	US$	US$	US$	US$
Liabilities:
Guarantee liabilities	—	—	37,844,512	37,844,512

At December 31, 2018 and 2019, the discounted cash flow methodology is used to estimate the fair value of guarantee liabilities. The significant unobservable inputs used in the fair value measurement of guarantee liabilities include the discount rate and expected delinquency rates applied in the valuation models. These inputs in isolation can cause significant increases or decreases in fair value. Specifically, when a discounted cash flow model is used to determine fair value, the significant input used in the valuation model is the discount rate applied to present value the projected cash flows. Increases in the discount rate can significantly lower the fair value of guarantee liabilities; conversely a decrease in the discount rate can significantly increase the fair value of the guarantee liabilities. The discount rate is determined based on the market rates. Increase in the expected delinquency rates can significantly increase the fair value of guarantee liabilities; conversely a decrease in the expected delinquency rates can significantly decrease the fair value of guarantee liabilities.
F-
65

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

18
.
Fair value measurements - continued
Significant Unobservable Inputs

		Range of Inputs Weighted - Average As of December 31,
Financial Liabilities	Unobservable Input	2018	2019
Guarantee liabilities	Discount rates	4.89%	4.35%
	Expected delinquency rates	0.32%- 10.47%	7.57%-10.20%

Refer to Note 1
2
 for additional information about Level 3 guarantee liabilities measured at fair value on a recurring basis for the years ended December 31, 2018 and 2019.
19
. Related party balances and transactions

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

F-
66

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

19
. Related party balances and transactions - continued
19
.
1
Amounts due from related parties

	As of December 31,
	2018	2019
	RMB	RMB	US$
Short-term amounts due from related parties
Ganzhou Happy Share Capital Management LLP	2,071	—	—

Total short-term amounts due from related parties	2,071	—	—

Total amounts due from related parties	2,071	—	—

The movement of the loan principal and financing service fee receivables due from key management and their immediate families is as follows:

	As of December 31,
	2018	2019
	RMB	RMB	US$
Balance at beginning of the year	1,000,000	—	—
Payments	(1,000,000)	—	—

Balance at end of the year	—	—	—

As of December 31, 2018 and 2019, the total outstanding balance, which was due on demand, interest free and uncollateralized due from these related parties, was RMB nil
and RMB
nil
(US$
nil
), respectively.
The Company does not plan to enter into similar transactions with related parties in the future.

F-
67

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

19
. Related party balances and transactions - continued
19
.
2
Transactions with related parties

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Service income
Key management and their immediate families	4,551	—	—	—

Cost of revenues
Alipay.com Co., Ltd.	114,175,547	58,835,038	—	—
Zhima Credit Management Co., Ltd.	21,435,176	9,265,375	—	—
Alibaba Cloud Computing Co., Ltd.	23,173,116	30,297,435	—	—
Chongqing Alibaba Small Loan Co., Ltd.	3,151,324	—	—	—
Ant Zhixin (Hangzhou) Information Technology Co., Ltd.	—	1,095,684	—	—
Guosheng Financial Holding Inc.	56,746,787	42,900,685	—	—
Guosheng Securities Asset Management Co., Ltd.	2,327,277	5,216,614	—	—

	221,009,227	147,610,831	—	—

Sales and marketing
Zhima Credit Management Co., Ltd.	16,033,107	—	—	—
Alipay.com Co., Ltd.	222,081,862	32,542,281	—	—

	238,114,969	32,542,281	—	—

20
. Share-based compensation
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
The Company has set up the Share Based Payment Trust for the purpose of holding options awarded to certain employees and underlying shares before they are exercised as instructed by the employees. Shares options held by Share Based Payment Trust are legally outstanding upon satisfaction of vesting conditions.
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

F-
68

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

20
. Share-based compensation - continued
Stock options - continued
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
On June 14, 2019, the Company granted 60,000 options to three independent non-executive directors under the 2016 Plan. On September 22, 2019, the Company granted 1,992,500 options under the 2016 Plan. On December 25, 2019, the Company granted 1,090,000 options under the 2016 Plan. 25% of the options will vest upon each subsequent anniversary of the engagement date.
For the year
s
ended December 31,

2018 and
2019, the Company estimated the fair value of the options based on the quoted share price at grant date. Due to the options low exercise price, the various assumptions used in the binomial option pricing model will not have a material impact in the calculation of the fair value of the options. For the year ended December 31, 2017, the Company calculated the estimated fair value of the options on the respective grant dates using a binomial option pricing model with assistance from independent valuation firm. Assumptions used to determine the fair value of share options granted during 2017 are summarized in the following table:

For the year ended December 31,
2017
Risk-free interest rate (%)	1.56 to 2.33
Volatility (%)	50.9 to 52.4
Expected exercise multiple	2.2 to 2.8
Dividend yield	Nil
Expected life (in years)	10
Exercise price	Nil
Fair value of ordinary shares (RMB)	81.94 to 94.22

The Company recognized compensation cost for the share options on a graded vesting basis. The total share-based compensation expenses recognized by the Company for the share option granted were RMB 64,055,851, RMB 57,981,487 and RMB 87,299,053 (US$ 12,539,724) for the years ended December 31, 2017, 2018 and 2019, respectively.

F-
69

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

20
. Share-based compensation - continued
Stock options - continued
A summary of share option activity under the 2016 Plan for the year ended December 31, 2019 is as follows:

	Number of shares	Weighted average exercise price	Weighted average grant date fair value	Weighted average remaining contractual term	Aggregated intrinsic value
		RMB	RMB	Years	RMB
Balance, December 31, 2017	15,752,273	—	28.51	8.97	1,358,130,772

Granted	3,636,000	—	53.79
Exercised	(3,590,783)	—	43.40
Forfeited	(583,975)	—	67.79

Balance, December 31, 2018	15,213,515	—	29.53	8.38	424,630,143

Granted	3,142,500	—	44.27
Exercised	(6,155,477)	—	54.72
Forfeited	(144,626)	—	83.44

Balance, December 31, 2019	12,019,912	—	19.87	8.18	578,275,151

Vested and expected to vest as of December 31, 2019	11,636,382	—	36.67	8.18	558,151,921

Exercisable, December 31, 2019	5,784,511	—	28.23	7.16	277,460,467

The aggregate intrinsic value in the table above represents the difference between the Company’s closing stock price on the last trading day in 2019 and the exercise price. Total intrinsic value of options exercised for the years ended December 31, 2017, 2018 and 2019 was RMB nil
, RMB 155,850,409 and RMB 338,242,304 (US$ 48,585,467
)
respectively.
As of December 31, 2019, total unrecognized compensation expense relating to unvested share options was RMB 173,853,323

(US$ 24,972,467
)
. The expense is expected to be recognized over a weighted-average period of 3.41 years.
For the years ended December 31, 2017, 2018 and 2019, the Company allocated share-based compensation expense as follows:

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Sales and marketing	1,890,690	5,641,771	4,482,323	643,845
General and administrative	42,848,932	38,586,741	74,311,629	10,674,198
Research and development	19,316,229	13,752,975	8,505,101	1,221,681

	64,055,851	57,981,487	87,299,053	12,539,724

F-
70

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

21
. Commitments and contingencies
Capital Commitments
The Company’s capital commitments relate primarily to commitments in connection with its plan to build an office building and innovation center. Total capital commitments contracted but not yet reflected in the financial statements amounted to RMB 1,156,300,893 (US$
166,092,231
) as of December 31, 2019. All of the commitments relating to the construction will be settled in installments.
Investment Commitment
The Company’s investment commitment relates to its equity method investee Ganzhou QuCampus. Refer to Note 8 for additional information.
For information regarding Operating lease commitments, see Note 7.
22
. Ordinary shares
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
canceled.
Upon completion of the IPO in October 18, 2017, 222,460,486 Class A ordinary shares were issued upon conversion of all convertible preferred shares. Meanwhile, 266,559,398 Class A ordinary shares and 63,491,172 Class B ordinary shares were issued and outstanding. In addition, immediately following the closing of the IPO, the Memorandum and Articles of Association was amended and restated such that the authorized share capital increased to 800,000,000 ordinary shares at a par value of US$
0.0001
per share, of which 656,508,828 shares as Class A ordinary shares and 63,491,172 as Class B ordinary shares. The rights of the holders of Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights. Each share of Class A ordinary shares is entitled to one
vote per share and is not convertible into Class B ordinary shares under any circumstances. Each share of Class B ordinary shares is entitled to ten
votes per share and is convertible into one Class A ordinary share at any time by the holder thereof. Upon any transfer of Class B ordinary shares by the holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares would be automatically converted into equal number of Class A ordinary shares.
As of December 31, 2019
,
there were 200,711,030 and 63,491,172 Class A and Class B ordinary shares issued, 190,238,854 and 63,491,172 Class A and Class B ordinary shares outstanding respectively.

F-
71

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

23. Treasury shares
On Nov
ember 11, 2017, the Board of Directors of the Company authorized a share repurchase program (“Share Repurchase Program”), pursuant to which the Company was authorized to repurchase its own issued and outstanding American depositary shares (“ADSs”) up to an aggregate value of US$
100
 million from the open market, in negotiated transactions off the market, or through other legally permissible means in accordance with applicable securities laws from time to time.
On November 25, 2017, the Board of Directors of the Company authorized an amendment to the Share Repurchase Program by increasing the maximum amount from US$
100
 million to US$300 million. As of December 31, 2017, the Company had repurchased under the Share Repurchase Program an aggregate of 4,537,115 ADSs, representing 4,537,115 Class A ordinary shares, at an average price of $14.03 per ADS, for US$63,658,143 (RMB
421,164,802
).
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
On April
12
, 2019, the Company entered into an ADS Repurchase Agreement with Kunlun Group Limited to repurchase an aggregate of 18,173,885 ADSs, representing 18,173,885 Class A ordinary shares, at an average price of $5.678 per ADS, for US$103,191,319 (RMB 693,505,683).
All of the shares were repurchased and canceled subsequently.
On August 23, 2019, the Company entered into a forward share repurchase agreement with Citibank, N.A. under which it will repurchase up to US$195 million worth of its outstanding American depositary shares (“ADSs”) representing its Class A ordinary shares. The forward share repurchase agreement was completed in October 2019. The Company received 26,169,241 deliveries of ADSs and all of them were cancelled.
As of December 31, 201
9
, the Company repurchased an aggregate of 82,118,000 ADSs, representing 82,118,000 Class A ordinary shares under the Share Repurchase Program, at an average price of $6.96 per ADS, for US$ 571,768,510 (RMB
3,918,628,666
). As of December 31, 201
9
, 71,645,824 shares were cancelled. The remaining balance of treasury shares represents 10,472,176 Class A ordinary shares, at an average price of $5.01 per ADS, for US$ 52,423,156 (RMB
362,130,324
). These
shares
were recorded at their purchase cost on the consolidated balance sheets and have not been cancel
l
ed as of December 31, 201
9
.
24
. Segment reporting
The operations of the Company are organized into two segments, consisting of installment credit services and transaction services. Installment credit services represents traditional online installment credit business, including cash installment credit services and merchandise installment credit services. The Company refers borrowers to the Funding Partners which directly fund the credit drawdowns to the borrowers. For each successful transaction, the Company typically receives a pre-agreed recurring service fee throughout the term of the loans.
The Company derives the results of the segments directly from its internal management reporting system. The CODM measures the performance of each segment based on its operating results and uses these results to evaluate
F-
72

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

24
. Segment
reporting - continued
the performance of, and to allocate resources to, each of the segments. The company does not allocate assets to its segments as the CODM does not evaluate the performance of segments using assets information. The Company does not allocate any share-based compensation expenses to its segments as the CODM does not use this information to measure the performance of the operating segments. As substantially all of the Company’s long-lived assets and revenues are located in and derived from the PRC, geographical segments are not presented.
The table below provides a summary of the Company’s operating segment results for the years ended December 31, 2017, 2018 and 2019.

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Revenues:
Installment credit services	4,775,366,052	7,692,342,304	6,640,579,666	953,859,587
– Financing income	3,642,183,767	3,535,275,780	3,510,054,957	504,187,849
– Sales commission fee	797,167,074	307,492,444	356,811,512	51,252,767
– Penalty fee	7,922,387	28,012,630	44,354,000	6,371,053
– Sales income	26,083,472	2,174,788,821	431,945,882	62,045,144
– Loan facilitation income	302,009,352	1,618,438,688	2,097,593,931	301,300,515
– Post-origination services fee	—	28,333,941	199,819,384	28,702,259
Transaction services	—	—	2,199,463,876	315,933,218
– Transaction services fee	—	—	2,161,854,715	310,531,000
– Post-origination services fee	—	—	37,609,161	5,402,218

Total consolidated revenues	4,775,366,052	7,692,342,304	8,840,043,542	1,269,792,805
Income from operations:
Installment credit services	2,485,281,654	2,747,349,633	2,005,858,668	288,123,571
Transaction services	—	—	1,930,195,468	277,255,231

Total segment income from operations	2,485,281,654	2,747,349,633	3,936,054,136	565,378,802
Unallocated expenses	(64,055,851)	(57,981,487)	(87,299,053)	(12,539,724)

Total consolidated income from operations	2,421,225,803	2,689,368,146	3,848,755,083	552,839,078
Total other expense, net	(1,220,980)	(40,321,415)	41,766,688	5,999,408

Net income before income taxes	2,420,004,823	2,649,046,731	3,890,521,771	558,838,486

25
. Restricted net assets
The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s subsidiaries, VIEs and subsidiaries of the VIEs incorporated in PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The consolidated results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries.

F-
73

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

25
. Restricted net assets - continued
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
Under PRC regulations, the Company’s subsidiary in the PRC with a license to provide financing guarantee service is required to provide a statutory reserve, which is appropriated from net income as reported in the Company’s statutory accounts. The Company is required to allocate 10% of its after tax profits to the statutory reserve. The statutory reserves can only be used for specific purposes and not distributable as cash dividends.
Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the Board of Directors of the subsidiaries. The PRC entities are also subject to similar statutory reserve requirements. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances or cash dividends.
Amounts restricted that include
paid-in
capital and statutory reserve funds, as determined pursuant to PRC GAAP, were RMB 6,482 million and RMB 6,257 million (US$ 899 million) as of December 31, 2018 and 2019.
26
. Condensed financial information of the parent company
The following is the condensed financial information of the Company on a parent company only basis.
Condensed balance sheets

	As of December 31,
	2018	2019
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	543,307,703	977,408,741	140,395,981
Short-term amounts due from related parties	2,970,270,234	2,640,126,978	379,230,512
Other current assets	1,715,437	618,772	88,880

Total current assets	3,515,293,374	3,618,154,491	519,715,373

F-
74

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

26
. Condensed financial information of the parent company - continued
Condensed balance sheets - continued

	As of December 31,
	2018	2019
	RMB	RMB	US$
Non-current assets:
Investments in subsidiaries, VIEs and VIEs’ subsidiaries	7,312,249,746	10,666,422,196	1,532,135,683

Total non-current assets	7,312,249,746	10,666,422,196	1,532,135,683

TOTAL ASSETS	10,827,543,120	14,284,576,687	2,051,851,056

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities:
Accrued expenses and other current liabilities	2,536,138	16,524,612	2,373,612
Short-term amounts due to related parties	4,393,726	4,448,876	639,041

Total current liabilities	6,929,864	20,973,488	3,012,653

Non-current liabilities
Convertible senior notes	—	2,339,551,570	336,055,556

Total non-current liabilities	—	2,339,551,570	336,055,556

TOTAL LIABILITIES	6,929,864	2,360,525,058	339,068,209

Commitments and contingencies
Shareholders’ equity
Class A Ordinary shares (US$0.0001 par value; 656,508,828 shares authorized, 243,425,092 shares issued and 232,952,916 shares outstanding, as of December 31, 2018; 656,508,828 shares authorized, 200,711,030 shares issued and 190,238,854 shares outstanding, as of December 31, 2019)	161,442	131,638	18,908
Class B Ordinary shares (US$0.0001 par value; 63,491,172 shares authorized, 63,491,172 shares issued and outstanding, as of December 31, 2018 and 2019)	43,836	43,836	6,297
Treasury shares	(362,130,324)	(362,130,324)	(52,016,766)
Additional paid-in capital	4,030,410,733	3,967,733,108	569,929,200
Accumulated other comprehensive loss	(44,858,239)	(12,965,166)	(1,862,330)
Retained earnings	7,196,985,808	8,331,238,537	1,196,707,538

Total shareholders’ equity	10,820,613,256	11,924,051,629	1,712,782,847

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	10,827,543,120	14,284,576,687	2,051,851,056

F-
75

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

26
. Condensed financial information of the parent company - continued
Condensed statements of comprehensive income

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Share-based compensation expense	(66,522,766)	(55,734,443)	(87,299,053)	(12,539,724)
General and administrative	(7,263,250)	(26,615,449)	(43,146,732)	(6,197,640)
Interest and investment income, net	6,189,009	9,919,513	(10,149,429)	(1,457,874)
Other non-interest income	—	5,701,978	20,498,736	2,944,459
Foreign exchange loss, net	—	(92,089,724)	9,946,070	1,428,664
Share of profit in subsidiaries, VIEs and VIEs’ subsidiaries	2,315,454,720	2,549,589,488	3,374,438,333	484,707,738

Net income before income taxes	2,247,857,713	2,390,771,363	3,264,287,925	468,885,623
Income tax expense	—	—	—	—

Net income	2,247,857,713	2,390,771,363	3,264,287,925	468,885,623

Other comprehensive income
Foreign currency translation adjustment	(329,387,410)	284,529,171	31,893,073	4,581,153

Total comprehensive income	1,918,470,303	2,675,300,534	3,296,180,998	473,466,776

Condensed statements of cash flows

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income	2,247,857,713	2,390,771,363	3,264,287,925	468,885,623
Adjustments to reconcile net income to net cash used in operating activities:
Share of profit in subsidiaries, VIEs and VIEs’ subsidiaries	(2,315,454,720)	(2,549,589,488)	(3,374,438,333)	(484,707,738)
Share-based compensation expense	66,522,766	55,734,443	87,299,053	12,539,724
Amortization of convertible senior notes	—	—	23,934,289	3,437,946
Foreign exchange (income)/loss net	—	92,089,724	(9,946,070)	(1,428,664)
Changes in operating assets and liabilities:
Receivables from related party	(22,577)	(5,508,535)	(34,551)	(4,963)
Payable to employees	—	—	(2,312,714)	(332,201)
Other current receivables	(4,564,046)	2,848,608	1,096,665	157,526
Other current payables	1,378,058	1,158,081	4,292,086	616,520

F-
76

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

26. Condensed financial information of the parent company - continued
Condensed statements of cash flows - continued

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Net cash used in operating activities	(4,282,806)	(12,495,804)	(5,821,650)	(836,227)
Net cash provided by /(used in) investing activities	(2,033,240,388)	(562,307,977)	330,197,330	47,429,879
Net cash provided by/(used in) financing activities	4,881,181,230	(1,410,797,361)	9,587,663	1,377,182
Effect of exchange rate changes on cash and cash equivalents	(331,854,326)	17,105,135	100,137,695	14,383,880

Net increase/(decrease) in cash and cash equivalents	2,511,803,710	(1,968,496,007)	434,101,038	62,354,714
Cash and cash equivalents at beginning of the year	—	2,511,803,710	543,307,703	78,041,268

Cash and cash equivalents at end of the year	2,511,803,710	543,307,703	977,408,741	140,395,982

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
The parent company records its investment in its subsidiaries and VIEs under the equity method of accounting as prescribed in ASC 323,
Investments-Equity Method and Joint Ventures
. Such investments are presented on the condensed balance sheets as “Investment in subsidiaries and VIEs” and their respective profit or loss as “Equity in profits of subsidiaries and VIEs” on the condensed statements of comprehensive income. Equity method accounting ceases when the carrying amount of the investment, including any additional financial support, in a subsidiary and VIEs is reduced to zero unless the parent company has guaranteed obligations of the subsidiary and VIEs or is otherwise committed to provide further financial support. If the subsidiary and VIEs subsequently reports net income, the parent company shall resume applying the equity method only after its share of that net income equals the share of net losses not recognized during the period the equity method was suspended.
The parent company’s condensed financial statements should be read in conjunction with the Company’s consolidated financial statements
.

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

27. Subsequent events
In December 2019, novel coronavirus (COVID-19) was first reported to have surfaced in Wuhan, China. Subsequent to December 31, 2019, COVID-19 has spread rapidly to many parts of China and other parts of the world. The epidemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in China and elsewhere.
Substantially all of the Company’s revenue and workforce are concentrated in China. Consequently, the COVID-19 outbreak may materially adversely affect the Company’s financial condition and operating results for 2020, including but not limited to material negative impact to the Company’s total revenues, credit drawdowns, proceeds from collection of loan principal and finance lease receivables, additional allowance for loan principal and finance lease receivables, guarantee liabilities, risk assurance liabilities and significant downward adjustments or impairment to the Company’s long-term investments. Due to the significant uncertainties surrounding the COVID-19 outbreak, the extent of the business disruption and the related financial impact cannot be reasonably estimated at this time.
In February and March 2019, Xiamen Qudian, our consolidated VIE, entered into two term loans with China Construction Bank with an aggregate principal amount of RMB195.0 million (US$28.0 million). Each term loan has a fixed interest rate of 3.915% per annum and a term of 12 months. As collateral for such borrowings, our subsidiary Qufenqi (HK) Limited deposited US$33.2 million in a bank account designated by China Construction Bank. We receive interest on such deposits at rates ranging from 3.279% to 3.292% per annum. We fully repaid such borrowings by end of March 2020.
In March and April 2020, the Company repurchased convertible senior notes at market price, with a principal amount of US$170,000,000.