Form 20-F
period 2020-12-31
Qudian Inc.
filed 2021-04-29
CIK 1692705

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended
December 31, 2020
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
Class A Ordinary Shares, par value US$0.0001 per share*

*	Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares.
Securities registered or to be registered pursuant to Section 12(g)
None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.	189,514,026 Class A ordinary shares 63,491,172 Class B ordinary shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.	☐ Yes ☒ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.	☐ Yes ☒ No
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding
12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.	☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation
S-T
(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).	☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule
12b-2
of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☐
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

•	“Qudian marketplace” are to our online marketplace where consumers purchase merchandise offered by third-party merchandise suppliers with our merchandise credit products;

•	“registered users” are to individuals who have registered with us;

•	“repeat borrowers” are to active borrowers in the specified period who have made at least two drawdowns since such borrowers’ registration with us until the end of the specified period;

•	“RMB” or “Renminbi” are to the legal currency of China;

•	“small credit products” are to cash or merchandise credit products that are less than RMB5,000 in amount;

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
The translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.525 to US$1.00, the exchange rates set forth in the H. 10 statistical release of the Federal Reserve Board on December 31, 2020. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On March 31, 2021, the noon buying rate for Renminbi was RMB 6.5518 to US$1.00.

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
The following selected consolidated statements of operations for the years ended December 31, 2018, 2019 and 2020 and selected consolidated balance sheets as of December 31, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected consolidated statements of operations for the years ended December 31, 2016 and 2017 and selected consolidated balance sheets as of December 31, 2016, 2017 and 2018 have been derived from our audited consolidated financial statements not included in this annual report.
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

	Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Condensed Consolidated Statement of Operations Data:
Revenues
Financing income	1,271,456	3,642,184	3,535,276	3,510,055	2,102,665	322,248
Sales commission fee	126,693	797,167	307,492	356,812	80,992	12,413
Sales income	—	26,083	2,174,789	431,946	610,793	93,608
Penalty fees	22,943	7,922	28,013	44,354	72,235	11,070
Guarantee income	—	—	—	—	826,198	126,620
Loan facilitation income and other related income	21,754	302,010	1,646,773	2,297,413	131,633	20,174
Transaction services fee and other related income	—	—	—	2,199,464	(136,542)	(20,926)
Total revenues	1,442,846	4,775,366	7,692,343	8,840,044	3,687,974	565,207

Cost of revenues
Cost of goods sold	—	(23,895)	(2,003,642)	(366,015)	(645,083)	(98,864)
Cost of other revenues	(267,862)	(856,951)	(731,786)	(535,773)	(217,271)	(33,298)

Total cost of revenues	(267,862)	(880,846)	(2,735,428)	(901,788)	(862,354)	(132,162)

	Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Operating expenses(1)
Sales and marketing	(182,458)	(431,749)	(540,551)	(280,616)	(293,282)	(44,947)
General and administrative	(108,786)	(183,674)	(255,867)	(286,059)	(285,905)	(43,817)
Research and development	(52,275)	(153,258)	(199,560)	(204,781)	(170,691)	(26,160)
Changes in guarantee liabilities and risk assurance liabilities	(861)	(150,152)	(116,593)	(1,143,427)	87,894	13,470
Provision for receivables and other assets	(132,176)	(605,164)	(1,178,723)	(2,283,126)	(1,641,362)	(251,550)

Total operating expenses	(476,556)	(1,523,997)	(2,291,294)	(4,198,009)	(2,303,346)	(353,004)

Other operating income	14,646	50,703	23,748	108,508	343,324	52,617

Income from operations	713,074	2,421,226	2,689,369	3,848,755	865,598	132,659

Interest and investment income, net	6,663	24,887	47,060	24,292	708,251	108,544
Loss from equity method investments	(4,805)	(20,676)	(11,319)	(3,420)	(370,039)	(56,711)
Foreign exchange gain/(loss), net	(9,651)	(7,177)	(90,771)	6,635	(107)	(16)
Other income	47	2,108	15,231	24,583	26,358	4,040
Other expenses	(1,834)	(363)	(522)	(10,323)	(9,263)	(1,420)

Net income before income taxes	703,493	2,420,005	2,649,047	3,890,522	1,220,798	187,095
Income tax expenses	(126,840)	(255,546)	(157,731)	(626,234)	(261,979)	(40,150)

Net income	576,653	2,164,459	2,491,316	3,264,288	958,819	146,945

Net Income attributable to Qudian Inc.’s shareholders	576,653	2,164,459	2,491,316	3,264,288	958,819	146,945

Earnings per share for Class A and Cass B ordinary shares
— Basic	7.27	17.13	7.82	11.72	3.78	0.58
Earnings per share for Class A and Class B ordinary shares
— Diluted	1.90	7.09	7.74	10.94	3.59	0.55
Earnings per ADS (1 Class A ordinary shares equals 1 ADSs)
— Basic		17.13	7.82	11.72	3.78	0.58
Earnings per ADS (1 Class A ordinary shares equals 1 ADSs)
— Diluted		7.09	7.74	10.94	3.59	0.55
Weighted average number of Class A and Class B ordinary shares outstanding
— Basic	79,305,191	126,390,196	318,685,836	278,531,382	253,658,448	253,658,448

	Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Weighted average number of Class A and Class B ordinary shares outstanding
— Diluted	303,778,745	305,221,444	321,955,142	300,457,711	274,333,161	274,333,161

Other comprehensive (loss)/income:
Foreign currency translation adjustment	—	(77,947)	33,089	31,893	(38,455)	(5,893)

Total comprehensive income	576,653	2,086,512	2,524,405	3,296,181	920,364	141,052

Total comprehensive income attributable to Qudian Inc.’s shareholders	576,653	2,086,512	2,524,405	3,296,181	920,364	141,052

(1)	Share-based compensation expenses are allocated in operating expenses as follows:

	Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Sales and marketing	690	1,891	5,641	4,482	1,912	293
General and administrative	18,986	42,849	38,587	74,312	40,895	6,267
Research and development	2,457	19,316	13,753	8,505	2,827	433

Total share-based compensation expenses	22,134	64,056	57,981	87,299	45,634	6,994

	As of December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheets:
Cash and cash equivalents	785,770	6,832,306	2,501,188	2,860,938	1,537,558	235,641
Restricted cash and cash equivalent	—	2,252,646	339,827	1,257,649	135,404	20,752
Time deposits	—	—	—	231,132	—	—
Short-term amounts due from related parties(1)	585,906	551,215	2	—	—	—
Short-term investments	—	—	—	—	5,042,314	772,768
Short-term loan principal and financing service fee receivables, net	4,826,791	8,758,545	8,417,821	7,894,697	3,940,461	603,902
Short-term finance lease receivables, net	—	8,508	508,647	398,256	179,613	27,527
Short-term contract assets	—	—	903,436	2,741,914	92,813	14,224
Long-term loan principal and financing service fee receivables	87,822	—	665,653	424	—	—
Long-term finance lease receivables, net	—	17,900	649,243	239,697	28,771	4,409
Long-term contract assets	—	—	15,597	273,597	23,094	3,539
Total assets	7,117,599	19,380,416	16,253,375	18,361,604	13,398,032	2,053,338

Short-term borrowings and interest payables	4,183,231	7,979,415	3,860,441	1,049,570	—	—
Long-term borrowings and interest payables	76,052	510,024	413,400	—	102,415	15,696
Convertible senior notes	—	—	—	2,339,552	822,005	125,978

Total liabilities	4,604,010	9,840,049	5,432,762	6,437,552	1,488,188	228,075

Total mezzanine equity	5,943,978	—	—	—	—	—

Non-controlling interest	—	—	—	—	10,000	1,533

Total Qudian Inc. shareholders’ equity / (deficit)	(3,430,389)	9,540,367	10,820,613	11,924,052	11,899,844	1,823,730

Total shareholders’ equity / (deficit)	(3,430,389)	9,540,367	10,820,613	11,924,052	11,909,844	1,825,263

(1)
Includes RMB404.6 million and RMB549.8 million deposited in our Alipay accounts as of December 31, 2016 and 2017. Such amount is unrestricted as to withdrawal and use and readily available to us on demand.

Non-GAAP
Measure
Adjusted Net Income
We use adjusted net income, a
non-GAAP
financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that adjusted net income help identify underlying trends in our business by excluding the impact of (i) share-based compensation expenses, which are non-cash
charges, and (ii) convertible senior notes buyback income, which is non-cash
and
non-recurring.
We believe that adjusted net income provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

	For the year ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Adjusted net income(1)	598,787	2,228,515	2,549,297	3,351,587	382,344	58,597

(1)	Adjusted net income is defined as net income excluding share-based compensation expenses and convertible senior notes buyback income.

Adjusted net income is not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. This non-GAAP
financial measure has limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for net income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP.
We mitigate these limitations by reconciling the
non-GAAP
financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance.
The following table reconciles our adjusted net income in the years presented to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net income:

	For the year ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Net income	576,653	2,164,459	2,491,316	3,264,288	958,819	146,945
Add: share-based compensation expenses	22,134	64,056	57,981	87,299	45,634	6,994
Less: Convertible senior notes buyback income	—	—	—	—	622,109	95,342
Adjusted net income	598,787	2,228,515	2,549,297	3,351,587	382,344	58,597
Exchange Rate Information
Substantially all of our operations are conducted in China and all of our revenues is denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.525 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2020. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

A.	Capitalization and Indebtedness
Not Applicable.

B.	Reasons for the Offer and Use of Proceeds
Not Applicable.

C.	Risk Factors Risks Related to Our Business and Industry
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
In addition, we have limited experience in serving our current target borrower base. In November 2015, we shifted our focus from college students to young consumers in general, a more diverse customer base for whom traditional credit data is often unavailable. Through our technology platform, we operate (i) a loan book business, whereby we offer small credit products to consumers and undertake the related credit risk, and (ii) a transaction services business, whereby we offer loan recommendation and referral services to third-party financial service providers and assume no credit risk. We evaluate and approve prospective borrowers’ credit applications submitted online, and we currently rely on institutional funding partners and trusts established in collaboration with trust companies to fund such credit drawdowns. In the second half of 2018, we launched an open platform for transaction services business. As our business develops or in response to competition, we may continue to introduce new credit products and services, make adjustments to our existing credit products and services, make adjustments to our business operation in general, or look for other business opportunities in the market. For example, we may implement more stringent credit approval standards to reduce the delinquency rates of transactions facilitated by us, which may negatively affect the growth of our business. We will also seek to expand the base of prospective borrowers that we serve, which may result in higher delinquency rates of transactions facilitated by us. In addition, we rely on our institutional funding partners to fund the credit that we facilitate. Our ability to continuously attract low-cost
funding sources is also critical to our business. Any significant change to our business model not achieving expected results may have a material and adverse impact on our financial condition and results of operations. It is therefore difficult to effectively assess our future prospects.
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
China’s online consumer finance industry was affected by several regulatory developments in the fourth quarter of 2019, including further restrictions on loan collection practices, more stringent user data privacy rules and the requirements for P2P lending platforms to orderly exit their P2P businesses. These regulatory developments have reduced the availability of funding for consumer credit and driven up delinquency rates across the online consumer finance industry, including our loan portfolio. Our D1 delinquency rate, a more real-time representation of our portfolio asset quality, rose to around 13% as of the end of the fourth quarter of 2019, from around 10% as of the end of the previous quarter. To better protect our company and our institutional funding partners from these industry headwinds, we implemented significantly stricter standards for credit approvals and decreased reliance on certain third-party data providers who previously provided information we used in evaluating prospective borrowers. Accordingly, the amounts of transactions we facilitated under our loan book business and transaction services business decreased by 36.2% and 19.7%, respectively, in the fourth quarter of 2019 as compared with the amounts in the preceding quarter. As a result of our revenue recognition policy under ASC606, the decrease in transaction volumes in the fourth quarter of 2019 had a more pronounced impact on our revenue for such quarter. According to ASC606, the major portion of revenue from the loan facilitation process is recognized at the time we successfully match borrowers and institutional funding partners. As such, our loan facilitation income and other related income decreased by 21.1% to RMB460.0 million in the fourth quarter of 2019 as compared to that in the third quarter in 2019. Furthermore, we recognized significant amounts of changes in guarantee liabilities and risk assurance liabilities and provision for receivables and other assets for the fourth quarter of 2019 due to the rise in delinquency rates, which adversely affected net income for such quarter. In the fourth quarter of 2019, we recognized changes in guarantee liabilities and risk assurance liabilities of RMB735.7 million and provision for receivables and other assets of RMB707.2 million, as compared to changes in guarantee liabilities and risk assurance liabilities of RMB328.6 million and provision for receivables and other assets of RMB691.1 million in the third quarter of 2019.
Starting in January 2020, the outbreak of
COVID-19
coronavirus has significantly impacted the Chinese economy. The government measures designed to control the spread of the virus have also resulted in a decline in economic activities in China. The pandemic has exacerbate the already existing challenges in the consumer credit sector. The decrease in consumer spending and the rise in unemployment rates contributed to a further decrease in the amount of transactions we facilitate and a rise in delinquency rates in the outstanding transactions. The amounts of transactions we facilitated under our loan book business and transaction services business decreased by 52.8% and 68.0%, respectively, in the first quarter of 2020 as compared with the amounts in the preceding quarter. Our D1 delinquency rate was approximately 21% as of the end of the first quarter of 2020.
In response to the challenging market for our credit business, we have implemented more stringent credit approval standards to protect our net assets. The amount of transactions we facilitated under our loan book business decreased by 69.8% in 2020, as compared with the amount in 2019. Meanwhile, as some of our institutional funding partners have also tightened their credit approval standards, the amount of transactions we facilitated under our transaction services business decreased by 83.0% in 2020, as compared with the amount in 2019. As a result of the decreases in transaction activities on our platform, our total revenues decreased by 58.3%
year-on-year
to RMB3,688.0 million (US$565.2 million) in 2020, and our net income decreased by 70.6%
year-on-year
to RMB958.8 million (US$146.9 million) in 2020.
The
COVID-19
coronavirus outbreak and regulatory developments in the online consumer finance industry may continue to adversely affect our business, results of operations and financial condition in 2021. The extent of such impact will depend largely on future developments, which are highly uncertain. We will continue to mitigate our risk exposure to the consumer credit market by implementing stringent credit approval standards.

If we are unable to retain existing borrowers or attract new borrowers, or if we are unable to monetize our large user base, our business and results of operations may be adversely affected.
We seek to retain existing borrowers and attract additional creditworthy borrowers, which may be affected by several factors, including our brand recognition and reputation, the financing terms offered to borrowers, our efficiency in engaging prospective borrowers, our ability to convert registered users to borrowers, utilization of the credit we approve, the effectiveness of our credit assessment model and risk management system, our ability to secure sufficient and cost-efficient funding, borrower experience, the PRC regulatory environment governing our industry and the macroeconomic environment. In the past few years, the number of outstanding borrowers has fluctuated and our outstanding borrowers only represented a small percentage of our total registered users. The number of outstanding borrowers, including both loan book business and transaction services business, was 5.3 million, 6.1 million and 3.5 million as of December 31, 2018, 2019 and 2020, respectively. Outstanding borrowers represented 7%, 8% and 4% of total registered users as of December 31, 2018, 2019 and 2020, respectively. We cannot assure you that the numbers of outstanding borrowers will not decrease in the future.
In response to general economic conditions, we have imposed more stringent credit approval standards to ensure the quality of the transactions we facilitate, which have resulted in decreases in the amount of transactions facilitated to borrowers and our revenues. If we continue to maintain such stringent credit approval standards, we may experience further decreases in the amount of transactions and revenues. On the other hand, if we start to expand our borrower base, we may experience increases in user acquisition costs and delinquency rates, which could have a material and adverse impact on our results of operations and financial condition.
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
Introduction of new credit products may result in higher delinquency rates for transactions facilitated by us. Increase in credit utilization by borrowers from existing levels may also potentially have a material adverse effect as to the delinquency rates for transactions facilitated by us. Furthermore, we broaden our prospective borrower base from time to time as we enhance our credit assessment model to include those with different credit profiles than borrowers that we currently provide credit to as well as prospective borrowers that we have not reached out to previously. In addition, we have offered, and may continue to offer, borrowers with stronger credit profiles higher credit limits and longer repayment durations to drive higher engagement with such borrowers. In the three months ended December 31, 2018 and 2019 and 2020, our cash credit products had an average size of approximately RMB1,491, RMB2,027 and RMB2,713 (US$416), respectively. Our weighted average loan tenure increased from 10.4 months in the fourth quarter of 2018 to 10.9 months in the fourth quarter of 2019, and substantially decreased to 4.5 months in the fourth quarter of 2020 primarily due to our efforts to manage our risk exposure. However, as we continue to adjust our credit approval strategy based on market conditions, we may experience higher delinquency rates for transactions facilitated by us in the future.
Although certain credit facilitated by us under the loan book business are funded directly or indirectly by institutional funding partners, if borrowers default on their payment obligations, we are generally obligated to repay our institutional funding partners all or a percentage of loan principals and fees payable in respect of such credit drawdowns. As of December 31, 2020, the total outstanding loan principal of our loan book business was RMB4,801.8 million (US$735.9 million), subtstantially all of which represented credit drawdowns that were funded by our own capital. As of December 31, 2020, outstanding principal of off-balance
sheet transactions, which represent credit drawdowns directly funded by institutional funding partners, was RMB83.7 million (US$12.8 million). As such, if we were to experience a significant increase in delinquency rate, we may not have sufficient capital resources to pay defaulted principals and fees to our institutional funding partners, and if this were to occur, our results of operations, financial position and liquidity will be materially and adversely affected. We experienced increases in M1+ delinquency rate by vintage over time. M1+ delinquency rate by vintage for transactions in the four quarters of 2018 was less than 3.3% through March 31, 2019. M1+ delinquency rate by vintage for transactions in the four quarters of 2020 reached 13.0% through March 31, 2021. Such increase was primarily due to higher risks in the credit market.
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
We reserve any estimated loss for
on-balance
sheet transactions due to the borrowers’ default as allowance for loan principal and financing service fee receivables. When evaluating the loan principal receivables on a pooled basis, we apply a roll rate model based on historical loss rates, while also taking into consideration macroeconomic conditions in order to calculate the pooled allowance. Subsequent to January 1, 2020, the Company adjusts the allowance that is determined by the roll rate-based model for various qualitative factors that reflect current conditions and reasonable and supportable forecasts of future economic conditions, in accordance with Accounting Standards Update (“ASU”) No. 2016-13, Financial instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASC 326”). Accordingly, any increase in the delinquency rates of on-balance
sheet transactions would increase our allowance for loan principal and financing service fee receivables, and we recognize any increase in allowance for loan principal and financing service fee receivables as provision for loan principal and financing service fee receivables for the relevant period. Such increase could have a material adverse effect on our business, results of operations and financial positions. Furthermore, if the actual delinquency rates for on-balance
sheet transactions were higher than predicted, our cash flow would be reduced and our allowance for loan principal and financing service fee receivables may not be able to cover the actual losses as expected, which could have a material adverse effect on our working capital, financial condition, results of operations and business operations. In 2018, 2019 and 2020, on-balance
sheet transactions represented 63.9%, 37.4% and 99.5% of the total amount of transactions under our loan book business. In 2018, 2019 and 2020, provision for loan principal and financing service fee receivables and other assets was RMB1,178.7 million, RMB2,283.1 million and RMB1,641.4 million (US$251.5 million), respectively; and our provision ratio during the same periods was 3.1%, 9.5% and 7.8%, as a result of the decrease in past-due
on-balance
sheet outstanding principal receivables compared to 2019. Our charge-off
ratio, which is defined as the amount of loan principal receivables we charged off during a period, divided by the total amount of on-balance
sheet transactions during such period, in 2018, 2019 and 2020 was 2.9%, 5.3% and 11.6%, respectively.
As of December 31, 2018, 2019 and 2020, our M1+ delinquency coverage ratio, defined as the balance of allowance for loan principal and financing service fee receivables at the end of a period, divided by the total balance of outstanding principal for on-balance
sheet transactions for which any installment payment was more than 30 calendar days past due as of the end of such period, was 1.1x, 1.5x and 2.4x respectively. With respect to on-balance
sheet transactions, principal for which any installment payment was more than 30 calendar days past due accounted for 5.4%, 11.1% and 7.5% of total on-balance
sheet outstanding principal as of December 31, 2018, 2019 and 2020, respectively. As of December 31, 2018, 2019 and 2020, our loan principal and financing service fee receivables for on-balance
sheet transactions for which any installment payment was more than 90 calendar days past due were approximately RMB298.1 million, RMB630.0 million and RMB254.9 million (US$39.1 million), respectively. As of December 31, 2018, 2019 and 2020, our allowance for loan principal and financing service fee receivables were approximately RMB585.3 million, RMB1,528.9 million and RMB849.2 million (US$130.2 million), respectively.
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
Under our loan book business, we have entered into
off-balance
sheet funding arrangements with certain institutional funding partners, which directly fund credit drawdowns by borrowers for credit products and receive guarantees from us. We also funded budget auto financing products under off-balance
sheet arrangements historically. Borrowers directly repay principal and financing service fees to the relevant institutional funding partners, who will in turn deduct the principal and fees due to them from the repayments and remit the remainder to us as our loan facilitation fees. Revenues from loan facilitation services are recognized when we match borrowers with funding partners and the funds are transferred to the borrowers. At the inception of each off-balance
sheet transaction, we record the fair value of (i) guarantee liabilities, which represent the present value of our expected payout based on the estimated delinquency rate and the applicable discount rate for time value; or (ii) risk assurance liabilities, which considers the premium required by a third-party market participant to issue the same risk assurance in a standalone transaction, as applicable. The contingent loss rising from risk assurance liabilities is recognized when borrower default is probable, and the amount of loss is estimable. Subsequent to January 1, 2020, the contingent liability relating to the expected credit losses arising from the contingent aspect of the risk assurance liability is initially measured under current expected credit loss model, or CECL model, in accordance with ASC 326.
Accordingly, an increase in the expected delinquency rates of off-balance
sheet transactions would result in an increase in the amount of guarantee liabilities and risk assurance liabilities, which are recognized as changes in guarantee liabilities and risk assurance liabilities. In 2018, 2019 and 2020, off-balance
sheet transactions represented 36.1%, 62.6% and 0.5% of the total amount of transactions under our loan book business, respectively, and we recognized RMB116.6 million, RMB1,143.4 million and a reverse of RMB87.9 million (US$13.5 million) of changes in guarantee liabilities and risk assurance liabilities during such periods, respectively. Furthermore, if the actual delinquency rates for off-balance
sheet transactions were higher than expected, our guarantee liabilities and risk assurance liabilities may not be able to cover the actual losses as expected, which could have a material adverse impact on our working capital, financial condition, results of operations and business operations. Our guarantee liabilities and risk assurance liabilities were RMB302.6 million, RMB1,517.8 million and RMB31.4 million (US$4.8 million) as of December 31, 2018, 2019 and 2020, respectively, and we paid the relevant institutional funding partners RMB387.2 million, RMB2,084.1 million and RMB1,684.4 million (US$258.2 million) as a result of borrowers’ default for off-balance
sheet transactions in 2018, 2019 and 2020, respectively. Although the relevant amount under our off-balance
sheet transactions decreased significantly as we primarily funded our loan book business with our own capital in 2020, we cannot assure you that off-balance
sheet transactions will not increase in the future.
Our business depends on our ability to collect payment on and service the transactions we facilitate under the loan book business.
We have implemented payment and collection policies and practices designed to optimize regulatory compliant repayment, while also providing superior borrower experience. Our collection process is divided into distinct stages based on the severity of delinquency, which dictates the level of collection steps taken. For example, automatic reminders through text, voice and instant messages are sent to a delinquent borrower as soon as the collections process commences. Our collection team will also make phone calls to borrowers following the first missed payment and periodically thereafter. For amounts more than 90 calendar days past due, we may continue to contact the relevant borrowers by phone. During 2018, 2019 and 2020, we recovered RMB156.6 million, RMB197.3 million and RMB310.7 million (US$47.6 million), respectively, of principal and financing service fees of on-balance
sheet transactions for which any installment payment is more than 90 calendar days past due.
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
We collaborate with institutional funding partners to fund certain credit drawdowns we facilitate. Our current institutional funding partners include banks, trust companies, consumer finance companies, asset management companies and other institutions. For credit drawdowns currently funded by institutional funding partners, such credit drawdowns are typically either facilitated to borrowers directly from institutional funding partners or indirectly from institutional funding partners through trusts we established in collaboration with trust companies. Currently, we primarily fund our loan book business with our own capital. The total amount of transactions facilitated by us under the loan book business and the transaction services business in 2020 was RMB22,413.6 million (US$3,435.0 million), and RMB4,730.4 million (US$725.0 million) of such transactions was funded by our institutional funding partners. Our funding arrangements has changed significantly since inception. For example, we historically transferred a significant amount of credit drawdowns to P2P platforms, and we have subsequently ceased transferring credit drawdowns to P2P platforms in April 2017. In the fourth quarter of 2018, we launched the transaction services business, whereby we offer loan recommendation and referral services to third-party financial service providers and assume no credit risk. We expect that our funding arrangements will continue to evolve as we explore additional or new sources of funding as well as new risk sharing or transfer mechanisms. There can be no assurance that our cooperation with new institutional funding partners will meet our expectations or the expectations of borrowers.
The availability of funding from institutional funding partners depends on many factors, some of which are out of our control. Some of our institutional funding partners have limited operating history, and there can be no assurance that we will be able to rely on their funding in the future. Our ability to cooperate with new institutional funding partners may be subject to regulatory or other limitations. In addition, regardless of our risk management efforts, credit facilitated by us may nevertheless be considered riskier and have a higher delinquency rate than loans provided by traditional financial institutions. In the event there is a sudden or unexpected shortage of funds from our institutional funding partners or if our institutional funding partners have determined not to continue to collaborate with us, we may not be able to maintain necessary levels of funding without incurring high costs of capital, or at all. Furthermore, we had historically relied on one institutional funding partner to fund a substantial portion of credit facilitated by us. While we have since managed to diversify our funding sources, there can be no assurance that our funding sources will remain or become increasingly diversified in the future. If we become dependent on a small number of institutional funding partners and any such institutional funding partner determines not to collaborate with us or limits the funding that is available, our business, financial condition, results of operations and cash flow may be materially and adversely affected. Since inception, we have from time to time experienced, and may continue to experience, constraints as to the availability of funds from our institutional funding partners. Such constraints have affected and may continue to affect user experience, including by limiting our ability to approve new credit applications or resulting in us having to curtail the amount that can be drawn down by borrowers under their existing credit limits. Such limitations have in turn restrained, and may continue to restrain, the growth of our business. Any prolonged constraint as to the availability of funds from our institutional funding partners may also harm our reputation or result in negative perception of the credit products we offer, thereby decreasing the willingness of prospective or existing borrowers to seek credit products from us or to draw down on their existing credit. In addition, we may not be able to obtain timely payment of the relevant fees from the institutional funding partners and our relationship with them may suffer as a result. See “— We may not be able to successfully operate our open platform for transaction services business” for further details.
We may be deemed as a lender or a provider of financial services by the PRC regulatory authorities.
We commenced our business in early 2014. We have established trusts in collaboration with trust companies starting in December 2016. Such trusts are funded by funds from institutional funding partners and our own capital. Since the trust companies administering such trusts have been licensed by financial regulatory authorities to lend, credit drawdowns funded under this arrangement are not private lending transactions within the meaning of the Provisions of the Supreme People’s Court the Provisions on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases, or the Private Lending Judicial Interpretation, issued by the Supreme People’s Court of the PRC in 2015. The second revised version of the Private Lending Judicial Interpretation, or the Second Revised Private Lending Judicial Interpretation, has been issued in December 2020. In 2020, the amount of transactions facilitated through trusts was RMB17,879.2 million (US$2,740.1 million), representing approximately 97.2 % of the total amount of transactions facilitated under the loan book business during such period. We currently fund a majority of credit drawdowns initially disbursed by us through banks or trusts. We historically funded credit drawdowns through online small credit companies established by us.
We disbursed funds to borrowers without utilizing online small credit companies or trusts in the past, which may be considered to involve the use of our own capital in lending, as a result of which we may be deemed as a lender or a provider of financial services by the PRC regulatory authorities, and we may become subject to supervision and restrictions on lending under applicable laws and regulations. For example, the Measures for the Banning of Illegal Financial Institutions and Illegal Financial Business Operations, promulgated by the PRC State Council, or the State Council, in July 1998 and revised in 2011, prohibits financial business activity, including fund raising and facilitating loans to the public, to be conducted without the approval of the People’s Bank of China, or the PBOC. The General Rules on Loans issued by the PBOC in June 1996 provides that a financial institution shall conduct the business with the approval of the PBOC. Otherwise, it will be subject to a fine from one time to five times of the illegal revenues, and the PBOC has the authority to order such business to suspend its operations. Such existing PRC laws and regulations with respect to the supervision and restrictions on lending to the public were primarily aimed to regulate traditional banking and financial institutions at the time of their respective promulgations, and the regulatory environment in the PRC has evolved since then. With the rapid development and evolving nature of the consumer finance industry and other new forms of Internet finance business in China, there are uncertainties as to the interpretation of the laws and regulations mentioned above as well as whether such laws and regulations are applicable to our business. In the event that we are considered by the relevant authorities to be subject to such PRC laws and regulations, and our past business operations are deemed to be in violation of such laws and regulations, we may be exposed to certain administrative penalties, including the confiscation of illegal revenue and fines up to five times the amount of the illegal revenue as mentioned above. Furthermore, our financing service fees received from borrowers might be fully or partially deemed as interest, such fees may be subject to the restrictions on interest rate as specified in applicable rules on private lending. For example, under the Second Revised Private Lending Judicial Interpretation issued by the the Supreme People’s Court in December 2020, such total annual percentage rates (inclusive of any default rate, default penalty and any other fee) exceeding four times that of China’s benchmark one-year
loan prime rate, or LPR, as published on the 20th of each month will not be legally protected. Based on the LPR of 3.85% as published on April 20, 2021, such cap would be 15.4%. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations related to Loans and Intermediation.”
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
The PRC government has not adopted a clear regulatory framework governing the new and rapidly-evolving online consumer finance industry in which we operate, and our business may be subject to a variety of laws and regulations in the PRC that involve financial services, including consumer finance, small credit, and private lending. The application and interpretation of these laws and regulations are ambiguous, particularly in the new and rapidly-evolving online consumer finance industry in which we operate, and may be interpreted and applied inconsistently between the different government authorities. As of December 31, 2020, we had not been subject to any material fines or other penalties under any PRC laws or regulations as to our business operations. However, if the PRC government adopts a stringent regulatory framework for the online consumer finance industry in the future, and subject market participants such as our company to specific requirements (including without limitation, capital requirements, reserve requirements and licensing requirements), our business, financial condition and prospects would be materially and adversely affected. The existing and future rules, laws and regulations can be costly to comply with and if our practice is deemed to violate any existing or future rules, laws and regulations, we may face injunctions, including orders to cease illegal activities, and may be exposed to other penalties as determined by the relevant government authorities as well.
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
In addition, in August 2016, the CBRC, the Ministry of Industry and Information Technology, or the MIIT, the Ministry of Public Security of China and the Office for Cyberspace Affairs jointly promulgated the Interim Measures for Administration of the Business Activities of Online Lending Information Intermediary Institutions, or the Interim Online Lending Information Intermediary Measures, which set out certain rules to regulate the business activities of online lending information intermediary institutions. The Interim Online Lending Information Intermediary Measures define “online lending” as direct lending between peers, which can be natural persons, legal persons or other organizations, through Internet platforms, and “online lending information intermediary institutions” as financial information intermediaries that are engaged in lending information business and directly provide peers with lending information services, such as information collection and publication, credit rating, information interaction and loan facilitation between borrowers and lenders for them to form direct peer-to-peer
lending relationships. The Interim Online Lending Information Intermediary Measures are only applicable to private lending transactions according to relevant interpretations by the China Banking Regulatory Commission. Loans funded by financial institutions which are licensed by financial regulatory authorities are not private lending transactions within the meaning of the Second Revised Private Lending Judicial Interpretation issued by the Supreme People’s Court of the PRC in December 2020. Therefore, facilitation of loans funded directly by such licensed financial institutions is not subject to the regulation set forth in the Interim Online Lending Information Intermediary Measures.
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
In particular, starting from the issuance of the Circular on the Classification and Disposal of Risks of Online Lending Institutions and Risk Prevention on December 19, 2018, or Circular 175, by the Online Finance Risks Rectification Office and the P2P Online Lending Rectification Office, a storm of regulatory measures have been taken by the PRC government centered on the enhancement of rectification of existing P2P platforms, with the goal of guiding such platforms to wind down and exit P2P business. The overarching objective of Circular 175 is for the PRC government agencies to effect orderly exits of peer-to-peer
direct lending marketplaces without

inducing systematic risks in the financial system or causing significant social turbulence. In accordance with Circular 175, P2P lending platforms which have demonstrated risk characteristics should exit the business or cease operation, and even the normal platforms must limit the scale of outstanding business and number of investors, which is sometimes referred as the “Business Dual Decrease,” and eventually seek to become licensed small credit companies, loan facilitation companies servicing banking institutions or companies channeling information for banking institutions. The regulatory actions under such stringent regulation on P2P lending platforms have decimated P2P lending platforms, including many well-known or listed companies such as Yidai, LuFax, and China Rapid Finance (NYSE: XRF). It is reported that in November 2019, the Online Finance Risks Rectification Office and the P2P Online Lending Rectification Office jointly issued the Guidance of Transformation of Online Lending Information Intermediaries to Small Credit Companies, or Guidance 83, which further signals the fundamental goal of the PRC government to end of P2P business. As of December 31, 2020, all P2P lending platforms have been exited or have completed their business transformation.
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
In April 2017, the P2P Online Lending Rectification Office, the regulator for administration and supervision on the nationwide Internet finance and online lending, issued the Notice on the Conduction of Check and Rectification of Cash Loan Business Activities and a supplementary notice, or the Notice on Cash Loan. The Notice on Cash Loan requires the local counterparts of the P2P Online Lending Rectification Office to conduct a full-scale and comprehensive inspection of cash loan business conducted by online platforms and require such platforms to conduct necessary improvements and corrections within a designated period to comply with the relevant requirements under the Second Revised Private Lending Judicial Interpretation in December, 2020, the Measures for the Banning of Illegal Financial Institutions and Illegal Financial Business Operations, the Guiding Opinions on Small Credit Companies, the Interim Online Lending Information Intermediary Measures and the Implementing Scheme of Special Rectification of Risks in the Internet Finance Sector. The Notice on Cash Loan focuses on preventing malicious fraudulent activities, loans that are offered at extortionate interest rates and violence in the loan collection processes in the cash loan business operation of online platforms. The P2P Online Lending Rectification Office issued a list of cash loan business that are to be examined, which includes Laifenqi, one of the brands in which we use to market our credit products. In light of the Notice on Cash Loan, we have taken measures, including re-evaluating
and adjusting the amount of financing service fees we charge on all credit drawdowns in an effort to comply with applicable regulations. Due to the uncertainties with respect to the interpretation and application of the laws and regulations as stated in the Notice on Cash Loan, we cannot assure you our business practice will be deemed to be in full compliance with all such laws and regulations, and we may face injunctions, including orders to change our current business activities, and may be exposed to other penalties as determined by the relevant government authorities after such examination according to the Notice on Cash Loan. Furthermore, we may be required to conduct certain other improvements or corrections which could be costly, and our business, financial condition, results of operations and prospects would be materially and adversely affected.
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
The Circular 141 also sets forth several requirements on banking financial institutions participating in “cash loan” business, including, among others,(i) such banking financial institutions shall not extend loans jointly with any third-party institution which has not obtained approvals for the lending business, or fund such institution for the purpose of extending loans in any form; (ii) with respect to the loan business conducted in cooperation with third-party institutions, such banking financial institutions shall not outsource the core business (including the credit assessment and risk control), and shall not accept any credit enhancement service whether or not in a disguised form (including the commitment to taking default risks) provided by any third-party institutions with no guarantee qualification and (iii) such banking financial institutions must require and ensure that the third-party institutions shall not collect any interests or fees from the borrowers. It remains uncertain how the regulatory authorities will interpret and enforce the requirements of Circular 141 under various circumstances. We have entered into arrangements with several banks which directly fund credit drawdowns to borrowers. We refer to such banks qualified credit applications from borrowers, including our assessment of their credit profiles and our suggested credit limits. They will then review the credit applications and approve credit for drawdown. Borrowers directly repay principal and financing service fees to the relevant institutional funding partners, who will in turn deduct the principal and fees due to them from the repayments and remit the remainder to us as our loan facilitation fees.
On October 9, 2019, the Supplementary Provisions on the Supervision and Administration of Financing Guarantee, or Financing Guarantee Provisions, is jointly issued by the China Banking and Insurance Regulatory Commission, the National Development and Reform Commission and other seven central governmental departments. Although financing guarantee, which means guarantor providing security for the secured party’s debt financing such as borrowings and issuance of bonds, has always been a licensed activity, the Financing Guarantee Provisions further tightens the supervision of such business. Specifically, it provides that institutions providing customer referral, credit rating or other services for loan lenders are barred from offering financing guarantee services in any manner unless after obtaining necessary approvals. Our off-balance
sheet transactions may be deemed to involve both customer referral and financing guarantee services. However, we do not directly or indirectly provide any financing guarantee to lenders without approvals. Our outstanding loans, if involving guarantees, are either guaranteed by one of our wholly owned subsidiaries, Xiamen Xincheng Youda Financing Guarantee Ltd., or Xiamen Xincheng or covered by alternative arrangements with third-party companies with financing guarantee licenses. Xiamen Xincheng has obtained a license to provide financing guarantee service. We plan to provide guarantees for credit drawdowns through Xiamen Xincheng, which has a registered capital of RMB900 million. As of December 31, 2020, the net assets of Xiamen Xincheng was RMB1,003.0 million (US$153.7 million), and it was therefore permitted to incur guarantee liabilities and risk assurance liabilities up to RMB10,030.2 million (US$1,537.2 million). Nonetheless, if our arrangement to provide guarantees through the alternative arrangements are deemed to be in violation of Circular 141 or Financing Guarantee Provisions, we could be subject to penalties and/or be required to change our business model. As a result, our business, financial condition, results of operations and prospects could be materially and adversely affected.
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
We generate a material portion of our total revenues from financing service fees. In 2020, financing income, which we recognize for our on-balance
sheet transactions, comprised 57.0% of our total revenues. In addition, we recognize revenues from loan facilitation services when we match borrowers with funding partners and the funds are transferred to the borrowers. Additionally, revenues from post-origination services are recognized evenly over the term of the loans as the services are performed. As such, the amount of financing service fees charged under such arrangements may affect the amount of loan facilitation fees that we collect. Any material decrease in our financing service fees would have a substantial impact on our margin. In the event that the amount of financing service fees we charge for credit drawdowns we facilitated decrease significantly in the future and we are not able to reduce our cost of capital for funds from institutional funding partners or to adopt any cost control initiatives, our business, financial condition and results of operations will be harmed. To compete effectively, the financing service fees we charge could be affected by a variety of factors, including the creditworthiness and ability to repay of the borrowers, the competitive landscape of our industry, our access to capital and regulatory requirements. Our financing service fees may also be affected by a change over time in the mix of the types of products we offer and a change to our borrower engagement initiatives. Our competitors may also offer more attractive fees, which may require us to reduce our financing service fees to compete effectively. Certain consumer financing solutions offered by traditional financial institutions may provide lower fees than our financing service fees. Although we do not believe such consumer financing solutions currently compete with our products or target the same unserved or underserved consumers in China, such traditional financial institutions may decide to do so in the future, which may have a material adverse effect as to the financing service fees that we will be able to charge. Furthermore, as our borrowers establish their credit profile over time, they may qualify for and seek out other consumer financing solutions with lower fees, including those offered by traditional financial institutions offline, and we may need to adjust our financing service fees to retain such borrowers. In addition, our financing service fees may be affected by many macroeconomic factors beyond our control, such as inflation, recession, the state of the credit markets, changes in market interest rates, global economic disruptions, unemployment and fiscal and monetary policies.
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

Under the Second Revised Private Lending Judicial Interpretation issued by the Supreme People’s Court in December 2020, total annual percentage rates (inclusive of any default rate, default penalty and any other fee) for private lending exceeding four times that of China’s benchmark one-year
loan prime rate, or LPR, as published on the 20th of each month will not be legally protected. Based on the LPR of 3.85% as published on April 20, 2021, such cap would be 15.4%. According to the Second Revised Private Lending Judicial Interpretation and Reply by Supreme People’s Court to Issues Concerning the Scope of Application of the New Judicial Interpretation on Private Lending, the interest rate cap is not applicable to the lending business of financial institutions and their branches that have been established with the approval of financial regulatory authorities. Rather, this new policy is generally interpreted as only being applicable to private lending, while our business almost entirely involves financial institutions. However, it is important to note that the Second Revised Private Lending Judicial Interpretation is newly promulgated, and the policy is subject to further clarifications by courts and regulatory authorities. If the same interest rate cap were applied to our business as required by relevant courts or regulatory authorities, our profitability may suffer a material adverse impact, and we could incur net losses.
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

Under our loan bank business, we have entered into cooperative arrangements with certain banks in which they are identified as the lender under the agreements with borrowers and the borrowers are required to repay the principal and financing service fees directly to them. However, when borrowers under arrangements with banks fail to repay, we are obligated to repay the relevant bank the full overdue amount. In addition, pursuant to our agreement with a consumer finance company, we will make cash payments to the consumer finance company based on the overdue amount of loans that we have facilitated in which the consumer finance company originates. For 2020, such transactions, which are off-balance
sheet transactions, represented 0.5% of the total amount of transactions under our loan book business. We have also entered into arrangements with various institutional funding partners to fund on-balance
sheet transactions, and we are also obligated to compensate such institutional funding partners for borrower default. For 2020, such on-balance
sheet transactions represented 3.3% of the total amount of transactions under our loan book business. As such, transactions funded by institutional funding partners represented 3.8% of the total amount of transactions under our loan book business for year 2020.
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
In the second half of 2018, we launched an open platform for transaction services business. The open platform helps financial service providers grow, while simultaneously bringing value to consumers. The transaction services business also allows us to further monetize our user base and mitigate our credit risk exposure. We perform credit assessment on users applying for credit on our platform, following which we primarily refer users that meet our credit requirements to licensed institutional funding partners that participate on the platform. We receive commissions from the institutional funding partners for such referrals. According to the contracts between us and our institutional funding partners, the calculation of the commission will be decided by the monthly paid interest. As such, our monthly paid interest will decrease when the users repay multiple periods or pay off in advance, which will in turn result in decrease in our commission. The financial service providers perform independent credit assessment for the transactions facilitated under our transaction services business, and we do not bear credit risk for the transactions. Although we do not bear principal credit risk, our commission depends on the monthly paid interest and is affected by actual repayment and delinquency behavior of users.
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
In addition, our institutional funding partners may delay their payment of commissions to us and we may need to initiate litigations against such institutional funding partners in order to receive the relevant fees we are entitled to receive. Furthermore, we may charge our institutional funding partners with lower commission rates in the future. Any of the above may materially and adversely affect our results of operations and financial condition.
We intend to continue to explore new business opportunities, and such new businesses may not deliver the expected benefits.
To grow our business, we intend to continue to explore new business opportunities in addition to our core consumer finance business. For example, we launched an open platform for transaction services business in the second half of 2018 to leverage our user base. We also launched Wanlimu Kids Clubs, an early childhood education business, in January 2021. Prior to launching Wanlimu Kids Clubs, we had no experience or track record of operating an early childhood education business. If we experience initial success with the new business, we may decide to invest significant amounts of capital to grow the business. We cannot assure you that our new business initiatives will be successful. For example, we are in the process of winding down our budget auto financing business and the Wanlimu
e-commerce
platform. We may make significant capital expenditures to develop new businesses, and our management’s attention may be diverted. We may also incur significant cost to comply with the laws and regulations that apply to such new businesses. Any failure of our efforts to pursue new business opportunities could have a material adverse effect on our business, prospects, financial condition and results of operations.
You should consider our business and prospects in light of the risks and challenges we face as a new entrant into the early childhood education industry, including, among other things, with respect to our ability to:

•	enhance the reputation and recognition of the “Wanlimu Kids Clubs” brand;

•	increase student enrollment;

•	obtain all necessary approvals, licenses and permits or to make all necessary registrations and filings for our educational services in China;

•	offer educational programs that are appealing to children and their parents;

•	properly price our educational programs; and

•	operate our education centers in a safe and cost-efficient manner.
If we fail to address any or all of these risks and challenges, our business may be materially and adversely affected.
Our early childhood education business relies on our ability to recruit, train and retain dedicated and qualified teachers and management personnel.
Our teachers and management personnel are critical to the quality of our services and our reputation. We seek to recruit, train and retain qualified and dedicated teachers with necessary licenses and permits required by law, as well as principals who manage our education centers. There is, however, a limited pool of teachers with the attributes we require. In addition, any foreign teachers we hire must hold valid working permits, which may not be obtained in a timely manner, or at all. Despite our various initiatives, investments to secure qualified personnel and competitive compensation we offer, we may still not be able to recruit, train and retain sufficient qualified teachers and principals to keep pace with our growth while maintaining consistent teaching quality in the different markets we serve. A shortage of qualified teachers or a deterioration in the quality of our teachers’ services, whether actual or perceived, or a significant increase in the average compensation of teachers, would have a material adverse effect on our business, financial condition and results of operations.
In addition, our teachers are the ones who interact directly with our students and their families. Despite our constant emphasis on service quality, our continuous training of our teachers as well as our close supervision on a daily basis, we cannot assure that our teachers will completely follow our service manual and standards all the time. Any misbehavior or unsatisfactory performance of our teachers will hurt our reputation and potentially our operation results and financial performance. Any improper behavior of our teachers, whether actual or perceived, would result in negative publicity and adversely affect our business and brand.
Injuries, accidents, food safety incidents or other harm suffered by students or employees of our education centers that we operate may subject us to liabilities and damage our reputation.
Operating early childhood education centers involves inherent risks associated with the safety and wellbeing of our students and other people visiting or working at our education centers. We could face negligence claims for inadequate maintenance of our education centers or lack of supervision of our teachers and other employees. In addition, any defects playground equipment in our education centers or educational tools we use in classrooms may cause harm to students. We therefore could be liable for accidents, injuries, food safety incidents or other harm to students or other people at our education centers. Even if we are found not legally liable for such accidents or injuries, disputes on liabilities or general complaints by parents regarding food quality, students wellbeing or, from time to time, air quality and renovation fumes within our education centers may create unfavorable publicity and our reputation may be damaged on such occasions. Additionally, although we maintain certain liability insurance, the insurance coverage may not be adequate to fully protect us from claims and liabilities, and reoccurrence of similar accidents may make it difficult for us to obtain liability insurance at reasonable prices in the future. Defending such claims may also cause us to incur substantial expenses and divert the time and attention of our management.
As we are winding down the Wanlimu
e-commerce
platform, we may incur significant inventory write-downs or write-offs, and our results of operations, financial condition and liquidity may be materially and adversely affected.
We launched the Wanlimu
e-commerce
platform, which offers online luxury fashion products, in March 2020. We are in the process of winding down this business to focus on our other service offerings. We operated the Wanlimu e-commerce platform primarily on the basis of just-in-time
ordering, whereby we purchased the relevant products from suppliers upon receiving customer orders. As of December 31, 2020, inventory relating to the platform amounted to RMB62.2 million (US$9.5 million). As we are winding down the Wanlimu
e-commerce
platform, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory values, and significant inventory write-downs or write-offs. In addition, we may be required to lower sale prices in order to reduce inventory level, which may lead to lower gross margins. Any of the above may materially and adversely affect our results of operations and financial condition.
We have limited experience managing our allowance for loan principal and financing service fee receivables. In addition, our allowance for loan principal and financing service fee receivables is determined based on both objective and subjective factors and may not be adequate to absorb loan losses if we fail to accurately forecast the expected loss.
We face the risk that borrowers fail to repay their principals and financing service fees in full. Estimated credit loss relating to on-balance
sheet transactions is recorded as allowance for loan principal and financing service fee receivables. If we experience higher delinquency rates, such allowance would also increase. See

“Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.” We have established an evaluation process designed to determine the adequacy of our allowance for loan principal and financing service fee receivables. While this evaluation process uses historical and other objective information, it is also dependent on our subjective assessment based upon our experience and judgment. In addition, since January 1, 2020 and our adoption of ASC 326, our evaluation process also take into account certain forward-looking
factors that reflect current conditions and reasonable and supportable forecasts of future economic conditions. Actual losses are difficult to forecast, especially if such losses stem from factors beyond our historical experience. We have limited experience managing our allowance for loan principal and financing service fee receivables, especially given the fact that we only commenced our business in early 2014. Furthermore, we shifted our focus of target borrower base from college students to young consumers in general starting from November 2015, and we may not be able to accurately forecast delinquencies of our current target borrower base. Given these challenges, it is possible that we will underestimate or overestimate the allowance for loan principal and financing service fee receivables. In addition, we are not subject to periodic review by bank regulatory agencies of our allowance for loan principal and financing service fee receivables. As a result, if we underestimate the allowance for loan principal and financing service fee receivables, there can be no assurance that our allowance for loan principal and financing service fee receivables will be sufficient to absorb losses or prevent a material adverse effect on our business, financial condition and results of operations. Conversely, if we overestimate the allowance for loan principal and financing service fee receivables, we will record higher provision for loan principal and financing service fee receivables, which will adversely affect our results of operations.
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
PRC regulations impose sanctions for engaging in Internet information services of a commercial nature without having obtained an Internet content provider license, or the ICP license, and sanctions for engaging in the operation of online data processing and transaction processing without having obtained a VATS license for online data processing and transaction processing, or ODPTP license (ICP and ODPTP are both sub-sets
of value-added telecommunication business). These sanctions include corrective orders and warnings from the PRC communication administration authority, fines and confiscation of illegal gains and, in the case of significant infringements, the websites and mobile apps may be ordered to cease operation. Nevertheless, the interpretation of such regulations and PRC regulatory authorities’ enforcement of such regulations in the context of online consumer finance industry remains uncertain, it is unclear whether online consumer finance service provider like us are required to obtain ICP license or ODPTP license, or any other kind of value-added telecommunication business licenses. As of December 31, 2020, Qufenqi Beijing, Xiamen Qudian Culture and Technology Co., Ltd., or Xiamen Qudian Culture and Technology, Xiamen Qudian Technology Co., Ltd., or Xiamen Qudian and Xiamen Qu Plus Plus Technology Development Co., Ltd., or Xiamen Qu Plus Plus, Xiamen Wanlimu Technology Co., Ltd., had obtained ICP licenses. We have not obtained any ODPTP license to date. Given the evolving regulatory environment of the consumer finance industry and value-added telecommunication business, we cannot rule out the possibility that the PRC communication administration authority or other government authorities will explicitly require any of our consolidated VIEs or subsidiaries of our consolidated VIEs to obtain ICP licenses, ODPTP licenses or other value-added telecommunication business licenses, or issue new regulatory requirements to institute a new licensing regime for our industry. If such value-added telecommunication business licenses are clearly required in the future, or a new license regime is introduced or new regulatory rules are promulgated, we cannot assure you that we would be able to obtain any required license or other regulatory approvals in a timely manner, or at all, which would subject us to the sanctions described above or other sanctions as stipulated in the new regulatory rules, and materially and adversely affect our business and impede our ability to continue our operations.
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
In July 2019, we issued US$345 million aggregate principal amount of convertible senior notes due 2026. The convertible notes bear interest at a rate of 1.00% per year, payable on July 1 and January 1 of each year, beginning on January 1, 2020. The convertible notes will mature on July 1, 2026, unless earlier redeemed, repurchased or converted in accordance with their terms. As of December 31, 2020, we have repurchased US$217 million aggregate principal amount of convertible notes, and the outstanding principal amount was US$128 million.
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
We had net losses of RMB40.8 million and RMB233.2 million in the period from April 9 to December 31, 2014 and in 2015, respectively. We had accumulated deficits of RMB5,984.8 million and RMB6,633.7 million as of December 31, 2014 and December 31, 2015, respectively. Although we had net income of RMB2,491.3 million in 2018, RMB3,264.3 million in 2019 and RMB958.8 million (US$146.9 million) in 2020, we cannot assure you that we will be able to continue to generate net income in the future. In particular, we have faced recent challenges due to regulatory developments in the online consumer finance industry and the outbreak of
COVID-19
coronavirus, which may materially and adversely affect our business and results of operations. For further information, see “—We have faced significant challenges recently, and our business, results of operations and financial condition have been adversely affected by these challenges.”
In addition, we anticipate that our cost of revenues and operating expenses will increase in the foreseeable future as we continue to grow our business, attract borrowers, institutional funding partners and merchandise suppliers and further enhance and develop our credit products, enhance our risk management capabilities and increase brand recognition. As we develop our Wanlimu Kids Clubs business, we expect to incur significant unfront investment and sales and marketing expenses to acquire customers. These efforts may prove more costly than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. There are other factors that could negatively affect our financial condition. For example, the delinquency rates of the transactions facilitated may be higher than expected, which may lead to lower than expected revenue, additional expenses and higher provision for loan principal and financing service fee receivables. Furthermore, we have adopted share incentive plans in the past and may adopt new share incentive plans in the future, which have caused, and will result in, significant share-based compensation expenses to us. We generate a material portion of our total revenues from service fees we receive from our loan book business. Any material decrease in our service fees would have a substantial impact on our margin. Furthermore, as a result of the outbreak of
COVID-19
coronavirus, our investment in Wanlimu Kids Clubs business and their potential impact on our business and results of operations, we may incur net losses in 2021. As a result of the foregoing and other factors, our net income margins may decline or we may incur additional net losses in the future and may not be able to maintain profitability on a quarterly or annual basis.
If our credit products do not achieve sufficient market acceptance or if we are unable to manage the growth of our credit products, our financial condition, results of operations and competitive position will be materially and adversely affected.
We currently offer cash credit products and merchandise credit products under our loan book business. Historically, we had explored and offered other types of credit products to users in China which were discontinued due to limited demand in the market. For example, we launched our budget auto financing business in November 2017, and we started to wind down this business in the second quarter of 2019 to focus on our core consumer finance business While we intend to broaden the scope of products and services that we offer, there can be no assurance that we will be successful. New credit products must achieve high levels of market acceptance in order for us to balance the default risks associated with such products and to recoup our investment in developing and bringing them to market. Our existing or new products and services could fail to attain sufficient market acceptance for many reasons, including:

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
As we wind down our Dabai Auto business, revenues generated from such business will decrease, and we may record write-downs in relation to the process of winding down such business.
We have started to wind down our budget auto financing business in the second quarter of 2019 to focus on our core consumer finance business. As a result, revenues generated from our Dabai Auto business will further decrease. Sales income in relation to Dabai Auto business was RMB2,174.8 million, RMB411.4 million and RMB122.8 million (US$18.8 million) in 2018, 2019 and 2020, respectively. As of December 31, 2020, we carried finance lease receivable of RMB208.4 million (US$31.9 million). The decrease in revenues generated from our Dabai Auto business and any further write-down that may be recorded during the process of winding down such business may adversely affect our business, financial condition and results of operations.
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
We rely on institutional funding partners to fund credit drawdowns to borrowers, which may constitute provision of intermediary service, and our agreements with these institutional funding partners and borrowers may be deemed as intermediation contracts under the PRC Civil Code.
Under the PRC Civil Code, if an intermediary conceals any material fact intentionally or provides false information in connection with the conclusion of the proposed contract, which results in harm to the client’s interests, the intermediary may not claim for service fees and is liable for the damages caused. See “Item 4. Information on the Company — B. Business Overview — Regulations — Regulations related to Loans and Intermediation.” Therefore, if we fail to provide material information to institutional funding partners, or if we fail to identify false information received from borrowers or others and in turn provide such information to institutional funding partners, and in either case if we are also found to be at fault, due to failure or deemed failure to exercise proper care, such as to conduct adequate information verification or supervision of our employees, or to accurately detect and prevent fraud due to ineffectiveness of our fraud detection tools, we could be held liable for damages caused to institutional funding partners as an intermediary pursuant to the PRC Civil Code. In addition, if we fail to complete our obligations under the agreements with institutional funding partners and borrowers, we could also be held liable for damages caused to borrowers or institutional funding partners pursuant to the PRC Civil Code. On the other hand, we do not assume any liability solely on the basis of failure to correctly assign a credit limit to a particular borrower in the process of facilitating transactions, as long as we do not conceal any material fact intentionally or provide false information, and are not found to be at fault otherwise. However, due to the lack of detailed regulations and guidance in the area of online consumer finance platforms and the possibility that the PRC government authority may promulgate new laws and regulations regulating online consumer finance platforms in the future, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations for the online consumer finance industry, and there can be no assurance that the PRC government authority will ultimately take a view that is consistent with ours.
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
Furthermore, we have commenced construction of our innovation park in Xiamen, Fujian Province, and the construction is expected to be completed in 2022. If the costs and expenses incurred for the construction exceed our planned limits, our financial results may be negatively affected.
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
As of December 31, 2020, our management has concluded that our internal control over financial reporting is effective. See “Item 15. Controls and Procedures — Management’s Annual Report on Internal Control over Financial Reporting.” Our independent registered public accounting firm has issued a report, which has concluded that we maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020.
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
We currently collaborate with approximately 200 merchandise suppliers, including leading brands and their authorized distributors for our merchandise credit product business. Although we have adopted measures to verify the authenticity and authorization of merchandise offered on the Qudian marketplace and avoid potential infringement of any rights of other parties in the course of sourcing these merchandise, we may not always be successful. In the event that counterfeit, unauthorized or infringing merchandise is sold on our mobile apps or infringing content is posted on our websites, we could face claims that we should be held liable. We had in the past received a few claims alleging that merchandise sold on the Qudian marketplace infringed on other parties’ rights and had worked with the relevant merchandise suppliers for product return and exchange of such merchandise. Although these claims have been immaterial to our business, results of operations and financial condition, if any material claim occurs in the future, irrespective of the validity of such claims, we may incur significant costs and efforts in either defending against or settling such claims. If there is a successful claim against us, we might be required to pay substantial damages or refrain from further sale of the relevant merchandise. Potential liability under PRC law if we negligently participated or assisted in infringement activities associated with counterfeit goods includes injunctions to cease infringing activities, rectification, compensation, administrative penalties and even criminal liability. Moreover, such claims or administrative penalties could result in negative publicity and our reputation could be severely damaged. Any of these events could have a material and adverse effect on our business, results of operations or financial condition.
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
We may evaluate and consider strategic investments, combinations, acquisitions or alliances to further increase the value of our credit products and better serve borrowers and enhance our competitive position. These transactions could be material to our financial condition and results of operations if consummated. For example, we purchased 10,204,082 Class A ordinary shares issued by Secoo Holding Limited (NASDAQ: SECO), or Secoo, for an aggregate consideration of US$100 million in June 2020. Secoo is a large online integrated upscale products and services platform. As of March 31, 2021, we hold approximately 28.9% of Secoo’s issued and outstanding shares, and we are its largest shareholder. We have agreed not to sell, transfer or dispose of any shares acquired in the transaction for twelve months after the closing in June, subject to certain limited exceptions.
Our loss from equity method investments amounted to RMB370.0 million (US$56.7 million) in 2020, which was primarily related to our investment in Secoo. We may continue to recognize loss from such investment in the future, which could have a material and adverse effect on our financial condition and results of operations. If we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we do consummate such a transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such transaction, which may result in investment losses.
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
e-commerce
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
e-commerce
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
We could be adversely affected by political tensions between the United States and China.
Political tensions between the United States and China have escalated in recent years due to, among other things, the trade war between the two countries since 2018, the
COVID-19
outbreak, the PRC National People’s Congress’ passage of Hong Kong national security legislation, the imposition of U.S. sanctions on certain Chinese officials from China’s central government and the Hong Kong Special Administrative Region by the U.S. government, and the imposition of sanctions on certain individuals from the U.S. by the Chinese government, various executive orders issued by former U.S. President Donald J. Trump, such as the one issued in August 2020 that prohibits certain transactions with ByteDance Ltd., Tencent Holdings Ltd. and the respective subsidiaries of such companies, the executive order issued in November 2020 that prohibits U.S. persons from transacting publicly traded securities of certain “Communist Chinese military companies” named in such executive order, as well as the executive order issued in January 2021 that prohibits such transactions as are identified by the U.S. Secretary of Commerce with certain “Chinese connected software applications,” including Alipay and WeChat Pay, as well as the Rules on Counteracting Unjustified Extra-territorial Application of Foreign Legislation and Other Measures promulgated by China’s Ministry of Commerce, or MOFCOM, on January 9, 2021, which will apply to Chinese individuals or entities that are purportedly barred by a foreign country’s law from dealing with nationals or entities of a third country. Rising political tensions between China and the U.S. could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. The measures taken by the U.S. and Chinese governments may have the effect of restricting our ability to transact or otherwise do business with entities within or outside of China and may cause investors to lose confidence in Chinese companies and counterparties, including us. If we were unable to conduct our business as it is currently conducted as a result of such regulatory changes, our business, results of operations and financial condition would be materially and adversely affected.
Furthermore, there have been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets, and delisting China-based companies from U.S. national securities exchanges. In January 2021, after reversing its own delisting decision, the NYSE ultimately resolved to delist China Mobile, China Unicom and China Telecom in compliance with the executive order issued in November 2020, after receiving additional guidance from the U.S. Department of Treasury and its Office of Foreign Assets Control. These delistings have introduced greater confusion and uncertainty about the status and prospects of Chinese companies listed on the U.S. stock exchanges. If any further such deliberations were to materialize, the resulting legislation may have a material and adverse impact on the stock performance of China-based issuers listed in the United States such as us, and we cannot assure you that we will always be able to maintain the listing of our ADSs on a national stock exchange in the U.S., such as the NYSE or the Nasdaq Stock Market, or that you will always be allowed to trade our shares or ADSs.
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
The outbreak of
COVID-19
coronavirus in 2020 has materially and adversely affected our business, results of operations and financial condition. Our business could also be adversely affected by the effects of Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, or other epidemics. Our business operations could be disrupted if any of our employees is suspected of having
COVID-19
coronavirus, Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, SARS or other epidemic, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that any of these epidemics harms the Chinese economy in general.
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
Furthermore, the Law of Foreign Investment of the PRC, or the 2019 Law of Foreign Investment, and its implementation regulations have become effectives since January 1, 2020. Under the Law of Foreign Investment of the PRC and its implementation regulations, VIEs that are controlled via contractual arrangement would not be absolutely deemed as Foreign-Invested Enterprises, or FIEs. Therefore, the current legal status of Contractual Arrangement as a whole and each of the agreements comprising the Contractual Arrangement will not be materially affected by the Law of Foreign Investment of the PRC and its implementation regulations. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. See “— Substantial uncertainties exist with respect to how the 2019 Law of Foreign Investment (including its implementation regulations) may affect our current corporate structure, corporate governance and business and financial condition.” Occurrence of any of these events could materially and adversely affect our business, financial condition and results of operations. In addition, if the imposition of any of these penalties or requirement to restructure our corporate structure causes us to lose the rights to direct the activities of our consolidated VIEs or our right to receive their economic benefits, we would no longer be able to consolidate the financial results of such VIEs in our consolidated financial statements. However, we do not believe that such actions would result in the liquidation or dissolution of our company, our wholly-owned subsidiaries in China or our consolidated VIEs or their subsidiaries. See “Item 4. Information on the Company — B. Business Overview — Overview — Our Contractual Arrangements with Consolidated VIEs and Their Shareholders.”
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
Ganzhou Qudian Technology Co., Ltd., or Ganzhou Qudian and Xiamen Qudian became our consolidated VIEs in 2017. Xiamen Weipujia Technology Co., Ltd., or Xiamen Weipujia, also became our consolidated VIE in 2018. Xiamen Qu Plus Plus also became our consolidated VIE in 2019. Min Luo, our founder, chairman and chief executive officer, and Mr. Lianzhu Lv, our head of user experience department, are the only shareholders of Ganzhou Qudian. Mr. Min Luo is the only shareholder of Xiamen Qudian. Mr. Min Luo and Mr. Hongjia He are the only shareholders of Xiamen Weipujia. Mr. Min Luo and Mr. Long Xu are the only shareholders of Xiamen Qu Plus Plus. We believe such shareholding structure will enhance our administrative efficiency and reduce uncertainties associated with the enforcement of the relevant contractual arrangements entered into with the new consolidated VIEs and their respective shareholder(s). Instead of relying on several shareholders’ compliance with their respective contractual obligations, we will only rely on one or two shareholders’ compliance for each new consolidated VIE and would only need to enforce against such shareholder(s) in the event of a breach. However, there can be no assurance that the shareholding structure of the new consolidated VIEs will deliver the expected benefits. If any of the shareholders of the new consolidated VIEs breaches his obligations under the applicable contractual arrangements, our business, financial condition and results and operations could be materially and adversely affected.
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
Mr. Min Luo, our founder, chairman of the board and chief executive officer, beneficially owns all the Class B ordinary shares issued and outstanding, representing 77.0% of our aggregate voting power as of March 31, 2021. As a result, Mr. Min Luo has the ability to control or exert significant influence over important corporate matters, investors may be prevented from affecting important corporate matters involving our company that require approval of shareholders, including:

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
Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered capital, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends, loans or advances. Certain of our subsidiaries did not have any retained earnings available for distribution in the form of dividends as of December 31, 2020. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary. Furthermore, we intend to reinvest our undistributed earnings from our operating subsidiaries in the PRC to fund future operations.
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
The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the monetary or fiscal policies adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, the exchange rate between the Renminbi and the U.S. dollar had been stable and traded within a narrow band. In June 2010, the PRC government indicated that it would make the foreign exchange rate of the Renminbi more flexible, which increases the possibility of sharp fluctuations of the Renminbi’s value in the near future and the unpredictability associated with the Renminbi’s exchange rate. Since then, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. In 2017, however, the RMB appreciated approximately 6.7% against the U.S. dollar. In 2018, the RMB depreciated approximately 5.7% against the U.S. dollar. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.
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
Our independent registered public accounting firm that issues the audit report included in our annual report filed with the SEC, as auditors of companies that are traded publicly in the U.S. and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. Because our auditors are located in the People’s Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.
On May 24, 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. PCAOB continues to be in discussions with the CSRC and the Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects the U.S. regulators’ heightened interest in this issue. In a statement issued on December 9, 2019, the SEC reiterated concerns over the inability of the PCAOB to conduct inspections of the audit firm work papers with respect to U.S.-listed companies that have operations in China, and emphasized the importance of audit quality in emerging markets, such as China. On April 21, 2020, the SEC and the PCAOB issued a new joint statement, reminding the investors that in investing in companies that are based in or have substantial operations in many emerging markets, including China, there is substantially greater risk that disclosures will be incomplete or misleading, and there is also a greater risk of fraud. In the event of investor harm, there is substantially less ability to bring and enforce SEC, DOJ and other U.S. regulatory actions, in comparison to U.S. domestic companies, and the joint statement reinforced past SEC and PCAOB statements on matters including the difficulty to inspect audit work papers in China and its potential harm to investors.

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
Due to the enactment of the Holding Foreign Companies Accountable Act, or the HFCA Act, we may not be able to maintain our listing on the NYSE.
As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in December 2020, the United States enacted the Holding Foreign Companies Accountable Act, or the HFCA Act, which includes requirements for the SEC to identify issuers whose audit reports are prepared by auditors that the PCAOB is unable to inspect or investigate because of restrictions imposed by
non-U.S.
authorities in the auditor’s local jurisdiction, or covered issuers. The HFCA Act also requires public companies on this SEC list to certify that they are not owned or controlled by a foreign government and make certain additional disclosures on foreign ownership and control of such issuers in their SEC filings. Furthermore, the HFCA Act amends the Sarbanes-Oxley Act of 2002 to require the SEC to prohibit securities of any U.S. listed companies from being traded on any of the U.S. national securities exchanges, such as NYSE and Nasdaq Stock Market, or in the U.S.
“over-the-counter”
markets, if the auditor of the U.S. listed companies’ financial statements is not subject to PCAOB inspections for three consecutive
“non-inspection”
years after the law becomes effective.
While the SEC has not yet identified a list of issuers whose auditors are not subject to PCAOB inspections, the first such list could be released in early 2022. On March 24, 2021, the SEC announced the adoption of interim final amendments to implement the submission and disclosure requirements of the HFCA Act. In the announcement, the SEC clarifies that before any issuer will have to comply with the interim final amendments, the SEC must implement a process for identifying covered issuers. The announcement also states that the SEC staff is actively assessing how best to implement the other requirements of the HFCA Act, including the identification process and the trading prohibition requirements. Enactment of the HFCA Act and other efforts to increase the U.S. regulatory access to audit information could cause investor uncertainty as to China-based issuers’ ability to maintain their listings on the U.S. national securities exchanges, including us, and the market price of the ADSs could be adversely affected. We cannot assure you that we will not be identified by the SEC as an issuer whose audit report is prepared by auditors that the PCAOB is unable to inspect or investigate. We cannot assure you that, once we have a
“non-inspection”
year, we will be able to take remedial measures in a timely manner, and as a result, and we cannot assure you that we will always be able to maintain the listing of our ADSs on a national stock exchange in the U.S., such as the NYSE or the Nasdaq Stock Market, or that you will always be allowed to trade our shares or ADSs. If we were subject to the trading prohibitions of the HFCA Act, the market price and liquidity of our ADSs will be materially and adversely affected.
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
Our audit committee is aware of the policy restriction and regularly communicated with our independent auditor to ensure compliance. If additional remedial measures are imposed on the China-based “big four” accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act. The settlement did not require the firms to admit to any violation of law and preserves the firms’ legal defenses in the event the administrative proceeding is restarted.
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
PRC government authorities have promulgated laws and regulations to protect personal information from any abuse or unauthorized disclosure. In November 2016, the Standing Committee of the National People’s Congress promulgated the Network Security Law of the People’s Republic of China, or the Network Security Law, which took effect as of June 1, 2017. The Network Security Law is the first special law establishing the overall regulatory regime of personal information protection at the digital age. Since the Network Security Law came into effect, a series of legislative and administrative actions in connection with personal information protection have been taken by the PRC government. The newly adopted legislature includes laws, judicial interpretations, national standards and governmental regulations related to personal information protection, while governmental agencies such as the Central Cyberspace Affairs Commission, the Ministry of Industry and Information Technology, the Ministry of Public Security, and the State Administration for Market Regulation have taken a series campaigns to enhance and tighten the supervision of collection, usage, storage and transfer practices of personal information by internet service providers. For instance, pursuant to the Order for the Protection of Telecommunication and Internet User Personal Information issued by the Ministry of Industry and Information Technology in July 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. Furthermore, Personal Information Protection Act has been listed into the legislative plan, which will strengthen the supervision of the collection of personal information. Furthermore, the Information Security Technology-Personal Information Security Specification (GB/T 35273-2017), or the Specification, was issued by the General Administration of Quality Supervision, Inspection and Quarantine of the PRC and the Standardization Administration of the PRC, or the Standardization Administration, on December 29, 2017 and has been replaced by Information Security Technology Personal Information Security Specification (GB/T 35273-2020), or the 2020 Specification, issued by the State Administration for Market Regulation and the Standardization Administration jointly which took effect on October 1, 2020. Pursuant to the Specification, product and service providers should take technical and other necessary measures to ensure the safety of personal information, clearly demonstrate the purpose, approaches and scope of processing the personal information to the individual and acquire the authorization. In addition, according to the 2020 Specification, personal biometric information should be stored separately from personal identity information and in principle, the original personal biometric information should not be stored; besides, it further requires that main function of privacy policy is to disclose the scope and rules of personal information collection and use by the personal information controller, which should not be regarded as a contract signed by the subject of personal information. In particular, in 2019, operators of hundreds of APPs, including many popular and well-known Apps such as

Douyu, YY, Meituan and Alipay, have been consulted or ordered by government agencies to rectify their practices of personal information protection; since September 2019, the so-called
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
Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline significantly. The total number of ordinary shares outstanding as of March 31, 2021 was 253,088,198, comprising 189,597,026 Class A ordinary shares and 63,491,172 Class B ordinary shares. All ADSs representing our Class A ordinary shares sold in our initial public offering will be freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. All of the other ordinary shares outstanding are available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.
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
In July 2019, we issued US$345 million aggregate principal amount of convertible senior notes due 2026. As of March 31, 2021, we have repurchased US$217 million aggregate principal amount of convertible notes, and the outstanding principal amount was US$128 million. The conversion of some or all of the convertible notes may dilute the ownership interests of existing shareholders. Any sales in the public market of the ADSs issuable upon such conversion could adversely affect prevailing market prices of our ADSs. In addition, the existence of the convertible notes may encourage short selling by market participants because the conversion of the convertible notes could depress the market price of our ADSs.
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
We consider ourselves as a service provider with the primary business purpose of focusing on our data technology. However, we have historically funded, and may continue to fund, credit drawdowns with our own capital. In such case, the fees received from borrowers may be treated as interest for purposes of the PFIC rules. Given the foregoing and based on the past and projected composition and classification of our income and assets, we believe that there is a significant risk that we were classified as a PFIC for United States federal income tax purposes for 2020, and we may be classified as a PFIC in future taxable years. If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares, our PFIC status could result in adverse United States federal income tax consequences to you if you are a United States Holder, as defined under “Item 10. Additional Information — E. Taxation — Certain United States Federal Income Tax Considerations.” For example, if we are or become a PFIC, you may become subject to increased tax liabilities under United States federal income tax laws and regulations, and will become subject to burdensome reporting requirements. See “Item 10. Additional Information — E. Taxation — Certain United States Federal Income Tax Considerations — Passive Foreign Investment Company.” There can be no assurance that we were not a PFIC for 2020 or will not be a PFIC in any future taxable year.

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
Ganzhou Qudian, Hunan Qudian Technology Development Co., Ltd., or Hunan Qudian, and Xiamen Qudian became our consolidated VIEs in 2017. Xiamen Weipujia became our consolidated VIEs in 2018. Xiamen Qu Plus Plus became our consolidated VIE in 2019. We have entered into a series of contractual arrangements with each new consolidated VIE and its shareholders, which allows us to exercise effective control over each new consolidated VIE and realize substantially all of the economic risks and benefits arising from such new consolidated VIE. The contractual arrangements for each consolidated VIE, including those as to the new consolidated VIEs, contain substantively identical provisions that afford us, through our wholly-owned subsidiary Ganzhou Qufenqi, the right to control all consolidated VIEs in the same manner and degree. Mr. Min Luo, our founder, chairman and chief executive officer, and Mr. Lianzhu Lv, our head of user experience department, are the only shareholders of Ganzhou Qudian, and Mr. Min Luo and Mr. Hongjia He, our vice president, are the only shareholders of Hunan Qudian. Mr. Min Luo is the only shareholder of Xiamen Qudian. Mr. Min Luo and Mr. Hongjia He are the only shareholders of Xiamen Weipujia. Mr. Min Luo and Mr. Long Xu are the only shareholders of Xiamen Qu Plus Plus. In January 2021, we completed the dissolution of Hunan Qudian and terminated the contractual arrangements with Hunan Qudian and its shareholders. We believe such shareholding structure will enhance our administrative efficiency and reduce uncertainties associated with the enforcement of the relevant contractual arrangements entered into with the consolidated VIEs and their respective shareholder(s). Instead of relying on several shareholders’ compliance with their respective contractual obligations, we will only rely on one or two shareholders’ compliance for each consolidated VIE and would only need to enforce against such shareholder(s) in the event of a breach. The establishment of any of these consolidated VIEs is not intended to, and will not, have an adverse impact on the rights of our ADS holders. For more information, see “Item 3. Key Information on the Company — D. Risk Factors — Risks Relating to Our Corporate Structure — We rely on contractual arrangements with our consolidated VIEs and their shareholders to operate our business, which may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business.” We intend to utilize our consolidated VIEs to continue to conduct our existing loan book and transaction services businesses and to also undertake new business opportunities.
We currently conduct our business in China mainly through our consolidated VIEs and their subsidiaries. Xiamen Weipujia does not currently engage in material business operations.
We launched Wanlimu Kids Clubs, an early childhood education business, in January 2021. We currently operate the early childhood education business through Xiamen Wanlimu Growth Technologies Co., Ltd., or Xiamen Wanlimu Growth, a subsidiary of Ganzhou Qudian. To facilitate offshore financing for the new business, we have established a wholly-owned subsidiary under the laws of the Cayman Islands, WLM Kids Inc., or Wanlimu Cayman. Through a wholly-owned subsidiary of Wanlimu Cayman to be established in China, we plan to enter into a series of contractual arrangements with Xiamen Wanlimu Growth and its shareholder, which will allow us to continue to exercise effective control over Xiamen Wanlimu Growth and realize substantially all of the economic risks and benefits arising from Xiamen Wanlimu Growth.
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
Through our technology platform, we operate (i) a loan book business, whereby we offer small credit products to consumers and undertake the related credit risk, and (ii) a transaction services business, whereby we offer loan recommendation and referral services to third-party financial service providers and assume no credit risk. In 2020, we facilitated RMB22.4 billion (US$3.4 billion) in transactions, 82.1% of such transactions were facilitated under our loan book business, and 17.9% were facilitated under our transaction services business. As of December 31, 2020, we had served a cumulative number of borrowers of 19.1 million.
To provide consumers with a convenient experience, we offer small credit products through our online platform, with all of the transactions facilitated through mobile devices. Prospective borrowers can apply for small credit on their mobile phones and receive approval within minutes. Approved borrowers are then able to draw down on their cash credit with cash disbursed immediately into their online accounts in digital form. Borrowers also repay the credit drawdowns through their online accounts. We also offer merchandise credit products to finance borrowers’ direct purchase of merchandise from the Qudian marketplace on installment basis. Through collaborating with approximately 200 merchandise suppliers, we offer a variety of merchandise ranging from consumer electronics products to watches and sports and outdoor products to capture approved borrowers’ growing consumption demand and enhance their online shopping experience. In the three months ended December 31, 2020, the small credit products under our loan book business had an average size of approximately RMB2,700 (US$416) and weighted average term of approximately 4.5 months.
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
We have developed our transaction services business to help financial service providers grow, while simultaneously bringing value to consumers. The transaction services business also allows us to further monetize our user base and mitigate our credit risk exposure. While our registered users grew to approximately 81.9 million as of December 31, 2020, the number of outstanding borrowers was 3.5 million as of the same date, evidencing the potential to maximize the value of our user base. As of December 31, 2020, the cumulative amount of transactions facilitated under our transaction services business was RMB28.0 billion, and the cumulative number of borrowers for such transactions was 1.4 million. In the three months ended December 31, 2020, the transactions facilitated under our transaction services business had an average loan balance of approximately RMB6,800 (US$1,040) and weighted average term of approximately 6.4 months.
We generate (i) financing income, loan facilitation income and other related income and guarantee income from cash credit products and (ii) financing income and sales commission fee from merchandise credit products. We generate transaction services fee and other related income from our transaction services business. We also generate sales income from merchandise sales on the Wanlimu
e-commerce
platform, which we are in the process of winding down. We historically offered budget auto financing products, from which we generated sales income and financing income. We started to wind down our budget auto financing business in the second quarter of 2019 to focus on our core consumer finance business.
Our total revenues increased from RMB7,692.3 million in 2018 to RMB8,840.0 million in 2019, and decreased to RMB3,688.0 million (US$565.2 million) in 2020. We recorded net income of RMB2,491.3 million, RMB3,264.3 million and RMB958.8 million (US$146.9 million) in 2018, 2019 and 2020, respectively.
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
Our cash credit products comprise short-term, unsecured lines of credit that can be drawn down at any time, subject to our approval at the time of each drawdown request. Prospective borrowers complete an application and receive a decision on their application in as quick as a few seconds. When a credit is drawn, the money is deposited directly into the borrower’s specified digital account and can be used anywhere such digital account is accepted. Borrowers are typically charged financing service fees for cash credit drawdowns. In the three months ended December 31, 2020, our cash credit products had an average size of approximately RMB2,800 (US$425) and weighted average term of approximately 4.4 months.
We also offer merchandise credit products to finance borrowers’ direct purchase of merchandise offered on the Qudian marketplace on installment basis. The Qudian marketplace connects consumers with merchandise suppliers. We neither sell merchandise nor hold inventory for the Qudian marketplace. Customers access the Qudian marketplace through mobile apps. Only customers with approved merchandise credit limits can make purchases, and we require a minimum amount of each purchase to be funded by utilizing our credit product. In the event the credit drawdown were insufficient to purchase the relevant merchandise, borrowers will need to pay for the portion that was not covered by the credit products using their own funds. A borrower may also voluntarily pay a portion of the purchase price with his or her own funds. We currently collaborate with approximately 200 merchandise suppliers, including leading consumer brands and their authorized distributors, to offer 16 categories of merchandise from around 2,000 brands covering primarily consumer electronics, home appliances, watches and accessories, sports and outdoor merchandise and luggage. Borrowers are typically charged financing service fees for merchandise credit drawdowns. We also earn sales commission fee from our merchandise suppliers for our intermediary services rendered. Sales commission fee represents fees earned from merchandise suppliers when borrowers purchase their merchandise on the Qudian marketplace and comprise

(i) the difference between the retail prices of the merchandise sold to borrowers and the prices of the merchandise that we pay to the merchandise suppliers and (ii) rebates earned from merchandise suppliers. Such fees are determined based on our negotiation with the relevant merchandise suppliers. Merchandise suppliers do not receive any other amounts from us or borrowers.
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
Risk Management
To maintain healthy credit performance, we developed a rigorous credit assessment model and robust risk management system. We are an innovator in the application of artificial intelligence, machine learning and big data analytics to credit services. We aggregate borrowers’ behavioral data and utilize machine learning technologies to accurately assess borrowers’ credit profiles. Our unique small credit products with short tenure result in a high transaction frequency, which in turn help to produce a massive amount of transaction data and a high transaction velocity, which is critical for an artificial intelligence and machine learning driven credit assessment model to quickly evolve in a continuously self-reinforcing manner. The model is built on more than 800 decision rules and over 6,000 data variables and powered by our massive database, including more than 215 million actual transaction backed analytics and data from more than RMB291 billion cumulative amount of credit drawdowns facilitated as of December 31, 2020.
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

•
Restricted List Search
.
We collaborate with other institutions to screen prospective borrowers who are on restricted lists maintained by such institutions. We utilize such lists which contain individuals whose records indicate higher risk of fraud.

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

QD Score
QD score analyzes a large number of variables for each transaction and enable us to better differentiate between creditworthy borrowers and lower quality borrowers. Such variables include internal data, such as historical transaction data backed by actual repayment and delinquency behavior. Compared to our earlier credit assessment systems, QD score takes into account more variables relating to (i) prospective borrowers’ credit applications and delinquencies with other financial service providers and (ii) prospective borrowers’ ability to repay. We believe such variables have enhanced our ability to identify prospective borrowers who have borrowed from multiple sources and therefore present higher level of credit risk as well as our ability to accurately assess prospective borrowers’ ability to repay. For repeat borrowers, we use borrowers’ transaction data on our platform. We have cumulatively facilitated over 215 million credit transactions on our platform, which gives us proprietary data advantage in terms of users’ credit quality with regards to repayment and delinquency behavior.
QD score correlates positively with credit quality and ranges from 0 to 1,000. We offer borrowers with better credit quality progressively higher credit limits. In 2020, credit limits assigned to eligible borrowers ranged approximately from RMB500 to RMB25,000.
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
Our Risk Management Team
We have established a risk management team comprising of 131 employees as of December 31, 2020. Our risk management team meets regularly to examine the credit and enterprise risks of our company, and is intimately involved in portfolio management, credit model development, validation and optimization. Tasks performed by our risk management team includes reporting on origination trends, monitoring of portfolio performance and stability, risk concentrations, building and maintaining credit models, performing economic stress tests on our portfolio, optimizing credit decisioning processes and conducting peer benchmarking and exogenous risk assessments.

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
The financing service fee of a credit product is determined by its size and duration. Credit products of larger size and longer duration generally correspond to higher amount of financing service fees. For borrowers with strong credit profiles, we may offer them discounts as to financing service fees. In addition, we hold promotional campaigns from time to time and charge lower financing service fees during such campaigns. Such discounts were RMB61.6 million, RMB10.7 million and RMB2.2 million (US$0.3 million) for the years ended December 31, 2018, 2019 and 2020, respectively.

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
Borrowers
We target hundreds of millions of young, tech-savvy and mobile-active consumers in China who are underbanked and underserved but eager to access small credit for their discretionary spending. As we have been focused on providing credit products to young consumers across China, we have gained extensive experience and understanding into the behavior and consumption preference of such demographic of users since our inception. In 2020, approximately 78.9% of active borrowers are between 18 and 35 years of age.
We primarily engage borrowers through our mobile applications. We also seek to diversify our borrower engagement channels by collaborating with other leading Internet companies. However, in response to the uncertainties that came with the
COVID-19
coronavirus outbreak, we adopted a more conservative business strategy and implemented more stringent credit approval standards, as we have only provided credit products to customers with better credit histories since early 2020.
As of December 31, 2018, 2019 and 2020, approximately 31.0 million, 33.8 million and 33.8 million registered users were approved with credit, respectively. As of December 31, 2018, 2019 and 2020, our outstanding borrower base was 5.3 million, 6.1 million and 3.5 million, respectively. In 2018, 2019 and 2020, repeat borrowers made up approximately 88.0%, 77.6% and 98.3% of our total active borrowers, respectively. On average, an active borrower drew down credit from our platform approximately 6.2 times in 2020.
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

The table below sets forth a breakdown by funding sources for total amount of transactions in the periods presented:

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
On-balance sheet transactions:
Credit drawdowns that were funded by institutional funding partners	17,786,502	6,827,311	611,751	93,755
Credit drawdowns transferred to institutional funding partners	1,664,062	477,200	—	—
Credit drawdowns funded through trusts(1)	16,122,440	6,350,111	611,751	93,755

Credit drawdowns that were funded by our own capital	19,249,864	15,933,116	17,683,191	2,710,068

Total on-balance sheet transactions	37,036,366	22,760,427	18,294,942	2,803,823
Off-balance sheet transactions	20,904,603	38,080,279	97,879	15,001

Transactions under the loan book business	57,940,969	60,840,706	18,392,821	2,818,823

Transactions under the transaction services business	—	23,683,642	4,020,778	616,211

Total	57,940,969	84,524,348	22,413,599	3,435,034

(1)	Excludes credit drawdowns funded by our own capital through trusts.
The table below sets forth a breakdown by funding sources, as a percentage of the amount of transactions, in the periods presented

	Year Ended December 31,
	2018	2019	2020
	%
On-balance sheet transactions:
Credit drawdowns that were funded by institutional funding partners	30.7	8.1	2.7
Credit drawdowns transferred to institutional funding partners	2.9	0.6	—
Credit drawdowns funded through trusts(1)	27.8	7.5	2.7

Credit drawdowns that were funded by our own capital	33.2	18.9	78.9

Total on-balance sheet transactions	63.9	26.9	81.6

Off-balance sheet transactions	36.1	45.1	0.5

Transactions under the loan book business	100.0	72.0	82.1

Transactions under the transaction services business	—	28.0	17.9

Total	100.0	100.0	100.0

(1)	Excludes credit drawdowns funded by our own capital through trusts.
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
In 2020, the amount of transactions facilitated under these arrangements with banks, consumer finance companies and small credit companies for our cash credit products were RMB97.9 million (US$15.0 million). We recognize loan facilitation fees earned from banks, consumer finance companies and small credit companies as loan facilitation income and other related income, which were RMB131.6 million (US$20.2 million) in 2020. Subsequent to January 1, 2020, the non-contingent aspect of the risk assurance liability is subsequently recognized as guarantee income over the term of the arrangement as we are released from the stand ready obligation based on the borrower’s repayment of the loan principal, which were RMB826.2 million(US$126.6 million) in 2020. At the inception of each credit drawdown directly funded by banks, consumer finance companies and small credit companies, we record the fair value of (i) guarantee liabilities, which represent the present value of our expected payout based on the estimated delinquency rate and the applicable discount rate for time value; or (ii) risk assurance liabilities, which considers the premium required by a third-party market participant to issue the same risk assurance in a standalone transaction, as applicable. The contingent loss rising from risk assurance liabilities is recognized when borrower default is probable, and the amount of loss is estimable. Subsequent to January 1, 2020, the contingent liability relating to the expected credit losses arising from the contingent aspect of the risk assurance liability is initially measured under the CECL model in accordance with ASC 326. As of December 31, 2020, guarantee liabilities and risk assurance liabilities under our arrangement with banks, consumer finance companies and small credit companies was RMB31.4 million (US$4.8 million). In 2020, we paid banks, consumer finance companies and small credit companies RMB1,684.4 million (US$258.2 million) for borrower default.
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
We also fund certain trusts with our own capital. In 2020, the amount of transactions facilitated through trusts was RMB17,879.2 million (US$2,740.1 million), of which RMB611.8 million (US$93.8 million) was funded by institutional funding partners and RMB17,267.4 million (US$2,646.3 million) was funded with our own capital.
While the amount of transactions that a trust can provide is limited by the applicable trust agreement, we may establish additional trusts as necessary. In addition, each of the trusts has its own funding criteria, including sizes and durations of credit products, borrowers’ ages, type of products (i.e., cash credit or merchandise credit) and minimum annualized fee rate. The funding criteria of a trust are in part based on the relevant funding criteria of the institutional funding partners that provided funds into such trust. Following such criteria, we have facilitated a significant amount of transactions through our trusts. Since the trust company administering such trusts has been licensed by financial regulatory authorities to lend, credit drawdowns funded under such arrangement are not private lending transactions within the meaning of the Second Revised Private Lending Judicial Interpretation issued by the Supreme People’s Court of the PRC in December 2020. As a result, under such arrangement, we will not be deemed as a lender or a provider of financial services by the PRC regulatory authorities or becoming subject to supervision and restrictions on lending under the applicable laws and regulations.
Funding Arrangements with Banks Involving Our Own Capital
In 2020, we entered into arrangements with certain banks whereby such financial institutions act as channels for us to fund credit drawdowns with our own capital. We bear the full credit risk for such credit drawdowns, and we record such credit drawdowns on our balance sheet. In 2020, we funded RMB8.5 million (US$1.3 million) of credit drawdowns under such arrangements.
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
In 2020, we facilitated RMB4,020.8 million (US$616.2 million) of transactions facilitated under our transaction services business.
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
Our Collaboration with Ant Financial
In 2015, we approached Ant Financial for a potential business cooperation. We have established a rapidly expanding business as a provider of online credit products and demonstrated strong capabilities in data technology and risk management. In September 2015, Ant Financial’s wholly owned subsidiary API (Hong Kong) Investment Limited became a shareholder of Qufenqi Inc., a former holding company of Beijing Happy Time. We started to engage prospective borrowers through the Alipay consumer interface in November 2015. Since then, we have continued to collaborate with Ant Financial in certain areas of our business. In connection with our restructuring in 2016, API (Hong Kong) Investment Limited became one of the principal shareholders of Qudian Inc., and it ceased to be our principal shareholder in April 2019. In addition, we ceased to engage borrowers through the Alipay consumer interface in July 2019.
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
Historical Collaborations
. We used to cooperate with Zhima Credit for their credit service and credit analysis collaboration. Under our agreements with Zhima Credit, Zhima Credit would provide us with credit analysis information of prospective users and we would also share insights into the application of data technology to our own credit analysis models with Zhima Credit. We have ceased to collaborate with Zhima Credit as the relevant agreements expired in September 2018. We also used to engage borrowers through different channels on the Alipay consumer interface, and we ceased to engage borrowers through such interface in July 2019.
In October 2016 we formed a joint venture with Ant Financial, QuCampus, a company organized under the laws of the PRC. In September 2020, Ant Financial transferred its equity interests in QuCampus to us for a consideration of RMB3.2 million. As of the date of this annual report, QuCampus is wholly owned by us. We are currently in the process of winding down QuCampus.
Our Merchandise Suppliers
We operate the Qudian marketplace, an online marketplace where consumers purchase merchandise offered by third-party merchandise suppliers with our merchandise credit products. We currently collaborate with approximately 200 merchandise suppliers, including leading consumer brands and their authorized distributors to offer in demand merchandise from around 2,000 brands with relatively high price points, such as iPhones and other mobile phones, tablets and computers, on the Qudian marketplace. Our product offerings also include consumer electronics, home appliances, watches and accessories, sports and outdoor merchandise and luggage. We believe we enable leading consumer brands and their authorized distributors/retailers to reach a large customer base who previously may not have sufficient resources to purchase products from these brands and their authorized distributors/retailers, thereby increasing demand for their merchandise. As of December 31, 2020, there were over 430,000 SKUs offered on the Qudian marketplace.

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
Our proprietary credit assessment model has been powered by our massive database, including data from approximately 33.8 million accumulative applicants with approved credit line and approximately 19.1 million cumulative borrowers that have accounted for approximately RMB291.2 billion cumulative amount of credit drawdowns facilitated as of December 31, 2020. Our proprietary data analytics and credit assessment model is optimized to fit the realities of the Chinese market and tailored for each channel through which we engage prospective borrowers, using big data and fast data from sources that target borrowers in China. Our credit assessment model uses our own scoring criteria, and is routinely monitored, tested, updated and validated by our risk management team. Following credit evaluation, our credit determination system makes a determination as to whether the applicant is qualified, and a qualified borrower receives short-term, unsecured amount of credit. The full amount of such credit represents such borrower’s credit limit for merchandise credit products. A portion of the full amount represents the borrower’s credit limit for cash credit products. Nonetheless, while borrower may utilize funds received under cash credit products for any purpose, merchandise credit products can only be used to fund purchases on the Qudian marketplace. Unqualified applicants are notified of the decision of their applications being declined, although such applicants are not prohibited from applying again in the future.
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
Stage 5: Servicing and Collection
We utilize an automated process to help borrowers to make their scheduled payments. Upon origination, we establish a payment schedule with payment occurring on a set business day each month or week. Borrowers then make scheduled repayments online, or authorize deduction from their specified digital accounts the amount of scheduled repayments. In 2020, most of the scheduled repayments were made automatically from the borrowers’ specified digital accounts.
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

	Year Ended December 31,
	2018	2019	2020
Percentage of delinquent principal and services fees for on-balance sheet transactions recovered	79.4%	37.6%	155.3%
In addition to our own collection efforts, we have engaged other parties to conduct debt collection for us from June 2016 to October 2016, as we explored various methods of collection. Such parties have collected a total of approximately RMB150 thousand for us during the period. As we viewed cooperation with such parties to be ineffective, we have since terminated such cooperation.
Early Childhood Education Business
We launched Wanlimu Kids Clubs, an early childhood education business in January 2021. Wanlimu Kids Clubs caters to the strong demand of Chinese parents for early childhood education for their children. We aim to provide one-stop
solutions for parents and offer various different early childhood education services at our

Wanlimu education centers for young children to participate in. Classes currently available under Wanlimu Kids Clubs cover subjects such as sports, dancing, music and art. We have established one Wanlimu education center as of March 31, 2021, and plan to open more Wanlimu education centers across China in the future.
E-commerce
Business
We launched the Wanlimu
e-commerce
platform, which offers online luxury fashion products, in March 2020. We are in the process of winding down this business to focus on our other service offerings.
Our Information Technology and Security
Overview
Our network is configured with multiple layers of security modules to isolate our databases from unauthorized access. We use sophisticated security protocols for communication among applications and we encrypt private information, such as an applicant’s identification number. Our technology infrastructure is fully deployed, and our data is entirely maintained, on a customized cloud computing system comprised of approximately 1,183 cloud-based servers and 240 databases. As testimony to the flexibility and scalability of our technology infrastructure, we currently processes approximately 14,000 transactions per hour and 121 terabytes data per day. We have multiple layers of redundancy to ensure reliability of our systems and services. We also have a working data redundancy model with comprehensive backups of our databases and software.
Our technology and product development department, which comprised 285 employees as of December 31, 2020, including core team members with extensive experiences with leading Internet, online retail and mobile commerce and fintech companies in China, focuses on the following that support our long-term business growth:

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
We have developed a highly automated transaction syndication and clearing system that is capable of rapidly facilitating a massive number of transactions under a diverse array of funding arrangements. We currently processes approximately 14,000 transactions per hour and 121 terabytes data per day. The system has been seamlessly integrated with the systems of more than 100 licensed institutional funding partners, including banks. For a small credit application that can be funded by a single funding source, it automatically selects the proper funding source for each credit drawdown based on the large number of funding criteria specified by our institutional funding partners. For a large credit application, it can syndicate the credit commitment among us and our institutional funding partners based on their funding criteria. The system also separates payments from borrowers into the relevant categories, namely, principals, financing service fees, fees payable to institutional funding partners and penalty fees on a real-time basis and settles with the relevant funding partners on a same-day
basis. The system adapts to new funding arrangements quickly. For example, it typically takes two days to complete the configuration for a new trust and two weeks to do so for a new off-balance
sheet funding arrangement with a bank. The advanced and efficient system allows us to quickly match demand with institutional funding with appropriate risk appetite, thereby providing credit to consumer instantaneously.

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
Intellectual Property
We regard our trademarks, domain names, copyrights,
know-how,
proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark and trade secret law and confidentiality, invention assignment and non-compete
agreements with our employees and others to protect our proprietary rights. We have registered 69 trademarks in the PRC for “
趣店
”, “Qufenqi” and other trademarks. We also have 10 trademarks under application in the PRC. We are the registered holder of 159 domain names in the PRC that include qudian.com and laifenqi.com. We were also granted 127 copyrights that corresponding to our proprietary techniques in connection with our systems.
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
Beijing Happy Time, one of our consolidated VIEs, and Qufenqi (Beijing) Information Technology Co., Ltd, a subsidiary of Beijing Happy Time, have both obtained ICP licenses for provision of commercial Internet information services issued by Beijing Telecommunication Administration in February 2019 and March 2019, respectively. In Setpember 2020, the ICP license of Beijing Happy Time expired and we did not renew such license due to adjustments to our business structure. In addition, Xiamen Qudian Culture and Technology, Xiamen Qudian and Xiamen Qu Plus Plus have obtained ICP licenses for provision of Internet information services issued by Fujian Telecommunication Administration in December 2018, September 2019 and November 2019, respectively. As the implementing rules of the Administrative Measures on Telecommunications Business Operating Licenses or the Telecom Catalog have not been published, it remains uncertain as to how the “commercial Internet information services” and
“non-commercial
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
On December 29, 2017, the Information Security Technology Personal Information Security Specification (GB/T 35273-2017), or the Specification, was issued by the General Administration of Quality Supervision, Inspection and Quarantine of the PRC and the Standardization Administration and has been replaced by the 2020 Specification issued by the State Administration for Market Regulation and the Standardization Administration jointly which has taken effect on October 1, 2020. Pursuant to the Specification, product and service providers should take technical and other necessary measures to ensure the safety of personal information, clearly demonstrate the purpose, approaches and scope of processing the personal information to the individual and acquire the authorization. In addition, according to the 2020 Specification, personal biometric information should be stored separately from personal identity information and in principle, the original personal biometric information should not be stored; besides, it further requires that the privacy policy is to disclose the scope and rules of personal information collection and use by the personal information controller, which should not be regarded as a contract signed by the subject of personal information.
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
Regulations Related to Loans and Intermediation
The PRC Civil Code governs the formation, validity, performance, enforcement and assignment of contracts. The PRC Civil Code requires that the interest rates charged under a loan agreement must not violate the applicable provisions of the PRC laws and regulations. In accordance with the Second Revised Private Lending Judicial Interpretations issued by the Supreme People’s Court of the PRC in December, 2020, which came into effect on January 1, 2021, private lending is defined as financing between individuals, legal entities and other organizations. Loans funded by financial institutions which are licensed by financial regulatory authorities are not private lending transactions. When private loans between individuals are paid by wire transfer, the loan contracts between individuals came into effect upon the deposit of funds to the borrower’s account. In the event that the loans are made through an online consumer finance lending platform and the platform only provides intermediary services, the courts will dismiss the claims of the parties concerned against the platform demanding the repayment of loans by the platform as guarantors. However, if the online consumer finance service provider guarantees repayment of the loans as evidenced by its web page, advertisements or other media, or the court is provided with other proof, the lender’s claim alleging that the online consumer service provider assumes the obligations of a guarantor will be upheld by the courts. The Second Revised Private Lending Judicial Interpretations also provide that the lender could request the borrower to pay the interest according to the interest rate agreed in the contract, except that the interest rate agreed upon by the parties exceeds four times the market interest rate for one-year
loan at the conclusion of the contract. The “market interest rate for one-year
loan”

mentioned above refers to the market interest rate for
one-year
loan released every month by the National Interbank Funding Center with the authorization of the People’s Bank of China from August 20, 2019. However, according to the Second Revised Private Lending Judicial Interpretation and Reply by Supreme People’s Court to Issues Concerning the Scope of Application of the New Judicial Interpretation on Private Lending, the interest rate cap “market interest rate for one-year
loan” is not applicable to the lending business of financial institutions and their branches that have been established with the approval of financial regulatory authorities. The agreements between the lender which is a financial institution and borrower on loans with interest rates below 24% per annum are valid and enforceable. As to loans with interest rates per annum between 24% and 36%, if the interest on the loans has already been paid to the lender, and so long as such payment has not damaged the interest of the state, the community and any third parties, the courts will turn down the borrower’s request to demand the return of the interest payment. If the annual interest rate of a loan is higher than 36%, the excess will be void and will not be enforced by the courts.
Pursuant to the PRC Civil Code, a creditor may assign its rights under an agreement to a third party, provided that the debtor is notified. Upon due assignment of the creditor’s rights, the assignee is entitled to the creditor’s rights and the debtor must perform the relevant obligations under the agreement for the benefit of the assignee. In addition, according to the PRC Civil Code, an intermediation contract is a contract whereby an intermediary presents to its client an opportunity for entering into a contract or provides the client with other intermediary services in connection with the conclusion of a contract, and the client pays the intermediary service fees. Our business practice of connecting our institutional funding partners, certain of which are online lending information intermediaries, with individual borrowers may constitute intermediary service, and our service agreements with borrowers and investors may be deemed as intermediation contracts under the PRC Civil Code. Pursuant to the PRC Civil Code, an intermediary must provide true information relating to the proposed contract. If an intermediary conceals any material fact intentionally or provides false information in connection with the conclusion of the proposed contract, which results in harm to the client’s interests, the intermediary may not claim for service fees and is liable for the damages caused.
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
On July 12, 2020, Provisional Measures for Administration of Internet Lending by Commercial Banks was issued. Under this regulation, the regulatory range was broadened from the supervision on a lending entity to the supervision on such lending behavior. Moreover, this document sets detailed regulation on the duty of confidentiality of lending entities. Any online entity should bear the responsibility of information confidentiality. Leaking clients’ information including names, ages, phone numbers will bring severe punishment for the relevant entity. This regulation also makes it clear that when conducting lending business online, entities must have their service information fully exposure to clients, including and not limited to the amount of each lending, the interest, termination clause, etc.
On September 7, 2020, Notice of General Office of the China Banking and Insurance Regulatory Commission on Strengthening the Supervision and Administration of Microlending Companies was promulgated. Under this regulation, lending entities should adhere to the principle of petty sum and decentralization. Microlending companies shall, by following the principle of petty sum and decentralization, reasonably determine the amount and term of loans based on the income level, overall liabilities, asset status, actual needs and other factors of borrowers, so as to ensure that the repayment amount of the borrowers does not exceed their repayment capacity. The balance of the loans provided by a microlending company to the same borrower shall not exceed 10% of the company’s net assets; and the balance of the loans provided by a microlending company to the same borrower and its affiliated parties shall not exceed 15% of the company’s net assets. Local financial regulatory authorities may, in light of regulatory needs, lower the maximum balance of the aforesaid loans.
On November 11, 2020, Interim Measures for the Administration of Network
Small-sum
Loan Business (Trial) was issued. Under this regulation, lending entities have the duty of major-risk reporting. Upon the occasion where major risks are incurred, especially when it is an inter-provincial case, entities must report such major-risk event to regulatory bodies.
On December 19, 2020, Alert to the Risk of Over-borrowing Induced by Internet Platform was issued. Under this document, the regulatory bodies asked the market to be alarmed of over-advertising and false-advertising, over-self-dragging and various traps of internet loaning platforms.
On December 29, 2020, Reply by Supreme People’s Court to Issues Concerning the Scope of Application of the New Judicial Interpretation on Private Lending was issued. Under this regulation, upon the matter of the scope of private lending, after soliciting the opinions of financial regulatory authorities, seven types of local financial organizations, including small-sum
loan companies, financing guarantee companies, regional equity markets, pawnshops, financing lease companies, commercial factoring companies and local asset management companies under the regulation of local financial regulatory authorities, are financial institutions established upon approval by financial regulatory authorities. The new judicial interpretation on private lending is not applicable to disputes arising from their engagement in relevant financial businesses.
On February 19, 2021, Notice of General Office of the China Banking and Insurance Regulatory Commission on Further Regulating the Internet Lending Business of Commercial Banks. Under this regulation, if a commercial bank and a cooperative agency jointly contribute to the issuance of Internet loans, the management requirements for the range of capital contribution proportion shall be strictly implemented, and the capital contribution proportion of the cooperative party in a single loan shall not be less than 30%. If a commercial bank and a cooperative agency jointly contribute to the issuance of Internet loans, the bank’s balance of loans granted with a single cooperative party (including its affiliated parties) shall not exceed 25% of the net tier 1 capital of the bank. The balance of Internet loans jointly issued by a commercial bank and all cooperative agencies shall not exceed 50% of the bank’s balance of total loans granted by the bank. Also, this regulation imposes strict control over cross-regional operations. A local corporate bank that engages in Internet lending business shall provide services for local clients and shall not carry out Internet lending business beyond the jurisdiction of its registration place. However, a corporate bank that has no physical business outlets, mainly carries out its business online, and meets other conditions prescribed by the China Banking and Insurance Regulatory Commission is excluded.

On February 24, 2021, Notice on Further Standardizing the Supervision and Administration of Internet Consumer Loans for College Student was issued. Under this regulation, loaning entities are strictly banned from false-advertising towards college students. Entities must have a pre-loaning
research on the way how college students would use this sum of loaning.
On March 15, 2021, Measures for the Supervision and Administration of Network Transactions was issued. Under this regulation, other than individuals whose transaction sum is under RMB10,000 a year, online platforms and business entities must register themselves under regulations of related regulatory bodies. Moreover, online business bodies shall secure clients’ information by not revealing clients’ privacy, moreover, online business entities are forbidden from sending advertising messages to clients.
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
Regulations Related to Online
Peer-to-Peer
Lending
On July 18, 2015, ten PRC regulatory agencies, including the PBOC, the MIIT and the CBRC, jointly issued the Guidelines on Promoting the Healthy Development of Internet Finance, or the Internet Finance Guidelines. The Internet Finance Guidelines define “online peer-to-peer
lending” as direct loans between parties through an Internet platform, which is under the supervision of CBRC, and governed by the PRC Civil Code, the General Principles of the Civil Law of the PRC, and related judicial interpretations promulgated by the Supreme People’s Court. Online peer-to-peer
lending institutions are required to specify their nature as information intermediaries, mainly provide information services for the direct lending between borrowers and lenders, and can neither provide credit enhancement services nor engage in illegal fund-raising.

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
On August 17, 2016, the CBRC, the MIIT, Ministry of Public Security and State Internet Information Office promulgated The Interim Measures for Administration of the Business Activities of Online Lending Information Intermediary Institutions, or the Interim Online Lending Information Intermediary Measures, to regulate the business activities of online lending information intermediary institutions. The “online lending” as specified in the Interim Online Lending Information Intermediary Measures refers to direct lending between peers, which can be natural persons, legal persons or other organizations, through Internet platforms, which we understand is equivalent to the “online peer-to-peer
lending” as defined in the Internet Finance Guidelines. According to the Interim Online Lending Information Intermediary Measures, “online lending information intermediary institution” refer to financial information intermediaries that are engaged in the lending information business and directly provide peers, which can be natural persons, legal persons or other organizations, with lending information services, such as information collection and publication, credit rating, information interaction and loan facilitation between borrowers and lenders for them to form direct peer-to-peer
lending relationships. The Interim Online Lending Information Intermediary Measures are only applicable to private lending transactions according to relevant interpretations by the China Banking Regulatory Commission. Loans funded by financial institutions which are licensed by financial regulatory authorities are not private lending transactions within the meaning of the Private Lending Judicial Interpretation issued by the Supreme People’s Court of the PRC in August 2015, which has been amended in December 2020.
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
According to these Interim Online Lending Information Intermediary Measures, online lending information intermediary institutions cannot directly or indirectly engage in the following activities: (1) financing their own operations with the funds of lenders; (2) accepting or collecting directly or indirectly the funds of lenders; (3) providing lenders with a guarantee or promise to guarantee principal and interest thereon directly or in disguised form; (4) publicizing or promoting financing projects by themselves or by delegating or authorizing a third party at physical places other than by electronic means such as the Internet, landlines, mobiles etc.; (5) extending loans, except otherwise provided by applicable laws and regulations; (6) splitting the term of any financing project; (7) offering wealth management and other financial products by themselves to raise funds, and selling as agent bank wealth management, securities company asset management, fund, insurance or trust products and other financial products; (8) conducting asset securitization business or transferring of creditors’ rights in the forms of assets packaging, asset securitization, trust asset, fund shares etc.; (9) engaging in any form of mixture, bundling or agency with other institutions in investment, agency in sale, brokerage and other business except as permitted by laws, regulations and relevant regulatory provisions on online lending; (10) falsifying or exaggerating the truthfulness and earnings outlook of financing projects, concealing the defects and risks of financing projects, making false advertising or promotion, etc., by using ambiguous words or other fraudulent means, fabricating or spreading false or incomplete information, impairing the business reputation of others or misleading lender or borrowers; (11) providing information intermediary services for the high-risk financing with the borrowed funds to be used for investment in stocks, over-the-counter
fund distribution, futures contracts, structured funds and other derivative products; (12) engaging in a business such as crowd-funding in equity; and (13) other activities prohibited by laws and regulations. The Interim Online Lending Information Intermediary Measures also stipulate the following obligations as the business principles of online lending information intermediary institutions: (1) providing, in accordance with laws, regulations and contracts, lenders and borrowers with collection, arrangement, identification, screening and online publication of direct lending information as well as the relevant services such as credit assessment, matching between borrowing and lending, financing consulting and online dispute resolution; (2) conducting necessary examination of the qualification and eligibility of lenders and borrowers, authenticity of information as well as the authenticity and legitimacy of financing projects; (3) taking reasonable measures to prevent fraudulent behaviors and announcing and terminating relevant network-based lending activities in a timely manner upon discovery of any fraudulent behaviors or any other circumstances impairing the interests of lenders; (4) conducting continuously the activities for popularization of the knowledge and education of the risks of network-based lending, strengthening risk disclosure, guiding lenders to participate in network-based lending in small-amount and scattered manner and ensuring that lenders are fully aware of lending risks; (5) submitting relevant information in accordance with laws, regulations and relevant regulatory provisions on network-based lending, of which the information on creditors’ rights and liabilities in connection with network-based lending shall be submitted to and registered with the relevant data statistical departments in a timely manner; (6) keeping proper custody of the data and transaction information of lenders and borrowers without deleting, tampering with, illegally selling or divulging the basic information and transaction information of lenders and borrowers; (7) performing according to law the anti-money laundering and anti-terrorist financing obligations, such as client identity identification, suspicious transaction reporting, keeping the identity data and transaction records of clients, etc.; (8) cooperating with relevant departments in properly handling the work relating to preventing, investigating and punishing the finance-related illegal activities and crimes; (9) ensuring the work relating to the Internet information content management as well as network and information security pursuant to the relevant requirements; and (10) other obligations prescribed by the banking regulatory authority of the State Council and the provincial people’s governments of the places of industrial and commercial registration. Furthermore, in offline physical locations, online lending information intermediary institutions shall not operate businesses other than risk management and necessary business processes such as information collection and confirmation, post-loan tracking and pledge management in accordance with online-lending regulations. Online lending information intermediary institutions shall, based on their risk management capabilities, set upper limits on the loan balance of a single borrower borrowing both from one online lending intermediary and from all online lending information intermediary institutions. In the case of natural persons, this limit shall not be more than RMB200,000 for one online lending intermediary and not more than RMB1 million in total from all platforms, while the limit for a legal person or organization shall not be more than RMB1 million for one online lending intermediary and not more than RMB5 million in total from all platforms. For the protection of investors and borrowers, the Interim Online Lending Information Intermediary Measures require that online lending information intermediary institutions (i) separate their own capital from funds received from lenders and borrowers and (ii) select a qualified banking financial institution as their funding depository institution, which shall perform depository and administration responsibilities as required. In addition, the Interim Online Lending Information Intermediary Measures provide for other miscellaneous requirements for online lending information intermediary institutions, including but not limited to, risk assessment and disclosure, auditing and authentication, industry association, reporting obligations, information security and disclosure and legal liabilities. Online lending information intermediary institutions established prior to the effectiveness of the Interim Online Lending Information Intermediary

Measures have a transition period of twelve months to rectify any activities that are non-compliant
with the Interim Online Lending Information Intermediary Measures, except with respect to criminal activity, which must be terminated immediately.
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
On November 28, 2019, the Office of the Leading Group for Specific Rectification against Online Finance Risks and the Office of the Leading Group for Specific Rectification against P2P Online Lending Risks jointly issued the Guidance of Transformation of Online Lending Information Intermediaries to Small Credit Companies, or Guidance 83, which further signals the fundamental goal of the PRC government to end of P2P business.The regulatory actions under such stringent regulation on P2P lending platforms have decimated P2P lending platforms, including many well-known or listed companies such as Yidai, LuFax, and China Rapid Finance (NYSE: XRF). As of December 31, 2020, all P2P lending platforms have been exited or have completed their business transformation. We do not engage in direct loan facilitation between peers, which can be natural persons, legal persons or other organizations. While we facilitate loans that are directly funded by certain institutional funding partners such as banks, such companies are financial institutions licensed by financial regulatory authorities to lend. Facilitation of loans pursuant to our arrangements with such licensed financial institutions is not subject to the regulation set forth in the Interim Online Lending Information Intermediary Measures. As such, we do not consider our company as an “online lending information intermediary institution” regulated under the above regulations. However, we cannot assure you that the CBRC or other PRC regulatory authorities would not expand the applicability of the Interim Online Lending Information Intermediary Measures and regard us as an “online lending information intermediary institution.” In the event that we are deemed as an online lending information intermediary institution by the PRC regulatory authorities in the future, we may have to make registration with the local financial regulatory authority and apply for telecommunication business operating licenses if required by the competent authorities, and our current business practice may be considered to be not in compliance with the Interim Online Lending Information Intermediary Measures, and accordingly, our business, results of operations and financial position will be materially and adversely affected.
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

The PRC Civil Code was, promulgated by the National People’s Congress on May 28, 2020 and became effective from January 1, 2021, and the PRC Civil Code regulates the civil contractual relationship among natural persons, legal persons and other organizations. Chapter 15 of the Part III Contracts of PRC Civil Code sets forth mandatory rules about finance lease contracts including that finance lease contracts shall be in written form and shall include terms such as the name, quantity, specifications, technical performance and inspection method of the leased property, the lease term, the composition, payment term, payment method and currency of the rent and the ownership of the leased property upon expiration of the lease.
Under finance lease contracts, the lessor shall conclude a purchase contract based on the lessee’s selections in respect of the seller and the leased property, and the seller shall deliver the leased property to the lessee as agreed. The lessee has the rights of a buyer when taking delivery of the leased property.
Without the consent of the lessee, the lessor may not modify relevant details related to the lessee of the purchase contract that has been concluded based on the lessee’s selections in respect of the seller and the leased property. The lessor is not liable for injury to the body or damage to the property of a third party caused by the leased property while in the possession of the lessee. However, the ownership of the leased property vests in the lessor. If they have not stipulated in which party ownership shall vest upon expiration, if such stipulation is not clear, or if ownership cannot be determined in accordance with the PRC Civil Code, the ownership of the leased property shall vest in the lessor.
Pursuant to the PRC Civil Code, unless otherwise agreed upon by the parties, the rental shall be determined according to the major part or whole of the costs for the purchasing the leased property and reasonable profits of the lessor.
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
Regulations Related to Intellectual Property Rights
The Standing Committee of the National People’s Congress, or the SCNPC, the State Council and the National Copyright Administration, or the NCAC, have promulgated various rules and regulations relating to the protection of software in China, including without limitation the PRC Copyright Law, adopted in 1997 and revised in 2001, 2010, and 2020 respectively, with its implementation rules adopted in 1991 and revised in 2002 and 2013 respectively, and the Regulations for the Protection of Computer Software as promulgated on June 4, 1991 and revised on December 20, 2001, January 30, 2013, respectively. Under these rules and regulations, software owners, licensees and transferees may register their rights in software with the NCAC or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process to enjoy the better protections afforded to registered software rights.
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
Regulations Relating to Cross-border Trading
The Customs Law, effective as of July 1, 1987 and amended on July 8, 2000, June 29, 2013, December 28, 2013, November 17, 2016 and November 4, 2017, divides imported and exported items into “means of transports”, “goods” and “articles” based upon the nature and purpose of such items. Under the Customs Law, “goods” and “articles” are not defined, but these concepts are clarified in the Implementation Regulations of Administrative Punishments Under the Customs Law, effective as of November 1, 2004. The regulation describes “articles” as postal items and travelers’ luggage that are brought in and out of the PRC on an individual’s person or luggage. When the quantity of articles is higher than a reasonable amount for personal use, it will be regarded as “goods.” “Personal use” means that the traveler or consignee will use the items themselves or give the items as gifts, rather than selling or renting the items. “Reasonable amount” means the regular amount determined in accordance with the traveler or consignee’s situation, purpose of travel and duration of stay.
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
The Customs Law requires that importers and exporters make true declarations of their goods and technologies to customs. The Imported and Exported Commodity Inspection Law, issued February 21, 1989 and amended on April 28, 2002, June 29, 2013, April 27, 2018 and December 29, 2018, also requires that certain items listed in the Catalog of Import and Export Commodities for Inspection, or the Customers Catalog, must be inspected by a commodity inspection organization authorized by the State Administration for Commodity Inspection before they can be exported. For import and export commodities not listed in the Customers Catalog, the commodity inspection authorities may conduct random inspections pursuant to the Measures for the

Administration of Random Inspection of Import and Export Commodities, issued as of December 31, 2002 and amended as of April 28, 2018. Further, the Ministry of Commerce and the General Administration of Customs jointly adopted a mandatory licensing system for the export of certain merchandise, which exporters must comply with depending on the commodities they export. Further, the Administration for Industry promulgated Measures for Penalties for Infringement upon Rights and Interests of Consumers which requires strict compliance with the Law on Protection of Rights and Interest of Consumers and related laws and regulations for the purpose of stopping infringement upon rights and interests of consumers pursuant to the law, protecting the legitimate rights and interests of consumers, and safeguarding social and economic order. On October 23, 2020, under State Administration for Market Regulation Decree No.31, Measures for Penalties for Infringement upon Rights and Interests of Consumers was revised and further focuses on the disclosure of its information to consumers. The information that must be disclosed includes but not limited to: (i) information on grant, alteration, or renewal or renewal of administrative permit; (ii) information on administrative punishment; (iii) other information to be announced pursuant to the law; (iv) registration and filing information; (v) registration information for chattel mortgage; (vi) registration information for pledge of equity; (vii) information on administrative punishment and (viii) other information to be announced pursuant to law . Violation against such requirements would constitute a direct violation of both Provisional Regulations on Enterprise Information Disclosure and Measures for Penalties for Infringement upon Rights and Interests of Consumers and would be punished severely.
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
Regulations Related to Education
On March 18, 1995, the PRC National People’s Congress, or the NPC, promulgated the Education Law of the PRC, or the Education Law. The Education Law stipulates that the government formulates plans for the development of education, establishes and operates business of education, and in principle, enterprises, institution, social organizations and individuals are encouraged to operate various types of educational businesses. It is provided in the Education Law that no organization or individual may establish or operate a school or any other educational institution for commercial purposes. On December 27, 2015, the NPC Standing Committee, published the Decision on Amendment of the Education Law, which took effect on June 1, 2016. The NPC Standing Committee narrowed the provision prohibiting the establishment or operation of schools or other educational institutions for commercial purposes to only restricting a school or other educational institution founded with governmental funds or donated assets in the amended Education Law.
On December 28, 2002, the NPC Standing Committee promulgated the Law for Promoting Private Education, and was last amended on December 29, 2018, the amendment of which also took effect on December 29, 2018. On March 5, 2004, the PRC State Council promulgated the Implementation Rules for the Law for Promoting Private Education, which became effective on April 1, 2004, or the Private Education Implementation Rules. On August 10, 2018, the Ministry of Justice has published Regulations on the Implementation of the Law of the People’s Republic of China on the Promotion of Private Education (Draft Revision) (Draft for Examination), or Regulations on the Implementation of the Law of the Promotion of Private Education (Draft Revision), for public comments. According to the Private Education Law, establishment of private institution for academic education, pre-school
education, self-taught examination support and other cultural education shall be subject to approval by the authorities in charge of education. A duly approved private school will be granted operating permit, and shall be registered as a legal person at the competent registration authorities. Sponsors of private schools may set up, at their sole discretion, non-profit
or commercial private schools. Nonetheless, sponsors may not establish commercial private schools providing compulsory education. Article 15(2) of Regulations on the Implementation of the Law of the Promotion of Private Education (Draft Revision) (Draft for Examination) provides that private training and education institutions that implement educational and teaching activities that contribute to quality improvement and personality development, such as language proficiency, art, sports, science and technology, research and study, as well as private training and education institutions that provide cultural education and non-academic
continuing education for adults, may apply directly for registration as legal persons, and the approval by the authorities in charge of education is not required.
On June 18, 2012, the Ministry of Education, or the MOE, issued the Implementation Opinions of MOE on Encouraging and Guiding the Entry of Private Capital in the Fields of Education and Promoting the Healthy Development of Private Education to encourage private investment and foreign investment in the field of education. According to these laws, regulations and opinions, the proportion of foreign capital in a
PRC-foreign
cooperative education institute shall be less than 50%.
On December 27, 2020, the MOFOCOM and the NDRC jointly promulgated the Catalog of Industries Encouraging Foreign Investment (2020 Version), or the 2020 Encouraged Catalog, which became effective on January 27, 2021 and replaced the previous list of the industries where foreign investment is encouraged under the 2019 Encouraged Catalog. According to the Catalogue of Industries Encouraging Foreign Investment (2020 Version),
non-school-based
vocational training institutions are among the industries encouraging foreign investment.

Regulation Relating to After-school Tutoring and Education
On September 4, 1991, the 21
st
Session of the Standing Committee of the Seventh National People’s Congress issued the Law of the People’s Republic of China on the Protection of Minors, or the Law on Protection of Minors. On the October 17, 2020, the law was amended, focusing on time arrangement of the minors especially in terms of their lessons taken after class, which will take effect on the June 1, 2021. The amended Law on Protection of Minors orders that educational institutions shall not organize lessons such as English lessons that teach pre-school
kids contents included in primary school education schedule in any forms.
On February 13, 2018, the MOE, the Ministry of Civil Affairs, the Ministry of Human Resources and Social Security and the SAMR jointly promulgated the Circular on Alleviating After-school Burden on Primary and Secondary School Students and Implementing Inspections on After-school Training Institutions, pursuant to which the government authorities will carry out a series of inspections on after-school training institutions and order those with material potential safety risks to suspend business for self-inspection and rectification and those without proper establishment licenses or school operating permits to apply for relevant qualifications and certificates under the guidance of competent government authorities.After-school training institutions are prohibited from providing academic training services beyond the scope or above the level of school textbooks, or organizing any academic competitions (such as Olympiad competitions) or level tests for students of primary and secondary schools. In addition, primary and secondary schools may not reference the student’s performance in the after-school training institutions as one of admission criteria.
On August 6, 2018, the General Office of the State Council issued Opinions of the State Council on regulating the development of out-of-school
training institutions (“State Council Circular 80”) with a view to effectively reduce the excessive extracurricular burden of primary and secondary school students and promote the standardized and orderly development of out-of-school
training institutions. State Council Circular 80 sets out a number of operating standards for after-school tutoring institutions to adhere, including, among others, that: (i) an average student area of not less than 3 square meters during the same training period, to ensure that it is not crowded and easy to evacuate; they must meet national requirements on fire prevention, environmental protection, health, food operation and other management regulations.; (ii) through the purchase of personal safety insurance for the participants and other necessary ways to prevent and resolve the risk of safety accidents; (iii) in terms of teacher conditions, off-campus
training institutions must have a relatively stable teaching staff, and may not employ primary or secondary school teachers in service ; (iv) training institutions should sign employment contracts, labor contracts or labor agreements with the personnel hired in accordance with the law. The employment of foreign personnel shall comply with the relevant national regulations. In addition, after-school training institutions are prohibited from carrying out exam-oriented training, training that goes beyond the school syllabus, training in advance of the corresponding school schedule or any training activities associated with student admission, and they are not allowed to organize any level test, rank examination or competition on academic subjects for primary and secondary students. The training content of after-school training institutions cannot exceed the corresponding national curricular standards and training progress shall not be more accelerated than the corresponding progress of local schools. According to State Council Circular 80, after-school training institutions are also required to disclose and file relevant information regarding the institution, including their training content, schedule, targeted students and school timetable to the relevant education authority, and their training classes may not end later than 8:30 p.m. each day or otherwise conflict with the teaching time of local primary and secondary schools. Course fees can only be collected for courses in three months or shorter installments. Moreover, State Council Circular 80 requests that competent local authorities formulate relevant local standards for after-school training institutions within their administrative area. If an overseas listed after-school training institution publicizes overseas any periodical report, or any interim report on material adverse effect on its operation, it must concurrently publish the information in Chinese on its official website (or on the disclosure platform for securities exchange information in the absence of an official website).
On June 10, 2020, the General Office of MOE and the General Office of SAMR promulgated the Notice on Issuing the Form of Service Contract for After-school Training Provided to Primary and Secondary School

Students, which requires the local competent regulatory authorities to guide the relevant parties to use the form of service contract for after-school training activities provided to primary and secondary school students. The form of service contract covers the obligations and rights of parties involved in the after-school training, including detailed provisions on training fees, refund arrangement and default liabilities.
Relating to after-school tutoring and education, (i) as Regulations on the Implementation of the Law of the Promotion of Private Education (Draft Revision) has not yet come into force, market administrative departments in each region have different understandings of whether various types of private for-profit
training institutions need to obtain the operating permit by the authorities in charge of education, and even though Wanlimu Kids Club is not currently required by the competent authorities to obtain the license, it does not exclude the risk that it may be required to obtain the license in the future; (ii) the limited space and size of Wanlimu Kids Club’s educational facilities may lead to a drain of our students to our competitors; (iii) accidents or injuries suffered by our students, our employees or other people at Wanlimu Kids Club may adversely affect our reputation and subject us to liability; (iv) we are at risk of outbreaks related to the new coronavirus and other epidemics, which may result in reduced attendance or closures.

C.	Organizational Structure
The following diagram illustrates our company’s organizational structure, and the place of formation, ownership interest and affiliation of each of our principal subsidiaries and affiliated entities as of December 31, 2020. It omits certain entities that are immaterial to our results of operations, business and financial condition, such as Xiamen Weipujia, which do not currently engage in material business operations. Except as otherwise specified, equity interests depicted in this diagram are held as to 100%. The relationships between each of Ganzhou Qudian, Xiamen Weipujia, Xiamen Qudian and Beijing Happy Time and Ganzhou Qufenqi, and the relationship between Xiamen Youxiang and Xiamen Qu Plus Plus are governed by contractual arrangements and do not constitute equity ownership.

(1)
Includes subsidiaries of Xiamen Financial Lease located in various cities across China. Xiamen Financial Lease and its subsidiaries were primarily involved in operating Dabai Auto, our budget auto financing business. We ceased offering auto financing products in the second quarter 2019, and we are on the process of winding down certain subsidiaries of Xiamen Financial Lease.

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

Shareholders	Relationship with shareholders of Qudian Inc.	Amount of Registered Capital	Percentage of Equity Interests
		RMB
Mr. Min Luo	Holds 100% equity interests in Qufenqi Holding Limited	5,025,579	21.0
Phoenix Auspicious Internet Investment L.P. and Shenzhen Guosheng Qianhai Investment Co., Ltd.	Affiliates of Phoenix Auspicious FinTech Investment L.P. and Guosheng (Hong Kong) Investment Limited (formerly known as Wa Sung Investment Limited), or Guosheng HK, collectively referred to as Phoenix Entities	4,596,670	19.2
Beijing Kunlun Tech Co., Ltd.	Affiliate of Kunlun Group Limited	4,587,496	19.2
Ningbo Yuanfeng Venture Capital L.P.(a)	Affiliate of Source Code Accelerate L.P.	3,757,355	15.7
Shanghai Yunxin Venture Capital Co., Ltd.(a)	Affiliate of API (Hong Kong) Investment Limited	2,985,744	12.5
Jiaxing Blue Run Quchuan Investment L.P. and Tianjin Blue Run Xinhe Investment Center L.P.(a)	Affiliates of Ever Bliss Fund, L.P. and Joyful Bliss Limited, collectively referred to as Zhu Entities	1,681,366	7.0
Tianjin Happy Share Asset Management L.P., referred to as Tianjin Happy Share(b)	Not applicable	1,251,742	5.2

(a)
Ningbo Yuanfeng Venture Capital L.P., Shanghai Yunxin Venture Capital Co., Ltd., Jiaxing Blue Run Quchuan Investment L.P. and Tianjin Blue Run Xinhe Investment Center L.P. entered into a series of agreements to transfer their respective equity interest in Beijing Happy Time to Mr. Min Luo in October 2020. We are still in the process of completing the registration of such share transfer with the relevant regulatory authorities.

(b)
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

(6)
Material subsidiaries of Ganzhou Qudian include Xiamen Qudian Commercial Factoring Co., Ltd., Jiangxi Chunmian Technology Development Co., Ltd., Ganzhou Qudian Commerce Development Co., Ltd., Xiamen Junda Network Technology Co., Ltd., Xinjiang Qudian Technology Co., Ltd. and Xiamen Wanlimu Growth, which we expect to utilize to explore new business opportunities.

(7)
Material subsidiaries of Xiamen Qudian include Xiamen Wanlumu Technology Co., Ltd., Xiamen Qudian Culture and Technology Co., Ltd., Global Select (HK) Limited, Qu Plus Plus (HK) Limited and Xiamen Wanlimu Luxuries Co., Ltd.

(8)
Material subsidiaries of Beijing Happy Time include Fuzhou Happy Time Technology Development Co., Ltd., Tianjin Happy Time Technology Development Co., Ltd., Tianjin Qufenqi Technology Co., Ltd, Ganzhou Happy Fenqi Network Service Co., Ltd., Ganzhou and Fuzhou High-tech Zone Microcredit Co., Ltd. Bejing Happy Time currently operates our websites and mobile apps under the Laifenqi brand and Qudian brand.

We launched Wanlimu Kids Clubs, an early childhood education business, in January 2021. We currently operate the early childhood education business through Xiamen Wanlimu Growth, a subsidiary of Ganzhou Qudian. To facilitate offshore financing for the new business, we have established a wholly-owned subsidiary under the laws of the Cayman Islands, Wanlimu Cayman, in February 2021. Through a wholly-owned subsidiary of Wanlimu Cayman to be established in China, we plan to enter into a series of contractual arrangements with Xiamen Wanlimu Growth and its shareholder, which will allow us to continue to exercise effective control over Xiamen Wanlimu Growth and realize substantially all of the economic risks and benefits arising from Xiamen Wanlimu Growth.

Our Contractual Arrangements with Consolidated VIEs and Their Shareholders
Due to PRC legal restrictions on foreign ownership and investment in, among other areas, VATS, which include the operations of Internet content providers, or ICPs, we, similar to all other entities with foreign-incorporated holding company structures operating in our industry in China, currently conduct these activities mainly through Beijing Happy Time and its subsidiaries. We established three additional consolidated VIEs, Ganzhou Qudian, Hunan Qudian and Ganzhou Qudian, in 2017. In addition, Xiamen Weipujia also became one of our consolidated VIEs in 2018 and Xiamen Qu Plus Plus became our sixth consolidated VIEs in 2019. In January 2021, we completed the dissolution of Hunan Qudian and terminated the contractual arrangements with Hunan Qudian and its shareholders. We effectively control each consolidated VIE through a series of contractual arrangements with such VIE, its shareholders and Ganzhou Qufenqi or Xiamen Youxiang, as applicable, as described in more detail below, which collectively enables us to:

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
The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, Ganzhou Qufenqi or Xiamen Youxiang, as applicable, the applicable consolidated VIEs, and their respective shareholders.
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
Exclusive Call Option Agreements.
Pursuant to the exclusive call option agreements, our consolidated VIEs and each of their shareholders have irrevocably granted Ganzhou Qufenqi or Xiamen Youxiang, as applicable, an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion at any time, to the extent permitted under PRC law, all or part of such shareholder’s equity interests in the applicable, or any or all of the assets of such consolidated VIE. For reasons discussed in this section, there may be PRC legal restrictions on the ability of Ganzhou Qufenqi and Xiamen Youxiang to directly purchase such equity interests or assets. In the event such equity interests or assets are sold to persons designated by Ganzhou Qufenqi or Xiamen Youxiang, as applicable, Ganzhou Qufenqi or Xiamen Youxiang, as applicable, and such persons will need to enter into contractual arrangements that are similar to the existing ones in order for Ganzhou Qufenqi or Xiamen Youxiang, as applicable, to exercise effective control over and receive substantially all the economic benefits of such equity interests or assets. As for the equity interests in a consolidated VIE, the purchase price should be equal to the minimum price as permitted by PRC law. As for the assets of a consolidated VIE, the purchase price should be equal to the book value of the assets or the minimum price as permitted by applicable PRC law, whichever is higher. Without prior written consent of Ganzhou Qufenqi or Xiamen Youxiang, as applicable, each consolidated VIE and its shareholders have agreed that such consolidated VIE shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, create or allow any encumbrance on its assets or other beneficial interests, provide any loans or guarantees and etc. Ganzhou Qufenqi and Xiamen Youxiang are entitled to all dividends and other distributions declared by the applicable consolidated VIE except as they agree otherwise in writing, and the shareholders of the applicable consolidated VIE have agreed to pay any such dividends or distributions to Ganzhou Qufenqi and Xiamen Youxiang, respectively. Each agreement will remain effective until all equity interests of the applicable consolidated VIE held by its shareholders and all assets of such consolidated VIE have been transferred or assigned to Ganzhou Qufenqi or Xiamen Youxiang, as applicable, or its designated person(s).
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
Our corporate headquarters are located in Xiamen, Fujian Province, China, where we lease approximately 15,872 square meters of office space pursuant to a series of lease expiring in the second quarter of 2021 through second quarter of 2022. We also maintain leased properties of approximately 127 square meters, 100 square meters, 2,000 square meters and 799 square meters in Beijing, Tianjin, Fuzhou and Ganzhou in Jiangxi Province, respectively. We also use a property of 80 square meters in Jiangxi Province provided by the local government without rent.
In January 2018, we purchased the use rights with respect to a parcel of land of approximately 53,239 square meters located in Xiamen, Fujian Province for a price of RMB106 million. Pursuant to the contract we signed with the local government authorities, our land lease right of use asset will last for 40 years. We have commenced construction of our innovation park on such parcel of land, and the construction is expected to be completed in 2022.
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
For comparison of our results of operations for the years ended December 31, 2019 to December 31, 2018, refer to “Item 5. Operating and Financial Review and Prospects” in the 2020 Form
20-F,
filed with the SEC on April 27, 2020.

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
Through our technology platform, we operate (i) a loan book business, whereby we offer small credit products to consumers and undertake the related credit risk, and (ii) a transaction services business, whereby we offer loan recommendation and referral services to third-party financial service providers and assume no credit risk. In 2020, we facilitated approximately RMB22.4 billion (US$3.4 billion) in transactions, 82.1% of such transactions were facilitated under our loan book business, and 17.9% were facilitated under our transaction services business. As of December 31, 2020, we had served a cumulative number of borrowers of 19.1 million.
To provide consumers with a convenient experience, we offer small credit products through our online platform, with all of the transactions facilitated through mobile devices. Prospective borrowers can apply for small credit on their mobile phones and receive approval within minutes. Approved borrowers are then able to draw down on their cash credit with cash disbursed immediately into their online accounts in digital form. Borrowers also repay the credit drawdowns through their online accounts. We also offer merchandise credit products to finance borrowers’ direct purchase of merchandise from the Qudian marketplace on installment basis. Through collaborating with approximately 200 merchandise suppliers, we offer a variety of merchandise ranging from consumer electronics products to watches and sports and outdoor products to capture approved borrowers’ growing consumption demand and enhance their online shopping experience. In the three months ended December 31, 2020, the small credit products under our loan book business had an average size of approximately RMB2,700 (US$416) and weighted average term of approximately 4.5 months.
We have developed our transaction services business to help financial service providers grow, while simultaneously bringing value to consumers. The transaction services business also allows us to further monetize our user base and mitigate our credit risk exposure. While our registered users grew to approximately 81.9 million as of December 31, 2020, the number of outstanding borrowers was 3.5 million as of the same date, evidencing the potential to maximize the value of our user base. We aim to further activate this user base by operating an open platform, whereby we offer transaction referral services to licensed institutional funding partners. The financial service providers take full credit risk for these referrals. We expect to create significant value for all parties involved in these initiatives: financial service providers gain access to a vast online borrower base; and consumers can access affordable, instant credit through more mobile channels. As of December 31, 2020, the cumulative amount of transactions facilitated under our transaction services business was RMB28.0 billion (US$4.3 billion), and the cumulative number of borrowers for such transactions was 1.4 million. In the three months ended December 31, 2020, the transactions facilitated under our transaction services business had an average loan balance per borrower of approximately RMB6,800 (US$1,042) and weighted average term of approximately 6.4 months.
We generate (i) financing income, guarantee income and loan facilitation income and other related income from cash credit products and (ii) financing income and sales commission fee from merchandise credit products. We generate transaction services fee and other related income from our transaction services business. We also generate sales income from merchandise sales on the Wanlimu
e-commerce
platform, which we are in the process of winding down. We historically offered budget auto financing products, from which we generated sales income and financing income. We started to wind down our budget auto financing business in the second quarter of 2019 to focus on our core consumer finance business.
Our total revenues increased from RMB7,692.3 million in 2018 to RMB8,840.0 million in 2019, and decreased to RMB3,688.0 million (US$565.2 million) in 2020. We recorded net income of RMB2,491.3 million, RMB3,264.3 million and RMB958.8 million (US$146.9 million) in 2018, 2019 and 2020, respectively.
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
Transactions under the loan book business consist of
on-balance
sheet transactions, as well as
off-balance
sheet transactions. We periodically adjust our allowance for loan principal and financing service fee receivables when we believe that the future collection of the principal of on-balance
sheet transactions is unlikely. We base the allowance for loan principal and financing service fee receivables primarily on historical loss experience using a roll rate-based model applied to our principal and financing service fee receivables portfolios and, to a lesser extent, macroeconomic factors. As such, an increase in delinquency rates of on-balance
sheet transactions will result in a higher allowance for loan principal and financing service fee receivables. We recognize any increase in allowance for loan principal and financing service fee receivables as provision for loan principal and financing service fee receivables for the relevant period. We charge off loan principal and financing service fee receivables as a reduction to the allowance for loan principal and financing service fee receivables when the principal and financing service fee receivables are deemed to be uncollectible. At the inception of each off-balance
sheet transaction, we record the fair value of (i) guarantee liabilities, which represent the present value of our expected payout based on the estimated delinquency rate and the applicable discount rate for time value; or (ii) risk assurance liabilities, which considers the premium required by a third-party market participant to issue the same risk assurance in a standalone transaction, as applicable. The contingent loss rising from risk assurance liabilities is recognized when borrower default is probable, and the amount of loss is estimable. The contingent liability related to the expected credit loss for the guarantee measured was recoginized at inception in accordance with ASC 326. As such, an increase in expected delinquency rates of off-balance
sheet transactions will result in an increase in the amount of guarantee liabilities and risk assurance liabilities, which is recognized as changes in guarantee liabilities and risk assurance liabilities in our results of operations.
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
The following table sets forth our registered users, outstanding borrowers and cumulative number of borrowers as of the dates indicated:

	As of December 31,
	2018	2019	2020
	(in thousands)
Registered users	71,766	79,463	81,937
Outstanding borrowers	5,260	6,116	3,472
Cumulative number of borrowers	16,716	19,037	19,067
We define “registered users” as individuals who have registered with us.
We define “outstanding borrowers” as borrowers who have outstanding loans under either the loan book business or the transaction services business as of a specified date.
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
The table below sets forth a breakdown for the amount of transactions we facilitated in the periods presented:

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
On-balance sheet transactions	37,036,366	22,760,427	18,294,942	2,803,823
Off-balance sheet transactions	20,904,603	38,080,279	97,879	15,001

Transactions under the loan book business	57,940,969	60,840,706	18,392,821	2,818,823

Transactions under the transaction services business	—	23,683,642	4,020,778	616,211

Total	57,940,969	84,524,348	22,413,599	3,435,034

We define “amount of transactions” as the aggregate principal amount of credit drawdowns that are provided to borrowers in the specified period, which are comprised of (i) credit drawdowns that are facilitated under our loan book business and (ii) credit drawdowns that are facilitated under our transaction services business.

The table below sets forth a breakdown for the outstanding principal of transactions we facilitated as of the dates presented:

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
On-balance sheet transactions	9,652,127	9,286,416	4,718,031	723,070
Off-balance sheet transactions	9,353,242	13,254,755	83,723	12,831

Transactions under the loan book business	19,005,369	22,541,171	4,801,755	735,901

Transactions under the transaction services business	—	15,594,775	5,135,404	787,035

Total	19,005,369	38,135,946	9,937,159	1,522,936

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

We experienced increases in M1+ delinquency rate by vintage over time. M1+ delinquency rate by vintage for transactions in the four quarters of 2019 reached 5.6% through March 31, 2020. M1+ delinquency rate by vintage for transactions in the four quarters of 2020 reached 13.0% through March 31, 2021. Such changes were primarily attributable to higher risks in the credit market.
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

	Delinquent for
	1-30 calendar days	31-60 calendar days	61-90 calendar days	More than 90 calendar days	Total
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
As of
December 31, 2018	153,188	108,535	104,483	298,091	664,297	96,618
December 31, 2019	314,330	212,627	185,994	629,975	1,342,926	192,899
December 31, 2020	51,673	45,871	53,291	254,885	405,720	62,179

The following table provides the balance of outstanding financing service fees for on-balance
sheet transactions where the longest past due period of an installment payment was 1 to 30, 31 to 60 and 61 to 90 calendar days as of the dates presented
(1)
:

	Delinquent for
	1-30 calendar days	31-60 calendar days	61-90 calendar days	Total
	RMB	RMB	RMB	RMB	US$
	(in thousands)
As of
December 31, 2018	4,328	5,545	7,108	16,981	2,470
December 31, 2019	6,233	8,118	10,669	25,019	3,594
December 31, 2020	1,109	1,551	2,557	5,217	800

(1)	Financing service fees are reversed post 90 calendar days.
We actively service and collect principal and financing service fees that are past due. The following table sets forth the amount of principal and financing service fees for on-balance
sheet transactions that were recovered for the periods presented:

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Amount recovered past due payments for principal	500,936	461,822	580,048	88,896
Amount recovered past due payments for financing service fees	39,878	52,730	58,223	8,923
The following table sets forth the amount of loan principal and financing service fee receivables we charged off for the periods presented:

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Amount charged off	1,077,333	1,215,718	2,127,088	325,991
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
on-balance
sheet transactions during such period. The following table sets forth our provision ratio for the periods presented:

	Year Ended December 31,
	2018	2019	2020
Provision ratio	3.09%	9.49%	7.84%

We periodically adjust our allowance for loan principal and financing service fee receivables when we believe that the future collection of principal is unlikely. We base the allowance for loan principal and financing service fee receivables primarily on historical loss experience using a roll rate-based model applied to our principal and financing service fee receivables portfolios and, to a lesser extent, macroeconomic factors. We recognize any increase in allowance for loan principal and financing service fee receivables as provision for loan principal and financing service fee receivables for the relevant period. Our provision ratio decreased from 9.49% in 2019 to 7.84% in 2020 primarily due to a decrease in M1+ overdue loan principals.
M1+ Delinquency Coverage Ratio
We define “M1+ delinquency coverage ratio” as the balance of allowance for principal and financing service fee receivables at the end of a period, divided by the total balance of outstanding principal for on-balance
sheet transactions for which any installment payment was more than 30 calendar days past due as of the end of such period.

	As of December 31,
	2018	2019	2020
M1+ delinquency coverage ratio	1.1x	1.5x	2.4x
M1+ delinquency coverage ratio was above 1.1x as of December 31, 2018, 2019 and 2020, indicating that our allowance for principal and financing service fee receivables was adequate to cover delinquency balance.
Charge-Off
Ratio
We define
“charge-off
ratio” as the amount of loan principal receivables we charged off during a period, divided by the total amount of on-balance
sheet transactions during such period.

	Year Ended December 31,
	2018	2019	2020
	%
Charge-off ratio	2.91%	5.34%	11.63%
Components of Results of Operations Revenues
Our total revenues comprise financing income, sales commission fee, sales income, penalty fees, guarantee income, loan facilitation income and other related income and transaction services fee and other related income. Our total revenues are presented net of VAT. Financing income represents financing service fees that we collect from borrowers for on-balance
sheet transactions, which we have facilitated since inception in April 2014. Sales commission fee represents fee earned from merchandise suppliers in connection with merchandise credit products. Sales income represents the sales price of cars we sell to car buyers in connection with our budget auto financing products and revenues from product sales through our Wanlimu
e-commerce
platform. Penalty fees represent fees we charge borrowers for late repayment. Guarantee income represents income earned from our obligation to provide risk assurance on the principal and accrued interest repayment of loans facilitated, which is recognized over the term of the arrangement as we are released from the stand ready obligation based on the borrower’s repayment of the loan principal. Loan facilitation income and other related income represent loan facilitation fees earned from certain institutional funding partners in connection with off-balance
sheet transactions, a type of funding arrangement that started in September 2016. For more information, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Critical Accounting Policies — Revenue Recognition.” Transaction services fee and other related income represent commissions and fees earned from financial service providers in connection with our transaction services business. The following table sets forth the breakdown of our total revenues, both in absolute amount and as a percentage of our total revenues, for the periods presented:

	Year Ended December 31,
	2018		2019		2020
	RMB	% of total revenues	RMB	% of total revenues	RMB	US$	% of total revenues
	(in thousands, except for percentages)
Revenues
Financing income	3,535,276	46.0	3,510,055	39.7	2,102,665	322,248	57.0
Sales commission fee	307,492	4.0	356,812	4.0	80,992	12,413	2.2
Sales income	2,174,789	28.3	431,946	4.9	610,793	93,608	16.5
Penalty fees	28,013	0.4	44,354	0.5	72,235	11,070	2.0
Guarantee income	—	—	—	—	826,198	126,620	22.4
Loan facilitation income and other related income	1,646,773	21.3	2,297,413	26.0	131,633	20,174	3.6
Transaction services fee and other related income	—	—	2,199,464	24.9	(136,542)	(20,926)	(3.7)

Total revenues	7,692,343	100.0	8,840,044	100.0	3,687,974	565,207	100.0

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
Sales Commission Fee
Sales commission fee represents fee earned from merchandise suppliers when borrowers purchase their merchandise on the Qudian marketplace and comprise the difference between the retail prices of the merchandise sold to borrowers and the prices of the merchandise that we pay to the merchandise suppliers.
Sales income
Sales income comprise (i) the sales price of cars, which consists of down payment and principal under the sales-type finance leases, (ii) the amount of consideration we receive from the buyer for the sale of the vehicle, net of value-added tax, in vehicle sales with guarantee transactions and (iii) the sales price of fashion products we sold on Wanlimu
e-commerce
platform.
Penalty Fees
Penalty fees represent fees we charge borrowers for late repayment. Penalty fees are recognized on a cash basis when the penalty fees will not be reversed.
Guarantee Income
Guarantee income represents the non-contingent aspet of the risk assurance liability that we recognize over the term of the arrangement as we are released from the stand ready obligation on the borrowers’ repayment of the loan principal.

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

	Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues and operating expenses:
Cost of revenues	2,735,428	35.6	901,788	10.2	862,354	132,162	23.4
Sales and marketing	540,551	7.0	280,616	3.2	293,282	44,947	8.0
General and administrative	255,867	3.3	286,059	3.2	285,905	43,817	7.7
Research and development	199,560	2.6	204,781	2.3	170,691	26,160	4.6
Changes in guarantee liabilities and risk assurance liabilities	116,593	1.5	1,143,427	12.9	(87,894)	(13,470)	(2.4)
Provision for receivables and other assets	1,178,723	15.3	2,283,126	25.8	1,641,362	251,550	44.5

Total	5,026,722	65.3	5,099,797	57.6	3,165,700	485,166	85.8

The following table sets forth our cost of revenues and operating expenses paid to related parties for the periods presented:

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues and operating expenses paid to related parties:
Cost of revenues (1)	147,611	—	—	—
Sales and marketing (2)	32,542	—	—	—
Total	180,153	—	—	—

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
Cost of Revenues
Our cost of revenues represent cost of goods sold, which primarily consists of cost of goods sold on Wanlimu
e-commerce
platform, cost of cars we purchase, and cost of other revenues, which includes interest expense of borrowings, which are fees paid or payable to institutional funding partners and other lending related costs, which include payment processing and settlement fees, including those paid to Alipay. The following table sets forth components of our cost of revenues, both in absolute amount and as a percentage of our total revenues, for the periods presented:

	Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues:
Cost of goods sold	2,003,642	26.1	366,015	4.1	645,083	98,864	17.5
Cost of other revenues	731,786	9.5	535,773	6.1	217,271	33,298	5.9

Total	2,735,428	35.6	901,788	10.2	862,354	132,162	23.4

Interest expenses of borrowings depend on the institutional funding partners which we work with to fund the transactions we facilitate. Starting in December 2016, we collaborate with trust companies to enable certain institutional funding partners to provide funding to borrowers through trusts. Such trust arrangements provide a specified rate of return to the institutional funding partners. The amount accrued that reflects such pre-agreed
rate of return payable to the institutional funding partners is recognized as interest expenses of borrowings. Fee rates vary among institutional funding partners. As of December 31, 2020, we did not have any outstanding borrowings under such arrangements. The interests payable to institutional funding partners are lower than financing service fees we collect from borrowers on the credit drawdowns transferred. Certain institutional funding partners provide funds directly to borrowers for credit that we facilitate, and we do not recognize interest expenses of borrowings relating to such credit drawdowns. In addition, when utilizing our own capital to fund credit, we also do not incur interest expenses of borrowings.
Sales and Marketing
Sales and marketing expenses include expenses for (i) our core online consumer finance business and consist primarily of expenses related to borrower engagement and retention, salaries, benefits and share-based compensation related to our sales and marketing staff; and (ii) our Wanlimu
e-commerce
platform business and consist primarily of expenses related to marketing activities we conducted to promote the platform.
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
Changes in Guarantee Liabilities and Risk Assurance Liabilities
At the inception of each
off-balance
sheet transaction, we record the fair value of (i) guarantee liabilities, which represent the present value of our expected payout based on the estimated delinquency rate and the applicable discount rate for time value; or (ii) risk assurance liabilities, which considers the premium required by a third-party market participant to issue the same risk assurance in a standalone transaction, as applicable. Prior to January 1, 2020, the release of the non-contingent aspect of the risk assurance liability is recognized in earnings as a reduction of changes in guarantee liabilities and risk assurance liabilities. The contingent loss arising from the obligation to make future payments is recognized when borrower default is probable, and the amount of loss is estimable. Subsequent to January 1, 2020, the non-contingent aspect of the risk assurance liability is subsequently recognized as guarantee income over the term of the arrangement as we are released from the stand ready obligation based on the borrower’s repayment of the loan principal. The contingent liability relating to the expected credit losses arising from the contingent aspect of the risk assurance liability is initially measured under the CECL model. The subsequent changes in the contingent aspect of the risk assurance liability is adjusted through earnings as changes in guarantee liabilities and risk assurance liabilities. The service fees payable to us, net of guarantee liabilities and risk assurance liabilities which were deducted from the consideration in connection with such transaction, are recognized as loan facilitation income and other related income. Increases in the amount of guarantee liabilities and risk assurance liabilities are recognized as changes in guarantee liabilities and risk assurance liabilities in our results of operations. We started to facilitate such transactions in September 2016 and recognized RMB116.6 million, RMB940.0 million and RMB22.3 million (US$3.4 million) of changes in guarantee liabilities in 2018, 2019 and 2020, respectively. We recognized nil, RMB203.5 million and a reversal of RMB110.2 million (US$16.9 million) of changes in risk assurance liabilities in 2018, 2019 and 2020.
Provision for Receivables and Other Assets
We periodically adjust our allowance for loan principal and financing service fee receivables when we believe that the future collection of principal is unlikely. We base this allowance primarily on historical loss experience using a roll rate-based model applied to our principal and financing service fees receivables portfolios and, adjusted for various qualitative factors that reflect current conditions and reasonable and supportable forecasts of future economic conditions after the adoption of ASC 326. The allowance for finance lease receivables is calculated based on historical loss experience using probability of default and loss given default methods and adjusted for various qualitative factors that reflect current conditions and reasonable and supportable forecasts of future economic conditions after the adoption of ASC 326. We stratify probability of default and loss given default by the recovered rate under different scenarios (i.e., cash collection, repossessing the leased vehicle or non-recovery),
and calculates allowance balance by timing exposure at default under each scenario. For information regarding our accounting policy related to allowance for receivables, see “— Critical Accounting Policies — Loan Principal and Financing Service Fee Receivables” and “— Critical Accounting Policies — Finance lease receivables.” We periodically adjust our allowance for other receivables when we believe that the future collection of receivables is unlikely. We recognize any increase in allowance for loan principal, financing service fee receivables and other receivables as provision for receivables for the relevant period.

The following table sets forth the provision for receivables and other assets, both in an absolute amount and as a percentage of total revenues, for the periods presented.

	Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Provision for receivables and other assets	1,178,723	15.3	2,283,126	25.8	1,641,362	251,550	44.5
Share-based Compensation
The following table sets forth the effect of share-based compensation expenses on our operating expenses line items, both in an absolute amount and as a percentage of total revenues, for the periods presented.

	Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Sales and marketing	5,641	0.1	4,482	0.1	1,912	293	0.1
General and administrative	38,587	0.5	74,312	0.8	40,895	6,267	1.1
Research and development	13,753	0.2	8,505	0.1	2,827	433	0.1

Total	57,981	0.8	87,299	1.0	45,634	6,994	1.3

See “— Critical Accounting Policies — Share-based Payments” for a description of what we account for the compensation cost from share-based payment transactions.
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
China
Generally, our subsidiary and consolidated VIEs in China are subject to enterprise income tax on their taxable income in China at a rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. Our subsidiaries in Ganzhou are entitled to preferential tax rate of 15%. Xinjiang Qudian Technology Co., Ltd. is a company established in a special economic development zone and is therefore entitled to an exemption from income tax from January 1, 2017 to December 31, 2020. Xiamen Qudian was qualified as a High and New Technology Enterprise and was subject to a preferential statutory tax rate of 15% in 2020.
We are subject to VAT at a rate of 6% on the services we provide to borrowers, less any deductible VAT we have already paid or borne. We are subject to VAT at a rate of 13% on the budget auto financing services we provide to borrowers. We are also subject to surcharges on VAT payments in accordance with PRC law.

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
Revenue recognition
We generate revenues primarily by providing borrowers with merchandise and cash installment credit services, credit facilitation services, transaction services, automobile financing services, and e-commerce sales.
Under ASC 606, revenue is recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration that we expect to be entitled to in exchange for those goods or services, net of value-added tax. We determine revenue recognition through the following steps:

•	Identify the contract(s) with a customer;

•	Identify the performance obligations in the contract;

•	Determine the transaction price;

•	Allocate the transaction price to the performance obligations in the contract; and

•	Recognize revenue when (or as) the entity satisfies a performance obligation.
Credit facilitation
We entered into credit facilitation arrangements with various Funding Partners. We: (i) match borrowers with the Funding Partners which directly fund the credit drawdowns to the borrowers and (ii) provide post-origination services, such as short messaging reminder services throughout the term of the loans. For each successful match, we receive a recurring service fee throughout the term of the loans. When borrowers make instalment repayments directly to the Funding Partners, the Funding Partners will then remit the recurring service fees to us on a periodic basis. In addition, we provide a guarantee on the principal and accrued interest repayments of the defaulted loans to the Funding Partners.

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
The transaction price is the amount of consideration to which we expect to be entitled in exchange for transferring the promised services to the customer, net of value-added tax. The transaction price allocated to loan facilitation income and post-origination services includes variable consideration which is contingent on the borrower making timely repayments. The amount of variable consideration is limited to the amount that is probable not to be reversed in future periods. We estimated the variable consideration using the expected value method, based on historical defaults, current and forecasted borrower repayment trends and assessed whether variable consideration should be constrained. Any subsequent changes in the transaction price will be allocated to the performance obligations on the same basis as at contract inception.
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
Revenues from loan facilitation services are recognized when we matche borrowers with the Funding Partners and the funds are provided to the borrower. Additionally, revenues from post-origination services are recognized evenly over the term of the loans as the services are performed.
Vehicle sales with guarantee
We sell vehicles to buyers and provide loan facilitation services to Funding Partners who provides financing to the vehicle buyers. The buyer obtains control of the vehicle when the buyer physically possesses the vehicle and when we receive cash consideration for the vehicle from the buyer. We will receive recurring service fees from the Funding Partners for our loan facilitation services and post-origination services throughout the term of the loan. In addition, we provide a guarantee on the principal and accrued interest repayments of the defaulted loans to the Funding Partners. For vehicle sales, we determine the buyer to be our customer. The transaction price for the vehicle sale is the amount of consideration we receive from the buyer for the sale of the vehicle, net of value-added tax. We are the principal in the vehicle sale transaction and sales income is recognized on a gross basis when the title of the vehicle is transferred to the buyer. For the loan facilitation services, we determine both the Funding Partners and the buyer to be our customers. We consider the loan facilitation service, post-origination services and guarantee service as separate services, of which the guarantee service and the post origination service is accounted for in accordance with ASC 815 and ASC 860, respectively. The transaction price is the amount of consideration to which we expect to be entitled in exchange for transferring the promised services to the customer, net of value-added tax. The transaction price of loan facilitation services includes variable service fees which are contingent on the borrower making timely repayments. Variable consideration is estimated using the expected value method based on historical default rate, current and forecasted repayment trends and is limited to the amount of variable consideration that is probable not to be reversed in future periods. As a result, the estimation of variable consideration involves significant judgement. We make the assessment of whether the estimate of variable consideration is constrained. Any subsequent changes in the transaction price will be allocated to the performance obligations on the same basis as at contract inception. We first allocate the transaction price to the guarantee liabilities at fair value in accordance with ASC 815. The remaining transaction price is then allocated to the loan facilitation services and post-origination services on a relative standalone selling price basis. We do not have observable price for the loan facilitation services and post-origination services because the services are not provided separately. As a result, the estimation of standalone selling price involves significant judgement. We estimate the standalone selling price of the loan facilitation and post-origination services using the expected cost plus a margin approach. Revenues from loan facilitation services are recognized when we provide loan facilitation services to Funding Partners and the buyer. Additionally, revenues from post-origination services are recognized evenly over the term of the loans as the services are performed.
E-commerce sales
We recognize revenue from product sales through our e-commerce platform. Our single performance obligation is to sell products to customers. We are the principal and record revenue on a gross basis as we control the products before transfer to the customers. Revenue is measured based on the amount of consideration we expect to receive reduced by value-added tax, discount and estimate for product returns. Product returns are estimated using the expected value method based on historical return patterns. Revenues are recognized at a point in time when the products are accepted by the customers. As of December 31, 2019 and 2020, estimated product returns were not material.
Transaction services fee
We entered into credit transaction arrangements with certain Funding Partners. We refer borrowers to the Funding Partners which directly fund the credit drawdowns to the borrowers and provides post-origination services, such as short messaging reminder services throughout the term of the loans. For each successful transaction, we typically receive a pre-agreed
recurring service fee throughout the term of the loans. When borrowers make installment repayments directly to the Funding Partners, the Funding Partners will remit the recurring transaction services fees to us on a periodic basis.
The referral services are considered to be the performance obligations in the arrangement. The transaction price is the amount of consideration to which we expect to be entitled to in exchange for transferring the promised service to the customer, net of value-added tax. The transaction price allocated to the referral services and post origination services includes variable service fees which are contingent on the borrower making timely repayments to the Funding Partners. Variable consideration is estimated using the expected value method based on historical default rate, current and forecasted borrower repayment trends and is limited to the amount of variable consideration that is probable not to be reversed in future periods. We will update our estimate of the variable consideration at the end of each reporting period. The estimation of variable consideration (including the amount of variable consideration constrained) involves significant judgement. Revenues from transaction services are recognized when we successfully refer the borrower to the Funding Partner and the Funding Partner provides the funds to the borrower. Revenues from post-origination services are recognized evenly over the term of the loans as the services are performed.
Financing income
Borrowers can withdraw cash (“cash installment credit services”) or purchase products (e.g. personal consumer electronics) (“merchandise installment credit services”) up to their approved credit limit and elect the installment repayment period, ranging from one to eighteen installments repayment period (either weekly or monthly) through the our application (collectively “financing platform”) or via borrowers’ Alipay accounts. We charge financing service fees for facilitating the financing and managing the financing platform. The financing service fees are recorded as financing income in the consolidated statement of comprehensive income in accordance with ASC 310 Receivables (ASC 310) using the effective interest method.
Incentives are provided to certain borrowers and can only be applied as a reduction to the borrower’s repayments and cannot be withdrawn by the borrowers in cash. These incentives are recorded as a reduction in financing service fees using the effective interest method.

Sales commission fees
In addition to financing income, we earn a margin from our merchandise installment credit services on the products purchased from suppliers on behalf of the borrowers. The margin earned is fixed based on the retail sales price without considering the financing terms chosen by the borrower.
Sales commission fees are recognized and recorded net of the related cost on delivery date, as we are an agent and arrange for the goods to be provided by the suppliers.
Penalty fee
We charge borrowers and lessees penalty fee for late installment payments. The penalty fee is calculated based on the number of overdue days of unpaid outstanding balance of loan principals and lease receivables at the applicable late payment rate. The penalty fee is recognized on a cash basis, which coincides with the penalty fee being probable not to be reversed.
Cost of goods sold
Cost of goods sold primarily consists of the purchase price of products, packaging material and product delivery costs.
Loan principal and financing service fee receivables
Loan principal and financing service fee receivables represent payments due from borrowers that utilize our credit services. Loan principal and financing service fee receivables are recorded at amortized cost, net of allowance for loan principal and financing service fee receivables. Deferred origination costs are netted against revenue and amortized over the financing term using the effective interest method.
Allowance for loan principal and financing service fee receivables
We consider the loans to be homogenous as they are all unsecured consumer loans of similar principal amounts. The profiles of the borrowers are also similar i.e. age, credit histories and employment status. The allowance for loan principal and financing service fee receivables losses is calculated based on historical loss experience with the entire loan portfolio, using a roll rate-based model. The roll rate-based model stratifies the loan principal and financing service fee receivables by delinquency stages (i.e., current,
1-30
days past due, and
31-60
days past due, etc.) and projected forward in
one-month
increments using historical roll rates. In each month of the simulation, losses on the loan principal and financing service fee receivables types are captured, and the ending delinquency stratification serves as the beginning point of the next iteration. This process is repeated on a monthly rolling basis. The loss rate calculated for each delinquency stage is then applied to the respective loan principal and service fees balance. Prior to January 1, 2020, we apply a consistent credit risk management framework to the entire portfolio of loans in accordance with ASC 450-20, Loss Contingencies (“ASC 450-20”) and adjust the allowance that is determined by the roll rate-based model for various qualitative factors. These factors may include gross-domestic product rates, per capita disposable income, consumer price indexes, regulatory impact and other considerations. Each of these macroeconomic factors are equally weighted, and a score is applied to each factor based on year-on-year increases and decreases in that respective factor.
Subsequent to January 1, 2020, we apply a consistent credit risk management framework to the entire portfolio of loans in accordance with Accounting Standards Update (“ASU”) No. 2016-13, Financial instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASC 326”) and adjust the allowance that is determined by the roll rate-based model for various qualitative factors that reflect current conditions and reasonable and supportable forecasts of future economic conditions. These factors may include gross-domestic product rates, consumer price indexes, per capita consumption expenditure and other considerations. We analyze a combination of qualitative factors to the change in roll rate using a regression model. Factors that had a strong correlation and economic and commercial significance were selected for the model.

For all the years presented, loan principal and financing service fee receivables are charged off when a settlement is reached for an amount that is less than the outstanding balance or when we determined the balance to be uncollectable. In general, we consider loan principal and financing service fee receivables meeting any of the following conditions as uncollectable and charged-off:
(i) death of the borrower; (ii) identification of fraud, and the fraud is officially reported to and filed with relevant law enforcement departments or (iii) loans that are 180 days past due.
Nonaccrual loan principal
We do not accrue financing service fee on loan principals that are considered impaired or are more than 90 days past due. Prior to January 1, 2020, a corresponding allowance is determined under ASC 450-20. Subsequent to January 1, 2020, a corresponding allowance is determined under ASC 326. After an impaired financing service fee receivable is placed on nonaccrual status, financing service fee will be recognized when cash is received on a cash basis cost recovery method by applying first to reduce principal and then to financing income thereafter. Financing service fee accrued but not received is generally reversed against financing income. Financing service fee receivables may be returned to accrual status after all of the borrower’s delinquent balances of loan principal and financing service fee have been settled and the borrower remains current for an appropriate period.
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
The allowance for finance lease receivables is calculated based on historical loss experience using probability of default (PD) and loss given default (LGD) methods. We stratify PD and LGD by the recovered rate under different scenarios (i.e. cash collection, repossessing the leased vehicle or non-recovery),
and calculate allowance balance by timing exposure at default under each scenario. This process is repeated on a monthly basis. LGD is projected based on historical experience of actual loss and considered proceeds from recovery of the repossessed assets.
Prior to January 1, 2020, we apply a consistent credit risk management framework to the entire portfolio of finance lease receivables in accordance with ASC 450-20 and adjust the allowance that is determined by the PD and LGD methods for various qualitative factors. These factors may include gross-domestic product rates, per capita disposable income, consumer price indexes, regulatory impact and other considerations. Each of these macroeconomic factors are equally weighted, and a score is applied to each factor based on year-on-year increases and decreases in that respective factor.
Subsequent to January 1, 2020, we apply a consistent credit risk management framework to the entire portfolio of finance lease receivables in accordance with ASC 326 and adjust the allowance that is determined by the PD and LGD methods for various qualitative factors that reflect reasonable and supportable forecasts of future economic conditions. These factors may include gross-domestic product rates, consumer price indexes, per capita consumption expenditure and other considerations. We analyze a combination of qualitative factors to the change in roll rate using a regression model. Factors that had a strong correlation and economic and commercial significance were selected for the model.
For all the years presented, finance lease receivables are charged off when a settlement is reached for an amount that is less than the outstanding balance or when we determined the balance to be uncollectable. In general, we consider finance fee receivables meeting any of the following conditions as uncollectable and charged-off:
(i) death of the borrower; (ii) identification of fraud, and the fraud is officially reported to and filed with relevant law enforcement departments or (iii) all finance lease receivables that are 180 days past due are therefore deemed uncollectible and charged-off;
(iv) the vehicle is repossessed.
Nonaccrual finance lease receivables
A finance lease receivable is considered impaired when the lease receivables are more than 90 days past due, or when it is probable that we will be unable to collect all amounts due according to the terms of the contract. Factors such as payment history, compliance with terms and conditions of the underlying financing lease agreement and other subjective factors related to the financial stability of the borrower are considered when determining whether finance lease receivables are impaired. We do not accrue financing lease income on net investment of finance lease receivables that are considered impaired. Prior to January 1, 2020, a corresponding allowance is determined under ASC 450-20. Subsequent to January 1, 2020, a corresponding allowance is determined under ASC 326. Accrual of financing lease income is suspended on accounts that are impaired, accounts in bankruptcy and accounts in repossession. Payments received on non-accrual
finance lease receivables are first applied to any fees due, then to any interest due and, finally, any remaining amounts received are recorded to principal. Interest accrual resumes once an account has received payments bringing the impaired status to current.
Guarantee liabilities
As part of our cooperation with various Funding Partners, we provide guarantee on the principal and accrued interest repayment of the defaulted loans to the Funding Partners, even if the loans are subsequently sold by the Funding Partners.
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
Risk assurance liabilities
In April 2019, we and various Funding Partners entered into contracts to provide risk assurance on the principal and accrued interest repayment of loans facilitated through the platform we operate. The risk assurance liability is exempted from being accounted for as a derivative in accordance with ASC
815-10-15-58.
The risk assurance liability consists of two components. Our obligation to stand ready to make delinquent payments over the term of the arrangement (the non-contingent
aspect) is accounted for in accordance with ASC 460. At inception, we recognize the non-contingent aspect of the risk assurance liability at fair value, which considers the premium required by a third-party market participant to issue the same risk assurance in a standalone transaction.
Prior to January 1, 2020, the release of the non-contingent aspect of the risk assurance liability is recognized in earnings as a reduction of changes in guarantee liabilities and risk assurance liabilities. The contingent obligation relating to the contingent loss arising from the arrangement is accounted for in accordance with ASC 450, Contingencies. The contingent loss arising from the obligation to make future payments is recognized when borrower default is probable, and the amount of loss is estimable. The contingent loss is calculated based on the expected future payouts, adjusted for various qualitative factors. These factors may include gross-domestic product rates, per capita disposable income, consumer price indexes, regulatory impact and other considerations.

Subsequent to January 1, 2020, the
non-contingent
aspect of the risk assurance liability is subsequently recognized as guarantee income over the term of the arrangement as we are released from the stand ready obligation based on the borrower’s repayment of the loan principal. The contingent liability relating to the expected credit losses arising from the contingent aspect of the risk assurance liability is initially measured under the CECL model. The subsequent changes in the contingent aspect of the risk assurance liability is adjusted through earnings as changes in guarantee liabilities and risk assurance liabilities. The contingent loss is calculated based on the expected future payouts, adjusted for various qualitative factors that reflect current conditions and reasonable and supportable forecasts of future economic conditions. These factors may include gross-domestic product rates, consumer price indexes, per capita consumption expenditure and other considerations. We analyze a combination of qualitative factors to the change in roll rate using a regression model. Factors that had a strong correlation and economic and commercial significance were selected for the model.
Income taxes
We account for income taxes using the liability approach and recognize deferred tax assets and liabilities for the expected future consequences of events that have been recognized in the consolidated financial statements or in our tax returns. Deferred tax assets and liabilities are recognized on the basis of the temporary differences that exist between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements using enacted tax rates in effect for the year in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in earnings. Deferred tax assets are reduced by a valuation allowance through a charge to income tax expense when, in the opinion of management, it is more-likely-than-not
that a portion of or all of the deferred tax assets will not be realized. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies. The components of the deferred tax assets and liabilities are classified as non-current.
We account for uncertainty in income taxes recognized in the consolidated financial statements by applying a two-step
process to determine the amount of the benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not
to be sustained, the tax position is then assessed to determine the amount of benefits to recognize in the consolidated financial statements. The amount of the benefits that may be recognized is the largest amount that is more-likely-than not to be realized upon ultimate settlement. Our estimated liability for unrecognized tax benefits which is included in the income tax payable in the consolidated balance sheets is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. We elect to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of comprehensive income. We did not recognize any income tax due to uncertain tax position nor incurred any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2018, 2019 and 2020.
Share-based payments
Share-based payment transactions with employees and independent directors, such as share options are measured based on the grant date fair value of the equity instrument. We recognize the compensation costs net of estimated forfeitures using the accelerated recognition method, over the applicable vesting period for each separately vesting portion of the award. The estimate of forfeitures is adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures are recognized through a cumulative catch-up
adjustment in the period of change and also impact the amount of share-based compensation expense to be recognized in future periods.
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
Prior to January 1, 2019, we account for share options issued to non-employees in accordance with the provisions of ASC 505-50, Equity: Equity-based Payments to Non-Employees. We use the Black-Scholes-Merton option pricing model method to measure the value of options granted to non-employees at each vesting date to determine the appropriate charge to share-based compensation. Subsequent to January 1, 2019, ASC 718 requires share-based compensation to be presented in the same manner as cash compensation rather than as a separate line item. The cumulative effect of this accounting change is immaterial.
Results of Operations for Continuing Operations
The following tables set forth a summary of our consolidated results of operations for the periods presented. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Revenues:
Financing income	3,535,276	3,510,055	2,102,665	322,248
Sales commission fee	307,492	356,812	80,992	12,413
Sales income	2,174,789	431,946	610,793	93,608
Penalty fees	28,013	44,354	72,235	11,070
Guarantee income	—	—	826,198	126,620
Loan facilitation income and other related income	1,646,773	2,297,413	131,633	20,174
Transaction services fee and other related income	—	2,199,464	(136,542)	(20,926)
Total revenues	7,692,343	8,840,044	3,687,974	565,207
Cost of revenues and operating expenses:
Cost of goods sold	(2,003,642)	(366,015)	(645,083)	(98,864)
Cost of other revenues	(731,786)	(535,773)	(217,271)	(33,298)

Total cost of revenues	(2,735,428)	(901,788)	(862,354)	(132,162)
Operating expenses:
Sales and marketing	(540,551)	(280,616)	(293,282)	(44,947)
General and administrative	(255,867)	(286,059)	(285,905)	(43,817)
Research and development	(199,560)	(204,781)	(170,691)	(26,160)
Changes in guarantee liabilities and risk assurance liabilities	(116,593)	(1,143,427)	87,894	13,470
Provision for receivables and other assets	(1,178,723)	(2,283,126)	(1,641,362)	(251,550)

Total operating expenses	(2,291,294)	(4,198,009)	(2,303,346)	(353,003)
Other operating income	23,748	108,508	343,324	52,617

Income from operations	2,689,369	3,848,755	865,598	132,659
Interest and investment income, net	47,060	24,292	708,251	108,544
Loss from equity method investments	(11,319)	(3,420)	(370,039)	(56,711)
Foreign exchange gain/(loss), net	(90,771)	6,635	(107)	(16)
Other income	15,231	24,583	26,358	4,040
Other expenses	(522)	(10,323)	(9,263)	(1,420)

Net income before income taxes	2,649,047	3,890,522	1,220,798	187,095
Income tax expenses	(157,731)	(626,234)	(261,979)	(40,150)

Net income	2,491,316	3,264,288	958,819	146,945

	Year Ended December 31,
	2018	2019	2020
	%
Revenues:
Financing income	46.0	39.7	57.0
Sales commission fee	4.0	4.0	2.2
Sales income	28.3	4.9	16.5
Penalty fees	0.4	0.5	2.0
Guarantee income	—	—	22.4
Loan facilitation income and other related income	21.3	26.0	3.6
Transaction services fee and other related income	—	24.9	(3.7)

Total revenues	100.0	100.0	100.0
Cost of revenues and operating expenses:
Cost of goods sold	(26.1)	(4.1)	(17.5)
Cost of other revenues	(9.5)	(6.1)	(5.9)

Total cost of revenues	(35.6)	(10.2)	(23.4)
Operating expenses:
Sales and marketing	(7.0)	(3.2)	(8.0)
General and administrative	(3.3)	(3.2)	(7.7)
Research and development	(2.6)	(2.3)	(4.6)
Changes in guarantee liabilities and risk assurance liabilities	(1.5)	(12.9)	2.4
Provision for receivables and other assets	(15.3)	(25.8)	(44.5)

Total operating expenses	(29.8)	(47.5)	(62.4)
Other operating income	0.3	1.2	9.3

Income from operations	35.0	43.5	23.5
Interest and investment income, net	0.6	0.3	19.2
Loss from equity method investments	(0.1)	(0.1)	(10.0)
Foreign exchange gain/(loss), net	(1.2)	0.1	(0.0)
Other income	0.2	0.3	0.7
Other expenses	(0.0)	(0.1)	(0.3)

Net income before income taxes	34.5	44.0	33.1
Income tax expenses	(2.1)	(7.1)	(7.1)

Net income	32.4	36.9	26.0

Comparison of Year Ended December 31, 2020 and Year Ended December 31, 2019
Total revenues.
Our total revenues in 2020 decreased by 58.3% to RMB3,688.0 million (US$565.2 million) from RMB8,840.0 million in 2019, primarily due to the decrease in the amount of transactions. Financing income decreased by 40.1% from RMB3,510.1 million in 2019 to RMB2,102.7 million (US$322.2 million) in 2020 primarily due to the decrease in the average on-balance
sheet loan balance. Loan facilitation income and other related income decreased by 94.3% to RMB131.6 million (US$20.2 million) in 2020 from RMB2,297.4 million in 2019, primarily as a result of the reduction in transaction volume of off-balance
sheet loans during 2020. In 2020, we recorded an amout of RMB826.2 million (US$ 126.6 million) guarantee income with the non-contingent aspect of the risk assurance liability amortized over the term of the arrangement as we are released from the stand ready obligation based on the borrower’s repayment of the loan principal. We also recorded transaction services fee and other related loss of RMB136.5 million (US$20.9 million) in 2020, mainly as a result of a revaluation loss for contract assets incurred for the transactions facilitated in the past year. Sales income increased to RMB610.8 million (US$93.6 million) in 2020 from RMB431.9 million for 2019 primarily due to the launch of the Wanlimu
e-commerce
platform, which recorded sales income of RMB488.0 million (US$74.8 million), partially offset by the winding down of the Dabai Auto business. Sales commission fee decreased by 77.3% to RMB81.0 million (US$12.4 million) in 2020 from RMB356.8 million in 2019, as a result of the decrease in the amount of merchandise credit transactions.
Total cost of revenues and operating expenses.
Total cost of revenues and operating expenses decreased by 37.9% to RMB3,165.7 million (US$485.2 million) in 2020 from RMB5,099.8 million in 2019.

•
Cost of revenues.
Our cost of revenues decreased by 4.4% to RMB862.4 million (US$132.2 million) from RMB901.8 million for 2019, primarily due to the decrease in funding costs associated with the on-balance
sheet loan book business and the decrease in costs of Dabai Auto business, partially offset by the increase in cost of goods sold related to the Wanlimu
e-commerce
platform.

•
Sales and marketing expenses.
Our sales and marketing expenses increased by 4.5% to RMB293.3 million (US$44.9 million) from RMB280.6 million for 2019. The increase was primarily due to marketing expenses incurred by the Wanlimu
e-commerce
platform.

•	General and administrative expenses. Our general and administrative expenses decreased by 0.1% to RMB285.9 million (US$43.8 million) from RMB286.1 million for 2019.

•
Research and development expenses.
Our research and development expenses decreased by 16.6% to RMB170.7 million (US$26.2 million) from RMB204.8 million for 2019. The decrease was primarily due to the decrease in staff salaries.

•
Changes in guarantee liabilities and risk assurance liabilities.
We recorded a gain from changes in guarantee liabilities and risk assurance liabilities of RMB87.9 million (US$13.5 million) in 2020, as compared to a loss from changes in guarantee liabilities and risk assurance liabilities of RMB1,143.4 million we recognized in 2019, primarily due to the decrease of off-balance
sheet transactions.

•
Provision for receivables and other assets.
Our provision for receivables and other assets decreased by 28.1% to RMB1,641.4 million (US$251.5 million) from RMB2,283.1 million for 2019. The decrease was primarily due to the decrease in past-due
on-balance
sheet outstanding principal receivables as compared to that of 2019.

Income from operations.
Our income from operations decreased by 77.5% to RMB865.6 million (US$132.7 million) from RMB3,848.8 million for 2019.
Income tax expenses.
Our income tax expenses decreased by 58.2% to RMB262.0 million (US$40.2 million) in 2020 from RMB626.2 million in 2019, primarily due to a decrease in taxable income.
Net income.
Our net income decreased by 70.6% to RMB958.8 million (US$146.9 million) in 2020 from RMB3,264.3 million in 2019. Net income attributable to the Company’s shareholders per diluted share was RMB3.59 (US$0.55), compared with RMB10.94 in the prior year.
Adjusted net income.
Our adjusted net income attributable to the Company’s shareholders, which excludes share-based compensation expenses and convertible senior notes buyback income, decreased by 88.6% to RMB382.3 million (US$58.6 million) from RMB3,351.6 million in the prior year. Adjusted net income attributable to the Company’s shareholders per diluted share decreased to RMB1.49 (US$0.23) from RMB11.23 in the prior year.

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

In 2018, 2019 and 2020, we had net cash provided by operating activities of RMB3,332.3 million, RMB5,503.4 million and RMB2,471.7 million (US$378.8 million), respectively.
As of December 31, 2020, we had cash and cash equivalents of RMB1,537.6 million (US$235.6 million), as compared to cash and cash equivalents of RMB2,860.9 million as of December 31, 2019.
As of December 31, 2020, we had short-term amounts due from Alipay of RMB323.6 million (US$49.6 million), as compared to short-term amounts due from Alipay of RMB439.5 million as of December 31, 2019. These represent amounts deposited in our Alipay accounts, and are unrestricted as to withdrawal and use and readily available to us on demand.
In February and March 2019, Xiamen Qudian, our consolidated VIE, entered into two term loans with China Construction Bank with an aggregate principal amount of RMB195.0 million. Each term loan has a fixed interest rate of 3.915% per annum and a term of 12 months. As collateral for such borrowings, our subsidiary Qufenqi (HK) Limited deposited US$33.2 million in a bank account designated by China Construction Bank. We receive interest on such deposits at rates ranging from 3.279% to 3.292% per annum. We had fully repaid such borrowings as of March 31, 2020.
In July 2019, we issued US$345 million aggregate principal amount of convertible senior notes due 2026 (including full exercise of the initial purchasers’ option to purchase additional notes), raising US$334.2 million in net proceeds to us after deducting underwriting discounts and commissions and other offering expenses. In connection with the offering of the convertible senior notes, we entered into capped call transactions with the initial purchasers and/or their respective affiliates and used approximately US$28.2 million of the net proceeds of the offering to pay the cost of such transactions. The convertible notes bear interest at a rate of 1.00% per year, payable on July 1 and January 1 of each year, beginning on January 1, 2020. The convertible notes will mature on July 1, 2026, unless earlier redeemed, repurchased or converted in accordance with their terms. As of March 31, 2021, we have repurchased US$217.0 million aggregate principal amount of convertible notes, and the outstanding principal amount was US$128.0 million. The convertible notes may be converted into our ADSs, at the option of the holders, at an initial conversion rate of 106.2756 ADSs per US$1,000 principal amount of notes, or approximately 13,603,277 ADSs, assuming conversion at the initial conversion rate of the entire US$128.0 million aggregate principal amount outstanding as of March 31, 2021.
In November 2019, Xiamen Qudian, our consolidated VIE, entered into an eight-year term and revolving syndicated facility agreement with China Construction Bank and Bank of China, pursuant to which Xiamen Qudian is entitled to borrow a secured loan of RMB1,200 million to be used in connection with the construction in progress, which is guaranteed by Xinjiang Qudian Technology Co., Ltd. and Qufenqi (Ganzhou) Information Technology Co., Ltd. and collateralized by the land-use-right
with a carrying amount of RMB101.1 million (US$15.5 million) as of December 31, 2020. Outstanding borrowings will accrue interest at a rate equal to the loan prime rate of China plus 0.295%. Xiamen Qudian is required to comply with certain financial covenants, which had been met as of December, 31, 2020. As of December 31, 2020, the aggregate amount of unused lines of credit for such long-term loan was RMB1,097.6 million (US$168.2 million).
The following table sets forth our total assets, total liabilities and total net assets as of the dates indicated.

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Total assets	16,253,375	18,361,604	13,398,032	2,053,338
Total liabilities	5,432,762	6,437,552	1,488,188	228,075
Total net assets	10,820,613	11,924,052	11,909,844	1,825,263

(1)	Defined as total assets minus total liabilities.

Our total net assets increased from RMB10,820.6 million as of December 31, 2018 to RMB11,924.1 million as of December 31, 2019, primarily as a result of increase in net income of RMB3,264.3 million in 2019, which was partially offset by the repurchases of Class A ordinary shares of RMB2,087.2 million under the share repurchase program. Our total net assets decreased from RMB11,924.1 million as of December 31, 2019 to RMB11,909.8 million (US$1,825.3 million) as of December 31, 2020.
The table below sets forth certain balance sheet items related to cash and merchandise credit products. The decrease in such line items since December 31, 2018 is in line with our increasingly stringent credit approval strategy.

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Short-term loan principal and financing service fee receivables	8,417,821	7,894,697	3,940,461	603,902
Long-term loan principal and financing service fee receivables	665,653	424	—	—
Short-term borrowings and interest payables	3,860,441	1,049,570	—	—
Long-term borrowings and interest payables	413,400	—	102,415 (1)	15,696 (1)

(1)	Long-term borrowings and interest payable as of December 31, 2020 represent borrowings in connection with the construction in progress and do not relate to cash and merchandise credit products.
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
The following table sets forth a summary of our cash flows for the periods presented:

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash provided by operating activities	3,332,319	5,503,389	2,471,712	378,806
Net cash used in investing activities	(2,790,734)	(929,559)	(3,269,876)	(501,130)
Net cash used in financing activities	(6,727,839)	(3,372,335)	(1,591,272)	(243,873)
Cash and cash equivalents, and restricted cash and cash equivalent at beginning of period	9,084,952	2,841,015	4,118,587	631,201
Cash and cash equivalents, and restricted cash and cash equivalent at beginning of period	2,841,015	4,118,587	1,672,962	256,393

Operating Activities
Net cash provided by operating activities was RMB2,471.7 million (US$378.8 million) in 2020, mainly attributable to net income of RMB958.8 million (US$146.9 million), adjusted for (i) provision for receivables and other assets of RMB1,641.4 million (US$251.5 million), (ii) income from the repurchase of convertible senior notes of RMB622.1 million (US$95.3 million), (iii) share of loss from equity method investment of RMB370.0 million (US$56.7 million). Adjustment for changes in working capital primarily consisted of (i) a decrease in risk assurance liabilities of RMB2,328.0 million (US$356.8 million) primarily due to a decrease in the off-balance
sheet transaction for which we provide risk assurance, (ii) a decrease in contract assets of RMB2,899.5 million (US$444.4 million), (iii) a decrease in other current and non-current
liabilities of RMB879.0 million (US$134.7 million) and (iv) a decrease in other current and non-current
assets of RMB438.9 million (US$67.3 million).
Net cash provided by operating activities was RMB5,503.4 million in 2019, primarily due to net income of RMB3,264.3 million, adjusted for (i) provision for receivables and other assets of RMB2,283.1 million, (ii) share-based compensation expenses of RMB87.3 million, (iii) interest expense of convertible senior notes of RMB23.9 million, and (iv) changes in working capital. Adjustment for changes in working capital primarily consisted of (i) an increase in risk assurance liabilities of RMB1,254.4 million primarily due to an increase in the off-balance
sheet transaction for which we provide risk assurance, (ii) an increase in other current and non-current
liabilities of RMB439.7 million, (iii) a decrease in finance lease receivables of RMB330.2 million primarily as a result of the winding-down of Dabai Auto business and (iv) a decrease in deferred tax assets and liabilities of RMB132.1 million, which was partially offset by (i) an increase in contract assets of RMB2,096.5 million and (ii) an increase in other current and non-current
assets of RMB119.6 million.
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
Investing Activities
Net cash used in investing activities was RMB3,269.9 million (US$501.1 million), mainly due to (i) investments in short-term wealth management products of RMB16,802.9 million (US$2,575.2 million), (ii) payments to originate loan principal of RMB18,294.9 million (US$2,803.8 million) and (iii) purchase of equity method investment of RMB738.8 million (US$113.2 million), partially offset by (i) proceeds from redemption of short-term investments of RMB11,815.2 million (US$1,810.8 million) and (ii) proceeds from collection of loan principal of RMB20,724.8 million (US$3,176.2 million).
Net cash used in investing activities was RMB929.6 million in 2019, which was attributable to (i) RMB22,760.4 million in payments to originate loan principal, (ii) RMB454.2 million in purchases of short-term investments and (iii) RMB222.7 million in purchases of long-term investments, which was partially offset by (i) RMB22,140.9 million in proceeds from collection of loan principal and (ii) RMB457.8 million in proceeds from redemption of short-term investments.

Net cash used in investing activities was RMB2,790.7 million in 2018, which was attributable to (i) RMB37,036.4 million in payments to originate loan principal, and (ii) RMB1,322.0 million in purchases of current assets held for lease, and (iii) RMB1,352.6 million in purchases of short-term investments, which was partially offset by (i) RMB35,184.8 million in proceeds from collection of loan principal and (ii) proceeds from redemption of short-term investments of RMB1,662.7 million.
Financing Activities
Net cash used in financing activities was RMB1,591.3 million (US$243.9 million), mainly due to repayments of borrowings of RMB1,038.7 million (US$159.2 million) and repurchases of convertible senior notes of RMB859.2 million (US$131.7 million).
Net cash used in financing activities was RMB3,372.3 million in 2019, which was primarily attributable to (i) repayments of borrowings of RMB5,402.4 million and (ii) repurchase of ordinary shares of RMB2,087.2 million, which was partially offset by (i) proceeds from convertible senior notes net of issuance cost of RMB2,289.6 million and (ii) proceeds from borrowings of RMB2,251.6 million.
Net cash used in financing activities was RMB6,727.8 million in 2018, which was primarily attributable to (i) repayments of borrowings of RMB8,025.9 million, (ii) repurchase of ordinary shares of RMB1,410.2 million, which was partially offset by (i) proceeds from borrowings of RMB2,644.7 million.
Capital Expenditures
We made capital expenditures of RMB140.4 million, RMB76.4 million and RMB221.8 million (US$34.0 million) in 2018, 2019 and 2020, respectively. In these periods, our capital expenditures were mainly used for building construction and purchase of equipment and intangible assets, land lease right of use asset and leasehold improvements. We will continue to make capital expenditures to meet the expected growth of our business.
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
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2020 that are reasonably likely to have a material effect on our total net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements
Since September 2016, we have entered into several arrangements with financial institutions that provides funding directly to borrowers for transactions that we facilitate. From April 2018 to the second quarter of 2019, we also entered into vehicle sales with guarantee arrangements with financial institutions that provides funding directly to car buyers. As of December 31, 2020, guarantee liabilities and risk assurance liabilities related to such arrangement were RMB31.4 million (US$4.8 million). As of December 31, 2020, the maximum potential undiscounted future payment we would be required to make was RMB274.0 million (US$42.0 million). See “Item 5. Operating and Financial Review and Prospects — A. Operating Results.”

F.	Tabular Disclosure of Contractual Obligations
The following table sets forth our operating lease commitments and long-term borrowings and interest payable as of December 31, 2020.

	Payment due by period
	Total		Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	RMB	US$	RMB
	(in thousands)
Operating lease commitments	130,252	19,962	35,896	32,277	25,104	36,975
Long-term borrowings and interest payable	125,480	19,231	5,064	30,147	47,166	43,103
Operating lease obligations represent leasing arrangements relating to the lease of our office premises.
Our capital commitments relate primarily to commitments in connection with our plan to build an office building and innovation center. Total capital commitments contracted but not yet reflected in the financial statements amounted to RMB1,250.1 million (US$191.6 million) as of December 31, 2020. All of the commitments relating to the construction will be settled in installments.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management
Directors and Executive Officers
The following table sets forth information regarding our directors and executive officers as of March 31, 2021.

Name	Age	Position/Title
Min Luo	38	Chairman and Chief Executive Officer
Long Xu	38	Director and Senior Vice President
Yingming Li	43	Director
Shengwen Rong	53	Independent Director
Yifan Li	54	Independent Director
Yan Gao	40	Vice President of Finance

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
Mr. Shengwen Rong
has served as our independent director since August 2018. From February 2017 to September 2018, Mr. Rong served as senior vice president and then Chief Financial Officer of Yixia Technology Co., Ltd. Prior to that, Mr. Rong served as the Chief Financial Officer at Quixey, Inc, from 2015 to 2016, the Chief Financial Officer at UCWeb from 2012 to 2014, and the Chief Financial Officer at Country Style Cooking Restaurant Chain Co., Ltd., an NYSE-listed company, from 2010 to 2012. Currently Mr. Rong serves as an independent director and audit committee chair of X Financial (NYSE: XYF), Mogu Inc. (NYSE: MOGU) and BlueCity Holdings Limited (Nasdaq: BLCT). Mr. Rong received a bachelor’s degree in international finance from Renmin University, a master’s degree in accounting from West Virginia University and an MBA degree from University of Chicago Booth School of Business. Mr Rong is a Certified Public Accountant in the United States.
Mr. Yifan Li
has served as our independent director since October 2017. Mr. Li is Chief Financial Officer of Human Horizons Holdings Co. Ltd., a premium luxury electric vehicle manufacturer, since April 2021. Prior to that, he had served as a board director and a vice president of Geely Holding Group Co., Ltd., an automotive manufacturing company, since October 2014. From May 2014 to September 2014, he was vice president and international chief financial officer of Sanpower Group Co., Ltd., a company in the technology and modern service industries. From December 2010 to February 2014, he served as vice president and chief financial officer of China Zenix Auto International Co., Ltd., a manufacturer of commercial vehicle wheels listed on the NYSE. Mr. Li is also currently a director and a member of the audit committee for a number of companies, including Xinyuan Real Estate Co., Ltd., a real estate developer listed on the NYSE, Shanghai International Port (Group) Co., Ltd., a port management company listed on the Shanghai Stock Exchange, Heilongjiang Interchina Water Co., Ltd., a water supply and treatment company listed on the Shanghai Stock Exchange. Mr. Li received his MBA from the University of Chicago Booth School of Business in 2000, his master’s degree in accounting from University of Texas at Dallas in 1994, and his bachelor’s degree in economics from Fudan University in 1989. Mr. Li is a Certified Public Accountant in the United States and a Chartered Global Management Accountant. His business address is Building N, 668 Changyang Road, Yangpu District, Shanghai, PRC, 200082.
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
In 2020, we and our subsidiaries and consolidated VIEs paid aggregate cash compensation of approximately RMB11.9 million (US$1.8 million) to our directors and executive officers as a group. We did not pay any other cash compensation or benefits in kind to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and consolidated VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.
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
As part of our restructuring in 2016, Tianjin Happy Share, as a shareholder of Beijing Happy Time, entered into the contractual arrangements with Ganzhou Qufenqi and Beijing Happy Time and its other shareholders, according to which Ganzhou Qufenqi will exercise effective control over Beijing Happy Time and realize substantially all of the economic risks and benefits arising from Beijing Happy Time and its subsidiaries in lieu of Tianjin Happy Share and other shareholders of Beijing Happy Time. See “Item 4. Information on the Company — B. Business Overview — Overview — Our Contractual Arrangements with Consolidated VIEs and Their Shareholders,” for more information.
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
Granted Options
We have granted options to purchase our Class A ordinary shares to certain of our officers, directors, employees and a third-party consultant pursuant to the 2016 Equity Incentive Plan. Certain options previously granted were subsequently canceled. As of March 31, 2021, options to purchase 3,656,219 Class A ordinary shares remained unvested.

The table below summarizes, as of the date of this annual report, the options we have granted to our directors and executive officers.

Name	Position	Ordinary Shares Underlying Options Awarded	Option Exercise Price	Grant Date	Option Expiration Date
Long Xu	Director	*	US$0.0	February 23, 2016	February 23, 2026
		*	US$0.0	December 20, 2018	December 20, 2028
		*	US$0.0	September 22, 2019	September 22, 2029
		*	US$0.0	December 25, 2019	December 25, 2029
		*	US$0.0	March 26, 2020	March 26, 2030
Yifan Li	Independent director	*	US$0.0	October 17, 2017	December 8, 2026
		*	US$0.0	June 14, 2019	June 14, 2029
Rocky Ta-Chen Lee (1)	Independent director	*	US$0.0	October 17, 2017	December 8, 2026
		*	US$0.0	June 14, 2019	June 14, 2029
Shengwen Rong	Independent director	*	US$0.0	November 30, 2018	November 30, 2028
		*	US$0.0	June 14, 2019	June 14, 2029
Yan Gao	Vice President of Finance	*	US$0.0	May 3, 2017	May 3, 2027
		*	US$0.0	March 12, 2018	March 12, 2028
		*	US$0.0	December 20, 2018	December 20, 2028
		*	US$0.0	September 22, 2019	September 22, 2029
		*	US$0.0	December 25, 2019	December 25, 2029
		*	US$0.0	March 26, 2020	March 26,2030

*	Less than 1% of our outstanding shares, assuming conversion of our preferred shares into ordinary shares.
(1)	Mr. Rocky Ta-Chen Lee ceased to be a director of our company in September 2020.
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
In April 2017, we directly issued 13,865,219 ordinary shares pursuant to our 2016 Equity Incentive Plan to Ark Trust in its capacity as trustee of the Equity Incentive Trust. As of March 31, 2021, the Equity Incentive Trust held 4,498,108 Class A ordinary shares. The trust deed provides that Ark Trust shall not exercise the voting rights attached to such ordinary shares unless otherwise directed by the plan administrator, which is our board of directors as of the date of this annual report, or its authorized representative.
Wanlimu Cayman Share Incentive Plan
We have established Wanlimu Cayman as a holding company for our early childhood education business. For further information, see “Item 4. Information on the Company—A. History and Development of the Company.”

In April 2021, the board of directors of Qudian Inc. approved WLM Kids Inc. 2021 Share Incentive Plan, or the Wanlimu Plan, which allows Wanlimu Cayman to grant share options, restricted shares, restricted share units and other share-based awards to its employees, directors and consultants. The maximum number of ordinary shares of Wanlimu Cayman that may be subject to equity awards pursuant to the Wanlimu Plan is 400,000,000, which represents 50% of outstanding shares of Wanlimu Cayman on a diluted basis as of the date of this annual report.
Mr. Min Luo has been granted options to purchase 100,000,000 ordinary shares of Wanlimu Cayman with an exercise price of US$0.00001 per share. The share options will be exercisable upon Wanlimu Cayman achieving valuation of US$3 billion.
Mr. Min Luo has been appointed as the administrator with respect to the remaining 300,000,000 ordinary shares of Wanlimum Cayman reserved under the Wanlimu Plan, which have been allocated for equity awards to management members and other employees of Wanlimu Cayman and its consolidated entities. As the administrator, Mr. Luo has the power and authority to, among other things, (i) select individuals to whom awards may be granted, (ii) determine the type or types of awards to be granted to each grantee and (iii) determine the terms and conditions of each award.

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
Audit Committee
Our audit committee consists of Yifan Li and Shengwen Rong. Yifan Li is the chairperson of our audit committee. Yifan Li satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Each of Yifan Li and Shengwen Rong satisfies the requirements for an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual and will meet the criteria for independence set forth in Rule
10A-3
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
Compensation Committee
Our compensation committee consists of Yifan Li and Shengwen Rong. Yifan Li is the chairperson of our compensation committee. Each of Yifan Li and Shengwen Rong satisfies the requirements for an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual.
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

Nominating and Corporate Governance Committee
Our nominating and corporate governance committee consists of Yifan Li and Min Luo is the chairperson of our nominating and corporate governance committee. Yifan Li satisfies the “independence” requirements of Section 303A of the NYSE Listed Company Manual. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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
Pursuant to the deed, Guosheng Financial Holdings Inc. agrees to use its reasonable commercial efforts to establish comprehensive business cooperation with our Company. The scope of such cooperation will include, among other things, introduction of institutional funding partners for our consumer credit business.
The undertakings by (i) Mr. Luo on the one hand and (ii) Guosheng Financial Holdings Inc, on the other hand are mutually conditioned upon the relevant counterparty’s compliance with its own undertakings under the deed.

D.	Employees
As of December 31, 2020, we had a total of 1,047 employees. The following table sets forth the breakdown of our employees as of December 31, 2020 by function:

Number of Function	Employees	% of Total
Risk management	131	12.5
Technology and product development	285	27.2
Finance	85	8.1
Operation management	106	10.1
General administrative and others	189	18.1
New businesses	4	0.4
Sales and marketing	24	2.3
Dabai Auto	50	4.8
Wanlimu Kids project	173	16.5

Total	1,047	100.0

As of December 31, 2020, a majority of our employees were based in Xiamen in Fujian Province and Fuzhou in Jiangxi Province. The remainders of our employees were based in various other locations across China.
The number of our employees increased from 947 as of December 31, 2019 to 1,047 as of December 31, 2020, primarily due to the launch of Wanlimu Kids Clubs.
We believe we offer our employees competitive compensation packages and a dynamic work environment that encourages initiative and is based on merit. As a result, we have generally been able to attract and retain qualified personnel and maintain a stable core management team. We plan to hire additional experienced and talented employees in the areas such as children education as we expand our business.
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
The following table sets forth information as of March 31, 2021 with respect to the beneficial ownership of our ordinary shares by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially 5.0% or more of our ordinary shares.
Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option or other right or the conversion of any other security.

The total number of ordinary shares outstanding as of March 31, 2021 was 253,088,198, comprising 189,597,026 Class A ordinary shares and 63,491,172 Class B ordinary shares, excluding (i) ordinary shares represented by the ADSs repurchased by the Company, (ii) ordinary shares issuable upon the exercise of outstanding share options and (iii) ordinary shares reserved for future issuance under our share incentive plans:

	Ordinary Shares Beneficially Owned
	Class A ordinary shares	Class B ordinary shares	Percentage of total ordinary shares	Percentage of aggregate voting power **
Directors and Executive Officers:
Min Luo (1)		63,491,172	25.1	77.0
Long Xu	*	—		*
Yingming Li	—	—	—	—
Shengwen Rong	*	—	*	*
Yifan Li	*	—	*	*
Rocky Ta-Chen Lee (2)	*	—	*	*
Yan Gao	*	—	*	*
Directors and Executive Officers as a Group	1,007,750	63,491,172	25.5	77.1
Principal Shareholders
Qufenqi Holding Limited	—	63,491,172	25.1	77.0
Guosheng HK (3)	12,670,000	4,125,698	6.6	6.5

*	Beneficially owns less than 1% of our outstanding shares.
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

(1)
Represents 63,491,172 Class B ordinary shares held by Qufenqi Holding Limited, a limited liability company established in the British Virgin Islands. Qufenqi Holding Limited is indirectly wholly owned by a trust of which Mr. Min Luo and his wife are the beneficiaries. Mr. Min Luo is our founder, chairman of the board and chief executive officer. The registered address of Qufenqi Holding Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands. Pursuant to a proxy and power of attorney dated April 25, 2020, or the Guosheng proxy, Qufenqi Holding Limited appointed Guosheng HK as its proxy and attorney-in-fact
with respect to 4,125,698 Class B ordinary shares held by Qufenqi Holding Limited. The Guosheng proxy provides Guosheng HK with the power to exercise the voting rights relating to the 4,125,698 Class B ordinary shares. Guosheng HK is further described in footnote 3 below.

(2)	Mr. Rocky Ta-Chen Lee ceased to be a director of our company in September 2020.
(3)
Represents (i) 12,670,000 Class A ordinary shares held by Guosheng HK and (ii) 4,125,698 Class B ordinary shares subject to the Guosheng proxy. The Guosheng proxy is further described in footnote 1 above. Information regarding beneficial ownership in Class A ordinary shares is reported as of December 31, 2019, based on the information contained in the Schedule 13G/A filed by Guosheng HK and its affiliates on February 11, 2020, or the Guosheng 13G/A. Guosheng HK is a limited liability company incorporated under the laws of Hong Kong and a subsidiary of Guosheng Financial Holding Inc., or Guosheng, a public company listed on the Shenzhen Stock Exchange. Based on Guosheng’s public filings, Mr. Li Du has control over Guosheng as of the date of this annual report. The registered address of Guosheng HK is Unit 606, 6th Floor, Alliance Building, 133 Connaught Road Central, Hong Kong. According to the Guosheng 13G/A, Phoenix Auspicious Fintech Investment L.P. held 22,367,426 Class A ordinary shares as of December 31, 2018 and held no equity interest in our company as of December 31, 2019.

Source Code Accelerate L.P. which used to hold approximately 13.7% of our total ordinary shares as of March 31, 2018, has ceased to be a major shareholder of our company and held no equity interest in our company as of December 31, 2018, according to a Schedule 13G it filed on February 13, 2019.
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
Transactions and Agreements with Ant Financial and Its Related Parties
We have been collaborating with Ant Financial in multiple areas of our business. Ant Financial ceased to be a related party since December 8, 2018.
We incurred RMB58.8 million of payment processing and settlement fees to Alipay in the period from January 1, 2018 to December 8, 2018.
We incurred RMB9.3 million of fees related to credit analysis information provided by Zhima Credit in the period from January 1, 2018 to December 8, 2018.
We incurred RMB32.5 million of borrower engagement fees to Alipay in the period from January 1, 2018 to December 8, 2018.
We incurred RMB30.3 million of fees related to cloud computing services provided by Alibaba Cloud Computing Co., Ltd. in the period from January 1, 2018 to December 8, 2018.
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
We incurred RMB42.9 million of interest expenses to Guosheng Financial Holding Inc. in the period from January 1, 2018 to August 24, 2018.
We incurred RMB5.2 million of interest expenses to Guosheng Securities Asset Management Co., Ltd. in the period from January 1, 2018 to August 24, 2018.
Contractual Arrangements with Our VIEs and Their Shareholders
PRC laws and regulations currently restrict foreign ownership and foreign investment in VATS in China. As a result, we operate our relevant business through contractual arrangements among Ganzhou Qufenqi, our wholly-owned PRC subsidiary, Beijing Happy Time, our consolidated VIE, and the shareholders of Beijing Happy Time. We established four new consolidated VIEs, Ganzhou Qudian, Hunan Qudian and Xiamen Qudianin 2017 and Xiamen Weipujia in 2018. Ganzhou Qufenqi has also entered into a series of contractual arrangements with the aforementioned four consolidated VIEs and its shareholders. In addition, we established a new consolidated VIE, Xiamen Qu Plus Plus in 2019 and control it through a series of contractual arrangements among Xiamen Youxiang, our wholly-owned PRC subsidiary, Xiamen Qu Plus Plus, and the shareholders of Xiamen Qu Plus Plus. In January 2021, we completed the dissolution of Hunan Qudian and terminated the contractual arrangements with Hunan Qudian and its shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company — B. Business Overview — Overview — Our Contractual Arrangements with Consolidated VIEs and Their Shareholders.”

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
(S.D.N.Y.
), Foat v. Qudian Inc. et al
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

On March 16, 2018, the Court entered an order consolidating the Federal Actions under master caption
In re Qudian Inc. Securities Litigation
, Master File No.
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
On November 8, 2019, Plaintiffs filed a motion asking the court to reconsider the Order with respect to one of the dismissed allegations. On December 6, 2019, we filed an opposition to the motion for reconsideration, and Plaintiffs filed a reply on December 20, 2019. On July 10, 2020, the court denied Plaintiffs’ motion for reconsideration.
On August 10, 2020, certain defendants filed an answer to the Second Amended Complaint. Certain remaining defendants separately moved to dismiss the Second Amended Complaint on additional grounds on the same date. Plaintiffs’ filed their opposition to the motion to dismiss on September 24, 2020.
On November 13, 2020, Plaintiffs filed an unopposed motion requesting approval for settlement pursuant to the terms stipulated by the parties. On November 16, 2020, Judge Furman preliminarily approved the stipulated settlement, certified a settlement class, and set a settlement hearing for April 27, 2021.
On November 18, 2020, certain absent class members filed a motion to compel vacatur and denial of the order preliminarily approving the settlement. On November 20, 2020, the Company and Plaintiffs filed oppositions to the motion to compel vacatur, and on November 23, 2020, Judge Furman denied the motion. On March 23, 2021, Plaintiffs filed a motion for final approval of the settlement. On April 9, 2021, the court continued the settlement hearing date to June 8, 2021.
We and certain of our directors and officers were also named as defendants in
Song v. Qudian Inc. et al.
, Case No. 18CIV01425 (Cal. Supr. Ct., San Mateo Cty.), a putative securities class action filed in the Superior Court of California, County of San Mateo (the “California Action”). The California Action — purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their purchase of our ADSs pursuant and/or traceable to our IPO — alleges violations of Sections 11, 12(a)(2), and 15 of the United States Securities Act of 1933 in connection with our disclosure of business and regulatory risks. On May 15, 2018, we filed a motion to stay the action in light of, inter alia, the Federal Actions. Plaintiff filed an opposition to the motion to stay on June 8, 2018, and we filed a reply on June 22, 2018. A hearing on the motion to stay was held on September 14, 2018. On December 21, 2018, the court granted our motion to stay.
We and certain of our directors and officers were also named as defendants in two putative securities class actions filed in New York Supreme Court,
Panther Partners Inc. v. Qudian Inc.
, Index No. 651804/2018 (N.Y. Sup. Ct., N.Y. Cty.), and
The Morrow Property Trust v. Qudian Inc.
, Index No. 653047/2018 (N.Y. Sup. Ct., N.Y. Cty.) (collectively, the “New York State Actions”). The New York State Actions — purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their purchase of our ADSs pursuant and/or traceable to our IPO — similarly allege violations of Sections 11, 12(a)(2), and 15 of the United States Securities Act of 1933 in connection with our disclosure of business and regulatory risks. On August 15, 2018, the two putative securities class actions were consolidated by joint stipulation under the master caption
In re Qudian Inc. Securities Litigation
, Index No. 651804/2018 (N.Y. Sup. Ct., N.Y. Cty.). On June 1, 2018, we filed a motion to dismiss the actions for failure to state a claim or, alternatively, to stay the actions in light of the Federal Actions. On August 24, 2018, Plaintiffs filed an opposition to our motion to dismiss or stay, and we filed a reply on October 5, 2018. A hearing was held on November 8, 2018. On November 14, 2018, the court granted our motion to stay.

On January 24, 2020, Plaintiffs filed a motion to lift the stay and file an amended complaint. We filed an opposition to the motion on February 21, 2020, and Plaintiffs filed a reply on March 6, 2020. On April 28, 2020, the court denied Plaintiffs’ motion to lift the stay. Plaintiffs noticed an appeal from the court’s decision on May 15, 2020 and filed their opening brief on July 13, 2020. On August 12, 2020, we filed a responsive brief, and on August 21, 2020, Plaintiffs filed their reply brief. On December 3, 2020, the Appellate Division reversed the order denying Plaintiffs’ motion to lift the stay, and on December 9, 2020, Plaintiffs filed an amended complaint.
On December 29, 2020, we filed a motion to dismiss the amended complaint for failure to state a claim or, alternatively, to stay the actions in light of the pending settlement hearing in the Federal Actions. On January 7, 2021, Plaintiffs filed an opposition to the motion, and we filed a reply on January 13, 2021. A decision on the motion is pending.
We and certain of our officers and directors were also named as defendants in a putative securities class action filed on January 22, 2020 in the United States District Court for the Southern District of New York, captioned
Greco et al v. Qudian Inc. et al
, Case
1:20-cv-00577-GHW
(S.D.N.Y.) (the “Federal Exchange Act Action”). The Federal Exchange Act Action alleges violations of Sections 10(b) and 20(b) of the Securities Exchange Act of 1934 and Rule
10b-5
promulgated thereunder in connection with our FY19 financial guidance and certain related public statements. On April 7, 2020, the Court entered a stipulated order appointing
Co-Lead
Plaintiffs and
Co-Lead
Counsel.
On June 17, 2020, Plaintiffs filed an Amended Class Action Complaint (“AC”). On September 4, 2020, we moved to dismiss the AC for failure to state a claim under the federal securities laws. Plaintiffs filed their opposition to our motion to dismiss on October 2, 2020, and we filed a reply on October 16, 2020. A decision on the motion is pending.
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

•	an individual who is a citizen or resident of the United States;

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
This discussion does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a dealer or broker in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding our ADSs or Class A ordinary shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns or is deemed to own 10% or more of our stock (by vote or value);

•
a person required to accelerate the recognition of any item of gross income with respect to our ADSs or Class A ordinary shares as a result of such income being recognized on an applicable financial statement;

•	a partnership or other pass-through entity for United States federal income tax purposes; or

•	a person whose “functional currency” is not the United States dollar.
If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) holds our ADSs or Class A ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ADSs or Class A ordinary shares, you should consult your tax advisors.
This discussion does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income, United States federal estate and gift taxes or the effects of any state, local or non-United
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
Taxation of Dividends
Subject to the discussion under “— Passive Foreign Investment Company” below, the gross amount of distributions on the ADSs or Class A ordinary shares (including any amounts withheld to reflect potential PRC withholding taxes, as discussed above under “— People’s Republic of China Taxation”) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free
return of capital, causing a reduction in the tax basis of the ADSs or Class A ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain recognized on a sale or exchange. We do not, however, expect to determine earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be reported as a dividend.
Any dividends that you receive (including any withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.
Subject to applicable conditions and limitations (including a minimum holding period requirement), dividends received by non-corporate
United States investors from a qualified foreign corporation may be treated as “qualified dividend income” that is subject to reduced rates of taxation. A foreign corporation generally is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which are listed on the NYSE) are readily tradable on an established securities market in the United States. Since we do not expect that our Class A ordinary shares will be listed on an established securities market in the United States, we do not believe that dividends that we pay on our common shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates. There also can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also generally includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, we may be eligible for the benefits of the income tax treaty between the United States and PRC, or the Treaty, and if we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by ADSs, may be eligible for reduced rates of taxation. See “Taxation — People’s Republic of China Taxation.” You should consult your own tax advisors regarding the application of these rules given your particular circumstances.
In addition, notwithstanding the foregoing,
non-corporate
United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a passive foreign investment company (a “PFIC”) in the taxable year in which such dividends are paid or in the preceding taxable year. As discussed below under “—Passive Foreign Investment Company,” we believe that there is a significant risk that we were classified as a PFIC for 2020, and we may be classified as a PFIC in future taxable years.
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
For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). In addition, cash and other assets readily convertible into cash are generally considered passive assets. If we own at least 25% (by value) of the stock of another corporation, for purposes of determining whether we are a PFIC, we will be treated as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income. However, there is uncertainty as to the treatment of our corporate structure and ownership of our consolidated VIEs for United States federal income tax purposes. For United States federal income tax purposes, we consider ourselves to own the stock of our consolidated VIEs. If it is determined, contrary to our view, that we do not own the stock of our consolidated VIEs for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), we may be treated as a PFIC.
We consider ourselves as a service provider with the primary business purpose of focusing on our data technology. However, we have historically funded, and may continue to fund, credit drawdowns with our own capital. In such case, the fees received from borrowers may be treated as interest for purposes of the PFIC rules. Given the foregoing and based on the past and projected composition and classification of our income and assets, we believe that there is a significant risk that we were classified as a PFIC for 2020, and we may be classified as a PFIC in future taxable years. However, there are uncertainties in the application of the PFIC rules to a company with our particular business operations, in particular related to the classification of our income as active or passive. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that our PFIC status may change due to changes in our asset or income composition. The calculation of the value of our assets will also be based, in part, on the quarterly market value of our ADSs, which is subject to change. Therefore, a decrease in the price of our ADSs may also result in our becoming a PFIC. If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares, you will be subject to special tax rules discussed below.
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

•
the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year for individuals or corporations, as applicable, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

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
mark-to-market
election.
If you make an effective
mark-to-market
election, for each taxable year that we are a PFIC you will include as ordinary income the excess of the fair market value of your ADSs at the end of the year over your adjusted tax basis in the ADSs. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market
election. Your adjusted tax basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market
rules. In addition, upon the sale or other disposition of your ADSs in a year that we are a PFIC, (i) any gain will be treated as ordinary income and (ii) any loss will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-market
election.
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
Taxation of Capital Gains
For United States federal income tax purposes, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of the ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized for the ADSs or Class A ordinary shares and your tax basis in the ADSs or Class A ordinary shares. Subject to the discussion under “— Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if you have held the ADSs or Class A ordinary shares for more than one year. Long-term capital gains of non-corporate
United States Holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax were imposed on any gain, and if you are eligible for the benefits of the Treaty, you may elect to treat such gain as PRC source gain under the Treaty. If you are not eligible for the benefits of the Treaty or if you fail to make the election to treat any gain as PRC source, then you generally would not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of ADSs or Class A ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income derived from foreign sources.
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
Foreign Exchange Risk
All of our revenues and substantially all of our expenses are denominated in Renminbi. The functional currency of our company, QD Technologies Limited and QD Data Limited is the U.S. dollar. The functional currency of our subsidiaries in the PRC, the VIEs and the VIEs’ subsidiaries is the Renminbi. We use Renminbi as our reporting currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the statements of operations. Due to foreign currency translation adjustments, we had a foreign exchange loss, net, of RMB107 thousand (US$16 thousand) in 2020.
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
Inflation
Since inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2018, December 2019 and December 2020 were increases of 1.9%, 4.5% and 0.2%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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
Payments by Depositary
In 2020, excluding withholding tax, we received US$2.84 million cash payment from Deutsche Bank Trust Company Americas, the depositary bank for our ADR program.

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
As of December 31, 2020, we had used a portion of the net proceeds received from our initial public offering, which consisted of US$100 million for capital contribution to fund our Dabai Auto business, commission paid to brokers and US$100 million for investment in Secoo in June 2020, and US$574.0 million to repurchase our outstanding ADSs.

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
or
15d-15(e)
promulgated under the Exchange Act, as of December 31, 2020. Based on that evaluation, our principal executive officer and principal accounting officer have concluded that our disclosure controls and procedures are effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the Commission.
Management’s Annual Report on Internal Control over Financial Reporting.
Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules
13a-15(f)
under the Exchange Act). Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and

related rules promulgated by the Securities and Exchange Commission, our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2020. In making this assessment, it used the criteria established within the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that, as of December 31, 2020, our internal control over financial reporting was effective. Our independent registered public accounting firm, Ernst & Young Hua Ming LLP has audited the effectiveness of our internal control over financial reporting as of December 31, 2020, as stated in its report, which appears on page
F-6
of this annual report on Form
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

	For the Year Ended December 31,
	2019	2020
	(in thousands of RMB)
Audit Fees (1)	17,630	13,350
Tax Fees (2)	555	100

Total	18,185	13,450

(1)
Audit fees in 2019 include the aggregate fees billed in each of the fiscal period listed for professional services rendered by our independent public accountant for the audit and review of our financial statements and services related to our issuance of the convertible senior notes. Audit fees in 2020 include the aggregate fees billed in each of the fiscal period listed for professional services rendered by our independent public accountant for the audit and the agreed upon procedures of our financial statements.

(2)
Tax fees include the aggregated fees billed in each of the fiscal periods listed for professional services rendered by our independent public accountant for tax compliance, tax advice and tax planning.

The policy of our audit committee or our board of directors is to pre-approve
all audit and
non-audit
services provided by our independent public accountant, including audit services, audit-related services and other services as described above. All of the services of Ernst & Young Hua Ming LLP for 2020 and 2019 described above were in accordance with the audit committee pre-approval
policy.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
The following table sets forth information about our purchases of outstanding ADSs from November 21, 2017 to March 31, 2021:

Period	Total Number of ADSs Purchased	Average Price Paid per ADS (1)		Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs (2)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Program (2)
November 21, 2017 through November 30, 2017	2,474,836	US$	14.06	2,474,836	US$	265.2 million
December 2017	2,062,279	US$	13.92	2,062,279	US$	236.5 million
June 2018	8,958,483	US$	9.58	8,958,483	US$	150.7 million
August 2018	85,000	US$	6.00	85,000	US$	150.2 million
September 2018	9,781,767	US$	5.27	9,781,767	US$	98.6 million
October 2018	8,358,409	US$	4.68	8,358,409	US$	59.5 million
November 2018	1,702,700	US$	5.12	1,702,700	US$	50.8 million
December 2018	4,351,400	US$	5.34	4,351,400	US$	327.6 million
April 2019	18,173,885	US$	5.68	18,173,885	US$	224.4 million
August 2019	26,169,241	US$	7.45	26,169,241	US$	29.4 million
March 2020	513,990	US$	1.95	513,990	US$	499.0 million
May 2020	259,986	US$	1.50	773,976	US$	498.6 million
December 2020	721,315	US$	1.20	1,495,291	US$	497.7 million
Total	83,613,291	US$	6.87	83,613,291	US$	497.7 million

(1)	Each of our ADSs represents one Class A ordinary share. The average price per ADS is calculated using the execution price for each repurchase excluding commissions paid to brokers.
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
We are a “foreign private issuer” (as such term is defined in Rule
3b-4under
the Exchange Act), and our ADSs, each representing one ordinary share, are listed on the New York Stock Exchange. Under Section 303A of the New York Stock Exchange Listed Company Manual, New York Stock Exchange listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the New York Stock Exchange with limited exceptions.
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
The consolidated financial statements of Qudian Inc. its subsidiaries and its variable interest entities are included at the end of this annual report.
Pursuant to Rule 3-09 of Regulation S-X, we are required to file the audited financial statements of Secoo, our equity investee, as of December 31, 2019 and 2020 and for the years ended December 31, 2018, 2019 and 2020. As of the date of this annual report, Secoo’s audited financial statements as of and for the year ended December 31, 2020 are unavailable, because Secoo needs additional time to prepare such financial statements. We plan to file Secoo’s audited financial statements with an amendment to this annual report by June 30, 2021. If Secoo’s audited financial statements as of and for year ended December 31, 2020 remains unavailable by such date, we would not be in full compliance with the reporting requirements under the Exchange Act.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Second Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.3 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

2.1	Form of American Depositary Receipt evidencing American Depositary Shares (incorporated herein by reference to Exhibit (a) to the registration statement on Form F-6 (File No. 333-220779) filed with the Securities and Exchange Commission on October 3, 2017 with respect to American depositary shares representing our Class A ordinary shares)

2.2	Specimen of Ordinary Share Certificate (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

2.3	Form of Deposit Agreement between the Registrant and Deutsche Bank Trust Company Americas, as depositary (incorporated herein by reference to Exhibit (a) to the registration statement on Form F-6 (File No. 333-220779) filed with the Securities and Exchange Commission on October 3, 2017 with respect to American depositary shares representing our Class A ordinary shares)

2.4	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated herein by reference to Exhibit 2.4 to the annual report on Form 20-F (File No. 001-38230), filed with the Securities and Exchange Commission on April 27, 2020)

4.1	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.2	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.3	Qudian Inc. 2016 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.4	Amendment No. 1 to Qudian Inc. 2016 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.5	Amendment No. 2 to Qudian Inc. 2016 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.6	English Translation of Equity Interest Pledge Agreement concerning Beijing Happy Time, among Ganzhou Qufenqi, Mr. Min Luo, Tianjin Happy Share, Shanghai Yunxin Venture Capital Co., Ltd., Phoenix Auspicious Internet Investment L.P., Tianjin Blue Run Xinhe Investment Center L.P., Jiaxins Blue Run Quchuan Investment L.P., Ningbo Yuanfeng Venture Capital L.P., Shenzhen Guoshens Oianhai Investment Co., Ltd., Beijing Kunlun Tech Co., Ltd. and Beijing Happy Time, dated December 9, 2016 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-l (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.7	English translation of Power of Attorney Agreement concerning Beijing Happy Time, between Ganzhou Qufenqi and Tianjin Happy Share, dated December 9, 2016 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.8	English translation of Power of Attorney Agreement concerning Beijing Happy Time, between Ganzhou Qufenqi and Shanghai Yunxin Venture Capital Co., Ltd., dated December 9, 2016 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.9	English translation of Power of Attorney Agreement concerning Beijing Happy Time, between Ganzhou Qufenqi and Phoenix Auspicious Internet Investment L.P., dated December 9, 2016 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.10	English translation of Power of Attorney Agreement concerning Beijing Happy Time, between Ganzhou Qufenqi and Tianjin Blue Run Xinhe Investment Center L.P., dated December 9, 2016 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.11	English translation of Power of Attorney Agreement concerning Beijing Happy Time, between Ganzhou Qufenqi and Jiaxing Blue Run Quchuan Investment L.P., dated December 9, 2016 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.12	English translation of Power of Attorney Agreement concerning Beijing Happy Time, between Ganzhou Qufenqi and Ningbo Yuanfeng Venture Capital L.P., dated December 9, 2016 (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.13	English translation of Power of Attorney Agreement concerning Beijing Happy Time, between Ganzhou Qufenqi and Shenzhen Guosheng Qianhai Investment Co., Ltd., dated December 9, 2016 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.14	English translation of Power of Attorney Agreement concerning Beijing Happy Time, between Ganzhou Qufenqi and Beijing Kunlun Tech Co., Ltd., dated December 9, 2016 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.15	English translation of Power of Attorney Agreement concerning Beijing Happy Time, between Ganzhou Qufenqi and Mr. Min Luo, dated December 9, 2016 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.16	English translation of Exclusive Business Cooperation Agreement among Ganzhou Qufenai, Beijing Happy Time, Ganzhou Network, Ganzhou Happy Fenqi and Fuzhou Happy Time Technology Co., Ltd., dated December 9, 2016 (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-l (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.17	English translation of Exclusive Call Option Agreement concerning Beijing Happy Time, among Ganzhou Qufenqi, Mr. Min Luo, Tianjin Happy Share, Shanghai Yunxin Venture Capital Co., Ltd., Phoenix Auspicious Internet Investment L.P., Tianjin Blue Run Xinhe Investment Center L.P., Jiaxing Blue Run Quchuan Investment L.P., Ningbo Yuanfeng Venture Capital L.P., Shenzhen Guosheng Qianhai Investment Co., Ltd., Beijing Kunlun Tech Co., Ltd. and Beijing Happy Time, dated December 9, 2016 (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.18	Financial Support Undertaking Letter issued by the Registrant to Beijing Happy Time, dated February 15, 2017 (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.19	English translation of Equity Interest Pledge Agreement concerning Ganzhou Qudian, among Ganzhou Qufenqi, Mr. Min Luo, Mr. Lianzhu Lv and Ganzhou Qudian, dated May 1, 2017 (incorporated herein bv reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.20	English translation of Power of Attorney Agreement concerning Ganzhou Qudian, between Mr. Min Luo and Ganzhou Qufenqi, dated May 1, 2017 (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.21	English translation of Power of Attorney Agreement concerning Ganzhou Qudian, between Mr. Lianzhu Lv and Ganzhou Qufenqi, dated May 1, 2017 (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.22	English translation of Exclusive Business Cooperation Agreement between Ganzhou Qufenai and Ganzhou Qudian, dated May 1, 2017 (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.23	English translation of Exclusive Call Option Agreement concerning Ganzhou Qudian, among Ganzhou Qufenqi, Mr. Min Luo, Mr. Lianzhu Lv and Ganzhou Qudian, dated May 1, 2017 (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.24	Financial Support Undertaking Letter issued by the Registrant to Ganzhou Qudian, dated May 1, 2017 (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.25	English translation of Equity Interest Pledge Agreement concerning Hunan Qudian, among Ganzhou Qufenqi, Mr. Min Luo, Mr. Hongjia He and Hunan Qudian, dated May 1, 2017 (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.26	English translation of Power of Attorney Agreement concerning Hunan Qudian, between Mr. Min Luo and Ganzhou Qufenqi, dated May 1, 2017 (incorporated herein by reference to Exhibit 10.26 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.27	English translation of Power of Attorney Agreement concerning Hunan Qudian, between Mr. Hongjia He and Ganzhou Qufenqi, dated May 1, 2017 (incorporated herein by reference to Exhibit 10.27 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.28	English translation of Exclusive Business Cooperation Agreement between Ganzhou Qufenqi and Hunan Qudian, dated May 1, 2017 (incorporated herein by reference to Exhibit 10.28 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.29	English translation of Exclusive Call Option Agreement concerning Hunan Qudian, among Ganzhou Qufenqi, Mr. Min Luo, Mr. Hongjia He and Hunan Qudian, dated May 1, 2017 (incorporated herein by reference to Exhibit 10.29 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.30	Financial Support Undertaking Letter issued by the Registrant to Hunan Qudian, dated May 1, 2017 (incorporated herein by reference to Exhibit 10.30 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.31	Trust Deed Constituting Qudian Inc. Equity Incentive Trust, dated December 30, 2016, between Qudian Inc. and Ark Trust (Hong Kong) Limited (incorporated herein by reference to Exhibit 10.37 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.32	English translation of Equity Interest Pledge Agreement concerning Xiamen Qudian, among Ganzhou Qufenqi, Mr. Min Luo and Xiamen Qudian, dated June 20, 2017 (incorporated herein by reference to Exhibit 10.38 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.33	English translation of Power of Attorney Agreement concerning Xiamen Qudian, between Ganzhou Qufenai and Mr. Min Luo, dated June 20, 2017 (incorporated herein by reference to Exhibit 10.39 to the registration statement on Form F-l (File No. 333-220511), as amended, initially Filed with the Securities and Exchange Commission on September 18, 2017)

4.34	English translation of Exclusive Business Cooperation Agreement between Ganzhou Qufenqi and Xiamen Qudian, dated June 20, 2017 (incorporated herein by reference to Exhibit 10.40 to the registration statement on Form F-l (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.35	English translation of Exclusive Call Option Agreement concerning Xiamen Qudian, among Ganzhou Qufenai, Mr. Min Luo and Xiamen Qudian, dated June 20, 2017 (incorporated herein by reference to Exhibit 10.41 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.36	Financial Support Undertaking Letter issued by the Registrant to Xiamen Qudian, dated June 20, 2017 (incorporated herein by reference to Exhibit 10.42 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.37	English translation of Equity Interest Pledge Agreement concerning Xiamen Qu Plus Plus, among Xiamen Youxiang, Mr. Min Luo, Mr. Long Xu and Xiamen Qu Plus Plus, dated July 1, 2019 (incorporated herein by reference to Exhibit 4.37 to the annual report on Form 20-F (File No. 001-38230), filed with the Securities and Exchange Commission on April 27, 2020)

4.38	English translation of Power of Attorney Agreement concerning Xiamen Qu Plus Plus, between Mr. Min Luo and Xiamen Youxiang, dated July 1, 2019 (incorporated herein by reference to Exhibit 4.38 to the annual report on Form 20-F (File No. 001-38230), filed with the Securities and Exchange Commission on April 27, 2020)

4.39	English translation of Power of Attorney Agreement concerning Xiamen Qu Plus Plus, between Mr. Long Xu and Xiamen Youxiang, dated July 1, 2019 (incorporated herein by reference to Exhibit 4.39 to the annual report on Form 20-F (File No. 001-38230), filed with the Securities and Exchange Commission on April 27, 2020)

4.40	English translation of Exclusive Business Cooperation Agreement between Xiamen Youxiang and Xiamen Qu Plus Plus, dated July 1, 2019 (incorporated herein by reference to Exhibit 4.40 to the annual report on Form 20-F (File No. 001-38230), filed with the Securities and Exchange Commission on April 27, 2020)

4.41	English translation of Exclusive Call Option Agreement concerning Xiamen Qu Plus Plus, among Xiamen Youxiang, Mr. Min Luo, Mr. Long Xu and Xiamen Qu Plus Plus, dated July 1, 2019 (incorporated herein by reference to Exhibit 4.41 to the annual report on Form 20-F (File No. 001-38230), filed with the Securities and Exchange Commission on April 27, 2020)

4.42	Financial Support Undertaking Letter issued by the Registrant to Xiamen Qu Plus Plus, dated July 1, 2019 (incorporated herein by reference to Exhibit 4.42 to the annual report on Form 20-F (File No. 001-38230), filed with the Securities and Exchange Commission on April 27, 2020)

4.43	Indenture, dated July 1, 2019, between the Registrant and Deutsche Bank Trust Company Americas, as Trustee, relating to the issuance of Registrant’s 1.00% Convertible Senior Notes due 2026 (incorporated herein by reference to Exhibit 4.43 to the annual report on Form 20-F (File No. 001-38230), filed with the Securities and Exchange Commission on April 27, 2020)

4.44*	WLM Kids Inc. 2021 Share Incentive Plan

8.1*	List of Subsidiaries

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Tian Yuan Law Firm

15.2*	Consent of Independent Registered Public Accounting Firm

99.1***	Consolidated Financial Statements of Secoo Holding Limited as of December 31, 2019 and 2020 and for the years ended December 31, 2018, 2019 and 2020

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith
**	Furnished herewith
***	To be filed by amendment within six months of December 31, 2020

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QUDIAN INC.

By:	/s/ Min Luo
Name:	Min Luo
Title:	Chairman and Chief Executive Officer
Date: April 29, 2021

Qudian Inc.
Audited Consolidated Financial Statements
31 December 2020
QUDIAN INC.

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Qudian Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Qudian Inc. (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 29, 2021 expressed an unqualified opinion thereon.
Adoption of New Accounting Standards
As discussed in Note 2 to the consolidated financial statements, the Company changed its method for accounting for credit losses on certain financial instruments in 2020 and changed its method for accounting for leases in 2019 and 2020.
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

Allowance for loan principal and financing service fee receivables

Description of the Matter
At December 31, 2020, the Company’s loan principal and financing service fee receivables and related allowance was RMB 4,790 million and RMB 849 million, respectively. As explained in Note 2 to the consolidated financial statements, the Company considers the loans to be homogeneous unsecured consumer loans of similar principal amounts. The allowance is calculated based on the Company’s historical loss experience with the entire loan portfolio, using a roll rate-based model and adjusted for various qualitative factors that reflect current conditions and reasonable and supportable forecasts of future economic conditions. These factors may include gross-domestic product rates, consumer price indexes, per capita consumption expenditure and other considerations.

Auditing management’s allowance for loan principal and financing service fee receivables was complex and subjective due to the highly judgmental nature of the qualitative factors used to adjust the allowance calculated using the roll-rate based model. Quantifying the impact of the selected qualitative factors on the allowance was also complex and highly judgmental. These qualitative factors require management to make significant judgments which could significantly affect the amount of the allowance for loan principal and financing service fee receivables.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s allowance for loan principal and financing service fee receivables. For example, we tested controls over management’s review of the allowance calculations, the significant assumptions and data inputs.

To test the Company’s allowance, we performed audit procedures that included, among others, evaluating the methodology used, management’s selection of qualitative factors and their impact on the allowance, and the underlying data used in the calculation. We compared the selected qualitative factors to publicly available market information. We evaluated the appropriateness of the Company’s methodology and model to measure expected credit loss and evaluated management’s development, selection and weighting of the qualitative factors used in the expected credit loss model. In addition, we also involved valuation specialists to assist with these procedures. We evaluated the loss rate used to calculate the Company’s allowance at December 31, 2020 by comparing management’s estimate to subsequent results. We also tested the completeness and accuracy of the underlying data used by the Company in the roll-rate based model and recalculated the Company’s calculation of the allowance for loan principal financing service fee receivables.

Estimation of variable consideration for loan facilitation income, transaction services fees and other related income

Description of the Matter
For the year ended December 31, 2020, the Company recognized negative RMB 5 million revenue related to loan facilitation income, transaction services fees and other related income. As explained in Note 2 to the consolidated financial statements, the transaction price of loan facilitation income, transaction services fees and other related income includes variable consideration which is contingent on the borrower making timely repayments. The amount of variable consideration is limited to the amount that is probable not to be reversed in future periods. Management estimated the variable consideration using the expected value method, based on historical defaults, and current and forecasted borrower repayment trends and assessed whether variable consideration should be constrained.

Auditing management’s estimation of variable consideration for loan facilitation income, transaction services fees and other related income was complex due to the highly judgmental nature of the qualitative factors used in the expected value method and quantifying the impact of the selected qualitative factors on the variable consideration. The estimation of variable consideration is also affected by future market and economic conditions. These factors combined have a significant effect on the amount of the estimated variable consideration for loan facilitation income, transaction services fees and other related income.

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

To test the Company’s estimation of variable consideration for loan facilitation income, transaction services fees and other related income, we performed audit procedures that included, among others, evaluating the methodology used and management’s selection of the qualitative factors and their impact on the amount of variable consideration included in the transaction price. We compared the selected qualitative factors to publicly available market information. We assessed the historical accuracy of management’s estimate by comparing the results of management’s prior estimate to reversals to cumulative revenue that were recognized during the reporting period. We also tested the completeness and accuracy of the underlying data used by the Company to estimate the variable consideration and recalculated the Company’s calculation of the amount required to be constrained.

Estimation of risk assurance liabilities

Description of the Matter
At December 31, 2020, the Company’s risk assurance liabilities totaled RMB 20 million. As explained in Note 2 to the consolidated financial statements, the Company provides risk assurance liabilities on the principal and accrued interest repayment of loans facilitated through the Company’s platform. The contingent loss arising from the obligation to make future payments is recognized when borrower default is probable and the amount of loss is estimable. The contingent loss is calculated based on the expected future payouts, adjusted for various qualitative factors that reflect, current conditions and reasonable and supportable forecasts of future economic conditions. These factors may include gross-domestic product rates, consumer price indexes, per capita consumption expenditure and other considerations.

Auditing management’s estimation of risk assurance liabilities was complex and subjective due to the highly judgmental nature of the qualitative factors used in the measurement process and quantifying the impact of the selected qualitative factors on the risk assurance liabilities. These qualitative factors require management to make significant judgments which could significantly affect the amount of the estimation of risk assurance liabilities.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s estimation of risk assurance liabilities. For example, we tested controls over management’s review of the risk assurance liabilities calculations, the significant assumptions and data inputs.

To test the Company’s estimation of risk assurance liabilities, we performed audit procedures that included, among others, evaluating the methodology used and management’s selection of the qualitative factors and their impact on the estimate. We compared the selected qualitative factors to publicly available market information. We evaluated the appropriateness of the Company’s methodology and model to measure expected credit loss and evaluated management’s development, selection and weighting of the qualitative factors used in the expected credit loss model. In addition, we also involved valuation specialists to assist with these procedures. We assessed the historical accuracy of management’s estimate by comparing the results of management’s prior estimate of the estimated contingent loss amount of risk assurance liabilities to the historical payouts. We also tested the completeness and accuracy of the underlying data used by the Company to develop its estimate and recalculated the recorded amount.

/s/ Ernst & Young Hua Ming LLP
We have served as the Company’s auditor since 2016.
Shanghai, The People’s Republic of China
April 29, 2021

To the Shareholders and the Board of Directors of Qudian Inc.
Opinion on Internal Control Over Financial Reporting
We have audited Qudian Inc.’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Qudian Inc. (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2019 and 2020, the related consolidated statements of comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2020, and the related notes and our report dated April 29, 2021 expressed an unqualified opinion thereon.
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
/s/ Ernst & Young Hua Ming LLP
Shanghai, The People’s Republic of China
April 29, 2021

QUDIAN INC.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2019 AND 2020
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		As of December 31,
	Notes	2019	2020
		RMB	RMB	US$
ASSETS:
Current assets: (including amounts from the consolidated trusts of RMB 4,026,001,945, and RMB 5,290,064,945 (US$ 810,737,923) as of December 31, 2019 and 2020, respectively)
Cash and cash equivalents		2,860,938,368	1,537,557,823	235,641,046
Restricted cash and cash equivalents		1,257,648,990	135,404,201	20,751,602
Time deposits		231,131,760	—	—
Short-term investments		—	5,042,314,438	772,768,496
Short-term loan principal and financing service fee receivables (net of allowance of RMB 1,528,818,175 and RMB 849,234,936 (US$ 130,150,948) as of December 31, 2019 and 2020, respectively)	3	7,894,697,458	3,940,461,302	603,902,115
Short-term finance lease receivables (net of allowance of RMB 24,749,828 and RMB 21,151,963 (US$ 3,241,680) as of December 31, 2019 and 2020, respectively; including unearned revenue of RMB 21,691,725 and RMB 7,453,471 (US$ 1,142,295) as of December 31, 2019 and 2020, respectively)	4	398,255,871	179,612,841	27,526,872
Short-term contract assets (net of allowance of RMB nil and RMB 95,778 (US$14,679) as of December 31, 2019 and 2020, respectively)		2,741,914,258	92,812,707	14,224,170
Other current assets (net of allowance of RMB 27,259,988 and RMB 160,745,160 (US$ 24,635,274) as of December 31, 2019 and 2020, respectively)	5	1,638,904,061	762,312,764	116,829,542

Total current assets		17,023,490,766	11,690,476,076	1,791,643,843

The accompanying notes are an integral part of these consolidated financial statements.

QUDIAN INC.
CONSOLIDATED BALANCE SHEETS - continued
AS OF DECEMBER 31, 2019 AND 2020
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		As of December 31,
	Notes	2019	2020
		RMB	RMB	US$
Non-current assets: (including amounts from the consolidated trusts of RMB 423,585 and RMB nil (US$ nil) as of December 31, 2019 and 2020, respectively)
Long-term loan principal and financing service fee receivables (net of allowance of RMB 34,726 and RMB nil (US$ nil) as of December 31, 2019 and 2020, respectively)	3	423,585	—	—
Long-term finance lease receivables (net of allowance of RMB 15,183,208 and RMB 3,397,366 (US$ 520,669) as of December 31, 2019 and 2020, respectively; including unearned revenue of RMB 50,355,135 and RMB 4,737,540 (US$ 726,060) as of December 31, 2019 and 2020, respectively)	4	239,696,597	28,771,351	4,409,402
Operating lease right-of-use assets		148,851,099	210,898,398	32,321,594
Investment in equity method investee (including amounts measured at fair value of RMB nil and RMB 306,275,523 (US$ 46,938,777) as of December 31, 2019 and 2020, respectively)	7	44,779,440	349,275,523	53,528,816
Long-term investments	8	223,157,973	209,868,073	32,163,689
Property and equipment, net		92,820,570	302,969,361	46,432,086
Intangible assets		6,803,258	8,478,390	1,299,370
Long-term contract assets (net of allowance of RMB nil and RMB 23,174 (US$3,551) as of December 31, 2019 and 2020, respectively)		273,596,933	23,093,566	3,539,244
Deferred tax assets	16	290,284,829	154,959,777	23,748,625
Other non-current assets		17,698,520	419,241,195	64,251,524

Total non-current assets		1,338,112,804	1,707,555,634	261,694,350

TOTAL ASSETS		18,361,603,570	13,398,031,710	2,053,338,193

The accompanying notes are an integral part of these consolidated financial statements.

QUDIAN INC.
CONSOLIDATED BALANCE SHEETS - continued
AS OF DECEMBER 31, 2019 AND 2020
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		As of December 31,
	Notes	2019	2020
		RMB	RMB	US$
LIABILITIES AND EQUITY
Current liabilities:
(including amounts of the Consolidated VIEs without recourse to the Company of RMB 4,749,757,109 and RMB 1,541,885,470 (US$ 236,304,287) as of December 31, 2019 and 2020, respectively)

Short-term borrowings and interest payables	9	1,049,570,333	—	—
Short-term lease liabilities	6	21,918,649	23,763,237	3,641,875
Accrued expenses and other current liabilities	10	718,265,702	336,790,094	51,615,342
Guarantee liabilities and risk assurance liabilities (including amounts of guarantee liabilities of RMB 263,465,921 and RMB 11,697,633 (US$ 1,792,741), risk assurance liabilities of RMB 1,254,361,399 and RMB 19,701,689 (US$ 3,019,416) as of December 31, 2019 and 2020, respectively).	11	1,517,827,320	31,399,322	4,812,157
Income tax payable		589,739,224	80,655,585	12,361,009

Total current liabilities		3,897,321,228	472,608,238	72,430,383

Non-current
liabilities:
(including amounts of the consolidated VIEs without recourse to the Company of RMB 109,076,000 and RMB 140,400,670 (US$ 21,517,344) as of December 31, 2019 and 2020, respectively)

Long-term borrowings and interest payables	9	—	102,415,457	15,695,855
Convertible senior notes	12	2,339,551,570	822,004,519	125,977,704
Deferred tax liabilities	16	178,984,764	10,923,276	1,674,065
Long-term lease liabilities	6	21,694,379	80,236,369	12,296,762

Total non-current liabilities		2,540,230,713	1,015,579,621	155,644,386

Total liabilities		6,437,551,941	1,488,187,859	228,074,769

The accompanying notes are an integral part of these consolidated financial statements.

QUDIAN INC.
CONSOLIDATED BALANCE SHEETS - continued
AS OF DECEMBER 31, 2019 AND 2020
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		As of December 31,
	Notes	2019	2020
		RMB	RMB	US$
Commitments and contingencies	21

Equity:
Class A Ordinary shares (US$0.0001 par value; 656,508,828 shares authorized, 200,711,030 shares issued and 190,238,854 shares outstanding, as of December 31, 2019; 656,508,828 shares authorized, 201,304,881 shares issued and 189,514,026 shares outstanding, as of December 31, 2020)	22	131,638	132,052	20,238
Class B Ordinary shares (US$0.0001 par value; 63,491,172 shares authorized, 63,491,172 shares issued and outstanding, as of December 31, 2019 and 2020)	22	43,836	43,836	6,718
Treasury shares	23	(362,130,324)	(371,551,131)	(56,942,702)
Additional paid-in capital		3,967,733,108	4,007,259,660	614,139,411
Accumulated other comprehensive loss		(12,965,166)	(51,419,766)	(7,880,424)
Retained earnings		8,331,238,537	8,315,379,200	1,274,387,616

Total Qudian Inc. shareholders’ equity		11,924,051,629	11,899,843,851	1,823,730,857

Non-controlling Interests		—	10,000,000	1,532,567

Total equity		11,924,051,629	11,909,843,851	1,825,263,424

TOTAL LIABILITIES AND EQUITY		18,361,603,570	13,398,031,710	2,053,338,193

The accompanying notes are an integral part of these consolidated financial statements.

QUDIAN INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		For the years ended December 31,
	Notes	2018	2019	2020
		RMB	RMB	RMB	US$
Revenues:
Financing income		3,535,275,780	3,510,054,957	2,102,664,997	322,247,509
Sales commission fee		307,492,444	356,811,512	80,991,883	12,412,549
Sales income		2,174,788,821	431,945,882	610,793,584	93,608,212
Penalty fee		28,012,630	44,354,000	72,234,947	11,070,490
Guarantee income		—	—	826,197,593	126,620,321
Loan facilitation income and other related income		1,646,772,629	2,297,413,315	131,633,096	20,173,655
Transaction services fee and other related income		—	2,199,463,876	(136,542,213)	(20,926,010)

Total revenues		7,692,342,304	8,840,043,542	3,687,973,887	565,206,726

Cost of revenues:
Cost of goods sold		(2,003,642,524)	(366,014,556)	(645,082,780)	(98,863,261)
Cost of other revenues (including related party amounts of RMB 147,610,831, RMB nil and RMB nil (US$ nil) for the years ended December 31, 2018, 2019 and 2020, respectively)	13	(731,785,772)	(535,772,612)	(217,271,212)	(33,298,270)

Total cost of revenues		(2,735,428,296)	(901,787,168)	(862,353,992)	(132,161,531)

Operating expenses:
Sales and marketing (including related party amounts of RMB 32,542,281, RMB nil and RMB nil (US$ nil) for the years ended December 31, 2018, 2019 and 2020, respectively)		(540,550,282)	(280,615,518)	(293,282,118)	(44,947,451)
General and administrative		(255,867,298)	(286,059,239)	(285,905,509)	(43,816,936)
Research and development		(199,560,164)	(204,780,905)	(170,690,876)	(26,159,521)
Changes in guarantee liabilities and risk assurance liabilities (including changes in guarantee liabilities amounts of RMB 116,592,666, RMB 939,954,125 and RMB 22,265,996 (US$ 3,412,413), change in risk assurance liabilities amounts of RMB nil, RMB 203,473,526 and RMB -110,160,462 (US$ -16,882,829) for the year ended December 31, 2018, 2019 and 2020, respectively).		(116,592,666)	(1,143,427,651)	87,894,466	13,470,416
Provision for receivables and other assets	14	(1,178,723,206)	(2,283,126,141)	(1,641,362,182)	(251,549,760)

Total operating expenses		(2,291,293,616)	(4,198,009,454)	(2,303,346,219)	(353,003,252)
Other operating income		23,747,754	108,508,163	343,324,461	52,616,776

Income from operations		2,689,368,146	3,848,755,083	865,598,137	132,658,719
Interest and investment income, net	15	47,059,613	24,291,607	708,250,666	108,544,164
Loss from equity method investments		(11,319,279)	(3,419,825)	(370,038,652)	(56,710,905)
Foreign exchange gain/(loss), net		(90,771,459)	6,635,208	(107,144)	(16,421)
Other income		15,231,215	24,583,469	26,357,832	4,039,514
Other expenses		(521,505)	(10,323,771)	(9,262,586)	(1,419,553)

Net income before income taxes		2,649,046,731	3,890,521,771	1,220,798,253	187,095,518
Income tax expenses	16	(157,730,518)	(626,233,846)	(261,979,592)	(40,150,129)

Net income		2,491,316,213	3,264,287,925	958,818,661	146,945,389

The accompanying notes are an integral part of these consolidated financial statements.

QUDIAN INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME - continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		For the years ended December 31,
	Notes	2018	2019	2020
		RMB	RMB	RMB	US$
Net income attributable to Qudian Inc.’s shareholders		2,491,316,213	3,264,287,925	958,818,661	146,945,389

Earnings per share for Class A and Class B ordinary shares:
Basic	17	7.82	11.72	3.78	0.58
Diluted	17	7.74	10.94	3.59	0.55
Earnings per ADS (1 Class A ordinary share equals 1 ADSs):
Basic	17	7.82	11.72	3.78	0.58
Diluted	17	7.74	10.94	3.59	0.55
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	17	318,685,836	278,531,382	253,658,448	253,658,448
Diluted	17	321,955,142	300,457,711	274,333,161	274,333,161
Other comprehensive income/(loss)
Foreign currency translation adjustment		33,089,222	31,893,073	(38,454,600)	(5,893,426)

Total comprehensive income		2,524,405,435	3,296,180,998	920,364,061	141,051,963

Total comprehensive income attributable to Qudian Inc.’s shareholders		2,524,405,435	3,296,180,998	920,364,061	141,051,963

The accompanying notes are an integral part of these consolidated financial statements.

QUDIAN INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	Class A and B Ordinary shares		Treasury shares	Additional paid-in capital	Accumulated other comprehensive loss/foreign currency translation adjustment	Retained earnings	Total Qudian Inc. shareholders’ equity	Non-controlling interests	Total equity
	Number of Shares Outstanding	Amount
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2017	325,838,455	220,976	(421,164,802)	7,571,703,230	(77,947,461)	2,467,554,858	9,540,366,801	—	9,540,366,801
Adjustments due to the adoption of Topic 606	—	—	—	—	—	108,079,541	108,079,541	—	108,079,541
Repurchase of ordinary shares	(33,237,759)	—	(1,410,222,466)	—	—	—	(1,410,222,466)	—	(1,410,222,466)
Canceled share s	—	(18,088)	1,469,256,944	(1,469,238,856)	—	—	—	—	—
Vesting of share options held by
Share Based Payment Trust	3,466,307	2,141	—	(2,141)	—	—	—	—	—
Exercise of share options	377,085	249	—	2,209	—	—	2,458	—	2,458
Share-based compensation (Note 20)	—	—	—	57,981,487	—	—	57,981,487	—	57,981,487
Other comprehensive income	—	—	—	—	33,089,222	—	33,089,222	—	33,089,222
Net income	—	—	—	—	—	2,491,316,213	2,491,316,213	—	2,491,316,213

Balance at December 31, 2018	296,444,088	205,278	(362,130,324)	6,160,445,929	(44,858,239)	5,066,950,612	10,820,613,256	—	10,820,613,256
Repurchase of ordinary shares	(44,343,126)	—	(2,087,241,398)	—	—	—	(2,087,241,398)	—	(2,087,241,398)
Canceled shares	—	(30,918)	2,087,241,398	(2,087,210,480)	—	—	—	—	—
Vesting of share options held by
Share Based Payment Trust	1,037,500	702	—	(702)	—	—	—	—	—
Exercise of share options	591,564	412	—	3,910	—	—	4,322	—	4,322
Share-based compensation (Note 20)	—	—	—	87,299,053	—	—	87,299,053	—	87,299,053
Purchase of capped call option	—	—	—	(192,804,602)	—	—	(192,804,602)	—	(192,804,602)
Other comprehensive loss	—	—	—	—	31,893,073	—	31,893,073	—	31,893,073
Net income	—	—	—	—	—	3,264,287,925	3,264,287,925	—	3,264,287,925

Balance at December 31, 2019	253,730,026	175,474	(362,130,324)	3,967,733,108	(12,965,166)	8,331,238,537	11,924,051,629	—	11,924,051,629
Adjustments due to the adoption of ASC 326	—	—	—	—	—	(974,677,998)	(974,677,998)	—	(974,677,998)
Repurchase of ordinary shares	(1,495,291)	—	(15,528,092)	—	—	—	(15,528,092)	—	(15,528,092)
Issuance of shares by the Company’s subsidiary	—	—	—	—	—	—	—	10,000,000	10,000,000
Vesting of share options held by	—	—	—	—	—	—	—	—	—
Share Based Payment Trust	562,500	389	—	(389)	—	—	—	—	—
Exercise of share options	207,963	25	6,107,285	(6,106,879)	—	—	431	—	431
Share-based compensation (Note 20)	—	—	—	45,633,820	—	—	45,633,820	—	45,633,820
Other comprehensive loss	—	—	—	—	(38,454,600)	—	(38,454,600)	—	(38,454,600)
Net income	—	—	—	—	—	958,818,661	958,818,661	—	958,818,661

Balance at December 31, 2020	253,005,198	175,888	(371,551,131)	4,007,259,660	(51,419,766)	8,315,379,200	11,899,843,851	10,000,000	11,909,843,851

The accompanying notes are an integral part of these consolidated financial statements.

QUDIAN INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income	2,491,316,213	3,264,287,925	958,818,661	146,945,389
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for receivables and other assets	1,178,723,206	2,283,126,141	1,641,362,182	251,549,760
Depreciation and amortization	12,065,648	16,704,682	10,424,113	1,597,565
Amortization of lease right-of-use assets	—	30,856,490	33,525,924	5,138,073
Loss on disposal of property and equipment	137,268	278,718	—	—
Accrued interest of convertible senior notes	—	23,934,289	27,107,232	4,154,365
Income from the repurchase of convertible senior notes	—	—	(622,109,001)	(95,342,376)
Share-based compensation expense	57,981,487	87,299,053	45,633,820	6,993,689
Share of loss from equity method investment	11,319,279	3,419,825	370,038,652	56,710,905
Unrealized investment income of short-term investment	(10,117,286)	(3,584,153)	(45,478,742)	(6,969,922)
Foreign exchange (gain)/ loss, net	90,771,459	(6,635,208)	107,144	16,421
Changes in operating assets and liabilities:
Financing service fee receivables	112,068,030	3,873,447	77,321,929	11,850,104
Finance lease receivables	—	330,214,661	—	—
Contract assets	(799,992,914)	(2,096,477,837)	2,899,485,965	444,365,665
Receivables from related parties	372,812	2,071	—	—
Deferred tax assets and liabilities	(127,952,203)	132,112,749	132,655,274	20,330,310
Other current and non-current assets	(137,098,248)	(119,570,060)	438,899,289	67,264,259
Interest payables	(62,457,896)	(73,479,202)	(10,843,333)	(1,661,813)
Payables to related parties	(3,108,873)	—	—	—
Guarantee liabilities	255,623,253	(39,138,657)	(251,768,288)	(38,585,178)
Risk assurance liabilities	—	1,254,361,399	(2,328,042,357)	(356,788,101)
Operating lease liabilities	—	(27,876,445)	(26,406,203)	(4,046,928)
Other current and non-current liabilities	262,667,592	439,679,436	(879,020,326)	(134,715,759)

Net cash provided by operating activities	3,332,318,827	5,503,389,324	2,471,711,935	378,806,428

Cash flows from investing activities:
Proceeds from redemption of short-term investments	1,662,675,701	457,817,239	11,815,240,269	1,810,764,792
Proceeds from redemption of long-term investments	—	—	50,985,560	7,813,879
Proceeds from collection of loan principal	35,184,841,574	22,140,852,309	20,724,809,596	3,176,216,030
Principal collection of finance lease receivables	222,069,392	—	273,855,570	41,970,202
Proceeds from collection of loan principal due from related parties	1,000,000	—	—	—
Proceeds from disposal of long-term assets	—	530,975	—	—
Purchases of short-term investments	(1,352,558,415)	(454,233,086)	(16,802,875,965)	(2,575,153,405)
Purchases of property and equipment, intangible assets and land lease right of use asset	(140,387,756)	(76,389,281)	(221,786,498)	(33,990,268)
Purchases of long-term investments	—	(222,709,723)	(76,403,621)	(11,709,367)
Purchases of equity method investment	—	(15,000,000)	(738,758,741)	(113,219,730)
Payments to originate loan principal	(37,036,365,868)	(22,760,427,250)	(18,294,941,866)	(2,803,822,508)
Purchase of current assets held for lease	(1,332,008,977)	—	—	—

Net cash used in investing activities	(2,790,734,349)	(929,558,817)	(3,269,875,696)	(501,130,375)

The accompanying notes are an integral part of these consolidated financial statements.

QUDIAN INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS - continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Proceeds from deposits to funding	—	—	235,245,240	36,052,910
Proceeds from borrowings	2,644,659,751	2,251,563,000	102,415,457	15,695,855
Proceeds from convertible senior notes, net of issuance cost	—	2,289,629,341	—	—
Proceeds from related parties	513,847,929	—	—	—
Proceeds from issuance of shares of subsidiary	—	—	10,000,000	1,532,567
Refund of guarantee deposits from Funding Partners	396,555,231	—	—	—
Proceeds from exercise of share options	2,458	4,322	431	66
Payments to related parties	(2,231,923)	—	—	—
Repayment of borrowings	(8,025,871,949)	(5,402,354,040)	(1,038,727,000)	(159,191,877)
Repurchase of ordinary shares	(1,410,222,466)	(2,087,241,398)	(15,528,092)	(2,379,784)
Repurchase of convertible senior notes	—	—	(859,219,671)	(131,681,176)
Payments for interest of convertible senior notes	—	—	(25,457,967)	(3,901,604)
Payments for IPO expenditure	(1,378,058)	—	—	—
Purchase of capped call option	—	(192,804,602)	—	—
Payments of deposits to funding	—	(231,131,760)	—	—
Payments of guarantee deposits to Funding Partners	(843,200,007)	—	—	—

Net cash used in financing activities	(6,727,839,034)	(3,372,335,137)	(1,591,271,602)	(243,873,043)

Effect of exchange rate changes	(57,682,237)	76,077,072	(56,189,971)	(8,611,490)
Net increase/(decrease) in cash and cash equivalents, and restricted cash and cash equivalents	(6,243,936,793)	1,277,572,442	(2,445,625,334)	(374,808,480)
Cash and cash equivalents, and restricted cash and cash equivalents at beginning of the year	9,084,951,709	2,841,014,916	4,118,587,358	631,201,128

Cash and cash equivalents, and restricted cash and cash equivalents at end of the year	2,841,014,916	4,118,587,358	1,672,962,024	256,392,648

Reconciliation of cash and cash equivalents, and restricted cash and cash equivalents to the consolidated balance sheet
Cash and cash equivalents	2,501,188,374	2,860,938,368	1,537,557,823	235,641,046
Restricted cash and cash equivalents	339,826,542	1,257,648,990	135,404,201	20,751,602

Total cash and cash equivalents, and restricted cash and cash equivalents	2,841,014,916	4,118,587,358	1,672,962,024	256,392,648

Supplemental disclosures of cash flow information:
Income taxes paid, net of refunds	208,640,115	263,971,349	638,407,957	97,840,300
Interest expense paid	609,826,651	361,721,059	26,083,616	3,997,489

The accompanying notes are an integral part of these consolidated financial statements.

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

1. Organization
Qudian Inc. (the “Company”, and where appropriate, the term “Company” also refers to its subsidiaries, variable interest entities (“VIEs”) and subsidiaries of the VIEs is a limited company incorporated in the Cayman Islands under the laws of the Cayman Islands on November 16, 2016. The Company, through its subsidiaries, VIEs and subsidiaries of the VIEs, are principally engaged in the operation of online platforms to provide small consumer credit products in the People’s Republic of China (the “PRC”). The Company does not conduct any substantive operations of its own. As PRC law and regulations prohibit foreign control of companies involved in internet value-added business, the Company conducts its primary business operations through its subsidiaries, its VIEs and the subsidiaries of the VIEs.
As of December 31, 2020, the Company’s main subsidiaries and VIEs are as follows:

Entity	Date of incorporation	Place of incorporation	Percentage of legal ownership by the Company	Principal activities
Subsidiaries
QD Data Limited (“Qudian HK”)	December 2, 2016	Hong Kong (“HK”)	100%	Investment holding
QD Technologies Limited (“Qudian BVI”)	November 23, 2016	British Virgin Islands (“BVI”)	100%	Investment holding
Qufenqi (Ganzhou) Information Technology Co., Ltd. (“Qufenqi Ganzhou”)	September 5, 2016	PRC	100%	Investment holding, research and development
Qudian Inc. Equity Incentive Trust (“Share Based Payment Trust”)	December 30, 2016	HK	Nil	Employee benefits
Qufenqi (HK) Limited (“Qufenqi HK”)	April 28, 2014	HK	100%	Investment holding
Xiamen Qudian Financial Lease Co., Ltd. (“Xiamen Financial Lease”)	April 21, 2017	PRC	100%	Financial lease
Xiamen Happy Time Technology Co., Ltd. (“Xiamen Happy Time”)	September 5, 2018	PRC	100%	Technology development and service
Qu Plus Plus Inc. (“Qu Plus Plus”)	June 28, 2018	Cayman Islands	100%	Investment holding
Qu Plus Plus Limited (“Qu Plus Plus BVI”)	June 29, 2018	BVI	100%	Investment holding
Qu Plus HK (Limited) (“Qu Plus HK”)	May 12, 2020	HK	100%	Investment holding
Xiamen Youxiang Time Technology Service Co., Ltd. (“Xiamen Youxiang Time”)	August 3, 2018	PRC	100%	Technology development and service, research and development
Xiamen Xincheng Youda Financing Guarantee Co., Ltd. (“Xiamen Xincheng Youda”)	March 7, 2019	PRC	100%	Financing guarantee service

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

1. Organization - continued

Entity	Date of incorporation	Place of incorporation	Percentage of legal ownership by the Company	Principal activities
VIEs
Beijing Happy Time Technology Development Co., Ltd. (“Beijing Happy Time”)	April 9, 2014	PRC	Nil	Technology development and service, sale of products
Ganzhou Qudian Technology Co., Ltd. (“Ganzhou Qudian”)	November 25, 2016	PRC	Nil	Technology development and service, sale of products
Hunan Qudian Technology Development Co., Ltd. (“Hunan Qudian”)	November 2, 2016	PRC	Nil	Technology development and service, sale of products
Xiamen Qudian Technology Co., Ltd. (“Xiamen Qudian”)	April 1, 2017	PRC	Nil	Technology development and service, sale of products
Xiamen Weipujia Technology Co., Ltd. (“Xiamen Weipujia”)	June 6, 2018	PRC	Nil	Household service
Xiamen Qu Plus Plus Technology Development Co., Ltd. (“Xiamen Qu Plus Plus”)	June 5, 2019	PRC	Nil	Technology development and service, sale of products
The Company, through Qufenqi Ganzhou and Xiamen Youxiang Time (collectively the “WFOEs”) entered into power of attorney and an exclusive call option agreement with the nominee shareholders of the VIEs that gave the WFOEs the power to direct the activities that most significantly affect the economic performance of the VIEs and acquire the equity interests in the VIEs when permitted by the PRC laws, respectively. Certain exclusive agreements have been entered into with the VIEs through the WFOEs, which obligate the WFOEs to absorb a majority of the risk of loss from the VIEs’ activities and entitle the WFOEs to receive a majority of their residual returns. In addition, the Company has entered into share pledge agreements for the equity interests in the VIEs held by the nominee shareholders of the VIEs. The Company agreed to provide unlimited financial support to the VIEs for their operations. In addition, pursuant to the resolutions of all shareholders of the Company and the resolutions of the board of directors of the Company (the “Resolutions”), the board of directors of the Company (the “Board of Directors”) or any officer authorized by the Board of Directors (the “Authorized Officer”) shall cause the WFOEs to exercise the rights under the power of attorney entered into among the WFOEs, the VIEs and the nominee shareholders of the VIEs and the WFOEs’ rights under the exclusive call option agreement between the WFOEs and the VIEs. As a result of the Resolutions and the provision of unlimited financial support from the Company to the VIEs, the Company has been determined to be most closely associated with the VIEs within the group of related parties and was considered to be the Primary Beneficiary.
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
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
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
(2) Exclusive Call Option Agreements:
Pursuant to the exclusive call option agreements entered into between the VIEs’ nominee shareholders and WFOEs, the nominee shareholders irrevocably granted WFOEs a call option to request the nominee shareholders to transfer or sell any part or all of its equity interests in the VIEs, or any or all of the assets of the VIEs, to WFOEs, or their designees. The purchase price of the equity interests in the VIEs shall be equal to the minimum price required by PRC law. As for the assets of the VIEs, the purchase price should be equal to the book value of the assets or the minimum price as permitted by applicable PRC law, whichever is higher. Without WFOEs’ prior written consent, the VIEs and their nominee shareholders shall not amend their articles of association, increase or decrease the registered capital, sell or otherwise dispose of their assets or beneficial interests, create or allow any encumbrance on their assets or other beneficial interests and provide any loans or guarantees, etc. The nominee shareholders cannot request any dividends or other form of assets. If dividends or other form of assets were distributed, the nominee shareholders shall transfer all received distribution to WFOEs or their designees. The agreements are not terminated until all of the equity interests of the VIEs have been transferred to WFOEs or the person(s) designated by WFOEs. None of the nominee shareholders have the right to terminate or revoke the agreements under any circumstance unless otherwise regulated by law.
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
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
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
In the opinion of the Company’s legal counsel, (i) the ownership structure of the PRC subsidiaries and the VIEs, both currently does not violate applicable PRC laws and regulations; (ii) each of the VIE Agreements is valid, binding and enforceable in accordance with its terms and applicable PRC laws or regulations and will not violate applicable PRC laws or regulations and (iii) the financial support letters issued by the Company to the VIEs, does not violate the PRC laws and regulations.

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
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
Except for the deposits that were held by banks and other institutions, trust beneficiaries and other funding partners (collectively referred as the “Funding Partners”) as guarantee deposits, all assets of the consolidated trusts, and the collateralization of the land lease right of use asset as described in Note 9, there was no other pledge or collateralization of the VIEs’ assets. Creditors of the VIEs have no recourse to the general credit of the Company, who is the primary beneficiary of the VIEs, through its WFOEs. The Company has not provided any financial or other support that it was not previously contractually required to provide to the VIEs during the periods presented. The table sets forth the assets and liabilities of the VIEs included in the Company’s consolidated balance sheets:

	As of December 31,
	2019	2020
	RMB	RMB	US$
Short-term loan principal and financing service fee receivables	7,788,585,617	3,916,692,275	600,259,352
Other current assets	7,095,745,062	7,128,274,773	1,092,455,904

Total current assets	14,884,330,679	11,044,967,048	1,692,715,256

Total non-current assets	967,471,254	1,316,328,345	201,736,145

Total assets	15,851,801,933	12,361,295,393	1,894,451,401

Total current liabilities	4,749,757,109	1,541,885,470	236,304,287
Total non-current liabilities	109,076,000	140,400,670	21,517,344

Total liabilities	4,858,833,109	1,682,286,140	257,821,631

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

1. Organization - continued

The following table sets forth the results of operations of the VIEs included in the Company’s consolidated statements of comprehensive income:

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Revenues	5,112,097,579	8,049,577,016	3,549,458,230	543,978,273
Net income	2,558,375,744	3,440,929,911	562,471,865	86,202,585
The table sets forth the cash flows of the VIEs included in the Company’s consolidated statements of cash flows:

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Net cash provided by operating activities	3,375,764,483	4,362,960,828	2,250,346,449	344,880,682
Net cash used in investing activities	(1,789,268,184)	(842,120,427)	(2,252,529,599)	(345,215,264)
Net cash used in financing activities	(4,568,154,072)	(2,855,955,341)	(1,429,389,722)	(219,063,559)
The amount of the net assets of the VIEs were RMB 10,993 million and RMB 10,679 million (US$ 1,637 million) as of December 31, 2019 and 2020. The creditors of the VIEs’ third-party liabilities did not have recourse to the general credit of the Primary Beneficiary in the normal course of business.

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
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies
Basis of presentation
The consolidated financial statements of the Company have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).
Principles of consolidation
The consolidated financial statements include the financial statements of the Company, its subsidiaries, VIEs and the subsidiaries of the VIEs. For controlled subsidiaries that are not wholly-owned, the noncontrolling interests are included in Net income and Total equity. All inter-company transactions and balances have been eliminated.
Use of estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant accounting estimates reflected in the Company’s consolidated financial statements include, but are not limited to, allowance for loan principal and financing service fee receivables, allowance for finance lease receivables, allowance for contract assets, allowance for other assets, incremental borrowing rates for lease liabilities, share-based compensation, impairment of equity investment, valuation allowance for deferred tax assets, uncertain tax positions, estimate of variable considerations of revenue recognition, estimate of risk assurance liabilities, fair value of guarantee liabilities and fair value of investments. Actual results could differ from these estimates.
Revenue recognition
The Company generates revenues primarily by providing borrowers with merchandise and cash installment credit services, credit facilitation services, transaction services, automobile financing services, and
e-commerce
sales.
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
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
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
, (“ASC 815”), ASC 460,
Guarantees
, (“ASC 460”) (refer to “Guarantee liabilities” and “Risk Assurance Liabilities” for additional information) and ASC 860,
Transfers and servicing of financial assets
, respectively (“ASC 860”).
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
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued
Revenue recognition - continued
Vehicle sales with guarantee - continued

receive recurring service fees from the Funding Partners for its loan facilitation services and post-origination services throughout the term of the loan. In addition, the Company provides a guarantee on the principal and accrued interest repayments of the defaulted loans to the Funding Partners.
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
E-commerce
sales
The Company recognizes revenue from product sales through its
e-commerce
platform. The Company’s single performance obligation is to sell products to customers. The Company is the principal and records revenue on a

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued
Revenue recognition - continued
E-commerce
sales - continued

gross basis as it controls the products before transfer to the customers. Revenue is measured based on the amount of consideration the Company expects to receive reduced by value-added tax, discounts and estimates for product returns. Product returns are estimated using the expected value method based on historical return patterns. Revenues are recognized at a point in time when the products are accepted by the customers. As of December 31, 2019 and 2020, estimated product returns were not material.
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
Financing income
Borrowers can withdraw cash (“cash installment credit services”) or purchase products (e.g. personal consumer electronics) (“merchandise installment credit services”) up to their approved credit limit and elect the installment repayment period, ranging from one to eighteen installments repayment period (either weekly or monthly) through the Company’s application (collectively “financing platform”) or via borrowers’ Alipay accounts. The Company charges financing service fees for facilitating the financing and managing the financing platform. The financing service fees are recorded as financing income in the consolidated statement of comprehensive income in accordance with ASC 310
Receivables
(ASC 310) using the effective interest method.

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued
Revenue recognition - continued

Financing income - continued

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
Sales commission fees are recognized and recorded net of the related cost on delivery date, as the Company is an agent and arranges for the goods to be provided by the suppliers.
Penalty fee
The Company charges borrowers and lessees penalty fee for late installment payments. The penalty fee is calculated based on the number of overdue days of unpaid outstanding balance of loan principals and lease receivables at the applicable late payment rate. The penalty fee is recognized on a cash basis, which coincides with the penalty fee being probable not to be reversed.
Cost of goods sold
Cost of goods sold primarily consists of the purchase price of products, packaging material and product delivery costs.
Lease
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
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued
Lease - continued
Sales-type leases – Lessor under ASC 842 - continued

recognizes in net income any selling profit or loss. Initial direct costs are expensed, at the commencement date, if the fair value of the underlying asset is different from its carrying amount. Interest income is recognized in financing income over the lease term using the interest method.
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
The Company records a lease liability and corresponding operating lease right-of-use
(“ROU”) asset at lease commencement. Lease liabilities represent the present value of the lease payments not yet paid, discounted using the discount rate for the lease at lease commencement. The Company’s lease agreements include lease payments that are largely fixed, do not contain material residual value guarantees or variable lease payments. The discount rate is determined using the Company’s incremental borrowing rate at lease commencement since the rate implicit in the lease is not readily determinable. The incremental borrowing rate is the rate of interest that the Company could borrow on a collateralized basis over a similar term at an amount equal to the lease payments in a similar economic environment. The weighted average discount rate as of December 31, 2020 is
3.20
%.
ROU asset represents the right to use an underlying asset for the lease term and are recognized in an amount equal to the lease liability adjusted for any lease payments made prior to commencement date, less any lease incentives received, and any initial direct costs incurred by the Company. The weighted average remaining lease term as of December 31, 2020 is

50
months. Lease terms are based on the
non-cancellable
term of the lease and may contain options to extend the lease when it is reasonably certain that the Company will exercise the option, however none of these have been recognized in the Company’s right-of-use
assets or lease liabilities since those options were not reasonably certain to be exercised.
Besides, operating lease expense is recognized as a single lease cost on a straight-line basis over the lease term and is included in general and administrative expenses, on the consolidated statements of comprehensive income. Lease liabilities that become due within one year of the balance sheet date are classified as current liabilities.

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued
Lease - continued

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
Land lease right of use asset
All land in the PRC is owned by the PRC government. The PRC government may sell land use rights for a specified period of time. Land use rights represent operating leases in accordance with ASC 842,
Leases
(ASC 842). The purchase price of land use rights represents lease prepayments to the PRC government and is recorded as an operating lease right-of-use
(“ROU”) asset on the consolidated balance sheet. The ROU asset is amortized over the remaining lease term –
37
years.
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
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued

Restricted cash and cash equivalents
Restricted cash are cash and cash equivalents that are not readily available for normal disbursement and mainly represents (i) cash held by the consolidated trusts through segregated bank accounts; and (ii) security deposits held in designated bank accounts for the provision of guarantee. Such restricted cash is not available to fund the general liquidity needs of the Company.
Time deposits
Time deposits with financial institutions have original maturities of three to twelve months and are pledged for short-term bank borrowings.
Short-term investments
Short-term investments consist of wealth management products issued by banks or trust companies. These wealth management products are highly liquid investments with original maturities of less than twelve months. The Company measures its short-term investments at fair value. The realized investment income and changes in fair value are recognized in interest and investment income in the consolidated statements of comprehensive income.
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
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued
Allowance for loan principal and financing service fee receivables - continued

loan principal and financing service fee receivables by delinquency stages (i.e., current,
1-30
days past due, and
31-60
days past due, etc.) and projected forward in
one-month
increments using historical roll rates. In each month of the simulation, losses on the loan principal and financing service fee receivables types are captured, and the ending delinquency stratification serves as the beginning point of the next iteration. This process is repeated on a monthly rolling basis. The loss rate calculated for each delinquency stage is then applied to the respective loan principal and service fees balance.
Prior to January 1, 2020, the Company applies a consistent credit risk management framework to the entire portfolio of loans in accordance with ASC 450-20, Loss Contingencies (“ASC 450-20”) and adjusts the allowance that is determined by the roll rate-based model for various qualitative factors. These factors may include gross-domestic product rates, per capita disposable income, consumer price indexes, regulatory impact and other considerations. Each of these macroeconomic factors are equally weighted, and a score is applied to each factor based on year-on-year increases and decreases in that respective factor.
Subsequent to January 1, 2020, the Company applies a consistent credit risk management framework to the entire portfolio of loans in accordance with Accounting Standards Update (“ASU”) No. 2016-13,
Financial instruments – Credit Losses
(Topic 326):
Measurement of Credit Losses on Financial Instruments
(“ASC 326”) and adjusts the allowance that is determined by the roll rate-based model for various qualitative factors that reflect current conditions and reasonable and supportable forecasts of future economic conditions. These factors may include gross-domestic product rates, consumer price indexes, per capita consumption expenditure and other considerations. The Company analyzes a combination of qualitative factors to the change in roll rate using a regression model. Factors that had a strong correlation and economic and commercial significance were selected for the model.
For all the years presented, loan principal and financing service fee receivables are charged off when a settlement is reached for an amount that is less than the outstanding balance or when the Company determined the balance to be uncollectable. In general, the Company considers loan principal and financing service fee receivables meeting any of the following conditions as uncollectable and charged-off:
(i) death of the borrower; (ii) identification of fraud, and the fraud is officially reported to and filed with relevant law enforcement departments or (iii) loans that are 180 days past due.
Nonaccrual loan principal
The Company does not accrue financing service fee on loan principals that are considered impaired or are more than 90 days past due. Prior to January 1, 2020, a corresponding allowance is determined under ASC 450-20. Subsequent to January 1, 2020, a corresponding allowance is determined under ASC 326. After an impaired financing service fee receivable is placed on nonaccrual status, financing service fee will be recognized when cash is received on a cash basis cost recovery method by applying first to reduce principal and then to financing income thereafter. Financing service fee accrued but not received is generally reversed against financing income. Financing service fee receivables may be returned to accrual status after all of the borrower’s delinquent balances of loan principal and financing service fee have been settled and the borrower remains current for an appropriate period.

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
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
The allowance for finance lease receivables is calculated based on historical loss experience using probability of default (PD) and loss given default (LGD) methods. The Company stratifies PD and LGD by the recovered rate under different scenarios (i.e. cash collection, repossessing the leased vehicle or non-recovery),
and calculates allowance balance by timing exposure at default under each scenario. This process is repeated on a monthly basis. LGD is projected based on historical experience of actual loss and considered proceeds from recovery of the repossessed assets.
Prior to January 1, 2020, the Company applies a consistent credit risk management framework to the entire portfolio of finance lease receivables in accordance with ASC 450-20 and adjusts the allowance that is determined by the PD and LGD methods for various qualitative factors. These factors may include gross-domestic product rates, per capita disposable income, consumer price indexes, regulatory impact and other considerations. Each of these macroeconomic factors are equally weighted, and a score is applied to each factor based on year-on-year increases and decreases in that respective factor.
Subsequent to January 1, 2020 the Company applies a consistent credit risk management framework to the entire portfolio of finance lease receivables in accordance with ASC 326 and adjusts the allowance that is determined by the PD and LGD methods for various qualitative factors that reflect reasonable and supportable forecasts of future economic conditions. These factors may include gross-domestic product rates, consumer price indexes, per capita consumption expenditure and other considerations. The Company analyzes a combination of qualitative factors to the change in roll rate using a regression model. Factors that had a strong correlation and economic and commercial significance were selected for the model.
For all the years presented, finance lease receivables are charged off when a settlement is reached for an amount that is less than the outstanding balance or when the Company determined the balance to be uncollectable. In general, the Company considers finance fee receivables meeting any of the following conditions as uncollectable and charged-off:
(i) death of the borrower; (ii) identification of fraud, and the fraud is officially reported to and filed with relevant law enforcement departments or (iii) all finance lease receivables that are 180 days past due are therefore deemed uncollectible and charged-off;
(iv) the vehicle is repossessed.
Nonaccrual finance lease receivables
A finance lease receivable is considered impaired when the lease receivables are more than 90 days past due, or when it is probable that the Company will be unable to collect all amounts due according to the terms of the

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued
Nonaccrual finance lease receivables - continued

contract. Factors such as payment history, compliance with terms and conditions of the underlying financing lease agreement and other subjective factors related to the financial stability of the borrower are considered when determining whether finance lease receivables are impaired. The Company does not accrue financing lease income on net investment of finance lease receivables that are considered impaired. Prior to January 1, 2020, a corresponding allowance is determined under ASC 450-20. Subsequent to January 1, 2020, a corresponding allowance is determined under ASC 326. Accrual of financing lease income is suspended on accounts that are impaired, accounts in bankruptcy and accounts in repossession. Payments received on non-accrual
finance lease receivables are first applied to any fees due, then to any interest due and, finally, any remaining amounts received are recorded to principal. Interest accrual resumes once an account has received payments bringing the impaired status to current.

Contract Assets and Account Receivables
Contract assets represent the Company’s right to consideration in exchange for loan facilitation business and transaction services business that the Company has transferred to the customer before payment is due. Account receivables represent the considerations for which the Company has satisfied its performance obligations and has the unconditional right to consideration. Prior to January 1, 2020, the Company assesses contract assets and account receivables for impairment in accordance with ASC 310. Subsequent to January 1, 2020, the Company assesses contract assets and accounts receivables for impairment in accordance with ASC 326.
Contract assets as of December 31, 2019 and 2020 were RMB 3,015,511,191 and RMB 115,906,273 (US$ 17,763,414) respectively, net of allowance of RMB nil and RMB 118,952 (US$ 18,230), respectively. Account receivables were RMB 190,296,539 and RMB 111,037,030 (US$ 17,017,169) as of December 31, 2019 and 2020 respectively, which is repayments the borrowers made directly to the Funding Partners and remitted to the Company on a periodic basis. The remaining unsatisfied performance obligations as of December 31, 2019 and 2020, pertaining to post-origination services amounted to RMB 180,436,296 and RMB 9,154,611 (US$ 1,403,005),
respectively. The remaining unsatisfied performance obligations will be recognized over the next two years.
Long-term investments
Long-term investments represent equity investments in privately-held companies without a readily determinable fair value. The Company elected to measure equity securities without a readily determinable fair value that do not qualify for the net asset value practical expedient using the measurement alternative. Under the measurement alternative, the equity securities are measured at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. Equity securities accounted for using the measurement alternative are subject to periodic impairment reviews.
As of December 31, 2019 and 2020, no material adjustments were made to the carrying amount because of observable price changes and impairment charges.

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued

Inventories
Inventories are stated at the lower of cost or net realizable value. Cost is determined using the specific identification method for the vehicle sales business. Cost is determined using the average cost method for the
e-commerce
business.
Borrowings
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
Risk assurance liabilities
In April 2019, the Company and various Funding Partners entered into contracts to provide risk assurance on the principal and accrued interest repayment of loans facilitated through the platform the Company operates. The risk assurance liability is exempted from being accounted for as a derivative in accordance with ASC
815-10-15-58.
The risk assurance liability consists of two components. The Company’s obligation to stand ready to make delinquent payments over the term of the arrangement (the non-contingent
aspect) is accounted for in accordance with ASC 460. At inception, the Company recognizes the non-contingent aspect of the risk assurance liability at fair value, which considers the premium required by a third-party market participant to issue the same risk assurance in a standalone transaction.
Prior to January 1, 2020, the release of the
non-contingent
aspect of the risk assurance liability is recognized in earnings as a reduction of changes in guarantee liabilities and risk assurance liabilities. The contingent obligation relating to the contingent loss arising from the arrangement is accounted for in accordance with ASC 450,
Contingencies
. The contingent loss arising from the obligation to make future payments is recognized when borrower default is probable, and the amount of loss is estimable. The contingent loss is calculated based on the

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued
Risk assurance liabilities - continued

expected future payouts, adjusted for various qualitative factors. These factors may include gross-domestic product rates, per capita disposable income, consumer price indexes, regulatory impact and other considerations.
Subsequent to January 1, 2020, the non-contingent aspect of the risk assurance liability is subsequently recognized as guarantee income over the term of the arrangement as the Company is released from the stand ready obligation based on the borrower’s repayment of the loan principal. The contingent liability relating to the expected credit losses arising from the contingent aspect of the risk assurance liability is initially measured under a current expected credit losses model. The subsequent changes in the contingent aspect of the risk assurance liability is adjusted through earnings as changes in guarantee liabilities and risk assurance liabilities. The contingent loss is calculated based on the expected future payouts, adjusted for various qualitative factors that reflect current conditions and reasonable and supportable forecasts of future economic conditions. These factors may include gross-domestic product rates, consumer price indexes, per capita consumption expenditure and other considerations. The Company analyzes a combination of qualitative factors to the change in roll rate using a regression model. Factors that had a strong correlation and economic and commercial significance were selected for the model.
Treasury shares
The Company accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares at market price is recorded in the treasury shares account on the consolidated balance sheets. Differences between the resale price and repurchase cost of the treasury shares is reflected in additional paid-in capital.
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
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued
Property and equipment, net - continued

Property and equipment mainly consists of construction in progress and leasehold improvements. As of December 31, 2019, construction in progress and leasehold improvements were RMB77 million and RMB12 million, respectively. As of December 31, 2020, construction in progress and leasehold improvements were RMB275 million (US$42 million) and RMB22 million (US$3 million), respectively.
As of December 31, 2019 and 2020, accumulated depreciation was RMB16 million and RMB24 million (US$4 million), respectively.
Depreciation expense, for the years ended December 31, 2018, 2019 and 2020, was RMB 6 million, RMB 7 million and RMB 9 million (US$ 1 million), respectively.
Intangible assets
Intangible assets represent purchased computer software. These intangible assets are amortized on a straight-line basis over their estimated useful lives of the respective assets, most of which varies from
1-10
years.
Research and development
Research and development expenses are primarily incurred in the development of new services, new features and general improvement of the Company’s technology infrastructure to support its business operations. Research and development costs are expensed as incurred unless such costs qualify for capitalization as software development costs. In order to qualify for capitalization, (i) the preliminary project should be completed, (ii) management has committed to funding the project and it is probable that the project will be completed and the software will be used to perform the function intended, and (iii) it will result in significant additional functionality in the Company’s services.No research and development costs were capitalized for all years presented as the Company has not met all of the necessary capitalization requirements.
Impairment of long-lived assets and intangible assets with definite lives
Long-lived assets including intangible assets with definite lives, are assessed for impairment, whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC 360
Property, Plant and Equipment
. The Company measures the carrying amount of long-lived assets against the estimated undiscounted future cash flows associated with it. Impairment exists when the estimated undiscounted future cash flows are less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. No impairment loss was recognized for the years ended December 31, 2018, 2019 and 2020, respectively.
Employee defined contribution plan
Full time employees of the Company in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee

F-3
5

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued
Employee defined contribution plan - continued

housing

fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Company make contributions to the government for these benefits based on a certain percentage of the employee’s salaries. The Company has no legal obligation for the benefits beyond the contributions. The total amount that was expensed as incurred, was

RMB
71,413,352
, RMB
42,724,802
and RMB
30,138,113
(US$
4,618,868
) for the years ended December
31
,
2018
,
2019
and
2020
, respectively.
Advertising costs
Advertising costs are expensed as incurred in accordance with ASC
720-35,
Other Expense-Advertising costs
. Advertising costs were RMB 9,994,935, RMB 85,928,890 and RMB 153,327,392 (US$ 23,498,451) for the years ended December 31, 2018, 2019 and 2020, respectively. Advertising costs are included in sales and marketing expenses in the consolidated statements of comprehensive income.
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
Value added taxes
Hunan Qudian Technology Development Co., Ltd., Xiamen Youdun Technology Co., Ltd.
,
and Xiamen Youqi Technology Co., Ltd. are small-scale VAT taxpayers with an applicable VAT rate of 3%. The other subsidiaries of the VIEs are all general VAT taxpayers (applicable tax rate: 6%, 13% or 16%).
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

F-3
6

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued
Value added taxes - continued

VAT is reported as a deduction to revenue when incurred and amounted to RMB 810,200,790, RMB 792,753,015 and RMB 201,297,527 (US$ 30,850,196) for the years ended December 31, 2018, 2019 and 2020, respectively. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Output VAT receivable net of input VAT payable is recorded in accrued expenses and other current liabilities on the consolidated balance sheets.
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
The Company accounts for uncertainty in income taxes recognized in the consolidated financial statements by applying a two-step
process to determine the amount of the benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not
to be sustained, the tax position is then assessed to determine the amount of benefits to recognize in the consolidated financial statements. The amount of the benefits that may be recognized is the largest amount that more-likely-than not to be realized upon ultimate settlement. The Company’s estimated liability for unrecognized tax benefits which is included in the income tax payable in the consolidated balance sheets is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. The Company elects to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of comprehensive income. The Company did not recognize any income tax due to uncertain tax position nor incurred any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2018, 2019 and 2020.
Segment information
In accordance with ASC 280
Segment Reporting
(“ASC 280”), the Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews operating results to make decisions about allocating resources and assessing performance for the entire Company. The Company had two reportable segments in 2019, consisting of installment credit services and transaction services. In 2020, the Company changed its operating segments to installment credit services and
e-commerce
sales services. Transaction services was combined with the installment credit services segment as the transaction amounts were substantially

F-3
7

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued
Segment information - continued

decreased in 2020 response to
COVID-19.
The corresponding information for earlier periods has been restated. No geographical segments are presented as the Company generates substantially all of its revenues in the PRC.
Fair value measurements of financial instruments
The fair value of cash and cash equivalents, restricted cash and cash equivalent, time deposits, short-term investments, loan principal and financing service fee receivables, finance lease receivables, other receivables (as defined in Note 5), borrowings, guarantee liabilities and risk assurance liabilities in current assets and liabilities are measured at fair value or approximate their respective fair value because of their short maturities. The carrying amount of the long-term loan principal and financing service fee receivables, long-term finance lease receivables, and long-term borrowings, approximate their fair values due to the fact that the related interest rates approximate rates currently offered by Funding Partners for similar debt instruments of comparable maturities. The fair value of the convertible senior notes as of December 31, 2019 and 2020 were 1,796 million and RMB 627 million (US$ 96 million), respectively.
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

F-3
8

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
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
The dilutive effect from the conversion of convertible senior notes is reflected in diluted EPS using the if-converted
method and the dilutive effect of share options is reflected in diluted EPS using the treasury stock method.
Share-based payments
Share-based payment transactions with employees and independent directors, such as share options are measured based on the grant date fair value of the equity instrument. The Company recognizes the compensation costs net of estimated forfeitures using the accelerated recognition method, over the applicable vesting period for each separately vesting portion of the award. The estimate of forfeitures is adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures are recognized through a cumulative catch-up
adjustment in the period of change and also impact the amount of share-based compensation expense to be recognized in future periods.
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
Convenience translation for financial statements presentation
Translations of amounts from RMB into US$ for the convenience of the reader have been calculated at the exchange rate of RMB 6.5250 per US$1.00 on December 31, 2020, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be converted into US$ at such rate.

F-3
9

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
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
No borrower represented 10% or more of total revenues and loan receivable and financing service fee receivable for the years ended December 31, 2018, 2019 and 2020.

F-
40

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
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
Business and economic risk
The Company believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations or cash flows: changes in the overall demand for services; competitive pressures due to new entrants; advances and new trends in new technologies and industry standards; changes in certain strategic relationships; regulatory considerations and risks associated with the Company’s ability to attract employees necessary to support its growth and risks related to outbreaks of epidemics, such as
COVID-19.
The Company’s operations could also be adversely affected by significant political, regulatory, economic and social uncertainties in the PRC.
Impact of
COVID-19
During the year ended December 31, 2020, the Company’s operations was affected by the
COVID-19
pandemic. The Company’s revenues generated from installment credit services declined compared to the prior period due to

F-4
1

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued

Impact of
COVID-19 - continued

the reduction in transaction volume to mitigate risk exposures from
COVID-19.
The Company also provided additional credit losses for loan principal and financing service fee receivables, finance lease receivables and other current and non-current
assets, provided additional constraint on the variable considerations for loan facilitation income, transaction service fees and other related income, and recorded its share of losses from investments in equity method investees and recognized impairment charges on its investments in equity method investees in the year ended December 31, 2020, due to the impact of
COVID-19
and other factors.
There are still uncertainties of
COVID-19’s
future impact, and the extent of the impact will depend on a number of factors, including the duration and severity of
COVID-19,
possibility of a second wave in China, the development and progress of distribution of
COVID-19
vaccine and other medical treatment, the potential change in customer behavior, especially on internet usage due to the prolonged impact of
COVID-19,
the actions taken by government authorities, particularly to contain the outbreak, stimulate the economy to improve business condition especially for small, medium enterprises, almost all of which are beyond the Company’s control. As a result, certain of the Company’s estimates and assumptions, including short-term investment, the allowance for loan principal and financing service fee receivables, allowance for finance lease receivables, allowance for contract assets, allowance for other current and non-current
assets, long-term investments, investment in equity method investee require significant judgments and carry a higher degree of variabilities and volatilities that could result in material changes to the Company’s current estimates in future periods.
Comparative Information
Certain items in the consolidated financial statements are reclassified to conform with the current year’s presentation to facilitate comparison.
Recently Adopted Accounting Pronouncements
Credit Losses
On January 1, 2020, the Company adopted ASC 326, using the modified retrospective transition method. Upon adoption, the Company changed its impairment model to utilize a CECL model in place of the incurred loss methodology for financial instruments measured at amortized cost. The adoption of ASC 326 had a material impact on the allowance for loan principal and financing service fee receivables, the allowance for financing lease receivables and risk assurance liabilities. The Company recorded an
RMB 47 million (US$ 7 million) increase to the allowance for loan principal and financing service fee receivables and an RMB 1,093 million (US$ 168 million) increase to risk assurance liabilities. After adjusting for deferred taxes, an RMB 975 million (US$ 149 million) decrease was recorded in retained earnings through a cumulative-effect adjustment.
In August 2018, the Financial Accounting Standards Board (“FASB”) issued ASU
2018-13,
Fair Value Measurement (ASC 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement
, which eliminates certain disclosure requirements for fair value measurements for all entities, requires public entities to disclose certain new information and modifies some disclosure requirements. The guidance is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years. The Company has adopted this guidance on its consolidated financial statements.

F-4
2

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued
Recently Adopted Accounting Pronouncements - continued
Credit Losses - continued
In December 2019, the FASB issued ASU
2019-01,
Financial services – Depository and lending (ASC 942)
, which provides incremental industry-specific accounting and reporting guidance for depository and lending financial institutions and applies to finance companies. With the issuance of ASU
2019-01,
the FASB clarified that lessors in the scope of ASC 942 must classify principal payments received under sales-type and direct financing leases in investing activities in the statement of cash flows. The guidance is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years. The Company reclassified cash flows from sales-type leases from operating to investing activities. For the year ended December 31, 2020, total cash originations and cash receipts from sales-type leases were RMB nil million and RMB 274 million (US$ 42 million), respectively.
Recent Accounting Pronouncements: Issued but not effective
In January 2020, the FASB issued ASU No. 2020-01, Investments –
Equity Securities
(Topic 321), Investments – Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) – Clarifying the Interactions between Topic 321, Topic 323, and Topic 815 (a consensus of the FASB Emerging Issues Task Force) (“ASU 2020-01”), which clarifies the interactions of the accounting for certain equity securities under ASC 321, investments accounted for under the equity method of accounting in ASC 323, and the accounting for certain forward contracts and purchased options accounted for under ASC 815. ASU 2020-01 could change how an entity accounts for (i) an equity security under the measurement alternative and (ii) a forward contract or purchased option to purchase securities that, upon settlement of the forward contract or exercise of the purchased option, would be accounted for under the equity method of accounting or the fair value option in accordance with ASC 825. These amendments improve current U.S. GAAP by reducing diversity in practice and increasing comparability of the accounting for these interactions. The new guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 31, 2020. Early adoption is permitted. The Company is currently in the process of evaluating the of adoption of ASU 2020-01 on its consolidated financial statements and related disclosure.
In August 2020, the FASB issued ASU No. 2020-06,
Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity
(“ASU 2020-06”), which focuses on amending the legacy guidance on convertible instruments and the derivatives scope exception for contracts in an entity’s own equity. ASU 2020-06 simplifies an issuer’s accounting for convertible instruments by reducing the number of accounting models that require separate accounting for embedded conversion features. ASU 2020-06 also simplifies the settlement assessment that entities are required to perform to determine whether a contract qualifies for equity classification. Further, ASU 2020-06 enhances information transparency by making targeted improvements to the disclosures for convertible instruments and earnings-per-share
(EPS) guidance, i.e., aligning the diluted EPS calculation for convertible instruments by requiring that an entity use the if-converted
method and that the effect of potential share settlement be included in the diluted EPS calculation when an instrument may be settled in cash or shares, adding information about events or conditions that occur during the reporting period that cause conversion contingencies to be met or conversion terms to be significantly changed. This update will be effective for the Company’s fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early

F-4
3

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued
Recent Accounting Pronouncements: Issued but not effective - continued

adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Entities can elect to adopt the new guidance through either a modified retrospective method of transition or a fully retrospective method of transition. The Company is currently in the process of evaluating the impact of adopting ASU 2020-06 on its consolidated financial statements and related disclosure.
3. Loan principal and financing service fee receivables
3.1 Loan principal and financing service fee receivables consists of the following:

	As of December 31,
	2019	2020
	RMB	RMB	US$
Short-term loan principal and financing service fee receivables:
Loan principal and financing service fee receivables	9,423,515,633	4,789,696,238	734,053,063
Less: allowance for loan principal and financing service fee receivables	(1,528,818,175)	(849,234,936)	(130,150,948)

Short-term loan principal and financing service fee receivables, net	7,894,697,458	3,940,461,302	603,902,115

Long-term loan principal and financing service fee receivables:
Loan principal and financing service fee receivables	458,311	—	—
Less: allowance for loan principal and financing service fee receivables	(34,726)	—	—

Long-term loan principal and financing service fee receivables, net	423,585	—	—

As of December 31, 2019 and 2020, loans amounting to RMB 10,827,000 and RMB nil (US$ nil), respectively, were transferred to certain Funding Partners, but were not derecognized upon transfer, as the loan principal and financing service fee receivables are not legally isolated in accordance with ASC 860,
Transfers and Servicing
.
3.2 The following table presents nonaccrual loan principal as of December 31, 2019 and 2020, respectively.

	As of December 31,
	2019	2020
	RMB	RMB	US$
Nonaccrual loan principal	629,975,114	254,885,248	39,062,873
Less: allowance for nonaccrual loan principal	(542,342,960)	(249,361,894)	(38,216,382)

Nonaccrual loan principal, net	87,632,154	5,523,354	846,491

F-4
4

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

3. Loan principal and financing service fee receivables - continued

3.3 The following table presents the aging of past-due loan principal and financing service fee receivables as of December 31, 2019:

	1-30 days	31-60 days	61-90 days	91-120 days	121-150 days	151-180 days	Total past due	Current	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Domestic consumer loans (uncollateralized)
-Loan principal	314,329,532	212,627,071	185,994,374	187,743,328	224,256,822	217,974,964	1,342,926,091	7,927,745,442	9,270,671,533
-Financing service fee receivables	6,233,044	8,117,518	10,668,868	—	—	—	25,019,430	128,282,981	153,302,411

	320,562,576	220,744,589	196,663,242	187,743,328	224,256,822	217,974,964	1,367,945,521	8,056,028,423	9,423,973,944

The following table presents the aging of
past-due
loan principal and financing service fee receivables as of December 31, 2020:

	1-30 days	31-60 days	61-90 days	91-120 days	121-150 days	151-180 days	Total past due	Current	Total	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$
Domestic consumer loans (uncollateralized)
-Loan principal	51,672,697	45,870,724	53,291,222	68,498,711	83,947,214	102,439,323	405,719,891	4,307,995,865	4,713,715,756	722,408,545
-Financing service fee receivables	1,108,845	1,551,330	2,556,916	—	—	—	5,217,091	70,763,391	75,980,482	11,644,518

	52,781,542	47,422,054	55,848,138	68,498,711	83,947,214	102,439,323	410,936,982	4,378,759,256	4,789,696,238	734,053,063

As of December 31, 2019 and 2020, all loans which are past due 90 days or more are nonaccrual.

F-4
5

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

3. Loan principal and financing service fee receivables - continued

3.4 Movement of allowance for loan principal and financing service fee receivables is as follows:

	As of December 31,
	2019			2020
	Loan principal	Financing service fee receivables	Total	Loan principal	Financing service fee receivables	Total
	RMB	RMB	RMB	RMB	RMB	RMB	US$
Balance at the beginning of the year	568,224,324	17,110,877	585,335,201	1,502,171,991	26,680,910	1,528,852,901	234,306,958
Adjustment due to the adoption of ASC 326	—	—	—	13,023,667	—	13,023,667	1,995,964
Additions/ (reverse)	2,149,665,886	9,570,033	2,159,235,919	1,448,967,890	(14,521,473)	1,434,446,417	219,838,531
Charge-offs	(1,215,718,219)	—	(1,215,718,219)	(2,127,088,049)	—	(2,127,088,049)	(325,990,505)

Balance at the end of the year	1,502,171,991	26,680,910	1,528,852,901	837,075,499	12,159,437	849,234,936	130,150,948

Evaluated for impairment on a portfolio basis	1,502,171,991	26,680,910	1,528,852,901	837,075,499	12,159,437	849,234,936	130,150,948

4. Finance lease receivables
4.1 Finance lease receivables consists of the following:

	As of December 31,
	2019	2020
	RMB	RMB	US$
Gross investment in finance lease receivables	749,932,364	245,124,532	37,566,978
Less: unearned income	(72,046,860)	(12,191,011)	(1,868,355)

Net investment in finance lease receivables	677,885,504	232,933,521	35,698,623
Less: allowance for finance lease receivables	(39,933,036)	(24,549,329)	(3,762,349)

Finance lease receivables, net	637,952,468	208,384,192	31,936,274

4.2 The following table presents nonaccrual finance lease receivables as of December 31, 2019 and 2020, respectively.

	As of December 31,
	2019	2020
	RMB	RMB	US$
Nonaccrual finance lease receivables	8,370,040	2,252,409	345,197
Less: allowance for nonaccrual financial lease receivables	(1,622,695)	(427,878)	(65,575)

Nonaccrual finance lease receivables, net	6,747,345	1,824,531	279,622

F-4
6

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

4. Finance lease receivables - continued

4.3 The following table presents the aging of past-due finance lease receivables as of December 31, 2019:

	1-30 days	31-60 days	61-90 days	90-120 days	120-150 days	150-180 days	Total past due	Current	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Finance lease receivables	33,811,033	13,502,906	8,766,976	4,325,421	2,306,750	1,737,869	64,450,955	613,434,549	677,885,504

The following table presents the aging of
past-due
finance lease receivables as of December 31, 2020:

	1-30 days	31-60 days	61-90 days	90-120 days	120-150 days	150-180 days	Total past due	Current	Total	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$
Finance lease receivables	10,435,239	1,655,460	982,419	621,594	637,153	993,662	15,325,527	217,607,994	232,933,521	35,698,623

As of December 31, 2019 and 2020, all finance lease receivables which are past due 90 days or more are nonaccrual.
4.4 The following table presents the future minimum lease payments to be received:

	Less than 1 year	1 – 2 years	2 – 3 years	3 – 4 years	Total
	RMB	RMB	RMB	RMB	RMB
As of December 31, 2019
Finance lease receivables	444,697,424	258,140,571	46,157,291	937,078	749,932,364

	Less than 1 year	1 – 2 years	2 – 3 years	3 – 4 years	Total
	RMB	RMB	RMB	RMB	RMB
As of December 31, 2020
Finance lease receivables	208,218,275	36,167,327	738,930	—	245,124,532

	Less than 1 year	1 – 2 years	2 – 3 years	3 – 4 years	Total
	US$	US$	US$	US$	US$
As of December 31, 2020
Finance lease receivables	31,910,847	5,542,885	113,246	—	37,566,978

F-4
7

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

4. Finance lease receivables - continued

4.5Movement of allowance for finance lease receivables for the year ended December 31, 2019 and 2020 are as follows:

	As of December 31,
	2019	2020
	RMB	RMB	US$
Balance at the beginning of the year	28,765,413	39,933,036	6,120,006
Adjustment due to the adoption of ASC 326	—	26,044,003	3,991,418
Additions/(reverse)	30,236,266	(29,287,359)	(4,488,484)
Charge-offs	(19,068,643)	(12,140,351)	(1,860,591)

Balance at the end of the year	39,933,036	24,549,329	3,762,349

Evaluated for impairment on a portfolio basis	39,933,036	24,549,329	3,762,349

5. Other current assets
Other current assets consist of the following:

		As of December 31,
		2019	2020
		RMB	RMB	US$
Prepaid expenses		33,079,966	46,683,662	7,154,584
Inventory		8,915,574	91,895,497	14,083,601
Deposits in trust protection fund	5 .1	72,264,547	65,272,000	10,003,372
Guarantee deposits held by Funding Partners		743,294,858	58,119,412	8,907,190
Receivables from third party payment service providers	5 .2	466,035,906	325,613,031	49,902,380
Receivables from Funding Partners and service providers		203,700,889	163,011,741	24,982,642
Other account receivables		75,463,305	56,482,783	8,656,365
Others		63,409,004	115,979,798	17,774,682

Total		1,666,164,049	923,057,924	141,464,816

Less: Allowance for other current assets		(27,259,988)	(160,745,160)	(24,635,274)

		1,638,904,061	762,312,764	116,829,542

5.1 According to the relevant PRC regulations, the consolidated trusts are required to deposit 1% of the trusts’ capital to the trust protection fund, which will be released when the trusts are liquidated.
5.2 The Company has accounts with third-party payment service providers mainly to grant and collect loans. The balance of receivables from third-party payment service providers is unrestricted as to withdrawal and use and readily available to the Company on demand.
Other receivables as referred to in the “Fair value measurements of financial instruments” accounting policy, consists of deposits in trust protection fund, guarantee deposits held by Funding Partners, receivables from third party payment service providers, accounts receivables and others.

F-4
8

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

6. Lease
Sales-type lease
Sales-type lease income recognized consists of the following:

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Financing income	83,127,614	89,872,562	45,993,173	7,048,762
Sales income	1,359,261,392	89,150,614	—	—
Operating lease arrangements
The Company leases certain office premises under
non-cancelable
leases, and an operating lease arrangement with the local government of Xiamen for land. Lease costs under operating leases for the years ended December 31, 2018, 2019 and 2020 were RMB 66,600,515, RMB 30,856,490 and RMB 33,525,924

(US$
5,138,073)
, respectively.
Future minimum lease payments under
non-cancelable
operating leases agreements consist of the following as of December 31, 2020:

	As of December 31,
	2019	2020
	RMB	RMB	US$
Year ending December 31,
1 year (Including 1 year)	23,907,380	35,896,070	5,501,313
1 year to 2 years (Including 2 years)	18,844,937	18,750,779	2,873,683
2 years to 3 years (Including 3 years)	4,388,769	13,526,508	2,073,028
Over 3 years	—	62,078,863	9,514,002

Total lease payment	47,141,086	130,252,220	19,962,026

Less: imputed interest	3,528,058	26,252,614	4,023,389

Present value of lease liabilities	43,613,028	103,999,606	15,938,637

The Company’s operating lease commitments have no renewal options, rent escalation clauses and restriction or contingent rents as of December 31, 2018, 2019 and 2020.
Supplemental lease cash flow disclosures

	For the years ended December 31,
	2019	2020
	RMB	RMB	US$
Operating cash flows used in operating leases	26,788,051	35,186,647	5,392,590
ROU assets obtained in exchange for new operating lease liabilities	22,606,871	91,183,002	13,974,406

F-4
9

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

7. Investment in equity method investee
On October 17, 2016, the Company made a commitment to invest RMB 190 million in cash for 45.9%
of the equity interest in Ganzhou QuCampus Technology Co., Ltd (“Ganzhou QuCampus”) which mainly operates computer services, advisory, and online merchandise services. As the Company has significant influence over Ganzhou QuCampus, Ganzhou QuCampus was accounted for as an equity method investment. The Company’s share of loss in Ganzhou QuCampus for the years ended December 31, 2018, 2019 and 2020 was

RMB
11

million,

RMB
3
million and

RMB
3
million
(US$
0.5

million), respectively, which was recognized in the consolidated statements of comprehensive income. Due to the impact of COVID-19, Ganzhou QuCampus ceased operations and the company recognized an impairment of
RMB
20

million
(US$
3
million).
On June 3, 2020, the Company agreed to acquire up to 10,204,082 Class A ordinary shares of Secoo Holding Limited for a
price of US$ 9.80 per Class A ordinary share. The total aggregate purchase price was US$ 100 million.
Secoo Holding Limited operates an
 integrated online and offline platform that sells
high-end
lifestyle products and services and its American depositary shares (“ADS”) are listed on the NASDAQ under the code “SECO”. Two ADS’ represents one Class A ordinary share. The transaction was closed on June 17, 2020. The Company determined that it has significant influence of SECO
.
T
he aggregate Class A ordinary shares purchased by the Company represented 28.89% of the total ordinary shares, and
 the Company’s Vice President, Ms. Qi Zhu, was appointed to SECO’s Board. The Company elected to measure SECO at fair value. Changes in fair value of RMB 366,344,810 (US$ 56,144,798) was recorded through the consolidated statement of comprehensive income. The fair value of SECO was
RMB 306,275,523 (US$ 46,938,777) as of December 31, 2020 based on the last quoted share price.
S-X 4-08(g) disclosures are not presented because SECO’s summarized financial information are unavailable when the Company’s financial statements are issued.
8. Long-term investments
In 2019, the Company invested RMB 185 million for a 9.24%
equity interest in Beijing Changba Technology Co., Ltd., and the percentage of equity interest changed into 9.02% in 2020. In 2020, the Company invested
RMB 20 million for a 13.33% equity interest in Beijing Yijie International Children Culture Communication Co., Ltd.
 The Company elected to measure the investments using the measurement alternative. There were no observable price changes and indicators of impairment for the long-term investments since the acquisition date.
In July 2019, the Company subscribed for 550 Series A Preferred Shares from Great Alliance
Co-living
Limited (“Great Alliance”) at an aggregate purchase price of US$5.5 million (RMB 38 million), which represented a 5.21% equity interest in the entity. The Company sold the investment in 2020,and realized
RMB 4
million gain in the consolidated statement of comprehensive income
.

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

9. Short-term and long-term borrowings
The following table presents short-term borrowings from the Funding Partners as of December 31, 2019 and 2020. Short-term borrowings include borrowings with terms shorter than one year, the current portion of the long-term borrowings and long-term borrowings with early repayment options that are exercisable by the Funding Partners on demand:

			As of December 31,
Funding Partners	Fixed annual rate (%)	Term	2019	2020
			RMB	RMB	US$
Trust beneficiaries	8%-10.5%	18 to 24 months	842,977,069	—	—
Banks	3.92%-12%	31 to 367 days	206,593,264	—	—

			1,049,570,333	—	—

In November 2019, the Company entered into a revolving credit facility with several banks. The credit facility enables the Company to borrow RMB1,200 million to be used for the construction of the Company’s office building and innovation center. The credit facility expires in eight years and is guaranteed by Xinjiang Qudian Technology Co., Ltd. and Qufenqi (Ganzhou) Information Technology Co., Ltd. and collateralized by the land lease right of use asset which has a carrying amount of RMB104 million (US$15 million) as of December 31, 2019. Drawdowns from the credit facility will incur interest at a rate equal to the Loan Prime Rate (“LPR”) plus 0.295%. The Company is required to comply with certain financial covenants, which has been met as of December 31, 2020. As of December 31, 2020, the Company has drawn an amount of RMB 102 million (US$16 million) from the credit facility.
The following table presents long-term borrowings from Banks mentioned above as of December 31, 2019 and 2020:

			As of December 31,
	Floating annual rate (%)	Term	2019	2020
			RMB	RMB	US$
Banks	LPR +0.295%	30 to 95 months	—	102,415,457	15,695,855

The weighted average interest rate for the outstanding borrowings was approximately 8.42% and 4.95% as of December 31, 2019 and 2020, respectively.

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

9. Short-term and long-term borrowings - continued
The following table sets forth the contractual obligations which has not included impact of discount of time value as of December 31, 2020. There were no long-term borrowings as of December 31, 2019:

	Less than 1 year	1 – 2 years	2 – 3 years	3 – 4 years	4 – 5 years	Greater than 5 years	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Long-term borrowings and interest payables (RMB)	5,064,444	5,064,444	25,082,717	24,094,803	23,070,814	43,102,962	125,480,184

Long-term borrowings and interest payables (US$)	776,160	776,160	3,844,095	3,692,690	3,535,757	6,605,818	19,230,680

10. Accrued expenses and other current liabilities
Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2019	2020
	RMB	RMB	US$
Accrued payroll	63,374,911	2,833,635	434,274
Tax payables	334,442,889	184,595,913	28,290,561
Payable to suppliers	27,252,968	14,964,018	2,293,336
Payable to external service providers	61,658,863	35,405,505	5,426,132
Payable to funding partner	74,271,550	26,805,023	4,108,050
Others	157,264,521	72,186,000	11,062,989

	718,265,702	336,790,094	51,615,342

F-5
2

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

11. Guarantee liabilities and risk assurance liabilities
11.1 Guarantee liabilities
The movement of guarantee liabilities are as follows:

	As of December 31,
	2019	2020
	RMB	RMB	US$
Balance at beginning of the year	302,604,578	263,465,921	40,377,919
Fair value of guarantee liabilities upon the inception of new loans	444,177,836	9,865,341	1,511,930
Performed guarantee	(1,423,270,618)	(283,899,625)	(43,509,521)
Change in fair value of guarantee liabilities	939,954,125	22,265,996	3,412,413

Balance at end of the year	263,465,921	11,697,633	1,792,741

As of December 31, 2019 and 2020, the maximum potential undiscounted future payment the Company would be required to make was RMB 2,223 million and RMB 221 million (US$ 34 million), respectively. The initial term of the guarantee is the same as the term of loans facilitated under the arrangements with the Funding Partners, which ranges from 1 month to 4 years, as of December 31, 2020. The remaining term of the guarantee ranges from 1 month to 2.5 years as of December 31, 2020.
11.2 Risk assurance liabilities
The movement of risk assurance liabilities are as follows:

As of December 31,
2019
RMB
Balance at beginning of the year	—
Fair value of risk assurance liabilities upon the inception of new loans	1,711,712,149
Payouts	(660,824,276)
Change in fair value of risk assurance liabilities	203,473,526

Balance at end of the year	1,254,361,399

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

11. Guarantee liabilities and risk assurance liabilities - continued
11.2 Risk assurance liabilities - continued

	As of December 31, 2020
	Contingent	Non-contingent	Total
	RMB	RMB	RMB	US$
Balance at the beginning of the period	433,083,558	821,277,841	1,254,361,399	192,239,295
Adjustment due to the adoption of ASC 326	1,093,382,647	—	1,093,382,647	167,568,222
Fair value of risk assurance liabilities upon the inception of new loans	—	8,854,513	8,854,513	1,357,013
Expected credit loss upon the inception of new loans	8,784,102	—	8,784,102	1,346,223
Recognized as guarantee income	—	(826,197,593)	(826,197,593)	(126,620,321)
Payouts	(1,400,538,815)	—	(1,400,538,815)	(214,641,964)
Change in fair value of risk assurance liabilities	(118,944,564)	—	(118,944,564)	(18,229,052)

Balance at end of the year	15,766,928	3,934,761	19,701,689	3,019,416

As of December 31, 2019 and 2020, maximum potential undiscounted future payment that the Company would be required to make was RMB 11,916 million and RMB 53 million (US$8 million), respectively. The initial term of the risk assurance liability is the same as the term of loans facilitated under the arrangements with the Funding Partners, which ranges from 1 month to 18 months, as of December 31, 2020. The remaining term of the risk assurance liability ranges from 1month to 5 months as of December 31, 2020.
12. Convertible senior notes
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
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

12. Convertible senior notes - continued
The holders may require the Company to repurchase for cash all or any portion of their Notes on July 1, 2022 (the “Repurchase Date”) at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the Repurchase Date.
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
In 2020, the Company repurchased Notes with a principal amount of RMB
1,535
 million (US$
235
 million), with an amortized cost of RMB
1,500
 million (US$

 million), for a total cash consideration of RMB
878
 million (US$
135
million). As a result, the Company recognized a net gain of RMB million (US$
95
 million) from the repurchase that is recorded as interest and investment income, net in the consolidated statements of comprehensive income. There were no such transactions in 2019.
As of December 31, 2020,
the carrying amount of the Notes
was RMB 835 million (US$128 million), net against unamortized debt discount and offering expenses was RMB 13 million (US$2 million). The net carrying amount of the liability was RMB 822 million (US$126 million). The liability will be accreted over a remaining period of 1.5 years.
In connection with the issuance of the Notes, the Company purchased the capped call options on the Company’s ADS with certain counterparties by using US$28 million from the net proceeds of the Notes to pay the cost of such transactions. A capped call is a call option purchased by the Company with a strike price equal to the conversion price but the settlement price is capped at an amount equal to what would be the strike price of the separate high strike call option.
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
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

13. Cost of other revenues
Cost of other revenues consists of the following:

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Interest expenses of borrowings	547,368,755	288,241,857	15,240,283	2,335,676
Other costs	184,417,017	247,530,755	202,030,929	30,962,594

	731,785,772	535,772,612	217,271,212	33,298,270

14. Provision for receivables and other assets
Provision for receivables and other assets consists of the following:

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Provision for loan principal and financing service fee receivables	1,143,414,087	2,159,235,919	1,434,446,417	219,838,531
Provision for finance lease receivables	32,010,270	30,236,266	(29,287,359)	(4,488,484)
Provision for contract assets	—	—	(3,089,153)	(473,433)
Provision for other current and non-current assets	3,298,849	93,653,956	219,292,277	33,608,012
Provision for investment in equity method investee	—	—	20,000,000	3,065,134

	1,178,723,206	2,283,126,141	1,641,362,182	251,549,760

15. Interest and investment income, net
Interest and investment income, net consists of the following:

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Unrealized investment income of short-term investments	—	—	45,478,742	6,969,922
Realized investment income of short-term investments	11,282,694	4,108,597	35,892,481	5,500,764
Investment income of long-term investments	—	—	4,472,410	685,427
Interest income	35,776,919	44,117,299	27,405,264	4,200,040
Income from the repurchase of convertible senior notes	—	—	622,109,001	95,342,376
Interest expense of convertible senior notes	—	(23,934,289)	(27,107,232)	(4,154,365)

	47,059,613	24,291,607	708,250,666	108,544,164

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
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
Hong Kong
Qudian HK, Qufenqi HK, Qu Plus HK, Qu Plus HK and Global Select (HK) Limited are incorporated in Hong Kong and are subject to Hong Kong profits tax of 16.5% on their activities conducted in Hong Kong.
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
Xinjiang Qudian Technology Co., Ltd. is a qualified enterprise engaged in industry as a company established in the special economic development zone and is therefore entitled to an exemption from income tax from January 1, 2017 to December 31, 2020. Xiamen Qudian Technology Co., Ltd. is qualified as High and New Technology Enterprise and is subject to a preferential statutory tax rate of 15% for three years from 2019 to 2021. Qufenqi (Beijing) Information Technology Co., Ltd. was qualified as High and New Technology Enterprise and was subject to the preferential statutory tax rate of 15% for two
years from 2018 to 2019.
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
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

16. Income taxes - continued
PRC - continued
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
The current and deferred component of income tax expenses which were substantially attributable to the Company’s PRC subsidiaries, VIEs and subsidiaries of the VIEs, are as follows:

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Current income tax expenses	285,682,721	494,121,097	129,397,492	19,831,033
Deferred income tax expenses	(127,952,203)	132,112,749	132,582,100	20,319,096

Total income tax expenses	157,730,518	626,233,846	261,979,592	40,150,129

F-5
8

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

16. Income taxes - continued
PRC - continued

The principal components of the deferred tax assets and liabilities are as follows:

	As of December 31,
	2019	2020
	RMB	RMB	US$
Non-current deferred tax assets
Allowance for loan principal and financing service fee receivables	451,009,681	445,374,376	68,256,611
Allowance for finance lease receivable	15,561,634	14,360,187	2,200,795
Allowance for other current assets	8,417,241	44,792,004	6,864,675
Guarantee liabilities	211,029,776	203,687,822	31,216,524
Risk assurance liabilities	188,154,210	52,558,773	8,054,984
Share-based compensation	27,686,642	40,910,215	6,269,765
Investment loss under equity method	10,055,140	—	—
Lease liabilities	—	24,966,731	3,826,319
Net operating loss carry forwards	69,462,422	94,886,663	14,542,017
Less: valuation allowance	(385,481,892)	(701,745,843)	(107,547,256)

Total non-current deferred tax assets net of valuation allowance	595,894,854	219,790,928	33,684,434

Net non-current deferred tax assets	290,284,829	154,959,777	23,748,625

Non-current deferred tax liabilities
Contract assets	(411,735,303)	(15,735,380)	(2,411,552)
Right-of-use assets	—	(26,360,534)	(4,039,929)
Fair value change of short-term investment	—	(10,230,912)	(1,567,956)
Unallocated revenue	(72,859,486)	(23,427,601)	(3,590,437)

Total non-current deferred tax liabilities	(484,594,789)	(75,754,427)	(11,609,874)

Net non-current deferred tax liabilities	(178,984,764)	(10,923,276)	(1,674,065)

The Company operates through its subsidiaries, VIEs and subsidiaries of the VIEs and valuation allowance is considered on an individual entity basis. The Company recorded valuation allowance against deferred tax assets of those entities that were in a three-year cumulative financial loss and are not forecasting profits in the near future as of December 31, 2019 and 2020. In making such determination, the Company also evaluated a variety of factors including the Company’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.
As of December 31, 2019 and 2020, the Company had deferred tax assets related to net operating loss carry forwards of RMB 69,462,422 and RMB 94,886,663 (US$ 14,542,017), respectively, from its subsidiaries, VIEs and subsidiaries of the VIEs registered in the PRC, which can be carried forward to offset taxable income. The net operating losses will expire from years 2021 to 2025 if not utilized.

F-5
9

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

16. Income taxes - continued
PRC - continued

Reconciliation between the income taxes expense computed by applying the PRC tax rate to profit before income taxes and the actual provision for income taxes is as follows:

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Profit before income tax	2,649,046,731	3,890,521,771	1,220,798,253	187,095,518
PRC statutory income tax rate	25%	25%	25%	25%
Income tax at statutory tax rate	662,261,683	972,630,443	305,199,563	46,773,879
Effect of different tax rates	(574,131,524)	(552,951,519)	(272,361,568)	(41,741,236)
Exempt income	(2,720,020)	(1,625,772)	(350,121)	(53,658)
Expenses not deductible for tax purposes	27,662,307	4,446,637	73,694,299	11,294,145
Adjustment on current income tax of the previous periods	(16,309,757)	2,453,713	24,502,181	3,755,124
Financial subsidy	(31,810,061)	—	—	—
Deferred only adjustment	—	72,206,605	—	—
Research and development super-deduction	—	(14,587,649)	(20,606,639)	(3,158,106)
Tax rate change	5,200,618	(11,870,214)	(157,679,128)	(24,165,384)
Changes in valuation allowance	87,577,272	155,531,602	309,581,005	47,445,365

Income tax expenses	157,730,518	626,233,846	261,979,592	40,150,129

As of December 31, 2020, the Company intends to permanently reinvest the undistributed earnings from foreign subsidiaries to fund future operations. As of December 31, 2020, the total amount of undistributed earnings from its PRC subsidiaries as well as VIEs is RMB 9,449 million (US$ 1,448 million). The amount of unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries is not determined because such a determination is not practicable.
Unrecognized Tax Benefit
As of December 31, 2019 and 2020, the Company had nil unrecognized tax benefit. A roll-forward of unrecognized tax benefits is as follows:

	For the years ended December 31,
	2019	2020
	RMB	RMB	US$
Balance at beginning of the year	—	—	—
Additions	54,637,111	3,322,470	509,191
Decreases	(54,637,111)	(3,322,470)	(509,191)

Balance at end of the year	—	—	—

F-
60

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

16. Income taxes - continued
Unrecognized Tax Benefit - continued

It is possible that the amount of uncertain tax position will change in the next twelve months; however, an estimate of the range of the possible outcomes cannot be made at this time. In general, the PRC tax authority has up to five years to conduct examinations of the Company’s tax filings. Accordingly, as of December 31, 2020, the tax years ended December 31, 2015 through period ended as of the reporting date for the Company’s PRC subsidiaries remain open to examination by the PRC tax authorities.
17. Earnings per share
The following table sets forth the computation of basic earnings per share for the years ended December 31, 2018, 2019 and 2020:

	For the years ended December 31,
	2018		2019		2020
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
	Class A	Class B	Class A	Class B	Class A	Class A	Class B	Class B
Earnings per share –basic:
Numerator:
Allocation of net income attributable to Qudian Inc. for basic computation	1,994,976,030	496,340,183	2,520,194,155	744,093,770	718,824,602	110,164,690	239,994,059	36,780,699
Millions of Shares (denominator):
Weighted average number of ordinary share outstanding – basic	255.19	63.49	215.04	63.49	190.17	190.17	63.49	63.49
Denominator used for basic earnings per share	255.19	63.49	215.04	63.49	190.17	190.17	63.49	63.49
Earnings per share – basic	7.82	7.82	11.72	11.72	3.78	0.58	3.78	0.58

F-
61

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

17. Earnings per share - continued

The following table sets forth the computation of diluted earnings per share for the years ended December 31, 2018, 2019 and 2020:

	For the years ended December 31,
	2018		2019		2020
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
	Class A	Class B	Class A	Class B	Class A	Class A	Class B	Class B
Earnings per share – diluted:
Numerator:
Allocation of Interest charges applicable to the convertible senior notes	—	—	18,876,619	5,057,670	20,833,583	3,192,886	6,273,649	961,479
Allocation of net income attributable to Qudian Inc. for diluted computation	2,000,018,251	491,297,962	2,574,495,457	689,792,468	736,911,399	112,936,613	221,907,262	34,008,776
Reallocation of interest charges applicable to the convertible senior notes and net income attributable to Qudian Inc. as a result of conversion of Class B to Class A shares	491,297,962	—	694,850,138	—	228,180,911	34,970,255	—	—

Allocation of net income attributable to Qudian Inc	2,491,316,213	491,297,962	3,288,222,214	694,850,138	985,925,893	151,099,754	228,180,911	34,970,255
Millions of Shares (denominator):
Weighted average number of ordinary share outstanding– basic	255.19	63.49	215.04	63.49	190.17	190.17	63.49	63.49
Conversion of Class B to Class A ordinary shares	63.49	—	63.49	—	63.49	63.49	—	—
Adjustments for dilutive share options	3.28	—	3.45	—	—	—	—	—
Conversion of the Convertible Senior Notes to Class A ordinary share	—	—	18.48	—	20.67	20.67	—	—

Denominator used for diluted earnings per share	321.96	63.49	300.46	63.49	274.33	274.33	63.49	63.49
Earnings per share – diluted	7.74	7.74	10.94	10.94	3.59	0.55	3.59	0.55

F-6
2

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

17. Earnings per share - continued

The following table sets forth the computation of basic and diluted earnings per ADS for the years ended December 31, 2018, 2019 and 2020:

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	Class A	Class A	Class A	Class A
Earnings per share – ADS:
Denominator used for earnings per ADS – basic	113.82	184.70	181.84	181.84
Denominator used for earnings per ADS – diluted	114.99	199.24	196.67	196.67
Earnings per ADS – basic	7.82	11.72	3.78	0.58

Earnings per ADS – diluted	7.74	10.94	3.59	0.55

18. Fair value measurements
Assets and liabilities disclosed at fair value
The Company measures its cash and cash equivalents,
restricted cash and cash equivalents
, time deposits, loan principal and financing service fee receivables, finance lease receivables, convertible senior notes and borrowings at amortized cost. The carrying value of loan principal and financing service fee receivables approximate their fair value due to their short-term nature and are considered a level 3 measurement. The fair value was estimated by discounting the scheduled cash flows through to estimated maturity using estimated discount rates based on current offering rates of comparable institutions with similar services.

The convertible senior notes are presented as a level 2 measurement. The guarantee liabilities are presented as a level 3 measurement, with fair value estimated by discounting expected future payouts, net charge off rates, expected collection rates and a discount rate for time value.
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
Assets and liabilities measured at fair value on a recurring basis
The Company measured its short-term investments, investment in equity method investee under fair value option and guarantee liabilities at fair value on a recurring basis. As the Company’s guarantee liabilities are not traded in an active market with readily observable prices, the Company uses significant unobservable inputs to measure the fair value of guarantee liabilities. Guarantee liabilities are categorized in the Level 3 valuation hierarchy based on the significance of unobservable factors in the overall fair value measurement. The Company did not transfer any assets or liabilities in or out of level 3 during the years ended December 31, 2019 and 2020.

F-6
3

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

18. Fair value measurements - continued
Assets and liabilities measured at fair value on a recurring basis - continued

The following table summarizes the Company’s financial assets and liabilities measured and recorded at fair value on recurring basis as of December 31, 2019 and 2020:

	As of December 31, 2019
	Active market (Level 1)	Observable input (Level 2)	Non-observable input (Level 3)	Total
	RMB	RMB	RMB	RMB
Liabilities:
Guarantee liabilities	—	—	263,465,921	263,465,921

	As of December 31, 2020
	Active market (Level 1)	Observable input (Level 2)	Non-observable input (Level 3)	Total
	RMB	RMB	RMB	RMB
Assets:
Short-term investments	—	5,042,314,438	—	5,042,314,438
Investment in equity method investee under fair value option	306,275,523	—	—	306,275,523
Liabilities:
Guarantee liabilities	—	—	11,697,633	11,697,633

	As of December 31, 2020
	Active market (Level 1)	Observable input (Level 2)	Non-observable input (Level 3)	Total
	US$	US$	US$	US$
Assets:
Short-term investments	—	772,768,496	—	772,768,496
Investment in equity method investee under fair value option	46,938,777	—	—	46,938,777
Liabilities:
Guarantee liabilities	—	—	1,792,741	1,792,741

At December 31, 2019 and 2020, the discounted cash flow methodology is used to estimate the fair value of guarantee liabilities. The significant unobservable inputs used in the fair value measurement of guarantee liabilities include the discount rate and expected delinquency rates applied in the valuation models. These inputs in isolation can cause significant increases or decreases in fair value. Specifically, when a discounted cash flow model is used to determine fair value, the significant input used in the valuation model is the discount rate applied to present value the projected cash flows. Increases in the discount rate can significantly lower the fair value of guarantee liabilities; conversely a decrease in the discount rate can significantly increase the fair value of the guarantee liabilities. The discount rate is determined based on the market rates. Increase in the expected

F-6
4

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

18. Fair value measurements - continued
Assets and liabilities measured at fair value on a recurring basis - continued

delinquency rates can significantly increase the fair value of guarantee liabilities; conversely a decrease in the expected delinquency rates can significantly decrease the fair value of guarantee liabilities.

Significant Unobservable Inputs

		Range of Inputs Weighted - Average As of December 31,
Financial Liabilities	Unobservable Input	2019	2020
Guarantee liabilities	Discount rates	4.35%	6.04%
	Expected delinquency rates	7.57%-10.20%	22.57%-23.03%
Refer to Note 11.1 for additional information about Level 3 guarantee liabilities measured at fair value on a recurring basis for the years ended December 31, 2019 and 2020.
19. Related party balances and transactions

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

F-6
5

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

19. Related party balances and transactions - continued

19.1 Transactions with related parties

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Cost of revenues
Alipay.com Co., Ltd.	58,835,038	—	—	—
Zhima Credit Management Co., Ltd.	9,265,375	—	—	—
Alibaba Cloud Computing Co., Ltd.	30,297,435	—	—	—
Ant Zhixin (Hangzhou) Information Technology Co., Ltd.	1,095,684	—	—	—
Guosheng Financial Holding Inc.	42,900,685	—	—	—
Guosheng Securities Asset Management Co., Ltd.	5,216,614	—	—	—

	147,610,831	—	—	—

Sales and marketing Alipay.com Co., Ltd.	32,542,281	—	—	—

There were no significant related party transactions in 2019 and 2020.
20. Share-based compensation
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

For the years ended December 31, 2018, 2019 and 2020, the Company estimated the fair value of the options based on the quoted share price at grant date.
Due to the options’ di minimis exercise
price, the various assumptions used in the binomial option pricing model will not have a material impact in the calculation of the fair value of the options.
The Company recognized compensation cost for the share options on a graded vesting basis. The total share-based compensation expenses recognized by the Company for the share option granted were RMB 57,981,487, RMB 87,299,053 and RMB 45,633,820 (US$ 6,993,689) for the years ended December 31, 2018, 2019 and 2020, respectively.

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

20. Share-based compensation - continued
Stock options - continued

A summary of share option activity under the 2016 Plan for the year ended December 31, 2020 is as follows:

	Number of shares	Weighted average exercise price	Weighted average grant date fair value	Weighted average remaining contractual term	Aggregated intrinsic value
		RMB	RMB	Years	RMB
Balance, December 31, 2018	15,213,515	—	29.53	8.38	424,630,143

Granted	3,142,500	—	44.27
Exercised	(6,155,477)	—	54.72
Forfeited	(144,626)	—	83.44

Balance, December 31, 2019	12,055,912	—	19.87	8.18	578,275,151

Granted	878,125	—	14.51
Exercised	(797,463)	—	13.45
Forfeited	(1,066,563)	—	52.22

Balance, December 31, 2020	11,070,011	—	16.79	7.31	99,672,691

Vested and expected to vest as of December 31, 2020	10,354,374	—	33.42	7.31	93,229,202

Exercisable, December 31, 2020	7,187,511	—	31.61	6.59	64,715,253

The aggregate intrinsic value in the table above represents the difference between the Company’s closing stock price on the last trading day in 2020 and the exercise price. Total intrinsic value of options exercised for the years ended December 31, 2018, 2019 and 2020 was RMB 155,850,409, RMB 338,242,304 and RMB 10,723,410 (US$ 1,643,434) respectively.
As of December 31, 2020, total unrecognized compensation expense relating to unvested share options was RMB 58,896,785 (US$ 9,026,327). The expense is expected to be recognized over a weighted-average period of 2.63 years.

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

20. Share-based compensation - continued
Stock options - continued
For the years ended December 31, 2018, 2019 and 2020, the Company allocated share-based compensation expense as follows:

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Sales and marketing	5,641,771	4,482,323	1,912,318	293,076
General and administrative	38,586,741	74,311,629	40,894,564	6,267,366
Research and development	13,752,975	8,505,101	2,826,938	433,247

	57,981,487	87,299,053	45,633,820	6,993,689

21. Commitments and contingencies
Capital Commitments
The Company’s capital commitments relate primarily to commitments in connection with its plan to build an office building and innovation center. Total capital commitments contracted but not yet reflected in the financial statements as of December 31, 2019 and 2020 amounted to RMB 1,156,300,893 and RMB 1,250,123,850 (US$ 191,589,862) respectively. All of the commitments relating to the construction will be settled in installments.
Operating lease commitments are disclosed on Note 6.
22. Ordinary shares
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

23. Treasury shares
On December 13, 2018, the Board of Directors of the Company authorized a share repurchase program, pursuant to which the Company was authorized to repurchase its own issued and outstanding ADS up to an aggregate value of US$300 million from the open market, in negotiated transactions off the market, or through other legally permissible means in accordance with applicable securities laws from time to time.
In 2018, the Company repurchased an aggregate of 33,237,759 ADSs, representing 33,237,759 Class A ordinary shares, at an average price of $6.316. per ADS, for US$209,919,048 (RMB 1,410,222,466). The Company canceled an aggregate of 27,302,698 ADS, for US$ 157,495,891 (RMB 1,048,092,142).

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

23. Treasury shares - continued
On April 12, 2019, the Company entered into an ADS Repurchase Agreement with Kunlun Group Limited to repurchase an aggregate of 18,173,885 ADSs, representing 18,173,885 Class A ordinary shares, at an average price of $5.678 per ADS, for US$103,191,319 (RMB 693,517,898). All of the shares were repurchased and canceled subsequently.
On August 23, 2019, the Company entered into a forward share repurchase agreement with Citibank, N.A. under which it will repurchase up to US$195 million worth of its outstanding ADSs representing its Class A ordinary shares. The forward share repurchase agreement was completed in October 2019. The company repurchased an aggregate of 26,169,241 Class A ordinary shares, at an average price of $7.451 per ADS, for US$195,000,000 (RMB 1,393,723,500). The Company received 26,169,241 deliveries of ADSs and all of them were cancelled.
In 2020, the Company repurchased an aggregate of 1,495,291 ADSs, representing 1,495,291 Class A ordinary shares, at an average price of $1.510 per ADS, for US$2,258,112 (RMB 15,528,092).
By the end of December 31, 2020, the Company repurchased an aggregate of 83,613,291 ADSs, representing 83,613,291 Class A ordinary shares under the Share Repurchase Program, at an average price of $6.865 per ADS, for US$ 574,026,622 (RMB 3,934,156,758). As of December 31, 2020, 71,645,824 shares were canceled, and 176,612 shares were used for exercise of share options. The remaining balance of treasury shares represents 11,790,855 Class A ordinary shares, at an average price of $4.563 per ADS, for US$ 53,797,159 (RMB 371,551,131). These shares were recorded at their purchase cost on the consolidated balance sheets and have not been cancelled as of December 31, 2020.
24. Segment reporting
The operations of the Company are organized into two segments, consisting of installment credit services and
e-commerce
sales services. Installment credit services represent online installment credit business, including cash installment credit services, merchandise installment credit services and transaction services. The Company generates revenues from
e-commerce
sales for the sales of goods to end customers online through internet platforms.
The Company derives the results of the segments directly from its internal management reporting system. The CODM measures the performance of each segment based on its operating results and uses these results to evaluate the performance of, and to allocate resources to, each of the segments. The company does not allocate assets to its segments as the CODM does not evaluate the performance of segments using assets information. The Company does not allocate any share-based compensation expenses to its segments as the CODM does not use this information to measure the performance of the operating segments.

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

24. Segment reporting - continued
The table below provides a summary of the Company’s operating segment results for the years ended December 31, 2018, 2019 and 2020.

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Revenues:
Installment credit services	7,692,342,304	8,840,043,542	3,199,988,420	490,419,681
– Financing income	3,535,275,780	3,510,054,957	2,102,664,997	322,247,509
– Sales commission fee	307,492,444	356,811,512	80,991,883	12,412,549
– Penalty fee	28,012,630	44,354,000	72,234,947	11,070,490
– Sales income	2,174,788,821	431,945,882	122,808,117	18,821,167
– Guarantee income	—	—	826,197,593	126,620,321
– Loan facilitation income	1,618,438,688	2,097,593,931	(32,908,294)	(5,043,417)
– Post-origination services fee	28,333,941	237,428,545	196,120,007	30,056,706
– Transaction services fee	—	2,161,854,715	(168,120,830)	(25,765,644)
E-commerce sales services	—	—	487,985,467	74,787,045
– Sales income	—	—	487,985,467	74,787,045

Total consolidated revenues	7,692,342,304	8,840,043,542	3,687,973,887	565,206,726
Income from operations:
Installment credit services	2,747,349,633	3,936,054,136	1,260,521,223	193,183,329
E-commerce sales services	—	—	(349,289,266)	(53,530,921)

Total segment income from operations	2,747,349,633	3,936,054,136	911,231,957	139,652,408
Unallocated expenses	(57,981,487)	(87,299,053)	(45,633,820)	(6,993,689)

Total consolidated income from operations	2,689,368,146	3,848,755,083	865,598,137	132,658,719
Total other Income/(expense), net	(40,321,415)	41,766,688	355,200,116	54,436,799

Net income before income taxes	2,649,046,731	3,890,521,771	1,220,798,253	187,095,518

25. Restricted net assets
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
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

25. Restricted net assets - continued

such reserve has reached 50% of registered capital on an individual company basis. In addition, the registered capital of the PRC entities is also restricted.
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
Amounts restricted that include
paid-in
capital and statutory reserve funds, as determined pursuant to PRC GAAP, were RMB 6,257 million and RMB 5,002 million (US$ 767 million) as of December 31, 2019 and 2020.
26. Condensed financial information of the parent company
The following is the condensed financial information of the Company on a parent company only basis.
Condensed balance sheets

	As of December 31,
	2019	2020
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	977,408,741	813,175,789	124,624,642
Short-term amounts due from related parties	2,640,126,978	1,743,981,590	267,276,871
Other current assets	618,772	—	—

Total current assets	3,618,154,491	2,557,157,379	391,901,513

Non-current assets:
Investments in subsidiaries, VIEs and VIEs’ subsidiaries	10,666,422,196	10,178,732,276	1,559,958,969

Total non-current assets	10,666,422,196	10,178,732,276	1,559,958,969

TOTAL ASSETS	14,284,576,687	12,735,889,655	1,951,860,482

F-
71

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

26. Condensed financial information of the parent company - continued
Condensed balance sheets - continued

	As of December 31,
	2019	2020
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities:
Accrued expenses and other current liabilities	16,524,612	6,206,202	951,142
Short-term amounts due to related parties	4,448,876	7,835,083	1,200,779

Total current liabilities	20,973,488	14,041,285	2,151,921

Non-current liabilities
Convertible senior notes	2,339,551,570	822,004,519	125,977,704

Total non-current liabilities	2,339,551,570	822,004,519	125,977,704

TOTAL LIABILITIES	2,360,525,058	836,045,804	128,129,625

Commitments and contingencies
Shareholders’ equity
Class A Ordinary shares (US$0.0001 par value; 656,508,828 shares authorized, 200,711,030 shares issued and 190,238,854 shares outstanding, as of December 31, 2019; 656,508,828 shares authorized, 201,304,811 shares issued and 189,514,026 shares outstanding, as of December 31, 2020)	131,638	132,052	20,238
Class B Ordinary shares (US$0.0001 par value; 63,491,172 shares authorized, 63,491,172 shares issued and outstanding, as of December 31, 2019 and 2020)	43,836	43,836	6,718
Treasury shares	(362,130,324)	(371,551,131)	(56,942,702)
Additional paid-in capital	3,967,733,108	4,007,259,660	614,139,411
Accumulated other comprehensive loss	(12,965,166)	(51,419,766)	(7,880,424)
Retained earnings	8,331,238,537	8,315,379,200	1,274,387,616

Total shareholders’ equity	11,924,051,629	11,899,843,851	1,823,730,857

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	14,284,576,687	12,735,889,655	1,951,860,482

F-7
2

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

26. Condensed financial information of the parent company - continued
Condensed statements of comprehensive income

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Share-based compensation expense	(55,734,443)	(87,299,053)	(45,633,820)	(6,993,689)
General and administrative	(26,615,449)	(43,146,732)	(38,512,789)	(5,902,343)
Interest and investment income, net	9,919,513	(10,149,429)	(15,718,860)	(2,409,021)
Other non-interest income	5,701,978	20,498,736	19,633,391	3,008,949
Foreign exchange loss, net	(92,089,724)	9,946,070	2,073,798	317,823
Income from the repurchase of convertible senior notes	—	—	622,109,001	95,342,376
Share of profit in subsidiaries, VIEs and VIEs’ subsidiaries	2,549,589,488	3,374,438,333	414,867,940	63,581,293

Net income before income taxes	2,390,771,363	3,264,287,925	958,818,661	146,945,388
Income tax expense	—	—	—	—

Net income	2,390,771,363	3,264,287,925	958,818,661	146,945,388

Other comprehensive income
Foreign currency translation adjustment	284,529,171	31,893,073	(38,454,600)	(5,893,426)

Total comprehensive income	2,675,300,534	3,296,180,998	920,364,061	141,051,962

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

26. Condensed financial information of the parent company - continued
Condensed statements of cash flows

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income	2,390,771,363	3,264,287,925	958,818,661	146,945,388
Adjustments to reconcile net income to net cash used in operating activities:
Share of profit in subsidiaries, VIEs and VIEs’ subsidiaries	(2,549,589,488)	(3,374,438,333)	(414,867,940)	(63,581,293)
Share-based compensation expense	55,734,443	87,299,053	45,633,820	6,993,689
Income from the repurchase of convertible senior notes	—	—	(622,109,001)	(95,342,376)
Accrued interest of convertible senior notes	—	23,934,289	27,107,232	4,154,365
Foreign exchange (gain)/loss net	92,089,724	(9,946,070)	(2,073,798)	(317,823)
Changes in operating assets and liabilities:
Receivables from related party	(5,508,535)	(34,551)	(221,873,465)	(34,003,596)
Payable to employees	—	(2,312,714)	(176,326)	(27,023)
Other current receivables	2,848,608	1,096,665	618,772	94,831
Other current payables	1,158,081	4,292,086	5,651,200	866,084

Net cash used in operating activities	(12,495,804)	(5,821,650)	(223,270,845)	(34,217,754)
Net cash provided by /(used in) investing activities	(562,307,977)	330,197,330	1,497,130,562	229,445,297
Net cash provided by/(used in) financing activities	(1,410,797,361)	9,587,663	(1,522,314,300)	(233,304,874)
Effect of exchange rate changes on cash and cash equivalents	17,105,135	100,137,695	84,221,631	12,907,530

Net increase/(decrease) in cash and cash equivalents	(1,968,496,007)	434,101,038	(164,232,952)	(25,169,801)
Cash and cash equivalents at beginning of the year	2,511,803,710	543,307,703	977,408,741	149,794,443

Cash and cash equivalents at end of the year	543,307,703	977,408,741	813,175,789	124,624,642

Basis of presentation
Condensed financial information is used for the presentation of the Company, or the parent company. The condensed financial information of the parent company has been prepared using the same accounting policies as

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
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

F-7
5