Form 20-F
period 2021-12-31
Qudian Inc.
filed 2022-04-29
CIK 1692705

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 193 4
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 193 4
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
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.	190,243,651 Class A ordinary shares 63,491,172 Class B ordinary shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.	☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.	☐ Yes ☒ No

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

ii

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

•
“amount of transactions” are to the aggregate principal amount of credit drawdowns that are provided to borrowers in the specified period, which are comprised of (i) credit drawdowns that are facilitated under the Group’s loan book business and (ii) credit drawdowns that are facilitated under the Group’s transaction services business;

•	“Ant Financial” are to Ant Small and Micro Financial Services Group Co., Ltd., a company organized under the laws of the PRC, and its affiliates;

•
“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan, the Hong Kong Special Administrative Region and the Macao Special Administrative Region;

•	“the Group” are to Qudian Inc., the Group VIEs and their respective subsidiaries;

•
“Group VIEs” are to Beijing Happy Time Technology Development Co., Ltd., or Beijing Happy Time, Xiamen Qudian Technology Co., Ltd., or Xiamen Qudian, Ganzhou Qudian Technology Co., Ltd, or Ganzhou Qudian, Xiamen Weipujia Technology Co., Ltd., or Xiamen Weipujia, Xiamen Qu Plus Plus Technology Development Co., Ltd., or Xiamen Qu Plus Plus;

•
“loan book business” are to the Group’s business of offering small credit products to consumers; the relevant transactions may be funded by the Group’s institutional funding partners or the Group’s own capital, and the Group undertakes credit risk for such transactions;

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

•
“number of transactions” are to the number of credit drawdowns facilitated by the Group to borrowers, which are comprised of (i) credit drawdowns that are facilitated under the Group’s loan book business and (ii) credit drawdowns that are facilitated under the Group’s transaction services business;

•	“off-balance sheet transactions” are to credit drawdowns under the Group’s loan book business that are not recorded on the Group’s balance sheets; the Group bears credit risk for such transactions;

•	“on-balance sheet transactions” are to credit drawdowns under the Group’s loan book business that are recorded on the Group’s balance sheets;

•	“outstanding borrowers” are to borrowers who have outstanding loans under either the loan book business or the transaction services business as of a specified date;

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

•	“Qudian marketplace” are to the Group’s online marketplace where consumers purchased merchandise offered by third-party merchandise suppliers with the Group’s merchandise credit products;

•	“registered users” are to individuals who have registered with the Group in connection with the Group’s credit business;

•	“RMB” or “Renminbi” are to the legal currency of China;

•	“small credit products” are to cash or merchandise credit products that are less than RMB5,000 in amount;

•
“Subsidiary” are to an entity controlled by Qudian Inc. and consolidated with Qudian Inc.’s results of operations due to Qudian Inc.’s equity interest in such entity, instead of contractual arrangements; for avoidance of doubt, the Group VIEs are not subsidiaries of Qudian Inc.;

•
“transaction services business” are to the Group’s business of offering loan recommendation and referral services to third-party financial service providers; the Group assumes no credit risk for the transactions facilitated under the transaction services business; the Group ceased its transaction services business in the third quarter of 2021;

•	“transactions” are to borrowers’ credit drawdowns from the Group’s platform;

•	“US$,” “U.S. dollars,” or “dollars” are to the legal currency of the United States;

•	“vintage” are to the on-balance sheet transactions and off-balance sheet transactions facilitated under the loan book business during a specified time period; and

•	“we,” “us,” “our company” and “our” are to Qudian Inc. and/or its subsidiaries, as the context requires.
The translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.3726 to US$1.00, the exchange rates set forth in the H. 10 statistical release of the Federal Reserve Board on December 30, 2021. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On March 31, 2022, the noon buying rate for Renminbi was RMB6.3393 to US$1.00.

FORWARD-LOOKING INFORMATION
This annual report on Form
20-F
contains statements of a forward-looking nature. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements are made under the “safe harbor” provision under Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and as defined in the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause the Group’s actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. These forward-looking statements relate to, among others:

•	the Group’s goal and strategies;

•	the Group’s expansion plans;

•	the Group’s future business development, financial condition and results of operations;

•	the Group’s expectations regarding demand for, and market acceptance of, the Group’s products and services;

•	the Group’s expectations regarding keeping and strengthening its relationships with customers, business partners and other parties the Group collaborates with; and

•	general economic and business conditions.
We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect the Group’s financial condition, results of operations, business strategy and financial needs.
You should read these statements in conjunction with the risks disclosed in “Item 3.D. Key Information—Risk Factors” of this annual report and other risks outlined in our other filings with the Securities and Exchange Commission, or the SEC. Moreover, the Group operates in an emerging and evolving environment. New risks may emerge from time to time, and it is not possible for our management to predict all risks, nor can we assess the impact of such risks on the Group’s business or the extent to which any risk, or combination of risks, may cause actual results to differ materially from those contained in any forward-looking statements. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we have referred to in this annual report, completely and with the understanding that the Group’s actual future results may be materially different from what we expect.

Part I.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
Not Applicable.

ITEM 3.	KEY INFORMATION
Contractual Arrangements with the Group VIEs and Their Shareholders
Qudian Inc. is a Cayman Islands holding company, and the Group’s operations are primarily conducted by its subsidiaries in China and through contractual arrangements with the Group VIEs. Investors in our ADSs and Class A ordinary shares do not hold equity interest in the Group’s operating entities in China, but instead hold equity interest in Qudian Inc. As used in this annual report, “Qudian,” “we,” “us,” “our company” or “our” refers to Qudian Inc. and/or its subsidiaries, and “the Group” refers to Qudian Inc., the Group VIEs and their respective subsidiaries.
Under the PRC laws and regulations, the operations of Internet content providers in the PRC are subject to foreign investment restrictions and license requirements. Therefore, we operate such businesses in China through the Group VIEs. Currently, the Group VIEs are (i) Beijing Happy Time; (ii) Ganzhou Qudian; (iii) Xiamen Qudian; (iv) Xiamen Weipujia; and (v) Xiamen Qu Plus Plus. We have entered into a series of contractual arrangements with each of the Group VIEs and the respective shareholders of the Group VIEs, including (i) power of attorney agreements and equity interest pledge agreements, which provide us with effective control over the Group VIEs; (ii) exclusive business cooperation agreements, which allow us to receive substantially all of the economic benefits from the Group VIEs; and (iii) exclusive call option agreements, which provide us with exclusive options to purchase all or part of the equity interests in or all or part of the assets of or inject registered capital into the Group VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, we are the primary beneficiary of the Group VIEs for accounting purposes. We have consolidated their financial results in the Group’s consolidated financial statements. However, we do not own any equity interest in the Group VIEs.
The contractual arrangements with the Group VIEs and the respective shareholders of the Group VIEs may not be as effective as direct ownership in providing us with control over the Group VIEs. If any of the Group VIEs or the respective shareholders of the Group VIEs fails to perform their obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. Furthermore, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law. If the PRC government deems that the contractual arrangements in relation to the Group VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, our ADSs may significantly decline in value or become worthless if we are unable to assert our contractual control rights over the assets of the Group VIEs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”
Operations in China
The Group faces various legal and operational risks and uncertainties associated with being based in and having its operations primarily in China and the country’s complex and evolving laws and regulations. For example, the Group faces risks associated with regulatory approvals on offerings conducted overseas by and foreign investment in China-based issuers, the use of the Group VIEs, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, which may impact the Group’s ability to conduct certain businesses, accept foreign investments, or list on a U.S. or other foreign exchange outside of China. In addition, the Chinese government may intervene or influence the Group’s operations at any time. These risks could result in a material adverse change in the Group’s operations and the value of our ADSs and Class A ordinary shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. See “Item 3. Key Information—D. Risks Factors—Risks Related to Doing Business in China.”
Furthermore, the Holding Foreign Companies Accountable Act, or the HFCA Act, may affect our ability to maintain our listing on the NYSE. Among other things, the HFCA Act states that if the SEC determines that we are an issuer that has filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter
trading market in the United States. In the event of such determination by the SEC, the NYSE would delist our ADSs. As stated in its report dated December 16, 2021, the U.S. Public Company Accounting Oversight Board, or the PCAOB, has determined that it is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. See “Item 3. Key Information—D. Risks Factors—Risks Related to Doing Business in China—Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCA Act, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”
PRC Permissions and Approvals
The Group has received all material permissions that are, or may be, required for its operations in China, and no material permission has been denied from the Group by relevant authorities in China. See “Item 4. Information on the Company—B. Business Overview—Licenses and Permissions Requirements.” However, the Group is subject to risks relating to the regulatory environment in China. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations. In addition, rules and regulations in China can change quickly with little advance notice.”
Under the PRC laws, rules and regulations currently in effect, no prior permission or approval from PRC government authority is required for issuing our ADSs to foreign investors. However, there remain substantial uncertainties as to how the relevant PRC laws, rules and regulations will be interpreted or implemented, and we cannot assure you that the relevant PRC government authorities will reach the same conclusion. Furthermore, laws, rules and regulations in China may change frequently. We cannot rule out the possibility that relevant PRC governmental authorities may subsequently determine our initial public offering in the U.S. or any debt financing activities should be subject to any approval, filing or other regulatory procedures, and we cannot assure you that we can obtain the required approval or accomplish the required filing or other regulatory procedures in a timely manner, or at all. See “Item 3. Key Information—D. Risks Factors—Risks Related to Doing Business in China—Privacy concerns relating to the Group’s products and services and the use of user information could damage our reputation, deter current and potential users and customers from using the Group’s products,” “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations. In addition, rules and regulations in China can change quickly with little advance notice” and “Item 3. Key Information—D. Risks Factors—Risks Related to Our Corporate Structure—Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and its implementing rules and how they may impact our business, financial condition and results of operations.”
Cash Transfers within Our Corporate Structure
Our subsidiaries and the Group VIEs conduct business transactions that include intercompany loans and other intercompany transactions related to operating activities, subject to satisfaction of applicable government registration and approval requirements. The cash flows occurred between our company, our subsidiaries and the Group VIEs are summarized below:
For the years ended December 31, 2019, 2020 and 2021, our company did not provide any capital contribution to our subsidiaries. For the years ended December 31, 2019, 2020 and 2021, the Group VIEs provided loans of RMB1,043 million, RMB1,543 million and RMB528 million (US$83 million), respectively, to our subsidiaries, and received repayments of RMB1,635 million, RMB1,051 million and RMB642 million (US$101 million), respectively. For the years ended December 31, 2019, 2020 and 2021, our subsidiaries provided loans of RMB914 million, RMB1,854 million and RMB410 million (US$64 million), respectively, to the Group VIEs, and received repayments of RMB213 million, RMB2,322 million and RMB489 million (US$77 million), respectively.
With respect to other intercompany transactions related to operating activities, our company received cash from our subsidiaries amounted to RMB571 million, RMB1,528 million and nil for the years ended December 31, 2019, 2020 and 2021, respectively, and paid cash to our subsidiaries amounted to RMB164 million, RMB553 million and RMB33 million (US$5 million) for the years ended December 31, 2019, 2020 and 2021, respectively. The Group VIEs received cash from our subsidiaries amounted to RMB664 million, RMB212 million and RMB308 million (US$48 million) for the years ended December 31, 2019, 2020 and 2021, respectively, and repaid cash to our subsidiaries amounted to RMB2,317 million, RMB335 million and RMB537 million (US$84 million) for the years ended December 31, 2019, 2020 and 2021, respectively. The Group VIEs received cash from our company amounted to nil, RMB 543 million and nil for the years ended December 31, 2019, 2020 and 2021, respectively, and repaid cash to our company amounted to nil, RMB365 million and RMB150 million (US$24 million) for the years ended December 31, 2019, 2020 and 2021, respectively.
We are subject to restrictions on currency exchange. In particular, the PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, currency remittance out of the PRC. Since the Group receives substantially all of its revenues in Renminbi and cash flow will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit the Group’s ability to utilize cash generated in Renminbi to fund the Group’s business activities outside of the PRC or pay dividends in foreign currencies to our shareholders, including holders of the ADSs, and may limit our ability to obtain foreign currency through debt or equity financing for our PRC subsidiaries and the affiliated consolidated entities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of our initial public offering to make loans to our PRC subsidiaries and Group VIEs, or to make additional capital contributions to our PRC subsidiaries.” In addition, there are certain limitations on the ability of our PRC subsidiaries and the Group VIEs to distribute earnings to our offshore holding companies and the U.S. investors. In particular, each of our PRC subsidiaries, the Group VIEs and their subsidiaries in the PRC are required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered capital, are not distributable as cash dividends. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements.”
If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to us.
Since inception, we have not declared or paid any dividends on our shares. We do not have any present plan to declare or pay any dividends on our ordinary shares or ADSs in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.”
For certain Cayman Islands, PRC and United States federal income tax considerations of an investment in the ADSs and Class A ordinary shares, see “Item 10. Additional Information—E. Taxation.”

A.	Selected Financial Data
The following selected consolidated statements of operations for the years ended December 31, 2019, 2020 and 2021 and selected consolidated balance sheets as of December 31, 2020 and 2021 have been derived from the Group’s audited consolidated financial statements included elsewhere in this annual report. The following selected consolidated statements of operations for the years ended December 31, 2017 and 2018 and selected consolidated balance sheets as of December 31, 2017, 2018 and 2019 have been derived from the Group’s audited consolidated financial statements not included in this annual report.
You should read the selected consolidated financial data in conjunction with the financial statements and the related notes included elsewhere in this annual report and “Item 5. Operating and Financial Review and Prospects.” The Group’s consolidated financial statements are prepared and presented in accordance with U.S. GAAP. The Group’s historical results do not necessarily indicate the Group’s results expected for any future periods.

	Year Ended December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Condensed Consolidated Statement of Operations Data:
Revenues
Financing income	3,642,184	3,535,276	3,510,055	2,102,665	1,255,488	197,014
Sales commission fee	797,167	307,492	356,812	80,992	35,411	5,557
Sales income	26,083	2,174,789	431,946	610,793	100,668	15,797
Penalty fees	7,922	28,013	44,354	72,235	67,316	10,563
Guarantee income	—	—	—	826,198	3,935	617
Loan facilitation income and other related income	302,010	1,646,773	2,297,413	131,633	39,531	6,203
Transaction services fee and other related income	—	—	2,199,464	(136,542)	151,694	23,804

Total revenues	4,775,366	7,692,343	8,840,044	3,687,974	1,654,043	259,555
Cost of revenues
Cost of goods sold	(23,895)	(2,003,642)	(366,015)	(645,083)	(78,533)	(12,324)
Cost of other revenues	(856,951)	(731,786)	(535,773)	(217,271)	(220,193)	(34,553)

Total cost of revenues	(880,846)	(2,735,428)	(901,788)	(862,354)	(298,726)	(46,877)
Operating expenses(1)
Sales and marketing	(431,749)	(540,551)	(280,616)	(293,282)	(127,376)	(19,988)
General and administrative	(183,674)	(255,867)	(286,059)	(285,905)	(443,276)	(69,560)
Research and development	(153,258)	(199,560)	(204,781)	(170,691)	(141,264)	(22,167)
Changes in guarantee liabilities and risk assurance liabilities	(150,152)	(116,593)	(1,143,427)	87,894	201,602	31,636
Provision for receivables and other assets	(605,164)	(1,178,723)	(2,283,126)	(1,641,362)	151,817	23,823
Impairment loss from long-lived assets	—	—	—	—	(156,394)	(24,542)

Total operating expenses	(1,523,997)	(2,291,294)	(4,198,009)	(2,303,346)	(514,891)	(80,798)
Other operating income	50,703	23,748	108,508	343,324	82,273	12,912

Income from operations	2,421,226	2,689,369	3,848,755	865,598	922,699	144,792
Interest and investment income, net	24,887	47,060	24,292	708,251	129,456	20,314
Loss from equity method investments	(20,676)	(11,319)	(3,420)	(370,039)	(221,798)	(34,805)

	Year Ended December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Unrealized gain on derivative instruments	—	—	—	—	17,375	2,727
Foreign exchange gain/(loss), net	(7,177)	(90,771)	6,635	(107)	(51)	(8)
Other income	2,108	15,231	24,583	26,358	5,213	818
Other expenses	(363)	(522)	(10,323)	(9,263)	(6,485)	(1,018)

Net income before income taxes	2,420,005	2,649,047	3,890,522	1,220,798	846,409	132,820
Income tax expenses	(255,546)	(157,731)	(626,234)	(261,979)	(260,482)	(40,875)

Net income	2,164,459	2,491,316	3,264,288	958,819	585,927	91,945
Less: net loss attributable to noncontrolling interests	—	—	—	—	(3,147)	(494)

Net Income attributable to Qudian Inc.’s shareholders	2,164,459	2,491,316	3,264,288	958,819	589,074	92,439

Earnings per share for Class A and Cass B ordinary shares
— Basic	17.13	7.82	11.72	3.78	2.32	0.36
Earnings per share for Class A and Class B ordinary shares
— Diluted	7.09	7.74	10.94	3.59	2.27	0.36
Earnings per ADS (1 Class A ordinary shares equals 1 ADSs)
— Basic	17.13	7.82	11.72	3.78	2.32	0.36
Earnings per ADS (1 Class A ordinary shares equals 1 ADSs)
— Diluted	7.09	7.74	10.94	3.59	2.27	0.36
Weighted average number of Class A and Class B ordinary shares outstanding
— Basic	126,390,196	318,685,836	278,531,382	253,658,448	253,438,807	253,438,807
Weighted average number of Class A and Class B ordinary shares outstanding
— Diluted	305,221,444	321,955,142	300,457,711	274,333,161	266,292,869	266,292,869
Other comprehensive (loss)/income:
Foreign currency translation adjustment	(77,947)	33,089	31,893	(38,455)	(7,577)	(1,189)

Total comprehensive income	2,086,512	2,524,405	3,296,181	920,364	578,350	90,756
Less: comprehensive loss attributable to noncontrolling interests	—	—	—	—	(3,147)	(494)
Total comprehensive income attributable to Qudian Inc.’s shareholders	2,086,512	2,524,405	3,296,181	920,364	581,497	91,250

(1)	Share-based compensation expenses are allocated in operating expenses as follows:

	Year Ended December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Sales and marketing	1,891	5,641	4,482	1,912	1,727	271
General and administrative	42,849	38,587	74,312	40,895	29,684	4,658
Research and development	19,316	13,753	8,505	2,827	3,934	617

Total share-based compensation expenses	64,056	57,981	87,299	45,634	35,345	5,546

	As of December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheets:
Cash and cash equivalents	6,832,306	2,501,188	2,860,938	1,537,558	2,065,495	324,121
Restricted cash and cash equivalent	2,252,646	339,827	1,257,649	135,404	177,925	27,920
Time deposits	—	—	231,132	—	—	—
Short-term amounts due from related parties (1)	551,215	2	—	—	—	—
Short-term investments	—	—	—	5,042,314	5,926,601	930,013
Short-term loan principal and financing service fee receivables, net	8,758,545	8,417,821	7,894,697	3,940,461	2,371,966	372,213
Short-term finance lease receivables, net	8,508	508,647	398,256	179,613	31,462	4,937
Short-term contract assets	—	903,436	2,741,914	92,813	27,965	4,388
Long-term loan principal and financing service fee receivables	—	665,653	424	—	—	—
Long-term finance lease receivables, net	17,900	649,243	239,697	28,771	399	63
Long-term contract assets	—	15,597	273,597	23,094	31	5
Total assets	19,380,416	16,253,375	18,361,604	13,398,032	14,091,125	2,211,205

Short-term borrowings and interest payables	7,979,415	3,860,441	1,049,570	—	—	—
Long-term borrowings and interest payables	510,024	413,400	—	102,415	145,312	22,803
Convertible senior notes	—	—	2,339,552	822,005	681,401	106,927

Total liabilities	9,840,049	5,432,762	6,437,552	1,488,188	1,567,586	245,988

Non-controlling interest	—	—	—	10,000	6,853	1,075

Total Qudian Inc. shareholders’ equity / (deficit)	9,540,367	10,820,613	11,924,052	11,899,844	12,516,686	1,964,141

Total shareholders’ equity / (deficit)	9,540,367	10,820,613	11,924,052	11,909,844	12,523,539	1,965,217

(1)	Includes RMB549.8 million deposited in the Group’s Alipay accounts as of December 31, 2017. Such amount is unrestricted as to withdrawal and use and readily available to the Group on demand.
Non-GAAP
Measure
Adjusted Net Income Attributable to Qudian Inc.’s Shareholders
We use adjusted net income attributable to Qudian Inc.’s shareholders, a non-GAAP
financial measure, in evaluating the Group’s operating results and for financial and operational decision-making purposes. We believe that adjusted net income attributable to Qudian Inc.’s shareholders help identify underlying trends in the Group’s business by excluding the impact of (i) share-based compensation expenses, which are non-cash
charges, and (ii) convertible senior notes buyback income, which is non-cash
and
non-recurring.
We believe that such non-GAAP financial measure provides useful information about the Group’s operating results, enhance the overall understanding of the Group’s past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

	For the year ended December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Adjusted net income attributable to Qudian Inc.’s shareholders (1)	2,228,515	2,549,297	3,351,587	382,344	612,372	96,095

(1)	Defined as net income attributable to Qudian Inc.’s shareholders excluding share-based compensation expenses and convertible senior notes buyback income.
Adjusted net income attributable to Qudian Inc.’s shareholders is not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. This non-GAAP
financial measure has limitations as analytical tools, and when assessing the Group’s operating performance, cash flows or the Group’s liquidity, investors should not consider them in isolation, or as a substitute for net income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP.
The Group mitigates these limitations by reconciling the
non-GAAP
financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating the Group’s performance.
The following table reconciles the Group’s adjusted net income attributable to Qudian Inc.’s shareholders in the years presented to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net income attributable to Qudian Inc.’s shareholders:

	For the year ended December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Net income attributable to Qudian Inc.’s shareholders	2,164,459	2,491,316	3,264,288	958,819	589,074	92,439
Add: share-based compensation expenses	64,056	57,981	87,299	45,634	35,345	5,546
Less: Convertible senior notes buyback income	—	—	—	622,109	12,047	1,890
Adjusted net income attributable to Qudian Inc.’s shareholders	2,228,515	2,549,297	3,351,587	382,344	612,372	96,095

Financial Schedules Related to the Group VIEs
The tables set forth below the condensed consolidated schedule depicting the results of operations, the financial position and cash flows that disclose the financial information for Qudian Inc., or the Parent Company, the financial information for the subsidiaries of the Parent Company that are not the Group VIEs, the financial information for the Group VIEs, the eliminating adjustments between our Company and the Group VIEs and the consolidated results.
Condensed Consolidated Schedule of Results of Operation

	For the year ended December 31,
	2019					2020					2021
	Parent Company	Subsidiaries of Parent Company	Group VIEs	Elimination	Consolidated	Parent Company	Subsidiaries of Parent Company	Group VIEs	Elimination	Consolidated	Parent Company	Subsidiaries of Parent Company	Group VIEs	Elimination	Consolidated
	(RMB in thousands)					(RMB in thousands)					(RMB in thousands)
Revenues	—	2,809,433	8,049,577	(2,018,966)	8,840,044	—	462,334	3,549,458	(323,818)	3,687,974	—	551,534	1,600,712	(498,203)	1,654,043
Income from subsidiaries and VIEs	3,374,438	—	—	(3,374,438)	—	414,868	—	—	(414,868)	—	639,520	—	—	(639,520)	—
Net income/(loss)	3,264,288	(66,492)	3,440,930	(3,374,438)	3,264,288	958,819	(147,604)	562,472	(414,868)	958,819	589,074	(232,100)	868,473	(639,520)	585,927
Condensed Consolidated Schedule of Balance Sheets

	For the year ended December 31,
	2020					2021
	Parent Company	Subsidiaries of Parent Company	Group VIEs	Elimination	Consolidated	Parent Company	Subsidiaries of Parent Company	Group VIEs	Elimination	Consolidated
	(RMB in thousands)					(RMB in thousands)
Cash and cash equivalents	813,176	149,933	574,449	—	1,537,558	558,272	123,342	1,383,881	—	2,065,495
Restricted cash	—	128,879	6,525	—	135,404	—	158,332	19,593	—	177,925
Total current assets	2,557,157	2,354,790	11,044,967	(4,266,438)	11,690,476	2,353,746	2,799,127	11,767,368	(4,702,152)	12,218,089
Investments in subsidiaries	10,178,732	—	—	(10,178,732)	—	10,850,691	—	—	(10,850,691)	—
Total non-current assets	10,178,732	345,467	1,360,689	(10,177,332)	1,707,556	10,850,691	105,027	1,744,115	(10,826,796)	1,873,037
Total assets	12,735,889	2,700,257	12,405,656	(14,443,770)	13,398,032	13,204,437	2,904,154	13,511,483	(15,528,948)	14,091,126
Total current liabilities	14,041	3,211,596	1,541,885	(4,294,914)	472,608	6,351	3,673,560	1,339,052	(4,525,446)	493,517
Total non-current liabilities	822,005	881	184,761	7,933	1,015,580	681,401	—	592,668	(200,000)	1,074,069
Total liabilities	836,046	3,212,477	1,726,646	(4,286,981)	1,488,188	687,752	3,673,560	1,931,720	(4,725,446)	1,567,586

Condensed Consolidated Schedule of Cash Flows

	For the year ended December 31,
	2019					2020					2021
	Parent Company	Subsidiaries of Parent Company	Group VIEs	Elimination	Consolidated	Parent Company	Subsidiaries of Parent Company	Group VIEs	Elimination	Consolidated	Parent Company	Subsidiaries of Parent Company	Group VIEs	Elimination	Consolidated
	(RMB in thousands)					(RMB in thousands)					(RMB in thousands)
Cash flows generated from/(used in) operating activities	(5,822)	2,671,753	4,362,960	(1,525,502)	5,503,389	(223,271)	(86,145)	2,250,346	530,782	2,471,712	(11,537)	1,003,060	747,408	(816,866)	922,065
Cash flows (used in)/generated from investing activities	330,197	(785,183)	(842,120)	367,547	(929,559)	1,497,131	(135,982)	(2,252,530)	(2,378,495)	(3,269,876)	(132,143)	(927,961)	645,957	167,567	(246,580)
Cash flows generated from/(used in) financing activities	9,588	(1,684,664)	(2,855,955)	1,158,696	(3,372,335)	(1,522,314)	(734,396)	(1,429,390)	2,094,828	(1,591,272)	(127,088)	(108,221)	(571,156)	722,273	(84,192)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	100,138	(23,320)	—	(741)	76,077	84,221	106,134	571	(247,115)	(56,189)	15,864	35,984	291	(72,974)	(20,835)
Net increase/(decrease) in cash, cash equivalents and restricted cash	434,101	178,586	664,885	—	1,277,572	(164,233)	(850,389)	(1,431,003)	—	(2,445,625)	(254,904)	2,862	822,500	—	570,458

Exchange Rate Information
Substantially all of the Group’s operations are conducted in China and all of the Group’s revenues is denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.3726 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2021. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

B.	Capitalization and Indebtedness
Not Applicable.

C.	Reasons for the Offer and Use of Proceeds
Not Applicable.

D.	Risk Factors
Summary of Risk Factors
Investing in our ADSs and Class A ordinary shares involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our ADSs and Class A ordinary shares. Below please find a summary of the principal risks we face, organized under relevant headings.
Risks Related to Our Business and Industry

•	The Group has significantly downsized its credit business, and it may wind down the business in the future.

•	The Group has very limited experience in offering ready-to-cook meals, and the Group is likely to incur loss initially as a result of operating such business.

•	We intend to continue to explore new business opportunities, and such new businesses may not deliver the expected benefits.

•	Changes in food costs and availability could materially adversely affect the QD Food business.

•
Food safety and food-borne illness incidents or advertising or product mislabeling may materially adversely affect the QD Food business by exposing the Group to lawsuits, product recalls or regulatory enforcement actions, increasing the Group’s operating costs and reducing demand for its product offerings.

•
From time to time the Group may evaluate and potentially consummate strategic investments or acquisitions, which could require significant management attention, disrupt its business and materially and adversely affect its financial results.

•
The Group relies on its proprietary credit assessment model and risk management system in the determination of credit approval and credit limit assignment. If the Group’s proprietary credit assessment model and risk management system fail to perform effectively, such failure may materially and adversely impact the Group’s operating results.

•
If the Group is unable to effectively manage delinquency rates for transactions facilitated by it, its business and results of operations may be materially and adversely affected. Further, historical delinquency rates may not be indicative of future results.

•
Increase in the delinquency rate of on-balance sheet transactions would increase the Group’s allowance for loan principal and financing service fee receivables and provision for loan principal and financing service fee receivables, which could have a material adverse effect on the Group’s business, results of operations and financial positions.

•
Increase in the amount of off-balance sheet transactions may lead to higher changes in guarantee liabilities and risk assurance liabilities and the Group’s business and results of operations may be materially and adversely affected.

Risks Related to Our Corporate Structure

•
If the PRC government deems that the contractual arrangements in relation to the Group VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

•	Our contractual arrangements with the Group VIEs may result in adverse tax consequences to the Group.

•
We rely on contractual arrangements with the Group VIEs and their shareholders to operate the our business, which may be less effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business.

•	The shareholders of the Group VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

•
Our corporate actions will be substantially controlled by our founder, chairman and chief executive officer, Mr. Min Luo, who will have the ability to control or exert significant influence over important corporate matters that require approval of shareholders, which may deprive you of an opportunity to receive a premium for your ADSs and materially reduce the value of your investment.

Risks Related to Doing Business in China

•
Changes in the political and economic policies of the PRC government may materially and adversely affect the Group’s business, financial condition and results of operations and may result in the Group’s inability to sustain its growth and expansion strategies.

•	There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations. In addition, rules and regulations in China can change quickly with little advance notice.

•
The audit report included in this annual report is prepared by an auditor who is not inspected by the U.S. Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection.

•
Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCA Act, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

•
The opinions on supervision of illegal securities activities issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council may subject us to additional compliance requirements in the future.

•
The China Securities Regulatory Commission, or the CSRC, has released for public consultation the draft rules to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer our securities to overseas investors and could cause the value of our ADSs to significantly decline.

•
PRC regulations relating to investments in offshore companies by PRC residents may subject our
PRC-resident
beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.

•	Any failure to comply with PRC regulations regarding our employee share incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

•	We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements.
Risks Related to Our Ordinary Shares and ADSs

•	The trading price of our ADSs may be volatile, which could result in substantial losses to you.

•	If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline.

•	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ADSs for return on your investment.
Risks Related to Our Business and Industry
The Group has significantly downsized its credit business, and it may wind down the business in the future.
The Group historically derived substantially all of its revenue from its credit business. In light of the regulatory uncertainties in China’s online consumer finance market and to maintain its asset quality, the Group has implemented stringent credit standards for its credit business, which has led to a significant decrease in the amount of transactions facilitated in the first quarter of 2022. As a result, the Group expects its revenue to decline sequentially in the first quarter of 2022, compared with the fourth quarter of 2021. In addition, the Group expects further decreases in the total amount of transactions and related revenue in the second quarter of 2022. The Group will continue to evaluate conditions in the online consumer finance market and relevant regulatory developments. Based on this ongoing assessment, the Group may wind down its credit business, which could result in a further decrease to the Group’s revenue.
The Group has very limited experience in offering
ready-to-cook
meals, and the Group is likely to incur loss initially as a result of operating such business.
The Group launched its
ready-to-cook
meal business, or “QD Food,” in March 2022. The Group has very limited experience in most aspects of QD Food’s business operations, such as product design, supply chain management, fulfillment and user acquisition. QD Food’s prospects may be affected by a number of possible reasons that are beyond our control, including decreasing consumer spending, increasing competition, the emergence of alternative business models, decreasing demand for ready-to-cook
meals, effects of the
COVID-19
pandemic, as well as changes in rules, regulations, government policies or general economic conditions. There can be no assurance that the Group will be able to successfully grow QD Food.
In particular, the
ramp-up
of QD Food may be adversely affected by the
COVID-19
pandemic. Since March 2022, major outbreaks of the Omicron variant of
COVID-19
have occurred in many parts of China. These outbreaks have resulted in widespread lockdowns, highway closures and other restrictive measures across China, which have caused severe hardships to countless consumers and businesses in China. The Group is unable to accurately predict the full impact of the Omicron outbreaks due to numerous uncertainties, including the geographic scope of the outbreaks, the duration of the outbreaks, as well as additional restrictive measures that may be taken by governmental authorities.

In the near term, the Group expects to offer discounts and incur significant marketing expenses to expand QD Food’s user base. As a result, the Group is likely to incur losses initially as a result of this new venture. To support the growth of QD Food, the Group may also make significant capital expenditures to establish food preparation and fulfillment facilities. The Group’s ability to achieve profitability depends on its ability to enhance brand recognition, expand user base, maintain competitive pricing, and increase operational efficiency, which may be affected by numerous factors beyond our control. If the Group is unable to generate adequate revenue growth and manage its costs and expenses, the Group may not be able to achieve profitability or positive cash flow on a consistent basis, which may impact its business growth and adversely affect its financial condition and results of operations.
We intend to continue to explore new business opportunities, and such new businesses may not deliver the expected benefits.
Besides QD Food, the Group has been exploring other innovative consumer products and services to satisfy the fundamental and daily needs of Chinese consumers. If the Group experiences initial success with a new business, the Group may decide to invest significant amounts of capital to grow the business. We cannot assure you that the Group’s new business initiatives will be successful. For example, the Group is in the process of winding down its budget auto financing business and the Wanlimu
e-commerce
platform. The Group is also in the process of significantly downsizing its Wanlimu Kids Clubs business. The Group may make significant capital expenditures to develop new businesses, and our management’s attention may be diverted. The Group may also incur significant cost to comply with the laws and regulations that apply to such new businesses. Any failure of the Group’s efforts to pursue new business opportunities could have a material adverse effect on the Group’s business, prospects, financial condition and results of operations.
Changes in food costs and availability could materially adversely affect the QD Food business.
The success of the QD Food business depends in part on the Group’s ability to anticipate and react to changes in food and supply costs and availability. The QD Food business is susceptible to increases in food costs as a result of factors beyond the Group’s control, such as general economic conditions, inflation, market changes, increased competition, seasonal fluctuations, shortages or interruptions, weather conditions, global demand, food safety concerns, public health crises, such as pandemics and epidemics, generalized infectious diseases, changes in law or policy, declines in fertile or arable lands, product recalls and government regulations. For example, any prolonged negative impact of the
COVID-19
pandemic or inflationary periods on food and supply costs and availability could materially and adversely impact the QD Food business. In addition, deflation in food prices could reduce the attractiveness of the Group’s product offerings relative to competing products and thus impede the Group’s ability to maintain or increase overall sales, while food inflation, particularly periods of rapid inflation, could reduce the Group’s operating margins as there may be a lag between the time of the price increase and the time at which the Group is able to increase the price of its product offerings. The Group generally does not have long term supply contracts or guaranteed purchase commitments with its suppliers, and it does not hedge its commodity risks. As a result, we may not be able to anticipate, react to or mitigate against cost fluctuations which could materially adversely affect the QD Food business.
Any increase in the prices of the ingredients most critical to the Group’s recipes, or scarcity of such ingredients, such as vegetables, poultry, beef and pork, would adversely affect the Group’s operating results. Alternatively, in the event of cost increases or decrease of availability with respect to one or more of the Group’s key ingredients, the Group may choose to temporarily suspend including such ingredients in its recipes, rather than paying the increased cost for the ingredients. Any such changes to the Group’s available recipes could materially adversely affect its business, financial condition and operating results.

Food safety and food-borne illness incidents or advertising or product mislabeling may materially adversely affect the QD Food business by exposing the Group to lawsuits, product recalls or regulatory enforcement actions, increasing the Group’s operating costs and reducing demand for its product offerings.
Selling food for human consumption involves inherent legal and other risks, and there is increasing governmental scrutiny of and public awareness regarding food safety. Unexpected side effects, illness, injury or death related to allergens, food-borne illnesses or other food safety incidents (including food tampering or contamination) caused by products the Group sells, or involving suppliers that supply the Group with ingredients, condiments and other products, could result in the discontinuance of sales of these products or the Group’s relationships with such suppliers, or otherwise result in increased operating costs or harm to the Group’s reputation. Shipment of adulterated products, even if inadvertent, can result in criminal or civil liability. Such incidents could also expose the Group to government investigations and/or product liability or other lawsuits brought by consumers, as well as negative publicity. Any administrative penalties, judgment and/or negative publicity against the Group could have a material and adverse effect on the Group’s results of operations and financial condition.
The occurrence of food-borne illnesses or other food safety incidents could also adversely affect the price and availability of affected ingredients, resulting in higher costs, disruptions in supply and a reduction in the Group’s sales. Furthermore, any instances of food contamination, whether or not caused by the Group’s products, could subject the Group or its suppliers to a food recall. Food recalls could result in significant losses due to their costs, the destruction of product inventory, lost net revenues due to customer credits and refunds, lost future sales due to the unavailability of the product for a period of time and potential loss of existing customers and a potential negative impact on the Group’s ability to retain existing customers and attract new customers due to negative consumer experiences or as a result of an adverse impact on the Group’s brand and reputation.
In addition, food companies have been subject to targeted, large-scale tampering as well as to opportunistic, individual product tampering, and the Group could be a target for product tampering. Forms of tampering could include the introduction of foreign material, chemical contaminants and pathological organisms into consumer products as well as product substitution. If the Group does not adequately address the possibility, or any actual instance, of product tampering, it could face possible recall of its products and the imposition of civil or criminal sanctions, which could materially adversely affect its business, financial condition and operating results.
From time to time the Group may evaluate and potentially consummate strategic investments or acquisitions, which could require significant management attention, disrupt its business and materially and adversely affect its financial results.
We may evaluate and consider strategic investments, combinations, acquisitions or alliances to better serve customers and enhance our competitive position. These transactions could be material to the Group’s financial condition and results of operations if consummated. There can be no assurance that these transactions will offer the expected benefits, and we may suffer significant investment losses as a result of such transactions.
We purchased 10,204,082 Class A ordinary shares issued by Secoo Holding Limited (NASDAQ: SECO), or Secoo, for an aggregate consideration of US$100 million in June 2020. Secoo is a large online integrated upscale products and services platform. As of March 31, 2022, we held approximately 28.9% of Secoo’s issued and outstanding shares, and we are its largest shareholder. The Group’s loss from equity method investments amounted to RMB370.0 million and RMB221.8 million (US$34.8 million) in 2020 and 2021, respectively, which was primarily related to its investment in Secoo. The Group may continue to recognize loss from such investment in the future, which could have a material and adverse effect on the Group’s financial condition and results of operations.
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

•	difficulties in retaining, training, motivating and integrating key personnel;

•	diversion of management’s time and resources from the Group’s normal daily operations and potential disruptions to the Group’s ongoing businesses;

•	difficulties in maintaining uniform standards, controls, procedures and policies within the combined organizations;

•	difficulties in retaining relationships with users, business partners, employees and other partners of the acquired business;

•	risks of entering markets in which the Group has limited or no prior experience;

•
regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary pre-closing
or post-closing approvals, as well as being subject to new regulators with oversight over an acquired business;

•
assumption of contractual obligations that contain terms that are not beneficial to the Group, require the Group to license or waive intellectual property rights or increase the Group’s risk for liability;

•
liability for activities of the acquired business before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities; and

•	unexpected costs and unknown risks and liabilities associated with strategic investments or acquisitions.
We may not make any investments or acquisitions, or any future investments or acquisitions may not be successful, may not benefit the Group’s business strategy, may not generate sufficient revenues to offset the associated acquisition costs or may not otherwise result in the intended benefits.
From time to time we may also make financial investments, such as investments in equity securities of other companies, and there can be no assurance that we will be able to realize profits from such investments. We may also engage in corporate restructuring in order to facilitate capital raising and/or incubate new businesses. However, we may fail to obtain such intended benefits.
The Group relies on its proprietary credit assessment model and risk management system in the determination of credit approval and credit limit assignment. If the Group’s proprietary credit assessment model and risk management system fail to perform effectively, such failure may materially and adversely impact the Group’s operating results.
Credit limits for the Group’s borrowers are determined and approved based on risk assessment conducted by the Group’s proprietary credit assessment model and risk management system. Such model and system use big data-enabled technologies, such as artificial intelligence and machine learning, that take into account transactions that the Group has processed. While the Group relies on big data analytics to refine its model and system, there can be no assurance that its application of such technology will continue to deliver the expected benefits. As the Group has a limited operating history, it may not have accumulated sufficient credit analysis and data to optimize its model and system. Furthermore, the Group’s existing data and credit assessment model and risk management system might not be effective. If the Group’s system contains programming or other errors, if the Group’s model and system are ineffective or if the credit analysis and data the Group obtained are incorrect or outdated, the Group’s credit assessment abilities could be negatively affected, resulting in incorrect approvals or denials of credit applications or mispriced credit products. If the Group is unable to effectively and accurately assess the credit profiles of borrowers or price credit products appropriately, it may either be unable to offer attractive financing service fee and credit limits to borrowers, or be unable to maintain low delinquency rates of transactions facilitated by the Group. The Group’s risk and credit assessment may not be able to provide more predictive assessments of future borrower behavior and result in better evaluation of its borrower base when compared to its competitors. If the Group’s proprietary credit assessment model and risk management system fail to perform effectively, its business and results of operations may be materially and adversely affected.
If the Group is unable to effectively manage delinquency rates for transactions facilitated by it, its business and results of operations may be materially and adversely affected. Further, historical delinquency rates may not be indicative of future results.
The Group may not be able to maintain low delinquency rates for transactions facilitated by it, or such delinquency rates may be significantly affected by economic downturns or general economic conditions beyond the Group’s control and beyond the control of individual borrowers. For example, certain regulatory developments have reduced the availability of funding for consumer credit and driven up delinquency rates across the online consumer finance industry, including the Group’s loan portfolio. To better protect the Group and its institutional funding partners from these industry headwinds, the Group implemented significantly stricter standards for credit approvals. However, there can be no assurance that the Group will be able to effectively manage delinquency rates with such measures.
The Group experienced decreases in M1+ delinquency rate by vintage over time. M1+ delinquency rate by vintage for transactions in 2020 was 7.9% through March 31, 2021. M1+ delinquency rate by vintage for transactions in 2021 was less than 3.0% through March 31, 2022. Such decrease was primarily due to the Group’s deployment of a conservative and prudent strategy in its cash credit business. Major outbreaks of the Omicron variant of
COVID-19
have occurred in many parts of China since March 2022. These outbreaks have caused severe hardships to countless consumers in China and adversely affected their ability to repay their borrowings. As a result, the Group is likely to experience increases in delinquency rates in the near term.
Increase in the delinquency rate of
on-balance
sheet transactions would increase the Group’s allowance for loan principal and financing service fee receivables and provision for loan principal and financing service fee receivables, which could have a material adverse effect on the Group’s business, results of operations and financial positions.
The Group reserves any estimated loss for
on-balance
sheet transactions due to the borrowers’ default as allowance for loan principal and financing service fee receivables. When evaluating the loan principal receivables on a pooled basis, the Group applies a roll rate model based on historical loss rates, while also taking into consideration macroeconomic conditions in order to calculate the pooled allowance. Subsequent to January 1, 2020, the Group adjusts the allowance that is determined by the roll rate-based model for various qualitative factors that reflect current conditions and reasonable and supportable forecasts of future economic conditions, in accordance with Accounting Standards Update (“ASU”)
No. 2016-13,
Financial instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASC 326”). Accordingly, any increase in the delinquency rates of on-balance
sheet transactions would increase the Group’s allowance for loan principal and financing service fee receivables, and the Group recognizes any increase in allowance for loan principal and financing service fee receivables as provision for loan principal and financing service fee receivables for the relevant period. Such increase could have a material adverse effect on the Group’s business, results of operations and financial positions. Furthermore, if the actual delinquency rates for on-balance
sheet transactions were higher than predicted, the Group’s cash flow would be reduced and the Group’s allowance for loan principal and financing service fee receivables may not be able to cover the actual losses as expected, which could have a material adverse effect on the Group’s working capital, financial condition, results of operations and business operations. In 2019, 2020 and 2021, on-balance
sheet transactions represented 37.4%, 99.5% and 99.1% of the total amount of transactions under the Group’s loan book business. In 2019, 2020 and 2021, provision for loan principal and financing service fee receivables and other assets was RMB2,283.1 million, RMB1,641.4 million and a reversal of RMB151.8 million (US$23.8 million), respectively; and the Group’s provision ratio during the same periods was 9.5%, 7.8% and a reversal of 1.3%, as a result of the decrease was primarily due to the decrease in past-due
on-balance
sheet outstanding principal receivables. The Group’s
charge-off
ratio, which is defined as the amount of loan principal receivables the Group charged off during a period, divided by the total amount of on-balance
sheet transactions during such period, in 2019,2020 and 2021 was 5.3%,11.6% and 2.6%, respectively.
As of December 31, 2019, 2020 and 2021, the Group’s M1+ delinquency coverage ratio, defined as the balance of allowance for loan principal and financing service fee receivables at the end of a period, divided by the total balance of outstanding principal for on-balance
sheet transactions for which any installment payment was more than 30 calendar days past due as of the end of such period, was 1.5x, 2.4x and 1.8x, respectively. With respect to on-balance
sheet transactions, principal for which any installment payment was more than 30 calendar days past due accounted for 11.1%, 7.5% and 5.9% of total on-balance
sheet outstanding principal as of December 31, 2019, 2020 and 2021, respectively. As of December 31, 2019, 2020 and 2021, the Group’s loan principal and financing service fee receivables for on-balance
sheet transactions for which any installment payment was more than 90 calendar days past due were approximately RMB630.0 million, RMB254.9 million and RMB91.0 million (US$14.3 million), respectively. As of December 31, 2019, 2020 and 2021, the Group’s allowance for loan principal and financing service fee receivables were approximately RMB1,528.9 million, RMB849.2 million and RMB267.0 million (US$41.9 million), respectively.
The Group does not accrue financing income on principal that is considered impaired or on credit drawdowns for which any installment payment is more than 90 calendar days past due. Financing income previously accrued but subsequently placed on nonaccrual status will be netted from the Group’s financing income for the current period. Therefore, an increase in delinquency rates of on-balance
sheet transactions will lead to an increase in such adjustments of financing income.
Increase in the amount of
off-balance
sheet transactions may lead to higher changes in guarantee liabilities and risk assurance liabilities and the Group’s business and results of operations may be materially and adversely affected.
Under the Group’s loan book business, it has entered into
off-balance
sheet funding arrangements with certain institutional funding partners, which directly fund credit drawdowns by borrowers for credit products and receive guarantees from the Group. The Group also funded budget auto financing products under off-balance
sheet arrangements historically. Borrowers directly repay principal and financing service fees to the relevant institutional funding partners, who will in turn deduct the principal and fees due to them from the repayments and remit the remainder to the Group as its loan facilitation fees. Revenues from loan facilitation services are recognized when the Group matches borrowers with funding partners and the funds are transferred to the borrowers. At the inception of each off-balance
sheet transaction, the Group records the fair value of (i) guarantee liabilities, which represent the present value of the Group’s expected payout based on the estimated delinquency rate and the applicable discount rate for time value; or (ii) risk assurance liabilities, which considers the premium required by a third-party market participant to issue the same risk assurance in a standalone transaction, as applicable. The contingent loss rising from risk assurance liabilities is recognized when borrower default is probable, and the amount of loss is estimable. Subsequent to January 1, 2020, the contingent liability relating to the expected credit losses arising from the contingent aspect of the risk assurance liability is initially measured under current expected credit loss model, or CECL model, in accordance with ASC 326.
Accordingly, an increase in the expected delinquency rates of off-balance
sheet transactions would result in an increase in the amount of guarantee liabilities and risk assurance liabilities, which are recognized as changes in guarantee liabilities and risk assurance liabilities. In 2019, 2020 and 2021, off-balance
sheet transactions represented 62.6%, 0.5% and 0.9% of the total amount of transactions under the Group’s loan book business, respectively, and the Group recognized RMB1,143.4 million, a reverse of RMB87.9 million and a reverse of RMB201.6 million (US$31.6 million) of changes in guarantee liabilities and risk assurance liabilities during such periods, respectively. Furthermore, if the actual delinquency rates for off-balance
sheet transactions were higher than expected, the Group’s guarantee liabilities and risk assurance liabilities may not be able to cover the actual losses as expected, which could have a material adverse impact on the Group’s working capital, financial condition, results of operations and business operations. The Group’s guarantee liabilities and risk assurance liabilities were RMB1,517.8 million and RMB31.4 million as of December 31, 2019 and 2020, respectively, and the Group paid the relevant institutional funding partners RMB2,084.1 million and RMB1,684.4 million in 2019 and 2020, respectively, as a result of borrowers’ default for off-balance
sheet transactions. The Group’s guarantee liabilities and risk assurance liabilities were RMB0.9 million (US$0.1 million) as of December 31, 2021. Although the relevant amount under the Group’s off-balance
sheet transactions decreased significantly as it primarily funded its credit products with its own capital in 2021, we cannot assure you that off-balance
sheet transactions will not increase in the future.
The Group’s business depends on its ability to collect payment on and service the transactions the Group facilitates under the loan book business.
The Group has implemented payment and collection policies and practices designed to optimize regulatory compliant repayment, while also providing superior borrower experience. The Group’s collection process is divided into distinct stages based on the severity of delinquency, which dictates the level of collection steps taken. For example, automatic reminders through text, voice and instant messages are sent to a delinquent borrower as soon as the collections process commences. The Group’s collection team will also make phone calls to borrowers following the first missed payment and periodically thereafter. For amounts more than 90 calendar days past due, the Group may continue to contact the relevant borrowers by phone. During 2019, 2020 and 2021, the Group recovered RMB197.3 million, RMB310.7 million and RMB244.5 million (US$38.4 million), respectively, of principal and financing service fees of on-balance
sheet transactions for which any installment payment is more than 90 calendar days past due.
Despite the Group’s servicing and collection efforts, we cannot assure you that the Group will be able to collect payments on the transactions it facilitates under the loan book business as expected. The Group’s failure to collect payment on the transactions will have a material adverse effect on its business operations and financial positions. In addition, we aim to control bad debts by utilizing and enhancing the Group’s credit assessment system rather than relying on collection efforts to maintain healthy credit performances. As such, the Group’s collection team may not possess adequate resources and manpower to collect payment on and service the transactions the Group facilitated. If the Group fails to adequately collect amounts owed, then payments of principals and financing service fees to the Group may be delayed or reduced and the Group’s results of operations will be adversely affected. If the amount of transactions facilitated by the Group under the loan book business increases in the future, it may devote additional resources into its collection efforts. However, there can be no assurance that the Group would be able to utilize such additional resources in a cost-efficient manner.
Moreover, the current regulatory regime for debt collection in the PRC remains unclear. Although we aim to ensure the Group’s collection efforts comply with the relevant laws and regulations in the PRC and the Group has established strict internal policies that its collections personnel do not engage in aggressive practices, we cannot assure you that such personnel will not engage in any misconduct as part of their collection efforts. Any such misconduct by the Group’s collection personnel or the perception that the Group’s collection practices are considered to be aggressive and not compliant with the relevant laws and regulations in the PRC may result in harm to the Group’s reputation and business, which could further reduce the Group’s ability to collect payments from borrowers, lead to a decrease in the willingness of prospective borrowers to apply for and utilize the Group’s credit or fines and penalties imposed by the relevant regulatory authorities, any of which may have a material adverse effect on the Group’s results of operations.

The Group’s business may be adversely affected if it is unable to secure funding on terms acceptable to it, or at all.
The Group collaborates with institutional funding partners to fund certain credit drawdowns it facilitates. The Group’s current institutional funding partners include banks, trust companies, consumer finance companies, asset management companies and other institutions. For credit drawdowns currently funded by institutional funding partners, such credit drawdowns are typically either facilitated to borrowers directly from institutional funding partners or indirectly from institutional funding partners through trusts the Group established in collaboration with trust companies. Currently, the Group primarily fund its loan book business with its own capital. The total amount of transactions facilitated by the Group under the loan book business and the transaction services business in 2021 was RMB15,117.3 million (US$2,372.2 million), and RMB480.8 million (US$75.4 million) of such transactions was funded by the Group’s institutional funding partners. The Group’s funding arrangements has changed significantly since inception. The Group’s funding arrangements may continue to evolve. There can be no assurance that the Group’s cooperation with new institutional funding partners will meet its expectations or the expectations of borrowers.
The availability of funding from institutional funding partners depends on many factors, some of which are out of our control. Some of the Group’s institutional funding partners have limited operating history, and there can be no assurance that the Group will be able to rely on their funding in the future. The Group’s ability to cooperate with new institutional funding partners may be subject to regulatory or other limitations. In addition, regardless of the Group’s risk management efforts, credit facilitated by the Group may nevertheless be considered riskier and have a higher delinquency rate than loans provided by traditional financial institutions. In the event there is a sudden or unexpected shortage of funds from the Group’s institutional funding partners or if the Group’s institutional funding partners have determined not to continue to collaborate with the Group, the Group may not be able to maintain necessary levels of funding without incurring high costs of capital, or at all. Furthermore, the Group had historically relied on one institutional funding partner to fund a substantial portion of credit facilitated by the Group. While the Group has since managed to diversify its funding sources, there can be no assurance that the Group’s funding sources will remain or become increasingly diversified in the future. If the Group becomes dependent on a small number of institutional funding partners and any such institutional funding partner determines not to collaborate with the Group or limits the funding that is available, the Group’s business, financial condition, results of operations and cash flow may be materially and adversely affected. Since inception, the Group has from time to time experienced, and may continue to experience, constraints as to the availability of funds from the Group’s institutional funding partners. Such constraints have affected and may continue to affect user experience, including by limiting the Group’s ability to approve new credit applications or resulting in the Group having to curtail the amount that can be drawn down by borrowers under their existing credit limits. Any prolonged constraint as to the availability of funds from the Group’s institutional funding partners may also harm our reputation or result in negative perception of the credit products the Group offers, thereby decreasing the willingness of prospective or existing borrowers to seek credit products from the Group or to draw down on their existing credit. In addition, the Group may not be able to obtain timely payment of the relevant fees from the institutional funding partners and the Group’s relationship with them may suffer as a result.
The Group may be deemed as a lender or a provider of financial services by the PRC regulatory authorities.
The Group commenced its business in early 2014. The Group has established trusts in collaboration with trust companies starting in December 2016. Such trusts are funded by funds from institutional funding partners and the Group’s own capital. Since the trust companies administering such trusts have been licensed by financial regulatory authorities to lend, credit drawdowns funded under this arrangement are not private lending transactions within the meaning of the Provisions of the Supreme People’s Court the Provisions on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases, or the Private Lending Judicial Interpretation, issued by the Supreme People’s Court of the PRC in 2015. The second revised version of the Private Lending Judicial Interpretation, or the Second Revised Private Lending Judicial Interpretation, has been issued in December 2020. In

2021, the amount of transactions facilitated through trusts was RMB14,459.3 million (US$2,269.0 million), representing approximately 97.9% of the total amount of transactions facilitated under the loan book business during such period. The Group currently funds a majority of credit drawdowns initially disbursed by the Group through banks or trusts. The Group historically funded credit drawdowns through online small credit companies established by the Group.
The Group disbursed funds to borrowers without utilizing online small credit companies or trusts in the past, which may be considered to involve the use of the Group’s own capital in lending, as a result of which the Group may be deemed as a lender or a provider of financial services by the PRC regulatory authorities, and the Group may become subject to supervision and restrictions on lending under applicable laws and regulations. For example, the Measures for the Banning of Illegal Financial Institutions and Illegal Financial Business Operations, promulgated by the PRC State Council, or the State Council, in July 1998 and revised in 2011, prohibits financial business activity, including fund raising and facilitating loans to the public, to be conducted without the approval of the People’s Bank of China, or the PBOC. The General Rules on Loans issued by the PBOC in June 1996 provides that a financial institution shall conduct the business with the approval of the PBOC. Otherwise, it will be subject to a fine from one time to five times of the illegal revenues, and the PBOC has the authority to order such business to suspend its operations. Such existing PRC laws and regulations with respect to the supervision and restrictions on lending to the public were primarily aimed to regulate traditional banking and financial institutions at the time of their respective promulgations, and the regulatory environment in the PRC has evolved since then. With the rapid development and evolving nature of the consumer finance industry and other new forms of Internet finance business in China, there are uncertainties as to the interpretation of the laws and regulations mentioned above as well as whether such laws and regulations are applicable to the Group’s business. In the event that the Group is considered by the relevant authorities to be subject to such PRC laws and regulations, and the Group’s past business operations are deemed to be in violation of such laws and regulations, the Group may be exposed to certain administrative penalties, including the confiscation of illegal revenue and fines up to five times the amount of the illegal revenue as mentioned above. Furthermore, the Group’s financing service fees received from borrowers might be fully or partially deemed as interest, such fees may be subject to the restrictions on interest rate as specified in applicable rules on private lending. For example, under the Second Revised Private Lending Judicial Interpretation issued by the Supreme People’s Court in December 2020, such total annual percentage rates (inclusive of any default rate, default penalty and any other fee) exceeding four times that of China’s benchmark one-year
loan prime rate, or LPR, as published on the 20th of each month will not be legally protected. Based on the LPR of 3.7% as published on April 20, 2022, such cap would be 14.8%. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations related to Loans and Intermediation.”
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
Non-Deposit-Taking
Lending published by the PBOC, or the PBOC Note on the Draft Regulations on
Non-Deposit-Taking
Lending. According to the PBOC Note on the Draft Regulations on
Non-Deposit-Taking
Lending, rather than generally categorizing activities like lending to public without the approval of PBOC as illegal, PBOC recognizes that, with the continuous development of the financial industry, the credit market in the PRC has developed into multiple segments, in addition to the traditional lending by financial institutions, and non-deposit-taking
lending organizations of various types have formed an important part of, and enriched the tiers of, the credit market of the PRC. The PBOC also states that the Draft Regulations on
Non-Deposit-Taking
Lending seeks to regulate small credit companies and other
non-deposit-taking
lending organizations that are not covered by the current regulatory framework in the PRC, which we believe may include companies such as the Group.
It is uncertain when or whether the Draft Regulations on
Non-Deposit
Lending-Taking will be officially promulgated and take effect and whether the promulgated version would be substantially revised. Therefore, substantial uncertainty remains regarding the final framework, scope and applicability of the Draft Regulations on
Non-Deposit
Lending-Taking to us. We cannot assure you that the Group’s past or existing practices would not be deemed to violate any existing or future laws, regulations and governmental policies. If the Draft Regulations on
Non-Deposit
Lending-Taking is enacted as proposed, the Group may have to obtain the requisite business permit and operate in accordance with relevant requirements provided therein.
The laws and regulations governing the online consumer finance industry in the PRC are still at a nascent stage and subject to further change and interpretation. If the Group’s business practices or the business practices of the Group’s institutional funding partners are deemed to violate any PRC laws or regulations, the Group’s business, financial condition, results of operations and prospects would be materially and adversely affected.
The PRC government has not adopted a clear regulatory framework governing the new and rapidly-evolving online consumer finance industry in which the Group operates, and the Group’s business may be subject to a variety of laws and regulations in the PRC that involve financial services, including consumer finance, small credit, and private lending. The application and interpretation of these laws and regulations are ambiguous, particularly in the new and rapidly-evolving online consumer finance industry in which the Group operates, and may be interpreted and applied inconsistently between the different government authorities. As of December 31, 2021, the Group had not been subject to any material fines or other penalties under any PRC laws or regulations as to the Group’s business operations. However, if the PRC government adopts a stringent regulatory framework for the online consumer finance industry in the future, and subject market participants such as the Group to specific requirements (including without limitation, capital requirements, reserve requirements and licensing requirements), the Group’s business, financial condition and prospects would be materially and adversely affected. The existing and future rules, laws and regulations can be costly to comply with and if the Group’s practice is deemed to violate any existing or future rules, laws and regulations, the Group may face injunctions, including orders to cease illegal activities, and may be exposed to other penalties as determined by the relevant government authorities as well.
In July 2015, the Guidelines on Promoting the Healthy Development of Internet Finance, or the Internet Finance Guidelines, were jointly released by ten PRC regulatory agencies. The Internet Finance Guidelines set out the regulatory framework and some basic principles on regulating the online consumer finance business in the PRC. The Internet Finance Guidelines specify that the China Banking Regulatory Commission, or the CBRC, will have primary regulatory responsibility for the online consumer finance businesses in China, which as currently used in the Internet Finance Guidelines is interpreted as businesses conducted via the Internet by consumer finance companies. Pursuant to the Pilot Measures for the Administration of Consumer Finance Companies released by the CBRC in November 2013, or the Pilot Consumer Finance Measures, consumer finance companies in the PRC refer to non-banking
financial institutions as approved by the CBRC that do not engage in taking public deposits from individual lenders and provide individual borrowers with consumer loans pursuant to the principles that such loans be small amount in nature and widely dispersed to various borrowers. However, the Internet Finance Guidelines and the Pilot Consumer Finance Measures do not explicitly provide guidance or requirements on other forms of online consumer finance business conducted by participants other than the CBRC-approved consumer finance companies as defined in the Pilot Consumer Finance Measures, including, for example, the Group’s business. Therefore, it is currently uncertain whether the Group’s business practice is subject to the relevant rules regarding online consumer finance companies provided under the Internet Finance Guidelines and consumer finance companies provided under the Pilot Consumer Finance Measures. Given the evolving regulatory environment of the consumer finance industry, the Group cannot rule out the possibility that the CBRC or other government authorities will issue new regulatory requirements to institute a new licensing regime covering our industry. If such a license regime is introduced or new regulatory rules are promulgated, we cannot assure you that the Group would be able to obtain any new licenses or other regulatory approvals in a timely manner, or at all, which would materially and adversely affect the Group’s business and impede the Group’s ability to continue its operations.
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
The Group does not engage in direct loan facilitation between peers. While the Group facilitates transactions that are directly funded by certain institutional funding partners, such companies are financial institutions licensed by financial regulatory authorities to lend. As such, the Group does not consider itself as an “online information intermediary institution” regulated under the Interim Online Lending Information Intermediary Measures. However, we cannot assure you that the CBRC, the P2P Online Lending Rectification Office or other PRC governmental agencies would not expand the applicability of the Interim Online Lending Information Intermediary Measures and/or otherwise regard the Group as an online lending information intermediary institution. As a provider of online credit products, the Group’s business shares certain similarities with those of P2P platforms. In March 2017, Beijing Happy Time received a rectification notice from the Beijing Branch of the Office of Leading Group for Special Rectification against Online Finance Risks, which was also the Office of the Leading Group for Special Rectification against P2P Online Lending Risks of Beijing or the Beijing Rectification Office, the regulator of the Internet finance and online lending industry in Beijing. The rectification notice required Beijing Happy Time to conduct certain improvements and corrections to its business operation to be in compliance with the Interim Online Lending Information Intermediary Measures and the Implementing Scheme of Special Rectification of Risks in the Internet Finance Sector. We do not believe the Group is subject to the Interim Online Lending Information Intermediary Measures, Circular 57 and Circular 157 and have discussed with the Beijing Rectification Office about the difference between the Group’s business and those of “online information intermediary institution” as defined in the Interim Online Lending Information Intermediary Measures and that certain correction requirements in the notice were not actually related to the Group’s business. Nevertheless, the Beijing Rectification Office still required the Group to comply with certain requirements under the Interim Online Lending Information Intermediary Measures regardless of whether the Group is a P2P platform due to the fact that the Group’s institutional funding partners used to include P2P platforms, which were identified as online lending information intermediary institutions in accordance with the Interim Online Lending Information Intermediary Measures and other PRC laws and regulations. As such, the Group was deemed to be participating in a certain part of the “online lending” process as defined in the Interim Online Lending Information Intermediary Measures. The Group has since carried out certain improvements and corrections as required by the Beijing Rectification Office and are maintaining an ongoing dialogue with the Beijing Rectification Office. As of the date of this annual report, the Group has not received final clearance from the Beijing Rectification Office that the Group’s rectification efforts were sufficient, and there can be no assurance that the Group will be able to receive such final clearance. We also cannot assure you that the Beijing Rectification Office will agree with our position that the Group is not an “online information intermediary institution.” In the event that the Group is deemed as an online lending information intermediary institution by the PRC regulatory authorities in the future, the Group may have to register with local financial regulatory authorities and apply for telecommunication business operation licenses if required by the competent authorities, and the Group’s current business practices may be considered to be in violation of the Interim Online Lending Information Intermediary Measures. Accordingly, the Group may face administrative orders to make rectification, receive administrative warnings or criticism notice, monetary penalties up to RMB30,000 and other penalties, and the Group’s business, results of operations and financial position could be materially and adversely affected.
The Group has cooperated with its institutional funding partners, whose compliance with PRC laws and regulations may affect the Group’s business. The Group’s collaboration with institutional funding partners have exposed the Group to and may continue to expose it to additional regulatory uncertainties faced by such institutional funding partners. In addition, the Group has ceased transferring credit drawdowns to P2P platforms in April 2017. Nonetheless, we cannot assure you that the business operations of the Group’s institutional funding partners currently are or will be in compliance with the relevant laws and regulations, and in the event that the Group’s institutional funding partners do not operate their businesses in accordance with the relevant laws and regulations or are engaged in illegal activities, they will be exposed to various regulatory risks and accordingly, the Group’s business, financial condition and prospects would be materially and adversely affected.

In April 2017, the P2P Online Lending Rectification Office, the regulator for administration and supervision on the nationwide Internet finance and online lending, issued the Notice on the Conduction of Check and Rectification of Cash Loan Business Activities and a supplementary notice, or the Notice on Cash Loan. The Notice on Cash Loan requires the local counterparts of the P2P Online Lending Rectification Office to conduct a full-scale and comprehensive inspection of cash loan business conducted by online platforms and require such platforms to conduct necessary improvements and corrections within a designated period to comply with the relevant requirements under the Second Revised Private Lending Judicial Interpretation in December, 2020, the Measures for the Banning of Illegal Financial Institutions and Illegal Financial Business Operations, the Guiding Opinions on Small Credit Companies, the Interim Online Lending Information Intermediary Measures and the Implementing Scheme of Special Rectification of Risks in the Internet Finance Sector. The Notice on Cash Loan focuses on preventing malicious fraudulent activities, loans that are offered at extortionate interest rates and violence in the loan collection processes in the cash loan business operation of online platforms. The P2P Online Lending Rectification Office issued a list of cash loan business that are to be examined, which includes Laifenqi, one of the brands in which the Group uses to market its credit products. In light of the Notice on Cash Loan, the Group has taken measures, including re-evaluating
and adjusting the amount of financing service fees it charges on all credit drawdowns in an effort to comply with applicable regulations. Due to the uncertainties with respect to the interpretation and application of the laws and regulations as stated in the Notice on Cash Loan, we cannot assure you the Group’s business practice will be deemed to be in full compliance with all such laws and regulations, and the Group may face injunctions, including orders to change the Group’s current business activities, and may be exposed to other penalties as determined by the relevant government authorities after such examination according to the Notice on Cash Loan. Furthermore, the Group may be required to conduct certain other improvements or corrections which could be costly, and the Group’s business, financial condition, results of operations and prospects would be materially and adversely affected.
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
The Circular 141 sets forth several general requirements with respect to “cash loan” business, including, among others: (i) no organizations or individuals may conduct the lending business without obtaining approvals for the lending business; (ii) the aggregate borrowing costs of borrowers charged by institutions in the forms of interest and various fees should be annualized and subject to the limit on interest rate of private lending set forth in the Private Lending Judicial Interpretations issued by the Supreme People’s Court; (iii) all relevant institutions shall follow the “know-your-customer” principle and prudently assess and determine the borrower’s eligibility, credit limit, cooling-off
period and other relevant features; (iv) loans to any borrower without income sources are prohibited; (v) all relevant institutions shall enhance the internal risk control and prudently use “data-driven” risk management models; (vi) no lending institution or any third party entrusted thereby may collect debts by means of violence, intimidation, insult, defamation or harassment; and (vii) lending institutions shall strengthen the protection of customers’ information, and shall not steal or misuse customers’ private information in the name of “Big Data,” or illegally trade or disclose customers’ private information.
The Circular 141 also sets forth several requirements on banking financial institutions participating in “cash loan” business, including, among others,(i) such banking financial institutions shall not extend loans jointly with any third-party institution which has not obtained approvals for the lending business, or fund such institution for the purpose of extending loans in any form; (ii) with respect to the loan business conducted in cooperation with third-party institutions, such banking financial institutions shall not outsource the core business (including the credit assessment and risk control), and shall not accept any credit enhancement service whether or not in a disguised form (including the commitment to taking default risks) provided by any third-party institutions with no guarantee qualification and (iii) such banking financial institutions must require and ensure that the third-party institutions shall not collect any interests or fees from the borrowers. It remains uncertain how the regulatory authorities will interpret and enforce the requirements of Circular 141 under various circumstances. The Group has entered into arrangements with several banks which directly fund credit drawdowns to borrowers. The Group refers to such banks qualified credit applications from borrowers, including the Group’s assessment of their credit profiles and the Group’s suggested credit limits. They will then review the credit applications and approve credit for drawdown. Borrowers directly repay principal and financing service fees to the relevant institutional funding partners, who will in turn deduct the principal and fees due to them from the repayments and remit the remainder to the Group as the Group’s loan facilitation fees.
On October 9, 2019, the Supplementary Provisions on the Supervision and Administration of Financing Guarantee, or Financing Guarantee Provisions, is jointly issued by the China Banking and Insurance Regulatory Commission, the National Development and Reform Commission and other seven central governmental departments. Although financing guarantee, which means guarantor providing security for the secured party’s debt financing such as borrowings and issuance of bonds, has always been a licensed activity, the Financing Guarantee Provisions further tightens the supervision of such business. Specifically, it provides that institutions providing customer referral, credit rating or other services for loan lenders are barred from offering financing guarantee services in any manner unless after obtaining necessary approvals. The Group’s off-balance
sheet transactions may be deemed to involve both customer referral and financing guarantee services. However, The Group does not directly or indirectly provide any financing guarantee to lenders without approvals. The Group’s outstanding loans, if involving guarantees, are either guaranteed by one of our wholly owned subsidiaries, Xiamen Xincheng Youda Financing Guarantee Ltd., or Xiamen Xincheng or covered by alternative arrangements with third-party companies with financing guarantee licenses. Xiamen Xincheng has obtained a license to provide financing guarantee service. We have provided guarantees for credit drawdowns through Xiamen Xincheng, which has a registered capital of RMB900 million. As of December 31, 2021, the net assets of Xiamen Xincheng was RMB934.3 million (US$146.6 million), and it was therefore permitted to incur guarantee liabilities and risk assurance liabilities up to RMB9,000.0 million (US$1,412.3 million). We have applied for regulatory approval for a reduction of Xiamen Xincheng’s registered capital to RMB100 million, and we have not received such approval as of the date of this annual report. Nonetheless, if the Group’s arrangement to provide guarantees through the alternative arrangements are deemed to be in violation of Circular 141 or Financing Guarantee Provisions, it could be subject to penalties and/or be required to change its business model. In addition, if the registered capital of Xiamen Xincheng or any other entity that through which the Group provides finance guarantee service decreases, the Group’s ability to provide such service may also be negatively affected. As a result, the Group’s business, financial condition, results of operations and prospects could be materially and adversely affected.
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
Lending practices at the first time. In addition, under the Illegal Lending Opinions, the collection of debts by means of violence is forbidden. Whoever gathers, instigates or hires others to forcibly collect debts by disturbing, pestering, beguiling, gathering a crowd to create momentum or otherwise, which does not constitute a crime independently, but the illegal lending has constituted the crime of illegal operation, shall be imposed a heavier punishment as the case may be in accordance with the provisions on the crime of illegal operation. In an effort to comply with potentially applicable laws and regulations, the Company adjusted the pricing of its credit products in April 2017 to ensure that the annualized fee charged on all credit drawdowns rates (including interest and fees combined) do not exceed 36%. The

Company does not believe the regulatory change represented by the Illegal Lending Opinions will materially affect the Group’s business.
The Group focuses on complying with relevant laws, regulations and government policies applicable to the Group’s business practice in the PRC and have implemented various measures. The Group has established trusts in collaboration with trust companies starting in December 2016. In addition, the Group continuously seeks to work with additional institutional funding partners, including more traditional banking institutions. In April 2017, the Group ceased transferring credit drawdowns to P2P platforms and certain other institutional funding partners. However, due to the lack of clarity in the potential interpretation of the relevant rules and the fact that the rules, laws and regulations are expected to continue to evolve in this newly emerging industry in which the Group operates, we cannot assure you that the Group’s measures would effectively prevent it from violating any existing or future rules, laws and regulations. In addition, although the relevant regulations on P2P platforms do not directly apply to the Group, any regulatory restrictions may cause borrowers with lower credit qualities to seek for the Group’s service, which may have negative effect on the Group’s delinquency rates. Furthermore, such changes in regulations may also affect market sentiment and have a negative impact on the Group’s partnership with institutional funding partners.
As part of the Group’s efforts to obtain funding at competitive costs, the Group may from time to time explore alternative funding initiatives, including through standardized capital instruments. The current PRC regulatory framework does not impose many restrictions and obligations on us as the credit originator of any potential asset-backed securities offering. Pursuant to the relevant PRC laws and regulations, an institution, such as the Group’s online small credit companies, is entitled to establish an asset-backed securities scheme as a credit originator for such scheme on the condition that it has legitimate ownership to the underlying transferred assets that are able to generate independent and predictable cash flow in compliance with relevant laws and regulations. However, the initiators of any potential asset-backed securities scheme with whom the Group works with are required to be financial institutions and they are subject to a variety of laws and regulations in the PRC, such as Administrative Provisions on the Asset Securitization Business of Securities Companies and the Subsidiaries of Fund Management Companies and Measures for the Supervision and Administration of Pilot Projects of Credit Asset Securitization of Financial Institutions. Since the Group will not operate as an initiator of any asset-backed securities scheme, the Group will not be subject to these laws and regulations governing financial institutions as initiators. However, as the laws and regulations applicable to asset-backed securities are still developing, it remains uncertain as to the application and interpretation of such laws and regulations, particularly relating to the new and rapidly evolving online consumer finance industry in which the Group operates.
To the extent the Group issues asset-backed securities in the future, the Group does not plan to issue such securities to investors located in the United States or otherwise meeting the definition of “U.S. persons” as defined under Rule 902 under the Securities Act. As such, we do not believe that any such potential issuances will be subject to the requirements in Regulation AB under the Securities Act and the related rules. Nonetheless, if the Group issues asset-backed securities in the future that are required to be registered under the Securities Act, the Group may need to comply with Regulation AB and related rules, which may make the issuance of such asset-backed securities impracticable.
The Group’s financing service fees may decline in the future and any material decrease in such financing service fees could harm the Group’s business, financial condition and results of operations.
The Group generates a material portion of its total revenues from financing service fees. In 2021, financing income, which the Group recognizes for its on-balance
sheet transactions, comprised 75.9% of the Group’s total revenues. In addition, the Group recognizes revenues from loan facilitation services when it matches borrowers with funding partners and the funds are transferred to the borrowers. Additionally, revenues from post-origination services are recognized evenly over the term of the loans as the services are performed. As such, the amount of financing service fees charged under such arrangements may affect the amount of loan facilitation fees that the Group collects. Any material decrease in the Group’s financing service fees would have a substantial impact on the

Group’s margin. In the event that the amount of financing service fees the Group charges for credit drawdowns it facilitated decrease significantly in the future and the Group is not able to reduce its cost of capital for funds from institutional funding partners or to adopt any cost control initiatives, the Group’s business, financial condition and results of operations will be harmed. To compete effectively, the financing service fees the Group charges could be affected by a variety of factors, including the creditworthiness and ability to repay of the borrowers, the competitive landscape of our industry, the Group’s access to capital and regulatory requirements. The Group’s financing service fees may also be affected by a change over time in the mix of the types of products the Group offers and a change to the Group’s borrower engagement initiatives. The Group’s competitors may also offer more attractive fees, which may require the Group to reduce its financing service fees to compete effectively. Certain consumer financing solutions offered by traditional financial institutions may provide lower fees than the Group’s financing service fees. Although we do not believe such consumer financing solutions currently compete with the Group’s products or target the same unserved or underserved consumers in China, such traditional financial institutions may decide to do so in the future, which may have a material adverse effect as to the financing service fees that the Group will be able to charge. Furthermore, as the Group’s borrowers establish their credit profile over time, they may qualify for and seek out other consumer financing solutions with lower fees, including those offered by traditional financial institutions offline, and the Group may need to adjust its financing service fees to retain such borrowers. In addition, the Group’s financing service fees may be affected by many macroeconomic factors beyond the Group’s control, such as inflation, recession, the state of the credit markets, changes in market interest rates, global economic disruptions, unemployment and fiscal and monetary policies.
The Group’s financing service fees, to the extent they are fully or partially deemed as interest, may also be subject to the restrictions on interest rate as specified in applicable rules on private lending. Circular 141 provides that overall capital cost charged on a borrower, comprised of interests and fees, should be in compliance with the judicial interpretations by the Supreme People’s Court of the PRC regarding interest rates in private lending. According to the Private Lending Judicial Interpretations, if the annual interest rate of a private loan is higher than 36%, the excess will be void and will not be enforced by the courts.
In an effort to comply with potentially applicable laws and regulations, the Group adjusted the pricing of its credit products in April 2017 to ensure that the annualized fee rates charged on all credit drawdowns do not exceed 36%. See “—The laws and regulations governing the online consumer finance industry in the PRC are still at a nascent stage and subject to further change and interpretation. If the Group’s business practices or the business practices of the Group’s institutional funding partners are deemed to violate any PRC laws or regulations, the Group’s business, financial condition, results of operations and prospects would be materially and adversely affected.” In addition, as some of the Group’s institutional funding partners are prohibited from charging fees at annualized rates in excess of 24%, the Group cooperates with various insurance and asset management companies to charge additional fees from the relevant borrowers so that the overall fee rates applicable to such borrowers would still be within the limit of 36% on an annualized basis. If such arrangements were found by the regulatory authorities to be in violation of the applicable laws and regulations, the Group’s business, results of operations and financial condition could be materially and adversely affected.
Under the Second Revised Private Lending Judicial Interpretation issued by the Supreme People’s Court in December 2020, total annual percentage rates (inclusive of any default rate, default penalty and any other fee) for private lending exceeding four times that of China’s benchmark one-year
loan prime rate, or LPR, as published on the 20th of each month will not be legally protected. Based on the LPR of 3.7% as published on April 20, 2022, such cap would be 14.8%. According to the Second Revised Private Lending Judicial Interpretation and Reply by Supreme People’s Court to Issues Concerning the Scope of Application of the New Judicial Interpretation on Private Lending, the interest rate cap is not applicable to the lending business of financial institutions and their branches that have been established with the approval of financial regulatory authorities. Rather, this new policy is generally interpreted as only being applicable to private lending, while the Group’s business almost entirely involves financial institutions. However, it is important to note that the Second Revised Private Lending Judicial Interpretation is newly promulgated, and the policy is subject to further clarifications by courts and regulatory authorities. If the same interest rate cap were applied to the Group’s business as required by relevant courts or regulatory authorities, the Group’s profitability may suffer a material adverse impact, and the Group could incur net losses.
In addition, the Circular 141 requires financial institutions to ensure that the loan facilitation operators they cooperate with do not collect interests or fees from borrowers. Although the Group no longer charges borrowers directly of any financing service fees, the Group does receive service fees from the Group’s institutional funding partners and third-party guarantee companies, which in turn charge fees from borrowers. We do not believe such practice is in violation of Circular 141. However, as the Circular 141 and other relevant regulations lack detailed guidance, the relevant authorities have broad discretion in the interpretation and implementation of such rules. We cannot rule out the possibility that the government authorities would still consider the Group’s business practices described above to be in violation of Circular 141. These regulations may be interpreted or enforced in ways that are different from our understanding and expectations. Moreover, the PRC government may seek to enhance the regulatory scrutiny of our industry and promulgate new laws and regulations in response to the growth of consumer finance. To the extent that any new laws and regulations or any interpretations of existing laws and regulations restrict the Group’s ability to continue its current operations, cause any aspects of the Group’s current operations to become non-compliant,
or impose material compliance costs on it, the Group’s business and results of operations may be materially and adversely affected.
The Group may be deemed to operate financing guarantee business by the PRC regulatory authorities.
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
Under the Group’s loan bank business, the Group has entered into cooperative arrangements with certain banks in which they are identified as the lender under the agreements with borrowers and the borrowers are required to repay the principal and financing service fees directly to them. However, when borrowers under arrangements with banks fail to repay, the Group is obligated to repay the relevant bank the full overdue amount. In addition, pursuant to the Group’s agreement with a consumer finance company, the Group will make cash payments to the consumer finance company based on the overdue amount of loans that the Group has facilitated in which the consumer finance company originates. For 2021, such transactions, which are off-balance
sheet transactions, represented 0.9% of the total amount of transactions under the Group’s loan book business. Historically, the Group also entered into arrangements with various institutional funding partners to fund on-balance
sheet transactions, and the Group was also obligated to compensate such institutional funding partners for borrower default. For 2021, the Group funded all of the on-balance
sheet transactions with its own capital. As such, transactions funded by institutional funding partners represented 0.9% of the total amount of transactions under the Group’s loan book business for year 2021.

Due to the lack of further interpretations, the exact definition and scope of “operating financing guarantee business” under the Financing Guarantee Rules is unclear. It is uncertain whether the Group would be deemed to operate financing guarantee business because of the Group’s current arrangements with institutional funding partners. However, institutions providing customer referral, credit rating or other services for loan lenders are barred from offering financing guarantee services in any manner unless after obtaining necessary approvals in accordance with Financing Guarantee Provisions. Furthermore, pursuant to Circular 141, a bank participating in loan facilitation transactions may not accept credit enhancement service from a third party which has not obtained any license or approval to provide guarantees, including credit enhancement service in the form of a commitment to assume default risks. One of our wholly-owned subsidiaries, Xiamen Xincheng, obtained a license to provide financing guarantee service in March 2019. The Group provides guarantees for certain credit drawdowns through Xiamen Xincheng. Under the Financing Guarantee Rules, the outstanding guarantee liabilities and risk assurance liabilities of a financing guarantee company shall not exceed ten times of its net assets. Nonetheless, the Group may also provide guarantees through alternative arrangements, such as cooperation with third parties with financing guarantee licenses. If such alternative arrangements are deemed to be in violation of Circular 141, the Group could be subject to penalties and/or be required to change the Group’s business model. As a result, the Group’s business, financial condition, results of operations and prospects could be materially and adversely affected.
Injuries, accidents, food safety incidents or other harm suffered by students or employees of the Group’s premises that it operates may subject it to liabilities and damage our reputation.
The Group has significantly downsized the Wanlimu Kids Clubs business. Nonetheless, the business involves inherent risks associated with the safety and wellbeing of the Group’s students and other people visiting or working at the Group’s premises. The Group could face negligence claims for inadequate maintenance of the Group’s premises or lack of supervision of its teachers and other employees. In addition, any defects playground equipment in the Group’s premises or educational tools the Group uses in classrooms may cause harm to students. The Group therefore could be liable for accidents, injuries, food safety incidents or other harm to students or other people at the Group’s premises. Even if the Group is found not legally liable for such accidents or injuries, disputes on liabilities or general complaints by parents regarding food quality, students’ wellbeing or, from time to time, air quality and renovation fumes within the Group’s premises may create unfavorable publicity and our reputation may be damaged on such occasions. Additionally, although the Group maintains certain liability insurance, the insurance coverage may not be adequate to fully protect the Group from claims and liabilities, and reoccurrence of similar accidents may make it difficult for the Group to obtain liability insurance at reasonable prices in the future. Defending such claims may also cause the Group to incur substantial expenses and divert the time and attention of our management.
As the Group is winding down or downsizing certain businesses, it may incur significant write-downs or write-offs,
and the Group’s results of operations, financial condition and liquidity may be materially and adversely affected.
The Group launched the Wanlimu
e-commerce
platform, which offers online luxury fashion products, in March 2020. The Group is in the process of winding down this business to focus on the Group’s other service offerings. The Group operated the Wanlimu
e-commerce
platform primarily on the basis of
just-in-time
ordering, whereby the Group purchased the relevant products from suppliers upon receiving customer orders. As of December 31, 2021, inventory relating to the platform amounted to RMB1.4 million (US$0.2 million). As the Group is winding down the Wanlimu
e-commerce
platform, it may be subject to a heightened risk of inventory obsolescence, a decline in inventory values, and inventory write-downs or write-offs. In addition, the Group may be required to lower sale prices in order to reduce inventory level, which may lead to lower gross margins. Any of the above may materially and adversely affect the Group’s results of operations and financial condition.
The Group launched Wanlimu Kids Clubs, an early childhood education business, in January 2021, and the Group is in the process of significantly downsizing such business. As a result, the Group may incur significant write-downs or write-offs of leasehold improvements and equipment relating to its Wanlimu Kids Clubs business, which may in turn have a material and adverse effect on the Group’s results of operations and financial condition.
The Group has limited experience managing its allowance for loan principal and financing service fee receivables. In addition, the Group’s allowance for loan principal and financing service fee receivables is determined based on both objective and subjective factors and may not be adequate to absorb loan losses if the Group fails to accurately forecast the expected loss.
The Group faces the risk that borrowers fail to repay their principals and financing service fees in full. Estimated credit loss relating to on-balance
sheet transactions is recorded as allowance for loan principal and financing service fee receivables. If the Group experiences higher delinquency rates, such allowance would also increase. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.” The Group has established an evaluation process designed to determine the adequacy of its allowance for loan principal and financing service fee receivables. While this evaluation process uses historical and other objective information, it is also dependent on the Group’s subjective assessment based upon its experience and judgment. In addition, since January 1, 2020 and our adoption of ASC 326, the Group’s evaluation process also take into account certain forward-looking factors that reflect current conditions and reasonable and supportable forecasts of future economic conditions. Actual losses are difficult to forecast, especially if such losses stem from factors beyond the Group’s historical experience. The Group has limited experience managing its allowance for loan principal and financing service fee receivables. Furthermore, the Group shifted its focus of target borrower base from college students to young consumers in general starting from November 2015, and it may not be able to accurately forecast delinquencies of its current target borrower base. Given these challenges, it is possible that the Group will underestimate or overestimate the allowance for loan principal and financing service fee receivables. In addition, the Group is not subject to periodic review by bank regulatory agencies of its allowance for loan principal and financing service fee receivables. As a result, if the Group underestimates the allowance for loan principal and financing service fee receivables, there can be no assurance that the Group’s allowance for loan principal and financing service fee receivables will be sufficient to absorb losses or prevent a material adverse effect on the Group’s business, financial condition and results of operations. Conversely, if the Group overestimates the allowance for loan principal and financing service fee receivables, the Group will record higher provision for loan principal and financing service fee receivables, which will adversely affect the Group’s results of operations.
The Group faces intense competition and, if the Group does not compete effectively, its results of operations could be harmed.
The online consumer finance industry in China is highly competitive and the Group competes with other consumer finance service providers, including online consumer finance service providers, as well as traditional financial institutions, such as banks and consumer finance companies. The Group’s competitors may operate different business models, have different cost structures or participate selectively in different market segments. They may ultimately prove more successful or more adaptable to consumer demand and new regulatory, technological and other developments. Some of the Group’s current and potential competitors have significantly more financial, technical, marketing and other resources than the Group does and may be able to devote greater resources to the development, promotion, sale and support of their offerings. The Group’s competitors may also have longer operating history, more extensive borrower bases or funding sources, greater brand recognition and brand loyalty and broader relationships with funding partners than the Group. Additionally, a current or potential competitor may acquire, or form a strategic alliance with, one or more of the Group’s competitors. The Group’s competitors may be better at developing new products, offering more attractive fees, responding more quickly to new technologies and undertaking more extensive and effective marketing campaigns. Furthermore, in light of the low barriers to entry in the online consumer finance industry, more players may enter this market and increase the level of competition. In response to competition, the Group may have to offer lower amount of financing service fees, which could materially and adversely affect the Group’s business and results of operations. If the Group is unable to compete with such companies and meet the need for innovation in its industry, the demand for the Group’s credit products could stagnate or substantially decline, which could harm the Group’s business and results of operations.
The markets in which the QD Food business competes are rapidly evolving and intensely competitive, and the Group faces an array of competitors from different industry sectors. The Group’s current and potential competitors include, among others, (1) other online food and meal delivery companies, (2) a wide array of food retailers, such as supermarkets and convenience stores,
(3) e-commerce
platforms and (4) casual dining and quick-service restaurants. The Group has very limited experience in most aspects of QD Food’s business operations, such as product design, supply chain management, fulfillment and user acquisition. If the QD Food business fails to compete effectively, the Group’s results of operations and financial condition would be materially and adversely affected.
The Group may be required to obtain additional value-added telecommunication business licenses.
PRC regulations impose sanctions for engaging in Internet information services of a commercial nature without having obtained an Internet content provider license, or the ICP license, and sanctions for engaging in the operation of online data processing and transaction processing without having obtained a value-added telecommunications services, or VATS, license for online data processing and transaction processing, or ODPTP license (ICP and ODPTP are both sub-sets
of value-added telecommunication business). These sanctions include corrective orders and warnings from the PRC communication administration authority, fines and confiscation of illegal gains and, in the case of significant infringements, the websites and mobile apps may be ordered to cease operation. Nevertheless, the interpretation of such regulations and PRC regulatory authorities’ enforcement of such regulations in the context of online consumer finance industry remains uncertain, it is unclear whether online consumer finance service provider like the Group are required to obtain ICP license or ODPTP license, or any other kind of value-added telecommunication business licenses. As of December 31, 2021, Qufenqi (Beijing) Information Technology Co., Ltd., or Qufenqi Beijing, Xiamen Qudian Culture and Technology Co., Ltd., or Xiamen Qudian Culture and Technology, Xiamen Qudian, Xiamen Qu Plus Plus, Xiamen Wanlimu Technology Co., Ltd., and Xiamen Wanlimu Growth Technologies Co., Ltd., or Xiamen Wanlimu Growth, had obtained ICP licenses, and Xiamen Qudian had obtained an ODPTP license and a Service provider license. Given the evolving regulatory environment of the consumer finance industry and value-added telecommunication business, we cannot rule out the possibility that the PRC communication administration authority or other government authorities will explicitly require any of the Group VIEs or subsidiaries of the Group VIEs to obtain ICP licenses, ODPTP licenses or other value-added telecommunication business licenses, or issue new regulatory requirements to institute a new licensing regime for our industry. If such value-added telecommunication business licenses are clearly required in the future, or a new license regime is introduced or new regulatory rules are promulgated, we cannot assure you that the Group would be able to obtain any required license or other regulatory approvals in a timely manner, or at all, which would subject the Group to the sanctions described above or other sanctions as stipulated in the new regulatory rules, and materially and adversely affect the Group’s business and impede its ability to continue its operations.
PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from making loans to our PRC subsidiaries and the Group VIEs, or to make additional capital contributions to our PRC subsidiaries.
We, as an offshore holding company, are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC laws, through loans or capital contributions. However, loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of State Administration of Foreign Exchange, or the SAFE, and capital contributions to our PRC subsidiaries are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System, and registration with other governmental authorities in China.

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
Enterprises, or SAFE Circular 142, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, or Circular 59, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses, or Circular 45. According to Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in the PRC in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated
enterprises. Violations of SAFE Circular 19 and Circular 16 could result in administrative penalties. Circular 19 and Circular 16 may significantly limit our ability to transfer any foreign currency we hold to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.
Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to any of the Group VIEs and their subsidiaries, each a PRC domestic company. Meanwhile, we are not likely to finance the activities of the Group VIEs and their subsidiaries by means of capital contributions given the restrictions on foreign investment in the businesses that are currently conducted by the Group VIEs and their subsidiaries.
In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or any consolidated variable interest entity or future capital contributions by us to our PRC subsidiaries. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries or the Group VIEs and their subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to use foreign currency and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.
We may need additional capital to pursue business objectives and respond to business opportunities, challenges or unforeseen circumstances, and financing may not be available on terms acceptable to us, or at all.
Since inception, we have issued equity securities to support the growth of the Group’s business. In addition, we issued US$345 million aggregate principal amount of convertible senior notes in July 2019. As we intend to continue to make investments to support the growth of the Group’s business, we may require additional capital to pursue the Group’s business objectives and respond to business opportunities, challenges or unforeseen circumstances, including developing new products and services, further enhancing the Group’s risk management capabilities, increasing the Group’s marketing expenditures to improve brand awareness and diversify the Group’s borrower engagement channels by collaborating with other leading Internet companies, enhancing the Group’s operating infrastructure and acquiring complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. However, additional funds may not be available when we need them, on terms that are acceptable to us, or at all. Repayment of the debts may divert a substantial portion of cash flow to pay principal and interest on such debt, which would reduce the funds available for expenses, capital expenditures, acquisitions and other general corporate purposes; and we may suffer default and foreclosure on the Group’s assets if the Group’s operating cash flow is insufficient to repay debt obligations, which could in turn result in acceleration of obligations to repay the indebtedness and limit our sources of financing.
Volatility in the credit markets may also have an adverse effect on our ability to obtain debt financing. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Class A ordinary shares. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to pursue the Group’s business objectives and to respond to business opportunities, challenges or unforeseen circumstances could be significantly limited, and the Group’s business, operating results, financial condition and prospects could be adversely affected.
Servicing our debt may require a significant amount of cash, and we may not have sufficient cash flow from the Group’s business to pay our debt.
In July 2019, we issued US$345 million aggregate principal amount of convertible senior notes due 2026. The convertible notes bear interest at a rate of 1.00% per year, payable on July 1 and January 1 of each year, beginning on January 1, 2020. The convertible notes will mature on July 1, 2026, unless earlier redeemed, repurchased or converted in accordance with their terms. As of March 31, 2022, we have repurchased US$297.5 million aggregate principal amount of convertible notes, and the outstanding principal amount was US$47.5 million.
Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness, including the notes, depends on the Group’s future performance, which is subject to economic, financial, competitive and other factors beyond our control. The Group’s business may not continue to generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If the Group is unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.
Any harm to our brands or reputation or any damage to the reputation of the online consumer finance industry may materially and adversely affect the Group’s business and results of operations.
Enhancing the recognition and reputation of our brands is critical to the Group’s business and competitiveness, since this initiative affects our ability to attract and better serve borrowers and institutional funding partners. Factors that are vital to this objective include our ability to:

•	maintain the effectiveness, quality and reliability of the Group’s systems;

•	provide borrowers with a superior experience;

•	engage a large number of quality borrowers with low delinquency rate;

•	enhance and improve the Group’s credit assessment model and risk management system;

•	enhance the quality of the Group’s funding sources;

•	effectively manage and resolve borrower complaints; and

•	effectively protect personal information and privacy of borrowers.

Any malicious or otherwise negative allegation made by the media or other parties about the foregoing or other aspects of the Group, including our management, business, compliance with law, financial condition, prospects or the Group’s historical business operations on campuses, such as the ongoing putative shareholder class action lawsuits that we are involved in, whether with merit or not, could severely hurt our reputation and harm the Group’s business and results of operations. In addition, certain factors that may adversely affect our reputation are beyond our control. Negative publicity about the parties that the Group collaborates with, such as institutional funding partners or other business partners, including negative publicity about any failure by them to adequately protect the information of their users, to comply with applicable laws and regulations or to otherwise meet required quality and service standards, could also harm our reputation or result in negative perception of the products the Group offers. Furthermore, any negative development in the online consumer finance industry, such as bankruptcies or failures of other consumer finance service providers, and especially a large number of such bankruptcies or failures, or negative perception of the industry as a whole, such as that arises from any failure of other consumer finance platforms to detect or prevent money laundering or other illegal activities, even if factually incorrect or based on isolated incidents, could compromise our image, undermine the trust and credibility we have established and impose a negative impact on the Group’s ability to attract new borrowers and to collaborate with and retain institutional funding partners. Negative developments in our industry, such as widespread borrower default, fraudulent behavior and/or the closure of other online consumer finance service providers, may also lead to tightened regulatory scrutiny of the sector and limit the scope of permissible business activities that may be conducted. If any of the foregoing takes place, the Group’s business and results of operations could be materially and adversely affected.
As the Group winds down Dabai Auto business, revenues generated from such business will decrease, and the Group may record write-downs in relation to the process of winding down such business.
The Group has started to wind down its budget auto financing business in the second quarter of 2019 to focus on its core consumer finance business. As a result, revenues generated from the Dabai Auto business will further decrease. Sales income in relation to Dabai Auto business was RMB411.4 million, RMB122.8 million and RMB23.3 million (US$3.7 million) in 2019, 2020 and 2021, respectively. As of December 31, 2021, the Group carried finance lease receivable of RMB31.9 million (US$5.0 million). The decrease in revenues generated from Dabai Auto business and any further write-down that may be recorded during the process of winding down such business may adversely affect the Group’s business, financial condition and results of operations.
Credit analysis and other information that the Group receives from other parties concerning a prospective borrower may be inaccurate or may not accurately reflect such prospective borrower’s creditworthiness, which may compromise the accuracy of the Group’s credit assessment.
For the purpose of credit assessment and pricing, the Group obtains prospective borrower’s credit analysis and other information from them as well as, with their authorization, from external parties, and assess applicants’ creditworthiness based on such information. Such external party’s credit assessment system may still be at a development stage and therefore have limitations in measuring borrowers’ creditworthiness. The Group has experienced instances where credit analysis information provided by an external party was not fully predictive of actual delinquency rates. Therefore, the Group does not rely on inputs from one or only a few external parties. Instead, the Group uses inputs from many external parties for its credit assessment model to enhance its risk management capabilities. As the credit assessment methodologies of external parties are not disclosed to the Group, the Group may not have adequate knowledge of the assumptions behind their credit analysis, which could cause the Group’s model to produce inaccurate results. In addition, if there is an adverse change in the economic condition, credit analysis information provided by external parties may not be a reliable reference to assess an applicant’s creditworthiness, which may compromise the Group’s risk management capabilities. As a result, the Group’s assessment of a borrower’s credit profile may not reflect that particular borrower’s actual creditworthiness because assessment may be based on outdated, incomplete or inaccurate information. In addition, the completeness and reliability of information on borrower’s credit risk available in the PRC is relatively limited. The PBOC has developed and put into use a credit reference center which remains relatively underdeveloped. The information available to the Group and external parties from whom the Group obtains information for its credit assessment model is limited. The Group also currently does not have a comprehensive way to determine whether prospective borrowers have obtained loans through other consumer finance platforms, creating the risk whereby a borrower may utilize the Group’s credit products in order to pay off loans from other sources. There is also a risk that, following the Group’s obtaining a borrower’s information, the borrower may have:

•	become delinquent in the payment of an outstanding obligation;

•	defaulted on a pre-existing debt obligation;

•	taken on additional debt; or

•	sustained other adverse financial events.
Such inaccurate or incomplete borrower credit analysis and other information could compromise the accuracy of the Group’s credit assessment and adversely affect the effectiveness of the Group’s control over its delinquency rates. The Group may not be able to recoup funds underlying transactions made in connection with inaccurate or incomplete borrower credit information, in which case the Group’s results of operations will be harmed.
Erroneous reports with respect to certain of the Group’s users have been sent to the credit reference center of the PBOC, which may result in reputational damage to us.
Some of the Group’s institutional funding partners report delinquencies of the Group’s users to the credit reference center of the PBOC, which adversely affect such users’ abilities to obtain loans in the future. Due to errors in the Group’s interfaces with certain institutional funding partners, the Group failed to inform such institutional funding partners about repayments made by certain of the Group’s users. As a result, such institutional funding partners believed that the users were delinquent on loan repayments and therefore made erroneous reports to the credit reference center of the PBOC. Neither the Group nor the institutional funding partners are subject to legal liabilities if the institutional funding partners timely inform the PBOC about the errors after receiving complaints from the borrowers.
As isolated incidents, the erroneous reports have not resulted in any material adverse effect on the Group’s business. To avoid future errors, the Group has started to request its institutional funding partners to compare their records of delinquent borrowers with the Group’s. However, there can be no assurance that the Group’s institutional funding partners will agree with the measure we proposed or that such measure will be effective in preventing errors. If additional erroneous reports were made to the PBOC in the future, the Group may suffer reputational damage due to the negative publicity, which could have a material adverse effect on the Group’s business, results of operations and financial condition.
The Group is subject to risks associated with other parties with which it collaborates. If such other parties fail to perform or provide reliable or satisfactory services, the Group’s business, financial condition and results of operations may be materially and adversely affected.
The Group collaborates with certain other parties in providing the Group’s credit products to borrowers. Such other parties include the Group’s institutional funding partners and the Group’s cloud computing service provider. These parties may not be able sufficiently or timely fund credit that the Group facilitates or provide satisfactory merchandise and services to the Group and/or borrowers on commercially acceptable terms or at all. Any failure by these parties to continue with good business operations, comply with applicable laws and regulations or any negative publicity on these parties could damage our reputation, expose the Group to significant penalties and decrease the Group’s total revenues and profitability. Also, if the Group fails to retain existing or attract new quality parties to collaborate with, the Group’s ability to retain existing borrowers, engage prospective borrowers may be severely limited, which may have a material and adverse effect on the Group’s business, financial condition and results of operations. In addition, certain of these other parties that the Group collaborates with have access to the Group’s user data to a limited extent in order to provide their services. If these other parties engage in activities that are negligent, illegal or otherwise harmful to the trustworthiness and security of the Group’s products or system, including the leak or negligent use of data, or users are otherwise dissatisfied with their service quality, we could suffer reputational harm, even if these activities are not related to, attributable to or caused by the Group.
Fraudulent activity could negatively impact the Group’s results of operations, brand and reputation and cause the use of the Group’s credit products and services to decrease.
The Group is subject to the risk of fraudulent activity associated with borrowers and parties handling user information. The Group’s resources, technologies and fraud detection tools may be insufficient to accurately detect and prevent fraud. For example, the Group currently does not have a comprehensive way to determine whether prospective borrowers have obtained loans through other consumer finance platforms, creating the risk whereby a borrower may borrow money through the Group in order to pay off loans from other sources. Even if the Group identifies a fraudulent borrower and reject his or her credit application, such borrower may re-apply
by using fraudulent information. The Group may fail to identify such behavior, despite its measures to verify personal identification information provided by borrowers. Furthermore, the Group may not be able to recoup funds underlying transactions made in connection with fraudulent activities. A significant increase in fraudulent activities could negatively impact our brands and reputation, discourage institutional funding partners from collaborating with the Group, reduce the amount of transactions facilitated to borrowers and lead the Group to take additional steps to reduce fraud risk, which could increase the Group’s costs. High profile fraudulent activity could even lead to regulatory intervention, and may divert our management’s attention and cause the Group to incur additional expenses and costs. Although the Group has not experienced any material business or reputational harm as a result of fraudulent activities in the past, we cannot rule out the possibility that fraudulent activities may materially and adversely affect the Group’s business, financial condition and results of operations in the future.
The Group relies on institutional funding partners to fund credit drawdowns to borrowers, which may constitute provision of intermediary service, and the Group’s agreements with these institutional funding partners and borrowers may be deemed as intermediation contracts under the PRC Civil Code.
Under the PRC Civil Code, if an intermediary conceals any material fact intentionally or provides false information in connection with the conclusion of the proposed contract, which results in harm to the client’s interests, the intermediary may not claim for service fees and is liable for the damages caused. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations related to Loans and Intermediation.” Therefore, if the Group fails to provide material information to institutional funding partners, or if it fails to identify false information received from borrowers or others and in turn provide such information to institutional funding partners, and in either case if the Group is also found to be at fault, due to failure or deemed failure to exercise proper care, such as to conduct adequate information verification or supervision of the Group’s employees, or to accurately detect and prevent fraud due to ineffectiveness of the Group’s fraud detection tools, the Group could be held liable for damages caused to institutional funding partners as an intermediary pursuant to the PRC Civil Code. In addition, if the Group fails to complete its obligations under the agreements with institutional funding partners and borrowers, it could also be held liable for damages caused to borrowers or institutional funding partners pursuant to the PRC Civil Code. On the other hand, the Group does not assume any liability solely on the basis of failure to correctly assign a credit limit to a particular borrower in the process of facilitating transactions, as long as it does not conceal any material fact intentionally or provide false information, and are not found to be at fault otherwise. However, due to the lack of detailed regulations and guidance in the area of online consumer finance platforms and the possibility that the PRC government authority may promulgate new laws and regulations regulating online consumer finance platforms in the future, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations for the online consumer finance industry, and there can be no assurance that the PRC government authority will ultimately take a view that is consistent with ours.

Fluctuations in interest rates could negatively affect the amount of transactions facilitated by the Group and cost of capital for funds provided to borrowers.
All credit facilitated by the Group have fixed financing service fees. If prevailing market interest rates rise, the Group’s cost of capital for funds will increase, which may force the Group to increase the financing service fees it charges for on-balance
sheet transactions. If the Group’s borrowers decide not to utilize the Group’s credit products because of such an increase in financing service fees, the Group’s ability to retain existing borrowers, attract or engage prospective borrowers as well as the Group’s competitive position may be severely limited. We cannot assure you that the Group will be able to effectively manage such interest risk at all times or pass on any increase in interest rate to the Group’s borrowers. If the Group is unable to effectively manage such an increase, the Group’s business, profitability, results of operations and financial condition could be materially and adversely affected. If prevailing market interest rates decrease and the Group fails to adjust the amount of financing service fees it charges for on-balance
sheet transactions accordingly, prospective borrowers may take advantage of the lower funding cost offered by other parties. As a result, any fluctuation in the interest rate environment may discourage borrowers from making credit applications from the Group or utilize their approved credit, which may adversely affect the Group’s business.
If the Group is unable to provide a high quality borrower experience, its business and reputation may be materially and adversely affected.
The success of the Group’s business depends in part on its ability to provide high quality borrower experience, which in turn depends on a variety of factors. These factors include the Group’s ability to continue to offer credit products at competitive amount of financing service fees and adequate credit limits, reliable and user-friendly
website interface and mobile apps for borrowers to browse, apply for credit, and purchase merchandise, and further improve the Group’s online credit approval process and maintain collection practices that are in strict compliance with applicable laws. If borrowers are not satisfied with the Group’s credit products, or the Group’s system is severely interrupted or otherwise fail to meet the borrowers’ requests, the Group’s reputation and borrower loyalty could be adversely affected.
The Group’s quarterly results may fluctuate significantly and may not fully reflect the underlying performance of the Group’s business.
The Group’s quarterly results of operations, including the levels of the Group’s total revenues, cost of revenues and operating expenses, net income/(loss) and other key metrics, may vary significantly in the future due to a variety of factors, some of which are outside of our control, and period-to-period
comparisons of the Group’s operating results may not be meaningful, especially given the Group’s limited operating history. Accordingly, the results for any one quarter are not necessarily an indication of future performance. Fluctuations in quarterly results may adversely affect the price of our ADSs. Factors that may cause fluctuations in the Group’s quarterly financial results include:

•	the Group’s ability to attract new borrowers and maintain relationships with existing borrowers;

•	the amount of transactions;

•	the mix of products the Group offers;

•	delinquency rates of transactions the Group facilitates;

•	the amount and timing of cost of revenues and operating expenses related to acquiring borrowers and the maintenance and expansion of the Group’s business, operations and infrastructure;

•	the Group’s ability to establish relationship with additional institutional funding partners and maintain relationships with existing institutional funding partners;

•	the Group’s ability to secure funding for credit the Group facilitates on reasonable terms;

•	performance of the Group’s non-credit businesses;

•	the timing of expenses related to the development or acquisition of technologies or businesses;

•	network outages or security breaches;

•	general economic, industry and market conditions; and

•	changes in applicable laws and regulations.
In addition, the Group may experience seasonality in its credit business, reflecting a combination of seasonality patterns of the retail market and the Group’s promotional activities. In recent years, many online and offline retailers in China hold promotions on November 11 and December 12 of each year, which drives significant increase in retail sales. Higher retail sales during the shopping seasons may generate greater demand for the Group’s credit products. As a result, the Group may record higher total revenues during the fourth quarter of each year compared to other quarters. On the other hand, the Group’s total revenues for the first quarter tend to be lower due to the Chinese New Year holiday that generally reduces borrowing activities. On the other hand, lower financing service fee amount may decrease the Group’s margin for the relevant periods. Due to the Group’s limited operating history, the seasonal trends that it has experienced in the past may not apply to, or be indicative of, its future operating results.
Furthermore, the Group has commenced construction of its innovation park in Xiamen, Fujian Province, and the construction is expected to be completed in the first quarter of 2023. If the costs and expenses incurred for the construction exceed our planned limits, the Group’s financial results may be negatively affected.
The Group may experience seasonality in the QD Food business. However, as the Group only launched the business recently, it has not observed any seasonal trends relating to QD Food.
The Group’s success and future growth depend significantly on the Group’s successful marketing efforts, and if the Group is unable to promote and maintain our brands in an effective and cost-efficient way, the Group’s business and financial results may be harmed.
We believe that developing and maintaining awareness of our brands effectively is critical to attracting new and retaining existing users. Successful promotion of our brands and the Group’s ability to attract users depend largely on the effectiveness of the Group’s marketing efforts and the success of the channels the Group uses to promote its brands and products. Our efforts to build our brands may cause the Group to incur significant expenses. These efforts may not result in increased revenue in the immediate future or at all and, even if they do, any increases in revenue may not offset the expenses incurred. If the Group fails to successfully promote and maintain our brands while incurring substantial expenses, the Group’s results of operations and financial condition would be adversely affected, which may impair the Group’s ability to grow its business.
The Group’s business and internal systems rely on software that is highly technical, and if it contains undetected errors, the Group’s business could be adversely affected.
The Group’s business and internal systems rely on software that is highly technical and complex. In addition, the Group’s business and internal systems depend on the ability of such software to store, retrieve, process and manage large amounts of data. The software on which the Group relies has contained, and may now or in the future contain, undetected errors or bugs. Some errors may only be discovered after the code has been released for external or internal use. Errors or other design defects within the software on which the Group relies may result in a negative experience for users, delay introductions of new features or enhancements, result in errors or compromise our ability to protect user data or the Group’s intellectual property, or affect the accuracy of the Group’s operating data. Any errors, bugs or defects discovered in the software on which the Group relies could result in harm to the Group’s reputation, loss of users, liability for damages, any of which could adversely affect the Group’s business, financial condition and results of operations.

Any significant disruption in the Group’s information technology systems, including events beyond our control, could prevent the Group from offering its products, thereby reduce the attractiveness of the Group’s products and result in a loss of borrowers or institutional funding partners.
In the event of a system outage and physical data loss, the Group’s ability to provide products would be materially and adversely affected. The satisfactory performance, reliability and availability of the Group’s technology and its underlying network infrastructure are critical to the Group’s operations, user service, reputation and the Group’s ability to attract new and retain existing borrowers and institutional funding partners. The Group’s information technology systems infrastructure is currently deployed and the Group’s data is currently maintained on customized cloud computing services in China. The Group’s operations depend on the service provider’s ability to protect its and the Group’s systems in its facilities against damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or attempts to harm the Group’s systems, criminal acts and similar events. Since the launch of the Group’s business, the Group had experienced the system outage during the holiday seasons in China due to competition for available cloud computing services provided by the Group’s service provider and we cannot assure you that such incidents will not occur in the future. Moreover, if the Group’s arrangement with this service provider is terminated or if there is a lapse of service or damage to their facilities, the Group could experience interruptions in its service as well as delays and additional expense in arranging new products for borrowers.
Any interruptions or delays in the Group’s service, whether as a result of third-party error, the Group’s error, natural disasters or security breaches, whether accidental or willful, could harm the Group’s relationships with borrowers and institutional funding partners and our reputation. Additionally, in the event of damage or interruption, the Group’s insurance policies may not adequately compensate the Group for any losses that it may incur. The Group also may not have sufficient capacity to recover all data and services in the event of an outage. These factors could prevent the Group from processing credit applications and other business operations, damage our brands and reputation, divert the Group’s employees’ attention, reduce the Group’s revenue, subject the Group to liability and cause users to abandon the Group’s products, any of which could adversely affect the Group’s business, financial condition and results of operations.
Misconduct and errors by the Group’s employees and parties the Group collaborates with could harm the Group’s business and reputation.
The Group is exposed to many types of operational risks, including the risk of misconduct and errors by the Group’s employees and parties that the Group collaborates with. The Group’s business depends on its employees and/or business partners to interact with users, process large numbers of transactions, deliver merchandise purchased by borrowers, providing user and after-sale product services and support the collection process, all of which involve the use and disclosure of personal information. The Group could be materially and adversely affected if transactions were redirected, misappropriated or otherwise improperly executed, if personal information was disclosed to unintended recipients or if an operational breakdown or failure in the processing of transactions occurred, whether as a result of human error, purposeful sabotage or fraudulent manipulation of the Group’s operations or systems. It is not always possible to identify and deter misconduct or errors by employees or business partners, and the precautions the Group takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. If any of the Group’s employees or business partners take, convert or misuse funds, documents or data or fail to follow the Group’s rules and procedures when interacting with users, the Group could be liable for damages and subject to regulatory actions and penalties. Any future allegations of employee misconduct, whether perceived or actual, could materially and adversely affect the Group’s reputation and business. The Group could also be perceived to have facilitated or participated in the illegal misappropriation of funds, documents or data, or the failure to follow the Group’s rules and procedures, and therefore be subject to civil or criminal liability. Any of these occurrences could result in the Group’s diminished ability to operate its business, potential liability to users, inability to attract users, reputational damage, regulatory intervention and financial harm, which could negatively impact the Group’s business, financial condition and results of operations.

The Group’s teachers are the ones who interact directly with the Group’s students and their families. Despite the Group’s constant emphasis on service quality, the Group’s continuous training of its teachers as well as its close supervision on a daily basis, we cannot assure that the Group’s teachers will completely follow the Group’s service manual and standards all the time. Any misbehavior or unsatisfactory performance of the Group’s teachers will hurt our reputation and potentially the Group’s operation results and financial performance. Any improper behavior of the Group’s teachers, whether actual or perceived, would result in negative publicity and adversely affect the Group’s business and brand.
If the Group is unable to protect the confidential information of its users and adapt to the relevant regulatory framework as to protection of such information, the Group’s business and operations may be adversely affected.
The Group collects, store and process certain personal and other sensitive data from its users, which makes the Group an attractive target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins
or similar disruptions. While the Group has taken steps to protect the confidential information that it has access to, the Group’s security measures could be breached. Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, the Group may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to the Group’s system could cause confidential user information to be stolen and used for criminal purposes. Security breaches or unauthorized access to confidential information could also expose the Group to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in the Group’s technology infrastructure are exposed and exploited, the Group’s relationships with users could be severely damaged, the Group could incur significant liability and its business and operations could be adversely affected. For example, there have been media reports alleging that former employees of the Group have misappropriated and sold borrower data. The Group is not aware of any former employee who has been identified by law enforcement authorities to have engaged in such misconduct, and we do not believe such allegations have had a material impact on the Group’s business. However, future allegations of data breaches, whether perceived or actual, could materially and adversely affect the Group’s reputation and business.
In addition, PRC government authorities have enacted a series of laws and regulations in regard of the protection of personal information, under which internet service providers and other network operators are required to comply with the principles of legality, justification and necessity, to clearly indicate the purposes, methods and scope of any information collection and usage, and to obtain the consent of users, as well as to establish user information protection system with appropriate remedial measures. The Group has obtained the consents from its users to use their personal information within the scope of authorization and the Group has taken technical measures to ensure the security of such personal information and prevent the personal information from being divulged, damaged or lost. However, there is uncertainty as to the interpretation and application of such laws which may be interpreted and applied in a manner inconsistent with the Group’s current policies and practices or require changes to the features of the Group’s system. We cannot assure you that the Group’s existing user information protection system and technical measures will be considered sufficient under applicable laws and regulations. If the Group is unable to address any information protection concerns, or to comply with the then applicable laws and regulations, it may incur additional costs and liability and the Group’s reputation, business and operations might be adversely affected.
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
As of December 31, 2021, our management has concluded that our internal control over financial reporting is effective. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” Our independent registered public accounting firm has issued a report, which has concluded that we maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021.
However, our internal control over financial reporting may not prevent or detect all errors and all fraud for a variety of reasons. Among others, the Group operates its business in China, an emerging market where the overall internal control environment may not be as strong as in more established markets. In addition, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.
If we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If that were to happen, the trading price of our ADSs could decline and we could be subject to sanctions or investigations by the NYSE, SEC or other regulatory authorities.
The Group may not be able to prevent others from unauthorized use of its intellectual property, which could harm its business and competitive position.
We regard the Group’s trademarks, domain names, copyrights,
know-how,
proprietary technologies and similar intellectual property as critical to the Group’s success, and the Group relies on trademark and trade secret law and confidentiality, invention assignment and non-compete
agreements with the Group’s employees and others to protect the Group’s proprietary rights. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Intellectual Property Rights.” However, we cannot assure you that any of the Group’s intellectual property rights would not be challenged, invalidated or circumvented, or such intellectual property will be sufficient to provide the Group with competitive advantages. In addition, other parties may misappropriate the Group’s intellectual property rights, which would cause the Group to suffer economic or reputational damages. Because of the rapid pace of technological change, nor can we assure you that all of the Group’s proprietary technologies and similar intellectual property will be patented in a timely or cost-effective
manner, or at all. Furthermore, parts of the Group’s business rely on technologies developed or licensed by other parties, or co-developed
with other parties, and the Group’s may not be able to obtain or continue to obtain licenses and technologies from these other parties on reasonable terms, or at all.
It is often difficult to register, maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment and non-compete
agreements may be breached by counterparties, and there may not be adequate remedies available to the Group for any such breach. Accordingly, the Group may not be able to effectively protect its intellectual property rights or to enforce the Group’s contractual rights in China. Preventing any unauthorized use of the Group’s intellectual property is difficult and costly and the steps the Group takes may be inadequate to prevent the misappropriation of its intellectual property. In the event that the Group resorts to litigation to enforce its intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that the Group will prevail in such litigation. In addition, the Group’s trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. To the extent that the Group’s employees or consultants use intellectual property owned by others in their work for the Group, disputes may arise as to the rights in related know-how
and inventions. Any failure in protecting or enforcing the Group’s intellectual property rights could have a material adverse effect on the Group’s business, financial condition and results of operations.
The Group may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt its business and operations.
We cannot be certain that the Group’s operations or any aspects of the Group’s business do not or will not infringe upon or otherwise violate trademarks, copyrights, know-how,
proprietary technologies or other intellectual property rights held by other parties. The Group may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be other parties’ trademarks, copyrights, know-how,
proprietary technologies or other intellectual property rights that are infringed by the Group’s products or other aspects of the Group’s business without the Group’s awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against the Group in China, the United States or other jurisdictions. If any infringement claims are brought against the Group, the Group may be forced to divert management’s time and other resources from its business and operations to defend against these claims, regardless of their merits.
Additionally, the application and interpretation of China’s intellectual property right laws and the procedures and standards for granting trademarks, copyrights, know-how,
proprietary technologies or other intellectual property rights in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If the Group were found to have violated the intellectual property rights of others, the Group may be subject to liability for its infringement activities or may be prohibited from using such intellectual property, and it may incur licensing fees or be forced to develop alternatives of its own. As a result, the Group’s business and results of operations may be materially and adversely affected.
The Group may be required to segregate its own assets from those assets of the institutional funding partners and borrowers.
Pursuant to the Circular of the General Office of the PRC State Council on Issuing the Implementing Proposals for the Special Rectification of Internet Financial Risks adopted in April 2016, online finance institutions are required to segregate assets of the institutional funding partners and borrowers in a custodian bank from their own assets. However, there is uncertainty as to the implementation of such regulations, and the scope of online finance institutions which are subject to such assets segregation liabilities remains unclear. In addition, commercial banks in the PRC currently only provide custodian services to online lending information intermediary institutions as defined under the Interim Online Lending Information Intermediary Measures. We do not consider the Group as an online lending information intermediary institution as defined under the Interim Online Lending Information Intermediary Measures, and the Group currently does not engage commercial banks in the PRC to provide such custodian services to the Group. The Group uses its best efforts to separate its own assets from those assets of the institutional funding partners to whom the Group transfers credit drawdowns by setting up separate bank accounts to monitor the assets of such institutional funding partners. However, since such bank accounts are still under the Group’s names and all the assets are therefore considered to be owned by the Group from a PRC legal perspective, if any person enforces a judgment against the Group’s assets, the assets of the institutional funding partners and borrowers will be enforced against as well. In addition, if the Group is deemed as an online lending information intermediary institution by the applicable regulatory authorities under the Interim Online Lending Information Intermediary Measures in the future, the Group may be subject to regulatory measures, such as warnings, fines and other measures permitted under the law, for the Group’s current practices.

Any failure by the Group, institutional funding partners or payment processors to comply with applicable anti-money laundering and anti-terrorist financing laws and regulations could damage our reputation, expose the Group’s to significant penalties, and decrease the Group’s revenues and profitability.
The Group has implemented various policies and procedures in compliance with all applicable anti-money laundering and anti-terrorist financing laws and regulations, including internal controls and “know-your-customer” procedures, for preventing money laundering and terrorist financing. In addition, the Group relies on its institutional funding partners and payment processors, in particular online payment companies that handle the transfer of funds from institutional funding partners to the Group and the borrowers, to have their own appropriate anti-money laundering policies and procedures. Certain of the Group’s institutional funding partners and online payment companies are subject to anti-money laundering obligations under applicable anti-money laundering laws and regulations and are regulated in that respect by the PBOC. The Group has adopted commercially reasonable procedures for monitoring its institutional funding partners and payment processors.
The Group has not been subject to fines or other penalties, or suffered business or other reputational harm, as a result of actual or alleged money laundering or terrorist financing activities in the past. However, the Group’s policies and procedures may not be completely effective in preventing other parties from using the Group, any of the Group’s institutional funding partners, or payment processors as a conduit for money laundering (including illegal cash operations) or terrorist financing without the Group’s knowledge. If the Group were to be associated with money laundering (including illegal cash operations) or terrorist financing, our reputation could suffer and the Group could become subject to regulatory fines, sanctions, or legal enforcement, including being added to any “blacklists” that would prohibit certain parties from engaging in transactions with the Group, all of which could have a material adverse effect on the Group’s financial condition and results of operations. Even if the Group, the Group’s institutional funding partners and payment processors comply with the applicable anti-money laundering laws and regulations, the Group, institutional funding partners and payment processors may not be able to fully eliminate money laundering and other illegal or improper activities in light of the complexity and the secrecy of these activities. Any negative perception of the industry, such as that arises from any failure of other online consumer finance service providers to detect or prevent money laundering activities, even if factually incorrect or based on isolated incidents, could compromise our image, undermine the trust and credibility we have established, and negatively impact the Group’s financial condition and results of operation.
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
The Group’s business depends on the continued efforts of our senior management. If one or more of our key executives were unable or unwilling to continue in their present positions, our business may be severely disrupted.
The Group’s business operations depend on the continued services of our senior management, particularly the executive officers named in this annual report. In particular, Mr. Min Luo, our founder, chairman and chief executive officer, is critical to the management of the Group’s business and operations and the development of our strategic direction. While we have provided different incentives to our management, we cannot assure you that we can continue to retain their services. If one or more of our key executives were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, the Group’s future growth may be constrained, the Group’s business may be severely disrupted and the Group’s financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. In addition, although we have entered into confidentiality and non-competition
agreements with our management, there is no assurance that any member of our management team will not join our competitors or form a competing business. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.
Competition for employees is intense, and the Group may not be able to attract and retain the qualified and skilled employees needed to support the Group’s business.
We believe the Group’s success depends on the efforts and talent of the Group’s employees, including technology and product development, risk management, operation management and finance personnel. The Group’s future success depends on its continued ability to attract, develop, motivate and retain qualified and skilled employees. Competition for highly skilled technical, risk management, operation management and financial personnel is extremely intense. The Group may not be able to hire and retain these personnel at compensation levels consistent with its existing compensation and salary structure. Some of the companies with which the Group competes for experienced employees have greater resources than the Group has and may be able to offer more attractive terms of employment.
In addition, the Group invests significant time and expenses in training the Group’s employees, which increases their value to competitors who may seek to recruit them. If the Group fails to retain its employees, the Group could incur significant expenses in hiring and training their replacements, and the quality of the Group’s services and the Group’s ability to serve borrowers and investors could diminish, resulting in a material adverse effect to the Group’s business.
Increases in labor costs in the PRC may adversely affect the Group’s business and results of operations.
The economy in China has experienced increases in inflation and labor costs in recent years. As a result, average wages in the PRC are expected to continue to increase. In addition, the Group is required by PRC laws and regulations to pay various statutory employee benefits, including pension, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of the Group’s employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. We expect that the Group’s labor costs, including wages and employee benefits, will continue to increase. Unless the Group is able to control its labor costs or pass on these increased labor costs, the Group’s financial condition and results of operations may be adversely affected.
If the Group cannot maintain its corporate culture as it grows, it could lose the innovation, collaboration and focus that contribute to the success of the Group’s business.
We believe that a critical component of the Group’s success is its corporate culture, which we believe cultivates efficiency, fosters innovation, encourages teamwork and embraces changes and development. As the Group develops the infrastructure of a public company and continues to grow, we may find it difficult to maintain these valuable aspects of the Group’s corporate culture. Any failure to preserve the Group’s culture could negatively impact the Group’s future success, including the Group’s ability to attract and retain employees, encourage innovation and teamwork and effectively focus on and pursue the Group’s corporate objectives.
The Group does not have any business insurance coverage.
Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies. Currently, the Group does not have any business liability or disruption insurance to cover the Group’s operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for the Group to have such insurance. Any uninsured business disruptions may result in the Group’s incurring substantial costs and the diversion of resources, which could have an adverse effect on the Group’s results of operations and financial condition.
We could be adversely affected by political tensions between the United States and China.
Political tensions between the United States and China have escalated in recent years due to, among other things,

•	the trade war between the two countries since 2018;

•	the COVID-19 pandemic;

•	the PRC National People’s Congress’ passage of Hong Kong national security legislation;

•
the imposition of U.S. sanctions on certain Chinese officials from China’s central government and the Hong Kong Special Administrative Region by the U.S. government, and the imposition of sanctions on certain individuals from the U.S. by the Chinese government;

•	various executive orders issued by the U.S. government, which include, among others,

•
the executive order issued in August 2020, as supplemented and amended from time to time, that prohibits certain transactions with ByteDance Ltd., Tencent Holdings Ltd. and the respective subsidiaries of such companies;

•
the executive order issued in November 2020, as supplemented and amended from time to time, including, among others, by an executive order issued in June 2021, that prohibits U.S. persons from transacting publicly traded securities of certain Chinese companies named in such executive order;

•
the executive order issued in January 2021, as supplemented and amended from time to time, that prohibits such transactions as are identified by the U.S. Secretary of Commerce with certain “Chinese connected software applications,” including Alipay and WeChat Pay; and

•
the imposition and application of sanction blocking statutes by the Chinese government, including the Rules on Counteracting Unjustified Extra-territorial Application of Foreign Legislation and Other Measures promulgated by the MOFCOM, on January 9, 2021, which will apply to Chinese individuals or entities that are purportedly barred by a foreign country’s law from dealing with nationals or entities of a third country.

Rising political tensions between China and the U.S. could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. The measures taken by the U.S. and Chinese governments may have the effect of restricting our ability to transact or otherwise do business with entities within or outside of China and may cause investors to lose confidence in Chinese companies and counterparties, including us. If the Group was unable to conduct its business as it is currently conducted as a result of such regulatory changes, the Group’s business, results of operations and financial condition would be materially and adversely affected.
Furthermore, the U.S. government has imposed measures regarding limiting or restricting China-based companies from accessing U.S. capital markets, and delisting China-based companies from U.S. national securities exchanges. For further information, see “—Risks Related to Doing Business in China—The audit report included in this annual report is prepared by an auditor who is not inspected by the U.S. Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection.” In January 2021, after reversing its own delisting decision, the NYSE ultimately resolved to delist China Mobile, China Unicom and China Telecom in compliance with the executive order issued in November 2020, after receiving additional guidance from the U.S. Department of Treasury and its Office of Foreign Assets Control. In addition, the NYSE announced in February 2021 that it has determined to commence proceedings to delist CNOOC Limited in light of the same executive order. These delistings have introduced greater confusion and uncertainty about the status and prospects of Chinese companies listed on the U.S. stock exchanges. If any further such deliberations were to materialize, the resulting legislation may have a material and adverse impact on the stock performance of China-based issuers listed in the United States such as us, and we cannot assure you that we will always be able to maintain the listing of our ADSs on a national stock exchange in the U.S., such as the NYSE or the Nasdaq Stock Market, or that you will always be allowed to trade our shares or ADSs.
A severe or prolonged downturn in the Chinese or global economy could affect borrowers’ willingness to seek credit and institutional funding partners’ ability and willingness to fund credit drawdowns facilitated by the Group, which could materially and adversely affect the Group’s business and financial condition.
Any prolonged slowdown in the Chinese or global economy may have a negative impact on the Group’s business, results of operations and financial condition. In particular, general economic factors and conditions in China or worldwide, including the general interest rate environment and unemployment rates, may affect borrowers’ willingness to seek credit and institutional funding partners’ ability and willingness to fund credit drawdowns facilitated by the Group. Economic conditions in China are sensitive to global economic conditions. The
COVID-19
pandemic has resulted in declines in economic activities in China and other parts of the world and raised concerns about the prospects of the global economy. As of the date of this annual report, we are unable to assess the full impact of the pandemic on the Group’s business, result of operations and financial condition. In addition, there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have also been concerns over conflicts in North Korea, Ukraine, the Middle East and Africa, which have resulted in volatility in financial and other markets. There have also been concerns about the economic effect of the tensions in the relationship between China and surrounding Asian countries, as well as trade tensions between China and the United States. If present Chinese and global economic uncertainties persist, the Group may have difficulty in obtaining funding sources to fund the credit utilized by borrowers. Adverse economic conditions could also reduce the number of quality borrowers seeking credit from the Group, as well as their ability to make payments. Should any of these situations occur, the amount of transactions facilitated to borrowers and the Group’s revenue will decline, and the Group’s business and financial condition will be negatively impacted. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.
User growth and activity on mobile devices depends upon effective use of mobile operating system, networks and standards, which we do not control.
The Group’s products are typically offered through mobile apps. As new mobile devices and platforms are released, it is difficult to predict the problems the Group may encounter in developing applications for these new devices and platforms, and the Group may need to devote significant resources to the development, support and maintenance of such applications. In addition, the Group’s future growth and its results of operations could suffer if the Group experiences difficulties in the future in integrating the Group’s products into mobile devices or if problems arise with the Group’s relationships with providers of mobile operating systems or mobile app stores, or if the Group faces increased costs to distribute or have users utilize the Group’s products on mobile devices. The Group is further dependent on the interoperability of providing the Group’s products on popular mobile operating systems that we do not control, such as iOS and Android, and any changes in such systems that degrade the accessibility of the Group’s products or give preferential treatment to competing products could adversely affect the usability of the Group’s products on mobile devices. In the event that it is more difficult for the Group’s users to access and utilize the Group’s products on their mobile devices, or if the Group’s users choose not to access or utilize the Group’s products on their mobile devices or to use mobile operating systems that do not offer access to the Group’s products, the Group’s user growth could be harmed and its business, financial condition and operating results may be adversely affected.
The Group’s operations depend on the performance of the Internet infrastructure and fixed telecommunications networks in China.
Almost all access to the Internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the MIIT. The Group’s systems infrastructure is currently deployed and the Group’s data is currently maintained on customized cloud computing services. The Group’s cloud computing service provider may rely on a limited number of telecommunication service providers to provide it with data communications capacity through local telecommunications lines and Internet data centers to host its servers. Such service provider may have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s Internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. With the expansion of the Group’s business, it may be required to upgrade its technology and infrastructure to keep up with increasing traffic. We cannot assure you that the Group’s cloud computing service provider and the underlying Internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in Internet usage.
In addition, we have no control over the costs of the services provided by telecommunication service providers which in turn, may affect the Group’s costs of utilizing customized cloud computing services. If the prices the Group pays for customized cloud computing services rise significantly, the Group’s results of operations may be adversely affected. Furthermore, if Internet access fees or other charges to Internet users increase, the Group’s user traffic may decline and the Group’s business may be harmed.
The Group faces risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt the Group’s operations.
The Group is vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins,
war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures or Internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect the Group’s ability to provide its products.

The
COVID-19
pandemic has materially and adversely affected the Group’s business, results of operations and financial condition. The Group’s business could also be adversely affected by the effects of Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, or other epidemics. The Group’s business operations could be disrupted if any of its employees is suspected of having
COVID-19
coronavirus, Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, SARS or other epidemic, since it could require the Group’s employees to be quarantined and/or the Group’s offices to be disinfected. In addition, the Group’s results of operations could be adversely affected to the extent that any of these epidemics harms the Chinese economy in general.
Risks Related to Our Corporate Structure
If the PRC government deems that the contractual arrangements in relation to the Group VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.
The PRC government regulates telecommunications-related businesses through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership of PRC companies that engage in telecommunications-related businesses. Specifically, foreign investors are not allowed to own more than a 50% equity interest in any PRC company providing value-added telecommunications services, or VATS, with certain exceptions relating to
e-commerce,
domestic multi-party, communication,
store-and-forward
and call center.
Because we are an exempted company incorporated in the Cayman Islands, we are classified as a foreign enterprise under PRC laws and regulations, and our wholly-owned PRC subsidiary, Ganzhou Qufenqi and Xiamen Youxiang Times Technology Co., Ltd., or Xiamen Youxiang, are foreign-invested enterprises, or FIEs. To comply with PRC laws and regulations, we conduct our business, including the provision of VATS, in China through the Group VIEs and their affiliates. Investors in our ADSs may never hold equity interests in these PRC operating companies. Ganzhou Qufenqi and Xiamen Youxiang have entered into a series of contractual arrangements with the applicable Group VIEs and their shareholders. In addition, pursuant to the resolutions of all shareholders of Qudian Inc. and the resolutions of the board of directors of Qudian Inc., the board of directors of Qudian Inc. or any officer authorized by such board shall cause Ganzhou Qufenqi and Xiamen Youxiang to exercise their rights under the applicable power of attorney agreements entered into among Ganzhou Qufenqi or Xiamen Youxiang, the applicable Group VIEs and the nominee shareholders of the applicable Group VIEs and the rights of Ganzhou Qufenqi and Xiamen Youxiang under the applicable exclusive call option agreements between Ganzhou Qufenqi or Xiamen Youxiang, as applicable and the applicable Group VIEs. As a result of these resolutions and the provision of unlimited financial support from the Company to each of the Group VIEs, Qudian Inc. has been determined to be most closely associated with each of the Group VIEs within the group of related parties and was considered to be the primary beneficiary of each of the Group VIEs and its subsidiaries for accounting purposes.
We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. Our PRC legal counsel, based on its understanding of the relevant laws and regulations, is of the opinion that each of the contracts among our wholly-owned PRC subsidiary, the Group VIEs and their shareholders is valid, binding and enforceable in accordance with its terms. However, this structure involves unique risks to investors. As there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules and the Telecommunications Regulations and the relevant regulatory measures concerning the telecommunications industry, there can be no assurance that the PRC government authorities, such as the Ministry of Commerce, or the MOFCOM, or the MIIT, or other authorities that regulate online consumer finance platforms and other participants in the telecommunications industry, would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

If our corporate structure and contractual arrangements are deemed by the MIIT or the MOFCOM or other regulators having competent authority to be illegal, either in whole or in part, we may lose control of the Group VIEs and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our business. Further, if our corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking the Group’s business and operating licenses;

•	levying fines on the Group;

•	confiscating any of the Group’s income that they deem to be obtained through illegal operations;

•	shutting down the Group’s services;

•	discontinuing or restricting the Group’s operations in China;

•	imposing conditions or requirements with which the Group may not be able to comply;

•	requiring us to change our corporate structure and contractual arrangements;

•	restricting or prohibiting the use of the proceeds from overseas offering to finance the Group VIEs’ business and operations; and

•	taking other regulatory or enforcement actions that could be harmful to the Group’s business.
Furthermore, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. If the imposition of any of these penalties or requirement to restructure our corporate structure causes us to lose the rights to direct the activities of the Group VIEs or our right to receive their economic benefits, we would no longer be able to consolidate the financial results of the Group VIEs in the Group’s consolidated financial statements. Furthermore, if the PRC government determines that our contractual arrangements do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, our ADSs may decline in value or become worthless, and the Group’s operations would be materially and adversely affected, if we are unable to assert contractual control rights over the assets of the Group VIEs. See “Item 4. Information on the Company—B. Business Overview—Overview—Our Contractual Arrangements with the Group VIEs and Their Shareholders.”
Our contractual arrangements with the Group VIEs may result in adverse tax consequences to the Group.
The Group could face material and adverse tax consequences if the PRC tax authorities determine that our contractual arrangements with the Group VIEs were not made on an arm’s length basis and adjust the Group’s income and expenses for PRC tax purposes by requiring a transfer pricing adjustment. A transfer pricing adjustment could adversely affect the Group by (i) increasing the tax liabilities of the Group VIEs without reducing the tax liability of our subsidiaries, which could further result in late payment fees and other penalties to the Group VIEs for underpaid taxes; or (ii) limiting the ability of the Group VIEs to obtain or maintain preferential tax treatments and other financial incentives.
We rely on contractual arrangements with the Group VIEs and their shareholders to operate the our business, which may be less effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business.
Qudian Inc. is not a Chinese operating company but a Cayman Islands holding company with operations primarily conducted through contractual arrangements with certain variable interest entities, or the Group VIEs, based in China. For a description of these contractual arrangements, see “Item 4. Information on the Company—B. Business Overview—Overview—Our Contractual Arrangements with the Group VIEs and Their Shareholders.” All of the Group’s revenue are attributed to the Group VIEs. These contractual arrangements may be less effective as direct ownership in providing us with control over the Group VIEs. Investors in our ADSs are not purchasing equity interest in the Group’s operating entities in China, but instead are purchasing an equity interest in Qudian Inc., a Cayman Islands holding company. The Group VIEs are consolidated with our results of operations for accounting purposes. However, we do not own a majority equity interest in the Group VIEs. Furthermore, Qudian Inc., as our holding company, does not conduct operating activities. If the Group VIEs or their shareholders fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by the Group VIEs is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in the Group VIEs, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest.
All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. However, these contracts have not been tested in the PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing these contractual arrangements, it would be very difficult to exert effective control over the Group VIEs, and our ability to conduct our business and our financial condition and results of operations may be materially and adversely affected. See “—Risks Related to Doing Business in China—There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations. In addition, rules and regulations in China can change quickly with little advance notice.”
Ganzhou Qudian and Xiamen Qudian became Group VIEs in 2017. Xiamen Weipujia also became a Group VIE in 2018. Xiamen Qu Plus Plus also became a Group VIE in 2019. Min Luo, our founder, chairman and chief executive officer, and Mr. Lianzhu Lv, our head of user experience department, are the only shareholders of Ganzhou Qudian. Mr. Min Luo is the only shareholder of Xiamen Qudian. Mr. Min Luo and Mr. Hongjia He are the only shareholders of Xiamen Weipujia. Mr. Min Luo and Mr. Long Xu are the only shareholders of Xiamen Qu Plus Plus. We believe such shareholding structure will enhance our administrative efficiency and reduce uncertainties associated with the enforcement of the relevant contractual arrangements entered into with the new Group VIEs and their respective shareholder(s). Instead of relying on several shareholders’ compliance with their respective contractual obligations, we will only rely on one or two shareholders’ compliance for each new Group VIE and would only need to enforce against such shareholder(s) in the event of a breach. However, there can be no assurance that the shareholding structure of the new Group VIEs will deliver the expected benefits. If any of the shareholders of the new Group VIEs breaches his obligations under the applicable contractual arrangements, our business, financial condition and results and operations could be materially and adversely affected.
The shareholders of the Group VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.
In connection with our operations in China, we rely on the shareholders of the Group VIEs to abide by the obligations under such contractual arrangements. The interests of these shareholders in their individual capacities as the shareholders of the Group VIEs may differ from the interests of our company as a whole, as what is in the best interests of the Group VIEs, including matters such as whether to distribute dividends or to make other distributions to fund our offshore requirement, may not be in the best interests of our company. There can be no assurance that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or those conflicts of interest will be resolved in our favor. In addition, these individuals may breach or cause the Group VIEs and their subsidiaries to breach or refuse to renew the existing contractual arrangements with us.

Currently, we do not have arrangements to address potential conflicts of interest the shareholders of the Group VIEs may encounter, on one hand, and as a beneficial owner of our company, on the other hand. We, however, could, at all times, exercise our option under the exclusive call option agreement to cause them to transfer all of their equity ownership in the Group VIEs to a PRC entity or individual designated by us as permitted by the then applicable PRC laws. In addition, if such conflicts of interest arise, we could also, in the capacity of attorney-in-fact
of the then existing shareholders of the Group VIEs as provided under the power of attorney agreements, directly appoint new directors of the Group VIEs. We rely on the shareholders of the Group VIEs to comply with PRC laws and regulations, which protect contracts and provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains, and the laws of the Cayman Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly in good faith with a view to our best interests. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of the Group VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.
Our corporate actions will be substantially controlled by our founder, chairman and chief executive officer, Mr. Min Luo, who will have the ability to control or exert significant influence over important corporate matters that require approval of shareholders, which may deprive you of an opportunity to receive a premium for your ADSs and materially reduce the value of your investment.
Mr. Min Luo, our founder, chairman of the board and chief executive officer, beneficially owns all the Class B ordinary shares issued and outstanding, representing 77.1% of our aggregate voting power as of March 31, 2022. As a result, Mr. Min Luo has the ability to control or exert significant influence over important corporate matters, investors may be prevented from affecting important corporate matters involving our company that require approval of shareholders, including:

•
the composition of our board of directors and, through it, any determinations with respect to the Group’s operations, business direction and policies, including the appointment and removal of officers;

•	any determinations with respect to mergers or other business combinations;

•	our disposition of substantially all of the Group’s assets; and

•	any change in control.
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
We have three major types of chops—corporate chops, contract chops and finance chops. We use corporate chops generally for documents to be submitted to government agencies, such as applications for changing business scope, directors or company name, and for legal letters. We use contract chops for executing leases and commercial contracts. We use finance chops generally for making and collecting payments, including issuing invoices. Use of corporate chops and contract chops must be approved by our legal department and administrative department, and use of finance chops must be approved by our finance department. The chops of our subsidiaries and the Group VIEs are generally held by the relevant entities so that documents can be executed locally. Although we usually utilize chops to execute contracts, the registered legal representatives of our subsidiaries and the Group VIEs have the apparent authority to enter into contracts on behalf of such entities without chops, unless such contracts set forth otherwise.
In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to the designated key employees of our legal, administrative or finance departments. Our designated legal representatives generally do not have access to the chops. Although we have approval procedures in place and monitor our key employees, including the designated legal representatives of our subsidiaries and the Group VIEs, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our key employees or designated legal representatives could abuse their authority, for example, by binding our subsidiaries and the Group VIEs with contracts against our interests, as we would be obligated to honor these contracts if the other contracting party acts in good faith in reliance on the apparent authority of our chops or signatures of our legal representatives. If any designated legal representative obtains control of the chop in an effort to obtain control over the relevant entity, we would need to have a shareholder or board resolution to designate a new legal representative and to take legal action to seek the return of the chop, apply for a new chop with the relevant authorities, or otherwise seek legal remedies for the legal representative’s misconduct. If any of the designated legal representatives obtains and misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from the Group’s operations, and the Group’s business and operations may be materially and adversely affected.
Substantial uncertainties exist with respect to how the 2019 Law of Foreign Investment (including its implementation regulations) may affect our current corporate structure, corporate governance and business and financial condition.
On March 15, 2019, the Standing Committee of the National People’s Congress, or SCNPC, promulgated the Law of Foreign Investment of the PRC, or the 2019 Law of Foreign Investment, which became effective on January 1, 2020. On December 26, 2019, the State Council issued the Regulations on Implementing the Law of Foreign Investment of the PRC, which came into effect on January 1, 2020. The 2019 Law of Foreign Investment and its implementation regulations replaced the trio of laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations.
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
Therefore, there is no guarantee that the contractual arrangements and the business of the Group VIEs will not be materially and adversely affected in the future due to changes in PRC laws and regulations. If future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be completed by companies with existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions timely, or at all.
Risks Related to Doing Business in China
Changes in the political and economic policies of the PRC government may materially and adversely affect the Group’s business, financial condition and results of operations and may result in the Group’s inability to sustain its growth and expansion strategies.
Substantially all of the Group’s operations are conducted in the PRC and all of the Group’s revenue is sourced from the PRC. Accordingly, the Group’s financial condition and results of operations are affected to a significant extent by economic, political and legal developments in the PRC.
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
While the PRC economy has experienced significant growth in the past three decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on the Group. The Group’s financial condition and results of operations could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to the Group. The PRC government also has significant authority to exert influence on the ability of a China-based issuer, such as our company, to conduct its business. The PRC government may intervene or influence the Group’s operations at any time, which could result in a material change in the Group’s operations and/or the value of our ADSs. In particular, there have been recent statements by the PRC government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such regulatory oversight or control could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or become worthless. Recent statements and regulatory actions by the PRC government, such as those related to the use of VIEs, data security and anti-monopoly
concerns, may give rise to regulatory restrictions on the Group’s ability to conduct its business and/or accept foreign investments. In addition, the PRC government has implemented in the past certain measures to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for the Group’s services and consequently have a material adverse effect on the Group’s businesses, financial condition and results of operations.
There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations. In addition, rules and regulations in China can change quickly with little advance notice.
Substantially all of the Group’s operations are conducted in the PRC, and are governed by PRC laws, rules and regulations. Our PRC subsidiaries and the Group VIEs are subject to laws, rules and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.
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
Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede the Group’s ability to enforce the contracts it has entered into and could materially and adversely affect the Group’s business, financial condition and results of operations.
The opinions on supervision of illegal securities activities issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council may subject us to additional compliance requirements in the future.
The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, or the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing
China-based
overseas-listed companies and the demand for data security and cross-border data flows. The aforementioned policies and any related implementation rules to be enacted may subject us to additional compliance requirements in the future. As the official guidance and interpretation of the Opinions still remain unclear in several respects at this time, we cannot assure you that we will remain fully compliant with all new regulatory requirements of the Opinions or any future implementation rules on a timely basis, or at all.

The China Securities Regulatory Commission, or the CSRC, has released for public consultation the draft rules to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer our securities to overseas investors and could cause the value of our ADSs to significantly decline.
On December 24, 2021, the China Securities Regulatory Commission, or the CSRC, released the Administrative Provisions of the State Council Regarding the Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Comments), or the Draft Administrative Provisions, and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments) (the “Draft Filing Measures,” collectively with the Draft Administrative Provisions, the “Draft Rules Regarding Overseas Listing”), both of which have a comment period that expires on January 23, 2022.
The Draft Rules Regarding Overseas Listing comprehensively improved and reformed the regulatory system for overseas offering and listing of domestic companies, and brought all overseas listing activities including both direct and indirect overseas offering and listing under regulation by adopting a filing-based administration system. The Draft Rules Regarding Overseas Listing apply to overseas offerings by domestic companies of equity shares, depository receipts, convertible corporate bonds, or other equity-like securities, and overseas listing of the securities for trading. Domestic companies that seek to offer and list securities in overseas markets shall fulfill the filing procedure with the securities regulatory agency under the State Council and report relevant information.
As supporting rules, the Draft Filing Measures aims to specify the filing procedures and regulatory requirements on direct and indirect overseas offering and listing activities by domestic companies and standardize companies’ filings activities to ensure the smooth and effective implementation of the filing requirement. For example, if an issuer makes refinancing after having been listed in an overseas market, filings shall be made within three working days after the securities offering is completed. The Draft Filing Measures also requires domestic companies that have been listed overseas report to the CSRC within three working days once the following material events occurred: (i) material change of control, (ii) investigations or sanctions imposed by overseas securities regulatory authorities, (iii) voluntary or compulsory delisting, to strengthen interim and ex-post
regulation.
The Draft Rules Regarding Overseas Listing, if enacted in its current form, may subject us to additional compliance requirement in the future, and we cannot assure you that we will be able to get the clearance of filing procedures under the Draft Rules Regarding Overseas Listing on a timely basis, or at all. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer our securities to overseas investors, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our ADSs to significantly decline in value.
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
Mr. Min Luo has completed the SAFE registration pursuant to SAFE Circular 75 in 2014. We have notified substantial beneficial owners of ordinary shares who we know are PRC residents of their filing obligation. Nevertheless, we may not be aware of the identities of all of our beneficial owners who are PRC residents. We do not have control over our beneficial owners and there can be no assurance that all of our
PRC-resident
beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules, and there is no assurance that the registration under SAFE Circular 37 and any amendment will be completed in a timely manner, or will be completed at all. The failure of our beneficial owners who are PRC residents to register or amend their foreign exchange registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to our company. These risks may have a material adverse effect on the Group’s business, financial condition and results of operations.
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
We are a holding company and rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries and on remittances from the Group VIEs, for our offshore cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, fund inter-company loans, service any debt we may incur outside of China and pay our expenses. When our principal operating subsidiaries or the Group VIEs incur additional debt, the instruments governing the debt may restrict their ability to pay dividends or make other distributions or remittances to us. Furthermore, the laws, rules and regulations applicable to our PRC subsidiaries, Group VIEs and their subsidiaries permit payments of dividends only out of their retained earnings, if any, determined in accordance with applicable accounting standards and regulations.
Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China, the Group VIEs and their subsidiaries is required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered capital, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries incorporated in China, the Group VIEs and their subsidiaries are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends, loans or advances. Certain of our subsidiaries, the Group VIEs and their subsidiaries did not have any retained earnings available for distribution in the form of dividends as of December 31, 2021. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary. Furthermore, we intend to reinvest our undistributed earnings from our operating subsidiaries in the PRC to fund future operations.
Limitations on the ability of the Group VIEs to make remittance to the wholly-foreign owned enterprise and on the ability of our subsidiaries to pay dividends to us could limit our ability to access cash generated by the operations of those entities, including to make investments or acquisitions that could be beneficial to our businesses, pay dividends to our shareholders or otherwise fund and conduct our business.
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
All of the Group’s net income is denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our onshore subsidiaries or the Group VIEs. Currently, certain of our PRC subsidiaries, may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of the SAFE by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, the SAFE and other relevant PRC governmental authorities. Since substantially all of the Group’s future net income and cash flow will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize cash generated in Renminbi to fund our business activities outside of the PRC or pay dividends in foreign currencies to our shareholders, including holders of our ADSs, and may limit our ability to obtain foreign currency through debt or equity financing for our subsidiaries and the Group VIEs.
Fluctuations in exchange rates could result in foreign currency exchange losses and could materially reduce the value of your investment.
The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the monetary or fiscal policies adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the

Renminbi to the U.S. dollar. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, the exchange rate between the Renminbi and the U.S. dollar had been stable and traded within a narrow band. In June 2010, the PRC government indicated that it would make the foreign exchange rate of the Renminbi more flexible, which increases the possibility of sharp fluctuations of the Renminbi’s value in the near future and the unpredictability associated with the Renminbi’s exchange rate. Since then, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. In 2017, however, the RMB appreciated approximately 6.7% against the U.S. dollar. In 2018, the RMB depreciated approximately 5.7% against the U.S. dollar. In 2018, the value of the Renminbi depreciated by approximately 5.7% against the U.S. dollar; and in 2019, the Renminbi further depreciated by approximately 1.3% against the U.S. dollar. In 2020, the value of the Renminbi appreciated by approximately 6.3% against the U.S. dollar. In 2021, the value of the Renminbi appreciated by approximately 1.4% against the U.S. dollar. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.
All of the Group’s revenue and substantially all of the Group’s costs are denominated in Renminbi. We are a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of Renminbi may materially and adversely affect our results of operations and financial position reported in Renminbi when translated into U.S. dollars, and the value of, and any dividends payable on, the ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars we receive from our initial public offering into Renminbi for the Group’s operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount.
PRC regulations establish more complex procedures for acquisitions conducted by foreign investors which could make it more difficult for us to pursue growth through acquisitions.
The M&A Rules promulgated by six PRC regulatory agencies on August 8, 2006 established new procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control
transaction in which a foreign investor takes control of a PRC domestic enterprise. On February 3, 2011, the General Office of the State Council promulgated the Notice on Launching the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Security Review Notice, which became effective on March 6, 2011. The M&A Security Review Notice provides for certain circumstances under which foreign investors’ acquisition of domestic enterprises shall be subject to the security review of the PRC governments. The security review assesses such acquisition’s impact on national security, stable operation of national economy, basic living of the people, and R&D capacity for key technologies related to national security. On August 25, 2011, the Ministry of Commerce of PRC promulgated the Regulation of Ministry of Commerce on Implementation of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Security Review Regulation, which became effective on September 1, 2011. The M&A Security Review Regulation stipulates the requirements of application documents and security review procedures of the Ministry of Commerce. In the future, we may grow the Group’s business in part by acquiring complementary businesses. Complying with the requirements of the M&A Rules, the M&A Security Review Notice and the M&A Security Review Regulation to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce or its provincial affiliates, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand the Group’s business or maintain the Group’s market share.
The enforcement of the laws on Employment Contracts and other labor-related regulations in the PRC may adversely affect the Group’s business and its results of operations.
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
The audit report included in this annual report is prepared by an auditor who is not inspected by the U.S. Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection.
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
Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of Group’s consolidated financial statements.
Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCA Act, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.
The Holding Foreign Companies Accountable Act, or the HFCA Act, was signed into law on December 18, 2020. The HFCA Act states that if the SEC determines that we are an issuer that has filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB, or a covered issuer, for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter
trading market in the United States.
The SEC and the PCAOB have adopted new rules to implement the HFCA Act. Specifically, on November 5, 2021, the SEC announced the approval of the PCAOB’s new rule related to the PCAOB’s responsibilities under the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC announced the adoption of final amendments to implement the submission and disclosure requirement of the HFCA Act following its interim final amendments announced in March 2021. The adopting release establishes the SEC’s procedures for identifying covered issuers and for prohibiting the trading of covered issuers’ securities. The SEC will identify covered issuers as early as possible after companies file their annual reports for fiscal years beginning after December 18, 2020 and on a rolling basis. The final amendments also include requirements to disclose information, including the auditor name and location, the percentage of shares of the issuer owned by governmental entities, whether governmental entities in the applicable foreign jurisdiction with respect to the auditor has a controlling financial interest with respect to the issuer, the name of each official of the Chinese Communist Party who is a member of the board of the issuer, and whether the articles of incorporation of the issuer contains any charter of the Chinese Communist Party. Furthermore, pursuant to the HFCA Act, the PCAOB issued a report on December 16, 2021 notifying the SEC of its determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. In March 2022, the SEC issued its first “conclusive list of issuers identified under the HFCA Act” indicating that those companies are now formally subject to the delisting provisions if they remain on the list for three consecutive years, and the SEC has subsequently updated such list. We anticipate being added to the list shortly after the filing of this annual report on Form
20-F.
Enactment of the HFCA Act and other efforts to increase the U.S. regulatory access to audit information could cause investor uncertainty as to China-based issuers’ ability to maintain their listings on the U.S. national securities exchanges, including us, and the market price of the Class A ordinary shares and/or ADSs could be adversely affected. We cannot assure you that, once we have a
“non-inspection”
year, we will be able to take remedial measures in a timely manner. Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form
20-F
for the year ending December 31, 2023, which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our and our auditor’s control. If our auditor is unable to be inspected and we are unable to meet the PCAOB inspection requirement in time, we could be delisted from the NYSE and our ADSs will not be permitted for trading
“over-the-counter”
either. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a
non-U.S.
exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.
On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act which would reduce the number of consecutive non-inspection
years required for triggering the prohibitions under the HFCA Act from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection
years required for triggering the prohibitions under the HFCA Act is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the U.S. and delisted from the NYSE in 2023.
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
If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on the Group’s consolidated financial statements, the Group’s consolidated financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ADSs from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.
The ability of U.S. authorities to bring actions for violations of U.S. securities law and regulations against us, our directors, executive officers or the expert named in this annual report may be limited and therefore you may not be afforded the same protection as provided to investors in U.S. domestic companies.
The SEC, U.S. Department of Justice (“DOJ”) and other authorities often have substantial difficulties in bringing and enforcing actions against
non-U.S.
companies such as us, and
non-U.S.
persons, such as our directors and executive officers in China. Due to jurisdictional limitations, matters of comity and various other factors, the SEC, DOJ and other U.S. authorities may be limited in their ability to pursue bad actors, including in instances of fraud, in emerging markets such as China. The Group conducts substantially all of its operations in China and substantially all of the Group’s assets are located in China. In addition, a majority of our directors and executive officers reside within China. There are significant legal and other obstacles for U.S. authorities to obtain information needed for investigations or litigation against us or our directors, executive officers or other gatekeepers in case we or any of these individuals engage in fraud or other wrongdoing. In addition, local authorities in China may be constrained in their ability to assist U.S. authorities and overseas investors more generally. As a result, if we have any material disclosure violation or if our directors, executive officers or other gatekeepers commit any fraud or other financial misconduct, the U.S. authorities may not be able to conduct effective investigations or bring and enforce actions against us, our directors, executive officers or other gatekeepers. Therefore, you may not be able to enjoy the same protection provided by various U.S. authorities as it is provided to investors in U.S. domestic companies.

Privacy concerns relating to the Group’s products and services and the use of user information could damage our reputation, deter current and potential users and customers from using the Group’s products.
The Group may collect personal data while providing products, services and solutions to the Group’s customers. Our reputation may be damaged due to the collection, use, disclosure or security of personal information or other privacy-related matters, even if unfounded, which will cause the Group to lose users and other customers and adversely affect the Group’s operations. The Group strives to comply with applicable laws and regulations on data protection, as well as the Group’s privacy policies and data protection obligations in accordance with its terms of use and other obligations the Group may have. However, any non-compliance
or perceived
non-compliance
with these laws, regulations or policies may lead to investigations and other lawsuits against the Group by government agencies or other individuals. This will have a negative impact on our reputation and brand image, may cause the Group to lose users and customers, and have a negative impact on the Group’s business. In addition, any system failure or breach of the Group’s privacy policy by the Group’s current or former employees that may compromise of the Group’s security and result in an unauthorized access to or release of the Group’s users’ or other customers’ data could greatly limit the user engagement of the Group’s products and services, harm our reputation and brand image, as well as affect the Group’s business operations.
PRC government authorities have promulgated laws and regulations to protect personal information from any abuse or unauthorized disclosure. In November 2016, the SCNPC promulgated the Cybersecurity Law of the People’s Republic of China, or the Cybersecurity Law, which took effect as of June 1, 2017. The Cybersecurity Law is the first special law establishing the overall regulatory regime of personal information protection at the digital age. Since the Cybersecurity Law came into effect, a series of legislative and administrative actions in connection with personal information protection have been taken by the PRC government. The newly adopted legislature includes laws, judicial interpretations, national standards and governmental regulations related to personal information protection, while governmental agencies such as the Central Cyberspace Affairs Commission, the Ministry of Industry and Information Technology, the Ministry of Public Security, and the State Administration for Market Regulation have taken a series campaigns to enhance and tighten the supervision of collection, usage, storage and transfer practices of personal information by internet service providers. For instance, pursuant to the Order for the Protection of Telecommunication and Internet User Personal Information issued by the Ministry of Industry and Information Technology in July 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. Furthermore, the Information Security Technology-Personal Information Security Specification (GB/T 35273-2017), or the Specification, was issued by the General Administration of Quality Supervision, Inspection and Quarantine of the PRC and the Standardization Administration of the PRC, or the Standardization Administration, on December 29, 2017 and has been replaced by Information Security Technology Personal Information Security Specification (GB/T 35273-2020), or the 2020 Specification, issued by the State Administration for Market Regulation and the Standardization Administration jointly which took effect on October 1, 2020. Pursuant to the Specification, product and service providers should take technical and other necessary measures to ensure the safety of personal information, clearly demonstrate the purpose, approaches and scope of processing the personal information to the individual and acquire the authorization. In addition, according to the 2020 Specification, personal biometric information should be stored separately from personal identity information and in principle, the original personal biometric information should not be stored; besides, it further requires that main function of privacy policy is to disclose the scope and rules of personal information collection and use by the personal information controller, which should not be regarded as a contract signed by the subject of personal information. Furthermore, on August 20, 2021, the SCNPC, promulgated the Personal Information Protection Law of the PRC, or the Personal Information Protection Law, which took effect in November 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the Personal Information Protection Law provides, among others, that (i) an individual’s consent shall be obtained to use sensitive personal information, such as biometric characteristics and individual location tracking, (ii) personal information operators using sensitive personal information shall notify individuals of the necessity of such use and impact on the individual’s rights, and (iii) where personal information operators reject an individual’s request to exercise his or her rights, the individual may file a lawsuit with a People’s Court. In particular, in 2019, operators of hundreds of Apps, including many popular and well-known Apps such as Douyu, YY, Meituan and Alipay, have been consulted or ordered by government agencies to rectify their practices of personal information protection; since September 2019, the so-called
“big data” companies have caught regulatory attentions for the suspect of illegal collection and abuse of personal information through internet crawling practices, while Hangzhou Moxie Data Technology Co., Ltd. and Shanghai Xinyan Artificial Intelligence Technology Co., Ltd. have even been officially investigated.
As laws and regulations on data protection evolve, the Group’s practices may be deemed to be inconsistent with such laws or regulations. In addition to the potential fines, such non-compliances
could result in an order requiring the Group to change its practices, which may adversely affect the Group’s business and operation.
The greater oversight by the Cyberspace Administration of China, or the CAC, over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering.
The regulatory framework for data security in the PRC is rapidly evolving. On June 10, 2021, the SCNPC promulgated the Data Security Law to regulate data processing activities and security supervision in the PRC, which took effect in September 2021. On October 29, 2021, the CAC has publicly solicited opinions on the Measures for the Security Assessment of Data Cross-border Transfer (Draft for Comments), which requires that any data processor who provides to an overseas recipient important data collected and generated during operations within the territory of the PRC or personal information that should be subject to security assessment shall conduct security assessment.
On November 14, 2021, the CAC published the Draft Regulations on the Network Data Security Administration (Draft for Comments), or the Security Administration Draft, which provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. According to the Security Administration Draft, data processing operators who possess personal data of at least one million users or collect data that affects or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. The Security Administration Draft also stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. If the Security Administration Draft is enacted in the current form, we, as an overseas listed company, will be required to carry out an annual data security review and comply with the relevant reporting obligations. The Security Administration Draft has not been enacted as of the date of this annual report.
On December 28, 2021, the CAC, together with 12 other governmental departments of the PRC, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022. The Cybersecurity Review Measures provides that, in addition to critical information infrastructure operators, or the CIIOs, that intend to purchase Internet products and services, online platform operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Cybersecurity Review Measures, online platform operators that possess personal data of at least one million users must apply for a review by the Cybersecurity Review Office of the PRC before conducting listings in foreign countries. However, given the recency of the issuance of the Cybersecurity Review Measures, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. For example, it is unclear whether the requirement of cybersecurity review applies to follow-on
offerings by an “online platform operator” that is in possession of personal data of more than one million users where the offshore holding company of such operator is already listed overseas.
As of the date of this annual report, we have not received any notice from any authorities identifying us as a CIIO or requiring us to go through cybersecurity review or network data security review by the CAC. However, as there remains uncertainty regarding how the Cybersecurity Review Measures will be interpreted, how the Security Administration Draft and Measures for the Security Assessment of Data Cross-border Transfer (Draft for Comments) will be implemented and interpreted, and whether the PRC regulatory agencies, including the CAC, may adopt any other new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures and the Security Administration Draft. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. But we cannot guarantee that we will not be subject to cybersecurity review or network data security review in the future. During such reviews, we may be required to suspend our operation or experience other disruptions to our operations. Cybersecurity review and network data security review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources, which could materially and adversely affect our business, financial conditions, and results of operations.
Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and its implementing rules and how they may impact our business, financial condition and results of operations.
The VIE structure through contractual arrangements has been adopted by many
PRC-based
companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. The MOFCOM published a discussion draft of the proposed Foreign Investment Law in January 2015, or the 2015 Draft FIL, according to which, variable interest entities that are controlled via contractual arrangements would also be deemed as foreign-invested entities, if they are ultimately “controlled” by foreign investors. In March 2019, the PRC National People’s Congress promulgated the Foreign Investment Law, and in December 2019, the State Council promulgated the Implementing Rules of Foreign Investment Law, or the Implementing Rules, to further clarify and elaborate the relevant provisions of the Foreign Investment Law. The Foreign Investment Law and the Implementing Rules both became effective from January 1, 2020 and replaced the major previous laws and regulations governing foreign investments in the PRC. Pursuant to the Foreign Investment Law, “foreign investments” refer to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or indirectly in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. The Foreign Investment Law and the Implementing Rules do not introduce the concept of “control” in determining whether a company would be considered as a foreign-invested enterprise, nor do they explicitly provide whether the VIE structure would be deemed as a method of foreign investment. However, the Foreign Investment Law has a catch-all
provision that includes into the definition of “foreign investments” made by foreign investors in China in other methods as specified in laws, administrative regulations, or as stipulated by the State Council, and as the relevant government authorities may promulgate more laws, regulations or rules on the interpretation and implementation of the Foreign Investment Law, the possibility cannot be ruled out that the concept of “control” as stated in the 2015 Draft FIL may be embodied in, or the VIE structure adopted by us may be deemed as a method of foreign investment by, any of such future laws, regulations and rules. If any Group VIEs were deemed as a foreign-invested enterprise under any of such future laws, regulations and rules, and any of the businesses that we operate would be in any “negative list” for foreign investment and therefore be subject to any foreign investment restrictions or prohibitions, further actions required to be taken by us under such laws, regulations and rules may materially and adversely affect our business, financial condition and results of operations. Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, business, financial condition and results of operations.

Risks Related to Our Ordinary Shares and ADSs
The trading price of our ADSs may be volatile, which could result in substantial losses to you.
The trading prices of our ADSs have been, and are likely to continue to be, volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies based in China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings, including Internet companies, online retail and mobile commerce platforms and consumer finance service providers, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of the Group’s actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards companies that have major operations based in China in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to the Group’s operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009, the second half of 2011 and in 2015, which may have a material and adverse effect on the trading price of our ADSs.
In addition to the above factors, the price and trading volume of our ADSs may be highly volatile due to multiple factors, including the following:

•	regulatory developments affecting the Group’s or its industry;

•	announcements of studies and reports relating to the quality of the Group’s product offerings or those of our competitors;

•	changes in the economic performance or market valuations of other consumer finance service providers;

•	actual or anticipated fluctuations in the Group’s quarterly results of operations and changes or revisions of the Group’s expected results;

•	changes in financial estimates by securities research analysts;

•	conditions in the market for consumer finance services;

•	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

•	additions to or departures of our senior management;

•	fluctuations of exchange rates between the Renminbi and the U.S. dollar;

•	release or expiry of lock-up or other transfer restrictions on our outstanding shares or ADSs; and

•	sales or perceived potential sales of additional Class A ordinary shares or ADSs.
If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline.
The trading market for our ADSs will depend in part on the research and reports that securities or industry analysts publish about us or the Group’s business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our ADSs or publishes inaccurate or unfavorable research about the Group’s business, the market price for our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.
Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ADSs for return on your investment.
We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of the Group’s business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.
Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, the Group’s future results of operations and cash flow, the Group’s capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.
Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.
Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline significantly. The total number of ordinary shares outstanding as of March 31, 2022 was 252,474,803, comprising 188,983,631 Class A ordinary shares and 63,491,172 Class B ordinary shares. All ADSs representing our Class A ordinary shares sold in our initial public offering will be freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. All of the other ordinary shares outstanding are available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.
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
We have fallen below the continued listing requirements of the New York Stock Exchange, and if we cannot regain compliance in time, our ADSs may be delisted and the liquidity and the trading price of our ADSs could be materially and adversely affected.
We were notified by the NYSE on February 7, 2022 of our company’s non-compliance
with the continued listing standard because the average closing price of our ADSs was less than US$1.00 per ADS over a consecutive 30 trading-day
period. Pursuant to Section 802.01C of the NYSE’s Listed Company Manual, our company has six months, or the Cure Period, following receipt of the notice to regain compliance with the minimum share price requirement. We can regain compliance at any time during the Cure Period if on the last trading day of any calendar month during the Cure Period we have a closing share price of at least US$1.00 and an average closing share price of at least US$1.00 over the 30 trading-day
period ending on the last trading day of that month. In the event that at the expiration of the six-month
Cure Period, both a US$1.00 closing share price on the last trading day of the Cure Period and a US$1.00 average closing share price over the 30 trading-day
period ending on the last trading day of the Cure Period are not attained, the NYSE will commence suspension and delisting procedures.
To address this issue, we intend to monitor the market conditions of our ADSs and are still considering our options. As required by the NYSE rules, we notified the NYSE on February 10, 2022 of our intent to cure the ADSs’ price deficiency within the applicable time period required by the NYSE. During the Cure Period, our ADSs will continue to be listed and traded on the NYSE, subject to our compliance with other NYSE continued listing standards and other rights of the NYSE to delist the ADSs.
Should we fail to regain compliance with NYSE’s continued listing requirements during the Cure Period or encounter any additional non-compliance,
our ADSs may be delisted from the NYSE, and the liquidity and the trading price of our ADSs could be materially and adversely affected.
We have been named as a defendant in a putative shareholder class action lawsuit that could have a material adverse impact on the Group’s business, financial condition, results of operation, cash flows and reputation.
We will have to defend against the pending putative shareholder class action lawsuit described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information – Legal and Administrative Proceedings.” We are currently unable to estimate the possible loss or possible range of loss, if any, associated with the resolution of this lawsuit. There can be no assurance that we will prevail in defense of this lawsuit. Any adverse outcome of these cases could have a material adverse effect on the Group’s business, financial condition, results of operation, cash flows and reputation. In addition, there can be no assurance that the Group’s insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from this matter. The litigation process may utilize a significant portion of our resources and divert management’s attention from the day-to-day
operations of the Group’s, all of which could harm the Group’s business. We also may be subject to claims for indemnification related to this matter, and we cannot predict the impact that indemnification claims may have on the Group’s business or financial results.
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
The depositary will pay cash dividends on the ADSs only to the extent that we decide to distribute dividends on our Class A ordinary shares or other deposited securities, and we do not have any present plan to pay any cash dividends in the foreseeable future. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy” To the extent that there is a distribution, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our Class A ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.
Conversion of our convertible notes may dilute the ownership interest of existing shareholders.
In July 2019, we issued US$345 million aggregate principal amount of convertible senior notes due 2026. As of March 31, 2022, we have repurchased US$297.5 million aggregate principal amount of convertible notes, and the outstanding principal amount was US$47.5 million. The conversion of some or all of the convertible notes may dilute the ownership interests of existing shareholders. Any sales in the public market of the ADSs issuable upon such conversion could adversely affect prevailing market prices of our ADSs. In addition, the existence of the convertible notes may encourage short selling by market participants because the conversion of the convertible notes could depress the market price of our ADSs.
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
We are an exempted company incorporated under the laws of the Cayman Islands. We conduct the Group’s operations outside the United States and substantially all of the Group’s assets are located outside the United States. In addition, substantially all of our directors and executive officers and the experts named in this annual report reside outside the United States, and most of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against them in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, China or other relevant jurisdiction may render you unable to enforce a judgment against the Group’s assets or the assets of our directors and officers.

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
We are required to file an annual report on Form
20-F
within four months of the end of each fiscal year. In addition, we intend to publish the Group’s results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the NYSE. Press releases relating to financial results and material events will also be furnished to the SEC on Form
6-K.
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
For instance, we are not required to:

•	have a majority of the board be independent (although all of the members of the audit committee must be independent under the Exchange Act);

•	have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors;

•	obtain shareholders’ approval for issuance of securities in certain situations; or

•	have regularly scheduled executive sessions with only independent directors each year.
We have relied on and intend to continue to rely on all of these exemptions. As a result, you may not be provided with the benefits of certain corporate governance requirements of the NYSE.
There is a significant risk that we will be classified as a passive foreign investment company, or PFIC, which could result in adverse United States tax consequences to United States investors.
The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, for any taxable year, we will be classified as a PFIC for United States federal income tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets (which includes cash) by value in that taxable year which produce, or are held for the production of, passive income is at least 50%. For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). The calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change. See “Item 10. Additional Information—E. Taxation—Certain United States Federal Income Tax Considerations—Passive Foreign Investment Company.”
We consider the Group as a service provider with the primary business purpose of focusing on the Group’s data technology. However, the Group has historically funded, and may continue to fund, credit drawdowns with its own capital. In such case, the fees received from borrowers may be treated as interest for purposes of the PFIC rules. Given the foregoing and based on the past and projected composition and classification of the Group’s income and assets, we believe that we may have been classified as a PFIC in 2020, there is a significant risk that we were classified as a PFIC for United States federal income tax purposes for 2021, and we may be classified as a PFIC for the current or future taxable years. If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares, our PFIC status could result in adverse United States federal income tax consequences to you if you are a United States Holder, as defined under “Item 10. Additional Information—E. Taxation—Certain United States Federal Income Tax Considerations.” For example, if we are or become a PFIC, you may become subject to increased tax liabilities under United States federal income tax laws and regulations, and will become subject to burdensome reporting requirements. See “Item 10. Additional Information—E. Taxation—Certain United States Federal Income Tax Considerations—Passive Foreign Investment Company.” There can be no assurance that we were not a PFIC for 2021 or will not be a PFIC in any future taxable year.
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
The Group was founded in April 2014 and operated its business through Beijing Happy Time Technology Development Co., Ltd., or Beijing Happy Time. The Group initially operated its business by facilitating credit solutions to college students on campuses across China. Starting from November 2015, the Group shifted its focus to a broader base of young consumers in China, and the Group has terminated its on-campus
business. Since July 2016, the Group has engage all borrowers as to its credit products through online channels.
In September 2016, Qufenqi (Ganzhou) Information Technology Co., Ltd., or Ganzhou Qufenqi, was incorporated as a wholly foreign owned entity in China. In November 2016, we incorporated Qudian Inc. under the laws of the Cayman Islands as our offshore holding company, and subsequently, we established a wholly-owned subsidiary in the British Virgin Islands, QD Technologies Limited, in November 2016, and a wholly-owned subsidiary in Hong Kong, QD Data Limited, to be our intermediate holding company in December 2016, to facilitate our initial public offering in the United States. The entire equity interest of Ganzhou Qufenqi was transferred from its former holding company to QD Data Limited. As a result of the restructuring in 2016, we hold equity interest in Ganzhou Qufenqi through our current offshore structure. At the same time, Ganzhou Qufenqi entered into a series of contractual arrangements with Beijing Happy Time and its shareholders. In addition, pursuant to the resolutions of all shareholders of Qudian Inc. and the resolutions of the board of directors of Qudian Inc., the board of directors of Qudian Inc. or any officer authorized by such board will cause Ganzhou Qufenqi to exercise its rights under such contractual arrangements. As a result of these resolutions and the provision of unlimited financial support from the Company to Beijing Happy Time, Qudian Inc. has been determined to be most closely associated with Beijing Happy Time within the group of related parties and was considered to be the primary beneficiary of Beijing Happy Time and its subsidiaries for accounting purposes.
Ganzhou Qudian and Xiamen Qudian became Group VIEs in 2017. Xiamen Weipujia became a Group VIEs in 2018. Xiamen Qu Plus Plus became a Group VIE in 2019. We have entered into a series of contractual arrangements with each new Group VIE and its shareholders, which allows us to exercise effective control over each new Group VIE and realize substantially all of the economic risks and benefits arising from such new Group VIE. The contractual arrangements for each Group VIE, including those as to the new Group VIEs, contain substantively identical provisions that afford us, through our wholly-owned subsidiary Ganzhou Qufenqi, the right to control all of the Group VIEs in the same manner and degree. Mr. Min Luo, our founder, chairman and chief executive officer, and Mr. Lianzhu Lv, our head of user experience department, are the only shareholders of Ganzhou Qudian. Mr. Min Luo is the only shareholder of Xiamen Qudian. Mr. Min Luo and Mr. Hongjia He are the only shareholders of Xiamen Weipujia. Mr. Min Luo and Mr. Long Xu are the only shareholders of Xiamen Qu Plus Plus. We believe such shareholding structure will enhance our administrative efficiency and reduce uncertainties associated with the enforcement of the relevant contractual arrangements entered into with the Group VIEs and their respective shareholder(s). Instead of relying on several shareholders’ compliance with their respective contractual obligations, we will only rely on one or two shareholders’ compliance for each Group VIE and would only need to enforce against such shareholder(s) in the event of a breach. The establishment of any of these Group VIEs is not intended to, and will not, have an adverse impact on the rights of our ADS holders. For more information, see “Item 3. Key Information on the Company—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the Group VIEs and their shareholders to operate our business, which may be less effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business.”
We currently conduct business in China mainly through the Group VIEs and their subsidiaries. Xiamen Weipujia does not currently engage in material business operations.
Hunan Qudian Technology Development Co., Ltd., or Hunan Qudian, became a VIE of the Group in 2017. In January 2021, we completed the dissolution of Hunan Qudian and terminated the contractual arrangements with Hunan Qudian and its shareholders.
The Group launched Wanlimu Kids Clubs, an early childhood education business, in January 2021. The Group currently operates the early childhood education business through Xiamen Wanlimu Growth, a subsidiary of Ganzhou Qudian. The Group plans to significantly downsize its Wanlimu Kids Clubs business.
The Group launched QD Food, a
ready-to-cook
meals business in March 2022. The Group currently operates the ready-to-cook
meals business through Xiamen Qudian and Shenzhen Qudian Supply Chain Co., Ltd., a subsidiary of Xiamen Qudian that was incorporated in February 2022.
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
Overview
The Group is a consumer-oriented technology company in China. The Group historically focused on providing credit solutions to consumers. The Group has been exploring innovative consumer products and services to satisfy the fundamental and daily needs of Chinese consumers by leveraging its technology capabilities.
The Group launched its
ready-to-cook
meal business, or “QD Food,” in March 2022. We believe there is vast market demand for ready-to-cook
meals in China. Catering to working-class families, QD Food products are designed to offer a convenient cooking experience, fresh ingredients, flavorful tastes and value-for-money
pricing. Consumers order QD Food products on their smartphones through the Group’s WeChat mini-program and Douyin. The recipes for QD Food products are primarily designed in-house,
and the Group engages third-party facilities for food preparation.
QD Food products are currently available in Guangdong province, and the Group plans to expand its product offerings to other cities in China. As of April 15, 2022, QD Food offered more than 30 stock keeping units, or SKUs, and over 80 thousand unique users have placed orders since the Group launched the service in March 2022. The typical price range of QD Food products is between RMB12.9 and RMB44.9 per SKU before discounts.
Besides QD Food, the Group also operates a loan book business, whereby the Group offers small credit products to consumers and undertakes the related credit risk. In the three months ended December 31, 2021, the small credit products under the Group’s loan book business had an average size of approximately RMB2,800 (US$445) and weighted average term of approximately 3.9 months. In addition, the Group operated a transaction services business until the third quarter of 2021, whereby the Group offers loan recommendation and referral services to third-party financial service providers and assume no credit risk. In 2021, the Group facilitated RMB15,117.3 billion (US$2,372.2 billion) in transactions, 97.7% of such transactions were facilitated under the Group’s loan book business, and 2.3% were facilitated under the Group’s transaction services business.
In light of the regulatory uncertainties in China’s online consumer finance market and to maintain its asset quality, the Group has implemented stringent credit standards for its credit business, which has led to a significant decrease in the amount of transactions facilitated in the first quarter of 2022. As a result, the Group expects its revenue to decline sequentially in the first quarter of 2022, compared with the fourth quarter of 2021. In addition, the Group expects further decreases in the total amount of transactions and related revenue in the second quarter of 2022. The Group will continue to evaluate conditions in the online consumer finance market and relevant regulatory developments. Based on this ongoing assessment, the Group may wind down its credit business.
The Group generates (i) financing income, loan facilitation income and other related income and guarantee income from cash credit products and (ii) sales income from the QD Food business. The Group historically generated (i) financing income and sales commission fee from merchandise credit products and (ii) transaction services fee and other related income from the Group’s transaction services business. The Group also generated sales income from merchandise sales on the Wanlimu
e-commerce
platform, which the Group is in the process of winding down. In addition, the Group historically offered budget auto financing products, from which the Group generated sales income and financing income. The Group started to wind down its budget auto financing business in the second quarter of 2019.
The Group’s total revenues decreased from RMB8,840.0 million in 2019 to RMB3,688.0 million in 2020, and decreased to RMB1,654.0 million (US$259.6 million) in 2021. The Group recorded net income of RMB3,264.3 million, RMB958.8 million and RMB585.9 million (US$91.9 million) in 2019, 2020 and 2021, respectively.

QD Food
The Group launched its
ready-to-cook
meal business, or “QD Food,” in March 2022. Catering to working-class families, QD Food products are designed to offer a convenient cooking experience, fresh ingredients, flavorful tastes and value-for-money
pricing. Consumers receive packaged ingredients and condiments, along with easy-to-follow
cooking instructions. As of April 15, 2022, QD Food offered more than 30 SKUs, including both iconic dishes from major regional cuisines in China and popular family-style dishes. The broad product offerings enable the Group to meet diverse consumer preferences in China. The typical price range of QD Food products is between RMB12.9 and RMB44.9 per SKU before discounts.
The Group has implemented a rigorous evaluation procedure for new dishes. Each new dish is subject to several rounds of tasting by the Group’s employees and external parties before being offered to consumers. The Group plans to periodically introduce new dishes to broaden consumers’ choices and enhance their experience.
The Group has engaged several third parties to procure packaged ingredients and condiments. To maintain consistent product quality, the Group standardizes its products by providing detailed specifications for its suppliers to follow. The ingredients for the Group’s products include both meat products, which typically have shelf lives of up to 12 months, and fresh vegetables, which typically have shelf lives of a few days. To reduce waste, the Group places purchase orders for supplies based on prudent forecasts of consumer demand and aims to continuously optimize inventory management.
Food safety is the Group’s top priority. The Group applies a comprehensive set of criteria to evaluate each prospective food supplier. Such criteria include, among other things, quality and safety of products, market reputation, qualifications, production capacities and pricing. The Group conducts site visits of food suppliers’ facilities both before engagement and periodically afterwards. During such site visits, the Group assesses whether the equipment and production environment at the facilities meet its food safety standards.
The Group currently operates a fulfillment facility in Shenzhen. Packaged ingredients and condiments, which are shipped from suppliers, are assembled and packaged at the facility for delivery to consumers. The Group collaborates with third-party logistic service providers to deliver its products.
QD Food products are currently available in Shenzhen, and the Group plans to expand its product offerings to other cities in China. The Group promotes QD Food through both popular social media platforms and offline advertising. Consumers order QD Food products on their smartphones through the Group’s WeChat mini-program. They have the option to receive the products either one or two days after ordering. As of April 15, 2022, over 80 thousand unique users have placed orders since the Group launched the service in March 2022.
Credit Business
The Group currently operates a loan book business, whereby the Group offers small cash credit products to consumers and undertakes the related credit risk.
Loan Book Business
Small Credit Products
Under the Group’s loan book business, the Group offers small cash credit products to consumers and undertakes the related credit risk. Users can access the Group’s small credit products through the Group’s mobile apps. Small credit products typically have short durations, enabling the Group to quickly understand a borrower’s behavior and further refine the Group’s data analytics and credit assessment model. Small credit products also enjoy favorable risk characteristics compared to larger credit products. A borrower is more likely to repay a smaller amount on time to maintain the quality of his or her credit profile, which may impact future borrowing activities. Benefits to fraudulent borrowers are also limited given the small amount of money borrowed.

The Group’s cash credit products comprise short-term, unsecured lines of credit that can be drawn down at any time, subject to the Group’s approval at the time of each drawdown request. Prospective borrowers complete an application and receive a decision on their application in as quick as a few seconds. When a credit is drawn, the money is deposited directly into the borrower’s specified digital account and can be used anywhere such digital account is accepted. Borrowers are typically charged financing service fees for cash credit drawdowns. In the three months ended December 31, 2021, the Group’s cash credit products had an average size of approximately RMB2,900 (US$452) and weighted average term of approximately 3.9 months.
Historically, the Group also offered merchandise credit products to finance borrowers’ direct purchase of merchandise offered on the Qudian marketplace on installment basis. The Qudian marketplace connected consumers with merchandise suppliers. The Group neither sold merchandise nor held inventory for the Qudian marketplace. Customers accessed the Qudian marketplace through mobile apps. Only customers with approved merchandise credit limits could make purchases, and the Group required a minimum amount of each purchase to be funded by utilizing the Group’s credit product. In the event the credit drawdown were insufficient to purchase the relevant merchandise, borrowers needed to pay for the portion that was not covered by the credit products using their own funds. A borrower could also voluntarily pay a portion of the purchase price with his or her own funds. The Group collaborated with merchandise suppliers to offer a broad variety of merchandise covering primarily consumer electronics, home appliances, watches and accessories, sports and outdoor merchandise and luggage. Borrowers were typically charged financing service fees for merchandise credit drawdowns. The Group also earned sales commission fee from its merchandise suppliers for the intermediary services rendered. The Group ceased to provide merchandise credit products in January 2022.
The Group utilizes its proprietary data analytics and credit assessment model to determine the amount of credit available for each borrower. For information regarding credit assessment, see “—Credit Approval and Servicing Process—Stage 3: Credit Assessment.” Borrowers’ credit limits are not the same as revolving lines of credit which can be utilized and paid down and utilized again because the Group has the right to not approve any additional draw downs. Upon receipt of a drawdown request, the Group’s credit assessment model and risk management system normally review the application and re-evaluate
the creditworthiness of such borrower to ensure that he or she is qualified for the requested drawdown.
When borrowers draw down on their cash credit, they may choose between several installment plans of different durations and financing service fees. The terms of the credit products are clearly stated in the electronic borrowing agreements borrowers enter into with the Group upon drawdowns:

•	Installments. Borrowers are generally required to make fixed weekly or monthly payments. The combined total represents the loan principal and financing service fees charged to borrowers.

•	Durations. Durations of credit products facilitated typically range from one to 18 months for cash credit products as of the date of this annual report.

•	Prepayments. Borrowers may pay off their account balance in full at any time, and the amount of repayment will be calculated based on actual duration of the loan prior to the prepayment.

•	Penalty fee. A penalty fee for late payment is clearly disclosed in the agreement and will be imposed as a daily penalty rate of the amount past due.

•	Repayment method. Repayments are made through the borrower’s specified digital account.
The borrower may continue to utilize his or her credit as long as the borrower has made the requisite payments in a timely manner, and there are unused credit remaining, subject to the Group’s approval at the time of each drawdown request. Borrowers are not allowed to roll over cash credit products upon maturity or otherwise change the terms of the transactions.

Budget Auto Financing Products
The Group historically offered budget auto financing products in the form of sales-type finance leases and vehicle sales with guarantee under the Dabai Auto brand. The Group started to wind down its budget auto financing business in the second quarter of 2019.
In the case of sales-type finance leases, the Group purchased cars on its inventory and leased them to creditworthy car buyers. Each car buyer was required to make a down payment and pay installments throughout the term of the lease. The legal title of the car was transferred to the car buyer upon full repayment. In the case of vehicle sales with guarantee, the Group sold vehicles to buyers and provided loan facilitation services to funding partners who provided financing to the vehicle buyers. The buyer obtained control of the vehicle when the borrower physically possessed the vehicle and when the Group received cash consideration for the vehicle from the buyer. The Group received recurring service fees from the financial institution for the Group’s loan facilitation services and post-origination services throughout the term of the loan. In addition, the Group provided a guarantee on the principal and accrued interest repayments of the defaulted loans to the financial institution.
Risk Management
To maintain healthy credit performance, the Group developed a rigorous credit assessment model and robust risk management system.
Fraud Prevention
The Group’s fraud prevention system identifies suspicious activities effectively and accurately with minimum friction in user experience. Machine learning enables the Group to analyze prospective borrowers’ behavioral patterns and address different types of fraud risks, including known fraud types, new fraud types as well as organized frauds. The Group aggregates data from both internal and external sources and undertake multiple steps to identify frauds:

•
Information Authentication
.
The Group uses information from external databases to match the information provided by the prospective borrower. If the relevant information does not match, such application will be declined.

•
Restricted List Search
.
The Group collaborates with other institutions to screen prospective borrowers who are on restricted lists maintained by such institutions. The Group utilizes such lists which contain individuals whose records indicate higher risk of fraud.

Credit Assessment
The Group’s credit assessment system consists of multiple modules:

•	Admission Module . Under this module, the Group assesses applicants based on their basic background information, such as age and the geographical regions where they are located;

•
Redline Module
.
Under this module, the Group excludes certain ineligible applicants, such as students and applicants on restricted lists maintained by other institutions that the Group collaborates with;

•
Enhanced Rule Module
.
Under this module, the Group identifies high risk applicants, such as applicants with a history of severe delinquency or have a record of borrowing from a large number of lenders. QD score is also one of the key factors the Group considers under the enhanced rule module to assess applicants;

QD Score
QD score analyzes a large number of variables for each transaction and enable the Group to better differentiate between creditworthy borrowers and lower quality borrowers. For repeat borrowers, the Group uses borrowers’ transaction data on the Group’s platform. The large number of credit transactions facilitated on the Group’s platform gives the Group proprietary data advantage in terms of users’ credit quality with regards to repayment and delinquency behavior.
QD score correlates positively with credit quality and ranges from 0 to 1,000. The Group offers borrowers with better credit quality progressively higher credit limits. In 2021, credit limits assigned to eligible borrowers ranged approximately from RMB500 to RMB25,000.
The Group’s Risk Management Team
The Group has established a risk management team comprising of 87 employees as of December 31, 2021. The Group’s risk management team meets regularly to examine the credit and enterprise risks of the Group, and is intimately involved in portfolio management, credit model development, validation and optimization. Tasks performed by the Group’s risk management team includes reporting on origination trends, monitoring of portfolio performance and stability, risk concentrations, building and maintaining credit models, performing economic stress tests on the Group’s portfolio, optimizing credit decisioning processes and conducting peer benchmarking and exogenous risk assessments.
A majority of the Group’s risk management team members are responsible for credit management and collection. The Group has implemented payment and collection policies and practices, included through automated repayment process in which borrowers authorize deduction from their specified digital accounts for the amount of scheduled repayments. These policies and practices are designed to optimize regulatory compliant repayment, while also providing superior borrower experience. The Group’s collections teams are trained to help borrowers to understand the value of their credit profile, explore available payment alternatives and make reasonable arrangements to repay outstanding balances. The Group’s employees contact borrowers following the first missed payment and periodically thereafter. The Group’s primary methods of contacting past due borrowers are to send reminders through text, voice and instant messages, phone calls, letters and emails.
The Group applies a machine learning algorithm to better allocate collection resources based on more detailed grouping of larger delinquency risk. The algorithm places delinquent borrowers into different groups based on internal blacklist check, credit history and QD score. Higher risk groups are allocated with more collection resources as the likelihood of their outstanding balance becoming longer-term delinquent or even uncollectable is generally higher. We expect to both improve the Group’s collection efficiency and reduce delinquency under this algorithm.
Pricing
Credit limits for small credit products are determined based on assessments performed by the Group’s proprietary credit assessment model and risk management system. The Group’s credit assessment model takes into account factors such as identity characteristics, credit history, payment overdue history, payment capacity, behavioral characteristics and online social network activity, and assign each borrower a personalized credit limit based on his or her credit profile.
The Group continually reviews and assesses the credit profiles of borrowers at each drawdown request. If the credit profile of a prospective borrower changes, the amount and duration of credit that such borrower may be able to draw down under the credit limit would also change. As borrowers repay, they build credit histories with the Group. Based on the credit histories, the Group’s artificial intelligence-based credit assessment model enables the Group to continually re-evaluate
borrowers’ credit profiles and provide more personalized credit limits. The Group offers borrowers with stronger credit profiles higher credit limits and longer repayment durations, thereby driving higher engagement with them.
Pricing for credit drawdowns borrowed under cash credit products are quoted in the form of the size of each installment payment and the number of installments required. For cash credit products, the combined total represents the loan principal and financing service fees charged to borrowers. A credit product with duration of one week only requires a one-time
payment upon maturity. A penalty fee for late payment is imposed as a daily penalty rate of the amount past due. All fees are clearly disclosed to the borrower upfront when the transaction is facilitated. In an effort to comply with potentially applicable laws and regulations, the Group adjusted the pricing of its credit products in April 2017 to ensure that the annualized fee rates charged on all credit drawdowns do not exceed 36%.
The financing service fee of a credit product is determined by its size and duration. Credit products of larger size and longer duration generally correspond to higher amount of financing service fees. For borrowers with strong credit profiles, the Group may offer them discounts as to financing service fees. In addition, the Group hold promotional campaigns from time to time and charge lower financing service fees during such campaigns.
Transaction Services Business
In the fourth quarter of 2018, the Group launched an open platform for transaction services business. The transaction services business allowed the Group to monetize its user base and mitigate its credit risk exposure. The Group performed credit assessment on users applying for credit on its platform, following which the Group referred users that met the Group’s credit requirements to licensed institutional funding partners that participated on the platform. The Group received commissions from the institutional funding partners for such referrals. The Group ceased to provide transaction services through its open platform in the third quarter of 2021.
Borrowers
The Group targets hundreds of millions of young, tech-savvy and mobile-active consumers in China who are underbanked and underserved but eager to access small credit for their discretionary spending. As the Group has been focused on providing credit products to young consumers across China, the Group has gained extensive experience and understanding into the behavior and consumption preference of such demographic of users since its inception.
The Group primarily engages borrowers through its mobile applications. In response to the uncertainties that came with the
COVID-19
pandemic, the Group adopted a more conservative business strategy and implemented more stringent credit approval standards, as the Group has only provided credit products to customers with better credit histories since early 2020.
As of December 31, 2019, 2020 and 2021, approximately 33.8 million, 33.8 million and 33.8 million registered users were approved with credit, respectively. As of December 31, 2019, 2020 and 2021, the Group’s outstanding borrower base was 6.1 million, 3.5 million and 2.8 million, respectively.
Funding
The Group collaborates with institutional funding partners to fund transactions under the loan book business. Historically, the Group also collaborated with institutional funding partners in connection with the transaction services business. While the Group bears credit risk for transactions under the loan book business, the Group did not bear credit risk for transactions under the transaction services business.

The table below sets forth a breakdown by funding sources for total amount of transactions in the periods presented:

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
On-balance sheet transactions:
Credit drawdowns that were funded by institutional funding partners	6,827,311	611,751	—	—
Credit drawdowns transferred to institutional funding partners	477,200	—	—	—
Credit drawdowns funded through trusts(1)	6,350,111	611,751	—	—

Credit drawdowns that were funded by the Group’s own capital	15,933,116	17,683,191	14,636,497	2,296,786

Total on-balance sheet transactions	22,760,427	18,294,942	14,636,497	2,296,786
Off-balance sheet transactions	38,080,279	97,879	128,368	20,144

Transactions under the loan book business	60,840,706	18,392,821	14,764,865	2,316,929

Transactions under the transaction services business	23,683,642	4,020,778	352,402	55,300

Total	84,524,348	22,413,599	15,117,267	2,372,229

(1)	Excludes credit drawdowns funded by the Group’s own capital through trusts.
The table below sets forth a breakdown by funding sources, as a percentage of the amount of transactions, in the periods presented

	Year Ended December 31,
	2019	2020	2021
	%
On-balance sheet transactions:
Credit drawdowns that were funded by institutional funding partners	8.1	2.7	—
Credit drawdowns transferred to institutional funding partners	0.6	—	—
Credit drawdowns funded through trusts(1)	7.5	2.7	—

Credit drawdowns that were funded by the Group’s own capital	18.9	78.9	96.8

Total on-balance sheet transactions	26.9	81.6	96.8

Off-balance sheet transactions	45.1	0.5	0.8

Transactions under the loan book business	72.0	82.1	97.7

Transactions under the transaction services business	28.0	17.9	2.3

Total	100.0	100.0	100.0

(1)	Excludes credit drawdowns funded by the Group’s own capital through trusts.
The Group selects funding sources to fund credit facilitated by the Group based on various factors, including the fees charged by such funding sources, amount of the credit drawdowns to be funded, the credit drawdown requirement of the funding sources at that time and the timing of the availability of fund from the funding sources. Under the loan book business, the financing service fee of a small credit product is determined by its size and duration, instead of the funding arrangement related to the transaction. For more information, see “—Pricing.” Under the transaction services business, the pricing terms for the transactions were determined by the relevant financial service providers.
Funding Provided Directly by Institutional Funding Partners and Guaranteed by Us
The Group has entered into cooperative agreements with certain banks in China and fund credit drawdowns to borrowers under such arrangements. The banks are able to utilize the Group’s data-driven credit assessment model to screen potential borrowers who are traditionally underserved by banks due to the lack of credit data. Under such agreements, the Group refers to such banks qualified credit applications from borrowers, including the Group’s assessment of their credit profiles and the Group’s suggested credit limits. They will then review the credit applications independently in accordance with their credit assessment standards and approve credit for drawdown. Once a credit limit is approved and funding is requested, the banks will fund the credit to the borrower directly.
The relevant bank is identified as the lender under the borrowing agreement. The borrower is required to repay the principal and financing service fees directly to the relevant bank. Such bank will in turn deduct the principal and fees due to it from the repayment and remit the remainder to the Group as its loan facilitation fees. When the borrower defaults, the Group is obligated to repay the full overdue amount to the relevant banks.
The Group also entered into collaborations with consumer finance companies and small credit companies pursuant to which the consumer finance companies and small credit companies funded the credit the Group facilitated for the borrower directly. Such arrangements with the consumer finance companies and small credit companies were similar to those entered into with banks.
In 2021, the amount of transactions facilitated under these arrangements with institutional funding partners for the Group’s cash credit products were RMB128.4 million (US$20.1 million). The Group recognizes loan facilitation fees earned from institutional funding partners as loan facilitation income and other related income, which were RMB39.5 million (US$6.2 million) in 2021. Subsequent to January 1, 2020, the non-contingent
aspect of the risk assurance liability is subsequently recognized as guarantee income over the term of the arrangement as the Group is released from the stand ready obligation based on the borrower’s repayment of the loan principal, which were RMB3.9 million(US$0.6 million) in 2021. At the inception of each credit drawdown directly funded by institutional funding partners, the Group records the fair value of (i) guarantee liabilities, which represent the present value of the Group’s expected payout based on the estimated delinquency rate and the applicable discount rate for time value; or (ii) risk assurance liabilities, which considers the premium required by a third-party market participant to issue the same risk assurance in a standalone transaction, as applicable. The contingent loss rising from risk assurance liabilities is recognized when borrower default is probable, and the amount of loss is estimable. Subsequent to January 1, 2020, the contingent liability relating to the expected credit losses arising from the contingent aspect of the risk assurance liability is initially measured under the CECL model in accordance with ASC 326. As of December 31, 2021, guarantee liabilities and risk assurance liabilities under the Group’s arrangement with institutional funding partners was RMB0.9 million (US$0.1 million).
Funding Provided through Trusts
Institutional funding partners, including banks, asset management companies and other institutions, also historically provided credit indirectly to borrowers through trusts the Group established in collaboration with trust companies. Each trust has a specified term. The Group consolidates the trusts’ financial results in its consolidated financial statements in accordance with U.S. GAAP. Institutional funding partners invested in the Group’s trusts in the form of trust units, which entitled the institutional funding partner to a fixed rate of return on the investment.

The Group currently funds trusts with its own capital. In 2021, the amount of transactions facilitated through trusts was RMB14,459.3 million (US$2,269.0 million), all of which was funded with the Group’s own capital.
Since the trust company administering such trusts has been licensed by financial regulatory authorities to lend, credit drawdowns funded under such arrangement are not private lending transactions within the meaning of the Second Revised Private Lending Judicial Interpretation issued by the Supreme People’s Court of the PRC in December 2020. As a result, under such arrangement, the Group will not be deemed as a lender or a provider of financial services by the PRC regulatory authorities or becoming subject to supervision and restrictions on lending under the applicable laws and regulations.
Funding Arrangements with Banks Involving the Group’s Own Capital
In 2020, the Group entered into arrangements with certain banks whereby such financial institutions act as channels for the Group to fund credit drawdowns with the Group’s own capital. The Group bears the full credit risk for such credit drawdowns, and the Group records such credit drawdowns on its balance sheet. In 2021, there was no capital funded under such arrangements.
The Group historically funded certain credit drawdowns with its two small credit companies.
Funding Arrangements under the Transaction Services Business
In the fourth quarter of 2018, the Group launched an open platform for transaction services business. The Group performed credit assessment on users applying for credit on its platform, following which the Group primarily referred users that meet the Group’s credit requirements to licensed institutional funding partners that participated on the platform. The Group received commissions from the institutional funding partners for such referrals. The Group ceased to provide transaction services through its open platform in the third quarter of 2021.
The financial service providers performed independent credit assessment for the transactions facilitated under the Group’s transaction services business, and the Group did not bear credit risk for the transactions.
In 2021, the Group facilitated RMB352.4 million (US$55.3 million) of transactions under its transaction services business.
The Group’s Collaboration with Ant Financial
In September 2015, Ant Financial’s wholly owned subsidiary API (Hong Kong) Investment Limited became a shareholder of Qufenqi Inc., a former holding company of Beijing Happy Time. The Group started to engage prospective borrowers through the Alipay consumer interface in November 2015. Since then, the Group has continued to collaborate with Ant Financial in certain areas of the Group’s business. In connection with the Group’s restructuring in 2016, API (Hong Kong) Investment Limited became one of the principal shareholders of Qudian Inc., and it ceased to be our principal shareholder in April 2019. In addition, the Group ceased to engage borrowers through the Alipay consumer interface in July 2019.
Payment Processing and Settlement
. Borrowers receive proceeds from credit drawdowns as well as make repayments through their Alipay accounts. For on-balance
sheet transactions, the Group disburses funds to, and collect repayments from, borrowers through the Group’s Alipay accounts. For off-balance
sheet transactions, the Group’s institutional funding partners utilize their own Alipay accounts and transact with borrowers directly. The Group has entered into agreements with Ant Financial for payment processing and settlement services in connection with the Group’s Alipay accounts. Pursuant to such agreements, the Group is charged a fixed amount for each credit drawdown funded by the Group’s Alipay accounts as well as a percentage of each repayment made to the Group’s Alipay accounts. The payment processing and settlement agreements typically provide for an initial term of one year, which can be automatically renewed unless either party provides notice to the other of its decision not to renew 30 days prior to the expiration of the relevant agreement.

Historical Collaborations
. The Group used to cooperate with Zhima Credit for their credit service and credit analysis collaboration. Under the Group’s agreements with Zhima Credit, Zhima Credit would provide the Group with credit analysis information of prospective users and the Group would also share insights into the application of data technology to the Group’s own credit analysis models with Zhima Credit. The Group has ceased to collaborate with Zhima Credit as the relevant agreements expired in September 2018. The Group also used to engage borrowers through different channels on the Alipay consumer interface, and the Group ceased to engage borrowers through such interface in July 2019.
In October 2016 the Group formed a joint venture with Ant Financial, QuCampus, a company organized under the laws of the PRC. In September 2020, Ant Financial transferred its equity interests in QuCampus to the Group for a consideration of RMB3.2 million. We had completed the dissolution of QuCampus in August 2021.
Credit Approval and Servicing Process
We believe that the Group provides a convenient and user-friendly credit application process, a credit assessment mechanism that accurately determines an applicant’s creditworthiness and a superior overall user experience. The Group’s proprietary credit assessment model and risk management system enables the Group to provide an automated online application process that aims to provide a simple, seamless and efficient experience to users. Prospective borrowers may complete the application and receive a decision on their application as quick as a few seconds. Approved borrowers are then able to draw down on their cash credit with funds available in their specified digital accounts within a few minutes.
The Group has created a simple and quick process for users to apply for small credit products under the loan book business as described below.
Stage 1: Online Credit Application
The Group’s online credit application process begins with the submission of a credit application by a prospective borrower. A typical prospective borrower is a user who has already registered on Alipay, which requires the input of his or her real name, PRC identity card information and most frequently used mobile phone number for authentication. Given the significant coverage of Alipay in China, we believe most of the targeted borrowers have completed this part of registration process before applying for credit from the Group.
A registered Alipay user can apply for credit through the Group’s mobile apps. As part of the credit application process, the prospective borrower is asked to provide basic personal information that typically includes their name, PRC identity card information, mobile phone number and their authorization for the Group to run a credit background check and access to their GPS location while in use.
Stage 2: Data Aggregation and Verification
Upon receiving a completed application by a prospective borrower, the Group’s proprietary risk management system and fraud prevention system are populated with information from the submitted credit application, including, with authorization of the relevant users, credit analysis for such prospective borrower provided by third parties. For borrowers who have established certain credit histories with the Group, the Group’s credit assessment model places a strong focus on data from internal sources, such as such borrowers’ repayment and delinquency record. This data is then used to verify applicants’ identity and for fraud detection. The Group utilizes restricted list searches provided by third-parties as well as the Group’s proprietary machine learning algorithms to screen for fraudulent applications. Applicants identified to present higher risk of fraud are declined by the Group’s fraud prevention system.

Stage 3: Credit Assessment
After completion of the data aggregation and verification process, the prospective borrower’s application either proceeds to the next phase of the application process or the prospective borrower is notified of the decision that the application is declined.
The Group’s proprietary credit assessment model has been powered by the Group’s massive database. The Group’s proprietary data analytics and credit assessment model is optimized to fit the realities of the Chinese market and tailored for each channel through which the Group engages prospective borrowers, using big data and fast data from sources that target borrowers in China. The Group’s credit assessment model uses the Group’s own scoring criteria, and is routinely monitored, tested, updated and validated by the Group’s risk management team. Following credit evaluation, the Group’s credit determination system makes a determination as to whether the applicant is qualified, and a qualified borrower receives short-term, unsecured amount of credit. Unqualified applicants are notified of the decision of their applications being declined, although such applicants are not prohibited from applying again in the future.
Building on the experience and data the Group has gained since its inception, the Group has developed a new credit assessment system, QD score. Continuously refined by machine learning algorithms and the high volume of transaction data the Group collects, QD score analyzes a large number of variables for each transaction and enables the Group to better differentiate between creditworthy borrowers and lower quality borrowers.
Stage 4: Credit Utilization
Once the credit application is approved, borrowers can request drawdowns under their respective credit limits. Upon receipt of a drawdown request, the Group’s credit assessment model and risk management system normally review the application and re-evaluate
the creditworthiness of such borrower to ensure that he or she is qualified for the requested drawdown. If the credit profile of a prospective borrower changes, the credit limits for such borrower may vary. If the borrower has made the requisite payments in a timely manner, and there are unused credit remaining, the borrower may continue to utilize his or her credit, subject to the Group’s approval at the time of each drawdown request. Once the drawdown request is approved, the Group or the Group’s institutional funding partners, as applicable, will then fund credit to borrowers. Funding typically occurs in as quickly as a few seconds after a request for drawdown is made and approved. In the event the Group does not approve a drawdown request, the Group aims to notify the relevant customer of such decision within ten minutes after the request is made.
Stage 5: Servicing and Collection
The Group utilizes an automated process to help borrowers to make their scheduled payments. Upon origination, the Group establishes a payment schedule with payment occurring on a set business day each month or week. Borrowers then make scheduled repayments online, or authorize deduction from their specified digital accounts the amount of scheduled repayments. In 2021, most of the scheduled repayments were made automatically from the borrowers’ specified digital accounts.
For borrowers who do not use the automated repayment process, the Group provides payment reminder services, such as sending reminders through text and instant messages on the day a repayment is due. Once a repayment is past due, the Group also sends additional reminder text and instant messages during the first two calendar days of delinquency.
The Group’s collection efforts extend to every delinquent borrower under the Group’s loan book business. The Group’s collection strategies are divided into different categories, which dictate the types of collection methods the Group uses, based on the severity of delinquency and the borrower’s “C card score.” The C card score analyzes borrowers’ personal information, such as gender, age, residence, education, occupation and marriage status, QD score and other credit history and related information. The Group uses different collection methods tailored to borrowers with different C card scores to optimize the efficiency of the Group’s collection effort. For example, the Group’s collection system may determine whether to remind borrowers through text, instant messages, automated voice calls or phone calls and the frequency of such reminders. The Group informs the relevant borrowers of the adverse impact of delinquencies on their credit histories, which may convince such borrowers to pay the amounts past due. The Group may stop collection efforts when credit drawdowns are 180 calendar days overdue and collection attempts have reached a certain number. In the event of (i) death of the borrower, (ii) identification of fraud, and the fraud is officially reported to and filed with relevant law enforcement departments or (iii) the amount remained outstanding 180 calendar days past due and therefore deemed uncollectible, the Group will charge off the relevant outstanding amount. Substantially all of the Group’s charge-offs since the Group’s inception were due to amounts that remain outstanding 180 calendar days past due and therefore deemed uncollectible.
Marketing and Borrower Engagement
The Group’s marketing efforts are primarily online, and the Group uses an array of online marketing channels to attract borrowers. In addition to engaging borrowers through the Group’s mobile applications, the Group also utilizes other leading Internet and mobile platforms in China, including leading Android app stores in China and Apple App Store, to obtain qualified leads for prospective new borrowers. The Group does not currently pay any fees to acquire leads through Android app stores and Apple App Store. The Group employs and continually optimizes the relevant key words associated with the Group’s apps to enhance users’ ability to find the Group’s apps in such stores.
Early Childhood Education Business
The Group launched Wanlimu Kids Clubs, an early childhood education business in January 2021. The Group offers various early childhood education services for young children to participate in. The Group operated six Wanlimu education centers as of February 28, 2022. Due to the negative impact of the
COVID-19
pandemic and the tightened regulations concerning the education industry, the Group has significantly downsized its Wanlimu Kids Clubs business.
E-commerce
Business
The Group launched the Wanlimu
e-commerce
platform, which offers online luxury fashion products, in March 2020. The Group is in the process of winding down this business to focus on its other service offerings.
The Group’s Information Technology and Security
Overview
The Group’s network is configured with multiple layers of security modules to isolate the Group’s databases from unauthorized access. The Group uses sophisticated security protocols for communication among applications and the Group encrypts private information, such as an applicant’s identification number. The Group’s technology infrastructure is fully deployed, and the Group’s data is entirely maintained, on a customized cloud computing system. The Group has multiple layers of redundancy to ensure reliability of its systems and services. The Group also has a working data redundancy model with comprehensive backups of its databases and software.
The Group’s technology and product development department, which comprised 78 employees as of December 31, 2021, including core team members with extensive experiences with leading Internet, online retail and mobile commerce and fintech companies in China, focuses on the following that support the Group’s long-term business growth:

•	maintaining and strengthening the Group’s proprietary data and analytics systems, including the Group’s decisioning engine, proprietary risk management system and fraud prevention system; and

•
ensuring the Group’s technology system, including
front-end
and
back-end
management systems, collection systems, financial systems, security protocols and business continuity plans are well established, reviewed, tested and continuously strengthened.

Technology System
The Group’s proprietary technology system, which supports all key aspects of the Group’s online platform, is designed to optimize for scalability and flexibility. The system is designed to handle the large volume of data required to evaluate a large number of prospective borrower applications quickly and accurately and to manage a large number of borrowers yet flexible enough to capitalize on changing user preferences, market trends and technological advances. The Group’s software development life cycle is rapid and iterative to increase the efficiency and capacity of the Group’s system. The Group is able to implement software updates while maintaining the Group’s system stability. The Group continually employs technological innovations to improve its technology system, which performs a variety of integrated and core functions, including:

•
Financial systems
. Systems that manage the external interface for funds transfers, including integration of the Group’s system with those of the institutional funding partners to ensure a seamless experience for the borrowers and the institutional funding partners, as well as for the management of daily financial and accounting, reconciliation and reporting functions. Such systems include, among others:

•
Transaction syndication and clearing system.
The Group has developed a highly automated transaction syndication and clearing system that is capable of rapidly facilitating a massive number of transactions under a diverse array of funding arrangements. The system has been seamlessly integrated with the systems of the Group’s licensed institutional funding partners, including banks. For a small credit application that can be funded by a single funding source, it automatically selects the proper funding source for each credit drawdown based on the large number of funding criteria specified by the Group’s institutional funding partners. For a large credit application, it can syndicate the credit commitment among the Group and its institutional funding partners based on their funding criteria. The system also separates payments from borrowers into the relevant categories, namely, principals, financing service fees, fees payable to institutional funding partners and penalty fees on a real-time basis and settles with the relevant funding partners on a same-day
basis. The system adapts to new funding arrangements quickly. For example, it typically takes two days to complete the configuration for a new trust and two weeks to do so for a new off-balance
sheet funding arrangement with a bank. The advanced and efficient system allows the Group to quickly match demand with institutional funding with appropriate risk appetite, thereby providing credit to consumer instantaneously.

•
Liquidity forecast system.
The system provides real-time forecasts on the Group’s funding needs by monitoring the fund inflows and outflows, and such forecasts are valuable information for the Group to manage liquidity.

•
Security
. The Group collects and stores personally identifiable user information, including names, addresses, identification information and financial accounts information for the sole purpose of individual credit assessment. The Group retrieves this information with user’s consent and have safeguards designed to protect such information, including the application of Advanced Encryption Standard, or AES. The Group stores its data in encrypted form, which offers an additional layer of protection. The Group also verifies data interchange with its institutional funding partners using digital signatures, which enhances the security of such interchange. The Group also has created controls to limit employee access to such information and to monitor access.

•	Front-end systems . Include external interfaces and mobile apps that users use when applying for credit and managing their accounts.

•
Back-end
management systems
. The Group’s
back-end
systems include, among other things, the Group’s user credit and repayment management system, merchandise procurement system, merchandise management system and user information management system.

•	Collection systems . Primarily include contract management system, operational and marketing management system and automated phone system.
Competition
The online consumer finance industry in China is intensely competitive and the Group competes with other consumer finance service providers in general. The Group competes with other financial products and companies that attract borrowers, institutional funding partners or both. For example, with respect to borrowers, the Group competes with other consumer finance service providers, including online consumer finance services, as well as traditional financial institutions, such as banks and consumer finance companies. Principal methods of competition include enhancing data analytics capabilities, engaging borrowers cost effectively and strengthening funding sources.
In light of the low barriers to entry in the online consumer finance industry, more players may enter this market and increase the level of competition. We believe that the Group’s brands, scale, network effects, historical data and performance record provide the Group with competitive advantages over existing and potential competitors.
The markets in which the QD Food business competes are rapidly evolving and intensely competitive, and the Group faces an array of competitors from different industry sectors. The Group’s current and potential competitors include, among others, (1) other online food and meal delivery companies, (2) a wide array of food retailers, such as supermarkets and convenience stores,
(3) e-commerce
platforms and (4) casual dining and quick-service restaurants.
We believe that the principal competitive factors upon which QD Food competes include: product quality, customer satisfaction, convenience, food safety, price and value perception, brand recognition, as well as reliable and timely fulfillment.
Intellectual Property
We regard the Group’s trademarks, domain names, copyrights,
know-how,
proprietary technologies and similar intellectual property as critical to the Group’s success, and the Group relies on trademark and trade secret law and confidentiality, invention assignment and non-compete
agreements with the Group’s employees and others to protect the Group’s proprietary rights. The Group has registered 383 trademarks in the PRC for “
趣店
”, “Qufenqi” and other trademarks. The Group also has 169 trademarks under application in the PRC. The Group is the registered holder of 174 domain names in the PRC that include qudian.com and laifenqi.com. The Group was also granted 74 copyrights that corresponding to the Group’s proprietary techniques in connection with its systems.
Seasonality
The Group experiences seasonality in its credit business, reflecting a combination of seasonality patterns of the retail market and the Group’s promotional activities. In recent years, many online and offline retailers in China hold promotions on November 11 and December 12 of each year, which drives significant increase in retail sales. Higher retail sales during the shopping seasons may generate greater demand for the Group’s credit products. As a result, the Group may record higher total revenues during the fourth quarter of each year compared to other quarters. On the other hand, the Group’s total revenues for the first quarter tend to be lower due to the Chinese New Year holiday that generally reduces borrowing activities. Overall, the historical seasonality of the Group’s business has been mild. Due to the Group’s limited operating history, the seasonal trends that it has experienced in the past may not apply to, or be indicative of, its future operating results.
The Group may experience seasonality in the QD Food business. However, as the Group only launched the business recently, it has not observed any seasonal trends relating to QD Food.
Insurance
The Group provides social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for its employees. The Group also purchased employer’s liability insurance and additional commercial health insurance to increase insurance coverage of its employees. The Group does not maintain property insurance policies covering its equipment and other property that are essential to the Group’s business operation to safeguard against risks and unexpected events. The Group does not maintain business interruption insurance or general third-party liability insurance, nor does the Group maintain product liability insurance or key-man
insurance. We consider the Group’s insurance coverage to be sufficient for the Group’s business operations in China.
Licenses and Permissions Requirements
The below table sets forth material permissions and/or licenses the Group has obtained for its operations in China. The Group has received all material permissions that are, or may be, required for its operations in China, and no material permission has been denied from the Group by relevant authorities in China. However, the Group is subject to risks relating to the regulatory environment in China. See “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in China—There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations. In addition, rules and regulations in China can change quickly with little advance notice.”

Company Name	Company Status	Name of Permission/License	Governing Government Authority
Xiamen Youxiang Time Technology Co., Ltd.( 厦门优享时代科技服务有限公司)	Our PRC subsidiary	Business License	Administration for Market Regulation of Xiamen City

Xiamen Qu Plus Plus Technology Development Co., Ltd.( 厦门趣加加科技发展有限公司)	Group VIE	Business License	Administration for Market Regulation Tong An District of Xiamen City
		ICP License	Fujian Communications Administration

Beijing Happy Time Technology Development Co., Ltd.( 北京快乐时代科技发展有限公司)	Group VIE	Business License	Administration for Market Regulation Haidian District of Beijing City

Qufenqi (Ganzhou) Information Technology Co., Ltd.( 趣分期（赣州）信息技术有限公司)	Our PRC subsidiary	Business License	Administration for Market Regulation of Ganzhou City

Xiamen Happy Time Technology Co., Ltd.( 厦门快乐时代科技有限公司)	Our PRC subsidiary	Business License	Administration for Market Regulation of Xiamen City

Company Name	Company Status	Name of Permission/License	Governing Government Authority

Xiamen Qudian Financial Lease Ltd.( 厦门趣店融资租赁有限公司)	Our PRC subsidiary	Business License	Administration for Market Regulation of Xiamen City

Ganzhou Qudian Technology Co., Ltd.( 赣州趣店科技有限公司)	Group VIE	Business License	Administrative Examination and Approval Bureau of Ganzhou Economic Technological Development Zone

Xiamen Qudian Technology Co., Ltd.( 厦门趣店科技有限公司)	Group VIE	Business License	Administration for Market Regulation of Xiamen City

		Service Provider License	Ministry of Industry and Information Technology of the PRC

		ICP License	Fujian Communications Administration

		ODPTP License	Fujian Communications Administration

Xiamen Weipujia Technology Co., Ltd.( 厦门唯谱家科技有限公司)	Group VIE	Business License	Administration for Market Regulation of Xiamen City

Tianjin Happy Time Technology Development Co., Ltd.( 天津快乐时代科技发展有限公司)	Subsidiary of a Group VIE	Business License	Administration for Market Regulation of Sino-Singapore Tianjin Eco-City

Tianjin Qufenqi Technology Co., Ltd.( 天津趣分期科技有限公司 )	Subsidiary of a Group VIE	Business License	Administration for Market Regulation of Sino-Singapore Tianjin Eco-City
Qufenqi (Beijing) Information Technology Co., Ltd. ( 趣分期（北京）信息技术有限公司)	Subsidiary of a Group VIE	Business License	Administration for Market Regulation Haidian District of Beijing City
		ICP License	Beijing Communications Administration

Company Name	Company Status	Name of Permission/License	Governing Government Authority
Ganzhou Happy Fenqi Network Service Co., Ltd.( 赣州快乐分期网络服务有限公司)	Subsidiary of a Group VIE	Food Production License	Food and Drug Administration of Ganzhou Economic Technological Development Zone of Ganzhou City
		Business License	Administration for Market Regulation of Ganzhou City

Fuzhou High-tech Zone Microcredit Co., Ltd.( 抚州高新区趣分期小额贷款有限公司)	Subsidiary of a Group VIE	Business License	Administration for Market Regulation of Fuzhou City

Fuzhou Happy Time Technology Development Co., Ltd.( 抚州快乐时代科技发展有限公司)	Subsidiary of a Group VIE	Business License	Administration for Market Regulation of Fuzhou City

Fuzhou Happy Time Technology Co., Ltd.( 赣州快乐时代电子商务有限公司)	Subsidiary of a Group VIE	Business License	Administration for Market Regulation of Ganzhou City

Yihuang Qudian Technology Development Co., Ltd. ( 宜黄县趣店科技发展有限公司)	Subsidiary of a Group VIE	Business License	Administration for Market Regulation of Yihuang County

Xiamen Youqi Technology Co., Ltd.( 厦门友契科技有限公司)	Our PRC subsidiary	Business License	Administration for Market Regulation of Siming District of Xiamen City

Xiamen Youdun Technology Co., Ltd. ( 厦门友盾科技有限公司)	Our PRC subsidiary	Business License	Administration for Market Regulation of Canghai District of Xiamen City
Xiamen Xincheng Youda Financing Guarantee Ltd.( 厦门信诚友达融资担保有限公司)	Our PRC subsidiary	Business License	Administration for Market Regulation of Xiamen City
		Financing Guarantee Business Permit	Local Financial Supervision and Administration of Xiamen City

Xinjiang Qudian Technology Co., Ltd.( 新疆趣店科技有限公司 )	Subsidiary of a Group VIE	Business License	Administration for Market Regulation of Khorgas City

Company Name	Company Status	Name of Permission/License	Governing Government Authority
Xiamen Wanlimu Growth Technologies Co., Ltd.( 厦门万里目成长科技有限公司)	Subsidiary of a Group VIE	Business License	Administration for Market Regulation of Xiamen City
		ICP License	Fujian Communications Administration
		Network Culture Business Permit	Department of Culture and Tourism of Fujian Province
		Permit to Produce or Operate Radio and Television Programs	Fujian Radio and Television Commercials Bureau

Xiamen Qudian Commercial Factoring Co., Ltd.( 厦门趣店商业保理有限公司)	Subsidiary of a Group VIE	Business License	Administration for Market Regulation of Xiamen City

Xiamen Junda Network Technology Co., Ltd.( 厦门均达网络科技有限公司)	Subsidiary of a Group VIE	Business License	Administration for Market Regulation of Siming District of Xiamen City
Xiamen Wanlimu Technology Co., Ltd.( 厦门万里目科技有限公司)	Subsidiary of a Group VIE	Business License	Administration for Market Regulation of Xiamen City
		ICP License	Fujian Communications Administration

Xiamen Wanlimu Luxuries Co., Ltd.( 厦门万里目奢侈品有限公司)	Subsidiary of a Group VIE	Business License	Administration for Market Regulation of Xiamen City
Xiamen Wanlimu Children’s Growth Education Technology Co., Ltd.( 厦门万里目少儿成长教育科技有限公司)	Subsidiary of a Group VIE	Business License	Administration for Market Regulation of Siming District of Xiamen City
		Food Production License	Administration for Market Regulation of Siming District of Xiamen City
		Licensing for Operation of High-risk Sports Projects	Culture and Tourism Bureau of Siming District of Xiamen City
		Hygiene License	Health Bureau of Siming District of Xiamen City

Company Name	Company Status	Name of Permission/License	Governing Government Authority
Shenzhen Qudian Supply Chain Co., Ltd.( 深圳趣店供应链有限公司)	Subsidiary of a Group VIE	Business License	Administration for Market Regulation of Shenzhen City
		Filing for selling ready-to-cook meals	Administration for Market Regulation of Nanshan District of Shenzhen City
Regulation
The following is a summary of the most significant rules and regulations that affect the Group’s business activities in China or the rights of our shareholders to receive dividends and other distributions from the Group.
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
The Special Administrative Measures for Access of Foreign Investment (Negative List) ( 2021 Edition), or the List, which was promulgated jointly by the MOFCOM and the NDRC on December 27, 2021 and became effective on January 1, 2022, and replaced the Special Administrative Measures for Access of Foreign Investment (Negative List) (2020 Edition), has listed the special administrative measures for foreign investment in certain industries in the PRC, including requirements on ownership percentage, senior management and etc. The industries that do not fall within the List are administered under uniform principles for domestic and foreign investment. According to the List, the value-added telecommunications services business (excluding
e-commerce

business, domestic multi-party communications,
store-and-forward
and call center) is subject to restrictions on percentage of foreign ownership (not exceeding 50 percent). According to the Administrative Regulations on Foreign-invested Telecommunications Enterprises issued by the State Council on December 11, 2001 and amended on September 10, 2008 and February 6, 2016 respectively, foreign-invested value-added telecommunications enterprises must be in the form of a Sino-foreign equity joint venture. The regulations restrict the ultimate capital contribution percentage held by foreign investor(s) in a foreign-invested value-added telecommunications enterprise to 50% or less and require the primary foreign investor in a foreign invested value-added telecommunications enterprise to have a good track record and operational experience in the VATS industry.
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
In light of the above restrictions and requirements, we conduct the value-added telecommunications businesses through the Group VIEs.
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
Beijing Happy Time, one of the Group VIEs, and Qufenqi Beijing, a subsidiary of Beijing Happy Time, have both obtained ICP licenses for provision of commercial Internet information services issued by Beijing Telecommunication Administration in February 2019 and March 2019, respectively. In September 2020, the ICP license of Beijing Happy Time expired and we did not renew such license due to adjustments to our business structure. In addition, Xiamen Qudian Culture and Technology, Xiamen Qudian, Xiamen Qu Plus Plus and Xiamen Wanlimu Growth have obtained ICP licenses for provision of Internet information services issued by Fujian Telecommunication Administration in December 2018, September 2019, November 2019 and January 2021, respectively. As the implementing rules of the Administrative Measures on Telecommunications Business Operating Licenses have not been published, it remains uncertain as to how the “commercial Internet information services” and
“non-commercial
Internet information services” are interpreted and distinguished, and whether online consumer finance service providers like the Group will be deemed as commercial Internet information service operator, or operators of online data and transaction processing, therefore there is uncertainty as to whether any or all of the Group VIEs, or the subsidiaries of the Group VIEs need to obtain ICP licenses, or VATS license for online data and transaction processing services, or any other VATS licenses in order to be in full compliance with regulatory requirements with respect to VATS.
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
Regulations Related to Internet Information Security, Privacy Protection and Cybersecurity
PRC government authorities have enacted laws and regulations with respect to Internet information security and protection of personal information from any abuse or unauthorized disclosure. Internet information in China is regulated and restricted from a national security standpoint. The SCNPC, China’s national legislative body, enacted the Decisions on Maintaining Internet Security in December 2000, which may subject violators to criminal punishment in China for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Ministry of Public Security has promulgated measures that prohibit use of the Internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. If an Internet information service provider violates these measures, the Ministry of Public Security and the local security bureaus may revoke its operating license and shut down its websites.
Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in December 2011, an Internet information service provider may not collect any user personal information or provide any such information to third parties without the consent of a user and it must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An Internet information service provider is also required to properly maintain the user personal information, and in case of any leak or likely leak of the user personal information, the Internet information service provider must take immediate remedial measures and, in severe circumstances, make an immediate report to the telecommunications regulatory authority. In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the SCNPC in December 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT in July 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An Internet information service provider must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying any such information, or selling or providing such information to other parties. An Internet information service provider is required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. Any violation of these laws and regulations may subject the Internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities.
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
The Internet Finance Guidelines jointly released by ten PRC regulatory agencies in July 2015 purport, among other things, to require Internet finance service providers to improve technology security standards, and safeguard customer and transaction information. The Internet Finance Guidelines also prohibit Internet finance service providers from illegally selling or disclosing customers’ personal information. The PBOC and other relevant regulatory authorities will jointly adopt the implementing rules. Pursuant to the Ninth Amendment to the Criminal Law issued by the SCNPC in August 2015, which became effective in November 2015, any Internet service provider that fails to fulfill the obligations related to Internet information security administration as required by applicable laws and refuses to rectify upon orders is subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other severe situation, and any individual or entity that (i) sells or provides personal information to others in a way violating the applicable law, or (ii) steals or illegally obtain any personal information is subject to criminal penalty in severe situation.
The Cybersecurity Law is formulated to maintain the network security, safeguard the cyberspace sovereignty, national security and public interests, protect the lawful rights and interests of citizens, legal persons and other organizations, and requires that a network operator, which includes, among others, Internet information services providers, take technical measures and other necessary measures in accordance with the provisions of applicable laws and regulations as well as the compulsory requirements of the national and industrial standards to safeguard the safe and stable operation of the networks, effectively respond to the cybersecurity incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of network data. The Cybersecurity Law emphasizes that any individuals and organizations that use networks is required to comply with the PRC Constitution and laws, abide by public order and cannot endanger cybersecurity or make use of networks to engage in unlawful activities such as endangering national security, economic order and social order, and infringing the reputation, privacy, intellectual property rights and other lawful rights and interests of other people. The Cybersecurity Law has reaffirmed the basic principles and requirements as specified in other existing laws and regulations on personal information protections, such as the requirements on the collection, use, processing, storage and disclosure of personal information, and internet service providers being required to take technical and other necessary measures to ensure the security of the personal information they have collected and prevent the personal information from being divulged, damaged or lost. Any violation of the provisions and requirements under the Cybersecurity Law may subject the Internet service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities.
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
On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law, which took effect in November 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the Personal Information Protection Law provides, among others, that (i) an individual’s consent shall be obtained to use sensitive personal information, such as biometric characteristics and individual location tracking, (ii) personal information operators using sensitive personal information shall notify individuals of the necessity of such use and impact on the individual’s rights, and (iii) where personal information operators reject an individual’s request to exercise his or her rights, the individual may file a lawsuit with a People’s Court.
On November 14, 2021, the CAC published the Draft Regulations on the Network Data Security Administration (Draft for Comments), or the Security Administration Draft, which provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. According to the Security Administration Draft, data processing operators who possess personal data of at least one million users or collect data that affects or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. The Security Administration Draft also stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. If the Security Administration Draft is enacted in the current form, we, as an overseas listed company, will be required to carry out an annual data security review and comply with the relevant reporting obligations. The Security Administration Draft has not been enacted as of the date of this annual report.
On December 28, 2021, the Cybersecurity Review Measures was promulgated and became effective on February 15, 2022, which requires that the purchase of network products and services by critical information infrastructure operator and the data processing activities carries out online platform operators, which affects or may affect national security, shall be subject to cybersecurity review. Besides, any “online platform operators” controlling personal information of more than one million users which seeks to list on a foreign stock exchange should also be subject to cybersecurity review.
On June 10, 2021, the SCNPC promulgated the PRC Data Security Law, which became effective on September 1, 2021. The PRC Data Security Law sets forth the data security protection obligations for entities and individuals handling personal data, including that no entity or individual may acquire such data by stealing or other illegal means, and the collection and use of such data should not exceed the necessary limits. On October 29, 2021, the CAC published the Security Assessment of Data Cross-border Transfer (Draft for Comments), which specify the circumstances in which data handlers providing data outbound shall apply for outbound data transfer security assessment with the Cyberspace Administration, including, among others, the operators of critical information infrastructure provide personal information outbound collected and generated by them.
The costs of compliance with, and other burdens imposed by, Cybersecurity Law and any other cybersecurity, data security and related laws may limit the use and adoption of our products and services and could have an adverse impact on our business. Further, if the enacted version of the Security Assessment of Data Cross-border Transfer (Draft for Comments) and/or the Security Administration Draft mandate clearance of cybersecurity review and other specific actions to be completed by companies like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.
In providing the Group’s online consumer finance service, the Group collects certain personal information from borrowers, and also need to share the information with our business partners such as institutional funding partners for the purpose of facilitating credit to borrowers. The Group has obtained consent from borrowers to collect and use their personal information, and have also established information security systems to protect the user information and to abide by other cybersecurity requirements under such laws and regulations. The Group has not received any investigation or punishment for data breach issues from the PRC regulatory agencies except for one notification from an APP Special Crackdown Working Group consisted of the Office of the Central Cyberspace Affairs Commission, the MIIT, the Ministry of Public Security and the State Administration for Market Regulation in July 2019. The notice required Beijing Happy Time to make rectification to conduct certain corrections to the private policy of the Laifenqi APP to be in compliance with the Announcement. On acceptance of the notice, the Group has since carried out improvements and corrections as required, including correcting the private policy of Laifenqi APP, updating Laifenqi App and submitting the rectification report to APP Special Crackdown Working Group to comply with certain requirements under the Announcement. Since, there is uncertainty as to how the cybersecurity requirements for maintaining cybersecurity and protecting customers’ personal information will be interpreted and implemented, we cannot assure you that the Group’s existing policies and procedures will be deemed to be in full compliance with any laws and regulations that are applicable, or may become applicable to the Group in the future.
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

Pursuant to the PRC Civil Code, a creditor may assign its rights under an agreement to a third party, provided that the debtor is notified. Upon due assignment of the creditor’s rights, the assignee is entitled to the creditor’s rights and the debtor must perform the relevant obligations under the agreement for the benefit of the assignee. In addition, according to the PRC Civil Code, an intermediation contract is a contract whereby an intermediary presents to its client an opportunity for entering into a contract or provides the client with other intermediary services in connection with the conclusion of a contract, and the client pays the intermediary service fees. The Group’s business practice of connecting the Group’s institutional funding partners, certain of which are online lending information intermediaries, with individual borrowers may constitute intermediary service, and the Group’s service agreements with borrowers and investors may be deemed as intermediation contracts under the PRC Civil Code. Pursuant to the PRC Civil Code, an intermediary must provide true information relating to the proposed contract. If an intermediary conceals any material fact intentionally or provides false information in connection with the conclusion of the proposed contract, which results in harm to the client’s interests, the intermediary may not claim for service fees and is liable for the damages caused.
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
The Group adjusted the pricing of certain of its credit products in April 2017 to ensure that the annualized fee rates charged on all credit drawdowns do not exceed 36%.
The Group has entered into arrangements with several banks which directly fund credit drawdowns to borrowers. When a borrower defaults, the Group is obligated to repay the full overdue amount to the relevant bank. It remains uncertain how the regulatory authorities will interpret and enforce the requirements of Circular 141 under various circumstances. The Group has engaged in discussions with the banks, and the Group will assist them in satisfying their compliance needs as the regulatory framework evolves.
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
In an effort to comply with potentially applicable laws and regulations, the Group adjusted the pricing of its credit products in April 2017 to ensure that the annualized fee charged on all credit drawdowns rates (including interest and fees combined) do not exceed 36%. We do not believe the regulatory change represented by the Illegal Lending Opinions will materially affect its business.
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
On November 28, 2019, the Office of the Leading Group for Specific Rectification against Online Finance Risks and the Office of the Leading Group for Specific Rectification against P2P Online Lending Risks jointly issued the Guidance of Transformation of Online Lending Information Intermediaries to Small Credit Companies, or Guidance 83, which further signals the fundamental goal of the PRC government to end of P2P business. The regulatory actions under such stringent regulation on P2P lending platforms have decimated P2P lending platforms, including many well-known or listed companies such as Yidai, LuFax, and China Rapid Finance (NYSE: XRF). As of December 31, 2020, all P2P lending platforms have been exited or have completed their business transformation. The Group does not engage in direct loan facilitation between peers, which can be natural persons, legal persons or other organizations. While the Group facilitates loans that are directly funded by certain institutional funding partners such as banks, such companies are financial institutions licensed by financial regulatory authorities to lend. Facilitation of loans pursuant to the Group’s arrangements with such licensed financial institutions is not subject to the regulation set forth in the Interim Online Lending Information Intermediary Measures. As such, we do not consider our company as an “online lending information intermediary institution” regulated under the above regulations. However, we cannot assure you that the CBRC or other PRC regulatory authorities would not expand the applicability of the Interim Online Lending Information Intermediary Measures and regard the Group as an “online lending information intermediary institution.” In the event that the Group is deemed as an online lending information intermediary institution by the PRC regulatory authorities in the future, the Group may have to make registration with the local financial regulatory authority and apply for telecommunication business operating licenses if required by the competent authorities, and the Group’s current business practice may be considered to be not in compliance with the Interim Online Lending Information Intermediary Measures, and accordingly, the Group’s business, results of operations and financial position will be materially and adversely affected.
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
The Group has implemented various policies and procedures, such as internal controls and “know-your-customer” procedures, for anti-money laundering purposes. However, as the implementing rules of the Internet Finance Guidelines have not been published, there is uncertainty as to how the anti-money laundering requirements in the Guidelines will be interpreted and implemented, and whether online consumer finance service providers like the Group must abide by the rules and procedures set forth in the PRC Anti-money Laundering Law that are applicable to non-financial
institutions with anti-money laundering obligations. We cannot assure you that the Group’s existing anti-money laundering policies and procedures will be deemed to be in full compliance with any anti-money laundering laws and regulations.
Regulations Related to the Food Industry
The Food Safety Law of the PRC, or the Food Safety Law, was promulgated by the Standing Committee on February 28, 2009, became effective on June 1, 2009 and most recently amended on April 24, 2021, and the

Implementing Regulations for the Food Safety Law of the PRC, were promulgated by the State Council on July 20, 2009, became effective on the same day and most recently amended October 11, 2019. The Food Safety Law and its implementing regulations require: (i) food producing, food distributing or catering services to obtain a permit; however, provided that only ready-to-cook
food is sold, it is not subject to a permit but shall be filed with the local food safety regulatory department for the record; (ii) food production and operation to comply with food-safety standards and certain other requirements. Food producers shall not purchase or use raw food materials, food additives or food related products which do not meet food-safety standards; (iii) each food producer or trader to establish and implement a personnel health management system. Each worker who engages in food production or trading worker is required to take a physical examination each year and obtain health certificate prior to working; (vi) food producers to check the licenses and food eligibility certification documents of their suppliers before purchasing raw food materials, food additives and food-related products from them. Each food production enterprise shall establish a procurement check record system and a food ex-factory
check record system and ensure the records are authentic and retained for at least two years; and (v) the packages of pre-packed
food to bear labels. The labels shall state matters including the name, specifications, net content, date of production, list of ingredients or components, producer’s name, address and contact information, shelf life, product standard code, storage conditions, the general name of the food additives used in the national standards, category number of the food production license, and other content acquired by laws, regulations or food safety standards. As for the entrustment of food producing, the Implementing Regulations for the Food Safety Law of the PRC further stipulates that business operators of foods who entrust others with the manufacturing of foods shall entrust manufacturers who have obtained a food manufacturing permit, supervise their manufacturing activities, and be responsible for the safety of the foods produced under entrustment. In the event of any breach of the Food Safety Law, relevant authorities may confiscate any illegal gains and food products, issue warnings and impose rectification orders and monetary penalties ranging from two to ten times the value of the illegal products, as well as revoke the food safety certificate and impose criminal liability in severe cases.
The PRC has established a food recall system. According to Administrative Measures for Food Recall which was promulgated by the State Administration for Market Regulation and became effective on October 23, 2022, when a food producer finds that the food produced by it does not comply with food safety standards, it shall immediately stop production, recall the food on the market, notify the relevant producers, traders and consumers, and record the recall and notification. When a food trader finds that the food traded by it does not comply with food safety standards, it shall immediately stop trading such food, notify the relevant producers, traders and consumers, and record the cessation of trading and the notification. The food producers shall take measures to safely recall and destroy the affected food, and report the recall and treatment of the recalled food to the quality supervision authority at or above the county level. Where the food producers or traders fail to recall or stop producing or trading the food which are not in compliance with food safety standards under Article 53 of the Food Safety Law, the quality supervision, administration for industry and commerce, food and drug supervision and administration authorities at or above the county level shall order them to recall or stop production or trading.
Regulations Related to Intellectual Property Rights
The SCNPC the State Council and the National Copyright Administration, or the NCAC, have promulgated various rules and regulations relating to the protection of software in China, including without limitation the PRC Copyright Law, adopted in 1997 and revised in 2001, 2010, and 2020 respectively, with its implementation rules adopted in 1991 and revised in 2002 and 2013 respectively, and the Regulations for the Protection of Computer Software as promulgated on June 4, 1991 and revised on December 20, 2001, January 30, 2013, respectively. Under these rules and regulations, software owners, licensees and transferees may register their rights in software with the NCAC or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process to enjoy the better protections afforded to registered software rights.
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
Regulations Related to Employment
On June 29, 2007, the SCNPC, adopted the Employment Contract Law, or ECL, which became effective as of January 1, 2008 and was revised in 2012. The ECL requires employers to enter into written contracts with their employees, restricts the use of temporary workers and aims to give employees long-term job security. Pursuant to the ECL, employment contracts lawfully concluded prior to the implementation of the ECL and continuing as of the date of its implementation will continue to be performed. Where an employment relationship was established prior to the implementation of the ECL but no written employment contract was concluded, a contract must be concluded within one month after the ECL’s implementation.
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
We have adopted the 2016 Equity Incentive Plan, under which we have the discretion to grant a broad range of equity-based awards to eligible participants. See “Item 6. Directors, Senior Management and Employees—B. Compensation—2016 Equity Incentive Plan.” We have advised the recipients of awards under our 2016 Equity Incentive Plan to handle foreign exchange matters in accordance with the Stock Option Rules. However, we cannot assure you that they can successfully register with SAFE in full compliance with the Stock Option Rules. Any failure to complete their registration pursuant to the Stock Option Rules and other foreign exchange requirements may subject these PRC individuals to fines and legal or administrative sanctions, and may also limit our ability to contribute additional capital to our PRC subsidiary, limit our PRC subsidiary’s ability to distribute dividends to us or otherwise materially adversely affect our business.

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
On March 20, 2019, the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs jointly issued the Announcement on Issuing Relevant Policies for Deepening the Reform of Value-Added Tax, which became effective on April 1, 2019. According to the above-mentioned Announcement, the current VAT rate of 16% related to certain categories of sale and imported goods will be reduced to 13%, and the current VAT rate of 10% related to other categories of sale and imported goods will be reduced to 9% from April 1, 2019. In addition, the scope of business VAT deductions will be expanded under the above-mentioned Announcement. Furthermore, the refund system of the period-end
excess input VAT for trial implementation will be adopted from April 1, 2019. However, it may be difficult to predict the trends of the VAT rates in the future. We cannot assure you that the VAT rates will not be raised in the future, which could have a material adverse effect on the Group’s financial condition and results of operations.
Regulations Relating to
E-Commerce
The Administrative Measures on Online Transactions issued by the State Administration for Market Regulation, or SAMR, on January 26, 2014 which became effective on March 15, 2014, or the Online Trading Measures. According to the Online Trading Measures, enterprises or other operators which engage in online commodities trading and other services and have been registered with SAMR or its local branches must make the information stated in their business licenses available to the public or provide links to their business licenses on their websites. Online distributors must adopt measures to ensure the safety of online transactions, protect online shoppers’ rights and prevent the sale of counterfeit goods. Information on products and transactions released by online distributors must be authentic, accurate, complete and sufficient. Under the Online Trading Measures,
e-commerce
platform operators are required to examine, register and archive the identity information of the merchants applying for access to their platforms as sellers, and verify and update such information regularly. The Online Trading Measures also provide that
e-commerce
platform operators must make publicly available (i) the link to or the information contained in the business licenses of the merchants, in the case of business entities, or (ii) a label confirming the verified identity of the merchants, in the case of individuals. In addition, operators are prohibited from setting forth provisions in contracts or other terms that are not fair or reasonable to consumers such as those excluding or restraining consumers’ rights, relieving or exempting operators’ responsibilities, and increasing the consumers’ responsibilities, or conducting transactions in a forcible manner taking advantage of contractual terms or technical means. The Group is subject to such rules as a result of its online merchandise sales.
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
The Customs Law requires that importers and exporters make true declarations of their goods and technologies to customs. The Imported and Exported Commodity Inspection Law, issued February 21, 1989 and amended on April 28, 2002, June 29, 2013, April 27, 2018 and December 29, 2018, also requires that certain items listed in the Catalog of Import and Export Commodities for Inspection, or the Customers Catalog, must be inspected by a commodity inspection organization authorized by the State Administration for Commodity Inspection before they can be exported. For import and export commodities not listed in the Customers Catalog, the commodity inspection authorities may conduct random inspections pursuant to the Measures for the Administration of Random Inspection of Import and Export Commodities, issued as of December 31, 2002 and amended as of April 28, 2018. Further, the Ministry of Commerce and the General Administration of Customs jointly adopted a mandatory licensing system for the export of certain merchandise, which exporters must comply with depending on the commodities they export. Further, the Administration for Industry promulgated Measures for Penalties for Infringement upon Rights and Interests of Consumers which requires strict compliance with the Law on Protection of Rights and Interest of Consumers and related laws and regulations for the purpose of stopping infringement upon rights and interests of consumers pursuant to the law, protecting the legitimate rights and interests of consumers, and safeguarding social and economic order. On October 23, 2020, under State Administration for Market Regulation Decree No. 31, Measures for Penalties for Infringement upon Rights and Interests of Consumers was revised and further focuses on the disclosure of its information to consumers. The information that must be disclosed includes but not limited to: (i) information on grant, alteration, or renewal or renewal of administrative permit; (ii) information on administrative punishment; (iii) other information to be announced pursuant to the law; (iv) registration and filing information; (v) registration information for chattel mortgage; (vi) registration information for pledge of equity; (vii) information on administrative punishment and (viii) other information to be announced pursuant to law. Violation against such requirements would constitute a direct violation of both Provisional Regulations on Enterprise Information Disclosure and Measures for Penalties for Infringement upon Rights and Interests of Consumers and would be punished severely.
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
On December 24, 2021, the CSRC released the Administrative Provisions of the State Council Regarding the Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Comments) , or the Draft Administrative Provisions, and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments) (the “Draft Filing Measures”, collectively with the Draft Administrative Provisions, the “Draft Rules Regarding Overseas Listing”), both of which have a comment period that expires on January 23, 2022. The Draft Rules Regarding Overseas Listing lay out the filing regulation arrangement for both direct and indirect overseas listing, and clarify the determination criteria for indirect overseas listing in overseas markets.
The Draft Rules Regarding Overseas Listing apply to overseas offerings by domestic companies of equity shares, depository receipts, convertible corporate bonds, or other equity-like securities, and overseas listing of the securities for trading. Domestic companies that seek to offer and list securities in overseas markets shall fulfill the filing procedure with the securities regulatory agency under the State Council and report relevant information. As supporting rules, the Draft Filing Measures further stipulates that, if an issuer makes refinancing after having been listed in an overseas market, filings shall be made within three working days after the securities offering is completed. The Draft Filing Measures requires domestic companies that have been listed overseas report to the CSRC within three working days once the following material events occurred: (i) material change of control, (ii) investigations or sanctions imposed by overseas securities regulatory authorities, (iii) voluntary or compulsory delisting, to strengthen interim and ex-post
regulation. The Draft Filing Measures also define the

legal liabilities of breaches thereto, as parallel orders commanded by the CSRC and the relevant competent authorities under State Council according to the seriousness of the violations, such as rectification demand, supervision conversations, notice of disciplinary outcome, or legal liabilities under applicable laws and regulations, if any, etc.
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
On December 27, 2020, the MOFCOM and the NDRC jointly promulgated the Catalog of Industries Encouraging Foreign Investment (2020 Version), or the 2020 Encouraged Catalog, which became effective on January 27, 2021 and replaced the previous list of the industries where foreign investment is encouraged under the 2019 Encouraged Catalog. According to the Catalogue of Industries Encouraging Foreign Investment (2020 Version),
non-school-based
vocational training institutions are among the industries encouraging foreign investment.

Regulation Relating to After-school Tutoring and Education
On September 4, 1991, the 21st Session of the Standing Committee of the Seventh National People’s Congress issued the Law of the People’s Republic of China on the Protection of Minors, or the Law on Protection of Minors. On the October 17, 2020, the law was amended, focusing on time arrangement of the minors especially in terms of their lessons taken after class, which will take effect on the June 1, 2021. The amended Law on Protection of Minors orders that educational institutions shall not organize lessons such as English lessons that teach pre-school
kids contents included in primary school education schedule in any forms.
On February 13, 2018, the MOE, the Ministry of Civil Affairs, the Ministry of Human Resources and Social Security and the SAMR jointly promulgated the Circular on Alleviating After-school Burden on Primary and Secondary School Students and Implementing Inspections on After-school Training Institutions, pursuant to which the government authorities will carry out a series of inspections on after-school training institutions and order those with material potential safety risks to suspend business for self-inspection and rectification and those without proper establishment licenses or school operating permits to apply for relevant qualifications and certificates under the guidance of competent government authorities. After-school training institutions are prohibited from providing academic training services beyond the scope or above the level of school textbooks, or organizing any academic competitions (such as Olympiad competitions) or level tests for students of primary and secondary schools. In addition, primary and secondary schools may not reference the student’s performance in the after-school training institutions as one of admission criteria.
On August 6, 2018, the General Office of the State Council issued Opinions of the State Council on regulating the development of out-of-school
training institutions or the State Council Circular 80, with a view to effectively reduce the excessive extracurricular burden of primary and secondary school students and promote the standardized and orderly development of out-of-school
training institutions. State Council Circular 80 sets out a number of operating standards for after-school tutoring institutions to adhere, including, among others, that: (i) an average student area of not less than 3 square meters during the same training period, to ensure that it is not crowded and easy to evacuate; they must meet national requirements on fire prevention, environmental protection, health, food operation and other management regulations.; (ii) through the purchase of personal safety insurance for the participants and other necessary ways to prevent and resolve the risk of safety accidents; (iii) in terms of teacher conditions, off-campus
training institutions must have a relatively stable teaching staff, and may not employ primary or secondary school teachers in service ; (iv) training institutions should sign employment contracts, labor contracts or labor agreements with the personnel hired in accordance with the law. The employment of foreign personnel shall comply with the relevant national regulations. In addition, after-school training institutions are prohibited from carrying out exam-oriented training, training that goes beyond the school syllabus, training in advance of the corresponding school schedule or any training activities associated with student admission, and they are not allowed to organize any level test, rank examination or competition on academic subjects for primary and secondary students. The training content of after-school training institutions cannot exceed the corresponding national curricular standards and training progress shall not be more accelerated than the corresponding progress of local schools. According to State Council Circular 80, after-school training institutions are also required to disclose and file relevant information regarding the institution, including their training content, schedule, targeted students and school timetable to the relevant education authority, and their training classes may not end later than 8:30 p.m. each day or otherwise conflict with the teaching time of local primary and secondary schools. Course fees can only be collected for courses in three months or shorter installments. Moreover, State Council Circular 80 requests that competent local authorities formulate relevant local standards for after-school training institutions within their administrative area. If an overseas listed after-school training institution publicizes overseas any periodical report, or any interim report on material adverse effect on its operation, it must concurrently publish the information in Chinese on its official website (or on the disclosure platform for securities exchange information in the absence of an official website).
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
Relating to after-school tutoring and education, (i) as Regulations on the Implementation of the Law of the Promotion of Private Education (Draft Revision) has not yet come into force, market administrative departments in each region have different understandings of whether various types of private for-profit
training institutions need to obtain the operating permit by the authorities in charge of education, and even though Wanlimu Kids Club is not currently required by the competent authorities to obtain the license, it does not exclude the risk that it may be required to obtain the license in the future; (ii) the limited space and size of Wanlimu Kids Club’s educational facilities may lead to a drain of the Group’s students to its competitors; (iii) accidents or injuries suffered by the Group’s students, the Group’s employees or other people at Wanlimu Kids Club may adversely affect our reputation and subject us to liability; (iv) the Group is at risk of outbreaks related to the new coronavirus and other epidemics, which may result in reduced attendance or closures.

C.	Organizational Structure
The following diagram illustrates the Group’s organizational structure, and the place of formation, ownership interest and affiliation of each of our principal subsidiaries and affiliated entities as of December 31, 2021. It omits certain entities that are immaterial to the Group’s results of operations, business and financial condition, such as Xiamen Weipujia, Xiamen Qudian Financial Lease Ltd. and Xiamen Wanlimu Growth, which do not currently engage in material business operations. Except as otherwise specified, equity interests depicted in this diagram are held as to 100%. The relationships between each of Ganzhou Qudian, Xiamen Weipujia, Xiamen Qudian and Beijing Happy Time and Ganzhou Qufenqi, and the relationship between Xiamen Youxiang and Xiamen Qu Plus Plus are governed by contractual arrangements and do not constitute equity ownership.

(1)	Investors in our ADSs hold equity interest in Qudian Inc., which does not conduct operations.
(2)	Mr. Min Luo, our founder, chairman and chief executive officer, and Mr. Lianzhu Lv, our head of user experience department, respectively hold 99.0% and 1.0% of equity interests in Ganzhou Qudian.

(3)	The following table sets forth the shareholders of Beijing Happy Time, their respective equity interests in Beijing Happy Time as of the date of this annual report.

Shareholders	Amount of Registered Capital	Percentage of Equity Interests
	RMB
Mr. Min Luo	5,025,579	21.0
Phoenix Auspicious Internet Investment L.P. and Shenzhen Guosheng Qianhai Investment Co., Ltd.	4,596,670	19.2
Beijing Kunlun Tech Co., Ltd.	4,587,496	19.2
Ningbo Yuanfeng Venture Capital L.P.(a)	3,757,355	15.7
Shanghai Yunxin Venture Capital Co., Ltd.(a)	2,985,744	12.5
Jiaxing Blue Run Quchuan Investment L.P. and Tianjin Blue Run Xinhe Investment Center L.P.(a)	1,681,366	7.0
Tianjin Happy Share Asset Management L.P., referred to as Tianjin Happy Share(b)	1,251,742	5.2

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

(4)
Mr. Min Luo, our founder, chairman and chief executive officer, and Mr. Long Xu, our director, respectively hold 99.9% and 0.1% of equity interests in Xiamen Qu Plus Plus Technology Development Co., Ltd.

(5)
Main subsidiaries of Ganzhou Qudian include Xiamen Qudian Commercial Factoring Co., Ltd., Ganzhou Qudian Commerce Development Co., Ltd., Xiamen Junda Network Technology Co., Ltd., Xinjiang Qudian Technology Co., Ltd. and Xiamen Wanlimu Growth, which we expect to utilize to explore new business opportunities.

(6)
Main subsidiaries of Xiamen Qudian include Xiamen Wanlimu Technology Co., Ltd., Xiamen Qudian Culture and Technology Co., Ltd., Global Select (HK) Limited, Qu Plus Plus (HK) Limited and Xiamen Wanlimu Luxuries Co., Ltd.

(7)
Main subsidiaries of Beijing Happy Time include Fuzhou Happy Time Technology Development Co., Ltd., Tianjin Happy Time Technology Development Co., Ltd., Tianjin Qufenqi Technology Co., Ltd, Ganzhou Happy Fenqi Network Service Co., Ltd., Ganzhou and Fuzhou High-tech Zone Microcredit Co., Ltd. Bejing Happy Time currently operates the Group’s websites and mobile apps under the Laifenqi brand.

Our Contractual Arrangements with the Group VIEs and Their Shareholders
Due to PRC legal restrictions on foreign ownership and investment in, among other areas, VATS, which include the operations of Internet content providers, or ICPs, we currently conduct part of such operations through Beijing Happy Time and its subsidiaries. We established two additional Group VIEs, Ganzhou Qudian and Xiamen Qudian, in 2017. In addition, Xiamen Weipujia also became one of the Group VIEs in 2018 and Xiamen Qu Plus Plus became a Group VIE in 2019. We effectively control each Group VIE through a series of contractual arrangements with such Group VIE, its shareholders and Ganzhou Qufenqi or Xiamen Youxiang, as applicable, as described in more detail below, which collectively enables us to:

•	exercise effective control over each of the Group VIEs and its subsidiaries;

•	receive substantially all the economic benefits of each of the Group VIEs; and

•	have an exclusive option to purchase all or part of the equity interests in the equity interest in or all or part of the assets of each of the Group VIEs when and to the extent permitted by PRC law.
In addition, pursuant to the resolutions of the board of directors of Qudian Inc. and/or the resolutions of all shareholders of Qudian Inc., the board of directors of Qudian Inc. or any officer authorized by such board shall cause Ganzhou Qufenqi and Xiamen Youxiang to exercise their rights under the power of attorney agreements entered into among Ganzhou Qufenqi or Xiamen Youxiang, as applicable, each of the Group VIEs and the nominee shareholders of each of the Group VIEs and the rights of Ganzhou Qufenqi and Xiamen Youxiang under the exclusive call option agreement between Ganzhou Qufenqi or Xiamen Youxiang, as applicable, and each of the Group VIEs. As a result of these resolutions and the provision of unlimited financial support from the Company to each of the Group VIEs, Qudian Inc. has been determined to be most closely associated with each of the Group VIEs within the group of related parties and was considered to be the primary beneficiary of each of the Group VIEs for accounting purposes. We have consolidated their financial results in the Group’s consolidated financial statements in accordance with U.S. GAAP.
In the opinion of Tian Yuan Law Firm, our PRC legal counsel:

•	the ownership structures of Ganzhou Qufenqi, Xiamen Youxiang and the Group VIEs in China do not violate any applicable PRC law, regulation, or rule currently in effect; and

•
the contractual arrangements among Ganzhou Qufenqi or Xiamen Youxiang, as applicable, each of the Group VIEs and its shareholders governed by PRC laws are valid, binding and enforceable in accordance with their terms and applicable PRC laws, rules, and regulations currently in effect, and will not violate any applicable PRC law, regulation, or rule currently in effect.

However, we have been further advised by our PRC legal counsel, Tian Yuan Law Firm, that there are uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations. The 2019 Law of Foreign Investment became effective on January 1, 2020. The 2019 Law of Foreign Investment has replaced the trio of laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The 2019 Law of Foreign Investment does not mention concepts including “de facto control” and “controlling through contractual arrangements,” nor does it specify the regulation on controlling through contractual arrangements. Specifically, it does not incorporate contractual arrangements as a form of foreign investment, our Contractual Arrangements as a whole and each of the arrangements comprising our Contractual Arrangements will not be materially affected and will continue to be legal, valid and binding on the parties. Notwithstanding the above, the 2019 Law of Foreign Investment stipulates that “foreign investment includes foreign investors invest in China through any other methods under laws, administrative regulations, or provisions prescribed by the State Council.” Therefore, there are possibilities that future laws, administrative regulations or provisions of the State Council may stipulate contractual arrangements as a way of foreign investment and our Contractual Arrangements will be regarded as foreign investment. If that is the case, whether our contractual arrangements will be deemed to be in violation of the foreign investment access requirements and how our Contractual Arrangements will be handled are subject to uncertainties. The PRC regulatory authorities may in the future take a view that is contrary to the opinion of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in the aforesaid business we engage in, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure.”

The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, Ganzhou Qufenqi or Xiamen Youxiang, as applicable, the applicable Group VIEs, and their respective shareholders.
Equity Interest Pledge Agreements
Pursuant to the equity interest pledge agreements, the shareholders of the Group VIEs have pledged all of their equity interest in the Group VIEs as a continuing first priority security interest, as applicable, to respectively guarantee the Group VIEs and their shareholders’ performance of their obligations under the relevant contractual arrangements, which include the exclusive business cooperation agreements, exclusive call option agreements and power of attorney agreements. If the Group VIEs or any of their shareholders breach their contractual obligations under these agreements, Ganzhou Qufenqi or Xiamen Youxiang, as applicable, as pledgee, will be entitled to certain rights regarding the pledged equity interests. In the event of such breaches, the rights of Ganzhou Qufenqi and Xiamen Youxiang include forcing the auction or sale of all or part of the pledged equity interests of the applicable Group VIE and receiving proceeds from such auction or sale in accordance with PRC law. Upon purchase of equity interests in the applicable the Group VIE by other persons, Ganzhou Qufenqi or Xiamen Youxiang, as applicable, and such persons will need to enter into contractual arrangements that are similar to existing ones in order for Ganzhou Qufenqi or Xiamen Youxiang, as applicable, to effectively control such Group VIE. Each of the shareholders of the Group VIEs agrees that, during the term of the applicable equity interest pledge agreement, such shareholder will not dispose of the pledged equity interests or create or allow creation of any encumbrance on the pledged equity interests without the prior written consent of Ganzhou Qufenqi or Xiamen Youxiang, as applicable. Ganzhou Qufenqi and Xiamen Youxiang are entitled to all dividends and other distributions declared by the Group VIEs except as it agrees otherwise in writing. Each equity interest pledge agreement will remain effective until the applicable Group VIE and its shareholders discharge all their obligations under the contractual arrangements. We have registered pledges of equity interest in each of the Group VIEs with the relevant offices of the administration for industry and commerce in accordance with the PRC Property Rights Law.
Power of Attorney Agreements
Pursuant to the power of attorney agreements, each shareholder of the Group VIEs has irrevocably appointed the Ganzhou Qufenqi or Xiamen Youxiang, as applicable, to act as such shareholder’s exclusive attorney-in-fact
to exercise all shareholder rights, including the right to attend and vote on shareholder’s meetings and appoint directors and executive officers. In the absence of contrary written instructions of Ganzhou Qufenqi or Xiamen Youxiang, as applicable, each power of attorney agreement will remain in force for so long as the shareholder remains a shareholder of the applicable Group VIE.
Exclusive Business Cooperation Agreements
Under the exclusive business cooperation agreements, Ganzhou Qufenqi and Xiamen Youxiang have the exclusive right to provide the Group VIEs and their subsidiaries that generate substantial income, including Ganzhou Happy Fenqi, Ganzhou Network, and Fuzhou Microcredit, or the profitable Group VIEs and their subsidiaries, with technical support, consulting services and other services. In exchange, Ganzhou Qufenqi is entitled to receive a service fee from each of the profitable Group VIEs on a monthly basis and at an amount equivalent to all of its net income as confirmed by Ganzhou Qufenqi; Xiamen Youxiang is entitled to receive a service fee from Xiamen Qu Plus Plus on a monthly basis and at an amount equivalent to all of its net income as confirmed by Xiamen Youxiang. Ganzhou Qufenqi and Xiamen Youxiang own the intellectual property rights arising out of the performance of the respective exclusive business cooperation agreement. In addition, each of the Group VIEs and their subsidiaries has granted Ganzhou Qufenqi or Xiamen Youxiang, as applicable, an exclusive right to purchase any or all of the business or assets of each of the profitable Group VIEs and their subsidiaries at the lowest price permitted under PRC law. Unless otherwise agreed by the parties, this agreement will continue remaining effective.

Exclusive Call Option Agreements
Pursuant to the exclusive call option agreements, the Group VIEs and each of their shareholders have irrevocably granted Ganzhou Qufenqi or Xiamen Youxiang, as applicable, an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion at any time, to the extent permitted under PRC law, all or part of such shareholder’s equity interests in the applicable, or any or all of the assets of such Group VIE. For reasons discussed in this section, there may be PRC legal restrictions on the ability of Ganzhou Qufenqi and Xiamen Youxiang to directly purchase such equity interests or assets. In the event such equity interests or assets are sold to persons designated by Ganzhou Qufenqi or Xiamen Youxiang, as applicable, Ganzhou Qufenqi or Xiamen Youxiang, as applicable, and such persons will need to enter into contractual arrangements that are similar to the existing ones in order for Ganzhou Qufenqi or Xiamen Youxiang, as applicable, to exercise effective control over and receive substantially all the economic benefits of such equity interests or assets. As for the equity interests in a Group VIE, the purchase price should be equal to the minimum price as permitted by PRC law. As for the assets of a Group VIE, the purchase price should be equal to the book value of the assets or the minimum price as permitted by applicable PRC law, whichever is higher. Without prior written consent of Ganzhou Qufenqi or Xiamen Youxiang, as applicable, each Group VIE and its shareholders have agreed that such Group VIE shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, create or allow any encumbrance on its assets or other beneficial interests, provide any loans or guarantees and etc. Ganzhou Qufenqi and Xiamen Youxiang are entitled to all dividends and other distributions declared by the applicable Group VIE except as they agree otherwise in writing, and the shareholders of the applicable Group VIE have agreed to pay any such dividends or distributions to Ganzhou Qufenqi and Xiamen Youxiang, respectively. Each agreement will remain effective until all equity interests of the applicable Group VIE held by its shareholders and all assets of such Group VIE have been transferred or assigned to Ganzhou Qufenqi or Xiamen Youxiang, as applicable, or its designated person(s).
Financial Support Undertaking Letters
We executed a financial support undertaking letter addressed to each Group VIE, pursuant to which we irrevocably undertake to provide unlimited financial support to such Group VIE to the extent permissible under the applicable PRC laws and regulations, regardless of whether such Group VIE has incurred an operational loss. The form of financial support includes but is not limited to cash, entrusted loans and borrowings. We will not request repayment of any outstanding loans or borrowings from a Group VIE if it or its shareholders do not have sufficient funds or are unable to repay such loans or borrowings. Each letter is effective from the date of the other agreements entered into among Ganzhou Qufenqi, or Xiamen Youxiang, as applicable, the applicable Group VIE and its shareholders until the earlier of (i) the date on which all of the equity interests of such Group VIE have been acquired by or its designated representative(s), and (ii) the date on which we in our sole and absolute discretion unilaterally terminates the applicable financial support undertaking letter.
We expect to provide the financial support if and when required with a portion of the proceeds from our initial public offering and convertible senior notes and proceeds from the issuance of equity or debt securities in the future.

D.	Facilities
The Group’s corporate headquarters are located in Xiamen, Fujian Province, China, where the Group leases approximately 9,977 square meters of office space pursuant to a series of lease expiring in the third quarter of 2023. The Group also maintains leased properties of approximately 607 square meters, 100 square meters, 2,000 square meters and 526 square meters in Beijing, Tianjin, Fuzhou and Ganzhou in Jiangxi Province, respectively. The Group also uses a property of 80 square meters and 701 square meters in Jiangxi Province and Xinjiang Autonomous Region provided by the local government without rent.
In January 2018, the Group purchased the use rights with respect to a parcel of land of approximately 53,239 square meters located in Xiamen, Fujian Province for a price of RMB106 million. Pursuant to the contract the Group signed with the local government authorities, the Group’s land lease right of use asset will last for 40 years. The Group has commenced construction of its innovation park on such parcel of land, and the construction is expected to be completed in the first quarter of 2023.
We believe that the Group will be able to obtain adequate facilities to accommodate the Group’s future expansion plans.

ITEM 4A.	UNRESOLVED STAFF COMMENTS
None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
You should read the following discussion and analysis of the Group’s financial condition and results of operations in conjunction with the Group’s consolidated financial statements and the related notes included elsewhere in this annual report. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. The Group’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information — D. Risk Factors” or in other parts of this annual report.
For comparison of the Group’s results of operations for the years ended December 31, 2020 to December 31, 2019, refer to “Item 5. Operating and Financial Review and Prospects” in the 2021 Form
20-F,
filed with the SEC on April 29, 2021.

A.	Operating Results
Overview
The Group is a consumer-oriented technology company in China. The Group historically focused on providing credit solutions to consumers. The Group has been exploring innovative consumer products and services to satisfy the fundamental and daily needs of Chinese consumers by leveraging its technology capabilities.
The Group launched its
ready-to-cook
meal business, or “QD Food,” in March 2022. We believe there is vast market demand for ready-to-cook
meals in China. Catering to working-class families, QD Food products are designed to offer a convenient cooking experience, fresh ingredients, flavorful tastes and value-for-money
pricing. Consumers order QD Food products on their smartphones through the Group’s WeChat mini-program and Douyin. The recipes for QD Food products are primarily designed in-house,
and the Group engages
third-party
facilities for food preparation.
QD Food products are currently available in Guangdong province, and the Group plans to expand its product offerings to other cities in China. As of April 15, 2022, QD Food offered more than 30 stock keeping units, or SKUs, and over 80 thousand unique users have placed orders since the Group launched the service in March 2022. The typical price range of QD Food products is between RMB12.9 and RMB44.9 per SKU before discounts.
Besides QD Food, the Group also operates a loan book business, whereby the Group offers small credit products to consumers and undertakes the related credit risk. In the three months ended December 31, 2021, the small credit products under the Group’s loan book business had an average size of approximately RMB2,800 (US$445) and weighted average term of approximately 3.9 months. In addition, the Group operated a transaction services business until the third quarter of 2021, whereby the Group offers loan recommendation and referral services to third-party financial service providers and assume no credit risk. In 2021, the Group facilitated RMB15,117.3 billion (US$2,372.2 billion) in transactions, 97.7% of such transactions were facilitated under the Group’s loan book business, and 2.3% were facilitated under the Group’s transaction services business.

In light of the regulatory uncertainties in China’s online consumer finance market and to maintain its asset quality, the Group has implemented stringent credit standards for its credit business, which has led to a significant decrease in the amount of transactions facilitated in the first quarter of 2022. As a result, the Group expects its revenue to decline sequentially in the first quarter of 2022, compared with the fourth quarter of 2021. In addition, the Group expects further decreases in the total amount of transactions and related revenue in the second quarter of 2022. The Group will continue to evaluate conditions in the online consumer finance market and relevant regulatory developments. Based on this ongoing assessment, the Group may wind down its credit business.
The Group generates (i) financing income, loan facilitation income and other related income and guarantee income from cash credit products and (ii) sales income from the QD Food business. The Group historically generated (i) financing income and sales commission fee from merchandise credit products and (ii) transaction services fee and other related income from the Group’s transaction services business. The Group also generated sales income from merchandise sales on the Wanlimu
e-commerce
platform, which the Group is in the process of winding down. In addition, the Group historically offered budget auto financing products, from which the Group generated sales income and financing income. The Group started to wind down its budget auto financing business in the second quarter of 2019.
The Group’s total revenues decreased from RMB8,840.0 million in 2019 to RMB3,688.0 million in 2020, and decreased to RMB1,654.0 million (US$259.6 million) in 2021. The Group recorded net income of RMB3,264.3 million, RMB958.8 million and RMB585.9 million (US$91.9 million) in 2019, 2020 and 2021, respectively.
Key Factors Affecting the Group’s Results of Operations
Scale of Credit Business
The Group historically derived substantially all of its revenue from its credit business. The Group’s revenue is subject to the amount of transactions it facilitates. In light of the regulatory uncertainties in China’s online consumer finance market and to maintain its asset quality, the Group has significantly downsized its credit business. As a result, the Group expects to record decreases in its revenue over the first half of 2022. The Group will continue to evaluate conditions in the online consumer finance market and relevant regulatory developments. Based on this ongoing assessment, the Group may wind down its credit business, which could result in a further decrease to the Group’s revenue.
New Business Initiatives
The Group has been exploring innovative consumer products and services to satisfy the fundamental and daily needs of Chinese consumers by leveraging its technology capabilities. It launched QD Food in March 2022 and expects that QD Food will become an important revenue stream in 2022. The Group’s results of operations depends on its ability to execute its new business initiatives, particularly QD Food. The success of QD Food will depend on, among other things, the Group’s ability to

•	enhance brand recognition and acquire users in a cost-efficient manner;

•	design and offer products that meet consumer demand;

•	manage supply chain and inventory;

•	enhance operational efficiency; and

•	fulfill users’ orders in a timely manner.
In the near term, the Group expects to offer discounts and incur significant marketing expenses to expand QD Food’s user base. As a result, the Group is likely to incur losses initially as a result of this new venture. To support the growth of QD Food, the Group may also make significant capital expenditures to establish food preparation and fulfillment facilities.

Risk Management
The Group bears credit risk for transactions under the loan book business. Transactions under the loan book business consist of on-balance
sheet transactions, as well as
off-balance
sheet transactions. The Group periodically adjusts its allowance for loan principal and financing service fee receivables when the Group believes that the future collection of the principal of on-balance
sheet transactions is unlikely. The Group bases the allowance for loan principal and financing service fee receivables primarily on historical loss experience using a roll rate-based model applied to the Group’s principal and financing service fee receivables portfolios and, to a lesser extent, macroeconomic factors. As such, an increase in delinquency rates of on-balance
sheet transactions will result in a higher allowance for loan principal and financing service fee receivables. The Group recognizes any increase in allowance for loan principal and financing service fee receivables as provision for loan principal and financing service fee receivables for the relevant period. The Group charges off loan principal and financing service fee receivables as a reduction to the allowance for loan principal and financing service fee receivables when the principal and financing service fee receivables are deemed to be uncollectible.
At the inception of each
off-balance
sheet transaction, the Group records the fair value of (i) guarantee liabilities, which represent the present value of the Group’s expected payout based on the estimated delinquency rate and the applicable discount rate for time value; or (ii) risk assurance liabilities, which considers the premium required by a third-party market participant to issue the same risk assurance in a standalone transaction, as applicable. The contingent loss rising from risk assurance liabilities is recognized when borrower default is probable, and the amount of loss is estimable. The contingent liability related to the expected credit loss for the guarantee measured was recognized at inception in accordance with ASC 326. As such, an increase in expected delinquency rates of off-balance
sheet transactions will result in an increase in the amount of guarantee liabilities and risk assurance liabilities, which is recognized as changes in guarantee liabilities and risk assurance liabilities in the Group’s results of operations.
Major outbreaks of the Omicron variant of
COVID-19
have occurred in many parts of China since March 2022. These outbreaks have caused severe hardships to countless consumers in China and adversely affected their ability to repay their borrowings. As a result, the Group is likely to experience increases in delinquency rates in the near term.
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
The regulatory environment for the online consumer finance industry in China is developing and evolving, creating both challenges and opportunities that could affect the Group’s financial performance. Due to the relatively short history of online consumer finance industry in China, the PRC government has not adopted a clear regulatory framework governing our industry. We will continue to make efforts to ensure that the Group is compliant with the existing laws, regulations and governmental policies relating to our industry and to comply with new laws and regulations or changes under existing laws and regulations that may arise in the future.
User Engage Metrics
In connection with the Group’s credit business, we regularly review a number of user engagement metrics, including the following metrics, to evaluate the level of user engagement, monitor the size of the Group’s user base, identify trends, formulate financial projections and make strategic decisions. We believe that these user engagement metrics are useful to investors because they are frequently used by analysts, investors and other interested parties to evaluate companies in our industry.

The following table sets forth the Group’s registered users, outstanding borrowers and cumulative number of borrowers as of the dates indicated:

	As of December 31,
	2019	2020	2021
	(in thousands)
Registered users	79,463	81,937	83,668
Outstanding borrowers	6,116	3,472	2,793
Cumulative number of borrowers	19,037	19,067	19,071
We define “registered users” as individuals who have registered with the Group.
We define “outstanding borrowers” as borrowers who have outstanding loans under either the loan book business or the transaction services business as of a specified date.
We define “cumulative number of borrowers” as borrowers who have drawn down credit under either the loan book business or the transaction services business since the Group’s inception in April 2014.
Transaction Volume Metrics
In connection with the Group’s credit business, we regularly review a number of transaction volume metrics, including the following metrics, to monitor the size of the Group’s transaction volume, identify trends, formulate financial projections and make strategic decisions. We believe that these transaction volume metrics are useful to investors because they are frequently used by analysts, investors and other interested parties to evaluate companies in our industry.
The table below sets forth a breakdown for the amount of transactions the Group facilitated in the periods presented:

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
On-balance sheet transactions	22,760,427	18,294,942	14,636,497	2,296,785
Off-balance sheet transactions	38,080,279	97,879	128,368	20,144

Transactions under the loan book business	60,840,706	18,392,821	14,764,865	2,316,929

Transactions under the transaction services business	23,683,642	4,020,778	352,402	55,300

Total	84,524,348	22,413,599	15,117,267	2,372,229

We define “amount of transactions” as the aggregate principal amount of credit drawdowns that are provided to borrowers in the specified period, which are comprised of (i) credit drawdowns that are facilitated under the Group’s loan book business and (ii) credit drawdowns that are facilitated under the Group’s transaction services business.

The table below sets forth a breakdown for the outstanding principal of transactions the Group facilitated as of the dates presented:

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
On-balance sheet transactions	9,286,416	4,718,031	2,596,741	407,485
Off-balance sheet transactions	13,254,755	83,723	—	—

Transactions under the loan book business	22,541,171	4,801,755	2,596,741	407,485

Transactions under the transaction services business	15,594,775	5,135,404	2,712,210	425,605

Total	38,135,946	9,937,159	5,308,951	833,090

Credit Performance Metrics
The credit performance of the transactions the Group facilitates under the loan book business directly affects the Group’s financial condition and results of operations. We regularly review a number of credit performance metrics, including the following metrics, to evaluate credit performance of the Group’s loan book business, identify trends, formulate financial projections and make strategic decisions. We believe that these credit performance metrics are useful to investors because they are frequently used by analysts, investors and other interested parties to evaluate companies in our industry.
If one payment for a credit drawdown facilitated by the Group is past due, the remaining payments that are not yet due are also considered past due for the purpose of evaluating the performance of the credit drawdown.
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

M1+ delinquency rate by vintage for transactions in 2020 reached 7.9% through March 31, 2021. M1+ delinquency rate by vintage for transactions in 2021 was less than 3.0% through March 31, 2022. Such changes were primarily due to the Group’s deployment of a conservative and prudent strategy in its cash credit business.
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

	Delinquent for
	1-30 calendar days	31-60 calendar days	61-90 calendar days	More than 90 calendar days	Total
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
As of
December 31, 2019	314,330	212,627	185,994	629,975	1,342,926	192,899
December 31, 2020	51,673	45,871	53,291	254,885	405,720	62,179
December 31, 2021	43,285	32,716	28,694	91,017	195,712	30,711
The following table provides the balance of outstanding financing service fees for on-balance
sheet transactions where the longest past due period of an installment payment was 1 to 30, 31 to 60 and 61 to 90 calendar days as of the dates presented(1):

	Delinquent for
	1-30 calendar days	31-60 calendar days	61-90 calendar days	Total
	RMB	RMB	RMB	RMB	US$
	(in thousands)
As of
December 31, 2019	6,233	8,118	10,669	25,019	3,594
December 31, 2020	1,109	1,551	2,557	5,217	800
December 31, 2021	651	821	927	2,398	376

(1)	Financing service fees are reversed post 90 calendar days.
The Group actively services and collects principal and financing service fees that are past due. The following table sets forth the amount of principal and financing service fees for on-balance
sheet transactions that were recovered for the periods presented:

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Amount recovered past due payments for principal	461,822	580,048	289,497	45,428
Amount recovered past due payments for financing service fees	52,730	58,223	23,119	3,628
The following table sets forth the amount of loan principal and financing service fee receivables the Group charged off for the periods presented:

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Amount charged off	1,215,718	2,127,088	387,018	60,732

The Group charges off loan principal and financing service fee receivables if any of the conditions specified in the Group’s charge-off
policy is satisfied, including the amount remain outstanding 180 calendar days past due and therefore deemed uncollectible.
Provision Ratio
We define “provision ratio” as the amount of provision for loan principal and financing service fee receivables incurred during a period as a percentage of the total amount of on-balance
sheet transactions during such period. The following table sets forth the Group’s provision ratio for the periods presented:

	Year Ended December 31,
	2019	2020	2021
Provision ratio	9.49%	7.84%	(1.33%)
The Group periodically adjust its allowance for loan principal and financing service fee receivables when the Group believes that the future collection of principal is unlikely. The Group bases the allowance for loan principal and financing service fee receivables primarily on historical loss experience using a roll rate-based model applied to the Group’s principal and financing service fee receivables portfolios and, to a lesser extent, macroeconomic factors. The Group recognizes any increase in allowance for loan principal and financing service fee receivables as provision for loan principal and financing service fee receivables for the relevant period. The Group’s provision ratio changed from 7.84% in 2020 to a reversal of 1.33% in 2021 primarily due to a decrease in M1+ overdue loan principals.
M1+ Delinquency Coverage Ratio
We define “M1+ delinquency coverage ratio” as the balance of allowance for principal and financing service fee receivables at the end of a period, divided by the total balance of outstanding principal for on-balance
sheet transactions for which any installment payment was more than 30 calendar days past due as of the end of such period.

	As of December 31,
	2019	2020	2021
M1+ delinquency coverage ratio	1.5x	2.4x	1.8x
M1+ delinquency coverage ratio was above 1.5x as of December 31, 2019, 2020 and 2021, indicating that the Group’s allowance for principal and financing service fee receivables was adequate to cover delinquency balance.
Charge-Off
Ratio
We define
“charge-off
ratio” as the amount of loan principal receivables the Group charged off during a period, divided by the total amount of on-balance
sheet transactions during such period.

	Year Ended December 31,
	2019	2020	2021
	%
Charge-off ratio	5.34%	11.63%	2.64%
Components of Results of Operations
Revenues
The Group’s total revenues comprise financing income, sales commission fee, sales income, penalty fees, guarantee income, loan facilitation income and other related income and transaction services fee and other related income. The Group’s total revenues are presented net of VAT. Financing income represents financing service fees that the Group collects from borrowers for on-balance
sheet transactions, which the Group has facilitated since inception in April 2014. Sales commission fee represents fee earned from merchandise suppliers in connection with merchandise credit products. Sales income represents the sales price of cars the Group sells to car buyers in connection with the Group’s budget auto financing products and revenues from product sales through the Group’s Wanlimu
e-commerce
platform. Penalty fees represent fees the Group charges borrowers for late repayment. Guarantee income represents income earned from the Group’s obligation to provide risk assurance on the principal and accrued interest repayment of loans facilitated, which is recognized over the term of the arrangement as the Group is released from the stand ready obligation based on the borrower’s repayment of the loan principal. Loan facilitation income and other related income represent loan facilitation fees earned from certain institutional funding partners in connection with off-balance
sheet transactions, a type of funding arrangement that started in September 2016. For more information, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Critical Accounting Policies — Revenue Recognition.” Transaction services fee and other related income represent commissions and fees earned from financial service providers in connection with the Group’s transaction services business. The following table sets forth the breakdown of the Group’s total revenues, both in absolute amount and as a percentage of the Group’s total revenues, for the periods presented:

	Year Ended December 31,
	2019		2020		2021
	RMB	% of total revenues	RMB	% of total revenues	RMB	US$	% of total revenues
	(in thousands, except for percentages)
Revenues
Financing income	3,510,055	39.7	2,102,665	57.0	1,255,488	197,014	75.9
Sales commission fee	356,812	4.0	80,992	2.2	35,411	5,557	2.1
Sales income and others	431,946	4.9	610,793	16.5	100,668	15,797	6.1
Penalty fees	44,354	0.5	72,235	2.0	67,316	10,563	4.1
Guarantee income	—	—	826,198	22.4	3,935	617	0.2
Loan facilitation income and other related income	2,297,413	26.0	131,633	3.6	39,531	6,203	2.4
Transaction services fee and other related income	2,199,464	24.9	(136,542)	(3.7)	151,694	23,804	9.2

Total revenues	8,840,044	100.0	3,687,974	100.0	1,654,043	259,555	100.0

Financing Income
The Group charges financing service fees for facilitating
on-balance
sheet transactions. The financing service fees are recorded as financing income in the statement of comprehensive income in accordance with ASC 310 using the effective interest method.
Incentives are provided to certain borrowers and can only be applied as a reduction to the borrower’s repayments and cannot be withdrawn by the borrowers in cash. These incentives are recorded as a reduction in financing service fees using the effective interest method.
Sales Commission Fee
Sales commission fee represents fee earned from merchandise suppliers when borrowers purchase their merchandise on the Qudian marketplace and comprise the difference between the retail prices of the merchandise sold to borrowers and the prices of the merchandise that the Group pays to the merchandise suppliers.

Sales income and others
Sales income and others comprise (i) the sales price of cars, which consists of down payment and principal under the sales-type finance leases, (ii) the amount of consideration the Group receives from the buyer for the sale of the vehicle, net of value-added tax, in vehicle sales with guarantee transactions and (iii) the sales price of fashion products the Group sold on Wanlimu
e-commerce
platform.
Penalty Fees
Penalty fees represent fees the Group charges borrowers for late repayment. Penalty fees are recognized on a cash basis when the penalty fees will not be reversed.
Guarantee Income
Guarantee income represents the
non-contingent
aspect of the risk assurance liability that the Group recognizes over the term of the arrangement as the Group is released from the stand ready obligation on the borrowers’ repayment of the loan principal.
Loan Facilitation Income and Other Related Income
Loan facilitation income and others represent loan facilitation fees earned from certain institutional funding partners for credit directly funded by them and vehicle sales with guarantee. Revenues from loan facilitation services are recognized when the Group matches borrower with the funding partners and the funds are transferred to the borrower. Additionally, revenues from post-origination services are recognized evenly over the term of the loans as the services are performed.
Transaction Services Fee and Other Related Income
Transaction services fee and other related income represent commissions and fees earned from financial service providers in connection with the Group’s transaction services business. Revenues from transaction services are recognized when the Group matches borrower with the financial service provider and the funds are transferred to the borrower. Additionally, revenues from post-origination services are recognized evenly over the term of the loans as the services are performed.
Cost of Revenues and Operating Expenses
The Group’s cost of revenues and operating expenses consist of cost of revenues, sales and marketing expenses, general and administrative expenses, research and development expenses, changes in guarantee liabilities, changes in risk assurance liabilities and provision for receivables and other assets. The following table sets forth the Group’s cost of revenues and operating expenses, both in absolute amount and as a percentage of the Group’s total revenues, for the periods presented:

	Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues and operating expenses:
Cost of revenues	901,788	10.2	862,354	23.4	298,726	46,877	18.1
Sales and marketing	280,616	3.2	293,282	8.0	127,376	19,988	7.7
General and administrative	286,059	3.2	285,905	7.7	443,276	69,560	26.8
Research and development	204,781	2.3	170,691	4.6	141,264	22,167	8.5
Changes in guarantee liabilities and risk assurance liabilities	1,143,427	12.9	(87,894)	(2.4)	(201,602)	(31,636)	(12.2)
Provision for receivables and other assets	2,283,126	25.8	1,641,362	44.5	(151,817)	(23,823)	(9.2)
Impairment loss from long-lived assets	—	—	—	—	156,394	24,542	9.5

Total	5,099,797	57.6	3,165,700	85.8	813,617	127,675	49.2

Cost of Revenues
The Group’s cost of revenues represent cost of goods sold, which primarily consists of cost of goods sold on Wanlimu
e-commerce
platform, cost of cars the Group purchases, and cost of other revenues, which includes interest expense of borrowings, which are fees paid or payable to institutional funding partners and other lending related costs, which include payment processing and settlement fees, including those paid to Alipay. The following table sets forth components of the Group’s cost of revenues, both in absolute amount and as a percentage of the Group’s total revenues, for the periods presented:

	Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues:
Cost of goods sold	366,015	4.1	645,083	17.5	78,533	12,324	4.7
Cost of other revenues	535,773	6.1	217,271	5.9	220,193	34,553	13.3

Total	901,788	10.2	862,354	23.4	298,726	46,877	18.1

Interest expenses of borrowings depend on the institutional funding partners which the Group works with to fund the transactions the Group facilitates. The interests payable to institutional funding partners are lower than financing service fees the Group collects from borrowers on the credit drawdowns transferred. Certain institutional funding partners provide funds directly to borrowers for credit that the Group facilitates, and the Group does not recognize interest expenses of borrowings relating to such credit drawdowns. In addition, when utilizing the Group’s own capital to fund credit, the Group also does not incur interest expenses of borrowings.
Sales and Marketing
Sales and marketing expenses include expenses for (i) the Group’s core online consumer finance business and consist primarily of expenses related to borrower engagement and retention, salaries, benefits and share-based compensation related to the Group’s sales and marketing staff; and (ii) the Group’s Wanlimu
e-commerce
platform business and consist primarily of expenses related to marketing activities the Group conducted to promote the platform.
General and Administrative
General and administrative expenses consist primarily of share-based compensation, salaries and benefits related to accounting and finance, business development, legal, human resources and other personnel, as well as professional service fees related to various corporate activities.
Research and Development
Research and development expenses consist primarily of share-based compensation, salaries and benefits related to technology and product development personnel, as well as rental expenses related to offices for the Group’s technology and product development personnel.
Changes in Guarantee Liabilities and Risk Assurance Liabilities
At the inception of each
off-balance
sheet transaction, the Group records the fair value of (i) guarantee liabilities, which represent the present value of the Group’s expected payout based on the estimated delinquency rate and the applicable discount rate for time value; or (ii) risk assurance liabilities, which considers the premium required by a third-party market participant to issue the same risk assurance in a standalone transaction, as applicable. Prior to January 1, 2020, the release of the non-contingent
aspect of the risk assurance liability is recognized in earnings as a reduction of changes in guarantee liabilities and risk assurance liabilities. The contingent loss arising from the obligation to make future payments is recognized when borrower default is probable, and the amount of loss is estimable. Subsequent to January 1, 2020, the non-contingent
aspect of the risk assurance liability is subsequently recognized as guarantee income over the term of the arrangement as the Group is released from the stand ready obligation based on the borrower’s repayment of the loan principal. The contingent liability relating to the expected credit losses arising from the contingent aspect of the risk assurance liability is initially measured under the CECL model. The subsequent changes in the contingent aspect of the risk assurance liability is adjusted through earnings as changes in guarantee liabilities and risk assurance liabilities. The service fees payable to the Group, net of guarantee liabilities and risk assurance liabilities which were deducted from the consideration in connection with such transaction, are recognized as loan facilitation income and other related income. Increases in the amount of guarantee liabilities and risk assurance liabilities are recognized as changes in guarantee liabilities and risk assurance liabilities in the Group’s results of operations. The Group recognized a loss of RMB940.0 million, a loss of RMB22.3 million and a gain of RMB53.0 million (US$8.3 million) from changes in guarantee liabilities in 2019, 2020 and 2021, respectively. The Group recognized a loss of RMB203.5 million, a gain of RMB110.2 million and a gain of RMB148.6 million (US$23.3 million) from changes in risk assurance liabilities in 2019, 2020 and 2021.
Provision for Receivables and Other Assets
The Group periodically adjusts its allowance for loan principal and financing service fee receivables when it believes that the future collection of principal is unlikely. The Group bases this allowance primarily on historical loss experience using a roll rate-based model applied to the Group’s principal and financing service fees receivables portfolios and, adjusted for various qualitative factors that reflect current conditions and reasonable and supportable forecasts of future economic conditions after the adoption of ASC 326. The allowance for finance lease receivables is calculated based on historical loss experience using probability of default and loss given default methods and adjusted for various qualitative factors that reflect current conditions and reasonable and supportable forecasts of future economic conditions after the adoption of ASC 326. The Group stratifies probability of default and loss given default by the recovered rate under different scenarios (i.e., cash collection, repossessing the leased vehicle or non-recovery),
and calculates allowance balance by timing exposure at default under each scenario. For information regarding the Group’s accounting policy related to allowance for receivables, see “ — Critical Accounting Policies — Loan Principal and Financing Service Fee Receivables” and “Critical Accounting Policies Finance lease receivables.” The Group periodically adjusts its allowance for other receivables when it believes that the future collection of receivables is unlikely. The Group recognizes any increase in allowance for loan principal, financing service fee receivables and other receivables as provision for receivables for the relevant period.
The following table sets forth the provision for receivables and other assets, both in an absolute amount and as a percentage of total revenues, for the periods presented.

	Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Provision for receivables and other assets	2,283,126	25.8	1,641,362	44.5	(151,817)	(23,823)	(9.2)
Impairment loss from long-lived assets
The Group reviews the impairment for long-lived assets in accordance with authoritative guidance for impairment or disposal of long-lived assets. Long-lived assets are reviewed for events or changes in circumstances, which indicate that their carrying value may not be recoverable. Long-lived assets are reported at the lower of carrying amount or fair value less cost to sell. The Group recorded the impairment loss from long-lived
assets in 2021, mainly due to its plan to significantly downsize its Wanlimu Kids Clubs business.

Share-based Compensation
The following table sets forth the effect of share-based compensation expenses on the Group’s operating expenses line items, both in an absolute amount and as a percentage of total revenues, for the periods presented.

	Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Sales and marketing	4,482	0.1	1,912	0.1	1,727	271	0.1
General and administrative	74,312	0.8	40,895	1.1	29,684	4,658	0.3
Research and development	8,505	0.1	2,827	0.1	3,934	617	0.1

Total	87,299	1.0	45,634	1.3	35,345	5,546	0.5

See “— Critical Accounting Policies — Share-based Payments” for a description of what the Group accounts for the compensation cost from share-based payment transactions.
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
China
Generally, our subsidiary and the Group VIEs in China are subject to enterprise income tax on their taxable income in China at a rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. Our subsidiaries in Ganzhou are entitled to preferential tax rate of 15%. Xinjiang Qudian Technology Co., Ltd. is a company established in a special economic development zone and is therefore entitled to an exemption from income tax from January 1, 2017 to December 31, 2020. Xiamen Qudian was qualified as a High and New Technology Enterprise and was subject to a preferential statutory tax rate of 15% in 2020.

The Group is subject to VAT at a rate of 6% on the services the Group provides to borrowers, less any deductible VAT the Group has already paid or borne. The Group is subject to VAT at a rate of 13% on the budget auto financing services the Group provides to borrowers. The Group is also subject to surcharges on VAT payments in accordance with PRC law.
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
Critical Accounting Policies
We prepare the Group’s consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.
The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. For further information on our critical accounting policies, see Note 2 to the Group’s consolidated financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.
Revenue recognition
The Group generates revenues primarily by providing borrowers with merchandise and cash installment credit services, credit facilitation services, transaction services, automobile financing services, e-commerce sales and educational services.
Under ASC 606, revenue is recognized when control of the promised goods or services is transferred to the Group’s customers, in an amount that reflects the consideration that the Group expects to be entitled to in exchange for those goods or services, net of value-added tax. We determine revenue recognition through the following steps:

•	Identify the contract(s) with a customer;

•	Identify the performance obligations in the contract;

•	Determine the transaction price;

•	Allocate the transaction price to the performance obligations in the contract; and

•	Recognize revenue when (or as) the entity satisfies a performance obligation.
Credit facilitation
The Group entered into credit facilitation arrangements with various institutional funding partners. The Group: (i) matches borrowers with the institutional funding partners which directly fund the credit drawdowns to the borrowers and (ii) provides post-origination services, such as short messaging reminder services throughout the term of the loans. For each successful match, we receive a recurring service fee throughout the term of the loans. When borrowers make instalment repayments directly to the institutional funding partners, the institutional funding partners will then remit the recurring service fees to us on a periodic basis. In addition, the Group provides a guarantee on the principal and accrued interest repayments of the defaulted loans to the institutional funding partners.
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

The transaction price is the amount of consideration to which the Group expects to be entitled in exchange for transferring the promised services to the customer, net of value-added tax. The transaction price allocated to loan facilitation income and post-origination services includes variable consideration which is contingent on the borrower making timely repayments. The amount of variable consideration is limited to the amount that is probable not to be reversed in future periods. We estimated the variable consideration using the expected value method, based on historical defaults, current and forecasted borrower repayment trends and assessed whether variable consideration should be constrained. Any subsequent changes in the transaction price will be allocated to the performance obligations on the same basis as at contract inception.
We first allocate the transaction price to the guarantee liabilities or risk assurance liabilities. The remaining transaction price is then allocated to the loan facilitation services and post-origination services on a relative standalone selling price basis. The Group does not have observable price for the loan facilitation services and post-origination services because the services are not provided separately. As a result, the estimation of standalone selling price involves significant judgement. We estimate the standalone selling price of the loan facilitation and post-origination services using the expected cost plus a margin approach.
Revenues from loan facilitation services are recognized when the Group matches borrowers with the institutional funding partners and the funds are provided to the borrower. Additionally, revenues from post-origination services are recognized evenly over the term of the loans as the services are performed.
Vehicle sales with guarantee
The Group sells vehicles to buyers and provide loan facilitation services to institutional funding partners who provide financing to the vehicle buyers. The buyer obtains control of the vehicle when the buyer physically possesses the vehicle and when the Group receives cash consideration for the vehicle from the buyer. The Group will receive recurring service fees from the institutional funding partners for the Group’s loan facilitation services and post-origination services throughout the term of the loan. In addition, the Group provides a guarantee on the principal and accrued interest repayments of the defaulted loans to the institutional funding partners. For vehicle sales, we determine the buyer to be the Group’s customer. The transaction price for the vehicle sale is the amount of consideration the Group receives from the buyer for the sale of the vehicle, net of value-added tax. The Group is the principal in the vehicle sale transaction and sales income is recognized on a gross basis when the title of the vehicle is transferred to the buyer. For the loan facilitation services, we determine both the institutional funding partners and the buyer to be the Group’s customers. We consider the loan facilitation service, post-origination services and guarantee service as separate services, of which the guarantee service and the post origination service is accounted for in accordance with ASC 815 and ASC 860, respectively. The transaction price is the amount of consideration to which the Group expects to be entitled in exchange for transferring the promised services to the customer, net of value-added tax. The transaction price of loan facilitation services includes variable service fees which are contingent on the borrower making timely repayments. Variable consideration is estimated using the expected value method based on historical default rate, current and forecasted repayment trends and is limited to the amount of variable consideration that is probable not to be reversed in future periods. As a result, the estimation of variable consideration involves significant judgement. We make the assessment of whether the estimate of variable consideration is constrained. Any subsequent changes in the transaction price will be allocated to the performance obligations on the same basis as at contract inception. We first allocate the transaction price to the guarantee liabilities at fair value in accordance with ASC 815. The remaining transaction price is then allocated to the loan facilitation services and post-origination services on a relative standalone selling price basis. The Group does not have observable price for the loan facilitation services and post-origination services because the services are not provided separately. As a result, the estimation of standalone selling price involves significant judgement. We estimate the standalone selling price of the loan facilitation and post-origination services using the expected cost plus a margin approach. Revenues from loan facilitation services are recognized when the Group provides loan facilitation services to institutional funding partners and the buyer. Additionally, revenues from post-origination services are recognized evenly over the term of the loans as the services are performed.

E-commerce sales
The Group recognizes revenue from product sales through our e-commerce platform. The Group’s single performance obligation is to sell products to customers. The Group is the principal and record revenue on a gross basis as the Group controls the products before transfer to the customers. Revenue is measured based on the amount of consideration the Group expects to receive reduced by value-added tax, discount and estimate for product returns. Product returns are estimated using the expected value method based on historical return patterns. Revenues are recognized at a point in time when the products are accepted by the customers. As of December 31, 2020 and 2021, estimated product returns were not material.
Transaction services fee
The Group entered into credit transaction arrangements with certain institutional funding partners. The Group refers borrowers to the institutional funding partners which directly fund the credit drawdowns to the borrowers and provides post-origination services, such as short messaging reminder services throughout the term of the loans. For each successful transaction, the Group typically receives a pre-agreed recurring service fee throughout the term of the loans. When borrowers make installment repayments directly to the institutional funding partners, the institutional funding partners will remit the recurring transaction services fees to the Group on a periodic basis.
The referral services are considered to be the performance obligations in the arrangement. The transaction price is the amount of consideration to which the Group expects to be entitled to in exchange for transferring the promised service to the customer, net of value-added tax. The transaction price allocated to the referral services and post origination services includes variable service fees which are contingent on the borrower making timely repayments to the institutional funding partners. Variable consideration is estimated using the expected value method based on historical default rate, current and forecasted borrower repayment trends and is limited to the amount of variable consideration that is probable not to be reversed in future periods. We will update our estimate of the variable consideration at the end of each reporting period. The estimation of variable consideration (including the amount of variable consideration constrained) involves significant judgement. Revenues from transaction services are recognized when the Group successfully refers the borrower to the institutional funding partner and the institutional funding partner provides the funds to the borrower. Revenues from post-origination services are recognized evenly over the term of the loans as the services are performed.
Financing income
Borrowers can withdraw cash (“cash installment credit services”) or purchase products (e.g. personal consumer electronics) (“merchandise installment credit services”) up to their approved credit limit and elect the installment repayment period, ranging from one to eighteen installments repayment period (either weekly or monthly) through the our application (collectively “financing platform”) or via borrowers’ Alipay accounts. The Group charges financing service fees for facilitating the financing and managing the financing platform. The financing service fees are recorded as financing income in the consolidated statement of comprehensive income in accordance with ASC 310 Receivables (ASC 310) using the effective interest method.
Incentives are provided to certain borrowers and can only be applied as a reduction to the borrower’s repayments and cannot be withdrawn by the borrowers in cash. These incentives are recorded as a reduction in financing service fees using the effective interest method.
Sales commission fees
In addition to financing income, the Group earns a margin from its merchandise installment credit services on the products purchased from suppliers on behalf of the borrowers. The margin earned is fixed based on the retail sales price without considering the financing terms chosen by the borrower.

Sales commission fees are recognized and recorded net of the related cost on delivery date, as the Group is an agent and arrange for the goods to be provided by the suppliers.
Penalty fee
The Group charges borrowers and lessees penalty fee for late installment payments. The penalty fee is calculated based on the number of overdue days of unpaid outstanding balance of loan principals and lease receivables at the applicable late payment rate. The penalty fee is recognized on a cash basis, which coincides with the penalty fee being probable not to be reversed.
Loan principal and financing service fee receivables
Loan principal and financing service fee receivables represent payments due from borrowers that utilize the Group’s credit services. Loan principal and financing service fee receivables are recorded at amortized cost, net of allowance for loan principal and financing service fee receivables. Deferred origination costs are netted against revenue and amortized over the financing term using the effective interest method.
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

Nonaccrual loan principal
The Group does not accrue financing service fee on loan principals that are considered impaired or are more than 90 days past due. Prior to January 1, 2020, a corresponding allowance is determined under ASC 450-20. Subsequent to January 1, 2020, a corresponding allowance is determined under ASC 326. After an impaired financing service fee receivable is placed on nonaccrual status, financing service fee will be recognized when cash is received on a cash basis cost recovery method by applying first to reduce principal and then to financing income thereafter. Financing service fee accrued but not received is generally reversed against financing income. Financing service fee receivables may be returned to accrual status after all of the borrower’s delinquent balances of loan principal and financing service fee have been settled and the borrower remains current for an appropriate period.
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
Nonaccrual finance lease receivables
A finance lease receivable is considered impaired when the lease receivables are more than 90 days past due, or when it is probable that we will be unable to collect all amounts due according to the terms of the contract. Factors such as payment history, compliance with terms and conditions of the underlying financing lease agreement and other subjective factors related to the financial stability of the borrower are considered when determining whether finance lease receivables are impaired. The Group does not accrue financing lease income on net investment of finance lease receivables that are considered impaired. Prior to January 1, 2020, a corresponding allowance is determined under ASC 450-20. Subsequent to January 1, 2020, a corresponding allowance is determined under ASC 326. Accrual of financing lease income is suspended on accounts that are impaired, accounts in bankruptcy and accounts in repossession. Payments received on non-accrual finance lease receivables are first applied to any fees due, then to any interest due and, finally, any remaining amounts received are recorded to principal. Interest accrual resumes once an account has received payments bringing the impaired status to current.
Long-term investments
Long-term investments represent equity investments in privately-held companies without a readily determinable fair value and listed companies with readily determinable fair value. Equity securities with readily determinable fair values are measured at fair value, and any changes in fair value are recognized in earnings in accordance with ASC 321. The Group elected to measure equity securities without a readily determinable fair value that do not qualify for the net asset value practical expedient using the measurement alternative. Under the measurement alternative, the equity securities are measured at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.
For equity investments that the Group elects to use the measurement alternative, the Group makes a qualitative assessment considering impairment indicators to evaluate whether investments are impaired at each reporting date. Impairment indicators considered include, but are not limited to, a significant deterioration in the earnings performance or business prospects of the investee, including factors that raise significant concerns about the investee’s ability to continue as a going concern, a significant adverse change in the regulatory, economic, or technologic environment of the investee and a significant adverse change in the general market condition of either the geographical area or the industry in which the investee operates. If a qualitative assessment indicates that the investment is impaired, the entity has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Group recognizes an impairment loss in earnings equal to the difference between the carrying value and fair value.
As of December 31, 2021, the Group measured a long-term investment at fair value on a nonrecurring basis using valuation methodology under the market approach. The significant unobservable inputs (level 3) include enterprise value to revenue multiple which was determined based on the median of selected comparable companies at 3.8 times, and the discount for lack of marketability which was estimated at 33%. The fair value of the long-term investment was RMB172 million (US$27 million) as of December 31, 2021.
Income taxes
We account for income taxes using the liability approach and recognize deferred tax assets and liabilities for the expected future consequences of events that have been recognized in the consolidated financial statements or in the Group’s tax returns. Deferred tax assets and liabilities are recognized on the basis of the temporary differences that exist between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements using enacted tax rates in effect for the year in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in earnings. Deferred tax assets are reduced by a valuation allowance through a charge to income tax expense when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies. The components of the deferred tax assets and liabilities are classified as non-current.

We account for uncertainty in income taxes recognized in the consolidated financial statements by applying a two-step process to determine the amount of the benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed to determine the amount of benefits to recognize in the consolidated financial statements. The amount of the benefits that may be recognized is the largest amount that is more-likely-than not to be realized upon ultimate settlement. The Group’s estimated liability for unrecognized tax benefits which is included in the income tax payable in the consolidated balance sheets is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. We elect to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of comprehensive income. The Group did not recognize any income tax due to uncertain tax position nor incurred any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2019, 2020 and 2021.
Share-based payments
Share-based payment transactions with employees and independent directors, such as share options are measured based on the grant date fair value of the equity instrument. The Group recognizes the compensation costs net of estimated forfeitures using the accelerated recognition method, over the applicable vesting period for each separately vesting portion of the award. The estimate of forfeitures is adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures are recognized through a cumulative catch-up adjustment in the period of change and also impact the amount of share-based compensation expense to be recognized in future periods.
A change in any of the terms or conditions of share options is accounted for as a modification of share options. We calculate the incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date. For vested options, the Group recognizes incremental compensation cost in the period the modification occurred. For unvested options, the Group recognizes, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

Results of Operations
The following tables set forth a summary of the Group’s consolidated results of operations for the periods presented. The Group’s historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Revenues:
Financing income	3,510,055	2,102,665	1,255,488	197,014
Sales commission fee	356,812	80,992	35,411	5,557
Sales income	431,946	610,793	100,668	15,797
Penalty fees	44,354	72,235	67,316	10,563
Guarantee income	—	826,198	3,935	617
Loan facilitation income and other related income	2,297,413	131,633	39,531	6,203
Transaction services fee and other related income	2,199,464	(136,542)	151,694	23,804
Total revenues	8,840,044	3,687,974	1,654,043	259,555
Cost of revenues and operating expenses:
Cost of goods sold	(366,015)	(645,083)	(78,533)	(12,324)
Cost of other revenues	(535,773)	(217,271)	(220,193)	(34,553)

Total cost of revenues	(901,788)	(862,354)	(298,726)	(46,877)
Operating expenses:
Sales and marketing	(280,616)	(293,282)	(127,376)	(19,988)
General and administrative	(286,059)	(285,905)	(443,276)	(69,560)
Research and development	(204,781)	(170,691)	(141,264)	(22,167)
Changes in guarantee liabilities and risk assurance liabilities	(1,143,427)	87,894	201,602	31,636
Provision for receivables and other assets	(2,283,126)	(1,641,362)	151,817	23,823
Impairment loss from long-lived assets	—	—	(156,394)	(24,542)

Total operating expenses	(4,198,009)	(2,303,346)	(514,891)	(80,798)
Other operating income	108,508	343,324	82,273	12,912

Income from operations	3,848,755	865,598	922,699	144,792
Interest and investment income, net	24,292	708,251	129,456	20,314
Loss from equity method investments	(3,420)	(370,039)	(221,798)	(34,805)
Unrealized gain on derivative instruments	—	—	17,375	2,727
Foreign exchange gain/(loss), net	6,635	(107)	(51)	(8)
Other income	24,583	26,358	5,213	818
Other expenses	(10,323)	(9,263)	(6,485)	(1,018)

Net income before income taxes	3,890,522	1,220,798	846,409	132,820
Income tax expenses	(626,234)	(261,979)	(260,482)	(40,875)

Net income	3,264,288	958,819	585,927	91,945

	Year Ended December 31,
	2019	2020	2021
	%
Revenues:
Financing income	39.7	57.0	75.9
Sales commission fee	4.0	2.2	2.1
Sales income	4.9	16.5	6.1
Penalty fees	0.5	2.0	4.1
Guarantee income	—	22.4	0.2
Loan facilitation income and other related income	26.0	3.6	2.4
Transaction services fee and other related income	24.9	(3.7)	9.2

Total revenues	100.0	100.0	100.0
Cost of revenues and operating expenses:
Cost of goods sold	(4.1)	(17.5)	(4.8)
Cost of other revenues	(6.1)	(5.9)	(13.3)

Total cost of revenues	(10.2)	(23.4)	(18.1)
Operating expenses:
Sales and marketing	(3.2)	(8.0)	(7.7)
General and administrative	(3.2)	(7.7)	(26.8)
Research and development	(2.3)	(4.6)	(8.5)
Changes in guarantee liabilities and risk assurance liabilities	(12.9)	2.4	12.2
Provision for receivables and other assets	(25.8)	(44.5)	9.2
Impairment loss from long-lived assets	—	—	(9.5)

Total operating expenses	(47.5)	(62.4)	(31.1)
Other operating income	1.2	9.3	5.0

Income from operations	43.5	23.5	55.8
Interest and investment income, net	0.3	19.2	7.8
Loss from equity method investments	(0.1)	(10.0)	(13.4)
Unrealized gain on derivative instruments	—	—	1.1
Foreign exchange gain/(loss), net	0.1	(0.0)	(0.0)
Other income	0.3	0.7	0.3
Other expenses	(0.1)	(0.3)	(0.4)

Net income before income taxes	44.0	33.1	51.2
Income tax expenses	(7.1)	(7.1)	(15.7)

Net income	36.9	26.0	35.4

Comparison of Year Ended December 31, 2021 and Year Ended December 31, 2020
Total revenues.
The Group’s total revenues in 2021 decreased by 55.2% to RMB1,654.0 million (US$259.6 million) from RMB3,668.0 million in 2020, primarily due to the decrease in the amount of transactions. Financing income decreased by 40.3% from RMB2,102.7 million in 2020 to RMB1,255.5 million (US$197.0 million) in 2021 primarily due to the decrease in the average on-balance
sheet loan balance. Loan facilitation income and other related income decreased by 70.0% to RMB39.5 million (US$6.2 million) in 2021 from RMB131.6 million in 2020, primarily as a result of the decrease in the amount of off-balance
sheet transactions. In 2021, the Group recorded an amount of RMB3.9 million (US$ 0.6 million) guarantee income with the non-contingent
aspect of the risk assurance liability amortized over the term of the arrangement as the Group is released from the stand ready obligation based on the borrower’s repayment of the loan principal. The Group also recorded transaction services fee and other related income of RMB151.7 million (US$23.8 million) in 2021, compared to a loss of RMB136.5 million for 2020, primarily due to the change in estimate for variable consideration for the transactions facilitated in the past years. Sales income and others decreased to RMB100.7 million (US$15.8 million) in 2021 from RMB610.8 million for 2020 primarily due to the winding down of the Wanlimu
e-commerce
platform.

Total cost of revenues and operating expenses.
Total cost of revenues and operating expenses decreased by 67.5% to RMB1,029.5 million (US$161.6 million) in 2021 from RMB3,165.7 million in 2020.

•
Cost of revenues.
The Group’s cost of revenues decreased by 65.4% to RMB298.7 million (US$46.9 million) from RMB862.4 million for 2020, primarily due to the decrease in costs related to the Dabai Auto business and the decrease in cost of goods sold related to the Wanlimu
e-commerce
platform.

•
Sales and marketing expenses.
The Group’s sales and marketing expenses decreased by 56.6% to RMB127.4 million (US$20.0 million) from RMB293.3 million for 2020. The decrease was primarily due to the decrease in marketing expenses incurred by the Wanlimu
e-commerce
platform.

•
General and administrative expenses.
The Group’s general and administrative expenses increased by 55.0% to RMB443.3 million (US$69.6 million) from RMB285.9 million for 2020, as a result of the increase in staff salaries primarily relating to our WLM Kids business.

•
Research and development expenses.
The Group’s research and development expenses decreased by 17.2% to RMB141.3 million (US$22.2 million) from RMB170.7 million for 2020. The decrease was primarily due to the decrease in staff salaries.

•
Changes in guarantee liabilities and risk assurance liabilities.
The Group recorded a gain from changes in guarantee liabilities and risk assurance liabilities of RMB201.6 million (US$31.6 million) in 2021, as compared to a gain from changes in guarantee liabilities and risk assurance liabilities of RMB87.9 million the Group recognized in 2020, primarily due to the decrease in off-balance
sheet transactions.

•
Provision for receivables and other assets.
The Group’s provision for receivables and other assets was a reversal of RMB151.8 million (US$23.8 million) this year, compared with RMB1,641.4 million for 2020, primarily due to the decrease in past-due
on-balance
sheet outstanding principal receivables compared to 2020.

Income from operations.
The Group’s income from operations increased by 6.6% to RMB922.7 million (US$144.8 million) from RMB865.6 million for 2020.
Income tax expenses.
The Group’s income tax expenses decreased by 0.6% to RMB260.5 million (US$40.9 million) in 2021 from RMB262.0 million in 2020.
Net income.
The Group’s net income decreased by 38.9% to RMB585.9 million (US$91.9 million) in 2021 from RMB958.8 million in 2020. Net income attributable to the Company’s shareholders per diluted share was RMB2.27 (US$0.36), compared with RMB3.59 in the prior year.
Adjusted net income attributable to Qudian Inc.’s shareholders.
The Group’s adjusted net income attributable to Qudian Inc.’s shareholders, which excludes share-based compensation expenses and convertible senior notes buyback income, increased by 60.2% to RMB612.4 million (US$96.1 million) from RMB382.3 million in the prior year. Adjusted net income attributable to Qudian Inc, shareholders per diluted share decreased to RMB2.36 (US$0.37) from RMB1.49 in the prior year.
Comparison of Year Ended December 31, 2020 and Year Ended December 31, 2019
For a discussion of the Group’s results of operations for the year ended December 31, 2020 compared with the year ended December 31, 2019, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Comparison of Year Ended December 31, 2020 and Year Ended December 31, 2019” in our annual report on Form
20-F
for the year ended December 31, 2020, filed with the SEC on April 29, 2021
.

B.	Liquidity and Capital Resources
The Group’s primary sources of liquidity have been cash provided by operating activities and funds provided by our investors, including through the issuance of equity securities and convertible debt securities, which have historically been sufficient to meet the Group’s working capital and substantially all of the Group’s capital expenditure requirements. In October 2017, we completed our initial public offering in which we issued and sold an aggregate of 35,625,000 ADSs, representing 35,625,000 Class A ordinary shares, resulting in net proceeds to us of approximately US$799.6 million. In 2019, 2020 and 2021, the Group had net cash provided by operating activities of RMB5,503.4 million, RMB2,471.7 million and RMB922.1 million (US$144.7 million), respectively.
As of December 31, 2021, the Group had cash and cash equivalents of RMB2,065.5 million (US$324.1 million), as compared to cash and cash equivalents of RMB1,537.6 million as of December 31, 2020.
As of December 31, 2021, the Group had short-term amounts due from Alipay of RMB456.5 million (US$71.6 million), as compared to short-term amounts due from Alipay of RMB323.6 million as of December 31, 2020. These represent amounts deposited in the Group’s Alipay accounts, and are unrestricted as to withdrawal and use and readily available to the Group on demand.
In July 2019, we issued US$345 million aggregate principal amount of convertible senior notes due 2026 (including full exercise of the initial purchasers’ option to purchase additional notes), raising US$334.2 million in net proceeds to us after deducting underwriting discounts and commissions and other offering expenses. In connection with the offering of the convertible senior notes, we entered into capped call transactions with the initial purchasers and/or their respective affiliates and used approximately US$28.2 million of the net proceeds of the offering to pay the cost of such transactions. The convertible notes bear interest at a rate of 1.00% per year, payable on July 1 and January 1 of each year, beginning on January 1, 2020. The convertible notes will mature on July 1, 2026, unless earlier redeemed, repurchased or converted in accordance with their terms. As of March 31, 2022, we have repurchased US$297.5 million aggregate principal amount of convertible notes, and the outstanding principal amount was US$47.5 million. The convertible notes may be converted into our ADSs, at the option of the holders, at an initial conversion rate of 106.2756 ADSs per US$1,000 principal amount of notes, or approximately 5,048,091 ADSs, assuming conversion at the initial conversion rate of the entire US$47.5 million aggregate principal amount outstanding as of March 31, 2022.
In November 2019, Xiamen Qudian, a Group VIE, entered into an eight-year term and revolving syndicated facility agreement with China Construction Bank and Bank of China, pursuant to which Xiamen Qudian is entitled to borrow a secured loan of RMB1,200 million to be used in connection with the Group’s innovation park, a construction in progress, which is guaranteed by Xinjiang Qudian Technology Co., Ltd. and Qufenqi (Ganzhou) Information Technology Co., Ltd. and collateralized by the land-use-right
with a carrying amount of RMB98 million (US$15 million) as of December 31, 2021. Outstanding borrowings will accrue interest at a rate equal to the loan prime rate of China plus 0.295%. Xiamen Qudian is required to comply with certain financial covenants, which had been met as of December, 31, 2021. As of December 31, 2021, the aggregate amount of unused lines of credit for such long-term loan was RMB1,054.7 million (US$165.5 million).
The following table sets forth the Group’s total assets, total liabilities and total net assets as of the dates indicated.

	As of December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Total assets	18,361,604	13,398,032	14,091,125	2,211,205
Total liabilities	6,437,552	1,488,188	1,567,586	245,988
Total net assets	11,924,052	11,909,844	12,523,539	1,965,217

(1)	Defined as total assets minus total liabilities.
The Group’s total net assets decreased from RMB11,924.1 million as of December 31, 2019 to RMB11,909.8 million as of December 31, 2020. The Group’s total net assets increased to RMB12,523.5 million (US$1,965.2 million) as of December 31, 2021, primarily attributable to the increase of accumulated retained earnings.
The table below sets forth certain balance sheet items related to credit products. The decrease in such line items since December 31, 2019 is in line with the Group’s increasingly stringent credit approval strategy.

	As of December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Short-term loan principal and financing service fee receivables	7,894,697	3,940,461	2,371,966	372,213
Long-term loan principal and financing service fee receivables	424	—	—	—
Short-term borrowings and interest payables	1,049,570	—	—	—
Long-term borrowings and interest payables (1)	—	102,415	145,312	22,803

(1)	Long-term borrowings and interest payable as of December 31, 2021 represent borrowings in connection with the construction in progress and are not related to credit products.
We anticipate the Group’s cash requirements in the near term will, to a significant extent, be related to its plan to expand the QD Food business. The Group expects to incur significant marketing expenses to expand QD Food’s user base. To support the growth of QD Food, the Group may also make significant capital expenditures to establish food preparation and fulfillment facilities.
We believe that the cash we received from our initial public offering, the issuance of convertible senior notes and the anticipated cash flows from operating activities will be sufficient to meet the Group’s anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months. We may, however, need additional cash resources in the future if the Group experiences changes in business conditions or other developments, or if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that the Group’s cash requirements exceed the amount of cash and cash equivalents the Group has on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict the Group’s operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Our Industry — We may need additional capital to pursue business objectives and respond to business opportunities, challenges or unforeseen circumstances, and financing may not be available on terms acceptable to us, or at all.”
Our ability to manage the Group’s working capital, including receivables and other assets and accrued expenses and other liabilities, may materially affect the Group’s financial condition and results of operations.

The following table sets forth a summary of the Group’s cash flows for the periods presented:

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash provided by operating activities	5,503,389	2,471,712	922,065	144,692
Net cash used in investing activities	(929,559)	(3,269,876)	(246,580)	(38,694)
Net cash used in financing activities	(3,372,335)	(1,591,272)	(84,192)	(13,212)
Cash and cash equivalents, and restricted cash and cash equivalent at beginning of period	2,841,015	4,118,587	1,672,962	262,524
Cash and cash equivalents, and restricted cash and cash equivalent at beginning of period	4,118,587	1,672,962	2,243,420	352,042
Operating Activities
Net cash provided by operating activities was RMB922.1 million (US$144.7 million) in 2021, mainly attributable to net income of RMB585.9 million (US$91.9 million), adjusted for a reversal of the provision for receivables and other assets of RMB151.8 million (US$23.8 million).
Net cash provided by operating activities was RMB2,471.7 million in 2020, mainly attributable to net income of RMB958.8 million, adjusted for (i) provision for receivables and other assets of RMB1,641.4 million, (ii) income from the repurchase of convertible senior notes of RMB622.1 million, (iii) share of loss from equity method investment of RMB370.0 million. Adjustment for changes in working capital primarily consisted of (i) a decrease in risk assurance liabilities of RMB2,328.0 million primarily due to a decrease in the off-balance
sheet transaction for which the Group provides risk assurance, (ii) a decrease in contract assets of RMB2,899.5 million, (iii) a decrease in other current and non-current
liabilities of RMB879.0 million and (iv) a decrease in other current and non-current
assets of RMB438.9 million.
Net cash provided by operating activities was RMB5,503.4 million in 2019, primarily due to net income of RMB3,264.3 million, adjusted for (i) provision for receivables and other assets of RMB2,283.1 million, (ii) share-based compensation expenses of RMB87.3 million, (iii) interest expense of convertible senior notes of RMB23.9 million, and (iv) changes in working capital. Adjustment for changes in working capital primarily consisted of (i) an increase in risk assurance liabilities of RMB1,254.4 million primarily due to an increase in the off-balance
sheet transaction for which the Group provides risk assurance, (ii) an increase in other current and non-current
liabilities of RMB439.7 million, (iii) a decrease in finance lease receivables of RMB330.2 million primarily as a result of the winding-down of Dabai Auto business and (iv) a decrease in deferred tax assets and liabilities of RMB132.1 million, which was partially offset by (i) an increase in contract assets of RMB2,096.5 million and (ii) an increase in other current and non-current
assets of RMB119.6 million.
Investing Activities
Net cash used in investing activities was RMB246.6 million (US$38.7 million) in 2021, mainly due to the payments of deposit pledged as collateral for derivative instruments.
Net cash used in investing activities was RMB3,269.9 million in 2020, mainly due to (i) investments in short-term wealth management products of RMB16,802.9 million, (ii) payments to originate loan principal of RMB18,294.9 million and (iii) purchase of equity method investment of RMB738.8 million, partially offset by (i) proceeds from redemption of short-term investments of RMB11,815.2 million and (ii) proceeds from collection of loan principal of RMB20,724.8 million.

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
Financing Activities
Net cash used in financing activities was RMB84.2 million (US$13.2 million), mainly due to the repurchases of convertible senior notes.
Net cash used in financing activities was RMB1,591.3 million in 2020, mainly due to repayments of borrowings of RMB1,038.7 million and repurchases of convertible senior notes of RMB859.2 million.
Net cash used in financing activities was RMB3,372.3 million in 2019, which was primarily attributable to (i) repayments of borrowings of RMB5,402.4 million and (ii) repurchase of ordinary shares of RMB2,087.2 million, which was partially offset by (i) proceeds from convertible senior notes net of issuance cost of RMB2,289.6 million and (ii) proceeds from borrowings of RMB2,251.6 million.
Capital Expenditures
The Group made capital expenditures of RMB76.4 million, RMB221.8 million and RMB478.4 million (US$75.1 million) in 2019, 2020 and 2021, respectively. In these periods, the Group’s capital expenditures were mainly used for building construction and purchase of equipment and intangible assets and leasehold improvements. The Group will continue to make capital expenditures to meet the expected growth of its business.
Contractual Obligations
The following table sets forth the Group’s operating lease commitments and long-term borrowings and interest payable as of December 31, 2021.

	Payment due by period
	Total		Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	RMB	US$	RMB
	(million)
Operating lease commitments	253.7	39.8	40.3	56.3	49.0	108.1
Long-term borrowings and interest payable	170.9	26.8	7.2	69.8	64.0	29.9
Operating lease obligations represent leasing arrangements relating to the lease of the Group’s office premises.
The Group’s capital commitments relate primarily to commitments in connection with the Group’s plan to build an office building and innovation center. Total capital commitments contracted but not yet reflected in the financial statements amounted to RMB546.0 million (US$85.7 million) as of December 31, 2021. All of the commitments relating to the construction will be settled in installments.
Holding Company Structure
Qudian Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries, the Group VIEs and their subsidiaries in China. As a result, Qudian Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, each of our PRC subsidiaries is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our PRC subsidiaries, the Group VIEs and their subsidiaries in China is required to set aside at least 10% of its after-tax
profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our PRC subsidiaries may allocate a portion of their after-tax
profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion, and the Group VIEs and their subsidiaries may allocate a portion of their after-tax
profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.
Recent Accounting Pronouncements
A list of recent accounting pronouncements that are relevant to us is included in note 2 to our consolidated financial statements, which are included in this annual report.
Off-Balance
Sheet Arrangements
Since September 2016, the Group has entered into several arrangements with financial institutions that provides funding directly to borrowers for transactions that the Group facilitates. From April 2018 to the second quarter of 2019, the Group also entered into vehicle sales with guarantee arrangements with financial institutions that provides funding directly to car buyers. As of December 31, 2021, guarantee liabilities and risk assurance liabilities related to such arrangement were RMB0.9 million (US$0.1 million). As of December 31, 2021, the maximum potential undiscounted future payment the Group would be required to make was RMB37 million (US$6 million). See “Item 5. Operating and Financial Review and Prospects — A. Operating Results.”

C.	Research and Development, Patent and Licenses, etc.
The Group has focused on and will continue to invest in its technology system, which supports all key aspects of the Group’s online platform and is designed to optimize for scalability and flexibility.
See “Item 4. Information of the Company — B. Business Overview — The Group’s Information Technology and Security.”

D.	Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2021 that are reasonably likely to have a material effect on the Group’s total net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Critical Accounting Estimates
See “Item 5. Operating and Financial Review and Prospectus — A. Operating Results — Critical Accounting Policies.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management
Directors and Executive Officers
The following table sets forth information regarding our directors and executive officers as of March 31, 2022.

Name	Age	Position/Title
Min Luo	39	Chairman and Chief Executive Officer
Long Xu	39	Director and Senior Vice President
Yingming Li	44	Director
Shengwen Rong	54	Independent Director
Yifan Li	55	Independent Director
Yan Gao	41	Vice President of Finance
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
Mr.
 Yingming Li
has served as our director since December 2019. Currently he holds the position of director and deputy general manager of Guosheng Financial Holding in charge of investments. Mr. Li has rich experience in enterprise consultancy, valuation, investment banking and equity investments. Mr. Li graduated from Fudan University with a master degree in economics.
Mr.
 Shengwen Rong
has served as our independent director since August 2018. From February 2017 to September 2018, Mr. Rong served as senior vice president and then Chief Financial Officer of Yixia Technology Co., Ltd. Prior to that, Mr. Rong served as the Chief Financial Officer at Quixey, Inc, from 2015 to 2016, the Chief Financial Officer at UCWeb from 2012 to 2014, and the Chief Financial Officer at Country Style Cooking Restaurant Chain Co., Ltd., an NYSE-listed company, from 2010 to 2012. Currently Mr. Rong serves as an independent director and audit committee chair of Tarena International, Inc. (NASDAQ: TEDU), China Online Education (NYSE: COE), X Financial (NYSE: XYF), Mogu Inc. (NYSE: MOGU) and BlueCity Holdings Limited (Nasdaq: BLCT). Mr. Rong received a bachelor’s degree in international finance from Renmin University, a master’s degree in accounting from West Virginia University and an MBA degree from University of Chicago Booth School of Business. Mr. Rong is a Certified Public Accountant in the United States.
Mr. Yifan Li
has served as our independent director since October 2017. Mr. Li is Chief Financial Officer of Human Horizons Holdings Co. Ltd., a premium luxury electric vehicle manufacturer, since April 2021. Prior to that, he had served as a board director and a vice president of Geely Holding Group Co., Ltd., an automotive manufacturing company, since October 2014. From May 2014 to September 2014, he was vice president and international chief financial officer of Sanpower Group Co., Ltd., a company in the technology and modern service industries. From December 2010 to February 2014, he served as vice president and chief financial officer of China Zenix Auto International Co., Ltd., a manufacturer of commercial vehicle wheels listed on the NYSE. Mr. Li is also currently a director and a member of the audit committee for a number of companies, including Xinyuan Real Estate Co., Ltd. (NYSE: XIN), Sunlands Technology Group (NYSE: STG), 36Kr Holdings Inc. (NASDAW: KRKR). Mr. Li received his MBA from the University of Chicago Booth School of Business in 2000, his master’s degree in accounting from University of Texas at Dallas in 1994, and his bachelor’s degree in economics from Fudan University in 1989. Mr. Li is a Certified Public Accountant in the United States and a Chartered Global Management Accountant. His business address is 1339 Wanfang Road, Minhang District, Shanghai, PRC, 201112.
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
In 2021, the Group paid aggregate cash compensation of approximately RMB2.7 million (US$0.4 million) to our directors and executive officers as a group. We did not pay any other cash compensation or benefits in kind to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and the Group VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.
For information regarding share awards granted to our directors and executive officers, see “—2016 Equity Incentive Plan.”
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
As part of our restructuring in 2016, Tianjin Happy Share, as a shareholder of Beijing Happy Time, entered into the contractual arrangements with Ganzhou Qufenqi and Beijing Happy Time and its other shareholders, according to which Ganzhou Qufenqi will exercise effective control over Beijing Happy Time and realize substantially all of the economic risks and benefits arising from Beijing Happy Time and its subsidiaries in lieu of Tianjin Happy Share and other shareholders of Beijing Happy Time. See “Item 4. Information on the Company — B. Business Overview — Overview — Our Contractual Arrangements with the Group VIEs and Their Shareholders,” for more information.
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
Granted Options
We have granted options to purchase our Class A ordinary shares to certain of our officers, directors, employees and a third-party consultant pursuant to the 2016 Equity Incentive Plan. Certain options previously granted were subsequently canceled. As of March 31, 2022, options to purchase 2,058,563 Class A ordinary shares remained outstanding.
The table below summarizes, as of the date of this annual report, the options we have granted to our directors and executive officers.

Name	Position	Ordinary Shares Underlying Options Awarded		Option Exercise Price		Grant Date	Option Expiration Date
Long Xu	Director		*	US$	0.0	February 23, 2016	February 23, 2026
			*	US$	0.0	December 20, 2018	December 20, 2028
			*	US$	0.0	September 22, 2019	September 22, 2029
			*	US$	0.0	December 25, 2019	December 25, 2029
			*	US$	0.0	March 26, 2020	March 26, 2030
Yifan Li	Independent director		*	US$	0.0	October 17, 2017	December 8, 2026
			*	US$	0.0	June 14, 2019	June 14, 2029
Shengwen Rong	Independent director		*	US$	0.0	November 30, 2018	November 30, 2028
			*	US$	0.0	June 14, 2019	June 14, 2029
Yan Gao	Vice President of Finance		*	US$	0.0	May 3, 2017	May 3, 2027
			*	US$	0.0	March 12, 2018	March 12, 2028
			*	US$	0.0	December 20, 2018	December 20, 2028
			*	US$	0.0	September 22, 2019	September 22, 2029
			*	US$	0.0	December 25, 2019	December 25, 2029
			*	US$	0.0	March 26, 2020	March 26,2030

*	Less than 1% of our outstanding shares, assuming conversion of our preferred shares into ordinary shares.
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

In April 2017, we directly issued 13,865,219 ordinary shares pursuant to our 2016 Equity Incentive Plan to Ark Trust in its capacity as trustee of the Equity Incentive Trust. As of March 31, 2022, the Equity Incentive Trust held 4,208,108 Class A ordinary shares. The trust deed provides that Ark Trust shall not exercise the voting rights attached to such ordinary shares unless otherwise directed by the plan administrator, which is our board of directors as of the date of this annual report, or its authorized representative.
Wanlimu Cayman Share Incentive Plan
We have established a wholly-owned subsidiary under the laws of the Cayman Islands, WLM Kids Inc., or Wanlimu Cayman. Wanlimu Cayman is not used to operate or as a holding company for the Group’s early childhood education business.
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
Mr. Min Luo has been appointed as the administrator with respect to the remaining 300,000,000 ordinary shares of Wanlimu Cayman reserved under the Wanlimu Plan, which have been allocated for equity awards to management members and other employees of Wanlimu Cayman and its consolidated entities. As the administrator, Mr. Luo has the power and authority to, among other things, (i) select individuals to whom awards may be granted, (ii) determine the type or types of awards to be granted to each grantee and (iii) determine the terms and conditions of each award.

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

•	setting clear hiring policies for employees and former employees of the independent auditors;

•	reviewing with the independent auditor any audit problems or difficulties and management’s response;

•	reviewing and, if material, approving all related party transactions on an ongoing basis;

•	reviewing and discussing the annual audited financial statements with management and the independent auditor;

•	reviewing and discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;

•	reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;

•	discussing earnings press releases with management, as well as financial information and earnings guidance provided to analysts and rating agencies;

•	reviewing with management and the independent auditors the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the Group’s financial statements;

•	discussing policies with respect to risk assessment and risk management with management, internal auditors and the independent auditor;

•
timely reviewing reports from the independent auditor regarding all critical accounting policies and practices to be used by our company, all alternative treatments of financial information within U.S. GAAP that have been discussed with management and all other material written communications between the independent auditor and management;

•
establishing procedures for the receipt, retention and treatment of complaints received from the Group’s employees regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by the Group’s employees of concerns regarding questionable accounting or auditing matters;

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

Nominating and Corporate Governance Committee
Our nominating and corporate governance committee consists of Yifan Li and Min Luo. Min Luo is the chairperson of our nominating and corporate governance committee. Yifan Li satisfies the “independence” requirements of Section 303A of the NYSE Listed Company Manual. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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
Guosheng HK is a principal shareholder of our company. On April 25, 2020, Guosheng HK, its parent company Guosheng Financial Holding Inc. and Mr. Min Luo (solely in his capacity as our director and the chairman of our board of directors) entered into a deed of undertaking, or the deed. Pursuant to the deed, for a period of three years, Mr. Luo undertakes (i) not to remove the director designated by Guosheng HK and (ii) in the event such designee no longer serves our director, to nominate another designee of Guosheng HK to fill such vacancy and vote in favor of such nomination. Furthermore, for a period of three years, Mr. Luo undertakes to keep the number of directors designated by Guosheng HK equal to one sixth of the total number of directors of our company (rounded down the nearest whole number), provided that such number will in no event be less than one. Mr. Luo’s undertakings pursuant to the deed are subject to his duties and obligations as our director and the chairman of our board of directors. Currently, Mr. Yingming Li is the director designated by Guosheng HK. Guosheng HK is further described under “Item 6. Directors, Senior Management and Employees E. Share Ownership.”
Pursuant to the deed, Guosheng Financial Holdings Inc. agrees to use its reasonable commercial efforts to establish comprehensive business cooperation with our Company. The scope of such cooperation will include, among other things, introduction of institutional funding partners for the Group’s consumer credit business.
The undertakings by (i) Mr. Luo on the one hand and (ii) Guosheng Financial Holdings Inc, on the other hand are mutually conditioned upon the relevant counterparty’s compliance with its own undertakings under the deed.

D.	Employees
As of December 31, 2021, the Group had a total of 940 employees. The following table sets forth the breakdown of the Group’s employees as of December 31, 2021 by function:

Number of Function	Employees	% of Total
Risk management	87	9.3
Technology and product development	78	8.3
Finance	69	7.3
Operation management	100	10.6
General administrative and others	58	6.2
New businesses	13	1.4
Sales and marketing	4	0.4
Dabai Auto	24	2.6
Wanlimu Kids project	507	53.9

Total	940	100.0

As of December 31, 2021, a majority of the Group’s employees were based in Xiamen in Fujian Province and Fuzhou in Jiangxi Province. The remainders of the Group’s employees were based in various other locations across China.
The number of the Group’s employees decreased from 1,047 as of December 31, 2020 to 940 as of December 31, 2021, primarily due to the winding down of the Wanlimu
e-commerce
platform.
We believe the Group offers its employees competitive compensation packages and a dynamic work environment that encourages initiative and is based on merit. As a result, the Group has generally been able to attract and retain qualified personnel and maintain a stable core management team.
As required by PRC regulations, the Group participates in various statutory employee benefit plans, including social insurance funds, namely a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund. The Group is required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of the Group’s employees, up to a maximum amount specified by the local government from time to time. In addition, the Group purchased employer’s liability insurance and additional commercial health insurance to increase insurance coverage of the Group’s employees. The Group enters into standard labor, confidentiality and non-compete
agreements with its employees. The
non-compete
restricted period typically expires two years after the termination of employment, and the Group agrees to compensate the employee with a certain percentage of his or her pre-departure
salary during the restricted period.
We believe that the Group maintains a good working relationship with its employees, and the Group has not experienced any major labor disputes.

E.	Share Ownership
The following table sets forth information as of March 31, 2022 with respect to the beneficial ownership of our ordinary shares by:

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
The total number of ordinary shares outstanding as of March 31, 2022 was 252,474,803, comprising 188,983,631 Class A ordinary shares and 63,491,172 Class B ordinary shares, excluding (i) ordinary shares represented by the ADSs repurchased by the Company, (ii) ordinary shares issuable upon the exercise of outstanding share options and (iii) ordinary shares reserved for future issuance under our share incentive plans:

	Ordinary Shares Beneficially Owned
	Class A ordinary shares	Class B ordinary shares	Percentage of total ordinary shares	Percentage of aggregate voting power**
Directors and Executive Officers:
Min Luo (1)	—	63,491,172	25.1	77.1
Long Xu	*	—		*
Yingming Li	—	—	—	—
Shengwen Rong	*	—	*	*
Yifan Li	*	—	*	*
Yan Gao	*	—	*	*
Directors and Executive Officers as a Group	1,347,500	63,491,172	25.7	77.2
Principal Shareholders
Qufenqi Holding Limited	—	63,491,172	25.1	77.1
Guosheng HK (2)	12,670,000	4,125,698	6.7	6.5

*	Beneficially owns less than 1% of our outstanding shares.
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

(2)
Represents (i) 12,670,000 Class A ordinary shares held by Guosheng (Hong Kong) Investment Limited, or Guosheng HK, and (ii) 4,125,698 Class B ordinary shares subject to the Guosheng proxy. The Guosheng proxy is further described in footnote 1 above. Information regarding beneficial ownership in Class A ordinary shares is reported as of December 31, 2020, based on the information contained in the Schedule 13G/A filed by Guosheng HK and its affiliates on March 10, 2021, or the Guosheng 13G/A. Guosheng HK is a limited liability company incorporated under the laws of Hong Kong and a subsidiary of Guosheng Financial Holding Inc., or Guosheng, a public company listed on the Shenzhen Stock Exchange. Based on Guosheng’s public filings, Mr. Li Du has control over Guosheng as of the date of this annual report. The registered address of Guosheng HK is Unit 606, 6th Floor, Alliance Building, 133 Connaught Road Central, Hong Kong.

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
Contractual Arrangements with the Group VIEs and Their Shareholders
PRC laws and regulations currently restrict foreign ownership and foreign investment in VATS in China. As a result, we operate our relevant business through contractual arrangements among Ganzhou Qufenqi, our wholly-owned PRC subsidiary, Beijing Happy Time, a Group VIE, and the shareholders of Beijing Happy Time. We established three new Group VIEs, Ganzhou Qudian and Xiamen Qudian in 2017 and Xiamen Weipujia in 2018. Ganzhou Qufenqi has also entered into a series of contractual arrangements with the aforementioned four Group VIEs and its shareholders. In addition, we established a new Group VIE, Xiamen Qu Plus Plus in 2019 and control it through a series of contractual arrangements among Xiamen Youxiang, our wholly-owned PRC subsidiary, Xiamen Qu Plus Plus, and the shareholders of Xiamen Qu Plus Plus. For a description of these contractual arrangements, see “Item 4. Information on the Company — B. Business Overview — Overview — Our Contractual Arrangements with the Group VIEs and Their Shareholders.”
Equity Incentive Plan
See “Item 6. Directors, Senior Management and Employees—B. Compensation—2016 Equity Incentive Plan.”

C.	Interests of Experts and Counsel
Not Applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information
We have appended consolidated financial statements filed as part of this annual report.
Legal and Administrative Proceedings
The Group may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of the Group’s resources, including our management’s time and attention.
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
On November 18, 2020, certain absent class members filed a motion to compel vacatur and denial of the order preliminarily approving the settlement. On November 20, 2020, the Company and Plaintiffs filed oppositions to the motion to compel vacatur, and on November 23, 2020, Judge Furman denied the motion. On March 23, 2021, Plaintiffs filed a motion for final approval of the settlement. On April 9, 2021, the court continued the settlement hearing date to June 8, 2021. On June 8, 2021, the court entered judgment approving the class action settlement.
We and certain of our directors and officers were also named as defendants in
Song v. Qudian Inc. et al.
, Case No. 18CIV01425 (Cal. Supr. Ct., San Mateo Cty.), a putative securities class action filed in the Superior Court of California, County of San Mateo (the “California Action”). The California Action — purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their purchase of our ADSs pursuant and/or traceable to our IPO — alleges violations of Sections 11, 12(a)(2), and 15 of the United States Securities Act of 1933 in connection with our disclosure of business and regulatory risks. On May 15, 2018, we filed a motion to stay the action in light of, inter alia, the Federal Actions. Plaintiff filed an opposition to the motion to stay on June 8, 2018, and we filed a reply on June 22, 2018. A hearing on the motion to stay was held on September 14, 2018. On December 21, 2018, the court granted our motion to stay. On July 14, 2021, Plaintiff filed a voluntary dismissal of the suit in light of the settlement of the Federal Actions. The voluntary dismissal was granted on July 26, 2021.
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
On December 29, 2020, we filed a motion to dismiss the amended complaint for failure to state a claim or, alternatively, to stay the actions in light of the pending settlement hearing in the Federal Actions. On January 7, 2021, Plaintiffs filed an opposition to the motion, and we filed a reply on January 13, 2021. On June 10, 2021, Plaintiffs filed a stipulation and proposed order voluntarily dismissing the actions in light of the settlement in the Federal Actions. The court granted the stipulation and proposed order the same day.
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
For risks and uncertainties relating to the pending case against us, please see “Item 3. Key Information — D. Risk Factors — Risks Related to Our ADSs — We have been named as a defendant in a putative shareholder class action lawsuit that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.”
Dividend Policy
Since inception, we have not declared or paid any dividends on our shares. We do not have any present plan to pay any dividends on our Class A ordinary shares or ADSs in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand the Group’s business.
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
The Group has not experienced any other significant changes since the date of the Group’s audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offering and Listing Details
Our ADSs, each representing one of our Class A ordinary share, have been listed on the New York Stock Exchange since October 18, 2017 under the symbol “QD.”

B.	Plan of Distribution
Not Applicable.

C.	Markets
See “ — A. Offering and Listing Details.”

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
Certain United States Federal Income Tax Considerations
The following discussion describes certain United States federal income tax consequences of the purchase, ownership and disposition of our ADSs and Class A ordinary shares as of the date hereof. This discussion deals only with ADSs and Class A ordinary shares that are held as capital assets by a United States Holder (as defined below). In addition, the discussion set forth below is applicable only to United States Holders (i) who are residents of the United States for purposes of the
Sino-US
Treaty, (ii) whose ADSs or Class A ordinary shares are not, for purposes of the
Sino-US
Treaty, effectively connected with a permanent establishment in PRC and (iii) who otherwise qualify for the full benefits of the
Sino-US
Treaty.

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
If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) holds our ADSs or Class A ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership holding our ADSs or Class A ordinary shares, you should consult your tax advisors.

As discussed below under “—Passive Foreign Investment Company,” we believe that we may have been classified as a passive foreign investment company (a “PFIC”) for 2020, there is a significant risk that we were
classified as a PFIC for
2021
, and we may be classified as a PFIC for the current or future taxable years. Accordingly, you are urged to review the discussion below under “Passive Foreign Investment Company,” and to consult with your tax advisors regarding the tax consequences to you if we were or are classified as a PFIC.
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
Passive Foreign Investment Company
In general, we will be a passive foreign investment company (a “ PFIC”) for United States federal income tax purposes for any taxable year in which:

•	at least 75% of our gross income is passive income, or

•	at least 50% of the value (determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.
For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). In addition, cash and other assets readily convertible into cash are generally considered passive assets. If we own at least 25% (by value) of the stock of another corporation, for purposes of determining whether we are a PFIC, we will be treated as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income. However, there is uncertainty as to the treatment of our corporate structure and ownership of the Group VIEs for United States federal income tax purposes. For United States federal income tax purposes, we consider ourselves to own the stock of the Group VIEs. If it is determined, contrary to our view, that we do not own the stock of the Group VIEs for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), we may be treated as a PFIC.
We consider ourselves as a service provider with the primary business purpose of focusing on our data technology. However, we have historically funded, and may continue to fund, credit drawdowns with our own capital. In such case, the fees received from borrowers may be treated as interest for purposes of the PFIC rules. Given the foregoing and based on the past and projected composition and classification of our income and assets, we believe that there we may have been classified as a PFIC in 2020, there is a significant risk that we were classified as a PFIC for 2021, and we may be classified as a PFIC for current or future taxable years. However, there are uncertainties in the application of the PFIC rules to a company with our particular business operations, in particular related to the classification of our income as active or passive. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that our PFIC status may change due to changes in our asset or income composition. The calculation of the value of our assets will also be based, in part, on the quarterly market value of our ADSs, which is subject to change. Therefore, a decrease in the price of our ADSs may also result in our becoming a PFIC. If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares, you will be subject to special tax rules discussed below.
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

As discussed above, we believe that we may have been classified as a PFIC for 2020, there is a significant risk that we were classified as a PFIC for 2021, and we may be classified as a PFIC for current or future taxable years. Although the determination of whether we are a PFIC is made annually, if we are a PFIC for any taxable year in which you hold our ADSs or Class A ordinary shares, you will generally be subject to the special tax rules described above for that year and for each subsequent year in which you hold the ADSs or Class A ordinary shares (even if we do not qualify as a PFIC in such subsequent years). However, if we cease to be a PFIC, you can avoid the continuing impact of the PFIC rules by making a special election to recognize gain as if your ADSs or Class A ordinary shares had been sold on the last day of the last taxable year during which we were a PFIC. You are urged to consult your own tax advisor about this election.
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
mark-to-market
election.

If you make a
mark-to-market
election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or other market, or the Internal Revenue Service consents to the revocation of the election. However, because a mark-to-market
election cannot be made for any lower-tier PFICs that we may own (as discussed below), you will generally continue to be subject to the special tax rules discussed above with respect to your indirect interest in any such lower-tier PFIC. You are urged to consult your tax advisor about the availability of the mark-to-market
election, and whether making the election would be advisable in your particular circumstances.
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
Taxation of Dividends
Subject to the discussion under “- Passive Foreign Investment Company” above, the gross amount of distributions on the ADSs or Class A ordinary shares (including any amounts withheld to reflect potential PRC withholding taxes, as discussed above under “- People’s Republic of China Taxation”) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the tax basis of the ADSs or Class A ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain recognized on a sale or exchange. We do not, however, expect to determine earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be reported as a dividend.
Any dividends that you receive (including any withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.
Subject to applicable conditions and limitations (including a minimum holding period requirement), dividends received by non-corporate United States investors from a qualified foreign corporation may be treated as “qualified dividend income” that is subject to reduced rates of taxation. A foreign corporation generally is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which are listed on the NYSE) are readily tradable on an established securities market in the United States. Since we do not expect that our Class A ordinary shares will be listed on an established securities market in the United States, we do not believe that dividends that we pay on our common shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates. There also can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also generally includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, we may be eligible for the benefits of the Sino-US Treaty, and if we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by ADSs, may be eligible for reduced rates of taxation. See “Taxation - People’s Republic of China Taxation.” You should consult your own tax advisors regarding the application of these rules given your particular circumstances.
In addition, notwithstanding the foregoing, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. As discussed above under “-Passive Foreign Investment Company,” we believe that we may have been classified as a PFIC for 2020, that there is a significant risk that we were classified as a PFIC for 2021, and that we may be classified as a PFIC in future taxable years.
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
Taxation of Capital Gains
For United States federal income tax purposes, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of the ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized for the ADSs or Class A ordinary shares and your tax basis in the ADSs or Class A ordinary shares. Subject to the discussion under “- Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if you have held the ADSs or Class A ordinary shares for more than one year. Long-term capital gains of non-corporate
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
Sino-US
Treaty, you may elect to treat such gain as PRC source gain under the
Sino-US
Treaty. If you are not eligible for the benefits of the
Sino-US
Treaty or if you fail to make the election to treat any gain as PRC source, then you generally would not be eligible for a foreign tax credit arising from any PRC tax imposed on the disposition of ADSs or Class A ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income derived from foreign sources. However, pursuant to recently issued Treasury regulations that apply to taxes paid in taxable years beginning on or after December 28, 2021, any such PRC tax would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other income that you may have that is subject to foreign tax). You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.
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
The Group’s financial statements have been prepared in accordance with U.S. GAAP.
We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP.

I.	Subsidiary Information
Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Foreign Exchange Risk
All of the Group’s revenues and substantially all of Group’s expenses are denominated in Renminbi. The functional currency of our company, QD Technologies Limited and QD Data Limited is the U.S. dollar. The functional currency of our subsidiaries in the PRC, the Group VIEs and the Group VIEs’ subsidiaries is the Renminbi. We use Renminbi as our reporting currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the statements of operations. Due to foreign currency translation adjustments, the Group had a foreign exchange loss, net, of RMB51 thousand (US$8 thousand) in 2021.

We do not believe that the Group currently has any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although in general the Group’s exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and RMB because the value of the Group’s business is effectively denominated in Renminbi, while our ADSs will be traded in U.S. dollars.
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
To the extent that we need to convert U.S. dollars into Renminbi for the Group’s operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.
Interest Rate Risk
The Group has not been exposed to material risks due to changes in market interest rates, and the Group has not used any derivative financial instruments to manage its interest risk exposure. However, we cannot provide assurance that the Group will not be exposed to material risks due to changes in market interest rate in the future.
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
Inflation
Since inception, inflation in China has not materially affected the Group’s results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2019, December 2020 and December 2021 were increases of 4.5%, 0.2% and 1.5%, respectively. Although the Group has not been materially affected by inflation in the past, it may be affected if China experiences higher rates of inflation in the future.

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
Payments by Depositary
In 2021, excluding withholding tax, we received US$0.77 million cash payment from Deutsche Bank Trust Company Americas, the depositary bank for our ADR program.

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
As of December 31, 2021, we had used a major portion of the net proceeds received from our initial public offering, which consisted of US$100 million for capital contribution to fund our Dabai Auto business, and US$100 million for investment in Secoo in June 2020, and US$574.0 million to repurchase our outstanding ADSs, including commission paid to brokers.

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
Our management, under the supervision and with the participation of our principal executive officer and our principal accounting officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules
13a-15€ or
15d-15(e)
promulgated under the Exchange Act, as of December 31, 2021. Based on that evaluation, our principal executive officer and principal accounting officer have concluded that our disclosure controls and procedures are effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the Commission.
Management’s Annual Report on Internal Control over Financial Reporting.
Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules
13a-15(f)
under the Exchange Act). Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and

related rules promulgated by the Securities and Exchange Commission, our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2021. In making this assessment, it used the criteria established within the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that, as of December 31, 2021, our internal control over financial reporting was effective.
Attestation Report of the Independent Registered Public Accounting Firm
Our independent registered public accounting firm, Ernst & Young Hua Ming LLP has audited the effectiveness of our internal control over financial reporting as of December 31, 2021, as stated in its report, which appears on page
F-6
of this annual report on Form
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

	For the Year Ended December 31,
	2020	2021
	(in thousands of RMB)
Audit Fees (1)	13,350	10,650
Tax Fees (2)	100	508

Total	13,450	11,158

(1)
Audit fees in 2020 include the aggregate fees billed in each of the fiscal period listed for professional services rendered by our independent public accountant for the audit and the agreed upon procedures of our financial statements. Audit fees in 2021 include the aggregate fees billed in each of the fiscal period listed for professional services rendered by our independent public accountant for the audit and the agreed upon procedures of our financial statements.

(2)
Tax fees include the aggregated fees billed in each of the fiscal periods listed for professional services rendered by our independent public accountant for tax compliance, tax advice and tax planning.

The policy of our audit committee or our board of directors is to pre-approve
all audit and
non-audit
services provided by our independent public accountant, including audit services, audit-related services and other services as described above. All of the services of Ernst & Young Hua Ming LLP for 2021 and 2020 described above were in accordance with the audit committee pre-approval
policy.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
We announced a share repurchase program in January 2020, under which we may repurchase up to US$500 million worth of our outstanding ADSs over a period of 30 months. The repurchases have been, and will be, through various means, including open market transactions, privately negotiated transactions, tender offers or any combination thereof. The repurchases have been, and will be, effected in compliance with Rule
10b5-1
under the Securities Exchange Act of 1934, as amended, and our insider trading policy. The number of ADSs repurchased and the timing of repurchases will depend on a number of factors, including, but not limited to, price, trading volume and general market conditions. We did not repurchase any of our ADSs or Class A ordinary shares in 2021.
In December 2021, we announced that Mr. Min Luo, the Company’s founder, chairman and chief executive officer, intended to use personal funds to purchase up to US$10 million of our ADSs over the next 12 months. Mr. Min Luo did not repurchase any of our ADSs in 2021. The share purchases may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means in accordance with applicable rules and regulations, including, but not limited to, Rule
10b5-1
and/or Rule
10b-18
under the Securities Exchange Act of 1934, as amended, as well as our insider trading policy.

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
Under the New York Stock Exchange Listed Company Manual, or the NYSE Manual, U.S. domestic listed companies are required to have a majority of the board consisting of independent directors and have a compensation committee and a nominating/corporate governance committee, each composed entirely of independent directors, which are not required under the Companies Law (2018 Revision) of the Cayman Islands, our home country. Currently, our board of directors is composed of five members, only two of whom are independent directors. Our nominating and corporate governance committee is composed of two members, only one of whom is an independent director. The NYSE Manual also requires U.S. domestic listed companies to regularly hold executive sessions for non-management
directors, or an executive session that only includes independent directors at least once a year. We are not subject to this requirement under the Cayman Islands law and have decided to follow our home country practice on this matter. In addition, the NYSE Manual requires shareholder approval for certain matters, such as requiring that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions to those plans, which is not required under the Cayman Islands law. We intend to follow the home country practice in determining whether shareholder approval is required.

ITEM 16H.	MINE SAFETY DISCLOSURE
Not Applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not Applicable.

PART III.

ITEM 17.	FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS
The consolidated financial statements of Qudian Inc. its subsidiaries and the Group VIEs are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Second Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.3 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

2.1	Form of American Depositary Receipt evidencing American Depositary Shares (incorporated herein by reference to Exhibit (a) to the registration statement on Form F-6 (File No. 333-220779) filed with the Securities and Exchange Commission on October 3, 2017 with respect to American depositary shares representing our Class A ordinary shares)

2.2	Specimen of Ordinary Share Certificate (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

2.3	Form of Deposit Agreement between the Registrant and Deutsche Bank Trust Company Americas, as depositary (incorporated herein by reference to Exhibit (a) to the registration statement on Form F-6 (File No. 333-220779) filed with the Securities and Exchange Commission on October 3, 2017 with respect to American depositary shares representing our Class A ordinary shares)

2.4	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated herein by reference to Exhibit 2.4 to the annual report on Form 20-F (File No. 001-38230), filed with the Securities and Exchange Commission on April 27, 2020)

4.1	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.2	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.3	Qudian Inc. 2016 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.4	Amendment No. 1 to Qudian Inc. 2016 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.5	Amendment No. 2 to Qudian Inc. 2016 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.6	English Translation of Equity Interest Pledge Agreement concerning Beijing Happy Time, among Ganzhou Qufenqi, Mr. Min Luo, Tianjin Happy Share, Shanghai Yunxin Venture Capital Co., Ltd., Phoenix Auspicious Internet Investment L.P., Tianjin Blue Run Xinhe Investment Center L.P., Jiaxins Blue Run Quchuan Investment L.P., Ningbo Yuanfeng Venture Capital L.P., Shenzhen Guoshens Oianhai Investment Co., Ltd., Beijing Kunlun Tech Co., Ltd. and Beijing Happy Time, dated December 9, 2016 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-l (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.7	English translation of Power of Attorney Agreement concerning Beijing Happy Time, between Ganzhou Qufenqi and Tianjin Happy Share, dated December 9, 2016 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.8	English translation of Power of Attorney Agreement concerning Beijing Happy Time, between Ganzhou Qufenqi and Shanghai Yunxin Venture Capital Co., Ltd., dated December 9, 2016 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.9	English translation of Power of Attorney Agreement concerning Beijing Happy Time, between Ganzhou Qufenqi and Phoenix Auspicious Internet Investment L.P., dated December 9, 2016 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.10	English translation of Power of Attorney Agreement concerning Beijing Happy Time, between Ganzhou Qufenqi and Tianjin Blue Run Xinhe Investment Center L.P., dated December 9, 2016 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.11	English translation of Power of Attorney Agreement concerning Beijing Happy Time, between Ganzhou Qufenqi and Jiaxing Blue Run Quchuan Investment L.P., dated December 9, 2016 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.12	English translation of Power of Attorney Agreement concerning Beijing Happy Time, between Ganzhou Qufenqi and Ningbo Yuanfeng Venture Capital L.P., dated December 9, 2016 (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.13	English translation of Power of Attorney Agreement concerning Beijing Happy Time, between Ganzhou Qufenqi and Shenzhen Guosheng Qianhai Investment Co., Ltd., dated December 9, 2016 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.14	English translation of Power of Attorney Agreement concerning Beijing Happy Time, between Ganzhou Qufenqi and Beijing Kunlun Tech Co., Ltd., dated December 9, 2016 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.15	English translation of Power of Attorney Agreement concerning Beijing Happy Time, between Ganzhou Qufenqi and Mr. Min Luo, dated December 9, 2016 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)
4.16	English translation of Exclusive Business Cooperation Agreement among Ganzhou Qufenai, Beijing Happy Time, Ganzhou Network, Ganzhou Happy Fenqi and Fuzhou Happy Time Technology Co., Ltd., dated December 9, 2016 (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-l (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.17	English translation of Exclusive Call Option Agreement concerning Beijing Happy Time, among Ganzhou Qufenqi, Mr. Min Luo, Tianjin Happy Share, Shanghai Yunxin Venture Capital Co., Ltd., Phoenix Auspicious Internet Investment L.P., Tianjin Blue Run Xinhe Investment Center L.P., Jiaxing Blue Run Quchuan Investment L.P., Ningbo Yuanfeng Venture Capital L.P., Shenzhen Guosheng Qianhai Investment Co., Ltd., Beijing Kunlun Tech Co., Ltd. and Beijing Happy Time, dated December 9, 2016 (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.18	Financial Support Undertaking Letter issued by the Registrant to Beijing Happy Time, dated February 15, 2017 (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.19	English translation of Equity Interest Pledge Agreement concerning Ganzhou Qudian, among Ganzhou Qufenqi, Mr. Min Luo, Mr. Lianzhu Lv and Ganzhou Qudian, dated May 1, 2017 (incorporated herein bv reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.20	English translation of Power of Attorney Agreement concerning Ganzhou Qudian, between Mr. Min Luo and Ganzhou Qufenqi, dated May 1, 2017 (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.21	English translation of Power of Attorney Agreement concerning Ganzhou Qudian, between Mr. Lianzhu Lv and Ganzhou Qufenqi, dated May 1, 2017 (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.22	English translation of Exclusive Business Cooperation Agreement between Ganzhou Qufenai and Ganzhou Qudian, dated May 1, 2017 (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.23	English translation of Exclusive Call Option Agreement concerning Ganzhou Qudian, among Ganzhou Qufenqi, Mr. Min Luo, Mr. Lianzhu Lv and Ganzhou Qudian, dated May 1, 2017 (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.24	Financial Support Undertaking Letter issued by the Registrant to Ganzhou Qudian, dated May 1, 2017 (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.25	Trust Deed Constituting Qudian Inc. Equity Incentive Trust, dated December 30, 2016, between Qudian Inc. and Ark Trust (Hong Kong) Limited (incorporated herein by reference to Exhibit 10.37 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.26	English translation of Equity Interest Pledge Agreement concerning Xiamen Qudian, among Ganzhou Qufenqi, Mr. Min Luo and Xiamen Qudian, dated June 20, 2017 (incorporated herein by reference to Exhibit 10.38 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.27	English translation of Power of Attorney Agreement concerning Xiamen Qudian, between Ganzhou Qufenai and Mr. Min Luo, dated June 20, 2017 (incorporated herein by reference to Exhibit 10.39 to the registration statement on Form F-l (File No. 333-220511), as amended, initially Filed with the Securities and Exchange Commission on September 18, 2017)

4.28	English translation of Exclusive Business Cooperation Agreement between Ganzhou Qufenqi and Xiamen Qudian, dated June 20, 2017 (incorporated herein by reference to Exhibit 10.40 to the registration statement on Form F-l (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.29	English translation of Exclusive Call Option Agreement concerning Xiamen Qudian, among Ganzhou Qufenai, Mr. Min Luo and Xiamen Qudian, dated June 20, 2017 (incorporated herein by reference to Exhibit 10.41 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.30	Financial Support Undertaking Letter issued by the Registrant to Xiamen Qudian, dated June 20, 2017 (incorporated herein by reference to Exhibit 10.42 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.31	English translation of Equity Interest Pledge Agreement concerning Xiamen Qu Plus Plus, among Xiamen Youxiang, Mr. Min Luo, Mr. Long Xu and Xiamen Qu Plus Plus, dated July 1, 2019 (incorporated herein by reference to Exhibit 4.37 to the annual report on Form 20-F (File No. 001-38230), filed with the Securities and Exchange Commission on April 27, 2020)

4.32	English translation of Power of Attorney Agreement concerning Xiamen Qu Plus Plus, between Mr. Min Luo and Xiamen Youxiang, dated July 1, 2019 (incorporated herein by reference to Exhibit 4.38 to the annual report on Form 20-F (File No. 001-38230), filed with the Securities and Exchange Commission on April 27, 2020)

4.33	English translation of Power of Attorney Agreement concerning Xiamen Qu Plus Plus, between Mr. Long Xu and Xiamen Youxiang, dated July 1, 2019 (incorporated herein by reference to Exhibit 4.39 to the annual report on Form 20-F (File No. 001-38230), filed with the Securities and Exchange Commission on April 27, 2020)

4.34	English translation of Exclusive Business Cooperation Agreement between Xiamen Youxiang and Xiamen Qu Plus Plus, dated July 1, 2019 (incorporated herein by reference to Exhibit 4.40 to the annual report on Form 20-F (File No. 001-38230), filed with the Securities and Exchange Commission on April 27, 2020)

4.35	English translation of Exclusive Call Option Agreement concerning Xiamen Qu Plus Plus, among Xiamen Youxiang, Mr. Min Luo, Mr. Long Xu and Xiamen Qu Plus Plus, dated July 1, 2019 (incorporated herein by reference to Exhibit 4.41 to the annual report on Form 20-F (File No. 001-38230), filed with the Securities and Exchange Commission on April 27, 2020)

4.36	Financial Support Undertaking Letter issued by the Registrant to Xiamen Qu Plus Plus, dated July 1, 2019 (incorporated herein by reference to Exhibit 4.42 to the annual report on Form 20-F (File No. 001-38230), filed with the Securities and Exchange Commission on April 27, 2020)

4.37	Indenture, dated July 1, 2019, between the Registrant and Deutsche Bank Trust Company Americas, as Trustee, relating to the issuance of Registrant’s 1.00% Convertible Senior Notes due 2026 (incorporated herein by reference to Exhibit 4.43 to the annual report on Form 20-F (File No. 001-38230), filed with the Securities and Exchange Commission on April 27, 2020)

4.38	WLM Kids Inc. 2021 Share Incentive Plan (incorporated herein by reference to Exhibit 4.44 to the annual report on Form 20-F (File No. 001-38230), filed with the Securities and Exchange Commission on April 29, 2021)

8.1*	List of Subsidiaries

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Tian Yuan Law Firm

15.2*	Consent of Independent Registered Public Accounting Firm

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith
**	Furnished herewith

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QUDIAN INC.

By:	/s/ Min Luo
Name:	Min Luo
Title:	Chairman and Chief Executive Officer
Date: April 29, 2022

F-
1

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Qudian Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Qudian Inc. (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 29, 2022 expressed an unqualified opinion thereon.
Adoption of New Accounting Standard
As discussed in Note 2 to the consolidated financial statements, the Company changed its method for accounting for credit losses on certain financial instruments in 2020.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to the account or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosures to which it relates.

F-
2

Allowance for loan principal and financing service fee receivables

Description of the Matter
At December 31, 2021, the Company’s loan principal and financing service fee receivables and related allowance was RMB 2,639 million and 267 million, respectively. As explained in Note 2 to the consolidated financial statements, the Company considers the loans to be homogeneous unsecured consumer loans of similar principal amounts. The allowance is calculated based on the Company’s historical loss experience with the entire loan portfolio, using a roll-rate based model and adjusted for various qualitative factors that reflect current conditions and reasonable and supportable forecasts of future economic conditions. These factors may include gross-domestic product rates, consumer price indexes, per capita consumption expenditure and other considerations.

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

To test the Company’s allowance, we performed audit procedures that included, among others, evaluating the methodology used, management’s selection of qualitative factors and their impact on the allowance, and the underlying data used in the calculation. We compared the selected qualitative factors to publicly available market information. We evaluated the appropriateness of the management’s development, selection and weighting of the qualitative factors used in the roll- rate based model. In addition, we also involved valuation specialists to assist with these procedures. We evaluated the loss rate used to calculate the Company’s allowance at December 31, 2021 by comparing management’s estimate to subsequent results.

/s/ Ernst & Young Hua Ming LLP
We have served as the Company’s auditor since 2016.
Shanghai, The People’s Republic of China
April
29
, 2022

F-
3

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Qudian Inc.
Opinion on Internal Control Over Financial Reporting
We have audited Qudian Inc.’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Qudian Inc. (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2021 and 2020, the related consolidated statements of comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2021, and the related notes and our report dated April 29, 2022 expressed an unqualified opinion thereon.
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

F-
4

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
/s/ Ernst & Young Hua Ming LLP

Shanghai, The People’s Republic of China
April
29
, 2022

F-
5

QUDIAN INC.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2020 AND 2021
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		As of December 31,
	Notes	2020	2021
		RMB	RMB	US$
ASSETS:
Current assets: (including amounts from the consolidated trusts of RMB 5,290,064,945, and RMB 4,892,342,449 (US$ 767,715,289) as of December 31, 2020 and 2021, respectively)
Cash and cash equivalents		1,537,557,823	2,065,495,008	324,121,239
Restricted cash and cash equivalents		135,404,201	177,924,840	27,920,290
Short-term investments		5,042,314,438	5,926,600,761	930,012,987
Short-term loan principal and financing service fee receivables (net of allowance of RMB 849,234,936 and RMB 267,039,108 (US$ 41,904,263) as of December 31, 2020 and 2021, respectively)	3	3,940,461,302	2,371,965,781	372,213,190
Short-term finance lease receivables (net of allowance of RMB 21,151,963 and RMB 4,948,676 (US$ 776,555) as of December 31, 2020 and 2021, respectively; including unearned revenue of RMB 7,453,471 and RMB 1,215,118 (US$ 190,679) as of December 31, 2020 and 2021, respectively)	4	179,612,841	31,462,237	4,937,112
Short-term contract assets (net of allowance of RMB 95,778 and RMB 31,168 (US$ 4,890) as of December 31, 2020 and 2021, respectively)		92,812,707	27,964,852	4,388,296
Derivative instruments		—	17,375,517	2,726,598
Other current assets (net of allowance of RMB 160,745,160 and RMB 201,242,068 (US$ 31,579,272) as of December 31, 2020 and 2021, respectively)	5	762,312,764	1,599,299,671	250,965,019

Total current assets		11,690,476,076	12,218,088,667	1,917,284,731

The accompanying notes are an integral part of these consolidated financial statements.

F-
6

QUDIAN INC.
CONSOLIDATED BALANCE SHEETS - continued
AS OF DECEMBER 31, 2020 AND 2021
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		As of December 31,
	Notes	2020	2021
		RMB	RMB	US$

Non-current assets: (including amounts from the consolidated trusts of RMB nil and RMB nil (US$ nil) as of December 31, 2020 and 2021, respectively)
Long-term finance lease receivables (net of allowance of RMB 3,397,366 and RMB 193,812 (US$ 30,413) as of December 31, 2020 and 2021, respectively; including unearned revenue of RMB 4,737,540 and RMB 71,896 (US$ 11,282) as of December 31, 2020 and 2021, respectively)	4	28,771,351	398,955	62,605
Right-of-use assets		210,898,398	300,607,320	47,171,848
Investment in equity method investee (including amounts measured at fair value of RMB 306,275,523 and RMB nil (US$ nil) as of December 31, 2020 and 2021, respectively)	7	349,275,523	85,581,620	13,429,624
Long-term investments (including amounts measured at fair value of RMB nil and RMB 234,425,472 (US$ 36,786,472) as of December 31, 2020 and 2021, respectively)	8	209,868,073	286,065,467	44,889,914
Property and equipment, net (net of allowance of RMB nil and RMB 147,137,267 (US$ 23,089,048) as of December 31, 2020 and 2021, respectively)	9	302,969,361	659,100,648	103,427,275
Intangible assets		8,478,390	11,011,807	1,727,992
Long-term contract assets (net of allowance of RMB 23,174 and RMB nil (US$ nil) as of December 31, 2020 and 2021, respectively)		23,093,566	31,438	4,933
Deferred tax assets	17	154,959,777	87,285,917	13,697,065
Other non-current assets (net of allowance of RMB nil and RMB 2,982,978 (US$ 468,094) as of December 31, 2020 and 2021, respectively)		419,241,195	442,953,334	69,509,044

Total non-current assets		1,707,555,634	1,873,036,506	293,920,300

TOTAL ASSETS		13,398,031,710	14,091,125,173	2,211,205,031

The accompanying notes are an integral part of these consolidated financial statements.

F-
7

QUDIAN INC.
CONSOLIDATED BALANCE SHEETS - continued
AS OF DECEMBER 31, 2020 AND 2021
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		As of December 31,
	Notes	2020	2021
		RMB	RMB	US$

LIABILITIES AND EQUITY
Current liabilities:
Short-term lease liabilities (including short-term lease liabilities of the consolidated VIEs without recourse to the Company of RMB 21,103,844 and RMB 37,083,335 (US$ 5,819,184) as of December 31, 2020 and 2021, respectively)	6	23,763,237	37,470,431	5,879,928
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Company of RMB 234,321,309 and RMB 308,973,067 (US$ 48,484,616) as of December 31, 2020 and 2021, respectively)	11	336,790,094	376,867,814	59,138,784
Guarantee liabilities and risk assurance liabilities (including amounts of guarantee liabilities of RMB 11,697,633 and RMB 885,303 (US$ 138,923), risk assurance liabilities of RMB 19,701,689 and RMB nil (US$ nil) as of December 31, 2020 and 2021, respectively; including guarantee liabilities and risk assurance liabilities of the consolidated VIEs without recourse to the Company of RMB 27,735,758 and RMB nil (US$ nil) as of December 31, 2020 and 2021, respectively)	12	31,399,322	885,303	138,923
Income tax payable (including income tax payable of the consolidated VIEs without recourse to the Company of RMB 48,983,948 and RMB 77,466,381 (US$ 12,156,166) as of December 31, 2020 and 2021, respectively)		80,655,585	78,293,697	12,285,990

Total current liabilities		472,608,238	493,517,245	77,443,625

The accompanying notes are an integral part of these consolidated financial statements.

F-
8

QUDIAN INC.
CONSOLIDATED BALANCE SHEETS - continued
AS OF DECEMBER 31, 2020 AND 2021
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		As of December 31,
	Notes	2020	2021
		RMB	RMB	US$

Non-current liabilities:
Long-term borrowings and interest payables (including long-term borrowings and interest payables of the consolidated VIEs without recourse to the Company of RMB 102,415,457 and RMB 145,311,721 (US$ 22,802,580) as of December 31, 2020 and 2021, respectively)	10	102,415,457	145,311,721	22,802,580
Convertible senior notes	13	822,004,519	681,400,553	106,926,616
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to the Company of RMB 2,847,286 and RMB 68,543,130 (US$ 10,755,913) as of December 31, 2020 and 2021, respectively)	17	10,923,276	68,543,130	10,755,913
Long-term lease liabilities (including long-term lease liabilities of the consolidated VIEs without recourse to the Company of RMB 79,498,231 and RMB 168,800,246 (US$ 26,488,442) as of December 31, 2020 and 2021, respectively)	6	80,236,369	168,800,246	26,488,442
Other non-current liabilities (including long-term lease liabilities of the consolidated VIEs without recourse to the Company of RMB nil and RMB 10,012,997 (US$ 1,571,258) as of December 31, 2020 and 2021, respectively)		—	10,012,997	1,571,258

Total non-current liabilities		1,015,579,621	1,074,068,647	168,544,809

Total liabilities		1,488,187,859	1,567,585,892	245,988,434

The accompanying notes are an integral part of these consolidated financial statements.

F-
9

QUDIAN INC.
CONSOLIDATED BALANCE SHEETS - continued
AS OF DECEMBER 31, 2020 AND 2021
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		As of December 31,
	Notes	2020	2021
		RMB	RMB	US$

Commitments and contingencies	22

Equity:
Class A Ordinary shares (US$ 0.0001 par value; 656,508,828 shares authorized, 201,304,881 shares issued and 189,514,026 shares outstanding as of December 31, 2020; 656,508,828 shares authorized, 201,304,881 shares issued and 190,243,651 shares outstanding, as of December 31, 2021)	23	132,052	132,052	20,722
Class B Ordinary shares (US$ 0.0001 par value; 63,491,172 shares authorized, 63,491,172 shares issued and outstanding, as of December 31, 2020 and 2021)	23	43,836	43,836	6,879
Treasury shares	24	(371,551,131)	(346,320,584)	(54,345,257)
Additional paid-in capital		4,007,259,660	4,017,374,973	630,413,799
Accumulated other comprehensive loss		(51,419,766)	(58,997,174)	(9,257,944)
Retained earnings		8,315,379,200	8,904,453,278	1,397,303,028

Total Qudian Inc. shareholders’ equity		11,899,843,851	12,516,686,381	1,964,141,227

Non-controlling i nterests		10,000,000	6,852,900	1,075,370

Total equity		11,909,843,851	12,523,539,281	1,965,216,597

TOTAL LIABILITIES AND EQUITY		13,398,031,710	14,091,125,173	2,211,205,031

The accompanying notes are an integral part of these consolidated financial statements.

F-1
0

QUDIAN INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		For the years ended December 31,
	Notes	2019	2020	2021
		RMB	RMB	RMB	US$
Revenues:

Financing income		3,510,054,957	2,102,664,997	1,255,487,959	197,013,457
Sales commission fee		356,811,512	80,991,883	35,411,010	5,556,760
Penalty fee		44,354,000	72,234,947	67,316,352	10,563,405
Guarantee income		—	826,197,593	3,934,761	617,450
Loan facilitation income and other related income		2,297,413,315	131,633,096	39,531,049	6,203,284
Transaction services fee and other related income		2,199,463,876	(136,542,213)	151,693,310	23,803,991
Sales income and others		431,945,882	610,793,584	100,668,099	15,797,020

Total revenues		8,840,043,542	3,687,973,887	1,654,042,540	259,555,367

Cost of revenues:
Cost of goods sold		(366,014,556)	(645,082,780)	(78,532,651)	(12,323,487)
Cost of other revenues	14	(535,772,612)	(217,271,212)	(220,193,581)	(34,553,179)

Total cost of revenues		(901,787,168)	(862,353,992)	(298,726,232)	(46,876,666)

Operating expenses:
Sales and marketing		(280,615,518)	(293,282,118)	(127,376,379)	(19,988,133)
General and administrative		(286,059,239)	(285,905,509)	(443,275,523)	(69,559,599)
Research and development		(204,780,905)	(170,690,876)	(141,263,820)	(22,167,376)
Changes in guarantee liabilities and risk assurance liabilities (including changes in guarantee liabilities amounts of RMB 939,954,125, RMB 22,265,996 and RMB 53,009,582 (US$ 8,318,360), change in risk assurance liabilities amounts of RMB 203,473,526, RMB (110,160,462) and RMB 148,592,603 (US$ 23,317,422) for the year ended December 31, 2019, 2020 and 2021, respectively).		(1,143,427,651)	87,894,466	201,602,185	31,635,782
Provision for receivables and other assets	15	(2,283,126,141)	(1,641,362,182)	151,816,830	23,823,373
Impairment loss from long-lived assets		—	—	(156,394,433)	(24,541,699)

Total operating expenses		(4,198,009,454)	(2,303,346,219)	(514,891,140)	(80,797,652)
Other operating income		108,508,163	343,324,461	82,273,807	12,910,556

Income from operations		3,848,755,083	865,598,137	922,698,975	144,791,605
Interest and investment income, net	16	24,291,607	708,250,666	129,455,869	20,314,450
Loss from equity method investments		(3,419,825)	(370,038,652)	(221,798,009)	(34,804,948)
Unrealized gain on derivative instruments		—	—	17,375,517	2,726,598
Foreign exchange gain/(loss), net		6,635,208	(107,144)	(51,356)	(8,060)
Other income		24,583,469	26,357,832	5,213,254	818,074
Other expenses		(10,323,771)	(9,262,586)	(6,485,205)	(1,017,670)

The accompanying notes are an integral part of these consolidated financial statements.

F-1
1

QUDIAN INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		For the years ended December 31,
	Notes	2019	2020	2021
		RMB	RMB	RMB	US$
Net income before income taxes		3,890,521,771	1,220,798,253	846,409,045	132,820,049
Income tax expenses	17	(626,233,846)	(261,979,592)	(260,482,067)	(40,875,320)
Net income		3,264,287,925	958,818,661	585,926,978	91,944,729

Less: net loss attributable to noncontrolling interests		—	—	(3,147,100)	(493,848)
Net income attributable to Qudian Inc.’s shareholders		3,264,287,925	958,818,661	589,074,078	92,438,577

Earnings per share for Class A and Class B ordinary shares:
Basic	18	11.72	3.78	2.32	0.36
Diluted	18	10.94	3.59	2.27	0.36
Earnings per ADS (1 Class A ordinary share equals 1 ADSs):
Basic	18	11.72	3.78	2.32	0.36
Diluted	18	10.94	3.59	2.27	0.36
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	18	278,531,382	253,658,448	253,438,807	253,438,807
Diluted	18	300,457,711	274,333,161	266,292,869	266,292,869
Other comprehensive income/(loss)
Foreign currency translation adjustment		31,893,073	(38,454,600)	(7,577,408)	(1,189,061)
Total comprehensive income		3,296,180,998	920,364,061	578,349,570	90,755,668

Less: comprehensive loss attributable to noncontrolling interests		—	—	(3,147,100)	(493,848)
Total comprehensive income attributable to Qudian Inc.’s shareholders		3,296,180,998	920,364,061	581,496,670	91,249,516

The accompanying notes are an integral part of these consolidated financial statements.

F-1
2

QUDIAN INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data
)

	Class A and B Ordinary shares		Treasury shares	Additional paid-in capital	Accumulated other comprehensive loss/foreign currency translation adjustment	Retained earnings	Total Qudian Inc. shareholders’ equity	Non-controlling interests	Total equity
	Number of Shares Outstanding	Amount
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance at December 31,2018	296,444,088	205,278	(362,130,324)	6,160,445,929	(44,858,239)	5,066,950,612	10,820,613,256	—	10,820,613,256
Repurchase of ordinary shares	(44,343,126)	—	(2,087,241,398)	—	—	—	(2,087,241,398)	—	(2,087,241,398)
Canceled shares	—	(30,918)	2,087,241,398	(2,087,210,480)	—	—	—	—	—
Vesting of share options held by
Share Based Payment Trust	1,037,500	702	—	(702)	—	—	—	—	—
Exercise of share options	591,564	412	—	3,910	—	—	4,322	—	4,322
Share-based compensation (Note 21)	—	—	—	87,299,053	—	—	87,299,053	—	87,299,053
Purchase of capped call option	—	—	—	(192,804,602)	—	—	(192,804,602)	—	(192,804,602)
Other comprehensive loss	—	—	—	—	31,893,073	—	31,893,073	—	31,893,073
Net income	—	—	—	—	—	3,264,287,925	3,264,287,925	—	3,264,287,925

Balance at December 31,2019	253,730,026	175,474	(362,130,324)	3,967,733,108	(12,965,166)	8,331,238,537	11,924,051,629	—	11,924,051,629
Adjustments due to the adoption of ASC 326	—	—	—	—	—	(974,677,998)	(974,677,998)	—	(974,677,998)
Repurchase of ordinary shares	(1,495,291)	—	(15,528,092)	—	—	—	(15,528,092)	—	(15,528,092)
Issuance of shares by the Company’s subsidiary	—	—	—	—	—	—	—	10,000,000	10,000,000
Vesting of share options held by
Share Based Payment Trust	562,500	389	—	(389)	—	—	—	—	—
Exercise of share options	207,963	25	6,107,285	(6,106,879)	—	—	431	—	431
Share-based compensation (Note 21)	—	—	—	45,633,820	—	—	45,633,820	—	45,633,820
Other comprehensive loss	—	—	—	—	(38,454,600)	—	(38,454,600)	—	(38,454,600)
Net income	—	—	—	—	—	958,818,661	958,818,661	—	958,818,661

Balance at December 31,2020	253,005,198	175,888	(371,551,131)	4,007,259,660	(51,419,766)	8,315,379,200	11,899,843,851	10,000,000	11,909,843,851
Exercise of share options	729,625	—	25,230,547	(25,229,307)	—	—	1,240	—	1,240
Share-based compensation (Note 21)	—	—	—	35,344,620	—	—	35,344,620	—	35,344,620
Other comprehensive loss	—	—	—	—	(7,577,408)	—	(7,577,408)	—	(7,577,408)
Net income	—	—	—	—	—	589,074,078	589,074,078	(3,147,100)	585,926,978

Balance at December 31,2021	253,734,823	175,888	(346,320,584)	4,017,374,973	(58,997,174)	8,904,453,278	12,516,686,381	6,852,900	12,523,539,281

The accompanying notes are an integral part of these consolidated financial statements.

F-1
3

QUDIAN INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income	3,264,287,925	958,818,661	585,926,978	91,944,729
Adjustments to reconcile net income to net cash provided by operating activities:
Provision/(reversal) for receivables and other assets	2,283,126,141	1,641,362,182	(151,816,830)	(23,823,373)
Impairment loss from long-lived assets	—	—	156,394,433	24,541,699
Depreciation and amortization	16,704,682	10,424,113	21,619,246	3,392,531
Amortization of right-of-use assets	30,856,490	33,525,924	77,855,551	12,217,235
Loss on disposal of property and equipment	278,718	—	256,289	40,217
Accrued interest of convertible senior notes	23,934,289	27,107,232	15,982,460	2,507,997
Income from the repurchase of convertible senior notes	—	(622,109,001)	(12,046,522)	(1,890,362)
Share-based compensation expense	87,299,053	45,633,820	35,344,620	5,546,342
Share of loss from equity method investment	3,419,825	370,038,652	221,798,009	34,804,948
Unrealized investment income of short-term i nvestments	(3,584,153)	(45,478,742)	(17,213,203)	(2,701,127)
Unrealized investment income of long-term i nvestments	—	—	24,635,329	3,865,821
Unrealized investment income of derivative instruments	—	—	(17,375,517)	(2,726,598)
Foreign exchange (gain)/ loss, net	(6,635,208)	107,144	51,356	8,060
Changes in operating assets and liabilities:
Financing service fee receivables	3,873,447	77,321,929	31,940,278	5,012,127
Finance lease receivables	330,214,661	—	—	—
Contract assets	(2,096,477,837)	2,899,485,965	133,132,960	20,891,467
Receivables from related parties	2,071	—	—	—
Deferred tax assets and liabilities	132,112,749	132,655,274	125,293,714	19,661,318
Other current and non-current assets	(119,570,060)	438,899,289	(402,938,535)	(63,229,849)
Interest payables	(73,479,202)	(10,843,333)	—	—
Guarantee liabilities	(39,138,657)	(251,768,288)	(10,812,329)	(1,696,690)
Risk assurance liabilities	1,254,361,399	(2,328,042,357)	(168,294,292)	(26,409,047)
Operating lease liabilities	(27,876,445)	(26,406,203)	(77,467,656)	(12,156,366)
Other current and non-current liabilities	439,679,436	(879,020,326)	349,798,672	54,891,043

Net cash provided by operating activities	5,503,389,324	2,471,711,935	922,065,011	144,692,122

Cash flows from investing activities:
Proceeds from redemption of short-term investments	457,817,239	11,815,240,269	18,799,896,906	2,950,114,067
Proceeds from redemption of long-term investments	—	50,985,560	—	—
Proceeds from collection of loan principal	22,140,852,309	20,724,809,596	16,368,229,503	2,568,532,389
Principal collection of finance lease receivables	—	273,855,570	189,717,720	29,770,850
Proceeds from disposal of long-term assets	530,975	—	149,084	23,395
Purchases of short-term investments	(454,233,086)	(16,802,875,965)	(19,796,721,359)	(3,106,537,576)
Purchases of property and equipment, intangible assets and land lease right of use asset	(76,389,281)	(221,786,498)	(478,432,280)	(75,076,465)
Purchases of long-term investments	(222,709,723)	(76,403,621)	(63,185,197)	(9,915,136)
Purchases of equity method investment	(15,000,000)	(738,758,741)	—	—
Payments to originate loan principal	(22,760,427,250)	(18,294,941,866)	(14,636,496,696)	(2,296,785,723)
Deposit pledged as collateral or prepayment for derivative instruments	—	—	(629,737,680)	(98,819,584)

Net cash used in investing activities	(929,558,817)	(3,269,875,696)	(246,579,999)	(38,693,783)

F-1
4

QUDIAN INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Proceeds from deposits to funding	—	235,245,240	—	—
Proceeds from borrowings	2,251,563,000	102,415,457	42,896,264	6,731,360
Proceeds from convertible senior notes, net of issuance cost	2,289,629,341	—	—	—
Proceeds from issuance of shares of subsidiary	—	10,000,000	—	—
Proceeds from exercise of share options	4,322	431	1,240	195
Repayment of borrowings	(5,402,354,040)	(1,038,727,000)	—	—
Repurchase of ordinary shares	(2,087,241,398)	(15,528,092)	—	—
Repurchase of convertible senior notes	—	(859,219,671)	(119,367,198)	(18,731,319)
Payments for interest of convertible senior notes	—	(25,457,967)	(7,722,291)	(1,211,796)
Purchase of capped call option	(192,804,602)	—	—	—
Payments of deposits to funding	(231,131,760)	—	—	—

Net cash used in financing activities	(3,372,335,137)	(1,591,271,602)	(84,191,985)	(13,211,560)

Effect of exchange rate changes	76,077,072	(56,189,971)	(20,835,203)	(3,269,498)
Net increase/(decrease) in cash and cash equivalents, and restricted cash and cash equivalents	1,277,572,442	(2,445,625,334)	570,457,824	89,517,281
Cash and cash equivalents, and restricted cash and cash equivalents at beginning of the year	2,841,014,916	4,118,587,358	1,672,962,024	262,524,248

Cash and cash equivalents, and restricted cash and cash equivalents at end of the year	4,118,587,358	1,672,962,024	2,243,419,848	352,041,529

Reconciliation of cash and cash equivalents, and restricted cash and cash equivalents to the consolidated balance sheet
Cash and cash equivalents	2,860,938,368	1,537,557,823	2,065,495,008	324,121,239
Restricted cash and cash equivalents	1,257,648,990	135,404,201	177,924,840	27,920,290

Total cash and cash equivalents, and restricted cash and cash equivalents	4,118,587,358	1,672,962,024	2,243,419,848	352,041,529

Supplemental disclosures of cash flow information:
Income taxes paid, net of refunds	263,971,349	638,407,957	137,550,241	21,584,634
Interest expense paid	361,721,059	26,083,616	7,722,291	1,211,796
The accompanying notes are an integral part of these consolidated financial statements.

F-1
5

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
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
As of December 31, 2021, the Company’s main subsidiaries and VIEs are as follows:

Entity	Date of incorporation	Place of incorporation	Percentage of legal ownership by the Company	Principal activities
Subsidiaries
QD Data Limited (“Qudian HK”)	December 2, 2016	Hong Kong (“HK”)	100%	Investment holding
QD Technology Limited (“Qudian BVI”)	November 23, 2016	British Virgin Islands (“BVI”)	100%	Investment holding
Qufenqi (Ganzhou) Information Technology Co., Ltd. (“Qufenqi Ganzhou”)	September 5, 2016	PRC	100%	Investment holding, research and development
Qudian Inc. Equity Incentive Trust (“Share Based Payment Trust”)	December 30, 2016	HK	Nil	Employee benefits
Qufenqi (HK) Limited (“Qufenqi HK”)	April 28, 2014	HK	100%	Investment holding
Xiamen Qudian Financial Lease Co., Ltd. (“Xiamen Financial Lease”)	April 21, 2017	PRC	100%	Financial lease
Xiamen Happy Time Technology Co., Ltd. (“Xiamen Happy Time”)	September 5, 2018	PRC	100%	Technology development and service
Qu Plus Plus Inc. (“Qu Plus Plus”)	June 28, 2018	Cayman Islands	100%	Investment holding
Qu Plus Plus Limited (“Qu Plus Plus BVI”)	June 29, 2018	BVI	100%	Investment holding
Qu Plus (HK) Limited (“Qu Plus HK”)	May 12, 2020	HK	100%	Investment holding
Xiamen Youxiang Time Technology Service Co., Ltd. (“Xiamen Youxiang Time”)	August 3, 2018	PRC	100%	Technology development and service, research and development
Xiamen Xincheng Youda Financing Guarantee Co., Ltd. (“Xiamen Xincheng Youda”)	March 7, 2019	PRC	100%	Financing guarantee service
WLM Kids Inc. (“WLM Kids”)	February 24, 2021	Cayman Islands	100%	Investment holding
WLM Kids Limited (“WLM Kids BVI”)	February 26, 2021	BVI	100%	Investment holding

F-1
6

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

1. Organization - continued

Entity	Date of incorporation	Place of incorporation	Percentage of legal ownership by the Company	Principal activities
WLM Kids (HK) Limited (“WLM Kids HK”)	March 9, 2021	HK	100%	Investment holding
VIEs
Beijing Happy Time Technology Development Co., Ltd. (“Beijing Happy Time”)	April 9, 2014	PRC	Nil	Technology development and service, sale of products
Ganzhou Qudian Technology Co., Ltd. (“Ganzhou Qudian”)	November 25, 2016	PRC	Nil	Technology development service, sale of products and educational services
Xiamen Qudian Technology Co., Ltd. (“Xiamen Qudian”)	April 1, 2017	PRC	Nil	Technology development and service, sale of products
Xiamen Weipujia Technology Co., Ltd. (“Xiamen Weipujia”)	June 6, 2018	PRC	Nil	Household service
Xiamen Qu Plus Plus Technology Co., Ltd. (“Xiamen Qu Plus Plus”)	June 5, 2019	PRC	Nil	Technology development and service, sale of products
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

F-1
7

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
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
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
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

F-
19

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
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
Except for the deposits that were held by banks and other institutions, trust beneficiaries and other funding partners (collectively referred as the “Funding Partners”) as guarantee deposits, all assets of the consolidated trusts, and the collateralization of the land lease right of use asset as described in Note
10
, there was no other pledge or collateralization of the VIEs’ assets. Creditors of the VIEs have no recourse to the general credit of the Company, who is the primary beneficiary of the VIEs, through its WFOEs. The Company has not provided any financial or other support that it was not previously contractually required to provide to the VIEs during the periods presented. The table sets forth the assets and liabilities of the VIEs included in the Company’s consolidated balance sheets:

	As of December 31,
	2020	2021
	RMB	RMB	US$
Short-term loan principal and financing service fee receivables	3,916,692,275	2,339,575,202	367,130,402
Other current assets	7,128,274,773	9,427,793,161	1,479,426,476

Total current assets	11,044,967,048	11,767,368,363	1,846,556,878

Total non-current assets	1,360,688,649	1,744,115,342	273,689,755

Total assets	12,405,655,697	13,511,483,705	2,120,246,633

Total current liabilities	1,541,885,470	1,339,051,890	210,126,461
Total non-current liabilities	184,760,974	592,668,094	93,002,557

Total liabilities	1,726,646,444	1,931,719,984	303,129,018

F-2
0

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

1. Organization - continued

The following table sets forth the results of operations of the VIEs included in the Company’s consolidated statements of comprehensive income:

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

Revenues	8,049,577,016	3,549,458,230	1,600,712,429	251,186,710
Net income	3,440,929,911	562,471,865	868,473,261	136,282,407

The carrying amounts of the assets, liabilities and the results of operations of the VIEs and their subsidiaries are presented in aggregate due to the similarity of the purpose and design of the VIEs and their subsidiaries, the nature of the assets in these VIEs and their subsidiaries and the type of the involvement of the Company in these VIEs and their subsidiaries.
The table sets forth the cash flows of the VIEs included in the Company’s consolidated statements of cash flows:

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Net cash provided by operating activities	4,362,960,828	2,250,346,449	747,408,333	117,284,677
Net cash used in investing activities	(842,120,427)	(2,252,529,599)	645,957,049	101,364,757
Net cash used in financing activities	(2,855,955,341)	(1,429,389,722)	(571,156,011)	(89,626,842)
The amount of the net assets of the VIEs were RMB 10,679 million and RMB 11,580 million (US$ 1,817 million) as of December 31, 2020 and 2021. The creditors of the VIEs’ third-party liabilities did not have recourse to the general credit of the Primary Beneficiary in the normal course of business.
Consolidated Trusts
The Company established several trusts to invest in loans through the Company’s platform using funds from the Company. Such trusts are administered by third party trust companies as the trustees. The Company provides loan facilitation service and financial guarantee to the trusts.
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

F-2
1

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
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
Use of estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Areas where management uses subjective judgment include, but are not limited to, allowance for loan principal and financing service fee receivables, allowance for finance lease receivables, allowance for contract assets, allowance for other assets, incremental borrowing rates for lease liabilities, share-based compensation, impairment of equity investment, valuation allowance for deferred tax assets, uncertain tax positions, estimates of standalone selling prices and variable considerations of revenue recognition, estimate of risk assurance liabilities, fair value of guarantee liabilities and fair value of investments. Actual results could differ from these estimates, and as such, differences may be material to the consolidated financial statements.
Revenue recognition
The Company generates revenues primarily by providing borrowers with merchandise and cash installment credit services, credit facilitation services, transaction services, automobile financing services,
e-commerce
sales and educational services.
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

F-2
2

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
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
Revenues from loan facilitation services are recognized when the Company matches borrowers with the Funding Partners and the funds are provided to the borrower. Additionally, revenues from post-origination services are recognized evenly over the term of the loans as the services are performed. The loan facilitation income recognized was RMB 2,097,593,931, RMB (32,908,294) and RMB 37,028,082 (US$ 5,810,514) for the years ended December 31, 2019, 2020 and 2021, respectively. The post-origination services fee recognized was RMB 199,818,201, RMB 164,541,390 and RMB 2,502,967 (US$ 392,770) for the years ended December 31, 2019, 2020 and 2021, respectively.

F-2
3

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
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
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued
Revenue recognition - continued

E-commerce
sales
The Company recognizes revenue from product sales through its
e-commerce
platform. The Company’s single performance obligation is to sell products to customers. The Company is the principal and records revenue on a gross basis as it controls the products before transfer to the customers. Revenue is measured based on the amount of consideration the Company expects to receive reduced by value-added tax, discounts and estimates for product returns. Product returns are estimated using the expected value method based on historical return patterns. Revenues are recognized at a point in time when the products are accepted by the customers. As of December 31, 2020 and 2021, estimated product returns were not material.
Educational services
The Company provides
non-academic,
junior art and sports educational services, and recognizes tuition revenues. Tuition fee is generally collected in advance and initially recorded as prepayments from customers. Revenue is recognized when control of promised services is transferred to the customers in an amount of consideration to which the Company expects to be entitled to in exchange for those services. Tuition revenues are recognized proportionately as the tutoring sessions are delivered. As of December 31, 2020 and 2021, estimated tuition fee revenue was not material.
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
The referral services are considered to be the performance obligations in the arrangement. The transaction price is the amount of consideration to which the Company expects to be entitled to in exchange for transferring the promised service to the customer, net of value-added tax. The transaction price allocated to the referral services and post origination services includes variable service fees which are contingent on the borrower making timely repayments to the Funding Partners. Variable consideration is estimated using the expected value method based on historical default rate, current and forecasted borrower repayment trends and is limited to the amount of variable consideration that is probable not to be reversed in future periods. The Company will update its estimate of the variable consideration at the end of each reporting period. The estimation of variable consideration (including the amount of variable consideration constrained) involves significant judgement. Revenues from transaction services are recognized when the Company successfully refers the borrower to the Funding Partner and the Funding Partner provides the funds to the borrower. Revenues from post-origination services are recognized evenly over the term of the loans as the services are performed. The transaction services fee recognized was RMB 2,161,854,715, RMB (168,120,830) and RMB 131,475,605 (US$ 20,631,392) for the years ended December 31, 2019, 2020 and 2021, respectively. The post-origination services fee recognized was

F-2
5

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued
Revenue recognition - continued
Transaction services fee - continued

RMB 37,610,344, RMB 31,578,617 and RMB 20,217,705 (US$ 3,172,599) for the years ended December 31, 2019, 2020 and 2021, respectively.
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

F-2
6

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
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
Operating Leases – Lessee under ASC 842
The Company has operating leases for certain office rentals and educational service activity centers as a lessee. At inception of a contract, the Company determines whether that contract is, or contains a lease. For each lease arrangement identified, the Company determines its classification as an operating or finance lease.
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
If there is a lease modification, the Company considers whether the lease modification results in a separate contract. If so, the Company accounts for the separate contract the same manner as any other new lease, in addition to the original unmodified contract. Otherwise, the Company remeasures and reallocates the remaining

F-2
7

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued
Lease - continued
Operating Leases – Lessee under ASC 842 - continued

consideration in the contract, reassesses the classification of the lease at the effective date of the modification and accounts for any initial direct costs, lease incentives and other payments made to or by the lessee. If the modification fully or partially terminates the existing lease, the Company remeasures the lease liability and decreases the carrying amount of the right-of-use asset in proportion to the full or partial termination of the existing lease and recognize in profit or loss any difference between the reduction in the lease liability and the reduction in the right-of-use asset.
Besides, operating lease expense is recognized as a single lease cost on a straight-line basis over the lease term and is included in cost of other revenues and general and administrative expenses, on the consolidated statements of comprehensive income. Lease liabilities that become due within one year of the balance sheet date are classified as current liabilities.

Land lease right of use asset
All land in the PRC is owned by the PRC government. The PRC government may sell land use rights for a specified period of time. Land use rights represent operating leases in accordance with ASC 842,
Leases
(ASC 842). The purchase price of land use rights represents lease prepayments to the PRC government and is recorded as an operating lease right-of-use
(“ROU”) asset on the consolidated balance sheet. The ROU asset is amortized over the remaining lease term
– 36 years.
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
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
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
Restricted cash and cash equivalents
Restricted cash are cash and cash equivalents that are not readily available for normal disbursement and mainly represents security deposits held in designated bank accounts for the guarantee of on-and-off balance sheet transactions. Such restricted cash is not available to fund the general liquidity needs of the Company.
Short-term investments
Short-term investments consist of 1) wealth management products issued by banks or trust companies 2) negotiable certificate of deposit.
These wealth management products are highly liquid investments with original maturities of less than twelve months. The Company measures its short-term investments at fair value. The realized investment income and changes in fair value are recognized in interest and investment income in the consolidated statements of comprehensive income.
The Company purchased negotiable certificate of deposit in 2021 for the purpose of generating trading revenue. The negotiable certificate of deposit was measured at fair value on recurring basis using quoted prices in active markets.
Derivative instruments
In 2021, the Company entered into total return swap contracts with CITIC Securities Company Limited (“CITIC”) for the purpose of generating return from Chinese public companies’ ADSs in the US stock markets. In exchange, the Company paid CITIC a periodic interest based on LIBOR plus 2.8%. The Company net settles all total return swap contracts with CITIC. The total notional amount of the outstanding contracts was RM
B 619,332,499 (US$ 97,186,784)
as of December 31, 2021. The total return swap contracts can be initiated and terminated upon requests of the Company. The Company accounts for the total return swap contracts in accordance with ASC 815, Derivatives and hedging. The total return swap contracts were measured at fair value, which are primarily based on the change in the market value of the ADSs underlying the total return swap contracts, recorded as in earnings. During the year ended December 31, 2021, the net unrealized investment income recognized in the comprehensive income related to the total return swap contracts were RM
B 17,375,517 (US$ 2,726,598).
 As there is no initial cost associated with the derivative, the net unrealized gain represents the derivative’s fair value which is classified as derivative instruments within the consolidated balance sheets.
The total return swap contracts may expose the Company to credit risk to the extent that the counterparty may be unable to meet the terms of the arrangement. The Company mitigates this credit risk by transacting with

F-
29

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued
Derivative instruments - continued

counterparty with high credit ratings. The Company pledged cash collateral of RMB 619,332,499 (US$ 97,186,784) to CITIC for its total return swap contracts as of December 31, 2021. The Company also prepays RMB 10,405,181 (US$ 1,632,800) as collateral prepaid to CITIC for new contracts to be entered in the future as of December 31, 2021.
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

F-3
0

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
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

F-3
1

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued
Allowance for finance lease receivables - continued

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

F-3
2

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
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
Contract assets as of December 31, 2020 and 2021 were RMB 115,906,273 and RMB 27,996,290 (US$ 4,393,229) respectively, net of allowance of RMB 118,952 and RMB 31,168 (US$ 4,890), respectively. Account receivables were RMB 111,037,030 and RMB 204,791,835 (US$ 32,136,308) as of December 31, 2020 and 2021 respectively, which is repayments the borrowers made directly to the Funding Partners and remitted to the Company on a periodic basis. The remaining unsatisfied performance obligations as of December 31, 2020 and 2021, pertaining to post-origination services amounted to RMB 9,154,611 and RMB 1,751,348 (US$ 274,825), respectively. The remaining unsatisfied performance obligations will be recognized over the next two years.
Long-term investments
Long-term investments represent equity investments in privately-held companies without a readily determinable fair value and listed companies with readily determinable fair value. Equity securities with readily determinable fair values are measured at fair value, and any changes in fair value are recognized in earnings in accordance with ASC 321. The Company elected to measure equity securities without a readily determinable fair value that do not qualify for the net asset value practical expedient using the measurement alternative. Under the measurement alternative, the equity securities are measured at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.

For equity investments that the Company elects to use the measurement alternative, the Company makes a qualitative assessment considering impairment indicators to evaluate whether investments are impaired at each reporting date. Impairment indicators considered include, but are not limited to, a significant deterioration in the earnings performance or business prospects of the investee, including factors that raise significant concerns about the investee’s ability to continue as a going concern, a significant adverse change in the regulatory, economic, or technologic environment of the investee and a significant adverse change in the general market condition of either the geographical area or the industry in which the investee operates. If a qualitative assessment indicates that the investment is impaired, the entity has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Company recognizes an impairment loss in earnings equal to the difference between the carrying value and fair value.
Inventories
Inventories are stated at the lower of cost or net realizable value. Cost is determined using the specific identification method for the vehicle sales business. Cost is determined using the average cost method for the
e-commerce
business and educational services.

F-3
3

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued

Borrowings
The borrowings from banks are initially recognized equaling to the cash received from the beneficiary and measured subsequently at amortized cost using the effective interest method. Interest costs are capitalized if they are incurred during the acquisition, construction or production of a qualifying asset and such costs could have been avoided if expenditures for these assets have not been made.
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

F-3
4

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
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
Costs associated with the repair and maintenance of property and equipment are expensed as incurred. Construction in progress represents building construction costs and unfinished leasehold improvement. Depreciation is recorded starting at the time when assets are ready for the intended use.
Intangible assets
Intangible assets represent purchased computer software. These intangible assets are amortized on a straight-line basis over their estimated useful lives of the respective assets, most of which varies from
1-10
years.

F-3
5

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
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
Impairment of long-lived assets, including intangible assets with definite lives
Long-lived assets and intangible assets with definite lives are reviewed for impairment in accordance with authoritative guidance for impairment or disposal of long-lived assets. Long-lived assets are reviewed for events or changes in circumstances, which indicate that their carrying value may not be recoverable. Long-lived assets are reported at the lower of carrying amount or fair value less cost to sell.
Employee defined contribution plan
Full time employees of the Company in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Company make contributions to the government for these benefits based on a certain percentage of the employee’s salaries. The Company has no legal obligation for the benefits beyond the contributions. The total amount that was expensed as incurred, was RMB 42,724,802, RMB 30,138,113 and RMB 79,010,301 (US$ 12,398,440) for the years ended December 31, 2019, 2020 and 2021, respectively.
Advertising costs
Advertising costs are expensed as incurred in accordance with ASC
720-35,
Other Expense-Advertising costs
. Advertising costs were RMB 85,928,890, RMB 153,327,392 and RMB 19,047,468 (US$ 2,988,963) for the years ended December 31, 2019, 2020 and 2021, respectively. Advertising costs are included in sales and marketing expenses in the consolidated statements of comprehensive income.
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
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued
Government grants - continued

Government grants are recognized when the entity will comply with the conditions attached to the grant received and there is reasonable assurance that the grant will be received or already received.
Value added taxes
Xiamen Youdun Technology Co., Ltd., and Xiamen Youqi Technology Co., Ltd. are small-scale VAT taxpayers with an applicable VAT rate of 3%. The other subsidiaries of the VIEs are all general VAT taxpayers (applicable tax rate: 6%, 13% or 16%).
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
VAT is reported as a deduction to revenue when incurred and amounted to RMB 792,753,015, RMB 201,297,527 and RMB 104,938,590

(US$ 16,467,155) for the years ended December 31, 2019, 2020 and 2021, respectively. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Output VAT receivable net of input VAT payable is recorded in accrued expenses and other current liabilities on the consolidated balance sheets.
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
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued
Income taxes - continued

be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not
to be sustained, the tax position is then assessed to determine the amount of benefits to recognize in the consolidated financial statements. The amount of the benefits that may be recognized is the largest amount that more-likely-than not to be realized upon ultimate settlement. The Company’s estimated liability for unrecognized tax benefits which is included in the income tax payable in the consolidated balance sheets is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. The Company elects to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of comprehensive income. The Company did not recognize any income tax due to uncertain tax position nor incurred any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2019, 2020 and 2021.
Segment information
In accordance with ASC 280
Segment Reporting
(“ASC 280”), the Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews operating results to make decisions about allocating resources and assessing performance for the entire Company. The Company had two reportable segments in 2019, consisting of installment credit services and transaction services. In 2020, the Company changed its operating segments to installment credit services and
e-commerce
sales services. In 2021, the
e-commerce
sales services was combined with the installment credit services segment as the
e-commerce
sales services were substantially wound down in 2021 due to
COVID-19.
The CODM reviews the consolidated results when making decisions about allocating resources and assessing performance of the Company as a whole, and the Company has only one reportable segment. The corresponding information for earlier periods has been restated. Because substantially all of the Company’s long-lived assets and revenues are located in and derived from the PRC, geographical segments are not presented.
Fair value measurements of financial instruments
The fair value of cash and cash equivalents, restricted cash and cash equivalent, short-term investments, loan principal and financing service fee receivables, finance lease receivables, derivative instruments, other receivables (as defined in Note 5), borrowings, guarantee liabilities and risk assurance liabilities in current assets and liabilities are measured at fair value or approximate their respective fair value because of their short maturities. The carrying amount of the long-term loan principal and financing service fee receivables, long-term finance lease receivables, and long-term borrowings, approximate their fair values due to the fact that the related interest rates approximate rates currently offered by Funding Partners for similar debt instruments of comparable maturities.

8

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
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
Share-based payments
The Company accounts for share-based compensation in accordance with ASC 718, Compensation-Stock Compensation (“ASC 718”).

F-
39

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
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
A change in any of the terms or conditions of share options is accounted for as a modification of share options. The Company calculates the incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date. For vested options, the Company recognizes incremental compensation cost in the period the modification occurred. For unvested options, the Company recognizes, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date. The Company, with the assistance of an independent third-party valuation firm, determined the fair value of share-based awards granted to employees.
Convenience translation for financial statements presentation
Translations of amounts from RMB into US$ for the convenience of the reader have been calculated at the exchange rate of RMB 6.3726 per US$1.00 on December 30, 2021, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be converted into US$ at such rate.
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

F-4
0

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
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
Concentration of credit risk
Financial assets that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, guarantee deposits, short-term investment, loan principal and financing service fee receivables, finance lease receivables, derivative instruments, cash collateral for derivatives and other receivables.
The Company places its cash and cash equivalents, short-term investments, derivative instruments and cash collateral for derivatives with reputable counterparties that have high-credit ratings and quality. There has been no recent history of default in relation to these counterparties. No counterparties represented 10% or more of total financial assets for the years ended December 31, 2020. Two chinese government banks represented 10% or more of total financial assets for the years ended December 31, 2021, amounted to approximately RM
B 2,349 million (US$ 369 million), representing 27%
 of
our total balances from counterparties
.
The Company manages credit risk of loan principal and financing service fee receivables by performing credit assessments on its borrowers and its ongoing monitoring of the outstanding balances.
No borrower represented 10% or more of total revenues and loan receivable and financing service fee receivable for the years ended December 31, 2019, 2020 and 2021.
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
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued
Significant risks and uncertainties - continued

Borrower default risk - continued

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
Impact of
COVID-19
Since January 2020, the continued spread of COVID-19 has negatively impacted the Company’s operations. The Company’s revenues generated from installment credit services declined compared to the period before January 2020 due to the reduction in transaction volume to mitigate risk exposures from
COVID-19.
The Company also provided additional credit losses for loan principal and financing service fee receivables, finance lease receivables and other current and non-current
assets, provided additional constraint on the variable considerations for loan facilitation income, transaction service fees and other related income, and recorded its share of losses from investments in equity method investees and recognized impairment charges on its investments in equity method investees in the two years ended December 31, 2021, due to the impact of
COVID-19
and other factors.
The COVID-19 pandemic continues to evolve. There are still uncertainties of
COVID-19’s
future impact, and the extent of the impact will depend on a number of factors, including the duration and severity of
COVID-19,
the continued emergence and outbreak of new variants, the development and progress of distribution of
COVID-19
vaccine and other medical treatment, the potential change in user behavior, the actions taken by government authorities due to the prolonged impact of COVID-19, particularly to contain the outbreak, stimulate the economy to improve business condition, almost all of which are beyond the Company’s control. As a result,

F-4
2

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued
Impact of
COVID-19 - continued

certain of the Company’s estimates and assumptions, including short-term investment, the allowances for loan principal and financing service fee receivables, finance lease receivables, contract assets and other current and non-current
assets, and impairment losses from long-term investments, investment in equity method investee and long-lived assets require significant judgments and carry a higher degree of variabilities and volatilities that could result in material changes to the Company’s current estimates in future periods.
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
which clarifies the interactions of the accounting for certain equity securities under ASC 321, investments accounted for under the equity method of accounting in ASC 323, and the accounting for certain forward contracts and purchased options accounted for under ASC 815. ASU
2020-01
could change how an entity accounts for (i) an equity security under the measurement alternative and (ii) a forward contract or purchased option to purchase securities that, upon settlement of the forward contract or exercise of the purchased option, would be accounted for under the equity method of accounting or the fair value option in accordance with ASC 825. These amendments improve current U.S. GAAP by reducing diversity in practice and increasing comparability of the accounting for these interactions. The new guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 31, 2020. Early adoption is permitted. The Company has adopted this guidance on its consolidated financial statements. The standard update did not have a material impact on the Company’s statement of financial position.
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
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
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
3. Loan principal and financing service fee receivables
3.1 Loan principal and financing service fee receivables consists of the following:

	As of December 31,
	2020	2021
	RMB	RMB	US$
Short-term loan principal and financing service fee receivables:
Loan principal and financing service fee receivables	4,789,696,238	2,639,004,889	414,117,453
Less: allowance for loan principal and financing service fee receivables	(849,234,936)	(267,039,108)	(41,904,263)

Short-term loan principal and financing service fee receivables, net	3,940,461,302	2,371,965,781	372,213,190

3.2 The following table presents nonaccrual loan principal as of December 31, 2020 and 2021, respectively.

	As of December 31,
	2020	2021
	RMB	RMB	US$
Nonaccrual loan principal	254,885,248	91,016,662	14,282,500
Less: allowance for nonaccrual loan principal	(249,361,894)	(89,311,940)	(14,014,992)

Nonaccrual loan principal, net	5,523,354	1,704,722	267,508

F-4
4

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

3. Loan principal and financing service fee receivables - continued

3.3 The following table presents the aging of
past-due
loan principal and financing service fee receivables as of December 31, 2020:

	1-30 days	31-60 days	61-90 days	91-120 days	121-150 days	151-180 days	Total past due	Current	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Domestic consumer loans (uncollateralized)
– Loan principal	51,672,697	45,870,724	53,291,222	68,498,711	83,947,214	102,439,323	405,719,891	4,307,995,865	4,713,715,756
– Financing service fee receivables	1,108,845	1,551,330	2,556,916	—	—	—	5,217,091	70,763,391	75,980,482

	52,781,542	47,422,054	55,848,138	68,498,711	83,947,214	102,439,323	410,936,982	4,378,759,256	4,789,696,238

The following table presents the aging of
past-due
loan principal and financing service fee receivables as of December 31, 2021:

	1-30 days	31-60 days	61-90 days	91-120 days	121-150 days	151-180 days	Total past due	Current	Total	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$
Domestic consumer loans (uncollateralized)
– Loan principal	43,284,767	32,715,863	28,694,398	27,904,847	29,486,766	33,625,049	195,711,690	2,399,252,995	2,594,964,685	407,206,584
– Financing service fee receivables	650,524	821,076	926,548	—	—	—	2,398,148	41,642,056	44,040,204	6,910,869

	43,935,291	33,536,939	29,620,946	27,904,847	29,486,766	33,625,049	198,109,838	2,440,895,051	2,639,004,889	414,117,453

As of December 31, 2020 and 2021, all loans which are past due 90 days or more are nonaccrual.

F-4
5

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

3. Loan principal and financing service fee receivables - continued

3.4 Movement of allowance for loan principal and financing service fee receivables is as follows:

	As of December 31,
	2020			2021
	Loan principal	Financing service fee receivables	Total	Loan principal	Financing service fee receivables	Total
	RMB	RMB	RMB	RMB	RMB	RMB	US$
Balance at the beginning of the year	1,502,171,991	26,680,910	1,528,852,901	837,075,499	12,159,437	849,234,936	133,263,493
Adjustment due to the adoption of ASC 326	13,023,667	—	13,023,667	—	—	—	—
Additions/ (reverse)	1,448,967,890	(14,521,473)	1,434,446,417	(186,372,132)	(8,805,433)	(195,177,565)	(30,627,620)
Charge-offs	(2,127,088,049)	—	(2,127,088,049)	(387,018,263)	—	(387,018,263)	(60,731,610)

Balance at the end of the year	837,075,499	12,159,437	849,234,936	263,685,104	3,354,004	267,039,108	41,904,263

Evaluated for impairment on a portfolio basis	837,075,499	12,159,437	849,234,936	263,685,104	3,354,004	267,039,108	41,904,263

4. Finance lease receivables
4.1 Finance lease receivables consists of the following:

	As of December 31,
	2020	2021
	RMB	RMB	US$
Gross investment in finance lease receivables	245,124,532	38,290,695	6,008,646
Less: unearned income	(12,191,011)	(1,287,015)	(201,961)

Net investment in finance lease receivables	232,933,521	37,003,680	5,806,685
Less: allowance for finance lease receivables	(24,549,329)	(5,142,488)	(806,968)

Finance lease receivables, net	208,384,192	31,861,192	4,999,717

F-4
6

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

4. Finance lease receivables - continued

4.2 The following table presents nonaccrual finance lease receivables as of December 31, 2020 and 2021, respectively.

	As of December 31,
	2020	2021
	RMB	RMB	US$
Nonaccrual finance lease receivables	2,252,409	567,406	89,038
Less: allowance for nonaccrual financial lease receivables	(427,878)	(114,169)	(17,916)

Nonaccrual finance lease receivables, net	1,824,531	453,237	71,122

4.3 The following table presents the aging of
past-due
finance lease receivables as of December 31, 2020:

	1-30 days	31-60 days	61-90 days	90-120 days	120-150 days	150-180 days	Total past due	Current	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Finance lease receivables	10,435,239	1,655,460	982,419	621,594	637,153	993,662	15,325,527	217,607,994	232,933,521

The following table presents the aging of
past-due
finance lease receivables as of December 31, 2021:

	1-30 days	31-60 days	61-90 days	90-120 days	120-150 days	150-180 days	Total past due	Current	Total	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$
Finance lease receivables	2,155,618	169,237	317,440	97,182	242,872	227,352	3,209,701	33,793,979	37,003,680	5,806,685

As of December 31, 2020 and 2021, all finance lease receivables which are past due 90 days or more are nonaccrual.

F-4
7

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

4. Finance lease receivables - continued

4.4 The following table presents the future minimum lease payments to be received:

	Less than 1 year	1 – 2 years	2 – 3 years	3 – 4 years	Total
	RMB	RMB	RMB	RMB	RMB
As of December 31, 2020
Finance lease receivables	208,218,275	36,167,327	738,930	—	245,124,532

	Less than 1 year	1 – 2 years	2 – 3 years	3 – 4 years	Total
	RMB	RMB	RMB	RMB	RMB
As of December 31, 2021
Finance lease receivables	37,626,031	664,664	—	—	38,290,695

	Less than 1 year	1 – 2 years	2 – 3 years	3 – 4 years	Total
	US$	US$	US$	US$	US$
As of December 31, 2021
Finance lease receivables	5,904,346	104,300	—	—	6,008,646

4.5 Movement of allowance for finance lease receivables for the year ended December 31, 2020 and 2021 are as follows:

	As of December 31,
	2020	2021
	RMB	RMB	US$
Balance at the beginning of the year	39,933,036	24,549,329	3,852,326
Adjustment due to the adoption of ASC 326	26,044,003	—	—
R everse	(29,287,359)	(16,452,740)	(2,581,794)
Charge-offs	(12,140,351)	(2,954,101)	(463,564)

Balance at the end of the year	24,549,329	5,142,488	806,968

Evaluated for impairment on a portfolio basis	24,549,329	5,142,488	806,968

8

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

5. Other current assets
Other current assets consist of the following:

		As of December 31,
		2020	2021
		RMB	RMB	US$
Prepaid expenses		46,683,662	36,116,886	5,667,528
Inventory		91,895,497	15,212,282	2,387,139
Deposits in trust protection fund	5.1	65,272,000	82,872,000	13,004,425
Guarantee deposits held by Funding Partners		58,119,412	63,977,048	10,039,395
Receivables from third party payment service providers	5.2	325,613,031	456,492,520	71,633,638
Receivables from Funding Partners and other service providers		163,011,741	270,647,297	42,470,467
Other account receivables		56,482,783	34,157,040	5,359,985
Receivable from broker for derivative collateral	5.3	—	619,332,499	97,186,784
Others		115,979,798	221,734,167	34,794,930

Total		923,057,924	1,800,541,739	282,544,291
Less: Allowance for other current assets		(160,745,160)	(201,242,068)	(31,579,272)

		762,312,764	1,599,299,671	250,965,019

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
5.3
Receivable from broker for derivative collateral is RMB

million cash collateral pledged by the company into the account of CITIC for its total return swap contracts.
Other receivables as referred to in the “Fair value measurements of financial instruments” accounting policy consists of deposits in trust protection fund, guarantee deposits held by Funding Partners, receivables from third party payment service providers, accounts receivables and others.

F-
49

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

5. Other current assets - continued

Allowance for other current assets consist of the following:

	As of December 31,
	2020	2021
	RMB	RMB	US$
Balance at the beginning of the year	27,259,988	160,745,160	25,224,423
Adjustment due to the adoption of ASC 326	4,411,290	—	—
Additions	219,292,278	59,901,259	9,399,815
Charge-offs	(90,218,396)	(19,404,351)	(3,044,966)

Balance at the end of the year	160,745,160	201,242,068	31,579,272

6. Lease
Sales-type lease
Sales-type lease income recognized consists of the following:

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Financing income	89,872,562	45,993,173	5,502,703	863,494
Sales income	89,150,614	—	—	—
Operating lease arrangements
The Company leases certain office premises and educational service activity centers under non-cancelable
leases, and an operating lease arrangement with the local government of Xiamen for land. Lease costs under operating leases for the years ended December 31, 2019, 2020 and 2021 were RMB 30,856,490, RMB 33,525,924 and RMB 80,884,049 (US$ 12,692,472), respectively.

F-5
0

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

6. Lease - continued
Operating lease arrangements - continued

Future minimum lease payments under
non-cancelable
operating leases agreements consist of the following as of December 31, 2020 and 2021:

	As of December 31,
	2020	2021
	RMB	RMB	US$
1 year (Including 1 year)	35,896,070	40,321,257	6,327,285
1 year to 2 years (Including 2 years)	18,750,779	28,953,101	4,543,373
2 years to 3 years (Including 3 years)	13,526,508	27,307,080	4,285,077
3 years to 4 years (Including 4 years)	12,723,937	26,593,652	4,173,124
4 years to 5 years (Including 5 years)	12,379,967	22,452,011	3,523,211
Over 5 years	36,974,959	108,101,711	16,963,517

Total lease payment	130,252,220	253,728,812	39,815,587

Less: imputed interest	26,252,614	47,458,135	7,447,217

Present value of lease liabilities	103,999,606	206,270,677	32,368,370

The Company’s operating lease commitments have no renewal options, rent escalation clauses and restriction or contingent rents as of December 31, 2019, 2020 and 2021. The weighted average discount rate as of December 31, 2020 and 2021 is 3.20% and 4.01%, respectively. The weighted average remaining lease term as of December 31, 2020 and 2021 is 50 months and 103 months, respectively.
Supplemental lease cash flow disclosures

	For the years ended December 31,
	2020	2021
	RMB	RMB	US$
Operating ROU assets released in exchange for operating lease liabilities	1,794,151	352,298,094	55,283,259
Operating ROU assets obtained in exchange for new operating lease liabilities	92,795,997	522,578,298	82,003,938
7. Investment in equity method investee
On October 17, 2016, the Company made a commitment to invest RMB 190 million in cash for 45.9% of the equity interest in Ganzhou QuCampus Technology Co., Ltd (“Ganzhou QuCampus”) which mainly operates computer services, advisory, and online merchandise services. As the Company has significant influence over Ganzhou QuCampus, Ganzhou QuCampus was accounted for as an equity method investment. The Company’s share of loss in Ganzhou QuCampus for the year ended December 31, 2020 was RMB 3 million, which was recognized in the consolidated statements of comprehensive income. Due to the impact of
COVID-19,
Ganzhou QuCampus ceased operations in 2020 and the company recognized an impairment of RMB 20 million as of December 31, 2020. In 2021, Ganzhou QuCampus has been dissolved and cancelled its registration according to law.

F-5
1

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

7. Investment in equity method investee - continued

On June 3, 2020, the Company agreed to acquire up to 10,204,082 Class A ordinary shares of Secoo Holding Limited for a price of US$ 9.80 per Class A ordinary share. The total aggregate purchase price was
US$ 100
million. Secoo Holding Limited operates an integrated online and offline platform that sells high-end
lifestyle products and services and its American depositary shares (“ADS”) are listed on the NASDAQ under the code “SECO”. Two ADS represents one Class A ordinary share. The transaction was closed on June 17, 2020. The Company determined that it has significant influence of SECO. The aggregate Class A ordinary shares purchased by the Company represente
d 28.89% of the total ordinary shares, and the Company’s Vice President, Ms. Qi Zhu, was appointed to SECO’s Board. The Company elected to measure SECO at fair value. The Company ceases equity method accounting for SECO as the company represent less than 20% voting share and Qi Zhu resigned from the post of director as of December 28, 2021. SECO is accounted as long-term investment measured at fair value as of December 31, 2021. Changes in fair value of RMB 366,344,810 and RMB 251,634,432 (US$ 39,486,934) was recorded through the consolidated statement of comprehensive income for the year ended December 31, 2020 and for the period from January 1, 2021 to December 28, 2021, respectively. The fair value of SECO was RMB 306,275,523 as of December 31, 2020, based on the last quoted share price.
S-X
4-08(g)
disclosures for the periods from June 17 to December 31, 2020 and January 1 to December 28, 2021 are not presented because SECO’s summarized financial information are unavailable when the Company’s financial statements are issued.
8. Long-term investments
In 2019, the Company invested RMB 185 million for a 9.24% equity interest in Beijing Changba Technology Co., Ltd. (“Changba”), and the percentage of equity interest changed into 9.02% in 2020. In 2020, the Company invested RMB 20 million for a 13.33% equity interest in Beijing Yijie International Children Culture Communication Co., Ltd. The Company elected to measure the investments using the measurement alternative. There were no observable price changes for these equity investments in 2019 and 2020.
For Changba, the Company identified an observable price change in an orderly transaction for an identical investment of the same issuer in 2021 and recognized an unrealized gain of RMB 182 million (US$ 29 million). As of December 31, 2021, the Company identified certain impairment indicators related to the investment and recognized an impairment charge of RMB 195 million for this investment. Net unrealized loss recognized during 2021 for Changba is RMB 13 million (US$ 2 million) and the fair value of Changba was RMB 172 million (US$ 27 million) as of December 31, 2021.
In July 2019, the Company subscribed for 550 Series A Preferred Shares from Great Alliance
Co-living
Limited (“Great Alliance”) at an aggregate purchase price of US$5.5 million (RMB 38 million), which represented a 5.21% equity interest in the entity. The Company sold the investment in 2020, and realized RMB 4 million gain in the consolidated statement of comprehensive income.
The Company ceases equity method accounting for SECO and accounted it as a long-term investment measured at fair value upon transfer of investment category. Changes in fair value of RMB 12 million (US$ 2 million) was recorded through the consolidated statement of comprehensive income for the period from December 28 to December 31, 2021. The fair value of SECO was RMB 62 million (US$ 10 million) as of December 31, 2021

F-5
2

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

8. Long-term investments - continued

based on the last quoted share price. Impairment charges recognized on all equity investment without readily determinable fair value was RMB nil, RMB nil, RMB 219 million (US$ 34 million) for the years ended December 31, 2019, 2020 and 2021, respectively.
9. Property and equipment, net

	As of December 31,
	2020	2021
	RMB	RMB	US$
Construction in progress	275,107,135	660,788,221	103,692,092
Leasehold improvements	40,451,833	169,217,493	26,553,917
Office and electronic equipment	6,214,684	9,856,959	1,546,772
Motor vehicles	5,621,019	10,204,623	1,601,328

Property and equipment, gross	327,394,671	850,067,296	133,394,109
Less accumulated depreciation	24,425,310	43,829,381	6,877,786

Less allowance	—	147,137,267	23,089,048

Property and equipment, net	302,969,361	659,100,648	103,427,275

Depreciation expense, for the years ended December 31, 2019, 2020 and 2021, was RMB 11 million, RMB 9 million and RMB 18 million (US$ 3 million), respectively.
As of December 31, 2019, 2020 and 2021, the interest cost incurred and capitalized was RM
B nil
,

RMB 3
million
and RMB
7

million (US$ 1 million), respectively.
During the fourth quarter of the fiscal year ended December 31, 2021, the Company determined that the carrying value of construction in progress and leasehold improvements was impaired. These assets had been recorded as part of the “Construction in progress” and “Leasehold improvements” category in the table above. The Company leased various properties in connection with the Company’s educational services business. According to the changes in the Company’s plan and executive management team that occurred during December, 2021, the Company expects that they will close part of the educational service activity centers and not sublease which is an impairment trigger. The Company’s undiscounted cash flow forecasts of the asset groups related to these educational service activity centers are below their carrying values. The Company has accordingly recorded a charge of RMB 42,544,996 of leasehold improvements and RMB 104,592,271 of construction in progress in the consolidated statement of comprehensive income for the year ended December 31, 2021.
10.
Long-term
borrowings
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

F-5
3

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

10.
Long-term
borrowings - continued

asset which has a carrying amount of RMB 98 million (US$ 15 million) as of December 31, 2021. Drawdowns from the credit facility will incur interest at a rate equal to the Loan Prime Rate (“LPR”) plus 0.295%. The Company is required to comply with certain financial covenants, which has been met as of December 31, 2020 and 2021.

The following table presents long-term borrowings from banks mentioned above as of December 31, 2020 and 2021:

			As of December 31,
	Floating annual rate (%)	Term	2020	2021
			RMB	RMB	US$
Banks	LPR+0.295%	30 to 95 months	102,415,457	145,311,721	22,802,580

The weighted average interest rate for the outstanding borrowings was approximately 4.95% and 4.95% as of December 31, 2020 and 2021, respectively.
The following table sets forth the contractual obligations which has not included impact of discount of time value as of December 31, 2020 and 2021:

	Less than 1 year	1 – 2 years	2 – 3 years	3 – 4 years	4 – 5 years	Greater than 5 years	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
As of December 31, 2020
Long-term borrowings and interest payables (RMB)	5,064,444	5,064,444	25,082,717	24,094,803	23,070,814	43,102,962	125,480,184

As of December 31, 2021
Long-term borrowings and interest payables (RMB)	7,185,665	35,588,502	34,186,806	32,733,923	31,296,790	29,859,658	170,851,344

Long-term borrowings and interest payables (US$)	1,127,587	5,584,613	5,364,656	5,136,667	4,911,149	4,685,632	26,810,304

F-5
4

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

11. Accrued expenses and other current liabilities
Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2020	2021
	RMB	RMB	US$
Accrued payroll	2,833,635	16,843,567	2,643,123
Tax payables	184,595,913	155,211,471	24,356,067
Payable to suppliers	14,964,018	32,100,134	5,037,211
Payable to external service providers	35,405,505	77,657,212	12,186,111
Payable to funding partner	26,805,023	22,694,769	3,561,304
Others	72,186,000	72,360,661	11,354,968

	336,790,094	376,867,814	59,138,784

12. Guarantee liabilities and risk assurance liabilities
12.1 Guarantee liabilities
The movement of guarantee liabilities are as follows:

	As of December 31,
	2020	2021
	RMB	RMB	US$
Balance at beginning of the year	263,465,921	11,697,633	1,835,614
Fair value of guarantee liabilities upon the inception of new loans	9,865,341	5,604,145	879,412
Collections/ (performed guarantee)	(283,899,625)	36,593,107	5,742,257
Change in fair value of guarantee liabilities	22,265,996	(53,009,582)	(8,318,360)

Balance at end of the year	11,697,633	885,303	138,923

As of December 31, 2020 and 2021, the maximum potential undiscounted future payment the Company would be required to make was RMB 221 million and RMB 37 million (US$ 6 million), respectively. The initial term of the guarantee is the same as the term of loans facilitated under the arrangements with the Funding Partners, which ranges from 1 month to 4 years, as of December 31, 2021. The remaining term of the guarantee ranges from 1 month to 1.5 years as of December 31, 2021.

F-5
5

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

12. Guarantee liabilities and risk assurance liabilities

12.2 Risk assurance liabilities
The movement of risk assurance liabilities are as follows:

	As of December 31,
	2020			2021
	Contingent	Non-contingent	Total	Contingent	Non-contingent	Total
	RMB	RMB	RMB	RMB	RMB	RMB	US$
Balance at the beginning of the year	433,083,558	821,277,841	1,254,361,399	15,766,928	3,934,761	19,701,689	3,091,625
Adjustment due to the adoption of ASC 326	1,093,382,647	—	1,093,382,647	—	—	—	—
Fair value of risk assurance liabilities upon the inception of new loans	—	8,854,513	8,854,513	—	—	—	—
Expected credit loss upon the inception of new loans	8,784,102	—	8,784,102	—	—	—	—
Recognized as guarantee income	—	(826,197,593)	(826,197,593)	—	(3,934,761)	(3,934,761)	(617,450)
Collections/ (Payouts)	(1,400,538,815)	—	(1,400,538,815)	132,825,675	—	132,825,675	20,843,247
Change in fair value of risk assurance liabilities	(118,944,564)	—	(118,944,564)	(148,592,603)	—	(148,592,603)	(23,317,422)

Balance at end of the year	15,766,928	3,934,761	19,701,689	—	—	—	—

As of December 31, 2020 and 2021, maximum potential undiscounted future payment that the Company would be required to make was RMB 53 million and RMB nil million (US$ nil million
),
respectively. The risk assurance liability has expired as of December 31, 2021.

F-5
6

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
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
In 2020 and 2021, the Company repurchased Notes with a principal amount of RMB 1,535 million and RMB 133 million (US$21 million), with an amortized cost of RMB 1,500 million and RMB 131 million (US$21 million), for a total cash consideration of RMB 878 million and RMB 119 million (US$19 million)
, respectively.

As a result, the Company recognized a net gain of RMB 622 million and RMB 12 million (US$2 million) from the repurchase that is recorded as interest and investment income, net in the consolidated statements of comprehensive income.
As of December 31, 2020 and 2021, the
gross
carrying amount of the Notes was RMB 835 million and RMB 685 million (US$ 108 million), net against unamortized debt discount and offering expenses was RMB 13 million and RMB 4 million (US$ 1 million)
, respectively
. The net carrying amount of the liability was RMB 822 million and RMB 681 million (US$ 107 million)
,
respectively. The liability will be accreted as of July 1, 2022.

In connection with the issuance of the Notes, the Company purchased the capped call options on the Company’s ADS with certain counterparties by using US$28 million from the net proceeds of the Notes to pay the cost of

F-5
7

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
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
14. Cost of other revenues
Cost of other revenues consists of the following:

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Interest expenses of borrowings	288,241,857	15,240,283	—	—
Other costs*	247,530,755	202,030,929	220,193,581	34,553,179

	535,772,612	217,271,212	220,193,581	34,553,179

*	Other costs include commission expenses, salaries and cost of educational services.
15. Provision for receivables and other assets
Provision for receivables and other assets consists of the following:

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Provision /(reversal) for loan principal and financing service fee receivables	2,159,235,919	1,434,446,417	(195,177,565)	(30,627,620)
Provision /(reversal) for finance lease receivables	30,236,266	(29,287,359)	(16,452,740)	(2,581,794)
Provision for contract assets	—	(3,089,153)	(87,784)	(13,774)
Provision for other current assets	93,653,956	219,292,278	59,901,259	9,399,815
Provision for investment in equity method investee	—	20,000,000	—	—

	2,283,126,141	1,641,362,182	(151,816,830)	(23,823,373)

8

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

16. Interest and investment income, net
Interest and investment income, net consists of the following:

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Unrealized investment income of short-term investments	—	45,478,742	17,213,203	2,701,127
Realized investment income of short-term investments	4,108,597	35,892,481	113,179,422	17,760,321
Unrealized investment income of long-term investments	—	4,472,410	(24,635,329)	(3,865,821)
Interest income	44,117,299	27,405,264	27,634,511	4,336,458
Income from the repurchase of convertible senior notes	—	622,109,001	12,046,522	1,890,362
Interest expense of convertible senior notes	(23,934,289)	(27,107,232)	(15,982,460)	(2,507,997)

	24,291,607	708,250,666	129,455,869	20,314,450

17. Income taxes
Cayman Islands
Under the current laws of the Cayman Islands, the Company, Qu Plus Plus and WLM Kids are not subject to tax on income or capital gain arising in Cayman Islands. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.
British Virgin Islands
Under the current laws of the BVI, Qudian BVI, Qu Plus Plus BVI and WLM Kids BVI are not subject to tax on income or capital gains. In addition, upon payments of dividends by these companies to their shareholders, no British Virgin Islands withholding tax will be imposed.
Hong Kong
Qudian HK, Qufenqi HK, Qu Plus HK, Qu Plus Plus (HK) Limited, Global Select (HK) Limited and WLM Kids HK are incorporated in Hong Kong and are subject to Hong Kong profits tax of 16.5%
on their activities conducted in Hong Kong.
PRC
The VIEs and their subsidiaries domiciled in the PRC are subject to the statutory rate of 25%, in accordance with the Enterprise Income Tax law (the ‘‘EIT Law’’), which was effective since January 1, 2008 except for the following entities eligible for preferential tax rates.

F-
59

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

17. Income taxes - continued
PRC - continued

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
The current and deferred component of income tax expenses which were substantially attributable to the Company’s PRC subsidiaries, VIEs and subsidiaries of the VIEs, are as follows:

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Current income tax expenses	494,121,097	129,397,492	135,188,353	21,214,002
Deferred income tax expenses	132,112,749	132,582,100	125,293,714	19,661,318

Total income tax expenses	626,233,846	261,979,592	260,482,067	40,875,320

F-6
0

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

17. Income taxes - continued
PRC - continued

The principal components of the deferred tax assets and liabilities are as follows:

	As of December 31,
	2020	2021
	RMB	RMB	US$
Non-current deferred tax assets
Allowance for loan principal and financing service fee receivables	445,374,376	391,551,056	61,442,906
Allowance for finance lease receivable	14,360,187	10,216,523	1,603,195
Allowance for other current assets	44,792,004	66,008,093	10,358,110
Impairment loss from long-lived assets	—	39,083,895	6,133,116
Guarantee liabilities	203,687,822	186,637,271	29,287,461
Risk assurance liabilities	52,558,773	56,287,963	8,832,810
Share-based compensation	40,910,215	33,776,437	5,300,259
Fair value change on investments	—	2,691,614	422,373
Fair value change on financial assets	—	8,201,268	1,286,958
Lease liabilities	24,966,731	51,560,367	8,090,947
Advertising cost	—	1,787,054	280,428
Net operating loss carry forwards	94,886,663	272,561,783	42,770,891
Less: valuation allowance	(701,745,843)	(838,371,909)	(131,558,847)

Total non-current deferred tax assets net of valuation allowance	219,790,928	281,991,415	44,250,607

Net non-current deferred tax assets	154,959,777	87,285,917	13,697,065

Non-current deferred tax liabilities
Contract assets	(15,735,380)	—	—
Right-of-use assets	(26,360,534)	(52,117,255)	(8,178,335)
Fair value change on financial assets	(10,230,912)	(3,629,878)	(569,607)
Unallocated revenue	(23,427,601)	(207,501,495)	(32,561,513)

Total non-current deferred tax liabilities	(75,754,427)	(263,248,628)	(41,309,455)

Net non-current deferred tax liabilitie s	(10,923,276)	(68,543,130)	(10,755,913)

The Company operates through its subsidiaries, VIEs and subsidiaries of the VIEs and valuation allowance is considered on an individual entity basis. The Company recorded valuation allowance against deferred tax assets of those entities that were in a three-year cumulative financial loss and are not forecasting profits in the near future as of December 31, 2020 and 2021. In making such determination, the Company also evaluated a variety of factors including the Company’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

F-6
1

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

17. Income taxes - continued
PRC - continued

As of December 31, 2020 and 2021, the Company had net operation loss of RMB 455,764,785 and RMB 1,098,237,738 (US$ 172,337,466), respectively, from its PRC and Hong Kong subsidiaries, which can be carried forward to offset future taxable income
. The PRC subsidiaries’ net operating losses will expire from years
2022
to
2026
if not utilized.

For the net operating losses from Hong Kong subsidiaries, it can be carried forward with no
expiration date.

Reconciliation between the income taxes expense computed by applying the PRC statutory tax rate to profit before income taxes and the actual provision for income taxes is as follows:

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

Profit before income tax	3,890,521,771	1,220,798,253	846,409,045	132,820,049
PRC statutory income tax rate	25%	25%	25%	25%
Income tax at statutory tax rate	972,630,443	305,199,563	211,602,261	33,205,012
Effect of different tax rates	(552,951,519)	(272,361,568)	(60,256,708)	(9,455,592)
Tax exempt income	(1,625,772)	(350,121)	—	—
Expenses not deductible for tax purposes	4,446,637	73,694,299	62,168,979	9,755,669
Adjustment on current income tax of the previous periods	2,453,713	24,502,181	8,525,032	1,337,763
Deferred only adjustment	72,206,605	—	26,769,243	4,200,679
Research and development super-deduction	(14,587,649)	(20,606,639)	(19,928,755)	(3,127,257)
Tax rate change	(11,870,214)	(157,679,128)	(105,024,051)	(16,480,565)
Changes in valuation allowance	155,531,602	309,581,005	136,626,066	21,439,611

Income tax expenses	626,233,846	261,979,592	260,482,067	40,875,320

As

of December 31, 2021, the Company intends to permanently reinvest the undistributed earnings from foreign subsidiaries to fund future operations. As of December 31, 2021, the total amount of undistributed earnings from its PRC subsidiaries as well as VIEs is RMB 10,890 million (US$ 1,709 million). The amount of unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries is not determined because such a determination is not practicable.

F-6
2

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

17. Income taxes - continued

Unrecognized Tax Benefit
As of December 31, 2020 and 2021, the Company recorded an unrecognized tax benefit of RMB nil and RMB 2,588,962 (US$ 406,265) respectively, of which RMB nil and RMB 2,588,962 (US$ 406,265) are presented on a net basis against the deferred tax assets related to tax loss carry forwards on the consolidated balance sheets. It is possible that the amount of uncertain tax position will change in the next twelve months; however, an estimate of the range of the possible outcomes cannot be made at this moment. As of December 31, 2021, unrecognized tax benefits of RMB 2,588,962 (US$ 406,265), if ultimately recognized, will impact the effective tax rate. A reconciliation of the beginning and ending amount of unrecognized tax benefit was as follows:

	For the years ended December 31,
	2020	2021
	RMB	RMB	US$
Balance at beginning of the year	—	—	—
Additions	3,322,470	2,588,962	406,265
Decreases	(3,322,470)	—	—

Balance at end of the year	—	2,588,962	406,265

As of December 31, 2020 and 2021, the Company did not recorded any interest expense and penalty accrued in relation to the unrecognized tax benefit in income tax expense.
In general, the PRC tax authority has up to five years to conduct examinations of the Company’s tax filings. Accordingly, as of December 31, 2021, the tax years ended December 31, 2016 through period ended as of December 31, 2021 reporting date for the Company’s PRC subsidiaries remain open to examination by the PRC tax authorities. For the non-PRC entities, the tax years ended December 31, 2015 through period ended December 31, 2021 remain open to examination by tax authorities.

F-6
3

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

18. Earnings per share
The following table sets forth the computation of basic earnings per share for the years ended December 31, 2019, 2020 and 2021:

	For the years ended December 31,
	2019		2020		2021
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
	Class A	Class B	Class A	Class B	Class A	Class A	Class B	Class B
Earnings per share – basic:
Numerator:
Allocation of net income attributable to Qudian Inc. for basic computation	2,520,194,155	744,093,770	718,824,602	239,994,059	441,499,980	69,280,981	147,574,098	23,157,596
Millions of Shares (denominator):
Weighted average number of ordinary share outstanding – basic	215.04	63.49	190.17	63.49	189.95	189.95	63.49	63.49
Denominator used for basic earnings per share	215.04	63.49	190.17	63.49	189.95	189.95	63.49	63.49
Earnings per share – basic	11.72	11.72	3.78	3.78	2.32	0.36	2.32	0.36

F-6
4

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

18. Earnings per share - continued

The following table sets forth the computation of diluted earnings per share for the years ended December 31, 2019, 2020 and 2021:

	For the years ended December 31,
	2019		2020		2021
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
	Class A	Class B	Class A	Class B	Class A	Class A	Class B	Class B
Earnings per share – diluted:
Numerator:
Interest charges applicable to the Convertible Senior Notes	18,876,619	5,057,670	20,833,583	6,273,649	12,171,824	1,910,025	3,810,636	597,972
Allocation of net income attributable to Qudian Inc. for diluted computation	2,574,495,457	689,792,468	736,911,399	221,907,262	448,623,440	70,398,807	140,450,638	22,039,770
Reallocation of net income attributable to Qudian Inc. as a result of conversion of Class B to Class A shares	694,850,138	—	228,180,911	—	144,261,274	22,637,742	—	—

Allocation of net income attributable to Qudian Inc	3,288,222,214	694,850,138	985,925,893	228,180,911	605,056,538	94,946,574	144,261,274	22,637,742
Millions of Shares (denominator):
Weighted average number of ordinary share outstanding – basic	215.04	63.49	190.17	63.49	189.95	189.95	63.49	63.49
Conversion of Class B to Class A ordinary shares	63.49	—	63.49	—	63.49	63.49	—	—
Adjustments for dilutive share options	3.45	—	—	—	—	—	—	—
Conversion of the Convertible Senior Notes to Class A ordinary share	18.48	—	20.67	—	12.85	12.85	—	—

Denominator used for diluted earnings per share	300.46	63.49	274.33	63.49	266.29	266.29	63.49	63.49
Earnings per share – diluted	10.94	10.94	3.59	3.59	2.27	0.36	2.27	0.36

F-6
5

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

18. Earnings per share - continued

The following table sets forth the computation of basic and diluted earnings per ADS for the years ended December 31, 2019, 2020 and 2021:

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	Class A	Class A	Class A	Class A
Earnings per share – ADS:
Denominator used for earnings per ADS – basic	184.70	181.84	46.74	7.33
Denominator used for earnings per ADS – diluted	199.24	196.67	49.11	7.71
Earnings per ADS – basic	11.72	3.78	2.32	0.36

Earnings per ADS – diluted	10.94	3.59	2.27	0.36

19. Fair value measurements
Assets and liabilities disclosed at fair value
The Company measures its cash and cash equivalents, restricted cash and cash equivalents, loan principal and financing service fee receivables, finance lease receivables, convertible senior notes and borrowings at amortized cost. The carrying value of loan principal and financing service fee receivables approximate their fair value due to their short-term nature and are considered a level 3 measurement. The fair value was estimated by discounting the scheduled cash flows through to estimated maturity using estimated discount rates based on current offering rates of comparable institutions with similar services. The guarantee liabilities are presented as a level 3 measurement, with fair value estimated by discounting expected future payouts, net charge off rates, expected collection rates and a discount rate for time value. The Company carries the convertible senior notes at face value less unamortized debt discount and issuance costs on its consolidated balance sheets and presents the fair value for disclosure purposes only. The fair value of the convertible senior notes is classified as Level 2 fair value measurements based on dealer quotes. For further information on the convertible senior notes see Note 13.
Assets measured at fair value on a nonrecurring basis
The Company measures its property and equipment, intangible assets and equity method investment at fair value on a nonrecurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable.
The Company also measures equity investments without readily determinable fair values on a nonrecurring basis. The non-recurring fair value measurements to the carrying amount of such investments usually require management to estimate a price adjustment for the different rights and obligations between a similar instrument of the same issuer from an observable price change in an orderly transaction and the investment held by the Company. These non-recurring fair value measurements were measured as of the observable transaction dates. The valuation methodologies involved require management to use the observable transaction price at the transaction date (level 2). When there is impairment of equity securities accounted for under the measurement alternative, the non-recurring fair value measurements are measured at the date of impairment. Estimating the

F-6
6

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

19. Fair value measurements - continued
Assets measured at fair value on a nonrecurring basis - continued
fair value of investees is highly judgmental due to the subjectivity of the unobservable inputs (level 3) used in the valuation methodologies used to determine fair value. The Company uses valuation methodology under the market approach which requires management to use unobservable inputs (level 3) such as selection of comparable companies and their multiples, and discount for lack of marketability.
As of December 31, 2021, the Company measured a long-term investment at fair value on a nonrecurring basis using valuation methodology under the market approach. The significant unobservable inputs (level 3) include enterprise value to revenue multiple which was determined based on the median of selected comparable companies at
3.
8
 times, and the discount for lack of marketability which was estimated at
33
%. The fair value of the long-term investment was RMB
172
million (US$
27
million) as of December 31, 2021.
Assets and liabilities measured at fair value on a recurring basis
The Company measured its short-term investments, long-term investments with readily determinable fair values, derivative instruments, investment in equity method investee under fair value option and guarantee liabilities at fair value on a recurring basis. As the Company’s guarantee liabilities are not traded in an active market with readily observable prices, the Company uses significant unobservable inputs to measure the fair value of guarantee liabilities. Guarantee liabilities are categorized in the Level 3 valuation hierarchy based on the significance of unobservable factors in the overall fair value measurement. The Company did not transfer any assets or liabilities in or out of level 3 during the years ended December 31, 2020 and 2021.

F-6
7

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

19. Fair value measurements - continued
Assets and liabilities measured at fair value on a recurring basis - continued

The following table summarizes the Company’s financial assets and liabilities measured or disclosed at fair value on recurring basis as of December 31, 2020 and 2021:

	As of December 31, 2020
	Active market (Level 1)	Observable input (Level 2)	Non-observable input (Level 3)	Total
	RMB	RMB	RMB	RMB
Assets:

Short-term investments	—	5,042,314,438	—	5,042,314,438
Investment in equity method investee under fair value option	306,275,523	—	—	306,275,523
Liabilities:
Guarantee liabilities	—	—	11,697,633	11,697,633
Convertible senior notes	—	626,692,320	—	626,692,320

	As of December 31, 2021
	Active market (Level 1)	Observable input (Level 2)	Non-observable input (Level 3)	Total
	RMB	RMB	RMB	RMB
Assets:
Short-term investments	2,412,379,263	3,514,221,498		5,926,600,761
Long-term investments	62,425,472	—	—	62,425,472
Derivative instruments	—	17,375,517	—	17,375,517
Liabilities:
Guarantee liabilities	—	—	885,303	885,303
Convertible senior notes	—	611,000,109	—	611,000,109

	As of December 31, 2021
	Active market (Level 1)	Observable input (Level 2)	Non-observable input (Level 3)	Total
	US$	US$	US$	US$
Assets:
Short-term investments	378,554,948	551,458,039		930,012,987
Long-term investments	9,795,919	—	—	9,795,919
Derivative instruments	—	2,726,598	—	2,726,598
Liabilities:
Guarantee liabilities	—	—	138,923	138,923
Convertible senior notes	—	95,879,250	—	95,879,250
As of December 31, 2020 and 2021, the discounted cash flow methodology is used to estimate the fair value of guarantee liabilities. The significant unobservable inputs used in the fair value measurement of guarantee liabilities include the discount rate and expected delinquency rates applied in the valuation models. These inputs in isolation can cause significant increases or decreases in fair value. Specifically, when a discounted cash flow model is used to determine fair value, the significant input used in the valuation model is the discount rate applied to present value the projected cash flows. Increases in the discount rate can significantly lower the fair

8

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

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
Significant Unobservable Inputs

		Range of Inputs Weighted - Average As of December 31,
Financial Liabilities	Unobservable Input	2020	2021
Guarantee liabilities	Discount rates	6.04%	6.04%
	Expected delinquency rates	22.57%-23.03%	18.77%-19.70%
Refer to Note 12.1 for additional information about Level 3 guarantee liabilities measured at fair value on a recurring basis for the years ended December 31, 2020 and 2021.
20. Related party balances and transactions

Name of related parties	Relationship with the Company
Luo Min	Founder, chief executive officer and controlling shareholder of the Company
Key management and their immediate families	The Company’s key management and their immediate families

There were no significant related party transactions in 2019, 2020 and 2021.
21. Share-based compensation
Stock options
On December 9, 2016, as a part of the restructuring, the Board of Directors of Qudian Inc. approved the 2016 Equity Incentive Plan (the “2016 Plan”), as well as the cancelation of the 2015 Share Plan and the 2015 Incentive Plan Supplementary Agreement which were approved on December 26, 2015 and May 1, 2016, respectively. During the year ended December 31, 2016, the Company granted a total of 15,299,019 of share options for the ordinary shares of Qudian Inc. under 2016 Plan. The Company granted 12,364,319 share options under the 2016 Plan to the employees as replacement awards for the 2015 plan. All the share options granted under 2016 Plan were vested over 3 to 5 years. The 2016 Plan expires 10 years from the date of the grant. The company reserved 1,000,000 shares for issuance under the 2016 Plan. The exercise price for such options is RMB 0.0006 (US$ 0.0001) per share.
The Company has set up the Share Based Payment Trust for the purpose of holding options awarded to certain employees and underlying shares before they are exercised as instructed by the employees. Shares options held by Share Based Payment Trust are legally outstanding upon satisfaction of vesting conditions.

F-
69

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

21. Share-based compensation - continued
Stock options - continued
For the years ended December 31, 2019, 2020 and 2021, the Company estimated the fair value of the options based on the quoted share price at grant date. Due to the options’ di minimis exercise price, the various assumptions used in the binomial option pricing model will not have a material impact in the calculation of the fair value of the options.
The Company recognized compensation cost for the share options on a graded vesting basis. The total share-based compensation expenses recognized by the Company for the share option granted were RMB 87,299,053, RMB 45,633,820 and RMB 35,344,620 (US$ 5,546,342) for the years ended December 31, 2019, 2020 and 2021, respectively.

A summary of share option activity under the 2016 Plan for the years ended December 31, 2020 and 2021 is as follows:

	Number of options	Weighted average exercise price	Weighted average grant date fair value	Weighted average remaining contractual term	Aggregated intrinsic value
		RMB	RMB	Years	RMB
Balance, December 31, 2019	12,055,912	—	19.87	8.18	578,275,151

Granted	878,125	—	14.51
Exercised	(797,463)	—	13.45
Forfeited	(1,066,563)	—	52.22

Balance, December 31, 2020	11,070,011	—	16.79	7.31	99,672,691

Exercised	(1,019,625)	—	13.60
Forfeited	(158,500)	—	28.96

Balance, December 31, 2021	9,891,886	—	16.92	6.30	578,275,151

Vested and expected to vest as of December 31, 2021	9,463,751	—	36.72	6.30	453,939,274

Exercisable, December 31, 2021	7,564,042	—	32.39	5.87	362,817,639

The aggregate intrinsic value in the table above represents the difference between the exercise price and the Company’s closing stock price on the last trading day in 2019, 2020 and 2021, respectively. Total intrinsic value of options exercised for the years ended December 31, 2019, 2020 and 2021 was RMB
338,242,304
, RMB
10,723,410
and RMB
13,862,597
(US$
2,175,344)
respectively.
As of December 31, 2021, total unrecognized compensation expense relating to unvested share options was RMB 25,460,836 (US$ 3,995,361). The expense is expected to be recognized over a weighted-average period of 1.49 years.

F-7
0

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

21. Share-based compensation - continued
Stock options - continued

For the years ended December 31, 2019, 2020 and 2021, the Company allocated share-based compensation expense as follows:

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Sales and marketing	4,482,323	1,912,318	1,726,837	270,978
General and administrative	74,311,629	40,894,564	29,684,217	4,658,102
Research and development	8,505,101	2,826,938	3,933,566	617,262

	87,299,053	45,633,820	35,344,620	5,546,342

22. Commitments and contingencies
Capital Commitments
The Company’s capital commitments relate primarily to commitments in connection with its plan to build an office building and innovation center. Total capital commitments contracted but not yet reflected in the financial statements as of December 31, 2020 and 2021 amounted to RMB 1,250,123,850 and RMB 545,978,654 (US$ 85,675,965) respectively. All of the commitments relating to the construction will be settled in installments.

23. Ordinary shares
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

24. Treasury shares
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

F-7
1

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
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
The
amount
of treasury shares as of December 31, 2019, 2020 and 2021 were 362,130,324, 371,551,131 and 346,320,584 shares, respectively.
As of December 31, 2021, the Company repurchased an aggregate of 83,613,291 ADSs, representing 83,613,291 Class A ordinary shares under the Share Repurchase Program, at an average price of $6.865 per ADS, for US$ 574,026,622 (RMB 3,934,156,758). As of December 31, 2021, 71,645,824 shares were canceled, and
906,237
shares were used for exercise of share options. The remaining balance of treasury shares represents 11,061,230 Class A ordinary shares, at an average price of $4.533 per ADS, for US$ 50,144,695 (RMB 352,427,812). These shares were recorded at their purchase cost on the consolidated balance sheets and have not been cancelled as of December 31, 2021.
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
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

25. Restricted net assets - continued

Company is required to allocate 1.5% of its balance of loan principal to the statutory reserve. The statutory reserves can only be used for specific purposes and not distributable as cash dividends.
Under PRC regulations, the Company’s subsidiary in the PRC with a license to provide financing guarantee service is required to provide a statutory reserve, which is appropriated from net income as reported in the Company’s statutory accounts. The Company is required to allocate
10
% of its after tax profits to the statutory reserve. The statutory reserves can only be used for specific purposes and not distributable as cash dividends.
Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the Board of Directors of the subsidiaries. The PRC entities are also subject to similar statutory reserve requirements. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances or cash dividends.
Amounts restricted that include
paid-in
capital and statutory reserve funds, as determined pursuant to PRC GAAP, were RMB 5,002 million and RMB 5,314 million (US$ 834 million) as of December 31, 2020 and 2021, respectively.
26. Condensed financial information of the parent company
The following is the condensed financial information of the Company on a parent company only basis.
Condensed balance sheets

	As of December 31,
	2020	2021
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	813,175,789	558,271,954	87,605,052
Short-term investments	—	200,238,180	31,421,740
Short-term amounts due from related parties	1,743,981,590	1,595,236,014	250,327,341

Total current assets	2,557,157,379	2,353,746,148	369,354,133

Non-current assets:
Investments in subsidiaries, VIEs and VIEs’ subsidiaries	10,178,732,276	10,850,691,369	1,702,710,255

Total non-current assets	10,178,732,276	10,850,691,369	1,702,710,255

TOTAL ASSETS	12,735,889,655	13,204,437,517	2,072,064,388

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities:
Accrued expenses and other current liabilities	6,206,202	2,020,586	317,074
Short-term amounts due to related parties	7,835,083	4,329,997	679,471

Total current liabilities	14,041,285	6,350,583	996,545

F-7
3

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

26. Condensed financial information of the parent company - continued
Condensed balance sheets - continued

	As of December 31,
	2020	2021
	RMB	RMB	US$
Non-current liabilities
Convertible senior notes	822,004,519	681,400,553	106,926,616

Total non-current liabilities	822,004,519	681,400,553	106,926,616

TOTAL LIABILITIES	836,045,804	687,751,136	107,923,161

Commitments and contingencies
Shareholders’ equity
Class A Ordinary shares (US$0.0001 par value; 656,508,828 shares authorized, 201,304,811 shares issued and 189,514,026 shares outstanding, as of December 31, 2020; 656,508,828 shares authorized, 201,304,881 shares issued and 190,243,651 shares outstanding, as of December 31, 2021)	132,052	132,052	20,722
Class B Ordinary shares (US$0.0001 par value; 63,491,172 shares authorized, 63,491,172 shares issued and outstanding, as of December 31, 2020 and 2021)	43,836	43,836	6,879
Treasury shares	(371,551,131)	(346,320,584)	(54,345,257)
Additional paid-in capital	4,007,259,660	4,017,374,973	630,413,799
Accumulated other comprehensive loss	(51,419,766)	(58,997,174)	(9,257,944)
Retained earnings	8,315,379,200	8,904,453,278	1,397,303,028

Total shareholders’ equity	11,899,843,851	12,516,686,381	1,964,141,227

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	12,735,889,655	13,204,437,517	2,072,064,388

F-7
4

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

26. Condensed financial information of the parent company - continued

Condensed statements of comprehensive income

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Share-based compensation expense	(87,299,053)	(45,633,820)	(35,344,620)	(5,546,342)
General and administrative	(43,146,732)	(38,512,789)	(9,973,856)	(1,565,116)
Interest and investment income, net	(10,149,429)	(15,718,860)	(22,506,569)	(3,531,772)
Other non-interest income	20,498,736	19,633,391	4,979,926	781,459
Foreign exchange loss, net	9,946,070	2,073,798	352,492	55,314
Income from the repurchase of convertible senior notes	—	622,109,001	12,046,522	1,890,362
Share of profit in subsidiaries, VIEs and VIEs’ subsidiaries	3,374,438,333	414,867,940	639,520,183	100,354,672

Net income before income taxes	3,264,287,925	958,818,661	589,074,078	92,438,577
Income tax expense	—	—	—	—

Net income	3,264,287,925	958,818,661	589,074,078	92,438,577

Other comprehensive income
Foreign currency translation adjustment	31,893,073	(38,454,600)	(7,577,408)	(1,189,061)

Total comprehensive income	3,296,180,998	920,364,061	581,496,670	91,249,516

Condensed statements of cash flows

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income	3,264,287,925	958,818,661	589,074,078	92,438,577
Adjustments to reconcile net income to net cash used in operating activities:
Share of profit in subsidiaries, VIEs and VIEs’ subsidiaries	(3,374,438,333)	(414,867,940)	(639,520,183)	(100,354,672)
Share-based compensation expense	87,299,053	45,633,820	35,344,620	5,546,342
Income from the repurchase of convertible senior notes	—	(622,109,001)	(12,046,522)	(1,890,362)
Accrued interest of convertible senior notes	23,934,289	27,107,232	15,982,460	2,507,997
Unrealized investment income of short-term Investments	—	—	4,264,330	669,166
Foreign exchange (income)/loss net	(9,946,070)	(2,073,798)	(352,492)	(55,314)
Changes in operating assets and liabilities:
Receivables from related party	(34,551)	(221,873,465)	(97,924)	(15,366)
Payable to employees	(2,312,714)	(176,326)	(762)	(120)
Other current receivables	1,096,665	618,772	—	—
Other current payables	4,292,086	5,651,200	(4,184,856)	(656,694)
Net cash used in operating activities	(5,821,650)	(223,270,845)	(11,537,251)	(1,810,446)

5

QUDIAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

26. Condensed financial information of the parent company - continued
Condensed statements of cash flows - continued

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

Net cash provided by /(used in) investing activities	330,197,330	1,497,130,562	(132,143,216)	(20,736,154)
Net cash provided by/(used in) financing activities	9,587,663	(1,522,314,300)	(127,088,249)	(19,942,920)
Effect of exchange rate changes on cash and cash equivalents	100,137,695	84,221,631	15,864,881	2,489,546
Net increase/(decrease) in cash and cash equivalents	434,101,038	(164,232,952)	(254,903,835)	(39,999,974)
Cash and cash equivalents at beginning of the year	543,307,703	977,408,741	813,175,789	127,605,026

Cash and cash equivalents at end of the year	977,408,741	813,175,789	558,271,954	87,605,052

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
27. Subsequent events
In January 2022, the Company repurchased convertible senior notes at market price, with a principal amount of US$ 60,000,000. In March and April 2022, the Company repurchased an aggregate of 3,488,570 ADSs, representing 3,488,570 Class A ordinary shares, at an average price of $1.192 per ADS, for US$ 4,158,751 (RMB 26,457,680).

F-7
6