Form 20-F/A
period 2020-12-31
Qudian Inc.
filed 2022-11-18
CIK 1692705

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F/A
(Amendment No. 1)

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

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of s
e
curities under a plan confirmed by a court.	☐ Yes ☐ No

Auditor Name: Ernst & Young Hua Ming LLP	Auditor Location: Shanghai, The People’s Republic of China	Auditor PCAOB ID: 1408

i

EXPLANATORY NOTE
This Amendment No. 1 on Form 20-F/A (the “Amendment”) is being filed by Qudian Inc. (the “Company,” “we,” “our,” or “us”) to amend the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, originally filed with the U.S. Securities Exchange Commission on April 29, 2021 (the “Original Filing”). The Company is filing this Amendment to (i) include the financial statements and related notes of Secoo Holding Limited (“Secoo”), as required by Rule 3-09 of Regulation S-X under the Securities Exchange Act of 1934, as amended (“Rule 3-09”) and (ii) amend Item 15 of Part II of the Original Filing to revise management’s conclusion with respect to its evaluation of the effectiveness of the Company’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
Rule 3-09 requires, among other things, that separate financial statements for unconsolidated subsidiaries and investees accounted for by the equity method to be included in the Form 20-F when such entities are individually significant. We have determined that our equity method investment in Secoo, which is elected to be measured at fair value and not consolidated in our financial statements, was significant under Rule 1-02(w) and Rule 3-09 of Regulation S-X in relation to our financial results for the years ended December 31, 2020 and 2021. This Amendment is therefore filed to supplement the Original Filing with the inclusion of the financial statements and related notes of Secoo as of December 31, 2020 and 2021 and for the years ended December 31, 2020 and 2021 (the “Financial Statements of Secoo”).
This Form 20-F/A consists solely of the cover page, this explanatory note, Items 15 and 19 of Part II, the Financial Statements of Secoo, certifications by our chief executive officer and principal financial officer, and the consent of the registered public accounting firm of Secoo. This Amendment does not affect any other parts of, or exhibits to, the Original Filing, nor does it reflect events occurring after the date of the Original Filing. Accordingly, this Amendment should be read in conjunction with the Original Filing and with our filings with the U.S. Securities and Exchange Commission (the “SEC”) subsequent to the Original Filing.

PART II

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the specified time periods and accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Our management, under the supervision and with the participation of our principal executive officer and our principal financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, as of December 31, 2020. Based on that evaluation, our principal executive officer and principal financial officer have concluded that due to the issue set forth below, our disclosure controls and procedures were not effective as of December 31, 2020 in ensuring that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. In particular, we failed to timely seek guidance from the staff of the SEC as to whether we can include the financial statements of Secoo for the years ended December 31, 2020 and 2021 in lieu of its financial statements for the period from June 17, 2020 to December 31, 2020 and the period from January 1, 2021 to December 28, 2021, during which we had significant influence over Secoo, in our annual report in order to satisfy the requirements of Rule 3-09.

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

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP has audited the effectiveness of our internal control over financial reporting as of December 31, 2020, as stated in its report, which appears on page F-6 of the Original Filing.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Second Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.3 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

2.1	Form of American Depositary Receipt evidencing American Depositary Shares (incorporated herein by reference to Exhibit (a) to the registration statement on Form F-6 (File No. 333-220779) filed with the Securities and Exchange Commission on October 3, 2017 with respect to American depositary shares representing our Class A ordinary shares)

2.2	Specimen of Ordinary Share Certificate (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

2.3	Form of Deposit Agreement between the Registrant and Deutsche Bank Trust Company Americas, as depositary (incorporated herein by reference to Exhibit (a) to the registration statement on Form F-6 (File No. 333-220779) filed with the Securities and Exchange Commission on October 3, 2017 with respect to American depositary shares representing our Class A ordinary shares)

2.4	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated herein by reference to Exhibit 2.4 to the annual report on Form 20-F (File No. 001-38230), filed with the Securities and Exchange Commission on April 27, 2020)

4.1	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.2	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.3	Qudian Inc. 2016 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.4	Amendment No. 1 to Qudian Inc. 2016 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.5	Amendment No. 2 to Qudian Inc. 2016 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.6	English Translation of Equity Interest Pledge Agreement concerning Beijing Happy Time, among Ganzhou Qufenqi, Mr. Min Luo, Tianjin Happy Share, Shanghai Yunxin Venture Capital Co., Ltd., Phoenix Auspicious Internet Investment L.P., Tianjin Blue Run Xinhe Investment Center L.P., Jiaxins Blue Run Quchuan Investment L.P., Ningbo Yuanfeng Venture Capital L.P., Shenzhen Guoshens Oianhai Investment Co., Ltd., Beijing Kunlun Tech Co., Ltd. and Beijing Happy Time, dated December 9, 2016 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-l (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.7	English translation of Power of Attorney Agreement concerning Beijing Happy Time, between Ganzhou Qufenqi and Tianjin Happy Share, dated December 9, 2016 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.8	English translation of Power of Attorney Agreement concerning Beijing Happy Time, between Ganzhou Qufenqi and Shanghai Yunxin Venture Capital Co., Ltd., dated December 9, 2016 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.9	English translation of Power of Attorney Agreement concerning Beijing Happy Time, between Ganzhou Qufenqi and Phoenix Auspicious Internet Investment L.P., dated December 9, 2016 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.10	English translation of Power of Attorney Agreement concerning Beijing Happy Time, between Ganzhou Qufenqi and Tianjin Blue Run Xinhe Investment Center L.P., dated December 9, 2016 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.11	English translation of Power of Attorney Agreement concerning Beijing Happy Time, between Ganzhou Qufenqi and Jiaxing Blue Run Quchuan Investment L.P., dated December 9, 2016 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.12	English translation of Power of Attorney Agreement concerning Beijing Happy Time, between Ganzhou Qufenqi and Ningbo Yuanfeng Venture Capital L.P., dated December 9, 2016 (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.13	English translation of Power of Attorney Agreement concerning Beijing Happy Time, between Ganzhou Qufenqi and Shenzhen Guosheng Qianhai Investment Co., Ltd., dated December 9, 2016 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.14	English translation of Power of Attorney Agreement concerning Beijing Happy Time, between Ganzhou Qufenqi and Beijing Kunlun Tech Co., Ltd., dated December 9, 2016 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.15	English translation of Power of Attorney Agreement concerning Beijing Happy Time, between Ganzhou Qufenqi and Mr. Min Luo, dated December 9, 2016 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.16	English translation of Exclusive Business Cooperation Agreement among Ganzhou Qufenai, Beijing Happy Time, Ganzhou Network, Ganzhou Happy Fenqi and Fuzhou Happy Time Technology Co., Ltd., dated December 9, 2016 (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-l (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.17	English translation of Exclusive Call Option Agreement concerning Beijing Happy Time, among Ganzhou Qufenqi, Mr. Min Luo, Tianjin Happy Share, Shanghai Yunxin Venture Capital Co., Ltd., Phoenix Auspicious Internet Investment L.P., Tianjin Blue Run Xinhe Investment Center L.P., Jiaxing Blue Run Quchuan Investment L.P., Ningbo Yuanfeng Venture Capital L.P., Shenzhen Guosheng Qianhai Investment Co., Ltd., Beijing Kunlun Tech Co., Ltd. and Beijing Happy Time, dated December 9, 2016 (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.18	Financial Support Undertaking Letter issued by the Registrant to Beijing Happy Time, dated February 15, 2017 (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.19	English translation of Equity Interest Pledge Agreement concerning Ganzhou Qudian, among Ganzhou Qufenqi, Mr. Min Luo, Mr. Lianzhu Lv and Ganzhou Qudian, dated May 1, 2017 (incorporated herein bv reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.20	English translation of Power of Attorney Agreement concerning Ganzhou Qudian, between Mr. Min Luo and Ganzhou Qufenqi, dated May 1, 2017 (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.21	English translation of Power of Attorney Agreement concerning Ganzhou Qudian, between Mr. Lianzhu Lv and Ganzhou Qufenqi, dated May 1, 2017 (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.22	English translation of Exclusive Business Cooperation Agreement between Ganzhou Qufenai and Ganzhou Qudian, dated May 1, 2017 (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.23	English translation of Exclusive Call Option Agreement concerning Ganzhou Qudian, among Ganzhou Qufenqi, Mr. Min Luo, Mr. Lianzhu Lv and Ganzhou Qudian, dated May 1, 2017 (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.24	Financial Support Undertaking Letter issued by the Registrant to Ganzhou Qudian, dated May 1, 2017 (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.25	English translation of Equity Interest Pledge Agreement concerning Hunan Qudian, among Ganzhou Qufenqi, Mr. Min Luo, Mr. Hongjia He and Hunan Qudian, dated May 1, 2017 (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.26	English translation of Power of Attorney Agreement concerning Hunan Qudian, between Mr. Min Luo and Ganzhou Qufenqi, dated May 1, 2017 (incorporated herein by reference to Exhibit 10.26 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.27	English translation of Power of Attorney Agreement concerning Hunan Qudian, between Mr. Hongjia He and Ganzhou Qufenqi, dated May 1, 2017 (incorporated herein by reference to Exhibit 10.27 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.28	English translation of Exclusive Business Cooperation Agreement between Ganzhou Qufenqi and Hunan Qudian, dated May 1, 2017 (incorporated herein by reference to Exhibit 10.28 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.29	English translation of Exclusive Call Option Agreement concerning Hunan Qudian, among Ganzhou Qufenqi, Mr. Min Luo, Mr. Hongjia He and Hunan Qudian, dated May 1, 2017 (incorporated herein by reference to Exhibit 10.29 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.30	Financial Support Undertaking Letter issued by the Registrant to Hunan Qudian, dated May 1, 2017 (incorporated herein by reference to Exhibit 10.30 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.31	Trust Deed Constituting Qudian Inc. Equity Incentive Trust, dated December 30, 2016, between Qudian Inc. and Ark Trust (Hong Kong) Limited (incorporated herein by reference to Exhibit 10.37 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.32	English translation of Equity Interest Pledge Agreement concerning Xiamen Qudian, among Ganzhou Qufenqi, Mr. Min Luo and Xiamen Qudian, dated June 20, 2017 (incorporated herein by reference to Exhibit 10.38 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.33	English translation of Power of Attorney Agreement concerning Xiamen Qudian, between Ganzhou Qufenai and Mr. Min Luo, dated June 20, 2017 (incorporated herein by reference to Exhibit 10.39 to the registration statement on Form F-l (File No. 333-220511), as amended, initially Filed with the Securities and Exchange Commission on September 18, 2017)

4.34	English translation of Exclusive Business Cooperation Agreement between Ganzhou Qufenqi and Xiamen Qudian, dated June 20, 2017 (incorporated herein by reference to Exhibit 10.40 to the registration statement on Form F-l (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.35	English translation of Exclusive Call Option Agreement concerning Xiamen Qudian, among Ganzhou Qufenai, Mr. Min Luo and Xiamen Qudian, dated June 20, 2017 (incorporated herein by reference to Exhibit 10.41 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.36	Financial Support Undertaking Letter issued by the Registrant to Xiamen Qudian, dated June 20, 2017 (incorporated herein by reference to Exhibit 10.42 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.37	English translation of Equity Interest Pledge Agreement concerning Xiamen Qu Plus Plus, among Xiamen Youxiang, Mr. Min Luo, Mr. Long Xu and Xiamen Qu Plus Plus, dated July 1, 2019 (incorporated herein by reference to Exhibit 4.37 to the annual report on Form 20-F (File No. 001-38230), filed with the Securities and Exchange Commission on April 27, 2020)

4.38	English translation of Power of Attorney Agreement concerning Xiamen Qu Plus Plus, between Mr. Min Luo and Xiamen Youxiang, dated July 1, 2019 (incorporated herein by reference to Exhibit 4.38 to the annual report on Form 20-F (File No. 001-38230), filed with the Securities and Exchange Commission on April 27, 2020)

4.39	English translation of Power of Attorney Agreement concerning Xiamen Qu Plus Plus, between Mr. Long Xu and Xiamen Youxiang, dated July 1, 2019 (incorporated herein by reference to Exhibit 4.39 to the annual report on Form 20-F (File No. 001-38230), filed with the Securities and Exchange Commission on April 27, 2020)

4.40	English translation of Exclusive Business Cooperation Agreement between Xiamen Youxiang and Xiamen Qu Plus Plus, dated July 1, 2019 (incorporated herein by reference to Exhibit 4.40 to the annual report on Form 20-F (File No. 001-38230), filed with the Securities and Exchange Commission on April 27, 2020)

4.41	English translation of Exclusive Call Option Agreement concerning Xiamen Qu Plus Plus, among Xiamen Youxiang, Mr. Min Luo, Mr. Long Xu and Xiamen Qu Plus Plus, dated July 1, 2019 (incorporated herein by reference to Exhibit 4.41 to the annual report on Form 20-F (File No. 001-38230), filed with the Securities and Exchange Commission on April 27, 2020)

4.42	Financial Support Undertaking Letter issued by the Registrant to Xiamen Qu Plus Plus, dated July 1, 2019 (incorporated herein by reference to Exhibit 4.42 to the annual report on Form 20-F (File No. 001-38230), filed with the Securities and Exchange Commission on April 27, 2020)

4.43	Indenture, dated July 1, 2019, between the Registrant and Deutsche Bank Trust Company Americas, as Trustee, relating to the issuance of Registrant’s 1.00% Convertible Senior Notes due 2026 (incorporated herein by reference to Exhibit 4.43 to the annual report on Form 20-F (File No. 001-38230), filed with the Securities and Exchange Commission on April 27, 2020)

4.44†	WLM Kids Inc. 2021 Share Incentive Plan

8.1†	List of Subsidiaries

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1†	Consent of Tian Yuan Law Firm

15.2†	Consent of Ernst & Young Hua Ming LLP

15.3*	Consent of Shandong Haoxin Certified Public Accountants Co., Ltd. regarding the opinion in Exhibit 99.1

99.1*	Consolidated Financial Statements of Secoo Holding Limited as of December 31, 2020 and 2021 and for the years ended December 31, 2020 and 2021

101.INS†	Inline XBRL Instance Document

101.SCH†	Inline XBRL Taxonomy Extension Schema Document

101.CAL†	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF†	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB†	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE†	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

†	Filed on April 29, 2021
*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QUDIAN INC.

By:	/s/ Min Luo
Name:	Min Luo
Title:	Chairman and Chief Executive Officer

Date: November 18, 2022