Form 20-F
period 2022-12-31
Qudian Inc.
filed 2023-04-28
CIK 1692705

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.	168,755,154 Class A ordinary shares 63,491,172 Class B ordinary shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.	☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.	☐ Yes ☒ No

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.   ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive oﬃcers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

☐ Yes ☐ No

i

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Except where the context otherwise requires, references in this annual report to:

●	“ADSs” are to our American depositary shares, each of which represents one Class A ordinary share, and “ADRs” are to the American depositary receipts that evidence our ADSs;
●	“amount of transactions” are to the aggregate principal amount of credit drawdowns that are provided to borrowers in the specified period, which are comprised of (i) credit drawdowns that are facilitated under the Group’s loan book business and (ii) credit drawdowns that are facilitated under the Group’s transaction services business;
●	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan, the Hong Kong Special Administrative Region and the Macao Special Administrative Region;
●	“the Group” are to Qudian Inc., the Group VIEs and their respective subsidiaries;
●	“Group VIEs” are to Beijing Happy Time Technology Development Co., Ltd., or Beijing Happy Time, Xiamen Qudian Technology Co., Ltd., or Xiamen Qudian, and Ganzhou Qudian Technology Co., Ltd, or Ganzhou Qudian;
●	“loan book business” are to the Group’s business of offering small credit products to consumers; the relevant transactions may be funded by the Group’s institutional funding partners or the Group’s own capital, and the Group undertakes credit risk for such transactions. The Group ceased new credit offering under its loan book business since September 6, 2022;
●	“M1+ delinquency coverage ratio” are to the balance of allowance for principal and financing service fee receivables at the end of a period, divided by the total balance of outstanding principal for on-balance sheet transactions for which any installment payment was more than 30 calendar days past due as of the end of such period;
●	“M1+ delinquency rate by vintage” are to the total outstanding principal balance of the transactions of a vintage for which any repayment is overdue for more than 30 days, divided by the total initial principal of the transactions facilitated in such vintage;
●	“off-balance sheet transactions” are to credit drawdowns under the Group’s loan book business that are not recorded on the Group’s balance sheets; the Group bears credit risk for such transactions;
●	“on-balance sheet transactions” are to credit drawdowns under the Group’s loan book business that are recorded on the Group’s balance sheets;
●	“provision ratio” are to the amount of provision for loan principal and financing service fee receivables incurred during a period as a percentage of the total amount of on-balance sheet transactions facilitated during such period;
●	“P2P platforms” are to financial information intermediaries that are engaged in lending information business and directly provide peers, which can be natural persons, legal persons or other organizations, with lending information services;
●	“Qudian marketplace” are to the Group’s online marketplace where consumers purchased merchandise offered by third-party merchandise suppliers with the Group’s merchandise credit products;
●	“RMB” or “Renminbi” are to the legal currency of China;
●	“small credit products” are to cash or merchandise credit products that are less than RMB5,000 in amount;

●	“Subsidiary” are to an entity controlled by Qudian Inc. and consolidated with Qudian Inc.’s results of operations due to Qudian Inc.’s equity interest in such entity, instead of contractual arrangements; for avoidance of doubt, the Group VIEs are not subsidiaries of Qudian Inc.;
●	“transaction services business” are to the Group’s business of offering loan recommendation and referral services to third-party financial service providers; the Group assumes no credit risk for the transactions facilitated under the transaction services business; the Group ceased its transaction services business in the third quarter of 2021;
●	“transactions” are to borrowers’ credit drawdowns from the Group’s platform;
●	“US$,” “U.S. dollars,” or “dollars” are to the legal currency of the United States;
●	“vintage” are to the on-balance sheet transactions and off-balance sheet transactions facilitated under the loan book business during a specified time period; and
●	“we,” “us,” “our company” and “our” are to Qudian Inc. and/or its subsidiaries, as the context requires.

The translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.8972 to US$1.00, the exchange rates set forth in the H. 10 statistical release of the Federal Reserve Board on December 30, 2022. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On March 31, 2023, the noon buying rate for Renminbi was RMB6.8676 to US$1.00.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains statements of a forward-looking nature. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements are made under the “safe harbor” provision under Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and as defined in the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause the Group’s actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. These forward-looking statements relate to, among others:

●	the Group’s goal and strategies;
●	the Group’s expansion plans;
●	the Group’s future business development, financial condition and results of operations;
●	the Group’s expectations regarding demand for, and market acceptance of, the Group’s products and services;
●	the Group’s expectations regarding keeping and strengthening its relationships with customers, business partners and other parties the Group collaborates with; and
●	general economic and business conditions.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect the Group’s financial condition, results of operations, business strategy and financial needs.

You should read these statements in conjunction with the risks disclosed in “Item 3.D. Key Information-Risk Factors” of this annual report and other risks outlined in our other filings with the Securities and Exchange Commission, or the SEC. Moreover, the Group operates in an emerging and evolving environment. New risks may emerge from time to time, and it is not possible for our management to predict all risks, nor can we assess the impact of such risks on the Group’s business or the extent to which any risk, or combination of risks, may cause actual results to differ materially from those contained in any forward-looking statements. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we have referred to in this annual report, completely and with the understanding that the Group’s actual future results may be materially different from what we expect.

Part I.

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.KEY INFORMATION

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

Under the PRC laws and regulations, the operations of Internet content providers in the PRC are subject to foreign investment restrictions and license requirements. Therefore, we operate such businesses in China through the Group VIEs. Currently, the Group VIEs are (i) Beijing Happy Time, (ii) Ganzhou Qudian and (iii) Xiamen Qudian. We have entered into a series of contractual arrangements with each of the Group VIEs and the respective shareholders of the Group VIEs, including (i) power of attorney agreements and equity interest pledge agreements, which provide us with the power to direct the activities that most significantly impact the economic performance of the Group VIEs; (ii) exclusive business cooperation agreements, which allow us to receive substantially all of the economic benefits from the Group VIEs; and (iii) exclusive call option agreements, which provide us with exclusive options to purchase all or part of the equity interests in or all or part of the assets of or inject registered capital into the Group VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, we are the primary beneficiary of the Group VIEs for accounting purposes. We have consolidated their financial results in the Group’s consolidated financial statements. However, we do not own any equity interest in the Group VIEs.

The contractual arrangements with the Group VIEs and the respective shareholders of the Group VIEs may not be as effective as direct ownership in providing us with control over the Group VIEs. If any of the Group VIEs or the respective shareholders of the Group VIEs fails to perform their obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. Furthermore, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law. If the PRC government deems that the contractual arrangements in relation to the Group VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, our ADSs may significantly decline in value or become worthless if we are unable to assert our contractual control rights over the assets of the Group VIEs. See “Item 3. Key Information⸺D. Risk Factors⸺Risks Related to Our Corporate Structure.”

Operations in China

The Group faces various legal and operational risks and uncertainties associated with being based in and having its operations primarily in China and the country’s complex and evolving laws and regulations. For example, the Group faces risks associated with regulatory approvals on offerings conducted overseas by and foreign investment in China-based issuers, the use of the Group VIEs, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, which may impact the Group’s ability to conduct certain businesses, accept foreign investments, or list on a U.S. or other foreign exchange outside of China. In addition, the Chinese government may intervene or influence the Group’s operations at any time. These risks could result in a material adverse change in the Group’s operations and the value of our ADSs and Class A ordinary shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. See “Item 3. Key Information⸺D. Risks Factors⸺Risks Related to Doing Business in China.”

Furthermore, the Holding Foreign Companies Accountable Act, or the HFCA Act, may affect our ability to maintain our listing on the NYSE. Among other things, the HFCA Act states that if the SEC determines that we are an issuer that has filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for two consecutive years, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. In the event of such determination by the SEC, the NYSE would delist our ADSs. In December 2021, the U.S. Public Company Accounting Oversight Board, or the PCAOB, PCAOB made its determinations, or the 2021 determinations, pursuant to the HFCA Act that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong, including our auditor Ernst & Young Hua Ming LLP. After we filed our annual report on Form 20-F for the fiscal year ended December 31, 2021 that included an audit report issued by Ernst & Young Hua Ming LLP on April 29, 2022, the SEC conclusively identified us as an SEC-identified issuer on May 26, 2022. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a SEC-identified issuer under the HFCA Act after we file this annual report on Form 20-F for the year ended December 31, 2022. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a SEC-identified issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a SEC-identified issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCA Act. See “Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections” and “Item 3. Key Information⸺D. Risks Factors⸺Risks Related to Doing Business in China⸺If the PCAOB determines that it is unable to inspect or investigate completely our auditor at any point in the future, our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, as amended, or the HFCA Act, and any such trading prohibition on our ADSs or threat thereof may materially and adversely affect the price of our ADSs and value of your investment.”

PRC Permissions and Approvals

The Group has received all material permissions that are, or may be, required for its operations in China, and no material permission has been denied from the Group by relevant authorities in China. See “Item 4. Information on the Company⸺B. Business Overview-Licenses and Permissions Requirements.” However, the Group is subject to risks relating to the regulatory environment in China. See “Item 3. Key Information⸺D. Risk Factors⸺Risks Related to Doing Business in China⸺There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations. In addition, rules and regulations in China can change quickly with little advance notice.”

Furthermore, the PRC authorities have recently promulgated new or proposed laws and regulations to further regulate securities offerings that are conducted overseas by China-based issuers. For more detailed information, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on M&A Rules and Overseas Listings”. According to these new laws and regulations and the draft laws and regulations if enacted in their current forms, in connection with our future offshore offering activities, we may be required to fulfill filing, reporting procedures with or obtain approval from the China Securities Regulatory Commission, and may be required to go through cybersecurity review by the PRC authorities. However, we cannot assure you that we can obtain the required approval or accomplish the required filing or other regulatory procedures in a timely manner, or at all. See “Item 3. Key Information⸺D. Risks Factors⸺Risks Related to Doing Business in China⸺The approval or filing requirement of the China Securities Regulatory Commission, or the CSRC, may be required in connection with any future offering we may conduct, and, if required, we cannot predict whether we will be able to obtain such approval or complete such filings” and “Item 3. Key Information⸺D. Risks Factors⸺Risks Related to Doing Business in China⸺The greater oversight by the Cyberspace Administration of China, or the CAC, over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering.”

Cash Transfers within Our Corporate Structure

Our subsidiaries and the Group VIEs conduct business transactions that include intercompany loans and other intercompany transactions related to operating activities, subject to satisfaction of applicable government registration and approval requirements. We have established stringent cash management policies and procedures for cash flows within the Group. Each transfer of funds among our Cayman Islands holding company, our subsidiaries and the VIE is subject to internal approval. In general, transfer of funds is required to be effected through online banking system. Our management is directly supervising cash management. The Group VIE may initiate a cash request by putting forward a cash request plan, which explains the specific amount and timing of cash requested, and submitting it to the finance department. The cashier specialists of our financial department review the cash request and submit it to relevant management personnel for approval according to our internal control procedures. To ensure the liquidity, there is no limit on the amount of cash that can be transferred within our Group. In addition, we monitor our cash balance on a daily basis and conduct periodic review on our cash holdings. The cash flows occurred between our company, our subsidiaries and the Group VIEs are summarized below:

For the years ended December 31, 2020, 2021 and 2022, our company did not provide any capital contribution to our subsidiaries. For the years ended December 31, 2020, 2021 and 2022, the Group VIEs provided loans of RMB488 million, RMB141 million and RMB85 million (US$12 million), respectively, to our subsidiaries, and received repayments of RMB1,051 million, RMB642 million and RMB140 million (US$20 million), respectively. For the years ended December 31, 2020, 2021 and 2022, our subsidiaries provided loans of RMB1,854 million, RMB410 million and RMB77 million (US$11 million), respectively, to the Group VIEs, and received repayments of RMB322 million, RMB189 million and RMB5 million (US$1 million), respectively.

With respect to other intercompany transactions related to operating activities, our company received cash from our subsidiaries amounted to RMB1,029 million, nil and RMB443 million (US$64 million) for the years ended December 31, 2020, 2021 and 2022, respectively, and paid cash to our subsidiaries amounted to RMB553 million, RMB33 million and RMB93 million (US$13 million) for the years ended December 31, 2020, 2021 and 2022, respectively. The Group VIEs received cash from our subsidiaries amounted to RMB212 million, RMB308 million and RMB32 million (US$5 million) for the years ended December 31, 2020, 2021 and 2022, respectively, and repaid cash to our subsidiaries amounted to RMB335 million, RMB942 million and RMB53 million (US$8 million) for the years ended December 31, 2020, 2021 and 2022, respectively. The Group VIEs received cash from our company amounted to RMB543 million, nil and RMB139 million (US$20 million) for the years ended December 31, 2020, 2021 and 2022, respectively, and repaid cash to our company amounted to RMB365 million, RMB150 million and RMB95 million (US$14 million) for the years ended December 31, 2020, 2021 and 2022, respectively.

We are subject to restrictions on currency exchange. In particular, the PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, currency remittance out of the PRC. Since the Group receives substantially all of its revenues in Renminbi and cash flow will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit the Group’s ability to utilize cash generated in Renminbi to fund the Group’s business activities outside of the PRC or pay dividends in foreign currencies to our shareholders, including holders of the ADSs, and may limit our ability to obtain foreign currency through debt or equity financing for our PRC subsidiaries and the affiliated consolidated entities. See “Item 3. Key Information⸺D. Risk Factors⸺Risks Related to Doing Business in China⸺PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of our initial public offering to make loans to our PRC subsidiaries and Group VIEs, or to make additional capital contributions to our PRC subsidiaries.” In addition, there are certain limitations on the ability of our PRC subsidiaries and the Group VIEs to distribute earnings to our offshore holding companies and the U.S. investors. In particular, each of our PRC subsidiaries, the Group VIEs and their subsidiaries in the PRC are required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered capital, are not distributable as cash dividends. See “Item 3. Key Information⸺D. Risk Factors⸺Risks Related to Our Corporate Structure⸺We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements.”

If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to us.

Since inception, we have not declared or paid any dividends on our shares. We do not have any present plan to declare or pay any dividends on our ordinary shares or ADSs in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information⸺A. Consolidated Statements and Other Financial Information⸺Dividend Policy.”

For certain Cayman Islands, PRC and United States federal income tax considerations of an investment in the ADSs and Class A ordinary shares, see “Item 10. Additional Information⸺E. Taxation.”

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

Condensed Consolidated Schedule of Results of Operation

	For the year ended December 31,
	2020					2021					2022
	Parent Company	Subsidiaries of Parent Company	Group VIEs	Elimination	Consolidated	Parent Company	Subsidiaries of Parent Company	Group VIEs	Elimination	Consolidated	Parent Company	Subsidiaries of Parent Company	Group VIEs	Elimination	Consolidated

	(RMB in thousands)					(RMB in thousands)					(RMB in thousands)
Third-party revenues	—	248,062	3,532,955	(93,043)	3,687,974	—	550,886	1,591,171	(488,014)	1,654,043	—	276	577,217	—	577,493
Intra-Group revenues(1)	—	214,272	16,503	(230,775)	—	—	648	9,541	(10,189)	—	—	128	785	(913)	—
Total revenues	—	462,334	3,549,458	(323,818)	3,687,974	—	551,534	1,600,712	(498,203)	1,654,043	—	404	578,002	(913)	577,493
Third-party costs and expenses	(84,147)	(298,575)	(1,447,312)	217,801	(1,612,233)	(45,318)	(99,247)	(947,955)	81,878	(1,010,642)	(50,254)	(7,346)	(966,669)	23,834	(1,000,435)
Intra-Group costs and expenses(1)	—	(45,692)	(135,105)	180,797	—	—	(490,060)	(648)	490,708	—	—	(913)	—	913	—
Total costs and expenses	(84,147)	(344,267)	(1,582,417)	398,598	(1,612,233)	(45,318)	(589,307)	(948,603)	572,586	(1,010,642)	(50,254)	(8,259)	(966,669)	24,747	(1,000,435)
Operating gain/(loss)	(84,147)	118,067	1,967,041	74,780	2,075,741	(45,318)	(37,773)	652,109	74,383	643,401	(50,254)	(7,855)	(388,667)	23,834	(422,942)
Income (loss) from non-operations	628,098	(265,671)	(1,404,569)	(74,780)	(1,116,922)	(5,128)	(194,327)	216,364	(74,383)	(57,474)	8,834	(91,174)	167,065	(23,835)	60,890
Share of loss in subsidiaries	(192,797)	—	—	192,797	—	(292,444)	—	—	292,444	—	(121,865)	—	—	121,865	—
Contractual interests in VIEs and VIEs’ subsidiaries(3)	607,665	—	—	(607,665)	—	931,964	—	—	(931,964)	—	(198,679)	—	—	198,679	—
Net income/(loss)	958,819	(147,604)	562,472	(414,868)	958,819	589,074	(232,100)	868,473	(639,520)	585,927	(361,964)	(99,029)	(221,602)	320,543	(362,052)

Condensed Consolidated Schedule of Balance Sheets

	For the year ended December 31,
	2020					2021					2022
	Parent Company	Subsidiaries of Parent Company	Group VIEs	Elimination	Consolidated	Parent Company	Subsidiaries of Parent Company	Group VIEs	Elimination	Consolidated	Parent Company	Subsidiaries of Parent Company	Group VIEs	Elimination	Consolidated

	(RMB in thousands)					(RMB in thousands)					(RMB in thousands)
Cash and cash equivalents	813,176	149,933	574,449	—	1,537,558	558,272	123,342	1,383,881	—	2,065,495	559,373	230,325	2,696,678	—	3,486,376
Restricted cash	—	128,879	6,525	—	135,404	—	158,332	19,593	—	177,925	—	10,479	75,893	—	86,372
Total current assets	813,176	1,270,729	9,534,136	72,435	11,690,476	758,510	1,909,229	9,787,359	(237,009)	12,218,089	777,311	266,947	10,077,616	(63,348)	11,058,526
Investments in subsidiaries(2)	10,178,732	—	—	(10,178,732)	—	10,850,691	—	—	(10,850,691)	—	10,406,137	—	—	(10,406,137)	—
Total non-current assets	—	345,467	1,360,689	1,400	1,707,556	—	105,027	1,744,115	23,895	1,873,037	—	44,263	1,619,592	24,054	1,687,909
Amounts due from Qudian Inc.	—	3,505	4,330	(7,835)	—	—	—	4,330	(4,330)	—	—	—	3,880	(3,880)	—
Amounts due from subsidiaries	1,564,134	—	1,506,501	(3,070,635)	—	1,569,605	—	1,975,679	(3,545,284)	—	797,287	—	105,833	(903,120)	—
Amounts due from VIEs and VIEs’ subsidiaries	179,847	1,080,556	—	(1,260,403)	—	25,631	889,898	—	(915,529)	—	70,882	11,364	—	(82,246)	—
Amounts due from group companies	1,743,981	1,084,061	1,510,831	(4,338,873)	—	1,595,236	889,898	1,980,009	(4,465,143)	—	868,169	11,364	109,713	(989,246)	—
Total assets	12,735,889	2,700,257	12,405,656	(14,443,770)	13,398,032	13,204,437	2,904,154	13,511,483	(15,528,948)	14,091,126	12,051,617	322,574	11,806,921	(11,434,677)	12,746,435
Total current liabilities	6,206	140,961	281,482	43,959	472,608	2,021	128,276	423,523	(60,303)	493,517	5,024	55,158	584,278	(59,530)	584,930
Total non-current liabilities	822,005	881	184,761	7,933	1,015,580	681,401	—	592,668	(200,000)	1,074,069	—	10	118,783	—	118,793
Amounts due to Qudian Inc.	—	1,564,134	179,847	(1,743,981)	—	—	1,569,605	25,631	(1,595,236)	—	—	797,287	70,882	(868,169)	—
Amounts due to subsidiaries	3,505	—	1,080,556	(1,084,061)	—		—	889,898	(889,898)	—	—	—	11,364	(11,364)	—
Amounts due to VIEs and VIEs’ subsidiaries	4,330	1,506,501	—	(1,510,831)	—	4,330	1,975,679	—	(1,980,009)	—	3,880	105,833	—	(109,713)	—
Amounts due to group companies	7,835	3,070,635	1,260,403	(4,338,873)	—	4,330	3,545,284	915,529	(4,465,143)	—	3,880	903,120	82,246	(989,246)	—
Total liabilities	836,046	3,212,477	1,726,646	(4,286,981)	1,488,188	687,752	3,673,560	1,931,720	(4,725,446)	1,567,586	8,904	958,288	785,307	(1,048,776)	703,723

Condensed Consolidated Schedule of Cash Flows

	For the year ended December 31,
	2020					2021					2022
	Parent Company	Subsidiaries of Parent Company	Group VIEs	Elimination	Consolidated	Parent Company	Subsidiaries of Parent Company	Group VIEs	Elimination	Consolidated	Parent Company	Subsidiaries of Parent Company	Group VIEs	Elimination	Consolidated

	(RMB in thousands)					(RMB in thousands)					(RMB in thousands)
Cash flows generated from/(used in) operating activities	(223,271)	(86,145)	2,250,346	530,782	2,471,712	(11,537)	1,003,060	747,408	(816,866)	922,065	44,844	172,649	(329,949)	373,327	260,871
Cash flows (used in)/generated from investing activities	1,497,131	(135,982)	(2,252,530)	(2,378,495)	(3,269,876)	(132,143)	(927,961)	645,957	167,567	(246,580)	908,576	1,240,565	489,499	(753,811)	1,884,829
Cash flows generated from/(used in) financing activities	(1,522,314)	(734,396)	(1,429,390)	2,094,828	(1,591,272)	(127,088)	(108,221)	(571,156)	722,273	(84,192)	(834,991)	(701,934)	575,110	126,824	(834,991)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	84,221	106,134	571	(247,115)	(56,189)	15,864	35,984	291	(72,974)	(20,835)	(117,328)	(91,304)	(26,408)	253,660	18,620
Net increase/(decrease) in cash, cash equivalents and restricted cash	(164,233)	(850,389)	(1,431,003)	—	(2,445,625)	(254,904)	2,862	822,500	—	570,458	1,101	619,976	708,252	—	1,329,329

(1) Represents the intra-group transaction charge under a series of commercial agreements among the our subsidiaries, the Group VIEs and subsidiaries of the Group VIEs.

(2) Represents our investments in our subsidiaries.

(3) Represents the primary beneficiary’s share of income/(loss) generated from the Group VIEs and their subsidiaries.

A.[Reserved]

B.Capitalization and Indebtedness

Not Applicable.

C.Reasons for the Offer and Use of Proceeds

Not Applicable.

D.Risk Factors

Summary of Risk Factors

Investing in our ADSs and Class A ordinary shares involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our ADSs and Class A ordinary shares. Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Related to Our Business and Industry

●	The Group is in the process of winding down its credit business, and its revenue has and may continue to decrease significantly.
●	The Group historically operated its credit business, and it may be subject to penalties or administrative actions if the relevant regulatory authorities considered the Group’s past practice relating to its credit business to be not compliant with the relevant laws and regulations.
●	We intend to continue to explore new business opportunities, and such new businesses may not deliver the expected benefits.
●	From time to time the Group may evaluate and potentially consummate strategic investments or acquisitions, which could require significant management attention, disrupt its business and materially and adversely affect its financial results.

Risks Related to Our Corporate Structure

●	If the PRC government deems that the contractual arrangements in relation to the Group VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.
●	Our contractual arrangements with the Group VIEs may result in adverse tax consequences to the Group.
●	We rely on contractual arrangements with the Group VIEs and their shareholders to operate the our business, which may be less effective than direct ownership in providing operational control and otherwise have a material adverse effect than to our business.
●	The shareholders of the Group VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.
●	Our corporate actions will be substantially controlled by our founder, chairman and chief executive officer, Mr. Min Luo, who will have the ability to control or exert significant influence over important corporate matters that require approval of shareholders, which may deprive you of an opportunity to receive a premium for your ADSs and materially reduce the value of your investment.

Risks Related to Doing Business in China

●	Changes in the political and economic policies of the PRC government may materially and adversely affect the Group’s business, financial condition and results of operations and may result in the Group’s inability to sustain its growth and expansion strategies.
●	There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations. In addition, rules and regulations in China can change quickly with little advance notice.
●	The audit report included in this annual report is prepared by an auditor which the U.S. Public Company Accounting Oversight Board was unable to inspect and investigate completely before 2022 and, as such, our investors have been deprived of the benefits of such inspections in the past, and may be deprived of the benefits of such inspections in the future.
●	If the PCAOB determines that it is unable to inspect or investigate completely our auditor at any point in the future, our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, as amended, or the HFCA Act, and any such trading prohibition on our ADSs or threat thereof may materially and adversely affect the price of our ADSs and value of your investment.
●	The opinions on supervision of illegal securities activities issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council may subject us to additional compliance requirements in the future.
●	The approval or filing requirement of the China Securities Regulatory Commission, or the CSRC, may be required in connection with any future offering we may conduct, and, if required, we cannot predict whether we will be able to obtain such approval or complete such filings.
●	PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.
●	Any failure to comply with PRC regulations regarding our employee share incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.
●	We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements.

Risks Related to Our Ordinary Shares and ADSs

●	The trading price of our ADSs may be volatile, which could result in substantial losses to you.
●	If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline.
●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ADSs for return on your investment.

Risks Related to Our Business and Industry

The Group is in the process of winding down its credit business, and its revenue has and may continue to decrease significantly.

The Group historically derived substantially all of its revenue from its credit business. After careful evaluation, the Company has decided to cease new credit offerings as of September 6, 2022. As a result of the Group’s decision to cease new credit offerings, there was no outstanding loan balance from the loan book business as of December 31, 2022. As a result, the Group expects its revenue to decline substantially in 2023, compared with 2022.

The Group historically operated its credit business, and it may be subject to penalties or administrative actions if the relevant regulatory authorities considered the Group’s past practice relating to its credit business to be not compliant with the relevant laws and regulations.

The Group historically operated a credit business. The Group has ceased new credit offerings after September 6, 2022 and there was no outstanding loan balance from the Group’s loan book business as of December 31, 2022. The Group’s credit business was subject to a variety of laws and regulations in the PRC that are related to financial services, including consumer finance, small credit, and private lending. The application and interpretation of these laws and regulations are ambiguous, particularly in the evolving online consumer finance industry in which the Group operated, and may be interpreted and applied inconsistently between the different government authorities. As of the date of this annual report, the Group has not been subject to any material fines or other penalties under any PRC laws or regulations as to the Group’s business operations. Nonetheless, if the relevant regulatory authorities determined that the Group’s past practice relating to its credit business was not compliant with the relevant laws and regulations, the Group may be subject to penalties and potential administrative actions.

We intend to continue to explore new business opportunities, and such new businesses may not deliver the expected benefits.

The Group has been exploring new business opportunities. If the Group experiences initial success with a new business, the Group may decide to invest significant amounts of capital to grow the business. We cannot assure you that the Group’s new business initiatives will be successful. For example, the Group is in the process of winding down its budget auto financing business, the Wanlimu e-commerce platform and the QD Food business. The Group had closed all of its Wanlimu education centers in November 2022 and completely wound down its Wanlimu Kids Clubs business in March 2023. The Group may make significant capital expenditures to develop new businesses, and our management’s attention may be diverted. The Group may also incur significant cost to comply with the laws and regulations that apply to such new businesses. Any failure of the Group’s efforts to pursue new business opportunities could have a material adverse effect on the Group’s business, prospects, financial condition and results of operations. In addition, if the Group is unable to identity suitable new business opportunity to persue, the Group may not be able to continue its business.

In addition, the Group may also explore business opportunities overseas. As such, the Group may face risks associated with entering into markets where the Group has limited or no experience, the Group may be less well-known or have fewer local resources and it may need to localize its business practices, culture and operations. The Group may not be able to secure sufficient capital to support its overseas operations. In addition, the Group may incur significant cost to comply with overseas laws and regulations, and it could be subject to penalties for any failure to comply with such laws and regulations. The Group also faces protectionist or national security policies that could, among other things, hinder the Group’s ability to execute its business strategies and put the Group at a competitive disadvantage relative to domestic companies in other jurisdictions. Failure to manage these risks and challenges could negatively affect our ability to explore business opportunities overseas, as well as materially and adversely affect our business, financial condition and results of operations.

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

We purchased 10,204,082 Class A ordinary shares issued by Secoo Holding Limited (NASDAQ: SECO), or Secoo, for an aggregate consideration of US$100 million in June 2020. Secoo is a large online integrated upscale products and services platform. As of March 31, 2023, we had sold substantially all of the equity interests we previously held in Secoo. The Group may continue to recognize loss from its strategic investments in the future, which could have a material and adverse effect on the Group’s financial condition and results of operations.

●	If we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we do consummate such a transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such transaction, which may result in investment losses. Strategic investments or acquisitions will involve risks commonly encountered in business relationships, including: difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, products and services of the acquired business;
●	inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits including the failure to successfully further develop the acquired technology;
●	difficulties in retaining, training, motivating and integrating key personnel;
●	diversion of management’s time and resources from the Group’s normal daily operations and potential disruptions to the Group’s ongoing businesses;
●	difficulties in maintaining uniform standards, controls, procedures and policies within the combined organizations;
●	difficulties in retaining relationships with users, business partners, employees and other partners of the acquired business;
●	risks of entering markets in which the Group has limited or no prior experience;
●	regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary pre-closing or post-closing approvals, as well as being subject to new regulators with oversight over an acquired business;
●	assumption of contractual obligations that contain terms that are not beneficial to the Group, require the Group to license or waive intellectual property rights or increase the Group’s risk for liability;
●	liability for activities of the acquired business before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities; and
●	unexpected costs and unknown risks and liabilities associated with strategic investments or acquisitions.

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

As the Group is winding down QD Food, it may incur significant write-downs or write-offs, and the Group’s results of operations, financial condition and liquidity may be materially and adversely affected.

The Group launched QD Food business, a ready-to-cook meals business, in March 2022 and the Group is in the process of winding down such business. As a result, the Group expects to incur employee severance costs, termination fees for business partners and inventory write offs, which may adversely affect its financial condition and results of operations.

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

Since inception, we have issued equity securities to support the growth of the Group’s business. In addition, we issued US$345 million aggregate principal amount of convertible senior notes in July 2019, and we had repurchased all outstanding convertible senior notes as of December 31, 2022. As we intend to continue to make investments to support the growth of the Group’s business, we may require additional capital to pursue the Group’s business objectives and respond to business opportunities, challenges or unforeseen circumstances, including developing new products and services, further enhancing the Group’s risk management capabilities, increasing the Group’s marketing expenditures to improve brand awareness and diversify the Group’s borrower engagement channels by collaborating with other leading Internet companies, enhancing the Group’s operating infrastructure and acquiring complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. However, additional funds may not be available when we need them, on terms that are acceptable to us, or at all. Repayment of the debts may divert a substantial portion of cash flow to pay principal and interest on such debt, which would reduce the funds available for expenses, capital expenditures, acquisitions and other general corporate purposes; and we may suffer default and foreclosure on the Group’s assets if the Group’s operating cash flow is insufficient to repay debt obligations, which could in turn result in acceleration of obligations to repay the indebtedness and limit our sources of financing.

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

Enhancing the recognition and reputation of our brands is critical to the Group’s business and competitiveness. Any malicious or otherwise negative allegation made by the media or other parties about the foregoing or other aspects of the Group, including our management, business, compliance with law, financial condition, prospects or the Group’s historical credit business, such as the putative shareholder class action lawsuits that we were involved in, whether with merit or not, could severely hurt our reputation and harm the Group’s business and results of operations. In addition, certain factors that may adversely affect our reputation are beyond our control. Negative publicity about the parties that the Group collaborates with, including negative publicity about any failure by them to adequately protect the information of their users, to comply with applicable laws and regulations or to otherwise meet required quality and service standards, could also harm our reputation or result in negative perception of the products the Group offers. Negative developments in the industry the Group operates in may also lead to tightened regulatory scrutiny of the sector and limit the scope of permissible business activities that may be conducted. If any of the foregoing takes place, the Group’s business and results of operations could be materially and adversely affected.

As the Group winds down Dabai Auto business, revenues generated from such business will decrease, and the Group may record write-downs in relation to the process of winding down such business.

The Group has started to wind down its budget auto financing business in the second quarter of 2019. As a result, revenues generated from the Dabai Auto business will further decrease. Sales income in relation to Dabai Auto business was RMB122.8 million, RMB23.3 million and RMB3.8 million (US$0.6 million) in 2020, 2021 and 2022, respectively. As of December 31, 2022, the Group carried finance lease receivable of RMB1.4 million (US$0.2 million). The decrease in revenues generated from Dabai Auto business and any further write-down that may be recorded during the process of winding down such business may adversely affect the Group’s business, financial condition and results of operations.

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

The Group’s quarterly results of operations, including the levels of the Group’s total revenues, cost of revenues and operating expenses, net income/(loss) and other key metrics, may vary significantly in the future due to a variety of factors, some of which are outside of our control, and period-to-period comparisons of the Group’s operating results may not be meaningful, especially given the Group’s limited operating history. Accordingly, the results for any one quarter are not necessarily an indication of future performance. Fluctuations in quarterly results may adversely affect the price of our ADSs. Factors that may cause fluctuations in the Group’s quarterly financial results include:

●	the mix of products the Group offers;
●	performance of the Group’s businesses;
●	the timing of expenses related to the development or acquisition of technologies or businesses;
●	network outages or security breaches;
●	general economic, industry and market conditions; and
●	changes in applicable laws and regulations.

In addition, the Group has commenced construction of its innovation park in Xiamen, Fujian Province, and the construction is expected to be completed in the third quarter of 2023. If the costs and expenses incurred for the construction exceed our planned limits, the Group’s financial results may be negatively affected.

The Group’s success and future growth depend significantly on the Group’s successful marketing efforts, and if the Group is unable to promote and maintain our brands in an effective and cost-efficient way, the Group’s business and financial results may be harmed.

We believe that developing and maintaining awareness of our brands effectively is critical to attracting new and retaining existing customers. Successful promotion of our brands and the Group’s ability to attract customers depend largely on the effectiveness of the Group’s marketing efforts and the success of the channels the Group uses to promote its brands and products. Our efforts to build our brands may cause the Group to incur significant expenses. These efforts may not result in increased revenue in the immediate future or at all and, even if they do, any increases in revenue may not offset the expenses incurred. If the Group fails to successfully promote and maintain our brands while incurring substantial expenses, the Group’s results of operations and financial condition would be adversely affected, which may impair the Group’s ability to grow its business.

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

Any interruptions or delays in the Group’s service, whether as a result of third-party error, the Group’s error, natural disasters or security breaches, whether accidental or willful, could harm the Group’s relationships with users and business partners and our reputation. Additionally, in the event of damage or interruption, the Group’s insurance policies may not adequately compensate the Group for any losses that it may incur. The Group also may not have sufficient capacity to recover all data and services in the event of an outage. These factors could prevent the Group from maintaining business operations, damage our brands and reputation, divert the Group’s employees’ attention, reduce the Group’s revenue, subject the Group to liability and cause users to abandon the Group’s products, any of which could adversely affect the Group’s business, financial condition and results of operations.

Misconduct and errors by the Group’s employees and parties the Group collaborates with could harm the Group’s business and reputation.

The Group is exposed to many types of operational risks, including the risk of misconduct and errors by the Group’s employees and parties that the Group collaborates with. The Group’s business depends on its employees and/or business partners to interact with users and its business may involve the collection and use of personal information. The Group could be materially and adversely affected if personal information was disclosed to unintended recipients or if an operational breakdown occurred, whether as a result of human error, purposeful sabotage or fraudulent manipulation of the Group’s operations or systems. It is not always possible to identify and deter misconduct or errors by employees or business partners, and the precautions the Group takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. If any of the Group’s employees or business partners take, convert or misuse funds, documents or data or fail to follow the Group’s rules and procedures when interacting with users, the Group could be liable for damages and subject to regulatory actions and penalties. Any future allegations of employee misconduct, whether perceived or actual, could materially and adversely affect the Group’s reputation and business. The Group could also be perceived to have facilitated or participated in the illegal misappropriation of funds, documents or data, or the failure to follow the Group’s rules and procedures, and therefore be subject to civil or criminal liability. Any of these occurrences could result in the Group’s diminished ability to operate its business, potential liability to users, inability to attract users, reputational damage, regulatory intervention and financial harm, which could negatively impact the Group’s business, financial condition and results of operations.

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

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the NYSE. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. We must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 20-F filing for each year, as required by Section 404 of the Sarbanes-Oxley Act. In addition, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting.

As of December 31, 2022, our management has concluded that our internal control over financial reporting is effective. See “Item 15. Controls and Procedures⸺Management’s Annual Report on Internal Control over Financial Reporting.” Our independent registered public accounting firm has issued a report, which has concluded that we maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022.

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

We regard the Group’s trademarks, domain names, copyrights, know-how, proprietary technologies and similar intellectual property as critical to the Group’s success, and the Group relies on trademark and trade secret law and confidentiality, invention assignment and non-compete agreements with the Group’s employees and others to protect the Group’s proprietary rights. See “Item 4. Information on the Company⸺B. Business Overview-Regulation⸺Regulations Related to Intellectual Property Rights.” However, we cannot assure you that any of the Group’s intellectual property rights would not be challenged, invalidated or circumvented, or such intellectual property will be sufficient to provide the Group with competitive advantages. In addition, other parties may misappropriate the Group’s intellectual property rights, which would cause the Group to suffer economic or reputational damages. Because of the rapid pace of technological change, nor can we assure you that all of the Group’s proprietary technologies and similar intellectual property will be patented in a timely or cost-effective manner, or at all. Furthermore, parts of the Group’s business rely on technologies developed or licensed by other parties, or co-developed with other parties, and the Group’s may not be able to obtain or continue to obtain licenses and technologies from these other parties on reasonable terms, or at all.

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

In January 2020, we announced a share repurchase program, under which we may repurchase up to US$500 million worth of our outstanding ADSs/or ordinary shares over a period of 30 months. In June 2022, we announced a new share repurchase program, under which we may repurchase up to US$200 million worth of our outstanding ADSs/ or ordinary shares over a period of 24 months. Under the new share repurchase program, we are authorized to repurchase our ADSs from time to time through open market transactions at prevailing market prices, privately negotiated transactions, block trades or any combination thereof. Our management is authorized to determine the terms and conditions relating to the program, including, among others, the quantity, timing, price and purpose of share repurchases.

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

We could be adversely affected by political tensions between the United States and China.

Political tensions between the United States and China have escalated in recent years due to, among other things,

●	the trade war between the two countries since 2018;
●	the COVID-19 pandemic;
●	the PRC National People’s Congress’ passage of Hong Kong national security legislation;
●	the imposition of U.S. sanctions on certain Chinese officials from China’s central government and the Hong Kong Special Administrative Region by the U.S. government, and the imposition of sanctions on certain individuals from the U.S. by the Chinese government;
●	various executive orders issued by the U.S. government, which include, among others,
●	the executive order issued in August 2020, as supplemented and amended from time to time, that prohibits certain transactions with ByteDance Ltd., Tencent Holdings Ltd. and the respective subsidiaries of such companies;
●	the executive order issued in November 2020, as supplemented and amended from time to time, including, among others, by an executive order issued in June 2021, that prohibits U.S. persons from transacting publicly traded securities of certain Chinese companies named in such executive order;
●	the executive order issued in January 2021, as supplemented and amended from time to time, that prohibits such transactions as are identified by the U.S. Secretary of Commerce with certain “Chinese connected software applications,” including Alipay and WeChat Pay;

●	the imposition and application of sanction blocking statutes by the Chinese government, including the Rules on Counteracting Unjustified Extra-territorial Application of Foreign Legislation and Other Measures promulgated by the MOFCOM, on January 9, 2021, which will apply to Chinese individuals or entities that are purportedly barred by a foreign country’s law from dealing with nationals or entities of a third country; and
●	the implementation of comprehensive export controls by the U.S. government to restrict the export of advanced semiconductors and the equipment required to manufacture them to China.

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

Furthermore, the U.S. government has imposed measures regarding limiting or restricting China-based companies from accessing U.S. capital markets, and delisting China-based companies from U.S. national securities exchanges. For further information, see “⸺Risks Related to Doing Business in China⸺The audit report included in this annual report is prepared by an auditor which the U.S. Public Company Accounting Oversight Board was unable to inspect and investigate completely before 2022 and, as such, our investors have been deprived of the benefits of such inspections in the past, and may be deprived of the benefits of such inspections in the future.” In January 2021, after reversing its own delisting decision, the NYSE ultimately resolved to delist China Mobile, China Unicom and China Telecom in compliance with the executive order issued in November 2020, after receiving additional guidance from the U.S. Department of Treasury and its Office of Foreign Assets Control. In addition, the NYSE announced in February 2021 that it has determined to commence proceedings to delist CNOOC Limited in light of the same executive order. These delistings have introduced greater confusion and uncertainty about the status and prospects of Chinese companies listed on the U.S. stock exchanges. If any further such deliberations were to materialize, the resulting legislation may have a material and adverse impact on the stock performance of China-based issuers listed in the United States such as us, and we cannot assure you that we will always be able to maintain the listing of our ADSs on a national stock exchange in the U.S., such as the NYSE or the Nasdaq Stock Market, or that you will always be allowed to trade our shares or ADSs.

A severe or prolonged downturn in the Chinese or global economy could affect consumers’ willingness to seek services or products provided by the Group, which could materially and adversely affect the Group’s business and financial condition.

Any prolonged slowdown in the Chinese or global economy may have a negative impact on the Group’s business, results of operations and financial condition. In particular, general economic factors and conditions in China or worldwide may affect consumers’ willingness to seek services or products provided by the Group. Economic conditions in China are sensitive to global economic conditions. The COVID-19 pandemic has resulted in declines in economic activities in China and other parts of the world and raised concerns about the prospects of the global economy. In addition, there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have also been concerns over conflicts in North Korea, Ukraine, the Middle East and Africa, which have resulted in volatility in financial and other markets. There have also been concerns about the economic effect of the tensions in the relationship between China and surrounding Asian countries, as well as trade tensions between China and the United States. If present Chinese and global economic uncertainties persist, the Group may have difficulty in exploring new business opportunities. Adverse economic conditions could also reduce the number of consumers seeking services or products from the Group. Should any of these situations occur, the Group’s business and financial condition will be negatively impacted. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

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

Because we are an exempted company incorporated in the Cayman Islands, we are classified as a foreign enterprise under PRC laws and regulations, and our wholly-owned PRC subsidiary, Ganzhou Qufenqi is a foreign-invested enterprise, or FIE. To comply with PRC laws and regulations, we conduct our business, including the provision of VATS, in China through the Group VIEs and their affiliates. Investors in our ADSs may never hold equity interests in these PRC operating companies. Ganzhou Qufenqi has entered into a series of contractual arrangements with the applicable Group VIEs and their shareholders. In addition, pursuant to the resolutions of all shareholders of Qudian Inc. and the resolutions of the board of directors of Qudian Inc., the board of directors of Qudian Inc. or any officer authorized by such board shall cause Ganzhou Qufenqi to exercise its rights under the applicable power of attorney agreements entered into among Ganzhou Qufenqi, the applicable Group VIEs and the nominee shareholders of the applicable Group VIEs and the rights of Ganzhou Qufenqi under the applicable exclusive call option agreements between Ganzhou Qufenqi and the applicable Group VIEs. As a result of these resolutions and the provision of unlimited financial support from the Company to each of the Group VIEs, Qudian Inc. has been determined to be most closely associated with each of the Group VIEs within the group of related parties and was considered to be the primary beneficiary of each of the Group VIEs and its subsidiaries for accounting purposes.

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

If our corporate structure and contractual arrangements are deemed by the MIIT or the MOFCOM or other regulators having competent authority to be illegal, either in whole or in part, we may lose control of the Group VIEs and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our business. Further, if our corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

●	revoking the Group’s business and operating licenses;
●	levying fines on the Group;
●	confiscating any of the Group’s income that they deem to be obtained through illegal operations;
●	shutting down the Group’s services;
●	discontinuing or restricting the Group’s operations in China;
●	imposing conditions or requirements with which the Group may not be able to comply;
●	requiring us to change our corporate structure and contractual arrangements;
●	restricting or prohibiting the use of the proceeds from overseas offering to finance the Group VIEs’ business and operations; and
●	taking other regulatory or enforcement actions that could be harmful to the Group’s business.

Furthermore, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. If the imposition of any of these penalties or requirement to restructure our corporate structure causes us to lose the rights to direct the activities of the Group VIEs or our right to receive their economic benefits, we would no longer be able to consolidate the financial results of the Group VIEs in the Group’s consolidated financial statements. Furthermore, if the PRC government determines that our contractual arrangements do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, our ADSs may decline in value or become worthless, and the Group’s operations would be materially and adversely affected, if we are unable to assert contractual control rights over the assets of the Group VIEs. See “Item 4. Information on the Company⸺B. Business Overview-Overview⸺Our Contractual Arrangements with the Group VIEs and Their Shareholders.”

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

We rely on contractual arrangements with the Group VIEs and their shareholders to operate the our business, which may be less effective than direct ownership in providing operational control and otherwise have a material adverse effect as to our business.

Qudian Inc. is not a Chinese operating company but a Cayman Islands holding company with operations primarily conducted through contractual arrangements with certain variable interest entities, or the Group VIEs, based in China. For a description of these contractual arrangements, see “Item 4. Information on the Company⸺B. Business Overview⸺Overview⸺Our Contractual Arrangements with the Group VIEs and Their Shareholders.” All of the Group’s revenue are attributed to the Group VIEs. These contractual arrangements may be less effective than direct ownership in providing us with control over the Group VIEs. Investors in our ADSs are not purchasing equity interest in the Group’s operating entities in China, but instead are purchasing an equity interest in Qudian Inc., a Cayman Islands holding company. The Group VIEs are consolidated with our results of operations for accounting purposes. However, we do not own a majority equity interest in the Group VIEs. Furthermore, Qudian Inc., as our holding company, does not conduct operating activities. If the Group VIEs or their shareholders fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by the Group VIEs is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in the Group VIEs, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. However, these contracts have not been tested in the PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing these contractual arrangements, it would be very difficult to have the power to direct the activities that most significantly impact the economic performance of and provide us with economic benefits of the Group VIEs, and our ability to conduct our business and our financial condition and results of operations may be materially and adversely affected. See “⸺Risks Related to Doing Business in China⸺There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations. In addition, rules and regulations in China can change quickly with little advance notice.”

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

Mr. Min Luo, our founder, chairman of the board and chief executive officer, beneficially owns 2,836,200 Class A ordinary shares and all the Class B ordinary shares issued and outstanding, representing 80.1% of our aggregate voting power as of March 31, 2023. As a result, Mr. Min Luo has the ability to control or exert significant influence over important corporate matters, investors may be prevented from affecting important corporate matters involving our company that require approval of shareholders, including:

●	the composition of our board of directors and, through it, any determinations with respect to the Group’s operations, business direction and policies, including the appointment and removal of officers;
●	any determinations with respect to mergers or other business combinations;
●	our disposition of substantially all of the Group’s assets; and
●	any change in control.

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

We have three major types of chops-corporate chops, contract chops and finance chops. We use corporate chops generally for documents to be submitted to government agencies, such as applications for changing business scope, directors or company name, and for legal letters. We use contract chops for executing leases and commercial contracts. We use finance chops generally for making and collecting payments, including issuing invoices. Use of corporate chops and contract chops must be approved by our legal department and administrative department, and use of finance chops must be approved by our finance department. The chops of our subsidiaries and the Group VIEs are generally held by the relevant entities so that documents can be executed locally. Although we usually utilize chops to execute contracts, the registered legal representatives of our subsidiaries and the Group VIEs have the apparent authority to enter into contracts on behalf of such entities without chops, unless such contracts set forth otherwise.

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

The approval or filing requirement of the China Securities Regulatory Commission, or the CSRC, may be required in connection with any future offering we may conduct, and, if required, we cannot predict whether we will be able to obtain such approval or complete such filings.

On February 17, 2023, the China Securities Regulatory Commission, or the CSRC, released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC. See “Regulations⸺Regulation Relating to M&A and Overseas Listings.” However, since the Trial Measures was newly promulgated, its interpretation, application and enforcement remain unclear. If we engage in any future offerings, listing or any other capital raising activities in overseas markets, we may be required to comply with the filing procedure with the CSRC under the Trial Measures, and it is uncertain whether we could complete the filing procedure in a timely manner, or at all. Any failure to complete such filings may subject us to regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from offering of securities overseas into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our ordinary shares or ADSs.

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

Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China, the Group VIEs and their subsidiaries is required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered capital, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries incorporated in China, the Group VIEs and their subsidiaries are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends, loans or advances. Certain of our subsidiaries, the Group VIEs and their subsidiaries did not have any retained earnings available for distribution in the form of dividends as of December 31, 2022. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary. Furthermore, we intend to reinvest our undistributed earnings from our operating subsidiaries in the PRC to fund future operations.

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the monetary or fiscal policies adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, the exchange rate between the Renminbi and the U.S. dollar had been stable and traded within a narrow band. In June 2010, the PRC government indicated that it would make the foreign exchange rate of the Renminbi more flexible, which increases the possibility of sharp fluctuations of the Renminbi’s value in the near future and the unpredictability associated with the Renminbi’s exchange rate. Since then, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. In 2017, however, the RMB appreciated approximately 6.7% against the U.S. dollar. The value of the Renminbi continued to fluctuate in recent years. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

The audit report included in this annual report is prepared by an auditor which the U.S. Public Company Accounting Oversight Board was unable to inspect and investigate completely before 2022 and, as such, our investors have been deprived of the benefits of such inspections in the past, and may be deprived of the benefits of such inspections in the future.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. In 2021, PCAOB made determinations that the positions taken by PRC authorities prevented the PCAOB from inspecting and investigating firms headquartered in mainland China and Hong Kong completely. On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the PRC, taking the first step toward opening access for the PCAOB to inspect and investigate completely registered public accounting firms headquartered in mainland China and Hong Kong including our auditor. According to its announcement, the PCAOB sent staff to conduct on-site inspections and investigations in Hong Kong from September to November 2022 and conducted inspection field work and investigative testimony in a manner consistent with the PCAOB’s methodology and approach to inspections and investigations in the U.S. and globally. The PCAOB inspections have preliminarily identified numerous deficiencies in the audit firms in China, which are consistent with the types and number of findings the PCAOB has encountered in other first-time inspections around the world, and the final inspection reports is expected to be completed and made public in 2023. If audit firms in China had been subject to such inspections in the past, such deficiencies may have been identified earlier and these audit firms, including our auditor, may have taken remedial measures to address any such deficiencies, and the historical inability of the PCAOB to inspect audit firms in China has deprived our investors of the benefits of such inspections. Because our auditor was not subject to such inspections before 2022, we cannot assure you that it will have sufficient time to fully address any deficiency that may be identified as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct complete inspections of auditors in China before 2022 may have made it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections, which could cause investors or potential investors in our ADSs to lose confidence in the quality of our consolidated financial statements.

In addition, while the PCAOB announced in December 2022 that it secured complete access to inspect and investigate registered public accounting firms headquartered in China, we cannot assure you that the PCAOB will continue to have such access in the future. If the PCAOB is not able to inspect and investigate completely auditors in China for any reason, such as any change in the position of the governmental authorities in China in the future, our investors may be deprived of the benefits of such inspections again.

If the PCAOB determines that it is unable to inspect or investigate completely our auditor at any point in the future, our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, as amended, or the HFCA Act, and any such trading prohibition on our ADSs or threat thereof may materially and adversely affect the price of our ADSs and value of your investment.

The HFCA Act was signed into law on December 18, 2020 and amended pursuant to the Consolidated Appropriations Act, 2023 on December 29, 2022. Under the HFCA Act and the rules issued by the SEC and the PCAOB thereunder, if we have retained a registered public accounting firm to issue an audit report where the registered public accounting firm has a branch or office that is located in a foreign jurisdiction and the PCAOB has determined that it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, the SEC will identify us as a “covered issuer”, or SEC-identified issuer, shortly after we file with the SEC a report required under the Securities Exchange Act of 1934, or the Exchange Act (such as our annual report on Form 20-F) that includes an audit report issued by such accounting firm; and if we were to be identified as an SEC-identified issuer for two consecutive years, the SEC would prohibit our securities (including our shares or ADSs) from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

In December 2021, the PCAOB made its determinations, or the 2021 determinations, pursuant to the HFCA Act that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong including our auditor, Ernst & Young Hua Ming LLP. After we filed our annual report on Form 20-F for the fiscal year ended December 31, 2021 that included an audit report issued by Ernst & Young Hua Ming LLP on April 29, 2022, the SEC conclusively identified us as an SEC-identified issuer on May 26, 2022. As such, we are required to satisfy additional disclosure requirement for SEC-identified issuers that are also foreign issuers in this annual report. See “Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.”

Following the Statement of Protocol signed between the PCAOB and the China Securities Regulatory Commission and the Ministry of Finance of the PRC in August 2022 and the on-site inspections and investigations conducted by the PCAOB staff in Hong Kong from September to November 2022, the PCAOB Board voted in December 2022 to vacate the previous 2021 determinations, and as a result, our auditor, Ernst & Young Hua Ming LLP, is no longer a registered public accounting firm that the PCAOB is unable to inspect or investigate completely as of the date of this annual report or at the time of issuance of the audit report included herein. As such, we do not expect to be identified as an SEC-identified issuer again in 2023. However, the PCAOB may change its determinations under the HFCA Act at any point in the future. In particular, if the PCAOB finds its ability to completely inspect and investigate registered public accounting firms headquartered in mainland China or Hong Kong is obstructed by the PRC authorities in any way in the future, the PCAOB may act immediately to consider the need to issue new determinations consistent with the HFCA Act. We cannot assure you that the PCAOB will always have complete access to inspect and investigate our auditor, or that we will not be identified as an SEC-identified issuer again in the future.

If we are identified as an SEC-identified issuer again in the future, we cannot assure you that we will be able to change our auditor or take other remedial measures in a timely manner, and if we were to be identified as an SEC-identified issuer for two consecutive years, we would be delisted from the NYSE and our securities (including our shares and ADSs) will not be permitted for trading “over-the-counter” either. If our securities are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition or any threat thereof would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition or any threat thereof would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects. Moreover, the implementation of the HFCA Act and other efforts to increase the U.S. regulatory access to audit information could cause investor uncertainty as to China-based issuers’ ability to maintain their listings on the U.S. national securities exchanges and the market price of the securities of China-based issuers, including us, could be adversely affected.

Additional remedial measures could be imposed on certain PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings instituted by the SEC, as a result of which our financial statements may be determined to not be in compliance with the requirements of the Exchange Act, if at all.

In December 2012, the SEC brought administrative proceedings against the PRC-based “big four” accounting firms, including the auditors of our audit report in this annual report, alleging that they had violated U.S. securities laws by failing to provide audit work papers and other documents related to certain other PRC-based companies under investigation by the SEC. On January 22, 2014, an initial administrative law decision was issued, censuring and suspending these accounting firms from practicing before the SEC for a period of six months. The decision was neither final nor legally effective until reviewed and approved by the SEC, and on February 12, 2014, the PRC-based accounting firms appealed to the SEC against this decision. In February 2015, each of the four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement required the firms to follow detailed procedures to seek to provide the SEC with access to such firms’ audit documents via the CSRC. If the firms did not follow these procedures or if there is a failure in the process between the SEC and the CSRC, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings. Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice for four years after entry of the settlement. The four-year mark occurred on February 6, 2019.

Pursuant to the HFCA Act, the PCAOB issued a report on December 16, 2021 notifying the SEC of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong, including the four PRC-based accounting firms. Although the PCAOB Board voted in December 2022 to vacate its previous determination following the Statement of Protocol signed between the PCAOB and the China Securities Regulatory Commission and the Ministry of Finance of the PRC in August 2022 and the on-site inspections and investigations conducted by the PCAOB staff in Hong Kong, we cannot assure you that the PCAOB will always have complete access to inspect and investigate the four PRC-based accounting firms. See “—If the PCAOB determines that it is unable to inspect or investigate completely our auditor at any point in the future, our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, as amended, or the HFCA Act, and any such trading prohibition on our ADSs or threat thereof may materially and adversely affect the price of our ADSs and value of your investment.” In the event that the PRC-based “big four” accounting firms become subject to additional legal challenges by the SEC or PCAOB, depending upon the final outcome, listed companies in the U.S. with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our Class A ordinary shares and/or our ADSs may be adversely affected.

If the auditors of our audit report in this annual report independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on the Group’s consolidated financial statements, the Group’s consolidated financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to delisting of the ADSs from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the U.S.

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

On July 7, 2022, CAC promulgated Measures for the Security Assessment of Outbound Data Transfers, which became effective on September 1, 2022 and provide that a data processor is required to apply for security assessment for cross-border data transfer in any of the following circumstances: (i) where a data processor provides critical data to offshore entities and individuals; (ii) where a CIIO or a data processor which processes personal information of more than one million individuals provides personal information to offshore entities and individuals; (iii) where a data processor has provided personal information in the aggregate of more than 100,000 individuals or sensitive personal information of more than 10,000 individuals in total to offshore entities and individuals since January 1 of the previous year; or (iv) other circumstances prescribed by the CAC for which declaration for security assessment for cross-board transfer of data is required. We may be required to declare security assessment if we fall under any of the aforementioned circumstances and our business operations may be restricted according to the regulations above mentioned.

As of the date of this annual report, we have not received any notice from any authorities identifying us as a CIIO or requiring us to go through cybersecurity review or network data security review by the CAC. However, as there remains uncertainty regarding how the Cybersecurity Review Measures and the Measures for the Security Assessment of Outbound Data Transfers will be interpreted, how the Security Administration Draft will be implemented and interpreted, and whether the PRC regulatory agencies, including the CAC, may adopt any other new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures and the Security Administration Draft. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. But we cannot guarantee that we will not be subject to cybersecurity review or network data security review in the future. During such reviews, we may be required to suspend our operation or experience other disruptions to our operations. Cybersecurity review and network data security review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources, which could materially and adversely affect our business, financial conditions, and results of operations.

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

In addition to the above factors, the price and trading volume of our ADSs may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting the Group’s or its industry;

●	announcements of studies and reports relating to the quality of the Group’s product offerings or those of our competitors;
●	changes in the economic performance or market valuations of other consumer finance service providers;
●	actual or anticipated fluctuations in the Group’s quarterly results of operations and changes or revisions of the Group’s expected results;
●	changes in financial estimates by securities research analysts;
●	conditions in the market for consumer finance services;
●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;
●	additions to or departures of our senior management;
●	fluctuations of exchange rates between the Renminbi and the U.S. dollar;
●	release or expiry of lock-up or other transfer restrictions on our outstanding shares or ADSs; and
●	sales or perceived potential sales of additional Class A ordinary shares or ADSs.

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline significantly. The total number of ordinary shares outstanding as of March 31, 2023 was 224,898,926, comprising 161,407,754 Class A ordinary shares and 63,491,172 Class B ordinary shares. All outstanding ADSs representing our Class A ordinary shares are freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. All of the other ordinary shares outstanding are available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

If we fail to maintain compliance with the continued listing requirements of the New York Stock Exchange, our ADSs may be delisted and the liquidity and the trading price of our ADSs could be materially and adversely affected.

We fell below the continued listing requirements of the New York Stock Exchange in the past. In particular, we were notified by the NYSE in February, May and September 2022, of our company’s non-compliance with the continued listing standard because the average closing price of our ADSs was less than US$1.00 per ADS over a consecutive 30 trading-day period. We have subsequently regained compliance with NYSE’s continued listing criteria regarding the price of the ADSs following each such notice. We cannot assure you, however, that the trading prices of our ADSs will not fall below NYSE’s continued listing standard again in the future, nor that we will always be able to maintain compliance with the other continued listing requirements of the NYSE. Should we fail to comply with any of the NYSE’s continued listing requirements and fail to regain compliance during any cure period that may be allowed by the NYSE, our ADSs may be delisted from the NYSE, and the liquidity and the trading price of our ADSs could be materially and adversely affected.

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

The depositary will pay cash dividends on the ADSs only to the extent that we decide to distribute dividends on our Class A ordinary shares or other deposited securities, and we do not have any present plan to pay any cash dividends in the foreseeable future. See “Item 8. Financial Information-A. Consolidated Statements and Other Financial Information-Dividend Policy” To the extent that there is a distribution, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our Class A ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

For instance, we are not required to:

●	have a majority of the board be independent (although all of the members of the audit committee must be independent under the Exchange Act);
●	have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors;
●	obtain shareholders’ approval for issuance of securities in certain situations;
●	hold annual shareholders meetings; or
●	have regularly scheduled executive sessions with only independent directors each year.

We have relied on and intend to continue to rely on all of these exemptions. As a result, you may not be provided with the benefits of certain corporate governance requirements of the NYSE.

There is a significant risk that we will be classified as a passive foreign investment company, or PFIC, which could result in adverse United States tax consequences to United States investors.

The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, for any taxable year, we will be classified as a PFIC for United States federal income tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) at least 50% of the value (generally determined based on a quarterly average) of our assets in that taxable year is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). The calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change. See “Item 10. Additional Information⸺E. Taxation⸺Certain United States Federal Income Tax Considerations-Passive Foreign Investment Company.”

Based on the past and projected composition and classification of the Group’s income and assets, we believe there is a significant risk that we were classified as a PFIC for United States federal income tax purposes for 2022 and will be a PFIC for the current taxable year, and that we may be classified as a PFIC for future taxable years. Our PFIC status for future taxable years will depend, in part, on the nature of any new business opportunities that we pursue, and whether the income and assets attributable to any such new business would be considered passive for purposes of the PFIC rules.

If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares, our PFIC status could result in adverse United States federal income tax consequences to you if you are a United States Holder, as defined under “Item 10. Additional Information-E. Taxation-Certain United States Federal Income Tax Considerations.” For example, if we are a PFIC, you may become subject to increased tax liabilities under United States federal income tax laws and regulations, and will become subject to burdensome reporting requirements. See “Item 10. Additional Information⸺E. Taxation⸺Certain United States Federal Income Tax Considerations-Passive Foreign Investment Company.”

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

ITEM 4.INFORMATION ON THE COMPANY

A.History and Development of the Company

The Group was founded in April 2014 and operated its business through Beijing Happy Time Technology Development Co., Ltd., or Beijing Happy Time. The Group initially operated its business by facilitating credit solutions to college students on campuses across China. In November 2015, the Group shifted its focus to a broader base of young consumers in China, and the Group terminated its on-campus business.

In September 2016, Qufenqi (Ganzhou) Information Technology Co., Ltd., or Ganzhou Qufenqi, was incorporated as a wholly foreign owned entity in China. In November 2016, we incorporated Qudian Inc. under the laws of the Cayman Islands as our offshore holding company, and subsequently, we established a wholly-owned subsidiary in the British Virgin Islands, QD Technology Limited, in November 2016, and a wholly-owned subsidiary in Hong Kong, QD Data Limited, to be our intermediate holding company in December 2016, to facilitate our initial public offering in the United States. The entire equity interest of Ganzhou Qufenqi was transferred from its former holding company to QD Data Limited. As a result of the restructuring in 2016, we hold equity interest in Ganzhou Qufenqi through our current offshore structure. At the same time, Ganzhou Qufenqi entered into a series of contractual arrangements with Beijing Happy Time and its shareholders. In addition, pursuant to the resolutions of all shareholders of Qudian Inc. and the resolutions of the board of directors of Qudian Inc., the board of directors of Qudian Inc. or any officer authorized by such board will cause Ganzhou Qufenqi to exercise its rights under such contractual arrangements. As a result of these resolutions and the provision of unlimited financial support from the Company to Beijing Happy Time, Qudian Inc. has been determined to be most closely associated with Beijing Happy Time within the group of related parties and was considered to be the primary beneficiary of Beijing Happy Time and its subsidiaries for accounting purposes.

Ganzhou Qudian and Xiamen Qudian became Group VIEs in 2017. We have entered into a series of contractual arrangements with each new Group VIE and its shareholders, which allows us to have the power to direct the activities that most significantly impact the economic performance of each new Group VIE and realize substantially all of the economic risks and benefits arising from such new Group VIE. The contractual arrangements for each Group VIE, including those as to the new Group VIEs, contain substantively identical provisions that afford us, through our wholly-owned subsidiary Ganzhou Qufenqi, the right to control all of the Group VIEs in the same manner and degree. Mr. Min Luo, our founder, chairman and chief executive officer, and Mr. Lianzhu Lv, our head of user experience department, are the only shareholders of Ganzhou Qudian. Mr. Min Luo is the only shareholder of Xiamen Qudian. We believe such shareholding structure will enhance our administrative efficiency and reduce uncertainties associated with the enforcement of the relevant contractual arrangements entered into with the Group VIEs and their respective shareholder(s). Instead of relying on several shareholders’ compliance with their respective contractual obligations, we will only rely on one or two shareholders’ compliance for each Group VIE and would only need to enforce against such shareholder(s) in the event of a breach. The establishment of any of these Group VIEs is not intended to, and will not, have an adverse impact on the rights of our ADS holders. For more information, see “Item 3. Key Information on the Company⸺D. Risk Factors-Risks Related to Our Corporate Structure⸺We rely on contractual arrangements with the Group VIEs and their shareholders to operate our business, which may be less effective than direct ownership in providing operational control and otherwise have a material adverse effect than to our business.”

We currently conduct business in China mainly through the Group VIEs and their subsidiaries.

Hunan Qudian Technology Development Co., Ltd., or Hunan Qudian, became a VIE of the Group in 2017. In January 2021, we completed the dissolution of Hunan Qudian and terminated the contractual arrangements with Hunan Qudian and its shareholders. Xiamen Weipujia Technology Co., Ltd., or Xiamen Weipujia, became a Group VIEs in 2018. In April 2022, we completed the dissolution of Xiamen Weipujia and terminated the contractual arrangements with Xiamen Weipujia and its shareholders. Xiamen Qu Plus Plus Technology Development Co., Ltd., or Xiamen Qu Plus Plus, became a Group VIE in 2019. In December 2022, we completed the dissolution of Xiamen Qu Plus Plus and terminated the contractual arrangements with Xiamen Qu Plus Plus and its shareholders.

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

B.Business Overview

Overview

The Group is a consumer-oriented technology company in China. The Group historically focused on providing credit solutions to consumers. The Group has been exploring new business opportunities to promote long-term value for its shareholders.

The Group historically operated a loan book business, whereby the Group offered small credit products to consumers and undertook the related credit risk. The Group has ceased new credit offerings since September 6, 2022. As of December 31, 2022, there was no outstanding loan balance from the Group’s loan book business.

The Group historically generated (i) financing income, loan facilitation income and other related income and guarantee income from cash credit products, (ii) sales income from the QD Food business, (iii) financing income and sales commission fee from merchandise credit products and (iv) transaction services fee and other related income from the Group’s transaction services business. The Group historically generated sales income from merchandise sales on the Wanlimu e-commerce platform, which the Group is in the process of winding down. In addition, the Group historically offered budget auto financing products, from which the Group generated sales income and financing income. The Group started to wind down its budget auto financing business in the second quarter of 2019.

The Group’s total revenues decreased from RMB3,688.0 million in 2020 to RMB1,654.0 million in 2021, and decreased to RMB577.5 million (US$83.7 million) in 2022. The Group recorded net income of RMB958.8 million, RMB585.9 million and net loss of RMB362.1 million (US$52.5 million) in 2020, 2021 and 2022, respectively.

Credit Business

The Group historically operated a credit business. The Company has decided to cease new credit offerings since September 6, 2022 and, as of December 31, 2022, there was no outstanding balance from the Group’s loan book business.

Loan Book Business

Small Credit Products

Under the Group’s loan book business, the Group offered small cash credit products to consumers and undertook the related credit risk. Users accessed the Group’s small credit products through the Group’s mobile apps.

The Group’s cash credit products comprised short-term, unsecured lines of credit that could be drawn down at any time, subject to the Group’s approval at the time of each drawdown request. Borrowers were typically charged financing service fees for cash credit drawdowns.

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

The terms of the credit products were clearly stated in the electronic borrowing agreements borrowers entered into with the Group upon drawdowns:

●	Installments. Borrowers were generally required to make fixed weekly or monthly payments. The combined total represented the loan principal and financing service fees charged to borrowers.
●	Durations. Durations of cash credit products typically ranged from one to 18 months.
●	Penalty fee. A penalty fee for late payment was clearly disclosed in the agreement and was imposed as a daily penalty rate of the amount past due.
●	Repayment method. Repayments were made through the borrower’s specified digital account.

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

Funding

Historically, the Group collaborated with institutional funding partners to fund transactions under the loan book businessand the transaction services business. While the Group bore credit risk for transactions under the loan book business, the Group did not bear credit risk for transactions under the transaction services business. In 2022, the Group funded all transactions on its platform with its own capital.

The table below sets forth a breakdown by funding sources for total amount of transactions in the periods presented:

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
On-balance sheet transactions:
Credit drawdowns that were funded by institutional funding partners	611,751	—	—	—
Credit drawdowns funded through trusts(1)	611,751	—	—	—
Credit drawdowns that were funded by the Group’s own capital	17,683,191	14,636,497	3,955,465	573,489
Total on-balance sheet transactions	18,294,942	14,636,497	3,955,465	573,489
Off-balance sheet transactions	97,879	128,368	—	—
Transactions under the loan book business	18,392,821	14,764,865	3,955,465	573,489
Transactions under the transaction services business	4,020,778	352,402	—	—
Total	22,413,599	15,117,267	3,955,465	573,489
(1)	Excludes credit drawdowns funded by the Group’s own capital through trusts.

The table below sets forth a breakdown by funding sources, as a percentage of the amount of transactions, in the periods presented

	Year Ended December 31,
	2020	2021	2022

	%
On-balance sheet transactions:
Credit drawdowns that were funded by institutional funding partners	2.7	—	—
Credit drawdowns funded through trusts(1)	2.7	—	—
Credit drawdowns that were funded by the Group’s own capital	78.9	96.8	100.0
Total on-balance sheet transactions	81.6	96.8	100.0
Off-balance sheet transactions	0.5	0.9	—
Transactions under the loan book business	82.1	97.7	100.0
Transactions under the transaction services business	17.9	2.3	—
Total	100.0	100.0	100.0
(1)	Excludes credit drawdowns funded by the Group’s own capital through trusts.

E-commerce Business

The Group launched the Wanlimu e-commerce platform, which offers online luxury fashion products, in March 2020. The Group is in the process of winding down this business.

Early Childhood Education Business

The Group launched Wanlimu Kids Clubs, an early childhood education business in January 2021. The Group offered various early childhood education services for young children to participate in. The Group had closed all of its Wanlimu education centers in November 2022 and completely wound down its Wanlimu Kids Clubs business in March 2023.

QD Food

The Group launched its ready-to-cook meal business, or “QD Food,” in March 2022. After assessing current market conditions, the Group has decided to wind down its QD Food business. With the streamlining in QD Food operations, the Group has incurred and expects to continue to incur employee severance costs, termination fees for business partners and inventory write offs, which may adversely affect its financial condition and results of operations.

Intellectual Property

We regard the Group’s trademarks, domain names, copyrights, know-how, proprietary technologies and similar intellectual property as critical to the Group’s success, and the Group relies on trademark and trade secret law and confidentiality, invention assignment and non-compete agreements with the Group’s employees and others to protect the Group’s proprietary rights. As of March 31, 2023, the Group had registered 597 trademarks in the PRC for “趣店”, “Qufenqi” and other trademarks and had 15 trademarks under application in the PRC. As of March 31, 2023, the Group was the registered holder of 174 domain names in the PRC that include qudian.com and laifenqi.com. The Group was also granted 75 copyrights that corresponding to the Group’s proprietary techniques in connection with its systems.

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

Licenses and Permissions Requirements

The below table sets forth material permissions and/or licenses the Group has obtained for its operations in China as of March 31, 2023. The Group has received all material permissions that are, or may be, required for its operations in China, and no material permission has been denied from the Group by relevant authorities in China. However, the Group is subject to risks relating to the regulatory environment in China. See “Item 3. Key Information⸺D. Risk Factors- Risks Related to Doing Business in China⸺There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations. In addition, rules and regulations in China can change quickly with little advance notice.”

Company Name	Company Status	Name of Permission/License	Governing Government Authority
Beijing Happy Time Technology Development Co., Ltd.(北京快乐时代科技发展有限公司)	Group VIE	Business License	Administration for Market Regulation Haidian District of Beijing City

Qufenqi (Ganzhou) Information Technology Co., Ltd.(趣分期（赣州）信息技术有限公司)	Our PRC subsidiary	Business License	Administration for Market Regulation of Ganzhou City

Xiamen Happy Time Technology Co., Ltd.(厦门快乐时代科技有限公司)	Our PRC subsidiary	Business License	Administration for Market Regulation of Xiamen City

Xiamen Qudian Financial Lease Ltd.(厦门趣店融资租赁有限公司)	Subsidiary of a Group VIE	Business License	Administration for Market Regulation of Xiamen City

Ganzhou Qudian Technology Co., Ltd.(赣州趣店科技有限公司)	Group VIE	Business License	Administrative Examination and Approval Bureau of Ganzhou Economic Technological Development Zone

Xiamen Qudian Technology Co., Ltd.(厦门趣店科技有限公司)	Group VIE	Business License	Administration for Market Regulation of Xiamen City

		Service Provider License	Ministry of Industry and Information Technology of the PRC

		ICP License	Fujian Communications Administration

		ODPTP License	Fujian Communications Administration

Ganzhou Happy Fenqi Network Service Co., Ltd.(赣州快乐分期网络服务有限公司)	Subsidiary of a Group VIE	Business License	Administration for Market Regulation of Ganzhou City

Xiamen Xincheng Youda Financing Guarantee Ltd.(厦门信诚友达融资担保有限公司)	Our PRC subsidiary	Business License Financing Guarantee Business Permit	Administration for Market Regulation of Xiamen City Local Financial Supervision and Administration of Xiamen City

Xiamen Qudian Commercial Factoring Co., Ltd.(厦门趣店商业保理有限公司)	Subsidiary of a Group VIE	Business License	Administration for Market Regulation of Xiamen City

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

Beijing Happy Time, one of the Group VIEs, had obtained ICP licenses for provision of commercial Internet information services issued by Beijing Telecommunication Administration in February 2019. In September 2020, the ICP license of Beijing Happy Time expired and we did not renew such license due to adjustments to our business structure. In addition, Xiamen Qudian and Xiamen Wanlimu Growth have obtained ICP licenses for provision of Internet information services issued by Fujian Telecommunication Administration in September 2019 and January 2021, respectively. As the implementing rules of the Administrative Measures on Telecommunications Business Operating Licenses have not been published, it remains uncertain as to how the “commercial Internet information services” and “non-commercial Internet information services” are interpreted and distinguished, and whether online consumer finance service providers like the Group will be deemed as commercial Internet information service operator, or operators of online data and transaction processing, therefore there is uncertainty as to whether any or all of the Group VIEs, or the subsidiaries of the Group VIEs need to obtain ICP licenses, or VATS license for online data and transaction processing services, or any other VATS licenses in order to be in full compliance with regulatory requirements with respect to VATS.

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

On June 10, 2021, the SCNPC promulgated the PRC Data Security Law, which became effective on September 1, 2021. The PRC Data Security Law sets forth the data security protection obligations for entities and individuals handling personal data, including that no entity or individual may acquire such data by stealing or other illegal means, and the collection and use of such data should not exceed the necessary limits. On July 7, 2022, CAC promulgated Measures for the Security Assessment of Outbound Data Transfers, which became effective on September 1, 2022 and provide that a data processor is required to apply for security assessment for cross-border data transfer in any of the following circumstances: (i) where a data processor provides critical data to offshore entities and individuals; (ii) where a CIIO or a data processor which processes personal information of more than one million individuals provides personal information to offshore entities and individuals; (iii) where a data processor has provided personal information in the aggregate of more than 100,000 individuals or sensitive personal information of more than 10,000 individuals in total to offshore entities and individuals since January 1 of the previous year; or (iv) other circumstances prescribed by the CAC for which declaration for security assessment for cross-board transfer of data is required.

The costs of compliance with, and other burdens imposed by, Cybersecurity Law and any other cybersecurity, data security and related laws may limit the use and adoption of our products and services and could have an adverse impact on our business. Further, if the enacted version of the Security Administration Draft mandate clearance of cybersecurity review and other specific actions to be completed by companies like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

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

Regulations Related to Cash Loan Lending

The Office of the Leading Group for Specific Rectification against Online Finance Risks and the Office of the Leading Group for Specific Rectification against P2P Online Lending Risks jointly issued the Circular on Regulating and Rectifying Cash Loan Business on December 1, 2017, or Circular 141. Among other things, Circular 141 provides that:

●	The overall capital cost charged on a borrower, comprised of interests and fees, should be in compliance with the judicial interpretations by the Supreme People’s Court of the PRC regarding interest rates in private lending; according to the Private Lending Judicial Interpretations, if the annual interest rate of a private loan is higher than 36%, the excess will be void and will not be enforced by the courts;
●	A provider of cash loan shall not deduct interests, service fees, management fees or deposits from the loan principal or set excessive overdue interest, late fee or penalty interest;
●	A bank may not outsource its core business functions, such as credit assessment and risk management, to third parties;

●	A bank participating in loan facilitation transactions may not accept credit enhancement services from a third party which has not obtained any license or approval to provide guarantees, including credit enhancement service in the form of a commitment to assume default risks; and
●	A bank may not permit its service provider in cash loan business to collect interest or fees from borrowers.

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

The Group adjusted the pricing of certain of its credit products in April 2017 to ensure that the annualized fee rates charged on all credit drawdowns did not exceed 36%.

Historically, the Group entered into arrangements with several banks which directly funded credit drawdowns to borrowers. When a borrower defaulted, the Group was obligated to repay the full overdue amount to the relevant bank. It remains uncertain how the regulatory authorities will interpret and enforce the requirements of Circular 141 under various circumstances.

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

In an effort to comply with potentially applicable laws and regulations, the Group adjusted the pricing of its credit products in April 2017 to ensure that the annualized fee charged on all credit drawdowns rates (including interest and fees combined) did not exceed 36%.

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

On November 28, 2019, the Office of the Leading Group for Specific Rectification against Online Finance Risks and the Office of the Leading Group for Specific Rectification against P2P Online Lending Risks jointly issued the Guidance of Transformation of Online Lending Information Intermediaries to Small Credit Companies, or Guidance 83, which further signals the fundamental goal of the PRC government to end of P2P business. The regulatory actions under such stringent regulation on P2P lending platforms have decimated P2P lending platforms, including many well-known or listed companies such as Yidai, LuFax, and China Rapid Finance (NYSE: XRF). As of December 31, 2020, all P2P lending platforms have been exited or have completed their business transformation. The Group has ceased new credit offerings since September 6, 2022. The Group did not engage in direct loan facilitation between peers, which can be natural persons, legal persons or other organizations. While the Group facilitated loans that were directly funded by certain institutional funding partners such as banks, such companies were financial institutions licensed by financial regulatory authorities to lend. Facilitation of loans pursuant to the Group’s arrangements with such licensed financial institutions was not subject to the regulation set forth in the Interim Online Lending Information Intermediary Measures. As such, we do not believe that the Group was an “online lending information intermediary institution” regulated under the above regulations. However, we cannot assure you that the CBRC or other PRC regulatory authorities would not expand the applicability of the Interim Online Lending Information Intermediary Measures and determine that the Group was an “online lending information intermediary institution.” In the event that the Group is deemed to have operated as an online lending information intermediary institution by the PRC regulatory authorities in the future, the Group’s historical credit business may be considered to have not been in compliance with the Interim Online Lending Information Intermediary Measures, and accordingly, the Group could be subject to administrative penalties.

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

On 26 May 2020, the China Banking and Insurance Regulatory Commission, or the CBIRC, promulgated the Interim Measures for the Supervision and Administration of , or the Interim Measures, which made supplement and further requirements for finance lease enterprises on the basis of the Administrative Measures. According to the Interim Measures, the CBIRC shall be responsible for the formulation of business operation and supervision and administration rules for finance leasing companies and local financial regulatory authorities at the provincial level shall be specifically responsible for the supervision and administration of finance leasing companies within their respective jurisdictions. Pursuant to the Interim Measures, a finance lease company shall not engage in calling loans with other finance leasing companies or doing so in a disguised form. Furthermore, the Interim Measures stipulated different regulatory indicators on the assets of a finance lease company. Under the Interim Measures, the proportion of finance leasing and other leasing assets of finance lease companies shall not be lower than 60% of the total assets, and the total amount of risk assets of finance lease companies shall not exceed eight times of their net assets. The total amount of risk assets shall be determined by deduction of cash, bank deposits and treasury bonds from the enterprise’s total assets. Particularly, the Interim Measures regulate a transition period which shall not exceed three years in principle for the finance lease companies established prior to the implementation of Interim Measures to meet the requirements hereof. Local financial regulatory authorities at the provincial level may appropriately extend the transitional arrangements according to the actual situation of specific industries.

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

We have adopted the 2016 Equity Incentive Plan, under which we have the discretion to grant a broad range of equity-based awards to eligible participants. See “Item 6. Directors, Senior Management and Employees⸺B. Compensation⸺2016 Equity Incentive Plan.” We have advised the recipients of awards under our 2016 Equity Incentive Plan to handle foreign exchange matters in accordance with the Stock Option Rules. However, we cannot assure you that they can successfully register with SAFE in full compliance with the Stock Option Rules. Any failure to complete their registration pursuant to the Stock Option Rules and other foreign exchange requirements may subject these PRC individuals to fines and legal or administrative sanctions, and may also limit our ability to contribute additional capital to our PRC subsidiary, limit our PRC subsidiary’s ability to distribute dividends to us or otherwise materially adversely affect our business.

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

On March 15, 2021, the Administrative Regulations on Internet Transactions were released by the State Administration for Market Regulation and became effective on May 1, 2021, which are the supplementary rules to the E-Commerce Law and repealed the Online Trading Measures. Pursuant to the Administrative Regulations on Internet Transactions, any online transaction operators, as well as online platform operators, shall conduct their businesses in full compliance with the Anti-unfair Competition Law and other relevant PRC laws and regulations, and shall not unfairly compete with other operators or disturb social and economic orders. Such unfair competition conducts include, but are not limited to, carrying out any fictitious transactions and making up user evaluations.

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

Regulations Relating to Cross-border Trading

The Customs Law, effective as of July 1, 1987 and amended on July 8, 2000, June 29, 2013, December 28, 2013, November 17, 2016, November 4, 2017 and April 29, 2021, divides imported and exported items into “means of transports”, “goods” and “articles” based upon the nature and purpose of such items. Under the Customs Law, “goods” and “articles” are not defined, but these concepts are clarified in the Implementation Regulations of Administrative Punishments Under the Customs Law, effective as of November 1, 2004. The regulation describes “articles” as postal items and travelers’ luggage that are brought in and out of the PRC on an individual’s person or luggage. When the quantity of articles is higher than a reasonable amount for personal use, it will be regarded as “goods.” “Personal use” means that the traveler or consignee will use the items themselves or give the items as gifts, rather than selling or renting the items. “Reasonable amount” means the regular amount determined in accordance with the traveler or consignee’s situation, purpose of travel and duration of stay.

The Foreign Trade Law, effective as of July 1, 2004 and amended on November 7, 2016 and December 30, 2022, governs international trade in services and the import and export of goods and technologies. Under this law, goods and technologies are categorized as (i) permitted, which may be freely imported and exported, (ii) restricted, which require advance approval or (iii) prohibited, which may not be imported or exported at all. Furthermore, an “import and export trader”, or any company or individual engaging in the import or export of goods or technologies, must register with the administrative department of foreign trade under the State Council or any of its authorized bodies in order to be qualified as a foreign trade business operator. According to current foreign trade laws, the Ministry of Commerce and its competent local branches are the authorized bodies to conduct qualification filings and registrations for foreign trade business operators.

The Customs Law requires that importers and exporters make true declarations of their goods and technologies to customs. The Imported and Exported Commodity Inspection Law, issued February 21, 1989 and amended on April 28, 2002, June 29, 2013, April 27, 2018, December 29, 2018 and April 29, 2021, also requires that certain items listed in the Catalog of Import and Export Commodities for Inspection, or the Customers Catalog, must be inspected by a commodity inspection organization authorized by the State Administration for Commodity Inspection before they can be exported. For import and export commodities not listed in the Customers Catalog, the commodity inspection authorities may conduct random inspections pursuant to the Measures for the Administration of Random Inspection of Import and Export Commodities, issued as of December 31, 2002 and amended as of April 28, 2018. Further, the Ministry of Commerce and the General Administration of Customs jointly adopted a mandatory licensing system for the export of certain merchandise, which exporters must comply with depending on the commodities they export. Further, the Administration for Industry promulgated Measures for Penalties for Infringement upon Rights and Interests of Consumers which requires strict compliance with the Law on Protection of Rights and Interest of Consumers and related laws and regulations for the purpose of stopping infringement upon rights and interests of consumers pursuant to the law, protecting the legitimate rights and interests of consumers, and safeguarding social and economic order. On October 23, 2020, under State Administration for Market Regulation Decree No. 31, Measures for Penalties for Infringement upon Rights and Interests of Consumers was revised and further focuses on the disclosure of its information to consumers. The information that must be disclosed includes but not limited to: (i) information on grant, alteration, or renewal or renewal of administrative permit; (ii) information on administrative punishment; (iii) other information to be announced pursuant to the law; (iv) registration and filing information; (v) registration information for chattel mortgage; (vi) registration information for pledge of equity; (vii) information on administrative punishment and (viii) other information to be announced pursuant to law. Violation against such requirements would constitute a direct violation of both Provisional Regulations on Enterprise Information Disclosure and Measures for Penalties for Infringement upon Rights and Interests of Consumers and would be punished severely.

The customs declaration, clearance and inspection procedures for goods and articles are different. The declaration of import or export of goods may be made by the consignees or consigners themselves or by customs brokers that have registered with the permission of the customs. The consignees, consigners or customs brokers shall make true declarations and submit the import or export license for restricted goods and relevant documentation to the customs for inspection. Where the commodities are imported or exported by means of express delivery, the consignees or consignor shall entrust an entry-exit express delivery enterprise with the inspection declaration, pursuant to the Regulations on the Implementation of the Law of the People’s Republic of China on Import and Export Commodity Inspection, effective as December 1, 2005 and amended on February 6, 2016, March 1, 2017, March 2, 2019 and May 1, 2022. In addition, a new information management system for express delivery consignments was established on November 30, 2018, according to the Announcement on Initiating the Application of the Information Management System for Inward and Outward Postal Items issued on November 8, 2018, requiring express delivery operators to collect data of each item of mail and submit it to the information management system.

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

On February 17, 2023, with the approval of the State Council, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), and five supporting guidelines, which came into effect on March 31, 2023. The Trial Measures supersede the Draft Rules Regarding Overseas Listing. According to the Trial Measures, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC; (2) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China; and (3) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and where an issuer makes an application for initial public offering and listing in an overseas market, the issuer shall submit filings with the CSRC within three business days after such application is submitted.

On the same day, the CSRC held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that (1) a six-month transition period will be granted to domestic companies which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges, such as completion of registration in the market of the United States, but have not completed the overseas listing; and (2) domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges on or prior to the effective date of the Trial Measures, may reasonably arrange the timing for submitting their filing applications with the CSRC, and shall complete the filing before the completion of their overseas offering and listing.

C.Organizational Structure

The following diagram illustrates the Group’s organizational structure, and the place of formation, ownership interest and affiliation of each of our principal subsidiaries and affiliated entities as of December 31, 2022. It omits certain entities that are immaterial to the Group’s results of operations, business and financial condition, such as Xiamen Qudian Financial Lease Ltd. and Xiamen Wanlimu Growth, which do not currently engage in material business operations. Except as otherwise specified, equity interests depicted in this diagram are held as to 100%. The relationships between (i) each of Ganzhou Qudian, Xiamen Qudian and Beijing Happy Time and (ii) Ganzhou Qufenqi are governed by contractual arrangements and do not constitute equity ownership.

(1)	Investors in our ADSs hold equity interest in Qudian Inc., which does not conduct operations.

(2)	Mr. Min Luo, our founder, chairman and chief executive officer, and Mr. Lianzhu Lv, our head of user experience department, respectively hold 99.0% and 1.0% of equity interests in Ganzhou Qudian.
(3)	The following table sets forth the shareholders of Beijing Happy Time, their respective equity interests in Beijing Happy Time as of the date of this annual report.

	Amount	Percentage
	of	of
	Registered	Equity
Shareholders	Capital	Interests
	RMB
Mr. Min Luo	5,025,579	21.0
Phoenix Auspicious Internet Investment L.P. and Shenzhen Guosheng Qianhai Investment Co., Ltd	4,596,670	19.2
Beijing Kunlun Tech Co., Ltd.	4,587,496	19.2
Ningbo Yuanfeng Venture Capital L.P.(a)	3,757,355	15.7
Shanghai Yunxin Venture Capital Co., Ltd.(a)	2,985,744	12.5
Jiaxing Blue Run Quchuan Investment L.P. and Tianjin Blue Run Xinhe Investment Center L.P.(a)	1,681,366	7.0
Tianjin Happy Share Asset Management L.P., referred to as Tianjin Happy Share(b)	1,251,742	5.2
(a)	Ningbo Yuanfeng Venture Capital L.P., Shanghai Yunxin Venture Capital Co., Ltd., Jiaxing Blue Run Quchuan Investment L.P. and Tianjin Blue Run Xinhe Investment Center L.P. entered into a series of agreements to transfer their respective equity interest in Beijing Happy Time to Mr. Min Luo in October 2020. We are still in the process of completing the registration of such share transfer with the relevant regulatory authorities.
(b)	Tianjin Happy Share was established in connection with the share incentive plan of Beijing Happy Time adopted in 2015. Tianjin Happy Share is a limited partnership established under the laws of PRC. As of the date of this annual report, the sole general partner of Tianjin Happy Share is Mr. Lianzhu Lv, and the limited partners are certain employees and a third party consultant. The 2015 Share Incentive Plan was terminated in December 2016.
(4)	The main subsidiary of Ganzhou Qudian is Xiamen Qudian Commercial Factoring Co., Ltd.
(5)	Main subsidiaries of Xiamen Qudian include Xiamen Qudian Financial Lease Co., Ltd. and Xiamen Xincheng Youda Financing Guarantee Ltd.
(6)	The main subsidiary of Beijing Happy Time is Ganzhou Happy Fenqi Network Service Co., Ltd. Bejing Happy Time currently operates the Group’s websites and mobile apps under the Laifenqi brand.

Our Contractual Arrangements with the Group VIEs and Their Shareholders

Due to PRC legal restrictions on foreign ownership and investment in, among other areas, VATS, which include the operations of Internet content providers, or ICPs, we currently conduct part of such operations through Beijing Happy Time and its subsidiaries. We established two additional Group VIEs, Ganzhou Qudian and Xiamen Qudian, in 2017. We have the power to direct the activities that most significantly impact the economic performance of the Group VIEs and provide us with economic benefits of each Group VIE through a series of contractual arrangements with such Group VIE, its shareholders and Ganzhou Qufenqi, as described in more detail below, which collectively enables us to:

●	exercise power to direct the activities that most significantly impact the economic performance of each of the Group VIEs and its subsidiaries;
●	receive substantially all the economic benefits of each of the Group VIEs; and
●	have an exclusive option to purchase all or part of the equity interests in the equity interest in or all or part of the assets of each of the Group VIEs when and to the extent permitted by PRC law.

In addition, pursuant to the resolutions of the board of directors of Qudian Inc. and/or the resolutions of all shareholders of Qudian Inc., the board of directors of Qudian Inc. or any officer authorized by such board shall cause Ganzhou Qufenqi to exercise its rights under the power of attorney agreements entered into among Ganzhou Qufenqi, each of the Group VIEs and the nominee shareholders of each of the Group VIEs and the rights of Ganzhou Qufenqi under the exclusive call option agreement between Ganzhou Qufenqi and each of the Group VIEs. As a result of these resolutions and the provision of unlimited financial support from the Company to each of the Group VIEs, Qudian Inc. has been determined to be most closely associated with each of the Group VIEs within the group of related parties and was considered to be the primary beneficiary of each of the Group VIEs for accounting purposes. We have consolidated their financial results in the Group’s consolidated financial statements in accordance with U.S. GAAP.

In the opinion of Han Kun Law Offices, our PRC legal counsel:

●	the ownership structures of Ganzhou Qufenqi and the Group VIEs in China do not violate any applicable PRC law, regulation, or rule currently in effect; and
●	the contractual arrangements among Ganzhou Qufenqi, each of the Group VIEs and its shareholders governed by PRC laws are valid, binding and enforceable in accordance with their terms and applicable PRC laws, rules, and regulations currently in effect, and will not violate any applicable PRC law, regulation, or rule currently in effect.

However, we have been further advised by our PRC legal counsel, Han Kun Law Offices, that there are uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations. The 2019 Law of Foreign Investment became effective on January 1, 2020. The 2019 Law of Foreign Investment has replaced the trio of laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The 2019 Law of Foreign Investment does not mention concepts including “de facto control” and “controlling through contractual arrangements,” nor does it specify the regulation on controlling through contractual arrangements. Specifically, it does not incorporate contractual arrangements as a form of foreign investment, our Contractual Arrangements as a whole and each of the arrangements comprising our Contractual Arrangements will not be materially affected and will continue to be legal, valid and binding on the parties. Notwithstanding the above, the 2019 Law of Foreign Investment stipulates that “foreign investment includes foreign investors invest in China through any other methods under laws, administrative regulations, or provisions prescribed by the State Council.” Therefore, there are possibilities that future laws, administrative regulations or provisions of the State Council may stipulate contractual arrangements as a way of foreign investment and our Contractual Arrangements will be regarded as foreign investment. If that is the case, whether our contractual arrangements will be deemed to be in violation of the foreign investment access requirements and how our Contractual Arrangements will be handled are subject to uncertainties. The PRC regulatory authorities may in the future take a view that is contrary to the opinion of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in the aforesaid business we engage in, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information⸺D. Risk Factors⸺Risks Related to Our Corporate Structure.”

The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, Ganzhou Qufenqi, the applicable Group VIEs, and their respective shareholders.

Equity Interest Pledge Agreements

Pursuant to the equity interest pledge agreements, the shareholders of the Group VIEs have pledged all of their equity interest in the Group VIEs as a continuing first priority security interest, as applicable, to respectively guarantee the Group VIEs and their shareholders’ performance of their obligations under the relevant contractual arrangements, which include the exclusive business cooperation agreements, exclusive call option agreements and power of attorney agreements. If the Group VIEs or any of their shareholders breach their contractual obligations under these agreements, Ganzhou Qufenqi, as pledgee, will be entitled to certain rights regarding the pledged equity interests. In the event of such breaches, the rights of Ganzhou Qufenqi include forcing the auction or sale of all or part of the pledged equity interests of the applicable Group VIE and receiving proceeds from such auction or sale in accordance with PRC law. Upon purchase of equity interests in the applicable the Group VIE by other persons, Ganzhou Qufenqi, and such persons will need to enter into contractual arrangements that are similar to existing ones in order for Ganzhou Qufenqi to have power to direct the activities that most significantly impact the economic performance of such Group VIE. Each of the shareholders of the Group VIEs agrees that, during the term of the applicable equity interest pledge agreement, such shareholder will not dispose of the pledged equity interests or create or allow creation of any encumbrance on the pledged equity interests without the prior written consent of Ganzhou Qufenqi. Ganzhou Qufenqi is entitled to all dividends and other distributions declared by the Group VIEs except as it agrees otherwise in writing. Each equity interest pledge agreement will remain effective until the applicable Group VIE and its shareholders discharge all their obligations under the contractual arrangements. We have registered pledges of equity interest in each of the Group VIEs with the relevant offices of the administration for industry and commerce in accordance with the PRC Property Rights Law.

Power of Attorney Agreements

Pursuant to the power of attorney agreements, each shareholder of the Group VIEs has irrevocably appointed the Ganzhou Qufenqi to act as such shareholder’s exclusive attorney-in-fact to exercise all shareholder rights, including the right to attend and vote on shareholder’s meetings and appoint directors and executive officers. In the absence of contrary written instructions of Ganzhou Qufenqi, each power of attorney agreement will remain in force for so long as the shareholder remains a shareholder of the applicable Group VIE.

Exclusive Business Cooperation Agreements

Under the exclusive business cooperation agreements, Ganzhou Qufenqi has the exclusive right to provide the Group VIEs and their subsidiaries that generate substantial income, including Ganzhou Happy Fenqi, Ganzhou Network, and Fuzhou Microcredit, or the profitable Group VIEs and their subsidiaries, with technical support, consulting services and other services. In exchange, Ganzhou Qufenqi is entitled to receive a service fee from each of the profitable Group VIEs on a monthly basis and at an amount equivalent to all of its net income as confirmed by Ganzhou Qufenqi. Ganzhou Qufenqi owns the intellectual property rights arising out of the performance of the respective exclusive business cooperation agreement. In addition, each of the Group VIEs and their subsidiaries has granted Ganzhou Qufenqi an exclusive right to purchase any or all of the business or assets of each of the profitable Group VIEs and their subsidiaries at the lowest price permitted under PRC law. Unless otherwise agreed by the parties, this agreement will continue remaining effective.

Exclusive Call Option Agreements

Pursuant to the exclusive call option agreements, the Group VIEs and each of their shareholders have irrevocably granted Ganzhou Qufenqi an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion at any time, to the extent permitted under PRC law, all or part of such shareholder’s equity interests in the applicable, or any or all of the assets of such Group VIE. For reasons discussed in this section, there may be PRC legal restrictions on the ability of Ganzhou Qufenqi to directly purchase such equity interests or assets. In the event such equity interests or assets are sold to persons designated by Ganzhou Qufenqi, Ganzhou Qufenqi and such persons will need to enter into contractual arrangements that are similar to the existing ones in order for Ganzhou Qufenqi to have power to direct the activities that most significantly impact the economic performance of such Group VIE and receive substantially all the economic benefits of such equity interests or assets. As for the equity interests in a Group VIE, the purchase price should be equal to the minimum price as permitted by PRC law. As for the assets of a Group VIE, the purchase price should be equal to the book value of the assets or the minimum price as permitted by applicable PRC law, whichever is higher. Without prior written consent of Ganzhou Qufenqi, each Group VIE and its shareholders have agreed that such Group VIE shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, create or allow any encumbrance on its assets or other beneficial interests, provide any loans or guarantees and etc. Ganzhou Qufenqi is entitled to all dividends and other distributions declared by the applicable Group VIE except as it agrees otherwise in writing, and the shareholders of the applicable Group VIE have agreed to pay any such dividends or distributions to Ganzhou Qufenqi. Each agreement will remain effective until all equity interests of the applicable Group VIE held by its shareholders and all assets of such Group VIE have been transferred or assigned to Ganzhou Qufenqi or its designated person(s).

Financial Support Undertaking Letters

We executed a financial support undertaking letter addressed to each Group VIE, pursuant to which we irrevocably undertake to provide unlimited financial support to such Group VIE to the extent permissible under the applicable PRC laws and regulations, regardless of whether such Group VIE has incurred an operational loss. The form of financial support includes but is not limited to cash, entrusted loans and borrowings. We will not request repayment of any outstanding loans or borrowings from a Group VIE if it or its shareholders do not have sufficient funds or are unable to repay such loans or borrowings. Each letter is effective from the date of the other agreements entered into among Ganzhou Qufenqi, the applicable Group VIE and its shareholders until the earlier of (i) the date on which all of the equity interests of such Group VIE have been acquired by or its designated representative(s), and (ii) the date on which we in our sole and absolute discretion unilaterally terminates the applicable financial support undertaking letter.

We expect to provide the financial support if and when required with a portion of the proceeds from our initial public offering and convertible senior notes and proceeds from the issuance of equity or debt securities in the future.

D.Property, Plants and Equipment

The Group’s corporate headquarters are located in Xiamen, Fujian Province, China, where the Group leases 5,167 square meters of office space pursuant to a series of lease expiring in the fourth quarter of 2024. The Group also leases office space of 13 square meters, 36 square meters, 65 square meters and 263 square meters in Beijing, Xinjiang Autonomous Region, Fuzhou and Ganzhou in Jiangxi Province, respectively.

In January 2018, the Group purchased the use rights with respect to a parcel of land of approximately 53,239 square meters located in Xiamen, Fujian Province for a price of RMB106 million. Pursuant to the contract the Group signed with the local government authorities, the Group’s land lease right of use asset will last for 40 years. The Group has commenced construction of its innovation park on such parcel of land, and the construction is expected to be completed in the third quarter of 2023.

We believe that the Group will be able to obtain adequate facilities to accommodate the Group’s future expansion plans.

ITEM 4A.UNRESOLVED STAFF COMMENTS

None.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of the Group’s financial condition and results of operations in conjunction with the Group’s consolidated financial statements and the related notes included elsewhere in this annual report. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. The Group’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information⸺D. Risk Factors” or in other parts of this annual report.

For comparison of the Group’s results of operations for the years ended December 31, 2021 to December 31, 2020, refer to “Item 5. Operating and Financial Review and Prospects” in our annual report on Form 20-F for the year ended December 31, 2021, filed with the SEC on April 29, 2022.

A.Operating Results

Overview

The Group is a consumer-oriented technology company in China. The Group historically focused on providing credit solutions to consumers. The Group has been exploring new business opportunities to promote long-term value for its shareholders.

The Group historically operated a loan book business, whereby the Group offered small credit products to consumers and undertook the related credit risk. The Group has ceased new credit offerings since September 6, 2022. As of December 31, 2022, there was no outstanding loan balance under the Group’s loan book business.

The Group historically generated (i) financing income, loan facilitation income and other related income and guarantee income from cash credit products and (ii) sales income from the QD Food business, (iii) financing income and sales commission fee from merchandise credit products and (iv) transaction services fee and other related income from the Group’s transaction services business. The Group historically generated sales income from merchandise sales on the Wanlimu e-commerce platform, which the Group is in the process of winding down. In addition, the Group historically offered budget auto financing products, from which the Group generated sales income and financing income. The Group started to wind down its budget auto financing business in the second quarter of 2019.

The Group’s total revenues decreased from RMB3,688.0 million in 2020 to RMB1,654.0 million in 2021, and decreased to RMB577.5 million (US$83.7 million) in 2022. The Group recorded net income of RMB958.8 million and RMB585.9 million and net loss of RMB362.1 million (US$52.5 million) in 2020, 2021 and 2022, respectively.

Key Factors Affecting the Group’s Results of Operations

Wind-down of Credit Business

The Group historically derived substantially all of its revenue from its credit business. In light of the regulatory uncertainties in China’s online consumer finance market and to maintain its asset quality, the Group has ceased new credit offerings in September 2022. As a result, the Group expects to record decreases in its revenue over the first half of 2023.

New Business Initiatives

The Group has been exploring innovative consumer products and services by leveraging its technology capabilities. The Group’s results of operations depends on its ability to execute its new business initiatives. The success of these new business initiatives will depend on, among other things, the Group’s ability to

●	enhance brand recognition and acquire consumer in a cost-efficient manner;
●	design and offer products or services that meet consumer demand; and
●	enhance operational efficiency.

New businesses may significantly change the Group’s cost structure. For example, the Group may incur significant marketing expenses to acquire new consumers. As a result, the Group is likely to incur losses initially due to its new business initiatives.

Economic Conditions and Regulatory Environment in China

The demand for the Group’s products and services is dependent upon overall economic conditions in China. General economic factors, including the interest rate environment and unemployment rates, may affect consumers’ willingness to seek the Group’s services or products.

The regulatory environment in China is developing and evolving, creating both challenges and opportunities that could affect the Group’s financial performance. We will continue to make efforts to ensure that the Group is compliant with the existing laws, regulations and governmental policies relating to our business and to comply with new laws and regulations or changes under existing laws and regulations that may arise in the future.

Transaction Volume Metrics

In connection with the Group’s credit business, we regularly reviewed a number of transaction volume metrics, including the following metrics, to monitor the size of the Group’s transaction volume, identify trends, formulate financial projections and make strategic decisions.

The table below sets forth a breakdown for the amount of transactions the Group facilitated in the periods presented:

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
On-balance sheet transactions	18,294,942	14,636,497	3,955,465	573,489
Off-balance sheet transactions	97,879	128,368	—	—
Transactions under the loan book business	18,392,821	14,764,865	3,955,465	573,489
Transactions under the transaction services business	4,020,778	352,402	—	—
Total	22,413,599	15,117,267	3,955,465	573,489

We define “amount of transactions” as the aggregate principal amount of credit drawdowns that are provided to borrowers in the specified period, which are comprised of (i) credit drawdowns that are facilitated under the Group’s loan book business and (ii) credit drawdowns that are facilitated under the Group’s transaction services business.

The table below sets forth a breakdown for the outstanding principal of transactions the Group facilitated as of the dates presented:

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
On-balance sheet transactions	4,718,032	2,596,741	—	—
Off-balance sheet transactions	83,723	—	—	—
Transactions under the loan book business	4,801,755	2,596,741	—	—
Transactions under the transaction services business	5,135,404	2,712,210	—	—
Total	9,937,159	5,308,951	—	—

Credit Performance Metrics

The credit performance of the transactions the Group facilitated under the loan book business directly affected the Group’s financial condition and results of operations. We regularly reviewed a number of credit performance metrics, including the following metrics, to evaluate credit performance of the Group’s loan book business, identify trends, formulate financial projections and make strategic decisions.

If one payment for a credit drawdown facilitated by the Group is past due, the remaining payments that are not yet due are also considered past due for the purpose of evaluating the performance of the credit drawdown.

The Group ceased new credit offerings in September 2022. The Group disposed all outstanding loan principal and financing service fee receivables by transferring such assets to third parties by end of 2022. The Group received cash from these third parties in consideration of the fair market value of such assets, and the Group is not liable for the credit risk of such third parties. As the Group already made appropriate charge-off for its outstanding loan principal and financing fee receivables prior to the disposal, the Group did not recognize any loss in connection with such disposal.

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

M1+ delinquency rate by vintage for transactions in 2020 reached 7.9% through March 31, 2021. M1+ delinquency rate by vintage for transactions in 2021 was less than 3.0% through March 31, 2022. M1+ delinquency rate by vintage for transactions in 2022 was less than 2.5% through March 31, 2023. Such changes were primarily due to the Group’s decision to cease new credit offerings since September 6, 2022.

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

Provision Ratio

We define “provision ratio” as the amount of provision for loan principal and financing service fee receivables incurred during a period as a percentage of the total amount of on-balance sheet transactions during such period. The following table sets forth the Group’s provision ratio for the periods presented:

	Year Ended December 31,
	2020	2021	2022
Provision ratio	7.84%	(1.33)%	(5.29)%

The Group periodically adjust its allowance for loan principal and financing service fee receivables when the Group believes that the future collection of principal is unlikely. The Group bases the allowance for loan principal and financing service fee receivables primarily on historical loss experience using a roll rate-based model applied to the Group’s principal and financing service fee receivables portfolios and, to a lesser extent, macroeconomic factors. The Group recognizes any increase in allowance for loan principal and financing service fee receivables as provision for loan principal and financing service fee receivables for the relevant period. The Group’s provision ratio changed from 1.33% in 2021 to 5.29% in 2022 primarily due to the significant reduction in amount of transactions from loan book business in 2022.

Charge-Off Ratio

We define “charge-off ratio” as the amount of loan principal receivables the Group charged off during a period, divided by the total amount of on-balance sheet transactions during such period.

	Year Ended December 31,
	2020	2021	2022

	%
Charge-off ratio	11.63%	2.64%	1.46%

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

	For the year ended December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Adjusted net income attributable to Qudian Inc.’s shareholders(1)	2,549,297	3,351,587	382,344	612,372	(347,938)	(50,446)
(1)	Defined as net income attributable to Qudian Inc.’s shareholders excluding share-based compensation expenses and convertible senior notes buyback income.

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

The following table reconciles the Group’s adjusted net income attributable to Qudian Inc.’s shareholders in the years presented to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net income attributable to Qudian Inc.’s shareholders:

	For the year ended December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Net income attributable to Qudian Inc.’s shareholders	2,491,316	3,264,288	958,819	589,074	(361,964)	(52,480)
Add: share-based compensation expenses	57,981	87,299	45,634	35,345	24,054	3,488
Less: Convertible senior notes buyback income	—	—	622,109	12,047	10,028	1,454
Adjusted net income attributable to Qudian Inc.’s shareholders	2,549,297	3,351,587	382,344	612,372	(347,938)	(50,446)

Components of Results of Operations

Revenues

The Group’s total revenues comprise financing income, sales commission fee, sales income, penalty fees, guarantee income, loan facilitation income and other related income and transaction services fee and other related income. The Group’s total revenues are presented net of VAT. Financing income represents financing service fees that the Group collects from borrowers for on-balance sheet transactions, which the Group has facilitated since inception in April 2014. Sales commission fee represents fee earned from merchandise suppliers in connection with merchandise credit products. Sales income represents the sales price of cars the Group sells to car buyers in connection with the Group’s budget auto financing products and revenues from product sales through the Group’s Wanlimu e-commerce platform and QD foods. Penalty fees represent fees the Group charges borrowers for late repayment. Guarantee income represents income earned from the Group’s obligation to provide risk assurance on the principal and accrued interest repayment of loans facilitated, which is recognized over the term of the arrangement as the Group is released from the stand ready obligation based on the borrower’s repayment of the loan principal. Loan facilitation income and other related income represent loan facilitation fees earned from certain institutional funding partners in connection with off-balance sheet transactions, a type of funding arrangement that started in September 2016. Transaction services fee and other related income represent commissions and fees earned from financial service providers in connection with the Group’s transaction services business. For more information, see “Item 5. Operating and Financial Review and Prospects⸺A. Operating Results⸺Critical Accounting Policies⸺Revenue Recognition.” The following table sets forth the breakdown of the Group’s total revenues, both in absolute amount and as a percentage of the Group’s total revenues, for the periods presented:

	Year Ended December 31,
	2020		2021		2022
		% of total		% of total			% of total
	RMB	revenues	RMB	revenues	RMB	US$	revenues

	(in thousands, except for percentages)
Revenues
Financing income	2,102,665	57.0	1,255,488	75.9	308,717	44,760	53.4
Sales commission fee	80,992	2.2	35,411	2.1	115	17	0.0
Sales income and others	610,793	16.5	100,668	6.1	82,617	11,978	14.3
Penalty fees	72,235	2.0	67,316	4.1	53,445	7,749	9.3
Guarantee income	826,198	22.4	3,935	0.2	—	—	—
Loan facilitation income and other related income	131,633	3.6	39,531	2.4	18,809	2,727	3.3
Transaction services fee and other related income	(136,542)	(3.7)	151,694	9.2	113,790	16,498	19.7
Total revenues	3,687,974	100.0	1,654,043	100.0	577,493	83,729	100.0

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

Sales income and others

Sales income and others comprise (i) the sales price of cars, which consists of down payment and principal under the sales-type finance leases, (ii) the amount of consideration the Group receives from the buyer for the sale of the vehicle, net of value-added tax, in vehicle sales with guarantee transactions and (iii) the sales price of fashion products the Group sold on Wanlimu e-commerce platform, (iv) the amount of consideration the Group receives from the buyer for product sales through its QD Food business, and (v) the amount of consideration the Group receives as the tutoring sessions are delivered through its Wanlimu education centers.

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

Cost of Revenues and Operating Expenses

The Group’s cost of revenues and operating expenses consist of cost of revenues, sales and marketing expenses, general and administrative expenses, research and development expenses, changes in guarantee liabilities, changes in risk assurance liabilities and expected credit loss for receivables and other assets. The following table sets forth the Group’s cost of revenues and operating expenses, both in absolute amount and as a percentage of the Group’s total revenues, for the periods presented:

	Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Cost of revenues and operating expenses:
Cost of revenues	862,354	23.4	298,726	18.1	383,091	55,543	66.3
Sales and marketing	293,282	8.0	127,376	7.7	271,611	39,380	47.0
General and administrative	285,905	7.7	443,276	26.8	287,457	41,677	49.8
Research and development	170,691	4.6	141,264	8.5	58,275	8,449	10.1
Changes in guarantee liabilities and risk assurance liabilities	(87,894)	(2.4)	(201,602)	(12.2)	(103,991)	(15,077)	(18.0)
Expected credit loss for receivables and other assets	1,621,362	44.0	(151,817)	(9.2)	(221,121)	(32,060)	(38.3)
Impairment loss from other assets	20,000	0.5	156,394	9.5	268,927	38,991	46.6
Total	3,165,700	85.8	813,617	49.2	944,249	136,903	163.5

Cost of Revenues

The Group’s cost of revenues represent cost of goods sold, which primarily consists of the purchase price of products and packaging material. The following table sets forth components of the Group’s cost of revenues, both in absolute amount and as a percentage of the Group’s total revenues, for the periods presented:

	Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Cost of revenues:
Cost of goods sold	645,083	17.5	78,533	4.8	326,889	47,394	56.6
Cost of other revenues	217,271	5.9	220,193	13.3	56,202	8,149	9.7
Total	862,354	23.4	298,726	18.1	383,091	55,543	66.3

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

Sales and Marketing

Sales and marketing expenses include expenses for (i) the Group’s core online consumer finance business and consist primarily of expenses related to borrower engagement and retention, salaries, benefits and share-based compensation related to the Group’s sales and marketing staff; (ii) the Group’s Wanlimu e-commerce platform business and consist primarily of expenses related to marketing activities the Group conducted to promote the platform; (iii) the Group's Wanlimu Kids Clubs business and consist primarily of expenses related to marketing activities the Group conducted to promote the brand; and (iv) the Group's ready-to-cook meals business and consist primarily of expenses related to marketing activities the Group conducted to promote the brand.

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

Changes in Guarantee Liabilities and Risk Assurance Liabilities

At the inception of each off-balance sheet transaction, the Group records the fair value of (i) guarantee liabilities, which represent the present value of the Group’s expected payout based on the estimated delinquency rate and the applicable discount rate for time value; or (ii) risk assurance liabilities, which considers the premium required by a third-party market participant to issue the same risk assurance in a standalone transaction, as applicable. Prior to January 1, 2020, the release of the non-contingent aspect of the risk assurance liability is recognized in earnings as a reduction of changes in guarantee liabilities and risk assurance liabilities. The contingent loss arising from the obligation to make future payments is recognized when borrower default is probable, and the amount of loss is estimable. Subsequent to January 1, 2020, the non-contingent aspect of the risk assurance liability is subsequently recognized as guarantee income over the term of the arrangement as the Group is released from the stand ready obligation based on the borrower’s repayment of the loan principal. The contingent liability relating to the expected credit losses arising from the contingent aspect of the risk assurance liability is initially measured under the CECL model. The subsequent changes in the contingent aspect of the risk assurance liability is adjusted through earnings as changes in guarantee liabilities and risk assurance liabilities. The service fees payable to the Group, net of guarantee liabilities and risk assurance liabilities which were deducted from the consideration in connection with such transaction, are recognized as loan facilitation income and other related income. Increases in the amount of guarantee liabilities and risk assurance liabilities are recognized as changes in guarantee liabilities and risk assurance liabilities in the Group’s results of operations. The Group recognized a loss of RMB22.3 million, a gain of RMB53.0 million and a gain of RMB37.1 million (US$5.4 million) from changes in guarantee liabilities in 2020, 2021 and 2022, respectively. The Group recognized a gain of RMB110.2 million, RMB148.6 million and RMB66.9 million (US$9.7 million) from changes in risk assurance liabilities in 2020, 2021 and 2022, respectively.

Expected Credit Loss for Receivables and Other Assets

The Group periodically adjusts its allowance for loan principal and financing service fee receivables when it believes that the future collection of principal is unlikely. The Group bases this allowance primarily on historical loss experience using a roll rate-based model applied to the Group’s principal and financing service fees receivables portfolios and, adjusted for various qualitative factors that reflect current conditions and reasonable and supportable forecasts of future economic conditions after the adoption of ASC 326. The allowance for finance lease receivables is calculated based on historical loss experience using probability of default and loss given default methods and adjusted for various qualitative factors that reflect current conditions and reasonable and supportable forecasts of future economic conditions after the adoption of ASC 326. The Group stratifies probability of default and loss given default by the recovered rate under different scenarios (i.e., cash collection, repossessing the leased vehicle or non-recovery), and calculates allowance balance by timing exposure at default under each scenario. For information regarding the Group’s accounting policy related to allowance for receivables, see “⸺Critical Accounting Policies⸺ Loan Principal and Financing Service Fee Receivables” and “Critical Accounting Policies Finance lease receivables.” The Group periodically adjusts its allowance for other receivables when it believes that the future collection of receivables is unlikely. The Group recognizes any increase in allowance for loan principal, financing service fee receivables and other receivables as expected credit loss for receivables for the relevant period.

The following table sets forth the expected credit loss for receivables and other assets, both in an absolute amount and as a percentage of total revenues, for the periods presented.

	Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Expected credit loss for receivables and other assets	1,621,362	44.0	(151,817)	(9.2)	(221,121)	(32,060)	(38.3)

Impairment loss from other assets

The Group reviews the impairment for long-lived assets in accordance with authoritative guidance for impairment or disposal of long-lived assets. Long-lived assets are reviewed for events or changes in circumstances, which indicate that their carrying value may not be recoverable. Long-lived assets are reported at the lower of carrying amount or fair value less cost to sell for long-lived assets held for sales, or at the lower of carrying amount or fair value for long-lived assets held for use. The Group recorded the impairment loss from other assets in 2022, mainly due to the winding down of its Wanlimu Kids Clubs business and QD Food business.

Share-based Compensation

The following table sets forth the effect of share-based compensation expenses on the Group’s operating expenses line items, both in an absolute amount and as a percentage of total revenues, for the periods presented.

	Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Sales and marketing	1,912	0.1	1,727	0.1	528	76	0.1
General and administrative	40,895	1.1	29,684	1.8	21,102	3,061	3.7
Research and development	2,827	0.1	3,934	0.2	2,424	351	0.4
Total	45,634	1.3	35,345	2.1	24,054	3,488	4.2

See “⸺Critical Accounting Policies⸺Share-based Payments” for a description of what the Group accounts for the compensation cost from share-based payment transactions.

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

The Group is subject to VAT at a rate of 6% on the services the Group provides to borrowers, less any deductible VAT the Group has already paid or borne. The Group is subject to VAT at a rate of 13% on the budget auto financing services the Group provides to borrowers and sales of ready-to-cook dishes. The Group is also subject to surcharges on VAT payments in accordance with PRC law.

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

Under ASC 606, revenue is recognized when control of the promised goods or services is transferred to the Group’s customers, in an amount that reflects the consideration that the Group expects to be entitled to in exchange for those goods or services, net of value-added tax. We determine revenue recognition through the following steps:

●	Identify the contract(s) with a customer;
●	Identify the performance obligations in the contract;
●	Determine the transaction price;
●	Allocate the transaction price to the performance obligations in the contract; and
●	Recognize revenue when (or as) the entity satisfies a performance obligation.

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

Sales income

The Group recognizes revenue from product sales through our platform of e-commerce and ready-to-cook meal business. The Group’s single performance obligation is to sell products to customers. The Group is the principal and record revenue on a gross basis as the Group controls the products before transfer to the customers. Revenue is measured based on the amount of consideration the Group expects to receive reduced by value-added tax, discount and estimate for product returns. Product returns are estimated using the expected value method based on historical return patterns. Revenues are recognized at a point in time when the products are accepted by the customers. As of December 31, 2021 and 2022, estimated product returns were not material.

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

We apply a consistent credit risk management framework to the entire portfolio of loans in accordance with Accounting Standards Update (“ASU”) No. 2016-13, Financial instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASC 326”) and adjust the allowance for loan principal and financing service fee receivables that is determined by the roll rate-based model for various qualitative factors that reflect current conditions and reasonable and supportable forecasts of future economic conditions. These factors mainly include gross-domestic product rates, consumer price indexes, per capita consumption expenditure, per capita disposable income and other considerations. The Group analyzes a combination of qualitative factors to the change in roll rate using a regression model. Factors that had a strong correlation and economic and commercial significance were selected for the model. One-year projections of the abovementioned factors are used as the life of loans are all within one year, and the projections are either sourced or derived from publicly available market information. These abovementioned factors are then fed into the linear regression equation to derive an expected loss rate for each loan portfolios based on delinquencies.

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

We apply a consistent credit risk management framework to the entire portfolio of finance lease receivables in accordance with ASC 326 and adjust the allowance that is determined by the PD and LGD methods for various qualitative factors that reflect reasonable and supportable forecasts of future economic conditions. These factors may include gross-domestic product rates, consumer price indexes, per capita consumption expenditure and other considerations. We analyze a combination of qualitative factors to the change in roll rate using a regression model. Factors that had a strong correlation and economic and commercial significance were selected for the model. One-year projections of the abovementioned factors are used as the life of loans are all within one year, and the projections are either sourced or derived from publicly available market information. These abovementioned factors are then fed into the linear regression equation to derive an expected loss rate for each loan portfolios based on delinquencies.

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

As of December 31, 2021 and 2022, the Group measured a long-term investment at fair value on a nonrecurring basis using valuation methodology under the market approach. The significant unobservable inputs (level 3) include enterprise value to revenue multiple which was determined based on the median of selected comparable companies ranging from 2.5 times to 3.8 times as of December 31, 2021 and from 1.3 times to 2.1 times as of December 31, 2022, and the discount for lack of marketability which was estimated at 33% and 30% for 2021 and 2022, respectively. The fair value of the long-term investment was RMB172 million and RMB4 million (US$1 million) as of December 31, 2021 and 2022, respectively.

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

We account for uncertainty in income taxes recognized in the consolidated financial statements by applying a two-step process to determine the amount of the benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed to determine the amount of benefits to recognize in the consolidated financial statements. The amount of the benefits that may be recognized is the largest amount that is more-likely-than not to be realized upon ultimate settlement. The Group’s estimated liability for unrecognized tax benefits which is included in the income tax payable in the consolidated balance sheets is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. We elect to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of comprehensive income. The Group did not recognize any income tax due to uncertain tax position nor incurred any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2020, 2021 and 2022.

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

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands, except for share and per share data)
Revenues:
Financing income	2,102,665	1,255,488	308,717	44,760
Sales commission fee	80,992	35,411	115	17
Sales income and others	610,793	100,668	82,617	11,978
Penalty fees	72,235	67,316	53,445	7,749
Guarantee income	826,198	3,935	—	—
Loan facilitation income and other related income	131,633	39,531	18,809	2,727
Transaction services fee and other related income	(136,542)	151,694	113,790	16,498
Total revenues	3,687,974	1,654,043	577,493	83,729
Cost of revenues:
Cost of goods sold	(645,083)	(78,533)	(326,889)	(47,394)
Cost of other revenues	(217,271)	(220,193)	(56,202)	(8,149)
Total cost of revenues	(862,354)	(298,726)	(383,091)	(55,543)
Operating expenses:
Sales and marketing	(293,282)	(127,376)	(271,611)	(39,380)
General and administrative	(285,905)	(443,276)	(287,457)	(41,677)
Research and development	(170,691)	(141,264)	(58,275)	(8,449)
Changes in guarantee liabilities and risk assurance liabilities	87,894	201,602	103,991	15,077
Expected credit loss for receivables and other assets	(1,621,362)	151,817	221,121	32,060
Impairment loss from other assets	(20,000)	(156,394)	(268,927)	(38,991)
Total operating expenses	(2,303,346)	(514,891)	(561,158)	(81,360)
Other operating income	343,324	82,273	37,255	5,401
Income/(Loss) from operations	865,598	922,699	(329,501)	(47,773)
Interest and investment income, net	708,251	129,456	112,816	16,357
(Loss)/Gain from equity method investments	(370,039)	(221,798)	13,998	2,030
Gain/(loss) on derivative instruments	—	17,375	(70,421)	(10,210)
Foreign exchange (loss)/gain, net	(107)	(51)	250	36
Other income	26,358	5,213	19,833	2,876
Other expenses	(9,263)	(6,485)	(16,599)	(2,407)
Net income/(loss) before income taxes	1,220,798	846,409	(269,624)	(39,091)
Income tax expenses	(261,979)	(260,482)	(92,428)	(13,401)
Net income/(loss)	958,819	585,927	(362,052)	(52,492)

	Year Ended December 31,
	2020	2021	2022

	%
Revenues:
Financing income	57.0	75.9	53.4
Sales commission fee	2.2	2.1	0.0
Sales income and others	16.5	6.1	14.3
Penalty fees	2.0	4.1	9.3
Guarantee income	22.4	0.2	—
Loan facilitation income and other related income	3.6	2.4	3.3
Transaction services fee and other related income	(3.7)	9.2	19.7
Total revenues	100.0	100.0	100.0
Cost of revenues:
Cost of goods sold	(17.5)	(4.8)	(56.6)
Cost of other revenues	(5.9)	(13.3)	(9.7)
Total cost of revenues	(23.4)	(18.1)	(66.3)
Operating expenses:
Sales and marketing	(8.0)	(7.7)	(47.0)
General and administrative	(7.7)	(26.8)	(49.8)
Research and development	(4.6)	(8.5)	(10.1)
Changes in guarantee liabilities and risk assurance liabilities	2.4	12.2	18.0
Expected credit loss for receivables and other assets	(44.0)	9.2	38.3
Impairment loss from other assets	(0.5)	(9.5)	(46.6)
Total operating expenses	(62.4)	(31.1)	(97.2)
Other operating income	9.3	5.0	6.5
Income/(Loss) from operations	23.5	55.8	57.0
Interest and investment income, net	19.2	7.8	19.5
(Loss)/Gain from equity method investments	(10.0)	(13.4)	2.4
Gain/(loss) on derivative instruments	—	1.1	(12.2)
Foreign exchange (loss)/gain, net	(0.0)	(0.0)	0.1
Other income	0.7	0.3	3.4
Other expenses	(0.3)	(0.4)	(2.9)
Net income/(loss) before income taxes	33.1	51.2	(46.7)
Income tax expenses	(7.1)	(15.8)	(16.0)
Net income/(loss)	26.0	35.4	(62.7)

Comparison of Year Ended December 31, 2022 and Year Ended December 31, 2021

Total revenues. The Group’s total revenues in 2022 decreased by 65.1% to RMB577.5 million (US$83.7 million) from RMB1,654.0 million in 2021, primarily due to the winding down of the Group’s loan book business. Financing income decreased by 75.4% from RMB1,255.5 million in 2021 to RMB308.7 million (US$44.8 million) in 2022 primarily due to the decrease in the average on-balance sheet loan balance during 2022. Loan facilitation income and other related income decreased by 52.4% to RMB18.8 million (US$2.7 million) in 2022 from RMB39.5 million in 2021, primarily as a result of the winding down of off-balance sheet transactions. The Group also recorded transaction services fee and other related income of RMB113.8 million (US$16.5 million) in 2022, compared to RMB151.7 million for 2021, primarily due to the change in estimate for variable consideration for the transactions facilitated in the past years. Sales income and others decreased to RMB82.6 million (US$12.0 million) in 2022 from RMB100.7 million for 2021 primarily due to the winding down of the Wanlimu e-commerce platform, partially offset by sales relating to QD Food business.

Total cost of revenues and operating expenses. Total cost of revenues and operating expenses increased by 16.1% to RMB944.2 million (US$136.9 million) in 2022 from RMB813.6 million in 2021.

●	Cost of revenues. The Group’s cost of revenues increased by 28.2% to RMB383.1 million (US$55.5 million) from RMB298.7 million for 2021, primarily due to the increase in the cost of goods sold related to QD Food business.

●	Sales and marketing expenses. The Group’s sales and marketing expenses increased by 113.2% to RMB271.6 million (US$39.4 million) from RMB127.4 million for 2021. The increase was primarily due to marketing expenses related to QD Food business.
●	General and administrative expenses. The Group’s general and administrative expenses decreased by 35.2% to RMB287.5 million (US$41.7 million) from RMB443.3 million for 2021, as a result of a decrease in the number of our employees relating to the winding down of its Wanlimu Kids Clubs business.
●	Research and development expenses. The Group’s research and development expenses decreased by 58.7% to RMB58.3 million (US$8.4 million) from RMB141.3 million for 2021. The decrease was primarily due to the decrease in staff head count, which led to a corresponding decrease in staff salaries and a decrease in third-party service fees.
●	Changes in guarantee liabilities and risk assurance liabilities. The Group recorded a gain from changes in guarantee liabilities and risk assurance liabilities of RMB104.0 million (US$15.1 million) in 2022, compared to RMB201.6 million in 2021, primarily due to the winding down of off-balance sheet transactions.
●	Expected credit loss for receivables and other assets. The Group’s expected credit loss for receivables and other assets was a reversal of RMB221.1 million (US$32.1 million) this year, compared with RMB151.8 million for 2021, primarily due to the decrease in past-due on-balance sheet outstanding principal receivables.
●	Impairment loss from other assets. The Group’s impairment loss from other assets was RMB268.9 million (US$39.0 million) for 2022, compared with RMB156.4 million for 2021, as a result of the winding down of the Group’s Wanlimu Kids Clubs business and QD Food business.

Loss from operations. The Group’s loss from operations was RMB329.5 million (US$47.8 million) compared to an income of RMB922.7 million for 2021.

Interest and investment income, net. The Group’s interest and investment income, net decreased to RMB112.8 million (US$16.4 million) for 2022 from RMB129.5 million for 2021, mainly due to the decline in interest rate published by the banks on a regular basis.

Gain or loss on derivative instrument. The Group’s loss on derivative instrument was RMB70.4 million (US$10.2 million) for 2022 as compared with a gain on derivative instrument of RMB17.4 million for 2021, primarily due to the decrease in quoted price of the equity securities relating to the derivative instruments the Group holds.

Income tax expenses. The Group’s income tax expenses decreased by 64.5% to RMB92.4 million (US$13.4 million) in 2022 from RMB260.5 million in 2021.

Net loss or income. The Group’s net loss was RMB362.1 million (US$52.5 million) in 2022, compared to net income of RMB585.9 million in 2021. Net loss attributable to the Company’s shareholders per diluted share was RMB1.47 (US$0.21), compared to net income of RMB2.27 in the prior year.

Adjusted net loss attributable to Qudian Inc.’s shareholders. The Group’s adjusted net loss attributable to Qudian Inc.’s shareholders, which excludes share-based compensation expenses and convertible senior notes buyback income was RMB347.9 million (US$50.4 million), compared to an income of RMB612.4 million in the prior year. Adjusted net loss attributable to Qudian Inc, shareholders per diluted share was RMB1.41 (US$0.21) compared to income of RMB2.36 in the prior year.

Comparison of Year Ended December 31, 2021 and Year Ended December 31, 2020

For a discussion of the Group’s results of operations for the year ended December 31, 2021 compared with the year ended December 31, 2020, see “Item 5. Operating and Financial Review and Prospects⸺A. Operating Results⸺Comparison of Year Ended December 31, 2021 and Year Ended December 31, 2020” in our annual report on Form 20-F for the year ended December 31, 2021, filed with the SEC on April 29, 2022.

B.Liquidity and Capital Resources

The Group’s primary sources of liquidity have been cash provided by operating activities and funds provided by our investors, including through the issuance of equity securities and convertible debt securities, which have historically been sufficient to meet the Group’s working capital and substantially all of the Group’s capital expenditure requirements. In October 2017, we completed our initial public offering in which we issued and sold an aggregate of 35,625,000 ADSs, representing 35,625,000 Class A ordinary shares, resulting in net proceeds to us of approximately US$799.6 million. In 2020, 2021 and 2022, the Group had net cash provided by operating activities of RMB2,471.7 million, RMB922.1 million and RMB260.9 million (US$37.8 million), respectively.

As of December 31, 2022, the Group had cash and cash equivalents of RMB3,486.4 million (US$505.5 million), as compared to cash and cash equivalents of RMB2,065.5 million as of December 31, 2021.

As of December 31, 2022, the Group had short-term amounts due from Alipay of RMB3.4 million (US$0.5 million), as compared to short-term amounts due from Alipay of RMB456.5 million as of December 31, 2021. These represent amounts deposited in the Group’s Alipay accounts, and are unrestricted as to withdrawal and use and readily available to the Group on demand.

In July 2019, we issued US$345 million aggregate principal amount of convertible senior notes due 2026 (including full exercise of the initial purchasers’ option to purchase additional notes), raising US$334.2 million in net proceeds to us after deducting underwriting discounts and commissions and other offering expenses. In connection with the offering of the convertible senior notes, we entered into capped call transactions with the initial purchasers and/or their respective affiliates and used approximately US$28.2 million of the net proceeds of the offering to pay the cost of such transactions. The convertible notes bear interest at a rate of 1.00% per year, payable on July 1 and January 1 of each year, beginning on January 1, 2020. The convertible notes will mature on July 1, 2026, unless earlier redeemed, repurchased or converted in accordance with their terms. We completed a repurchase of all outstanding convertible notes in 2022.

In November 2019, Xiamen Qudian, a Group VIE, entered into an eight-year term and revolving syndicated facility agreement with China Construction Bank and Bank of China, pursuant to which Xiamen Qudian is entitled to borrow a secured loan of RMB1,200 million to be used in connection with the Group’s innovation park, a construction in progress, which is guaranteed by Xinjiang Qudian Technology Co., Ltd. and Qufenqi (Ganzhou) Information Technology Co., Ltd. and collateralized by the land-use-right with a carrying amount of RMB95.6 million (US$13.9 million) as of December 31, 2022. Outstanding borrowings will accrue interest at a rate equal to the loan prime rate of China. Xiamen Qudian is required to comply with certain financial covenants, which had been met as of December, 31, 2022. As of December 31, 2022, the aggregate amount of unused lines of credit for such long-term loan was RMB1,054.7 million (US$152.9 million).

The following table sets forth the Group’s total assets, total liabilities and total net assets as of the dates indicated.

	As of December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Total assets	13,398,032	14,091,125	12,746,435	1,848,059
Total liabilities	1,488,188	1,567,586	703,723	102,030
Total net assets(1)	11,909,844	12,523,539	12,042,712	1,746,029
(1)	Defined as total assets minus total liabilities.

The Group’s total net assets increased from RMB11,909.8 million as of December 31, 2020 to RMB12,523.5 million as of December 31, 2021. The Group’s total net assets decreased to RMB12,042.7 million (US$1,746.0 million) as of December 31, 2022, primarily attributable to decrease of accumulated retained earnings.

The table below sets forth certain balance sheet item related to credit products. The decrease in such line item since December 31, 2020 is in line with the Group’s shifting business strategy.

	As of December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Short-term loan principal and financing service fee receivables	3,940,461	2,371,966	—	—

We believe that the cash we received from our initial public offering and the anticipated cash flows from operating activities will be sufficient to meet the Group’s anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months. We may, however, need additional cash resources in the future if the Group experiences changes in business conditions or other developments, or if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that the Group’s cash requirements exceed the amount of cash and cash equivalents the Group has on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict the Group’s operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. See “Item 3. Key Information⸺D. Risk Factors⸺Risks Related to Our Business and Our Industry⸺We may need additional capital to pursue business objectives and respond to business opportunities, challenges or unforeseen circumstances, and financing may not be available on terms acceptable to us, or at all.”

Our ability to manage the Group’s working capital, including receivables and other assets and accrued expenses and other liabilities, may materially affect the Group’s financial condition and results of operations.

The following table sets forth a summary of the Group’s cash flows for the periods presented:

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash provided by operating activities	2,471,712	922,065	260,871	37,823
Net cash (used in)/provided by investing activities	(3,269,876)	(246,580)	1,884,829	273,275
Net cash used in financing activities	(1,591,272)	(84,192)	(834,991)	(121,062)
Cash and cash equivalents, and restricted cash and cash equivalent at beginning of period	4,118,587	1,672,962	2,243,420	325,265
Cash and cash equivalents, and restricted cash and cash equivalent at end of period	1,672,962	2,243,420	3,572,748	518,000

Operating Activities

Net cash provided by operating activities was RMB260.9 million (US$37.8 million) in 2022, mainly attributable to net loss of RMB362.1 milllion (US$52.5 million), adjusted for (i) impairment loss from other assets of RMB268.9 million (US$39.0 million), (ii) expected credit loss for receivables and other assets was a reversal of RMB221.1 million (US$32.1 million) and (iii) unrealized investment losses of derivative instruments of RMB180.5 million (US$26.2 million). Adjustment for changes in working capital primarily consisted of a decrease in other current and non-current assets of RMB254.6 million (US$36.9 million) as a result of decrease in receivables from third-party payment service providers.

Net cash provided by operating activities was RMB922.1 million in 2021, mainly attributable to net income of RMB585.9 million, adjusted for a reversal of the expected credit loss for receivables and other assets of RMB151.8 million.

Net cash provided by operating activities was RMB2,471.7 million in 2020, mainly attributable to net income of RMB958.8 million, adjusted for (i) expected credit loss for receivables and other assets of RMB1,621.4 million, (ii) income from the repurchase of convertible senior notes of RMB622.1 million, (iii) share of loss from equity method investment of RMB370.0 million. Adjustment for changes in working capital primarily consisted of (i) a decrease in risk assurance liabilities of RMB2,328.0 million primarily due to a decrease in the off-balance sheet transaction for which the Group provides risk assurance, (ii) a decrease in contract assets of RMB2,899.5 million, (iii) a decrease in other current and non-current liabilities of RMB879.0 million and (iv) a decrease in other current and non-current assets of RMB438.9 million.

Investing Activities

Net cash provided by investing activities was RMB1,884.8 million (US$273.3 million) in 2022, which was primarily attributable to (i) proceeds from redemption of short-term investments of RMB16,062.3 million (US$2,328.8 million) and (ii) proceeds from the collection of loan principal of RMB6,492.8 million (US$941.4 million), partially offset by purchases of short-term investments of RMB15,538.7 million (US$2,252.9 million).

Net cash used in investing activities was RMB246.6 million in 2021, mainly due to the payments of deposit pledged as collateral for derivative instruments.

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

Financing Activities

Net cash used in financing activities was RMB835.0 million (US$121.1 million) in 2022, which was primarily attributable to the repurchases of ordinary shares and convertible senior notes.

Net cash used in financing activities was RMB84.2 million in 2021, mainly due to the repurchases of convertible senior notes.

Net cash used in financing activities was RMB1,591.3 million in 2020, mainly due to repayments of borrowings of RMB1,038.7 million and repurchases of convertible senior notes of RMB859.2 million.

Capital Expenditures

The Group made capital expenditures of RMB221.8 million, RMB478.4 million and RMB273.6 million (US$39.7 million) in 2020, 2021 and 2022, respectively. In these periods, the Group’s capital expenditures were mainly used for building construction and purchase of equipment and intangible assets and leasehold improvements. The Group will continue to make capital expenditures to meet the expected growth of its business.

Contractual Obligations

The following table sets forth the Group’s operating lease commitments and long-term borrowings and interest payable as of December 31, 2022.

	Payment due by period
			Less than			More than
	Total		1 Year	1-3 Years	3-5 Years	5 Years

	RMB	US$	RMB

	(million)
Operating lease commitments	7.7	1.1	7.2	0.5	0.0	—
Long-term borrowings and interest payable	133.9	19.4	6.3	66.6	61.0	—

Operating lease obligations represent leasing arrangements relating to the lease of the Group’s office premises.

The Group’s capital commitments relate primarily to commitments in connection with the Group’s plan to build an office building and innovation center. Total capital commitments contracted but not yet reflected in the financial statements amounted to RMB596.9 million (US$86.5 million) as of December 31, 2022. All of the commitments relating to the construction will be settled in installments.

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

Off-Balance Sheet Arrangements

Since September 2016, the Group has entered into several arrangements with financial institutions that provides funding directly to borrowers for transactions that the Group facilitates. From April 2018 to the second quarter of 2019, the Group also entered into vehicle sales with guarantee arrangements with financial institutions that provides funding directly to car buyers. As of December 31, 2022, the Group did not have any outstanding off-balance sheet transactions. See “Item 5. Operating and Financial Review and Prospects⸺A. Operating Results.”

Other than the above, the Group has not entered into any other commitments to guarantee the payment obligations of any third parties. The Group has not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in the Group’s consolidated financial statements. Furthermore, the Group does not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. The Group does not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to the Group or engages in leasing, hedging or product development services with the Group.

C.Research and Development, Patent and Licenses, etc.

The Group has focused on and will continue to invest in its technology system, which supports all key aspects of the Group’s online platform and is designed to optimize for scalability and flexibility.

See “Item 4. Information of the Company⸺B. Business Overview⸺The Group’s Information Technology and Security.”

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2022 that are reasonably likely to have a material effect on the Group’s total net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.Critical Accounting Estimates

The Group prepares the consolidated financial statements in accordance with U.S. GAAP, which requires the Group to make judgments, estimates and assumptions that affect its financial condition and results. The Group continually evaluates these estimates and assumptions based on historical experience, current conditions and reasonable and supportable forecasts of future economic conditions. The use of estimates is an integral component of the financial reporting process, which requires the Group to make judgments and estimates that affect the reported amounts of assets, liabilities, revenues, and expenses in its consolidated financial statements and the accompanying notes. These estimates may differ from actual results under different conditions, which is subject to uncertainty. Some of the accounting policies require the most difficult, subjective and complex judgments and estimates and have had, or are reasonably likely to have a material impact on the Group’s financial condition or results of operations. The Group considers the policies discussed below to be critical to an understanding of its financial statements as their application places the most significant demands on the judgment of the Group’s management. For a detailed discussion of the Group’s significant accounting policies and related judgments, please see “Note 2—Summary of Significant Accounting Policies” in the Group’s audited consolidated financial statements included elsewhere in this annual report.

Allowance for loan principal and financing service fee receivables

In 2020 and 2021, the Group recognized an allowance for loan principal and financing service fee receivables based on estimate of the expected credit losses over the contractual term of these financial assets.

Allowance for loan principal and financing service fee receivables was calculated based on historical loss experience with the entire loan portfolio, using a roll rate-based model. For the detailed description of roll rate-based model, please see “Item 5. Operating and Financial Review and Prospectus — A. Operating Results — Critical Accounting Policies.” The Group applied a consistent credit risk management framework and adjusted the allowance that is determined by the roll rate-based model for various qualitative factors that reflected current conditions and reasonable and supportable forecasts of future economic conditions which are subject to uncertainty. These factors mainly included gross-domestic product rates, consumer price indexes, per capita consumption expenditure, per capita disposable income and other considerations in 2021 and 2020. The Group analyzed a combination of qualitative factors to the change in roll rate using a regression model. Factors that had a strong correlation and economic and commercial significance were selected for the model. Projections of the abovementioned factors were used as the life of loans were all within one year, and the projections were either sourced or derived from publicly available market information. These abovementioned factors were then fed into the linear regression equation to derive an expected loss rate for each loan portfolios based on delinquencies.

The expected loss rate of loan principal and financing service fee receivables were 10.1% and 17.7% as of December 31, 2021 and 2020, respectively. As of December 31, 2021, the estimate of expected credit losses was most sensitive to certain key inputs presented below, mainly due to the potentially significant impact that changes in these inputs may have on the Group’s consolidated statements of operations. The impacts of the indicated increase/decrease in the key inputs for the Group’s net income before income taxes were as follows (in RMB thousands, except for percentages):

Relative
Input	Change	Increase/(Decrease)
Roll rate of current stage portfolio (not past due)	+/- 1%	24,524/(24,542)
Forecasted variation ratio of gross-domestic product rates	+/- 1%	(13,713)/15,971
Forecasted variation ratio of per capita disposable income	+/- 1%	(780)/706

Allowance for finance lease receivables

The Group recognized an allowance for finance lease receivables based on estimate of the expected credit losses over the contractual term of these financial assets.

Allowance for finance lease receivables was calculated based on historical loss experience using probability of default (“PD”) and loss given default (“LGD”) methods. The Group applied a consistent credit risk management framework to the finance lease receivables in accordance with ASC 326 and adjusted the allowance that is determined by the PD and LGD methods for various qualitative factors that reflect reasonable and supportable forecasts of future economic conditions which are subject to uncertainty. These factors mainly included gross-domestic product rates, consumer price indexes, per capita consumption expenditure, per capita disposable income and other considerations in 2021 and 2020. The Group analyzed a combination of qualitative factors to the change in PD using a regression model. Factors that had a strong correlation and economic and commercial significance were selected for the model. Projections of the abovementioned factors were used as the life of leases were all within one year, and the projections were either sourced or derived from publicly available market information. These abovementioned factors were then fed into the linear regression equation to derive an expected loss rate.

The expected loss rate of finance lease receivables was 13.9% and 10.5% as of December 31, 2021 and 2020, respectively. As of December 31, 2021, the estimate of expected credit losses was most sensitive to certain key inputs presented below, mainly due to the potentially significant impact that changes in these inputs may have on the Group’s consolidated statements of operations. The impacts of the indicated increase/decrease in the key inputs for the Group’s net income before income taxes were as follows (in RMB thousands, except for percentages):

Relative
Input	Change	Increase/(Decrease)
Probability of default	+/- 1%	72/(72)
Loss given default	+/- 1%	313/(313)
Forecasted variation ratio of gross-domestic product rates	+/- 1%	(612)/601

As of December 31, 2022, as the Group has ceased new credit offerings, the allowance for loan principal and financing service fee receivables was nil and the allowance for finance lease receivables was immaterial. Therefore, the critical accounting estimates are not applicable for 2022 and no other critical accounting estimates were identified.

See “Item 5. Operating and Financial Review and Prospectus—A. Operating Results—Critical Accounting Policies.” for the accounting policies related to other accounting estimates.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of March 31, 2023.

Name	Age	Position/Title
Min Luo	40	Chairman and Chief Executive Officer
Long Xu	40	Director and Senior Vice President
Yingming Li	45	Director
Shengwen Rong	54	Independent Director
Yifan Li	56	Independent Director
Yan Gao	42	Vice President of Finance

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

Mr. Yingming Li has served as our director since December 2019. Mr. Li served as director and deputy general manager of Guosheng Financial Holding in charge of investments prior to the end of March 2023. Mr. Li has rich experience in enterprise consultancy, valuation, investment banking and equity investments. Mr. Li graduated from Fudan University with a master degree in economics.

Mr. Shengwen Rong has served as our independent director since August 2018. From February 2017 to September 2018, Mr. Rong served as senior vice president and then chief financial officer of Yixia Technology Co., Ltd. Prior to that, Mr. Rong served as the chief financial officer at Quixey, Inc, from 2015 to 2016, the chief financial officer at UCWeb from 2012 to 2014, and the chief financial officer at Country Style Cooking Restaurant Chain Co., Ltd., an NYSE-listed company, from 2010 to 2012. Currently Mr. Rong serves as an independent director and audit committee chair of Tarena International, Inc. (NASDAQ: TEDU), China Online Education (NYSE: COE), X Financial (NYSE: XYF), Mogu Inc. (NYSE: MOGU) and Vision Deal HK Acquisition Corp. (SEHK: 7827). Mr. Rong received a bachelor’s degree in international finance from Renmin University, a master’s degree in accounting from West Virginia University and an MBA degree from University of Chicago Booth School of Business. Mr. Rong is a Certified Public Accountant in the United States.

Mr. Yifan Li has served as our independent director since October 2017. After servicing as chief financial officer since April 2021, Mr. Li is currently chief finance and investment advisor of Human Horizons Holdings Co. Ltd., a premium luxury electric vehicle manufacturer. Prior to that, he had served as a board director and a vice president of Geely Holding Group Co., Ltd., an automotive manufacturing company, since October 2014. From May 2014 to September 2014, he was vice president and international chief financial officer of Sanpower Group Co., Ltd., a company in the technology and modern service industries. From December 2010 to February 2014, he served as vice president and chief financial officer of China Zenix Auto International Co., Ltd., a manufacturer of commercial vehicle wheels listed on the NYSE. Mr. Li is also currently a director and a member of the audit committee for a number of companies, including Xinyuan Real Estate Co., Ltd. (NYSE: XIN), Sunlands Technology Group (NYSE: STG), 36Kr Holdings Inc. (NASDAW: KRKR). Mr. Li received his MBA from the University of Chicago Booth School of Business in 2000, his master’s degree in accounting from University of Texas at Dallas in 1994, and his bachelor’s degree in economics from Fudan University in 1989. Mr. Li is a Certified Public Accountant in the United States and a Chartered Global Management Accountant. His business address is 1339 Wanfang Road, Minhang District, Shanghai, PRC, 201112.

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

B.Compensation

In 2022, the Group paid aggregate cash compensation of approximately RMB5.0 million (US$0.7 million) to our directors and executive officers as a group. We did not pay any other cash compensation or benefits in kind to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and the Group VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.

For information regarding share awards granted to our directors and executive officers, see “⸺2016 Equity Incentive Plan.”

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

Granted Options

We have granted options to purchase our Class A ordinary shares to certain of our officers, directors, employees and a third-party consultant pursuant to the 2016 Equity Incentive Plan. Certain options previously granted were subsequently canceled. As of March 31, 2023, options to purchase 792,032 Class A ordinary shares remained outstanding.

The table below summarizes, as of the date of this annual report, the options we have granted to our directors and executive officers.

Ordinary
Shares
		Underlying	Option
		Options	Exercise		Option Expiration
Name	Position	Awarded	Price	Grant Date	Date
Long Xu	Director	*	US$ 0.0	February 23, 2016	February 23, 2026
		*	US$ 0.0	December 20, 2018	December 20, 2028
		*	US$ 0.0	September 22, 2019	September 22, 2029
		*	US$ 0.0	December 25, 2019	December 25, 2029
		*	US$ 0.0	March 26, 2020	March 26, 2030
Yifan Li	Independent director	*	US$ 0.0	October 17, 2017	December 8, 2026
		*	US$ 0.0	June 14, 2019	June 14, 2029
Shengwen Rong	Independent director	*	US$ 0.0	November 30, 2018	November 30, 2028
		*	US$ 0.0	June 14, 2019	June 14, 2029
Yan Gao	Vice President of Finance	*	US$ 0.0	May 3, 2017	May 3, 2027
		*	US$ 0.0	March 12, 2018	March 12, 2028
		*	US$ 0.0	December 20, 2018	December 20, 2028
		*	US$ 0.0	September 22, 2019	September 22, 2029
		*	US$ 0.0	December 25, 2019	December 25, 2029
		*	US$ 0.0	March 26, 2020	March 26,2030
*	Less than 1% of our outstanding shares, assuming conversion of our preferred shares into ordinary shares.

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

In April 2017, we directly issued 13,865,219 ordinary shares pursuant to our 2016 Equity Incentive Plan to Ark Trust in its capacity as trustee of the Equity Incentive Trust. As of March 31, 2023, the Equity Incentive Trust held 4,058,108 Class A ordinary shares. The trust deed provides that Ark Trust shall not exercise the voting rights attached to such ordinary shares unless otherwise directed by the plan administrator, which is our board of directors as of the date of this annual report, or its authorized representative.

C.Board Practices

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

The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our audit committee is responsible for, among other things:

●	selecting the independent auditor;
●	pre-approving auditing and non-auditing services permitted to be performed by the independent auditor;
●	annually reviewing the independent auditor’s report describing the auditing firm’s internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the independent auditors and all relationships between the independent auditor and our company;

●	setting clear hiring policies for employees and former employees of the independent auditors;
●	reviewing with the independent auditor any audit problems or difficulties and management’s response;
●	reviewing and, if material, approving all related party transactions on an ongoing basis;
●	reviewing and discussing the annual audited financial statements with management and the independent auditor;
●	reviewing and discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;
●	reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;
●	discussing earnings press releases with management, as well as financial information and earnings guidance provided to analysts and rating agencies;
●	reviewing with management and the independent auditors the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the Group’s financial statements;
●	discussing policies with respect to risk assessment and risk management with management, internal auditors and the independent auditor;
●	timely reviewing reports from the independent auditor regarding all critical accounting policies and practices to be used by our company, all alternative treatments of financial information within U.S. GAAP that have been discussed with management and all other material written communications between the independent auditor and management;
●	establishing procedures for the receipt, retention and treatment of complaints received from the Group’s employees regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by the Group’s employees of concerns regarding questionable accounting or auditing matters;
●	annually reviewing and reassessing the adequacy of our audit committee charter;
●	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;
●	meeting separately, periodically, with management, internal auditors and the independent auditor; and
●	reporting regularly to the full board of directors.

Compensation Committee

Our compensation committee consists of Yifan Li and Shengwen Rong. Yifan Li is the chairperson of our compensation committee. Each of Yifan Li and Shengwen Rong satisfies the requirements for an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual.

Our compensation committee is responsible for, among other things:

●	reviewing, evaluating and, if necessary, revising our overall compensation policies;
●	reviewing and evaluating the performance of our directors and senior officers and determining the compensation of our senior officers;
●	reviewing and approving our senior officers’ employment agreements with us;

●	setting performance targets for our senior officers with respect to our incentive compensation plan and equity-based compensation plans;
●	administering our equity-based compensation plans in accordance with the terms thereof; and such other matters that are specifically delegated to the remuneration committee by our board of directors from time to time.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Yifan Li and Min Luo. Min Luo is the chairperson of our nominating and corporate governance committee. Yifan Li satisfies the “independence” requirements of Section 303A of the NYSE Listed Company Manual. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;
●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;
●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and
●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

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

The functions and powers of our board of directors include, among others:

●	conducting and managing the business of our company;
●	representing our company in contracts and deals;
●	appointing attorneys for our company;
●	selecting senior management such as managing directors and executive directors;
●	providing employee benefits and pension;
●	managing our company’s finance and bank accounts;
●	exercising the borrowing powers of our company and mortgaging the property of our company; and
●	exercising any other powers conferred by the shareholders meetings or under our second amended and restated memorandum and articles of association.

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

Guosheng HK is a principal shareholder of our company. On April 25, 2020, Guosheng HK, its parent company Guosheng Financial Holding Inc. and Mr. Min Luo (solely in his capacity as our director and the chairman of our board of directors) entered into a deed of undertaking, or the deed. Pursuant to the deed, for a period of three years, Mr. Luo undertook (i) not to remove the director designated by Guosheng HK and (ii) in the event such designee no longer serves our director, to nominate another designee of Guosheng HK to fill such vacancy and vote in favor of such nomination. Furthermore, for a period of three years, Mr. Luo undertook to keep the number of directors designated by Guosheng HK equal to one sixth of the total number of directors of our company (rounded down the nearest whole number), provided that such number would in no event be less than one. Mr. Luo’s undertakings pursuant to the deed expired on April 24, 2023. Mr. Yingming Li was designated by Guosheng HK pursuant to the deed and remains a director of our company as of the date of this annual report. Guosheng HK is further described under “Item 6. Directors, Senior Management and Employees E. Share Ownership.”

D.Employees

As of December 31, 2022, the Group had a total of 215 employees. The following table sets forth the breakdown of the Group’s employees as of December 31, 2022 by function:

Number of Function	Employees	% of Total
Risk management	12	5.6
Technology and product development	50	23.3
Finance	68	31.6
Operation management	33	15.3
General administrative and others	31	14.4
Others(1)	21	9.8
Total	215	100.0
(1)	Including employees in the Group’s new businesses, sales and marketing, Dabai Auto and Wanlimu Kids project teams.

As of December 31, 2022, a majority of the Group’s employees were based in Xiamen in Fujian Province and Fuzhou in Jiangxi Province. The remainders of the Group’s employees were based in various other locations across China.

The number of the Group’s employees decreased from 940 as of December 31, 2021 to 215 as of December 31, 2022, primarily due to the winding down of certain businesses of the Group.

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

We believe that the Group maintains a good working relationship with its employees, and the Group has not experienced any major labor disputes.

E.Share Ownership

The following table sets forth information as of March 31, 2023 with respect to the beneficial ownership of our ordinary shares by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially 5.0% or more of our ordinary shares.

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

The total number of ordinary shares outstanding as of March 31, 2023 was 224,898,926, comprising 161,407,754 Class A ordinary shares and 63,491,172 Class B ordinary shares, excluding (i) ordinary shares represented by the ADSs repurchased by the Company, (ii) ordinary shares issuable upon the exercise of outstanding share options and (iii) ordinary shares reserved for future issuance under our share incentive plans:

	Ordinary Shares Beneficially Owned
				Percentage of
			Percentage of	aggregate
	Class A	Class B	total ordinary	voting
	ordinary shares	ordinary shares	shares	power**
Directors and Executive Officers:
Min Luo(1)	2,836,200	63,491,172	29.5	80.1
Long Xu	*	—	*	*
Yingming Li	—	—	—	—
Shengwen Rong	*	—	*	*
Yifan Li	*	—	*	*
Yan Gao	*	—	*	*
Directors and Executive Officers as a Group	4,595,950	63,491,172	30.3	80.3
Principal Shareholders
Qufenqi Holding Limited	—	63,491,172	28.2	79.7
Guosheng HK(2)	12,670,000	4,125,698	7.5	6.8
*	Beneficially owns less than 1% of our outstanding shares.
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

(1)	Represents (i) 2,836,200 Class A ordinary shares held by the spouse of Mr. Min Luo and (ii) 63,491,172 Class B ordinary shares held by Qufenqi Holding Limited, a limited liability company established in the British Virgin Islands. Qufenqi Holding Limited is indirectly wholly owned by a trust of which Mr. Min Luo and his wife are the beneficiaries. Mr. Min Luo is our founder, chairman of the board and chief executive officer. The registered address of Qufenqi Holding Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.
(2)	Represents (i) 12,670,000 Class A ordinary shares held by Guosheng (Hong Kong) Investment Limited, or Guosheng HK, and (ii) 4,125,698 Class B ordinary shares subject to a proxy and power of attorney, or the Guosheng proxy. Pursuant to the Guosheng proxy, Qufenqi Holding Limited appointed Guosheng HK as its proxy and attorney-in-fact with respect to 4,125,698 Class B ordinary shares held by Qufenqi Holding Limited. The Guosheng proxy provides Guosheng HK with the power to exercise the voting rights relating to the 4,125,698 Class B ordinary shares. Qufenqi Holding Limited is further described in footnote 1 above. Information regarding Guosheng HK’s beneficial ownership is reported as of December 31, 2020, based on the information contained in the Schedule 13G/A filed by Guosheng HK and its affiliates on March 10, 2021, or the Guosheng 13G/A. Guosheng HK is a limited liability company incorporated under the laws of Hong Kong and a subsidiary of Guosheng Financial Holding Inc., or Guosheng, a public company listed on the Shenzhen Stock Exchange. Based on Guosheng’s public filings, Mr. Li Du has control over Guosheng as of the date of this annual report. The registered address of Guosheng HK is Unit 606, 6th Floor, Alliance Building, 133 Connaught Road Central, Hong Kong.

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

F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not Applicable.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees⸺E. Share Ownership.”

B.Related Party Transactions

Contractual Arrangements with the Group VIEs and Their Shareholders

PRC laws and regulations currently restrict foreign ownership and foreign investment in VATS in China. As a result, we operate our relevant business through contractual arrangements among Ganzhou Qufenqi, our wholly-owned PRC subsidiary, Beijing Happy Time, a Group VIE, and the shareholders of Beijing Happy Time. We established two new Group VIEs, Ganzhou Qudian and Xiamen Qudian in 2017. Ganzhou Qufenqi has also entered into a series of contractual arrangements with the aforementioned four Group VIEs and its shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company⸺B. Business Overview⸺Overview⸺Our Contractual Arrangements with the Group VIEs and Their Shareholders.”

Equity Incentive Plan

See “Item 6. Directors, Senior Management and Employees⸺B. Compensation⸺2016 Equity Incentive Plan.”

C.Interests of Experts and Counsel

Not Applicable.

ITEM 8.FINANCIAL INFORMATION

A.Consolidated Statements and Other Financial Information

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

We and certain of our directors and officers were named as defendants in four putative securities class actions filed in the United States District Court for the Southern District of New York: Ramnath v. Qudian Inc. et al., Civil Action No. 1:17-cv-09741-RA (S.D.N.Y.), Maia v. Min Luo et al., Civil Action No. 1:17-cv-09796-RA (S.D.N.Y.), Foat v. Qudian Inc. et al., Civil Action No. 1:17-cv-09875-RA (S.D.N.Y.), and Perez v. Qudian Inc. et al., Civil Action No. 1:17-cv-09903-RA (S.D.N.Y.) (collectively, the “Federal Actions”). The Federal Actions - purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their purchase of our ADSs pursuant and/or traceable to our IPO - allege violations of Sections 11 and 15 of the United States Securities Act of 1933 in connection with our disclosure of business and regulatory risks.

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

We and certain of our directors and officers were also named as defendants in Song v. Qudian Inc. et al., Case No. 18CIV01425 (Cal. Supr. Ct., San Mateo Cty.), a putative securities class action filed in the Superior Court of California, County of San Mateo (the “California Action”). The California Action - purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their purchase of our ADSs pursuant and/or traceable to our IPO - alleges violations of Sections 11, 12(a)(2), and 15 of the United States Securities Act of 1933 in connection with our disclosure of business and regulatory risks. On May 15, 2018, we filed a motion to stay the action in light of, inter alia, the Federal Actions. Plaintiff filed an opposition to the motion to stay on June 8, 2018, and we filed a reply on June 22, 2018. A hearing on the motion to stay was held on September 14, 2018. On December 21, 2018, the court granted our motion to stay. On July 14, 2021, Plaintiff filed a voluntary dismissal of the suit in light of the settlement of the Federal Actions. The voluntary dismissal was granted on July 26, 2021.

We and certain of our directors and officers were also named as defendants in two putative securities class actions filed in New York Supreme Court, Panther Partners Inc. v. Qudian Inc., Index No. 651804/2018 (N.Y. Sup. Ct., N.Y. Cty.), and The Morrow Property Trust v. Qudian Inc., Index No. 653047/2018 (N.Y. Sup. Ct., N.Y. Cty.) (collectively, the “New York State Actions”). The New York State Actions - purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their purchase of our ADSs pursuant and/or traceable to our IPO - similarly allege violations of Sections 11, 12(a)(2), and 15 of the United States Securities Act of 1933 in connection with our disclosure of business and regulatory risks. On August 15, 2018, the two putative securities class actions were consolidated by joint stipulation under the master caption In re Qudian Inc. Securities Litigation, Index No. 651804/2018 (N.Y. Sup. Ct., N.Y. Cty.). On June 1, 2018, we filed a motion to dismiss the actions for failure to state a claim or, alternatively, to stay the actions in light of the Federal Actions. On August 24, 2018, Plaintiffs filed an opposition to our motion to dismiss or stay, and we filed a reply on October 5, 2018. A hearing was held on November 8, 2018. On November 14, 2018, the court granted our motion to stay.

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

We and certain of our officers and directors were also named as defendants in a putative securities class action filed on January 22, 2020 in the United States District Court for the Southern District of New York, captioned Greco et al v. Qudian Inc. et al, Case 1:20-cv-00577-GHW (S.D.N.Y.) (the “Federal Exchange Act Action”). The Federal Exchange Act Action alleges violations of Sections 10(b) and 20(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder in connection with our FY19 financial guidance and certain related public statements. On April 7, 2020, the Court entered a stipulated order appointing Co-Lead Plaintiffs and Co-Lead Counsel.

On June 17, 2020, Plaintiffs filed an Amended Class Action Complaint (“AC”). On September 4, 2020, we moved to dismiss the AC for failure to state a claim under the federal securities laws. Plaintiffs filed their opposition to our motion to dismiss on October 2, 2020, and we filed a reply on October 16, 2020. On September 13, 2022, the Court granted our motion to dismiss the AC. On December 7, 2022, judgment was entered for defendants, and the case was closed.

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

ITEM 9.THE OFFER AND LISTING

A.Offer and Listing Details

Our ADSs, each representing one of our Class A ordinary share, have been listed on the New York Stock Exchange since October 18, 2017 under the symbol “QD.”

B.Plan of Distribution

Not Applicable.

C.Markets

See “ ⸺A. Offering and Listing Details.”

D.Selling Shareholders

Not Applicable.

E.Dilution

Not Applicable.

F.Expenses of the Issue

Not Applicable.

ITEM 10.ADDITIONAL INFORMATION

A.Share Capital

Not Applicable.

B.Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our second amended and restated memorandum of association contained in our F-1 registration statement (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017. Our shareholders adopted our second amended and restated memorandum and articles of association by unanimous resolutions passed on May 3, 2017, and effective immediately prior to the completion of our initial public offering of ordinary shares represented by our ADSs.

C.Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D.Exchange Controls

See “Item 4. Information on the Company⸺B. Business Overview⸺Regulation⸺Regulations Related to Foreign Exchange.”

E.Taxation

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

Certain United States Federal Income Tax Considerations

The following discussion describes certain United States federal income tax consequences of the purchase, ownership and disposition of our ADSs and Class A ordinary shares. This discussion deals only with ADSs and Class A ordinary shares that are held as capital assets by a United States Holder (as defined below). In addition, the discussion set forth below is applicable only to United States Holders (i) who are residents of the United States for purposes of the Sino-US Treaty, (ii) whose ADSs or Class A ordinary shares are not, for purposes of the Sino-US Treaty, effectively connected with a permanent establishment in PRC and (iii) who otherwise qualify for the full benefits of the Sino-US Treaty.

As used herein, the term “United States Holder” means a beneficial owner of our ADSs or Class A ordinary shares that is, for United States federal income tax purposes, any of the following:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
●	an estate the income of which is subject to United States federal income taxation regardless of its source; or
●	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, as well as the Sino-US Treaty. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those summarized below. In addition, this discussion assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

This discussion does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

●	a dealer or broker in securities or currencies;
●	a financial institution;
●	a regulated investment company;
●	a real estate investment trust;
●	an insurance company;
●	a tax-exempt organization;
●	a person holding our ADSs or Class A ordinary shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;
●	a trader in securities that has elected the mark-to-market method of accounting for your securities;
●	a person liable for alternative minimum tax;
●	a person who owns or is deemed to own 10% or more of our stock (by vote or value);
●	a person required to accelerate the recognition of any item of gross income with respect to our ADSs or Class A ordinary shares as a result of such income being recognized on an applicable financial statement;
●	a partnership or other pass-through entity for United States federal income tax purposes; or
●	a person whose “functional currency” is not the U.S. dollar.

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

As discussed below under “- Passive Foreign Investment Company,” we believe there is a significant risk that we were classified as a passive foreign investment company (a “PFIC”) for United States federal income tax purposes for 2022 and will be a PFIC for the current taxable year, and that we may be classified as a PFIC for future taxable years. Accordingly, you are urged to review the discussion below under “- Passive Foreign Investment Company,” and to consult with your tax advisors regarding the tax consequences to you if we were or are classified as a PFIC.

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

Passive Foreign Investment Company

In general, we will be a PFIC for United States federal income tax purposes for any taxable year in which:

●	at least 75% of our gross income is passive income, or
●	at least 50% of the value (generally determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). In addition, cash and other assets readily convertible into cash are generally considered passive assets. If we own at least 25% (by value) of the stock of another corporation, for purposes of determining whether we are a PFIC, we will be treated as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income. However, there is uncertainty as to the treatment of our corporate structure and ownership of the Group VIEs for United States federal income tax purposes. For United States federal income tax purposes, we consider ourselves to own the stock of the Group VIEs. If it is determined, contrary to our view, that we do not own the stock of the Group VIEs for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), we are more likely to be treated as a PFIC.

Based on the past and projected composition and classification of the Group’s income and assets, we believe there is a significant risk that we were classified as a PFIC for United States federal income tax purposes for 2022 and will be a PFIC for the current taxable year, and that we may be classified as a PFIC for future taxable years. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that our PFIC status may change due to changes in our asset or income composition. Our PFIC status for future taxable years will depend, in part, on the nature of any new business opportunities that we pursue, and whether the income and assets attributable to any such new business would be considered passive for purposes of the PFIC rules. The calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change. If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares, you will be subject to special tax rules discussed below.

If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares and you do not make a timely mark-to-market election, as described below, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ADSs or Class A ordinary shares. Distributions received in a taxable year will be treated as excess distributions to the extent that they are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or Class A ordinary shares. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or Class A ordinary shares,
●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and
●	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year for individuals or corporations, as applicable, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

As discussed above, we believe there is a significant risk that we were classified as a PFIC for United States federal income tax purposes for 2022 and will be a PFIC for the current taxable year, and that we may be classified as a PFIC for future taxable years. Although the determination of whether we are a PFIC is made annually, if we are a PFIC for any taxable year in which you hold our ADSs or Class A ordinary shares, you will generally be subject to the special tax rules described above for that year and for each subsequent year in which you hold the ADSs or Class A ordinary shares (even if we do not qualify as a PFIC in such subsequent years). However, if we cease to be a PFIC, you can avoid the continuing impact of the PFIC rules by making a special election to recognize gain as if your ADSs or Class A ordinary shares had been sold on the last day of the last taxable year during which we were a PFIC. You are urged to consult your own tax advisor about this election.

In lieu of being subject to the special tax rules discussed above, you may make a mark-to-market election with respect to your ADSs or Class A ordinary shares provided such ADSs or Class A ordinary shares are treated as “marketable stock.” The ADSs or Class A ordinary shares generally will be treated as marketable stock if the ADSs or Class A ordinary shares are regularly traded on a “qualified exchange or other market” (within the meaning of the applicable Treasury regulations). Under current law, the mark-to-market election may be available to holders of ADSs since the ADSs are listed on the NYSE, which constitutes a qualified exchange, although there can be no assurance that the ADSs will continue to be listed on the NYSE or that the ADSs will be “regularly traded” for purposes of the mark-to-market election. It should also be noted that only the ADSs and not the Class A ordinary shares are listed on the NYSE. Consequently, if you are a holder of Class A ordinary shares that are not represented by ADSs, you generally will not be eligible to make a mark-to-market election.

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

Alternatively, U.S. taxpayers can sometimes avoid the special tax rules described above by electing to treat a PFIC as a “qualified electing fund” under Section 1295 of the Code. However, this option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

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

Taxation of Dividends

Subject to the discussion under “- Passive Foreign Investment Company” above, the gross amount of distributions on the ADSs or Class A ordinary shares (including any amounts withheld to reflect potential PRC withholding taxes, as discussed above under “Taxation - People’s Republic of China Taxation”) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in your tax basis in the ADSs or Class A ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain recognized on a sale or exchange. We do not, however, expect to determine earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be reported as a dividend.

Any dividends that you receive (including any withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction generally allowed to corporations under the Code.

Subject to applicable conditions and limitations (including a minimum holding period requirement), dividends received by non-corporate United States investors from a qualified foreign corporation may be treated as “qualified dividend income” that is subject to reduced rates of taxation. A foreign corporation generally is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which are listed on the NYSE) are readily tradable on an established securities market in the United States. Since our Class A ordinary shares are not listed on an established securities market in the United States, we do not believe that dividends that we pay on our common shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates. There also can be no assurance that our ADSs will be considered readily tradable on an established securities market in the United States in later years. A qualified foreign corporation also generally includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, we may be eligible for the benefits of the Sino-US Treaty, and if we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by ADSs, may be eligible for reduced rates of taxation. See “Taxation⸺People’s Republic of China Taxation.”

In addition, notwithstanding the foregoing, we will not be treated as a qualified foreign corporation, and non-corporate United States Holders will not be eligible for reduced rates of taxation, for any dividends that we pay if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. As discussed above under “- Passive Foreign Investment Company,” we believe there is a significant risk that we were classified as a PFIC for United States federal income tax purposes for 2022 and will be a PFIC for the current taxable year, and that we may be classified as a PFIC for future taxable years. Therefore, if you are a non-corporate United States Holder, you should not assume that any dividends will be taxed at a reduced rate. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

Subject to certain conditions and limitations (including a minimum holding period requirement) and the Foreign Tax Credit Regulations (as defined below), any PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or Class A ordinary shares will be treated as income from sources outside the United States and will generally constitute passive category income. However, recently issued Treasury regulations (the “Foreign Tax Credit Regulations”) impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. In addition, any PRC withholding taxes on dividends will not be creditable against your United States federal income tax liability to the extent withheld at a rate exceeding the applicable rate under the Sino-US Treaty. Instead of claiming a foreign tax credit, you may be able to deduct PRC withholding taxes in computing your taxable income, subject to generally applicable limitations under United States law (including that a United States Holder is not eligible for a deduction for otherwise creditable foreign income taxes paid or accrued in a taxable year if such United States Holder claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year). The rules governing the foreign tax credit and deductions for foreign taxes are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit or a deduction under your particular circumstances.

Distributions of ADSs, Class A ordinary shares or rights to subscribe for ADSs or Class A ordinary shares that are received as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income tax.

Taxation of Capital Gains

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of the ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized for the ADSs or Class A ordinary shares and your tax basis in the ADSs or Class A ordinary shares, both determined in U.S. dollars. Subject to the discussion under “- Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if you have held the ADSs or Class A ordinary shares for more than one year. Long-term capital gains of non-corporate United States Holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax were imposed on any gain, you may elect to treat such gain as PRC source gain under the Sino-US Treaty. If you fail to make the election to treat any gain as PRC source, then you generally would not be eligible for a foreign tax credit arising from any PRC tax imposed on the disposition of ADSs or Class A ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income derived from foreign sources. However, pursuant to the Foreign Tax Credit Regulations, unless you elect the benefits of the Sino-US Treaty, any such PRC tax would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other income that you may have that is derived from foreign sources). In such case, however, the non-creditable PRC tax may reduce the amount realized on the sale, exchange or other taxable disposition of the ADSs or Class A ordinary shares. You are urged to consult your tax advisors regarding the tax consequences in case any PRC tax is imposed on gain on a disposition of the ADSs or Class A ordinary shares, including the availability of the foreign tax credit and the election to treat any gain as PRC source, under your particular circumstances.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our ADSs or Class A ordinary shares and the proceeds from the sale, exchange or other disposition of our ADSs or Class A ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you establish that you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number and a certification that you are not subject to backup withholding or if you fail to report in full dividend and interest income.

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

Foreign Exchange Risk

All of the Group’s revenues and substantially all of Group’s expenses are denominated in Renminbi. The functional currency of our company, QD Technology Limited and QD Data Limited is the U.S. dollar. The functional currency of our subsidiaries in the PRC, the Group VIEs and the Group VIEs’ subsidiaries is the Renminbi. We use Renminbi as our reporting currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the statements of operations. Due to foreign currency translation adjustments, the Group had a foreign exchange loss, net, of RMB38.5 million, RMB7.6 million, and a foreign exchange gain, net, of RMB13.0 million (US$1.9 million) in 2020, 2021 and 2022, respectively.

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

Inflation

Since inception, inflation in China has not materially affected the Group’s results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2020, December 2021 and December 2022 were increases of 0.2%, 1.5% and 1.8%, respectively. Although the Group has not been materially affected by inflation in the past, it may be affected if China experiences higher rates of inflation in the future.

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
●
 To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)
● Up to US$0.05 per ADS issued

● Cancelation of ADSs, including the case of termination of the deposit agreement	● Up to US$0.05 per ADS canceled

● Distribution of cash dividends	● Up to US$0.05 per ADS held

● Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	● Up to US$0.05 per ADS held

● Distribution of ADSs pursuant to exercise of rights.	● Up to US$0.05 per ADS held

● Distribution of securities other than ADSs or rights to purchase additional ADSs	● Up to US$0.05 per ADS held

● Depositary services	● Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary

Depositary Charges

An ADS holder will also be responsible to pay certain fees and expenses incurred by the depositary and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of ADSs) such as:

●	Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).
●	Expenses incurred for converting foreign currency into U.S. dollars.
●	Expenses for cable, telex and fax transmissions and for delivery of securities.

●	Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when ordinary shares are deposited or withdrawn from deposit).
●	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.
●	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs.
●	Any applicable fees and penalties thereon.

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

Payments by Depositary

In 2022, excluding withholding tax, we received US$1.7 million cash payment from Deutsche Bank Trust Company Americas, the depositary bank for our ADR program.

PART II.

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

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

As of December 31, 2022, we had used substantially all of the net proceeds received from our initial public offering, which consisted of US$100 million for capital contribution to fund our Dabai Auto business, and US$100 million for investment in Secoo in June 2020, and US$595.4 million to repurchase our outstanding ADSs, including commission paid to brokers.

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

Our management, under the supervision and with the participation of our principal executive officer and our principal accounting officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, as of December 31, 2022. Based on that evaluation, our principal executive officer and principal accounting officer have concluded that our disclosure controls and procedures are effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the Commission.

Management’s Annual Report on Internal Control over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the Exchange Act). Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, it used the criteria established within the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that, as of December 31, 2022, our internal control over financial reporting was effective.

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP has audited the effectiveness of our internal control over financial reporting as of December 31, 2022, as stated in its report, which appears on page F-6 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

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

	For the Year Ended
	December 31,
	2021	2022

	(in thousands of RMB)
Audit Fees(1)	10,650	10,370
Tax Fees(2)	508	150
Total	11,158	10,520
(1)

Audit fees in 2021 include the aggregate fees billed in each of the fiscal period listed for professional services rendered by our independent public accountant for the audit and the agreed upon procedures of our financial statements. Audit fees in 2022 include the aggregate fees billed in each of the fiscal period listed for professional services rendered by our independent public accountant for the audit and the agreed upon procedures of our financial statements.

(2)

Tax fees include the aggregated fees billed in each of the fiscal periods listed for professional services rendered by our independent public accountant for tax compliance, tax advice and tax planning.

The policy of our audit committee or our board of directors is to pre-approve all audit and non-audit services provided by our independent public accountant, including audit services, audit-related services and other services as described above. All of the services of Ernst & Young Hua Ming LLP for 2022 and 2021 described above were in accordance with the audit committee pre-approval policy.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth information about our purchases of outstanding ADSs in 2022:

			Total Number of	Approximate
			ADSs Purchased	Dollar Value of
			as Part of Publicly	ADSs that May
	Total Number of	Average Price	Announced Plans	Yet Be Purchased
Period	ADSs Purchased	Paid per ADS(1)	or Programs(2)	Under the Program(2)
January 2022	—	—	—	US$497,741,888
February 2022	—	—	—	US$497,741,888
March 2022	1,426,170	US$1.20	1,426,170	US$496,033,171
April 2022	4,381,200	US$1.12	4,381,200	US$491,143,614
May 2022	555,000	US$1.08	555,000	US$490,545,139
June 2022	573,500	US$1.04	573,500	US$199,403,997
July 2022	—	—	—	US$199,403,997
August 2022	2,660,057	US$1.03	2,660,057	US$196,676,130
September 2022	3,728,212	US$0.93	3,728,212	US$193,225,107
October 2022	2,312,518	US$0.90	2,312,518	US$191,149,944
November 2022	2,274,309	US$0.83	2,274,309	US$189,263,604
December 2020	3,785,131	US$0.92	3,785,131	US$185,776,208
Total	21,696,097	US$0.99	21,696,097	US$185,776,208
(1)	Each of our ADSs represents one Class A ordinary share. The average price per ADS is calculated using the execution price for each repurchase excluding commissions paid to brokers.
(2)	We announced a share repurchase program in January 2020, under which we may repurchase up to US$500 million worth of our outstanding ADSs over a period of 30 months (the “2020 Share Repurchase Program”). The repurchases have been, and will be, through various means, including open market transactions, privately negotiated transactions, tender offers or any combination thereof. The repurchases have been, and will be, effected in compliance with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, and our insider trading policy. The number of ADSs repurchased and the timing of repurchases will depend on a number of factors, including, but not limited to, price, trading volume and general market conditions. We further announced a share repurchase program in June 2022, under which we may repurchase up to US$200 million worth of our outstanding (i) ADSs and/or (ii) Class A ordinary shares over a period of 24 months starting from June 13, 2022 (the “2022 Share Repurchase Program”). Under the 2022 Share Repurchase Program, we may repurchase our ADSs from time to time through open market transactions at prevailing market prices, privately negotiated transactions, block trades or any combination thereof. In addition, we will also effect repurchase transactions in compliance with Rule 10b5-1 and/or Rule 10b-18 under the Securities Exchange Act of 1934, as amended, and our insider trading policy. The number of ADSs repurchased and the timing of repurchases will depend on a number of factors, including, but not limited to, share price, trading volume and general market conditions, along with our working capital requirements and general business conditions.

In December 2021, we announced that Mr. Min Luo, the Company’s founder, chairman and chief executive officer, intended to use personal funds to purchase up to US$10 million of our ADSs over the next 12 months. Mr. Min Luo did not repurchase any of our ADSs in 2021 or 2022. The share purchases may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means in accordance with applicable rules and regulations, including, but not limited to, Rule 10b5-1 and/or Rule 10b-18 under the Securities Exchange Act of 1934, as amended, as well as our insider trading policy.

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

Under the New York Stock Exchange Listed Company Manual, or the NYSE Manual, U.S. domestic listed companies are required to have a majority of the board consisting of independent directors and have a compensation committee and a nominating/corporate governance committee, each composed entirely of independent directors, which are not required under the Companies Law (2018 Revision) of the Cayman Islands, our home country. Currently, our board of directors is composed of five members, only two of whom are independent directors. Our nominating and corporate governance committee is composed of two members, only one of whom is an independent director. The NYSE Manual also requires U.S. domestic listed companies to regularly hold executive sessions for non-management directors, or an executive session that only includes independent directors at least once a year. We are not subject to this requirement under the Cayman Islands law and have decided to follow our home country practice on this matter. In addition, the NYSE Manual requires shareholder approval for certain matters, such as requiring that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions to those plans, which is not required under the Cayman Islands law. We intend to follow the home country practice in determining whether shareholder approval is required. Furthermore, we are not required by the NYSE to hold annual shareholders meetings.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

For the fiscal year ended December 31, 2021, Ernst & Young Hua Ming LLP, which was a registered public accounting firm that the PCAOB determined in December 2021 that it was unable to inspect or investigate completely because of the positions taken by the PRC authorities, issued an audit report for us, and such audit report was included in our annual report on Form 20-F for the fiscal year ended December 31, 2021. On May 26, 2022, we were conclusively identified by the SEC as an SEC-identified issuer pursuant to Section 104(i)(2)(A) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)(2)(A)). The PCAOB vacated its 2021 determinations in December 2022, and as a result, Ernst & Young Hua Ming LLP, which issued an audit report included in this annual report, is no longer a registered public accounting firm that the PCAOB determines it is unable to inspect or investigate completely because of the positions taken by an authority in any foreign jurisdiction.

The Company is incorporated in the Cayman Islands. The Group VIEs and other operating entities being consolidated in our financial statements, or our consolidated foreign operating entities, are incorporated or otherwise organized in the PRC.

To the best of our knowledge, no governmental entity in the PRC or the Cayman Islands owns any shares of the Company or any of the Group’s consolidated foreign operating entities.

To the best of our knowledge, no governmental entity in the PRC (i.e. the applicable foreign jurisdiction with respect to Ernst & Young Hua Ming LLP) has a controlling financial interest with respect to the Company or any of our consolidated foreign operating entities.

None of the directors of the Company or any of our consolidated foreign operating entities is any official of the Chinese Communist Party.

Neither the memorandum and articles of association of the Company nor the articles of incorporation (or equivalent organizing document) of our consolidated foreign operating entities contains any charter of the Chinese Communist Party.

ITEM 16J.	INSIDER TRADING POLICIES

Not Applicable.

PART III.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.FINANCIAL STATEMENTS

The consolidated financial statements of Qudian Inc. its subsidiaries and the Group VIEs are included at the end of this annual report.

ITEM 19.EXHIBITS

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

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Han Kun Law Offices

15.2*	Consent of Independent Registered Public Accounting Firm
15.3**	Certification by the Chief Executive Officer Pursuant to Item 16I(a) of Form 20-F

99.1

Consolidated Financial Statements of Secoo Holding Limited as of December 31, 2020 and 2021 and for the years ended December 31, 2020 and 2021 (incorporated herein by reference to Exhibit 99.1 to Amendment No. 1 to the annual report on Form 20-F for the fiscal year ended December 31, 2021 (File No. 001-38230), filed with the Securities and Exchange Commission on November 18, 2022)

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

Exhibit Number	Description of Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed herewith

**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QUDIAN INC.

By:	/s/ Min Luo
Name:	Min Luo
Title:	Chairman and Chief Executive Officer

Date: April 28, 2023

QUDIAN INC.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Qudian Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Qudian Inc. (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of comprehensive income/(loss), shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 28, 2023 expressed an unqualified opinion thereon.

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

Impairment valuation of equity investments accounted for using the measurement alternative
Description of the Matter

As described in Notes 2, 9, 17 and 20 to the consolidated financial statements, as of December 31, 2022, the Company’s consolidated balance of equity investments accounted for using the measurement alternative was RMB 191 million. For the year ended December 31, 2022, the Company recognized impairment losses of RMB 27 million for equity investments accounted for using the measurement alternative, which is classified within interest and investment income, net in the consolidated statements of comprehensive income/(loss). For equity investments accounted for using the measurement alternative, the Company made a qualitative assessment considering impairment indicators to evaluate whether investments were impaired at each reporting date. If the qualitative assessment indicates that an investment was impaired, the Company estimated the investment’s fair value and recognized an impairment loss if the fair value was less than the investment’s carrying value.

Auditing the Company’s impairment valuation of equity investments accounted for using the measurement alternative was complex due to the significant estimates and judgments involved in the significant unobservable inputs used by management in the valuation methodologies to determine the fair value for these investments, such as comparable companies’ multiples and discount for lack-of-marketability.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s impairment valuation processes for equity investments accounted for using the measurement alternative. For example, we tested controls over management’s review of the significant unobservable inputs described above used in the measurement of fair value of the investments.

To test the Company’s impairment valuation of equity investments accounted for using the measurement alternative, we performed audit procedures that included, among others, testing the completeness, accuracy and relevance of the underlying data used by management in the valuation models to determine fair value. We evaluated the appropriateness of the valuation methodologies used by management and tested the significant unobservable inputs used in the valuation methodologies with the assistance of our internal valuation specialists. We also performed sensitivity analyses by evaluating the changes to fair value of the investments resulting from changes in significant unobservable inputs.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2016.

Shanghai, The People’s Republic of China

April 28, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Qudian Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Qudian Inc.’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Qudian Inc. (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of comprehensive income/(loss), shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and our report dated April 28, 2023 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young Hua Ming LLP

Shanghai, The People’s Republic of China

April 28, 2023

QUDIAN INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2021 AND 2022

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		As of December 31,
	Notes	2021	2022
		RMB	RMB	US$
ASSETS:
Current assets: (including amounts from the consolidated trusts of RMB 4,892,342,449, and RMB 378,628,769 (US$ 54,896,011) as of December 31, 2021 and 2022, respectively)
Cash and cash equivalents		2,065,495,008	3,486,376,077	505,477,016
Restricted cash and cash equivalents		177,924,840	86,371,914	12,522,750
Short-term investments	3	5,926,600,761	5,378,305,435	779,780,989
Short-term loan principal and financing service fee receivables (net of allowance of RMB 267,039,108 and RMB nil (US$ nil) as of December 31, 2021 and 2022, respectively)	4	2,371,965,781	—	—
Short-term finance lease receivables (net of allowance of RMB 4,948,676 and RMB 21,496 (US$ 3,117) as of December 31, 2021 and 2022, respectively; including unearned revenue of RMB 1,215,118 and RMB 11,866 (US$ 1,720) as of December 31, 2021 and 2022, respectively)	5	31,462,237	1,381,091	200,239
Short-term contract assets (net of allowance of RMB 31,168 and RMB nil (US$ nil) as of December 31, 2021 and 2022, respectively)		27,964,852	—	—
Derivative instruments-asset		17,375,517	—	—
Other current assets (net of allowance of RMB 201,242,068 and RMB 256,349,242 (US$ 37,167,147) as of December 31, 2021 and 2022, respectively)	6	1,599,299,671	2,106,091,784	305,354,604
Total current assets		12,218,088,667	11,058,526,301	1,603,335,598

The accompanying notes are an integral part of these consolidated financial statements.

QUDIAN INC.

CONSOLIDATED BALANCE SHEETS - continued

AS OF DECEMBER 31, 2021 AND 2022

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		As of December 31,
	Notes	2021	2022
		RMB	RMB	US$
Non-current assets: (including amounts from the consolidated trusts of RMB nil and RMB nil (US$nil) as of December 31, 2021 and 2022, respectively)
Long-term finance lease receivables (net of allowance of RMB 193,812 and RMB nil (US$ nil) as of December 31, 2021 and 2022, respectively; including unearned revenue of RMB 71,896 and RMB nil (US$ nil) as of December 31, 2021 and 2022, respectively)	5	398,955	—	—
Right-of-use assets		300,607,320	103,142,446	14,954,249
Investment in equity method investee	8	85,581,620	133,058,138	19,291,617
Long-term investments (including amounts measured at fair value of RMB 234,425,472 and RMB 30,045,542 (US$ 4,356,194) as of December 31, 2021 and 2022, respectively)	9	286,065,467	217,045,546	31,468,646
Property and equipment, net (net of allowance of RMB 147,137,267 and RMB 3,612,025 (US$ 523,694) as of December 31, 2021 and 2022, respectively)	10	659,100,648	773,886,342	112,202,973
Intangible assets		11,011,807	9,700,742	1,406,475
Long-term contract assets (net of allowance of RMB 23,174 and RMB nil (US$nil) as of December 31, 2021 and 2022, respectively)		31,438	—	—
Deferred tax assets	18	87,285,917	—	—
Other non-current assets (net of allowance of RMB 2,982,978 and RMB 1,453,719 (US$ 210,769) as of December 31, 2021 and 2022, respectively)		442,953,334	451,075,872	65,399,854
Total non-current assets		1,873,036,506	1,687,909,086	244,723,814
TOTAL ASSETS		14,091,125,173	12,746,435,387	1,848,059,412

The accompanying notes are an integral part of these consolidated financial statements.

QUDIAN INC.

CONSOLIDATED BALANCE SHEETS - continued

AS OF DECEMBER 31, 2021 AND 2022

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		As of December 31,
	Notes	2021	2022
		RMB	RMB	US$
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings and interest payables (including short-term borrowings and interest payables of the consolidated VIEs without recourse to the Company of RMB nil and RMB 29,062,344 (US$ 4,213,644) as of December 31, 2021 and 2022, respectively)	11	—	29,062,344	4,213,644
Short-term lease liabilities (including short-term lease liabilities of the consolidated VIEs without recourse to the Company of RMB 37,083,335 and RMB 6,226,324 (US$ 902,732) as of December 31, 2021 and 2022, respectively)	7	37,470,431	6,311,201	915,038
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Company of RMB 308,973,067 and RMB 283,572,997 (US$ 41,114,220) as of December 31, 2021 and 2022, respectively)	12	376,867,814	295,674,975	42,868,841
Guarantee liabilities and risk assurance liabilities (including amounts of guarantee liabilities of RMB 885,303 and RMB nil (US$ nil), risk assurance liabilities of RMB nil and RMB nil(US$nil) as of December 31, 2021 and 2022, respectively; including guarantee liabilities and risk assurance liabilities of the consolidated VIEs without recourse to the Company of RMB nil and RMB nil(US$nil) as of December 31, 2021 and 2022, respectively)	13	885,303	—	—
Income tax payable (including income tax payable of the consolidated VIEs without recourse to the Company of RMB 77,466,381 and RMB 87,603,805 (US$12,701,358) as of December 31, 2021 and 2022, respectively)		78,293,697	90,753,024	13,157,952
Derivative instruments-liability (including derivative instruments-liability of the consolidated VIEs without recourse to the Company of RMB nil and RMB 163,128,402 (US$ 23,651,395) as of December 31, 2021 and 2022, respectively)		—	163,128,402	23,651,395
Total current liabilities		493,517,245	584,929,946	84,806,870

The accompanying notes are an integral part of these consolidated financial statements.

QUDIAN INC.

CONSOLIDATED BALANCE SHEETS - continued

AS OF DECEMBER 31, 2021 AND 2022

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		As of December 31,
	Notes	2021	2022
		RMB	RMB	US$
Non-current liabilities:
Long-term borrowings and interest payables (including long-term borrowings and interest payables of the consolidated VIEs without recourse to the Company of RMB 145,311,721 and RMB 116,249,377 (US$ 16,854,575) as of December 31, 2021 and 2022, respectively)	11	145,311,721	116,249,377	16,854,575
Convertible senior notes	14	681,400,553	—	—
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to the Company of RMB 68,543,130 and RMB 2,107,470 (US$ 305,554) as of December 31, 2021 and 2022, respectively)	18	68,543,130	2,117,892	307,065
Long-term lease liabilities (including long-term lease liabilities of the consolidated VIEs without recourse to the Company of RMB 168,800,246 and RMB 425,964 (US$ 61,759) as of December 31, 2021 and 2022, respectively)	7	168,800,246	425,964	61,759
Other non-current liabilities (including other non-current liabilities of the consolidated VIEs without recourse to the Company of RMB 10,012,997 and RMB nil (US$ nil) as of December 31, 2021 and 2022, respectively)		10,012,997	—	—
Total non-current liabilities		1,074,068,647	118,793,233	17,223,399
Total liabilities		1,567,585,892	703,723,179	102,030,269

The accompanying notes are an integral part of these consolidated financial statements.

QUDIAN INC.

CONSOLIDATED BALANCE SHEETS - continued

AS OF DECEMBER 31, 2021 AND 2022

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		As of December 31,
	Notes	2021	2022
		RMB	RMB	US$
Commitments and contingencies	23
Equity:
Class A Ordinary shares (US$0.0001 par value; 656,508,828 shares authorized, 201,304,881 shares issued and 190,243,651 shares outstanding, as of December 31, 2021; 656,508,828 shares authorized, 201,304,881 shares issued and 168,755,154 shares outstanding, as of December 31, 2022)	24	132,052	132,052	19,146
Class B Ordinary shares (US$0.0001 par value; 63,491,172 shares authorized, 63,491,172 shares issued and outstanding, as of December 31, 2021 and 2022)	24	43,836	43,836	6,355
Treasury shares	25	(346,320,584)	(486,954,953)	(70,601,832)
Additional paid-in capital		4,017,374,973	4,036,197,237	585,193,592
Accumulated other comprehensive loss		(58,997,174)	(45,960,186)	(6,663,601)
Retained earnings		8,904,453,278	8,539,254,222	1,238,075,483
Total Qudian Inc. shareholders’ equity		12,516,686,381	12,042,712,208	1,746,029,143
Non-controlling interests		6,852,900	—	—
Total equity		12,523,539,281	12,042,712,208	1,746,029,143
TOTAL LIABILITIES AND EQUITY		14,091,125,173	12,746,435,387	1,848,059,412

The accompanying notes are an integral part of these consolidated financial statements.

QUDIAN INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		For the years ended December 31,
	Notes	2020	2021	2022
		RMB	RMB	RMB	US$
Revenues:
Financing income		2,102,664,997	1,255,487,959	308,716,991	44,759,756
Sales commission fee		80,991,883	35,411,010	115,042	16,680
Penalty fee		72,234,947	67,316,352	53,445,376	7,748,851
Guarantee income		826,197,593	3,934,761	—	—
Loan facilitation income and other related income		131,633,096	39,531,049	18,809,073	2,727,059
Transaction services fee and other related income		(136,542,213)	151,693,310	113,790,389	16,498,056
Sales income and others		610,793,584	100,668,099	82,616,493	11,978,266
Total revenues		3,687,973,887	1,654,042,540	577,493,364	83,728,668
Cost of revenues:
Cost of goods sold		(645,082,780)	(78,532,651)	(326,888,967)	(47,394,446)
Cost of other revenues	15	(217,271,212)	(220,193,581)	(56,202,270)	(8,148,563)
Total cost of revenues		(862,353,992)	(298,726,232)	(383,091,237)	(55,543,009)
Operating expenses:
Sales and marketing		(293,282,118)	(127,376,379)	(271,611,475)	(39,379,962)
General and administrative		(285,905,509)	(443,275,523)	(287,457,156)	(41,677,369)
Research and development		(170,690,876)	(141,263,820)	(58,275,392)	(8,449,138)
Changes in guarantee liabilities and risk assurance liabilities (including changes in guarantee liabilities amounts of RMB 22,265,996, RMB 53,009,582 and RMB 37,120,954 (US$ 5,382,032), change in risk assurance liabilities amounts of RMB (110,160,462), RMB 148,592,603 and RMB 66,870,069 (US$ 9,695,249) for the years ended December 31, 2020, 2021 and 2022, respectively).		87,894,466	201,602,185	103,991,023	15,077,281
Expected credit loss for receivables and other assets	16	(1,621,362,182)	151,816,830	221,121,383	32,059,587
Impairment loss from other assets		(20,000,000)	(156,394,433)	(268,926,952)	(38,990,743)
Total operating expenses		(2,303,346,219)	(514,891,140)	(561,158,569)	(81,360,344)
Other operating income		343,324,461	82,273,807	37,255,254	5,401,504
Income/(loss) from operations		865,598,137	922,698,975	(329,501,188)	(47,773,181)
Interest and investment income, net	17.1	708,250,666	129,455,869	112,816,211	16,356,814
(Loss)/gain from equity method investments		(370,038,652)	(221,798,009)	13,998,022	2,029,522
Gain/(loss) on derivative instruments	17.2	—	17,375,517	(70,420,481)	(10,210,010)
Foreign exchange (loss)/gain, net		(107,144)	(51,356)	250,234	36,281
Other income		26,357,832	5,213,254	19,832,854	2,875,493
Other expenses		(9,262,586)	(6,485,205)	(16,599,481)	(2,406,699)

The accompanying notes are an integral part of these consolidated financial statements.

QUDIAN INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS) -- continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		For the years ended December 31,
	Notes	2020	2021	2022
		RMB	RMB	RMB	US$
Net income/(loss) before income taxes		1,220,798,253	846,409,045	(269,623,829)	(39,091,780)
Income tax expenses	18	(261,979,592)	(260,482,067)	(92,428,127)	(13,400,819)
Net income/(loss)		958,818,661	585,926,978	(362,051,956)	(52,492,599)
Less: net loss attributable to noncontrolling interests		—	(3,147,100)	(87,833)	(12,735)
Net income/(loss) attributable to Qudian Inc.’s shareholders		958,818,661	589,074,078	(361,964,123)	(52,479,864)
Earnings/(loss) per share for Class A and Class B ordinary shares:
Basic	19	3.78	2.32	(1.47)	(0.21)
Diluted	19	3.59	2.27	(1.47)	(0.21)
Earnings/(loss) per ADS (1 Class A ordinary share equals 1 ADS):
Basic	19	3.78	2.32	(1.47)	(0.21)
Diluted	19	3.59	2.27	(1.47)	(0.21)
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	19	253,658,448	253,438,807	246,024,592	246,024,592
Diluted	19	274,333,161	266,292,869	246,024,592	246,024,592
Other comprehensive income/(loss)
Foreign currency translation adjustment		(38,454,600)	(7,577,408)	13,036,988	1,890,186
Total comprehensive income/(loss)		920,364,061	578,349,570	(349,014,968)	(50,602,413)
Less: comprehensive loss attributable to noncontrolling interests		—	(3,147,100)	(87,833)	(12,735)
Total comprehensive income/(loss) attributable to Qudian Inc.’s shareholders		920,364,061	581,496,670	(348,927,135)	(50,589,678)

The accompanying notes are an integral part of these consolidated financial statements.

QUDIAN INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	Class A and B				Accumulated		Total
	Ordinary shares			Additional	other comprehensive		Qudian Inc.
	Number of		Treasury	paid-in	loss/foreign currency	Retained	shareholders’	Non-controlling	Total
	Shares Outstanding	Amount	shares	capital	translation adjustment	earnings	equity	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31,2019	253,730,026	175,474	(362,130,324)	3,967,733,108	(12,965,166)	8,331,238,537	11,924,051,629	—	11,924,051,629
Adjustments due to the adoption of ASC 326	—	—	—	—	—	(974,677,998)	(974,677,998)	—	(974,677,998)
Repurchase of ordinary shares	(1,495,291)	—	(15,528,092)	—	—	—	(15,528,092)	—	(15,528,092)
Issuance of shares by the Company’s subsidiary*	—	—	—	—	—	—	—	10,000,000	10,000,000
Vesting of share options held by
Share Based Payment Trust	562,500	389	—	(389)	—	—	—	—	—
Exercise of share options	207,963	25	6,107,285	(6,106,879)	—	—	431	—	431
Share-based compensation (Note 22)	—	—	—	45,633,820	—	—	45,633,820	—	45,633,820
Other comprehensive loss	—	—	—	—	(38,454,600)	—	(38,454,600)	—	(38,454,600)
Net income	—	—	—	—	—	958,818,661	958,818,661	—	958,818,661
Balance at December 31,2020	253,005,198	175,888	(371,551,131)	4,007,259,660	(51,419,766)	8,315,379,200	11,899,843,851	10,000,000	11,909,843,851
Exercise of share options	729,625	—	25,230,547	(25,229,307)	—	—	1,240	—	1,240
Share-based compensation (Note 22)	—	—	—	35,344,620	—	—	35,344,620	—	35,344,620
Other comprehensive loss	—	—	—	—	(7,577,408)	—	(7,577,408)	—	(7,577,408)
Net income	—	—	—	—	—	589,074,078	589,074,078	(3,147,100)	585,926,978
Balance at December 31,2021	253,734,823	175,888	(346,320,584)	4,017,374,973	(58,997,174)	8,904,453,278	12,516,686,381	6,852,900	12,523,539,281
Repurchase of ordinary shares	(21,696,097)	—	(145,866,006)	—	—	—	(145,866,006)	—	(145,866,006)
Exercise of share options	207,600	—	5,231,637	(5,231,496)	—	—	141	—	141
Share-based compensation (Note 22)	—	—	—	24,053,760	—	—	24,053,760	—	24,053,760
Other comprehensive income	—	—	—	—	13,036,988	—	13,036,988	—	13,036,988
Net loss	—	—	—	—	—	(361,964,123)	(361,964,123)	(87,833)	(362,051,956)
Changes in subsidiaries’ ownership	—	—	—	—	—	(3,234,933)	(3,234,933)	(6,765,067)	(10,000,000)
Balance at December 31,2022	232,246,326	175,888	(486,954,953)	4,036,197,237	(45,960,186)	8,539,254,222	12,042,712,208	—	12,042,712,208

*The subsidiary is Xiamen Beijing Wanlimu Yijie Growth Technology Co., Ltd.

The accompanying notes are an integral part of these consolidated financial statements.

QUDIAN INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income/(loss)	958,818,661	585,926,978	(362,051,956)	(52,492,599)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Expected credit loss for receivables and other assets	1,621,362,182	(151,816,830)	(221,121,383)	(32,059,587)
Impairment loss from other assets	20,000,000	156,394,433	268,926,952	38,990,743
Depreciation and amortization	10,424,113	21,619,246	7,946,648	1,152,156
Amortization of right-of-use assets	33,525,924	77,855,551	56,380,582	8,174,416
Loss on disposal of property and equipment	—	256,289	8,227,046	1,192,810
Gain on lease contract termination	—	—	(55,108,922)	(7,990,043)
Accrued interest of convertible senior notes	27,107,232	15,982,460	1,732,915	251,249
Income from the repurchase of convertible senior notes	(622,109,001)	(12,046,522)	(10,028,456)	(1,453,989)
Share-based compensation expense	45,633,820	35,344,620	24,053,760	3,487,467
Losses/(income) from equity method investments	370,038,652	221,798,009	(13,998,022)	(2,029,522)
Unrealized investment (income)/losses of short-term investments	(45,478,742)	(17,213,203)	41,288,248	5,986,233
Unrealized investment losses of long-term Investments	—	24,635,329	58,356,978	8,460,966
Unrealized investment (income)/losses of derivative instruments	—	(17,375,517)	180,503,919	26,170,608
Foreign exchange loss/(gain), net	107,144	51,356	(250,234)	(36,281)
Changes in operating assets and liabilities:
Financing service fee receivables	77,321,929	31,940,278	44,040,204	6,385,229
Contract assets	2,899,485,965	133,132,960	27,996,290	4,059,080
Deferred tax assets and liabilities	132,655,274	125,293,714	20,860,679	3,024,514
Other current and non-current assets	438,899,289	(402,938,535)	254,556,401	36,907,210
Interest payables	(10,843,333)	—	—	—
Guarantee liabilities	(251,768,288)	(10,812,329)	(885,303)	(128,357)
Risk assurance liabilities	(2,328,042,357)	(168,294,292)	—	—
Operating lease liabilities	(26,406,203)	(77,467,656)	(29,219,868)	(4,236,483)
Other current and non-current liabilities	(879,020,326)	349,798,672	(41,335,021)	(5,993,014)
Net cash provided by operating activities	2,471,711,935	922,065,011	260,871,457	37,822,806
Cash flows from investing activities:
Proceeds from redemption of short-term investments	11,815,240,269	18,799,896,906	16,062,252,248	2,328,807,668
Proceeds from redemption of long-term investments	50,985,560	—	—	—
Proceeds from collection of loan principal	20,724,809,596	16,368,229,503	6,492,787,117	941,365,644
Principal collection of finance lease receivables	273,855,570	189,717,720	36,115,570	5,236,265
Proceeds from disposal of long-term assets	—	149,084	7,895,615	1,144,757
Purchases of short-term investments	(16,802,875,965)	(19,796,721,359)	(15,538,749,194)	(2,252,906,860)
Purchases of property and equipment, intangible assets and land lease right of use asset	(221,786,498)	(478,432,280)	(273,627,149)	(39,672,207)
Purchases of long-term investments	(76,403,621)	(63,185,197)	(4,161,298)	(603,331)
Purchases of equity method investment	(738,758,741)	—	(32,150,000)	(4,661,312)
Payments to originate loan principal	(18,294,941,866)	(14,636,496,696)	(3,955,464,909)	(573,488,504)
Deposit pledged as collateral or prepayment for derivative instruments	—	(629,737,680)	(880,068,744)	(127,597,974)
Payments of film investment as passive investor	—	—	(30,000,000)	(4,349,591)
Net cash provided by/(used in) investing activities	(3,269,875,696)	(246,579,999)	1,884,829,256	273,274,555

QUDIAN INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Proceeds from deposits to funding	235,245,240	—	—	—
Proceeds from borrowings	102,415,457	42,896,264	—	—
Proceeds from issuance of shares of subsidiary	10,000,000	—	—	—
Proceeds from exercise of share options	431	1,240	141	20
Repayment of borrowings	(1,038,727,000)	—	—	—
Repurchase of ordinary shares	(15,528,092)	—	(145,866,006)	(21,148,583)
Repurchase of convertible senior notes	(859,219,671)	(119,367,198)	(689,124,926)	(99,913,723)
Payments for interest of convertible senior notes	(25,457,967)	(7,722,291)	—	—
Net cash used in financing activities	(1,591,271,602)	(84,191,985)	(834,990,791)	(121,062,286)
Effect of exchange rate changes	(56,189,971)	(20,835,203)	18,618,221	2,699,388
Net increase/(decrease) in cash and cash equivalents, and restricted cash and cash equivalents	(2,445,625,334)	570,457,824	1,329,328,143	192,734,463
Cash and cash equivalents, and restricted cash and cash equivalents at beginning of the year	4,118,587,358	1,672,962,024	2,243,419,848	325,265,303
Cash and cash equivalents, and restricted cash and cash equivalents at end of the year	1,672,962,024	2,243,419,848	3,572,747,991	517,999,766
Reconciliation of cash and cash equivalents, and restricted cash and cash equivalents to the consolidated balance sheet
Cash and cash equivalents	1,537,557,823	2,065,495,008	3,486,376,077	505,477,016
Restricted cash and cash equivalents	135,404,201	177,924,840	86,371,914	12,522,750
Total cash and cash equivalents, and restricted cash and cash equivalents	1,672,962,024	2,243,419,848	3,572,747,991	517,999,766
Supplemental disclosures of cash flow information:
Income taxes paid	638,407,957	137,550,241	59,108,121	8,569,872
Interest expense paid	26,083,616	7,722,291	1,707,057	247,500

The accompanying notes are an integral part of these consolidated financial statements.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

1. Organization

Qudian Inc. (the “Company”, and where appropriate, the term “Company” also refers to its subsidiaries, variable interest entities (“VIEs”) and subsidiaries of the VIEs, is a limited company incorporated in the Cayman Islands under the laws of the Cayman Islands on November 16, 2016. The Company, through its subsidiaries, VIEs and subsidiaries of the VIEs, are principally engaged in the operation of online platforms to provide small consumer credit products in the People’s Republic of China (the “PRC”). The Company does not conduct any substantive operations of its own. As PRC law and regulations prohibit foreign control of companies involved in internet value-added business, the Company conducts its primary business operations through its subsidiaries incorporated in mainland China and contractual arrangements with the variable interest entities based in mainland China.

As of December 31, 2022, the Company’s main subsidiaries and VIEs are as follows:

			Percentage of
			legal
			ownership by
		Place of	the
Entity	Date of incorporation	incorporation	Company	Principal activities
Subsidiaries
QD Data Limited (“Qudian HK”)	December 2, 2016	Hong Kong (“HK”)	100%	Investment holding
QD Technology Limited (“Qudian BVI”)	November 23, 2016	British Virgin Islands (“BVI”)	100%	Investment holding
Qufenqi (Ganzhou) Information Technology Co., Ltd. (“Qufenqi Ganzhou”)	September 5, 2016	PRC	100%	Investment holding, research and development
Qudian Inc. Equity Incentive Trust (“Share Based Payment Trust”)	December 30, 2016	HK	Nil	Employee benefits
Qufenqi (HK) Limited (“Qufenqi HK”)	April 28, 2014	HK	100%	Investment holding
Qu Plus Plus Inc. (“Qu Plus Plus”)	June 28, 2018	Cayman Islands	100%	Investment holding
Xiamen Happy Time Technology Co., Ltd. (“Xiamen Happy Time”)	September 5, 2018	PRC	100%	Technology development and service
Qu Plus Plus Limited (“Qu Plus Plus BVI”)	June 29, 2018	BVI	100%	Investment holding
Qu Plus (HK) Limited (“Qu Plus HK”)	May 12, 2020	HK	100%	Investment holding
Xiamen Youxiang Time Technology Service Co., Ltd. (“Xiamen Youxiang Time”)	August 3, 2018	PRC	100%	Technology development and service, research and development

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

1. Organization - continued

Percentage of
legal
ownership by
		Place of	the
Entity	Date of incorporation	incorporation	Company	Principal activities
VIEs
Beijing Happy Time Technology Development Co., Ltd. (“Beijing Happy Time”)	April 9, 2014	PRC	Nil	Technology development and service, sale of products
Ganzhou Qudian Technology Co., Ltd. (“Ganzhou Qudian”)	November 25, 2016	PRC	Nil	Technology development service, sale of products and educational services
Xiamen Qudian Technology Co., Ltd. (“Xiamen Qudian”)	April 1, 2017	PRC	Nil	Technology development and service, sale of products

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

Despite the lack of equity ownership, as a result of a series of contractual arrangements (the “Contractual Arrangements”), the shareholders of the VIEs effectively assigned all of their voting rights underlying their equity interests in the VIEs to the Company, which gives the Company the power to direct the activities that most significantly impact the VIEs’ economic performance. In addition, through the other exclusive agreements, which consist of exclusive option agreement, exclusive business cooperation agreement, and equity pledge agreement, the Company, through its wholly-owned subsidiaries in the PRC, has the right to receive economic benefits from the VIEs that potentially could be significant to the VIEs. Lastly, through the financial support undertaking letter, the Company has the obligation to absorb losses of the VIEs that could potentially be significant to the VIEs. Therefore, the Company is considered the primary beneficiary of the VIEs and consolidates the VIEs and its consolidated subsidiaries as required by SEC Regulation S-X Rule 3A-02 and ASC topic 810 (“ASC 810”), Consolidation.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

Except for the deposits that were held by banks and other institutions, trust beneficiaries and other funding partners (collectively referred to as the “Funding Partners”) as guarantee deposits, all assets of the consolidated trusts, and the collateralization of the land lease right of use asset as described in Note 11, there was no other pledge or collateralization of the VIEs’ assets. Creditors of the VIEs have no recourse to the general credit of the Company, who is the primary beneficiary of the VIEs, through its WFOEs. The Company has not provided any financial or other support that it was not previously contractually required to provide to the VIEs during the periods presented. The carrying amounts of the assets, liabilities and the results of operations of the VIEs and VIEs’ subsidiaries are presented in aggregate due to the similarity of the purpose and design of the VIEs and VIEs’ subsidiaries, the nature of the assets in these VIEs and VIEs’ subsidiaries and the type of the involvement of the Company in these VIEs and VIEs’ subsidiaries. The carrying amounts of the assets, liabilities and the results of operations of the VIEs and VIEs’ subsidiaries included in the Company’s consolidated balance sheets and statements of comprehensive income/(loss) are as follows:

	As of December 31,
	2021	2022
	RMB	RMB	US$
Short-term loan principal and financing service fee receivables	2,339,575,202	—	—
Amounts due from group companies	1,980,008,928	109,713,457	15,906,956
Other current assets	7,447,784,233	10,077,615,569	1,461,116,912
Total current assets	11,767,368,363	10,187,329,026	1,477,023,868
Total non-current assets	1,744,115,342	1,619,591,980	234,818,765
Total assets	13,511,483,705	11,806,921,006	1,711,842,633
Amounts due to group companies	915,529,107	96,930,129	14,053,548
Other current liabilities	423,522,783	569,593,872	82,583,349
Total current liabilities	1,339,051,890	666,524,001	96,636,897
Total non-current liabilities	592,668,094	118,782,810	17,221,888
Total liabilities	1,931,719,984	785,306,811	113,858,785

The following table sets forth the results of operations of the VIEs included in the Company’s consolidated statements of comprehensive income/(loss):

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Revenues	3,549,458,230	1,600,712,429	578,002,415	83,802,474
Net income/(loss)	562,471,865	868,473,261	(221,602,406)	(32,129,326)

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

1. Organization - continued

The table sets forth the cash flows of the VIEs included in the Company’s consolidated statements of cash flows:

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Net cash provided by/(used in) operating activities	2,250,346,449	747,408,333	(329,949,497)	(47,838,180)
Net cash provided by/(used in) investing activities	(2,252,529,599)	645,957,049	489,498,990	70,970,682
Net cash provided by/(used in) financing activities	(1,429,389,722)	(571,156,011)	575,109,678	83,383,065

The carrying amounts of the assets, liabilities and the results of operations of the VIEs and their subsidiaries are presented in aggregate due to the similarity of the purpose and design of the VIEs and their subsidiaries, the nature of the assets in these VIEs and their subsidiaries and the type of the involvement of the Company in these VIEs and their subsidiaries.

The amounts of the net assets of the VIEs were RMB 11,580 million and RMB 11,022 million (US$ 1,598 million) as of December 31, 2021 and 2022. The creditors of the VIEs’ third-party liabilities did not have recourse to the general credit of the Primary Beneficiary in the normal course of business.

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Areas where management uses subjective judgment include, but are not limited to, allowance for loan principal and financing service fee receivables, allowance for finance lease receivables, allowance for contract assets, allowance for other receivables, impairment of other assets, incremental borrowing rates for lease liabilities, share-based compensation, impairment of equity investment, valuation allowance for deferred tax assets, uncertain tax positions, estimate of risk assurance liabilities, fair value of guarantee liabilities and fair value of investments. Actual results could differ from these estimates, and as such, differences may be material to the consolidated financial statements.

Revenue recognition

The Company generates revenues primarily by providing borrowers with merchandise and cash installment credit services, credit facilitation services, transaction services, automobile financing services, e-commerce and ready-to-cook meal sales, and educational services.

Under ASC 606, revenue is recognized when control of the promised goods or services is transferred to the Company’s customers, in an amount that reflects the consideration that the Company expects to be entitled to in exchange for those goods or services, net of value-added tax. The Company determines revenue recognition through the following steps:

●	Identify the contract(s) with a customer;
●	Identify the performance obligations in the contract;
●	Determine the transaction price;
●	Allocate the transaction price to the performance obligations in the contract; and
●	Recognize revenue when (or as) the entity satisfies a performance obligation.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies – continued

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

The Company considers the loan facilitation service, post-origination services and guarantee service as separate services, of which the guarantee service and the post origination service are accounted for in accordance with ASC 815, Derivatives and Hedging, (“ASC 815”), ASC 460, Guarantees, (“ASC 460”) (refer to “Guarantee liabilities” and “Risk Assurance Liabilities” for additional information) and ASC 860, Transfers and servicing of financial assets, respectively (“ASC 860”).

The transaction price is the amount of consideration to which the Company expects to be entitled in exchange for transferring the promised services to the customer, net of value-added tax. The transaction price allocated to loan facilitation income and post-origination services includes variable consideration which is contingent on the borrower making timely repayments. The amount of variable consideration is limited to the amount that is probable not to be reversed in future periods. Management estimated the variable consideration using the expected value method, based on historical defaults, current and forecasted borrower repayment trends and assessed whether variable consideration should be constrained. Any subsequent changes in the transaction price will be allocated to the performance obligations on the same basis at contract inception.

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

Revenues from loan facilitation services are recognized when the Company matches borrowers with the Funding Partners and the funds are provided to the borrower. Additionally, revenues from post-origination services are recognized evenly over the term of the loans as the services are performed. The loan facilitation income recognized was RMB (32,908,294), RMB 37,028,082 and RMB 18,316,858 (US$ 2,655,695) for the years ended December 31, 2020, 2021 and 2022, respectively. The post-origination services fee recognized was RMB 164,541,390, RMB 2,502,967 and RMB 492,215 (US$ 71,364) for the years ended December 31, 2020, 2021 and 2022, respectively.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies – continued

Revenue recognition - continued

Sales income

The Company recognizes revenue from product sales through its platform of e-commerce and ready-to-cook meal business. The Company’s single performance obligation is to sell products to customers. The Company acts as a principal as it takes control of the products before they are transferred to customers. The Company is also primarily obligated for the products sold to the customers, bears inventory risks and has the latitude in establishing prices. Revenue is measured based on the amount of consideration the Company expects to receive reduced by value-added tax, discounts and estimates for product returns. Product returns are estimated using the expected value method based on historical return patterns. Revenues are recognized at a point in time when the products are accepted by the customers. As of December 31, 2021 and 2022, estimated product returns were not material.

Educational services

The Company provides non-academic, junior art and sports educational services, and recognizes tuition revenues beginning in 2021. Tuition fee is generally collected in advance and initially recorded as prepayments from customers. Revenue is recognized when control of promised services is transferred to the customers in an amount of consideration to which the Company expects to be entitled to in exchange for those services. Tuition revenues are recognized proportionately as the tutoring sessions are delivered. As of December 31, 2021 and 2022, estimated tuition fee revenue was not material.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies – continued

Revenue recognition - continued

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

The referral services are considered to be the performance obligations in the arrangement. The transaction price is the amount of consideration to which the Company expects to be entitled to in exchange for transferring the promised service to the customer, net of value-added tax. The transaction price allocated to the referral services and post origination services includes variable service fees which are contingent on the borrower making timely repayments to the Funding Partners. Variable consideration is estimated using the expected value method based on historical default rate, current and forecasted borrower repayment trends and is limited to the amount of variable consideration that is probable not to be reversed in future periods. The Company will update its estimate of the variable consideration at the end of each reporting period. The estimation of variable consideration (including the amount of variable consideration constrained) involves significant judgment. Revenues from transaction services are recognized when the Company successfully refers the borrower to the Funding Partner and the Funding Partner provides the funds to the borrower. Revenues from post-origination services are recognized evenly over the term of the loans as the services are performed. The transaction services fee recognized was RMB (168,120,830), RMB 131,475,605 and RMB 110,912,689 (US$ 16,080,828) for the years ended December 31, 2020, 2021 and 2022, respectively. The post-origination services fee recognized was RMB 31,578,617, RMB 20,217,705 and RMB 2,877,700 (US$417,227) for the years ended December 31, 2020, 2021 and 2022, respectively.

Financing income

Borrowers can withdraw cash (“cash installment credit services”) or purchase products (e.g. personal consumer electronics) (“merchandise installment credit services”) up to their approved credit limit and elect the installment repayment period, ranging from one to eighteen installments repayment period (either weekly or monthly) through the Company’s application (collectively “financing platform”) or via borrowers’ Alipay accounts. The Company charges financing service fees for facilitating the financing and managing the financing platform. The financing service fees are recorded as financing income in the consolidated statement of comprehensive income/(loss) in accordance with ASC 310 Receivables (ASC 310) using the effective interest method.

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued

Revenue recognition – continued

Penalty fee

The Company charges borrowers and lessees penalty fee for late installment payments. The penalty fee is calculated based on the number of overdue days of unpaid outstanding balance of loan principals and lease receivables at the applicable late payment rate. The penalty fee is recognized on a cash basis, which coincides with the penalty fee being probable not to be reversed.

Cost of goods sold

Cost of goods sold primarily consists of the purchase price of products, packaging material and fulfillment expenses, including (i) lease expenses for regional processing centers and outsourcing expenses charged by third-party labor service companies for workers at regional processing centers, and (ii) logistics expenses charged by third party couriers.

Leases

Sales-type leases

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

Operating leases

The Company has operating leases for certain office rentals, educational service activity centers and regional processing centers as a lessee. At inception of a contract, the Company determines whether that contract is, or contains a lease. For each lease arrangement identified, the Company determines its classification as an operating or finance lease.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued

Leases – continued

Operating leases - continued

The Company records a lease liability and corresponding operating lease right-of-use (“ROU”) asset at lease commencement. Lease liabilities represent the present value of the lease payments not yet paid, discounted using the discount rate for the lease at lease commencement. The Company’s lease agreements include lease payments that are largely fixed, do not contain material residual value guarantees or variable lease payments. The discount rate is determined using the Company’s incremental borrowing rate at lease commencement since the rate implicit in the lease is not readily determinable. The incremental borrowing rate is the rate of interest that the Company could borrow on a collateralized basis over a similar term at an amount equal to the lease payments in a similar economic environment. ROU asset represents the right to use an underlying asset for the lease term and is recognized in an amount equal to the lease liability adjusted for any lease payments made prior to the commencement date, less any lease incentives received, and any initial direct costs incurred by the Company. Lease terms are based on the non-cancellable term of the lease and may contain options to extend the lease when it is reasonably certain that the Company will exercise the option, however none of these have been recognized in the Company’s right-of-use assets or lease liabilities since those options were not reasonably certain to be exercised.

If there is a lease modification, the Company considers whether the lease modification results in a separate contract. If so, the Company accounts for the separate contract the same manner as any other new lease, in addition to the original unmodified contract. Otherwise, the Company remeasures and reallocates the remaining consideration in the contract, reassesses the classification of the lease at the effective date of the modification and accounts for any initial direct costs, lease incentives and other payments made to or by the lessee. If the modification fully or partially terminates the existing lease, the Company remeasures the lease liability and decreases the carrying amount of the right-of-use asset in proportion to the full or partial termination of the existing lease and recognizes in profit or loss any difference between the reduction in the lease liability and the reduction in the right-of-use asset.

Besides, operating lease expense is recognized as a single lease cost on a straight-line basis over the lease term and is included in cost of goods sold, cost of other revenues and general and administrative expenses, in the consolidated statements of comprehensive income/(loss). Lease liabilities that become due within one year after the balance sheet date are classified as current liabilities.

Land lease right of use asset

All land in the PRC is owned by the PRC government. The PRC government may sell land use rights for a specified period of time. Land use rights represent operating leases in accordance with ASC 842, Leases (ASC 842). The purchase price of land use rights represents lease prepayments to the PRC government and is recorded as an operating lease right-of-use (“ROU”) asset in the consolidated balance sheet. The ROU asset is amortized over the remaining lease term – 35 years.

Foreign currency translation and transactions

The functional currency of the Company, and the subsidiaries that are not in mainland China is US$. The Company’s subsidiaries, VIEs, and subsidiaries of the VIEs with operations in the PRC adopted RMB as their functional currency. The determination of the respective functional currency is based on the criteria stated in ASC 830, Foreign Currency Matters. The Company uses RMB as its reporting currency. The financial statements of the Company, and the subsidiaries that are not in mainland China are translated into RMB using the exchange rate as of the balance sheet date for assets and liabilities and average exchange rate for the year for income and expense items. Translation gains and losses are recorded in accumulated other comprehensive loss, as a component of shareholders’ equity. Transactions in currencies other than the functional currency are measured and recorded in the functional currency at the exchange rate prevailing on the transaction date.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued

Foreign currency translation and transactions - continued

Monetary assets and liabilities denominated in currencies other than the functional currency are remeasured into the functional currency at the rates of exchange prevailing at the balance sheet dates. Transaction gains and losses are recognized in the consolidated statements of comprehensive income/(loss) during the period or year in which they occur.

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

Restricted cash and cash equivalents

Restricted cash is cash and cash equivalents that are not readily available for normal disbursement and mainly represents security deposits held in designated bank accounts for the guarantee of on-and-off balance sheet transactions. Such restricted cash is not available to fund the general liquidity needs of the Company.

Short-term investments

All highly liquid investments with original maturities of greater than three months but less than twelve months, are classified as short-term investments. Investments that are expected to be realized in cash during the next twelve months are also included in short-term investments.

Short-term investments include wealth management products with the intention to sell in the near term which are classified as trading securities and measured at fair value. The realized investment income and changes in fair value are recognized in interest and investment income in the consolidated statements of comprehensive income/(loss). The banks or trust companies publish the redemption price of wealth management products daily (level 1) or publish their net value on a regular basis (level 2). As of December 31, 2021 and 2022, the amounts of wealth management products are RMB 5,408 million and RMB 5,159 million (US$ 748 million), respectively. In 2021 and 2022, the Company also holds marketable equity securities (level 1) in listed companies and measures them at fair value. The amount of marketable equity securities in listed companies is RMB 406 million and RMB 219 million (US$ 32 million) as of December 31, 2021 and 2022, respectively.

Short-term investments also include negotiable certificates of deposit. The Company purchased negotiable certificates of deposit in 2021 for the purpose of generating trading revenue. The negotiable certificate of deposit was measured at fair value on a recurring basis using quoted prices in active markets (level 1). As of December 31, 2021, the amount of negotiable certificate of deposit is RMB 112 million. The Company sold all of the negotiable certificates of deposit in 2022.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued

Derivative instruments

In 2021 and 2022, the Company entered into total return swap contracts with CITIC Securities Company Limited (“CITIC”) and China International Capital Corporation Limited (“CICC”) respectively, for the purpose of generating return from Chinese public companies’ ADSs in the US stock markets. In exchange, the Company paid CITIC and CICC a periodic interest based on LIBOR plus 2.8% or SOFR plus 2.0% or fixed rate published by CICC. The Company net settles all total return swap contracts with CITIC and CICC.

The total notional amount of the outstanding contracts was RMB 619,332,499 and RMB 834,038,316 (US$ 120,924,189) as of December 31, 2021 and 2022, respectively. The total return swap contracts can be initiated and terminated upon requests of the Company. The Company accounts for the total return swap contracts in accordance with ASC 815, Derivatives and hedging. The total return swap contracts were measured at fair value, which are primarily based on the change in the market value of the ADSs underlying the total return swap contracts, recorded as earnings. As there is no initial cost associated with the derivative, the net unrealized gain/(loss) represents the derivative’s fair value which is classified as derivative instruments-asset/(liability) within the consolidated balance sheets. The net unrealized investment income during the year ended December 31, 2021 and the net unrealized investment loss during the year ended December 31, 2022 recognized in the comprehensive income/(loss) related to the total return swap contracts were RMB 17,375,517 and RMB 163,128,402 (US$ 23,651,395), respectively.

The total return swap contracts may expose the Company to credit risk to the extent that the counterparty may be unable to meet the terms of the arrangement. The Company mitigates this credit risk by transacting with counterparty with high credit ratings. The Company pledged cash collateral of RMB 619,332,499 and RMB 834,038,316 (US$ 120,924,189) to CITIC and CICC for its total return swap contracts as of December 31, 2021 and 2022, respectively. The Company also prepays RMB 10,405,181 and RMB 676,742,849 (US$ 98,118,490) as collateral prepaid to securities companies for new contracts to be entered into in the future as of December 31, 2021 and 2022 respectively.

Guarantee deposits

The Company is required to guarantee the recoverability of the loan principal and interest for loans originated by the Company that are transferred to certain Funding Partners. As a result, the Company may provide a cash deposit to the respective Funding Partners. The cash deposits are released only after the loan principal and interest are settled. Guarantee deposits represent cash that cannot be withdrawn without the permission of the Funding Partners. These guarantee deposits qualify as compensating balance arrangements under SEC Regulation S-X Rule 5-02 and are classified as other current assets in the consolidated balance sheets. The balance is immaterial as of December 31,2022.

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued

Allowance for loan principal and financing service fee receivables

The Company considers the loans to be homogenous as they are all unsecured consumer loans of similar principal amounts. The profiles of the borrowers are also similar i.e. age, credit histories and employment status. The allowance for loan principal and financing service fee receivables losses is calculated based on historical loss experience with the entire loan portfolio, using a roll rate-based model. The roll rate-based model stratifies the loan principal and financing service fee receivables by delinquency stages (i.e., current, 1-30 days past due, and 31-60 days past due, etc.) and projected forward in one-month increments using historical roll rates. In each month of the simulation, losses on the loan principal and financing service fee receivables types are captured, and the ending delinquency stratification serves as the beginning point of the next iteration. This process is repeated on a monthly rolling basis. The loss rate calculated for each delinquency stage is then applied to the respective loan principal and service fees receivables balance.

The Company applies a consistent credit risk management framework to the entire portfolio of loans in accordance with Accounting Standards Update (“ASU”) No. 2016-13, Financial instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASC 326”) and adjusts the allowance for loan principal and service fees receivables that is determined by the roll rate-based model for various qualitative factors that reflect current conditions and reasonable and supportable forecasts of future economic conditions. These factors mainly include gross-domestic product rates, consumer price indexes, per capita consumption expenditure, per capita disposable income and other considerations. The Group analyzes a combination of qualitative factors to the change in roll rate using a regression model. Factors that had a strong correlation and economic and commercial significance were selected for the model. Projections of the abovementioned factors commensurate with the life of loans are used, which are all within one year, and the projections are either sourced or derived from publicly available market information. The abovementioned factors are then fed into the linear regression equation to derive an expected loss rate for each loan portfolio based on delinquencies.

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

Finance lease receivables

Finance lease receivables are carried at amortized cost comprising original financing lease and direct costs, net of unearned income and allowance for finance lease receivables.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

For all the years presented, finance lease receivables are charged off when a settlement is reached for an amount that is less than the outstanding balance or when the Company determines the balance to be uncollectable. In general, the Company considers finance fee receivables meeting any of the following conditions as uncollectable and charged-off: (i) death of the borrower; (ii) identification of fraud, and the fraud is officially reported to and filed with relevant law enforcement departments or (iii) all finance lease receivables that are 180 days past due are therefore deemed uncollectible and charged-off; (iv) the vehicle is repossessed.

Nonaccrual finance lease receivables

A finance lease receivable is considered impaired when the lease receivables are more than 90 days past due, or when it is probable that the Company will be unable to collect all amounts due according to the terms of the contract. Factors such as payment history, compliance with terms and conditions of the underlying financing lease agreement and other subjective factors related to the financial stability of the borrower are considered when determining whether finance lease receivables are impaired. The Company does not accrue financing lease income on net investment of finance lease receivables that are considered impaired. Accrual of financing lease income is suspended on accounts that are impaired, accounts in bankruptcy and accounts in repossession. Payments received on non-accrual finance lease receivables are first applied to any fees due, then to any interest due and, finally, any remaining amounts received are recorded in principal. Interest accrual resumes once an account has received payments bringing the impaired status to current.

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

Contract assets as of December 31,2021 and 2022 were RMB 27,996,290 and RMB nil (US$ nil) respectively, net of allowance of RMB 31,168 and RMB nil (US$ nil), respectively. Account receivables were RMB 204,791,835 and RMB nil (US$ nil) as of December 31,2021 and 2022 respectively, net of allowance of RMB 45,217,416 and RMB 8,208,679 (US$ 1,190,146), respectively, which are repayments the borrowers made directly to the Funding Partners and remitted to the Company on a periodic basis. The remaining unsatisfied performance obligations as of December 31,2021 and 2022, pertaining to post-origination services amounted to RMB 1,751,348 and RMB nil (US$ nil), respectively.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

For equity investments that the Company elects to use the measurement alternative, the Company makes a qualitative assessment considering impairment indicators to evaluate whether investments are impaired at each reporting date. Impairment indicators considered include, but are not limited to, a significant deterioration in the earnings performance or business prospects of the investee, including factors that raise significant concerns about the investee’s ability to continue as a going concern, a significant adverse change in the regulatory, economic, or technological environment of the investee and a significant adverse change in the general market condition of either the geographical area or the industry in which the investee operates. If a qualitative assessment indicates that the investment is impaired, the entity has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Company recognizes an impairment loss in earnings equal to the difference between the carrying value and fair value.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the specific identification method for the vehicle sales business. Cost is determined using the average cost method for the e-commerce, ready-to-cook meal business, and educational services.

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

The financial guarantee is accounted for as a credit derivative under ASC 815 because the scope exemption in ASC 815-10-15-58(c) is not met. The guarantee liabilities are remeasured at each reporting date. The change in fair value of the guarantee liabilities is recorded as changes in guarantee liabilities in the consolidated statements of comprehensive income/(loss). When the Company settles the guarantee liabilities through performance of the guarantee by making requisite payments on the respective defaulted loans, the Company records a corresponding deduction to the guarantee liabilities. Subsequent collection from the borrower through the Funding Partners will be recognized as a reversal of the deduction to guarantee liabilities.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

The non-contingent aspect of the risk assurance liability is subsequently recognized as guarantee income over the term of the arrangement as the Company is released from the stand ready obligation based on the borrower’s repayment of the loan principal. The contingent liability relating to the expected credit losses arising from the contingent aspect of the risk assurance liability is initially measured under a current expected credit loss model. The subsequent changes in the contingent aspect of the risk assurance liability is adjusted through earnings as changes in guarantee liabilities and risk assurance liabilities. The contingent loss is calculated based on the expected future payouts, adjusted for various qualitative factors that reflect current conditions and reasonable and supportable forecasts of future economic conditions. These factors may include gross-domestic product rates, consumer price indexes, per capita consumption expenditure and other considerations. The Company analyzes a combination of qualitative factors to the change in roll rate using a regression model. Factors that had a strong correlation and economic and commercial significance were selected for the model.

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

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method with the residual value based on the estimated useful lives of the class of asset, which range as follows:

	Estimated	Estimated
Category	Useful Life	Residual
Office and electronic equipment	3-5 years	Nil%-5%
Motor vehicles	4 years	5%
Leasehold improvements	Over the shorter of the expected life of leasehold improvements or the lease term	Nil %

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued

Property and equipment, net - continued

Costs associated with the repair and maintenance of property and equipment are expensed as incurred. Construction in progress represents building construction costs and unfinished leasehold improvements. Depreciation is recorded starting at the time when assets are ready for the intended use. Retirements, sales and disposals of assets are recorded net of the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of comprehensive loss.

Intangible assets

Intangible assets represent purchased computer software. These intangible assets are amortized on a straight-line basis over their estimated useful lives of the respective assets, most of which vary from 1-10 years.

Research and development

Research and development expenses are primarily incurred in the development of new services, and new features of the Company’s technology infrastructure to support its business operations. Research and development costs are expensed as incurred unless such costs qualify for capitalization as software development costs. In order to qualify for capitalization, (i) the preliminary project should be completed, (ii) management has committed to funding the project and it is probable that the project will be completed and the software will be used to perform the function intended, and (iii) it will result in significant additional functionality in the Company’s services. No research and development costs were capitalized for all years presented as the Company has not met all of the necessary capitalization requirements.

Impairment of long-lived assets, including intangible assets with definite lives

Long-lived assets and intangible assets with definite lives are reviewed for impairment in accordance with authoritative guidance for impairment or disposal of long-lived assets. Long-lived assets are reviewed for events or changes in circumstances, which indicate that their carrying value may not be recoverable. Long-lived assets are reported at the lower of the carrying amount or fair value less cost to sell.

Employee defined contribution plan

Full time employees of the Company in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Company make contributions to the government for these benefits based on a certain percentage of the employee’s salaries. The Company has no legal obligation for the benefits beyond the contributions. The total amount that was expensed as incurred, was RMB 30,138,113, RMB 79,010,301 and RMB 29,871,441 (US$ 4,330,952) for the years ended December 31, 2020, 2021 and 2022, respectively.

Advertising costs

Advertising costs are expensed as incurred in accordance with ASC 720-35, Other Expense-Advertising costs. Advertising costs were RMB 153,327,392, RMB 19,047,468 and RMB 207,905,890 (US$ 30,143,521) for the years ended December 31, 2020, 2021 and 2022, respectively. Advertising costs are included in sales and marketing expenses in the consolidated statements of comprehensive income/(loss).

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

Government financial incentives received involved no future conditions or continuing performance obligations of the Company and are recognized as other (expense) income. The Company recognized government grants of RMB 76,912,252, and RMB19,472,671 (US$2,823,272) during the years ended December 31, 2021 and 2022, respectively, in other operating income, net in the consolidated statements of comprehensive income/(loss).

Value added taxes

Xiamen Youdun Technology Co., Ltd., and Xiamen Youqi Technology Co., Ltd. are small-scale VAT taxpayers with an applicable VAT rate of 3%. The other subsidiaries of the VIEs are all general VAT taxpayers (applicable tax rate: 6% or 13%).

VAT is reported as a deduction to revenue when incurred and amounted to RMB 201,297,527, RMB 104,938,590 and RMB 80,085,288 (US$ 11,611,275) for the years ended December 31, 2020, 2021 and 2022, respectively. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Output VAT receivable net of input VAT payable is recorded in accrued expenses and other current liabilities on the consolidated balance sheets.

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued

Income taxes - continued

The Company accounts for uncertainty in income taxes recognized in the consolidated financial statements by applying a two-step process to determine the amount of the benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed to determine the amount of benefits to recognize in the consolidated financial statements. The amount of the benefits that may be recognized is the largest amount that more-likely-than not to be realized upon ultimate settlement. The Company’s estimated liability for unrecognized tax benefits which is included in the income tax payable in the consolidated balance sheets is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. The Company elects to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of comprehensive income/(loss). The Company did not recognize any income tax due to uncertain tax position nor incurred any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2020, 2021 and 2022.

Segment information

In accordance with ASC 280 Segment Reporting (“ASC 280”), the Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews operating results to make decisions about allocating resources and assessing performance for the entire Company. In 2020, the Company had two reportable segments, consisting of installment credit services and e-commerce sales services. In 2021 and 2022, the e-commerce sales services were combined with the installment credit services segment as the e-commerce sales services were substantially wound down in 2021. The CODM reviewed the consolidated results when making decisions about allocating resources and assessing performance of the Company as a whole, and the Company had only one reportable segment. Because substantially all of the Company’s long-lived assets and revenues are located in and derived from the PRC, geographical segments are not presented.

Fair value measurements of financial instruments

The fair values of cash and cash equivalents, restricted cash and cash equivalent, short-term investments, loan principal and financing service fee receivables, finance lease receivables, derivative instruments, other receivables (as defined in Note 6), borrowings, guarantee liabilities and risk assurance liabilities in current assets and liabilities are measured at fair value or approximate to their respective fair values because of their short maturities. The carrying amount of the long-term loan principal and financing service fee receivables, long-term finance lease receivables, and long-term borrowings, approximate to their fair values due to the fact that the related interest rates approximate to the rates currently offered by Funding Partners for similar debt instruments of comparable maturities.

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies – continued

Fair value measurements – continued

Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

➢	Level 1-Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets
➢	Level 2-Include observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data
➢	Level 3-Unobservable inputs which are supported by little or no market activity

Earnings/(loss) per share

Basic earnings/(loss) per share is computed by dividing the net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period and year presented.

Diluted earnings/(loss) per ordinary share reflects the potential dilution that could occur if securities were exercised or converted into ordinary shares.

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

A change in any of the terms or conditions of share options is accounted for as a modification of share options. The Company calculates the incremental compensation cost of a modification as the excess, if any, of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the fair value of the options the share price and other pertinent factors at the modification date. For vested options, the Company recognizes incremental compensation cost in the period the modification occurred. For unvested options, the Company recognizes, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date. If the fair value of the modified option is lower than the fair value of the original option immediately before modification, the minimum compensation cost the Company recognizes is the cost of the original options. The Company, with the assistance of an independent third-party valuation firm, determined the fair value of share-based option awards granted to employees.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies – continued

Convenience translation for financial statements presentation

Translations of amounts from RMB into US$ for the convenience of the readers were calculated at the exchange rate of RMB 6.8972 per US$1.00 on December 30, 2022, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be converted into US$ at such rate.

Investment in equity method investee

The Company uses the equity method to account for an equity investment over which it has significant influence but does not own a majority equity interest or otherwise control, generally accompanying a shareholding of between 20% and 50% of the voting rights, and an equity investment over limited partnership which investor’s interest is over 3% to 5%. The cost of the investment over the proportional fair value of the assets and liabilities of the investee is reflected in the Company’s memo accounts as “equity method goodwill”. The equity method goodwill is not subsequently amortized and is not tested for impairment under ASC 350. Equity method investments shall continue to be reviewed for impairment in accordance with paragraph ASC 323-10-35-32. The share of earnings or losses of the investee are recognized in the consolidated statements of comprehensive income/(loss). Equity method adjustments include the Company’s proportionate share of investee income or loss and other adjustments required by the equity method.

The Company assesses its equity investment for other-than-temporary impairment by considering factors as well as relevant and available information including, but not limited to, current economic and market conditions, the operating performance of the investees including current earnings trends, the general market conditions in the investee’s industry or geographic area, factors related to the investee’s ability to remain in business, such as the investee’s liquidity, debt ratios, and cash burn rate and other company-specific information.

Significant risks and uncertainties

Currency convertibility risk

Substantially all of the Company’s businesses are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China (“PBOC”) or other authorized Funding Partners at exchange rates quoted the PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts.

The Company has not made any foreign currency payments that are subject to approval by the PBOC or other institutions during the periods presented.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies – continued

Significant risks and uncertainties - continued

Concentration of credit risk

Financial assets that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, guarantee deposit, short-term investment, derivative instruments, cash collateral for derivatives and other receivables.

Deposits held in mainland China are subject to restrictions on foreign exchange and the ability to transfer cash outside of mainland China. In May 2015, a new Deposit Insurance System (“DIS”) managed by the People’s Bank of China (‘‘PBOC’’) was implemented by the Chinese government. Deposits in the licensed banks in mainland China are protected by DIS, up to a limit of RMB500 thousands.

The Company places its cash and cash equivalents, guarantee deposits, short-term investments, derivative instruments, cash collateral for derivatives and other receivables with reputable counterparties that have high-credit ratings and quality. There has been no recent history of default in relation to these counterparties. Two Chinese government banks represented 10% or more of the total financial assets for the year ended December 31, 2021, amounted to approximately RMB 2,349 million (US$ 369 million), representing 27% of the total balances from counterparties. China Merchants Bank Company Limited and CITIC represented 10% or more of the total financial assets for the years ended December 31, 2022, amounted to approximately RMB 1,329 million (US$ 193 million) and RMB 1,354 million (US$196 million), representing 12.02% and 12.24% of the total balances from counterparties, respectively.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

The Company manages borrower default risk on their payment for loan principal and financing service fee receivables, and finance lease receivables by performing credit assessments on its borrowers and its ongoing monitoring of the outstanding balances. No receivables from a borrower represented 10% or more of the loan receivables, financing service fee receivables and finance lease receivables as of December 31, 2021 and 2022.

The Company manages borrower default risk of contract assets, including guarantee liabilities and risk assurance liabilities， through the self-developed risk management model. The rating scale of the risk management model takes into account factors such as identity characteristics, credit history, payment overdue history, payment capacity, behavioral characteristics and online social network activity. No contract assets relating to a borrower represented 10% or more of total contract assets as of December 31, 2021 and 2022.

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

Business and economic risk

The Company believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations or cash flows: changes in the overall demand for services; competitive pressures due to new entrants; advances and new trends in new technologies and industry standards; changes in certain strategic relationships; regulatory considerations and risks associated with the Company’s ability to attract employees necessary to support its growth and risks related to outbreaks of epidemics. The Company’s operations could also be adversely affected by significant political, regulatory, economic and social uncertainties in the PRC.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies – continued

Recently Adopted Accounting Pronouncements

In January 2020, the FASB issued ASU No. 2020-01, Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)—Clarifying the Interactions between Topic 321, Topic 323, and Topic 815 (a consensus of the FASB Emerging Issues Task Force) (“ASU 2020-01”), which clarifies the interactions of the accounting for certain equity securities under ASC 321, investments accounted for under the equity method of accounting in ASC 323, and the accounting for certain forward contracts and purchased options accounted for under ASC 815. ASU 2020-01 could change how an entity accounts for (i) an equity security under the measurement alternative and (ii) a forward contract or purchased option to purchase securities that, upon settlement of the forward contract or exercise of the purchased option, would be accounted for under the equity method of accounting or the fair value option in accordance with ASC 825. These amendments improve the current U.S. GAAP by reducing diversity in practice and increasing comparability of the accounting for these interactions. The new guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 31, 2020. Early adoption is permitted. The Company has adopted this guidance on its consolidated financial statements. The standard update did not have a material impact on the Company’s statement of financial position.

In August 2020, the FASB issued ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which focuses on amending the legacy guidance on convertible instruments and the derivatives scope exception for contracts in an entity’s own equity. ASU 2020-06 simplifies an issuer’s accounting for convertible instruments by reducing the number of accounting models that require separate accounting for embedded conversion features. ASU 2020-06 also simplifies the settlement assessment that entities are required to perform to determine whether a contract qualifies for equity classification. Further, ASU 2020-06 enhances information transparency by making targeted improvements to the disclosures for convertible instruments and earnings-per-share (EPS) guidance, i.e., aligning the diluted EPS calculation for convertible instruments by requiring that an entity uses the if-converted method and that the effect of potential share settlement be included in the diluted EPS calculation when an instrument may be settled in cash or shares, adding information about events or conditions that occur during the reporting period that cause conversion contingencies to be met or conversion terms to be significantly changed. This update will be effective for the Company’s fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Entities can elect to adopt the new guidance through either a modified retrospective method of transition or a fully retrospective method of transition. The Company has adopted this guidance on its consolidated financial statements. The standard update did not have a material impact on the Company’s statement of financial position.

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance. This update requires certain annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy. This update is effective for annual periods beginning after December 15, 2021, and early application is permitted. This guidance should be applied either prospectively to all transactions that are reflected in financial statements at the date of initial application and new transactions that are entered into after the date of initial application or retrospectively to those transactions. The Company adopted this standard on January 1, 2022. There was no material impact to the Company’s financial position or results of operations upon adoption.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued

Recent Accounting Pronouncements: Issued but not effective

In March 2022, the FASB issued ASU 2022- 02, Financial Instruments — Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures, which eliminates the recognition and measurement guidance for troubled debt restructurings (TDRs) for companies that have adopted ASU 2016-13 (Topic 326) and adds requirements for enhanced disclosures for modifications made to borrowers experiencing financial difficulty. The amendments also require public business entities to present current period gross write-offs by year of origination in vintage disclosures. The Company is currently in the process of evaluating the impact of adopting ASU 2022- 02 on its consolidated financial statements and related disclosure.

In June 2022, the FASB issued ASU 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions, which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered when measuring fair value. Recognizing such a restriction as a separate unit of account is also not permitted. The guidance will be applied prospectively, with special transition provisions for entities that qualify as investment companies under ASC 946. The guidance is effective for all public business entities for fiscal years beginning after 15 December 2023, and interim periods within those fiscal years. For all other entities, it is effective for fiscal years beginning after 15 December 2024, and interim periods within those fiscal years. Early adoption is permitted for all entities. The Company is currently in the process of evaluating the impact of adopting ASU 2022-03 on its consolidated financial statements and related disclosure.

3. Short-term investments

The following table presents short-term investments classification as of December 31, 2021 and 2022.

	As of December 31,
	2021	2022
	RMB	RMB	US$
Debt securities:
Wealth management products issued by banks or trust companies	5,408,132,272	5,159,098,986	747,999,041
Negotiable certificates of deposit	112,173,645	—	—
Equity securities:
Marketable equity securities	406,294,844	219,206,449	31,781,948
	5,926,600,761	5,378,305,435	779,780,989

4. Loan principal and financing service fee receivables

4.1 Loan principal and financing service fee receivables consist of the following:

	As of December 31,
	2021	2022
	RMB	RMB	US$
Short-term loan principal and financing service fee receivables:
Loan principal and financing service fee receivables	2,639,004,889	—	—
Less: allowance for loan principal and financing service fee receivables	(267,039,108)	—	—
Short-term loan principal and financing service fee receivables, net	2,371,965,781	—	—

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

4. Loan principal and financing service fee receivables – continued

4.2 The following table presents nonaccrual loan principal as of December 31, 2021 and 2022.

	As of December 31,
	2021	2022
	RMB	RMB	US$
Nonaccrual loan principal	91,016,662	—	—
Less: allowance for nonaccrual loan principal	(89,311,940)	—	—
Nonaccrual loan principal, net	1,704,722	—	—

4.3 The following table presents the aging of past-due loan principal and financing service fee receivables as of December 31, 2021:

	1-30 days	31-60 days	61-90 days	91-120 days	121-150 days	151-180 days	Total past due	Current	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Domestic consumer loans (uncollateralized)
– Loan principal	43,284,767	32,715,863	28,694,398	27,904,847	29,486,766	33,625,049	195,711,690	2,399,252,995	2,594,964,685
– Financing service fee receivables	650,524	821,076	926,548	—	—	—	2,398,148	41,642,056	44,040,204
	43,935,291	33,536,939	29,620,946	27,904,847	29,486,766	33,625,049	198,109,838	2,440,895,051	2,639,004,889

As of December 31, 2021, all loans which are past due 90 days or more are nonaccrual.

As of December 31, 2022, loan principal and financing service fee receivables were RMB nil.

4.4 Movements of allowance for loan principal and financing service fee receivables are as follows:

	As of December 31,
	2021			2022
		Financing			Financing
		service fee			service fee
	Loan principal	receivables	Total	Loan principal	receivables	Total
	RMB	RMB	RMB	RMB	RMB	RMB	US$
Balance at the beginning of the year	837,075,499	12,159,437	849,234,936	263,685,104	3,354,004	267,039,108	38,717,031
Additions/ (reverse)	(186,372,132)	(8,805,433)	(195,177,565)	(206,042,627)	(3,354,004)	(209,396,631)	(30,359,658)
Charge-offs	(387,018,263)	—	(387,018,263)	(57,642,477)	—	(57,642,477)	(8,357,373)
Balance at the end of the year	263,685,104	3,354,004	267,039,108	—	—	—	—
Evaluated for impairment on a portfolio basis	263,685,104	3,354,004	267,039,108	—	—	—	—

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

5. Finance lease receivables

5.1 Finance lease receivables consist of the following:

	As of December 31,
	2021	2022
	RMB	RMB	US$
Gross investment in finance lease receivables	38,290,695	1,414,453	205,076
Less: unearned income	(1,287,015)	(11,866)	(1,720)
Net investment in finance lease receivables	37,003,680	1,402,587	203,356
Less: allowance for finance lease receivables	(5,142,488)	(21,496)	(3,117)
Finance lease receivables, net	31,861,192	1,381,091	200,239

5.2 The following table presents nonaccrual finance lease receivables as of December 31, 2021 and 2022.

	As of December 31,
	2021	2022
	RMB	RMB	US$
Nonaccrual finance lease receivables	567,406	15,143	2,196
Less: allowance for nonaccrual financial lease receivables	(114,169)	(3,110)	(451)
Nonaccrual finance lease receivables, net	453,237	12,033	1,745

5.3 The following table presents the aging of past-due finance lease receivables as of December 31, 2021:

	1-30	31-60	61-90	90-120	120-150	150-180	Total past
	days	days	days	days	days	days	due	Current	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Finance lease receivables	2,155,618	169,237	317,440	97,182	242,872	227,352	3,209,701	33,793,979	37,003,680

The following table presents the aging of past-due finance lease receivables as of December 31, 2022:

	1-30	31-60	61-90	90-120	120-150	150-180	Total past
	days	days	days	days	days	days	due	Current	Total	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$
Finance lease receivables	78,279	29,943	9,352	—	3,920	11,223	132,717	1,269,870	1,402,587	203,356

As of December 31, 2021 and 2022, all finance lease receivables which are past due 90 days or more are nonaccrual.

5.4 The following table presents the future minimum lease payments to be received:

	Less than 1 year	1 – 2 years	2 – 3 years	3 – 4 years	Total
	RMB	RMB	RMB	RMB	RMB
As of December 31, 2021
Finance lease receivables	37,626,031	664,664	—	—	38,290,695

	Less than 1 year	1 – 2 years	2 – 3 years	3 – 4 years	Total
	RMB	RMB	RMB	RMB	RMB
As of December 31, 2022
Finance lease receivables	1,414,453	—	—	—	1,414,453

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

5. Finance lease receivables - continued

	Less than 1 year	1 – 2 years	2 – 3 years	3 – 4 years	Total
	US$	US$	US$	US$	US$
As of December 31, 2022
Finance lease receivables	205,076	—	—	—	205,076

5.5 Movements of allowance for finance lease receivables for the years ended December 31, 2021 and 2022 are as follows:

	As of December 31,
	2021	2022
	RMB	RMB	US$
Balance at the beginning of the year	24,549,329	5,142,488	745,591
Reverse	(16,452,740)	(5,086,116)	(737,418)
Charge-offs	(2,954,101)	(34,876)	(5,056)
Balance at the end of the year	5,142,488	21,496	3,117
Evaluated for impairment on a portfolio basis	5,142,488	21,496	3,117

6. Other current assets

Other current assets consist of the following:

		As of December 31,
		2021	2022
		RMB	RMB	US$
Prepaid expenses		36,116,886	15,108,499	2,190,526
Inventory	6.1	15,212,282	116,711,168	16,921,529
Deposits in trust protection fund	6.2	82,872,000	13,501,146	1,957,482
Guarantee deposits held by Funding Partners		63,977,048	1,690,507	245,100
Receivables from third party payment service providers	6.3	456,492,520	3,415,532	495,206
Receivables from Funding Partners and other service providers		270,647,297	34,738,492	5,036,608
Other account receivables		34,157,040	23,837,329	3,456,088
Receivable from broker for derivative collateral	6.4	619,332,499	834,038,316	120,924,189
Deposit prepayment	6.4	10,405,181	676,742,849	98,118,490
Receivables from trust companies	6.5	—	293,543,842	42,559,857
Others	6.6	211,328,986	349,113,346	50,616,676
Total		1,800,541,739	2,362,441,026	342,521,751
Less: Allowance for other current assets		(201,242,068)	(256,349,242)	(37,167,147)
		1,599,299,671	2,106,091,784	305,354,604

6.1

The Company’s inventory mainly consists of products and packing materials to be sold in ready-to-cook meal business. In 2022, the Company had purchased a large number of ingredients to support the development of the ready-to-cook meal business. Due to poor market response, this business had been wound down and the Company had recognized an impairment charge of RMB 74 million for the year ended December 31, 2022 for the inventory not expected to be sold.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

6. Other current assets - continued

6.2

According to the relevant PRC regulations, the consolidated trusts are required to deposit 1% of the trusts’ capital to the trust protection fund, which will be released when the trusts are liquidated.

6.3

The Company has accounts with third-party payment service providers mainly to grant and collect loans. The balance of receivables from third-party payment service providers is unrestricted as to withdrawal and use and readily available to the Company on demand.

6.4

Receivable from broker for derivative collateral is cash collateral pledged by the Company into the accounts of securities companies for its total return swap contracts. Deposit prepayment is the collateral prepaid to securities companies for new contracts to be entered into in the future.

6.5	Receivables from trust companies are the funds to be distributed back by the trust companies due to the liquidation of the trust plans.
6.6

Others include borrowings to third-party individuals of RMB 92 million as of December 31, 2022. Maturity dates of these borrowings range from February 2, 2023 to December 1, 2023, and the interest rates range from 4.00% to 5.50%. The borrowings are partially secured by certain financial and real estate assets.

Other receivables as referred to in the “Fair value measurements of financial instruments” accounting policy consist of deposits in trust protection fund, guarantee deposits held by Funding Partners, receivables from third party payment service providers, accounts receivables and others.

Allowance for other current assets consists of the following:

	As of December 31,
	2021	2022
	RMB	RMB	US$
Balance at the beginning of the year	160,745,160	201,242,068	29,177,357
Additions	59,901,259	72,112,392	10,455,314
Charge-offs	(19,404,351)	(17,005,218)	(2,465,524)
Balance at the end of the year	201,242,068	256,349,242	37,167,147

7. Leases

Sales-type leases

Sales-type lease income recognized consists of the following:

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Financing income	45,993,173	5,502,703	337,355	48,912

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

7. Lease - continued

Operating lease arrangements

The Company leases certain office premises, educational service activity centers and regional processing centers under non-cancelable leases, and an operating lease arrangement with the local government of Xiamen for land. Lease costs under operating leases for the years ended December 31, 2020, 2021 and 2022 were RMB 33,525,924, RMB 80,884,049 and RMB 56,019,089 (US$ 8,122,004), respectively.

Future minimum lease payments under non-cancelable operating lease agreements consist of the following as of December 31, 2021 and 2022:

	As of December 31,
	2021	2022
	RMB	RMB	US$
1 year (Including 1 year)	40,321,257	7,217,720	1,046,471
1 year to 2 years (Including 2 years)	28,953,101	418,138	60,624
2 years to 3 years (Including 3 years)	27,307,080	33,840	4,906
3 years to 4 years (Including 4 years)	26,593,652	1,151	167
4 years to 5 years (Including 5 years)	22,452,011	—	—
Over 5 years	108,101,711	—	—
Total lease payments	253,728,812	7,670,849	1,112,168
Less: imputed interest	47,458,135	933,684	135,371
Present value of lease liabilities	206,270,677	6,737,165	976,797

The Company’s operating lease commitments have no renewal options, rent escalation clauses and restriction or contingent rents as of December 31, 2020, 2021 and 2022. The weighted average discount rate as of December 31,2021 and 2022 is 4.01%, and 3.08%, respectively. The weighted average remaining lease term as of December 31, 2021 and 2022 is 103 months and 11 months, respectively. Lease payments of over 5 years were reduced from RMB 108,101,711 to RMB nil as of December 31, 2022 due to the early termination of lease contracts for educational services.

Supplemental lease cash flow disclosures

	For the years ended December 31,
	2021	2022
	RMB	RMB	US$
Cash payments for operating leases	72,086,693	49,405,583	7,163,136
Operating ROU assets released in exchange for operating lease liabilities	352,298,094	543,534,687	78,805,122
Operating ROU assets obtained in exchange for new operating lease liabilities	522,578,298	375,303,436	54,413,883

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

8. Investment in equity method investee

The Company subscribed for 3.02% to 99.99% of the registered capital of four limited partnerships for RMB 56  million and RMB 88 million as of December 31, 2021 and 2022. The carrying amounts of all investments in equity method investee were RMB 86 million and RMB 133 million (US$ 19 million) as of December 31, 2021 and 2022, respectively.

On June 3, 2020, the Company agreed to acquire up to 10,204,082 Class A ordinary shares of Secoo Holding Limited for a price of US$ 9.80 per Class A ordinary share. The total aggregate purchase price was US$ 100 million. Secoo Holding Limited operates an integrated online and offline platform that sells high-end lifestyle products and services and its American depositary shares (“ADS”) are listed on the NASDAQ under the code “SECO”. Two ADS represents one Class A ordinary share. The transaction was closed on June 17, 2020. The Company determined that it had significant influence of SECO. The aggregate Class A ordinary shares purchased by the Company represented 28.89% of the total ordinary shares, and the Company’s Vice President, Ms. Qi Zhu, was appointed to SECO’s Board. The Company elected to measure SECO at fair value. The Company ceases equity method accounting for SECO as the Company represents less than 20% voting share and Qi Zhu resigned from the post of director as of December 28, 2021. SECO is accounted for as long-term investment measured at fair value as of December 31, 2021. Changes in fair value of RMB 366,344,810 and RMB 251,634,432 were recorded in the consolidated statement of comprehensive income/(loss) for the year ended December 31, 2020 and for the period from January 1, 2021 to December 28, 2021, respectively.

9. Long-term investments

The balance of long-term investments was RMB 286 million and RMB 217 million (US$ 31 million) as of December 31, 2021 and 2022, respectively. There were no observable price changes for all equity investments in 2022 except for SECO. Impairment charges recognized on equity investment without readily determinable fair value were RMB nil, RMB 219 million, RMB 27 million (US$ 4 million) for the years ended December 31, 2020, 2021 and 2022, respectively.

In 2019, the Company invested RMB 185 million for a 9.24% equity interest in Beijing Changba Technology Co., Ltd. (“Changba”), and the percentage of equity interest changed to 9.02% in 2020. There was no observable price change for Changba in 2020. In 2021, the Company identified an observable price change in an orderly transaction for an identical investment of the same issuer and recognized an unrealized gain of RMB 182 million (US$ 29 million). As of December 31, 2021, the Company identified certain impairment indicators related to the investment and recognized an impairment charge of RMB 195  million for this investment. Net unrealized loss recognized during 2021 for Changba is RMB 13 million (US$ 2 million) and the fair value of Changba was RMB 172 million (US$ 27 million) as of December 31, 2021.

In 2022, the Company identified significant cumulative loss for some equity investments accounted for using the measurement alternative. The Company used unobservable inputs in the valuation methodologies to determine the fair value such as comparable companies’ multiples and discount for lack-of-marketability, and recognized an impairment loss of RMB 27 million (US$4 million) for the year ended December 31, 2022.

The Company ceases equity method accounting for SECO and accounted for it as a long-term investment measured at fair value through profit or loss upon transfer of investment category in 2021. Changes in fair value of RMB 12 million (US$ 2 million) were recorded in the consolidated statement of comprehensive income/(loss) for the period from December 28 to December 31, 2021. The fair value of SECO was RMB 62 million and RMB 26 million (US$ 4 million) as of December 31, 2021 and 2022 based on the last quoted share price, respectively.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

10. Property and equipment, net

	As of December 31,
	2021	2022
	RMB	RMB	US$
Construction in progress	660,788,221	767,221,882	111,236,717
Leasehold improvements	169,217,493	28,943,095	4,196,354
Office and electronic equipment	9,856,959	9,965,437	1,444,853
Motor vehicles	10,204,623	10,572,823	1,532,915
Property and equipment, gross	850,067,296	816,703,237	118,410,839
Less accumulated depreciation	43,829,381	39,204,870	5,684,172
Less allowance	147,137,267	3,612,025	523,694
Property and equipment, net	659,100,648	773,886,342	112,202,973

Depreciation expense, for the years ended December 31, 2020, 2021 and 2022, was RMB 9 million, RMB 18 million and RMB 6 million (US$ 1 million), respectively.

For the years ended December 31, 2020, 2021 and 2022, the interest cost incurred and capitalized was RMB 3 million, RMB 7 million and RMB 7 million (US$ 1 million), respectively.

For the years ended December 31, 2021 and 2022, the Company had respectively recorded a charge of RMB 42,544,996 and RMB 158,713,927 of leasehold improvements, and RMB 104,592,271 and RMB nil of construction in progress in the consolidated statement of comprehensive income/(loss). According to the changes of the Company’s plan and executive management team that occurred during 2022, the Company has closed all of the educational service activity centers. Thus the Company has written off RMB 201,258,922 of leasehold improvements and RMB 104,592,271 of construction in progress in connection with educational service.

Due to the termination of educational services and the wind-down of the ready-to-cook meal business, the Company disposed of equipment in 2022. As of December 31, 2021 and 2022, the carrying amounts of the disposed property and equipment were RMB 405,376 and RMB 9,611,937 (US$ 1,393,600), respectively. the loss from disposal of property and equipment was RMB 256,289 and RMB 8,227,046 (US$1,192,810) for the years ended December 31, 2021 and 2022, respectively.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

11. Short-term and long-term borrowings

In November 2019, the Company entered into a revolving credit facility with several banks. The credit facility enables the Company to borrow RMB1,200 million to be used for the construction of the Company’s office building and innovation center. The credit facility expires in eight years and is guaranteed by Xinjiang Qudian Technology Co., Ltd. and Qufenqi (Ganzhou) Information Technology Co., Ltd. and collateralized by the land lease right of use asset which has a carrying amount of RMB 95.65 million (US$ 13.87 million) as of December 31, 2022. Drawdowns from the credit facility will incur interest at a rate equal to the Loan Prime Rate (“LPR”). The Company is required to comply with certain financial covenants, which had been met as of December, 31, 2022. As of December 31, 2021 and 2022, the aggregate amounts of unused lines of credit for such long-term loan were RMB 1,055 and RMB 1,055 million (US$ 153 million), respectively.

11.1 Short-term borrowings

The following table presents short-term borrowings from banks mentioned above as of December 31, 2021 and 2022:

			As of December 31,
	Floating annual rate (%)	Term*	2021	2022
			RMB	RMB	US$
Banks	LPR	4 to 10 months	—	29,062,344	4,213,644
*	All short-term borrowings are current portion of borrowings greater than 1 year.

The weighted average interest rate for the outstanding borrowings was approximately 4.75% as of December 31, 2022.

11.2 Long-term borrowings

The following table presents long-term borrowings from banks mentioned above as of December 31,2021 and 2022:

			As of December 31,
	Floating annual rate (%)	Term	2021	2022
			RMB	RMB	US$
Banks	LPR	16 to 58 months	145,311,721	116,249,377	16,854,575

The weighted average interest rate for the outstanding borrowings was approximately 4.95% and 4.75% as of December 31, 2021 and 2022, respectively.

The following table sets forth the contractual obligations which has not included the impact of discount of time value as of December 31, 2021 and 2022:

	Less than 1 year	1 – 2 years	2 – 3 years	3 – 4 years	4 – 5 years	Greater than 5 years	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
As of December 31, 2021
Long-term borrowings and interest payables (RMB)	7,185,665	35,588,502	34,186,806	32,733,923	31,296,790	29,859,658	170,851,344
As of December 31, 2022
Long-term borrowings and interest payables (RMB)	6,262,209	33,979,547	32,585,427	31,206,419	29,827,410	—	133,861,012
Long-term borrowings and interest payables (US$)	907,935	4,926,571	4,724,443	4,524,505	4,324,568	—	19,408,022

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

12. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2021	2022
	RMB	RMB	US$
Accrued payroll	16,843,567	1,030,216	149,369
Tax payables	155,211,471	47,276,768	6,854,487
Payable to suppliers	32,100,134	52,627,693	7,630,298
Payable to external service providers	77,657,212	55,247,794	8,010,177
Payable to funding partner	22,694,769	84,635,053	12,270,929
Business deposits	8,828,980	7,959,080	1,153,958
Others	63,531,681	46,898,371	6,799,623
	376,867,814	295,674,975	42,868,841

13. Guarantee liabilities and risk assurance liabilities

13.1 Guarantee liabilities

The movements of guarantee liabilities are as follows:

	As of December 31,
	2021	2022
	RMB	RMB	US$
Balance at beginning of the year	11,697,633	885,303	128,357
Fair value of guarantee liabilities upon the inception of new loans	5,604,145	—	—
Collections	36,593,107	36,235,652	5,253,675
Change in fair value of guarantee liabilities	(53,009,582)	(37,120,955)	(5,382,032)
Balance at end of the year	885,303	—	—

As of December 31, 2021 and 2022, the maximum potential undiscounted future payment the Company would be required to make was RMB 37 million and RMB nil (US$ nil), respectively.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

13. Guarantee liabilities and risk assurance liabilities - continued

13.2 Risk assurance liabilities

The movements of risk assurance liabilities are as follows:

	As of December 31,
	2021			2022
	Contingent	Non-contingent	Total	Contingent	Non-contingent	Total
	RMB	RMB	RMB	RMB	RMB	RMB	US$
Balance at the beginning of the year	15,766,928	3,934,761	19,701,689	—	—	—	—
Recognized as guarantee income	—	(3,934,761)	(3,934,761)	—	—	—	—
Collections	132,825,675	—	132,825,675	66,870,069	—	66,870,069	9,695,249
Change in fair value of risk assurance liabilities	(148,592,603)	—	(148,592,603)	(66,870,069)	—	(66,870,069)	(9,695,249)
Balance at end of the year	—	—	—	—	—	—	—

As of December 31, 2021 and 2022, the maximum potential undiscounted future payment that the Company would be required to make was RMB nil. The risk assurance liability has expired as of December 31, 2021.

14. Convertible senior notes

On July 1, 2019, the Company issued US$300 million convertible senior notes (the “Notes”) to several initial purchasers and an additional US$45 million principal amount of the Notes pursuant to the initial purchaser’s option to purchase additional Notes. The Notes are senior, unsecured obligations of the Company, and interest is payable semi-annually in cash at a rate of 1.00% per annum on July 1 and January 1 of each year, beginning on January 1, 2020. The Notes will mature on July 1, 2026 unless repurchased, converted, or redeemed earlier prior to such date.

The net proceeds from the issuance of the Notes were US$334 million (equivalent to RMB 2,290 million at the exchange rates in July 1, 2019), after deducting underwriting discounts and offering expenses of US$11 million (equivalent to RMB 73 million at the exchange rates on July 1, 2019) from the initial proceeds of US$345 million. The underwriting discounts and offering expenses are amortized at an effective interest rate of 2.07% to accrete the discounted carrying value of the Notes to their face value on July 1, 2022, the repurchase date of the Notes.

In 2021 and 2022, the Company repurchased Notes with a principal amount of RMB 133 million and RMB 701 million (US$102 million), with an amortized cost of RMB 131 million and RMB 699 million (US$101 million), for a total cash consideration of RMB 119 million and RMB 689 million (US$100 million), respectively. As a result, the Company recognized a net gain of RMB 12 million and RMB 10 million (US$1 million) from the repurchase that is recorded as interest and investment income, net in the consolidated statements of comprehensive income/(loss). The Company has repurchased all the Notes on July 1, 2022.

As of December 31, 2021 and 2022, the gross carrying amount of the Notes was RMB 685 million and RMB nil (US$ nil), net against unamortized debt discount and offering expenses were RMB 4 million and RMB nil (US$ nil), respectively. The net carrying amount of the liability was RMB 681 million and RMB nil (US$ nil), respectively.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

15. Cost of other revenues

Cost of other revenues consists of the following:

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Interest expenses of borrowings	15,240,283	—	—	—
Other costs*	202,030,929	220,193,581	56,202,270	8,148,563
	217,271,212	220,193,581	56,202,270	8,148,563
*	Other costs include commission expenses, salaries and cost of educational services.

16. Expected credit loss/(reversal) for receivables and other assets

Expected credit loss/(reversal) for receivables and other assets consists of the following:

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Expected credit loss/(reversal) for loan principal and financing service fee receivables	1,434,446,417	(195,177,565)	(209,396,631)	(30,359,658)
Reversal for finance lease receivables	(29,287,359)	(16,452,740)	(5,086,116)	(737,418)
Reversal for contract assets	(3,089,153)	(87,784)	(31,168)	(4,519)
Expected credit loss/(reversal) for other current assets	219,292,278	59,901,259	(8,061,187)	(1,168,762)
Expected credit loss for other non-current assets	—	—	1,453,719	210,770
	1,621,362,182	(151,816,830)	(221,121,383)	(32,059,587)

17.1 Interest and investment income, net

Interest and investment income, net consists of the following:

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Unrealized investment income/(loss) of short-term investments	45,478,742	17,213,203	(41,288,248)	(5,986,233)
Realized investment income of short-term investments	35,892,481	113,179,422	159,629,366	23,144,083
Unrealized investment loss of long-term investments	—	(24,635,329)	(58,356,978)	(8,460,966)
Realized investment income/(loss) of long-term investments	4,472,410	—	(8,550,287)	(1,239,675)
Interest income	27,405,264	27,634,511	54,793,874	7,944,365
Income from the repurchase of convertible senior notes	622,109,001	12,046,522	10,028,456	1,453,989
Interest expense of convertible senior notes	(27,107,232)	(15,982,460)	(3,439,972)	(498,749)
	708,250,666	129,455,869	112,816,211	16,356,814

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

17.2 Gain/(loss) on derivative instruments

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Unrealized investment income/(loss) of derivative instruments	—	17,375,517	(180,503,919)	(26,170,608)
Realized investment income of derivative instruments	—	—	110,083,438	15,960,598
	—	17,375,517	(70,420,481)	(10,210,010)

18. Income taxes

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

Hong Kong

Qudian HK, Qufenqi HK, Qu Plus HK, Qu Plus Plus (HK) Limited, WLM Kids HK, Qudian Fresh (HK) Limited, Qudian Cuisine (HK) Limited, Qudian Daily Food (HK) Limited and Qudian Chief (HK) Limited are incorporated in Hong Kong and are subject to Hong Kong profits tax of 16.5% on their activities conducted in Hong Kong.

PRC

The Company’s subsidiaries, VIEs and subsidiaries of the VIEs domiciled in the PRC are subject to the statutory rate of 25%, in accordance with the Enterprise Income Tax law (the ‘‘EIT Law’’), which was effective since January 1, 2008 except for the following entities eligible for preferential tax rates.

Xiamen Qudian Technology Co., Ltd. was qualified as High and New Technology Enterprise and was subject to a preferential statutory tax rate of 15% for three years in 2020 and 2021.

Dividends, interest, rent or royalties payable by the Company’s PRC subsidiaries, to non-PRC resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% withholding tax, unless the respective non-PRC resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

18. Income taxes - continued

The current and deferred components of income tax expenses which were substantially attributable to the Company’s PRC subsidiaries, VIEs and subsidiaries of the VIEs, are as follows:

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Current income tax expenses	129,397,492	135,188,353	71,567,448	10,376,305
Deferred income tax expenses	132,582,100	125,293,714	20,860,679	3,024,514
Total income tax expenses	261,979,592	260,482,067	92,428,127	13,400,819

The principal components of the deferred tax assets and liabilities are as follows:

	As of December 31,
	2021	2022
	RMB	RMB	US$
Non-current deferred tax assets
Allowance for loan principal and financing service fee receivables	391,551,056	18,465,206	2,677,203
Allowance for finance lease receivable	10,216,523	8,944,994	1,296,902
Allowance for other current assets	66,008,093	53,566,319	7,766,386
Impairment loss from long-lived assets	39,083,895	22,131,541	3,208,773
Guarantee liabilities	186,637,271	100,082,625	14,510,617
Risk assurance liabilities	56,287,963	—	—
Share-based compensation	33,776,437	35,798,102	5,190,237
Fair value change on investments	2,691,614	67,969,700	9,854,680
Fair value change on financial assets	8,201,268	34,319,462	4,975,854
Lease liabilities	51,560,367	1,675,482	242,922
Advertising cost	1,787,054	35,811,815	5,192,225
Uncollected revenue	—	4,501,793	652,699
Outside basis difference	—	44,907,609	6,510,991
Net operating loss carry forwards	272,561,783	746,950,201	108,297,599
Less: valuation allowance	(838,371,909)	(1,100,270,879)	(159,524,282)
Total non-current deferred tax assets net of valuation allowance	281,991,415	74,853,970	10,852,806
Net non-current deferred tax assets	87,285,917	—	—
Non-current deferred tax liabilities
Right-of-use assets	(52,117,255)	(1,864,922)	(270,388)
Fair value change on financial assets	(3,629,878)	(63,732,300)	(9,240,315)
Unallocated revenue	(207,501,495)	(11,374,640)	(1,649,168)
Total non-current deferred tax liabilities	(263,248,628)	(76,971,862)	(11,159,871)
Net non-current deferred tax liabilities	(68,543,130)	(2,117,892)	(307,065)

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

18. Income taxes - continued

The Company operates through its subsidiaries, VIEs and subsidiaries of the VIEs and valuation allowance is considered on an individual entity basis. The Company recorded full valuation allowance against deferred tax assets of those entities that were in a three-year cumulative financial loss and/or are not forecasting profits in the near future as of December 31, 2021 and 2022. In making such determination, the Company also evaluated a variety of factors including the Company’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

As of December 31, 2021 and 2022, the Company had net operation loss of RMB 1,098,237,738 and RMB 3,024,134,001 (US$ 438,458,215), respectively, from its PRC and Hong Kong subsidiaries, which can be carried forward to offset future taxable income. The PRC subsidiaries’ net operating losses will expire from years 2023 to 2027 if not utilized. Net operating losses from Hong Kong subsidiaries can be carried forward with no expiration date.

Reconciliation between the income taxes expense computed by applying the PRC statutory tax rate to profit/(loss) before income taxes and the actual provision for income taxes is as follows:

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Profit/(loss) before income tax	1,220,798,253	846,409,045	(269,623,829)	(39,091,780)
PRC statutory income tax rate	25%	25%	25%	25%
Income tax at statutory tax rate	305,199,563	211,602,261	(67,405,957)	(9,772,945)
Effect of different tax rates	(272,361,568)	(60,256,708)	12,944,788	1,876,818
Tax exempted income	(350,121)	—	—	—
Outside basis difference	—	—	(109,594,486)	(15,889,707)
Expenses not deductible for tax purposes	73,694,299	62,168,979	12,666,674	1,836,495
Adjustment on current income tax of the previous periods	24,502,181	8,525,032	(18,081,862)	(2,621,623)
Deferred only adjustment	—	26,769,243	—	—
Research and development super-deduction	(20,606,639)	(19,928,755)	—	—
Tax rate change	(157,679,128)	(105,024,051)	—	—
Changes in valuation allowance	309,581,005	136,626,066	261,898,970	37,971,781
Income tax expenses	261,979,592	260,482,067	92,428,127	13,400,819

As of December 31, 2022, the Company intends to permanently reinvest the undistributed earnings from foreign subsidiaries to fund future operations. As of December 31, 2022, the total amount of undistributed earnings from its PRC subsidiaries as well as VIEs is RMB 12,481 million (US$ 1,810 million). The amount of unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries is not determined because such a determination is not practicable.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

18. Income taxes - continued

Unrecognized Tax Benefit

As of December 31, 2021 and 2022, the Company recorded an unrecognized tax benefit of RMB 2,588,962 and RMB nil (US$ nil) respectively, of which RMB 2,588,962 and RMB nil (US$ nil) are presented on a net basis against the deferred tax assets related to tax loss carry forwards on the consolidated balance sheets. It is possible that the amount of uncertain tax position will change in the next twelve months; however, an estimate of the range of the possible outcomes cannot be made at this moment. As of December 31, 2022, unrecognized tax benefits of RMB nil (US$ nil), if ultimately recognized, will impact the effective tax rate. A reconciliation of the beginning and ending amount of unrecognized tax benefit was as follows:

	For the years ended December 31,
	2021	2022
	RMB	RMB	US$
Balance at beginning of the year	—	2,588,962	375,364
Additions	2,588,962	—	—
Decreases	—	(2,588,962)	(375,364)
Balance at end of the year	2,588,962	—	—

As of December 31, 2021 and 2022, the Company did not record any interest expense and penalty accrued in relation to the unrecognized tax benefit in income tax expense.

In general, the PRC tax authority has up to five years to conduct examinations of the Company’s tax filings. Accordingly, as of December 31, 2022, the tax years ended December 31, 2017 through the period ended as of December 31, 2022 reporting date for the Company’s PRC subsidiaries remain open to examination by the PRC tax authorities. For the non-PRC entities, the tax years ended December 31, 2016 through period ended December 31, 2022 remain open to examination by tax authorities.

19. Earnings/(loss) per share

The following table sets forth the computation of basic earnings/(loss) per share for the years ended December 31, 2020, 2021 and 2022:

	For the years ended December 31,
	2020		2021		2022
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
	Class A	Class B	Class A	Class B	Class A	Class A	Class B	Class B
Earnings/(loss) per share – basic:
Numerator:
Allocation of net income/(loss) attributable to Qudian Inc. for basic computation	718,824,602	239,994,059	441,499,980	147,574,098	(268,552,622)	(38,936,470)	(93,411,501)	(13,543,395)
Millions of Shares (denominator):
Weighted average number of ordinary share outstanding – basic	190.17	63.49	189.95	63.49	182.53	182.53	63.49	63.49
Denominator used for basic earnings per share	190.17	63.49	189.95	63.49	182.53	182.53	63.49	63.49
Earnings/(loss) per share – basic	3.78	3.78	2.32	2.32	(1.47)	(0.21)	(1.47)	(0.21)

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

19. Earnings/(Loss) per share - continued

The following table sets forth the computation of diluted earnings/(loss) per share for the years ended December 31, 2020, 2021 and 2022:

	For the years ended December 31,
	2020		2021		2022
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
	Class A	Class B	Class A	Class B	Class A	Class A	Class B	Class B
Earnings/(loss) per share – diluted:
Numerator:
Interest charges applicable to the Convertible Senior Notes	20,833,583	6,273,649	12,171,824	3,810,636	—	—	—	—
Allocation of net income/(loss) attributable to Qudian Inc. for diluted computation	736,911,399	221,907,262	448,623,440	140,450,638	(268,552,622)	(38,936,470)	(93,411,501)	(13,543,395)
Reallocation of net income/(loss) attributable to Qudian Inc. as a result of conversion of Class B to Class A shares	228,180,911	—	144,261,274	—	(93,411,501)	(13,543,395)	—	—
Allocation of net income/(loss) attributable to Qudian Inc	985,925,893	228,180,911	605,056,538	144,261,274	(361,964,123)	(52,479,865)	(93,411,501)	(13,543,395)
Millions of Shares (denominator):
Weighted average number of ordinary share outstanding – basic	190.17	63.49	189.95	63.49	182.53	182.53	63.49	63.49
Conversion of Class B to Class A ordinary shares	63.49	—	63.49	—	63.49	63.49	—	—
Conversion of the Convertible Senior Notes to Class A ordinary share	20.67	—	12.85	—	—	—	—	—
Denominator used for diluted earnings per share	274.33	63.49	266.29	63.49	246.02	246.02	63.49	63.49
Earnings/(loss) per share – diluted	3.59	3.59	2.27	2.27	(1.47)	(0.21)	(1.47)	(0.21)

The following table sets forth the computation of basic and diluted earnings per ADS for the years ended December 31, 2020, 2021 and 2022:

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	Class A	Class A	Class A	Class A
Earnings/(loss) per share – ADS:
Denominator used for earnings per ADS – basic	181.84	46.74	182.53	182.53
Denominator used for earnings per ADS – diluted	196.67	49.11	182.53	182.53
Earnings/(loss) per ADS – basic	3.78	2.32	(1.47)	(0.21)
Earnings/(loss) per ADS – diluted	3.59	2.27	(1.47)	(0.21)

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

20. Fair value measurements

Assets and liabilities disclosed at fair value

The cash and cash equivalents, restricted cash, short-term investments and time deposit are classified as Level 1 because their carrying values are the same as fair values using quoted market price. The Company’s other financial instruments included account receivables, short-term borrowing and certain amount of accrued expense and other liabilities as well as prepaid expense and other current asset. The carrying values of these financial instruments approximate to their fair values due to their short-term maturities and are classified within Level 3.

Assets measured at fair value on a nonrecurring basis

The Company measures its property and equipment, intangible assets and equity method investment at fair value on a nonrecurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable.

The Company also measures equity investments without readily determinable fair values on a nonrecurring basis. The non-recurring fair value measurements to the carrying amount of such investments usually require management to estimate a price adjustment for the different rights and obligations between a similar instrument of the same issuer from an observable price change in an orderly transaction and the investment held by the Company. These non-recurring fair value measurements were measured as of the observable transaction dates. The valuation methodologies involved require management to use the observable transaction price at the transaction date (level 2). When there is impairment of equity securities accounted for under the measurement alternative, the non-recurring fair value measurements are measured at the date of impairment. Estimating the fair value of investees is highly judgmental due to the subjectivity of the unobservable inputs (level 3) used in the valuation methodologies used to determine fair value. The Company uses valuation methodology under the market approach which requires management to use unobservable inputs (level 3) such as selection of comparable companies and their multiples, and discount for lack of marketability.

As of December 31, 2021 and 2022, the Company measured long-term investments at fair value on a nonrecurring basis using valuation methodology under the market approach. In 2021, the significant unobservable inputs (level 3) include enterprise value to revenue multiple which was determined based on the median of selected comparable companies ranging from 2.5 times to 3.8 times, and the discount for lack of marketability which was estimated ranging from 30% to 33%. The fair value of the long-term investment was RMB 172 million (US$ 27 million) as of December 31, 2021. In 2022, the significant unobservable inputs (level 3) include enterprise value to revenue multiple which was determined based on the median of selected comparable companies ranging from 1.3 times to 2.1 times, and the discount for lack of marketability which was estimated at 30%. The fair value of the long-term investments was RMB 4 million (US$ 1 million) as of December 31, 2022.

The fair value information is sensitive to changes in the unobservable inputs used to determine fair value and such changes could result in the fair value at the reporting date to be different from the fair value presented. When the Company’s assessment indicates that an impairment exists, the Company writes down the investment to its fair value.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

20. Fair value measurements - continued

Assets and liabilities measured at fair value on a recurring basis

The Company measured its short-term investments, long-term investments with readily determinable fair values, derivative instruments, convertible senior notes and guarantee liabilities at fair value on a recurring basis. The Company measures its short-term investments at fair value using the redemption price of wealth management products (level 1) daily or net value (level 2) on a regular basis published by the banks or trust companies, quoted prices of marketable equity securities (level 1) and negotiable certificate of deposit in active markets (level 1). As the Company’s guarantee liabilities are not traded in an active market with readily observable prices, the Company uses significant unobservable inputs to measure the fair value of guarantee liabilities. Guarantee liabilities are categorized in the Level 3 valuation hierarchy based on the significance of unobservable factors in the overall fair value measurement. The Company did not transfer any assets or liabilities in or out of level 3 during the years ended December 31, 2021 and 2022. The Company carries the convertible senior notes at face value less unamortized debt discount and issuance costs on its consolidated balance sheets and presents the fair value for disclosure purposes only. The fair value of the convertible senior notes is classified as Level 2 fair value measurements based on dealer quotes. For further information on the convertible senior notes, see Note 14.

The following table summarizes the Company’s financial assets and liabilities measured or disclosed at fair value on a recurring basis as of December 31, 2021 and 2022:

	As of December 31, 2021
	Active market	Observable	Non-observable
	(Level 1)	input (Level 2)	input (Level 3)	Total
	RMB	RMB	RMB	RMB
Assets:
Short-term investments	2,412,379,263	3,514,221,498	—	5,926,600,761
Long-term investments with readily determinable fair values	62,425,472	—	—	62,425,472
Derivative instruments	—	17,375,517	—	17,375,517
Liabilities:
Guarantee liabilities	—	—	885,303	885,303
Convertible senior notes	—	611,000,109	—	611,000,109

	As of December 31, 2022
	Active market	Observable	Non-observable
	(Level 1)	input (Level 2)	input (Level 3)	Total
	RMB	RMB	RMB	RMB
Assets:
Short-term investments	2,118,365,856	3,259,939,579	—	5,378,305,435
Long-term investments with readily determinable fair values	25,833,155	—	—	25,833,155
Liabilities:
Derivative instruments	—	163,128,402	—	163,128,402

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

20. Fair value measurements – continued

Assets and liabilities measured at fair value on a recurring basis - continued

	As of December 31, 2022
	Active market	Observable	Non-observable
	(Level 1)	input (Level 2)	input (Level 3)	Total
	US$	US$	US$	US$
Assets:
Short-term investments	307,134,179	472,646,810	—	779,780,989
Long-term investments with readily determinable fair values	3,745,455	—	—	3,745,455
Liabilities:
Derivative instruments	—	23,651,395	—	23,651,395

As of December 31, 2021, the discounted cash flow methodology is used to estimate the fair value of guarantee liabilities. The significant unobservable inputs used in the fair value measurement of guarantee liabilities include the discount rate and expected delinquency rates applied in the valuation models. These inputs in isolation can cause significant increases or decreases in fair value. Specifically, when a discounted cash flow model is used to determine fair value, the significant input used in the valuation model is the discount rate applied to present value the projected cash flows. Increases in the discount rate can significantly lower the fair value of guarantee liabilities; conversely a decrease in the discount rate can significantly increase the fair value of the guarantee liabilities. The discount rate is determined based on the market rates. Increase in the expected delinquency rates can significantly increase the fair value of guarantee liabilities; conversely a decrease in the expected delinquency rates can significantly decrease the fair value of guarantee liabilities.

Significant Unobservable Inputs

		Range of Inputs
		Weighted - Average
		As of December 31,
Financial Liabilities	Unobservable Input	2021	2022
Guarantee liabilities	Discount rates	6.04%	Not applicable
	Expected delinquency rates	18.77% - 19.70%	Not applicable

Refer to Note 13.1 for additional information about Level 3 guarantee liabilities measured at fair value on a recurring basis for the years ended December 31, 2021 and 2022.

21. Related party balances and transactions

Name of related parties	Relationship with the Company
Luo Min	Founder, chief executive officer and controlling shareholder of the Company
Key management and their immediate families	The Company’s key management and their immediate families

There were no significant related party transactions in 2020, 2021 and 2022.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

22. Share-based compensation

Stock options

On December 9, 2016, the Board of Directors of Qudian Inc. approved the 2016 Equity Incentive Plan (the “2016 Plan”). All the share options granted under the 2016 Plan were vested over 3 to 5 years. The 2016 Plan expires 10 years from the date of the grant. The Company reserved 1,000,000 shares for issuance under the 2016 Plan. The exercise price for such options is RMB 0.0006 (US$ 0.0001) per share.

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

The Company recognized compensation cost for the share options on a graded vesting basis. The total share-based compensation expenses recognized by the Company for the share option granted were RMB 45,633,820, RMB 35,344,620 and RMB 24,053,760 (US$ 3,487,467) for the years ended December 31, 2020, 2021 and 2022, respectively.

A summary of share option activities under the 2016 Plan for the years ended December 31, 2021 and 2022 is as follows:

				Weighted
				average
				remaining	Aggregated
		Weighted average	Weighted average	contractual	intrinsic
	Number of options	exercise price	grant date fair value	term Years	value
		RMB	RMB		RMB
Balance, December 31, 2019	12,055,912	—	19.87	8.18	578,275,151
Granted	878,125	—	14.51	—	—
Exercised	(797,463)	—	13.45	—	10,316,855
Forfeited	(1,066,563)	—	52.22	—	—
Balance, December 31, 2020	11,070,011	—	16.79	7.31	99,672,691
Exercised	(1,019,625)	—	13.60	—	13,879,913
Forfeited	(158,500)	—	28.96	—	—
Balance, December 31, 2021	9,891,886	—	16.92	6.30	61,139,618
Exercised	(357,600)	—	5.66	—	2,037,155
Forfeited	(72,500)	—	28.76	—	—
Balance, December 31, 2022	9,461,786	—	17.26	5.31	61,990,313
Vested and expected to vest as of December 31, 2022	9,287,789	—	33.26	5.31	60,850,345
Exercisable, December 31, 2022	8,499,473	—	33.19	5.13	55,685,575

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

22. Share-based compensation - continued

Stock options - continued

The aggregate intrinsic value in the table above represents the difference between the exercise price and the Company’s closing stock price on the last trading day in 2020, 2021 and 2022, respectively. The total intrinsic value of options exercised for the years ended December 31, 2020, 2021 and 2022 was RMB 10,723,410, RMB 13,862,597 and RMB 2,023,265 (US$ 293,346) respectively. The total fair value of shares vested during the years ended December 31, 2020, 2021 and 2022 was RMB 94,674,877, RMB 55,458,785 and RMB 50,943,916 (US$7,386,173), respectively.

As of December 31, 2022, the total unrecognized compensation expense relating to unvested share options was RMB 5,265,997 (US$ 763,498). The expense is expected to be recognized over a weighted-average period of 0.87 years.

For the years ended December 31, 2020, 2021 and 2022, the Company allocated share-based compensation expense as follows:

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Sales and marketing	1,912,318	1,726,837	527,537	76,486
General and administrative	40,894,564	29,684,217	21,102,104	3,059,517
Research and development	2,826,938	3,933,566	2,424,119	351,464
	45,633,820	35,344,620	24,053,760	3,487,467

23. Commitments and contingencies

Capital Commitments

The Company’s capital commitments relate primarily to commitments in connection with its plan to build an office building and innovation center. The total capital commitments contracted but not yet reflected in the financial statements as of December 31, 2021 and 2022 amounted to RMB 545,978,654 and RMB 596,929,756 (US$ 86,546,679) respectively. All of the commitments relating to the construction will be settled in installments.

24. Ordinary shares

The rights of the holders of Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights. Each share of Class A ordinary shares is entitled to one vote per share and is not convertible into Class B ordinary shares under any circumstances. Each share of Class B ordinary shares is entitled to ten votes per share and is convertible into one Class A ordinary share at any time by the holder thereof. Upon any transfer of Class B ordinary shares by the holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares would be automatically converted into a equal number of Class A ordinary shares.

25. Treasury shares

On January 16, 2020, the Board of Directors of the Company authorized to implement a share repurchase program to repurchase from time to time of up to US$400 million worth of ADSs, each representing one Class A ordinary share, par value $0.0001 per share, of the Company over a period of 24 months starting from April 2019.

In 2020, the Company repurchased an aggregate of 1,495,291 ADSs, representing 1,495,291 Class A ordinary shares, at an average price of $1.510 per ADS, for US$2,258,112 (RMB 15,528,092).

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

25. Treasury shares - continued

The amount of treasury shares as of December 31, 2020, 2021 and 2022 was 371,551,131, 346,320,584 and 486,954,953 shares, respectively.

On June 11, 2022, the Board of Directors of the Company authorized to implement a share repurchase program to repurchase from time to time of up to US$200 million worth of ADSs, each representing one Class A ordinary share, par value US$ 0.0001 per share, of the Company over a period of 24 months starting from July 2022.

As of December 31, 2022, the Company repurchased an aggregate of 105,309,388 ADSs, representing 105,309,388 Class A ordinary shares under the share repurchase program, at an average price of $5.654 per ADS, for US$ 595,447,163 (RMB 4,080,022,764). As of December 31, 2022, 71,645,824 shares were canceled, and 1,113,837 shares were used for exercise of share options. The remaining balance of treasury shares represents 32,549,727 Class A ordinary shares, at an average price of US$2.154 per ADS, for US$ 69,775,108 (RMB 481,582,245). These shares were recorded at their purchase cost on the consolidated balance sheets and have not been cancelled as of December 31, 2022.

26. Restricted net assets

The Company is a holding company with no material operations of its own and conducts the operations primarily through its PRC subsidiaries and the VIEs. As an offshore holding company, the Company is permitted under PRC laws and regulations to provide funding from the proceeds of its offshore fundraising activities to its PRC subsidiaries only through loans or capital contributions, and to its VIEs only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements.

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s subsidiaries, VIEs and subsidiaries of the VIEs incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The consolidated results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries. The Company has not previously declared or paid any cash dividend or dividend in kind, and has no plan to declare or pay any dividends in the near future.

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

26. Restricted net assets - continued

Under PRC regulations, the subsidiaries of the VIEs in the PRC with microloan license are required to provide a statutory reserve, which is appropriated from net income as reported in the Company’s statutory accounts. The Company is required to allocate 1.5% of its balance of loan principal to the statutory reserve. The statutory reserve can only be used for specific purposes and not distributable as cash dividends.

Under PRC regulations, the Company’s subsidiary in the PRC with a license to provide financing guarantee service is required to provide a statutory reserve, which is appropriated from net income as reported in the Company’s statutory accounts. The Company is required to allocate 10 % of its after tax profits to the statutory reserve. The statutory reserve can only be used for specific purposes and not distributable as cash dividends.

Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the Board of Directors of the subsidiaries. The PRC entities are also subject to similar statutory reserve requirements. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances or cash dividends.

Amounts restricted that include paid-in capital and statutory reserve funds, as determined pursuant to PRC GAAP, were RMB 5,314 million and RMB 4,345 million (US$ 630 million) as of December 31, 2021 and 2022, respectively.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

27. Condensed financial information of the parent company

The following is the condensed financial information of the Company on a parent company only basis.

Condensed balance sheets

	As of December 31,
	2021	2022
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	558,271,954	559,373,169	81,101,486
Short-term investments	200,238,180	217,937,726	31,598,000
Short-term amounts due from related parties	1,595,236,014	868,168,614	125,872,617
Total current assets	2,353,746,148	1,645,479,509	238,572,103
Non-current assets:	—	—	—
Investment in subsidiaries	769,404,888	635,715,140	92,170,031
Contractual interests in VIEs and VIEs’ subsidiaries	10,081,286,481	9,770,421,610	1,416,577,976
Total non-current assets	10,850,691,369	10,406,136,750	1,508,748,007
TOTAL ASSETS	13,204,437,517	12,051,616,259	1,747,320,110

	As of December 31,
	2021	2022
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities:
Accrued expenses and other current liabilities	2,020,586	5,024,052	728,419
Short-term amounts due to related parties	4,329,997	3,879,999	562,548
Total current liabilities	6,350,583	8,904,051	1,290,967
Non-current liabilities
Convertible senior notes	681,400,553	—	—
Total non-current liabilities	681,400,553	—	—
TOTAL LIABILITIES	687,751,136	8,904,051	1,290,967
Commitments and contingencies
Shareholders’ equity
Class A Ordinary shares (US$0.0001 par value; 656,508,828 shares authorized, 201,304,881 shares issued and 190,243,651 shares outstanding, as of December 31, 2021; 656,508,828 shares authorized, 201,304,881 shares issued and 168,755,154 shares outstanding, as of December 31, 2022)	132,052	132,052	19,146
Class B Ordinary shares (US$0.0001 par value; 63,491,172 shares authorized, 63,491,172 shares issued and outstanding, as of December 31, 2021 and 2022)	43,836	43,836	6,355
Treasury shares	(346,320,584)	(486,954,953)	(70,601,832)
Additional paid-in capital	4,017,374,973	4,036,197,237	585,193,592
Accumulated other comprehensive loss	(58,997,174)	(45,960,186)	(6,663,601)
Retained earnings	8,904,453,278	8,539,254,222	1,238,075,483
Total shareholders’ equity	12,516,686,381	12,042,712,208	1,746,029,143
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	13,204,437,517	12,051,616,259	1,747,320,110

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

27. Condensed financial information of the parent company - continued

Condensed statements of comprehensive income/(loss)

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Share-based compensation expense	(45,633,820)	(35,344,620)	(24,053,760)	(3,487,467)
General and administrative	(38,512,789)	(9,973,856)	(26,199,820)	(3,798,617)
Interest and investment income, net	(15,718,860)	(22,506,569)	(13,148,315)	(1,906,326)
Other non-interest income	19,633,391	4,979,926	11,548,297	1,674,346
Foreign exchange loss, net	2,073,798	352,492	404,232	58,608
Income from the repurchase of convertible senior notes	622,109,001	12,046,522	10,028,456	1,453,989
Share of loss in subsidiaries	(192,796,924)	(292,443,982)	(121,864,519)	(17,668,694)
Contractual interests in VIEs and VIEs’ subsidiaries	607,664,864	931,964,165	(198,678,694)	(28,805,703)
Net income/(loss) before income taxes	958,818,661	589,074,078	(361,964,123)	(52,479,864)
Income tax expense	—	—	—	—
Net income/(loss)	958,818,661	589,074,078	(361,964,123)	(52,479,864)
Other comprehensive income/(loss)
Foreign currency translation adjustment	(38,454,600)	(7,577,408)	13,036,988	1,890,186
Total comprehensive income/(loss)	920,364,061	581,496,670	(348,927,135)	(50,589,678)

Condensed statements of cash flows

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income/(loss)	958,818,661	589,074,078	(361,964,123)	(52,479,864)
Adjustments to reconcile net income/(loss) to net cash used in operating activities:
Share of loss in subsidiaries	192,796,924	292,443,982	121,864,519	17,668,694
Contractual interests in VIEs and VIEs’ subsidiaries	(607,664,864)	(931,964,165)	198,678,694	28,805,703
Share-based compensation expense	45,633,820	35,344,620	24,053,760	3,487,467
Income from the repurchase of convertible senior notes	(622,109,001)	(12,046,522)	(10,028,456)	(1,453,989)
Accrued interest of convertible senior notes	27,107,232	15,982,460	1,732,915	251,249
Unrealized investment income of short-term Investments	—	4,264,330	67,907,228	9,845,623
Foreign exchange loss net	(2,073,798)	(352,492)	(404,232)	(58,608)
Changes in operating assets and liabilities:
Receivables from related party	(221,873,465)	(97,924)	—	—
Payable to employees	(176,326)	(762)	66,077	9,580
Other current receivables	618,772	—	—	—
Other current payables	5,651,200	(4,184,856)	2,937,392	425,882
Net cash provided by/(used in) operating activities	(223,270,845)	(11,537,251)	44,843,774	6,501,737
Net cash provided by/(used in) investing activities	1,497,130,562	(132,143,216)	908,576,201	131,731,166
Net cash used in financing activities	(1,522,314,300)	(127,088,249)	(834,990,790)	(121,062,285)
Effect of exchange rate changes on cash and cash equivalents	84,221,631	15,864,881	(117,327,970)	(17,010,957)
Net (decrease)/increase in cash and cash equivalents	(164,232,952)	(254,903,835)	1,101,215	159,661
Cash and cash equivalents at beginning of the year	977,408,741	813,175,789	558,271,954	80,941,825
Cash and cash equivalents at end of the year	813,175,789	558,271,954	559,373,169	81,101,486

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

27. Condensed financial information of the parent company – continued

Condensed statements of cash flows – continued

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

The parent company records its investment in its subsidiaries and VIEs under the equity method of accounting as prescribed in ASC 323, Investments-Equity Method and Joint Ventures. Such investments are presented on the condensed balance sheets as “Investment in subsidiaries and VIEs” and their respective profit or loss as “Equity in profits of subsidiaries and VIEs” on the condensed statements of comprehensive income/(loss). Equity method accounting ceases when the carrying amount of the investment, including any additional financial support, in a subsidiary and VIEs is reduced to zero unless the parent company has guaranteed obligations of the subsidiary and VIEs or is otherwise committed to provide further financial support. If the subsidiary and VIEs subsequently report net income, the parent company shall resume applying the equity method only after its share of that net income equals the share of net losses not recognized during the period the equity method was suspended.

The parent company’s condensed financial statements should be read in conjunction with the Company’s consolidated financial statements.

28. Subsequent events

As of April 21, 2023, the Company repurchased an aggregate of 8,854,900 ADSs, representing 8,854,900 Class A ordinary shares, at an average price of US$ 1.148 per ADS, for US$ 10,162,922 (RMB 69,283,273).