Form 20-F
period 2023-12-31
Qudian Inc.
filed 2024-04-29
CIK 1692705

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.	137,109,719 Class A ordinary shares 63,491,172 Class B ordinary shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.	☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.	☐ Yes ☒ No

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

☒ Yes ☐ No

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

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

☐ Yes ☐ No

i

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Except where the context otherwise requires, references in this annual report to:

●	“ADSs” are to our American depositary shares, each of which represents one Class A ordinary share, and “ADRs” are to the American depositary receipts that evidence our ADSs;
●	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan, the Hong Kong Special Administrative Region and the Macao Special Administrative Region;
●	“the Group” are to Qudian Inc., the Group VIEs and their respective subsidiaries;
●	“Group VIEs” are to Beijing Happy Time Technology Development Co., Ltd., or Beijing Happy Time, and Ganzhou Qudian Technology Co., Ltd, or Ganzhou Qudian; Xiamen Qudian Technology Co., Ltd., or Xiamen Qudian, was a Group VIE historically until June 2023, and is now considered a Subsidiary of the Company and continued to be consolidated into the Group’s financial statements;
●	“last-mile delivery” are to the logistics service which involves the delivery of a package located in a warehouse to an end-consumer;
●	“loan book business” are to the business of offering small credit products to consumers the Group historically operated;
●	“P2P platforms” are to financial information intermediaries that are engaged in lending information business and directly provide peers, which can be natural persons, legal persons or other organizations, with lending information services;
●	“Qudian marketplace” are to the Group’s online marketplace where consumers purchased merchandise offered by third-party merchandise suppliers with the Group’s merchandise credit products;
●	“RMB” or “Renminbi” are to the legal currency of China;
●	“small credit products” are to cash or merchandise credit products that are less than RMB5,000 in amount;
●	“Subsidiary” are to an entity controlled by Qudian Inc. and consolidated with Qudian Inc.’s results of operations due to Qudian Inc.’s equity interest in such entity, instead of contractual arrangements; for avoidance of doubt, the Group VIEs are not subsidiaries of Qudian Inc.;
●	“transaction services business” are to the Group’s business of offering loan recommendation and referral services to third-party financial service providers; the Group assumes no credit risk for the transactions facilitated under the transaction services business; the Group ceased its transaction services business in the third quarter of 2021;
●	“US$,” “U.S. dollars,” or “dollars” are to the legal currency of the United States; and
●	“we,” “us,” “our company” and “our” are to Qudian Inc. and/or its subsidiaries, as the context requires.

The translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB7.0999 to US$1.00, the exchange rates set forth in the H. 10 statistical release of the Federal Reserve Board on December 29, 2023. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On March 29, 2024, the noon buying rate for Renminbi was RMB7.2203 to US$1.00.

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

Under the PRC laws and regulations, the operations of Internet content providers in the PRC are subject to foreign investment restrictions and license requirements. Therefore, we operate such businesses in China through the Group VIEs. Currently, the Group VIEs are (i) Beijing Happy Time and (ii) Ganzhou Qudian. We have entered into a series of contractual arrangements with each of the Group VIEs and the respective shareholders of the Group VIEs, including (i) power of attorney agreements and equity interest pledge agreements, which provide us with the power to direct the activities that most significantly impact the economic performance of the Group VIEs; (ii) exclusive business cooperation agreements, which allow us to receive substantially all of the economic benefits from the Group VIEs; and (iii) exclusive call option agreements, which provide us with exclusive options to purchase all or part of the equity interests in or all or part of the assets of or inject registered capital into the Group VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, we are the primary beneficiary of the Group VIEs for accounting purposes. We have consolidated their financial results in the Group’s consolidated financial statements. However, we do not own any equity interest in the Group VIEs.

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

Operations in China

The Group faces various legal and operational risks and uncertainties associated with being based in and having a significant portion of its operations in China and the country’s complex and evolving laws and regulations. For example, the Group faces risks associated with regulatory approvals on offerings conducted overseas by and foreign investment in China-based issuers, the use of the Group VIEs, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, which may impact the Group’s ability to conduct certain businesses, accept foreign investments, or list on a U.S. or other foreign exchange outside of China. In addition, the Chinese government may intervene or influence the Group’s operations at any time. These risks could result in a material adverse change in the Group’s operations and the value of our ADSs and Class A ordinary shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. See “Item 3. Key Information⸺D. Risks Factors⸺Risks Related to Doing Business in China.”

Furthermore, the Holding Foreign Companies Accountable Act, or the HFCA Act, may affect our ability to maintain our listing on the NYSE. Among other things, the HFCA Act states that if the SEC determines that we are an issuer that has filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for two consecutive years, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. In the event of such determination by the SEC, the NYSE would delist our ADSs. In December 2021, the U.S. Public Company Accounting Oversight Board, or the PCAOB, PCAOB made its determinations, or the 2021 determinations, pursuant to the HFCA Act that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong, including our auditor Ernst & Young Hua Ming LLP. After we filed our annual report on Form 20-F for the fiscal year ended December 31, 2021 that included an audit report issued by Ernst & Young Hua Ming LLP on April 29, 2022, the SEC conclusively identified us as an SEC-identified issuer on May 26, 2022. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we have not been, and do not expect to be, identified as a SEC-identified issuer under the HFCA Act after we file our annual report on Form 20-F for the year ended December 31, 2022. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a SEC-identified issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a SEC-identified issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCA Act. See “Item 3. Key Information⸺D. Risks Factors⸺Risks Related to Doing Business in China⸺If the PCAOB determines that it is unable to inspect or investigate completely our auditor at any point in the future, our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, as amended, or the HFCA Act, and any such trading prohibition on our ADSs or threat thereof may materially and adversely affect the price of our ADSs and value of your investment.”

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

Cash Transfers within Our Corporate Structure

Our subsidiaries and the Group VIEs conduct business transactions that include intercompany loans and other intercompany transactions related to operating activities, subject to satisfaction of applicable government registration and approval requirements. We have established stringent cash management policies and procedures for cash flows within the Group. Each transfer of funds among our Cayman Islands holding company, our subsidiaries and the Group VIEs is subject to internal approval. In general, transfer of funds is required to be effected through online banking system. Our management is directly supervising cash management. The Group VIE may initiate a cash request by putting forward a cash request plan, which explains the specific amount and timing of cash requested, and submitting it to the finance department. The cashier specialists of our financial department review the cash request and submit it to relevant management personnel for approval according to our internal control procedures. To ensure the liquidity, there is no limit on the amount of cash that can be transferred within our Group. In addition, we monitor our cash balance on a daily basis and conduct periodic review on our cash holdings. The cash flows occurred between our company, our subsidiaries and the Group VIEs are summarized below:

For the years ended December 31, 2021, 2022 and 2023, our company provided capital contribution of nil, nil and RMB184.0 million (US$25.9 million) to our subsidiaries, respectively. For the years ended December 31, 2021, 2022 and 2023, the Group VIEs provided loans of RMB140.9 million, RMB85.4 million and nil, respectively, to our subsidiaries, and received repayments of RMB642.1 million, RMB140.0 million and nil, respectively. For the years ended December 31, 2021, 2022 and 2023, our subsidiaries provided loans of RMB409.7 million, RMB77.4 million and RMB5.9 million (US$0.8 million), respectively, to the Group VIEs, and received repayments of RMB188.6 million, RMB5.2 million and RMB43.3 million (US$6.1 million), respectively.

With respect to other intercompany transactions related to operating activities, our company received cash from our subsidiaries amounted to nil, RMB442.9 million and RMB180.6 million (US$25.4 million) for the years ended December 31, 2021, 2022 and 2023, respectively, and paid cash to our subsidiaries amounted to RMB32.5 million, RMB92.6 million and RMB554.1 million (US$78.0 million) for the years ended December 31, 2021, 2022 and 2023, respectively. The Group VIEs received cash from our subsidiaries amounted to RMB307.9 million, RMB32.4 million and RMB200.8 million (US$28.3 million) for the years ended December 31, 2021, 2022 and 2023, respectively, and repaid cash to our subsidiaries amounted to RMB942.4 million, RMB53.0 million and RMB2.0 million (US$0.3 million) for the years ended December 31, 2021, 2022 and 2023, respectively. The Group VIEs received cash from our company amounted to nil, RMB138.8 million and nil for the years ended December 31, 2021, 2022 and 2023, respectively, and repaid cash to our company amounted to RMB150.0 million, RMB95.2 million and nil for the years ended December 31, 2021, 2022 and 2023, respectively.

We are subject to restrictions on currency exchange. In particular, the PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, currency remittance out of the PRC. Since the Group receives a portion of its revenues in Renminbi and cash flow will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit the Group’s ability to utilize cash generated in Renminbi to fund the Group’s business activities outside of the PRC or pay dividends in foreign currencies to our shareholders, including holders of the ADSs, and may limit our ability to obtain foreign currency through debt or equity financing for our PRC subsidiaries and the affiliated consolidated entities. See “Item 3. Key Information⸺D. Risk Factors⸺Risks Related to Doing Business in China⸺PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of our initial public offering to make loans to our PRC subsidiaries and Group VIEs, or to make additional capital contributions to our PRC subsidiaries.” In addition, there are certain limitations on the ability of our PRC subsidiaries and the Group VIEs to distribute earnings to our offshore holding companies and the U.S. investors. In particular, each of our PRC subsidiaries, the Group VIEs and their subsidiaries in the PRC are required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered capital, are not distributable as cash dividends. See “Item 3. Key Information⸺D. Risk Factors⸺Risks Related to Our Corporate Structure⸺We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements.”

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

Condensed Consolidated Schedule of Results of Operation

	For the year ended December 31,
	2021					2022					2023
	Parent Company	Subsidiaries of Parent Company	Group VIEs	Elimination	Consolidated	Parent Company	Subsidiaries of Parent Company	Group VIEs	Elimination	Consolidated	Parent Company	Subsidiaries of Parent Company	Group VIEs	Elimination	Consolidated

	(RMB in thousands)					(RMB in thousands)					(RMB in thousands)
Third-party revenues	—	550,886	1,591,171	(488,014)	1,654,043	—	276	577,217	—	577,493	—	105,226	47,771	(26,659)	126,338
Intra-Group revenues(1)	—	648	9,541	(10,189)	—	—	128	785	(913)	—	—	—	—	—	—
Total revenues	—	551,534	1,600,712	(498,203)	1,654,043	—	404	578,002	(913)	577,493	—	105,226	47,771	(26,659)	126,338
Third-party costs and expenses	(45,318)	(99,247)	(947,955)	81,878	(1,010,642)	(50,254)	(7,346)	(966,669)	23,834	(1,000,435)	(24,006)	(285,797)	(204,295)	28,836	(485,262)
Intra-Group costs and expenses(1)	—	(490,060)	(648)	490,708	—	—	(913)	—	913	—	—	(3,131)	(1)	3,132	—
Total costs and expenses	(45,318)	(589,307)	(948,603)	572,586	(1,010,642)	(50,254)	(8,259)	(966,669)	24,747	(1,000,435)	(24,006)	(288,928)	(204,296)	31,968	(485,262)
Operating gain/(loss)	(45,318)	(37,773)	652,109	74,383	643,401	(50,254)	(7,855)	(388,667)	23,834	(422,942)	(24,006)	(183,702)	(156,525)	5,309	(358,924)
Income (loss) from non-operations	(5,128)	(194,327)	216,364	(74,383)	(57,474)	8,834	(91,174)	167,065	(23,835)	60,890	132,769	(57,035)	327,633	(5,309)	398,058
Share of loss in subsidiaries	(292,444)	—	—	292,444	—	(121,865)	—	—	121,865	—	(244,412)	—	—	244,412	—
Contractual interests in VIEs and VIEs’ subsidiaries(3)	931,964	—	—	(931,964)	—	(198,679)	—	—	198,679	—	174,783	—	—	(174,783)	—
Net income/(loss)	589,074	(232,100)	868,473	(639,520)	585,927	(361,964)	(99,029)	(221,602)	320,543	(362,052)	39,134	(240,737)	171,108	69,629	39,134

Condensed Consolidated Schedule of Balance Sheets

	For the year ended December 31,
	2021					2022					2023
	Parent Company	Subsidiaries of Parent Company	Group VIEs	Elimination	Consolidated	Parent Company	Subsidiaries of Parent Company	Group VIEs	Elimination	Consolidated	Parent Company	Subsidiaries of Parent Company	Group VIEs	Elimination	Consolidated

	(RMB in thousands)					(RMB in thousands)					(RMB in thousands)
Cash and cash equivalents	558,272	123,342	1,383,881	—	2,065,495	559,373	230,325	2,696,678	—	3,486,376	413,318	1,942,756	4,851,270	—	7,207,344
Restricted cash	—	158,332	19,593	—	177,925	—	10,479	75,893	—	86,372	—	55,795	3,640	—	59,435
Total current assets	758,510	1,909,229	9,787,359	(237,009)	12,218,089	777,311	266,947	10,077,616	(63,348)	11,058,526	492,127	2,981,889	6,682,050	3,880	10,159,946
Investments in subsidiaries(2)	10,850,691	—	—	(10,850,691)	—	10,406,137	—	—	(10,406,137)	—	10,520,531	—	—	(10,520,531)	—
Total non-current assets	—	105,027	1,744,115	23,895	1,873,037	—	44,263	1,619,592	24,054	1,687,909	—	2,136,690	365,558	(179,998)	2,322,250
Amounts due from Qudian Inc.	—	—	4,330	(4,330)	—	—	—	3,880	(3,880)	—	—	—	3,880	(3,880)	—
Amounts due from subsidiaries	1,569,605	—	1,975,679	(3,545,284)	—	797,287	—	105,833	(903,120)	—	687,538	—	1,112,061	(1,799,599)	—
Amounts due from VIEs and VIEs’ subsidiaries	25,631	889,898	—	(915,529)	—	70,882	11,364	—	(82,246)	—	—	344,028	—	(344,028)	—
Amounts due from group companies	1,595,236	889,898	1,980,009	(4,465,143)	—	868,169	11,364	109,713	(989,246)	—	687,538	344,028	1,115,941	(2,147,507)	—
Total assets	13,204,437	2,904,154	13,511,483	(15,528,948)	14,091,126	12,051,617	322,574	11,806,921	(11,434,677)	12,746,435	11,700,196	5,462,607	8,163,549	(12,844,156)	12,482,196
Total current liabilities	2,021	128,276	423,523	(60,303)	493,517	5,024	55,158	584,278	(59,530)	584,930	8,365	559,248	130,226	56,647	754,486
Total non-current liabilities	681,401	—	592,668	(200,000)	1,074,069	—	10	118,783	—	118,793	—	39,720	39	—	39,759
Amounts due to Qudian Inc.	—	1,569,605	25,631	(1,595,236)	—	—	797,287	70,882	(868,169)	—	—	687,538	—	(687,538)	—
Amounts due to subsidiaries	—	—	889,898	(889,898)	—	—	—	11,364	(11,364)	—	—	—	344,028	(344,028)	—
Amounts due to VIEs and VIEs’ subsidiaries	4,330	1,975,679	—	(1,980,009)	—	3,880	105,833	—	(109,713)	—	3,880	1,112,061	—	(1,115,941)	—
Amounts due to group companies	4,330	3,545,284	915,529	(4,465,143)	—	3,880	903,120	82,246	(989,246)	—	3,880	1,799,599	344,028	(2,147,507)	—
Total liabilities	687,752	3,673,560	1,931,720	(4,725,446)	1,567,586	8,904	958,288	785,307	(1,048,776)	703,723	12,245	2,398,567	474,293	(2,090,860)	794,245

Condensed Consolidated Schedule of Cash Flows

	For the year ended December 31,
	2021					2022					2023
	Parent Company	Subsidiaries of Parent Company	Group VIEs	Elimination	Consolidated	Parent Company	Subsidiaries of Parent Company	Group VIEs	Elimination	Consolidated	Parent Company	Subsidiaries of Parent Company	Group VIEs	Elimination	Consolidated

	(RMB in thousands)					(RMB in thousands)					(RMB in thousands)
Cash flows generated from/(used in) operating activities	(11,537)	1,003,060	747,408	(816,866)	922,065	44,844	172,649	(329,949)	373,327	260,871	256,324	(862,595)	1,132,978	(174,687)	352,020
Cash flows (used in)/generated from investing activities	(132,143)	(927,961)	645,957	167,567	(246,580)	908,576	1,240,565	489,499	(753,811)	1,884,829	29,181	2,685,750	1,449,584	(269,071)	3,895,444
Cash flows generated from/(used in) financing activities	(127,088)	(108,221)	(571,156)	722,273	(84,192)	(834,991)	(701,934)	575,110	126,824	(834,991)	(420,660)	(180,631)	(111,291)	146,610	(565,972)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	15,864	35,984	291	(72,974)	(20,835)	(117,328)	(91,304)	(26,408)	253,660	18,620	(10,900)	(44,692)	(229,017)	297,148	12,539
Net increase/(decrease) in cash, cash equivalents and restricted cash	(254,904)	2,862	822,500	—	570,458	1,101	619,976	708,252	—	1,329,329	(146,055)	1,597,832	2,242,254	—	3,694,031

(1) Represents the intra-group transaction charge under a series of commercial agreements among our subsidiaries, the Group VIEs and subsidiaries of the Group VIEs.

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

Risks Related to Our Business and Industry

●	In the jurisdictions where the Group operates, uncertainties in economic conditions and their impact on the logistics service industry, particularly for last-mile delivery services, could adversely impact the Group’s operating results.
●	The Group’s international operations are subject to a variety of legal, regulatory, political and economic risks.
●	If the Group fails to cost-effectively attract new customers to use its services, or to maintain relationships with existing customers, its business and results of operations could be adversely affected.
●	The Group may not be able to compete effectively, which could materially and adversely affect the Group’s business, financial condition, results of operations and prospects, as well as its reputation and brands.
●	We face risks associated with goods handled and transported through the Group’s last-mile delivery service, and risks associated with transportation.
●	The Group is subject to stringent and changing privacy laws, regulations and standards as well as contractual obligations related to data privacy and security. The Group’s actual or perceived failure to comply with such obligations could harm its reputation, subject it to significant fines and liability, or otherwise adversely affect its business or prospects.
●	The Group historically operated its credit business, and it may be subject to penalties or administrative actions if the relevant regulatory authorities considered the Group’s past practice relating to its credit business to be not compliant with the relevant laws and regulations.
●	We intend to continue to explore new business opportunities, and such new businesses may not deliver the expected benefits.
●	From time to time the Group may evaluate and potentially consummate strategic investments or acquisitions, which could require significant management attention, disrupt its business and materially and adversely affect its financial results.

Risks Related to Our Corporate Structure

●	If the PRC government deems that the contractual arrangements in relation to the Group VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.
●	Our contractual arrangements with the Group VIEs may result in adverse tax consequences to the Group.
●	We rely on contractual arrangements with the Group VIEs and their shareholders to operate the our business, which may be less effective than direct ownership in providing operational control and otherwise have a material adverse effect than to our business.
●	The shareholders of the Group VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.
●	Our corporate actions will be substantially controlled by our founder, chairman and chief executive officer, Mr. Min Luo, who will have the ability to control or exert significant influence over important corporate matters that require approval of shareholders, which may deprive you of an opportunity to receive a premium for your ADSs and materially reduce the value of your investment.

Risks Related to Doing Business in China

●	Changes in the political and economic policies of the PRC government may materially and adversely affect the Group’s business, financial condition and results of operations and may result in the Group’s inability to sustain its growth and expansion strategies.
●	There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations. In addition, rules and regulations in China can change quickly with little advance notice.
●	The audit report included in this annual report is prepared by an auditor which the U.S. Public Company Accounting Oversight Board was unable to inspect and investigate completely before 2022 and, as such, our investors have been deprived of the benefits of such inspections in the past, and may be deprived of the benefits of such inspections in the future.
●	If the PCAOB determines that it is unable to inspect or investigate completely our auditor at any point in the future, our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, as amended, or the HFCA Act, and any such trading prohibition on our ADSs or threat thereof may materially and adversely affect the price of our ADSs and value of your investment.
●	The opinions on supervision of illegal securities activities issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council may subject us to additional compliance requirements in the future.
●	The approval or filing requirement of the China Securities Regulatory Commission, or the CSRC, may be required in connection with any future offering we may conduct, and, if required, we cannot predict whether we will be able to obtain such approval or complete such filings.
●	PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.

●	Any failure to comply with PRC regulations regarding our employee share incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.
●	We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements.

Risks Related to Our Ordinary Shares and ADSs

●	The trading price of our ADSs may be volatile, which could result in substantial losses to you.
●	If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline.
●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ADSs for return on your investment.

Risks Related to Our Business and Industry

In the jurisdictions where the Group operates, uncertainties in economic conditions and their impact on the logistics service industry, particularly for last-mile delivery services, could adversely impact the Group’s operating results.

The majority of the Group’s customers are logistics companies who rely on the Group’s last-mile delivery service to deliver goods to end-consumers. As a result, the Group’s business levels are directly tied to the rate of growth of global trade and the viability and prospects of the logistics service industry. Any uncertainties relating to the growth, profitability and regulatory regime of global trade and the logistics service industry could have a significant impact on the Group. The development of global trade and the logistics service industry is affected by a number of factors, most of which are beyond our control. These factors include, but are not limited to, the following:

●	the consumption power and disposable income of consumers, as well as changes in demographics and consumer tastes and preferences;
●	the growth of broadband and mobile Internet penetration and usage;
●	the availability, reliability and security of e-commerce platforms;
●	the selection, price and popularity of products offered on e-commerce platforms;
●	the emergence of alternative channels or business models that better suit the needs of consumers;
●	changes in demand for products transported globally;
●	changes in labor costs or labor-related law and regulations;
●	labor shortage in delivery drivers and warehouse workers;
●	fluctuations in fuel prices;
●	global and regional economic and political conditions;
●	the development of logistics, payment and other ancillary services associated with e-commerce;
●	changes in laws and regulations, as well as government policies that govern the logistics service industry in the jurisdictions where the Group operates; and

●	the potential impacts of natural disasters, pandemics, such as COVID-19, acts of war, such as the Russia-Ukraine conflict, terrorist attacks and other events on the Group’s business operations, the stability of global supply chain, and the economy in the countries where the Group operates and elsewhere in the world generally.

The logistics service industry is highly sensitive to the changes of macroeconomic conditions, and people’s spending tends to decline during recessionary periods. Many factors beyond our control, including economic recessions, downturns in business cycles, inflation and deflation, fluctuation of currency exchange rates, volatility of stock and property markets, interest rates, tax rates and other government policies and changes in unemployment rates, can adversely affect consumer confidence and spending behavior, which could in turn materially and adversely affect the Group’s growth and profitability. In addition, unfavorable changes in domestic and international politics, including military conflicts, political turmoil and social instability, may also adversely affect consumer confidence and spending behavior and the stability of global supply chain, which could in turn negatively impact the Group’s growth and profitability.

Moreover, the logistics service industry has historically experienced cyclical fluctuations in operational and financial performance due to economic recessions, downturns in the business cycles of customers, interest rate fluctuations, changes in international trade policies, natural disasters, pandemics and other factors beyond our control. During economic downturns, reduced overall demand for logistics services will likely result in decreased demand for the Group’s services and exert downward pressures on the Group’s rates and margins. In addition, in periods of strong economic growth, overall demand may exceed the available supply of transportation resources, resulting in increased network congestion and operating inefficiencies. Additional changes in international trade policies could significantly reduce the volume of goods transported globally and adversely affect the Group’s business and results of operations. Furthermore, extreme or unusual weather conditions, natural disasters or pandemics, such as COVID-19, can impact the stability of global supply chain, including freight volumes, carrier capacity or availability, or more limited carrier transportation schedules, which could in turn adversely impact the Group’s operations and financial results.

The Group’s international operations are subject to a variety of legal, regulatory, political and economic risks.

The Group currently operates last-mile delivery services in Australia and New Zealand. The Group’s international operations are significant to its revenues and profits, and it plans to further expand internationally. In certain international markets, the Group has relatively little operating experience and may not benefit from any first-to-market advantages. It is costly to establish, develop, expand, and maintain international operations, and promote the Group’s brand internationally. The Group’s international operations may not become profitable on a sustained basis.

In addition, the Group’s international operations are subject to a number of risks, including:

●	local economic, inflation and political conditions and the popularity of e-commerce;
●	government regulation (such as regulation of our service offerings and of competition);
●	restrictive governmental actions (such as trade protection measures, including export duties and quotas and custom duties and tariffs), nationalization, and restrictions on foreign ownership;
●	business licensing or certification requirements;
●	limitations on the repatriation and investment of funds and foreign currency exchange restrictions;
●	limited logistics and technology infrastructure;
●	potential impacts of the COVID-19 pandemic on the Group’s business operations and the economy globally;
●	shorter payable and longer receivable cycles and the resultant negative impact on cash flow;
●	laws and regulations regarding consumer and data protection, privacy, cybersecurity, encryption, payments, advertising, and restrictions on pricing or discounts;
●	lower levels of use of the Internet;

●	lower levels of consumer spending and fewer opportunities for growth;
●	difficulty in staffing, developing, and managing foreign operations as a result of distance, language, and cultural differences;
●	different employee/employer relationships and the existence of works councils and labor unions;
●	differing labor regulations where labor laws may be more advantageous to employees;
●	compliance with the U.S. Foreign Corrupt Practices Act and other applicable U.S. and foreign laws prohibiting corrupt payments to government officials and other third parties;
●	laws and policies of the jurisdictions where the Group operates affecting trade, foreign investment, loans, and taxes; and
●	geopolitical events, including pandemic, war and terrorism.

As last-mile delivery services grow, competition will intensify, including through adoption of evolving business models. Local companies may have a substantial competitive advantage because of their deeper understanding of, and focus on, the local markets, as well as their more established local brand names. The inability to hire, train, retain, and manage sufficient qualified personnel may also limit the Group’s international growth.

If the Group fails to cost-effectively attract new customers to use its services, or to maintain relationships with existing customers, its business and results of operations could be adversely affected.

The success of the Group’s business depends in part on its ability to cost-effectively attract and retain new customers and increase engagement of existing customers by providing quality and reliable services. If the customers do not perceive the Group’s services to be timely and reliable, it may not be able to attract and retain customers and increase their use of its services. If the Group fails to cost-effectively retain customers and increase their use of its services, the Group’s business and results of operations could be adversely affected.

Further, the Group may not be able to effectively and successfully implement strategies and realize its goals to achieve profitability and grow cash flows organically through further penetration of existing customers and by expanding the Group’s customer base. The Group’s goals may be negatively affected by a failure to further penetrate its existing customer base, expand its service offerings, pursue new customer opportunities, manage the operations and expenses of new or growing service offerings or otherwise achieve growth of its service offerings.

The Group may not be able to compete effectively, which could materially and adversely affect its business, financial condition, results of operations and prospects, as well as its reputation and brands.

The logistics service industry is highly competitive. As of the date of this annual report, the Group primarily focuses on last-mile delivery service and may compete with service providers that provide similar services. Specifically, there are multiple existing market players that offer last-mile delivery service in the jurisdictions where the Group operates. There may also be new entrants emerging in each of the jurisdictions that the Group operates in. These market players compete to attract, engage and retain consumers and merchants. These market players may have greater financial, technological, research and development, marketing, distribution, and other resources than the Group does. They may also have longer operating histories, larger customer bases or broader and deeper market coverage. As a result, the Group’s competitors may be able to respond more quickly and effectively to new or evolving opportunities, technologies, standards or user requirements than the Group does and may have the ability to initiate or withstand significant regulatory changes and industry evolvement. Furthermore, when the Group expands into other geographic markets, it will face competition from new competitors, domestic or foreign, who may also enter geographic markets where the Group currently operates or will operate.

Any significant increase in competition may have a material adverse effect on the Group’s revenue and profitability as well as on its business and prospects. We cannot assure you that the Group will be able to continuously distinguish its services from those of its competitors, preserve and improve the Group’s relationships with various participants in the logistics service industry, or increase or even maintain its existing market share. The Group may lose market share, and its financial condition and results of operations may deteriorate if it fails to compete effectively.

In addition, many service providers in the logistics service industry have consolidated in recent years to create larger enterprises with greater bargaining power, which has resulted in greater competitive pressures. If this consolidation trend continues, it could give the resulting enterprises even greater bargaining power, which may lead to further competitive pressures. New partnerships and strategic alliances in the logistics service industry also can alter market dynamics and adversely impact our businesses and competitive positioning. If we cannot equip ourselves with necessary resources and skills, we may lose market share as competition increases.

The Group faces risks associated with goods handled and transported through its last-mile delivery service, and risks associated with transportation.

The Group handles a large volume of goods through its last-mile delivery service, and face challenges with respect to the protection and inspection of these goods. Goods the Group delivers may be delayed, stolen, damaged or lost for various reasons, and the Group may face actual or alleged liability for such incidents. In addition, the Group may fail to screen goods and detect unsafe or prohibited/restricted items, or counterfeit, unauthorized or infringing merchandise. If the Group is found to be handling or transporting counterfeit, unauthorized or infringing merchandise, it may be subject to claims, disputes or legal proceedings, reputational damages and potential disruption of operations and loss of clients. Unsafe items, such as flammables and explosives, toxic or corrosive items and radioactive materials, may damage other goods the Group transports, harm the personnel and facilities of the Group, or even injure the recipients. Failure to prevent prohibited or restricted items from entering the Group’s service network may result in administrative or criminal penalties as well as civil liability for personal injury and property damage.

The transportation of goods involves inherent risks. Personnel involved in the Group’s last-mile delivery service operations at all times are subject to risks associated with logistics and transportation safety, including transportation related injuries and losses during the course of transportation. In addition, frictions or disputes may occasionally arise from the direct interaction of the Group’s personnel with goods senders and recipients, which may result in personal injury or property damage if such incidents escalate. The insurance policies carried by the Group may not fully cover the damages caused by transportation related injuries or losses.

Any of the foregoing could disrupt the Group’s services, cause it to incur substantial expenses and divert the time and attention of its management. The Group may face claims and incur significant liabilities if found liable or partially liable for any injuries, damages or losses. Claims against the Group may exceed the amount of its insurance coverage or may not be covered by insurance at all. Government authorities may also impose significant fines on the Group or require it to adopt costly preventive measures. Furthermore, if the Group’s services are perceived to be unsafe by its customers or end consumers, its business volume may decline significantly, and its business, financial condition and results of operations may be materially and adversely affected.

The Group is subject to stringent and changing privacy laws, regulations and standards as well as contractual obligations related to data privacy and security. The Group’s actual or perceived failure to comply with such obligations could harm its reputation, subject it to significant fines and liability, or otherwise adversely affect its business or prospects.

The Group is, and may increasingly become, subject to various laws and regulations, as well as contractual obligations, relating to data privacy and security in the jurisdictions in which we operate. The regulatory environment related to data privacy and security is increasingly rigorous, with new and constantly changing requirements applicable to the Group’s business, and enforcement practices are likely to remain uncertain for the foreseeable future as these practices may differ in different jurisdictions and may change from time to time. These laws and regulations may be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible that they will be interpreted and applied in ways that may have a material adverse effect on the Group’s business, financial condition, results of operations and prospects.

In Australia, the collection, use, and disclosure of personal data are regulated by the Privacy Act 1988 (Cth), along with other relevant laws and regulations at both the federal and state levels (together referred to as “Data Protection Laws”). The Privacy Act encompasses 13 Australian Privacy Principles (APPs), which establish the standards, rights, and obligations regarding the management, storage, disposal, access, and rectification of personal information. Currently, non-compliance with the Data Protection Laws may incur various civil and criminal penalties, including fines and imprisonment. Additionally, data subjects have the right to initiate legal proceedings to seek damages or lodge complaints with the designated privacy oversight body, the Office of the Australian Information Commissioner.

In the U.S., the collection, use, processing, disclosure, and security of personal information is governed by various federal and state laws as well as common law principles. Penalties for failure to comply with privacy and data security laws can result in civil and criminal sanctions, including fines and penalties, private lawsuits and reputational damage. At the federal level, the Federal Trade Commission Act prohibits unfair or deceptive commercial practices, including acts or practices that fail to safeguard consumers’ personal information, and applies to most companies doing business in the U.S. At the state level, there are numerous privacy and data security laws governing businesses’ use of personal information. Such state laws vary in stringency and scope, and sometimes conflict with international, federal, and other state laws, all of which complicates compliance efforts. For example, the California Consumer Privacy Act of 2018, or the CCPA, as amended by the California Privacy Rights Act of 2020, or the CPRA, grants California residents privacy rights with respect to their personal information (including the right to specific disclosures, deletion/correction rights, and the right to limit the use by businesses of certain personal information). The CCPA’s obligations apply to any for-profit entity that does business in California and meets one of the jurisdictional thresholds (based on gross revenue and/or buying and selling of personal information), and also apply to affiliates of such businesses that meet certain jurisdictional thresholds. Among other things, the CCPA requires covered businesses to implement security procedures and practices, provide disclosures to consumers about the business’s data collection, use and sharing practices and provide consumers with the ability to opt out of certain sales or uses of their personal information. The CCPA and CPRA provide for administrative and civil penalties for violations, as well as a private right of action for certain data breaches. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. Many other states have enacted or may soon enact similar laws governing privacy and data security, and state laws on these issues are changing rapidly. There is discussion in the U.S. of a new comprehensive federal data privacy law that would govern interstate and cross-border data flow, which could preempt conflicting state laws. All of these data privacy and security laws could have a material impact on the data management practices associated with our existing or planned operations in the U.S.

Furthermore, in the European Union, the collection and processing of personal data is governed by the provisions of the General Data Protection Regulation, or the GDPR, in addition to other applicable laws and regulations. The GDPR came into effect in May 2018, repealing and replacing the European Union Data Protection Directive, and imposing revised data privacy and security requirements on companies in relation to the processing of personal data. The GDPR, together with national legislation, regulations and guidelines of the European Union Member States and the U.K. govern the processing of personal data, impose strict obligations with respect to, and restrictions on, the collection, use, retention, protection, disclosure, transfer and other processing of personal data. The GDPR imposes strict rules on the transfer of personal data to countries outside the European Union, including the U.S. For example, in 2016, the European Union and the U.S. agreed to a transfer framework for data transferred from the European Union to the U.S., called the Privacy Shield, but the Privacy Shield was invalidated in July 2020 by the Court of Justice of the European Union and it cast uncertainty around when the standard contractual clauses issued by the European Commission can be used. Companies must now conduct their own risk assessment and determine whether additional safeguards need to be put in place. On July 10, 2023, the European Commission adopted a new adequacy decision regarding the transfer of personal data from the European Union to the U.S. Under this decision, transfers of personal data will be facilitated if the U.S.-based recipients are certified under a mechanism called the EU-US Data Privacy Framework. The GDPR authorizes fines for certain violations of up to 4% of the total global annual turnover of the preceding financial year or €20 million, whichever is greater. Such fines are in addition to any civil litigation claims by data subjects. Separately, Brexit could also lead to further legislative and regulatory changes and increase our compliance costs. As of January 1, 2021, and the expiry of transitional arrangements agreed to between the U.K. and the European Union, data processing in the U.K. is governed by a U.K. version of the GDPR (combining the GDPR and the Data Protection Act 2018), exposing us to two parallel regimes, each of which potentially authorizes similar fines and other potentially divergent enforcement actions for certain violations. Additionally, there may be increasing scope for divergence in the application, interpretation and enforcement of the data protection law as between the U.K. and the European Union, which subsequently creates a potential risk of non-compliance in respect of the evolving applicable laws and regulations.

Other jurisdictions outside the European Union are similarly introducing or enhancing privacy and data security laws, rules and regulations, which could increase our compliance costs and the risks associated with non-compliance. In Hong Kong, the Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong), or the PDPO, applies to data users such as our business, that control the collection, holding, processing or use of personal data in Hong Kong. We are subject to the general requirements under PDPO including, among other requirements, the need to obtain the prescribed consent of the data subject for using personal data in direct marketing and to take all practicable steps to protect the personal data held by data users against unauthorized or accidental access, loss or use. Breaches of the PDPO may lead to civil and criminal sanctions, such as fines and imprisonment. In the PRC, the PRC regulatory and enforcement regime with regard to data security and data protection is constantly evolving and subject to the decision and judgment of the administrative and judicial authorities implementing and enforcing the relevant laws and regulations. See “⸺Privacy concerns relating to the Group’s products and services and the use of confidential information could damage our reputation, deter current and potential users and customers from using the Group’s products and services” for further details relating to data security and data protection.

All of these evolving compliance and operational requirements impose significant costs, such as costs related to organizational changes, implementing additional protection technologies, training employees and engaging consultants, which are likely to increase over time. In addition, such requirements may require us to modify the Group’s data processing practices and policies, distract management or divert resources from other initiatives and projects, all of which could have a material adverse effect on the Group’s business, financial condition, results of operations and prospects. Any failure or perceived failure by the Group to comply with any applicable laws and regulations in the jurisdictions it operates relating to data privacy and security could result in damage to the Group’s reputation, as well as proceedings or litigation by governmental agencies or other third parties, including class action privacy litigation in certain jurisdictions, which would subject the Group to significant fines, sanctions, awards, injunctions, penalties or judgments. Any of the foregoing could have a material adverse effect on the Group’s business, results of operations, financial condition and prospects.

The Group historically operated its credit business, and it may be subject to penalties or administrative actions if the relevant regulatory authorities considered the Group’s past practice relating to its credit business to be not compliant with the relevant laws and regulations.

The Group historically operated a credit business. The Group has ceased new credit offerings after September 6, 2022 and there was no outstanding loan balance from the Group’s historical loan book business since the end of 2022. The Group’s credit business was subject to a variety of laws and regulations in the PRC that are related to financial services, including consumer finance, small credit, and private lending. The application and interpretation of these laws and regulations are ambiguous, particularly in the evolving online consumer finance industry in which the Group operated, and may be interpreted and applied inconsistently between the different government authorities. As of the date of this annual report, the Group has not been subject to any material fines or other penalties under any PRC laws or regulations as to the Group’s business operations. Nonetheless, if the relevant regulatory authorities determined that the Group’s past practice relating to its credit business was not compliant with the relevant laws and regulations, the Group may be subject to penalties and potential administrative actions.

We intend to continue to explore new business opportunities, and such new businesses may not deliver the expected benefits.

The Group has been exploring new business opportunities. If the Group experiences initial success with a new business, the Group may decide to invest significant amounts of capital to grow the business. We cannot assure you that the Group’s new business initiatives will be successful. For example, the Group is in the process of winding down its budget auto financing business, the Wanlimu e-commerce platform. The Group had closed all of its Wanlimu education centers in November 2022 and completely wound down its Wanlimu Kids Clubs business in March 2023. The Group had also wound down its QD Food business in the second quarter of 2023. The Group may make significant capital expenditures to develop new businesses, and our management’s attention may be diverted. The Group may also incur significant cost to comply with the laws and regulations that apply to such new businesses. Any failure of the Group’s efforts to pursue new business opportunities could have a material adverse effect on the Group’s business, prospects, financial condition and results of operations. In addition, if the Group is unable to identity suitable new business opportunity to pursue, the Group may not be able to continue its business.

In addition, the Group has been and may continue exploring business opportunities overseas. As such, the Group may face risks associated with entering into markets where the Group has limited or no experience, the Group may be less well-known or have fewer local resources and it may need to localize its business practices, culture and operations. The Group may not be able to secure sufficient capital to support its overseas operations. In addition, the Group may incur significant cost to comply with overseas laws and regulations, and it could be subject to penalties for any failure to comply with such laws and regulations. The Group also faces protectionist or national security policies that could, among other things, hinder the Group’s ability to execute its business strategies and put the Group at a competitive disadvantage relative to domestic companies in other jurisdictions. Failure to manage these risks and challenges could negatively affect our ability to explore business opportunities overseas, as well as materially and adversely affect our business, financial condition and results of operations.

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

We purchased 10,204,082 Class A ordinary shares issued by Secoo Holding Limited (NASDAQ: SECO), or Secoo, for an aggregate consideration of US$100 million in June 2020. Secoo is a large online integrated upscale products and services platform. As of March 31, 2024, we had sold substantially all of the equity interests we previously held in Secoo. The Group may continue to recognize loss from its strategic investments in the future, which could have a material and adverse effect on the Group’s financial condition and results of operations.

●	If we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we do consummate such a transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such transaction, which may result in investment losses. Strategic investments or acquisitions will involve risks commonly encountered in business relationships, including: difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, products and services of the acquired business;
●	inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits including the failure to successfully further develop the acquired technology;
●	difficulties in retaining, training, motivating and integrating key personnel;
●	diversion of management’s time and resources from the Group’s normal daily operations and potential disruptions to the Group’s ongoing businesses;
●	difficulties in maintaining uniform standards, controls, procedures and policies within the combined organizations;
●	difficulties in retaining relationships with customers, business partners, employees and other partners of the acquired business;
●	risks of entering markets in which the Group has limited or no prior experience;
●	regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary pre-closing or post-closing approvals, as well as being subject to new regulators with oversight over an acquired business;
●	assumption of contractual obligations that contain terms that are not beneficial to the Group, require the Group to license or waive intellectual property rights or increase the Group’s risk for liability;
●	liability for activities of the acquired business before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities; and
●	unexpected costs and unknown risks and liabilities associated with strategic investments or acquisitions.

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

Since inception, we have issued equity securities to support the growth of the Group’s business. In addition, we issued US$345 million aggregate principal amount of convertible senior notes in July 2019, and we had repurchased all outstanding convertible senior notes as of December 31, 2022. As we intend to continue to make investments to support the growth of the Group’s business, we may require additional capital to pursue the Group’s business objectives and respond to business opportunities, challenges or unforeseen circumstances, including developing new products and services, increasing the Group’s marketing expenditures to improve brand awareness, enhancing the Group’s operating infrastructure and acquiring complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. However, additional funds may not be available when we need them, on terms that are acceptable to us, or at all. Repayment of the debts may divert a substantial portion of cash flow to pay principal and interest on such debt, which would reduce the funds available for expenses, capital expenditures, acquisitions and other general corporate purposes; and we may suffer default and foreclosure on the Group’s assets if the Group’s operating cash flow is insufficient to repay debt obligations, which could in turn result in acceleration of obligations to repay the indebtedness and limit our sources of financing.

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

Any harm to our brands or reputation or any damage to the reputation of the industry the Group operates in may materially and adversely affect the Group’s business and results of operations.

Enhancing the recognition and reputation of our brands is critical to the Group’s business and competitiveness. Any malicious or otherwise negative allegation made by the media or other parties about the foregoing or other aspects of the Group, including our management, business, compliance with law, financial condition, prospects or the Group’s historical credit business, such as the putative shareholder class action lawsuits that we were involved in, whether with merit or not, could severely hurt our reputation and harm the Group’s business and results of operations. In addition, certain factors that may adversely affect our reputation are beyond our control. Negative publicity about the parties that the Group collaborates with, including negative publicity about any failure by them to adequately protect the information of their users, to comply with applicable laws and regulations or to otherwise meet required quality and service standards, could also harm our reputation or result in negative perception of the services or products the Group offers. Negative developments in the industry the Group operates in may also lead to tightened regulatory scrutiny of the sector and limit the scope of permissible business activities that may be conducted. If any of the foregoing takes place, the Group’s business and results of operations could be materially and adversely affected.

As the Group winds down Dabai Auto business, revenues generated from such business will decrease, and the Group may record write-downs in relation to the process of winding down such business.

The Group has started to wind down its budget auto financing business in the second quarter of 2019. As a result, revenues generated from the Dabai Auto business will further decrease. Sales income in relation to Dabai Auto business was RMB23.3 million, RMB3.8 million and RMB1.1 million (US$0.2 million) in 2021, 2022 and 2023, respectively. As of December 31, 2023, the Group did not carry any finance lease receivable. The decrease in revenues generated from Dabai Auto business and any further write-down that may be recorded during the process of winding down such business may adversely affect the Group’s business, financial condition and results of operations.

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

The Group’s quarterly results of operations, including the levels of the Group’s total revenues, cost of revenues and operating expenses, net income/(loss) and other key metrics, may vary significantly in the future due to a variety of factors, some of which are outside of our control, and period-to-period comparisons of the Group’s operating results may not be meaningful, especially given the Group’s limited operating history. Accordingly, the results for any one quarter are not necessarily an indication of future performance. Fluctuations in quarterly results may adversely affect the price of our ADSs. Factors that may cause fluctuations in the Group’s quarterly financial results include:

●	the mix of services and products the Group offers;
●	performance of the Group’s businesses;
●	the timing of expenses related to the development or acquisition of technologies or businesses;
●	network outages or security breaches;
●	general economic, industry and market conditions; and
●	changes in applicable laws and regulations.

In addition, the Group has commenced construction of its innovation park in Xiamen, Fujian Province, and the construction is expected to be completed in the second quarter of 2024. If the costs and expenses incurred for the construction exceed our planned limits, the Group’s financial results may be negatively affected.

The Group’s success and future growth depend significantly on the Group’s successful marketing efforts, and if the Group is unable to promote and maintain our brands in an effective and cost-efficient way, the Group’s business and financial results may be harmed.

We believe that developing and maintaining awareness of our brands effectively is critical to attracting new and retaining existing customers. Successful promotion of our brands and the Group’s ability to attract customers depend largely on the effectiveness of the Group’s marketing efforts and the success of the channels the Group uses to promote its brands and services and products. Our efforts to build our brands may cause the Group to incur significant expenses. These efforts may not result in increased revenue in the immediate future or at all and, even if they do, any increases in revenue may not offset the expenses incurred. If the Group fails to successfully promote and maintain our brands while incurring substantial expenses, the Group’s results of operations and financial condition would be adversely affected, which may impair the Group’s ability to grow its business.

The Group’s business and internal systems rely on software that is highly technical, and if it contains undetected errors, the Group’s business could be adversely affected.

The Group’s business and internal systems rely on software that is highly technical and complex. In addition, the Group’s business and internal systems depend on the ability of such software to store, retrieve, process and manage large amounts of data. The software on which the Group relies has contained, and may now or in the future contain, undetected errors or bugs. Some errors may only be discovered after the code has been released for external or internal use. Errors or other design defects within the software on which the Group relies may result in a negative experience for customers and end consumers, delay introductions of new features or enhancements, result in errors or compromise our ability to protect user data or the Group’s intellectual property, or affect the accuracy of the Group’s operating data. Any errors, bugs or defects discovered in the software on which the Group relies could result in harm to the Group’s reputation, loss of customers and liability for damages, any of which could adversely affect the Group’s business, financial condition and results of operations.

Any significant disruption in the Group’s information technology systems, including events beyond our control, could prevent the Group from offering its services and products, thereby reduce the attractiveness of the Group’s services and products and result in a loss of customers.

In the event of a system outage and physical data loss, the Group’s ability to provide services and products would be materially and adversely affected. The satisfactory performance, reliability and availability of the Group’s technology and its underlying network infrastructure are critical to the Group’s operations, customer service, reputation and the Group’s ability to attract new and retain existing customers. The Group’s information technology systems infrastructure is currently deployed and the Group’s data is currently maintained primarily on customized cloud computing services in China. The Group’s operations depend on the service provider’s ability to protect its and the Group’s systems in its facilities against damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or attempts to harm the Group’s systems, criminal acts and similar events. Since the launch of the Group’s business, the Group had experienced the system outage during the holiday seasons in China due to competition for available cloud computing services provided by the Group’s service provider and we cannot assure you that such incidents will not occur in the future. Moreover, if the Group’s arrangement with this service provider is terminated or if there is a lapse of service or damage to their facilities, the Group could experience interruptions in its service.

Any interruptions or delays in the Group’s service, whether as a result of third-party error, the Group’s error, natural disasters or security breaches, whether accidental or willful, could harm the Group’s relationships with customers and business partners and our reputation. Additionally, in the event of damage or interruption, the Group’s insurance policies may not adequately compensate the Group for any losses that it may incur. The Group also may not have sufficient capacity to recover all data and services in the event of an outage. These factors could prevent the Group from maintaining business operations, damage our brands and reputation, divert the Group’s employees’ attention, reduce the Group’s revenue, subject the Group to liability and cause customers to abandon the Group’s services or products, any of which could adversely affect the Group’s business, financial condition and results of operations.

Misconduct and errors by the Group’s employees and parties the Group collaborates with could harm the Group’s business and reputation.

The Group is exposed to many types of operational risks, including the risk of misconduct and errors by the Group’s employees and parties that the Group collaborates with. The Group’s business depends on its employees and/or business partners to interact with customers or end consumers and its business may involve the collection and use of personal information. The Group could be materially and adversely affected if personal information was disclosed to unintended recipients or if an operational breakdown occurred, whether as a result of human error, purposeful sabotage or fraudulent manipulation of the Group’s operations or systems. It is not always possible to identify and deter misconduct or errors by employees or business partners, and the precautions the Group takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. If any of the Group’s employees or business partners take, convert or misuse funds, documents or data or fail to follow the Group’s rules and procedures when interacting with customers or end consumers, the Group could be liable for damages and subject to regulatory actions and penalties. Any future allegations of employee misconduct, whether perceived or actual, could materially and adversely affect the Group’s reputation and business. The Group could also be perceived to have facilitated or participated in the illegal misappropriation of funds, documents or data, or the failure to follow the Group’s rules and procedures, and therefore be subject to civil or criminal liability. Any of these occurrences could result in the Group’s diminished ability to operate its business, potential liability to customers or end consumers, inability to attract customers, reputational damage, regulatory intervention and financial harm, which could negatively impact the Group’s business, financial condition and results of operations.

If the Group is unable to protect the confidential information it has access to in its day-to-day operation and adapt to the relevant regulatory framework as to protection of such information, the Group’s business and operations may be adversely affected.

The Group collects, store and process certain personal and other sensitive data from its users, customers, end consumers, employees, service providers and others, which makes the Group an attractive target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions. While the Group has taken steps to protect the confidential information that it has access to, the Group’s security measures could be breached. Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, the Group may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to the Group’s system could cause confidential information to be stolen and used for criminal purposes. Security breaches or unauthorized access to confidential information could also expose the Group to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in the Group’s technology infrastructure are exposed and exploited, the Group’s relationships with users and customers could be severely damaged, the Group could incur significant liability and its business and operations could be adversely affected. For example, there had been media reports alleging that former employees of the Group have misappropriated and sold borrower data. The Group is not aware of any former employee who has been identified by law enforcement authorities to have engaged in such misconduct, and we do not believe such allegations have had a material impact on the Group’s business. However, future allegations of data breaches, whether perceived or actual, could materially and adversely affect the Group’s reputation and business.

In addition, PRC government authorities have enacted a series of laws and regulations in regard of the protection of personal information, under which internet service providers and other network operators are required to comply with the principles of legality, justification and necessity, to clearly indicate the purposes, methods and scope of any information collection and usage, and to obtain the consent of users, as well as to establish user information protection system with appropriate remedial measures. The Group has access to a large amount of confidential information in its day-to-day operations. Each waybill contains the names, addresses, phone numbers and other contact information of the sender and recipient of a package. The content of the package may also constitute or reveal confidential information. The Group has taken technical measures to ensure the security of personal information that it obtained during its day-to-day operations and prevent the personal information from being divulged, damaged or lost. See “Item 16K. Cybersecurity” for details regarding the Group’s efforts in ensuring cybersecurity. However, there is uncertainty as to the interpretation and application of such laws which may be interpreted and applied in a manner inconsistent with the Group’s current policies and practices or require changes to the features of the Group’s system. We cannot assure you that the Group’s existing information protection system and technical measures will be considered sufficient under applicable laws and regulations. If the Group is unable to address any information protection concerns, or to comply with the then applicable laws and regulations, it may incur additional costs and liability and the Group’s reputation, business and operations might be adversely affected.

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

As of December 31, 2023, our management has concluded that our internal control over financial reporting is effective. See “Item 15. Controls and Procedures⸺Management’s Annual Report on Internal Control over Financial Reporting.” Our independent registered public accounting firm has issued a report, which has concluded that we maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023.

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

We cannot be certain that the Group’s operations or any aspects of the Group’s business do not or will not infringe upon or otherwise violate trademarks, copyrights, know-how, proprietary technologies or other intellectual property rights held by other parties. The Group may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be other parties’ trademarks, copyrights, know-how, proprietary technologies or other intellectual property rights that are infringed by the Group’s services or products or other aspects of the Group’s business without the Group’s awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against the Group in China, the United States or other jurisdictions. If any infringement claims are brought against the Group, the Group may be forced to divert management’s time and other resources from its business and operations to defend against these claims, regardless of their merits.

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

In January 2020, we announced a share repurchase program, under which we may repurchase up to US$500 million worth of our outstanding ADSs/or ordinary shares over a period of 30 months. In June 2022, we announced a new share repurchase program, under which we may repurchase up to US$200 million worth of our outstanding ADSs/ or ordinary shares over a period of 24 months. In March 2024, we announced another share repurchase program, under which we may repurchase up to US$300 million worth of our outstanding (i) ADSs and/or (ii) Class A ordinary shares over a period of 36 months starting from June 13, 2024. Under this new share repurchase program, we are authorized to repurchase our ADSs from time to time through open market transactions at prevailing market prices, privately negotiated transactions, block trades or any combination thereof. Our management is authorized to determine the terms and conditions relating to the program, including, among others, the quantity, timing, price and purpose of share repurchases.

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

In addition, the Group invests significant time and expenses in training the Group’s employees, which increases their value to competitors who may seek to recruit them. If the Group fails to retain its employees, the Group could incur significant expenses in hiring and training their replacements, and the quality of the Group’s services and the Group’s ability to serve customers and investors could diminish, resulting in a material adverse effect to the Group’s business.

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

The Group’s operations primarily depend on the performance of the Internet infrastructure and fixed telecommunications networks in China.

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

The Group is vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures or Internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect the Group’s ability to provide its services or products.

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

Qudian Inc. is not a Chinese operating company but a Cayman Islands holding company with operations primarily conducted through contractual arrangements with certain variable interest entities, or the Group VIEs, based in China. For a description of these contractual arrangements, see “Item 4. Information on the Company⸺B. Business Overview⸺Overview⸺Our Contractual Arrangements with the Group VIEs and Their Shareholders.” A significant portion of the Group’s revenue are attributed to the Group VIEs. These contractual arrangements may be less effective than direct ownership in providing us with control over the Group VIEs. Investors in our ADSs are not purchasing equity interest in the Group’s operating entities in China, but instead are purchasing an equity interest in Qudian Inc., a Cayman Islands holding company. The Group VIEs are consolidated with our results of operations for accounting purposes. However, we do not own a majority equity interest in the Group VIEs. Furthermore, Qudian Inc., as our holding company, does not conduct operating activities. If the Group VIEs or their shareholders fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by the Group VIEs is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in the Group VIEs, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest.

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

Ganzhou Qudian became one of the Group VIEs in 2017. Min Luo, our founder, chairman and chief executive officer, and Mr. Lianzhu Lv, our head of user experience department, are the only shareholders of Ganzhou Qudian. We believe such shareholding structure will enhance our administrative efficiency and reduce uncertainties associated with the enforcement of the relevant contractual arrangements entered into with the new Group VIE and its shareholders. Instead of relying on several shareholders’ compliance with their respective contractual obligations, we will only rely on two shareholders’ compliance for such new Group VIE and would only need to enforce against such shareholders in the event of a breach. However, there can be no assurance that the shareholding structure of the new Group VIE will deliver the expected benefits. If any of the shareholders of the new Group VIE breaches his obligations under the applicable contractual arrangements, our business, financial condition and results and operations could be materially and adversely affected.

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

Mr. Min Luo, our founder, chairman of the board and chief executive officer, beneficially owns 2,836,200 Class A ordinary shares and all the Class B ordinary shares issued and outstanding, representing 83.8% of our aggregate voting power as of March 31, 2024. As a result, Mr. Min Luo has the ability to control or exert significant influence over important corporate matters, investors may be prevented from affecting important corporate matters involving our company that require approval of shareholders, including:

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

Under PRC law, legal documents for corporate transactions, including agreements and contracts such as the leases and sales contracts that our business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant local branch of the SAIC. In China, we generally execute legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents.

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

A significant portion of the Group’s operations are conducted in the PRC and a significant portion of the Group’s revenue is sourced from the PRC. Accordingly, the Group’s financial condition and results of operations are affected to a significant extent by economic, political and legal developments in the PRC.

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

A significant portion of the Group’s operations are conducted in the PRC, and are governed by PRC laws, rules and regulations. Our PRC subsidiaries and the Group VIEs are subject to laws, rules and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

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

On February 17, 2023, the China Securities Regulatory Commission, or the CSRC, released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), and several supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC. See “Regulations⸺Regulation Relating to M&A and Overseas Listings.” However, since the Trial Measures was newly promulgated, its interpretation, application and enforcement remain unclear. If we engage in any future offerings, listing or any other capital raising activities in overseas markets, we may be required to comply with the filing procedure with the CSRC under the Trial Measures, and it is uncertain whether we could complete the filing procedure in a timely manner, or at all. Any failure to complete such filings may subject us to regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from offering of securities overseas into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our ordinary shares or ADSs.

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

Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China, the Group VIEs and their subsidiaries is required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered capital, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries incorporated in China, the Group VIEs and their subsidiaries are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends, loans or advances. Certain of our subsidiaries, the Group VIEs and their subsidiaries did not have any retained earnings available for distribution in the form of dividends as of December 31, 2023. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary. Furthermore, we intend to reinvest our undistributed earnings from our operating subsidiaries in the PRC to fund future operations.

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

The Group receives a portion of its revenues in Renminbi and its cash flow will be denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our onshore subsidiaries or the Group VIEs. Currently, certain of our PRC subsidiaries, may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of the SAFE by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, the SAFE and other relevant PRC governmental authorities. Since a portion of the Group’s future net income and cash flow will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize cash generated in Renminbi to fund our business activities outside of the PRC or pay dividends in foreign currencies to our shareholders, including holders of our ADSs, and may limit our ability to obtain foreign currency through debt or equity financing for our subsidiaries and the Group VIEs.

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

A significant portion of the Group’s costs are denominated in Renminbi. We are a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of Renminbi may materially and adversely affect our results of operations and financial position reported in Renminbi when translated into U.S. dollars, and the value of, and any dividends payable on, the ADSs in U.S. dollars. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount.

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

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. The auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct complete inspections of auditors in China before 2022 may have made it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

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

Following the Statement of Protocol signed between the PCAOB and the China Securities Regulatory Commission and the Ministry of Finance of the PRC in August 2022 and the on-site inspections and investigations conducted by the PCAOB staff in Hong Kong from September to November 2022, the PCAOB Board voted in December 2022 to vacate the previous 2021 determinations, and as a result, our auditor, Ernst & Young Hua Ming LLP, is no longer a registered public accounting firm that the PCAOB is unable to inspect or investigate completely as of the date of this annual report or at the time of issuance of the audit report included herein. As such, we were not identified as an SEC-identified issuer under the HFCA Act after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022 that included an audit report issued by our registered public accounting firm and we are not required to satisfy additional disclosure requirement for SEC-identified issuers that are also foreign issuers in this annual report. Moreover, we do not expect to be identified as an SEC-identified issuer in 2024. However, the PCAOB may change its determinations under the HFCA Act at any point in the future. In particular, if the PCAOB finds its ability to completely inspect and investigate registered public accounting firms headquartered in mainland China or Hong Kong is obstructed by the PRC authorities in any way in the future, the PCAOB may act immediately to consider the need to issue new determinations consistent with the HFCA Act. We cannot assure you that the PCAOB will always have complete access to inspect and investigate our auditor, or that we will not be identified as an SEC-identified issuer again in the future.

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

Pursuant to the HFCA Act, the PCAOB issued a report on December 16, 2021 notifying the SEC of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong, including the four PRC-based accounting firms. Although the PCAOB Board voted in December 2022 to vacate its previous determination following the Statement of Protocol signed between the PCAOB and the China Securities Regulatory Commission and the Ministry of Finance of the PRC in August 2022 and the on-site inspections and investigations conducted by the PCAOB staff in Hong Kong, we cannot assure you that the PCAOB will always have complete access to inspect and investigate the four PRC-based accounting firms. See “—If the PCAOB determines that it is unable to inspect or investigate completely our auditor at any point in the future, our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, as amended, or the HFCA Act, and any such trading prohibition on our ADSs or threat thereof may materially and adversely affect the price of our ADSs and value of your investment.” In addition, the PCAOB announced on November 30, 2023 its settled disciplinary sanctions on three China-based accounting firms and four individuals of a total of US$7.9 million for (i) violation of integrity and personnel management elements of the PCAOB quality control standards by failing to detect or prevent extensive, improper answer sharing on tests for mandatory internal training courses and (ii) falsification of an audit report and failures to maintain independence from issuer client, and improperly adopted the work of another accounting firm as their own. The auditor of our audit report in this annual report is not included in the three China-based firms that were sanctioned. In the event that the PRC-based “big four” accounting firms become subject to additional legal challenges by the SEC or PCAOB, depending upon the final outcome, listed companies in the U.S. with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our Class A ordinary shares and/or our ADSs may be adversely affected.

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

The SEC, U.S. Department of Justice (“DOJ”) and other authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies such as us, and non-U.S. persons, such as our directors and executive officers in China. Due to jurisdictional limitations, matters of comity and various other factors, the SEC, DOJ and other U.S. authorities may be limited in their ability to pursue bad actors, including in instances of fraud, in emerging markets such as China. The Group conducts a significant portion of its operations in China and a substantial portion of the Group’s assets are located in China. In addition, a majority of our directors and executive officers reside within China. There are significant legal and other obstacles for U.S. authorities to obtain information needed for investigations or litigation against us or our directors, executive officers or other gatekeepers in case we or any of these individuals engage in fraud or other wrongdoing. In addition, local authorities in China may be constrained in their ability to assist U.S. authorities and overseas investors more generally. As a result, if we have any material disclosure violation or if our directors, executive officers or other gatekeepers commit any fraud or other financial misconduct, the U.S. authorities may not be able to conduct effective investigations or bring and enforce actions against us, our directors, executive officers or other gatekeepers. Therefore, you may not be able to enjoy the same protection provided by various U.S. authorities as it is provided to investors in U.S. domestic companies.

Privacy concerns relating to the Group’s products and services and the use of confidential information could damage our reputation, deter current and potential users and customers from using the Group’s products and services.

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

On July 7, 2022, CAC promulgated Measures for the Security Assessment of Outbound Data Transfers, which became effective on September 1, 2022 and provide that a data processor is required to apply for security assessment for cross-border data transfer in any of the following circumstances: (i) where a data processor provides critical data to offshore entities and individuals; (ii) where a CIIO or a data processor which processes personal information of more than one million individuals provides personal information to offshore entities and individuals; (iii) where a data processor has provided personal information in the aggregate of more than 100,000 individuals or sensitive personal information of more than 10,000 individuals in total to offshore entities and individuals since January 1 of the previous year; or (iv) other circumstances prescribed by the CAC for which declaration for security assessment for cross-board transfer of data is required. We may be required to declare security assessment if we fall under any of the aforementioned circumstances and our business operations may be restricted according to the regulations above mentioned. On September 28, 2023, the CAC published the Provisions on Regulating and Promoting Cross - border Data Transfer (Draft for Comments) for public comments. These provisions provide certain exemptions from obligations under the circumstances of cross - border data transfer, including, among others, the obligations for declaring data security assessment, concluding a standard contract for provisions of personal information abroad or passing the certification for personal information protection.

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

In addition to the above factors, the price and trading volume of our ADSs may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting the Group’s or its industry;

●	announcements of studies and reports relating to the quality of the Group’s product and service offerings or those of our competitors;
●	changes in the economic performance or market valuations of other competitors in the industry the Group operates in;
●	actual or anticipated fluctuations in the Group’s quarterly results of operations and changes or revisions of the Group’s expected results;
●	changes in financial estimates by securities research analysts;
●	conditions in the market which the Group operates in;
●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;
●	additions to or departures of our senior management;
●	fluctuations of exchange rates between the Renminbi and the U.S. dollar;
●	release or expiry of lock-up or other transfer restrictions on our outstanding shares or ADSs; and
●	sales or perceived potential sales of additional Class A ordinary shares or ADSs.

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline significantly. The total number of ordinary shares outstanding as of March 31, 2024 was 189,403,851, comprising 125,912,679 Class A ordinary shares and 63,491,172 Class B ordinary shares. All outstanding ADSs representing our Class A ordinary shares are freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. All of the other ordinary shares outstanding are available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

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

Based on the past and projected composition and classification of the Group’s income and assets, we believe there is a significant risk that we were classified as a PFIC for United States federal income tax purposes for 2023 and will be a PFIC for the current taxable year, and that we may be classified as a PFIC for future taxable years. Our PFIC status for future taxable years will depend, in part, on the nature of any new business opportunities that we pursue, and whether the income and assets attributable to any such new business would be considered passive for purposes of the PFIC rules.

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

Ganzhou Qudian became a Group VIE in 2017. We have entered into a series of contractual arrangements with the new Group VIE and its shareholders, which allows us to have the power to direct the activities that most significantly impact the economic performance of such new Group VIE and realize substantially all of the economic risks and benefits arising from such new Group VIE. The contractual arrangements for each Group VIE, including those as to the new Group VIE, contain substantively identical provisions that afford us, through our wholly-owned subsidiary Ganzhou Qufenqi, the right to control all of the Group VIEs in the same manner and degree. Mr. Min Luo, our founder, chairman and chief executive officer, and Mr. Lianzhu Lv, our head of user experience department, are the only shareholders of Ganzhou Qudian. We believe such shareholding structure will enhance our administrative efficiency and reduce uncertainties associated with the enforcement of the relevant contractual arrangements entered into with the Group VIE and its shareholders. Instead of relying on several shareholders’ compliance with their respective contractual obligations, we will only rely on two shareholders’ compliance for such Group VIE and would only need to enforce against such shareholder(s) in the event of a breach. The establishment of any of these Group VIEs is not intended to, and will not, have an adverse impact on the rights of our ADS holders. For more information, see “Item 3. Key Information on the Company⸺D. Risk Factors-Risks Related to Our Corporate Structure⸺We rely on contractual arrangements with the Group VIEs and their shareholders to operate our business, which may be less effective than direct ownership in providing operational control and otherwise have a material adverse effect than to our business.”

Xiamen Qudian was a VIE of the Company before June 30, 2023. On June 30, 2023, Xiamen Happy Time Technology Co., Ltd. entered into an investment agreement with Xiamen Qudian to obtain control over Xiamen Qudian. We continued to consolidate Xiamen Qudian in 2023 and we currently conduct business in China mainly through Xiamen Quadian and its subsidiaries.

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

In December 2022, the Group launched its last-mile delivery business under the name of “Fast Horse.” The business was initially launched on a trial basis and has gradually achieved meaningful scale in Australia during the second quarter of 2023. We believe there is a surging demand for cross-border e-commerce transaction globally. We expect such surging demand will lead to an increase in the demand for the Group’s last-mile delivery service to deliver goods to end consumers. The Group’s last-mile delivery service is currently available in Australia and New Zealand. As of March 31, 2024, the Group had five and one warehouses in Australia and New Zealand, respectively, and accumulatively delivered a total of 9.6 million and 0.7 million packages in Australia and New Zealand, respectively.

In addition, the Group launched its aircraft leasing business and started to lease its aircrafts to third parties in September 2023. As of March 31, 2024, the Group had a fleet of three aircrafts. The aircraft leasing business is still at the initial stage and has not reached a meaningful scale as of the date of this annual report. The Group plans to continue developing this business.

The Group historically operated a loan book business in China, whereby the Group offered small credit products to consumers and undertook the related credit risk. The Group has ceased new credit offerings in China since September 6, 2022 and there was no outstanding loan balance from the Group’s historical loan book business since the end of 2022.

The Group historically generated (i) financing income, loan facilitation income and other related income and guarantee income from cash credit products, (ii) sales income from the QD Food business, (iii) educational services income from the Group’s Wanlimu Kids Clubs business, (iv) financing income and sales commission fee from merchandise credit products and (v) transaction services fee and other related income from the Group’s transaction services business. The Group historically generated sales income from merchandise sales on the Wanlimu e-commerce platform, which the Group is in the process of winding down. In addition, the Group historically offered budget auto financing products, from which the Group generated sales income and financing income. The Group started to wind down its budget auto financing business in the second quarter of 2019.

The Group’s total revenues decreased from RMB1,654.0 million in 2021 to RMB577.5 million in 2022, and decreased to RMB126.3 million (US$17.8 million) in 2023. The Group recorded net income of RMB585.9 million and net loss of RMB362.1 million and net income of RMB39.1 million (US$5.5 million) in 2021, 2022 and 2023, respectively.

Last-Mile Delivery Business

In response to the surging demand for cross-border e-commerce transactions, the Company has proactively sought innovative logistic solutions to meet global consumers’ demand for swift and top-tier delivery services. In December 2022, the Group launched its last-mile delivery business under the name of “Fast Horse.” The business was initially launched on a trial basis and has gradually achieved meaningful scale in Australia during the second quarter of 2023. Customers will make an order with the Group to provide last-mile delivery services to deliver the package from a warehouse to the location designated by customers.

Since the launch of its last-mile delivery business, the Group has been focusing on expanding such business. As of March 31, 2024, the Group had five and one warehouses in Australia and New Zealand, respectively, and accumulatively delivered a total of 9.6 million and 0.7 million packages in Australia and New Zealand, respectively.

The Group primarily serve logistics companies that have operations in the jurisdictions where the Group operates, who use the Group’s service to complete the last step of their order fulfillment and deliver the package to the end consumers.

The Group’s last-mile delivery services are currently available in Australia and New Zealand.

Aircraft Leasing Business

The Group launched its aircraft leasing business and started to lease its aircrafts to third parties in September 2023. As of March 31, 2024, the Group had a fleet of three aircrafts. Two of the Group’s aircrafts are leased to third parties and the remaining one aircraft has been used by the Group for business travels related to the development of its overseas businesses.

The aircraft leasing business is still at the initial stage and has not reached a meaningful scale as of the date of this annual report. The Group plans to continue developing this business.

Credit Business

The Group historically operated a credit business in China. The Company has decided to cease new credit offerings in China since September 6, 2022 and there was no outstanding loan balance from the Group’s historical loan book business since the end of 2022.

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

QD Food

The Group launched its ready-to-cook meal business, or “QD Food,” in March 2022. After assessing current market conditions, the Group has wound down its QD Food business in the second quarter of 2023.

Intellectual Property

We regard the Group’s trademarks, domain names, copyrights, know-how, proprietary technologies and similar intellectual property as critical to the Group’s success, and the Group relies on trademark and trade secret law and confidentiality, invention assignment and non-compete agreements with the Group’s employees and others to protect the Group’s proprietary rights. As of March 31, 2024, the Group had registered 607 trademarks in the PRC for “趣店”, “Qufenqi” and other trademarks and had 11 trademarks under application in the PRC. As of March 31, 2024, the Group was the registered holder of 119 domain names in the PRC and 35 domain names in other jurisdictions that include qudian.com and laifenqi.com. The Group was also granted 117 copyrights that corresponding to the Group’s proprietary techniques in connection with its systems.

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

Licenses and Permissions Requirements

The below table sets forth material permissions and/or licenses the Group has obtained for its operations in China as of March 31, 2024. The Group has received all material permissions that are, or may be, required for its operations in China, and no material permission has been denied from the Group by relevant authorities in China. However, the Group is subject to risks relating to the regulatory environment in China. See “Item 3. Key Information⸺D. Risk Factors- Risks Related to Doing Business in China⸺There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations. In addition, rules and regulations in China can change quickly with little advance notice.”

Company Name	Company Status	Name of Permission/License	Governing Government Authority
Beijing Happy Time Technology Development Co., Ltd.(北京快乐时代科技发展有限公司)	Group VIE	Business License	Administration for Market Regulation Haidian District of Beijing City

Qufenqi (Ganzhou) Information Technology Co., Ltd.(趣分期（赣州）信息技术有限公司)	Our PRC subsidiary	Business License	Administration for Market Regulation of Ganzhou City

Xiamen Happy Time Technology Co., Ltd.(厦门快乐时代科技有限公司)	Our PRC subsidiary	Business License	Administration for Market Regulation of Xiamen City

Xiamen Qudian Financial Lease Ltd.(厦门趣店融资租赁有限公司)	Our PRC subsidiary	Business License	Administration for Market Regulation of Xiamen City

Ganzhou Qudian Technology Co., Ltd.(赣州趣店科技有限公司)	Group VIE	Business License	Administrative Examination and Approval Bureau of Ganzhou Economic Technological Development Zone

Xiamen Qudian Technology Co., Ltd.(厦门趣店科技有限公司)	Our PRC subsidiary	Business License	Administration for Market Regulation of Xiamen City

Ganzhou Happy Fenqi Network Service Co., Ltd.(赣州快乐分期网络服务有限公司)	Subsidiary of a Group VIE	Business License	Administration for Market Regulation of Ganzhou City

Regulation

Regulations Related to the Group’s Operations in the PRC

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

Beijing Happy Time, one of the Group VIEs, had obtained ICP licenses for provision of commercial Internet information services issued by Beijing Telecommunication Administration in February 2019. In September 2020, the ICP license of Beijing Happy Time expired and we did not renew such license due to adjustments to our business structure. In addition, Xiamen Wanlimu Growth has obtained the ICP license for provision of Internet information services issued by Fujian Telecommunication Administration in January 2021. As the implementing rules of the Administrative Measures on Telecommunications Business Operating Licenses have not been published, it remains uncertain as to how the “commercial Internet information services” and “non-commercial Internet information services” are interpreted and distinguished, and whether online consumer finance service providers like the Group will be deemed as commercial Internet information service operator, or operators of online data and transaction processing, therefore there is uncertainty as to whether any or all of the Group VIEs, or the subsidiaries of the Group VIEs need to obtain ICP licenses, or VATS license for online data and transaction processing services, or any other VATS licenses in order to be in full compliance with regulatory requirements with respect to VATS.

In addition to the Telecommunications Regulations of the People’s Republic of China and other regulations above, provision of commercial Internet information services on mobile Internet applications are regulated by the Administrative Provisions on Information Services of Mobile Internet Applications, which was promulgated by the State Internet Information Office on June 28, 2016. The information service providers of mobile internet applications are subject to requirements under the Administrative Provisions on Information Services of Mobile Internet Applications, including acquiring relevant qualifications required by laws and regulations and being responsible for management of information security. On July 21, 2023, the MIIT promulgated the Notice of the Record - filing of Mobile Internet Apps, pursuant to which, operators of mobile internet apps which engage in internet information services within the territory of mainland China shall complete the record - filing formalities. Any operator shall not conduct the internet information services via mobile internet apps before the completion of the record - filing formalities with respect to such mobile internet apps.

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

On October 16, 2023, the State Council promulgated the Regulation on the Protection of Minors in Cyberspace, or Cyberspace Regulation on Minors Protection, which became effective on January 1, 2024. Pursuant to the Cyberspace Regulation on Minors Protection, a network platform service provider with a substantial number of minor users or with a significant impact on the minor population shall fully fulfill the following obligations, including, among others, (i) fully considering the characteristics of the physical and mental development of minors when designing, researching, developing and operating network platform services, regularly assessing the impact of the protection of minors in cyberspace; (ii) providing a special mode or zone for minors to facilitate the minors to access products or services on the platform that are beneficial for their physical and mental well-being; (iii) establishing and improving a compliance system for the protection of minors in the cyberspace in accordance with the applicable laws and regulations, and establishing an independent body primarily composed of external members to supervise the protection of minors in the cyberspace; and (iv) terminating services to any product or service provider on the platform that gravely harms the physical and mental well-being of minors or otherwise infringe on their lawful rights and interests. Network services providers who provide the services of information publishing and instant messaging to minors shall require the minors or their guardians to provide the real identity information of the minors in accordance with laws. Network services providers who provide services such as online games, online live-streaming, online audio and video, and online social contact shall take measures to reasonably restrict the amount of single consumption and daily cumulative consumption of minors of different ages during the use of such services, and shall not provide minors with paid services which do not match their capacity for civil conduct. The personal information processors shall conduct compliance audit regarding their compliance with laws and regulations in the processing of the personal information of minors each year, and report the audit results to the cyberspace authority and other government authorities in a timely manner.

On June 10, 2021, the SCNPC promulgated the PRC Data Security Law, which became effective on September 1, 2021. The PRC Data Security Law sets forth the data security protection obligations for entities and individuals handling personal data, including that no entity or individual may acquire such data by stealing or other illegal means, and the collection and use of such data should not exceed the necessary limits. On July 7, 2022, CAC promulgated Measures for the Security Assessment of Outbound Data Transfers, which became effective on September 1, 2022 and provide that a data processor is required to apply for security assessment for cross-border data transfer in any of the following circumstances: (i) where a data processor provides critical data to offshore entities and individuals; (ii) where a CIIO or a data processor which processes personal information of more than one million individuals provides personal information to offshore entities and individuals; (iii) where a data processor has provided personal information in the aggregate of more than 100,000 individuals or sensitive personal information of more than 10,000 individuals in total to offshore entities and individuals since January 1 of the previous year; or (iv) other circumstances prescribed by the CAC for which declaration for security assessment for cross-board transfer of data is required. On September 28, 2023, the CAC published the Provisions on Regulating and Promoting Cross - border Data Transfer (Draft for Comments) for public comments. These provisions provide certain exemptions from obligations under the circumstances of cross - border data transfer, including, among others, the obligations for declaring data security assessment, concluding a standard contract for provisions of personal information abroad or passing the certification for personal information protection.

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

In providing the Group’s service, the Group has access to a large amount of confidential information in its day-to-day operations. Each waybill contains the names, addresses, phone numbers and other contact information of the sender and recipient of a package. The content of the package may also constitute or reveal confidential information. The Group has established information security systems to protect personal information that it obtained during its day-to-day operations and to abide by other cybersecurity requirements under such laws and regulations. The Group has not received any investigation or punishment for data breach issues from the PRC regulatory agencies except for one notification from an APP Special Crackdown Working Group consisted of the Office of the Central Cyberspace Affairs Commission, the MIIT, the Ministry of Public Security and the State Administration for Market Regulation in July 2019. The notice required Beijing Happy Time to make rectification to conduct certain corrections to the private policy of the Laifenqi APP to be in compliance with the Announcement. On acceptance of the notice, the Group has since carried out improvements and corrections as required, including correcting the private policy of Laifenqi APP, updating Laifenqi App and submitting the rectification report to APP Special Crackdown Working Group to comply with certain requirements under the Announcement. Since, there is uncertainty as to how the cybersecurity requirements for maintaining cybersecurity and protecting personal information will be interpreted and implemented, we cannot assure you that the Group’s existing policies and procedures will be deemed to be in full compliance with any laws and regulations that are applicable, or may become applicable to the Group in the future.

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

On 26 May 2020, the China Banking and Insurance Regulatory Commission, or the CBIRC, promulgated the Interim Measures for the Supervision and Administration, or the Interim Measures, which made supplement and further requirements for finance lease enterprises on the basis of the Administrative Measures. According to the Interim Measures, the CBIRC shall be responsible for the formulation of business operation and supervision and administration rules for finance leasing companies and local financial regulatory authorities at the provincial level shall be specifically responsible for the supervision and administration of finance leasing companies within their respective jurisdictions. Pursuant to the Interim Measures, a finance lease company shall not engage in calling loans with other finance leasing companies or doing so in a disguised form. Furthermore, the Interim Measures stipulated different regulatory indicators on the assets of a finance lease company. Under the Interim Measures, the proportion of finance leasing and other leasing assets of finance lease companies shall not be lower than 60% of the total assets, and the total amount of risk assets of finance lease companies shall not exceed eight times of their net assets. The total amount of risk assets shall be determined by deduction of cash, bank deposits and treasury bonds from the enterprise’s total assets. Particularly, the Interim Measures regulate a transition period which shall not exceed three years in principle for the finance lease companies established prior to the implementation of Interim Measures to meet the requirements hereof. Local financial regulatory authorities at the provincial level may appropriately extend the transitional arrangements according to the actual situation of specific industries.

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

The Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress on August 30, 2007, effective on August 1, 2008, and last amended on June 24, 2022, requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by MOFCOM before they can be completed. On January 22, 2024, the State Council of the PRC released the revised Provisions of the State Council on the Threshold for the Filing of Concentration of Undertakings, which raise the filing threshold of revenue, and provide that certain transactions should also be reported to the anti-monopoly authority even if the revenue threshold is not met.

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

On February 17, 2023, with the approval of the State Council, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), and several supporting guidelines, which came into effect on March 31, 2023. The Trial Measures supersede the Draft Rules Regarding Overseas Listing. According to the Trial Measures, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC; (2) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China; and (3) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and where an issuer makes an application for initial public offering and listing in an overseas market, the issuer shall submit filings with the CSRC within three business days after such application is submitted.

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

Regulations Related to the Group’s International Operations

The Group is subject to a number of federal and state laws and regulations of the jurisdictions where it operates that involve matters central to the Group’s business. These laws and regulations may involve privacy, cybersecurity, data protection, product quality, environmental protection, labor and employment, intellectual property, competition, consumer protection or other subjects. Many of the laws and regulations to which the Group is subject are still evolving and being tested in courts and could be interpreted in ways that could harm the Group’s business. In addition, the application and interpretation of these laws and regulations may be uncertain and inconsistent from jurisdiction to jurisdiction, and new laws and regulations or adverse findings of law regarding the business the Group operates could alter its legal and regulatory burden. Because these laws and regulations have continued to develop and evolve rapidly, it is possible that the Group may not be, or may not have been, compliant with each such applicable law or regulation.

C.Organizational Structure

The following diagram illustrates the Group’s organizational structure, and the place of formation, ownership interest and affiliation of each of our principal subsidiaries and affiliated entities as of December 31, 2023. It omits certain entities that are immaterial to the Group’s results of operations, business and financial condition, such as Xiamen Qudian Financial Lease Ltd. and Xiamen Wanlimu Growth, which do not currently engage in material business operations. Except as otherwise specified, equity interests depicted in this diagram are beneficially owned as to 100%. The relationships between (i) each of Ganzhou Qudian and Beijing Happy Time and (ii) Ganzhou Qufenqi are governed by contractual arrangements and do not constitute equity ownership.

(1)	Investors in our ADSs hold equity interest in Qudian Inc., which does not conduct operations.
(2)	Mr. Min Luo, our founder, chairman and chief executive officer, and Mr. Lianzhu Lv, our head of user experience department, respectively hold 99.0% and 1.0% of equity interests in Ganzhou Qudian.
(3)	The following table sets forth the shareholders of Beijing Happy Time, their respective equity interests in Beijing Happy Time as of the date of this annual report.

	Amount	Percentage
	of	of
	Registered	Equity
Shareholders	Capital	Interests
	RMB
Mr. Min Luo	5,025,579	21.0
Phoenix Auspicious Internet Investment L.P. and Shenzhen Guosheng Qianhai Investment Co., Ltd	4,596,670	19.2
Beijing Kunlun Tech Co., Ltd.	4,587,496	19.2
Ningbo Yuanfeng Venture Capital L.P.(a)	3,757,355	15.7
Shanghai Yunxin Venture Capital Co., Ltd.(a)	2,985,744	12.5
Jiaxing Blue Run Quchuan Investment L.P. and Tianjin Blue Run Xinhe Investment Center L.P.(a)	1,681,366	7.0
Tianjin Happy Share Asset Management L.P., referred to as Tianjin Happy Share(b)	1,251,742	5.2
(a)	Ningbo Yuanfeng Venture Capital L.P., Shanghai Yunxin Venture Capital Co., Ltd., Jiaxing Blue Run Quchuan Investment L.P. and Tianjin Blue Run Xinhe Investment Center L.P. entered into a series of agreements to transfer their respective equity interest in Beijing Happy Time to Mr. Min Luo in October 2020. However, the parties eventually decided not to proceed with this transaction.
(b)	Tianjin Happy Share was established in connection with the share incentive plan of Beijing Happy Time adopted in 2015. Tianjin Happy Share is a limited partnership established under the laws of PRC. As of the date of this annual report, the sole general partner of Tianjin Happy Share is Mr. Lianzhu Lv, and the limited partners are certain employees and a third party consultant. The 2015 Share Incentive Plan was terminated in December 2016.
(4)	Xiamen Qudian was a VIE of the Company before June 30, 2023. On June 30, 2023, Xiamen Happy Time Technology Co., Ltd. entered into an investment agreement with Xiamen Qudian to obtain control over Xiamen Qudian. The Company continued to consolidate Xiamen Qudian in 2023.
(5)	Main subsidiaries of Xiamen Qudian include Xiamen Qudian Financial Lease Co., Ltd. and F&H EXPRESS PTY LTD.
(6)	The main subsidiary of Beijing Happy Time is Ganzhou Happy Fenqi Network Service Co., Ltd. Beijing Happy Time currently operates the Group’s websites.
(7)	Formerly known as Qu Plus Plus Inc.
(8)	Formerly known as Qu Plus Plus Limited.
(9)	The main subsidiary of Fast Horse Express Limited is LAST MILE EXPRESS PTY LTD.

Our Contractual Arrangements with the Group VIEs and Their Shareholders

Due to PRC legal restrictions on foreign ownership and investment in, among other areas, VATS, which include the operations of Internet content providers, or ICPs, we currently conduct part of such operations through Beijing Happy Time and its subsidiaries. We established one additional Group VIE, Ganzhou Qudian, in 2017. We have the power to direct the activities that most significantly impact the economic performance of the Group VIEs and provide us with economic benefits of each Group VIE through a series of contractual arrangements with such Group VIE, its shareholders and Ganzhou Qufenqi, as described in more detail below, which collectively enables us to:

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

However, we have been further advised by our PRC legal counsel, Han Kun Law Offices, that there are uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations. The 2019 Law of Foreign Investment became effective on January 1, 2020. The 2019 Law of Foreign Investment has replaced the trio of laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The 2019 Law of Foreign Investment does not mention concepts including “de facto control” and “controlling through contractual arrangements,” nor does it specify the regulation on controlling through contractual arrangements. Specifically, it does not incorporate contractual arrangements as a form of foreign investment, our Contractual Arrangements as a whole and each of the arrangements comprising our Contractual Arrangements will not be materially affected and will continue to be legal, valid and binding on the parties. Notwithstanding the above, the 2019 Law of Foreign Investment stipulates that “foreign investment includes foreign investors invest in China through any other methods under laws, administrative regulations, or provisions prescribed by the State Council.” Therefore, there are possibilities that future laws, administrative regulations or provisions of the State Council may stipulate contractual arrangements as a way of foreign investment and our Contractual Arrangements will be regarded as foreign investment. If that is the case, whether our contractual arrangements will be deemed to be in violation of the foreign investment access requirements and how our Contractual Arrangements will be handled are subject to uncertainties. The PRC regulatory authorities may in the future take a view that is contrary to the opinion of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in the aforesaid business we engage in, we could be subject to severe penalties including being prohibited from continuing operations and our ability to enforce its rights under these contractual arrangements could be limited. Furthermore, the nominee shareholders of the Group VIEs may have interests that are different than those of us, which could potentially increase the risk that they would seek to act contrary to the terms of the contractual agreements with the Group VIEs. See “Item 3. Key Information⸺D. Risk Factors⸺Risks Related to Our Corporate Structure.”

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

Exclusive Business Cooperation Agreements

Under the exclusive business cooperation agreements, Ganzhou Qufenqi has the exclusive right to provide the Group VIEs and their subsidiaries that generate substantial income, including Ganzhou Happy Fenqi, or the profitable Group VIEs and their subsidiaries, with technical support, consulting services and other services. In exchange, Ganzhou Qufenqi is entitled to receive a service fee from each of the profitable Group VIEs on a monthly basis and at an amount equivalent to all of its net income as confirmed by Ganzhou Qufenqi. Ganzhou Qufenqi owns the intellectual property rights arising out of the performance of the respective exclusive business cooperation agreement. In addition, each of the Group VIEs and their subsidiaries has granted Ganzhou Qufenqi an exclusive right to purchase any or all of the business or assets of each of the profitable Group VIEs and their subsidiaries at the lowest price permitted under PRC law. Unless otherwise agreed by the parties, this agreement will continue remaining effective.

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

D.Property, Plants and Equipment

The Group’s corporate headquarters are located in Xiamen, Fujian Province, China, where the Group leases 5,167 square meters of office space pursuant to a series of leases expiring in the fourth quarter of 2024. As of March 31, 2024, the Group also leased office space of 155 square meters, 65 square meters and 263 square meters in Shenzhen in Guangdong Province, Fuzhou and Ganzhou in Jiangxi Province, respectively.

In January 2018, the Group purchased the use rights with respect to a parcel of land of approximately 53,239 square meters located in Xiamen, Fujian Province for a price of RMB106 million. Pursuant to the contract the Group signed with the local government authorities, the Group’s land lease right of use asset will last for 40 years. The Group has commenced construction of its innovation park on such parcel of land, and the construction is expected to be completed in the second quarter of 2024.

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

For comparison of the Group’s results of operations for the years ended December 31, 2022 to December 31, 2021, refer to “Item 5. Operating and Financial Review and Prospects” in our annual report on Form 20-F for the year ended December 31, 2022, filed with the SEC on April 28, 2023.

A.Operating Results

Overview

The Group is a consumer-oriented technology company in China. The Group historically focused on providing credit solutions to consumers. The Group has been exploring new business opportunities to promote long-term value for its shareholders.

In December 2022, the Group launched its last-mile delivery business under the name of “Fast Horse.” The business was initially launched on a trial basis and has gradually achieved meaningful scale in Australia during the second quarter of 2023. We believe there is a surging demand for cross-border e-commerce transaction globally. We expect such surging demand will lead to an increase in the demand for the Group’s last-mile delivery service to complete the last step of order fulfillment and deliver goods to end consumers. The Group’s last-mile delivery service is currently available in Australia and New Zealand. As of March 31, 2024, the Group had five and one warehouses in Australia and New Zealand, respectively, and accumulatively delivered a total of 9.6 million and 0.7 million packages in Australia and New Zealand, respectively.

In addition, the Group launched its aircraft leasing business and started to lease its aircrafts to third parties in September 2023. As of March 31, 2024, the Group had a fleet of three aircrafts. The aircraft leasing business is still at the initial stage and has not reached a meaningful scale as of the date of this annual report. The Group plans to continue developing this business.

The Group historically operated a loan book business, whereby the Group offered small credit products to consumers and undertook the related credit risk. The Group has ceased new credit offerings since September 6, 2022 and there was no outstanding loan balance from the Group’s historical loan book business since the end of 2022.

The Group historically generated (i) financing income, loan facilitation income and other related income and guarantee income from cash credit products and (ii) sales income from the QD Food business, (iii) educational services income from the Group’s Wanlimu Kids Clubs business, (iv) financing income and sales commission fee from merchandise credit products and (v) transaction services fee and other related income from the Group’s transaction services business. The Group historically generated sales income from merchandise sales on the Wanlimu e-commerce platform, which the Group is in the process of winding down. In addition, the Group historically offered budget auto financing products, from which the Group generated sales income and financing income. The Group started to wind down its budget auto financing business in the second quarter of 2019.

The Group’s total revenues decreased from RMB1,654.0 million in 2021 to RMB577.5 million in 2022, and decreased to RMB126.3 million (US$17.8 million) in 2023. The Group recorded net income of RMB585.9 million and net loss of RMB362.1 million and net income of RMB39.1 million (US$5.5 million) in 2021, 2022 and 2023, respectively.

Key Factors Affecting the Group’s Results of Operations

Last-Mile Delivery Business

The Group launched its last-mile delivery business in December 2022 and the business has gradually achieved meaningful scale in the second quarter of 2023. Since the third quarter of 2023, substantially all of the Group’s revenues were generated from its last-mile delivery business. As such, the Group’s results of operations depend on its ability to maintain and expand customer base and to manage costs and expenses relating to such business going forward.

New Business Initiatives

The Group has been exploring innovative consumer products and services by leveraging its technology capabilities. The Group’s results of operations depend on its ability to execute its new business initiatives. The success of these new business initiatives will depend on, among other things, the Group’s ability to

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

Economic Conditions and Regulatory Environment in the Jurisdictions where the Group Operates

The demand for the Group’s services is dependent upon overall economic conditions in the jurisdictions where the Group operates. General economic factors, including the interest rate environment, unemployment rates, levels of per capita disposable income, levels of consumer spending and other general economic conditions may affect consumption and business activities in general. These may affect the demand for logistics services to deliver the products consumers purchase and in turn affect the demand for the Group’s services.

The regulatory environment in the jurisdictions may continue to develop and evolve, creating both challenges and opportunities that could affect the Group’s financial performance. We will continue to make efforts to ensure that the Group is compliant with the existing laws, regulations and governmental policies relating to the Group’s business and to comply with new laws and regulations or changes under existing laws and regulations that may arise in the future.

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

	For the year ended December 31,
	2019	2020	2021	2022	2023
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Adjusted net income/(loss) attributable to Qudian Inc.’s shareholders(1)	3,351,587	382,344	612,372	(347,938)	44,070	6,207
(1)	Defined as net income attributable to Qudian Inc.’s shareholders excluding share-based compensation expenses and convertible senior notes buyback income.

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

The following table reconciles the Group’s adjusted net income attributable to Qudian Inc.’s shareholders in the years presented to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net income attributable to Qudian Inc.’s shareholders:

	For the year ended December 31,
	2019	2020	2021	2022	2023
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Net income/(loss) attributable to Qudian Inc.’s shareholders	3,264,288	958,819	589,074	(361,964)	39,134	5,512
Add: share-based compensation expenses	87,299	45,634	35,345	24,054	4,936	695
Less: Convertible senior notes buyback income	—	622,109	12,047	10,028	—	—
Adjusted net income/(loss) attributable to Qudian Inc.’s shareholders	3,351,587	382,344	612,372	(347,938)	44,070	6,207

Components of Results of Operations

Revenues

The Group’s total revenues comprise financing income, sales commission fee, sales income, penalty fees, guarantee income, loan facilitation income and other related income and transaction services fee and other related income. The Group’s total revenues are presented net of VAT. Financing income represents financing service fees that the Group collected from borrowers for on-balance sheet transactions, which the Group had facilitated since inception in April 2014. Sales commission fee represents fee earned from merchandise suppliers in connection with merchandise credit products. Sales income represents the sales price of cars the Group sold to car buyers in connection with the Group’s budget auto financing products, revenues from product sales through the Group’s Wanlimu e-commerce platform and QD foods and revenues generated from the Group’s last-mile delivery business. Penalty fees represent fees the Group charged borrowers for late repayment. Guarantee income represents income earned from the Group’s obligation to provide risk assurance on the principal and accrued interest repayment of loans facilitated, which is recognized over the term of the arrangement as the Group is released from the stand ready obligation based on the borrower’s repayment of the loan principal. Loan facilitation income and other related income represent loan facilitation fees earned from certain institutional funding partners in connection with off-balance sheet transactions, a type of funding arrangement that started in September 2016. Transaction services fee and other related income represent commissions and fees earned from financial service providers in connection with the Group’s transaction services business. For more information, see “Item 5. Operating and Financial Review and Prospects⸺A. Operating Results⸺Critical Accounting Policies⸺Revenue Recognition.” The following table sets forth the breakdown of the Group’s total revenues, both in absolute amount and as a percentage of the Group’s total revenues, for the periods presented:

	Year Ended December 31,
	2021		2022		2023
		% of total		% of total			% of total
	RMB	revenues	RMB	revenues	RMB	US$	revenues

	(in thousands, except for percentages)
Revenues
Financing income	1,255,488	75.9	308,717	53.4	—	—	—
Sales commission fee	35,411	2.1	115	0.0	—	—	—
Sales income and others	100,668	6.1	82,617	14.3	126,338	17,794	100.0
Penalty fees	67,316	4.1	53,445	9.3	—	—	—
Guarantee income	3,935	0.2	—	—	—	—	—
Loan facilitation income and other related income	39,531	2.4	18,809	3.3	—	—	—
Transaction services fee and other related income	151,694	9.2	113,790	19.7	—	—	—
Total revenues	1,654,043	100.0	577,493	100.0	126,338	17,794	100.0

Financing Income

The Group charged financing service fees for facilitating on-balance sheet transactions. The financing service fees were recorded as financing income in the statement of comprehensive income in accordance with ASC 310 using the effective interest method.

Incentives were provided to certain borrowers and can only be applied as a reduction to the borrower’s repayments and cannot be withdrawn by the borrowers in cash. These incentives were recorded as a reduction in financing service fees using the effective interest method.

Sales Commission Fee

Sales commission fee represents fee earned from merchandise suppliers when borrowers purchase their merchandise on the Qudian marketplace and comprise the difference between the retail prices of the merchandise sold to borrowers and the prices of the merchandise that the Group paid to the merchandise suppliers.

Sales income and others

Sales income and others comprise (i) the sales price of cars, which consisted of down payment and principal under the sales-type finance leases, (ii) the amount of consideration the Group received from the buyer for the sale of the vehicle, net of value-added tax, in vehicle sales with guarantee transactions and (iii) the sales price of fashion products the Group sold on Wanlimu e-commerce platform, (iv) the amount of consideration the Group received from the buyer for product sales through its QD Food business, (v) the amount of consideration the Group received as the tutoring sessions are delivered through its Wanlimu education centers and (iv) the service income the Group receives from the customer, namely the logistics companies, for services the Group provides for its last-mile delivery business.

Penalty Fees

Penalty fees represent fees the Group charged borrowers for late repayment. Penalty fees were recognized on a cash basis when the penalty fees will not be reversed.

Guarantee Income

Guarantee income represents the non-contingent aspect of the risk assurance liability that the Group recognized over the term of the arrangement as the Group was released from the stand ready obligation on the borrowers’ repayment of the loan principal.

Loan Facilitation Income and Other Related Income

Loan facilitation income and others represent loan facilitation fees earned from certain institutional funding partners for credit directly funded by them and vehicle sales with guarantee. Revenues from loan facilitation services were recognized when the Group matched borrower with the funding partners and the funds were transferred to the borrower. Additionally, revenues from post-origination services were recognized evenly over the term of the loans as the services were performed.

Transaction Services Fee and Other Related Income

Transaction services fee and other related income represent commissions and fees earned from financial service providers in connection with the Group’s transaction services business. Revenues from transaction services were recognized when the Group matched borrower with the financial service provider and the funds were transferred to the borrower. Additionally, revenues from post-origination services were recognized evenly over the term of the loans as the services were performed.

Cost of Revenues and Operating Expenses

The Group’s cost of revenues and operating expenses consist of cost of goods sold, cost of other revenues, sales and marketing expenses, general and administrative expenses, research and development expenses, changes in guarantee liabilities, changes in risk assurance liabilities and expected credit (reversal)/loss for receivables and other assets. The following table sets forth the Group’s cost of revenues and operating expenses, both in absolute amount and as a percentage of the Group’s total revenues, for the periods presented:

	Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Cost of revenues and operating expenses:
Cost of revenues	298,726	18.1	383,091	66.3	160,114	22,552	126.7
Sales and marketing	127,376	7.7	271,611	47.0	3,796	535	3.0
General and administrative	443,276	26.8	287,457	49.8	273,589	38,534	216.6
Research and development	141,264	8.5	58,275	10.1	47,763	6,727	37.8
Changes in guarantee liabilities and risk assurance liabilities	(201,602)	(12.2)	(103,991)	(18.0)	—	—	—
Expected credit (reversal)/loss for receivables and other assets	(151,817)	(9.2)	(221,121)	(38.3)	24,653	3,472	19.5
Impairment loss from other assets	156,394	9.5	268,927	46.6	5,800	817	4.6
Total	813,617	49.2	944,249	163.5	515,715	72,637	408.2

Cost of Revenues

The Group’s cost of revenues represent cost of goods sold, which primarily consists of the purchase price of products, packaging material and fulfillment expenses, including (i) lease expenses for regional processing centers and outsourcing expenses charged by third-party labor service companies for workers at regional processing centers and (ii) logistics expenses charged by third party couriers; and cost of other revenues, which consist of delivery cost and other cost, including amounts paid to the drivers for delivery services, commission expenses and cost of educational services. The following table sets forth components of the Group’s cost of revenues, both in absolute amount and as a percentage of the Group’s total revenues, for the periods presented:

	Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Cost of revenues:
Cost of goods sold	78,533	4.8	326,889	56.6	27,716	3,904	21.9
Cost of other revenues	220,193	13.3	56,202	9.7	132,398	18,648	104.8
Total	298,726	18.1	383,091	66.3	160,114	22,552	126.7

Sales and Marketing

Sales and marketing expenses include expenses for (i) the Group’s historicalonline consumer finance business and consist primarily of expenses related to salaries, benefits and share-based compensation related to the Group’s sales and marketing staff; (ii) the Group’s historical ready-to-cook meals business and consist primarily of expenses related to marketing activities the Group conducted to promote the brand and (iii) the Group’s historical budget auto financing business and consist primarily of expenses related to salaries, benefits and share-based compensation related to the Group’s relevant sales and marketing staff.

General and Administrative

General and administrative expenses consist primarily of share-based compensation, salaries and benefits related to accounting and finance, business development, legal, human resources and other personnel, as well as professional service fees related to various corporate activities.

Research and Development

Research and development expenses consist primarily of share-based compensation, salaries and benefits related to technology and product development personnel, third-party services fees as well as rental expenses related to offices for the Group’s technology and product development personnel.

Changes in Guarantee Liabilities and Risk Assurance Liabilities

At the inception of each off-balance sheet transaction, the Group recorded the fair value of (i) guarantee liabilities, which represent the present value of the Group’s expected payout based on the estimated delinquency rate and the applicable discount rate for time value; or (ii) risk assurance liabilities, which considers the premium required by a third-party market participant to issue the same risk assurance in a standalone transaction, as applicable. Prior to January 1, 2020, the release of the non-contingent aspect of the risk assurance liability is recognized in earnings as a reduction of changes in guarantee liabilities and risk assurance liabilities. The contingent loss arising from the obligation to make future payments was recognized when borrower default was probable, and the amount of loss was estimable. Subsequent to January 1, 2020, the non-contingent aspect of the risk assurance liability was subsequently recognized as guarantee income over the term of the arrangement as the Group was released from the stand ready obligation based on the borrower’s repayment of the loan principal. The contingent liability relating to the expected credit losses arising from the contingent aspect of the risk assurance liability was initially measured under the CECL model. The subsequent changes in the contingent aspect of the risk assurance liability was adjusted through earnings as changes in guarantee liabilities and risk assurance liabilities. The service fees payable to the Group, net of guarantee liabilities and risk assurance liabilities which were deducted from the consideration in connection with such transaction, were recognized as loan facilitation income and other related income. Increases in the amount of guarantee liabilities and risk assurance liabilities were recognized as changes in guarantee liabilities and risk assurance liabilities in the Group’s results of operations. The Group recognized a gain of RMB53.0 million, a gain of RMB37.1 million and RMB nil million (US$ nil million) from changes in guarantee liabilities in 2021, 2022 and 2023, respectively. The Group recognized a gain of RMB148.6 million, RMB66.9 million, and RMB nil million (US$ nil million) from changes in risk assurance liabilities in 2021, 2022 and 2023, respectively.

Expected Credit (Reserval)/Loss for Receivables and Other Assets

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

The following table sets forth the expected credit (reversal)/loss for receivables and other assets, both in an absolute amount and as a percentage of total revenues, for the periods presented.

	Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Expected credit (reversal)/loss for receivables and other assets	(151,817)	(9.2)	(221,121)	(38.3)	24,653	3,472	19.5

Impairment loss from other assets

The Group reviews the impairment for long-lived assets in accordance with authoritative guidance for impairment or disposal of long-lived assets. Long-lived assets are reviewed for events or changes in circumstances, which indicate that their carrying value may not be recoverable. Long-lived assets are reported at the lower of carrying amount or fair value less cost to sell for long-lived assets held for sales, or at the lower of carrying amount or fair value for long-lived assets held for use. The Group recorded the impairment loss from other assets in 2023, primarily due to credit loss for other assets.

Share-based Compensation

The following table sets forth the effect of share-based compensation expenses on the Group’s operating expenses line items, both in an absolute amount and as a percentage of total revenues, for the periods presented.

	Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Sales and marketing	1,727	0.1	528	0.1	266	37	0.2
General and administrative	29,684	1.8	21,102	3.7	4,650	655	3.7
Research and development	3,934	0.2	2,424	0.4	20	3	0.0
Total	35,345	2.1	24,054	4.2	4,936	695	3.9

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

Australia

Our subsidiaries incorporated in Australia are subject to a federal tax rate of 30% on their taxable income.

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

Revenue recognition

The Group generates revenues primarily by providing borrowers with merchandise and cash installment credit services, credit facilitation services, transaction services, automobile financing services, ready-to-cook meal sales, educational services and delivery services.

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

Sales income

The Group recognizes revenue from product sales through our platform of ready-to-cook meal business under “sales income and others” in the consolidated statements of comprehensive income/(loss). The Group’s single performance obligation is to sell products to customers. The Group is the principal and record revenue on a gross basis as the Group controls the products before transfer to the customers. Revenue is measured based on the amount of consideration the Group expects to receive reduced by value-added tax, discount and estimate for product returns. Product returns are estimated using the expected value method based on historical return patterns. Revenues are recognized at a point in time when the products are accepted by the customers. As of December 31, 2021, 2022 and 2023, estimated product returns were not material.

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

Educational services income

The Group provided non-academic, junior art and sports educational services, and recognizes tuition revenues beginning in 2021 under “sales income and others” in the consolidated statements of comprehensive income/(loss). Tuition fee is generally collected in advance and initially recorded as prepayments from customers. Revenue is recognized when control of promised services is transferred to the customers in an amount of consideration to which the Group expects to be entitled to in exchange for those services. Tuition revenues are recognized proportionately as the tutoring sessions are delivered. As of December 31, 2021, 2022 and 2023, estimated tuition fee revenue was not material.

Delivery services income

In 2023, the Group provided last-mile package delivering service from warehouses to the locations in Australia and New Zealand designated by international delivery customers after the packages were shipped by international delivery customers from China to Australia and New Zealand. Our customers are international delivery channel companies. The Group recognizes such service income under “sales income and others” in the consolidated statements of comprehensive income/(loss). The Group concludes that it acts as a principal in these transactions as the Group is primarily responsible for the delivery of package and has the ability to control the related services. The Group has the ability to control the services provided by delivery drivers as it is responsible for identifying qualifying drivers and directing them to complete the deliveries. Additionally, the Group has ultimate control over the amounts charged to the customers. Revenues resulting from these services are recognized on a gross basis at a fixed rate or a pre-determined amount for each completed delivery, with the amounts paid to the drivers recorded in costs of revenue. These revenues are recognized at the point of delivery of package.

Impairment of long-lived assets, including intangible assets with definite lives

The Group evaluates long-lived assets, such as fixed assets, right-of-use assets and construction in progress, for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC Topic 360, Property, Plant and Equipment. When such events occur, the Group assesses the recoverability of the asset group based on the undiscounted future cash flows the asset group is expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset group plus net proceeds expected from disposition of the asset group, if any, is less than the carrying value of the asset group. As of December 31, 2023, as the Group’s long-lived assets are located at the headquarter and being used together by the headquarter staff in centrally managing both its last-mile delivery business and cash management, such long-lived assets are included in a single entity-wide asset group. Within such asset group, construction in progress is considered the primary asset as it is the most significant long-lived asset. If the Group identifies an impairment, the Group reduces the carrying amount of the asset group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. The Group uses estimates and judgments in its impairment tests and if different estimates or judgments had been utilized, the timing or the amount of any impairment charges could be different. The Group evaluates its long-lived assets for recoverability due to net operating losses for the year ended December 31, 2023. The Group utilized hypothetical development method and market approach to measure the fair value of construction in progress. Significant assumptions underlying the determination of fair value include the selection of comparable properties and the key adjustments made to the identified comparable properties, which were based on assumptions affected by local real estate market.

Short-term investments and structured deposits

Short-term investments include, (i) wealth management products with the intention to sell in the near term which are classified as trading securities and measured at fair value; (ii) wealth management products with original maturities less than one year; (iii) marketable equity securities (level 1) in listed companies and measures them at fair value. For trading securities, the realized investment income and changes in fair value are recognized in interest and investment income in the consolidated statements of comprehensive income/(loss). The banks or trust companies publish the redemption price of wealth management products daily (level 1) or publish their net value on a regular basis (level 2). The products that have fixed interest rates are classified as held-to-maturity when the Group has the positive intent and ability to hold the securities to maturity and are recorded at amortized cost. The Group utilized a forward-looking CECL model to assess the credit loss of financial instruments measured at amortized cost. Based upon the Group’s assessment of various factors, including historical experience, credit quality of the related financial institutions, and other factors that may affect its ability to collect the short-term investment, the Group determined there were no credit losses for the years ended December 31, 2021, 2022 and 2023.

Results of Operations

The following tables set forth a summary of the Group’s consolidated results of operations for the periods presented. The Group’s historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands, except for share and per share data)
Revenues:
Financing income	1,255,488	308,717	—	—
Sales commission fee	35,411	115	—	—
Sales income and others	100,668	82,617	126,338	17,794
Penalty fees	67,316	53,445	—	—
Guarantee income	3,935	—	—	—
Loan facilitation income and other related income	39,531	18,809	—	—
Transaction services fee and other related income	151,694	113,790	—	—
Total revenues	1,654,043	577,493	126,338	17,794
Cost of revenues:
Cost of goods sold	(78,533)	(326,889)	(27,716)	(3,904)
Cost of other revenues	(220,193)	(56,202)	(132,398)	(18,648)
Total cost of revenues	(298,726)	(383,091)	(160,114)	(22,552)
Operating expenses:
Sales and marketing	(127,376)	(271,611)	(3,796)	(535)
General and administrative	(443,276)	(287,457)	(273,589)	(38,534)
Research and development	(141,264)	(58,275)	(47,763)	(6,727)
Changes in guarantee liabilities and risk assurance liabilities	201,602	103,991	—	—
Expected credit reversal/(loss) for receivables and other assets	151,817	221,121	(24,653)	(3,472)
Impairment loss from other assets	(156,394)	(268,927)	(5,800)	(817)
Total operating expenses	(514,891)	(561,158)	(355,601)	(50,085)
Other operating income	82,273	37,255	58,368	8,221
Income/(Loss) from operations	922,699	(329,501)	(331,009)	(46,622)
Interest and investment income, net	129,456	112,816	255,333	35,963
(Loss)/Gain from equity method investments	(221,798)	13,998	3,207	452
Gain/(loss) on derivative instruments	17,375	(70,421)	153,835	21,667
Foreign exchange (loss)/gain, net	(51)	250	(2,932)	(413)
Other income	5,213	19,833	29,005	4,085
Other expenses	(6,485)	(16,599)	(5,965)	(840)
Net income/(loss) before income taxes	846,409	(269,624)	101,474	14,292
Income tax expenses	(260,482)	(92,428)	(62,340)	(8,780)
Net income/(loss)	585,927	(362,052)	39,134	5,512

	Year Ended December 31,
	2021	2022	2023

	%
Revenues:
Financing income	75.9	53.4	0.0
Sales commission fee	2.1	—	—
Sales income and others	6.1	14.3	100.0
Penalty fees	4.1	9.3	—
Guarantee income	0.2	—	—
Loan facilitation income and other related income	2.4	3.3	—
Transaction services fee and other related income	9.2	19.7	—
Total revenues	100.0	100.0	100.0
Cost of revenues:
Cost of goods sold	(4.8)	(56.6)	(21.9)
Cost of other revenues	(13.3)	(9.7)	(104.8)
Total cost of revenues	(18.1)	(66.3)	(126.7)
Operating expenses:
Sales and marketing	(7.7)	(47.0)	(3.0)
General and administrative	(26.8)	(49.8)	(216.6)
Research and development	(8.5)	(10.1)	(37.8)
Changes in guarantee liabilities and risk assurance liabilities	12.2	18.0	—
Expected credit reversal/(loss) for receivables and other assets	9.2	38.3	(19.5)
Impairment loss from other assets	(9.5)	(46.6)	(4.6)
Total operating expenses	(31.1)	(97.2)	(281.5)
Other operating income	5.0	6.5	46.2
Income/(Loss) from operations	55.8	(57.0)	(262.0)
Interest and investment income, net	7.8	19.5	202.1
(Loss)/Gain from equity method investments	(13.4)	2.4	2.5
Gain/(loss) on derivative instruments	1.1	(12.2)	121.8
Foreign exchange (loss)/gain, net	(0.0)	0.1	(2.3)
Other income	0.3	3.4	23.0
Other expenses	(0.4)	(2.9)	(4.7)
Net income/(loss) before income taxes	51.2	(46.7)	80.3
Income tax expenses	(15.8)	(16.0)	(49.3)
Net income/(loss)	35.4	(62.7)	31.0

Comparison of Year Ended December 31, 2023 and Year Ended December 31, 2022

Total revenues. The Group’s total revenues in 2023 decreased by 78.1% to RMB126.3 million (US$17.8 million) from RMB577.5 million in 2022, primarily due to the winding down of the Group’s loan book business. Financing income, loan facilitation income and other related income and transaction services fee and other related income decreased to nil as a result of the winding down of the loan book business. Sales income and others increased to RMB126.3 million (US$17.8 million) which was mostly attributable to sales income generated by last-mile delivery business, compared with RMB82.6 million for 2022, which was mainly attributable to sales income generated by QD Food.

Total cost of revenues and operating expenses. Total cost of revenues and operating expenses decreased by 45.4% to RMB515.7 million (US$72.6 million) in 2023 from RMB944.2 million in 2022.

●	Cost of revenues. The Group’s cost of revenues decreased by 58.2% to RMB160.1 million (US$22.6 million) from RMB383.1 million for 2022, primarily due to the winding down of the QD Food business, partially offset by an increase in cost from last-mile delivery business.
●	Sales and marketing expenses. The Group’s sales and marketing expenses decreased by 98.6% to RMB3.8 million (US$0.5 million) from RMB271.6 million for 2022. The decrease was primarily due to the winding down of QD Food business.

●	General and administrative expenses. The Group’s general and administrative expenses decreased by 4.8% to RMB273.6 million (US$38.5 million) from RMB287.5 million for 2022, primarily due to the decrease in staff head count as the Company wound down its loan book business and QD Food business, which led to a corresponding decrease in staff salaries.
●	Research and development expenses. The Group’s research and development expenses decreased by 18.0% to RMB47.8 million (US$6.7 million) from RMB58.3 million for 2022. The decrease was primarily due to the decrease in staff head count as the Company wound down its loan book business and QD Food business, which led to a corresponding decrease in staff salaries and a decrease in third-party service fees.
●	Changes in guarantee liabilities and risk assurance liabilities decrease to nil in 2023, compared to RMB104.0 million in 2022, as a result of the winding down of the loan book business.
●	Expected credit (reversal)/loss for receivables and other assets. The Group’s expected credit loss for receivables and other assets was RMB24.7 million (US$3.5 million) this year, compared with a reversal of RMB221.1 million for 2022, primarily due to credit loss for other assets.
●	Impairment loss from other assets. The Group’s impairment loss from other assets was RMB5.8 million (US$0.8 million) for 2023, compared with RMB268.9 million for 2022, as a result of the winding down of the Group’s Wanlimu Kids Clubs business and QD Food business.

Loss from operations. The Group’s loss from operations was RMB331.0 million (US$46.6 million) compared to RMB329.5 million for 2022.

Interest and investment income, net. The Group’s interest and investment income, net increased to RMB255.3 million (US$36.0 million) for 2023 from RMB112.8 million for 2022, mainly due to the increase of income from bank deposits and investments in 2023.

Gain/(loss) on derivative instrument. The Group’s gain on derivative instrument was RMB153.8 million (US$21.7 million) for 2023, as compared to a loss of RMB70.4 million for 2022, primarily attributable to the realized investment income from derivative instruments we sold.

Income tax expenses. The Group’s income tax expenses decreased by 32.6% to RMB62.3 million (US$8.8 million) in 2023 from RMB92.4 million in 2022.

Net income/(loss). The Group’s net income was RMB39.1 million (US$5.5 million) in 2023, compared to a loss of RMB362.1 million in 2022. Net income attributable to the Company’s shareholders per diluted share was RMB0.18 (US$0.03) in 2023, compared to a loss of RMB1.47 in the prior year.

Adjusted net income attributable to Qudian Inc.’s shareholders. The Group’s adjusted net income attributable to Qudian Inc.’s shareholders, which excludes share-based compensation expenses was RMB44.1 million (US$6.2 million), compared to a loss of RMB347.9 million in the prior year. Adjusted net income attributable to Qudian Inc., shareholders per diluted share was RMB0.20 (US$0.03), compared to a loss of RMB1.41 in the prior year.

Comparison of Year Ended December 31, 2022 and Year Ended December 31, 2021

For a discussion of the Group’s results of operations for the year ended December 31, 2022 compared with the year ended December 31, 2021, see “Item 5. Operating and Financial Review and Prospects⸺A. Operating Results⸺Comparison of Year Ended December 31, 2022 and Year Ended December 31, 2021” in our annual report on Form 20-F for the year ended December 31, 2022, filed with the SEC on April 28, 2023.

B.Liquidity and Capital Resources

The Group’s primary sources of liquidity have been cash provided by operating activities and funds provided by our investors, including through the issuance of equity securities and convertible debt securities, which have historically been sufficient to meet the Group’s working capital and substantially all of the Group’s capital expenditure requirements. In October 2017, we completed our initial public offering in which we issued and sold an aggregate of 35,625,000 ADSs, representing 35,625,000 Class A ordinary shares, resulting in net proceeds to us of approximately US$799.6 million. In 2021, 2022 and 2023, the Group had net cash provided by operating activities of RMB922.1 million, RMB260.9 million and RMB352.0 million (US$49.6 million), respectively.

As of December 31, 2023, the Group had cash and cash equivalents of RMB7,207.3 million (US$1,015.1 million), as compared to cash and cash equivalents of RMB3,486.4 million as of December 31, 2022.

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

The following table sets forth the Group’s total assets, total liabilities and total net assets as of the dates indicated.

	As of December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Total assets	14,091,125	12,746,435	12,482,196	1,758,081
Total liabilities	1,567,586	703,723	794,245	111,868
Total net assets(1)	12,523,539	12,042,712	11,687,951	1,646,213
(1)	Defined as total assets minus total liabilities.

The Group’s total net assets decreased from RMB12,523.5 million as of December 31, 2021 to RMB12,042.7 million as of December 31, 2022. The Group’s total net assets decreased to RMB11,688.0 million (US$1,646.2 million) as of December 31, 2023, primarily attributable to the increase in treasury shares as a result of the share repurchases we made under our share repurchase program.

The table below sets forth certain balance sheet item related to credit products. The decrease in such line item since December 31, 2021 is in line with the Group’s shifting business strategy.

	As of December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Short-term loan principal and financing service fee receivables	2,371,966	—	—	—

We believe that the anticipated cash flows from operating activities will be sufficient to meet the Group’s anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months. We may, however, need additional cash resources in the future if the Group experiences changes in business conditions or other developments, or if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that the Group’s cash requirements exceed the amount of cash and cash equivalents the Group has on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict the Group’s operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. See “Item 3. Key Information⸺D. Risk Factors⸺Risks Related to Our Business and Our Industry⸺We may need additional capital to pursue business objectives and respond to business opportunities, challenges or unforeseen circumstances, and financing may not be available on terms acceptable to us, or at all.”

Our ability to manage the Group’s working capital, including receivables and other assets and accrued expenses and other liabilities, may materially affect the Group’s financial condition and results of operations.

The following table sets forth a summary of the Group’s cash flows for the periods presented:

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash provided by operating activities	922,065	260,871	352,020	49,581
Net cash (used in)/provided by investing activities	(246,580)	1,884,829	3,895,444	548,662
Net cash used in financing activities	(84,192)	(834,991)	(565,972)	(79,715)
Cash and cash equivalents, and restricted cash and cash equivalent at beginning of period	1,672,962	2,243,420	3,572,748	503,211
Cash and cash equivalents, and restricted cash and cash equivalent at end of period	2,243,420	3,572,748	7,266,779	1,023,504

Operating Activities

Net cash provided by operating activities was RMB352.0 million (US$49.6 million) in 2023, mainly attributable to net income of RMB39.1 million (US$5.5 million). Adjustment for changes in working capital primarily consisted of a decrease in other current and non-current assets of RMB395.4 million (US$55.7 million) as a result of settlement of trust incomes related to the loan book business, which is partially offset by investment gain of derivative instruments of RMB153.8 million (US$21.7 million).

Net cash provided by operating activities was RMB260.9 million in 2022, mainly attributable to net loss of RMB362.1 million, adjusted for (i) impairment loss from other assets of RMB268.9 million, (ii) expected credit loss for receivables and other assets was a reversal of RMB221.1 million and (iii) unrealized investment losses of derivative instruments of RMB180.5 million. Adjustment for changes in working capital primarily consisted of a decrease in other current and non-current assets of RMB254.6 million as a result of decrease in receivables from third-party payment service providers.

Net cash provided by operating activities was RMB922.1 million in 2021, mainly attributable to net income of RMB585.9 million, adjusted for a reversal of the expected credit loss for receivables and other assets of RMB151.8 million.

Investing Activities

Net cash provided by investing activities was RMB3,895.4 million (US$548.7 million) in 2023, which was primarily attributable to (i) proceeds from redemption of short-term investments of RMB22,690.8 million (US$3,195.9) and (ii) proceeds from collection of deposits related to derivative instruments of RMB1,048.1 million (US$147.6 million), partially offset by (i) purchases of short-term investments of RMB19,193.8 million (US$2,703.4 million), (ii) purchases of property and equipment, intangible assets and land lease right of use asset of RMB565.0 million (US$79.6 million), which include the purchase of an aircraft for our aircraft leasing business and which is currently used by the Group for business travels related to the development of its overseas businesses and (iii) payments to originate secured lending of RMB100.0 million (US$14.1 million), which represent the purchase of an aircraft for our aircraft leasing business that are currently lent to third parties and used by the lessee as guarantees for the lending.

Net cash provided by investing activities was RMB1,884.8 million in 2022, which was primarily attributable to (i) proceeds from redemption of short-term investments of RMB16,062.3 million and (ii) proceeds from the collection of loan principal of RMB6,492.8 million, partially offset by purchases of short-term investments of RMB15,538.7 million.

Net cash used in investing activities was RMB246.6 million in 2021, mainly due to the payments of deposit pledged as collateral for derivative instruments.

Financing Activities

Net cash used in financing activities was RMB566.0 million (US$79.7 million) in 2023, which was primarily due to the repayment of short-term borrowings and repurchases of our ADSs.

Net cash used in financing activities was RMB835.0 million in 2022, which was primarily attributable to the repurchases of ordinary shares and convertible senior notes.

Net cash used in financing activities was RMB84.2 million in 2021, mainly due to the repurchases of convertible senior notes.

Capital Expenditures

The Group made capital expenditures of RMB478.4 million, RMB273.6 million and RMB565.0 million (US$79.6 million) in 2021, 2022 and 2023, respectively. In these periods, the Group’s capital expenditures were mainly used for building construction and purchase of equipment and intangible assets and leasehold improvements. In addition, one of the aircrafts the Group purchased in 2023 was recorded under property and equipment, net, which amounts to RMB175.4 million (US$24.7 million). The Group will continue to make capital expenditures to meet the expected growth of its business.

Contractual Obligations

The following table sets forth the Group’s operating lease commitments and long-term borrowings and interest payable as of December 31, 2023.

Payment due by period
			Less than			More than
	Total		1 Year	1-3 Years	3-5 Years	5 Years

	RMB	US$	RMB

(million)
Operating lease commitments	81.5	11.5	33.8	38.0	8.8	0.9

Operating lease obligations represent leasing arrangements relating to the lease of the Group’s office premises.

The Group’s capital commitments relate primarily to commitments in connection with the Group’s plan to build an office building and innovation center. Total capital commitments contracted but not yet reflected in the financial statements amounted to RMB397.4 million (US$56.0 million) as of December 31, 2023. All of the commitments relating to the construction will be settled in installments.

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

Off-Balance Sheet Arrangements

Since September 2016, the Group has entered into several arrangements with financial institutions that provides funding directly to borrowers for transactions that the Group facilitates. From April 2018 to the second quarter of 2019, the Group also entered into vehicle sales with guarantee arrangements with financial institutions that provides funding directly to car buyers. As of December 31, 2023, the Group did not have any outstanding off-balance sheet transactions. See “Item 5. Operating and Financial Review and Prospects⸺A. Operating Results.”

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

See “Item 4. Information of the Company⸺B. Business Overview⸺Intellectual Property.”

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2023 that are reasonably likely to have a material effect on the Group’s total net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.Critical Accounting Estimates

Impairment of long-lived assets

Fair value measurement of an asset group occurs when events or changes in circumstances related to an asset indicate that the carrying amount of the asset group is no longer recoverable. An example of an event or changed circumstance is net operating losses for the year. If indicators are present, we will prepare a projection of the undiscounted future cash flows of the property, excluding interest charges, and determine if the carrying amount of the asset group is recoverable. When a carrying amount is not recoverable, an impairment loss is recognized to the extent that the carrying amount of the asset group exceeds its fair market value. We estimate fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values and use hypothetical development method. We uses estimates and judgments in the impairment tests and if different estimates or judgments had been utilized, the timing or the amount of any impairment charges could be different.

See “Item 5. Operating and Financial Review and Prospectus—A. Operating Results—Critical Accounting Policies.” for the accounting policies related to other accounting estimates.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of March 31, 2024.

Name	Age	Position/Title
Min Luo	41	Chairman and Chief Executive Officer
Long Xu	41	Director and Senior Vice President
Yingming Li	46	Director
Shengwen Rong	55	Independent Director
Yifan Li	57	Independent Director
Yan Gao	43	Vice President of Finance

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

Mr. Shengwen Rong has served as our independent director since August 2018. From February 2017 to September 2018, Mr. Rong served as senior vice president and then chief financial officer of Yixia Technology Co., Ltd. Prior to that, Mr. Rong served as the chief financial officer at Quixey, Inc, from 2015 to 2016, the chief financial officer at UCWeb from 2012 to 2014, and the chief financial officer at Country Style Cooking Restaurant Chain Co., Ltd., an NYSE-listed company, from 2010 to 2012. Currently Mr. Rong serves as an independent director and audit committee chair of several companies, including TCTM Kids IT Education Inc. (NASDAQ: TCTM), 51Talk Online Education (NYSE: COE), X Financial (NYSE: XYF), Mogu Inc. (NYSE: MOGU) and Vision Deal HK Acquisition Corp. (SEHK: 7827). Mr. Rong received a bachelor’s degree in international finance from Renmin University, a master’s degree in accounting from West Virginia University and an MBA degree from University of Chicago Booth School of Business. Mr. Rong is a Certified Public Accountant in the United States.

Mr. Yifan Li has served as our independent director since October 2017. Mr. Li was the chief finance and investment advisor of Human Horizons Holdings Co. Ltd., a premium luxury electric vehicle manufacturer until December 2023, after servicing as chief financial officer since April 2021. Prior to that, he had served as a board director and a vice president of Geely Holding Group Co., Ltd., an automotive manufacturing company, since October 2014. From May 2014 to September 2014, he was vice president and international chief financial officer of Sanpower Group Co., Ltd., a company in the technology and modern service industries. From December 2010 to February 2014, he served as vice president and chief financial officer of China Zenix Auto International Co., Ltd., a manufacturer of commercial vehicle wheels listed on the NYSE. Mr. Li is also currently a director and a member of the audit committee for a number of companies, including Xinyuan Real Estate Co., Ltd. (NYSE: XIN), Sunlands Technology Group (NYSE: STG), 36Kr Holdings Inc. (NASDAW: KRKR). Mr. Li received his MBA from the University of Chicago Booth School of Business in 2000, his master’s degree in accounting from University of Texas at Dallas in 1994, and his bachelor’s degree in economics from Fudan University in 1989. Mr. Li is a Certified Public Accountant in the United States and a Chartered Global Management Accountant. His business address is 1339 Wanfang Road, Minhang District, Shanghai, PRC, 201112.

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

B.Compensation

In 2023, the Group paid aggregate cash compensation of approximately RMB5.3 million (US$0.7 million) to our directors and executive officers as a group. We did not pay any other cash compensation or benefits in kind to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and the Group VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.

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

Granted Options

We have granted options to purchase our Class A ordinary shares to certain of our officers, directors, employees and a third-party consultant pursuant to the 2016 Equity Incentive Plan. Certain options previously granted were subsequently canceled. As of March 31, 2024, options to purchase 7,500 Class A ordinary shares remained outstanding.

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

In April 2017, we directly issued 13,865,219 ordinary shares pursuant to our 2016 Equity Incentive Plan to Ark Trust in its capacity as trustee of the Equity Incentive Trust. As of March 31, 2024, the Equity Incentive Trust held 3,998,108 Class A ordinary shares. The trust deed provides that Ark Trust shall not exercise the voting rights attached to such ordinary shares unless otherwise directed by the plan administrator, which is our board of directors as of the date of this annual report, or its authorized representative.

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

D.Employees

As of December 31, 2023, the Group had a total of 305 employees. The following table sets forth the breakdown of the Group’s employees as of December 31, 2023 by function:

Number of Function	Employees	% of Total
Risk management	13	4.3
Technology and product development	128	42.0
Finance	44	14.4
Operation management	46	15.1
General administrative and others	22	7.2
Others(1)	52	17.0
Total	305	100.0
(1)	Including employees in the Group’s new businesses, sales and marketing, Dabai Auto and Wanlimu Kids project teams.

As of December 31, 2023, a majority of the Group’s employees were based in Xiamen in Fujian Province and Shenzhen in Guangdong Province. The remainders of the Group’s employees were based in various other locations across China and overseas.

The number of the Group’s employees increased from 215 as of December 31, 2022 to 305 as of December 31, 2023, as the Group expands its last-mile delivery business and continues to explore new business opportunities.

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

E.Share Ownership

The following table sets forth information as of March 31, 2024 with respect to the beneficial ownership of our ordinary shares by:

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

The total number of ordinary shares outstanding as of March 31, 2024 was 189,403,851, comprising 125,912,679 Class A ordinary shares and 63,491,172 Class B ordinary shares, excluding (i) ordinary shares represented by the ADSs repurchased by the Company, (ii) ordinary shares issuable upon the exercise of outstanding share options and (iii) ordinary shares reserved for future issuance under our share incentive plans:

	Ordinary Shares Beneficially Owned
				Percentage of
			Percentage of	aggregate
	Class A	Class B	total ordinary	voting
	ordinary shares	ordinary shares	shares	power**
Directors and Executive Officers:
Min Luo(1)	2,836,200	63,491,172	35.0	83.8
Long Xu	*	—	*	*
Yingming Li	—	—	—	—
Shengwen Rong	*	—	*	*
Yifan Li	*	—	*	*
Yan Gao	*	—	*	*
Directors and Executive Officers as a Group	4,859,700	63,491,172	36.1	84.1
Principal Shareholders
Qufenqi Holding Limited	—	63,491,172	33.5	83.5
Guosheng HK(2)	12,670,000	—	6.7	1.7
*	Beneficially owns less than 1% of our outstanding shares.
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

(1)	Represents (i) 2,836,200 Class A ordinary shares held by the spouse of Mr. Min Luo and (ii) 63,491,172 Class B ordinary shares held by Qufenqi Holding Limited, a limited liability company established in the British Virgin Islands. Qufenqi Holding Limited, or Qufenqi, is indirectly wholly owned by a trust of which Mr. Min Luo and his wife are the beneficiaries. Mr. Min Luo is our founder, chairman of the board and chief executive officer. The registered address of Qufenqi Holding Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

(2)	Represents 12,670,000 Class A ordinary shares held by Guosheng (Hong Kong) Investment Limited, or Guosheng HK. According to the Schedule 13G/A filed by Guosheng HK and its affiliates on March 10, 2021, or the Guosheng 13G/A, Qufenqi granted voting power over 4,125,698 Class B ordinary shares held by Qufenqi to Guosheng HK, while retaining its economic rights over such 4,125,698 Class B ordinary shares pursuant to a proxy and power of attorney, or the Guosheng proxy, existing at the time. Pursuant to Article 81 of the articles of association of our company, the chairman of any general meeting of our company may refuse to recognize the appointment of proxy under the Guosheng proxy because the Guosheng proxy as an instrument of proxy has expired as being more than 12 months from the date of its execution. Qufenqi informed us that it did not take any action to renew the Guosheng proxy, did not execute any other proxy granting Guosheng HK the right to vote on any of our shares, and does not plan to take any action to revive the effectiveness of the Guosheng proxy. As such, we concluded that Guosheng HK no longer has any voting power over the 4,125,698 Class B ordinary shares held by Qufenqi and should not be viewed as a beneficial owner thereof. Guosheng HK is a limited liability company incorporated under the laws of Hong Kong and a subsidiary of Guosheng Financial Holding Inc., or Guosheng, a public company listed on the Shenzhen Stock Exchange. Based on Guosheng’s public filings, Jiangxi Provincial Department of Transportation has control over Guosheng as of the date of this annual report. The registered address of Guosheng HK is Unit 606, 6th Floor, Alliance Building, 133 Connaught Road Central, Hong Kong.

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

F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

On November 30, 2023, our board of directors adopted an Incentive Compensation Clawback Policy, or the Clawback Policy, providing for the recoupment of certain incentive-based compensation from current and former executive officers of our company in the event we are required to restate any of our financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Clawback Policy was mandated by new NYSE continued listing standards introduced pursuant to Exchange Act Rule 10D-1. The Clawback Policy is in addition to Section 304 of the Sarbanes-Oxley Act of 2002 which permits the SEC to order the disgorgement of bonuses and incentive-based compensation earned by a registrant issuer’s chief executive officer and chief financial officer in the year following the filing of any financial statement that the issuer is required to restate because of misconduct, and the reimbursement of those funds to the issuer. A copy of the Clawback Policy has been filed herewith as Exhibit 97.1.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees⸺E. Share Ownership.”

B.Related Party Transactions

Contractual Arrangements with the Group VIEs and Their Shareholders

PRC laws and regulations currently restrict foreign ownership and foreign investment in VATS in China. As a result, we operate our relevant business through contractual arrangements among Ganzhou Qufenqi, our wholly-owned PRC subsidiary, Beijing Happy Time, a Group VIE, and the shareholders of Beijing Happy Time. We established a new Group VIE, Ganzhou Qudian in 2017. Ganzhou Qufenqi has also entered into a series of contractual arrangements with the aforementioned two Group VIEs and its shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company⸺B. Business Overview⸺Overview⸺Our Contractual Arrangements with the Group VIEs and Their Shareholders.”

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

As discussed below under “- Passive Foreign Investment Company,” we believe there is a significant risk that we were classified as a passive foreign investment company (a “PFIC”) for United States federal income tax purposes for 2023 and will be a PFIC for the current taxable year, and that we may be classified as a PFIC for future taxable years. Accordingly, you are urged to review the discussion below under “- Passive Foreign Investment Company,” and to consult with your tax advisors regarding the tax consequences to you if we were or are classified as a PFIC.

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

Based on the past and projected composition and classification of the Group’s income and assets, we believe there is a significant risk that we were classified as a PFIC for United States federal income tax purposes for 2023 and will be a PFIC for the current taxable year, and that we may be classified as a PFIC for future taxable years. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that our PFIC status may change due to changes in our asset or income composition. Our PFIC status for future taxable years will depend, in part, on the nature of any new business opportunities that we pursue, and whether the income and assets attributable to any such new business would be considered passive for purposes of the PFIC rules. The calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change. If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares, you will be subject to special tax rules discussed below.

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

As discussed above, we believe there is a significant risk that we were classified as a PFIC for United States federal income tax purposes for 2023 and will be a PFIC for the current taxable year, and that we may be classified as a PFIC for future taxable years. Although the determination of whether we are a PFIC is made annually, if we are a PFIC for any taxable year in which you hold our ADSs or Class A ordinary shares, you will generally be subject to the special tax rules described above for that year and for each subsequent year in which you hold the ADSs or Class A ordinary shares (even if we do not qualify as a PFIC in such subsequent years). However, if we cease to be a PFIC, you can avoid the continuing impact of the PFIC rules by making a special election to recognize gain as if your ADSs or Class A ordinary shares had been sold on the last day of the last taxable year during which we were a PFIC. You are urged to consult your own tax advisor about this election.

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

If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or other market, or the Internal Revenue Service (the “IRS”) consents to the revocation of the election. However, because a mark-to-market election cannot be made for any lower-tier PFICs that we may own (as discussed below), you will generally continue to be subject to the special tax rules discussed above with respect to your indirect interest in any such lower-tier PFIC. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

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

You will generally be required to file IRS Form 8621 if you hold our ADSs or Class A ordinary shares in any year in which we are classified as a PFIC. You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs or Class A ordinary shares if we are considered a PFIC in any taxable year.

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

In addition, notwithstanding the foregoing, we will not be treated as a qualified foreign corporation, and non-corporate United States Holders will not be eligible for reduced rates of taxation, for any dividends that we pay if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. As discussed above under “- Passive Foreign Investment Company,” we believe there is a significant risk that we were classified as a PFIC for United States federal income tax purposes for 2023 and will be a PFIC for the current taxable year, and that we may be classified as a PFIC for future taxable years. Therefore, if you are a non-corporate United States Holder, you should not assume that any dividends will be taxed at a reduced rate. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

Subject to certain conditions and limitations (including a minimum holding period requirement) and the Foreign Tax Credit Regulations (as defined below), any PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or Class A ordinary shares will be treated as income from sources outside the United States and will generally constitute passive category income. However, any PRC withholding taxes on dividends will not be creditable against your United States federal income tax liability to the extent withheld at a rate exceeding the applicable rate under the Sino-US Treaty. In addition, Treasury regulations addressing foreign tax credits (the “Foreign Tax Credit Regulations”) impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and unless you elect to claim the benefits of the Sino-US Treaty, there can be no assurance that those requirements will be satisfied. The Department of the Treasury and the IRS are considering proposing amendments to the Foreign Tax Credit Regulations. In addition, recent notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). Instead of claiming a foreign tax credit, you may be able to deduct PRC withholding taxes in computing your taxable income, subject to generally applicable limitations under United States law (including that a United States Holder is not eligible for a deduction for otherwise creditable foreign income taxes paid or accrued in a taxable year if such United States Holder claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year). The rules governing the foreign tax credit and deductions for foreign taxes are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit or a deduction under your particular circumstances.

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

Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax were imposed on any gain, you may elect to treat such gain as PRC source gain under the Sino-US Treaty. If you fail to make the election to treat any gain as PRC source, then you generally would not be eligible for a foreign tax credit for any PRC tax imposed on the disposition of ADSs or Class A ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income derived from foreign sources. However, pursuant to the Foreign Tax Credit Regulations, unless you elect to claim the benefits of the Sino-US Treaty, any such PRC tax would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other income that you may have that is derived from foreign sources). In such case, the non-creditable PRC tax may reduce the amount realized on the sale, exchange or other taxable disposition of the ADSs or Class A ordinary shares. As discussed above, however, recent notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). If any PRC tax is imposed upon the disposition of ADSs or Class A ordinary shares and you apply such temporary relief, such PRC tax may be eligible for a foreign tax credit or deduction, subject to the applicable conditions and limitations. You are urged to consult your tax advisors regarding the tax consequences in case any PRC tax is imposed on gain on a disposition of the ADSs or Class A ordinary shares, including the availability of the foreign tax credit or a deduction and the election to treat any gain as PRC source, under your particular circumstances.

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

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is timely furnished to the IRS.

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

Foreign Exchange Risk

A substantial portion of the Group’s revenues and expenses are denominated in currencies other than Renminbi. The functional currency of our company, QD Technology Limited, QD Data Limited, Fast Horse Inc. and Fast Horse Express Limited is the U.S. dollar. The functional currency of LAST MILE EXPRESS PTY LTD is the Australian dollar. The functional currency of our subsidiaries in the PRC, the Group VIEs and the Group VIEs’ subsidiaries is the Renminbi. We use Renminbi as our reporting currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the statements of operations. Due to foreign currency translation adjustments, the Group had a foreign exchange loss, net, of RMB7.6 million, and a foreign exchange gain, net, of RMB13.0 million and RMB21.8 million (US$3.1 million) in 2021, 2022 and 2023, respectively.

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

Inflation

Since inception, inflation in China has not materially affected the Group’s results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2021, December 2022 and December 2023 were increases of 1.5%, 1.8% and a decrease of 0.3%, respectively. Although the Group has not been materially affected by inflation in the past, it may be affected if China experiences higher rates of inflation in the future.

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

Payments by Depositary

In 2023, excluding withholding tax, we received US$4.0 million cash payment from Deutsche Bank Trust Company Americas, the depositary bank for our ADR program.

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

As of December 31, 2023, we had used substantially all of the net proceeds received from our initial public offering, which consisted of US$100 million for capital contribution to fund our Dabai Auto business, and US$100 million for investment in Secoo in June 2020, and US$599.6 million to repurchase our outstanding ADSs, including commission paid to brokers.

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

Our management, under the supervision and with the participation of our principal executive officer and our principal accounting officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, as of December 31, 2023. Based on that evaluation, our principal executive officer and principal accounting officer have concluded that our disclosure controls and procedures are effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the Commission.

Management’s Annual Report on Internal Control over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the Exchange Act). Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, it used the criteria established within the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that, as of December 31, 2023, our internal control over financial reporting was effective.

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP has audited the effectiveness of our internal control over financial reporting as of December 31, 2023, as stated in its report, which appears on page F-4 of this annual report on Form 20-F.

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

	For the Year Ended
	December 31,
	2022	2023

	(in thousands of RMB)
Audit Fees(1)	10,370	5,800
Tax Fees(2)	150	424
Total	10,520	6,224
(1)

Audit fees in 2022 include the aggregate fees billed in each of the fiscal period listed for professional services rendered by our independent public accountant for the audit and the agreed upon procedures of our financial statements. Audit fees in 2023 include the aggregate fees billed in each of the fiscal period listed for professional services rendered by our independent public accountant for the audit and the agreed upon procedures of our financial statements.

(2)

Tax fees include the aggregated fees billed in each of the fiscal periods listed for professional services rendered by our independent public accountant for tax compliance, tax advice and tax planning.

The policy of our audit committee or our board of directors is to pre-approve all audit and non-audit services provided by our independent public accountant, including audit and tax services as described above. All of the services of Ernst & Young Hua Ming LLP for 2023 and 2022 described above were in accordance with the audit committee pre-approval policy.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth information about our purchases of outstanding ADSs in 2023:

			Total Number of	Approximate
			ADSs Purchased	Dollar Value of
			as Part of Publicly	ADSs that May
	Total Number of	Average Price	Announced Plans	Yet Be Purchased
Period	ADSs Purchased	Paid per ADS(1)	or Programs(2)	Under the Program(2)
January 2023	5,270,400	US$1.12	5,270,400	US$179,879,331
February 2023	1,335,500	US$1.19	1,335,500	US$178,288,550
March 2023	782,800	US$1.17	782,800	US$177,375,054
April 2023	1,466,200	US$1.20	1,466,200	US$175,613,286
May 2023	-	-	-	US$175,613,286
June 2023	2,057,700	US$1.94	2,057,700	US$171,617,988
July 2023	4,375,300	US$2.22	4,375,300	US$161,902,802
August 2023	5,179,456	US$2.35	5,179,456	US$149,723,763
September 2023	3,770,793	US$2.09	3,770,793	US$141,855,729
October 2023	3,364,119	US$2.00	3,364,119	US$135,133,660
November 2023	1,785,856	US$1.72	1,785,856	US$132,057,889
December 2023	2,482,236	US$2.02	2,482,236	US$127,043,223
Total	31,870,360	US$1.84	31,870,360	US$127,043,223
(1)	Each of our ADSs represents one Class A ordinary share. The average price per ADS is calculated using the execution price for each repurchase excluding commissions paid to brokers.
(2)	We announced a share repurchase program in January 2020, under which we may repurchase up to US$500 million worth of our outstanding ADSs over a period of 30 months (the “2020 Share Repurchase Program”). The repurchases have been through various means, including open market transactions, privately negotiated transactions, tender offers or any combination thereof. The repurchases have been effected in compliance with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, and our insider trading policy. We further announced a share repurchase program in June 2022, under which we may repurchase up to US$200 million worth of our outstanding (i) ADSs and/or (ii) Class A ordinary shares over a period of 24 months starting from June 13, 2022 (the “2022 Share Repurchase Program”). Under the 2022 Share Repurchase Program, we may repurchase our ADSs from time to time through open market transactions at prevailing market prices, privately negotiated transactions, block trades or any combination thereof. In addition, we should effect repurchase transactions in compliance with Rule 10b5-1 and/or Rule 10b-18 under the Securities Exchange Act of 1934, as amended, and our insider trading policy. Both 2020 Share Repurchase Program and 2022 Share Repurchase Program had expired as of the date of this annual report. We further announced a share repurchase program in March 2024, under which we may repurchase up to US$300 million worth of our outstanding (i) ADSs and/or (ii) Class A ordinary shares over a period of 36 months starting from June 13, 2024 (the “2024 Share Repurchase Program”). Under the 2024 Share Repurchase Program, we may repurchase our ADSs from time to time through open market transactions at prevailing market prices, privately negotiated transactions, block trades or any combination thereof. In addition, we will also effect repurchase transactions in compliance with Rule 10b5-1 and/or Rule 10b-18 under the Securities Exchange Act of 1934, as amended, and our insider trading policy. The number of ADSs repurchased and the timing of repurchases will depend on a number of factors, including, but not limited to, share price, trading volume and general market conditions, along with our working capital requirements and general business conditions.

In December 2021, we announced that Mr. Min Luo, the Company’s founder, chairman and chief executive officer, intended to use personal funds to purchase up to US$10 million of our ADSs over the next 12 months. As of the date of this annual report, Mr. Min Luo’s affiliate had purchased a total of US$3.3 million worth of our ADSs. The share purchases may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means in accordance with applicable rules and regulations, including, but not limited to, Rule 10b5-1 and/or Rule 10b-18 under the Securities Exchange Act of 1934, as amended, as well as our insider trading policy.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

ITEM 16J.	INSIDER TRADING POLICIES

Not Applicable.

ITEM 16K.	CYBERSECURITY

Risk Management and Strategy

We have adopted a comprehensive risk management system to manage various risks that we face, including financial risks, operational risks, compliance risks, public opinion risks, risks associated with stability of information technology systems, cybersecurity risks and supplier management risks. Cybersecurity risk management is a core component of our overall risk management framework. We have established an array of risk management procedures to identify, assess and manage such risks, including risk identification, risk assessment, risk control and risk monitoring. We have also implemented procedural design, evaluation mechanism as well as risk grading and liability assessment mechanism to enhance our risk management. Set forth below are measures that we undertake to manage cybersecurity risks.

Cybersecurity Governance Group

We have formed a Cybersecurity Governance Group, which is led by our management and comprised of personnel from our legal department, internal audit, information technology department and various business departments, to carry out cybersecurity risk management. The cybersecurity department is a professional technical team dedicated to managing cybersecurity risks. The cyber-security department is comprised of experts in devising cyber security strategies, conducting security audits of operating source code, tracking and analyzing risks, and solving technology related troubles.

Internal Policies

Preventive Policies

We have adopted the following internal policies and procedures to prevent cybersecurity incidents:

●	Human Resource Recruitment Policy, which mandates background screening for every employee to be carried out by our human resource department before any personnel is employed;

●	The Code of Conduct, Statement of Confidentiality, and Security Policies, established by our human resource department, which set forth the appropriate procedures every employee should follow in handling personal information obtained during the ordinary course of business;

●	Data Classification Policy, which standardizes the management of data classification and protection, and ensures restricted access to confidential data only by authorized personnel;

●	System Access Management Policy, which specifies the operation process of the Group’s information technology system to ensure that access to all application system (including operational and financial critical systems) is properly assigned, monitored and terminated;

●	System Configuration Standards, which set out standards for security-related configuration in operation system and database to ensure the proper configuration and strengthening of the Group’s information infrastructure and softwares;

●	System Password Complexity Standards, which set out procedures relating to control over access control software passwords to enhance the safety and stability of our network space.

Remediation Policies

We have also adopted the following internal policies and procedures to remediate cybersecurity incidents:

●	System Operation Policy, which sets out the procedures for identifying, reporting, responding and handling of cybersecurity incidents to reduce losses caused by cybersecurity incidents and enhance business continuity;

●	System Backup Standards, which standardize the management of data backup (including full and incremental backup) and recovery, and ensures storage of critical data and all system applications and ensures data integrity and accuracy in case of system recovery.

Technical Measures

We have implemented various technical measures, such as real-time monitoring of traffic logs, host-based vulnerability scanning, transmission encryption and authentication, firewalls and intrusion prevention systems, in order to timely identify and address cybersecurity threats and protect the security and integrity of our information technology systems and data stored in our systems.

Engagement of Third-Party Service Providers

We have engaged independent auditors to conduct independent audits and assessments on our compliance with the internal control requirements under the Sarbanes-Oxley Act of 2002, and IT general controls, or ITGC, is an important part of it. ITGC audits cover cybersecurity, including information technology governance, information security (network and data security), access controls, system change management and operation maintenance management.

In addition, to comply with the requirements under the Cybersecurity Law and Data Security Law of the PRC and enhance the security of our information technology systems, we have engaged third-party agencies to perform classifications, filings, assessments and rectifications for hierarchical cybersecurity protection on a periodic basis.

We have adopted third-party security assessment procedures and data outflow control procedures to manage risks from cybersecurity threats associated with our use of any third-party service provider. We perform security assessments on third parties that provide information technology systems to us or have access to our data by assessing their basic data security capabilities, information security compliance and application security vulnerabilities. All data outbound transfers to third parties require internal approval, and upon approval, data shall be transmitted externally via email or other traceable means.

We enter into a Data Security Confidentiality Agreement with third-party suppliers before engaging them to stipulate the cybersecurity responsibilities of such third parties and remediation measures to be taken in the event of cybersecurity incidents. When data are transmitted through API interfaces, we monitor the sensitivity and volume of data involved in API calls and the authority of interfaces through API interface monitoring applications.

Risks from Cybersecurity Threats

As we generate and process a large amount of data through our platform and rely on our information technology systems for our business operations, we face risks associated with cybersecurity threats. For more details, see “Item 4. Information on the Company—D. Risk Factors—Risks Related to Our Business and Industry—Any significant disruption in the Group’s information technology systems, including events beyond our control, could prevent the Group from offering its services and products, thereby reduce the attractiveness of the Group’s services and products and result in a loss of customers”; “—If the Group is unable to protect the confidential information it has access to in its day-to-day operation and adapt to the relevant regulatory framework as to protection of such information, the Group’s business and operations may be adversely affected”; and “—Privacy concerns relating to the Group’s products and services and the use of confidential information could damage our reputation, deter current and potential users and customers from using the Group’s products and services.”

Cybersecurity Governance

Management

Our management is informed about and monitors the prevention, detection, mitigation, and re-mediation of cybersecurity risks and incidents primarily through (i) Cybersecurity Governance Group, (ii) cybersecurity, legal and internal audit departments, and (iii) review and approval of cybersecurity-related policies and procedures.

Cybersecurity Governance Group

Our Cybersecurity Governance Group, led by our management, is in charge of cybersecurity risk management, including assessing and managing material risks from cybersecurity threats, as well as prevention (through implementation of policies and cybersecurity awareness training), detection, mitigation and remediation of cybersecurity incidents. The Cybersecurity Governance Group reports its cybersecurity work to the management through periodic meetings. The Cybersecurity Governance Group is co-led by our chief executive officer.

Mr. Xu has abundant experience in cybersecurity and data security. He was deeply involved in the establishment and management of information security frame-work at those companies. Mr. Xu is in charge of establishing our cybersecurity risk management framework, building up our cybersecurity governance and technical capabilities, covering network border security protection, data security and privacy compliance, and formulating cybersecurity policies and procedures that tailor to the nature of our business, with a focus on prevention, risk control and continuous improvement.

Mr. Yang is experienced in legal affairs. Prior to joining our Company, Mr. Yang served as a director at Xiamen C&D Corporation, responsible for finance, tax and legal affairs. Mr. Yang currently leads our legal department and he is in charge of interpreting and reviewing cybersecurity-related laws, regulations and policies.

Mr. Jiang is experienced in internal audit. Prior to joining our Company, Mr. Jiang served as a manager of Risk Assurance department at PwC, responsible for information technology audit and internal control advisory. Mr. Jiang currently leads our internal audit department to perform internal audits on the implementation of cybersecurity-related policies and procedures.

Cybersecurity, Legal and Internal Audit Departments

Our cybersecurity, legal and internal audit departments also perform different functions with respect to cybersecurity management. The legal department is responsible for interpreting cybersecurity-related laws and regulations and reviewing cybersecurity-related internal policies. The internal audit department is responsible for internal audits on the implementation of cyber-security-related policies and procedures. The internal audit department and the legal department jointly report to our Vice President of Finance. The cybersecurity department is responsible for formulating and implementing cybersecurity-related policies and procedures, and reports to senior director of information technology and leaders of the Cybersecurity Governance Group.

Policy Review and Approval

All cybersecurity-related internal policies shall be reviewed and approved by the management personnel in charge of the proposing department as well as the information technology department prior to adoption.

Based on information obtained through such channels, our management makes assessments of cybersecurity risks and incidents and reports the nature, origin and potential impact of cybersecurity risks and incidents to the board of directors based on an assessment of materiality so that the board can learn about material cybersecurity risks and incidents on a timely basis and make decisions accordingly.

Board of Directors

Our board of directors is responsible for and engaged in the oversight of our continuous efforts in monitoring, assessing and managing the risks associated with cybersecurity threats or incidents. The board reviews reports from management on material cybersecurity risks and incidents and discusses remediation plans with the management.

In addition, our audit committee is responsible for risk assessment and risk management, including risks relating to cybersecurity threats or incidents. The responsibilities of our audit committee include discussing policies with respect to risk assessment and risk management periodically with the management, internal auditors, and independent auditors, and our plans or processes to monitor, control and minimize such risks and exposures.

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

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Han Kun Law Offices

15.2*	Consent of Independent Registered Public Accounting Firm

97.1*	Incentive Compensation Clawback Policy

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

Date: April 29, 2024

QUDIAN INC.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Qudian Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Qudian Inc. (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of comprehensive income/(loss), shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 29, 2024 expressed an unqualified opinion thereon.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to the accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Impairment assessment of long lived assets
Description of the Matter

As of December 31, 2023, the carrying amount of the Company’s long-lived asset was RMB 1,473 million. As described in Note 2 to the consolidated financial statements, the Company evaluates its long-lived assets for recoverability due to net operating losses for the year ended December 31, 2023. As of December 31, 2023, the carrying amount of the Company’s construction in progress, which was the primary asset of the single entity-wide asset group amounted to RMB 1,135 million. The Company utilized a hypothetical development method and market approach to measure the fair value of construction in progress. No impairment loss was recognized as the estimated fair value of the asset group exceeded its carrying value.

Auditing the Company’s valuation of construction in progress involved a high degree of judgment as the significant assumptions underlying the determination of fair value, including selection of comparable properties and the key adjustments made to the identified comparable properties, were based on assumptions affected by the local real estate market.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design of and tested controls over the Company's process for assessing impairment of long-lived assets. For example, we tested controls over the Company’s review of the significant assumptions and methodologies used in the calculation of fair value of the construction in progress.

To test the Company's valuation of construction in progress, our audit procedures included, among others, evaluating the valuation methodologies, significant assumptions used in the valuation, and testing the completeness and accuracy of the underlying data used by the Company in its analyses. We involved our valuation specialists to assist in evaluating the methodologies and significant assumptions described above, and independently recalculated the fair value and compare the result to the Company’s valuation. We also performed a sensitivity analysis around certain key adjustments made to the identified comparable properties to assess the changes to the fair value of the construction in progress resulting from changes in these key adjustments.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2016.

Shanghai, The People’s Republic of China

April 29, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Qudian Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Qudian Inc.’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Qudian Inc. (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of comprehensive income/(loss), shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and our report dated April 29, 2024 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young Hua Ming LLP

Shanghai, The People’s Republic of China

April 29, 2024

QUDIAN INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2022 AND 2023

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		As of December 31,
	Notes	2022	2023
		RMB	RMB	US$
ASSETS:
Current assets: (including amounts from the consolidated trusts of RMB 378,628,769, and RMB nil (US$ nil) as of December 31, 2022 and 2023, respectively)
Cash and cash equivalents		3,486,376,077	7,207,343,478	1,015,133,097
Restricted cash and cash equivalents		86,371,914	59,435,024	8,371,248
Short-term investments	3	4,170,403,914	642,893,540	90,549,661
Time and Structured deposits		1,207,901,521	1,554,120,849	218,893,343
Accounts receivables (net of allowance of RMB nil and RMB 205,489 (US$ 28,943) as of December 31, 2022 and 2023, respectively)	4	—	25,876,818	3,644,674
Short-term finance lease receivables (net of allowance of RMB 21,496 and RMB nil (US$ nil) as of December 31, 2022 and 2023, respectively; including unearned revenue of RMB 11,866 and RMB nil (US$ nil) as of December 31, 2022 and 2023, respectively)	5	1,381,091	—	—
Other current assets (net of allowance of RMB 256,349,242 and RMB 116,860,992 (US$ 16,459,527) as of December 31, 2022 and 2023, respectively)	6	2,106,091,784	670,276,511	94,406,473
Total current assets		11,058,526,301	10,159,946,220	1,430,998,496

The accompanying notes are an integral part of these consolidated financial statements.

QUDIAN INC.

CONSOLIDATED BALANCE SHEETS - continued

AS OF DECEMBER 31, 2022 AND 2023

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		As of December 31,
	Notes	2022	2023
		RMB	RMB	US$
Non-current assets: (including amounts from the consolidated trusts of RMB nil and RMB nil (US$ nil) as of December 31, 2022 and 2023, respectively)
Right-of-use assets		103,142,446	164,584,899	23,181,298
Investment in equity method investee	8	133,058,138	136,804,441	19,268,503
Long-term investments (including amounts measured at fair value of RMB 30,045,542 and RMB 14,445,946 (US$ 2,034,669) as of December 31, 2022 and 2023, respectively)	9	217,045,546	210,591,186	29,661,148
Property and equipment, net (net of allowance of RMB 3,612,025 and RMB 894,274 (US$ 125,956) as of December 31, 2022 and 2023, respectively)	10	773,886,342	1,308,337,725	184,275,514
Intangible assets		9,700,742	3,093,050	435,647
Other non-current assets (net of allowance of RMB 1,453,719 and RMB 1,548,480 (US$ 218,057) as of December 31, 2022 and 2023, respectively)		451,075,872	498,838,377	70,259,916
Total non-current assets		1,687,909,086	2,322,249,678	327,082,026
TOTAL ASSETS		12,746,435,387	12,482,195,898	1,758,080,522

The accompanying notes are an integral part of these consolidated financial statements.

QUDIAN INC.

CONSOLIDATED BALANCE SHEETS - continued

AS OF DECEMBER 31, 2022 AND 2023

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		As of December 31,
	Notes	2022	2023
		RMB	RMB	US$
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings and interest payables (including short-term borrowings and interest payables of the consolidated VIEs without recourse to the Company of RMB 29,062,344 and RMB nil (US$ nil) as of December 31, 2022 and 2023, respectively)	11	29,062,344	—	—
Short-term lease liabilities (including short-term lease liabilities of the consolidated VIEs without recourse to the Company of RMB 6,226,324 and RMB 271,587 (US$ 38,252) as of December 31, 2022 and 2023, respectively)	7	6,311,201	29,937,993	4,216,678
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Company of RMB 283,572,997 and RMB 48,612,158 (US$ 6,846,879) as of December 31, 2022 and 2023, respectively)	12	295,674,975	299,835,945	42,231,010
Income tax payable (including income tax payable of the consolidated VIEs without recourse to the Company of RMB 87,603,805 and RMB 1,644,689 (US$ 231,650) as of December 31, 2022 and 2023, respectively)		90,753,024	111,841,639	15,752,565
Derivative instruments-liability (including derivative instruments-liability of the consolidated VIEs without recourse to the Company of RMB 163,128,402and RMB 79,697,733 (US$ 11,225,191) as of December 31, 2022 and 2023, respectively)		163,128,402	312,870,238	44,066,851
Total current liabilities		584,929,946	754,485,815	106,267,104

The accompanying notes are an integral part of these consolidated financial statements.

QUDIAN INC.

CONSOLIDATED BALANCE SHEETS - continued

AS OF DECEMBER 31, 2022 AND 2023

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		As of December 31,
	Notes	2022	2023
		RMB	RMB	US$
Non-current liabilities:
Long-term borrowings and interest payables (including long-term borrowings and interest payables of the consolidated VIEs without recourse to the Company of RMB 116,249,377 and RMB nil (US$ nil) as of December 31, 2022 and 2023, respectively)	11	116,249,377	—	—
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to the Company of RMB 2,107,470 and RMB nil (US$ nil) as of December 31, 2022 and 2023, respectively)	16	2,117,892	—	—
Long-term lease liabilities (including long-term lease liabilities of the consolidated VIEs without recourse to the Company of RMB 425,964 and RMB 39,083 (US$ 5,505) as of December 31, 2022 and 2023, respectively)	7	425,964	39,759,111	5,599,954
Total non-current liabilities		118,793,233	39,759,111	5,599,954
Total liabilities		703,723,179	794,244,926	111,867,058

The accompanying notes are an integral part of these consolidated financial statements.

QUDIAN INC.

CONSOLIDATED BALANCE SHEETS - continued

AS OF DECEMBER 31, 2022 AND 2023

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		As of December 31,
	Notes	2022	2023
		RMB	RMB	US$
Commitments and contingencies	21
Equity:
Class A Ordinary shares (US$0.0001 par value; 656,508,828 shares authorized, 201,304,881 shares issued and 168,755,154 shares outstanding, as of December 31, 2022; 656,508,828 shares authorized, 201,304,881 shares issued and 137,109,719 shares outstanding, as of December 31, 2023)	22	132,052	132,052	18,599
Class B Ordinary shares (US$0.0001 par value; 63,491,172 shares authorized, 63,491,172 shares issued and outstanding, as of December 31, 2022 and 2023)	22	43,836	43,836	6,174
Treasury shares	23	(486,954,953)	(899,627,520)	(126,709,886)
Additional paid-in capital		4,036,197,237	4,033,145,746	568,056,697
Accumulated other comprehensive loss		(45,960,186)	(24,130,903)	(3,398,767)
Retained earnings		8,539,254,222	8,578,387,761	1,208,240,647
Total Qudian Inc. shareholders’ equity		12,042,712,208	11,687,950,972	1,646,213,464
Total equity		12,042,712,208	11,687,950,972	1,646,213,464
TOTAL LIABILITIES AND EQUITY		12,746,435,387	12,482,195,898	1,758,080,522

The accompanying notes are an integral part of these consolidated financial statements.

QUDIAN INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		For the years ended December 31,
	Notes	2021	2022	2023
		RMB	RMB	RMB	US$
Revenues:
Financing income		1,255,487,959	308,716,991	—	—
Sales commission fee		35,411,010	115,042	—	—
Penalty fee		67,316,352	53,445,376	—	—
Guarantee income		3,934,761	—	—	—
Loan facilitation income and other related income		39,531,049	18,809,073	—	—
Transaction services fee and other related income		151,693,310	113,790,389	—	—
Sales income and others		100,668,099	82,616,493	126,338,353	17,794,385
Total revenues		1,654,042,540	577,493,364	126,338,353	17,794,385
Cost of revenues:
Cost of goods sold		(78,532,651)	(326,888,967)	(27,716,207)	(3,903,746)
Cost of other revenues	13	(220,193,581)	(56,202,270)	(132,397,662)	(18,647,821)
Total cost of revenues		(298,726,232)	(383,091,237)	(160,113,869)	(22,551,567)
Operating expenses:
Sales and marketing		(127,376,379)	(271,611,475)	(3,796,273)	(534,694)
General and administrative		(443,275,523)	(287,457,156)	(273,588,744)	(38,534,169)
Research and development		(141,263,820)	(58,275,392)	(47,763,109)	(6,727,293)
Changes in guarantee liabilities and risk assurance liabilities (including changes in guarantee liabilities amounts of RMB 53,009,582, RMB 37,120,954 and RMB nil (US$nil), change in risk assurance liabilities amounts of RMB 148,592,603, RMB 66,870,069 and RMB nil (US$ nil) for the years ended December 31, 2021, 2022 and 2023, respectively).		201,602,185	103,991,023	—	—
Expected credit reversal /(loss) for receivables and other assets	14	151,816,830	221,121,383	(24,653,548)	(3,472,380)
Impairment loss from other assets		(156,394,433)	(268,926,952)	(5,799,642)	(816,862)
Total operating expenses		(514,891,140)	(561,158,569)	(355,601,316)	(50,085,398)
Other operating income		82,273,807	37,255,254	58,368,285	8,221,001
Income/(loss) from operations		922,698,975	(329,501,188)	(331,008,547)	(46,621,579)
Interest and investment income, net	15.1	129,455,869	112,816,211	255,332,621	35,962,848
(Loss)/gain from equity method investments		(221,798,009)	13,998,022	3,207,384	451,751
Gain/(loss) on derivative instruments	15.2	17,375,517	(70,420,481)	153,834,938	21,667,198
Foreign exchange (loss)/gain, net		(51,356)	250,234	(2,931,704)	(412,922)
Other income		5,213,254	19,832,854	29,004,500	4,085,198
Other expenses		(6,485,205)	(16,599,481)	(5,965,137)	(840,172)

The accompanying notes are an integral part of these consolidated financial statements.

QUDIAN INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS) -- continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		For the years ended December 31,
	Notes	2021	2022	2023
		RMB	RMB	RMB	US$
Net income/(loss) before income taxes		846,409,045	(269,623,829)	101,474,055	14,292,322
Income tax expenses	16	(260,482,067)	(92,428,127)	(62,340,516)	(8,780,478)
Net income/(loss)		585,926,978	(362,051,956)	39,133,539	5,511,844
Less: net loss attributable to noncontrolling interests		(3,147,100)	(87,833)	—	—
Net income/(loss) attributable to Qudian Inc.’s shareholders		589,074,078	(361,964,123)	39,133,539	5,511,844
Earnings/(loss) per share for Class A and Class B ordinary shares:
Basic	17	2.32	(1.47)	0.18	0.03
Diluted	17	2.27	(1.47)	0.18	0.03
Earnings/(loss) per ADS (1 Class A ordinary share equals 1 ADS):
Basic	17	2.32	(1.47)	0.18	0.03
Diluted	17	2.27	(1.47)	0.18	0.03
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	17	253,438,807	246,024,592	217,281,512	217,281,512
Diluted	17	266,292,869	246,024,592	222,222,858	222,222,858
Other comprehensive (loss)/income
Foreign currency translation adjustment		(7,577,408)	13,036,988	21,829,283	3,074,590
Total comprehensive income/(loss)		578,349,570	(349,014,968)	60,962,822	8,586,434
Less: comprehensive loss attributable to noncontrolling interests		(3,147,100)	(87,833)	—	—
Total comprehensive income/(loss) attributable to Qudian Inc.’s shareholders		581,496,670	(348,927,135)	60,962,822	8,586,434

The accompanying notes are an integral part of these consolidated financial statements.

QUDIAN INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	Class A and B				Accumulated		Total
	Ordinary shares			Additional	other comprehensive		Qudian Inc.
	Number of		Treasury	paid-in	loss/foreign currency	Retained	shareholders’	Non-controlling	Total
	Shares Outstanding	Amount	shares	capital	translation adjustment	earnings	equity	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31,2020	253,005,198	175,888	(371,551,131)	4,007,259,660	(51,419,766)	8,315,379,200	11,899,843,851	10,000,000	11,909,843,851
Exercise of share options	729,625	—	25,230,547	(25,229,307)	—	—	1,240	—	1,240
Share-based compensation (Note 20)	—	—	—	35,344,620	—	—	35,344,620	—	35,344,620
Other comprehensive loss	—	—	—	—	(7,577,408)	—	(7,577,408)	—	(7,577,408)
Net income	—	—	—	—	—	589,074,078	589,074,078	(3,147,100)	585,926,978
Balance at December 31,2021	253,734,823	175,888	(346,320,584)	4,017,374,973	(58,997,174)	8,904,453,278	12,516,686,381	6,852,900	12,523,539,281
Repurchase of ordinary shares	(21,696,097)	—	(145,866,006)	—	—	—	(145,866,006)	—	(145,866,006)
Exercise of share options	207,600	—	5,231,637	(5,231,496)	—	—	141	—	141
Share-based compensation (Note 20)	—	—	—	24,053,760	—	—	24,053,760	—	24,053,760
Other comprehensive income	—	—	—	—	13,036,988	—	13,036,988	—	13,036,988
Net loss	—	—	—	—	—	(361,964,123)	(361,964,123)	(87,833)	(362,051,956)
Changes in subsidiaries’ ownership*	—	—	—	—	—	(3,234,933)	(3,234,933)	(6,765,067)	(10,000,000)
Balance at December 31,2022	232,246,326	175,888	(486,954,953)	4,036,197,237	(45,960,186)	8,539,254,222	12,042,712,208	—	12,042,712,208
Repurchase of ordinary shares	(31,870,360)	—	(420,660,053)		—	—	(420,660,053)	—	(420,660,053)
Exercise of share options	224,925	—	7,987,486	(7,987,273)	—	—	213	—	213
Share-based compensation (Note 20)	—	—	—	4,935,782	—	—	4,935,782	—	4,935,782
Other comprehensive income	—	—	—	—	21,829,283	—	21,829,283	—	21,829,283
Net income	—	—	—	—	—	39,133,539	39,133,539	—	39,133,539
Balance at December 31,2023	200,600,891	175,888	(899,627,520)	4,033,145,746	(24,130,903)	8,578,387,761	11,687,950,972	—	11,687,950,972

*The subsidiary is Xiamen Beijing Wanlimu Yijie Growth Technology Co., Ltd.

The accompanying notes are an integral part of these consolidated financial statements.

QUDIAN INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income/(loss)	585,926,978	(362,051,956)	39,133,539	5,511,844
Adjustments to reconcile net income to net cash provided by operating activities:
(Reversal)/provision of expected credit loss for receivables and other assets	(151,816,830)	(221,121,383)	24,653,548	3,472,380
Impairment loss from other assets	156,394,433	268,926,952	5,799,642	816,862
Depreciation and amortization	21,619,246	7,946,648	13,915,526	1,959,961
Amortization of right-of-use assets	77,855,551	56,380,582	27,357,349	3,853,202
Loss on disposal of property and equipment	256,289	8,227,046	2,568,274	361,734
Gain on lease contract termination	—	(55,108,922)	—	—
Accrued interest of convertible senior notes	15,982,460	1,732,915	—	—
Income from the repurchase of convertible senior notes	(12,046,522)	(10,028,456)	—	—
Share-based compensation expense	35,344,620	24,053,760	4,935,782	695,190
Losses/(income) from equity method investments	221,798,009	(13,998,022)	(3,207,384)	(451,751)
Unrealized investment (income)/losses of short-term investments	(17,213,203)	41,288,248	(13,304,022)	(1,873,832)
Investment losses of long-term investments	24,635,329	58,356,978	13,502,789	1,901,828
Investment (income)/losses of derivative instruments	(17,375,517)	180,503,919	(153,834,938)	(21,667,198)
Foreign exchange loss/(gain), net	51,356	(250,234)	2,931,704	412,922
Changes in operating assets and liabilities:
Accounts receivables	31,940,278	44,040,204	(26,082,307)	(3,673,617)
Contract assets	133,132,960	27,996,290	—	—
Deferred tax assets and liabilities	125,293,714	20,860,679	(2,117,892)	(298,299)
Other current and non-current assets	(402,938,535)	254,556,401	395,362,790	55,685,685
Guarantee liabilities	(10,812,329)	(885,303)	—	—
Risk assurance liabilities	(168,294,292)	—	—	—
Operating lease liabilities	(77,467,656)	(29,219,868)	(25,839,863)	(3,639,469)
Other current and non-current liabilities	349,798,672	(41,335,021)	46,245,024	6,513,476
Net cash provided by operating activities	922,065,011	260,871,457	352,019,561	49,580,918
Cash flows from investing activities:
Proceeds from redemption of short-term investments and time and structured deposits	18,799,896,906	16,062,252,248	22,690,772,623	3,195,928,481
Proceeds from redemption of long-term investments	—	—	15,861,577	2,234,056
Proceeds from collection of loan principal	16,368,229,503	6,492,787,117	—	—
Principal collection of finance lease receivables	189,717,720	36,115,570	5,953,915	838,591
Proceeds from disposal of long-term assets	149,084	7,895,615	4,698,769	661,808
Collection of deposits related to derivative instruments	—	—	1,048,095,123	147,621,111
Principal collection of secured lending	—	—	11,775,050	1,658,481
Payments to originate secured lending	—	—	(100,000,000)	(14,084,705)
Purchases of short-term investments and time and structured deposits	(19,796,721,359)	(15,538,749,194)	(19,193,774,685)	(2,703,386,623)
Purchases of property and equipment, intangible assets and land lease right of use asset	(478,432,280)	(273,627,149)	(565,028,199)	(79,582,557)
Purchases of long-term investments	(63,185,197)	(4,161,298)	(22,910,000)	(3,226,806)
Purchases of equity method investment	—	(32,150,000)	—	—
Payments to originate loan principal	(14,636,496,696)	(3,955,464,909)	—	—
Payments of deposits related to derivative instruments	(629,737,680)	(880,068,744)	—	—
Payments of film investment as passive investor	—	(30,000,000)	—	—
Net cash (used in)/ provided by investing activities	(246,579,999)	1,884,829,256	3,895,444,173	548,661,837

QUDIAN INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Proceeds from borrowings	42,896,264	—	—	—
Proceeds from exercise of share options	1,240	141	213	30
Repayment of borrowings	—	—	(145,311,721)	(20,466,728)
Repurchase of ordinary shares	—	(145,866,006)	(420,660,053)	(59,248,729)
Repurchase of convertible senior notes	(119,367,198)	(689,124,926)	—	—
Payments for interest of convertible senior notes	(7,722,291)	—	—	—
Net cash used in financing activities	(84,191,985)	(834,990,791)	(565,971,561)	(79,715,427)
Effect of exchange rate changes	(20,835,203)	18,618,221	12,538,338	1,765,987
Net increase in cash and cash equivalents, and restricted cash and cash equivalents	570,457,824	1,329,328,143	3,694,030,511	520,293,315
Cash and cash equivalents, and restricted cash and cash equivalents at beginning of the year	1,672,962,024	2,243,419,848	3,572,747,991	503,211,030
Cash and cash equivalents, and restricted cash and cash equivalents at end of the year	2,243,419,848	3,572,747,991	7,266,778,502	1,023,504,345
Reconciliation of cash and cash equivalents, and restricted cash and cash equivalents to the consolidated balance sheet
Cash and cash equivalents	2,065,495,008	3,486,376,077	7,207,343,478	1,015,133,097
Restricted cash and cash equivalents	177,924,840	86,371,914	59,435,024	8,371,248
Total cash and cash equivalents, and restricted cash and cash equivalents	2,243,419,848	3,572,747,991	7,266,778,502	1,023,504,345
Supplemental disclosures of cash flow information:
Income taxes paid	137,550,241	59,108,121	43,369,793	6,108,508
Interest expense paid	7,722,291	1,707,057	—	—

The accompanying notes are an integral part of these consolidated financial statements.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

As of December 31, 2023, the Company’s main subsidiaries and VIEs are as follows:

			Percentage of
			legal
			ownership by
		Place of	the
Entity	Date of incorporation	incorporation	Company	Principal activities
Subsidiaries
QD Data Limited (“Qudian HK”)	December 2, 2016	Hong Kong (“HK”)	100%	Investment holding
QD Technology Limited (“Qudian BVI”)	November 23, 2016	British Virgin Islands (“BVI”)	100%	Investment holding
Qufenqi (Ganzhou) Information Technology Co., Ltd. (“Qufenqi Ganzhou”)	September 5, 2016	PRC	100%	Investment holding, research and development
Qudian Inc. Equity Incentive Trust (“Share Based Payment Trust”)	December 30, 2016	HK	Nil	Employee benefits
Qufenqi (HK) Limited (“Qufenqi HK”)	April 28, 2014	HK	100%	Investment holding
Xiamen Qudian Technology Co., Ltd. (“Xiamen Qudian”)	April 1, 2017	PRC	100%	Technology development and service, sale of products
Fast Horse Inc.(“Fast Horse Inc.”, formerly known as Qu Plus Plus Inc)	June 28, 2018	Cayman Islands	100%	Investment holding
Xiamen Happy Time Technology Co., Ltd. (“Xiamen Happy Time”)	September 5, 2018	PRC	100%	Technology development and service
Fast Horse Expresss Limited (“Fast Horse BVI”, formerly known as Qu Plus Plus limited)	June 29, 2018	BVI	100%	Investment holding
Fast Horse (HK) Limited. (“Fast Horse HK”, formerly known as Qu Plus (HK) limited)	May 12, 2020	HK	100%	Investment holding
F&H EXPRESS INC. (“F&H EXPRESS INC.”)	September 29, 2022	USA	100%	Delivery service
LAST MILE EXPRESS PTY LTD (“LAST MILE EXPRESS”)	October 17, 2022	Australia	100%	Delivery service
F&H EXPRESS PTY LTD (“F&H EXPRESS PTY”)	December 9, 2022	Australia	100%	Delivery service
VIEs
Beijing Happy Time Technology Development Co., Ltd. (“Beijing Happy Time”)	April 9, 2014	PRC	Nil	Technology development and service, sale of products
Ganzhou Qudian Technology Co., Ltd. (“Ganzhou Qudian”)	November 25, 2016	PRC	Nil	Technology development service, sale of products and educational services

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

1. Organization - continued

Xiamen Qudian was a VIE of the Company before June 30, 2023. On June 30, 2023, Xiamen Happy Time Technology Co., Ltd. entered into an investment agreement with Xiamen Qudian and invested RMB 99.90 million in Xiamen Qudian to obtain control over Xiamen Qudian. As a result of the investment, the Company continued to consolidate Xiamen Qudian through voting interest model in 2023.

The Company, through the “WFOE” entered into power of attorney and an exclusive call option agreement with the nominee shareholders of the VIEs that gave the WFOE the power to direct the activities that most significantly affect the economic performance of the VIEs and acquire the equity interests in the VIEs when permitted by the PRC laws, respectively. Certain exclusive agreements have been entered into with the VIEs through the WFOE, which obligate the WFOE to absorb a majority of the risk of loss from the VIEs’ activities and entitle the WFOE to receive a majority of their residual returns. In addition, the Company has entered into share pledge agreements for the equity interests in the VIEs held by the nominee shareholders of the VIEs. The Company agreed to provide unlimited financial support to the VIEs for their operations. In addition, pursuant to the resolutions of all shareholders of the Company and the resolutions of the board of directors of the Company (the “Resolutions”), the board of directors of the Company (the “Board of Directors”) or any officer authorized by the Board of Directors (the “Authorized Officer”) shall cause the WFOE to exercise the rights under the power of attorney entered into among the WFOE, the VIEs and the nominee shareholders of the VIEs and the WFOE’ rights under the exclusive call option agreement between the WFOE and the VIEs. As a result of the Resolutions and the provision of unlimited financial support from the Company to the VIEs, the Company has been determined to be most closely associated with the VIEs within the group of related parties and was considered to be the Primary Beneficiary.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

1. Organization - continued

The following is a summary of the VIE Agreements:

(1)	Power of Attorney Agreements:

Pursuant to the power of attorney agreements signed between the VIEs’ nominee shareholders and WFOE, each nominee shareholder irrevocably appointed WFOE as its attorney-in-fact to exercise on each shareholder’s behalf any and all rights that each shareholder has in respect of its equity interest in the VIEs (including but not limited to executing the exclusive right to purchase agreements, the voting rights and the right to appoint directors and executive officers of the VIEs). The agreements are effective and irrevocable as long as the nominee shareholder remains a shareholder of the VIEs.

(2)	Exclusive Call Option Agreements:

Pursuant to the exclusive call option agreements entered into between the VIEs’ nominee shareholders and WFOE, the nominee shareholders irrevocably granted WFOE a call option to request the nominee shareholders to transfer or sell any part or all of its equity interests in the VIEs, or any or all of the assets of the VIEs, to WFOE, or their designees. The purchase price of the equity interests in the VIEs shall be equal to the minimum price required by PRC law. As for the assets of the VIEs, the purchase price should be equal to the book value of the assets or the minimum price as permitted by applicable PRC law, whichever is higher. Without WFOE’s prior written consent, the VIEs and their nominee shareholders shall not amend their articles of association, increase or decrease the registered capital, sell or otherwise dispose of their assets or beneficial interests, create or allow any encumbrance on their assets or other beneficial interests and provide any loans or guarantees, etc. The nominee shareholders cannot request any dividends or other form of assets. If dividends or other form of assets were distributed, the nominee shareholders shall transfer all received distribution to WFOE or their designees. The agreements are not terminated until all of the equity interests of the VIEs have been transferred to WFOE or the person(s) designated by WFOE. None of the nominee shareholders have the right to terminate or revoke the agreements under any circumstance unless otherwise regulated by law.

(3)	Exclusive Business Cooperation Agreements:

Pursuant to the exclusive business cooperation agreements entered into by WFOE and the VIEs and their subsidiaries, WFOE provides exclusive technical support and consulting services in return for fees based on 100% of the VIEs’ profit before tax, which is adjustable at the sole discretion of WFOE. Without WFOE’s consent, the VIEs and their subsidiaries cannot procure services from any third party or enter into similar service arrangements with any other third party, except for those from WFOE. In addition, the profitable consolidated VIEs and their subsidiaries have granted WFOE an exclusive right to purchase any or all of the business or assets of each of the profitable consolidated VIEs and their subsidiaries at the lowest price permitted under PRC law. The agreements are irrevocable or can only be unilaterally revoked/amended by WFOE.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

1. Organization - continued

The following is a summary of the VIE Agreements: - continued

(4)	Equity Interest Pledge Agreements

Pursuant to the equity interest pledge agreements, each nominee shareholder of the VIEs has pledged all of its respective equity interests in the VIEs to WFOE as continuing first priority security interest to guarantee the performance of their and the VIEs’ obligations under the power of attorney agreements, the exclusive call option agreements and the exclusive business cooperation agreements. WFOE is entitled to all dividends during the effective period of the share pledge except as it agrees otherwise in writing. If the VIEs or any of the nominee shareholder breaches its contractual obligations, WFOE will be entitled to certain rights regarding the pledged equity interests, including receiving proceeds from the auction or sale of all or part of the pledged equity interests of the VIEs in accordance with PRC law. None of the nominee shareholders shall, without the prior written consent of WFOE, assign or transfer to any third party, distribute dividends and create or cause any security interest and any liability in whatsoever form to be created on, all or any part of the equity interests it holds in the VIEs. The agreements are not terminated until all of the technical support and consulting and service fees have been fully paid under the exclusive business cooperation agreements and all of VIEs’ obligations have been terminated under the other controlling agreements.

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

The shareholders and the Board of Directors resolved that the Board of Directors or any officer authorized by the Board of Directors shall cause WFOE to exercise its rights under the power of attorney agreements and the exclusive call option agreements when the Board of Directors or the Authorized Officer determines that such exercise is in the best interests of the Company and WFOE to do so.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

Except for the deposits that were held by banks and other institutions, trust beneficiaries and other funding partners (collectively referred to as the “Funding Partners”) as guarantee deposits, all assets of the consolidated trusts, and the collateralization of the land lease right of use asset as described in Note 11, there was no other pledge or collateralization of the VIEs’ assets. Creditors of the VIEs have no recourse to the general credit of the Company, who is the primary beneficiary of the VIEs, through its WFOE. The Company has not provided any financial or other support that it was not previously contractually required to provide to the VIEs during the periods presented. The carrying amounts of the assets, liabilities and the results of operations of the VIEs and VIEs’ subsidiaries are presented in aggregate due to the similarity of the purpose and design of the VIEs and VIEs’ subsidiaries, the nature of the assets in these VIEs and VIEs’ subsidiaries and the type of the involvement of the Company in these VIEs and VIEs’ subsidiaries. The carrying amounts of the assets, liabilities and the results of operations of the VIEs and VIEs’ subsidiaries included in the Company’s consolidated balance sheets and statements of comprehensive (loss) income are as follows:

	As of December 31,
	2022	2023
	RMB	RMB	US$
Amounts due from group companies	109,713,457	1,112,061,344	156,630,564
Other current assets	10,077,615,569	6,685,930,057	941,693,553
Total current assets	10,187,329,026	7,797,991,401	1,098,324,117
Total non-current assets	1,619,591,980	365,557,715	51,487,727
Total assets	11,806,921,006	8,163,549,116	1,149,811,844
Amounts due to group companies	96,930,129	344,028,011	48,455,332
Other current liabilities	569,593,872	130,226,166	18,341,972
Total current liabilities	666,524,001	474,254,177	66,797,304
Total non-current liabilities	118,782,810	39,083	5,505
Total liabilities	785,306,811	474,293,260	66,802,809

The following table sets forth the results of operations of the VIEs included in the Company’s consolidated statements of comprehensive income/(loss):

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Revenues	1,600,712,429	578,002,415	47,770,942	6,728,396
Net income/(loss)	868,473,261	(221,602,406)	(171,107,836)	(24,100,035)

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

1. Organization - continued

The following is a summary of the VIE Agreements: - continued

The table sets forth the cash flows of the VIEs included in the Company’s consolidated statements of cash flows:

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Net cash provided by/ (used in) operating activities	747,408,333	(329,949,497)	1,132,978,031	159,576,618
Net cash provided by/ (used in) investing activities	645,957,049	489,498,990	1,449,584,102	204,169,651
Net cash (used in)/provided by financing activities	(571,156,011)	575,109,678	(111,291,410)	(15,675,067)

The carrying amounts of the assets, liabilities and the results of operations of the VIEs and their subsidiaries are presented in aggregate due to the similarity of the purpose and design of the VIEs and their subsidiaries, the nature of the assets in these VIEs and their subsidiaries and the type of the involvement of the Company in these VIEs and their subsidiaries.

The amounts of the net assets of the VIEs were RMB 11,022 million and RMB 7,689 million (US$ 1,083 million) as of December 31, 2022 and 2023. The creditors of the VIEs’ third-party liabilities did not have recourse to the general credit of the Primary Beneficiary in the normal course of business.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Areas where management uses subjective judgment include, but are not limited to, allowance for loan principal and financing service fee receivables, allowance for finance lease receivables, allowance for contract assets, allowance for other receivables, impairment of other assets, incremental borrowing rates for lease liabilities, share-based compensation, impairment of equity investment, impairment of long-lived assets, valuation allowance for deferred tax assets, uncertain tax positions, and fair value of investments. Actual results could differ from these estimates, and as such, differences may be material to the consolidated financial statements.

Revenue recognition

The Company generates revenues primarily by providing borrowers with merchandise and cash installment credit services, credit facilitation services, transaction services, automobile financing services, ready-to-cook meal sales, educational services and delivery services.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

Revenues from loan facilitation services are recognized when the Company matches borrowers with the Funding Partners and the funds are provided to the borrower. Additionally, revenues from post-origination services are recognized evenly over the term of the loans as the services are performed. The loan facilitation income recognized was RMB 37,028,082, RMB 18,316,858 and RMB nil (US$ nil) for the years ended December 31, 2021, 2022 and 2023, respectively. The post-origination services fee recognized was RMB 2,502,967, RMB 492,215 and RMB nil (US$ nil) for the years ended December 31, 2021, 2022 and 2023, respectively.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies – continued

Revenue recognition – continued

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

The referral services are considered to be the performance obligations in the arrangement. The transaction price is the amount of consideration to which the Company expects to be entitled to in exchange for transferring the promised service to the customer, net of value-added tax. The transaction price allocated to the referral services and post origination services includes variable service fees which are contingent on the borrower making timely repayments to the Funding Partners. Variable consideration is estimated using the expected value method based on historical default rate, current and forecasted borrower repayment trends and is limited to the amount of variable consideration that is probable not to be reversed in future periods. The Company will update its estimate of the variable consideration at the end of each reporting period. The estimation of variable consideration (including the amount of variable consideration constrained) involves significant judgment. Revenues from transaction services are recognized when the Company successfully refers the borrower to the Funding Partner and the Funding Partner provides the funds to the borrower. Revenues from post-origination services are recognized evenly over the term of the loans as the services are performed. The transaction services fee recognized was RMB 131,475,605, RMB 110,912,689 and RMB nil (US$ nil) for the years ended December 31, 2021, 2022 and 2023, respectively. The post-origination services fee recognized was RMB 20,217,705, RMB 2,877,700 and RMB nil (US$ nil) for the years ended December 31, 2021, 2022 and 2023, respectively.

Sales income

The Company recognizes revenue from product sales through its platform of ready-to-cook meal business in “Sales income and others” in consolidated statements of comprehensive income/(loss). The Company’s single performance obligation is to sell products to customers. The Company acts as a principal as it takes control of the products before they are transferred to customers. The Company is also primarily obligated for the products sold to the customers, bears inventory risks and has the latitude in establishing prices. Revenue is measured based on the amount of consideration the Company expects to receive reduced by value-added tax, discounts and estimates for product returns. Product returns are estimated using the expected value method based on historical return patterns. Revenues are recognized at a point in time when the products are accepted by the customers. As of December 31, 2021, 2022 and 2023, estimated product returns were not material.

Educational services income

The Company provides non-academic, junior art and sports educational services, and recognizes tuition revenues beginning in 2021 in “Sales income and others” in consolidated statements of comprehensive income/(loss). Tuition fee is generally collected in advance and initially recorded as prepayments from customers. Revenue is recognized when control of promised services is transferred to the customers in an amount of consideration to which the Company expects to be entitled to in exchange for those services. Tuition revenues are recognized proportionately as the tutoring sessions are delivered. As of December 31, 2021, 2022 and 2023, estimated tuition fee revenue was not material.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies – continued

Revenue recognition - continued

Delivery services income

In 2023, the Company provides “last mile” package delivering service from warehouses to the locations in Australia and New Zealand designated by international delivery customers after the packages were shipped by international delivery customers from China to Australia and New Zealand. Our customers are international delivery channel companies. The Company recognizes such service income in “Sales income and others” in consolidated statements of comprehensive income/(loss). The Company concludes that it acts as a principal in these transactions as the Company is primarily responsible for the delivery of package and has the ability to control the related services. The Company has the ability to control the services provided by delivery drivers as it is responsible for identifying qualifying drivers and directing them to complete the deliveries. Additionally, the Company has ultimate control over the amounts charged to the customers. Revenues resulting from these services are recognized on a gross basis at a fixed rate or a pre-determined amount for each completed delivery, with the amounts paid to the drivers recorded in costs of revenue. These revenues are recognized at the point of delivery of package.

Cost of goods sold

Cost of goods sold primarily consists of the purchase price of products, packaging material and fulfillment expenses, including (i) lease expenses for regional processing centers and outsourcing expenses charged by third-party labor service companies for workers at regional processing centers for ready-to-cook meal business, and (ii) the amounts paid to the drivers for delivery services.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

Short-term investments and structured deposits

Short-term investments include, (i) wealth management products with the intention to sell in the near term which are classified as trading securities and measured at fair value; (ii) wealth management products with original maturities less than one year; (iii) marketable equity securities (level 1) in listed companies and measures them at fair value. For trading securities, the realized investment income and changes in fair value are recognized in interest and investment income in the consolidated statements of comprehensive income/(loss). The banks or trust companies publish the redemption price of wealth management products daily (level 1) or publish their net value on a regular basis (level 2). The products that have fixed interest rates are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity and are recorded at amortized cost.

The Company utilized a forward-looking CECL model to assess the credit loss of financial instruments measured at amortized cost. Based upon the Company’s assessment of various factors, including historical experience, credit quality of the related financial institutions, and other factors that may affect its ability to collect the short-term investment, the Company determined there were no credit losses for the years ended December 31, 2021, 2022 and 2023.

The Company recorded interest income from the held-to maturity investments of RMB 41,999,468, RMB 19,375,505 and RMB 80,693,057 (US$ 11,365,379), and investment income from other short-term investments carried at fair value of RMB 88,393,157, RMB 98,965,612 and RMB 77,394,955 (US$ 10,900,851) in the consolidated statements of comprehensive income/(loss) for the years ended December 31, 2021, 2022, and 2023, respectively.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued

Derivative instruments

In 2022 and 2023, the Company entered into total return swap contracts with CITIC Securities Company Limited (“CITIC”), China International Capital Corporation Limited (“CICC”) and GF Securities Co.,Ltd (“GF”) respectively, for the purpose of generating return from Chinese public companies’ ADSs in the US stock markets. In exchange, the Company paid CITIC,CICC and GF a periodic interest based on LIBOR plus 2.8% or SOFR plus 2.0% or fixed rate published by CICC, CITIC and GF. The Company net settles all total return swap contracts with CICC, CITIC and GF.

The total notional amount of the outstanding contracts was RMB 834,038,316 and RMB 411,567,717 (US$ 57,968,101) as of December 31, 2022 and 2023, respectively. The total return swap contracts can be initiated and terminated upon requests of the Company. The Company accounts for the total return swap contracts in accordance with ASC 815, Derivatives and hedging. The total return swap contracts were measured at fair value, which are primarily based on the change in the market value of the ADSs underlying the total return swap contracts, recorded as earnings. As there is no initial cost associated with the derivative, the net unrealized gain/(loss) represents the derivative’s fair value which is classified as derivative instruments-asset/(liability) within the consolidated balance sheets. The net unrealized investment loss during the year ended December 31, 2022 and 2023 recognized in the comprehensive income/(loss) related to the total return swap contracts were RMB 163,128,402 and RMB 312,870,238 (US$ 44,066,851), respectively.

The total return swap contracts may expose the Company to credit risk to the extent that the counterparty may be unable to meet the terms of the arrangement. The Company mitigates this credit risk by transacting with counterparty with high credit ratings. The Company pledged cash collateral of RMB 834,038,316 and RMB 411,567,717 (US$ 57,968,101) to CITIC, CICC and GF for its total return swap contracts as of December 31, 2022 and 2023, respectively. The Company also prepaid RMB 676,742,849 and RMB 50,143,583 (US$ 7,062,576) to these securities companies for new contracts to be entered into in the future as of December 31, 2022 and 2023 respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

Contract Assets and Account Receivables

Contract assets represent the Company’s right to consideration in exchange for loan facilitation business and transaction services business that the Company has transferred to the customer before payment is due. Account receivables represent the considerations for which the Company has satisfied its performance obligations and has the unconditional right to consideration. The Company assesses contract assets and accounts receivables for impairment in accordance with ASC 326 with the PD and LGD model.

Contract assets as of December 31,2022 and 2023 were RMB nil. Account receivables were RMB nil and RMB 25,876,818 (US$ 3,644,674) as of December 31,2022 and 2023 respectively, net of allowance of RMB nil and RMB 205,489 (US$ 28,943), respectively. There are no remaining unsatisfied performance obligations as of December 31,2022 and 2023, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the specific identification method for the vehicle sales business. Cost is determined using the average cost method for the ready-to-cook meal business and educational services.

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

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method with the residual value based on the estimated useful lives of the class of asset, which range as follows:

	Estimated	Estimated
Category	Useful Life	Residual
Office and electronic equipment	3-10 years	Nil%-5%
Motor vehicles	4 years	5%
Aircraft	10 years	5%
Leasehold improvements	Over the shorter of the expected life of leasehold improvements or the lease term	Nil %

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

Impairment of long-lived assets, including intangible assets with definite lives

The Company evaluates long-lived assets, such as fixed assets, right-of-use assets and construction in progress, for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC Topic 360, Property, Plant and Equipment. When such events occur, the Company assesses the recoverability of the asset group based on the undiscounted future cash flows the asset group is expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset group plus net proceeds expected from disposition of the asset group, if any, is less than the carrying value of the asset group. As of December 31, 2023, as the Company’s long-lived assets are located at the headquarter and being used together by the headquarter staff in centrally managing both its last-mile delivery business and cash management, such long-lived assets are included in a single entity-wide asset group. Within such asset group, construction in progress is considered the primary asset as it is the most significant long-lived asset. If the Company identifies an impairment, the Company reduces the carrying amount of the asset group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. The Company uses estimates and judgments in its impairment tests and if different estimates or judgments had been utilized, the timing or the amount of any impairment charges could be different. The Company evaluates its long-lived assets for recoverability due to net operating losses for the year ended December 31, 2023. The Company utilized hypothetical development method and market approach to measure the fair value of construction in progress. Significant assumptions underlying the determination of fair value include the selection of comparable properties and the key adjustments made to the identified comparable properties, which were based on assumptions affected by local real estate market.

Employee defined contribution plan

Full time employees of the Company in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Company make contributions to the government for these benefits based on a certain percentage of the employee’s salaries. The Company has no legal obligation for the benefits beyond the contributions. The total amount that was expensed as incurred, was RMB 79,010,301, RMB 29,871,441 and RMB 14,321,884 (US$ 2,017,195) for the years ended December 31, 2021, 2022 and 2023, respectively.

Advertising costs

Advertising costs are expensed as incurred in accordance with ASC 720-35, Other Expense-Advertising costs. Advertising costs were RMB 19,047,468, RMB 207,905,890 and RMB 946,664 (US$ 133,335) for the years ended December 31, 2021, 2022 and 2023, respectively. Advertising costs are included in sales and marketing expenses in the consolidated statements of comprehensive income/(loss).

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

Government financial incentives received involved no future conditions or continuing performance obligations of the Company and are recognized as other (expense) income. The Company recognized government grants of RMB 19,472,671,and RMB5,483,308 (US$772,308) during the years ended December 31, 2022 and 2023, respectively, in other operating income, net in the consolidated statements of comprehensive income/(loss).

Value added taxes

Xiamen Youdun Technology Co., Ltd., and Xiamen Youqi Technology Co., Ltd. are small-scale VAT taxpayers with an applicable VAT rate of 3%. The other subsidiaries of the VIEs are all general VAT taxpayers (applicable tax rate: 6% or 13%).

VAT is reported as a deduction to revenue when incurred and amounted to RMB 104,938,590, RMB 80,085,288 and RMB 80,085,288 (US$ 11,611,275) for the years ended December 31, 2021, 2022 and 2023, respectively. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Output VAT receivable net of input VAT payable is recorded in accrued expenses and other current liabilities on the consolidated balance sheets.

Goods and services tax (‘GST’)

Revenues, expenses and assets are recognized net of the amount of associated GST, unless the GST incurred is not recoverable from the Australian Tax Office. In this case it is recognized as part of the cost of the acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the tax authority is included in other receivables or other payables in the balance sheet. Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the tax authority, are presented as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the Australian Tax Office.

Income taxes

The Company recognizes income taxes under the liability method. Deferred income taxes are recognized for differences between the financial reporting and tax bases of assets and liabilities at enacted tax rates in effect for the years in which the differences are expected to reverse. The Company records a valuation allowance against the amount of deferred tax assets that it determines is not more-likely-than-not to be realized. The effect on deferred taxes of a change in tax rates is recognized in earnings in the period that includes the enactment date.

Deferred income taxes are recognized on the undistributed earnings of subsidiaries, which are presumed to be transferred to the parent company and are subject to withholding taxes, unless there is sufficient evidence to show that the subsidiary has invested or will invest the undistributed earnings indefinitely or that the earnings will be remitted in a tax-free liquidation. The Company applies the provisions of ASC Topic 740,

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued

Income taxes - continued

Income Taxes (“ASC 740”), in accounting for uncertainty in income taxes. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Company has elected to classify interest and penalties related to an uncertain tax position (if and when required) as part of income tax expense in the consolidated statements of comprehensive income. In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Company’s PRC subsidiaries. Accordingly, the PRC subsidiaries’ tax years of 2018 – 2023 remain open to examination by the respective tax authorities. The Company may also be subject to the examination of the tax filings in other jurisdictions, which are not material to the consolidated financial statements.

Segment information

In accordance with ASC 280 Segment Reporting (“ASC 280”), the Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews operating results to make decisions about allocating resources and assessing performance for the entire Company. In 2021, 2022 and 2023, the CODM reviewed the consolidated results when making decisions about allocating resources and assessing performance of the Company as a whole, and the Company had only one reportable segment. Because substantially all of the Company’s long-lived assets and revenues are located in and derived from the PRC, geographical segments are not presented.

Fair value measurements of financial instruments

The fair values of cash and cash equivalents, restricted cash and cash equivalent, short-term investments, finance lease receivables, derivative instruments, other receivables (as defined in Note 6), borrowings and other payables in current assets and liabilities are measured at fair value or approximate to their respective fair values because of their short maturities. The carrying amount of the long-term borrowings, approximate to its fair value due to the fact that the related interest rates approximate to the rates currently offered by banks for similar debt instruments of comparable maturities.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

Earnings/(loss) per share

Basic earnings/(loss) per share is computed by dividing the net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period and year presented.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies – continued

Convenience translation for financial statements presentation

Translations of amounts from RMB into US$ for the convenience of the readers were calculated at the exchange rate of RMB 7.0999 per US$1.00 on December 29, 2023, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be converted into US$ at such rate.

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

Significant risks and uncertainties

Currency convertibility risk

A substantial portion of the Company’s revenues and expenses are denominated in currencies other than Renminbi. All foreign exchange transactions take place either through the People’s Bank of China (“PBOC”) or other authorized Funding Partners at exchange rates quoted the PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies – continued

Significant risks and uncertainties - continued

Concentration of credit risk

Financial assets that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investment, derivative instruments, cash collateral for derivatives and other receivables.

Deposits held in mainland China are subject to restrictions on foreign exchange and the ability to transfer cash outside of mainland China. In May 2015, a new Deposit Insurance System (“DIS”) managed by the People’s Bank of China (‘‘PBOC’’) was implemented by the Chinese government. Deposits in the licensed banks in mainland China are protected by DIS, up to a limit of RMB500 thousands.

The Company places its cash and cash equivalents, short-term investments, derivative instruments, cash collateral for derivatives and other receivables with reputable counterparties that have high-credit ratings and quality. There has been no recent history of default in relation to these counterparties. China Merchants Bank Company Limited and CITIC represented 10% or more of the total financial assets for the years ended December 31, 2022, amounted to approximately RMB 1,329 million (US$ 193 million) and RMB 1,354 million (US$196 million), representing 12.02% and 12.24% of the total balances from counterparties, respectively. China Merchants Bank Company Limited and China Guangfa Bank Co., Ltd. represented 25% and 9% of the total financial assets for the years ended December 31, 2023, amounted to approximately RMB 2,567 million (US$362 million) and RMB 936 million (US$132 million), respectively.

Borrower default risk

Financial assets that potentially expose the Company to borrower default risk are finance lease receivables.

The Company manages borrower default risk on their payment for finance lease receivables by performing credit assessments on its borrowers and its ongoing monitoring of the outstanding balances. No receivables from a borrower represented 10% or more of the finance lease receivables as of December 31, 2022 and 2023.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies – continued

Recently Adopted Accounting Pronouncements

In March 2022, the Financial Accounting Standards Board (“FASB”) issued ASU 2022- 02, Financial Instruments — Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures, which eliminates the recognition and measurement guidance for troubled debt restructurings (TDRs) for companies that have adopted ASU 2016-13 (Topic 326) and adds requirements for enhanced disclosures for modifications made to borrowers experiencing financial difficulty. The amendments also require public business entities to present current period gross write-offs by year of origination in vintage disclosures. The Company adopted this standard on January 1, 2023.There was no material impact to the Company’s financial position or results of operations upon adoption.

Recent Accounting Pronouncements: Issued but not effective

In June 2022, the FASB issued ASU 2022-03, Fair Value Measurement (Topic 480): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions, which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered when measuring fair value. Recognizing such a restriction as a separate unit of account is also not permitted. The guidance will be applied prospectively, with special transition provisions for entities that qualify as investment companies under ASC 946. The guidance is effective for all public business entities for fiscal years beginning after 15 December 2023, and interim periods within those fiscal years. For all other entities, it is effective for fiscal years beginning after 15 December 2024, and interim periods within those fiscal years. Early adoption is permitted for all entities. The Company is currently in the process of evaluating the impact of adopting ASU 2022-03 on its consolidated financial statements and related disclosure.

In November 2023, the FASB issued Accounting Standards Update (“ASU”) No. 2023-07, Segment Reporting: Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which focuses on improving reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. A public entity shall disclose for each reportable segment the significant expense categories and amounts that are regularly provided to the CODM and included in reported segment profit or loss. ASU 2023-07 also requires public entities to provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually. Public entities with a single reportable segment have to provide all the disclosures required by ASC topic 280, including the significant segment expense disclosures. Entities are permitted to disclose more than one measure of a segment’s profit or loss if such measures are used by the CODM to allocate resources and assess performance, as long as at least one of those measures is determined in a way that is most consistent with the measurement principles used to measure the corresponding amounts in the consolidated financial statements. ASU 2023-07 is applied retrospectively to all periods presented in financial statements, unless it is impracticable. This update will be effective for the fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is currently in the process of evaluating the disclosure impact of the adoption.

In December 2023, the FASB issued ASU 2023-09, Improvements to income tax disclosures (“ASU 2023-09”), which requires entities to provide additional information in the rate reconciliation and additional disclosures about income taxes paid. The ASU 2023-09 also eliminates certain existing requirements related to uncertain tax positions and unrecognized deferred tax liabilities and replaces the term “public entity” with “public business entity” (PBE) in ASC 740. This update will be effective for the company’s fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is currently in the process of evaluating the disclosure impact of adopting ASU 2023-09.

In March 2024, the Securities and Exchange Commission issued The Enhancement and Standardization of Climate-Related Disclosures for Investors, which requires entities to provide information of certain climate-related information. This update will be effective for the Company’s fiscal years beginning in 2027. The Company is currently in the process of evaluating the disclosure impact.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

3. Short-term investments

The following table presents short-term investments classification as of December 31, 2022 and 2023.

	As of December 31,
	2022	2023
	RMB	RMB	US$
Debt securities:
Wealth management products issued by banks or trust companies	3,951,197,465	350,164,305	49,319,611
Equity securities:
Marketable equity securities	219,206,449	292,729,235	41,230,050
Short-term investments	4,170,403,914	642,893,540	90,549,661

4. Accounts Receivables

4.1 Accounts receivables consist of the following:

	As of December 31,
	2022	2023
	RMB	RMB	US$
Accounts receivables	—	26,082,307	3,673,617
Allowance for credit losses	—	(205,489)	(28,943)
Accounts receivables, net	—	25,876,818	3,644,674

4.2 Movements of allowance for accounts receivables for the years ended December 31,2022 and 2023 are as follows:

	As of December 31,
	2022	2023
	RMB	RMB	US$
Balance at the beginning of the year	—	—	—
Additions	—	205,489	28,943
Charge-offs	—	—	—
Balance at the end of the year	—	205,489	28,943

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

5. Finance lease receivables

5.1 Finance lease receivables consist of the following:

	As of December 31,
	2022	2023
	RMB	RMB	US$
Gross investment in finance lease receivables	1,414,453	—	—
Less: unearned income	(11,866)	—	—
Net investment in finance lease receivables	1,402,587	—	—
Less: allowance for finance lease receivables	(21,496)	—	—
Finance lease receivables, net	1,381,091	—	—

5.2 The following table presents nonaccrual finance lease receivables as of December 31, 2022 and 2023.

	As of December 31,
	2022	2023
	RMB	RMB	US$
Nonaccrual finance lease receivables	15,143	—	—
Less: allowance for nonaccrual financial lease receivables	(3,110)	—	—
Nonaccrual finance lease receivables, net	12,033	—	—

5.3 The following table presents the aging of past-due finance lease receivables as of December 31, 2022:

	1-30	31-60	61-90	90-120	120-150	150-180	Total past
	days	days	days	days	days	days	due	Current	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Finance lease receivables	78,279	29,943	9,352	—	3,920	11,223	132,717	1,269,870	1,402,587

As of December 31, 2022, all finance lease receivables which are past due 90 days or more are nonaccrual.

As of December 31, 2023, the amount of finance lease receivables was RMB nil.

5.4 The following table presents the future minimum lease payments to be received:

	Less than 1 year	1 – 2 years	2 – 3 years	3 – 4 years	Total
	RMB	RMB	RMB	RMB	RMB
As of December 31, 2022
Finance lease receivables	1,414,453	—	—	—	1,414,453

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

5. Finance lease receivables - continued

5.5 Movements of allowance for finance lease receivables for the years ended December 31, 2022 and 2023 are as follows:

	As of December 31,
	2022	2023
	RMB	RMB	US$
Balance at the beginning of the year	5,142,488	21,496	3,117
Reverse	(5,086,116)	(4,954,732)	(697,860)
Charge-offs	(34,876)	(21,496)	(3,117)
Recovery	—	4,954,732	697,860
Balance at the end of the year	21,496	—	—
Evaluated for impairment on a portfolio basis	21,496	—	—

6. Other current assets

Other current assets consist of the following:

		As of December 31,
		2022	2023
		RMB	RMB	US$
Prepayment		15,108,499	21,956,225	3,092,470
Inventory	6.1	116,711,168	10,383,964	1,462,551
Deposits in trust protection fund	6.2	13,501,146	—	—
Receivables from third party payment service providers	6.3	3,415,532	7,833,192	1,103,282
Receivables from Funding Partners and other service providers		34,738,492	25,848,011	3,640,616
Receivable from broker for derivative collateral	6.4	834,038,316	411,567,717	57,968,101
Deposits prepaid to securities companies	6.4	676,742,849	50,143,583	7,062,576
Receivables from trust companies	6.5	293,543,842	—	—
Others	6.6	374,641,182	259,404,811	36,536,404
Total		2,362,441,026	787,137,503	110,866,000
Less: Allowance for other current assets		(256,349,242)	(116,860,992)	(16,459,527)
		2,106,091,784	670,276,511	94,406,473

6.1The Company’s inventory mainly consists of inventories in educational services, repossessed vehicles, and products and packing materials to be sold in ready-to-cook meal business. Due to poor market response, these businesses had been wound down and the Company had recognized an impairment charge of RMB 81 million and RMB 0.24 million for the year ended December 31, 2022 and 2023, respectively.

6.2According to the relevant PRC regulations, the consolidated trusts are required to deposit 1% of the trusts’ capital to the trust protection fund, which will be released when the trusts are liquidated. The company has collected all the deposit as of December 31,2023.

6.3The Company has accounts with third-party payment service providers mainly to overseas payment. The balance of receivables from third-party payment service providers is unrestricted as to withdrawal and use and readily available to the Company on demand.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

6. Other current assets - continued

6.4Receivable from broker for derivative collateral is cash collateral pledged by the Company into the accounts of securities companies for its total return swap contracts. Deposit prepayment is prepaid to securities companies for new contracts to be entered into in the future.

6.5Receivables from trust companies are the funds to be distributed back by the trust companies due to the liquidation of the trust plans.

6.6Others include borrowings to third - party individuals of RMB 85 million and RMB 76 million as of December 31, 2022 and 2023, respectively. Maturity dates of these borrowings range from January 15, 2022 to July 1, 2026, and the interest rates range from 0.00% to 5.50%. The borrowings are partially secured by certain financial and real estate assets. The individually assessed allowance of these borrowings was RMB 7 million and RMB 30 million as of December 31, 2022 and 2023, respectively. Others also include a two-year borrowing issued on August 15, 2023 with an interest rate of 6.8%, which is secured by an aircraft as collateral. The portion with a maturity date of more than one year is disclosed in other non-current assets.

Other receivables as referred to in the “Fair value measurements of financial instruments” accounting policy consist of accounts receivables, deposits in trust protection fund, receivables from third party payment service providers, receivable from broker for derivative collateral, deposits prepaid to securities companies, receivables from trust companies and others.

Allowance for other current assets consists of the following:

	As of December 31,
	2022	2023
	RMB	RMB	US$
Balance at the beginning of the year	201,242,068	256,349,242	36,106,036
Additions	72,112,392	29,879,226	4,208,401
Charge-offs	(17,005,218)	(169,367,476)	(23,854,910)
Balance at the end of the year	256,349,242	116,860,992	16,459,527

7. Leases

Sales-type leases

Sales-type lease income recognized consists of the following:

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Financing income	5,502,703	337,355	—	—

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

7. Leases - continued

Operating lease arrangements

The Company leases certain office premises and overseas warehouses under non-cancelable leases, and an operating lease arrangement with the local government of Xiamen for land. Lease costs under operating leases for the years ended December 31, 2021, 2022 and 2023 were RMB 80,884,049, RMB 56,019,089 and RMB 27,357,349 (US$ 3,863,541), respectively.

Future minimum lease payments under non-cancelable operating lease agreements consist of the following as of December 31, 2022 and 2023:

	As of December 31,
	2022	2023
	RMB	RMB	US$
1 year (Including 1 year)	7,217,720	33,802,951	4,761,045
1 year to 2 years (Including 2 years)	418,138	23,258,088	3,275,833
2 years to 3 years (Including 3 years)	33,840	14,737,167	2,075,687
3 years to 4 years (Including 4 years)	1,151	4,802,888	676,473
4 years to 5 years (Including 5 years)	—	3,982,687	560,950
Over 5 years	—	934,146	131,572
Total lease payments	7,670,849	81,517,927	11,481,560
Less: imputed interest	933,684	11,820,823	1,664,928
Present value of lease liabilities	6,737,165	69,697,104	9,816,632

The Company’s operating lease commitments have no renewal options, rent escalation clauses and restriction or contingent rents as of December 31, 2022 and 2023. The weighted average discount rate as of December 31,2022 and 2023 is 3.08%, and 6.52%, respectively. The weighted average remaining lease term as of December 31,2022 and 2023 is 11 months and 36 months, respectively. Lease payments of over 5 years were increased from RMB nil to RMB 934,146 as of December 31, 2023 due to the increase of lease contracts for last-mile delivery service.

Supplemental lease cash flow disclosures

	For the years ended December 31,
	2022	2023
	RMB	RMB	US$
Cash payments for operating leases	49,405,583	25,839,863	3,639,469
Operating ROU assets released in exchange for operating lease liabilities	543,534,687	26,602,626	3,746,903
Operating ROU assets obtained in exchange for new operating lease liabilities	375,303,436	115,402,428	16,254,092

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

8. Investment in equity method investee

The Company subscribed for 3.02% to 99.99% of the registered capital of four limited partnerships for RMB 88 million and RMB 89 million as of December 31, 2022 and 2023. The carrying amounts of all investments in equity method investee were RMB 133 million and RMB 137 million (US$ 19 million) as of December 31, 2022 and 2023, respectively.

On June 3, 2020, the Company agreed to acquire up to 10,204,082 Class A ordinary shares of Secoo Holding Limited for a price of US$ 9.80 per Class A ordinary share. The total aggregate purchase price was US$ 100 million. Secoo Holding Limited operates an integrated online and offline platform that sells high-end lifestyle products and services and its American depositary shares (“ADS”) are listed on the NASDAQ under the code “SECO”. Two ADS represents one Class A ordinary share. The transaction was closed on June 17, 2020. The Company determined that it had significant influence of SECO. The aggregate Class A ordinary shares purchased by the Company represented 28.89% of the total ordinary shares, and the Company’s Vice President, Ms. Qi Zhu, was appointed to SECO’s Board. The Company elected to measure SECO at fair value. The Company ceases equity method accounting for SECO as the Company represents less than 20% voting share and Qi Zhu resigned from the post of director as of December 28, 2021. SECO is accounted for as long-term investment measured at fair value as of December 31, 2021. Changes in fair value of RMB 251,634,432 were recorded in the consolidated statement of comprehensive income/(loss) for the period from January 1, 2021 to December 28, 2021.

9. Long-term investments

The balance of long-term investments was RMB 217 million and RMB 211 million (US$ 30 million) as of December 31, 2022 and 2023, respectively. There were no observable price changes for all equity investments in 2022 and 2023. Impairment charges recognized on equity investment without readily determinable fair value were RMB 219 million, RMB 27 million, RMB 8 million (US$ 1 million) for the years ended December 31, 2021, 2022 and 2023, respectively.

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

The Company ceases equity method accounting for SECO and accounted for it as a long-term investment measured at fair value through profit or loss upon transfer of investment category in 2021. Changes in fair value of RMB 12 million (US$ 2 million) were recorded in the consolidated statement of comprehensive income/(loss) for the period from December 28 to December 31, 2021.The Company sold all Secoo Holding Limited Class A ordinary shares in February and March of 2023 and realized RMB 10 million (USD 1.5 million) investment loss. There was no balance of SECO shares at the end of 2023.

In 2022, the Company identified significant cumulative loss for some equity investments accounted for using the measurement alternative. The Company used unobservable inputs in the valuation methodologies to determine the fair value such as comparable companies’ multiples and discount for lack-of-marketability and recognized an impairment loss of RMB 27 million for the year ended December 31, 2022. In 2023 the Company identified significant deterioration in the business prospects of certain investees and recognized an impairment loss of RMB 8 million (US$ 1 million) for the year ended December 31, 2023

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

10. Property and equipment, net

	As of December 31,
	2022	2023
	RMB	RMB	US$
Construction in progress	767,221,882	1,134,688,427	159,817,523
Leasehold improvements	28,943,095	13,615,929	1,917,763
Office and electronic equipment	9,965,437	7,774,324	1,094,991
Motor vehicles	10,572,823	13,313,052	1,875,104
Aircraft	—	175,367,530	24,700,000
Property and equipment, gross	816,703,237	1,344,759,262	189,405,381
Less accumulated depreciation	39,204,870	35,527,263	5,003,911
Less allowance	3,612,025	894,274	125,956
Property and equipment, net	773,886,342	1,308,337,725	184,275,514

Depreciation expense, for the years ended December 31, 2021, 2022 and 2023, was RMB 18 million, RMB 6 million and RMB 14 million (US$ 2 million), respectively.

For the years ended December 31, 2021, 2022 and 2023, the interest cost incurred and capitalized was RMB 7 million, RMB 7 million and RMB 2 million (US$ 0.31 million), respectively.

In May, 2023, the Company purchased an aircraft for RMB 175 million for business expansion purposes. The depreciation expense for the year was RMB 9 million, and the net value of the aircraft was 166 million at December 31, 2023.

For the years ended December 31, 2022 and 2023, the Company had respectively recorded a charge of RMB 158,713,927 and RMB nil of leasehold improvements in the consolidated statement of comprehensive income/(loss). According to the changes of the Company’s plan and executive management team that occurred during 2022, the Company has closed all of the educational service activity centers and written off all of leasehold improvements and construction in progress in connection with educational service.

Due to the termination of educational services and the wind-down of the ready-to-cook meal business, the Company disposed of equipments in 2022 and 2023. As of December 31, 2022 and 2023, the carrying amounts of the disposed property and equipment were RMB 9,611,937 and RMB 2,817,196 (US$ 396,794), respectively. The loss from disposal of property and equipment was RMB 8,227,046 and RMB 2,568,274 (US$ 361,734) for the years ended December 31, 2022 and 2023, respectively.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

11. Short-term and long-term borrowings

In November 2019, the Company entered into a revolving credit facility with several banks. The credit facility enables the Company to borrow RMB1,200 million to be used for the construction of the Company’s office building and innovation center. The credit facility initially expires in eight years and is guaranteed by Xinjiang Qudian Technology Co., Ltd. and Qufenqi (Ganzhou) Information Technology Co., Ltd. and collateralized by the land lease right of use asset which has a carrying amount of RMB 95.65 million (US$ 13.87 million) as of December 31, 2022. Drawdowns from the credit facility will incur interest at a rate equal to the Loan Prime Rate (“LPR”) plus 0.295%. The Company has early repaid all borrowings in April, 2023 and the credit facility has been early terminated.

12. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2022	2023
	RMB	RMB	US$
Accrued payroll	1,030,216	1,077,834	151,810
Tax payables	47,276,768	4,553,304	641,319
Payable to suppliers	52,627,693	109,331,440	15,399,011
Payable to external service providers	55,247,794	26,282,851	3,701,862
Payable to funding partner	84,635,053	79,295,374	11,168,520
Business deposits	7,959,080	6,282,315	884,846
Others	46,898,371	73,012,827	10,283,642
	295,674,975	299,835,945	42,231,010

13. Cost of other revenues

Cost of other revenues consists of the following:

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Delivery cost	—	—	131,685,885	18,547,569
Other costs*	220,193,581	56,202,270	711,777	100,252
	220,193,581	56,202,270	132,397,662	18,647,821

* Other costs include commission expenses, salaries and cost of educational services.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

14. Expected credit loss/(reversal) for receivables and other assets

Expected credit loss/(reversal) for receivables and other assets consists of the following:

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Reversal for loan principal and financing service fee receivables	(195,177,565)	(209,396,631)	—	—
Reversal for finance lease receivables	(16,452,740)	(5,086,116)	(4,954,732)	(697,860)
Reversal for contract assets	(87,784)	(31,168)	—	—
Expected credit loss for accounts receivables	—	—	199,711	28,129
Expected credit loss/(reversal) for other current assets	59,901,259	(8,061,187)	29,314,107	4,128,806
Expected credit loss for other non-current assets	—	1,453,719	94,462	13,305
	(151,816,830)	(221,121,383)	24,653,548	3,472,380

15.1 Interest and investment income, net

Interest and investment income, net consists of the following:

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Unrealized investment income/(loss) of short-term investments	8,078,064	(40,405,563)	(202,012,339)	(28,452,843)
Realized investment income of short-term investments	116,288,421	154,931,404	300,705,577	42,353,495
Unrealized investment (loss)/income of long-term investments	(24,635,329)	(58,356,978)	645,974,321	90,983,580
Realized investment (loss)/income of long-term investments	—	(8,550,287)	(659,477,110)	(92,885,408)
Investment income of structured deposits	6,026,140	3,815,277	59,394,774	8,365,579
Interest income	27,634,511	54,793,874	110,747,398	15,598,445
Income from the repurchase of convertible senior notes	12,046,522	10,028,456	—	—
Interest expense of convertible senior notes	(15,982,460)	(3,439,972)	—	—
	129,455,869	112,816,211	255,332,621	35,962,848

15.2 Gain/(loss) on derivative instruments

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Unrealized investment income/(loss) of derivative instruments	17,375,517	(180,503,919)	(149,741,836)	(21,090,696)
Realized investment income of derivative instruments	—	110,083,438	303,576,774	42,757,894
	17,375,517	(70,420,481)	153,834,938	21,667,198

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

16. Income taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company, Fast Horse Inc and WLM Kids Inc. are not subject to tax on income or capital gain arising in Cayman Islands. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Under the current laws of the BVI, Qudian BVI, Fast Horse BVI and WLM Kids Limited are not subject to tax on income or capital gains. In addition, upon payments of dividends by these companies to their shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

Qudian HK, Qufenqi HK, Fast Horse HK, Qu Plus Plus (HK) Limited, WLM Kids (HK) Limited, Qudian Fresh (HK) Limited, Qudian Cuisine (HK) Limited, Qudian Daily Food (HK) Limited and Qudian Chief (HK) Limited are incorporated in Hong Kong and are subject to Hong Kong profits tax of 16.5% on their activities conducted in Hong Kong.

Australia

LAST MILE EXPRESS, F&H EXPRESS PTY and Fast Horse Rental Pty Ltd are incorporated in Australia and are subject to a federal tax rate of 30% on their taxable income.

PRC

The Company’s subsidiaries, VIEs and subsidiaries of the VIEs domiciled in the PRC are subject to the statutory rate of 25%, in accordance with the Enterprise Income Tax law (the ‘‘EIT Law’’), which was effective since January 1, 2008 except for the following entity which is eligible for a preferential tax rate.

Xiamen Qudian Technology Co., Ltd. was qualified as High and New Technology Enterprise and was subject to a preferential statutory tax rate of 15% in 2020 and 2021.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

16. Income taxes - continued

The current and deferred components of income tax expenses which were substantially attributable to the Company’s PRC subsidiaries, VIEs and subsidiaries of the VIEs, are as follows:

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Current income tax expenses	135,188,353	71,567,448	64,458,408	9,078,777
Deferred income tax expenses	125,293,714	20,860,679	(2,117,892)	(298,299)
Total income tax expenses	260,482,067	92,428,127	62,340,516	8,780,478

The principal components of the deferred tax assets and liabilities are as follows:

	As of December 31,
	2022	2023
	RMB	RMB	US$
Non-current deferred tax assets
Allowance for loan principal and financing service fee receivables	18,465,206	19,785,153	2,786,681
Allowance for finance lease receivable	8,944,994	7,706,311	1,085,411
Allowance for other current assets	53,566,319	30,286,267	4,265,731
Impairment loss from long-lived assets	22,131,541	539,153	75,938
Guarantee liabilities	100,082,625	3,517,157	495,381
Share-based compensation	35,798,102	33,692,676	4,745,514
Fair value change on investments	67,969,700	67,463,987	9,502,104
Fair value change on financial assets	34,319,462	82,220,720	11,580,546
Lease liabilities	1,675,482	18,156,568	2,557,299
Advertising cost	35,811,815	23,090,520	3,252,232
Uncollected revenue	4,501,793	4,798,460	675,849
Outside basis difference	44,907,609	19,604,247	2,761,200
Net operating loss carry forwards	746,950,201	775,049,194	109,163,396
Less: valuation allowance	(1,100,270,879)	(1,008,969,418)	(142,110,370)
Total non-current deferred tax assets net of valuation allowance	74,853,970	76,940,995	10,836,912
Net non-current deferred tax assets	—	—	—
Non-current deferred tax liabilities
Right-of-use assets	(1,864,922)	(18,572,655)	(2,615,904)
Fair value change on financial assets	(63,732,300)	(58,368,340)	(8,221,008)
Unallocated revenue	(11,374,640)	—	—
Total non-current deferred tax liabilities	(76,971,862)	(76,940,995)	(10,836,912)
Net non-current deferred tax liabilities	(2,117,892)	—	—

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

16. Income taxes - continued

The Company operates through its subsidiaries, VIEs and subsidiaries of the VIEs and valuation allowance is considered on an individual entity basis. The Company recorded full valuation allowance against deferred tax assets of those entities that were in a three-year cumulative financial loss and/or are not forecasting profits in the near future as of December 31, 2022 and 2023. In making such determination, the Company also evaluated a variety of factors including the Company’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

As of December 31,2022 and 2023, the Company had net operation loss (the “NOL”) of RMB 3,024 million and RMB 3,142 million (US$ 443 million), mainly from its PRC, Hong Kong and Australian subsidiaries, which can be carried forward to offset future taxable income. The PRC subsidiaries’ net operating losses will expire from years 2024 to 2028 if not utilized. Net operating losses from Hong Kong and Australian subsidiaries can be carried forward with no expiration date.

Reconciliation between the income taxes expense computed by applying the PRC statutory tax rate to profit before income taxes and the actual provision for income taxes is as follows:

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Profit (loss) before income tax	846,409,045	(269,623,829)	101,474,055	14,292,322
PRC statutory income tax rate	25%	25%	25%	25%
Income tax at statutory tax rate	211,602,261	(67,405,957)	25,368,514	3,573,081
Effect of different tax rates	(60,256,708)	12,944,788	(25,070,403)	(3,531,092)
Tax exempted income	—	—	(198,231)	(27,920)
Outside basis difference	—	(109,594,486)	(215,985,749)	(30,420,956)
Expenses not deductible for tax purposes	62,168,979	12,666,674	36,882,867	5,194,842
Adjustment on current income tax of the previous periods	8,525,032	(18,081,862)	(18,394,143)	(2,590,761)
Deferred only adjustment	26,769,243	—	—	—
Non-deductible guarantee liability:	—	—	93,833,446	13,216,164
Write-off of NOL and others due to liquidations:	—	—	252,778,471	35,603,103
Research and development super-deduction	(19,928,755)	—	—	—
Tax rate change	(105,024,051)	—	—	—
Withholding income tax	—	—	4,427,205	623,559
Changes in valuation allowance	136,626,066	261,898,970	(91,301,461)	(12,859,542)
Income tax expenses	260,482,067	92,428,127	62,340,516	8,780,478

As of December 31, 2023, the Company intends to permanently reinvest partial of the undistributed earnings from foreign subsidiaries to fund future operations. As of December 31, 2023, the total amount of undistributed earnings from its PRC subsidiaries as well as VIEs is RMB 11,574 million (US$ 1,630 million). The amount of unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries is not determined because such a determination is not practicable.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

16. Income taxes - continued

Unrecognized Tax Benefit

As of December 31, 2022 and 2023, the Company recorded an unrecognized tax benefit of RMB nil and RMB nil (US$ nil) respectively, of which RMB nil and RMB nil (US$ nil) are presented on a net basis against the deferred tax assets related to tax loss carry forwards on the consolidated balance sheets. It is possible that the amount of uncertain tax position will change in the next twelve months; however, an estimate of the range of the possible outcomes cannot be made at this moment. As of December 31, 2023, unrecognized tax benefits of RMB nil (US$ nil), if ultimately recognized, will impact the effective tax rate. A reconciliation of the beginning and ending amount of unrecognized tax benefit was as follows:

	For the years ended December 31,
	2022	2023
	RMB	RMB	US$
Balance at beginning of the year	2,588,962	—	—
Additions	—	34,580,410	4,870,549
Decreases	(2,588,962)	(34,580,410)	(4,870,549)
Balance at end of the year	—	—	—

As of December 31, 2022 and 2023, the Company did not record any interest expense and penalty accrued in relation to the unrecognized tax benefit in income tax expense.

In general, the PRC tax authority has up to five years to conduct examinations of the Company’s tax filings. Accordingly, as of December 31, 2023, the tax years ended December 31, 2018 through the period ended as of December 31, 2023 reporting date for the Company’s PRC subsidiaries remain open to examination by the PRC tax authorities. For the non-PRC entities, the tax years ended December 31, 2017 through period ended December 31, 2023 remain open to examination by tax authorities.

17. Earnings/(loss) per share

The following table sets forth the computation of basic earnings/(loss) per share for the years ended December 31, 2021, 2022 and 2023:

	For the years ended December 31,
	2021		2022		2023
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
	Class A	Class B	Class A	Class B	Class A	Class A	Class B	Class B
Earnings/(loss) per share – basic:
Numerator:
Allocation of net income/(loss) attributable to Qudian Inc. for basic computation	441,499,980	147,574,098	(268,552,622)	(93,411,501)	27,698,446	3,901,245	11,435,093	1,610,599
Millions of Shares (denominator):
Weighted average number of ordinary share outstanding – basic	189.95	63.49	182.53	63.49	153.79	153.79	63.49	63.49
Denominator used for basic earnings per share	189.95	63.49	182.53	63.49	153.79	153.79	63.49	63.49
Earnings/(loss) per share – basic	2.32	2.32	(1.47)	(1.47)	0.18	0.03	0.18	0.03

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

17. Earnings/(Loss) per share - continued

The following table sets forth the computation of diluted earnings/(loss) per share for the years ended December 31, 2021, 2022 and 2023:

	For the years ended December 31,
	2021		2022		2023
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
	Class A	Class B	Class A	Class B	Class A	Class A	Class B	Class B
Earnings/(loss) per share – diluted:
Numerator:
Interest charges applicable to the Convertible Senior Notes	12,171,824	3,810,636	—	—	—	—	—	—
Allocation of net income/(loss) attributable to Qudian Inc. for diluted computation	448,623,440	140,450,638	(268,552,622)	(93,411,501)	27,960,080	3,938,095	11,183,767	1,575,201
Reallocation of net income/(loss) attributable to Qudian Inc. as a result of conversion of Class B to Class A shares	144,261,274	—	(93,411,501)	—	11,183,767	1,575,201	—	—
Allocation of net income/(loss) attributable to Qudian Inc	605,056,538	144,261,274	(361,964,123)	(93,411,501)	39,143,847	5,513,296	11,183,767	1,575,201
Millions of Shares (denominator):
Weighted average number of ordinary share outstanding – basic	189.95	63.49	182.53	63.49	153.79	153.79	63.49	63.49
Conversion of Class B to Class A ordinary shares	63.49	—	63.49	—	63.49	63.49	—	—
Adjustments for dilutive share options	—	—	—	—	4.94	4.94	—	—
Conversion of the Convertible Senior Notes to Class A ordinary share	12.85	—	—	—	—	—	—	—
Denominator used for diluted earnings per share	266.29	63.49	246.02	63.49	222.22	222.22	63.49	63.49
Earnings/(loss) per share – diluted	2.27	2.27	(1.47)	(1.47)	0.18	0.03	0.18	0.03

The following table sets forth the computation of basic and diluted earnings per ADS for the years ended December 31, 2021, 2022 and 2023:

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	Class A	Class A	Class A	Class A
Earnings/(loss) per share – ADS:
Denominator used for earnings per ADS – basic	46.74	182.53	153.79	153.79
Denominator used for earnings per ADS – diluted	49.11	182.53	158.73	158.73
Earnings/(loss) per ADS – basic	2.32	(1.47)	0.18	0.03
Earnings/(loss) per ADS – diluted	2.27	(1.47)	0.18	0.03

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

As of December 31, 2022, the Company measured part of long-term investments at fair value on a nonrecurring basis using valuation methodology under the market approach. The significant unobservable inputs (level 3) include enterprise value to revenue multiple which was determined based on the median of selected comparable companies ranging from 1.3 times to 2.1 times, and the discount for lack of marketability which was estimated ranging from 30% to 33%. The fair value of these long-term investment was RMB 4 million (US$ 1 million) as of December 31, 2022.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

18. Fair value measurements - continued

Assets and liabilities measured at fair value on a recurring basis

The Company measured its short-term investments, long-term investments with readily determinable fair values and derivative instruments, at fair value on a recurring basis. The Company measures its short-term investments at fair value using the redemption price of wealth management products (level 1) daily or net value (level 2) on a regular basis published by the banks or trust companies, quoted prices of marketable equity securities (level 1) and negotiable certificate of deposit in active markets (level 1). The fair value of derivative instruments is based on the change in the market value of the underlying ADSs and periodic interest (level 2). For equity investments in private equity funds, over which the Company do not have the ability to exercise significant influence, are measured using the net asset value per share based on the practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), or NAV practical expedient. The Company did not transfer any assets or liabilities in or out of level 3 during the years ended December 31,2022 and 2023.

The following table summarizes the Company’s financial assets and liabilities measured or disclosed at fair value on a recurring basis as of December 31, 2022 and 2023:

	As of December 31, 2022
	Active market	Observable	Non-observable
	(Level 1)	input (Level 2)	input (Level 3)	Total
	RMB	RMB	RMB	RMB
Assets:
Short-term investments	2,118,365,856	2,052,038,058	—	4,170,403,914
Long-term investments with readily determinable fair values	25,833,155	—	—	25,833,155
Liabilities:
Derivative instruments	—	163,128,402	—	163,128,402

	As of December 31, 2023
	Active market	Observable	Non-observable
	(Level 1)	input (Level 2)	input (Level 3)	Total
	RMB	RMB	RMB	RMB
Assets:
Short-term investments	612,857,046	30,036,494	—	642,893,540
Long-term investments without readily determinable fair value using NAV practical expedient[1]	—	—	—	14,445,946
Liabilities:
Derivative instruments	—	312,870,238	—	312,870,238

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

18. Fair value measurements – continued

Assets and liabilities measured at fair value on a recurring basis - continued

	As of December 31, 2023
	Active market	Observable	Non-observable
	(Level 1)	input (Level 2)	input (Level 3)	Total
	US$	US$	US$	US$
Assets:
Short-term investments	86,319,110	4,230,551	—	90,549,661
Long-term investments without readily determinable fair value using NAV practical expedient[1]	—	—	—	2,034,669
Liabilities:
Derivative instruments	—	44,066,851	—	44,066,851

1 Investments are measured at fair value using NAV as a practical expedient. These investments have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

19. Related party balances and transactions

Name of related parties	Relationship with the Company
Luo Min	Founder, chief executive officer and controlling shareholder of the Company
Key management and their immediate families	The Company’s key management and their immediate families

There were no significant related party transactions in 2021, 2022 and 2023.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

The Company recognized compensation cost for the share options on a graded vesting basis. The total share-based compensation expenses recognized by the Company for the share option granted were RMB 35,344,620, RMB 24,053,760 and RMB 4,935,782 (US$ 695,190) for the years ended December 31, 2021, 2022 and 2023, respectively.

A summary of share option activities under the 2016 Plan for the years ended December 31, 2022 and 2023 is as follows:

				Weighted
				average
				remaining	Aggregated
		Weighted average	Weighted average	contractual	intrinsic
	Number of options	exercise price	grant date fair value	term	value
		RMB	RMB	Years	RMB
Balance, December 31, 2021	9,891,886	—	16.92	6.30	61,139,618
Exercised	(357,600)	—	5.66	—	2,037,155
Forfeited	(72,500)	—	28.76	—	—
Balance, December 31, 2022	9,461,786	—	17.26	5.31	61,990,313
Exercised	(274,925)	—	11.12	—	3,601,562
Forfeited	(12,500)	—	19.86	—	—
Balance, December 31, 2023	9,174,361	—	17.44	4.32	132,873,059
Vested and expected to vest as of December 31, 2023	9,142,477	—	33.09	4.32	132,411,282
Exercisable, December 31, 2023	9,009,079	—	33.35	4.29	130,479,266

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

20. Share-based compensation - continued

Stock options - continued

The aggregate intrinsic value in the table above represents the difference between the exercise price and the Company’s closing stock price on the last trading day in 2021, 2022 and 2023, respectively. The total intrinsic value of options exercised for the years ended December 31, 2021, 2022 and 2023 was RMB 13,862,597, RMB 2,023,265 and RMB 3,056,001 (US$ 430,429) respectively. The total fair value of shares vested during the years ended December 31, 2021, 2022 and 2023 was RMB 55,458,785, RMB 50,943,916 and RMB 29,797,645 (US$ 4,196,911), respectively.

As of December 31, 2023, the total unrecognized compensation expense relating to unvested share options was RMB 107,762 (US$ 15,178). The expense is expected to be recognized over a weighted-average period of 0.24 years.

For the years ended December 31, 2021, 2022 and 2023, the Company allocated share-based compensation expense as follows:

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Sales and marketing	1,726,837	527,537	265,862	37,446
General and administrative	29,684,217	21,102,104	4,649,664	654,891
Research and development	3,933,566	2,424,119	20,256	2,853
	35,344,620	24,053,760	4,935,782	695,190

21. Commitments and contingencies

Capital Commitments

The Company’s capital commitments relate primarily to commitments in connection with its plan to build an office building and innovation center. The total capital commitments contracted but not yet reflected in the financial statements as of December 31,2022 and 2023 amounted to RMB 596,929,756 and RMB 397,421,757 (US$ 55,975,684) respectively. All of the commitments relating to the construction will be settled in installments.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

The amount of treasury shares as of December 31, 2021, 2022 and 2023 was 346,320,584, 486,954,953 and 899,627,520 shares, respectively.

On June 11, 2022, the Board of Directors of the Company authorized to implement a share repurchase program to repurchase from time to time of up to US$200 million worth of ADSs, each representing one Class A ordinary share, par value US$ 0.0001 per share, of the Company over a period of 24 months starting from July 2022.

As of December 31, 2023, the Company repurchased an aggregate of 137,179,748 ADSs, representing 137,179,748 Class A ordinary shares under the share repurchase program, at an average price of $4.769 per ADS, for US$ 654,180,148 (RMB 4,500,682,817). As of December 31, 2023, 71,645,824 shares were canceled, and 1,338,762 shares were used for exercise of share options. The remaining balance of treasury shares represents 64,195,162 Class A ordinary shares, at an average price of US$ 1.996 per ADS, for US$ 128,133,022 (RMB 899,627,520). These shares were recorded at their purchase cost on the consolidated balance sheets and have not been cancelled as of December 31, 2023.

24. Restricted net assets

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

Amounts restricted that include paid-in capital and statutory reserve funds, as determined pursuant to PRC GAAP, were RMB 4,345 million and RMB 4,417million (US$ 622 million) as of December 31,2022 and 2023, respectively.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

25. Condensed financial information of the parent company

The following is the condensed financial information of the Company on a parent company only basis.

Condensed balance sheets

	As of December 31,
	2022	2023
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	559,373,169	413,317,806	58,214,595
Short-term investments	217,937,726	78,808,890	11,100,000
Short-term amounts due from related parties	868,168,614	687,538,024	96,837,705
Total current assets	1,645,479,509	1,179,664,720	166,152,300
Non-current assets:
Investment in subsidiaries	635,715,140	3,064,040,293	431,561,049
Contractual interests in VIEs and VIEs’ subsidiaries	9,770,421,610	7,456,490,562	1,050,224,731
Total non-current assets	10,406,136,750	10,520,530,855	1,481,785,780
TOTAL ASSETS	12,051,616,259	11,700,195,575	1,647,938,080

	As of December 31,
	2022	2023
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities:
Accrued expenses and other current liabilities	5,024,052	8,364,603	1,178,130
Short-term amounts due to related parties	3,879,999	3,880,000	546,487
Total current liabilities	8,904,051	12,244,603	1,724,617
Non-current liabilities
Convertible senior notes	—	—	—
Total non-current liabilities	—	—	—
TOTAL LIABILITIES	8,904,051	12,244,603	1,724,617
Commitments and contingencies
Shareholders’ equity
Class A Ordinary shares (US$0.0001 par value; 656,508,828 shares authorized, 201,304,881 shares issued and 168,755,154 shares outstanding, as of December 31, 2022; 656,508,828 shares authorized, 201,304,881 shares issued and 137,109,719 shares outstanding, as of December 31, 2023)	132,052	132,052	18,599
Class B Ordinary shares (US$0.0001 par value; 63,491,172 shares authorized, 63,491,172 shares issued and outstanding, as of December 31, 2022 and 2023)	43,836	43,836	6,174
Treasury shares	(486,954,953)	(899,627,520)	(126,709,886)
Additional paid-in capital	4,036,197,237	4,033,145,746	568,056,697
Accumulated other comprehensive loss	(45,960,186)	(24,130,903)	(3,398,767)
Retained earnings	8,539,254,222	8,578,387,761	1,208,240,646
Total shareholders’ equity	12,042,712,208	11,687,950,972	1,646,213,463
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	12,051,616,259	11,700,195,575	1,647,938,080

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

25. Condensed financial information of the parent company - continued

Condensed statements of comprehensive income/(loss)

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Share-based compensation expense	(35,344,620)	(24,053,760)	(4,935,782)	(695,190)
General and administrative	(9,973,856)	(26,199,820)	(19,070,062)	(2,685,962)
Interest and investment income, net	(22,506,569)	(13,148,315)	104,687,566	14,744,935
Other non-interest income	4,979,926	11,548,297	28,626,092	4,031,901
Foreign exchange loss, net	352,492	404,232	(545,948)	(76,895)
Income from the repurchase of convertible senior notes	12,046,522	10,028,456	—	—
Share of loss in subsidiaries	(292,443,982)	(121,864,519)	(244,411,613)	(34,424,656)
Contractual interests in VIEs and VIEs’ subsidiaries	931,964,165	(198,678,694)	174,783,286	24,617,711
Net income before income taxes	589,074,078	(361,964,123)	39,133,539	5,511,844
Income tax expense	—	—	—	—
Net income/(loss)	589,074,078	(361,964,123)	39,133,539	5,511,844
Other comprehensive income/(loss)
Foreign currency translation adjustment	(7,577,408)	13,036,988	21,829,283	3,074,590
Total comprehensive income/(loss)	581,496,670	(348,927,135)	60,962,822	8,586,434

Condensed statements of cash flows

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income/(loss)	589,074,078	(361,964,123)	39,133,539	5,511,844
Adjustments to reconcile net income to net cash used in operating activities:
Share of loss in subsidiaries	292,443,982	121,864,519	244,411,613	34,424,656
Contractual interests in VIEs and VIEs’ subsidiaries	(931,964,165)	198,678,694	(174,783,286)	(24,617,711)
Share-based compensation expense	35,344,620	24,053,760	4,935,782	695,190
Income from the repurchase of convertible senior notes	(12,046,522)	(10,028,456)	—	—
Accrued interest of convertible senior notes	15,982,460	1,732,915	—	—
Investment income of short-term Investments	4,264,330	67,907,228	138,739,373	19,541,031
Foreign exchange loss net	(352,492)	(404,232)	545,948	76,895
Changes in operating assets and liabilities:
Receivables from related party	(97,924)	—	—	—
Payable to employees	(762)	66,077	405,208	57,072
Other current payables	(4,184,856)	2,937,392	2,935,558	413,465
Net cash (used in)/provided by operating activities	(11,537,251)	44,843,774	256,323,735	36,102,442
Net cash (used in)/provided by investing activities	(132,143,216)	908,576,201	29,180,599	4,110,001
Net cash used in financing activities	(127,088,249)	(834,990,790)	(420,660,054)	(59,248,729)
Effect of exchange rate changes on cash and cash equivalents	15,864,881	(117,327,970)	(10,899,643)	(1,535,182)
Net (decrease)/increase in cash and cash equivalents	(254,903,835)	1,101,215	(146,055,363)	(20,571,468)
Cash and cash equivalents at beginning of the year	813,175,789	558,271,954	559,373,169	78,786,063
Cash and cash equivalents at end of the year	558,271,954	559,373,169	413,317,806	58,214,595

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

25. Condensed financial information of the parent company – continued

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

26. Subsequent events

As of April 26, 2024 the Company repurchased an aggregate of 15,747,498 ADSs, representing 15,747,498 Class A ordinary shares, at an average price of US$ 2.3308 per ADS, for US$ 36,609,201 (RMB 259,921,668).