Form 20-F
period 2024-12-31
Qudian Inc.
filed 2025-04-23
CIK 1692705

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Building 1, Qudian Innovation Park, Meilin Street

Tongan District, Xiamen, Fujian Province

China

(Address of principal executive offices)

Min Luo, Chairman and Chief Executive Officer

Telephone: +86-592-596-8208

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

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.	105,198,013 Class A ordinary shares 63,491,172 Class B ordinary shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.	☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.	☐ Yes ☒ No

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

☐ Yes ☐ No

i

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Except where the context otherwise requires, references in this annual report to:

●	“ADSs” are to our American depositary shares, each of which represents one Class A ordinary share, and “ADRs” are to the American depositary receipts that evidence our ADSs;
●	“China” and the “PRC” are to the People’s Republic of China; and only in the context of describing PRC laws, regulations and other legal or tax matters in this annual report, excludes Taiwan, the Hong Kong Special Administrative Region and the Macao Special Administrative Region;
●	“the Group” are to Qudian Inc., the Group VIEs and their respective subsidiaries;
●	“Group VIEs” are to Xiamen Quxianxiang Time Technology Co., Ltd., formerly known as Beijing Happy Time Technology Development Co., Ltd., or Xiamen Quxianxiang, and Xiamen Lexiang Time Technology Co., Ltd., formerly known as Ganzhou Qudian Technology Co., Ltd., or Xiamen Lexiang; Xiamen Qudian Technology Co., Ltd., or Xiamen Qudian, was a Group VIE historically until June 2023, and is now considered a Subsidiary of the Company and continued to be consolidated into the Group’s financial statements;
●	“last-mile delivery” are to the logistics service which involves the delivery of a package located in a warehouse to an end-consumer;
●	“loan book business” are to the business of offering small credit products to consumers the Group historically operated;
●	“Qudian marketplace” are to the Group’s online marketplace where consumers purchased merchandise offered by third-party merchandise suppliers with the Group’s merchandise credit products;
●	“RMB” or “Renminbi” are to the legal currency of China;
●	“small credit products” are to cash or merchandise credit products that are less than RMB5,000 in amount;
●	“Subsidiary” are to an entity controlled by Qudian Inc. and consolidated with Qudian Inc.’s results of operations due to Qudian Inc.’s equity interest in such entity, instead of contractual arrangements; for avoidance of doubt, the Group VIEs are not subsidiaries of Qudian Inc.;
●	“transaction services business” are to the Group’s business of offering loan recommendation and referral services to third-party financial service providers; the Group assumes no credit risk for the transactions facilitated under the transaction services business; the Group ceased its transaction services business in the third quarter of 2021;
●	“US$,” “U.S. dollars,” or “dollars” are to the legal currency of the United States; and
●	“we,” “us,” “our company” and “our” are to Qudian Inc. and/or its subsidiaries, as the context requires.

The translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB7.2993 to US$1.00, the exchange rates set forth in the H. 10 statistical release of the Federal Reserve Board on December 31, 2024. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On March 31, 2025, the noon buying rate for Renminbi was RMB7.2567 to US$1.00.

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

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.KEY INFORMATION

Contractual Arrangements with the Group VIEs and Their Shareholders

Qudian Inc. is a Cayman Islands holding company, and a substantial portion of the Group’s assets are held through contractual arrangements with the Group VIEs. Investors in our ADSs and Class A ordinary shares do not hold equity interest in the Group’s operating entities in China, but instead hold equity interest in Qudian Inc. As used in this annual report, “Qudian,” “we,” “us,” “our company” or “our” refers to Qudian Inc. and/or its subsidiaries, and “the Group” refers to Qudian Inc., the Group VIEs and their respective subsidiaries.

Under the PRC laws and regulations, the operations of Internet content providers in the PRC are subject to foreign investment restrictions and license requirements. Therefore, we operate such businesses in China through the Group VIEs. Currently, the Group VIEs are (i) Xiamen Quxianxiang and (ii) Xiamen Lexiang. We have entered into a series of contractual arrangements with each of the Group VIEs and the respective shareholders of the Group VIEs, including (i) power of attorney agreements and equity interest pledge agreements, which provide us with the power to direct the activities that most significantly impact the economic performance of the Group VIEs; (ii) exclusive business cooperation agreements, which allow us to receive substantially all of the economic benefits from the Group VIEs; and (iii) exclusive call option agreements, which provide us with exclusive options to purchase all or part of the equity interests in or all or part of the assets of or inject registered capital into the Group VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, we are the primary beneficiary of the Group VIEs for accounting purposes. We have consolidated their financial results in the Group’s consolidated financial statements. However, we do not own any equity interest in the Group VIEs.

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

Operations in China

The Group faces various legal and operational risks and uncertainties associated with being based in and having operations and a substantial portion of its assets located in China and the country’s complex and evolving laws and regulations. For example, the Group faces risks associated with regulatory approvals on offerings conducted overseas by and foreign investment in China-based issuers, the use of the Group VIEs, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, which may impact the Group’s ability to conduct certain businesses, accept foreign investments, or list on a U.S. or other foreign exchange outside of China. In addition, the Chinese government may intervene or influence the Group’s operations at any time. These risks could result in a material adverse change in the Group’s operations and the value of our ADSs and Class A ordinary shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. See “Item 3. Key Information⸺D. Risks Factors⸺Risks Related to Doing Business in China.”

Furthermore, the Holding Foreign Companies Accountable Act, or the HFCA Act, may affect our ability to maintain our listing on the NYSE. Among other things, the HFCA Act states that if the SEC determines that we are an issuer that has filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for two consecutive years, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. In the event of such determination by the SEC, the NYSE would delist our ADSs. In December 2021, the U.S. Public Company Accounting Oversight Board, or the PCAOB, PCAOB made its determinations, or the 2021 determinations, pursuant to the HFCA Act that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong, including our former auditor Ernst & Young Hua Ming LLP. After we filed our annual report on Form 20-F for the fiscal year ended December 31, 2021 that included an audit report issued by Ernst & Young Hua Ming LLP on April 29, 2022, the SEC conclusively identified us as an SEC-identified issuer on May 26, 2022. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we have not been, and do not expect to be, identified as a SEC-identified issuer under the HFCA Act after we file our annual report on Form 20-F for the year ended December 31, 2022. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a SEC-identified issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a SEC-identified issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCA Act. See “Item 3. Key Information⸺D. Risks Factors⸺Risks Related to Doing Business in China⸺If the PCAOB determines that it is unable to inspect or investigate completely our auditor at any point in the future, our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, as amended, or the HFCA Act, and any such trading prohibition on our ADSs or threat thereof may materially and adversely affect the price of our ADSs and value of your investment.”

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

For the years ended December 31, 2022, 2023 and 2024, our company provided capital contribution of nil, RMB184.0 million and nil to our subsidiaries, respectively. For the years ended December 31, 2022, 2023 and 2024, the Group VIEs provided loans of RMB85.4 million, nil and nil, respectively, to our subsidiaries, and received repayments of RMB140.0 million, nil and nil, respectively. For the years ended December 31, 2022, 2023 and 2024, our subsidiaries provided loans of RMB77.4 million, RMB5.9 million and nil, respectively, to the Group VIEs, and received repayments of RMB5.2 million, RMB43.3 million and nil, respectively.

With respect to other intercompany transactions related to operating activities, our company received cash from our subsidiaries amounted to RMB442.9 million, RMB180.6 million and RMB307.6 million (US$42.1 million) for the years ended December 31, 2022, 2023 and 2024, respectively, and paid cash to our subsidiaries amounted to RMB92.6 million, RMB554.1 million and RMB41.0 million (US$5.6 million) for the years ended December 31, 2022, 2023 and 2024, respectively. The Group VIEs received cash from our subsidiaries amounted to RMB32.4 million, RMB200.8 million and RMB422.7 million (US$57.9 million) for the years ended December 31, 2022, 2023 and 2024, respectively, and repaid cash to our subsidiaries amounted to RMB53.0 million, RMB2.0 million and RMB520.3 million (US$71.3 million) for the years ended December 31, 2022, 2023 and 2024, respectively. The Group VIEs received cash from our company amounted to RMB138.8 million, nil and nil for the years ended December 31, 2022, 2023 and 2024, respectively, and repaid cash to our company amounted to RMB95.2 million, nil and nil for the years ended December 31, 2022, 2023 and 2024, respectively.

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

Condensed Consolidated Schedule of Results of Operation

	For the year ended December 31,
	2022					2023					2024
	Parent Company	Subsidiaries of Parent Company	Group VIEs	Elimination	Consolidated	Parent Company	Subsidiaries of Parent Company	Group VIEs	Elimination	Consolidated	Parent Company	Subsidiaries of Parent Company	Group VIEs	Elimination	Consolidated

	(RMB in thousands)					(RMB in thousands)					(RMB in thousands)
Third-party revenues	—	276	577,217	—	577,493	—	105,226	47,771	(26,659)	126,338	—	216,428	—	—	216,428
Intra-Group revenues(1)	—	128	785	(913)	—	—	—	—	—	—	—	—	—	—	—
Total revenues	—	404	578,002	(913)	577,493	—	105,226	47,771	(26,659)	126,338	—	216,428	—	—	216,428
Third-party costs and expenses	(50,254)	(7,346)	(966,669)	23,834	(1,000,435)	(24,006)	(285,797)	(204,295)	28,836	(485,262)	(43,039)	(467,191)	(33,948)	2,258	(541,920)
Intra-Group costs and expenses(1)	—	(913)	—	913	—	—	(3,131)	(1)	3,132	—	—	—	—	—	—
Other operating incomes/(expenses)	—	4,327	89,114	—	93,441	—	930	26,932	53	27,915	—	384,566	(367,222)	—	17,344
Total costs and expenses	(50,254)	(3,932)	(877,555)	24,747	(906,994)	(24,006)	(287,998)	(177,364)	32,021	(457,347)	(43,039)	(82,625)	(401,170)	2,258	(524,576)
Operating gain/(loss)	(50,254)	(3,528)	(299,553)	23,834	(329,501)	(24,006)	(182,772)	(129,593)	5,362	(331,009)	(43,039)	133,803	(401,170)	2,258	(308,148)
Income/(loss) from non-operations	8,834	(95,501)	77,951	(23,835)	(32,551)	132,769	(57,965)	300,701	(5,362)	370,143	234,930	212,431	(47,482)	—	399,879
Share of gain/(loss) in subsidiaries	(121,865)	—	—	121,865	—	(244,412)	—	—	244,412	—	346,234	—	—	(346,234)	—
Contractual interests in VIEs and VIEs’ subsidiaries(3)	(198,679)	—	—	198,679	—	174,783	—	—	(174,783)	—	(446,394)	—	—	446,394	—
Net income/(loss)	(361,964)	(99,029)	(221,602)	320,543	(362,052)	39,134	(240,737)	171,108	69,629	39,134	91,731	346,234	(448,652)	102,418	91,731

Condensed Consolidated Schedule of Balance Sheets

	For the year ended December 31,
	2022					2023					2024
	Parent Company	Subsidiaries of Parent Company	Group VIEs	Elimination	Consolidated	Parent Company	Subsidiaries of Parent Company	Group VIEs	Elimination	Consolidated	Parent Company	Subsidiaries of Parent Company	Group VIEs	Elimination	Consolidated

	(RMB in thousands)					(RMB in thousands)					(RMB in thousands)
Cash and cash equivalents	559,373	230,325	2,696,678	—	3,486,376	413,318	1,942,756	4,851,270	—	7,207,344	305,194	1,770,124	2,187,994	—	4,263,312
Restricted cash	—	10,479	75,893	—	86,372	—	55,795	3,640	—	59,435	—	38,187	743,000	—	781,187
Total current assets	777,311	266,947	10,077,616	(63,348)	11,058,526	492,127	2,981,889	6,682,050	3,880	10,159,946	1,383,409	4,658,544	4,093,690	3,879	10,139,522
Investments in subsidiaries(2)	10,406,137	—	—	(10,406,137)	—	10,520,531	—	—	(10,520,531)	—	10,211,097	—	—	(10,211,097)	—
Total non-current assets	—	44,263	1,619,592	24,054	1,687,909	—	2,136,690	365,558	(179,998)	2,322,250	—	2,200,737	2,623,968	(2,500,000)	2,324,705
Amounts due from Qudian Inc.	—	—	3,880	(3,880)	—	—	—	3,880	(3,880)	—	—	—	3,880	(3,880)	—
Amounts due from subsidiaries	797,287	—	105,833	(903,120)	—	687,538	—	1,112,061	(1,799,599)	—	440,260	—	488,678	(928,938)	—
Amounts due from VIEs and VIEs’ subsidiaries	70,882	11,364	—	(82,246)	—	—	344,028	—	(344,028)	—	—	7,116	—	(7,116)	—
Amounts due from group companies	868,169	11,364	109,713	(989,246)	—	687,538	344,028	1,115,941	(2,147,507)	—	440,260	7,116	492,558	(939,934)	—
Total assets	12,051,617	322,574	11,806,921	(11,434,677)	12,746,435	11,700,196	5,462,607	8,163,549	(12,844,156)	12,482,196	12,034,766	6,866,397	7,210,216	(13,647,152)	12,464,227
Total current liabilities	5,024	55,158	584,278	(59,530)	584,930	8,365	559,248	130,226	56,647	754,486	739,456	372,724	1,190	10,722	1,124,092
Total non-current liabilities	—	10	118,783	—	118,793	—	39,720	39	—	39,759	—	48,706	—	—	48,706
Amounts due to Qudian Inc.	—	797,287	70,882	(868,169)	—	—	687,538	—	(687,538)	—	—	440,260	—	(440,260)	—
Amounts due to subsidiaries	—	—	11,364	(11,364)	—	—	—	344,028	(344,028)	—	—	—	7,116	(7,116)	—
Amounts due to VIEs and VIEs’ subsidiaries	3,880	105,833	—	(109,713)	—	3,880	1,112,061	—	(1,115,941)	—	3,880	488,678	—	(492,558)	—
Amounts due to group companies	3,880	903,120	82,246	(989,246)	—	3,880	1,799,599	344,028	(2,147,507)	—	3,880	928,938	7,116	(939,934)	—
Total liabilities	8,904	958,288	785,307	(1,048,776)	703,723	12,245	2,398,567	474,293	(2,090,860)	794,245	743,336	1,350,368	8,306	(929,212)	1,172,798

Condensed Consolidated Schedule of Cash Flows

	For the year ended December 31,
	2022					2023					2024
	Parent Company	Subsidiaries of Parent Company	Group VIEs	Elimination	Consolidated	Parent Company	Subsidiaries of Parent Company	Group VIEs	Elimination	Consolidated	Parent Company	Subsidiaries of Parent Company	Group VIEs	Elimination	Consolidated

	(RMB in thousands)					(RMB in thousands)					(RMB in thousands)
Cash flows generated from/(used in) operating activities	44,844	172,649	(329,949)	373,327	260,871	256,324	(862,595)	1,132,978	(174,687)	352,020	191,117	936,222	(1,349,176)	110,837	(111,000)
Cash flows (used in)/generated from investing activities	908,576	1,240,565	489,499	(753,811)	1,884,829	29,181	2,685,750	1,449,584	(269,071)	3,895,444	(523,284)	(1,128,141)	(561,586)	(131,356)	(2,344,367)
Cash flows generated from/(used in) financing activities	(834,991)	(701,934)	575,110	126,824	(834,991)	(420,660)	(180,631)	(111,291)	146,610	(565,972)	186,844	208,955	(156,112)	(52,843)	186,844
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(117,328)	(91,304)	(26,408)	253,660	18,620	(10,900)	(44,692)	(229,017)	297,148	12,539	37,199	(207,275)	142,957	73,362	46,243
Net increase/(decrease) in cash, cash equivalents and restricted cash	1,101	619,976	708,252	—	1,329,329	(146,055)	1,597,832	2,242,254	—	3,694,031	(108,124)	(190,239)	(1,923,917)	—	(2,222,280)

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

Risks Related to Our Business and Industry

●	In the jurisdictions where the Group operates, uncertainties in economic conditions and their impact on the logistics service industry, particularly for last-mile delivery services, could adversely impact the Group’s operating results.
●	The Group’s international operations are subject to a variety of legal, regulatory, political and economic risks.
●	If the Group fails to cost-effectively attract new customers to use its services, or to maintain relationships with existing customers, its business and results of operations could be adversely affected.
●	The Group may not be able to compete effectively, which could materially and adversely affect the Group’s business, financial condition, results of operations and prospects, as well as its reputation and brands.
●	We face risks associated with goods handled and transported through the Group’s last-mile delivery service, and risks associated with transportation.
●	The Group is subject to stringent and changing privacy laws, regulations and standards as well as contractual obligations related to data privacy and security. The Group’s actual or perceived failure to comply with such obligations could harm its reputation, subject it to significant fines and liability, or otherwise adversely affect its business or prospects.
●	The Group historically operated its credit business, and it may be subject to penalties or administrative actions if the relevant regulatory authorities considered the Group’s past practice relating to its credit business to be not compliant with the relevant laws and regulations.
●	We intend to continue to explore new business opportunities, and such new businesses may not deliver the expected benefits.
●	From time to time the Group may evaluate and potentially consummate strategic investments or acquisitions, which could require significant management attention, disrupt its business and materially and adversely affect its financial results.

Risks Related to Our Corporate Structure

●	If the PRC government deems that the contractual arrangements in relation to the Group VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.
●	Our contractual arrangements with the Group VIEs may result in adverse tax consequences to the Group.
●	We rely on contractual arrangements with the Group VIEs and their shareholders to operate the our business, which may be less effective than direct ownership in providing operational control and otherwise have a material adverse effect than to our business.
●	The shareholders of the Group VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.
●	Our corporate actions will be substantially controlled by our founder, chairman and chief executive officer, Mr. Min Luo, who will have the ability to control or exert significant influence over important corporate matters that require approval of shareholders, which may deprive you of an opportunity to receive a premium for your ADSs and materially reduce the value of your investment.

Risks Related to Doing Business in China

●	Changes in the political and economic policies of the PRC government may materially and adversely affect the Group’s business, financial condition and results of operations and may result in the Group’s inability to sustain its growth and expansion strategies.
●	There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations. In addition, rules and regulations in China can change quickly with little advance notice.
●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.
●	If the PCAOB determines that it is unable to inspect or investigate completely our auditor at any point in the future, our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, as amended, or the HFCA Act, and any such trading prohibition on our ADSs or threat thereof may materially and adversely affect the price of our ADSs and value of your investment.
●	The opinions on supervision of illegal securities activities issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council may subject us to additional compliance requirements in the future.
●	The approval or filing requirement of the China Securities Regulatory Commission, or the CSRC, may be required in connection with any future offering we may conduct, and, if required, we cannot predict whether we will be able to obtain such approval or complete such filings.
●	PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.
●	Any failure to comply with PRC regulations regarding our employee share incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

●	We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements.

Risks Related to Our Ordinary Shares and ADSs

●	The trading price of our ADSs may be volatile, which could result in substantial losses to you.
●	If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline.
●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ADSs for return on your investment.

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

The Group currently has warehouses in Australia and New Zealand for its last-mile delivery services in these jurisdictions. In addition, the Group is also exploring new business opportunities internationally. The Group’s international operations are significant to its revenues and profits, and it may further expand internationally. In certain international markets, the Group has relatively little operating experience and may not benefit from any first-to-market advantages. It is costly to establish, develop, expand, and maintain international operations, and promote the Group’s brand internationally. The Group’s international operations may not become profitable on a sustained basis.

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

As the businesses grow, competition will intensify, including through adoption of evolving business models. Local companies may have a substantial competitive advantage because of their deeper understanding of, and focus on, the local markets, as well as their more established local brand names. The inability to hire, train, retain, and manage sufficient qualified personnel may also limit the Group’s international growth.

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

The logistics service industry is highly competitive. The Group’s last-mile delivery service may compete with service providers that provide similar services. Specifically, there are multiple existing market players that offer last-mile delivery service in the jurisdictions where the Group operates. There may also be new entrants emerging in each of the jurisdictions that the Group operates in. These market players compete to attract, engage and retain consumers and merchants. These market players may have greater financial, technological, research and development, marketing, distribution, and other resources than the Group does. They may also have longer operating histories, larger customer bases or broader and deeper market coverage. As a result, the Group’s competitors may be able to respond more quickly and effectively to new or evolving opportunities, technologies, standards or user requirements than the Group does and may have the ability to initiate or withstand significant regulatory changes and industry evolvement. Furthermore, when the Group expands into other geographic markets, it will face competition from new competitors, domestic or foreign, who may also enter geographic markets where the Group currently operates or will operate.

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

Our last-mile delivery service has encountered heightened competitive pressures recently, which may result in an adverse effect on its operational performance and financial results. Our management is actively assessing the strategic viability of such business and may contemplate its closure if prevailing market conditions do not show substantive improvement. Such a decision could significantly impact our workforce, service delivery capabilities and overall business operations.

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

The Group has been exploring new business opportunities. If the Group experiences initial success with a new business, the Group may decide to invest significant amounts of capital to grow the business. We cannot assure you that the Group’s new business initiatives will be successful. For example, the Group is in the process of winding down its budget auto financing business. The Group had closed all of its Wanlimu education centers in November 2022, completely wound down its Wanlimu Kids Clubs business in March 2023 and completely wound down the Wanlimu e-commerce platform in April 2024. The Group had also wound down its QD Food business in the second quarter of 2023. The Group may make significant capital expenditures to develop new businesses, and our management’s attention may be diverted. The Group may also incur significant cost to comply with the laws and regulations that apply to such new businesses. Any failure of the Group’s efforts to pursue new business opportunities could have a material adverse effect on the Group’s business, prospects, financial condition and results of operations. In addition, if the Group is unable to identity suitable new business opportunity to pursue, the Group may not be able to continue its business.

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

We purchased 10,204,082 Class A ordinary shares issued by Secoo Holding Limited (NASDAQ: SECO), or Secoo, for an aggregate consideration of US$100 million in June 2020. Secoo is a large online integrated upscale products and services platform. As of March 31, 2025, we had sold substantially all of the equity interests we previously held in Secoo. The Group may continue to recognize loss from its strategic investments in the future, which could have a material and adverse effect on the Group’s financial condition and results of operations.

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

As the Group winds down Dabai Auto business, the Group may record write-downs in relation to the process of winding down such business.

The Group started to wind down its budget auto financing business in the second quarter of 2019. Sales income in relation to Dabai Auto business was RMB3.8 million, RMB1.1 million and nil in 2022, 2023 and 2024, respectively. As of December 31, 2024, the Group did not carry any finance lease receivable. Any further write-down that may be recorded during the process of winding down such business may adversely affect the Group’s business, financial condition and results of operations.

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

A material weakness in our internal control over financial reporting has been identified, and if we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results, meet our reporting obligations or prevent fraud. In addition, investor confidence in us and the market price of our ADSs may decline significantly.

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

In the preparation of this annual report, our management concluded that our internal control over financial reporting was not effective as of December 31, 2024 due to a material weakness in internal control over financial reporting related to the deficiencies in the operating effectiveness of our information technology general controls, or ITGCs. Following the identification of the material weakness and prior to the date of this annual report, we have completed compensation procedures for the fiscal year ended December 31, 2024. As such, our management concluded that the consolidated financial statements included in our annual report on Form 20-F are fairly stated, in all material respects, in accordance with U.S. GAAP. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting” for details.

We may not be able to maintain an effective internal control over financial reporting for a variety of reasons. Among others, we are based in China, an emerging market where the overall internal control environment may not be as strong as in more established countries. If we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to maintain compliance with Section 404 and other requirements of the Sarbanes-Oxley Act.

The Group may not be able to prevent others from unauthorized use of its intellectual property, which could harm its business and competitive position.

We regard the Group’s trademarks, domain names, copyrights, know-how, proprietary technologies and similar intellectual property as critical to the Group’s success, and the Group relies on trademark and trade secret law and confidentiality, invention assignment and non-compete agreements with the Group’s employees and others to protect the Group’s proprietary rights. See “Item 4. Information on the Company⸺B. Business Overview⸺Regulations Related to Intellectual Property Rights.” However, we cannot assure you that any of the Group’s intellectual property rights would not be challenged, invalidated or circumvented, or such intellectual property will be sufficient to provide the Group with competitive advantages. In addition, other parties may misappropriate the Group’s intellectual property rights, which would cause the Group to suffer economic or reputational damages. Because of the rapid pace of technological change, nor can we assure you that all of the Group’s proprietary technologies and similar intellectual property will be patented in a timely or cost-effective manner, or at all. Furthermore, parts of the Group’s business rely on technologies developed or licensed by other parties, or co-developed with other parties, and the Group’s may not be able to obtain or continue to obtain licenses and technologies from these other parties on reasonable terms, or at all.

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

Political tensions between the United States and China have escalated in recent years due to, among other things, the trade war between the two countries since 2018, the COVID-19 outbreak, the PRC National People’s Congress’ passage of Hong Kong national security legislation, the imposition of U.S. sanctions on certain Chinese officials from China’s central government and the Hong Kong Special Administrative Region by the U.S. government, and the imposition of sanctions on certain individuals from the U.S. by the Chinese government, various executive orders issued by U.S. President Donald J. Trump, such as the one issued in August 2020 that prohibits certain transactions with ByteDance Ltd., Tencent Holdings Limited and the respective subsidiaries of such companies, the executive order issued in November 2020 that prohibits U.S. persons from transacting publicly traded securities of certain “Communist Chinese military companies” named in such executive order, as well as the executive order issued in January 2021 that prohibits such transactions as are identified by the U.S. Secretary of Commerce with certain “Chinese connected software applications,” including Alipay and WeChat Pay, as well as the Rules on Counteracting Unjustified Extra-territorial Application of Foreign Legislation and Other Measures promulgated by the MOFCOM on January 9, 2021, which apply to Chinese individuals or entities that are purportedly barred by a foreign country’s law from dealing with nationals or entities of a third country. In October 2022, the U.S. government implemented comprehensive export controls to restrict the export of advanced semiconductors and the equipment required to manufacture them to China. Starting from February 2025, the U.S. government imposed a series of tariff increases on imports from China. Following the recent announcement by President Trump on April 9, 2025, the tariffs on imports from China have been raised to 145%. In response to the multiple rounds of tariff increases by the U.S. government, China also announced several rounds of retaliatory tariffs on goods imported from the U.S., raising the rate to 125%. Rising political tensions between China and the U.S. could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. The measures taken by the U.S. and Chinese governments may have the effect of restricting the Group’s ability to transact or otherwise do business with entities within or outside of China and may cause investors to lose confidence in Chinese companies and counterparties, including us. If the Group is unable to conduct its business as it is currently conducted as a result of such regulatory changes, the Group’s business, results of operations and financial condition would be materially and adversely affected.

Furthermore, there were media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets, and delisting China-based companies from U.S. national securities exchanges. In January 2021, after reversing its own delisting decision, the NYSE ultimately resolved to delist China Mobile, China Unicom and China Telecom in compliance with the executive order issued in November 2020, after receiving additional guidance from the U.S. Department of Treasury and its Office of Foreign Assets Control. These delistings have introduced greater confusion and uncertainty about the status and prospects of Chinese companies listed on the U.S. stock exchanges. On April 9, 2025, amid the escalation of trade war between the U.S. and China, the U.S. Secretary of the State, Scott Bessent, indicated the possibility of delisting U.S.-listed China-based issuers. If any further such deliberations were to materialize, it may have a material and adverse impact on the stock performance of China-based issuers listed in the United States such as us, and we cannot assure you that we will always be able to maintain the listing of our ADSs on a national stock exchange in the U.S., such as the NYSE or the Nasdaq Stock Market, or that you will always be allowed to trade our ADSs.

A severe or prolonged downturn in the Chinese or global economy could affect consumers’ willingness to seek services or products provided by the Group, which could materially and adversely affect the Group’s business and financial condition.

Any prolonged slowdown in the Chinese or global economy may have a negative impact on the Group’s business, results of operations and financial condition. In particular, general economic factors and conditions in China or worldwide may affect consumers’ willingness to seek services or products provided by the Group. Economic conditions in China are sensitive to global economic conditions. For example, the COVID-19 pandemic has resulted in declines in economic activities in China and other parts of the world and raised concerns about the prospects of the global economy. In addition, there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have also been concerns over conflicts in North Korea, Ukraine, the Middle East and Africa, which have resulted in volatility in financial and other markets. There have also been concerns about the economic effect of the tensions in the relationship between China and surrounding Asian countries, as well as trade tensions between China and the United States. See “⸺ We could be adversely affected by political tensions between the United States and China” for further details. If present Chinese and global economic uncertainties persist, the Group may have difficulty in exploring new business opportunities. Adverse economic conditions could also reduce the number of consumers seeking services or products from the Group. Should any of these situations occur, the Group’s business and financial condition will be negatively impacted. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

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

Qudian Inc. is not a Chinese operating company but a Cayman Islands holding company with operations primarily conducted through contractual arrangements with certain variable interest entities, or the Group VIEs, based in China. For a description of these contractual arrangements, see “Item 4. Information on the Company⸺B. Business Overview⸺Overview⸺Our Contractual Arrangements with the Group VIEs and Their Shareholders.” A significant portion of the Group’s assets are held by the Group VIEs. These contractual arrangements may be less effective than direct ownership in providing us with control over the Group VIEs. Investors in our ADSs are not purchasing equity interest in the Group’s operating entities in China, but instead are purchasing an equity interest in Qudian Inc., a Cayman Islands holding company. The Group VIEs are consolidated with our results of operations for accounting purposes. However, we do not own a majority equity interest in the Group VIEs. Furthermore, Qudian Inc., as our holding company, does not conduct operating activities. If the Group VIEs or their shareholders fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by the Group VIEs is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in the Group VIEs, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest.

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

Xiamen Lexiang became one of the Group VIEs in 2017. Min Luo, our founder, chairman and chief executive officer, and Mr. Lianzhu Lv, our head of user experience department, are the only shareholders of Xiamen Lexiang. We believe such shareholding structure will enhance our administrative efficiency and reduce uncertainties associated with the enforcement of the relevant contractual arrangements entered into with the new Group VIE and its shareholders. Instead of relying on several shareholders’ compliance with their respective contractual obligations, we will only rely on two shareholders’ compliance for such new Group VIE and would only need to enforce against such shareholders in the event of a breach. However, there can be no assurance that the shareholding structure of the new Group VIE will deliver the expected benefits. If any of the shareholders of the new Group VIE breaches his obligations under the applicable contractual arrangements, our business, financial condition and results and operations could be materially and adversely affected.

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

Mr. Min Luo, our founder, chairman of the board and chief executive officer, beneficially owns 2,836,200 Class A ordinary shares and all the Class B ordinary shares issued and outstanding, representing 86.6% of our aggregate voting power as of March 31, 2025. As a result, Mr. Min Luo has the ability to control or exert significant influence over important corporate matters, investors may be prevented from affecting important corporate matters involving our company that require approval of shareholders, including:

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

A portion of the Group’s operations are conducted in the PRC and a substantial portion of the Group’s assets are located in the PRC. Accordingly, the Group’s financial condition and results of operations are affected to a significant extent by economic, political and legal developments in the PRC.

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

A portion of the Group’s operations are conducted in the PRC and a substantial portion of the Group’s assets are located in the PRC, and are governed by PRC laws, rules and regulations. Our PRC subsidiaries and the Group VIEs are subject to laws, rules and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

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

On February 17, 2023, the China Securities Regulatory Commission, or the CSRC, released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), and several supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC. See “Regulations⸺Regulation Relating to M&A and Overseas Listings.” However, since the Trial Measures was relatively new, its interpretation, application and enforcement remain unclear. If we engage in any future offerings, listing or any other capital raising activities in overseas markets, we may be required to comply with the filing procedure with the CSRC under the Trial Measures, and it is uncertain whether we could complete the filing procedure in a timely manner, or at all. Any failure to complete such filings may subject us to regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from offering of securities overseas into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our ordinary shares or ADSs.

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

A portion of the Group’s costs and a significant portion of the Group’s assets are denominated in Renminbi. We are a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of Renminbi may materially and adversely affect our results of operations and financial position reported in Renminbi when translated into U.S. dollars, and the value of, and any dividends payable on, the ADSs in U.S. dollars. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount.

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

In December 2021, the PCAOB made its determinations, or the 2021 determinations, pursuant to the HFCA Act that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong including our former auditor, Ernst & Young Hua Ming LLP. After we filed our annual report on Form 20-F for the fiscal year ended December 31, 2021 that included an audit report issued by Ernst & Young Hua Ming LLP on April 29, 2022, the SEC conclusively identified us as an SEC-identified issuer on May 26, 2022.

Following the Statement of Protocol signed between the PCAOB and the China Securities Regulatory Commission and the Ministry of Finance of the PRC in August 2022 and the on-site inspections and investigations conducted by the PCAOB staff in Hong Kong from September to November 2022, the PCAOB Board voted in December 2022 to vacate the previous 2021 determinations, and as a result, our former auditor, Ernst & Young Hua Ming LLP, is no longer a registered public accounting firm that the PCAOB is unable to inspect or investigate completely as of the date of this annual report or at the time of issuance of the audit report included herein. As such, we do not expect to be identified as an SEC-identified issuer in 2025. Our current auditor, Marcum Asia CPAs LLP, or Marcum Asia, the independent registered public accounting firm that issued the audit report included elsewhere in this annual report, has been subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Marcum Asia, has been inspected by the PCAOB on a regular basis. Marcum Asia is not subject to the determinations announced by the PCAOB in December 2021. However, the PCAOB may change its determinations under the HFCA Act at any point in the future. We cannot assure you that the PCAOB will always have complete access to inspect and investigate our auditor, or that we will not be identified as an SEC-identified issuer again in the future.

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

The SEC, U.S. Department of Justice (“DOJ”) and other authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies such as us, and non-U.S. persons, such as our directors and executive officers in China. Due to jurisdictional limitations, matters of comity and various other factors, the SEC, DOJ and other U.S. authorities may be limited in their ability to pursue bad actors, including in instances of fraud, in emerging markets such as China. The Group conducts a portion of its operations in China and a substantial portion of the Group’s assets are located in China. In addition, a majority of our directors and executive officers reside within China. There are significant legal and other obstacles for U.S. authorities to obtain information needed for investigations or litigation against us or our directors, executive officers or other gatekeepers in case we or any of these individuals engage in fraud or other wrongdoing. In addition, local authorities in China may be constrained in their ability to assist U.S. authorities and overseas investors more generally. As a result, if we have any material disclosure violation or if our directors, executive officers or other gatekeepers commit any fraud or other financial misconduct, the U.S. authorities may not be able to conduct effective investigations or bring and enforce actions against us, our directors, executive officers or other gatekeepers. Therefore, you may not be able to enjoy the same protection provided by various U.S. authorities as it is provided to investors in U.S. domestic companies.

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

On July 7, 2022, CAC promulgated Measures for the Security Assessment of Outbound Data Transfers, which became effective on September 1, 2022 and provide that a data processor is required to apply for security assessment for cross-border data transfer in any of the following circumstances: (i) where a data processor provides critical data to offshore entities and individuals; (ii) where a CIIO or a data processor which processes personal information of more than one million individuals provides personal information to offshore entities and individuals; (iii) where a data processor has provided personal information in the aggregate of more than 100,000 individuals or sensitive personal information of more than 10,000 individuals in total to offshore entities and individuals since January 1 of the previous year; or (iv) other circumstances prescribed by the CAC for which declaration for security assessment for cross-board transfer of data is required. We may be required to declare security assessment if we fall under any of the aforementioned circumstances and our business operations may be restricted according to the regulations above mentioned. On March 22, 2024, the CAC published the Provisions on Promoting and Regulating Cross-border Data Transfer. These provisions provide certain exemptions from obligations under the circumstances of cross - border data transfer, including, among others, the obligations for declaring data security assessment, concluding a standard contract for provisions of personal information abroad or passing the certification for personal information protection.

On September 24, 2024, the State Council promulgated the Regulations on the Network Data Security Administration (the “Network Data Security Regulations”), which came into effect from January 1, 2025. The Network Data Security Regulations reiterate and refine the general regulations for cyber data processing activities and rules regarding personal information protection, important data security protection, cyber data cross-border transfer security management, and the responsibilities of online platform service providers. In particular, the Network Data Security Regulations provide that network data processors conduct network data processing activities that affect or may affect national security must be subject to network data security review in accordance with relevant PRC regulations. In addition, network data processors processing personal information of over 10 million individuals shall fulfill certain requirements for processing important data and network data processors are required to take certain precautionary measures, such as identifying important data and conducting annual risk assessments. Furthermore, the Network Data Security Regulations allow network data processors to provide personal information overseas only if it is strictly necessary for fulfilling statutory obligations. The Network Data Security Regulations also establish certain obligations for online platform service providers, including offering users an option to turn off personalized recommendations. However, the Network Data Security Regulations remain unclear on how it will be interpreted, amended and implemented by the relevant PRC governmental authorities, and it remains uncertain how PRC governmental authorities will regulate overseas listings in general and how we will be affected.As of the date of this annual report, we have not received any notice from any authorities identifying us as a CIIO or requiring us to go through cybersecurity review or network data security review by the CAC. However, as there remains uncertainty regarding how the Cybersecurity Review Measures, the Measures for the Security Assessment of Outbound Data Transfers and the Network Data Security Regulations will be interpreted, and whether the PRC regulatory agencies, including the CAC, may adopt any other new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures and the Network Data Security Regulations. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. But we cannot guarantee that we will not be subject to cybersecurity review or network data security review in the future. During such reviews, we may be required to suspend our operation or experience other disruptions to our operations. Cybersecurity review and network data security review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources, which could materially and adversely affect our business, financial conditions, and results of operations.

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline significantly. The total number of ordinary shares outstanding as of March 31, 2025 was 165,126,492, comprising 101,635,320 Class A ordinary shares and 63,491,172 Class B ordinary shares. All outstanding ADSs representing our Class A ordinary shares are freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. All of the other ordinary shares outstanding are available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

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

If we are a passive foreign investment company for United States federal income tax purposes for any taxable year, United States investors could be subject to adverse United States federal income tax consequences.

The determination of whether we are a passive foreign investment company, or PFIC, is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, for any taxable year, we will be classified as a PFIC for United States federal income tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) at least 50% of the value (generally determined based on a quarterly average) of our assets in that taxable year is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). In addition, cash and other assets readily convertible into cash are generally considered passive assets. See “Item 10. Additional Information⸺E. Taxation⸺Certain United States Federal Income Tax Considerations-Passive Foreign Investment Company.”

Based on the composition and classification of the Group’s income and assets, we believe there is a significant risk that we were classified as a PFIC for United States federal income tax purposes for 2024. In addition, we may be classified as a PFIC for the current taxable year and future taxable years. Because the determination of whether we are a PFIC is made annually, it is possible that our PFIC status may change due to changes in the Group’s income or asset composition or changes in the value of the Group’s assets. For these purposes, the composition the Group’s income and assets may be affected by how, and how quickly, the Group uses the cash and other liquid assets that it currently holds.

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

ITEM 4.INFORMATION ON THE COMPANY

A.History and Development of the Company

The Group was founded in April 2014 and operated its business through Beijing Happy Time Technology Development Co., Ltd., which changed its name to Xiamen Quxianxiang Time Technology Co., Ltd. in February 2025, or Xiamen Quxianxiang. The Group initially operated its business by facilitating credit solutions to college students on campuses across China. In November 2015, the Group shifted its focus to a broader base of young consumers in China, and the Group terminated its on-campus business.

In September 2016, Qufenqi (Ganzhou) Information Technology Co., Ltd., or Ganzhou Qufenqi, was incorporated as a wholly foreign owned entity in China. In November 2016, we incorporated Qudian Inc. under the laws of the Cayman Islands as our offshore holding company, and subsequently, we established a wholly-owned subsidiary in the British Virgin Islands, QD Technologies Limited, in November 2016, and a wholly-owned subsidiary in Hong Kong, QD Data Limited, to be our intermediate holding company in December 2016, to facilitate our initial public offering in the United States. The entire equity interest of Ganzhou Qufenqi was transferred from its former holding company to QD Data Limited. As a result of the restructuring in 2016, we hold equity interest in Ganzhou Qufenqi through our current offshore structure. At the same time, Ganzhou Qufenqi entered into a series of contractual arrangements with Xiamen Quxianxiang and its shareholders. In addition, pursuant to the resolutions of all shareholders of Qudian Inc. and the resolutions of the board of directors of Qudian Inc., the board of directors of Qudian Inc. or any officer authorized by such board will cause Ganzhou Qufenqi to exercise its rights under such contractual arrangements. As a result of these resolutions and the provision of unlimited financial support from the Company to Xiamen Quxianxiang, Qudian Inc. has been determined to be most closely associated with Xiamen Quxianxiang within the group of related parties and was considered to be the primary beneficiary of Xiamen Quxianxiang and its subsidiaries for accounting purposes.

Ganzhou Qudian Technology Co., Ltd. became a Group VIE in 2017 and it later changed its name to Xiamen Lexiang Time Technology Co., Ltd. in January 2025, or Xiamen Lexiang. We have entered into a series of contractual arrangements with the new Group VIE and its shareholders, which allows us to have the power to direct the activities that most significantly impact the economic performance of such new Group VIE and realize substantially all of the economic risks and benefits arising from such new Group VIE. The contractual arrangements for each Group VIE, including those as to the new Group VIE, contain substantively identical provisions that afford us, through our wholly-owned subsidiary Ganzhou Qufenqi, the right to control all of the Group VIEs in the same manner and degree. Mr. Min Luo, our founder, chairman and chief executive officer, and Mr. Lianzhu Lv, our head of user experience department, are the only shareholders of Xiamen Lexiang. We believe such shareholding structure will enhance our administrative efficiency and reduce uncertainties associated with the enforcement of the relevant contractual arrangements entered into with the Group VIE and its shareholders. Instead of relying on several shareholders’ compliance with their respective contractual obligations, we will only rely on two shareholders’ compliance for such Group VIE and would only need to enforce against such shareholder(s) in the event of a breach. The establishment of any of these Group VIEs is not intended to, and will not, have an adverse impact on the rights of our ADS holders. For more information, see “Item 3. Key Information on the Company⸺D. Risk Factors-Risks Related to Our Corporate Structure⸺We rely on contractual arrangements with the Group VIEs and their shareholders to operate our business, which may be less effective than direct ownership in providing operational control and otherwise have a material adverse effect than to our business.”

Xiamen Qudian was a VIE of the Company before June 30, 2023. On June 30, 2023, Xiamen Happy Time Technology Co., Ltd. entered into an investment agreement with Xiamen Qudian to obtain control over Xiamen Qudian. We continued to consolidate Xiamen Qudian in 2024 and we currently conduct business in China mainly through Xiamen Qudian and its subsidiaries.

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

Our principal executive offices are located at Building 1, Qudian Innovation Park, Meilin Street, Tongan District, Xiamen, Fujian Province, China, People’s Republic of China, and our telephone number is +(86) 592-596-8208. Our website address is www.qudian.com. The information on our website does not form a part of this annual report. The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Our annual report and some of the other information submitted by us to the SEC may be accessed through this web site.

B.Business Overview

Overview

The Group is a consumer-oriented technology company in China. The Group historically focused on providing credit solutions to consumers. The Group has been exploring new business opportunities to promote long-term value for its shareholders.

In December 2022, the Group launched its last-mile delivery business under the name of “Fast Horse.” The business was initially launched on a trial basis and has gradually achieved meaningful scale in Australia during the second quarter of 2023. As of March 31, 2025, the Group had five and one warehouses in Australia and New Zealand, respectively, and accumulatively delivered a total of 19.2 million and 2.5 million packages in Australia and New Zealand, respectively.

In addition, the Group launched its aircraft leasing business and started to lease its aircrafts to third parties in September 2023. As of March 31, 2025, the Group had two aircrafts. The aircraft leasing business is still at the initial stage and has not reached a meaningful scale as of the date of this annual report. The Group plans to continue developing this business.

The Group historically operated a loan book business in China, whereby the Group offered small credit products to consumers and undertook the related credit risk. The Group has ceased new credit offerings in China since September 6, 2022 and there was no outstanding loan balance from the Group’s historical loan book business since the end of 2022.

The Group historically generated (i) financing income, loan facilitation income and other related income and guarantee income from cash credit products, (ii) sales income from the QD Food business, (iii) educational services income from the Group’s Wanlimu Kids Clubs business, (iv) financing income and sales commission fee from merchandise credit products and (v) transaction services fee and other related income from the Group’s transaction services business. The Group historically generated sales income from merchandise sales on the Wanlimu e-commerce platform, which the Group completed wound down in April 2024. In addition, the Group historically offered budget auto financing products, from which the Group generated sales income and financing income. The Group started to wind down its budget auto financing business in the second quarter of 2019.

The Group’s total revenues decreased from RMB577.5 million in 2022 to RMB126.3 million in 2023, and increased to RMB216.4 million (US$29.7 million) in 2024. The Group recorded net loss of RMB362.1 million, net income of RMB39.1 million and net income of RMB91.7 million (US$12.6 million) in 2022, 2023 and 2024, respectively.

Last-Mile Delivery Business

In December 2022, the Group launched its last-mile delivery business under the name of “Fast Horse.” The business was initially launched on a trial basis and has gradually achieved meaningful scale in Australia during the second quarter of 2023. Customers will make an order with the Group to provide last-mile delivery services to deliver the package from a warehouse to the location designated by customers. As of March 31, 2025, the Group had five and one warehouses in Australia and New Zealand, respectively, and accumulatively delivered a total of 19.2 million and 2.5 million packages in Australia and New Zealand, respectively. The Group primarily serves logistics companies that have operations in the jurisdictions where the Group operates, who use the Group’s service to complete the last step of their order fulfillment and deliver the package to the end consumers.

The Group’s last-mile delivery service has encountered heightened competitive pressures recently, which may result in an adverse effect on its operational performance and financial results. Our management is actively assessing the strategic viability of such business and may contemplate its closure if prevailing market conditions do not show substantive improvement. See “Item 3. Key Information ⸺ D. Risk Factors ⸺ Risks Related to Our Business and Industry ⸺ The Group may not be able to compete effectively, which could materially and adversely affect its business, financial condition, results of operations and prospects, as well as its reputation and brands.”

Aircraft Leasing Business

The Group launched its aircraft leasing business and started to lease its aircrafts to third parties in September 2023. As of March 31, 2025, the Group had two aircrafts. One of the Group’s aircraft is leased to a third party and the remaining one aircraft has been used by the Group for business travels related to the development of its overseas businesses.

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

E-commerce Business

The Group launched the Wanlimu e-commerce platform, which offers online luxury fashion products, in March 2020. The Group completely wound down its Wanlimu e-commerce business in April 2024.

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

Intellectual Property

We regard the Group’s trademarks, domain names, copyrights, know-how, proprietary technologies and similar intellectual property as critical to the Group’s success, and the Group relies on trademark and trade secret law and confidentiality, invention assignment and non-compete agreements with the Group’s employees and others to protect the Group’s proprietary rights. As of March 31, 2025, the Group had registered 581 trademarks in the PRC for “趣店”, “Qufenqi” and other trademarks. As of March 31, 2025, the Group was the registered holder of 96 domain names in the PRC and 32 domain names in other jurisdictions that include qudian.com and laifenqi.com. The Group was also granted 118 copyrights that corresponding to the Group’s proprietary techniques in connection with its systems.

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

Licenses and Permissions Requirements

The below table sets forth material permissions and/or licenses the Group has obtained for its operations in China as of March 31, 2025. The Group has received all material permissions that are, or may be, required for its operations in China, and no material permission has been denied from the Group by relevant authorities in China. However, the Group is subject to risks relating to the regulatory environment in China. See “Item 3. Key Information⸺D. Risk Factors- Risks Related to Doing Business in China⸺There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations. In addition, rules and regulations in China can change quickly with little advance notice.”

Company Name	Company Status	Name of Permission/License	Governing Government Authority
Xiamen Quxianxiang Time Technology Co., Ltd., formerly known as Beijing Happy Time Technology Development Co., Ltd.( 厦门趣先享时代科技有限公司)	Group VIE	Business License	Administration for Market Regulation Tong’an District of Xiamen City

Qufenqi (Ganzhou) Information Technology Co., Ltd.(趣分期（赣州）信息技术有限公司)	Our PRC subsidiary	Business License	Administration for Market Regulation of Ganzhou City

Xiamen Happy Time Technology Co., Ltd.(厦门快乐时代科技有限公司)	Our PRC subsidiary	Business License	Administration for Market Regulation of Xiamen City

Xiamen Qudian Financial Lease Ltd.(厦门趣店融资租赁有限公司)	Our PRC subsidiary	Business License	Administration for Market Regulation of Xiamen City

Xiamen Lexiang Time Technology Co., Ltd., formerly known as Ganzhou Qudian Technology Co., Ltd.( 厦门乐享时代科技有限公司)	Group VIE	Business License	Administration for Market Regulation Tong’an District of Xiamen City

Xiamen Qudian Technology Co., Ltd.(厦门趣店科技有限公司)	Our PRC subsidiary	Business License	Administration for Market Regulation Tong’an District of Xiamen City

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

The Special Administrative Measures for Access of Foreign Investment (Negative List) (2024 Edition), or the List, which was promulgated jointly by the MOFCOM and the NDRC on September 6, 2024 and became effective on November 1, 2024, and replaced the Special Administrative Measures for Access of Foreign Investment (Negative List) (2021 Edition), has listed the special administrative measures for foreign investment in certain industries in the PRC, including requirements on ownership percentage, senior management and etc. The industries that do not fall within the List are administered under uniform principles for domestic and foreign investment. According to the List, the value-added telecommunications services business (excluding e-commerce business, domestic multi-party communications, store-and-forward and call center) is subject to restrictions on percentage of foreign ownership (not exceeding 50 percent). According to the Administrative Regulations on Foreign-invested Telecommunications Enterprises issued by the State Council on December 11, 2001 and amended on September 10, 2008, February 6, 2016 and March 3, 2022 respectively, foreign-invested value-added telecommunications enterprises must be in the form of a Sino-foreign equity joint venture. The regulations restrict the ultimate capital contribution percentage held by foreign investor(s) in a foreign-invested value-added telecommunications enterprise to 50% or less.

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

On April 8, 2024, the MIIT issued the Circular on Implementing the Pilot Programs Work to Expand the Opening-up of the Value-Added Telecommunications Services. The circular states that the MIIT will launch pilot programs to expand the opening-up of value-added telecommunications services and the pilot programs will be initially launched in several regions, including Beijing, Shanghai, Hainan and Shenzhen. In the regions approved to launch pilot programs, foreign ownership restrictions in certain value-added telecommunications business will be removed, including internet data centers services, content delivery networks services, internet access services, online data processing and transaction processing services, information publishing platforms and delivery services (excluding internet news information, online publishing, online audiovisual, and internet cultural operations) and information protection and processing services. Foreign invested enterprises conducting these services in approved pilot regions are required to obtain approval from the MIIT in accordance with applicable law and regulations. The circular also indicates that based on the implementation of the pilot programs, the scope of the pilot regions may be expanded.

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

The Administrative Measures on Telecommunications Business Operating Licenses, promulgated by the MIIT in 2009 and most recently amended in July 2017, which set forth more specific provisions regarding the types of licenses required to operate VATS, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. Under these regulations, a commercial operator of VATS must first obtain a VATS License, from the MIIT or its provincial level counterparts, otherwise such operator might be subject to sanctions including corrective orders and warnings from the competent administration authority, fines and confiscation of illegal gains and, in the case of significant infringements, the websites may be ordered to close. In September 2000, the State Council issued the Administrative Measures on Internet Information Services, which was last amended in January 2025. Internet information service is a kind of information service categorized as a VATS in the current Telecom Catalog attached to the Telecommunications Regulation as most recently updated in December 2019. Pursuant to these measures, “Internet information services” refers to the provision of information through the Internet to online users, and are divided into “commercial Internet information services” and “non-commercial Internet information services.” A commercial Internet information services operator must obtain a VATS license for Internet information services, or the ICP license, from the relevant government authorities before engaging in any commercial Internet information services operations in China, while the ICP license is not required if the operator will only provide Internet information on a non-commercial basis. According to the Administrative Measures on Telecommunications Business Operating Licenses, the ICP license has a term of five years and can be renewed within 90 days before expiration.

Xiamen Quxianxiang, one of the Group VIEs, had obtained ICP licenses for provision of commercial Internet information services issued by Beijing Telecommunication Administration in February 2019. In September 2020, the ICP license of Xiamen Quxianxiang expired and we did not renew such license due to adjustments to our business structure. In addition, Xiamen Wanlimu Growth has obtained the ICP license for provision of Internet information services issued by Fujian Telecommunication Administration in January 2021. As the implementing rules of the Administrative Measures on Telecommunications Business Operating Licenses have not been published, it remains uncertain as to how the “commercial Internet information services” and “non-commercial Internet information services” are interpreted and distinguished, and whether online consumer finance service providers like the Group will be deemed as commercial Internet information service operator, or operators of online data and transaction processing, therefore there is uncertainty as to whether any or all of the Group VIEs, or the subsidiaries of the Group VIEs need to obtain ICP licenses, or VATS license for online data and transaction processing services, or any other VATS licenses in order to be in full compliance with regulatory requirements with respect to VATS.

In addition to the Telecommunications Regulations of the People’s Republic of China and other regulations above, provision of commercial Internet information services on mobile Internet applications are regulated by the Administrative Provisions on Information Services of Mobile Internet Applications, which was promulgated by the State Internet Information Office on June 28, 2016 and last amended on June 14, 2022. The information service providers of mobile internet applications are subject to requirements under the Administrative Provisions on Information Services of Mobile Internet Applications, including acquiring relevant qualifications required by laws and regulations and being responsible for management of information security. On July 21, 2023, the MIIT promulgated the Notice of the Record - filing of Mobile Internet Apps, pursuant to which, operators of mobile internet apps which engage in internet information services within the territory of mainland China shall complete the record - filing formalities. Any operator shall not conduct the internet information services via mobile internet apps before the completion of the record - filing formalities with respect to such mobile internet apps.

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

On June 10, 2021, the SCNPC promulgated the PRC Data Security Law, which became effective on September 1, 2021. The PRC Data Security Law sets forth the data security protection obligations for entities and individuals handling personal data, including that no entity or individual may acquire such data by stealing or other illegal means, and the collection and use of such data should not exceed the necessary limits. On July 7, 2022, CAC promulgated Measures for the Security Assessment of Outbound Data Transfers, which became effective on September 1, 2022 and provide that a data processor is required to apply for security assessment for cross-border data transfer in any of the following circumstances: (i) where a data processor provides critical data to offshore entities and individuals; (ii) where a CIIO or a data processor which processes personal information of more than one million individuals provides personal information to offshore entities and individuals; (iii) where a data processor has provided personal information in the aggregate of more than 100,000 individuals or sensitive personal information of more than 10,000 individuals in total to offshore entities and individuals since January 1 of the previous year; or (iv) other circumstances prescribed by the CAC for which declaration for security assessment for cross-board transfer of data is required. On March 22, 2024, the CAC published the Provisions on Promoting and Regulating Cross-border Data Transfer. These provisions provide certain exemptions from obligations under the circumstances of cross - border data transfer, including, among others, the obligations for declaring data security assessment, concluding a standard contract for provisions of personal information abroad or passing the certification for personal information protection.

On September 24, 2024, the State Council promulgated the Regulations on the Network Data Security Administration, which came into effect from January 1, 2025. The Network Data Security Regulations reiterate and refine the general regulations for cyber data processing activities and rules regarding personal information protection, important data security protection, cyber data cross-border transfer security management, and the responsibilities of online platform service providers. In particular, the Network Data Security Regulations provide that network data processors conduct network data processing activities that affect or may affect national security must be subject to network data security review in accordance with relevant PRC regulations. In addition, network data processors processing personal information of over 10 million individuals shall fulfill certain requirements for processing important data and network data processors are required to take certain precautionary measures, such as identifying important data and conducting annual risk assessments. Furthermore, the Network Data Security Regulations allow network data processors to provide personal information overseas only if it is strictly necessary for fulfilling statutory obligations. The Network Data Security Regulations also establish certain obligations for online platform service providers, including offering users an option to turn off personalized recommendations. However, the Network Data Security Regulations remain unclear on how it will be interpreted, amended and implemented by the relevant PRC governmental authorities, and it remains uncertain how PRC governmental authorities will regulate overseas listings in general and how we will be affected.

The costs of compliance with, and other burdens imposed by, Cybersecurity Law, the Network Data Security Regulations and any other cybersecurity, data security and related laws may limit the use and adoption of our products and services and could have an adverse impact on our business. Also, since the Network Data Security Regulations are still relatively new, the interpretation and implementation of these regulations may further evolve and develop, we cannot predict the impact of the Network Data Security Regulations on us.

In providing the Group’s service, the Group has access to a large amount of confidential information in its day-to-day operations. Each waybill contains the names, addresses, phone numbers and other contact information of the sender and recipient of a package. The content of the package may also constitute or reveal confidential information. The Group has established information security systems to protect personal information that it obtained during its day-to-day operations and to abide by other cybersecurity requirements under such laws and regulations. The Group has not received any investigation or punishment for data breach issues from the PRC regulatory agencies except for one notification from an APP Special Crackdown Working Group consisted of the Office of the Central Cyberspace Affairs Commission, the MIIT, the Ministry of Public Security and the State Administration for Market Regulation in July 2019. The notice required Xiamen Quxianxiang to make rectification to conduct certain corrections to the private policy of the Laifenqi APP to be in compliance with the Announcement. On acceptance of the notice, the Group has since carried out improvements and corrections as required, including correcting the private policy of Laifenqi APP, updating Laifenqi App and submitting the rectification report to APP Special Crackdown Working Group to comply with certain requirements under the Announcement. Since, there is uncertainty as to how the cybersecurity requirements for maintaining cybersecurity and protecting personal information will be interpreted and implemented, we cannot assure you that the Group’s existing policies and procedures will be deemed to be in full compliance with any laws and regulations that are applicable, or may become applicable to the Group in the future.

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

Anti-money Laundering Regulations

The PRC Anti-money Laundering Law, which became effective in January 2007 and was amended on November, 2024, sets forth the principal anti-money laundering requirements applicable to financial institutions as well as non-financial institutions with anti-money laundering obligations, including the adoption of precautionary and supervisory measures, establishment of various systems for client identification, retention of clients’ identification information and transactions records, and reports on large transactions and suspicious transactions. According to the PRC Anti-money Laundering Law, financial institutions subject to the PRC Anti-money Laundering Law include banks, credit unions, trust investment companies, stock brokerage companies, futures brokerage companies, insurance companies and other financial institutions as listed and published by the State Council, while the list of the non-financial institutions with anti-money laundering obligations will be published by the State Council. The PBOC and other governmental authorities issued a series of administrative rules and regulations to specify the anti-money laundering obligations of financial institutions and certain non-financial institutions, such as payment institutions. However, the State Council has not promulgated the list of the non-financial institutions with anti-money laundering obligations.

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

Regulations Related to Taxation

Enterprise Income Tax

Under the Enterprise Income Tax Law, effective on January 1, 2008 and last amended on December 29, 2018, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore be subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The Implementing Rules of the Enterprise Income Tax Law, which took effect on January 1, 2008 and were last amended on December 6, 2024, further define the term “de facto management body” as the management body that exercises substantial and overall management and control over the production and operations, personnel, accounts and properties of an enterprise. If an enterprise organized under the laws of jurisdiction outside China is considered a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, it would be subject to the PRC enterprise income tax at the rate of 25% on its worldwide income. Second, a 10% withholding tax would be imposed on dividends it pays to its non-PRC enterprise shareholders and with respect to gains derived by its non-PRC enterprise shareholders from transfer of its shares.

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

The Law of the People’s Republic of China on the Protection of Rights and Interests of Consumers, or the Consumer Protection Law, as amended on October 25, 2013, sets out the obligations of business operators and the rights and interests of the consumers. Pursuant to this law, business operators must guarantee that the commodities they sell satisfy the requirements for personal or property safety, provide consumers with authentic information about the commodities, and guarantee the quality, function, usage and term of validity of the commodities. The amendment in 2013 further strengthens the protection of consumers and imposes more stringent requirements and obligations on business operators, especially on the businesses operating through the Internet. For example, when a consumer purchases products (including cosmetics and food) or accepts services via an online trading platform and his or her interests are prejudiced, if the online trading platform provider fails to provide the name, address and valid contact information of the seller, the manufacturer or the service provider, the consumer is entitled to demand compensation from the online trading platform provider. Failure to comply with the Consumer Protection Law may subject business operators to civil liabilities such as refunding purchase prices, replacement of commodities, repairing or ceasing damages, compensation, and restoring reputation, and could subject the business operators or the responsible individuals to criminal penalties when personal damages are involved or if the circumstances are severe. The Regulation on the Implementation of the Consumer Rights and Interests Protection Law of the PRC, which was promulgated by the State Council on March 15, 2024 and came into effect from July 1, 2024, further details and supplements the obligations of operators and improves the relevant regulations on online consumption, strengthens the obligations of operators in prepaid consumption, regulates the behavior of consumer claims and clarify the responsibilities of the government for the protection of consumer rights and interests.

Regulations Relating to Cross-border Trading

The Customs Law, effective as of July 1, 1987 and amended on July 8, 2000, June 29, 2013, December 28, 2013, November 17, 2016, November 4, 2017 and April 29, 2021, divides imported and exported items into “means of transports”, “goods” and “articles” based upon the nature and purpose of such items. Under the Customs Law, “goods” and “articles” are not defined, but these concepts are clarified in the Implementation Regulations of Administrative Punishments Under the Customs Law, effective as of November 1, 2004 and were last amended on May 1, 2022. The regulation describes “articles” as postal items and travelers’ luggage that are brought in and out of the PRC on an individual’s person or luggage. When the quantity of articles is higher than a reasonable amount for personal use, it will be regarded as “goods.” “Personal use” means that the traveler or consignee will use the items themselves or give the items as gifts, rather than selling or renting the items. “Reasonable amount” means the regular amount determined in accordance with the traveler or consignee’s situation, purpose of travel and duration of stay.

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

The Customs Law requires that importers and exporters make true declarations of their goods and technologies to customs. The Imported and Exported Commodity Inspection Law, issued February 21, 1989 and amended on April 28, 2002, June 29, 2013, April 27, 2018, December 29, 2018 and April 29, 2021, also requires that certain items listed in the Catalog of Import and Export Commodities for Inspection, or the Customers Catalog, must be inspected by a commodity inspection organization authorized by the State Administration for Commodity Inspection before they can be exported. For import and export commodities not listed in the Customers Catalog, the commodity inspection authorities may conduct random inspections pursuant to the Measures for the Administration of Random Inspection of Import and Export Commodities, issued as of December 31, 2002 and amended on April 28, 2018 and May 15, 2023. Further, the Ministry of Commerce and the General Administration of Customs jointly adopted a mandatory licensing system for the export of certain merchandise, which exporters must comply with depending on the commodities they export. Further, the Administration for Industry promulgated Measures for Penalties for Infringement upon Rights and Interests of Consumers which requires strict compliance with the Law on Protection of Rights and Interest of Consumers and related laws and regulations for the purpose of stopping infringement upon rights and interests of consumers pursuant to the law, protecting the legitimate rights and interests of consumers, and safeguarding social and economic order. On October 23, 2020, under State Administration for Market Regulation Decree No. 31, Measures for Penalties for Infringement upon Rights and Interests of Consumers was revised and further focuses on the disclosure of its information to consumers. The information that must be disclosed includes but not limited to: (i) information on grant, alteration, or renewal or renewal of administrative permit; (ii) information on administrative punishment; (iii) other information to be announced pursuant to the law; (iv) registration and filing information; (v) registration information for chattel mortgage; (vi) registration information for pledge of equity; (vii) information on administrative punishment and (viii) other information to be announced pursuant to law. Violation against such requirements would constitute a direct violation of both Provisional Regulations on Enterprise Information Disclosure and Measures for Penalties for Infringement upon Rights and Interests of Consumers and would be punished severely.

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

C.Organizational Structure

The following diagram illustrates the Group’s organizational structure, and the place of formation, ownership interest and affiliation of each of our principal subsidiaries and affiliated entities as of December 31, 2024. It omits certain entities that are immaterial to the Group’s results of operations, business and financial condition, such as Xiamen Qudian Financial Lease Ltd. and Xiamen Wanlimu Growth, which do not currently engage in material business operations. Except as otherwise specified, equity interests depicted in this diagram are beneficially owned as to 100%. The relationships between (i) each of Xiamen Lexiang and Xiamen Quxianxiang and (ii) Ganzhou Qufenqi are governed by contractual arrangements and do not constitute equity ownership.

(1)	Investors in our ADSs hold equity interest in Qudian Inc., which does not conduct operations.
(2)	Mr. Min Luo, our founder, chairman and chief executive officer, and Mr. Lianzhu Lv, our head of user experience department, respectively hold 99.0% and 1.0% of equity interests in Xiamen Lexiang.

(3)	The following table sets forth the shareholders of Xiamen Quxianxiang, their respective equity interests in Xiamen Quxianxiang as of the date of this annual report.

	Amount	Percentage
	of	of
	Registered	Equity
Shareholders	Capital	Interests
	RMB
Mr. Min Luo	6,547,705	27.4
Phoenix Auspicious Internet Investment L.P. and Shenzhen Guosheng Qianhai Investment Co., Ltd	4,596,670	19.2
Beijing Kunlun Tech Co., Ltd.	4,587,496	19.2
Ningbo Yuanfeng Venture Capital L.P.(a)	3,757,355	15.7
Shanghai Yunxin Venture Capital Co., Ltd.(a)	2,985,744	12.5
Tianjin Blue Run Xinhe Investment Center L.P.(a)	159,240	0.7
Tianjin Happy Share Asset Management L.P., referred to as Tianjin Happy Share(b)	1,251,743	5.3
(a)	Ningbo Yuanfeng Venture Capital L.P., Shanghai Yunxin Venture Capital Co., Ltd. and Tianjin Blue Run Xinhe Investment Center L.P. entered into a series of agreements to transfer their respective equity interest in Xiamen Quxianxiang to Mr. Min Luo in October 2020. However, the parties eventually decided not to proceed with this transaction.
(b)	Tianjin Happy Share was established in connection with the share incentive plan of Xiamen Quxianxiang adopted in 2015. Tianjin Happy Share is a limited partnership established under the laws of PRC. As of the date of this annual report, the sole general partner of Tianjin Happy Share is Mr. Lianzhu Lv, and the limited partners are certain employees and a third party consultant. The 2015 Share Incentive Plan was terminated in December 2016.
(4)	Xiamen Qudian was a VIE of the Company before June 30, 2023. On June 30, 2023, Xiamen Happy Time Technology Co., Ltd. entered into an investment agreement with Xiamen Qudian to obtain control over Xiamen Qudian. The Company continued to consolidate Xiamen Qudian in 2024.
(5)	Main subsidiaries of Xiamen Qudian include Xiamen Qudian Financial Lease Ltd. and F&H EXPRESS PTY LTD.
(6)	The main subsidiary of Xiamen Quxianxiang is Xiamen Happy Share Technology Co., Ltd.
(7)	Formerly known as Fast Horse Inc.
(8)	Formerly known as Fast Horse Express Limited.
(9)	The main subsidiaries of Bloomgoods Limited are LAST MILE EXPRESS PTY LTD and FAST HORSE LIMITED.

Our Contractual Arrangements with the Group VIEs and Their Shareholders

Due to PRC legal restrictions on foreign ownership and investment in, among other areas, VATS, which include the operations of Internet content providers, or ICPs, we have been conducting part of such operations through Xiamen Quxianxiang and its subsidiaries. We established one additional Group VIE, Xiamen Lexiang, in 2017. We have the power to direct the activities that most significantly impact the economic performance of the Group VIEs and provide us with economic benefits of each Group VIE through a series of contractual arrangements with such Group VIE, its shareholders and Ganzhou Qufenqi, as described in more detail below, which collectively enables us to:

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

Exclusive Business Cooperation Agreements

Under the exclusive business cooperation agreements, Ganzhou Qufenqi has the exclusive right to provide the Group VIEs and their subsidiaries that generate substantial income or the profitable Group VIEs and their subsidiaries, with technical support, consulting services and other services. In exchange, Ganzhou Qufenqi is entitled to receive a service fee from each of the profitable Group VIEs on a monthly basis and at an amount equivalent to all of its net income as confirmed by Ganzhou Qufenqi. Ganzhou Qufenqi owns the intellectual property rights arising out of the performance of the respective exclusive business cooperation agreement. In addition, each of the Group VIEs and their subsidiaries has granted Ganzhou Qufenqi an exclusive right to purchase any or all of the business or assets of each of the profitable Group VIEs and their subsidiaries at the lowest price permitted under PRC law. Unless otherwise agreed by the parties, this agreement will continue remaining effective.

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

We expect to provide the financial support if and when required with cash available at hand at the time and proceeds from the issuance of equity or debt securities in the future.

D.Property, Plants and Equipment

In January 2018, the Group purchased the use rights with respect to a parcel of land of approximately 53,239 square meters located in Xiamen, Fujian Province for a price of RMB106 million for the construction of its innovation park. Pursuant to the contract the Group signed with the local government authorities, the Group’s land lease right of use asset will last for 40 years. The main construction of the innovation park was completed in the fourth quarter of 2024 and the Group had moved its headquarters to the innovation park in November 2024. As of March 31, 2025, the Group also leased office space of a total of 98 square meters in Shenzhen in Guangdong Province and Ganzhou in Jiangxi Province.

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

For comparison of the Group’s results of operations for the years ended December 31, 2023 to December 31, 2022, refer to “Item 5. Operating and Financial Review and Prospects” in our annual report on Form 20-F for the year ended December 31, 2023, filed with the SEC on April 29, 2024.

A.Operating Results

Overview

The Group is a consumer-oriented technology company in China. The Group historically focused on providing credit solutions to consumers. The Group has been exploring new business opportunities to promote long-term value for its shareholders.

In December 2022, the Group launched its last-mile delivery business under the name of “Fast Horse.” The business was initially launched on a trial basis and has gradually achieved meaningful scale in Australia during the second quarter of 2023. As of March 31, 2025, the Group had five and one warehouses in Australia and New Zealand, respectively, and accumulatively delivered a total of 19.2 million and 2.5 million packages in Australia and New Zealand, respectively.

In addition, the Group launched its aircraft leasing business and started to lease its aircrafts to third parties in September 2023. As of March 31, 2025, the Group had two aircrafts. The aircraft leasing business is still at the initial stage and has not reached a meaningful scale as of the date of this annual report. The Group plans to continue developing this business.

The Group historically operated a loan book business, whereby the Group offered small credit products to consumers and undertook the related credit risk. The Group has ceased new credit offerings since September 6, 2022 and there was no outstanding loan balance from the Group’s historical loan book business since the end of 2022.

The Group historically generated (i) financing income, loan facilitation income and other related income and guarantee income from cash credit products and (ii) sales income from the QD Food business, (iii) educational services income from the Group’s Wanlimu Kids Clubs business, (iv) financing income and sales commission fee from merchandise credit products and (v) transaction services fee and other related income from the Group’s transaction services business. The Group historically generated sales income from merchandise sales on the Wanlimu e-commerce platform, which the Group completely wound down in April 2024. In addition, the Group historically offered budget auto financing products, from which the Group generated sales income and financing income. The Group started to wind down its budget auto financing business in the second quarter of 2019.

The Group’s total revenues decreased from RMB577.5 million in 2022 to RMB126.3 million in 2023, and increased to RMB216.4 million (US$29.7 million) in 2024. The Group recorded net loss of RMB362.1 million, net income of RMB39.1 million and net income of RMB91.7 million (US$12.6 million) in 2022, 2023 and 2024, respectively.

Key Factors Affecting the Group’s Results of Operations

Last-Mile Delivery Business

The Group launched its last-mile delivery business in December 2022 and the business has gradually achieved meaningful scale in the second quarter of 2023. Since the third quarter of 2023, substantially all of the Group’s revenues were generated from its last-mile delivery business. As such, the Group’s results of operations depend on its ability to maintain and expand customer base and to manage costs and expenses relating to such business. The Group’s last-mile delivery service has encountered heightened competitive pressures recently, which may result in an adverse effect on its operational performance and financial results. Our management is actively assessing the strategic viability of such business and may contemplate its closure if prevailing market conditions do not show substantive improvement. Such a decision could significantly impact our workforce, service delivery capabilities and overall business operations. See “Item 3. Key Information ⸺ D. Risk Factors ⸺ Risks Related to Our Business and Industry ⸺ The Group may not be able to compete effectively, which could materially and adversely affect its business, financial condition, results of operations and prospects, as well as its reputation and brands.”

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

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Adjusted net income/(loss) attributable to Qudian Inc.’s shareholders(1)	(347,938)	44,070	93,989	12,876
(1)	Defined as net income attributable to Qudian Inc.’s shareholders excluding share-based compensation expenses and convertible senior notes buyback income.

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

The following table reconciles the Group’s adjusted net income attributable to Qudian Inc.’s shareholders in the years presented to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net income attributable to Qudian Inc.’s shareholders:

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Net income/(loss) attributable to Qudian Inc.’s shareholders	(361,964)	39,134	91,731	12,567
Add: share-based compensation expenses	24,054	4,936	2,258	309
Less: Convertible senior notes buyback income	10,028	—	—	—
Adjusted net income/(loss) attributable to Qudian Inc.’s shareholders	(347,938)	44,070	93,989	12,876

Components of Results of Operations

Revenues

The Group’s total revenues comprise delivery service income, sales income and others, financing income, sales commission fee, penalty fee, loan facilitation income and other related income, transaction services fee and other related income. The Group’s total revenues are presented net of VAT. Financing income represents financing service fees that the Group collected from borrowers for on-balance sheet transactions, which the Group had facilitated since inception in April 2014. Sales commission fee represents fee earned from merchandise suppliers in connection with merchandise credit products. Sales income represents the sales price of cars the Group sold to car buyers in connection with the Group’s budget auto financing products, revenues from product sales through the Group’s Wanlimu e-commerce platform and QD foods. Penalty fee represent fees the Group charged borrowers for late repayment. Loan facilitation income and other related income represent loan facilitation fees earned from certain institutional funding partners in connection with off-balance sheet transactions, a type of funding arrangement that started in September 2016. Transaction services fee and other related income represent commissions and fees earned from financial service providers in connection with the Group’s transaction services business. Delivery service income represents income earned from customers in connection with the Group’s service to deliver the package from a warehouse to the location designated by customers. For more information, see “Item 5. Operating and Financial Review and Prospects⸺A. Operating Results⸺Critical Accounting Policies⸺Revenue Recognition.” The following table sets forth the breakdown of the Group’s total revenues, both in absolute amount and as a percentage of the Group’s total revenues, for the periods presented:

	Year Ended December 31,
	2022		2023		2024
		% of total		% of total			% of total
	RMB	revenues	RMB	revenues	RMB	US$	revenues

	(in thousands, except for percentages)
Revenues
Financing income	308,717	53.4	—	—	—	—	—
Sales commission fee	115	0.0	—	—	—	—	—
Penalty fee	53,445	9.3	—	—	—	—	—
Loan facilitation income and other related income	18,809	3.3	—	—	—	—	—
Transaction services fee and other related income	113,790	19.7	—	—	—	—	—
Delivery service income	—	—	95,292	75.4	203,745	27,913	94.1
Sales income and others	82,617	14.3	31,046	24.6	12,683	1,738	5.9
Total revenues	577,493	100.0	126,338	100.0	216,428	29,651	100.0

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

Penalty Fee

Penalty fee represent fee the Group charged borrowers for late repayment. Penalty fee was recognized on a cash basis when the penalty fee will not be reversed.

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

Delivery services income

Since 2023, the Group has been providing last-mile package delivering service from warehouses to the locations in Australia and New Zealand designated by international delivery customers after the packages were shipped by international delivery customers from China to Australia and New Zealand. Our customers are international delivery channel companies. The Group concludes that it acts as a principal in these transactions as the Group is primarily responsible for the delivery of package and has the ability to control the related services. The Group has the ability to control the services provided by delivery drivers as it is responsible for identifying qualifying drivers and directing them to complete the deliveries. Additionally, the Group has ultimate control over the amounts charged to the customers. Revenues resulting from these services are recognized on a gross basis at a fixed rate or a pre-determined amount for each completed delivery, with the amounts paid to the drivers recorded in costs of revenue. These revenues are recognized at the point of delivery of package.

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

Cost of Revenues and Operating Expenses

The Group’s cost of revenues and operating expenses consist of cost of goods sold, cost of delivery services income and other revenues, sales and marketing expenses, general and administrative expenses, research and development expenses, changes in guarantee liabilities and risk assurance liabilities, (reversal of)/provision for expected credit losses on receivables and other assets and impairment loss from other assets. The following table sets forth the Group’s cost of revenues and operating expenses, both in absolute amount and as a percentage of the Group’s total revenues, for the periods presented:

	Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Cost of revenues and operating expenses:
Cost of revenues	383,091	66.3	160,114	126.7	201,023	27,540	92.9
Sales and marketing	271,611	47.0	3,796	3.0	5,868	804	2.7
General and administrative	287,457	49.8	273,589	216.6	276,565	37,889	127.8
Research and development	58,275	10.1	47,763	37.8	58,464	8,010	27.0
Changes in guarantee liabilities and risk assurance liabilities	(103,991)	(18.0)	—	—	—	—	—
(Reversal of)/ Provision for expected credit losses on receivables and other assets	(221,121)	(38.3)	24,653	19.5	(18,616)	(2,550)	(8.6)
Impairment loss from other assets	268,927	46.6	5,800	4.6	1,570	215	0.7
Total	944,249	163.5	515,715	408.2	524,874	71,908	242.5

Cost of Revenues

The Group’s cost of revenues primarily consists of the purchase price of products, packaging material and delivery cost, including (i) lease expenses for regional sorting warehouse, and (ii) the amounts paid to the drivers for delivery services. The following table sets forth components of the Group’s cost of revenues, both in absolute amount and as a percentage of the Group’s total revenues, for the periods presented:

	Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Cost of revenues:
Cost of goods sold	326,889	56.6	27,716	21.9	1,018	139	0.5
Cost of delivery services income and other revenues	56,202	9.7	132,398	104.8	200,005	27,401	92.4
Total	383,091	66.3	160,114	126.7	201,023	27,540	92.9

Sales and Marketing

Sales and marketing expenses include expenses for (i) the Group’s historical online consumer finance business and consist primarily of expenses related to salaries, benefits and share-based compensation related to the Group’s sales and marketing staff; (ii) the Group’s historical ready-to-cook meals business and consist primarily of expenses related to marketing activities the Group conducted to promote the brand and (iii) the Group’s historical budget auto financing business and consist primarily of expenses related to salaries, benefits and share-based compensation related to the Group’s relevant sales and marketing staff.

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

(Reversal of)/Provision for Expected Credit Losses on Receivables and Other Assets

The Group considers the finance lease receivables to be homogenous as they are all automotive finance lease receivables collateralized by vehicle titles of similar principal amounts. The allowance for finance lease receivables is calculated based on historical loss experience using probability of default (“PD”) and loss given default (“LGD”) methods. The Group stratifies PD and LGD by the recovered rate under different scenarios (i.e. cash collection, repossessing the leased vehicle or non-recovery), and calculates allowance balance by timing exposure at default under each scenario. This process is repeated on a monthly basis. LGD is determined based on the Basel III Accord issued in December 2010, where the 45% post-default loss rate applies to senior claims and the 75% post-default loss rate applies to subordinated claims under the Basel III Junior Act of reference. The Group applies a consistent credit risk management framework to the entire portfolio of finance lease receivables in accordance with ASC 326 and adjusts the allowance that is determined by the PD and LGD methods for various qualitative factors that reflect reasonable and supportable forecasts of future economic conditions. These factors may include gross-domestic product rates, consumer price indexes, per capita consumption expenditure and other considerations. The Group analyzes a combination of qualitative factors to the change in roll rate using a regression model. Factors that had a strong correlation and economic and commercial significance were selected for the model.

Account receivables represent the considerations for which the Group has satisfied its performance obligations and has the unconditional right to consideration. The Group assesses contract assets and accounts receivable for impairment in accordance with ASC 326 with the PD and LGD model.

The following table sets forth the (reversal of)/provision for expected credit losses on receivables and other assets, both in an absolute amount and as a percentage of total revenues, for the periods presented.

	Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
(Reversal of)/ Provision for expected credit losses on receivables and other assets	(221,121)	(38.3)	24,653	19.5	(18,616)	(2,550)	(8.6)

Impairment loss from other assets

The Group reviews the impairment for long-lived assets in accordance with authoritative guidance for impairment or disposal of long-lived assets. Long-lived assets are reviewed for events or changes in circumstances, which indicate that their carrying value may not be recoverable. Long-lived assets are reported at the lower of carrying amount or fair value less cost to sell for long-lived assets held for sales, or at the lower of carrying amount or fair value for long-lived assets held for use. The Group recorded the impairment loss from other assets in 2024, primarily due to credit loss for other assets.

Share-based Compensation

The following table sets forth the effect of share-based compensation expenses on the Group’s operating expenses line items, both in an absolute amount and as a percentage of total revenues, for the periods presented.

	Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Sales and marketing	528	0.1	266	0.2	300	41	0.1
General and administrative	21,102	3.7	4,650	3.7	1,754	240	0.8
Research and development	2,424	0.4	20	0.0	204	28	0.1
Total	24,054	4.2	4,936	3.9	2,258	309	1.0

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

Hong Kong

Our subsidiary incorporated in Hong Kong is subject to Hong Kong profit tax at a rate of 16.5%. No Hong Kong profit tax has been levied as we did not have assessable profit that was earned by the Hong Kong subsidiary during the periods presented. Hong Kong does not impose a withholding tax on dividends.

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

Sales income

The Group recognizes revenue from product sales through our platform of ready-to-cook meal business under “sales income and others” in the consolidated statements of comprehensive income/(loss). The Group’s single performance obligation is to sell products to customers. The Group is the principal and record revenue on a gross basis as the Group controls the products before transfer to the customers. Revenue is measured based on the amount of consideration the Group expects to receive reduced by value-added tax, discount and estimate for product returns. Product returns are estimated using the expected value method based on historical return patterns. Revenues are recognized at a point in time when the products are accepted by the customers. As of December 31, 2022, 2023 and 2024, estimated product returns were not material.

Delivery services income

Since 2023, the Group has been providing last-mile package delivering service from warehouses to the locations in Australia and New Zealand designated by international delivery customers after the packages were shipped by international delivery customers from China to Australia and New Zealand. Our customers are international delivery channel companies. The Group concludes that it acts as a principal in these transactions as the Group is primarily responsible for the delivery of package and has the ability to control the related services. The Group has the ability to control the services provided by delivery drivers as it is responsible for identifying qualifying drivers and directing them to complete the deliveries. Additionally, the Group has ultimate control over the amounts charged to the customers. Revenues resulting from these services are recognized on a gross basis at a fixed rate or a pre-determined amount for each completed delivery, with the amounts paid to the drivers recorded in costs of revenue. These revenues are recognized at the point of delivery of package.

Impairment of long-lived assets, including intangible assets with definite lives

The Group evaluates long-lived assets, such as fixed assets, right-of-use assets and construction in progress, for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC Topic 360, Property, Plant and Equipment. When such events occur, the Group assesses the recoverability of the asset group based on the undiscounted future cash flows the asset group is expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset group plus net proceeds expected from disposition of the asset group, if any, is less than the carrying value of the asset group. As of December 31, 2024, as the Group’s long-lived assets are located at the headquarter and being used together by the headquarter staff in centrally managing both its last-mile delivery business and cash management, such long-lived assets are included in a single entity-wide asset group. Within such asset group, construction in progress is considered the primary asset as it is the most significant long-lived asset. If the Group identifies an impairment, the Group reduces the carrying amount of the asset group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. The Group uses estimates and judgments in its impairment tests and if different estimates or judgments had been utilized, the timing or the amount of any impairment charges could be different. The Group evaluates its long-lived assets for recoverability due to net operating losses for the year ended December 31, 2024.

Short-term investments

Short-term investments include, (i) wealth management products with the intention to sell in the near term which are classified as trading securities and measured at fair value; (ii) wealth management products with original maturities less than one year are classified as held to maturity debt securities and measured them at amortized costs; (iii) marketable equity securities (level 1) in listed companies and publicly-traded mutual funds and measures them at fair value. For trading securities, the realized investment income and changes in fair value are recognized in interest and investment income in the consolidated statements of comprehensive income/(loss). The banks or trust companies publish the redemption price of wealth management products daily (level 1) or publish their net value on a regular basis (level 2). The products that have fixed interest rates are classified as held-to-maturity when the Group has the positive intent and ability to hold the securities to maturity and are recorded at amortized cost. The Group utilized a forward-looking CECL model to assess the credit loss of financial instruments measured at amortized cost. Based upon the Group’s assessment of various factors, including historical experience, credit quality of the related financial institutions, and other factors that may affect its ability to collect the short-term investment, the Group determined there were no credit losses for the years ended December 31, 2022, 2023 and 2024.

Results of Operations

The following tables set forth a summary of the Group’s consolidated results of operations for the periods presented. The Group’s historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands, except for share and per share data)
Revenues:
Financing income	308,717	—	—	—
Sales commission fee	115	—	—	—
Penalty fee	53,445	—	—	—
Loan facilitation income and other related income	18,809	—	—	—
Transaction services fee and other related income	113,790	—	—	—
Delivery service income	—	95,292	203,745	27,913
Sales income and others	82,617	31,046	12,683	1,738
Total revenues	577,493	126,338	216,428	29,651
Cost of revenues:
Cost of goods sold	(326,889)	(27,716)	(1,018)	(139)
Cost of delivery services income and other revenues	(56,202)	(132,398)	(200,005)	(27,401)
Total cost of revenues	(383,091)	(160,114)	(201,023)	(27,540)
Operating expenses:
Sales and marketing	(271,611)	(3,796)	(5,868)	(804)
General and administrative	(287,457)	(273,589)	(276,565)	(37,889)
Research and development	(58,275)	(47,763)	(58,464)	(8,010)
Changes in guarantee liabilities and risk assurance liabilities	103,991	—	—	—
Reversal of/ (Provision for) expected credit losses on receivables and other assets	221,121	(24,653)	18,616	2,550
Impairment loss from other assets	(268,927)	(5,800)	(1,570)	(215)
Total operating expenses	(561,158)	(355,601)	(323,851)	(44,368)
Other operating income	37,255	58,368	298	41
Loss from operations	(329,501)	(331,009)	(308,148)	(42,216)
Interest and investment income, net	112,816	255,333	380,062	52,068
Gain/ (Loss) from equity method investments	13,998	3,207	(4,049)	(555)
Gain/ (Loss) on derivative instruments	(70,421)	153,835	19,457	2,666
Foreign exchange gain/ (loss), net	250	(2,932)	20,658	2,830
Other income	19,833	29,005	61,352	8,405
Other expenses	(16,599)	(5,965)	(11,795)	(1,616)
Net income/(loss) before income taxes	(269,624)	101,474	157,537	21,582
Income tax expenses	(92,428)	(62,340)	(65,806)	(9,015)
Net income/(loss)	(362,052)	39,134	91,731	12,567

	Year Ended December 31,
	2022	2023	2024

	%
Revenues:
Financing income	53.4	—	—
Sales commission fee	0.0	—	—
Penalty fee	9.3	—	—
Loan facilitation income and other related income	3.3	—	—
Transaction services fee and other related income	19.7	—	—
Delivery service income	—	75.4	94.1
Sales income and others	14.3	24.6	5.9
Total revenues	100.0	100.0	100.0
Cost of revenues:
Cost of goods sold	(56.6)	(21.9)	(0.5)
Cost of delivery services income and other revenues	(9.7)	(104.8)	(92.4)
Total cost of revenues	(66.3)	(126.7)	(92.9)
Operating expenses:
Sales and marketing	(47.0)	(3.0)	(2.7)
General and administrative	(49.8)	(216.6)	(127.8)
Research and development	(10.1)	(37.8)	(27.0)
Changes in guarantee liabilities and risk assurance liabilities	18.0	—	—
Reversal of/(Provision for) expected credit losses on receivables and other assets	38.3	(19.5)	8.6
Impairment loss from other assets	(46.6)	(4.6)	(0.7)
Total operating expenses	(97.2)	(281.5)	(149.6)
Other operating income	6.5	46.2	0.1
Loss from operations	(57.0)	(262.0)	(142.4)
Interest and investment income, net	19.5	202.1	175.6
Gain/(Loss) from equity method investments	2.4	2.5	(1.9)
Gain/(Loss) on derivative instruments	(12.2)	121.8	9.0
Foreign exchange gain/ (loss), net	0.1	(2.3)	9.5
Other income	3.4	23.0	28.4
Other expenses	(2.9)	(4.7)	(5.4)
Net income/(loss) before income taxes	(46.7)	80.3	72.8
Income tax expenses	(16.0)	(49.3)	(30.4)
Net income/(loss)	(62.7)	31.0	42.4

Comparison of Year Ended December 31, 2024 and Year Ended December 31, 2023

Total revenues. The Group’s total revenues in 2024 increased by 71.3% to RMB216.4 million (US$29.7 million) from RMB126.3 million in 2023, primarily attributable to an increase in delivery services income generated from last-mile delivery business.

Total cost of revenues and operating expenses. Total cost of revenues and operating expenses increased by 1.8% to RMB524.9 million (US$71.9 million) for 2024 from RMB515.7 million for 2023.

●	Cost of revenues. The Group’s cost of revenues increased by 25.5% to RMB201.0 million (US$27.5 million) for 2024 from RMB160.1 million for 2023, primarily due to the increase in service cost related to last-mile delivery business primarily attributable to the increase in delivery order volume.
●	General and administrative expenses. The Group’s general and administrative expenses was RMB276.6 million (US$37.9 million) for 2024, which remain stable as compared to RMB273.6 million for 2023, primarily attributable to the reduce in professional services fees after the Group completed research and consultation for last-mile delivery business in its early stage, which was largely offset by an increase in staff compensations.

●	Research and development expenses. The Group’s research and development expenses increased by 22.4% to RMB58.5 million (US$8.0 million) for 2024 from RMB47.8 million for 2023, primarily due to the increase in staff head count as the Group continues to explore new business opportunities, which led to a corresponding increase in staff salaries.
●	Reversal of/ (Provision for) expected credit losses on receivables and other assets. The Group’s expected credit reversal for receivables and other assets was RMB18.6 million (US$2.6 million) for 2024, compared with credit loss of RMB24.7 million for 2023, primarily due to credit reversal for other assets.

Loss from operations. The Group’s loss from operations was RMB308.1 million (US$42.2 million) for 2024 compared to RMB331.0 million for 2023.

Interest and investment income, net. The Group’s interest and investment income, net increased to RMB380.1 million (US$52.1 million) for 2024 from RMB255.3 million for 2023, primarily attributable to the increase of income from investments for 2024.

Gain on derivative instrument. The Group’s gain on derivative instrument decreased to RMB19.5 million (US$2.7 million) for 2024 from RMB153.8 million for 2023, mainly due to the decrease of realized investment income of derivative instrument for 2024.

Income tax expenses. The Group’s income tax expenses increased to RMB65.8 million (US$9.0 million) for 2024 from RMB62.3 million for 2023.

Net income. The Group’s net income increased to RMB91.7 million (US$12.6 million) for 2024 from RMB39.1 million for 2023. Net income attributable to the Company’s shareholders per diluted share was RMB0.49 (US$0.07) for 2024, compared to RMB0.18 in the prior year.

Adjusted net income attributable to Qudian Inc.’s shareholders. The Group’s adjusted net income attributable to Qudian Inc.’s shareholders, which excludes share-based compensation expenses, was RMB94.0 million (US$12.9 million) in 2024, compared to RMB44.1 million in the prior year. Adjusted net income attributable to Qudian Inc., shareholders per diluted share was RMB0.50 (US$0.07) in 2024, compared to RMB0.20 in the prior year.

Comparison of Year Ended December 31, 2023 and Year Ended December 31, 2022

For a discussion of the Group’s results of operations for the year ended December 31, 2023 compared with the year ended December 31, 2022, see “Item 5. Operating and Financial Review and Prospects⸺A. Operating Results⸺Comparison of Year Ended December 31, 2023 and Year Ended December 31, 2022” in our annual report on Form 20-F for the year ended December 31, 2023, filed with the SEC on April 29, 2024.

B.Liquidity and Capital Resources

The Group’s primary sources of liquidity have been cash provided by operating activities and funds provided by our investors, including through the issuance of equity securities and convertible debt securities, which have historically been sufficient to meet the Group’s working capital and substantially all of the Group’s capital expenditure requirements. In October 2017, we completed our initial public offering in which we issued and sold an aggregate of 35,625,000 ADSs, representing 35,625,000 Class A ordinary shares, resulting in net proceeds to us of approximately US$799.6 million. In 2022, 2023 and 2024, the Group had net cash provided by operating activities of RMB260.9 million, RMB352.0 million and net cash used in operating activities of RMB111.0 million (US$15.2 million), respectively.

As of December 31, 2024, the Group had cash and cash equivalents of RMB4,263.3 million (US$584.1 million), as compared to cash and cash equivalents of RMB7,207.3 million as of December 31, 2023.

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

The following table sets forth the Group’s total assets, total liabilities and total net assets as of the dates indicated.

	As of December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Total assets	12,746,435	12,482,196	12,464,227	1,707,592
Total liabilities	703,723	794,245	1,172,798	160,673
Total net assets(1)	12,042,712	11,687,951	11,291,429	1,546,919
(1)	Defined as total assets minus total liabilities.

The Group’s total net assets decreased from RMB12,042.7 million as of December 31, 2022 to RMB11,688.0 million as of December 31, 2023. The Group’s total net assets decreased to RMB11,291.4 million (US$1,546.9 million) as of December 31, 2024, primarily attributable to the increase in treasury shares as a result of the share repurchases we made under our share repurchase program.

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

The following table sets forth a summary of the Group’s cash flows for the periods presented:

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash provided by/(used in) operating activities	260,871	352,020	(111,000)	(15,207)
Net cash provided by/(used in) investing activities	1,884,829	3,895,444	(2,344,367)	(321,177)
Net cash (used in)/provided by financing activities	(834,991)	(565,972)	186,844	25,597
Cash and cash equivalents, and restricted cash and cash equivalents at beginning of the year	2,243,420	3,572,748	7,266,779	995,545
Cash and cash equivalents, and restricted cash and cash equivalents at end of the year	3,572,748	7,266,779	5,044,498	691,093

Operating Activities

Net cash used in operating activities was RMB111.0 million (US$15.2 million) in 2024, mainly attributable to net income of RMB91.7 million (US$12.6 million). Adjustment for changes in working capital primarily consisted of a decrease in other current and non-current liabilities of RMB125.1 million (US$17.1 million) as a result of income taxes paid and an increase in other current and non-current assets of RMB47.3 million (US$6.5 million) as a result of increase in expenditure for exploration of new business opportunities.

Net cash provided by operating activities was RMB352.0 million in 2023, mainly attributable to net income of RMB39.1 million. Adjustment for changes in working capital primarily consisted of a decrease in other current and non-current assets of RMB395.4 million as a result of settlement of trust incomes related to the loan book business, which is partially offset by investment gain of derivative instruments of RMB153.8 million.

Net cash provided by operating activities was RMB260.9 million in 2022, mainly attributable to net loss of RMB362.1 million, adjusted for (i) impairment loss from other assets of RMB268.9 million, (ii) expected credit losses for receivables and other assets was a reversal of RMB221.1 million and (iii) unrealized investment losses of derivative instruments of RMB180.5 million. Adjustment for changes in working capital primarily consisted of a decrease in other current and non-current assets of RMB254.6 million as a result of decrease in receivables from third-party payment service providers.

Investing Activities

Net cash used in investing activities was RMB2,344.4 million (US$321.2 million) in 2024, which was primarily attributable to purchases of short-term investments and time and structured deposits of RMB11,345.0 million (US$1,554.3 million) and payments of deposits related to derivative instruments of RMB1,250.5 million (US$171.3 million), partially offset by proceeds from redemption of short-term investments and time and structured deposits of RMB10,557.0 million (US$1,446.3 million).

Net cash provided by investing activities was RMB3,895.4 million in 2023, which was primarily attributable to (i) proceeds from redemption of short-term investments of RMB22,690.8 million and (ii) proceeds from collection of deposits related to derivative instruments of RMB1,048.1 million, partially offset by (i) purchases of short-term investments and time and structured deposits of RMB19,193.8 million, (ii) purchases of property and equipment, intangible assets and land lease right of use asset of RMB565.0 million, which include the purchase of an aircraft for our aircraft leasing business and which is currently used by the Group for business travels related to the development of its overseas businesses and (iii) payments to originate secured lending of RMB100.0 million, which represent the purchase of an aircraft for our aircraft leasing business that are currently lent to third parties and used by the lessee as guarantees for the lending.

Net cash provided by investing activities was RMB1,884.8 million in 2022, which was primarily attributable to (i) proceeds from redemption of short-term investments and time and structured deposits of RMB16,062.3 million and (ii) proceeds from the collection of loan principal of RMB6,492.8 million, partially offset by purchases of short-term investments and time and structured deposits of RMB15,538.7 million.

Financing Activities

Net cash provided by financing activities was RMB186.8 million (US$25.6 million) in 2024, which was primarily attributable to proceeds from short-term borrowings, which was partially offset by the repurchase of ordinary shares.

Net cash used in financing activities was RMB566.0 million in 2023, which was primarily due to the repayment of short-term borrowings and repurchases of our ADSs.

Net cash used in financing activities was RMB835.0 million in 2022, which was primarily attributable to the repurchases of ordinary shares and convertible senior notes.

Capital Expenditures

The Group made capital expenditures of RMB273.6 million, RMB565.0 million and RMB318.0 million (US$43.6 million) in 2022, 2023 and 2024, respectively. In these periods, the Group’s capital expenditures were mainly used for building construction and purchase of equipment and intangible assets and leasehold improvements. The Group will continue to make capital expenditures to meet the expected growth of its business.

Contractual Obligations

The Group’s capital commitments relate primarily to commitments in connection with the Group’s plan to build an office building and innovation center. Total capital commitments contracted but not yet reflected in the financial statements amounted to RMB157.8 million (US$21.6 million) as of December 31, 2024. All of the commitments relating to the construction will be settled in installments.

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

See “Item 4. Information of the Company⸺B. Business Overview⸺Intellectual Property.”

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2024 that are reasonably likely to have a material effect on the Group’s total net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.Critical Accounting Estimates

Impairment of long-lived assets

Fair value measurement of an asset group occurs when events or changes in circumstances related to an asset indicate that the carrying amount of the asset group is no longer recoverable. An example of an event or changed circumstance is net operating losses for the year. If indicators are present, we will prepare a projection of the undiscounted future cash flows of the property, excluding interest charges, and determine if the carrying amount of the asset group is recoverable. When a carrying amount is not recoverable, an impairment loss is recognized to the extent that the carrying amount of the asset group exceeds its fair market value. We estimate fair value based on a discounted cash flow approach. We uses estimates and judgments in the impairment tests and if different estimates or judgments had been utilized, the timing or the amount of any impairment charges could be different.

See “Item 5. Operating and Financial Review and Prospectus—A. Operating Results—Critical Accounting Policies.” for the accounting policies related to other accounting estimates.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of March 31, 2025.

Name	Age	Position/Title
Min Luo	42	Chairman and Chief Executive Officer
Long Xu	42	Director and Senior Vice President
Yingming Li	47	Director
David Cui	56	Independent Director
Yifan Li	58	Independent Director
Yan Gao	44	Vice President of Finance

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

Mr. David Cui has served as our independent director since May 2024. Mr. Cui has served as an independent non-executive director of Inkeverse Group Limited (formerly known as Inke Limited), a leading Chinese mobile live streaming company listed on the Hong Kong Stock Exchange, since June 2018, and Yalla Group Limited, the largest Middle East and North Africa (MENA)-based online social networking and gaming company, since September 2020. Mr. Cui has extensive experience in public accounting and financial management. From October 2020 to May 2023, Mr. Cui served as the chief financial officer of Vipshop Holdings Limited. From August 2017 to September 2020, Mr. Cui was the chief financial officer of Huami Corporation (currently known as Zepp Health Corporation). From August 2015 to April 2017, Mr. Cui was the chief financial officer of China Digital Video Holdings Limited, a company listed on the Hong Kong Stock Exchange. Prior to that, Mr. Cui was an independent financial advisor to high growth companies on business strategies, fund raising, corporate governance and accounting matters. From April 2011 to August 2013, Mr. Cui was the chief financial officer in iKang Healthcare Group, Inc., a company previously listed on the Nasdaq Global Select Market. He was an audit senior manager of Deloitte Touche Tohmatsu, China from April 2007 to April 2011. Prior to that, Mr. Cui was the financial reporting manager of Symantec Corporation. From April 2004 to August 2006, he served as an audit manager of Ernst & Young, California. Mr. Cui was a senior auditor in the Audit and Advisory Services practice of Health Net, Inc., California from May 2001 to April 2004. From January 1996 to May 2001, Mr. Cui worked in public accounting in Canada and the United States. Mr. Cui has a bachelor’s degree in business administration from Simon Fraser University, Canada and is a retired Certified Public Accountant in the United States.

Mr. Yifan Li has served as our independent director since October 2017. Mr. Li was the chief finance and investment advisor of Human Horizons Holdings Co. Ltd., a premium luxury electric vehicle manufacturer until December 2023, after servicing as chief financial officer since April 2021. Prior to that, he had served as a board director and a vice president of Geely Holding Group Co., Ltd., an automotive manufacturing company, since October 2014. From May 2014 to September 2014, he was vice president and international chief financial officer of Sanpower Group Co., Ltd., a company in the technology and modern service industries. From December 2010 to February 2014, he served as vice president and chief financial officer of China Zenix Auto International Co., Ltd., a manufacturer of commercial vehicle wheels listed on the NYSE. Mr. Li is also currently a director and a member of the audit committee for a number of companies, including Xinyuan Real Estate Co., Ltd. (NYSE: XIN), 36Kr Holdings Inc. (NASDAW: KRKR). Mr. Li received his MBA from the University of Chicago Booth School of Business in 2000, his master’s degree in accounting from University of Texas at Dallas in 1994, and his bachelor’s degree in economics from Fudan University in 1989. Mr. Li is a Certified Public Accountant in the United States and a Chartered Global Management Accountant. His business address is Suite 2702A, L’AVENUE, 99 Xianxia Road, Chang Ning District, Shanghai 200051.

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

The business address for all of our executive officers and directors is Building 1, Qudian Innovation Park, Meilin Street, Tongan District, Xiamen, Fujian Province, the People’s Republic of China.

B.Compensation

In 2024, the Group paid aggregate cash compensation of approximately RMB16.5 million (US$2.3 million) to our directors and executive officers as a group. We did not pay any other cash compensation or benefits in kind to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and the Group VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.

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

Granted Options

We have granted options to purchase our Class A ordinary shares to certain of our officers, directors, employees and a third-party consultant pursuant to the 2016 Equity Incentive Plan. Certain options previously granted were subsequently canceled. As of March 31, 2025, there was no outstanding option.

The table below summarizes, as of the date of this annual report, the options we have granted to our directors and executive officers.

Ordinary
Shares
		Underlying	Option
		Options	Exercise		Option Expiration
Name	Position	Awarded	Price	Grant Date	Date
Long Xu	Director	1,000,000	US$ 0.0	February 23, 2016	February 23, 2026
		500,000	US$ 0.0	December 20, 2018	December 20, 2028
		480,000	US$ 0.0	September 22, 2019	September 22, 2029
		330,000	US$ 0.0	December 25, 2019	December 25, 2029
		80,000	US$ 0.0	March 26, 2020	March 26, 2030
Yifan Li	Independent director	*	US$ 0.0	October 18, 2017	October 18, 2027
		*	US$ 0.0	June 14, 2019	June 14, 2029
Yan Gao	Vice President of Finance	*	US$ 0.0	May 3, 2017	May 3, 2027
		*	US$ 0.0	March 12, 2018	March 12, 2028
		*	US$ 0.0	December 20, 2018	December 20, 2028
		*	US$ 0.0	September 22, 2019	September 22, 2029
		*	US$ 0.0	December 25, 2019	December 25, 2029
		*	US$ 0.0	March 26, 2020	March 26,2030
*	Less than 1% of our outstanding shares, assuming conversion of our preferred shares into ordinary shares.

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

In April 2017, we directly issued 13,865,219 ordinary shares pursuant to our 2016 Equity Incentive Plan to Ark Trust in its capacity as trustee of the Equity Incentive Trust. As of March 31, 2025, the Equity Incentive Trust held 3,998,108 Class A ordinary shares. The trust deed provides that Ark Trust shall not exercise the voting rights attached to such ordinary shares unless otherwise directed by the plan administrator, which is our board of directors as of the date of this annual report, or its authorized representative.

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

Audit Committee

Our audit committee consists of Yifan Li and David Cui. Yifan Li is the chairperson of our audit committee. Yifan Li satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Each of Yifan Li and David Cui satisfies the requirements for an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual and will meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act. Our audit committee will consist solely of independent directors within one year of our initial public offering.

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

Compensation Committee

Our compensation committee consists of Yifan Li and David Cui. Yifan Li is the chairperson of our compensation committee. Each of Yifan Li and David Cui satisfies the requirements for an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual.

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

Guosheng HK is a principal shareholder of our company. On April 25, 2020, Guosheng HK, its parent company Guosheng Financial Holding Inc. and Mr. Min Luo (solely in his capacity as our director and the chairman of our board of directors) entered into a deed of undertaking, or the deed. Pursuant to the deed, for a period of three years, Mr. Luo undertook (i) not to remove the director designated by Guosheng HK and (ii) in the event such designee no longer serves our director, to nominate another designee of Guosheng HK to fill such vacancy and vote in favor of such nomination. Furthermore, for a period of three years, Mr. Luo undertook to keep the number of directors designated by Guosheng HK equal to one sixth of the total number of directors of our company (rounded down the nearest whole number), provided that such number would in no event be less than one. Mr. Luo’s undertakings pursuant to the deed expired on April 24, 2023. Mr. Yingming Li was designated by Guosheng HK pursuant to the deed and remains a director of our company as of the date of this annual report. Guosheng HK is further described under “Item 6. Directors, Senior Management and Employees⸺E. Share Ownership.”

D.Employees

As of December 31, 2024, the Group had a total of 262 employees. The following table sets forth the breakdown of the Group’s employees as of December 31, 2024 by function:

Number of Function	Employees	% of Total
Risk management	11	4.2
Technology and product development	97	37.0
Finance	41	15.7
Operation management	75	28.6
General administrative and others	23	8.8
Others(1)	15	5.7
Total	262	100.0
(1)	Including employees in the Group’s new businesses, sales and marketing and Dabai Auto project team.

As of December 31, 2024, a majority of the Group’s employees were based in Xiamen in Fujian Province. The remainders of the Group’s employees were based in various other locations across China and overseas.

The number of the Group’s employees decreased from 305 as of December 31, 2023 to 262 as of December 31, 2024, as the Group completed preliminary research and exploration for last-mile delivery business.

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

E.Share Ownership

The following table sets forth information as of March 31, 2025 with respect to the beneficial ownership of our ordinary shares by:

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

The total number of ordinary shares outstanding as of March 31, 2025 was 165,126,492, comprising 101,635,320 Class A ordinary shares and 63,491,172 Class B ordinary shares, excluding (i) ordinary shares represented by the ADSs repurchased by the Company, (ii) ordinary shares issuable upon the exercise of outstanding share options and (iii) ordinary shares reserved for future issuance under our share incentive plans:

	Ordinary Shares Beneficially Owned
				Percentage of
			Percentage of	aggregate
	Class A	Class B	total ordinary	voting
	ordinary shares	ordinary shares	shares	power**
Directors and Executive Officers:
Min Luo(1)	2,836,200	63,491,172	40.2	86.6
Long Xu(2)	1,790,000	—	1.1	0.2
Yingming Li	—	—	—	—
David Cui	—	—	—	—
Yifan Li	*	—	*	*
Yan Gao	*	—	*	*
Directors and Executive Officers as a Group	4,911,808	63,491,172	41.0	86.7
Principal Shareholders
Qufenqi Holding Limited	—	63,491,172	38.5	86.2
Guosheng HK(3)	12,670,000	—	7.7	1.7
*	Beneficially owns less than 1% of our outstanding shares.
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

(1)	Represents (i) 2,836,200 Class A ordinary shares held by the spouse of Mr. Min Luo and (ii) 63,491,172 Class B ordinary shares held by Qufenqi Holding Limited, a limited liability company established in the British Virgin Islands. Qufenqi Holding Limited, or Qufenqi, is indirectly wholly owned by a trust of which Mr. Min Luo and his wife are the beneficiaries. Mr. Min Luo is our founder, chairman of the board and chief executive officer. The registered address of Qufenqi Holding Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(2)	Represents 1,790,000 Class A ordinary shares that Mr. Long Xu has the right to acquire pursuant to the terms of the share options held by him.

(3)	Represents 12,670,000 Class A ordinary shares held by Guosheng (Hong Kong) Investment Limited, or Guosheng HK. According to the Schedule 13G/A filed by Guosheng HK and its affiliates on March 10, 2021, or the Guosheng 13G/A, Qufenqi granted voting power over 4,125,698 Class B ordinary shares held by Qufenqi to Guosheng HK, while retaining its economic rights over such 4,125,698 Class B ordinary shares pursuant to a proxy and power of attorney, or the Guosheng proxy, existing at the time. Pursuant to Article 81 of the articles of association of our company, the chairman of any general meeting of our company may refuse to recognize the appointment of proxy under the Guosheng proxy because the Guosheng proxy as an instrument of proxy has expired as being more than 12 months from the date of its execution. Qufenqi informed us that it did not take any action to renew the Guosheng proxy, did not execute any other proxy granting Guosheng HK the right to vote on any of our shares, and does not plan to take any action to revive the effectiveness of the Guosheng proxy. As such, we concluded that Guosheng HK no longer has any voting power over the 4,125,698 Class B ordinary shares held by Qufenqi and should not be viewed as a beneficial owner thereof. Guosheng HK is a limited liability company incorporated under the laws of Hong Kong and a subsidiary of Guosheng Financial Holding Inc., or Guosheng, a public company listed on the Shenzhen Stock Exchange. Based on Guosheng’s public filings, Jiangxi Provincial Department of Transportation has control over Guosheng as of the date of this annual report. The registered address of Guosheng HK is 14th Floor, the Hong Kong club building NO.3A chater road.

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

F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

On November 30, 2023, our board of directors adopted an Incentive Compensation Clawback Policy, or the Clawback Policy, providing for the recoupment of certain incentive-based compensation from current and former executive officers of our company in the event we are required to restate any of our financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Clawback Policy was mandated by new NYSE continued listing standards introduced pursuant to Exchange Act Rule 10D-1. The Clawback Policy is in addition to Section 304 of the Sarbanes-Oxley Act of 2002 which permits the SEC to order the disgorgement of bonuses and incentive-based compensation earned by a registrant issuer’s chief executive officer and chief financial officer in the year following the filing of any financial statement that the issuer is required to restate because of misconduct, and the reimbursement of those funds to the issuer. A copy of the Clawback Policy has been incorporated by reference herein as Exhibit 97.1.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees⸺E. Share Ownership.”

B.Related Party Transactions

Contractual Arrangements with the Group VIEs and Their Shareholders

PRC laws and regulations currently restrict foreign ownership and foreign investment in VATS in China. As a result, we operate our relevant business through contractual arrangements among Ganzhou Qufenqi, our wholly-owned PRC subsidiary, Xiamen Quxianxiang, a Group VIE, and the shareholders of Xiamen Quxianxiang. We established a new Group VIE, Xiamen Lexiang in 2017. Ganzhou Qufenqi has also entered into a series of contractual arrangements with the aforementioned two Group VIEs and its shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company⸺B. Business Overview⸺Overview⸺Our Contractual Arrangements with the Group VIEs and Their Shareholders.”

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

People’s Republic of China Taxation

In March 2007, the National People’s Congress of China enacted the Enterprise Income Tax Law, which became effective on January 1, 2008. The Enterprise Income Tax Law provides that enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The Implementing Rules of the Enterprise Income Tax Law, which took effect on January 1, 2008 and was last amended on December 6, 2024, further defines the term “de facto management body” as the management body that exercises substantial and overall management and control over the business, personnel, accounts and properties of an enterprise. While we do not currently consider our company or any of our overseas subsidiaries to be a PRC resident enterprise, there is a risk that the PRC tax authorities may deem our company or any of our overseas subsidiaries as a PRC resident enterprise since a substantial majority of the members of our management team as well as the management team of some of our overseas subsidiaries are located in China, in which case we or the overseas subsidiaries, as the case may be, would be subject to the PRC enterprise income tax at the rate of 25% on worldwide income. If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. One example is a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or ADSs. It is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or ADSs would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

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

As discussed below under “- Passive Foreign Investment Company,” we believe there is a significant risk that we were classified as a passive foreign investment company (a “PFIC”) for United States federal income tax purposes for 2024. In addition, we may be classified as a PFIC for the current taxable year and future taxable years. Accordingly, you are urged to review the discussion below under “- Passive Foreign Investment Company,” and to consult with your tax advisors regarding the tax consequences to you if we were or are classified as a PFIC.

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

Based on the composition and classification of the Group’s income and assets, we believe there is a significant risk that we were classified as a PFIC for United States federal income tax purposes for 2024. In addition, we may be classified as a PFIC for the current taxable year and future taxable years. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that our PFIC status may change due to changes in the Group’s income or asset composition or changes in the value of the Group’s assets. For these purposes, the composition the Group’s income and assets may be affected by how, and how quickly, the Group uses the cash and other liquid assets that it currently holds. The calculation of the value of the Group’s assets may be based, in part, on the quarterly market value of our ADSs, which is subject to change. If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares, you will be subject to special tax rules discussed below.

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

As discussed above, we believe there is a significant risk that we were classified as a PFIC for United States federal income tax purposes for 2024. In addition, we may be classified as a PFIC for the current taxable year and future taxable years. Although the determination of whether we are a PFIC is made annually, if we are a PFIC for any taxable year in which you hold our ADSs or Class A ordinary shares, you will generally be subject to the special tax rules described above for that year and for each subsequent year in which you hold the ADSs or Class A ordinary shares (even if we do not qualify as a PFIC in such subsequent years). However, if we cease to be a PFIC, you can avoid the continuing impact of the PFIC rules by making a special election to recognize gain as if your ADSs or Class A ordinary shares had been sold on the last day of the last taxable year during which we were a PFIC. You are urged to consult your own tax advisor about this election.

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

If you make an effective mark-to-market election, for each taxable year that we are a PFIC you will include as ordinary income the excess of the fair market value of your ADSs at the end of the year over your adjusted tax basis in the ADSs. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Your adjusted tax basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. In addition, upon the sale or other disposition of your ADSs in a year that we are a PFIC, (i) any gain will be treated as ordinary income and (ii) any loss will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-market election, and thereafter will be capital loss.

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

Subject to applicable conditions and limitations (including a minimum holding period requirement), dividends received by non-corporate United States investors from a qualified foreign corporation may be treated as “qualified dividend income” that is subject to reduced rates of taxation. A foreign corporation generally is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which are listed on the NYSE) are readily tradable on an established securities market in the United States. Since our Class A ordinary shares are not listed on an established securities market in the United States, we do not believe that dividends that we pay on our Class A ordinary shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates. There also can be no assurance that our ADSs will be considered readily tradable on an established securities market in the United States in later years. A qualified foreign corporation also generally includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, we may be eligible for the benefits of the Sino-US Treaty, and if we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by ADSs, may be eligible for reduced rates of taxation. See “Taxation⸺People’s Republic of China Taxation.”

However, notwithstanding the foregoing, we will not be treated as a qualified foreign corporation, and non-corporate United States Holders will not be eligible for reduced rates of taxation, for any dividends that we pay if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. As discussed above under “- Passive Foreign Investment Company,” we believe there is a significant risk that we were classified as a PFIC for United States federal income tax purposes for 2024. In addition, we may be classified as a PFIC for the current taxable year and future taxable years. Therefore, if you are a non-corporate United States Holder, you should not assume that any dividends will be taxed at a reduced rate. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

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

Not applicable.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

A substantial portion of the Group’s revenues, costs and expenses are denominated in currencies other than Renminbi. The functional currency of our company, QD Technologies Limited, QD Data Limited, Bloomgoods Inc. and Bloomgoods Limited is the U.S. dollar. The functional currency of LAST MILE EXPRESS PTY LTD is the Australian dollar. The functional currency of FAST HORSE LIMITED is the New Zealand dollar. The functional currency of our subsidiaries in the PRC, the Group VIEs and the Group VIEs’ subsidiaries in the PRC is the Renminbi. We use Renminbi as our reporting currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the statements of operations. Due to foreign currency translation adjustments, the Group had a foreign translation gain, net, of RMB13.0 million, RMB21.8 million and RMB37.9 million (US$5.2 million) in 2022, 2023 and 2024, respectively.

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

Inflation

Since inception, inflation in China has not materially affected the Group’s results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2022, December 2023 and December 2024 were an increase of 1.8%, a decrease of 0.3%, and an increase of 0.1% respectively. Although the Group has not been materially affected by inflation in the past, it may be affected if China experiences higher rates of inflation in the future.

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

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

Payments by Depositary

In 2024, excluding withholding tax, we received US$3.4 million cash payment from Deutsche Bank Trust Company Americas, the depositary bank for our ADR program.

PART II.

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

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

As of December 31, 2024, we had used all of the net proceeds received from our initial public offering, which consisted of US$100 million for capital contribution to fund our Dabai Auto business, and US$100 million for investment in Secoo in June 2020, and US$599.6 million to repurchase our outstanding ADSs, including commission paid to brokers.

ITEM 15.CONTROLS AND PROCEDURES

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

Our management, under the supervision and with the participation of our principal executive officer and our principal accounting officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, as of December 31, 2024. Based on that evaluation, our principal executive officer and principal accounting officer have concluded that our disclosure controls and procedures were not effective due to the weakness in in internal control over financial reporting identified as described in the section below.

Management’s Annual Report on Internal Control over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the Exchange Act). Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, it used the criteria established within the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has, together with our independent registered accounting firm, identified a material weakness as described below.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement in our annual financial statements will not be prevented or detected on a timely basis.

Our management identified a material weakness in our internal control over financial reporting to deficiencies in the operating effectiveness of our information technology general controls, or ITGCs, surrounding MIS system for our last-mile delivery business, specifically relating to the implementation of the adequate controls over the program changes and logical access security for the application system that supports revenue and cost of our last-mile delivery business.

Therefore, our management concluded that our internal control over financial reporting was not effective as of December 31, 2024. Following the identification of the material weakness and prior to the date of this annual report, we have completed compensation procedures for the fiscal year ended December 31, 2024. As such, our management concluded that the consolidated financial statements included in our annual report on Form 20-F are fairly stated, in all material respects, in accordance with U.S. GAAP.

To remedy the identified material weakness in internal control over financial reporting, our management, under the oversight of our Board of Directors, has begun to (i) conduct a comprehensive review of user access across the affected IT systems, (ii) enhance training of IT staff on the compliance requirement under Section 404 of the Sarbanes-Oxley Act of 2002, (iii) improve the program change process of all self-developed systems with more mandatory verification controls and (iv) implement a program change review and test plan to monitor ITGCs with a specific focus on our self-developed system.

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm, Marcum Asia CPAs LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2024, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

Except as disclosed under this Item, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.[RESERVED]

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined Yifan Li, who is an independent director, qualifies as an audit committee financial expert as defined in Item 16A of the instruction to Form 20-F.

ITEM 16B.CODE OF ETHICS

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

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP and Marcum Asia CPAs LLP, our independent public accountants for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended
	December 31,
	2023	2024

	(in thousands of RMB)
Audit Fees(1)	5,800	4,120
Tax Fees(2)	424	—
Total	6,224	4,120
(1)

Audit fees in 2023 included the aggregate fees billed in each of the fiscal period listed for professional services rendered by our previous independent public accountant for the audit and the agreed upon procedures of our financial statements. Audit fees in 2024 included the aggregate fees billed in each of the fiscal period listed for professional services rendered by our independent public accountants for the audit of our financial statements.

(2)

Tax fees in the year of 2023 included the aggregated fees billed for professional services rendered by our former independent public accountants Ernst & Young Hua Ming LLP for tax compliance, tax advice and tax planning.

The policy of our audit committee or our board of directors is to pre-approve all audit and non-audit services provided by our independent public accountant, including audit and tax services as described above. All of the services of Ernst & Young Hua Ming LLP for the year ended December 31, 2023, and Marcum Asia CPAs LLP for the year ended December 31, 2024 described above were in accordance with the audit committee pre-approval policy.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth information about our purchases of outstanding ADSs in 2024:

			Total Number of	Approximate
			ADSs Purchased	Dollar Value of
			as Part of Publicly	ADSs that May
	Total Number of	Average Price	Announced Plans	Yet Be Purchased
Period	ADSs Purchased	Paid per ADS(1)	or Programs(2)	Under the Program(2)
January 2024	4,055,719	US$2.12	4,055,719	US$118,447,556
February 2024	4,260,701	US$2.32	4,260,701	US$108,557,134
March 2024	2,928,120	US$2.45	2,928,120	US$101,392,218
April 2024	4,898,671	US$2.44	4,898,671	US$89,455,334
May 2024	989,234	US$2.46	989,234	US$87,017,037
June 2024	732,821	US$1.96	732,821	US$298,566,162
July 2024	1,949,758	US$1.92	1,949,758	US$294,818,510
August 2024	1,540,702	US$1.82	1,540,702	US$292,019,734
September 2024	1,820,640	US$1.89	1,820,640	US$288,576,924
October 2024	4,276,346	US$2.25	4,276,346	US$278,949,066
November 2024	2,552,898	US$2.43	2,552,898	US$272,738,382
December 2024	2,150,422	US$2.88	2,150,422	US$266,555,057
Total	32,156,032	US$2.28	32,156,032	US$266,555,057
(1)	Each of our ADSs represents one Class A ordinary share. The average price per ADS is calculated using the execution price for each repurchase excluding commissions paid to brokers.
(2)	We announced a share repurchase program in January 2020, under which we may repurchase up to US$500 million worth of our outstanding ADSs over a period of 30 months (the “2020 Share Repurchase Program”). The repurchases have been through various means, including open market transactions, privately negotiated transactions, tender offers or any combination thereof. The repurchases have been effected in compliance with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, and our insider trading policy. We further announced a share repurchase program in June 2022, under which we may repurchase up to US$200 million worth of our outstanding (i) ADSs and/or (ii) Class A ordinary shares over a period of 24 months starting from June 13, 2022 (the “2022 Share Repurchase Program”). Under the 2022 Share Repurchase Program, we may repurchase our ADSs from time to time through open market transactions at prevailing market prices, privately negotiated transactions, block trades or any combination thereof. In addition, we should effect repurchase transactions in compliance with Rule 10b5-1 and/or Rule 10b-18 under the Securities Exchange Act of 1934, as amended, and our insider trading policy. Both 2020 Share Repurchase Program and 2022 Share Repurchase Program had expired as of the date of this annual report. We further announced a share repurchase program in March 2024, under which we may repurchase up to US$300 million worth of our outstanding (i) ADSs and/or (ii) Class A ordinary shares over a period of 36 months starting from June 13, 2024 (the “2024 Share Repurchase Program”). Under the 2024 Share Repurchase Program, we may repurchase our ADSs from time to time through open market transactions at prevailing market prices, privately negotiated transactions, block trades or any combination thereof. In addition, we will also effect repurchase transactions in compliance with Rule 10b5-1 and/or Rule 10b-18 under the Securities Exchange Act of 1934, as amended, and our insider trading policy. The number of ADSs repurchased and the timing of repurchases will depend on a number of factors, including, but not limited to, share price, trading volume and general market conditions, along with our working capital requirements and general business conditions.

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

On September 6, 2024, we announced the dismissal of Ernst & Young Hua Ming LLP (“EY”) as our independent registered public accounting firm by our audit committee and board of directors and the appointment of BDO China Shu Lun Pan Certified Public Accountants LLP (“BDO”) as our independent registered public accounting firm, effective from September 6, 2024. After the announcement, BDO informed our management and audit committee that, due to constraints on its internal resources, BDO may not be able to complete its audit work according to the timetable proposed by us, and we decided to revoke BDO’s appointment and BDO accepted the revocation. On January 31, 2025, after carefully considering additional candidates, we have appointed Marcum Asia CPAs LLP (“Marcum Asia”) to succeed EY. The change of our independent auditor and the revocation of BDO’s appointment were made after careful consideration and were approved by our audit committee and board of directors. Both the decision to change auditor and the revocation of BDO’s appointment were not as a result of any disagreement between EY or BDO, as applicable, and us on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures.

EY’s audit reports on the Company’s consolidated financial statements as of and for the year ended December 31, 2023 did not contain an adverse opinion or a disclaimer of opinion nor was it qualified or modified as to uncertainty, audit scope, or accounting principles.

During the year ended December 31, 2023, and during the subsequent interim period through September 6, 2024, there have been (i) no disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto) with EY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of EY, would have caused EY to make reference to the subject matter of the disagreements in connection with its reports on the consolidated financial statements for such year, and (ii) no reportable events (as defined in Item 16F(a)(1)(v) of Form 20-F).

During the Company’s two most recent fiscal years ended December 31, 2023, and during the subsequent interim period prior to the engagement of Marcum Asia, neither the Company nor anyone acting on its behalf consulted with Marcum Asia on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company by Marcum Asia that Marcum Asia concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v) of Form 20-F.

We provided a copy of this disclosure to EY and requested that EY furnish us with a letter addressed to the SEC stating whether it agrees with the statements made above, and if not, stating the respects in which it does not agree. A copy of EY’s letter dated April 23, 2025 is attached herewith as Exhibit 16.1.

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

ITEM 16H.MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

ITEM 16J.INSIDER TRADING POLICIES

We have adopted an Insider Trading Policy governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. A copy of the Insider Trading Policy has been filed herewith as Exhibit 11.2.

ITEM 16K.CYBERSECURITY

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

ITEM 17.FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.FINANCIAL STATEMENTS

The consolidated financial statements of Qudian Inc. its subsidiaries and the Group VIEs are included at the end of this annual report.

ITEM 19.EXHIBITS

Exhibit Number	Description of Document

1.1

Second Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.3 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

2.1

Form of American Depositary Receipt evidencing American Depositary Shares (incorporated herein by reference to Exhibit (a) to the registration statement on Form F-6 (File No. 333-220779) filed with the Securities and Exchange Commission on October 3, 2017 with respect to American depositary shares representing our Class A ordinary shares)

2.2

Specimen of Ordinary Share Certificate (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

2.3

Form of Deposit Agreement between the Registrant and Deutsche Bank Trust Company Americas, as depositary (incorporated herein by reference to Exhibit (a) to the registration statement on Form F-6 (File No. 333-220779) filed with the Securities and Exchange Commission on October 3, 2017 with respect to American depositary shares representing our Class A ordinary shares)

2.4

Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated herein by reference to Exhibit 2.4 to the annual report on Form 20-F (File No. 001-38230), filed with the Securities and Exchange Commission on April 27, 2020)

4.1

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.2

Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.3

Qudian Inc. 2016 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.4

Amendment No. 1 to Qudian Inc. 2016 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.5

Amendment No. 2 to Qudian Inc. 2016 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.6

English Translation of Equity Interest Pledge Agreement concerning Beijing Happy Time Technology Development Co., Ltd., among Ganzhou Qufenqi, Mr. Min Luo, Tianjin Happy Share, Shanghai Yunxin Venture Capital Co., Ltd., Phoenix Auspicious Internet Investment L.P., Tianjin Blue Run Xinhe Investment Center L.P., Jiaxins Blue Run Quchuan Investment L.P., Ningbo Yuanfeng Venture Capital L.P., Shenzhen Guoshens Oianhai Investment Co., Ltd., Beijing Kunlun Tech Co., Ltd. and Beijing Happy Time Technology Development Co., Ltd., dated December 9, 2016 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-l (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.7

English translation of Power of Attorney Agreement concerning Beijing Happy Time Technology Development Co., Ltd., between Ganzhou Qufenqi and Tianjin Happy Share, dated December 9, 2016 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.8

English translation of Power of Attorney Agreement concerning Beijing Happy Time Technology Development Co., Ltd., between Ganzhou Qufenqi and Shanghai Yunxin Venture Capital Co., Ltd., dated December 9, 2016 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.9

English translation of Power of Attorney Agreement concerning Beijing Happy Time Technology Development Co., Ltd., between Ganzhou Qufenqi and Phoenix Auspicious Internet Investment L.P., dated December 9, 2016 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

Exhibit Number	Description of Document

4.10

English translation of Power of Attorney Agreement concerning Beijing Happy Time Technology Development Co., Ltd., between Ganzhou Qufenqi and Tianjin Blue Run Xinhe Investment Center L.P., dated December 9, 2016 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.11

English translation of Power of Attorney Agreement concerning Beijing Happy Time Technology Development Co., Ltd., between Ganzhou Qufenqi and Jiaxing Blue Run Quchuan Investment L.P., dated December 9, 2016 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.12

English translation of Power of Attorney Agreement concerning Beijing Happy Time Technology Development Co., Ltd., between Ganzhou Qufenqi and Ningbo Yuanfeng Venture Capital L.P., dated December 9, 2016 (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.13

English translation of Power of Attorney Agreement concerning Beijing Happy Time Technology Development Co., Ltd., between Ganzhou Qufenqi and Shenzhen Guosheng Qianhai Investment Co., Ltd., dated December 9, 2016 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.14

English translation of Power of Attorney Agreement concerning Beijing Happy Time Technology Development Co., Ltd., between Ganzhou Qufenqi and Beijing Kunlun Tech Co., Ltd., dated December 9, 2016 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.15

English translation of Power of Attorney Agreement concerning Beijing Happy Time Technology Development Co., Ltd., between Ganzhou Qufenqi and Mr. Min Luo, dated December 9, 2016 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.16

English translation of Exclusive Business Cooperation Agreement among Ganzhou Qufenai, Beijing Happy Time Technology Development Co., Ltd., Ganzhou Network, Ganzhou Happy Fenqi and Fuzhou Happy Time Technology Co., Ltd., dated December 9, 2016 (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-l (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.17

English translation of Exclusive Call Option Agreement concerning Beijing Happy Time Technology Development Co., Ltd., among Ganzhou Qufenqi, Mr. Min Luo, Tianjin Happy Share, Shanghai Yunxin Venture Capital Co., Ltd., Phoenix Auspicious Internet Investment L.P., Tianjin Blue Run Xinhe Investment Center L.P., Jiaxing Blue Run Quchuan Investment L.P., Ningbo Yuanfeng Venture Capital L.P., Shenzhen Guosheng Qianhai Investment Co., Ltd., Beijing Kunlun Tech Co., Ltd. and Beijing Happy Time Technology Development Co., Ltd., dated December 9, 2016 (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.18

Financial Support Undertaking Letter issued by the Registrant to Beijing Happy Time Technology Development Co., Ltd., dated February 15, 2017 (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.19

English translation of Equity Interest Pledge Agreement concerning Ganzhou Qudian Technology Co., Ltd., among Ganzhou Qufenqi, Mr. Min Luo, Mr. Lianzhu Lv and Ganzhou Qudian Technology Co., Ltd., dated May 1, 2017 (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.20

English translation of Power of Attorney Agreement concerning Ganzhou Qudian Technology Co., Ltd., between Mr. Min Luo and Ganzhou Qufenqi, dated May 1, 2017 (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.21

English translation of Power of Attorney Agreement concerning Ganzhou Qudian Technology Co., Ltd., between Mr. Lianzhu Lv and Ganzhou Qufenqi, dated May 1, 2017 (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

Exhibit Number	Description of Document

4.22

English translation of Exclusive Business Cooperation Agreement between Ganzhou Qufenai and Ganzhou Qudian Technology Co., Ltd., dated May 1, 2017 (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.23

English translation of Exclusive Call Option Agreement concerning Ganzhou Qudian Technology Co., Ltd., among Ganzhou Qufenqi, Mr. Min Luo, Mr. Lianzhu Lv and Ganzhou Qudian Technology Co., Ltd., dated May 1, 2017 (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.24

Financial Support Undertaking Letter issued by the Registrant to Ganzhou Qudian Technology Co., Ltd., dated May 1, 2017 (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.25

Trust Deed Constituting Qudian Inc. Equity Incentive Trust, dated December 30, 2016, between Qudian Inc. and Ark Trust (Hong Kong) Limited (incorporated herein by reference to Exhibit 10.37 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

4.31

Indenture, dated July 1, 2019, between the Registrant and Deutsche Bank Trust Company Americas, as Trustee, relating to the issuance of Registrant’s 1.00% Convertible Senior Notes due 2026 (incorporated herein by reference to Exhibit 4.43 to the annual report on Form 20-F (File No. 001-38230), filed with the Securities and Exchange Commission on April 27, 2020)

4.32

WLM Kids Inc. 2021 Share Incentive Plan (incorporated herein by reference to Exhibit 4.44 to the annual report on Form 20-F (File No. 001-38230), filed with the Securities and Exchange Commission on April 29, 2021)

8.1*	List of Subsidiaries

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-220511), as amended, initially filed with the Securities and Exchange Commission on September 18, 2017)

11.2*	Amended and Restated Statement of Policies Governing Material, Non-Public Information and the Prevention of Insider Trading

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Han Kun Law Offices

15.2*	Consent of Ernst & Young Hua Ming LLP

15.3*	Consent of Marcum Asia CPAs LLP

16.1*	Letter from Ernst & Young Hua Ming LLP to the Securities and Exchange Commission

97.1

Incentive Compensation Clawback Policy (incorporated herein by reference to Exhibit 97.1 to the annual report on Form 20-F for the fiscal year ended December 31, 2023 (File No. 001-38230), filed with the Securities and Exchange Commission on April 29, 2024)

99.1

Consolidated Financial Statements of Secoo Holding Limited as of December 31, 2020 and 2021 and for the years ended December 31, 2020 and 2021 (incorporated herein by reference to Exhibit 99.1 to Amendment No. 1 to the annual report on Form 20-F for the fiscal year ended December 31, 2021 (File No. 001-38230), filed with the Securities and Exchange Commission on November 18, 2022)

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

Date: April 23, 2025

QUDIAN INC.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Qudian Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Qudian Inc. and its subsidiaries (the “Company”) as of December 31, 2024, the related consolidated statement of comprehensive income/(loss), consolidated statement of shareholders’ equity and consolidated statement of cash flows for the year ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment assessment of long-lived assets, including intangible assets with definite lives

Critical Audit Matter Description

As of December 31, 2024, the carrying amount of the Company’s long-lived assets was RMB 1,746 million. As described in Note 2 to the financial statements, the Company evaluated its long-lived assets for recoverability due to net operating losses for the year ended December 31, 2024. As of December 31, 2024, the carrying amount of the Company’s construction in progress asset, which was the primary asset of the single entity-wide asset group amounted to RMB 1,302 million. The Company performed a recoverability test by comparing the carrying amount of the asset group to the aggregate undiscounted future cash flows anticipated to arise from the asset group’s continued use and ultimate disposition. Based on the analysis, as the sum of the undiscounted future cash flows exceeds the carrying amount, the asset group is deemed recoverable, and no impairment loss is recognized.

How the Critical Audit Matter was addressed in the Audit

Auditing the Company’s valuation of the asset group involved a high degree of judgment as the significant assumptions underlying the determination of fair value, including future net cash flow generated from the use of long-lived assets.

We obtained an understanding, evaluated the design of and tested controls over the Company’s process for assessing impairment of long-lived assets. For example, we tested controls over the Company’s review of the significant assumptions and methodologies used in the calculation of future net cash flow generated from the use of long-lived assets.

To test the Company’s valuation of the asset group, our audit procedures included, among others, evaluating the valuation methodologies and significant assumptions used in the valuation, and testing the completeness and accuracy of the underlying data used by the Company in its analyses. We involved a third-party valuation specialist to assist in evaluating the methodologies described above, and independently recalculated the undiscounted future cash flows generated from the use of long-lived assets and compared it to the Company’s result. We also performed a sensitivity analysis around certain significant assumptions.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2024.

New York, New York

April 23, 2025

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

To the Shareholders and Board of Directors of

Qudian Inc.

Opinion on Internal Control over Financial Reporting

We have audited Qudian Inc.’s (the “Company”) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013. In our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in COSO.

A material weakness is a control deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in Management’s Annual Report on Internal Control Over Financial Reporting:

A material weakness was identified in the internal control over financial reporting relating to deficiencies in the information technology general controls (“ITGCs”) surrounding MIS system for last mile delivery business specifically relating to the implementation of adequate controls over the program changes and logical access security for the application system that supports revenue and cost of last mile delivery business.

The material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the financial statements as of December 31, 2024 and for the year then ended, and this report does not affect our report dated April 23, 2025 on those financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheet as of December 31, 2024, and the related consolidated statement of comprehensive income/(loss), consolidated statement of shareholders’ equity and consolidated statement of cash flows for the year ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”), and our report dated April 23, 2025 expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that degree of compliance with the policies or procedures may deteriorate.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2024.

New York, New York

April 23, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Qudian Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Qudian Inc. (the “Company”) as of December 31, 2023, the related consolidated statements of comprehensive income/(loss), shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

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

/s/ Ernst & Young Hua Ming LLP

We served as the Company’s auditor from 2016 to 2024.

Shanghai, the People’s Republic of China

April 29, 2024

QUDIAN INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2023 AND 2024

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		As of December 31,
	Notes	2023	2024
		RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents		7,207,343,478	4,263,311,636	584,071,299
Restricted cash and cash equivalents		59,435,024	781,186,508	107,022,113
Short-term investments	3	642,893,540	1,118,547,455	153,240,373
Time and structured deposits		1,554,120,849	2,009,018,598	275,234,419
Accounts receivables (net of allowance of RMB 205,489 and RMB 274,956 (US$ 37,669) as of December 31, 2023 and 2024, respectively)	4	25,876,818	34,275,509	4,695,725
Other current assets (net of allowance of RMB 116,860,992 and RMB 72,671,045 (US$ 9,955,892) as of December 31, 2023 and 2024, respectively)	5	670,276,511	1,933,182,792	264,844,957
Total current assets		10,159,946,220	10,139,522,498	1,389,108,886

The accompanying notes are an integral part of these consolidated financial statements.

QUDIAN INC.

CONSOLIDATED BALANCE SHEETS - continued

AS OF DECEMBER 31, 2023 AND 2024

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		As of December 31,
	Notes	2023	2024
		RMB	RMB	US$
Non-current assets:
Right-of-use assets		164,584,899	158,006,692	21,646,828
Investment in equity method investee	7	136,804,441	146,100,984	20,015,753
Long-term investments (including amounts measured at fair value of RMB 14,445,946 and RMB 15,163,357 (US$ 2,077,371) as of December 31, 2023 and 2024, respectively)	8	210,591,186	78,987,113	10,821,190
Property and equipment, net	9	1,308,337,725	1,586,033,627	217,285,716
Intangible assets		3,093,050	2,207,259	302,393
Other non-current assets (net of allowance of RMB 1,548,480 and RMB 440,085 (US$ 60,291) as of December 31, 2023 and 2024, respectively)		498,838,377	353,369,112	48,411,370
Total non-current assets		2,322,249,678	2,324,704,787	318,483,250
TOTAL ASSETS		12,482,195,898	12,464,227,285	1,707,592,136

The accompanying notes are an integral part of these consolidated financial statements.

QUDIAN INC.

CONSOLIDATED BALANCE SHEETS - continued

AS OF DECEMBER 31, 2023 AND 2024

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		As of December 31,
	Notes	2023	2024
		RMB	RMB	US$
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	10	—	720,000,000	98,639,596
Short-term lease liabilities (including short-term lease liabilities of the consolidated VIEs without recourse to the Company of RMB 271,587 and RMB 67,180 (US$ 9,204) as of December 31, 2023 and 2024, respectively)	6	29,937,993	18,696,986	2,561,477
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Company of RMB 48,612,158 and RMB 8,233,771 (US$ 1,128,022) as of December 31, 2023 and 2024, respectively)	11	299,835,945	262,077,864	35,904,520
Income tax payable (including income tax payable of the consolidated VIEs without recourse to the Company of RMB 1,644,689 and RMB nil (US$ nil) as of December 31, 2023 and 2024, respectively)		111,841,639	33,422,727	4,578,893
Derivative instruments-liability (including derivative instruments-liability of the consolidated VIEs without recourse to the Company of RMB 79,697,733 and RMB nil (US$ nil) as of December 31, 2023 and 2024, respectively)		312,870,238	89,894,630	12,315,514
Total current liabilities		754,485,815	1,124,092,207	154,000,000

The accompanying notes are an integral part of these consolidated financial statements.

QUDIAN INC.

CONSOLIDATED BALANCE SHEETS - continued

AS OF DECEMBER 31, 2023 AND 2024

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		As of December 31,
	Notes	2023	2024
		RMB	RMB	US$
Non-current liabilities:
Long-term lease liabilities (including long-term lease liabilities of the consolidated VIEs without recourse to the Company of RMB 39,083 and RMB nil (US$ nil) as of December 31, 2023 and 2024, respectively)	6	39,759,111	48,706,048	6,672,701
Total non-current liabilities		39,759,111	48,706,048	6,672,701
Total liabilities		794,244,926	1,172,798,255	160,672,701

The accompanying notes are an integral part of these consolidated financial statements.

QUDIAN INC.

CONSOLIDATED BALANCE SHEETS - continued

AS OF DECEMBER 31, 2023 AND 2024

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		As of December 31,
	Notes	2023	2024
		RMB	RMB	US$
Commitments and contingencies	20
Equity:
Class A Ordinary shares (US$0.0001 par value; 656,508,828 shares authorized, 201,304,881 shares issued and 137,109,719 shares outstanding, as of December 31, 2023; 656,508,828 shares authorized, 201,304,881 shares issued and 105,198,013 shares outstanding, as of December 31, 2024)	21	132,052	132,052	18,091
Class B Ordinary shares (US$0.0001 par value; 63,491,172 shares authorized, 63,491,172 shares issued and outstanding, as of December 31, 2023 and 2024)	21	43,836	43,836	6,006
Treasury shares	22	(899,627,520)	(1,419,285,878)	(194,441,368)
Additional paid-in capital		4,033,145,746	4,026,668,369	551,651,305
Accumulated other comprehensive (loss)/profit		(24,130,903)	13,751,495	1,883,947
Retained earnings		8,578,387,761	8,670,119,156	1,187,801,454
Total Qudian Inc. shareholders’ equity		11,687,950,972	11,291,429,030	1,546,919,435
Total equity		11,687,950,972	11,291,429,030	1,546,919,435
TOTAL LIABILITIES AND EQUITY		12,482,195,898	12,464,227,285	1,707,592,136

The accompanying notes are an integral part of these consolidated financial statements.

QUDIAN INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		For the years ended December 31,
	Notes	2022	2023	2024
		RMB	RMB	RMB	US$
Revenues:
Financing income		308,716,991	—	—	—
Sales commission fee		115,042	—	—	—
Penalty fee		53,445,376	—	—	—
Loan facilitation income and other related income		18,809,073	—	—	—
Transaction services fee and other related income		113,790,389	—	—	—
Delivery service income		—	95,291,863	203,744,767	27,912,919
Sales income and others		82,616,493	31,046,490	12,683,607	1,737,647
Total revenues		577,493,364	126,338,353	216,428,374	29,650,566
Cost of revenues:
Cost of goods sold		(326,888,967)	(27,716,207)	(1,018,512)	(139,536)
Cost of delivery services income and other revenues	12	(56,202,270)	(132,397,662)	(200,004,561)	(27,400,512)
Total cost of revenues		(383,091,237)	(160,113,869)	(201,023,073)	(27,540,048)
Operating expenses:
Sales and marketing		(271,611,475)	(3,796,273)	(5,868,172)	(803,936)
General and administrative		(287,457,156)	(273,588,744)	(276,564,752)	(37,889,216)
Research and development		(58,275,392)	(47,763,109)	(58,464,333)	(8,009,581)
Changes in guarantee liabilities and risk assurance liabilities (including changes in guarantee liabilities amounts of RMB 37,120,954, RMB nil and RMB nil (US$nil), change in risk assurance liabilities amounts of RMB 66,870,069, RMB nil and RMB nil (US$ nil) for the years ended December 31, 2022, 2023 and 2024, respectively).		103,991,023	—	—	—
Reversal of/(Provision for) expected credit losses on receivables and other assets	13	221,121,383	(24,653,548)	18,615,779	2,550,351
Impairment loss from other assets		(268,926,952)	(5,799,642)	(1,570,020)	(215,092)
Total operating expenses		(561,158,569)	(355,601,316)	(323,851,498)	(44,367,474)
Other operating income		37,255,254	58,368,285	298,363	40,876
Loss from operations		(329,501,188)	(331,008,547)	(308,147,834)	(42,216,080)
Interest and investment income, net	14.1	112,816,211	255,332,621	380,062,136	52,068,299
Gain/(loss) from equity method investments		13,998,022	3,207,384	(4,048,792)	(554,682)
Gain/(loss) on derivative instruments	14.2	(70,420,481)	153,834,938	19,457,360	2,665,647
Foreign exchange gain /(loss), net		250,234	(2,931,704)	20,658,172	2,830,158
Other income		19,832,854	29,004,500	61,351,231	8,405,084
Other expenses		(16,599,481)	(5,965,137)	(11,795,255)	(1,615,944)

The accompanying notes are an integral part of these consolidated financial statements.

QUDIAN INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS) -- continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		For the years ended December 31,
	Notes	2022	2023	2024
		RMB	RMB	RMB	US$
Net income/(loss) before income taxes		(269,623,829)	101,474,055	157,537,018	21,582,482
Income tax expenses	15	(92,428,127)	(62,340,516)	(65,805,623)	(9,015,333)
Net income/(loss)		(362,051,956)	39,133,539	91,731,395	12,567,149
Less: net loss attributable to noncontrolling interests		(87,833)	—	—	—
Net income/(loss) attributable to Qudian Inc.’s shareholders		(361,964,123)	39,133,539	91,731,395	12,567,149
Earnings/(loss) per share for Class A and Class B ordinary shares:
Basic	16	(1.47)	0.18	0.50	0.07
Diluted	16	(1.47)	0.18	0.49	0.07
Earnings/(loss) per ADS (1 Class A ordinary share equals 1 ADS):
Basic	16	(1.47)	0.18	0.50	0.07
Diluted	16	(1.47)	0.18	0.49	0.07
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	16	246,024,592	217,281,512	182,859,075	182,859,075
Diluted	16	246,024,592	222,222,858	187,780,699	187,780,699
Other comprehensive income
Foreign currency translation adjustment		13,036,988	21,829,283	37,882,398	5,189,867
Total comprehensive income/(loss)		(349,014,968)	60,962,822	129,613,793	17,757,016
Less: comprehensive loss attributable to noncontrolling interests		(87,833)	—	—	—
Total comprehensive income/(loss) attributable to Qudian Inc.’s shareholders		(348,927,135)	60,962,822	129,613,793	17,757,016

The accompanying notes are an integral part of these consolidated financial statements.

QUDIAN INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	Class A and B				Accumulated		Total
	Ordinary shares			Additional	other comprehensive		Qudian Inc.
	Number of		Treasury	paid-in	loss/foreign currency	Retained	shareholders’	Non-controlling	Total
	Shares Outstanding	Amount	shares	capital	translation adjustment	earnings	equity	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31,2021	253,734,823	175,888	(346,320,584)	4,017,374,973	(58,997,174)	8,904,453,278	12,516,686,381	6,852,900	12,523,539,281
Repurchase of ordinary shares	(21,696,097)	—	(145,866,006)	—	—	—	(145,866,006)	—	(145,866,006)
Exercise of share options	207,600	—	5,231,637	(5,231,496)	—	—	141	—	141
Share-based compensation (Note 19)	—	—	—	24,053,760	—	—	24,053,760	—	24,053,760
Other comprehensive income	—	—	—	—	13,036,988	—	13,036,988	—	13,036,988
Net loss	—	—	—	—	—	(361,964,123)	(361,964,123)	(87,833)	(362,051,956)
Changes in subsidiaries’ ownership	—	—	—	—	—	(3,234,933)	(3,234,933)	(6,765,067)	(10,000,000)
Balance at December 31,2022	232,246,326	175,888	(486,954,953)	4,036,197,237	(45,960,186)	8,539,254,222	12,042,712,208	—	12,042,712,208
Repurchase of ordinary shares	(31,870,360)	—	(420,660,053)	—	—	—	(420,660,053)	—	(420,660,053)
Exercise of share options	224,925	—	7,987,486	(7,987,273)	—	—	213	—	213
Share-based compensation (Note 19)	—	—	—	4,935,782	—	—	4,935,782	—	4,935,782
Other comprehensive income	—	—	—	—	21,829,283	—	21,829,283	—	21,829,283
Net income	—	—	—	—	—	39,133,539	39,133,539	—	39,133,539
Balance at December 31,2023	200,600,891	175,888	(899,627,520)	4,033,145,746	(24,130,903)	8,578,387,761	11,687,950,972	—	11,687,950,972
Repurchase of ordinary shares	(32,156,032)	—	(528,393,708)	—	—	—	(528,393,708)	—	(528,393,708)
Exercise of share options	244,326	—	8,735,350	(8,735,172)	—	—	178	—	178
Share-based compensation (Note 19)	—	—	—	2,257,795	—	—	2,257,795	—	2,257,795
Other comprehensive income	—	—	—	—	37,882,398	—	37,882,398	—	37,882,398
Net income	—	—	—	—	—	91,731,395	91,731,395	—	91,731,395
Balance at December 31,2024	168,689,185	175,888	(1,419,285,878)	4,026,668,369	13,751,495	8,670,119,156	11,291,429,030	—	11,291,429,030

The accompanying notes are an integral part of these consolidated financial statements.

QUDIAN INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income/(loss)	(362,051,956)	39,133,539	91,731,395	12,567,149
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities:
Provision for/(Reversal of) expected credit loss for receivables and other assets	(221,121,383)	24,653,548	(18,615,779)	(2,550,351)
Impairment loss from other assets	268,926,952	5,799,642	1,570,020	215,092
Depreciation and amortization	7,946,648	13,915,526	22,506,444	3,083,370
Amortization of right-of-use assets	56,380,582	27,357,349	32,958,949	4,515,358
Loss on disposal of property and equipment	8,227,046	2,568,274	690,098	94,543
Gain on lease contract termination	(55,108,922)	—	—	—
Accrued interest of convertible senior notes	1,732,915	—	—	—
Income from the repurchase of convertible senior notes	(10,028,456)	—	—	—
Share-based compensation expense	24,053,760	4,935,782	2,257,795	309,317
Losses/(income) from equity method investments	(13,998,022)	(3,207,384)	4,048,792	554,682
Unrealized investment (income)/losses of short-term investments and structured deposits	41,288,248	(13,304,022)	(128,094,346)	(17,548,853)
Investment losses of long-term investments	58,356,978	13,502,789	131,604,073	18,029,684
Investment (income)/losses of derivative instruments	180,503,919	(153,834,938)	(19,457,360)	(2,665,647)
Foreign exchange loss/(gain), net	(250,234)	2,931,704	(20,658,172)	(2,830,158)
Changes in operating assets and liabilities:
Accounts receivables	44,040,204	(26,082,307)	(8,468,158)	(1,160,133)
Contract assets	27,996,290	—	—	—
Deferred tax assets and liabilities	20,860,679	(2,117,892)	—	—
Other current and non-current assets	254,556,401	395,362,790	(47,282,039)	(6,477,613)
Guarantee liabilities	(885,303)	—	—	—
Operating lease liabilities	(29,219,868)	(25,839,863)	(30,645,878)	(4,198,468)
Other current and non-current liabilities	(41,335,021)	46,245,024	(125,146,062)	(17,144,941)
Net cash provided by/(used in) operating activities	260,871,457	352,019,561	(111,000,228)	(15,206,969)
Cash flows from investing activities:
Proceeds from redemption of short-term investments and time and structured deposits	16,062,252,248	22,690,772,623	10,556,981,319	1,446,300,511
Proceeds from redemption of long-term investments	—	15,861,577	1,132,210	155,112
Proceeds from collection of loan principal	6,492,787,117	—	—	—
Principal collection of secured lending	—	11,775,050	236,539,876	32,405,830
Principal collection of finance lease receivables	36,115,570	5,953,915	—	—
Payments to originate secured lending	—	(100,000,000)	(242,436,280)	(33,213,634)
Proceeds from disposal of long-term assets	7,895,615	4,698,769	975,009	133,576
Purchases of short-term investments and time and structured deposits	(15,538,749,194)	(19,193,774,685)	(11,345,027,121)	(1,554,262,343)
Purchases of property and equipment, intangible assets and land use right	(273,627,149)	(565,028,199)	(317,998,577)	(43,565,626)
Purchase of long-term investment	(4,161,298)	(22,910,000)	—	—
Purchase of equity method investment	(32,150,000)	—	(14,000,000)	(1,917,992)
Payments to originate loan principal	(3,955,464,909)	—	—	—
Collection/(Payments) of deposits related to derivative instruments	(880,068,744)	1,048,095,123	(1,250,533,516)	(171,322,389)
Film investment as passive investor	(30,000,000)	—	30,000,000	4,109,983
Net cash (used in)/provided by investing activities	1,884,829,256	3,895,444,173	(2,344,367,080)	(321,176,972)

QUDIAN INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Proceeds from short-term borrowings	—	—	720,000,000	98,639,596
Proceeds from exercise of share options	141	213	—	—
Repayment of borrowings	—	(145,311,721)	—	—
Repurchase of ordinary shares	(145,866,006)	(420,660,053)	(533,156,442)	(73,042,133)
Repurchase of convertible senior notes	(689,124,926)	—	—	—
Net cash (used in)/provided by financing activities	(834,990,791)	(565,971,561)	186,843,558	25,597,463
Effect of exchange rate changes	18,618,221	12,538,338	46,243,392	6,335,317
Net increase in cash and cash equivalents, and restricted cash and cash equivalents	1,329,328,143	3,694,030,511	(2,222,280,358)	(304,451,161)
Cash and cash equivalents, and restricted cash and cash equivalents at beginning of the year	2,243,419,848	3,572,747,991	7,266,778,502	995,544,573
Cash and cash equivalents, and restricted cash and cash equivalents at end of the year	3,572,747,991	7,266,778,502	5,044,498,144	691,093,412
Reconciliation of cash and cash equivalents, and restricted cash and cash equivalents to the consolidated balance sheet
Cash and cash equivalents	3,486,376,077	7,207,343,478	4,263,311,636	584,071,299
Restricted cash and cash equivalents	86,371,914	59,435,024	781,186,508	107,022,113
Total cash and cash equivalents, and restricted cash and cash equivalents	3,572,747,991	7,266,778,502	5,044,498,144	691,093,412
Supplemental disclosures of cash flow information:
Income taxes paid	59,108,121	43,369,793	144,224,535	19,758,680
Interest expense paid	1,707,057	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

1. Organization

Qudian Inc. (the “Company”, and where appropriate, the term “Company” also refers to its subsidiaries, variable interest entities (“VIEs”) and subsidiaries of the VIEs), is a limited company incorporated in the Cayman Islands under the laws of the Cayman Islands on November 16, 2016. The Company, through its subsidiaries, VIEs and subsidiaries of the VIEs, are principally engaged in providing borrowers with merchandise and cash installment credit services, credit facilitation services, transaction services, automobile financing services, ready-to-cook meal sales, educational service and delivery services in the People’s Republic of China (the “PRC”). The Company does not conduct any substantive operations of its own. As PRC law and regulations prohibit foreign control of companies involved in internet value-added business, the Company conducts its primary business operations through its subsidiaries incorporated in mainland China and contractual arrangements with the variable interest entities based in mainland China.

As of December 31, 2024, the Company’s main subsidiaries and VIEs are as follows:

			Percentage of
			legal
			ownership by
		Place of	the
Entity	Date of incorporation	incorporation	Company	Principal activities
Subsidiaries
QD Data Limited (“Qudian HK”)	December 2, 2016	Hong Kong (“HK”)	100%	Investment holding
QD Technologies Limited (“Qudian BVI”)	November 23, 2016	British Virgin Islands (“BVI”)	100%	Investment holding
Qufenqi (Ganzhou) Information Technology Co., Ltd. (“Qufenqi Ganzhou”)	September 5, 2016	PRC	100%	Investment holding, research and development
Xiamen Qudian Financial Lease Ltd. (“Xiamen Financial Lease”)	April 21, 2017	PRC	100%	Financial lease
Qufenqi (HK) Limited (“Qufenqi HK”)	April 28, 2014	HK	100%	Investment holding
Xiamen Qudian Technology Co., Ltd. (“Xiamen Qudian”)	April 1, 2017	PRC	100%	Technology development and service, sale of products
Bloomgoods Inc.(“Bloomgoods Inc.”, formerly known as Fast Horse Inc.)	June 28, 2018	Cayman Islands	100%	Investment holding
Xiamen Happy Time Technology Co., Ltd. (“Xiamen Happy Time”)	September 5, 2018	PRC	100%	Technology development and service
Bloomgoods Limited (“Bloomgoods Limited ”, formerly known as Fast Horse Express Limited)	June 29, 2018	BVI	100%	Investment holding
FAST HORSE LIMITED	June 8, 2023	New Zealand	100%	Delivery service
F&H EXPRESS PTY LTD (“F&H EXPRESS PTY”)	December 9, 2022	Australia	100%	Delivery service
LAST MILE EXPRESS PTY LTD (“LAST MILE EXPRESS”)	October 17, 2022	Australia	100%	Delivery service
VIEs
Xiamen Quxianxiang Time Technology Co., Ltd. (“Xiamen Quxianxiang”, formerly known as Beijing Happy Time Technology Development Co., Ltd.)	April 9, 2014	PRC	Nil	Technology development and service, sale of products
Xiamen Lexiang Time Technology Co., Ltd. (“Xiamen Lexiang”, formerly known as Ganzhou Qudian Technology Co., Ltd.)	November 25, 2016	PRC	Nil	Technology development service, sale of products and educational services

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

Despite the lack of equity ownership, as a result of a series of contractual arrangements (the “Contractual Arrangements”), the shareholders of the VIEs effectively assigned all of their voting rights underlying their equity interests in the VIEs to the Company, which gives the Company the power to direct the activities that most significantly impact the VIEs’ economic performance. In addition, through the other exclusive agreements, which consist of exclusive option agreement, exclusive business cooperation agreement, and equity pledge agreement, the Company, through its wholly owned subsidiaries in the PRC, has the right to receive economic benefits from the VIEs that potentially could be significant to the VIEs. Lastly, through the financial support undertaking letter, the Company has the obligation to absorb losses of the VIEs that could potentially be significant to the VIEs. Therefore, the Company is considered the primary beneficiary of the VIEs and consolidates the VIEs and its consolidated subsidiaries as required by SEC Regulation S-X Rule 3A-02 and ASC topic 810 (“ASC 810”), Consolidation.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

1. Organization - continued

The following is a summary of the VIE Agreements: - continued

(4)	Equity Interest Pledge Agreements

Pursuant to the equity interest pledge agreements, each nominee shareholder of the VIEs has pledged all of its respective equity interests in the VIEs to WFOE as continuing first priority security interest to guarantee the performance of their and the VIEs’ obligations under the power of attorney agreements, the exclusive call option agreements and the exclusive business cooperation agreements. WFOE is entitled to all dividends during the effective period of the share pledge except as it agrees otherwise in writing. If the VIEs or any of the nominee shareholders breaches its contractual obligations, WFOE will be entitled to certain rights regarding the pledged equity interests, including receiving proceeds from the auction or sale of all or part of the pledged equity interests of the VIEs in accordance with PRC law. None of the nominee shareholders shall, without the prior written consent of the WFOE, assign or transfer to any third party, distribute dividends and create or cause any security interest and any liability in whatsoever form to be created on, all or any part of the equity interests it holds in the VIEs. The agreements are not terminated until all of the technical support and consulting and service fees have been fully paid under the exclusive business cooperation agreements and all of VIEs’ obligations have been terminated under the other controlling agreements.

In addition, the Company entered into the following agreements:

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

1. Organization - continued

The following is a summary of the VIE Agreements: - continued

In addition, if the current structure or any of the contractual arrangements were found to be in violation of any existing or future PRC laws or regulations, the Company could be subject to penalties, which could include, but not be limited to, revocation of business and operating licenses, discontinuing or restricting business operations, restricting the Company’s right to collect revenues, temporary or permanent blocking of the Company’s financial services, restructuring of the Company’s operations, imposition of additional conditions or requirements with which the Company may not be able to comply, or other regulatory or enforcement actions against the Company that could be harmful to its business. The imposition of any of these or other penalties could have a material adverse effect on the Company’s ability to conduct its business.

Except for the deposits that were held by banks and other institutions, and other funding partners (collectively referred to as the “Funding Partners”) as guaranteed deposits, all assets of the consolidated trusts, and the collateralization of the land lease right of use asset as described in Note 6, there was no other pledge or collateralization of the VIEs’ assets. Creditors of the VIEs have no recourse to the general credit of the Company, who is the primary beneficiary of the VIEs, through its WFOE. The Company has not provided any financial or other support that it was not previously contractually required to provide to the VIEs during the periods presented. The carrying amounts of the assets, liabilities and the results of operations of the VIEs and VIEs’ subsidiaries are presented in aggregate due to the similarity of the purpose and design of the VIEs and VIEs’ subsidiaries, the nature of the assets in these VIEs and VIEs’ subsidiaries and the type of the involvement of the Company in these VIEs and VIEs’ subsidiaries. All inter-company transactions and balances have been eliminated within the VIEs and VIEs’ subsidiaries. The carrying amounts of the assets, liabilities and the results of operations of the VIEs and VIEs’ subsidiaries included in the Company’s consolidated balance sheets and statements of comprehensive (loss) income are as follows:

	As of December 31,
	2023	2024
	RMB	RMB	US$
Amounts due from group companies	1,112,061,344	488,678,227	66,948,643
Other current assets*	6,685,930,057	4,097,569,900	561,364,775
Total current assets	7,797,991,401	4,586,248,127	628,313,418
Total non-current assets**	365,557,715	2,623,967,844	359,482,121
Total assets	8,163,549,116	7,210,215,971	987,795,539
Amounts due to group companies	344,028,011	5,099	699
Other current liabilities	130,226,166	8,300,951	1,137,226
Total current liabilities	474,254,177	8,306,050	1,137,925
Total non-current liabilities	39,083	—	—
Total liabilities	474,293,260	8,306,050	1,137,925

The following table sets forth the results of operations of the VIEs included in the Company’s consolidated statements of comprehensive income/(loss):

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Revenues	578,002,415	47,770,942	198	27
Net income /(loss)***	221,602,406	171,107,836	(448,652,409)	(61,465,128)

* As of December 31 2024, other current assets primarily include cash and cash equivalents of RMB 2,187 million (US$300 million), restricted cash of RMB 743 million (US$102 million), and time and structured deposits of RMB 784 million (US$107 million).

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

1. Organization - continued

** As of December 31, 2024, total non-current assets primarily include long-term equity investments of RMB 2,544 million (US$349 million), which mainly consist of an investment in the subsidiary, Shenzhen Qudian Investment Partnership (Limited Partnership).

*** For the year of 2024, net income/(loss) primarily includes the expected credit loss for others amounting to RMB 367 million (US$50 million).

The following is a summary of the VIE Agreements: - continued

The table sets forth the cash flows of the VIEs included in the Company’s consolidated statements of cash flows:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Net cash provided by/ (used in) operating activities	(329,949,497)	1,132,978,031	(1,349,175,834)	(184,836,331)
Net cash provided by/ (used in) investing activities	489,498,990	1,449,584,102	(561,586,008)	(76,936,967)
Net cash (used in)/provided by financing activities	575,109,678	(111,291,410)	(156,112,319)	(21,387,300)

The carrying amounts of the assets, liabilities and the results of operations of the VIEs and their subsidiaries are presented in aggregate due to the similarity of the purpose and design of the VIEs and their subsidiaries, the nature of the assets in these VIEs and their subsidiaries and the type of the involvement of the Company in these VIEs and their subsidiaries.

The amounts of the net assets of the VIEs were RMB 7,689 million and RMB 7,202 million (US$ 987 million) as of December 31, 2023 and 2024. The creditors of the VIEs’ third-party liabilities did not have recourse to the general credit of the Primary Beneficiary in the normal course of business.

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies

Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, VIEs and the subsidiaries of the VIEs. For controlled subsidiaries that are not wholly owned, the noncontrolling interests are included in net income and total equity. All inter-company transactions and balances have been eliminated.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Areas where management uses subjective judgment include, but are not limited to, allowance for loan principal and financing service fee receivables, allowance for finance lease receivables, allowance for contract assets, allowance for other receivables, impairment of other assets, incremental borrowing rates for lease liabilities, impairment of equity investment, impairment of long-lived assets, valuation allowance for deferred tax assets, uncertain tax positions, and fair value of investments. Actual results could differ from these estimates, and as such, differences may be material to the consolidated financial statements.

Revenue recognition

The Company generates revenues primarily by providing borrowers with merchandise and cash installment credit services, credit facilitation services, transaction services, automobile financing services, ready-to-cook meal sales, educational service and delivery services.

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

Revenues from loan facilitation services are recognized when the Company matches borrowers with the Funding Partners and the funds are provided to the borrower. Additionally, revenues from post-origination services are recognized evenly over the term of the loans as the services are performed. The loan facilitation income recognized was RMB 18,316,858, RMB nil and RMB nil (US$ nil) for the years ended December 31, 2022, 2023 and 2024, respectively. The post-origination services fee recognized was RMB 492,215, RMB nil and RMB nil (US$ nil) for the years ended December 31, 2022, 2023 and 2024, respectively.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

The referral services are considered to be the performance obligations in the arrangement. The transaction price is the amount of consideration to which the Company expects to be entitled to in exchange for transferring the promised service to the customer, net of value-added tax. The transaction price allocated to the referral services and post-origination services includes variable service fees which are contingent on the borrower making timely repayments to the Funding Partners. Variable consideration is estimated using the expected value method based on historical default rate, current and forecasted borrower repayment trends and is limited to the amount of variable consideration that is probable not to be reversed in future periods. The Company will update its estimate of the variable considerations at the end of each reporting period. The estimation of variable consideration (including the amount of variable consideration constrained) involves significant judgment. Revenues from transaction services are recognized when the Company successfully refers the borrower to the Funding Partner and the Funding Partner provides the funds to the borrower. Revenues from post-origination services are recognized evenly over the term of the loans as the services are performed. The transaction services fee recognized was RMB 110,912,689, RMB nil and RMB nil (US$ nil) for the years ended December 31, 2022, 2023 and 2024, respectively. The post-origination services fee recognized was RMB 2,877,700, RMB nil and RMB nil (US$ nil) for the years ended December 31, 2022, 2023 and 2024, respectively.

Sales income

The Company recognizes revenue from product sales through its platform of ready-to-cook meal business in “Sales income and others” in consolidated statements of comprehensive income/(loss). The Company’s single performance obligation is to sell products to customers. The Company acts as a principal as it takes control of the products before they are transferred to customers. The Company is also primarily obligated for the products sold to the customers, bears inventory risks and has the latitude in establishing prices. Revenue is measured based on the amount of consideration the Company expects to receive reduced by value-added tax, discounts and estimates for product returns. Product returns are estimated using the expected value method based on historical return patterns. Revenues are recognized at a point in time when the products are accepted by the customers. As of December 31, 2022, 2023 and 2024, estimated product returns were not material.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies – continued

Revenue recognition - continued

Delivery services income

In 2023 and 2024, the Company provides “last mile” package delivering service from warehouses to the locations in Australia and New Zealand designated by international delivery customers after the packages were shipped by international delivery customers from China to Australia and New Zealand. The Company’s customers are international delivery channel companies. The Company concludes that it acts as a principal in these transactions as the Company is primarily responsible for the delivery of packages and has the ability to control the related services. The Company has the ability to control the services provided by delivery drivers as it is responsible for identifying qualifying drivers and directing them to complete the deliveries. Additionally, the Company has ultimate control over the amounts charged to the customers. Revenues resulting from these services are recognized on a gross basis at a fixed rate or a pre-determined amount for each completed delivery, with the amounts paid to the drivers recorded in costs of revenue. These revenues are recognized at the point of delivery of package.

Cost of revenues

Cost of revenues primarily consists of the purchase price of products, packaging material and delivery cost, including (i) lease expenses for regional sorting warehouse, and (ii) the amounts paid to the drivers for delivery services.

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

A lease arrangement that transfers substantially all of the benefits and risks incident to the ownership of property and that gives rise to a dealer’s profit or loss is classified as a sales-type lease. For sales-type leases, when collectability is probable at lease commencement, the Company derecognizes the underlying asset and recognizes the net investment in the lease, which is the sum of the lease receivable and the unguaranteed residual asset and recognizes in net income any selling profit or loss. Initial direct costs are expended, at the commencement date, if the fair value of the underlying asset is different from it carrying amount. Interest income is recognized in financing income over the lease term using the interest method.

Operating leases

The Company has operating leases for certain office rentals, educational service activity centers and regional processing centers as a lessee. At inception of a contract, the Company determines whether that contract is or contains a lease. For each lease arrangement identified, the Company determines its classification as an operating or finance lease.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued

Leases – continued

Operating leases - continued

The Company records a lease liability and corresponding operating lease right-of-use (“ROU”) asset at lease commencement. Lease liabilities represent the present value of the lease payments not yet paid, discounted using the discount rate for the lease at lease commencement. The Company’s lease agreements include lease payments that are largely fixed, and do not contain material residual value guarantees or variable lease payments. The discount rate is determined by using the Company’s incremental borrowing rate at lease commencement since the rate implicit in the lease is not readily determinable. The incremental borrowing rate is the rate of interest that the Company could borrow on a collateralized basis over a similar term at an amount equal to the lease payments in a similar economic environment. ROU asset represents the right to use an underlying asset for the lease term and is recognized in an amount equal to the lease liability adjusted for any lease payments made prior to the commencement date, less any lease incentives received, and any initial direct costs incurred by the Company. Lease terms are based on the non-cancellable term of the lease and may contain options to extend the lease when it is reasonably certain that the Company will exercise the option, however none of these have been recognized in the Company’s right-of-use assets or lease liabilities since those options were not reasonably certain to be exercised.

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

Land lease right of use asset

All land in the PRC is owned by the PRC government. The PRC government may sell land use rights for a specified period of time. Land use rights represent operating leases in accordance with ASC 842, Leases (ASC 842). The purchase price of land use rights represents lease prepayments to the PRC government and is recorded as an operating lease right-of-use (“ROU”) asset in the consolidated balance sheet. The ROU asset is amortized over the remaining lease term – 34 years.

Foreign currency translation and transactions

The functional currency of the Company, and the subsidiaries that are not in mainland China is US$. The Company’s subsidiaries, VIEs, and subsidiaries of the VIEs with operations in the PRC adopted RMB as their functional currency. The determination of the respective functional currency is based on the criteria stated in ASC 830, Foreign Currency Matters. The Company uses RMB as its reporting currency. The financial statements of the Company, and the subsidiaries that are not in mainland China are translated into RMB using the exchange rate as of the balance sheet date for assets and liabilities and average exchange rate for the year for income and expense items. Translation gains and losses are recorded in accumulated comprehensive income/(loss), as a component of shareholders’ equity. Transactions in currencies other than the functional currency are measured and recorded in the functional currency at the exchange rate prevailing on the transaction date.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

Short-term investments

Short-term investments include, (i) wealth management products with the intention to sell in the near term which are classified as trading securities and measured at fair value; (ii) wealth management products with original maturities less than one year are classified as held to maturity debt securities and measured them at amortized costs; (iii) marketable equity securities (level 1) in listed companies and publicly-traded mutual funds and measures them at fair value. For trading securities, the realized investment income and changes in fair value are recognized in interest and investment income in the consolidated statements of comprehensive income/(loss). The banks or trust companies publish the redemption price of wealth management products daily (level 1) or publish their net value on a regular basis (level 2). The products that have fixed interest rates are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity and are recorded at amortized cost.

The Company utilized a forward-looking CECL model to assess the credit loss of financial instruments measured at amortized cost. Based upon the Company’s assessment of various factors, including historical experience, credit quality of the related financial institutions, and other factors that may affect its ability to collect the short-term investment, the Company determined there were no credit losses for the years ended December 31, 2022, 2023 and 2024.

The Company recorded interest income from the held-to maturity investments of RMB 19,375,505, RMB 80,693,057 and RMB 51,034,427 (US$ 6,991,688), and investment income from other short-term investments carried at fair value of RMB 98,965,612,RMB 77,394,955 and RMB 315,013,325 (US$ 43,156,649) in the consolidated statements of comprehensive income/(loss) for the years ended December 31, 2022, 2023,and 2024, respectively.

Time and Structured deposits

Time deposits and structured deposits represent distinct financial instruments commonly utilized by corporations to manage liquidity and optimize returns within defined risk parameters.

Time deposits are straightforward interest-bearing instruments characterized by fixed maturity dates, predetermined interest rates, and principal preservation. They are typically classified as cash equivalents or short-term investments on financial statements, depending on their maturity period (e.g., ≤3 months for cash equivalents under US GAAP). Risks associated with time deposits are generally limited to credit risk related to the issuing institution.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies – continued

Time and Structured deposits - continued

Structured deposits are financial instruments with fixed maturity dates. The Company classifies structured deposits as held-to-maturity debt investments in accordance with ASC 320, as it has the positive intent and ability to hold these investments to maturity. These deposits are stated at amortized cost, net of any allowance for credit losses.

Derivative instruments

In 2023, the Company entered into total return swap contracts with CITIC Securities Company Limited (“CITIC”), China International Capital Corporation Limited (“CICC”) and GF Securities Co.Ltd (“GF”) respectively, for the purpose of generating return from Chinese public companies’ ADSs in the US stock markets. In exchange, the Company paid CITIC,CICC and GF a periodic interest based on LIBOR plus 2.8% or SOFR plus 2.0% or fixed rate published by CICC, CITIC and GF. The Company net settles all total return swap contracts with CICC, CITIC and GF.

The total notional amount of the outstanding contracts was RMB 411,567,717 and RMB 267,280,381 (US$ 36,617,262) as of December 31, 2023 and 2024, respectively. The total return swap contracts can be initiated and terminated upon requests of the Company. The Company accounts for the total return swap contracts in accordance with ASC 815, Derivatives and hedging. The total return swap contracts were measured at fair value, which are primarily based on the change in the market value of the ADSs underlying the total return swap contracts, recorded as earnings. As there is no initial cost associated with the derivative, the net unrealized gain/(loss) represents the derivative’s fair value which is classified as derivative instruments-asset/(liability) within the consolidated balance sheets. The cumulative unrealized investment loss as of December 31, 2023 and 2024 related to the total return swap contracts were RMB 312,870,238 and RMB 89,894,630 (US$ 12,315,514), respectively.”

The total return swap contracts may expose the Company to credit risk to the extent that the counterparty may be unable to meet the terms of the arrangement. The Company mitigates this credit risk by transacting with a counterparty with high credit ratings. The Company pledged cash collateral of RMB 411,567,717and 267,280,381 (US$ 36,617,262) to CITIC, CICC and GF for its total return swap contracts as of December 31, 2023 and 2024, respectively. The Company also prepaid RMB 50,143,583 and RMB 1,231,339,138 (US$ 168,692,770) to these securities companies for new contracts to be entered into in the future as of December 31, 2023 and 2024 respectively. (Note 5)

Finance lease receivables

Finance lease receivables are carried at amortized cost comprising original financing lease and direct costs, net of unearned income and allowance for finance lease receivables.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies – continued

Allowance for finance lease receivables

The Company considers the finance lease receivables to be homogenous as they are all automotive finance lease receivables collateralized by vehicle titles of similar principal amounts. The allowance for finance lease receivables is calculated based on historical loss experience using probability of default (PD) and loss given default (LGD) methods. The Company stratifies PD and LGD by the recovered rate under different scenarios (i.e. cash collection, repossessing the leased vehicle or non-recovery), and calculates allowance balance by timing exposure at default under each scenario. This process is repeated on a monthly basis. LGD is determined based on the Basel III Accord issued in December 2010, where the 45% post-default loss rate applies to senior claims and the 75% post-default loss rate applies to subordinated claims under the Basel III Junior Act of reference.

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

Nonaccrual finance lease receivables

A finance lease receivable is considered impaired when the lease receivable is more than 90 days past due, or when it is probable that the Company will be unable to collect all amounts due according to the terms of the contract. Factors such as payment history, compliance with terms and conditions of the underlying financing lease agreement and other subjective factors related to the financial stability of the borrower are considered when determining whether finance lease receivables are impaired. The Company does not accrue financing lease income on net investment of finance lease receivables that are considered impaired. Accrual of financing lease income is suspended on accounts that are impaired, accounts in bankruptcy and accounts in repossession. Payments received on non-accrual finance lease receivables are first applied to any fees due, then to any interest due and, finally, any remaining amounts received are recorded in principle. Interest accrual resumes once an account has received payments bringing the impaired status to current.

Account Receivables

Account receivables represent the considerations for which the Company has satisfied its performance obligations and has the unconditional right to consideration. The Company assesses contract assets and accounts receivable for impairment in accordance with ASC 326 with the PD and LGD model.

Account receivables were RMB 25,876,818 and RMB 34,275,509 (US$ 4,695,725) as of December 31, 2023 and 2024 respectively, net of allowance of RMB 205,489 and RMB 274,956 (US$ 37,669), respectively. There are no remaining unsatisfied performance obligations as of December 31,2023 and 2024, respectively.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued

Long-term investments

Long-term investments represent equity investments in privately held companies without a readily determinable fair value and listed companies with readily determinable fair value. Equity securities with readily determinable fair values are measured at fair value, and any changes in fair value are recognized in earnings in accordance with ASC 321. The Company elected to measure equity securities without a readily determinable fair value that does not qualify for the net asset value practical expedient using the measurement alternative. Under the alternative measurement, the equity securities are measured at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.

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

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the specific identification method for the vehicle sales business. Cost is determined by using the average cost method for the ready-to-cook meal business and educational services.

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

Treasury shares

The Company accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares at market price is recorded in the treasury shares account on the consolidated balance sheets. The differences between the resale price and repurchase cost of the treasury shares is reflected in additional paid-in capital.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method with the residual value based on the estimated useful lives of the class of asset, which range as follows:

	Estimated	Estimated
Category	Useful Life	Residual
Office and electronic equipment	3-10 years	Nil%-5%
Motor vehicles	4 years	5%
Aircraft	10 years	5%
Building	30 years	5%
Leasehold improvements	Over the shorter of the expected life of leasehold improvements or the lease term	Nil %

Costs associated with the repair and maintenance of property and equipment are expenses as incurred.

Construction represents building construction costs and unfinished leasehold improvements.

Depreciation is recorded starting at the time when assets are ready for the intended use. Retirements, sales and disposals of assets are recorded net of the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of comprehensive income/(loss).

Intangible assets

Intangible assets represent purchased computer software. These intangible assets are amortized on a straight-line basis over their estimated useful lives of the respective assets, most of which vary from 1-10 years.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued

Research and development

Research and development expenses are primarily incurred in the development of new services, and new features of the Company’s technology infrastructure to support its business operations. Research and development costs are expensed as incurred unless such costs qualify for capitalization as software development costs. In order to qualify for capitalization, (i) the preliminary project should be completed, (ii) management has committed to funding the project and it is probable that the project will be completed, and the software will be used to perform the function intended, and (iii) it will result in significant additional functionality in the Company’s services. No research and development costs were capitalized for all the years presented as the Company has not met all of the necessary capitalization requirements.

Impairment of long-lived assets, including intangible assets with definite lives

The Company evaluates long-lived assets, such as fixed assets, right-of-use assets and construction in progress, for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC Topic 360, Property, Plant and Equipment. When such events occur, the Company assesses the recoverability of the asset group based on the undiscounted future cash flows the asset group is expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset group plus net proceeds expected from disposition of the asset group, if any, is less than the carrying value of the asset group. As of December 31, 2024, as the Company’s long-lived assets are located at the headquarter and being used together by the headquarter staff in centrally managing both its last-mile delivery business and cash management, such long-lived assets are included in a single entity-wide asset group. Within such asset groups, construction in progress is considered the primary asset as it is the most significant long-lived asset. If the Company identifies an impairment, the Company reduces the carrying amount of the asset group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. The Company uses estimates and judgments in its impairment tests and if different estimates or judgments have been utilized, the timing or the amount of any impairment charges could be different. The Company evaluates its long-lived assets for recoverability due to net operating losses for the year ended December 31, 2024.

Employee defined contribution plan

Full time employees of the Company in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Company make contributions to the government for these benefits based on a certain percentage of the employee’s salaries. The Company has no legal obligation for the benefits beyond the contributions. The total amount that was expensed as incurred, was RMB 29,871,441, RMB 14,321,884and RMB 19,125,406 (US$ 2,620,170) for the years ended December 31, 2022, 2023 and 2024, respectively.

Advertising costs

Advertising costs are expensed as incurred in accordance with ASC 720-35, Other Expense-Advertising costs. Advertising costs were RMB 207,905,890, RMB 946,664 and RMB 53,979 (US$ 7,395) for the years ended December 31, 2022, 2023 and 2024, respectively. Advertising costs are included in sales and marketing expenses in the consolidated statements of comprehensive income/(loss).

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued

Government grants

Government grants include cash subsidies received by the Company’s entities in the PRC from local governments as incentives for investing in certain local districts and contributions to technological development and are typically granted based on the amount of investment made by the Company in the form of registered capital or taxable income generated by the Company in these local districts. Such grants allow the Company full discretion in utilizing the funds and are used by the Company for general corporate purposes. The local governments have sole discretion as to whether the Company meets all of the criteria to be entitled to the subsidies.

Government financial incentives received involve no future conditions or continuing performance obligations of the Company and are recognized as other income. The Company recognized government grants of RMB19,472,671, RMB5,483,308 and RMB175,519 (US$24,046) during the years ended December 31, 2022, 2023 and 2024, respectively, in other income in the consolidated statements of comprehensive income/(loss).

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

Value added taxes(‘VAT’)

Xiamen Youqi Technology Co., Ltd. and other companies related to expanding new business opportunities are small-scale VAT taxpayers with an applicable VAT rate of 3%. The other subsidiaries of the VIEs are all general VAT taxpayers (applicable tax rate: 6% or 13%). Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Output VAT receivable net of input VAT payable is recorded in accrued expenses and other current liabilities on the consolidated balance sheets.

VAT (including GST) is reported as a deduction to revenue when incurred and amounted to RMB 80,085,288, RMB 26,906,439 and RMB 52,519,936 (US$ 7,195,202) for the years ended December 31, 2022, 2023 and 2024, respectively.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued

Income taxes

The Company recognizes income taxes under the liability method. Deferred income taxes are recognized for differences between the financial reporting and tax bases of assets and liabilities at enacted tax rates in effect for the years in which the differences are expected to reverse. The Company records a valuation allowance against the amount of deferred tax assets that it determines is not more likely-than-not to be realized. The effect on deferred taxes of a change in tax rates is recognized in earnings in the period that includes the date of the enactment.

Deferred income taxes are recognized on the undistributed earnings of subsidiaries, which are presumed to be transferred to the parent company and are subject to withholding taxes, unless there is sufficient evidence to show that the subsidiary has invested or will invest the undistributed earnings indefinitely or that the earnings will be remitted in a tax-free liquidation. The Company applies to the provisions of ASC Topic 740.

Income Taxes (“ASC 740”), in accounting for uncertainty in income taxes. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Company has elected to classify interest and penalties related to an uncertain tax position (if and when required) as part of income tax expense in the consolidated statements of comprehensive income. In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Company’s PRC subsidiaries. Accordingly, the PRC subsidiaries’ tax years of 2019 – 2024 remain open to examination by the respective tax authorities. The Company may also be subject to the examination of the tax filings in other jurisdictions, which are not material to the consolidated financial statements.

Segment information

In accordance with ASC 280 Segment Reporting, operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Company’s Chief Executive Officer is the Company’s CODM. The CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. As such, the Company has determined that it operates as one operating segment, with consolidated net income (loss) being the measure of segment profitability. The CODM assesses performance for the Company, monitors budget versus actual results, and determines how to allocate resources based on consolidated net income (loss) as reported in the consolidated statements of operations. There are no other expense categories regularly provided to the CODM that are not already included in the primary financial statements herein. During the year ended December 31, 2022, the Company generated substantially all of its revenue from clients in mainland China, and during the years ended December 31, 2023, and 2024, the Company generated substantially all of its revenue from clients in Australia and New Zealand. Accordingly, no geographical segments are presented. As of December 31, 2022, 2023, and 2024, the Company did not have material assets located outside of mainland China and Hong Kong. In 2022, 2023 and 2024, the CODM reviewed the consolidated results when making decisions about allocating resources and assessing performance of the Company as a whole, and the Company had only one reportable segment.

Fair value measurements of financial instruments

The fair values of cash and cash equivalents, restricted cash and cash equivalent, short-term investments, finance lease receivables, derivative instruments, other receivables (as defined in Note 5), borrowings and other payables in current assets and liabilities are measured at fair value or approximate to their respective fair values because of their short maturities. The carrying amount of the long-term borrowings, approximate to its fair value due to the fact that the related interest rates are approximate to the rates currently offered by banks for similar debt instruments of comparable maturity.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies – continued

Fair value measurements

Fair value is the price that would be received by selling an asset or paid to transfer liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and the market-based risk measurement or assumptions that market participants would use when pricing the assets or liability.

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

The dilutive effect from the dilutive effect of share options is reflected in diluted EPS using the treasury stock method.

Share-based payments

The Company accounts for share-based compensation in accordance with ASC 718, Compensation-Stock Compensation (“ASC 718”).

Share-based payment transactions with employees and independent directors, such as share options, are measured based on the grant date fair value of the equity instrument. The Company recognizes the compensation costs net of estimated forfeitures using the accelerated recognition method, over the applicable vesting period for each separately vesting portion of the award. The estimate of forfeitures is adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures are recognized through a cumulative catch-up adjustment in the period of change and also impact the amount of share-based compensation expense to be recognized in future periods.

A change in any of the terms or conditions of share options is accounted for as a modification of share options. The Company calculates the incremental compensation cost of a modification as the excess, if any, of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the fair value of the options, the share price and other pertinent factors at the modification date. For vested options, the Company recognizes incremental compensation cost in the period the modification occurred. For unvested options, the Company recognizes, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date. If the fair value of the modified option is lower than the fair value of the original option immediately before modification, the minimum compensation cost the Company recognizes is the cost of the original options.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies – continued

Convenience translation for financial statements presentation

Translations of amounts from RMB into US$ for the convenience of the readers were calculated at the exchange rate of RMB 7.2993 per US$1.00 on December 31, 2024, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been or could have been converted into US$ at such rate.

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies – continued

Significant risks and uncertainties - continued

Concentration of credit risk

Financial assets that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, time and structured deposit, short-term investment, derivative instruments, cash collateral for derivatives, accounts receivable and other receivables.

Deposits held in mainland China are subject to restrictions on foreign exchange and the ability to transfer cash outside of mainland China. In May 2015, a new Deposit Insurance System (“DIS”) managed by the People’s Bank of China (‘‘PBOC’’) was implemented by the Chinese government. Deposits in the licensed banks in mainland China are protected by DIS, up to a limit of RMB500 thousands.

The Company places its cash and cash equivalents, short-term investments, derivative instruments, cash collateral for derivatives and other receivables with reputable counterparties that have high-credit ratings and quality. There has been no recent history of default in relation to these counterparties. China Merchants Bank Company Limited and China Guangfa Bank Co., Ltd. represented 25% and 9% of the total financial assets for the years ended December 31, 2023, amounted to approximately RMB 2,567 million and RMB 936 million, respectively. For the year ended December 31, 2024, China Merchants Bank Co., Ltd. accounted for 22% of the total financial assets, or approximately RMB1,831 million (US $251 million).

Borrower default risk

Financial assets that potentially expose the Company to borrower default risk are finance lease receivables.

The Company manages borrower default risk on their payment for finance lease receivables by performing credit assessments on its borrowers and its ongoing monitoring of the outstanding balances.

Interest rate risk

The Company is exposed to interest rate risk on its interest-bearing assets and liabilities. As part of its asset and liability risk management, the Company reviews and takes appropriate steps to manage its interest rate exposures on its interest-bearing assets and liabilities. The Company has not been exposed to material risks due to changes in market interest rates and not used any derivative financial instruments to manage the interest risk exposure during the years presented.

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies – continued

Significant risks and uncertainties - continued

Concentration risk of revenue and customers

As of the year ended December 31, 2024, a substantial portion of the Company total revenue is attributable to key customers. Specifically, Customer A, Customer B, Customer C, and Customer D accounted for 22%, 39%, 10% and 11% of the total revenue, approximately RMB 47,629,353 (US$6,525,195), RMB 83,463,994 (US$11,434,520), RMB 22,125,951 (US$3,031,243), RMB 24,452,405 (US$3,349,966) respectively.

Similarly, the Company’s total accounts receivables are concentrated with a limited number of customers. As of the year ended December 31, 2024, Customer A, Customer B, and Customer C represented 27%, 38%, and 26% of the total accounts receivables, amounting to approximately RMB 9,300,571 (US$1,274,173), RMB 13,291,323 (US$1,820,904) and RMB 9,028,752 (US$1,236,934), respectively.

The Company monitors these concentrations as part of its standard business practices.

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This ASU improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. In addition, this ASU enhances interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The Group adopted ASU 2023-07 during the year ended December 31, 2024. The primary measure of segment profitability for the Company’s operating segment is considered to be consolidated net loss.

The Company operates in one segment. Its chief operating decision maker is the Chief Executive Officer, who makes operating decision, accesses performance, and allocate resources on a consolidated basis.

Significant segment expenses reviewed by the CODM on a regular basis included within net loss include cost of products sales, research and development expense and selling, general and administrative expenses which are separately presented on the Company’s Consolidated Statement of Operations. Other segment items within net loss include interest income, net, other (expense) income, net and income tax expense.

In March 2023, the FASB issued ASU No. 2023-01, “Leases (Topic 842): Common Control Arrangements”, which amends certain provisions of ASC 842 that apply to arrangements between related parties under common control. In addition, the ASU amends the accounting for leasehold improvements in common-control arrangements for all entities. ASU 2023-01 is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted in any annual or interim period as of the beginning of the related fiscal year. The Group has adopted ASU 2023-01 from January 1, 2024. The Company evaluates that the impact of adoption of this ASU is immaterial to consolidated financial statements.

New and Amended Standards Not Adopted by the Group

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as Information on income taxes paid. For public business entities, ASU 2023-09 is effective for annual periods beginning after December 15, 2024. For entities other than public business entities, ASU 2023-09 is effective for annual periods beginning after December 15, 2025. This ASU should be applied on a prospective basis with the option to apply the standard retrospectively. Early adoption is permitted. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies – continued

New and Amended Standards Not Adopted by the Group - continued

In December 2024, the FASB issued ASU 2024-03: Disaggregation of Income Statement Expenses, which requires additional disclosures about specific types of expenses included in the expense captions presented on the face of the income statement as well as disclosures about selling expenses. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. This ASU should be applied prospectively with the option to apply the standard retrospectively. Early adoption is permitted. The Group is currently evaluating the impact of this new standard on its consolidated financial statements.

3. Short-term investments

The following table presents short-term investments classification as of December 31, 2023 and 2024.

	As of December 31,
	2023	2024
	RMB	RMB	US$
Debt securities:
Wealth management products issued by banks or security/trust companies	350,164,305	178,821,757	24,498,480
Equity securities:
Marketable equity securities	292,729,235	939,725,698	128,741,893
Short-term investments	642,893,540	1,118,547,455	153,240,373

4. Accounts Receivables

4.1 Accounts receivable consist of the following:

	As of December 31,
	2023	2024
	RMB	RMB	US$
Accounts receivables	26,082,307	34,550,465	4,733,394
Allowance for credit losses	(205,489)	(274,956)	(37,669)
Accounts receivables, net	25,876,818	34,275,509	4,695,725

4.2 Movements of allowance for accounts receivable for the years ended December 31,2023 and 2024 are as follows:

	As of December 31,
	2023	2024
	RMB	RMB	US$
Balance at the beginning of the year	—	205,489	28,152
Additions	205,489	69,467	9,517
Balance at the end of the year	205,489	274,956	37,669

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

5. Other current assets

Other current assets consist of the following:

		As of December 31,
		2023	2024
		RMB	RMB	US$
Prepayment		21,956,225	28,947,278	3,965,761
Inventory	5.1	10,383,964	10,674,018	1,462,334
Receivables from third party payment service providers	5.2	7,833,192	12,693,037	1,738,939
Receivables from Funding Partners and other service providers		25,848,011	24,435,473	3,347,646
Receivable from broker for derivative collateral		411,567,717	267,280,381	36,617,262
Deposits prepaid to securities companies		50,143,583	1,231,094,816	168,659,298
Others	5.3	259,404,811	430,728,834	59,009,609
Total		787,137,503	2,005,853,837	274,800,849
Less: Allowance for other current assets		(116,860,992)	(72,671,045)	(9,955,892)
		670,276,511	1,933,182,792	264,844,957

5.1The Company’s inventory mainly consists of finished goods in educational services, repossessed vehicles, and products and packing materials to be sold in ready-to-cook meal business. Due to poor market response, these businesses had been wound down and the Company had recognized an impairment charge of RMB 0.24 million and nil for the years ended December 31, 2023 and 2024, respectively. As of December 31, 2024, the Company’s inventory gross amounts and valuation allowance were RMB 10,674,018 and RMB 9,179,453, respectively.

5.2The Company has accounts with third-party payment service providers mainly to overseas payment. The balance of receivables from third-party payment service providers is unrestricted as to withdrawal and use and readily available to the Company on demand.

5.3Others include borrowings to third - party individuals of RMB 76 million and RMB 46 million as of December 31, 2023 and 2024, respectively. Maturity dates of these borrowings range from January 15, 2022 to July 1, 2026, and the interest rates range from 0.00% to 5.50%. The borrowings are partially secured by certain financial and real estate assets.

Allowance for other current assets consists of the following:

	As of December 31,
	2023	2024
	RMB	RMB	US$
Balance at the beginning of the year	256,349,242	116,860,992	16,009,890
Additions/(reversal)	29,879,226	(15,572,138)	(2,133,374)
Charge-offs	(169,367,476)	(28,617,809)	(3,920,624)
Balance at the end of the year	116,860,992	72,671,045	9,955,892

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

6. Leases

Sales-type leases

Sales-type lease income recognized consists of the following:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Financing income	337,355	—	—	—

Operating lease arrangements

The Company leases certain office premises and overseas warehouses under non-cancelable leases, and an operating lease arrangement with the local government of Xiamen for land. Lease costs under operating leases for the years ended December 31, 2022, 2023 and 2024 were RMB 56,019,089, RMB 27,357,349 and RMB 32,958,949 (US$ 4,515,358), respectively.

Future minimum lease payments under non-cancelable operating lease agreements consist of the following as of December 31, 2023 and 2024:

	As of December 31,
	2023	2024
	RMB	RMB	US$
1 year (Including 1 year)	33,802,951	19,881,698	2,723,781
1 year to 2 years (Including 2 years)	23,258,088	15,925,475	2,181,781
2 years to 3 years (Including 3 years)	14,737,167	10,233,700	1,402,011
3 years to 4 years (Including 4 years)	4,802,888	9,335,618	1,278,974
4 years to 5 years (Including 5 years)	3,982,687	6,713,328	919,722
Over 5 years	934,146	14,278,622	1,956,163
Total lease payments	81,517,927	76,368,441	10,462,432
Less: imputed interest	11,820,823	8,965,407	1,228,254
Present value of lease liabilities	69,697,104	67,403,034	9,234,178
Less: Current portion	(29,937,993)	(18,696,986)	(2,561,477)
Non-current portion of lease liabilities	39,759,111	48,706,048	6,672,701

The Company’s operating lease commitments have no renewal options, rent escalation clauses and restriction or contingent rents as of December 31, 2023 and 2024. The weighted average discount rate as of December 31,2023 and 2024 is 6.52%, and 3.82%, respectively. The weighted average remaining lease term as of December 31,2023 and 2024 are 36 months and 69 months, respectively. Lease payments over 5 years increased from RMB 934,146 to RMB 14,278,622 as of December 31, 2024 due to the increase of lease contracts for last-mile delivery service.

Supplemental lease cash flow disclosures

	For the years ended December 31,
	2023	2024
	RMB	RMB	US$
Cash payments for operating leases	25,839,863	30,645,878	4,198,468
Operating ROU assets released in exchange for operating lease liabilities	26,602,626	24,904,133	3,411,852
Operating ROU assets obtained in exchange for new operating lease liabilities	115,402,428	51,284,880	7,026,000

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

7. Investment in equity method investee

The Company subscribed for 3.02% to 99.99% of the registered capital of four limited partnerships and one limited company for RMB 89 million and RMB 103 million (US$ 14 million) as of December 31, 2023 and 2024. The carrying amounts of all investments in equity method invested were RMB 137 million and RMB 146 million (US$ 20 million) as of December 31, 2023 and 2024, respectively.

8. Long-term investments

The balance of long-term investments was RMB 211 million and RMB 79 million (US$ 11 million) as of December 31, 2023 and 2024, respectively. The Company identified significant deterioration in the business prospects of certain investees of equity investment without readily determinable fair value, and recognized impairment loss of RMB 27 million, RMB 8 million and RMB 132 million (US$ 18 million) for the years ended December 31, 2022, 2023 and 2024, respectively.

9. Property and equipment, net

	As of December 31,
	2023	2024
	RMB	RMB	US$
Construction in progress	1,134,688,427	1,302,148,272	178,393,582
Leasehold improvements	13,615,929	15,967,920	2,187,596
Office and electronic equipment	7,774,324	11,704,829	1,603,555
Motor vehicles	13,313,052	13,402,055	1,836,074
Aircraft	175,367,530	180,292,710	24,700,000
Buildings	—	118,266,537	16,202,449
Property and equipment, gross	1,344,759,262	1,641,782,323	224,923,256
Less accumulated depreciation	35,527,263	54,915,306	7,523,366
Less impairment	894,274	833,390	114,174
Property and equipment, net	1,308,337,725	1,586,033,627	217,285,716

Depreciation expense, for the years ended December 31, 2022, 2023 and 2024, was RMB 6 million, RMB 14 million and RMB 21 million (US$ 3 million), respectively.

For the years ended December 31, 2022, 2023 and 2024, the interest cost incurred and capitalized was RMB 7 million, RMB 2 million and RMB nil (US$ nil), respectively.

In 2024 and 2023, the Company capitalized buildings and acquired aircraft at a cost of RMB 118 million (US$ 16 million) and RMB 175 million, respectively, to support its business expansion initiatives. In 2023, the depreciation expense for the aircraft amounted to RMB 9 million. In 2024, the depreciation expense for the aircraft was RMB 17 million (US$ 2 million), while no depreciation expenses were recorded for the buildings as they were capitalized in December 2024. As of December 31, 2024, the net value of the aircraft and buildings was RMB 271 million (US$ 37 million).

For the years ended December 31, 2022, 2023 and 2024, the carrying amounts of the disposed property and equipment were RMB 9,611,937, RMB 2,817,196 and RMB 816,244 (US$ 111,825), respectively. The loss from disposal of property and equipment was RMB 8,227,046, RMB 2,568,274 and RMB 690,098 (US$ 94,543) for the years ended December 31, 2022, 2023 and 2024, respectively.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

10. Short-term borrowings

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

In 2024, the Company entered into a loan contract with the Hong Kong Branch of Zheshang Bank through the method of internal guarantee for external loan. This contract enables the company to borrow RMB 720 million. The credit matures in August 2025 and carries an interest rate of 4.40%. The company pays the interest semi - annually.

11. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2023	2024
	RMB	RMB	US$
Accrued payroll	1,077,834	7,290,249	998,760
Tax payables	4,553,304	3,758,066	514,853
Payable to suppliers	109,331,440	115,793,122	15,863,592
Payable to external service providers	26,282,851	19,447,813	2,664,339
Payable to funding partner	79,295,374	50,365,126	6,899,995
Business deposits	6,282,315	5,593,315	766,281
Others	73,012,827	59,830,173	8,196,700
	299,835,945	262,077,864	35,904,520

12. Cost of delivery services income and other revenues

Cost of delivery services income and other revenues consists of the following:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Delivery cost	—	131,685,885	200,004,561	27,400,512
Other costs*	56,202,270	711,777	—	—
	56,202,270	132,397,662	200,004,561	27,400,512

* Other costs include commission expenses, salaries and cost of educational services.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

13. Provision for /(Reversal of) expected credit losses on receivables and other assets

Provision for /(Reversal of) expected credit losses for receivables and other assets consists of the following:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Reversal for loan principal and financing service fee receivables	(209,396,631)	—	—	—
Collection of return of finance lease receivables	(5,086,116)	(4,954,732)	(2,848,564)	(390,252)
Reversal for contract assets	(31,168)	—	—	—
Expected credit loss for accounts receivables	—	199,711	105,538	14,459
Expected credit loss/(reversal) for other current assets	(8,061,187)	29,314,107	(14,764,657)	(2,022,750)
Expected credit loss/(reversal) for other non-current assets	1,453,719	94,462	(1,108,096)	(151,808)
	(221,121,383)	24,653,548	(18,615,779)	(2,550,351)

14.1 Interest and investment income, net

Interest and investment income, net consists of the following:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Unrealized investment income/(loss) of short-term investments	(40,405,563)	(202,012,339)	125,179,719	17,149,551
Realized investment income of short-term investments	154,931,404	300,705,577	191,828,265	26,280,365
Unrealized investment (loss)/income of long-term investments	(58,356,978)	645,974,321	(131,604,073)	(18,029,685)
Realized investment loss of long-term investments	(8,550,287)	(659,477,110)	—	—
Investment income of structured deposits	3,815,277	59,394,774	49,039,769	6,718,421
Interest income, net	54,793,874	110,747,398	145,618,456	19,949,647
Income from the repurchase of convertible senior notes	10,028,456	—	—	—
Interest expense of convertible senior notes	(3,439,972)	—	—	—
	112,816,211	255,332,621	380,062,136	52,068,299

14.2 Gain/(loss) on derivative instruments

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Unrealized investment income/(loss) of derivative instruments	(180,503,919)	(149,741,836)	222,975,608	30,547,533
Realized investment income/(loss) of derivative instruments	110,083,438	303,576,774	(203,518,248)	(27,881,886)
	(70,420,481)	153,834,938	19,457,360	2,665,647

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

Hong Kong

Qudian HK, Qufenqi HK, Bloomgoods HK, Qu Plus Plus (HK) Limited, Qudian Fresh (HK) Limited, Qudian Cuisine (HK) Limited, Qudian Daily Food (HK) Limited are incorporated in Hong Kong and are subject to Hong Kong profits tax of 16.5% on their activities conducted in Hong Kong.

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

15. Income taxes - continued

The current and deferred components of income tax expenses which were substantially attributable to the Company’s PRC subsidiaries, VIEs and subsidiaries of the VIEs, are as follows:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Current income tax expense	71,567,448	64,458,408	65,805,623	9,015,333
Deferred income tax expense/(benefit)	20,860,679	(2,117,892)	—	—
Total income tax expense	92,428,127	62,340,516	65,805,623	9,015,333

The principal components of the deferred tax assets and liabilities are as follows:

	As of December 31,
	2023	2024
	RMB	RMB	US$
Deferred tax assets:
Allowance for loan principal and financing service fee receivables	19,785,153	—	—
Allowance for finance lease receivable	7,706,311	1,613,414	221,037
Allowance for other current assets	30,286,267	19,387,060	2,656,016
Impairment loss from long-lived assets	539,153	385,314	52,788
Guarantee liabilities	3,517,157	47,762	6,543
Share-based compensation	33,692,676	34,309,231	4,700,345
Fair value change on investments	67,463,987	105,192,397	14,411,299
Fair value change on financial assets	82,220,720	839,617	115,027
Lease liabilities	18,156,568	11,008,553	1,508,166
Advertising cost	23,090,520	23,027,357	3,154,735
Uncollected revenue	4,798,460	—	—
Outside basis difference	19,604,247	—	—
Net operating loss carry forwards	775,049,194	609,993,234	83,568,730
Total deferred tax assets	1,085,910,413	805,803,939	110,394,686
Less: valuation allowance	(1,008,969,418)	(759,896,561)	(104,105,402)
Total deferred tax assets, net of valuation allowance	76,940,995	45,907,378	6,289,284
Net off against deferred tax liabilities	(76,940,995)	(45,907,378)	(6,289,284)
Net deferred tax assets	—	—	—
Deferred tax liabilities:
Right-of-use assets	18,572,655	11,113,077	1,522,486
Fair value change on financial assets	58,368,340	34,794,301	4,766,798
Total deferred tax liabilities	76,940,995	45,907,378	6,289,284
Net off against deferred tax assets	(76,940,995)	(45,907,378)	(6,289,284)
Net deferred tax liabilities	—	—	—

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

15. Income taxes - continued

The Company operates through its subsidiaries, VIEs and subsidiaries of the VIEs and valuation allowance is considered on an individual entity basis. The Company recorded full valuation allowance against deferred tax assets of those entities that were in a three-year cumulative financial loss and/or are not forecasting profits in the near future as of December 31, 2023 and 2024. In making such determination, the Company also evaluated a variety of factors including the Company’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

As of December 31,2023 and 2024, the Company had net operation loss (the “NOL”) of RMB 3,142 million and RMB 2,836 million (US$ 389 million), mainly from its PRC, Hong Kong and Australian subsidiaries, which can be carried forward to offset future taxable income. The PRC subsidiaries’ net operating losses will expire from the years 2025 to 2029 if not utilized. Net operating losses from Hong Kong and Australian subsidiaries can be carried forward with no expiration date.

Reconciliation between the income taxes expense computed by applying the PRC statutory tax rate to profit before income taxes and the actual provision for income taxes is as follows:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Profit (loss) before income tax	(269,623,829)	101,474,055	157,537,018	21,582,482
PRC statutory income tax rate	25%	25%	25%	25%
Income tax expense (benefit) at PRC statutory income tax rate	(67,405,957)	25,368,514	39,384,255	5,395,621
Effect of different tax rates	12,944,788	(25,070,403)	(97,962,122)	(13,420,756)
Tax exempted income	—	(198,231)	(113,208,078)	(15,509,443)
Outside basis difference	(109,594,486)	(215,985,749)	—	—
Expenses not deductible for tax purposes	12,666,674	36,882,867	13,122,045	1,797,713
Adjustment on current income tax of the previous periods	(18,081,862)	(18,394,143)	—	—
Non-deductible guarantee liability:	—	93,833,446	—	—
Write-off of NOL and others	—	252,778,471	450,292,380	61,689,803
Withholding income tax	—	4,427,205	23,250,000	3,185,237
Changes in valuation allowance	261,898,970	(91,301,461)	(249,072,857)	(34,122,842)
Income tax expenses	92,428,127	62,340,516	65,805,623	9,015,333

As of December 31, 2024, the Company intends to permanently reinvest the undistributed earnings from foreign subsidiaries to fund future operations. As of December 31, 2024, the total amount of undistributed earnings from its PRC subsidiaries as well as VIEs is RMB 10,478 million (US$ 1,435 million). The amount of unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries is not determined because such a determination is not practicable.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

15. Income taxes - continued

Unrecognized Tax Benefit

As of December 31, 2023 and 2024, the Company recorded an unrecognized tax benefit of RMB nil and RMB nil (US$ nil) respectively, of which RMB nil and RMB nil (US$ nil) are presented on a net basis against the deferred tax assets related to tax loss carry forwards on the consolidated balance sheets. It is possible that the amount of uncertain tax position will change in the next twelve months; however, an estimate of the range of the possible outcomes cannot be made at this moment. As of December 31, 2024, unrecognized tax benefits of RMB nil (US$ nil), if ultimately recognized, will impact the effective tax rate. A reconciliation of the beginning and ending amount of unrecognized tax benefit was as follows:

	For the years ended December 31,
	2023	2024
	RMB	RMB	US$
Balance at beginning of the year	—	—	—
Additions	34,580,410	—	—
Decreases	(34,580,410)	—	—
Balance at end of the year	—	—	—

As of December 31, 2023 and 2024, the Company did not record any interest expense and penalty accrued in relation to the unrecognized tax benefit in income tax expense.

In general, the PRC tax authority has up to five years to conduct examinations of the Company’s tax filings. Accordingly, as of December 31, 2024, the tax years ended December 31, 2019 through the period ended as of December 31, 2024 reporting date for the Company’s PRC subsidiaries remain open to examination by the PRC tax authorities. For the non-PRC entities, the tax years ended December 31, 2018, through period ended December 31, 2024 remain open to examination by tax authorities.

16. Earnings/(loss) per share

The following table sets forth the computation of basic earnings/(loss) per share for the years ended December 31, 2022, 2023 and 2024:

	For the years ended December 31,
	2022		2023		2024
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
	Class A	Class B	Class A	Class B	Class A	Class A	Class B	Class B
Earnings/(loss) per share – basic:
Numerator:
Allocation of net income/(loss) attributable to Qudian Inc. for basic computation	(268,552,622)	(93,411,501)	27,698,446	11,435,093	59,881,000	8,203,663	31,850,395	4,363,486
Millions of Shares (denominator):
Weighted average number of ordinary share outstanding – basic	182.53	63.49	153.79	63.49	119.37	119.37	63.49	63.49
Denominator used for basic earnings per share	182.53	63.49	153.79	63.49	119.37	119.37	63.49	63.49
Earnings/(loss) per share – basic	(1.47)	(1.47)	0.18	0.18	0.50	0.07	0.50	0.07

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

16. Earnings/(Loss) per share - continued

The following table sets forth the computation of diluted earnings/(loss) per share for the years ended December 31, 2022, 2023 and 2024:

	For the years ended December 31,
	2022		2023		2024
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
	Class A	Class B	Class A	Class B	Class A	Class A	Class B	Class B
Earnings/(loss) per share – diluted:
Numerator:
Interest charges applicable to the Convertible Senior Notes	—	—	—	—	—	—	—	—
Allocation of net income/(loss) attributable to Qudian Inc. for diluted computation	(268,552,622)	(93,411,501)	27,952,696	11,180,843	60,715,780	8,318,027	31,015,615	4,249,122
Reallocation of net income/(loss) attributable to Qudian Inc. as a result of conversion of Class B to Class A shares	(93,411,501)	—	11,180,843	—	31,015,615	4,249,122	—	—
Allocation of net income/(loss) attributable to Qudian Inc	(361,964,123)	(93,411,501)	39,133,539	11,180,843	91,731,395	12,567,149	31,015,615	4,249,122
Millions of Shares (denominator):
Weighted average number of ordinary share outstanding – basic	182.53	63.49	153.79	63.49	119.37	119.37	63.49	63.49
Conversion of Class B to Class A ordinary shares	63.49	—	63.49	—	63.49	63.49	—	—
Adjustments for dilutive share options	—	—	4.94	—	4.92	4.92	—	—
Conversion of the Convertible Senior Notes to Class A ordinary share	—	—	—	—	—	—	—	—
Denominator used for diluted earnings per share	246.02	63.49	222.22	63.49	187.78	187.78	63.49	63.49
Earnings/(loss) per share – diluted	(1.47)	(1.47)	0.18	0.18	0.49	0.07	0.49	0.07

The following table sets forth the computation of basic and diluted earnings per ADS for the years ended December 31, 2022, 2023 and 2024:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	Class A	Class A	Class A	Class A
Earnings/(loss) per share – ADS:
Denominator used for earnings per ADS – basic	182.53	153.79	119.37	119.37
Denominator used for earnings per ADS – diluted	182.53	158.73	124.29	124.29
Earnings/(loss) per ADS – basic	(1.47)	0.18	0.50	0.07
Earnings/(loss) per ADS – diluted	(1.47)	0.18	0.49	0.07

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

17. Fair value measurements

Assets and liabilities disclosed at fair value

Cash and cash equivalents and restricted cash are classified as Level 1, as their carrying amounts approximate fair value based on quoted market prices in active markets. Time and structured deposits are classified as Level 2; their fair value is estimated using prevailing interest rates. Short-term investments consist of publicly traded stocks and funds, which are classified as Level 1 assets using quoted market prices, and private equity funds and trust products assets using net value provided by securities companies, which are classified as Level 2 assets as there are no active markets for these products. The Company’s other financial instruments included account receivables, short-term borrowing and certain amount of accrued expense and other liabilities as well as prepaid expense and other current asset. The carrying values of these financial instruments approximate to their fair values due to their short-term maturities and are classified within Level 3 as their valuation involves unobservable inputs such as management’s estimates of credit risk and settlement timing.

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

The Company measured its short-term investments, derivative instruments, at fair value on a recurring basis. The Company measures its short-term investments at fair value using the redemption price of wealth management products (level 1) daily or net value (level 2) on a regular basis published by the banks or trust companies, quoted prices of marketable equity securities (level 1) and negotiable certificate of deposit in active markets (level 1). The fair value of derivative instruments is based on the change in the market value of the underlying ADSs and periodic interest (level 2). For equity investments in private equity funds, over which the Company do not have the ability to exercise significant influence, are measured using the net asset value per share based on the practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), or NAV practical expedient. The Company did not transfer any assets or liabilities in or out of level 3 during the years ended December 31,2023 and 2024.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

17. Fair value measurements – continued

Assets and liabilities measured at fair value on a recurring basis - continued

The following table summarizes the Company’s financial assets and liabilities measured or disclosed at fair value on a recurring basis as of December 31, 2023 and 2024:

	As of December 31, 2023
	Active market	Observable	Non-observable
	(Level 1)	input (Level 2)	input (Level 3)	Total
	RMB	RMB	RMB	RMB
Assets:
Short-term investments	612,857,046	30,036,494	—	642,893,540
Long-term investments without readily determinable fair value using NAV practical expedient[1]	—	—	—	14,445,946
Liabilities:
Derivative instruments	—	312,870,238	—	312,870,238

	As of December 31, 2024
	Active market	Observable	Non-observable
	(Level 1)	input (Level 2)	input (Level 3)	Total
	RMB	RMB	RMB	RMB
Assets:
Short-term investments	1,091,582,140	26,965,315	—	1,118,547,455
Long-term investments without readily determinable fair value using NAV practical expedient[1]	—	—	—	15,163,357
Liabilities:
Derivative instruments	—	89,894,630	—	89,894,630

	As of December 31, 2024
	Active market	Observable	Non-observable
	(Level 1)	input (Level 2)	input (Level 3)	Total
	US$	US$	US$	US$
Assets:
Short-term investments	149,546,140	3,694,233	—	153,240,373
Long-term investments without readily determinable fair value using NAV practical expedient[1]	—	—	—	2,077,371
Liabilities:
Derivative instruments	—	12,315,514	—	12,315,514

1 Investments are measured at fair value using NAV as a practical expedient. These investments have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

18. Related party balances and transactions

Name of related parties	Relationship with the Company
Luo Min	Founder, chief executive officer and controlling shareholder of the Company
Key management and their immediate families	The Company’s key management and their immediate families

There were no significant related party transactions in 2022, 2023 and 2024.

19. Share-based compensation

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

The Company recognized compensation cost for the share options on a graded vesting basis. The total share-based compensation expenses recognized by the Company for the share option granted were RMB 24,053,760, RMB 4,935,782 and RMB 2,257,795 (US$ 309,317) for the years ended December 31, 2022, 2023 and 2024, respectively.

A summary of share option activities under the 2016 Plan for the years ended December 31, 2023 and 2024 is as follows:

				Weighted
				average
				remaining	Aggregated
		Weighted average	Weighted average	contractual	intrinsic
	Number of options	exercise price	grant date fair value	term	value
		RMB	RMB	Years	RMB
Balance, December 31, 2022	9,461,786	—	17.26	5.31	61,990,313
Exercised	(274,925)	—	11.12	—	3,601,562
Forfeited	(12,500)	—	19.86	—	—
Balance, December 31, 2023	9,174,361	—	17.44	4.32	132,873,059
Exercised	(254,326)	—	28.02	2.93	3,938,396
Forfeited	—	—	—	—	—
Balance, December 31, 2024	8,920,035	—	33.17	3.42	183,603,721
Vested and Exercisable as of December 31, 2024	8,920,035	—	33.17	3.42	183,603,721

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

19. Share-based compensation - continued

Stock options - continued

The aggregate intrinsic value in the table above represents the difference between the exercise price and the Company’s closing stock price on the last trading day in 2022, 2023 and 2024, respectively. The total intrinsic value of options exercised for the years ended December 31, 2022, 2023 and 2024 was RMB 2,023,265, RMB 3,056,001 and RMB 3,938,396 (US$ 539,558) respectively. The total fair value of shares vested during the years ended December 31, 2022, 2023 and 2024 was RMB 50,943,916, RMB 29,797,645 and RMB 2,257,960 (US$ 309,339), respectively.

For the years ended December 31, 2022, 2023 and 2024, the Company allocated share-based compensation expense as follows:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Sales and marketing	527,537	265,862	299,806	41,073
General and administrative	21,102,104	4,649,664	1,754,168	240,320
Research and development	2,424,119	20,256	203,821	27,924
	24,053,760	4,935,782	2,257,795	309,317

20. Commitments and contingencies

Capital Commitments

The Company’s capital commitments relate primarily to commitments in connection with its plan to build an office building and innovation center. The total capital commitments contracted but not yet reflected in the financial statements as of December 31,2023 and 2024 amounted to RMB 397,421,757 and RMB 157,801,809 (US$ 21,618,759) respectively. All of the commitments relating to the construction will be settled in installments.

21. Ordinary shares

The rights of the holders of Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights. Each share of Class A ordinary shares is entitled to one vote per share and is not convertible into Class B ordinary shares under any circumstances. Each share of Class B ordinary shares is entitled to ten votes per share and is convertible into one Class A ordinary share at any time by the holder thereof. Upon any transfer of Class B ordinary shares by the holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares would be automatically converted into an equal number of Class A ordinary shares.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

The amount of treasury shares as of December 31, 2022, 2023 and 2024 were 486,954,953, 899,627,520 and 1,419,285,878 shares, respectively.

On June 11, 2022, the Board of Directors of the Company authorized the company to implement a share repurchase program to repurchase from time to time of up to US$200 million worth of ADSs, each representing one Class A ordinary share, par value US$ 0.0001 per share, of the Company over a period of 24 months starting from July 2022.

As of December 31, 2024, the Company repurchased an aggregate of 169,335,780 ADSs, representing 169,335,780 Class A ordinary shares under the share repurchase program, at an average price of US$4.2971 per ADS, for US$ 727,650,683 (RMB 5,311,340,628). As of December 31, 2024, 71,645,824 shares were canceled, and 1,583,088 shares were used for exercise of share options. The remaining balance of treasury shares represents 96,106,868 Class A ordinary shares, at an average price of US$ 2.0232 per ADS, for US$ 194,441,368 (RMB 1,419,285,878). These shares were recorded at their purchase cost on the consolidated balance sheets and have not been cancelled as of December 31, 2024.

23. Restricted net assets

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

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s subsidiaries, VIEs and subsidiaries of the VIEs incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The consolidated results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries. The Company has not previously declared or paid any cash dividend or dividend in kind and has no plan to declare or pay any dividends in the near future.

Under PRC law, the Company’s subsidiaries, VIEs and the subsidiaries of the VIEs located in the PRC (collectively referred as the “PRC entities”) are required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund. The PRC entities are required to allocate at least 10% of their after - tax profits on an individual company basis as determined under PRC accounting standards to the statutory reserve and have the right to discontinue allocations to the statutory reserve if such reserve has reached 50% of registered capital on an individual company basis. In addition, the registered capital of the PRC entities is also restricted.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

23. Restricted net assets - continued

Under PRC regulations, the subsidiaries of the VIEs in the PRC with a license to provide financing guarantee service are required to provide a statutory reserve, which is appropriated from net income as reported in the Company’s statutory accounts. The Company is required to allocate 1.5% of its balance of loan principal to the statutory reserve. The statutory reserve can only be used for specific purposes and not distributable as cash dividends.

Under PRC regulations, the Company’s subsidiary in the PRC with a license to provide financing guarantee service is required to provide a statutory reserve, which is appropriated from net income as reported in the Company’s statutory accounts. The Company is required to allocate 10 % of its after - tax profits to the statutory reserve. The statutory reserve can only be used for specific purposes and not distributable as cash dividends.

Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the Board of Directors of the subsidiaries. The PRC entities are also subject to similar statutory reserve requirements. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances or cash dividends.

Amounts restricted that include paid-in capital and statutory reserve funds, as determined pursuant to PRC GAAP, were RMB 4,417 million and RMB 4,033 million (US$ 553 million) as of December 31,2023 and 2024, respectively.

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

24. Condensed financial information of the parent company

The following is the condensed financial information of the Company on a parent company only basis.

Condensed balance sheets

	As of December 31,
	2023	2024
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	413,317,806	305,194,205	41,811,435
Short-term investments	78,808,890	698,152,621	95,646,517
Time and Structured deposits	—	380,047,326	52,066,270
Short-term amounts due from intercompanies	687,538,024	440,259,744	60,315,338
Other current assets	—	14,670	2,010
Total current assets	1,179,664,720	1,823,668,566	249,841,570
Non-current assets:
Investments in subsidiaries, VIEs and VIEs’ subsidiaries	10,520,530,855	10,211,096,821	1,398,914,529
Total non-current assets	10,520,530,855	10,211,096,821	1,398,914,529
TOTAL ASSETS	11,700,195,575	12,034,765,387	1,648,756,099

	As of December 31,
	2023	2024
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities:
Short-term borrowings	—	720,000,000	98,639,596
Accrued expenses and other intercompanies	8,364,603	19,456,357	2,665,510
Short-term amounts due to related parties	3,880,000	3,880,000	531,558
Total current liabilities	12,244,603	743,336,357	101,836,664
Non-current liabilities
TOTAL LIABILITIES	12,244,603	743,336,357	101,836,664
Commitments and contingencies
Shareholders’ equity
Class A Ordinary shares (US$0.0001 par value; 656,508,828 shares authorized, 201,304,881 shares issued and 137,109,719 shares outstanding, as of December 31, 2023; 656,508,828 shares authorized, 201,304,881 shares issued and 105,198,013 shares outstanding, as of December 31, 2024)	132,052	132,052	18,091
Class B Ordinary shares (US$0.0001 par value; 63,491,172 shares authorized, 63,491,172 shares issued and outstanding, as of December 31, 2023 and 2024)	43,836	43,836	6,006
Treasury shares	(899,627,520)	(1,419,285,878)	(194,441,368)
Additional paid-in capital	4,033,145,746	4,026,668,369	551,651,305
Accumulated other comprehensive loss	(24,130,903)	13,751,495	1,883,947
Retained earnings	8,578,387,761	8,670,119,156	1,187,801,454
Total shareholders’ equity	11,687,950,972	11,291,429,030	1,546,919,435
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	11,700,195,575	12,034,765,387	1,648,756,099

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

24. Condensed financial information of the parent company - continued

Condensed statements of comprehensive income/(loss)

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Share-based compensation expense	(24,053,760)	(4,935,782)	(2,257,795)	(309,317)
General and administrative	(26,199,820)	(19,070,062)	(40,780,739)	(5,586,938)
Interest and investment income/(loss), net	(13,148,315)	104,687,566	189,674,053	25,985,239
Other non-interest income	11,548,297	28,626,092	24,463,472	3,351,482
Foreign exchange gain/(loss), net	404,232	(545,948)	20,792,611	2,848,576
Income from the repurchase of convertible senior notes	10,028,456	—	—	—
Share of loss in subsidiaries, VIEs and VIEs’ subsidiaries	(320,543,213)	(69,628,327)	(100,160,207)	(13,721,893)
Net income before income taxes	(361,964,123)	39,133,539	91,731,395	12,567,149
Income tax expense	—	—	—	—
Net income/(loss)	(361,964,123)	39,133,539	91,731,395	12,567,149
Other comprehensive income
Foreign currency translation adjustment	13,036,988	21,829,283	37,882,398	5,189,867
Total comprehensive income/(loss)	(348,927,135)	60,962,822	129,613,793	17,757,016

Condensed statements of cash flows

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income/(loss)	(361,964,123)	39,133,539	91,731,395	12,567,149
Adjustments to reconcile net income to net cash used in operating activities:
Share of loss in subsidiaries, VIEs and VIEs’ subsidiaries	320,543,213	69,628,327	100,160,207	13,721,893
Share-based compensation expense	24,053,760	4,935,782	2,257,795	309,317
Income from the repurchase of convertible senior notes	(10,028,456)	—	—	—
Accrued interest of convertible senior notes	1,732,915	—	—	—
Investment loss of short-term Investments	67,907,228	138,739,373	1,925,270	263,761
Foreign exchange loss/(gain) net	(404,232)	545,948	(20,792,611)	(2,848,576)
Payables to employee	66,077	405,208	4,893,049	670,345
Other payables	2,937,392	2,935,558	10,942,366	1,499,098
Net cash provided by operating activities	44,843,774	256,323,735	191,117,471	26,182,987
Net cash provided by (used in) investing activities	908,576,201	29,180,599	(523,283,656)	(71,689,567)
Net cash provided by (used in) financing activities	(834,990,790)	(420,660,054)	186,843,558	25,597,462
Effect of exchange rate changes on cash and cash equivalents	(117,327,970)	(10,899,643)	37,199,026	5,096,246
Net increase (decrease) in cash and cash equivalents	1,101,215	(146,055,363)	(108,123,601)	(14,812,872)
Cash and cash equivalents at beginning of the year	558,271,954	559,373,169	413,317,806	56,624,307
Cash and cash equivalents at end of the year	559,373,169	413,317,806	305,194,205	41,811,435

QUDIAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

The parent company records its investment in its subsidiaries and VIEs under the equity method of accounting as prescribed in ASC 323, Investments-Equity Method and Joint Ventures. Such investments are presented on the condensed balance sheets as “Investment in subsidiaries and VIEs” and their respective profit or loss as “Equity in profits of subsidiaries and VIEs” on the condensed statements of comprehensive income/(loss). Equity method accounting ceases when the carrying amount of investment, including any additional financial support, in a subsidiary and VIEs is reduced to zero unless the parent company has guaranteed obligations of the subsidiary and VIEs or is otherwise committed to provide further financial support. If the subsidiary and VIEs subsequently report net income, the parent company shall resume applying the equity method only after its share of that net income equals the share of net losses not recognized during the period the equity method was suspended.

The parent company’s condensed financial statements should be read in conjunction with the Company’s consolidated financial statements.

25. Subsequent events

As of April 17, 2025, the Company repurchased an aggregate of 4,822,082 ADSs, representing 4,822,082 Class A ordinary shares, at an average price of US$ 2.7061 per ADS, for US$ 13,049,163 (RMB 95,249,755).