Form 20-F
period 2025-12-31
High Templar Tech Ltd
filed 2026-04-10
CIK 1692705

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from          to

Commission file number 001-38230

High Templar Tech Limited

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

No. 101, Meishe Road, Meilin Street

Tongan District, Xiamen, Fujian Province

China

(Address of principal executive offices)

Min Luo, Chairman and Chief Executive Officer

Telephone: +86-592-596-8208

Email: ir@hightemplar.com

At the address of the Company set forth above

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing one Class A ordinary share	HTT	New York Stock Exchange
Class A Ordinary Shares, par value US$0.0001 per share*
*	Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g)

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.	93,185,285 Class A ordinary shares 63,491,172 Class B ordinary shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.	☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.	☐ Yes ☒ No

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

☐ Yes ☐ No

i

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Except where the context otherwise requires, references in this annual report to:

●	“ADSs” are to our American depositary shares, each of which represents one Class A ordinary share, and “ADRs” are to the American depositary receipts that evidence our ADSs;
●	“China” and the “PRC” are to the People’s Republic of China; and only in the context of describing PRC laws, regulations and other legal or tax matters in this annual report, excludes Taiwan, the Hong Kong Special Administrative Region and the Macao Special Administrative Region;
●	“the Group” are to High Templar Tech Limited, the Group VIEs and their respective subsidiaries;
●	“Group VIEs” are to Xiamen Quxianxiang Time Technology Co., Ltd., formerly known as Beijing Happy Time Technology Development Co., Ltd., or Xiamen Quxianxiang, and Xiamen Lexiang Time Technology Co., Ltd. (formerly known as Ganzhou Qudian Technology Co., Ltd.), or Xiamen Lexiang; Xiamen Lexiang was a Group VIE historically until January 2026 and is now considered a Subsidiary of the Company and will continue to be consolidated into the Group’s financial statements;
●	“last-mile delivery” are to the logistics service which involves the delivery of a package located in a warehouse to an end-consumer;
●	“loan book business” are to the business of offering small credit products to consumers the Group historically operated;
●	“RMB” or “Renminbi” are to the legal currency of China;
●	“small credit products” are to cash or merchandise credit products that are less than RMB5,000 in amount;
●	“Subsidiary” are to an entity controlled by High Templar Tech Limited and consolidated with High Templar Tech Limited’s results of operations due to High Templar Tech Limited’s equity interest in such entity, instead of contractual arrangements; for avoidance of doubt, the Group VIEs are not subsidiaries of High Templar Tech Limited;
●	“transaction services business” are to the Group’s business of offering loan recommendation and referral services to third-party financial service providers; the Group assumes no credit risk for the transactions facilitated under the transaction services business; the Group ceased its transaction services business in the third quarter of 2021;
●	“US$,” “U.S. dollars,” or “dollars” are to the legal currency of the United States; and
●	“we,” “us,” “our company” and “our” are to High Templar Tech Limited and/or its subsidiaries, as the context requires.

The translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.9931 to US$1.00, the exchange rates set forth in the H. 10 statistical release of the Federal Reserve Board on December 31, 2025. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On March 31, 2026, the noon buying rate for Renminbi was RMB6.8980 to US$1.00.

Our ADSs are listed on the NYSE under the Company’s name “High Templar Tech Limited,” and its ticker symbol “HTT”. Before December 22, 2025, our ADSs were listed on the NYSE under the Company’s former name “Qudian Inc.” and its former ticker symbol “QD”.

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

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.KEY INFORMATION

Contractual Arrangements with the Group VIEs and Their Shareholders

High Templar Tech Limited is a Cayman Islands holding company, and a substantial portion of the Group’s assets are held through contractual arrangements with the Group VIEs. Investors in our ADSs and Class A ordinary shares do not hold equity interest in the Group’s operating entities in China, but instead hold equity interest in High Templar Tech Limited. As used in this annual report, “we,” “us,” “our company” or “our” refers to High Templar Tech Limited and/or its subsidiaries, and “the Group” refers to High Templar Tech Limited, the Group VIEs and their respective subsidiaries.

Under the PRC laws and regulations, the operations of Internet content providers in the PRC are subject to foreign investment restrictions and license requirements. Therefore, we operate such businesses in China through the Group VIEs. As of December 31, 2025, the Group VIEs are (i) Xiamen Quxianxiang and (ii) Xiamen Lexiang. On January 5, 2026, Qufenqi (Shanghai) Information Technology Co., Ltd., or Shanghai Qufenqi (formerly known as Qufenqi (Ganzhou) Information Technology Co., Ltd., or Ganzhou Qufenqi)) obtained direct equity control over Xiamen Lexiang. As a result of this transaction, Xiamen Lexiang ceased to be a Group VIE and is now considered a Subsidiary of the Company. We have entered into a series of contractual arrangements with each of the Group VIEs and the respective shareholders of the Group VIEs, including (i) power of attorney agreements and equity interest pledge agreements, which provide us with the power to direct the activities that most significantly impact the economic performance of the Group VIEs; (ii) exclusive business cooperation agreements, which allow us to receive substantially all of the economic benefits from the Group VIEs; and (iii) exclusive call option agreements, which provide us with exclusive options to purchase all or part of the equity interests in or all or part of the assets of or inject registered capital into the Group VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, we are the primary beneficiary of the Group VIEs for accounting purposes. We have consolidated their financial results in the Group’s consolidated financial statements. However, we do not own any equity interest in the Group VIEs.

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

PRC Permissions and Approvals

The Group has received all material permissions that are, or may be, required for its operations in China, and no material permission has been denied from the Group by relevant authorities in China. See “Item 4. Information on the Company⸺B. Business Overview-Licenses and Permissions Requirements.” However, the Group is subject to risks relating to the regulatory environment in China. See “Item 3. Key Information⸺D. Risk Factors⸺Risks Related to Doing Business in China⸺There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations. In addition, rules and regulations in China may be amended, supplemented or interpreted from time to time.”

Furthermore, the PRC authorities have recently promulgated new or proposed laws and regulations to further regulate securities offerings that are conducted overseas by China-based issuers. For more detailed information, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Related to M&A and Overseas Listings”. According to these new laws and regulations and the draft laws and regulations if enacted in their current forms, in connection with our future offshore offering activities, we may be required to fulfill filing, reporting procedures with or obtain approval from the China Securities Regulatory Commission, and may be required to go through cybersecurity review by the PRC authorities. However, we cannot assure you that we can obtain the required approval or accomplish the required filing or other regulatory procedures in a timely manner, or at all. See “Item 3. Key Information⸺D. Risks Factors⸺Risks Related to Doing Business in China⸺The approval or filing requirement of the China Securities Regulatory Commission, or the CSRC, may be required in connection with any future offering we may conduct, and, if required, we cannot predict whether we will be able to obtain such approval or complete such filings” and “Item 3. Key Information⸺D. Risks Factors⸺Risks Related to Doing Business in China⸺The greater oversight by the Cyberspace Administration of China, or the CAC, over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering.”

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

For the years ended December 31, 2023, 2024 and 2025, our company provided capital contribution of RMB184.0 million, nil and nil to our subsidiaries, respectively. For the years ended December 31, 2023, 2024 and 2025, the Group VIEs provided loans of nil, nil and RMB48.6 million (US$6.9 million), respectively, to our subsidiaries, and received repayments of nil, nil and nil, respectively. For the years ended December 31, 2023, 2024 and 2025, our subsidiaries provided loans of RMB5.9 million, nil and RMB0.2 million (US$0.02 million), respectively, to the Group VIEs, and received repayments of RMB43.3 million, nil and nil, respectively.

With respect to other intercompany transactions related to operating activities, our company received cash from our subsidiaries amounted to RMB180.6 million, RMB307.6 million and RMB208.5 million (US$29.8 million) for the years ended December 31, 2023, 2024 and 2025, respectively, and paid cash to our subsidiaries amounted to RMB554.1 million, RMB41.0 million and RMB1.5 million (US$0.2 million) for the years ended December 31, 2023, 2024 and 2025, respectively. The Group VIEs received cash from our subsidiaries amounted to RMB200.8 million, RMB422.7 million and RMB1,013.3 million (US$144.9 million) for the years ended December 31, 2023, 2024 and 2025, respectively, and repaid cash to our subsidiaries amounted to RMB2.0 million, RMB520.3 million and RMB41.1 million (US$5.9 million) for the years ended December 31, 2023, 2024 and 2025, respectively. The Group VIEs received cash from our company amounted to nil, nil and nil for the years ended December 31, 2023, 2024 and 2025, respectively, and repaid cash to our company amounted to nil, nil and nil for the years ended December 31, 2023, 2024 and 2025, respectively.

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

Financial Schedules Related to the Group VIEs

The tables set forth below the condensed consolidated schedule depicting the results of operations, the financial position and cash flows that disclose the financial information for High Templar Tech Limited, or the Parent Company, the financial information for the subsidiaries of the Parent Company that are not the Group VIEs, the financial information for the Group VIEs, the eliminating adjustments between our Company and the Group VIEs and the consolidated results.

Condensed Consolidated Schedule of Results of Operation

	For the year ended December 31,
	2023					2024					2025
	Parent Company	Subsidiaries of Parent Company	Group VIEs	Elimination	Consolidated	Parent Company	Subsidiaries of Parent Company	Group VIEs	Elimination	Consolidated	Parent Company	Subsidiaries of Parent Company	Group VIEs	Elimination	Consolidated

	(RMB in thousands)					(RMB in thousands)					(RMB in thousands)
Third-party revenues	—	105,226	47,771	(26,659)	126,338	—	216,428	—	—	216,428	—	38,050	2,914	—	40,964
Intra-Group revenues(1)	—	—	—	—	—	—	—	—	—	—	—	64,925	—	(64,925)	—
Total revenues	—	105,226	47,771	(26,659)	126,338	—	216,428	—	—	216,428	—	102,975	2,914	(64,925)	40,964
Third-party costs and expenses	(24,006)	(285,797)	(204,295)	28,836	(485,262)	(43,039)	(467,191)	(33,948)	2,258	(541,920)	(32,362)	(214,678)	(136,306)	—	(383,346)
Intra-Group costs and expenses(1)	—	(3,131)	(1)	3,132	—	—	—	—	—	—	—	(44,800)	(64,925)	109,725	—
Other operating incomes/(expenses)	—	930	26,932	53	27,915	—	384,566	(367,222)	—	17,344	—	(50,426)	(5,594)	—	(56,020)
Total costs and expenses	(24,006)	(287,998)	(177,364)	32,021	(457,347)	(43,039)	(82,625)	(401,170)	2,258	(524,576)	(32,362)	(309,904)	(206,825)	109,725	(439,366)
Operating gain/(loss)	(24,006)	(182,772)	(129,593)	5,362	(331,009)	(43,039)	133,803	(401,170)	2,258	(308,148)	(32,362)	(206,929)	(203,911)	44,800	(398,402)
Income/(loss) from non-operations	132,769	(57,965)	300,701	(5,362)	370,143	234,930	212,431	(47,482)	—	399,879	448,224	450,238	483,872	(275,305)	1,107,029
Share of gain/(loss) in subsidiaries	(244,412)	—	—	244,412	—	346,234	—	—	(346,234)	—	12,806	—	—	(12,806)	—
Contractual interests in VIEs and VIEs’ subsidiaries(3)	174,783	—	—	(174,783)	—	(446,394)	—	—	446,394	—	279,959	—	—	(279,959)	—
Net income/(loss)	39,134	(240,737)	171,108	69,629	39,134	91,731	346,234	(448,652)	102,418	91,731	708,627	243,309	279,961	(523,270)	708,627

Condensed Consolidated Schedule of Balance Sheets

	For the year ended December 31,
	2023					2024					2025
	Parent Company	Subsidiaries of Parent Company	Group VIEs	Elimination	Consolidated	Parent Company	Subsidiaries of Parent Company	Group VIEs	Elimination	Consolidated	Parent Company	Subsidiaries of Parent Company	Group VIEs	Elimination	Consolidated

	(RMB in thousands)					(RMB in thousands)					(RMB in thousands)
Cash and cash equivalents	413,318	1,942,756	4,851,270	—	7,207,344	305,194	1,770,124	2,187,994	—	4,263,312	1,792,785	2,273,129	1,466,462	—	5,532,376
Restricted cash	—	55,795	3,640	—	59,435	—	38,187	743,000	—	781,187	—	36,574	1,487,084	—	1,523,658
Total current assets	492,127	2,981,889	6,682,050	3,880	10,159,946	1,383,409	4,658,544	4,093,690	3,879	10,139,522	2,367,150	4,668,695	5,099,442	(743,069)	11,392,218
Investments in subsidiaries(2)	10,520,531	—	—	(10,520,531)	—	10,211,097	—	—	(10,211,097)	—	10,483,509	—	—	(10,483,509)	—
Total non-current assets	—	2,136,690	365,558	(179,998)	2,322,250	—	2,200,737	2,623,968	(2,500,000)	2,324,705	—	1,864,102	1,880,476	(1,523,885)	2,220,693
Amounts due from High Templar Tech Limited	—	—	3,880	(3,880)	—	—	—	3,880	(3,880)	—	—	91,294	—	(91,294)	—
Amounts due from subsidiaries	687,538	—	1,112,061	(1,799,599)	—	440,260	—	488,678	(928,938)	—	320,664	—	529,739	(850,403)	—
Amounts due from VIEs and VIEs’ subsidiaries	—	344,028	—	(344,028)	—	—	7,116	—	(7,116)	—	—	13,306	—	(13,306)	—
Amounts due from group companies	687,538	344,028	1,115,941	(2,147,507)	—	440,260	7,116	492,558	(939,934)	—	320,664	104,600	529,739	(955,003)	—
Total assets	11,700,196	5,462,607	8,163,549	(12,844,156)	12,482,196	12,034,766	6,866,397	7,210,216	(13,647,152)	12,464,227	13,171,323	6,637,397	7,509,657	(13,705,466)	13,612,911
Total current liabilities	8,365	559,248	130,226	56,647	754,486	739,456	372,724	1,190	10,722	1,124,092	1,448,425	1,245,384	43,005	(756,162)	1,980,652
Total non-current liabilities	—	39,720	39	—	39,759	—	48,706	—	—	48,706	—	655	—	—	655
Amounts due to High Templar Tech Limited	—	687,538	—	(687,538)	—	—	440,260	—	(440,260)	—	—	320,664	—	(320,664)	—
Amounts due to subsidiaries	—	—	344,028	(344,028)	—	—	—	7,116	(7,116)	—	91,294	—	13,306	(104,600)	—
Amounts due to VIEs and VIEs’ subsidiaries	3,880	1,112,061	—	(1,115,941)	—	3,880	488,678	—	(492,558)	—	—	529,739	—	(529,739)	—
Amounts due to group companies	3,880	1,799,599	344,028	(2,147,507)	—	3,880	928,938	7,116	(939,934)	—	91,294	850,403	13,306	(955,003)	—
Total liabilities	12,245	2,398,567	474,293	(2,090,860)	794,245	743,336	1,350,368	8,306	(929,212)	1,172,798	1,539,719	2,096,442	56,311	(1,711,165)	1,981,307

Condensed Consolidated Schedule of Cash Flows

	For the year ended December 31,
	2023					2024					2025
	Parent Company	Subsidiaries of Parent Company	Group VIEs	Elimination	Consolidated	Parent Company	Subsidiaries of Parent Company	Group VIEs	Elimination	Consolidated	Parent Company	Subsidiaries of Parent Company	Group VIEs	Elimination	Consolidated

	(RMB in thousands)					(RMB in thousands)					(RMB in thousands)
Cash flows generated from/(used in) operating activities	256,324	(862,595)	1,132,978	(174,687)	352,020	191,117	936,222	(1,349,176)	110,837	(111,000)	316,015	255,672	(122,543)	237,914	687,058
Cash flows (used in)/generated from investing activities	29,181	2,685,750	1,449,584	(269,071)	3,895,444	(523,284)	(1,128,141)	(561,586)	(131,356)	(2,344,367)	822,761	1,081,389	173,361	(1,232,073)	845,438
Cash flows generated from/(used in) financing activities	(420,660)	(180,631)	(111,291)	146,610	(565,972)	186,844	208,955	(156,112)	(52,843)	186,844	415,494	(859,900)	—	1,000,000	555,594
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(10,900)	(44,692)	(229,017)	297,148	12,539	37,199	(207,275)	142,957	73,362	46,243	(66,678)	24,231	(28,266)	(5,841)	(76,554)
Net increase/(decrease) in cash, cash equivalents and restricted cash	(146,055)	1,597,832	2,242,254	—	3,694,031	(108,124)	(190,239)	(1,923,917)	—	(2,222,280)	1,487,592	501,392	22,552	—	2,011,536

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

Risks Related to Our Business and Industry

●	We intend to continue to explore new business opportunities, and such new businesses may not deliver the expected benefits.
●	The Group’s international operations are subject to a variety of legal, regulatory, political and economic risks.
●	If the Group fails to cost-effectively attract new customers to use its services, or to maintain relationships with existing customers, its business and results of operations could be adversely affected.
●	The Group is subject to stringent and changing privacy laws, regulations and standards as well as contractual obligations related to data privacy and security. The Group’s actual or perceived failure to comply with such obligations could harm its reputation, subject it to significant fines and liability, or otherwise adversely affect its business or prospects.
●	The Group historically operated its credit business, and it may be subject to penalties or administrative actions if the relevant regulatory authorities considered the Group’s past practice relating to its credit business to be not compliant with the relevant laws and regulations.
●	From time to time the Group may evaluate and potentially consummate strategic investments or acquisitions, which could require significant management attention, disrupt its business and materially and adversely affect its financial results.

Risks Related to Our Corporate Structure

●	If the PRC government deems that the contractual arrangements in relation to the Group VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.
●	Our contractual arrangements with the Group VIEs may result in adverse tax consequences to the Group.
●	We rely on contractual arrangements with the Group VIEs and their shareholders to operate the our business, which may be less effective than direct ownership in providing operational control and otherwise have a material adverse effect than to our business.

●	The shareholders of the Group VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.
●	Our corporate actions will be substantially controlled by our founder, chairman and chief executive officer, Mr. Min Luo, who will have the ability to control or exert significant influence over important corporate matters that require approval of shareholders, which may deprive you of an opportunity to receive a premium for your ADSs and materially reduce the value of your investment.

Risks Related to Doing Business in China

●	Changes in the political and economic policies of the PRC government may materially and adversely affect the Group’s business, financial condition and results of operations and may result in the Group’s inability to sustain its growth and expansion strategies.
●	There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations. In addition, rules and regulations in China may be amended, supplemented or interpreted from time to time.
●	The PCAOB had historically been unable to inspect our former auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our former auditor in the past has deprived our investors with the benefits of such inspections.
●	If the PCAOB determines that it is unable to inspect or investigate completely our auditor at any point in the future, our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, as amended, or the HFCA Act, and any such trading prohibition on our ADSs or threat thereof may materially and adversely affect the price of our ADSs and value of your investment.
●	The opinions on supervision of illegal securities activities issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council may subject us to additional compliance requirements in the future.
●	The approval or filing requirement of the China Securities Regulatory Commission, or the CSRC, may be required in connection with any future offering we may conduct, and, if required, we cannot predict whether we will be able to obtain such approval or complete such filings.
●	PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.
●	Any failure to comply with PRC regulations regarding our employee share incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.
●	We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements.

Risks Related to Our Ordinary Shares and ADSs

●	The trading price of our ADSs may be volatile, which could result in substantial losses to you.
●	If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline.
●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ADSs for return on your investment.

Risks Related to Our Business and Industry

We intend to continue to explore new business opportunities, and such new businesses may not deliver the expected benefits.

The Group has been exploring new business opportunities. If the Group experiences initial success with a new business, it may decide to invest significant amounts of capital to grow the business. However, we cannot assure you that the Group’s new business initiatives will be successful. For example, the Group is in the process of winding down its last-mile delivery business. Historically, the Group has invested in business across e-commerce, food and logistics sectors. However, the Group had completely wound down its Wanlimu Kids Clubs business in March 2023 and completely wound down the Wanlimu e-commerce platform in April 2024. The Group had also wound down its QD Food business in the second quarter of 2023. The Group may make significant capital expenditures to develop new businesses, and our management’s attention may be diverted. The Group may also incur significant cost to comply with the laws and regulations that apply to such new businesses. Any failure of the Group’s efforts to pursue new business opportunities could have a material adverse effect on the Group’s business, prospects, financial condition and results of operations. In addition, if the Group is unable to identity suitable new business opportunity to pursue, the Group may not be able to continue its business.

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

The Group currently has one warehouse in Australia. In addition, the Group is also exploring new business opportunities internationally. In certain international markets, the Group has relatively little operating experience and may not benefit from any first-to-market advantages. It is costly to establish, develop, expand, and maintain international operations, and promote the Group’s brand internationally. The Group’s international operations may not become profitable on a sustained basis.

In addition, the Group’s international operations are subject to a number of risks, including:

●	local economic, inflation and political conditions and the popularity of e-commerce;
●	government regulation (such as regulation of our service offerings and of competition);
●	restrictive governmental actions (such as trade protection measures, including export duties and quotas and custom duties and tariffs), nationalization, and restrictions on foreign ownership;
●	business licensing or certification requirements;
●	limitations on the repatriation and investment of funds and foreign currency exchange restrictions;
●	limited logistics and technology infrastructure;
●	potential impacts of pandemics on the Group’s business operations and the economy globally;
●	shorter payable and longer receivable cycles and the resultant negative impact on cash flow;
●	laws and regulations regarding consumer and data protection, privacy, cybersecurity, encryption, payments, advertising, and restrictions on pricing or discounts;

●	lower levels of use of the Internet;
●	lower levels of consumer spending and fewer opportunities for growth;
●	difficulty in staffing, developing, and managing foreign operations as a result of distance, language, and cultural differences;
●	different employee/employer relationships and the existence of works councils and labor unions;
●	differing labor regulations where labor laws may be more advantageous to employees;
●	compliance with the U.S. Foreign Corrupt Practices Act and other applicable U.S. and foreign laws prohibiting corrupt payments to government officials and other third parties;
●	laws and policies of the jurisdictions where the Group operates affecting trade, foreign investment, loans, and taxes; and
●	geopolitical events, including pandemic, war and terrorism.

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

The Group’s quarterly or semi-annual results may fluctuate significantly and may not fully reflect the underlying performance of the Group’s business.

The Group’s quarterly or semi-annual results of operations, including the levels of the Group’s total revenues, cost of revenues and operating expenses, net income/(loss) and other key metrics, may vary significantly in the future due to a variety of factors, some of which are outside of our control, and period-to-period comparisons of the Group’s operating results may not be meaningful, especially given the Group’s limited operating history. Accordingly, the results for any one quarter are not necessarily an indication of future performance. Fluctuations in quarterly or semi-annual results may adversely affect the price of our ADSs. Factors that may cause fluctuations in the Group’s quarterly financial results include:

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

In the event of a system outage and physical data loss, the Group’s ability to provide services and products would be materially and adversely affected. The satisfactory performance, reliability and availability of the Group’s technology and its underlying network infrastructure are critical to the Group’s operations, customer service, reputation and the Group’s ability to attract new and retain existing customers. The Group’s information technology systems infrastructure is currently deployed and the Group’s data is currently maintained primarily on customized cloud computing services in China. The Group’s operations depend on the service providers’ ability to protect theirs and the Group’s systems in its facilities against damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or attempts to harm the Group’s systems, criminal acts and similar events. Since the launch of the Group’s business, the Group had experienced the system outage during the holiday seasons in China due to competition for available cloud computing services provided by the Group’s service providers and we cannot assure you that such incidents will not occur in the future. Moreover, if the Group’s arrangements with these service providers are terminated or if there is a lapse of service or damage to their facilities, the Group could experience interruptions in its service.

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

In the preparation of this annual report, our management concluded that our internal control over financial reporting was effective as of December 31, 2025. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting” Our independent registered public accounting firm has issued a report, which has concluded that we maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025.

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

We may continue to repurchase our Class A ordinary shares, and such repurchases may be at prices that exceed the trading price of our ADSs. We cannot guarantee that our share repurchase program will enhance long-term shareholder value, and it may fail to deliver the intended benefits.

In January 2020, we announced a share repurchase program, under which we may repurchase up to US$500 million worth of our issued and outstanding ADSs/or ordinary shares over a period of 30 months. In June 2022, we announced a new share repurchase program, under which we may repurchase up to US$200 million worth of our issued and outstanding ADSs/or Class A ordinary shares over a period of 24 months. In March 2024, we announced another share repurchase program, under which we may repurchase up to US$300 million worth of our issued and outstanding (i) ADSs and/or (ii) Class A ordinary shares over a period of 36 months starting from June 13, 2024. Under this new share repurchase program, we are authorized to repurchase our ADSs and/or Class A ordinary shares from time to time through open market transactions at prevailing market prices, privately negotiated transactions, block trades or any combination thereof. Our management is authorized to determine the terms and conditions relating to the program, including, among others, the quantity, timing, price and purpose of share repurchases.

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

Political tensions between the United States and China have escalated in recent years due to, among other things, the trade war between the two countries since 2018, the COVID-19 outbreak, the PRC National People’s Congress’ passage of Hong Kong national security legislation, the imposition of U.S. sanctions on certain Chinese officials from China’s central government and the Hong Kong Special Administrative Region by the U.S. government, and the imposition of sanctions on certain individuals from the U.S. by the Chinese government, various executive orders issued by U.S. President Donald J. Trump, such as the executive order issued in November 2020 that prohibits U.S. persons from transacting publicly traded securities of certain “Communist Chinese military companies” named in such executive order, as well as the Rules on Counteracting Unjustified Extra-territorial Application of Foreign Legislation and Other Measures promulgated by the MOFCOM on January 9, 2021, which apply to Chinese individuals or entities that are purportedly barred by a foreign country’s law from dealing with nationals or entities of a third country. Since October 2022, the U.S. government implemented a series of comprehensive export controls to restrict the export of advanced semiconductors and the associated software, technology and equipment required to manufacture them to China. In addition, the United States in recent years has placed an increasing number of Chinese entities on the Entity List and other restricted or prohibited parties lists, and has imposed complex and restrictive rules applicable to doing business with such listed entities. On September 29, 2025, the U.S. Department of Commerce’s Bureau of Industry and Security, or the BIS, issued a new interim final rule that expands the scope of U.S. export restrictions to non-U.S. entities directly or indirectly owned 50 percent or more, individually or in aggregate, by parties designated on the Entity List, the Military End User List, or by Specially Designated Nationals blocked under certain sanctions programs of the Office of Foreign Assets Control of the United States identified in the Export Administration Regulations. While this interim final rule will be suspended until November 9, 2026, the United States and other countries may impose other and more expansive export control-related restrictions targeting China and China-based companies, including us, in the future.

Starting from February 2025, the U.S. government imposed a series of tariff increases on imports from China. In response to the multiple rounds of tariff increases by the U.S. government, China also announced several rounds of retaliatory tariffs on goods imported from the U.S. On November 1, 2025, the two countries reached a one-year agreement to de-escalate trade tensions. On February 20, 2026, the U.S. Supreme Court ruled that the President lacked authority to impose tariffs under the International Economic Emergency Powers Act. The reciprocal tariffs and so-called “fentanyl tariffs” imposed on goods imported from China are thus void ab initio. In response to the court’s ruling, the Trump Administration announced a 10% global tariff under Section 122 of the Trade Act, effective February 24, 2026. The Trump Administration may seek to impose additional tariffs under other statutory authorities, including Section 301, when the Section 122 tariffs lapse. Rising political tensions between China and the U.S. could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. The measures taken by the U.S. and Chinese governments may have the effect of restricting the Group’s ability to transact or otherwise do business with entities within or outside of China and may cause investors to lose confidence in Chinese companies and counterparties, including us. If the Group is unable to conduct its business as it is currently conducted as a result of such regulatory changes, the Group’s business, results of operations and financial condition would be materially and adversely affected.

Separately, we may also be subject to review and enforcement under domestic and foreign laws that screen foreign investment and acquisitions. For example, on October 28, 2024, the U.S. Treasury Department issued a final rule (the “Outbound Investment Rule”) to implement Executive Order 14105, “Addressing United States Investments in Certain National Security Technologies and Products in Countries of Concern”, which established a new national security regulatory framework to regulate certain outbound investments from the United States in certain sensitive industry sectors in the People’s Republic of China, including Hong Kong and Macau. The Outbound Investment Rule took effect on January 2, 2025 and restricts U.S. persons’ certain direct and indirect investment into companies with specified connections to China that engage in specified “covered activities” within three areas of technology: semiconductors and microelectronics, quantum information technologies, and artificial intelligence systems (collectively, “covered foreign persons”). The Outbound Investment Rule is new, and there is substantial uncertainty as to how this regulation will be interpreted, applied or enforced. It is also likely that the U.S. government may expand the sectors and technologies subject to the Outbound Investment Rule or adopt additional laws or regulations to further restrict outbound investment from the United States to or relating to China. Notably, President Trump issued the America First Investment Policy Memorandum on February 21, 2025, which proposes to further expand the set of technologies of concern. Subsequently on December 18, 2025, President Trump signed into law the Comprehensive Outbound Investment National Security Act of 2025 (“COINS Act”). The COINS Act largely codifies the core of the current Outbound Investment Rule while making certain modifications, including the addition of “hypersonic systems” and “high-performance computing and supercomputing” sectors. Before the U.S. Treasury Department issues implementing regulations, the current Outbound Investment Rule remains effective. These rules may limit our ability to engage in certain kinds of business operations or to raise capital from U.S. and other sources.

Furthermore, there were media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets, and delisting China-based companies from U.S. national securities exchanges. In January 2021, after reversing its own delisting decision, the NYSE ultimately resolved to delist China Mobile, China Unicom and China Telecom in compliance with the executive order issued in November 2020, after receiving additional guidance from the U.S. Department of Treasury and its Office of Foreign Assets Control. The three companies were subsequently delisted from the NYSE in 2021. These delistings have introduced greater confusion and uncertainty about the status and prospects of Chinese companies listed on the U.S. stock exchanges. On April 9, 2025, amid the escalation of trade war between the U.S. and China, the U.S. Secretary of the State, Scott Bessent, indicated the possibility of delisting U.S.-listed China-based issuers. If any further such deliberations were to materialize, it may have a material and adverse impact on the stock performance of China-based issuers listed in the United States such as us, and we cannot assure you that we will always be able to maintain the listing of our ADSs on a national stock exchange in the U.S., such as the NYSE or the Nasdaq Stock Market, or that you will always be allowed to trade our ADSs.

A severe or prolonged downturn in the Chinese or global economy could affect consumers’ willingness to seek services or products provided by the Group, which could materially and adversely affect the Group’s business and financial condition.

Any prolonged slowdown in the Chinese or global economy may have a negative impact on the Group’s business, results of operations and financial condition. In particular, general economic factors and conditions in China or worldwide may affect consumers’ willingness to seek services or products provided by the Group. Economic conditions in China are sensitive to global economic conditions. For example, the COVID-19 pandemic has resulted in declines in economic activities in China and other parts of the world and raised concerns about the prospects of the global economy. In addition, there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. Geopolitical conflicts such as the Russia-Ukraine war, the Israel-Hamas war, and the Israel/United States - Iran war have resulted in volatility in financial and other markets and may cause consumers to reassess their spending choices and affect their willingness to seek our services or products. There have also been concerns about the economic effect of the tensions in the relationship between China and surrounding Asian countries, as well as trade tensions between China and the United States. See “⸺ We could be adversely affected by political tensions between the United States and China” for further details. If present Chinese and global economic uncertainties persist, the Group may have difficulty in exploring new business opportunities. Adverse economic conditions could also reduce the number of consumers seeking services or products from the Group. Should any of these situations occur, the Group’s business and financial condition will be negatively impacted. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

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

Because we are an exempted company incorporated in the Cayman Islands, we are classified as a foreign enterprise under PRC laws and regulations, and our wholly-owned PRC subsidiary, Qufenqi (Shanghai) Information Technology Co., Ltd., or Shanghai Qufenqi (formerly known as Qufenqi (Ganzhou) Information Technology Co., Ltd., or Ganzhou Qufenqi), is a foreign-invested enterprise, or FIE. To comply with PRC laws and regulations, we conduct our business, including the provision of VATS, in China through the Group VIEs and their affiliates. Investors in our ADSs may never hold equity interests in these PRC operating companies. As of December 31, 2025, Shanghai Qufenqi has entered into a series of contractual arrangements with the applicable Group VIEs and their shareholders. In addition, pursuant to the resolutions of all shareholders of High Templar Tech Limited and the resolutions of the board of directors of High Templar Tech Limited, the board of directors of High Templar Tech Limited or any officer authorized by such board shall cause Shanghai Qufenqi to exercise its rights under the applicable power of attorney agreements entered into among Shanghai Qufenqi, the applicable Group VIEs and the nominee shareholders of the applicable Group VIEs and the rights of Shanghai Qufenqi under the applicable exclusive call option agreements between Shanghai Qufenqi and the applicable Group VIEs. As a result of these resolutions and the provision of unlimited financial support from the Company to each of the Group VIEs, High Templar Tech Limited has been determined to be most closely associated with each of the Group VIEs within the group of related parties and was considered to be the primary beneficiary of each of the Group VIEs and its subsidiaries for accounting purposes.

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

High Templar Tech Limited. is not a Chinese operating company but a Cayman Islands holding company with operations primarily conducted through contractual arrangements with certain variable interest entities, or the Group VIEs, based in China. For a description of these contractual arrangements, see “Item 4. Information on the Company⸺B. Business Overview⸺Overview⸺Our Contractual Arrangements with the Group VIEs and Their Shareholders.” A significant portion of the Group’s assets are held by the Group VIEs. These contractual arrangements may be less effective than direct ownership in providing us with control over the Group VIEs. Investors in our ADSs are not purchasing equity interest in the Group’s operating entities in China, but instead are purchasing an equity interest in High Templar Tech Limited, a Cayman Islands holding company. The Group VIEs are consolidated with our results of operations for accounting purposes. However, we do not own a majority equity interest in the Group VIEs. Furthermore, High Templar Tech Limited, as our holding company, does not conduct operating activities. If the Group VIEs or their shareholders fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by the Group VIEs is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in the Group VIEs, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. However, these contracts have not been tested in the PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing these contractual arrangements, it would be very difficult to have the power to direct the activities that most significantly impact the economic performance of and provide us with economic benefits of the Group VIEs, and our ability to conduct our business and our financial condition and results of operations may be materially and adversely affected. See “⸺Risks Related to Doing Business in China⸺There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations. In addition, rules and regulations in China may be amended, supplemented or interpreted from time to time.”

Xiamen Lexiang was a Group VIE historically until January 2026. On January 5, 2026, Shanghai Qufenqi obtained direct equity control over Xiamen Lexiang. As a result of this transaction, Xiamen Lexiang ceased to be a Group VIE and is now considered a Subsidiary of the Company.

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

Mr. Min Luo, our founder, chairman of the board and chief executive officer, beneficially owns 2,836,200 Class A ordinary shares and all the Class B ordinary shares issued and outstanding, representing 87.8% of our aggregate voting power as of March 31, 2026. As a result, Mr. Min Luo has the ability to control or exert significant influence over important corporate matters, investors may be prevented from affecting important corporate matters involving our company that require approval of shareholders, including:

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

There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations. In addition, rules and regulations in China may be amended, supplemented or interpreted from time to time.

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

In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, the PRC legal system continues to develop, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the nonbinding nature of such decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

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

On February 17, 2023, the China Securities Regulatory Commission, or the CSRC, released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), and several supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC. See “Regulations⸺Regulation Related to M&A and Overseas Listings.” However, since the Trial Measures was relatively new, its interpretation, application and enforcement remain unclear. If we engage in any future offerings, listing or any other capital raising activities in overseas markets, we may be required to comply with the filing procedure with the CSRC under the Trial Measures, and it is uncertain whether we could complete the filing procedure in a timely manner, or at all. Any failure to complete such filings may subject us to regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from offering of securities overseas into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our ordinary shares or ADSs.

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

The M&A Rules promulgated by six PRC regulatory agencies on August 8, 2006 established new procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. On February 3, 2011, the General Office of the State Council promulgated the Notice on Launching the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Security Review Notice, which became effective on March 3, 2011. The M&A Security Review Notice provides for certain circumstances under which foreign investors’ acquisition of domestic enterprises shall be subject to the security review of the PRC governments. The security review assesses such acquisition’s impact on national security, stable operation of national economy, basic living of the people, and R&D capacity for key technologies related to national security. On August 25, 2011, the Ministry of Commerce of PRC promulgated the Regulation of Ministry of Commerce on Implementation of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Security Review Regulation, which became effective on September 1, 2011. The M&A Security Review Regulation stipulates the requirements of application documents and security review procedures of the Ministry of Commerce. In the future, we may grow the Group’s business in part by acquiring complementary businesses. Complying with the requirements of the M&A Rules, the M&A Security Review Notice and the M&A Security Review Regulation to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce or its provincial affiliates, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand the Group’s business or maintain the Group’s market share.

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

The PCAOB had historically been unable to inspect our former auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our former auditor in the past has deprived our investors with the benefits of such inspections.

Our former auditor, Ernst & Young Hua Ming LLP, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. Our former auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct complete inspections of auditors in China before 2022 may have made it more difficult to evaluate the effectiveness of our former auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

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

Following the Statement of Protocol signed between the PCAOB and the China Securities Regulatory Commission and the Ministry of Finance of the PRC in August 2022 and the on-site inspections and investigations conducted by the PCAOB staff in Hong Kong from September to November 2022, the PCAOB Board voted in December 2022 to vacate the previous 2021 determinations, and as a result, our former auditor, Ernst & Young Hua Ming LLP, is no longer a registered public accounting firm that the PCAOB is unable to inspect or investigate completely as of the date of this annual report or at the time of issuance of the audit report included herein. As such, we do not expect to be identified as an SEC-identified issuer in 2026. Our current auditor, Marcum Asia CPAs LLP, or Marcum Asia, the independent registered public accounting firm that issued the audit report included elsewhere in this annual report, has been subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Marcum Asia, has been inspected by the PCAOB on a regular basis. Marcum Asia is not subject to the determinations announced by the PCAOB in December 2021. However, the PCAOB may change its determinations under the HFCA Act at any point in the future. We cannot assure you that the PCAOB will always have complete access to inspect and investigate our auditor, or that we will not be identified as an SEC-identified issuer again in the future.

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

Additional remedial measures could be imposed on certain PRC-based accounting firms, including our former independent registered public accounting firm, in administrative proceedings instituted by the SEC, as a result of which our financial statements may be determined to not be in compliance with the requirements of the Exchange Act, if at all.

In December 2012, the SEC brought administrative proceedings against the PRC-based “big four” accounting firms, including the former auditors of our audit report in this annual report, alleging that they had violated U.S. securities laws by failing to provide audit work papers and other documents related to certain other PRC-based companies under investigation by the SEC. On January 22, 2014, an initial administrative law decision was issued, censuring and suspending these accounting firms from practicing before the SEC for a period of six months. The decision was neither final nor legally effective until reviewed and approved by the SEC, and on February 12, 2014, the PRC-based accounting firms appealed to the SEC against this decision. In February 2015, each of the four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement required the firms to follow detailed procedures to seek to provide the SEC with access to such firms’ audit documents via the CSRC. If the firms did not follow these procedures or if there is a failure in the process between the SEC and the CSRC, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings. Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice for four years after entry of the settlement. The four-year mark occurred on February 6, 2019.

Pursuant to the HFCA Act, the PCAOB issued a report on December 16, 2021 notifying the SEC of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong, including the four PRC-based accounting firms. Although the PCAOB Board voted in December 2022 to vacate its previous determination following the Statement of Protocol signed between the PCAOB and the China Securities Regulatory Commission and the Ministry of Finance of the PRC in August 2022 and the on-site inspections and investigations conducted by the PCAOB staff in Hong Kong, we cannot assure you that the PCAOB will always have complete access to inspect and investigate the four PRC-based accounting firms. See “—If the PCAOB determines that it is unable to inspect or investigate completely our former auditor at any point in the future, our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, as amended, or the HFCA Act, and any such trading prohibition on our ADSs or threat thereof may materially and adversely affect the price of our ADSs and value of your investment.” In addition, the PCAOB announced on November 30, 2023 its settled disciplinary sanctions on three China-based accounting firms and four individuals of a total of US$7.9 million for (i) violation of integrity and personnel management elements of the PCAOB quality control standards by failing to detect or prevent extensive, improper answer sharing on tests for mandatory internal training courses and (ii) falsification of an audit report and failures to maintain independence from issuer client, and improperly adopted the work of another accounting firm as their own. The auditor of our audit report in this annual report is not included in the three China-based firms that were sanctioned. In the event that the PRC-based “big four” accounting firms become subject to additional legal challenges by the SEC or PCAOB, depending upon the final outcome, listed companies in the U.S. with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our Class A ordinary shares and/or our ADSs may be adversely affected.

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

PRC government authorities have promulgated laws and regulations to protect personal information from any abuse or unauthorized disclosure. In November 2016, the SCNPC promulgated the Cybersecurity Law of the People’s Republic of China, or the Cybersecurity Law, which took effect as of June 1, 2017 and was amended on October 28, 2025. The Cybersecurity Law is the first special law establishing the overall regulatory regime of personal information protection at the digital age. Since the Cybersecurity Law came into effect, a series of legislative and administrative actions in connection with personal information protection have been taken by the PRC government. The newly adopted legislature includes laws, judicial interpretations, national standards and governmental regulations related to personal information protection, while governmental agencies such as the Central Cyberspace Affairs Commission, the Ministry of Industry and Information Technology, the Ministry of Public Security, and the State Administration for Market Regulation have taken a series campaigns to enhance and tighten the supervision of collection, usage, storage and transfer practices of personal information by internet service providers. For instance, pursuant to the Order for the Protection of Telecommunication and Internet User Personal Information issued by the Ministry of Industry and Information Technology in July 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. Furthermore, the Information Security Technology-Personal Information Security Specification (GB/T 35273-2017), or the Specification, was issued by the General Administration of Quality Supervision, Inspection and Quarantine of the PRC and the Standardization Administration of the PRC, or the Standardization Administration, on December 29, 2017 and has been replaced by Information Security Technology Personal Information Security Specification (GB/T 35273-2020), or the 2020 Specification, issued by the State Administration for Market Regulation and the Standardization Administration jointly which took effect on October 1, 2020. Pursuant to the Specification, product and service providers should take technical and other necessary measures to ensure the safety of personal information, clearly demonstrate the purpose, approaches and scope of processing the personal information to the individual and acquire the authorization. In addition, according to the 2020 Specification, personal biometric information should be stored separately from personal identity information and in principle, the original personal biometric information should not be stored; besides, it further requires that main function of privacy policy is to disclose the scope and rules of personal information collection and use by the personal information controller, which should not be regarded as a contract signed by the subject of personal information. Furthermore, on August 20, 2021, the SCNPC, promulgated the Personal Information Protection Law of the PRC, or the Personal Information Protection Law, which took effect in November 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the Personal Information Protection Law provides, among others, that (i) an individual’s consent shall be obtained to use sensitive personal information, such as biometric characteristics and individual location tracking, (ii) personal information operators using sensitive personal information shall notify individuals of the necessity of such use and impact on the individual’s rights, and (iii) where personal information operators reject an individual’s request to exercise his or her rights, the individual may file a lawsuit with a People’s Court. In particular, in 2019, operators of hundreds of Apps, including many popular and well-known Apps such as Douyu, YY, Meituan and Alipay, have been consulted or ordered by government agencies to rectify their practices of personal information protection; since September 2019, the so-called “big data” companies have caught regulatory attentions for the suspect of illegal collection and abuse of personal information through internet crawling practices, while Hangzhou Moxie Data Technology Co., Ltd. and Shanghai Xinyan Artificial Intelligence Technology Co., Ltd. have even been officially investigated.

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

In addition to the above factors, the price and trading volume of our ADSs may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting the Group’s or its industry;

●	announcements of studies and reports relating to the quality of the Group’s product and service offerings or those of our competitors;
●	changes in the economic performance or market valuations of other competitors in the industry the Group operates in;
●	actual or anticipated fluctuations in the Group’s quarterly or semi-annual results of operations and changes or revisions of the Group’s expected results;
●	changes in financial estimates by securities research analysts;
●	conditions in the market which the Group operates in;
●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;
●	additions to or departures of our senior management;
●	fluctuations of exchange rates between the Renminbi and the U.S. dollar;
●	release or expiry of lock-up or other transfer restrictions on our outstanding shares or ADSs; and
●	sales or perceived potential sales of additional Class A ordinary shares or ADSs.

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline significantly. The total number of ordinary shares outstanding as of March 31, 2026 was 155,283,504, comprising 91,792,332 Class A ordinary shares and 63,491,172 Class B ordinary shares. All outstanding ADSs representing our Class A ordinary shares are freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. All of the other ordinary shares outstanding are available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

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

Holders of ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying Class A ordinary shares in accordance with the provisions of the deposit agreement. Under our second amended and restated articles of association, the minimum notice period required to convene a general meeting will be 10 clear days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your Class A ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but there can be no assurance that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

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

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act, Cap. 22 (Act 3 of 1961, as consolidated and revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. The Companies Act is modeled after that of England and Wales but does not follow recent statutory enactments in England. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders.

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

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish the Group’s results on a quarterly or semi-annual basis as press releases, distributed pursuant to the rules and regulations of the NYSE. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

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

Based on the composition and classification of the Group’s income and assets, we believe there is a significant risk that we were classified as a PFIC for United States federal income tax purposes for 2025. In addition, we may be classified as a PFIC for the current taxable year and future taxable years. Because the determination of whether we are a PFIC is made annually, it is possible that our PFIC status may change due to changes in the Group’s income or asset composition or changes in the value of the Group’s assets. For these purposes, the composition of the Group’s income and assets may be affected by how, and how quickly, the Group uses the cash and other liquid assets that it currently holds. In addition, our PFIC status for future taxable years will depend, in part, on the nature of any new business opportunities that we pursue, and whether the income and assets attributable to any such new business would be considered passive for purposes of the PFIC rules.

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

In September 2016, Ganzhou Qufenqi (subsequently renamed Shanghai Qufenqi) was incorporated as a wholly foreign owned entity in China. In November 2016, we incorporated Qudian Inc. (subsequently renamed High Templar Tech Limited) under the laws of the Cayman Islands as our offshore holding company. Subsequently, we established a wholly-owned subsidiary in the British Virgin Islands, QD Technologies Limited, in November 2016, and a wholly-owned subsidiary in Hong Kong, QD Data Limited, to be our intermediate holding company in December 2016, to facilitate our initial public offering in the United States. The entire equity interest of Shanghai Qufenqi was transferred from its former holding company to QD Data Limited. As a result of the restructuring in 2016, we hold equity interest in Shanghai Qufenqi through our current offshore structure. At the same time, Shanghai Qufenqi entered into a series of contractual arrangements with Xiamen Quxianxiang and its shareholders. In addition, pursuant to the resolutions of all shareholders of High Templar Tech Limited and the resolutions of the board of directors of High Templar Tech Limited, the board of directors of High Templar Tech Limited or any officer authorized by such board will cause Shanghai Qufenqi to exercise its rights under such contractual arrangements. As a result of these resolutions and the provision of unlimited financial support from the Company to Xiamen Quxianxiang, High Templar Tech Limited has been determined to be most closely associated with Xiamen Quxianxiang within the group of related parties and was considered to be the primary beneficiary of Xiamen Quxianxiang and its subsidiaries for accounting purposes. The establishment of the Group VIEs is not intended to, and will not, have an adverse impact on the rights of our ADS holders. For more information, see “Item 3. Key Information on the Company⸺D. Risk Factors-Risks Related to Our Corporate Structure⸺We rely on contractual arrangements with the Group VIEs and their shareholders to operate our business, which may be less effective than direct ownership in providing operational control and otherwise have a material adverse effect than to our business.”

Xiamen Lexiang was a Group VIE historically until January 2026. On January 5, 2026, Shanghai Qufenqi obtained direct equity control over Xiamen Lexiang. As a result of this transaction, Xiamen Lexiang ceased to be a Group VIE and is now considered a Subsidiary of the Company.

Xiamen Qudian was a VIE of the Company before June 30, 2023. On June 30, 2023, Xiamen Happy Time Technology Co., Ltd. entered into an investment agreement with Xiamen Qudian to obtain control over Xiamen Qudian. We continued to consolidate Xiamen Qudian in 2025 and we currently conduct business in China mainly through Xiamen Qudian and its subsidiaries.

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

In December 2025, the Company changed its name to “High Templar Tech Limited” and changed its stock ticker symbol to “HTT.” Our principal executive offices are located at No. 101, Meishe Road, Meilin Street, Tongan District, Xiamen, Fujian Province, China, People’s Republic of China, and our telephone number is +(86) 592-596-8208. Our website address is https://ir.hightemplar.com/. The information on our website does not form a part of this annual report. The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Our annual report and some of the other information submitted by us to the SEC may be accessed through this web site.

B.Business Overview

Overview

The Group historically focused on providing credit solutions to consumers. The Group has been exploring new business opportunities to promote long-term value for its shareholders.

In December 2022, the Group launched its last-mile delivery business under the name of “Fast Horse.” The business was initially launched on a trial basis and has gradually achieved meaningful scale in Australia during the second quarter of 2023. In 2025, the Group determined to discontinue this business and is currently in the process of winding down its operations. In addition, the Group launched its aircraft leasing business and started to lease its aircrafts to third parties in September 2023. As of March 31, 2026, the Group had two aircrafts. The aircraft leasing business is still at the initial stage and has not reached a meaningful scale as of the date of this annual report. The Group plans to continue developing this business.

The Group historically operated a loan book business in China, whereby the Group offered small credit products to consumers and undertook the related credit risk. The Group has ceased new credit offerings in China since September 6, 2022 and there was no outstanding loan balance from the Group’s historical loan book business since the end of 2022.

The Group historically generated (i) financing income, loan facilitation income and other related income and guarantee income from cash credit products, (ii) sales income from the QD Food business, (iii) educational services income from the Group’s Wanlimu Kids Clubs business, (iv) financing income and sales commission fee from merchandise credit products and (v) transaction services fee and other related income from the Group’s transaction services business. The Group historically generated sales income from merchandise sales on the Wanlimu e-commerce platform, which the Group completed wound down in April 2024. In addition, the Group historically offered budget auto financing products, from which the Group generated sales income and financing income before year 2024. The Group started to wind down its budget auto financing business in the second quarter of 2019.

The Group’s total revenues amounted to RMB126.3 million in 2023, RMB216.4 million in 2024 and RMB41.0 million (US$5.9 million) in 2025. The Group recorded net income of RMB39.1 million, net income of RMB91.7 million and net income of RMB708.6 million (US$101.3 million) in 2023, 2024 and 2025, respectively.

Last-Mile Delivery Business

The Group launched its last-mile delivery business under the name of “Fast Horse” in December 2022. In 2025, the Group determined to discontinue this business and is currently in the process of winding down its operations.

Aircraft Leasing Business

The Group launched its aircraft leasing business and started to lease its aircrafts to third parties in September 2023. As of March 31, 2026, the Group had two aircrafts. One of the Group’s aircraft is leased to a third party and the remaining one aircraft has been used by the Group for business travels related to the development of its overseas businesses. The aircraft leasing business is still at the initial stage and has not reached a meaningful scale as of the date of this annual report. The Group plans to continue developing this business.

Intellectual Property

We regard the Group’s trademarks, domain names, copyrights, know-how, proprietary technologies and similar intellectual property as critical to the Group’s success, and the Group relies on trademark and trade secret law and confidentiality, invention assignment and non-compete agreements with the Group’s employees and others to protect the Group’s proprietary rights. As of March 31, 2026, the Group had registered 557 trademarks in the PRC. As of March 31, 2026, the Group was the registered holder of 92 domain names in the PRC and 14 domain names in other jurisdictions that include hightemplar.com and laifenqi.com. The Group was also granted 118 copyrights that corresponding to the Group’s proprietary techniques in connection with its systems.

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

Licenses and Permissions Requirements

The below table sets forth material permissions and/or licenses the Group has obtained for its operations in China as of March 31, 2026. The Group has received all material permissions that are, or may be, required for its operations in China, and no material permission has been denied from the Group by relevant authorities in China. However, the Group is subject to risks relating to the regulatory environment in China. See “Item 3. Key Information⸺D. Risk Factors- Risks Related to Doing Business in China⸺There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations. In addition, rules and regulations in China may be amended, supplemented or interpreted from time to time.”

Company Name	Company Status	Name of Permission/License	Governing Government Authority
Xiamen Quxianxiang Time Technology Co., Ltd., formerly known as Beijing Happy Time Technology Development Co., Ltd.( 厦门趣先享时代科技有限公司)	Group VIE	Business License	Administration for Market Regulation Tong’an District of Xiamen City

Qufenqi (Shanghai) Information Technology Co., Ltd., formerly known as Qufenqi (Ganzhou) Information Technology Co., Ltd.(趣分期（上海）信息技术有限公司)	Our PRC subsidiary	Business License	Administration for Market Regulation of Shanghai City

Xiamen Happy Time Technology Co., Ltd.(厦门快乐时代科技有限公司)	Our PRC subsidiary	Business License	Administration for Market Regulation of Xiamen City

Xiamen Qudian Financial Lease Ltd.(厦门趣店融资租赁有限公司)	Our PRC subsidiary	Business License	Administration for Market Regulation of Xiamen City

Xiamen Lexiang Time Technology Co., Ltd., formerly known as Ganzhou Qudian Technology Co., Ltd.( 厦门乐享时代科技有限公司)	Our PRC subsidiary (Group VIE before January 2026)	Business License	Administration for Market Regulation Tong’an District of Xiamen City

Xiamen Qudian Technology Co., Ltd.(厦门趣店科技有限公司)	Our PRC subsidiary	Business License	Administration for Market Regulation Tong’an District of Xiamen City

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

In light of the above restrictions and requirements, we conducted the value-added telecommunications businesses through the Group VIEs.

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

Regulations Related to Internet Information Security, Privacy Protection and Cybersecurity

PRC government authorities have enacted laws and regulations with respect to Internet information security and protection of personal information from any abuse or unauthorized disclosure. Internet information in China is regulated and restricted from a national security standpoint. The SCNPC, China’s national legislative body, enacted the Decisions on Maintaining Internet Security in December 2000 and was amended on August 27, 2009, which may subject violators to criminal punishment in China for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Ministry of Public Security has promulgated measures that prohibit use of the Internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. If an Internet information service provider violates these measures, the Ministry of Public Security and the local security bureaus may revoke its operating license and shut down its websites.

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

Regulations Related to Dividend Distribution

Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from Shanghai Qufenqi, which is a wholly foreign-owned enterprise incorporated in China, to fund any cash and financing requirements we may have. Prior to January 1, 2020 when the 2019 Law of Foreign Investment came into effect, the principal regulations governing distribution of dividends of foreign holding companies include the Wholly Foreign-invested Enterprise Law, issued in 1986 and amended in 2000 and 2016, and the Implementation Rules under the Wholly Foreign-invested Enterprise Law, issued in 1990 and amended in 2001 and 2014 respectively. Under these regulations, foreign investment enterprises in the PRC may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise shall, upon payment of income tax on its profits pursuant to the provisions of China tax laws, make apportionment to its reserve fund as well as employees’ bonus and welfare fund. The percentage to be apportioned to the reserve fund shall not be less than 10% of the after-tax profits; when the cumulative apportioned amount attains 50% of the registered capital, the enterprise may stop making apportionment. The percentage of apportionment to the employees’ bonus and welfare fund shall be determined by the wholly foreign-owned enterprise. These reserves are not distributable as cash dividends.

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

On December 25, 2024, the Standing Committee of the National People’s Congress promulgated the Value-added Tax Law of the People’s Republic of China by Order of the President of the People’s Republic of China No.41. The Law took effect on January 1, 2026 and the Interim Value-added Tax Regulation of the People’s Republic of China was repealed in the meantime. Entities and individuals (including individual businesses) engaged in the sale of goods, services, intangible assets, or real estate (hereinafter “taxable transactions”) within the territory of the People’s Republic of China, or in the importation of goods, shall be considered VAT taxpayers and shall pay VAT in accordance with the Law. The Law has (i) categorized taxable transactions, deemed taxable transactions and non-taxable transactions, (ii) prescribed different VAT rates (not exceeding 13%) for various transactions, (iii) expressly provided for tax payable, tax preferences, collection and administration, among other things, and (iv) provided for taxpayers’ obligation to issue and use VAT invoices in accordance with the law. VAT invoices include paper invoices and electronic invoices. Electronic invoices carry the same legal force as paper invoices and the State actively promotes the use of electronic invoices. Taxpayers, withholding agents, as well as tax authorities and their staff members who are found in violation of the Law shall be held legally liable in accordance with the Law of the People’s Republic of China on the Administration of Tax Collection, and relevant laws and administrative regulations.

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

On March 15, 2021, the Administrative Regulations on Internet Transactions were released by the State Administration for Market Regulation and became effective on May 1, 2021 and was amended on May 1, 2025, which are the supplementary rules to the E-Commerce Law and repealed the Online Trading Measures. Pursuant to the Administrative Regulations on Internet Transactions, any online transaction operators, as well as online platform operators, shall conduct their businesses in full compliance with the Anti-unfair Competition Law and other relevant PRC laws and regulations, and shall not unfairly compete with other operators or disturb social and economic orders. Such unfair competition conducts include, but are not limited to, carrying out any fictitious transactions and making up user evaluations.

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

The Foreign Trade Law, effective as of July 1, 2004 and amended on November 7, 2016, December 30, 2022 and December 27, 2025, governs international trade in services and the import and export of goods and technologies. Under this law, goods and technologies are categorized as (i) permitted, which may be freely imported and exported, (ii) restricted, which require advance approval or (iii) prohibited, which may not be imported or exported at all. Furthermore, an “import and export trader”, or any company or individual engaging in the import or export of goods or technologies, must register with the administrative department of foreign trade under the State Council or any of its authorized bodies in order to be qualified as a foreign trade business operator. According to current foreign trade laws, the Ministry of Commerce and its competent local branches are the authorized bodies to conduct qualification filings and registrations for foreign trade business operators.

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

C.Organizational Structure

The following diagram illustrates the Group’s organizational structure, and the place of formation, ownership interest and affiliation of each of our principal subsidiaries and affiliated entities as of December 31, 2025. It omits certain entities that are immaterial to the Group’s results of operations, business and financial condition, which do not currently engage in material business operations. Except as otherwise specified, equity interests depicted in this diagram are beneficially owned as to 100%. The relationships between (i) each of Xiamen Lexiang and Xiamen Quxianxiang and (ii) Shanghai Qufenqi were governed by contractual arrangements and did not constitute equity ownership as of December 31, 2025.

(1)	Investors in our ADSs hold equity interest in High Templar Tech Limited, which does not conduct operations.
(2)	Xiamen Lexiang was a VIE of the Company before January 2026. On January 5, 2026, Shanghai Qufenqi obtained direct equity control over Xiamen Lexiang. As a result of this transaction, Xiamen Lexiang ceased to be a Group VIE and is now considered a Subsidiary of the Company.

(3)	Mr. Min Luo, our founder, chairman and chief executive officer, Phoenix Auspicious Internet Investment L.P. and Shenzhen Guosheng Qianhai Investment Co., Ltd collectively, Beijing Kunlun Tech Co., Ltd., Ningbo Yuanfeng Venture Capital L.P., Shanghai Yunxin Venture Capital Co., Ltd., Tianjin Blue Run Xinhe Investment Center L.P. and Tianjin Happy Share Asset Management L.P., hold 27.4%, 19.2%, 19.2%, 15.7%, 12.5%, 0.7% and 5.3% of equity interest in Xiamen Quxianxiang, respectively.
(4)	Xiamen Qudian was a VIE of the Company before June 30, 2023. On June 30, 2023, Xiamen Happy Time Technology Co., Ltd. entered into an investment agreement with Xiamen Qudian to obtain control over Xiamen Qudian. The Company continued to consolidate Xiamen Qudian in 2025.
(5)	Main subsidiaries of Xiamen Qudian include Xiamen Qudian Financial Lease Ltd. and F&H EXPRESS PTY LTD.
(6)	The main subsidiary of Xiamen Quxianxiang is Xiamen Happy Share Technology Co., Ltd.
(7)	Formerly known as Fast Horse Inc.
(8)	Formerly known as Fast Horse Express Limited.
(9)	The main subsidiaries of Bloomgoods Limited are LAST MILE EXPRESS PTY LTD and FAST HORSE LIMITED.

Our Contractual Arrangements with the Group VIEs and Their Shareholders

Due to PRC legal restrictions on foreign ownership and investment in, among other areas, VATS, which include the operations of Internet content providers, or ICPs, we have been conducting part of such operations through Xiamen Quxianxiang and its subsidiaries. On January 5, 2026, Shanghai Qufenqi obtained direct equity control over Xiamen Lexiang. As a result of this transaction, Xiamen Lexiang ceased to be a Group VIE. We have the power to direct the activities that most significantly impact the economic performance of the Group VIEs and provide us with economic benefits of each Group VIE through a series of contractual arrangements with such Group VIE, its shareholders and Shanghai Qufenqi, as described in more detail below, which collectively enables us to:

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

In addition, pursuant to the resolutions of the board of directors of High Templar Tech Limited and/or the resolutions of all shareholders of High Templar Tech Limited, the board of directors of High Templar Tech Limited or any officer authorized by such board shall cause Shanghai Qufenqi to exercise its rights under the power of attorney agreements entered into among Shanghai Qufenqi, each of the Group VIEs and the nominee shareholders of each of the Group VIEs and the rights of Shanghai Qufenqi under the exclusive call option agreement between Shanghai Qufenqi and each of the Group VIEs. As a result of these resolutions and the provision of unlimited financial support from the Company to each of the Group VIEs, High Templar Tech Limited has been determined to be most closely associated with each of the Group VIEs within the group of related parties and was considered to be the primary beneficiary of each of the Group VIEs for accounting purposes. We have consolidated their financial results in the Group’s consolidated financial statements in accordance with U.S. GAAP.

In the opinion of Jingtian & Gongcheng, our PRC legal counsel:

●	the ownership structures of Shanghai Qufenqi and the Group VIEs in China do not violate any applicable PRC law, regulation, or rule currently in effect; and

●	the contractual arrangements among Shanghai Qufenqi, each of the Group VIEs and its shareholders governed by PRC laws are valid, binding and enforceable in accordance with their terms and applicable PRC laws, rules, and regulations currently in effect, and will not violate any applicable PRC law, regulation, or rule currently in effect.

However, we have been further advised by our PRC legal counsel, Jingtian & Gongcheng, that there are uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations. The 2019 Law of Foreign Investment became effective on January 1, 2020. The 2019 Law of Foreign Investment has replaced the trio of laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The 2019 Law of Foreign Investment does not mention concepts including “de facto control” and “controlling through contractual arrangements,” nor does it specify the regulation on controlling through contractual arrangements. Specifically, it does not incorporate contractual arrangements as a form of foreign investment, our Contractual Arrangements as a whole and each of the arrangements comprising our Contractual Arrangements will not be materially affected and will continue to be legal, valid and binding on the parties. Notwithstanding the above, the 2019 Law of Foreign Investment stipulates that “foreign investment includes foreign investors invest in China through any other methods under laws, administrative regulations, or provisions prescribed by the State Council.” Therefore, there are possibilities that future laws, administrative regulations or provisions of the State Council may stipulate contractual arrangements as a way of foreign investment and our Contractual Arrangements will be regarded as foreign investment. If that is the case, whether our contractual arrangements will be deemed to be in violation of the foreign investment access requirements and how our Contractual Arrangements will be handled are subject to uncertainties. The PRC regulatory authorities may in the future take a view that is contrary to the opinion of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in the aforesaid business we engage in, we could be subject to severe penalties including being prohibited from continuing operations and our ability to enforce its rights under these contractual arrangements could be limited. Furthermore, the nominee shareholders of the Group VIEs may have interests that are different than those of us, which could potentially increase the risk that they would seek to act contrary to the terms of the contractual agreements with the Group VIEs. See “Item 3. Key Information⸺D. Risk Factors⸺Risks Related to Our Corporate Structure.”

As of December 31, 2025, the following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, Shanghai Qufenqi, the applicable Group VIEs, and their respective shareholders.

Equity Interest Pledge Agreements

Pursuant to the equity interest pledge agreements, the shareholders of the Group VIEs have pledged all of their equity interest in the Group VIEs as a continuing first priority security interest, as applicable, to respectively guarantee the Group VIEs and their shareholders’ performance of their obligations under the relevant contractual arrangements, which include the exclusive business cooperation agreements, exclusive call option agreements and power of attorney agreements. If the Group VIEs or any of their shareholders breach their contractual obligations under these agreements, Shanghai Qufenqi, as pledgee, will be entitled to certain rights regarding the pledged equity interests. In the event of such breaches, the rights of Shanghai Qufenqi include forcing the auction or sale of all or part of the pledged equity interests of the applicable Group VIE and receiving proceeds from such auction or sale in accordance with PRC law. Upon purchase of equity interests in the applicable the Group VIE by other persons, Shanghai Qufenqi, and such persons will need to enter into contractual arrangements that are similar to existing ones in order for Shanghai Qufenqi to have power to direct the activities that most significantly impact the economic performance of such Group VIE. Each of the shareholders of the Group VIEs agrees that, during the term of the applicable equity interest pledge agreement, such shareholder will not dispose of the pledged equity interests or create or allow creation of any encumbrance on the pledged equity interests without the prior written consent of Shanghai Qufenqi. Shanghai Qufenqi is entitled to all dividends and other distributions declared by the Group VIEs except as it agrees otherwise in writing. Each equity interest pledge agreement will remain effective until the applicable Group VIE and its shareholders discharge all their obligations under the contractual arrangements. We have registered pledges of equity interest in each of the Group VIEs with the relevant offices of the administration for industry and commerce in accordance with the PRC Property Rights Law.

Power of Attorney Agreements

Pursuant to the power of attorney agreements, each shareholder of the Group VIEs has irrevocably appointed the Shanghai Qufenqi to act as such shareholder’s exclusive attorney-in-fact to exercise all shareholder rights, including the right to attend and vote on shareholder’s meetings and appoint directors and executive officers. In the absence of contrary written instructions of Shanghai Qufenqi, each power of attorney agreement will remain in force for so long as the shareholder remains a shareholder of the applicable Group VIE.

Exclusive Business Cooperation Agreements

Under the exclusive business cooperation agreements, Shanghai Qufenqi has the exclusive right to provide the Group VIEs and their subsidiaries that generate substantial income or the profitable Group VIEs and their subsidiaries, with technical support, consulting services and other services. In exchange, Shanghai Qufenqi is entitled to receive a service fee from each of the profitable Group VIEs on a monthly basis and at an amount equivalent to all of its net income as confirmed by Shanghai Qufenqi. Shanghai Qufenqi owns the intellectual property rights arising out of the performance of the respective exclusive business cooperation agreement. In addition, each of the Group VIEs and their subsidiaries has granted Shanghai Qufenqi an exclusive right to purchase any or all of the business or assets of each of the profitable Group VIEs and their subsidiaries at the lowest price permitted under PRC law. Unless otherwise agreed by the parties, this agreement will continue remaining effective.

Exclusive Call Option Agreements

Pursuant to the exclusive call option agreements, the Group VIEs and each of their shareholders have irrevocably granted Shanghai Qufenqi an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion at any time, to the extent permitted under PRC law, all or part of such shareholder’s equity interests in the applicable, or any or all of the assets of such Group VIE. For reasons discussed in this section, there may be PRC legal restrictions on the ability of Shanghai Qufenqi to directly purchase such equity interests or assets. In the event such equity interests or assets are sold to persons designated by Shanghai Qufenqi, Shanghai Qufenqi and such persons will need to enter into contractual arrangements that are similar to the existing ones in order for Shanghai Qufenqi to have power to direct the activities that most significantly impact the economic performance of such Group VIE and receive substantially all the economic benefits of such equity interests or assets. As for the equity interests in a Group VIE, the purchase price should be equal to the minimum price as permitted by PRC law. As for the assets of a Group VIE, the purchase price should be equal to the book value of the assets or the minimum price as permitted by applicable PRC law, whichever is higher. Without prior written consent of Shanghai Qufenqi, each Group VIE and its shareholders have agreed that such Group VIE shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, create or allow any encumbrance on its assets or other beneficial interests, provide any loans or guarantees and etc. Shanghai Qufenqi is entitled to all dividends and other distributions declared by the applicable Group VIE except as it agrees otherwise in writing, and the shareholders of the applicable Group VIE have agreed to pay any such dividends or distributions to Shanghai Qufenqi. Each agreement will remain effective until all equity interests of the applicable Group VIE held by its shareholders and all assets of such Group VIE have been transferred or assigned to Shanghai Qufenqi or its designated person(s).

Financial Support Undertaking Letters

We executed a financial support undertaking letter addressed to each Group VIE, pursuant to which we irrevocably undertake to provide unlimited financial support to such Group VIE to the extent permissible under the applicable PRC laws and regulations, regardless of whether such Group VIE has incurred an operational loss. The form of financial support includes but is not limited to cash, entrusted loans and borrowings. We will not request repayment of any outstanding loans or borrowings from a Group VIE if it or its shareholders do not have sufficient funds or are unable to repay such loans or borrowings. Each letter is effective from the date of the other agreements entered into among Shanghai Qufenqi, the applicable Group VIE and its shareholders until the earlier of (i) the date on which all of the equity interests of such Group VIE have been acquired by or its designated representative(s), and (ii) the date on which we in our sole and absolute discretion unilaterally terminates the applicable financial support undertaking letter.

We expect to provide the financial support if and when required with cash available at hand at the time and proceeds from the issuance of equity or debt securities in the future.

D.Property, Plants and Equipment

In January 2018, the Group purchased the use rights with respect to a parcel of land of approximately 53,239 square meters located in Xiamen, Fujian Province for a price of RMB106 million for the construction of huandong center. Pursuant to the contract the Group signed with the local government authorities, the Group’s land lease right of use asset will last for 40 years. The main construction of the huandong center was completed in the fourth quarter of 2024 and the Group had moved its headquarters to huandong center in November 2024. We believe that the Group will be able to obtain adequate facilities to accommodate the Group’s future expansion plans.

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

For comparison of the Group’s results of operations for the years ended December 31, 2024 to December 31, 2023, refer to “Item 5. Operating and Financial Review and Prospects” in our annual report on Form 20-F for the year ended December 31, 2024, filed with the SEC on April 23, 2025.

A.Operating Results

Overview

The Group historically focused on providing credit solutions to consumers. The Group has been exploring new business opportunities to promote long-term value for its shareholders.

In December 2022, the Group launched its last-mile delivery business under the name of “Fast Horse.” The Group has since determined to discontinue this business and is currently in the process of winding down its operations. In addition, the Group launched its aircraft leasing business and started to lease its aircrafts to third parties in September 2023. As of March 31, 2026, the Group had two aircrafts. The aircraft leasing business is still at the initial stage and has not reached a meaningful scale as of the date of this annual report. The Group plans to continue developing this business.

The Group historically operated a loan book business, whereby the Group offered small credit products to consumers and undertook the related credit risk. The Group has ceased new credit offerings since September 6, 2022 and there was no outstanding loan balance from the Group’s historical loan book business since the end of 2022.

The Group historically generated (i) financing income, loan facilitation income and other related income and guarantee income from cash credit products and (ii) sales income from the QD Food business, (iii) educational services income from the Group’s Wanlimu Kids Clubs business, (iv) financing income and sales commission fee from merchandise credit products and (v) transaction services fee and other related income from the Group’s transaction services business. The Group historically generated sales income from merchandise sales on the Wanlimu e-commerce platform, which the Group completely wound down in April 2024. In addition, the Group historically offered budget auto financing products, from which the Group generated sales income and financing income before year 2024. The Group started to wind down its budget auto financing business in the second quarter of 2019.

The Group’s total revenues amounted to RMB126.3 million, RMB216.4 million and RMB41.0 million (US$5.9 million) in 2023, 2024 and 2025, respectively. The Group recorded net income of RMB39.1 million, RMB91.7 million, and net income of RMB708.6 million (US$101.3 million) in 2023, 2024 and 2025, respectively.

Key Factors Affecting the Group’s Results of Operations

New Business Initiatives

In December 2022, the Group launched its last-mile delivery business under the name of “Fast Horse.” The business was initially launched on a trial basis and has gradually achieved meaningful scale in Australia during the second quarter of 2023. In 2025, the Group determined to discontinue this business and is currently in the process of winding down its operations. The Group has been exploring innovative consumer products and services by leveraging its technology capabilities. The Group’s results of operations depend on its ability to execute its new business initiatives. The success of these new business initiatives will depend on, among other things, the Group’s ability to

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

Non-GAAP Measure

Adjusted Net Income

We use adjusted net income, a non-GAAP financial measure, in evaluating the Group’s operating results and for financial and operational decision-making purposes. We believe that adjusted net income help identify underlying trends in the Group’s business by excluding the impact of share-based compensation expenses, which are non-cash charges. We believe that such non-GAAP financial measure provides useful information about the Group’s operating results, enhance the overall understanding of the Group’s past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands)
Adjusted net income (1)	44,070	93,989	708,627	101,332
(1)	Defined as net income excluding share-based compensation expenses.

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

The following table reconciles the Group’s adjusted net income in the years presented to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net income:

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands)
Net income	39,134	91,731	708,627	101,332
Add: share-based compensation expenses	4,936	2,258	—	—
Adjusted net income	44,070	93,989	708,627	101,332

Components of Results of Operations

Revenues

The Group’s total revenues comprise delivery service income and sales income and others. The Group’s total revenues are presented net of VAT. Delivery service income represents income earned from customers in connection with the Group’s service to deliver the package from a warehouse to the location designated by customers. For more information, see “Item 5. Operating and Financial Review and Prospects⸺A. Operating Results⸺Critical Accounting Policies⸺Revenue Recognition.” The following table sets forth the breakdown of the Group’s total revenues, both in absolute amount and as a percentage of the Group’s total revenues, for the periods presented:

	Year Ended December 31,
	2023		2024		2025
		% of total		% of total			% of total
	RMB	revenues	RMB	revenues	RMB	US$	revenues

	(in thousands, except for percentages)
Revenues:
Delivery service income	95,292	75.4	203,745	94.1	23,972	3,428	58.5
Sales income and others	31,046	24.6	12,683	5.9	16,992	2,430	41.5
Total revenues	126,338	100.0	216,428	100.0	40,964	5,858	100.0

Delivery services income

In 2023, 2024 and 2025, the Group provided “last mile” package delivering service from warehouses to the locations in Australia and New Zealand designated by international delivery customers after the packages were shipped by international delivery customers from China to Australia and New Zealand. The Group’s customers are international delivery channel companies. The Group concludes that it acts as a principal in these transactions as the Group is primarily responsible for the delivery of package and has the ability to control the related services. The Group has the ability to control the services provided by delivery drivers as it is responsible for identifying qualifying drivers and directing them to complete the deliveries. Additionally, the Group has ultimate control over the amounts charged to the customers. Revenues resulting from these services are recognized on a gross basis at a fixed rate or a pre-determined amount for each completed delivery, with the amounts paid to the drivers recorded in costs of revenue. These revenues are recognized at the point of delivery of package.

Cost of Revenues and Operating Expenses

The Group’s cost of revenues and operating expenses consist of cost of goods sold, cost of delivery services income and other revenues, sales and marketing expenses, general and administrative expenses, research and development expenses, (reversal of)/provision for expected credit losses on receivables and other assets and impairment loss from other assets. The following table sets forth the Group’s cost of revenues and operating expenses, both in absolute amount and as a percentage of the Group’s total revenues, for the periods presented:

	Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Cost of revenues and operating expenses:
Cost of revenues	160,114	126.7	201,023	92.9	38,044	5,440	92.9
Sales and marketing	3,796	3.0	5,868	2.7	8,064	1,153	19.7
General and administrative	273,589	216.6	276,565	127.8	291,504	41,685	711.6
Research and development	47,763	37.8	58,464	27.0	45,733	6,540	111.6
Provision for/(Reversal of) expected credit losses on receivables and other assets	24,653	19.5	(18,616)	(8.6)	2,122	303	5.2
Impairment loss from other assets	5,800	4.6	1,570	0.7	54,276	7,761	132.5
Total	515,715	408.2	524,874	242.5	439,743	62,882	1,073.5

Cost of Revenues

The Group’s cost of revenues primarily consists of fulfillment expenses, packaging material, and the purchase price of products, mainly including the amounts paid to the drivers for delivery services. The following table sets forth components of the Group’s cost of revenues, both in absolute amount and as a percentage of the Group’s total revenues, for the periods presented:

	Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Cost of revenues:
Cost of goods sold	27,716	21.9	1,018	0.5	7,737	1,106	18.9
Cost of delivery services income and other revenues	132,398	104.8	200,005	92.4	30,307	4,334	74.0
Total	160,114	126.7	201,023	92.9	38,044	5,440	92.9

Sales and Marketing

Sales and marketing expenses consist primarily of expenses related to marketing activities the Group conducted to promote the brand and expenses related to salaries, benefits related to the Group’s relevant sales and marketing staff.

General and Administrative

General and administrative expenses consist primarily of salaries and benefits related to accounting and finance, legal, human resources and other personnel, the depreciation and property tax expenses for the Group’s headquarters, as well as professional service fees related to various corporate activities.

Research and Development

Research and development expenses consist primarily of salaries and benefits related to technology and product development personnel and third-party services fees.

Provision for/(Reversal of) Expected Credit Losses on Receivables and Other Assets

The allowance for receivables and other assets is calculated based on historical loss experience using probability of default (“PD”) and loss given default (“LGD”) methods. LGD is determined based on the Basel III Accord issued in December 2010, where the 45% post-default loss rate applies to senior claims and the 75% post-default loss rate applies to subordinated claims under the Basel III Junior Act of reference. The Group applies a consistent credit risk management framework to the entire portfolio of receivables and other assets in accordance with ASC 326 and adjusts the allowance that is determined by the PD and LGD methods for various qualitative factors that reflect reasonable and supportable forecasts of future economic conditions. These factors may include gross-domestic product rates, consumer price indexes, per capita consumption expenditure and other considerations. The Group analyzes a combination of qualitative factors to the change in roll rate using a regression model. Factors that had a strong correlation and economic and commercial significance were selected for the model.

Account receivables represent the considerations for which the Group has satisfied its performance obligations and has the unconditional right to consideration.

The following table sets forth the provision for/(reversal of) expected credit losses on receivables and other assets, both in an absolute amount and as a percentage of total revenues, for the periods presented.

	Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Provision for/(Reversal of) expected credit losses on receivables and other assets	24,653	19.5	(18,616)	(8.6)	2,122	303	5.2

Impairment loss from other assets

The Group reviews the impairment for long-lived assets in accordance with authoritative guidance for impairment or disposal of long-lived assets. Long-lived assets are reviewed for events or changes in circumstances, which indicate that their carrying value may not be recoverable. Long-lived assets are reported at the lower of carrying amount or fair value less cost to sell for long-lived assets held for sales, or at the lower of carrying amount or fair value for long-lived assets held for use. The Group recorded the impairment loss from other assets in 2025, primarily due to impairment loss for other assets led by the operation businesses wind down.

Share-based Compensation

The following table sets forth the effect of share-based compensation expenses on the Group’s operating expenses line items, both in an absolute amount and as a percentage of total revenues, for the periods presented.

	Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Sales and marketing	266	0.2	300	0.1	—	—	—
General and administrative	4,650	3.7	1,754	0.8	—	—	—
Research and development	20	0.0	204	0.1	—	—	—
Total	4,936	3.9	2,258	1.0	—	—	—

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

The Group is subject to VAT at a rate of 6% on the services the Group provides, less any deductible VAT the Group has already paid or borne. The Group is subject to VAT at a rate of 13% on other product sales. The Group is also subject to surcharges on VAT payments in accordance with PRC law.

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

Revenue recognition

The Group generates revenues primarily by providing delivery services, ready-to-cook meal products and others.

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

Delivery services income

In 2023, 2024 and 2025, the Group provided “last-mile” package delivering service from warehouses to the locations in Australia and New Zealand designated by international delivery customers after the packages were shipped by international delivery customers from China to Australia and New Zealand. The Group’s customers are international delivery channel companies. Though the Group is currently in the process of winding down such business, the Group still acts as a principal in these transactions as the Group is primarily responsible for the delivery of package and has the ability to control the related services. The Group has the ability to control the services provided by delivery drivers as it is responsible for identifying qualifying drivers and directing them to complete the deliveries. Additionally, the Group has ultimate control over the amounts charged to the customers. Revenues resulting from these services are recognized on a gross basis at a fixed rate or a pre-determined amount for each completed delivery, with the amounts paid to the drivers recorded in costs of revenue. These revenues are recognized at the point of delivery of package.

Impairment of long-lived assets, including intangible assets with definite lives

The Group evaluates long-lived assets, such as fixed assets, right-of-use assets and construction in progress, for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC Topic 360, Property, Plant and Equipment. When such events occur, the Group assesses the recoverability of the asset group based on the undiscounted future cash flows the asset group is expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset group plus net proceeds expected from disposition of the asset group, if any, is less than the carrying value of the asset group. As of December 31, 2025, as the Group’s long-lived assets are located at the headquarter and being used together by the headquarter staff in centrally managing both cash management and the exploration of new businesses, such long-lived assets are included in a single entity-wide asset group. Within such asset group, the building is considered the primary asset as it is the most significant long-lived asset. If the Group identifies an impairment, the Group reduces the carrying amount of the asset group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. The Group uses estimates and judgments in its impairment tests and if different estimates or judgments have been utilized, the timing or the amount of any impairment charges could be different. The Group evaluates its long-lived assets for recoverability due to net operating losses for the year ended December 31, 2025.

Short-term investments and structured deposits

Short-term investments include, (i) wealth management products with the intention to sell in the near term which are classified as trading securities and measured at fair value; (ii) wealth management products with original maturities less than one year; (iii) marketable equity securities (level 1) and restricted equity securities (level 2) in listed companies, both of which are measured at fair value. For trading securities, the realized investment income and changes in fair value are recognized in interest and investment income in the consolidated statements of comprehensive income. The banks or trust companies publish the redemption price of wealth management products daily (level 1) or publish their net value on a regular basis (level 2). The products that have fixed interest rates are classified as held-to-maturity when the Group has the positive intent and ability to hold the securities to maturity and are recorded at amortized cost.

Structured deposits are financial instruments with fixed maturity dates. The Group classifies structured deposits that have fixed interest rates as held-to-maturity debt investments in accordance with ASC 320, as it has the positive intent and ability to hold these investments to maturity. These deposits are stated at amortized cost, net of any allowance for credit losses. The fair value of structured deposits is estimated using prevailing interest rates (level 2).

The Group utilized a forward-looking CECL model to assess the credit loss of financial instruments measured at amortized cost. Based upon the Group’s assessment of various factors, including historical experience, credit quality of the related financial institutions, and other factors that may affect its ability to collect the short-term investment, the Group determined there were no credit losses for the years ended December 31, 2023, 2024 and 2025.

Results of Operations

The following tables set forth a summary of the Group’s consolidated results of operations, both in an absolute amount and as a percentage of total revenues, for the periods presented. The Group’s historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for share and per share data)
Revenues:
Delivery service income	95,292	75.4	203,745	94.1	23,972	3,428	58.5
Sales income and others	31,046	24.6	12,683	5.9	16,992	2,430	41.5
Total revenues	126,338	100.0	216,428	100.0	40,964	5,858	100.0
Cost of revenues:
Cost of goods sold	(27,716)	(21.9)	(1,018)	(0.5)	(7,737)	(1,106)	(18.9)
Cost of delivery services income and other revenues	(132,398)	(104.8)	(200,005)	(92.4)	(30,307)	(4,334)	(74.0)
Total cost of revenues	(160,114)	(126.7)	(201,023)	(92.9)	(38,044)	(5,440)	(92.9)
Operating expenses:
Sales and marketing	(3,796)	(3.0)	(5,868)	(2.7)	(8,064)	(1,153)	(19.7)
General and administrative	(273,589)	(216.6)	(276,565)	(127.8)	(291,504)	(41,685)	(711.6)
Research and development	(47,763)	(37.8)	(58,464)	(27.0)	(45,733)	(6,540)	(111.6)
(Provision for)/Reversal of expected credit losses on receivables and other assets	(24,653)	(19.5)	18,616	8.6	(2,122)	(303)	(5.2)
Impairment loss from other assets	(5,800)	(4.6)	(1,570)	(0.7)	(54,276)	(7,761)	(132.5)
Total operating expenses	(355,601)	(281.5)	(323,851)	(149.6)	(401,699)	(57,442)	(980.6)
Other operating income	58,368	46.2	298	0.1	377	54	0.9
Loss from operations	(331,009)	(262.0)	(308,148)	(142.4)	(398,402)	(56,970)	(972.6)
Interest and investment income, net	255,333	202.1	380,062	175.6	990,369	141,621	2,417.7
Gain/(Loss) from equity method investments	3,207	2.5	(4,049)	(1.9)	(18,938)	(2,708)	(46.2)
Gain on derivative instruments	153,835	121.8	19,457	9.0	188,711	26,985	460.7
Foreign exchange (loss)/gain, net	(2,932)	(2.3)	20,658	9.5	(46,305)	(6,622)	(113.0)
Other income	29,005	23.0	61,352	28.4	26,019	3,721	63.5
Other expenses	(5,965)	(4.7)	(11,795)	(5.4)	(2,152)	(308)	(5.3)
Net income before income taxes	101,474	80.3	157,537	72.8	739,302	105,719	1,804.8
Income tax expenses	(62,340)	(49.3)	(65,806)	(30.4)	(30,675)	(4,387)	(74.9)
Net income	39,134	31.0	91,731	42.4	708,627	101,332	1,729.9

Comparison of Year Ended December 31, 2025 and Year Ended December 31, 2024

Total revenues. The Group’s total revenues in 2025 decreased by 81.1% to RMB41.0 million (US$5.9 million) from RMB216.4 million for 2024, primarily due to the winding down of our last-mile delivery business.

Total cost of revenues and operating expenses. Total cost of revenues and operating expenses decreased by 16.2% to RMB439.7 million (US$62.9 million) from RMB524.9 million for 2024.

●	Cost of revenues. The Group’s cost of revenues decreased by 81.1% to RMB38.0 million (US$5.4 million) from RMB201.0 million for 2024, primarily due to the decrease in service cost as we wind down the last-mile delivery business.
●	General and administrative expenses. The Group’s general and administrative expenses increased by 5.4% to RMB291.5 million (US$41.7 million) from RMB276.6 million for 2024, primarily due to the increase in depreciation and property tax expenses following the completion of the construction of the Company’s headquarters and partially offset by the decrease in staff compensations.

●	Research and development expenses. The Group’s research and development expenses decreased by 21.9% to RMB45.7 million (US$6.5 million) from RMB58.5 million for 2024, primarily due to the decrease in staff head count, which led to a corresponding decrease in staff salaries.
●	Impairment loss from other assets. The Group’s impairment loss from other assets increased to RMB54.3 million (US$7.8million) from RMB1.6 million for 2024, primarily due to impairment loss for other assets led by the operation businesses wind down.

Loss from operations. The Group’s loss from operations was RMB398.4 million (US$57.0 million) for 2025 compared to RMB308.1 million for 2024.

Interest and investment income, net. The Group’s interest and investment income, net increased to RMB990.4 million (US$141.6 million) for 2025 from RMB380.1 million for 2024, primarily attributable to the increase of income from investments in the year of 2025.

Gain on derivative instrument. The Group’s gain on derivative instrument increased to RMB188.7 million (US$27.0 million) for 2025 from RMB19.5 million for 2024, mainly attributable to an increase in quoted price of the underlying equity securities relating to the derivative instruments we held.

Income tax expenses. The Group’s income tax expenses decreased to RMB30.7 million (US$4.4 million) for 2025 from RMB65.8 million for 2024.

Net income. The Group’s net income increased to RMB708.6 million (US$101.3 million) for 2025 from RMB91.7 million for 2024. Net income per diluted share was RMB4.25 (US$0.61) for 2025, compared to RMB0.49 in the prior year.

Comparison of Year Ended December 31, 2024 and Year Ended December 31, 2023

For a discussion of the Group’s results of operations for the year ended December 31, 2024 compared with the year ended December 31, 2023, see “Item 5. Operating and Financial Review and Prospects⸺A. Operating Results⸺Comparison of Year Ended December 31, 2024 and Year Ended December 31, 2023” in our annual report on Form 20-F for the year ended December 31, 2024, filed with the SEC on April 23, 2025.

B.Liquidity and Capital Resources

The Group’s primary sources of liquidity have been cash provided by operating activities and funds provided by our investors, including through the issuance of equity securities and convertible debt securities, which have historically been sufficient to meet the Group’s working capital and substantially all of the Group’s capital expenditure requirements. In October 2017, we completed our initial public offering in which we issued and sold an aggregate of 35,625,000 ADSs, representing 35,625,000 Class A ordinary shares, resulting in net proceeds to us of approximately US$799.6 million. In 2023, 2024 and 2025, the Group had net cash provided by operating activities of RMB352.0 million, net cash used in operating activities of RMB111.0 million, and net cash provided by operating activities of RMB687.1 million (US$98.2 million) respectively.

As of December 31, 2025, the Group had cash and cash equivalents of RMB5,532.4 million (US$791.1 million), as compared to cash and cash equivalents of RMB4,263.3 million as of December 31, 2024.

The following table sets forth the Group’s total assets, total liabilities and total net assets as of the dates indicated.

	As of December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands)
Total assets	12,482,196	12,464,227	13,612,911	1,946,620
Total liabilities	794,245	1,172,798	1,981,307	283,323
Total net assets(1)	11,687,951	11,291,429	11,631,604	1,663,297
(1)	Defined as total assets minus total liabilities.

The Group’s total net assets decreased from RMB11,688.0 million as of December 31, 2023 to RMB11,291.4 million as of December 31, 2024. The Group’s total net assets increased to RMB11,631.6 million (US$1,663.3 million) as of December 31, 2025, primarily attributable to the increase of accumulated retained earnings and partially offset by the increase in treasury shares as a result of the share repurchases we made under our share repurchase program.

We believe that the anticipated cash flows from operating activities will be sufficient to meet the Group’s anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months. We may, however, need additional cash resources in the future if the Group experiences changes in business conditions or other developments, or if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that the Group’s cash requirements exceed the amount of cash and cash equivalents the Group has on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict the Group’s operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. See “Item 3. Key Information⸺D. Risk Factors⸺Risks Related to Our Business and Industry⸺We may need additional capital to pursue business objectives and respond to business opportunities, challenges or unforeseen circumstances, and financing may not be available on terms acceptable to us, or at all.”

Our ability to manage the Group’s working capital, including receivables and other assets and accrued expenses and other liabilities, may materially affect the Group’s financial condition and results of operations.

The following table sets forth a summary of the Group’s cash flows for the periods presented:

	Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash provided by/(used in) operating activities	352,020	(111,000)	687,058	98,248
Net cash provided by/(used in) investing activities	3,895,444	(2,344,367)	845,438	120,896
Net cash (used in)/provided by financing activities	(565,972)	186,844	555,594	79,449
Cash and cash equivalents, and restricted cash and cash equivalents at beginning of the year	3,572,748	7,266,779	5,044,498	721,354
Cash and cash equivalents, and restricted cash and cash equivalents at end of the year	7,266,779	5,044,498	7,056,034	1,008,999

Operating Activities

Net cash provided by operating activities was RMB687.1 million (US$98.2 million) in 2025, mainly attributable to net income of RMB708.6 million. Adjustments for non-cash and non-operating items include impairment loss from other assets of RMB54.3 million and depreciation and amortization of RMB50.7 million, partially offset by investment income of derivative instruments of RMB188.7 million and unrealized investment income of short-term investments and structured deposits of RMB66.9 million.

Net cash used in operating activities was RMB111.0 million in 2024, mainly attributable to net income of RMB91.7 million. Adjustment for changes in working capital primarily consisted of a decrease in other current and non-current liabilities of RMB125.1 million as a result of income taxes paid and an increase in other current and non-current assets of RMB47.3 million as a result of increase in expenditure for exploration of new business opportunities.

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

Investing Activities

Net cash provided by investing activities was RMB845.4 million (US$120.9 million) in 2025, which was primarily attributable to proceeds from redemption of short-term investments and time and structured deposits of RMB14,556.0 million and collection of deposits related to derivative instruments of RMB345.9 million, partially offset by purchases of short-term investments and time and structured deposits of RMB14,160.3 million.

Net cash used in investing activities was RMB2,344.4 million in 2024, which was primarily attributable to purchases of short-term investments and time and structured deposits of RMB11,345.0 million and payments of deposits related to derivative instruments of RMB1,250.5 million, partially offset by proceeds from redemption of short-term investments and time and structured deposits of RMB10,557.0 million.

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

Financing Activities

Net cash provided by financing activities was RMB555.6 million (US$79.4 million) in 2025, which was primarily attributable to the proceeds from short-term borrowings and partially offset by the repurchase of our ADSs.

Net cash provided by financing activities was RMB186.8 million in 2024, which was primarily attributable to proceeds from short-term borrowings, which was partially offset by the repurchase of our ADSs.

Net cash used in financing activities was RMB566.0 million in 2023, which was primarily due to the repayment of short-term borrowings and repurchases of our ADSs.

Capital Expenditures

The Group made capital expenditures of RMB565.0 million, RMB318.0 million and RMB116.6 million (US$16.7 million) in 2023, 2024 and 2025, respectively. In these periods, the Group’s capital expenditures were mainly used for building construction and purchase of equipment and intangible assets and leasehold improvements. The Group will continue to make capital expenditures to meet the expected growth of its business.

Contractual Obligations

The Group’s capital commitments relate primarily to commitments in connection with the ongoing construction and facility improvements of its headquarters. Total capital commitments contracted but not yet reflected in the financial statements amounted to RMB17.5 million (US$2.5 million) as of December 31, 2025. All of the commitments relating to the construction will be settled in installments.

Holding Company Structure

High Templar Tech Limited is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries, the Group VIEs and their subsidiaries in China. As a result, High Templar Tech Limited’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, each of our PRC subsidiaries is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our PRC subsidiaries, the Group VIEs and their subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our PRC subsidiaries may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion, and the Group VIEs and their subsidiaries may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

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

See “Item 4. Information of the Company⸺B. Business Overview⸺Intellectual Property.”

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2025 that are reasonably likely to have a material effect on the Group’s total net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of March 31, 2026.

Name	Age	Position/Title
Min Luo	43	Chairman and Chief Executive Officer
Long Xu	43	Director and Senior Vice President
David Cui	57	Independent Director
Yifan Li	58	Independent Director
Yan Gao	45	Vice President of Finance

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

Mr. Yifan Li has served as our independent director since October 2017. Mr. Li was the chief finance and investment advisor of Human Horizons Holdings Co. Ltd., a premium luxury electric vehicle manufacturer until December 2023, after servicing as chief financial officer since April 2021. Prior to that, he had served as a board director and a vice president of Geely Holding Group Co., Ltd., an automotive manufacturing company, since October 2014. From May 2014 to September 2014, he was vice president and international chief financial officer of Sanpower Group Co., Ltd., a company in the technology and modern service industries. From December 2010 to February 2014, he served as vice president and chief financial officer of China Zenix Auto International Co., Ltd., a manufacturer of commercial vehicle wheels listed on the NYSE. Mr. Li is also currently a director and a member of the audit committee for a number of companies, including Chagee Holdings Limited (NASDAQ:CHA), Xinyuan Real Estate Co., Ltd. (NYSE: XIN), 36Kr Holdings Inc. (NASDAQ: KRKR). Mr. Li received his MBA from the University of Chicago Booth School of Business in 2000, his master’s degree in accounting from University of Texas at Dallas in 1994, and his bachelor’s degree in economics from Fudan University in 1989. Mr. Li is a Certified Public Accountant in the United States and a Chartered Global Management Accountant. His business address is Suite 2702A, L’AVENUE, 99 Xianxia Road, Chang Ning District, Shanghai 200051.

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

The business address for all of our executive officers and directors is No. 101, Meishe Road, Meilin Street, Tongan District, Xiamen, Fujian Province, the People’s Republic of China.

B.Compensation

In 2025, the Group paid aggregate cash compensation of approximately RMB12.2 million (US$1.8 million) to our directors and executive officers as a group. We did not pay any other cash compensation or benefits in kind to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and the Group VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.

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

2016 Equity Incentive Plan

On December 9, 2016, we adopted the 2016 Equity Incentive Plan, which allows us to grant share options, restricted shares, restricted share units and other share-based awards to our employees, directors and consultants. The maximum number of ordinary shares may be subject to equity awards pursuant to the 2016 Equity Incentive Plan is 15,814,019 initially. On January 1, 2018, and on every January 1 thereafter for eight years, the aggregate number of ordinary shares reserved and available for issuance pursuant to awards granted under the 2016 Equity Incentive Plan will be increased by 1.0% of the total number of ordinary shares outstanding on December 31 of preceding calendar year. Unless terminated earlier, the 2016 Equity Incentive Plan will terminate automatically in 2026.

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

Granted Options

We have granted options to purchase our Class A ordinary shares to certain of our officers, directors, employees and a third-party consultant pursuant to the 2016 Equity Incentive Plan. Certain options previously granted were subsequently canceled. As of March 31, 2026, there was no option that remain unvested.

The table below summarizes, as of the date of this annual report, the options we have granted to our directors and executive officers.

Ordinary
Shares
		Underlying	Option
		Options	Exercise		Option Expiration
Name	Position	Awarded	Price	Grant Date	Date
Long Xu	Director	1,000,000	US$ 0.0	February 23, 2016	No expiration Date
		500,000	US$ 0.0	December 20, 2018	December 20, 2028
		480,000	US$ 0.0	September 22, 2019	September 22, 2029
		330,000	US$ 0.0	December 25, 2019	December 25, 2029
		80,000	US$ 0.0	March 26, 2020	March 26, 2030
Yifan Li	Independent director	*	US$ 0.0	October 18, 2017	October 18, 2027
		*	US$ 0.0	June 14, 2019	June 14, 2029
Yan Gao	Vice President of Finance	*	US$ 0.0	May 3, 2017	May 3, 2027
		*	US$ 0.0	March 12, 2018	March 12, 2028
		*	US$ 0.0	December 20, 2018	December 20, 2028
		*	US$ 0.0	September 22, 2019	September 22, 2029
		*	US$ 0.0	December 25, 2019	December 25, 2029
		*	US$ 0.0	March 26, 2020	March 26,2030
*	Less than 1% of our outstanding shares, assuming conversion of our preferred shares into ordinary shares.

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

In April 2017, we directly issued 13,865,219 ordinary shares pursuant to our 2016 Equity Incentive Plan to Ark Trust in its capacity as trustee of the Equity Incentive Trust. As of March 31, 2026, the Equity Incentive Trust held 3,902,580 Class A ordinary shares. The trust deed provides that Ark Trust shall not exercise the voting rights attached to such ordinary shares unless otherwise directed by the plan administrator, which is our board of directors as of the date of this annual report, or its authorized representative.

C.Board Practices

Our board of directors consists of four directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract or any proposed contract or arrangement in which he is interested, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, provided (a) such director has declared the nature of his interest at the meeting of the board at which the question of entering into the contract or arrangement is first considered if he knows his interest then exists, or in any other case at the first meeting of the board after he knows he is or has become so interested, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Yifan Li and David Cui. Yifan Li is the chairperson of our audit committee. Yifan Li satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Each of Yifan Li and David Cui satisfies the requirements for an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual and will meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act. Our audit committee consist solely of independent directors within one year of our initial public offering.

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

D.Employees

As of December 31, 2025, the Group had a total of 101 employees. The following table sets forth the breakdown of the Group’s employees as of December 31, 2025 by function:

Number of Function	Employees	% of Total
Technology and product development	15	14.9
Finance and legal	41	40.6
Operation management	16	15.8
General administrative and others	29	28.7
Total	101	100

As of December 31, 2025, a majority of the Group’s employees were based in Xiamen in Fujian Province. The remainders of the Group’s employees were based in various other locations across China and overseas.

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

E.Share Ownership

The following table sets forth information as of March 31, 2026 with respect to the beneficial ownership of our ordinary shares by:

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

The total number of ordinary shares outstanding as of March 31, 2026 was 155,283,504, comprising 91,792,332 Class A ordinary shares and 63,491,172 Class B ordinary shares, excluding (i) ordinary shares represented by the ADSs repurchased by the Company, (ii) ordinary shares issuable upon the exercise of outstanding share options and (iii) ordinary shares reserved for future issuance under our share incentive plans:

	Ordinary Shares Beneficially Owned
				Percentage of
			Percentage of	aggregate
	Class A	Class B	total ordinary	voting
	ordinary shares	ordinary shares	shares	power**
Directors and Executive Officers:
Min Luo(1)	2,836,200	63,491,172	42.7	87.8
Long Xu(2)	1,790,000	—	1.1	0.2
David Cui	—	—	—	—
Yifan Li	*	—	*	*
Yan Gao	*	—	*	*
Directors and Executive Officers as a Group	4,911,808	63,491,172	43.6	87.9
Principal Shareholders
Qufenqi Holding Limited	—	63,491,172	40.9	87.4
Guosheng HK(3)	12,670,000	—	8.2	1.7
*	Beneficially owns less than 1% of our outstanding shares.
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

(1)	Represents (i) 2,836,200 Class A ordinary shares held by the spouse of Mr. Min Luo and (ii) 63,491,172 Class B ordinary shares held by Qufenqi Holding Limited, a limited liability company established in the British Virgin Islands. Qufenqi Holding Limited, or Qufenqi, is indirectly wholly owned by a trust of which Mr. Min Luo and his wife are the beneficiaries. Mr. Min Luo is our founder, chairman of the board and chief executive officer. The registered address of Qufenqi Holding Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(2)	Represents 1,790,000 Class A ordinary shares that Mr. Long Xu has the right to acquire pursuant to the terms of the share options held by him.

(3)	Represents 12,670,000 Class A ordinary shares held by Guosheng (Hong Kong) Investment Limited, or Guosheng HK. According to the Schedule 13G/A filed by Guosheng HK and its affiliates on March 10, 2021, or the Guosheng 13G/A, Qufenqi granted voting power over 4,125,698 Class B ordinary shares held by Qufenqi to Guosheng HK, while retaining its economic rights over such 4,125,698 Class B ordinary shares pursuant to a proxy and power of attorney, or the Guosheng proxy, existing at the time. Pursuant to Article 81 of the articles of association of our company, the chairman of any general meeting of our company may refuse to recognize the appointment of proxy under the Guosheng proxy because the Guosheng proxy as an instrument of proxy has expired as being more than 12 months from the date of its execution. Qufenqi informed us that it did not take any action to renew the Guosheng proxy, did not execute any other proxy granting Guosheng HK the right to vote on any of our shares, and does not plan to take any action to revive the effectiveness of the Guosheng proxy. As such, we concluded that Guosheng HK no longer has any voting power over the 4,125,698 Class B ordinary shares held by Qufenqi and should not be viewed as a beneficial owner thereof. According to the Form 144 filed by Guosheng HK on December 5, 2025, Guosheng HK proposed to sell 1,650,000 ADSs, each representing one Class A ordinary share. Guosheng HK has not filed any subsequent amendment to its Schedule 13G/A following this filing. Guosheng HK is a limited liability company incorporated under the laws of Hong Kong and a subsidiary of Guosheng Financial Holding Inc., or Guosheng, a public company listed on the Shenzhen Stock Exchange. Based on Guosheng’s public filings, Jiangxi Provincial Department of Transportation has control over Guosheng as of the date of this annual report. The registered address of Guosheng HK is 14th Floor, the Hong Kong club building NO.3A chater road.

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

A.Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees⸺E. Share Ownership.”

B.Related Party Transactions

Contractual Arrangements with the Group VIEs and Their Shareholders

PRC laws and regulations currently restrict foreign ownership and foreign investment in VATS in China. As a result, we operate our relevant business through contractual arrangements among Shanghai Qufenqi, our wholly-owned PRC subsidiary, Xiamen Quxianxiang, a Group VIE, and the shareholders of Xiamen Quxianxiang. We established a new Group VIE, Xiamen Lexiang in 2017. Shanghai Qufenqi has also entered into a series of contractual arrangements with the aforementioned two Group VIEs and its shareholders. On January 5, 2026, Shanghai Qufenqi obtained direct equity control over Xiamen Lexiang. As a result of this transaction, Xiamen Lexiang ceased to be a Group VIE. For a description of these contractual arrangements, see “Item 4. Information on the Company⸺C. Organizational Structure ⸺Our Contractual Arrangements with the Group VIEs and Their Shareholders.”

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

B.Significant Changes

The Group has not experienced any other significant changes since the date of the Group’s audited consolidated financial statements included in this annual report.

ITEM 9.THE OFFER AND LISTING

A.Offer and Listing Details

Our ADSs, each representing one of our Class A ordinary share, have been listed on the New York Stock Exchange since October 18, 2017 under the symbol “QD.” Our ADSs began trading under the Company’s new name “High Templar Tech Limited,” and its new ticker symbol “HTT,” effective at the start of trading on December 22, 2025.

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

Pursuant to Section 6 of the Tax Concessions Act (2011 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Cabinet:

(1)	that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciations shall apply to us or our operations; and
(2)	that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on our shares, debentures or other obligations or by way of the withholding in whole or in part of any relevant payment as defined in Section 6(3) of the Tax Concessions Act (2011 Revision).

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

As discussed below under “- Passive Foreign Investment Company,” we believe there is a significant risk that we were classified as a passive foreign investment company (a “PFIC”) for United States federal income tax purposes for 2025. In addition, we may be classified as a PFIC for the current taxable year and future taxable years. Accordingly, you are urged to review the discussion below under “- Passive Foreign Investment Company,” and to consult with your tax advisors regarding the tax consequences to you if we were or are classified as a PFIC.

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

Based on the composition and classification of the Group’s income and assets, we believe there is a significant risk that we were classified as a PFIC for United States federal income tax purposes for 2025. In addition, we may be classified as a PFIC for the current taxable year and future taxable years. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that our PFIC status may change due to changes in the Group’s income or asset composition or changes in the value of the Group’s assets. For these purposes, the composition of the Group’s income and assets may be affected by how, and how quickly, the Group uses the cash and other liquid assets that it currently holds. In addition, our PFIC status for future taxable years will depend, in part, on the nature of any new business opportunities that we pursue, and whether the income and assets attributable to any such new business would be considered passive for purposes of the PFIC rules. The calculation of the value of the Group’s assets may be based, in part, on the quarterly market value of our ADSs, which is subject to change. If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares, you will be subject to special tax rules discussed below.

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

As discussed above, we believe there is a significant risk that we were classified as a PFIC for United States federal income tax purposes for 2025. In addition, we may be classified as a PFIC for the current taxable year and future taxable years. Although the determination of whether we are a PFIC is made annually, if we are a PFIC for any taxable year in which you hold our ADSs or Class A ordinary shares, you will generally be subject to the special tax rules described above for that year and for each subsequent year in which you hold the ADSs or Class A ordinary shares (even if we do not qualify as a PFIC in such subsequent years). However, if we cease to be a PFIC, you can avoid the continuing impact of the PFIC rules by making a special election to recognize gain as if your ADSs or Class A ordinary shares had been sold on the last day of the last taxable year during which we were a PFIC. You are urged to consult your own tax advisor about this election.

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

However, notwithstanding the foregoing, we will not be treated as a qualified foreign corporation, and non-corporate United States Holders will not be eligible for reduced rates of taxation, for any dividends that we pay if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. As discussed above under “- Passive Foreign Investment Company,” we believe there is a significant risk that we were classified as a PFIC for United States federal income tax purposes for 2025. In addition, we may be classified as a PFIC for the current taxable year and future taxable years. Therefore, if you are a non-corporate United States Holder, you should not assume that any dividends will be taxed at a reduced rate. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

Subject to certain conditions and limitations (including a minimum holding period requirement) and the Foreign Tax Credit Regulations (as defined below), any PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or Class A ordinary shares will be treated as income from sources outside the United States and will generally constitute passive category income. However, any PRC withholding taxes on dividends will not be creditable against your United States federal income tax liability to the extent withheld at a rate exceeding the applicable rate under the Sino-US Treaty. In addition, Treasury regulations addressing foreign tax credits (the “Foreign Tax Credit Regulations”) impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and unless you elect to claim the benefits of the Sino-US Treaty, there can be no assurance that those requirements will be satisfied. The Department of the Treasury and the IRS are considering proposing amendments to the Foreign Tax Credit Regulations. In addition, notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). Instead of claiming a foreign tax credit, you may be able to deduct PRC withholding taxes in computing your taxable income, subject to generally applicable limitations under United States law (including that a United States Holder is not eligible for a deduction for otherwise creditable foreign income taxes paid or accrued in a taxable year if such United States Holder claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year). The rules governing the foreign tax credit and deductions for foreign taxes are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit or a deduction under your particular circumstances.

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

Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax were imposed on any gain, you may elect to treat such gain as PRC source gain under the Sino-US Treaty. If you fail to make the election to treat any gain as PRC source, then you generally would not be eligible for a foreign tax credit for any PRC tax imposed on the disposition of ADSs or Class A ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income derived from foreign sources. However, pursuant to the Foreign Tax Credit Regulations, unless you elect to claim the benefits of the Sino-US Treaty, any such PRC tax would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other income that you may have that is derived from foreign sources). In such case, the non-creditable PRC tax may reduce the amount realized on the sale, exchange or other taxable disposition of the ADSs or Class A ordinary shares. As discussed above, however, notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). If any PRC tax is imposed upon the disposition of ADSs or Class A ordinary shares and you apply such temporary relief, such PRC tax may be eligible for a foreign tax credit or deduction, subject to the applicable conditions and limitations. You are urged to consult your tax advisors regarding the tax consequences in case any PRC tax is imposed on gain on a disposition of the ADSs or Class A ordinary shares, including the availability of the foreign tax credit or a deduction and the election to treat any gain as PRC source, under your particular circumstances.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our ADSs or Class A ordinary shares and the proceeds from the sale, exchange or other disposition of our ADSs or Class A ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you establish that you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a correct taxpayer identification number and a certification that you are not subject to backup withholding or if you fail to report in full dividend and interest income.

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

The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Our annual report and some of the other information submitted by us to the SEC may be accessed through this web site. Additionally, we will post this annual report on Form 20 - F on our website at http://ir.hightemplar.com.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements. On December 18, 2025, the Holding Foreign Insiders Accountable Act (HFIAA) was enacted as part of the National Defense Authorization Act for Fiscal Year 2026, mandating directors and officers of foreign private issuers to make insider reports under Section 16(a) of the Exchange Act, effective March 18, 2026. Our principal shareholders continue to remain exempt from the reporting under Section 16(a) of the Exchange Act and our directors, officers and principal shareholders continue to remain exempt from the short-swing profit recovery provisions contained in Section 16(b) of the Exchange Act.

The Group’s financial statements have been prepared in accordance with U.S. GAAP.

We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP.

I.	Subsidiary Information

Not applicable.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

A portion of the Group’s revenues, costs and expenses are denominated in currencies other than Renminbi. The functional currency of our company, QD Technologies Limited, QD Data Limited, Qufenqi (HK) Limited, Bloomgoods Inc. and Bloomgoods Limited is the U.S. dollar. The functional currency of LAST MILE EXPRESS PTY LTD and F&H EXPRESS PTY LTD is the Australian dollar. The functional currency of FAST HORSE LIMITED is the New Zealand dollar. The functional currency of our subsidiaries in the PRC, the Group VIEs and the Group VIEs’ subsidiaries in the PRC is the Renminbi. We use Renminbi as our reporting currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the statements of operations. Due to foreign currency translation adjustments, the Group had a foreign translation gain, net, of RMB21.8 million, RMB37.9 million in 2023 and 2024, respectively, and recorded foreign translation loss, net, RMB68.9 million (US$9.9 million) in 2025.

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

Inflation

Since inception, inflation in China has not materially affected the Group’s results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2023, December 2024 and December 2025 were a decrease of 0.3%, an increase of 0.1% and an increase of 0.8% respectively. Although the Group has not been materially affected by inflation in the past, it may be affected if China experiences higher rates of inflation in the future.

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

Payments by Depositary

In 2025, excluding withholding tax, we received US$2.7 million cash payment from Deutsche Bank Trust Company Americas, the depositary bank for our ADR program.

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

As of December 31, 2025, we had used all of the net proceeds received from our initial public offering, which consisted of US$100 million for capital contribution to fund our Dabai Auto business, and US$100 million for investment in Secoo in June 2020, and US$599.6 million to repurchase our outstanding ADSs, including commission paid to brokers.

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

Our management, under the supervision and with the participation of our principal executive officer and our principal accounting officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, as of December 31, 2025. Based on that evaluation, our principal executive officer and principal accounting officer have concluded that our disclosure controls and procedures are effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the SEC.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the Exchange Act). Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, it used the criteria established within the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that, as of December 31, 2025, our internal control over financial reporting was effective.

As discussed in our Annual Report on Form 20-F for the year ended December 31, 2024, our management concluded that there was a material weakness in our internal control over financial reporting related to deficiencies in the operating effectiveness of our information technology general controls, or ITGCs, surrounding MIS system for our last-mile delivery business, specifically relating to the implementation of the adequate controls over the program changes and logical access security for the application system that supports revenue and cost of our last-mile delivery business.

In response to the identified material weakness at December 31, 2024, our management, with oversight from our Audit Committee, made the following changes in its financial reporting processes in 2025:

●	We conducted a comprehensive review of user access across the affected IT systems.
●	We enhanced training of IT staff on the compliance requirement under Section 404 of the Sarbanes-Oxley Act of 2002.
●	We improved the program change process of all self-developed systems with more mandatory verification controls.
●	We implemented a program change review and test plan to monitor ITGCs with a specific focus on our self-developed system.

Prior to the wind-down of the last-mile delivery business in the second quarter of 2025, management implemented and tested the design and operating effectiveness of controls addressing the previously identified deficiencies. Based on this testing, management concluded that the material weakness had been remediated. Following the wind-down of this business, the Company no longer has operations related to this activity and, therefore, controls related to this business no longer exist as of December 31, 2025.

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm, Marcum Asia CPAs LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2025, as stated in its report, which appears on page F-4 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

Except as disclosed in this Item, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with the professional service rendered by Marcum Asia CPAs LLP, our independent public accountant for the periods indicated. We did not pay any other fees to our auditor during the periods indicated below.

	For the Year Ended
	December 31,
	2024	2025

	(in thousands of RMB)
Audit Fees(1)	4,120	4,970
(1)	Audit fees included the aggregate fees billed in each of the fiscal period listed for professional services rendered by our independent public accountants for the audit of our financial statements.

The policy of our audit committee or our board of directors is to pre-approve all audit services provided by our independent public accountant. All of the services of Marcum Asia CPAs LLP for the year ended December 31, 2024 and 2025 described above were in accordance with the audit committee pre-approval policy.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth information about our purchases of outstanding ADSs in 2025:

			Total Number of	Approximate
			ADSs Purchased	Dollar Value of
			as Part of Publicly	ADSs that May
	Total Number of	Average Price	Announced Plans	Yet Be Purchased
Period	ADSs Purchased	Paid per ADS(1)	or Programs(2)	Under the Program(2)
January 2025	1,277,097	US$2.82	1,277,097	US$262,947,650
February 2025	729,105	US$2.89	729,105	US$260,839,310
March 2025	1,592,991	US$2.76	1,592,991	US$256,446,246
April 2025	1,879,812	US$2.49	1,879,812	US$251,765,701
May 2025	1,499,907	US$2.92	1,499,907	US$247,384,692
June 2025	672,174	US$2.93	672,174	US$245,417,023
July 2025	11,218	US$3	11,218	US$245,383,369
August 2025	132,816	US$4.7	132,816	US$244,759,434
September 2025	436,749	US$4.34	436,749	US$242,862,860
October 2025	2,055,013	US$4.55	2,055,013	US$233,504,916
November 2025	1,458,612	US$4.81	1,458,612	US$226,494,563
December 2025	336,334	US$4.84	336,334	US$224,867,221
Total	12,081,828	US$3.45	12,081,828	US$224,867,221
(1)	Each of our ADSs represents one Class A ordinary share. The average price per ADS is calculated using the execution price for each repurchase excluding commissions paid to brokers.
(2)	We announced a share repurchase program in January 2020, under which we may repurchase up to US$500 million worth of our outstanding ADSs over a period of 30 months (the “2020 Share Repurchase Program”). The repurchases have been through various means, including open market transactions, privately negotiated transactions, tender offers or any combination thereof. The repurchases have been effected in compliance with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, and our insider trading policy. We further announced a share repurchase program in June 2022, under which we may repurchase up to US$200 million worth of our outstanding (i) ADSs and/or (ii) Class A ordinary shares over a period of 24 months starting from June 13, 2022 (the “2022 Share Repurchase Program”). Under the 2022 Share Repurchase Program, we may repurchase our ADSs from time to time through open market transactions at prevailing market prices, privately negotiated transactions, block trades or any combination thereof. In addition, we should effect repurchase transactions in compliance with Rule 10b5-1 and/or Rule 10b-18 under the Securities Exchange Act of 1934, as amended, and our insider trading policy. Both 2020 Share Repurchase Program and 2022 Share Repurchase Program had expired as of the date of this annual report. We further announced a share repurchase program in March 2024, under which we may repurchase up to US$300 million worth of our outstanding (i) ADSs and/or (ii) Class A ordinary shares over a period of 36 months starting from June 13, 2024 (the “2024 Share Repurchase Program”). Under the 2024 Share Repurchase Program, we may repurchase our ADSs from time to time through open market transactions at prevailing market prices, privately negotiated transactions, block trades or any combination thereof. In addition, we will also effect repurchase transactions in compliance with Rule 10b5-1 and/or Rule 10b-18 under the Securities Exchange Act of 1934, as amended, and our insider trading policy. The number of ADSs repurchased and the timing of repurchases will depend on a number of factors, including, but not limited to, share price, trading volume and general market conditions, along with our working capital requirements and general business conditions.

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

During the Company’s year ended December 31, 2023, and during the subsequent interim period prior to the engagement of Marcum Asia, neither the Company nor anyone acting on its behalf consulted with Marcum Asia on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company by Marcum Asia that Marcum Asia concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v) of Form 20-F.

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

Under the New York Stock Exchange Listed Company Manual, or the NYSE Manual, U.S. domestic listed companies are required to have a majority of the board consisting of independent directors and have a compensation committee and a nominating/corporate governance committee, each composed entirely of independent directors, which are not required under the Companies Act (As Revised) of the Cayman Islands, our home country. Currently, our board of directors is composed of four members, only two of whom are independent directors. Our nominating and corporate governance committee is composed of two members, only one of whom is an independent director. The NYSE Manual also requires U.S. domestic listed companies to regularly hold executive sessions for non-management directors, or an executive session that only includes independent directors at least once a year. We are not subject to this requirement under the Cayman Islands law and have decided to follow our home country practice on this matter. In addition, the NYSE Manual requires shareholder approval for certain matters, such as requiring that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions to those plans, which is not required under the Cayman Islands law. We intend to follow the home country practice in determining whether shareholder approval is required. Furthermore, we are not required by the NYSE to hold annual shareholders meetings.

ITEM 16H.MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

ITEM 16J.INSIDER TRADING POLICIES

We have updated the Insider Trading Policy governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. A copy of the Insider Trading Policy has been filed herewith as Exhibit 11.2.

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

Mr. Fu has abundant experience in cybersecurity and data security. He was deeply involved in the establishment and management of information security frame-work at those companies. Mr. Fu is in charge of establishing our cybersecurity risk management framework, building up our cybersecurity governance and technical capabilities, covering network border security protection, data security and privacy compliance, and formulating cybersecurity policies and procedures that tailor to the nature of our business, with a focus on prevention, risk control and continuous improvement.

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

ITEM 18.FINANCIAL STATEMENTS

The consolidated financial statements of High Templar Tech Limited its subsidiaries and the Group VIEs are included at the end of this annual report.

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

11.2*	Amended and Restated Statement of Policies Governing Material, Non-Public Information, Trading in Company Securities by Insiders and the Prevention of Insider Trading

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Jingtian & Gongcheng

15.2*	Consent of Ernst & Young Hua Ming LLP

15.3*	Consent of Marcum Asia CPAs LLP

16.1

Letter from Ernst & Young Hua Ming LLP to the Securities and Exchange Commission, dated April 23, 2025 (incorporated by reference to Exhibit 16.1 to our Annual Report on Form 20-F (file no. 001-38230) filed with the Securities and Exchange Commission on April 23, 2025)

Exhibit Number	Description of Document

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

HIGH TEMPLAR TECH LIMITED

By:	/s/ Min Luo
Name:	Min Luo
Title:	Chairman and Chief Executive Officer

Date: April 10, 2026

HIGH TEMPLAR TECH LIMITED

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

High Templar Tech Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of High Templar Tech Limited (the “Company”, formerly known as “Qudian Inc.”) as of December 31, 2025 and 2024, the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2025, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission (2013 framework) and our report dated April 10, 2026, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment assessment of long-lived assets, including intangible assets with definite lives

Critical Audit Matter Description

As of December 31, 2025, the carrying amount of the Company’s long-lived assets was RMB 1,772 million. As described in Note 2 to the financial statements, the Company evaluated its long-lived assets for recoverability due to net operating losses for the year ended December 31, 2025. As of December 31, 2025, the carrying amount of the Company’s building, which was the primary asset of the single entity-wide asset group amounted to RMB 1,540 million. The Company performed a recoverability test by comparing the carrying amount of the asset group to the aggregate undiscounted future cash flows anticipated to arise from the asset group’s continued use and ultimate disposition. Based on the analysis, as the sum of the undiscounted future cash flows exceeds the carrying amount, the asset group is deemed recoverable, and no impairment loss is recognized.

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

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2025.

New York, New York

April 10, 2026

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

To the Shareholders and Board of Directors of

High Templar Tech Limited

Opinion on Internal Control over Financial Reporting

We have audited High Templar Tech Limited’s (the “Company”, formerly known as “Qudian Inc.”) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets as of December 31, 2025 and 2024 and the related consolidated statements of comprehensive income, shareholders’ equity, and cash flows and the related notes (collectively referred to as the “financial statements”) for each of the two years in the period ended December 31, 2025 of the Company, and our report dated April 10, 2026 expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission.

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

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that degree of compliance with the policies or procedures may deteriorate.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2025.

New York, New York

April 10, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of High Templar Tech Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of comprehensive income, shareholders’ equity and cash flows of High Templar Tech Limited (formerly known as Qudian Inc., the “Company”) for the year ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

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

/s/ Ernst & Young Hua Ming LLP

We served as the Company’s auditor from 2016 to 2023.

Shanghai, the People’s Republic of China

April 29, 2024

HIGH TEMPLAR TECH LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2024 AND 2025

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		As of December 31,
	Notes	2024	2025
		RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents		4,263,311,636	5,532,375,615	791,119,191
Restricted cash		781,186,508	1,523,658,125	217,880,214
Short-term investments	3	1,118,547,455	879,224,792	125,727,473
Time and structured deposits		2,009,018,598	1,885,242,800	269,586,135
Derivative instruments-asset	2	—	113,191,365	16,186,150
Accounts receivables (net of allowance of RMB 274,956 and RMB 236 (US$ 34) as of December 31, 2024 and 2025, respectively)	4	34,275,509	5,351,275	765,222
Other current assets (net of allowance of RMB 72,671,045 and RMB 77,493,926 (US$ 11,081,484) as of December 31, 2024 and 2025, respectively)	5	1,933,182,792	1,453,174,071	207,801,128
Total current assets		10,139,522,498	11,392,218,043	1,629,065,513

The accompanying notes are an integral part of these consolidated financial statements.

HIGH TEMPLAR TECH LIMITED

CONSOLIDATED BALANCE SHEETS - continued

AS OF DECEMBER 31, 2024 AND 2025

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		As of December 31,
	Notes	2024	2025
		RMB	RMB	US$
Non-current assets:
Right-of-use assets		158,006,692	92,623,246	13,244,948
Investment in equity method investee	7	146,100,984	126,532,780	18,093,947
Long-term investments (including amounts measured at fair value of RMB 15,163,357 and RMB 14,700,093 (US$ 2,102,085) as of December 31, 2024 and 2025, respectively)	8	78,987,113	72,768,693	10,405,785
Property and equipment, net	9	1,586,033,627	1,677,993,227	239,949,840
Intangible assets		2,207,259	1,586,300	226,838
Other non-current assets (net of allowance of RMB 440,085 and RMB nil (US$ nil) as of December 31, 2024 and 2025, respectively)		353,369,112	249,188,498	35,633,482
Total non-current assets		2,324,704,787	2,220,692,744	317,554,840
TOTAL ASSETS		12,464,227,285	13,612,910,787	1,946,620,353

The accompanying notes are an integral part of these consolidated financial statements.

HIGH TEMPLAR TECH LIMITED

CONSOLIDATED BALANCE SHEETS - continued

AS OF DECEMBER 31, 2024 AND 2025

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		As of December 31,
	Notes	2024	2025
		RMB	RMB	US$
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	10	720,000,000	1,576,000,000	225,365,003
Short-term lease liabilities (including short-term lease liabilities of the consolidated VIEs without recourse to the Company of RMB 67,180 and RMB 44,274 (US$ 6,331) as of December 31, 2024 and 2025, respectively)	6	18,696,986	4,232,810	605,284
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Company of RMB 8,233,771 and RMB 17,207,708 (US$ 2,460,670) as of December 31, 2024 and 2025, respectively)	11	262,077,864	290,251,370	41,505,394
Income tax payable (including income tax payable of the consolidated VIEs without recourse to the Company of RMB nil and RMB 17,953,357 (US$ 2,567,296) as of December 31, 2024 and 2025, respectively)		33,422,727	58,155,740	8,316,160
Derivative instruments-liability (including derivative instruments-liability of the consolidated VIEs without recourse to the Company of RMB nil and RMB 7,799,642 (US$ 1,115,334) as of December 31, 2024 and 2025, respectively)	2	89,894,630	52,011,906	7,437,604
Total current liabilities		1,124,092,207	1,980,651,826	283,229,445

The accompanying notes are an integral part of these consolidated financial statements.

HIGH TEMPLAR TECH LIMITED

CONSOLIDATED BALANCE SHEETS - continued

AS OF DECEMBER 31, 2024 AND 2025

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		As of December 31,
	Notes	2024	2025
		RMB	RMB	US$
Non-current liabilities:
Long-term lease liabilities (including long-term lease liabilities of the consolidated VIEs without recourse to the Company of RMB nil and RMB nil (US$ nil) as of December 31, 2024 and 2025, respectively)	6	48,706,048	655,070	93,674
Total non-current liabilities		48,706,048	655,070	93,674
Total liabilities		1,172,798,255	1,981,306,896	283,323,119

The accompanying notes are an integral part of these consolidated financial statements.

HIGH TEMPLAR TECH LIMITED

CONSOLIDATED BALANCE SHEETS - continued

AS OF DECEMBER 31, 2024 AND 2025

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		As of December 31,
	Notes	2024	2025
		RMB	RMB	US$
Commitments and contingencies	20
Equity:
Class A Ordinary shares (US$0.0001 par value; 656,508,828 shares authorized, 201,304,881 shares issued and 105,198,013 shares outstanding, as of December 31, 2024; 656,508,828 shares authorized, 201,304,881 shares issued and 93,185,285 shares outstanding, as of December 31, 2025)	21	132,052	132,052	18,883
Class B Ordinary shares (US$0.0001 par value; 63,491,172 shares authorized, 63,491,172 shares issued and outstanding, as of December 31, 2024 and 2025)	21	43,836	43,836	6,268
Treasury shares	22	(1,419,285,878)	(1,716,516,330)	(245,458,571)
Additional paid-in capital		4,026,668,369	4,024,378,922	575,478,532
Accumulated other comprehensive income/(loss)		13,751,495	(55,181,141)	(7,890,798)
Retained earnings		8,670,119,156	9,378,746,552	1,341,142,920
Total equity		11,291,429,030	11,631,603,891	1,663,297,234
TOTAL LIABILITIES AND EQUITY		12,464,227,285	13,612,910,787	1,946,620,353

The accompanying notes are an integral part of these consolidated financial statements.

HIGH TEMPLAR TECH LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		For the years ended December 31,
	Notes	2023	2024	2025
		RMB	RMB	RMB	US$
Revenues:
Delivery service income		95,291,863	203,744,767	23,972,162	3,427,974
Sales income and others		31,046,490	12,683,607	16,991,464	2,429,747
Total revenues		126,338,353	216,428,374	40,963,626	5,857,721
Cost of revenues:
Cost of goods sold		(27,716,207)	(1,018,512)	(7,737,150)	(1,106,398)
Cost of delivery services income and other revenues	12	(132,397,662)	(200,004,561)	(30,307,449)	(4,333,908)
Total cost of revenues		(160,113,869)	(201,023,073)	(38,044,599)	(5,440,306)
Operating expenses:
Sales and marketing		(3,796,273)	(5,868,172)	(8,063,980)	(1,153,134)
General and administrative		(273,588,744)	(276,564,752)	(291,503,527)	(41,684,450)
Research and development		(47,763,109)	(58,464,333)	(45,733,544)	(6,539,810)
(Provision for)/Reversal of expected credit losses on receivables and other assets	13	(24,653,548)	18,615,779	(2,121,648)	(303,392)
Impairment loss from other assets		(5,799,642)	(1,570,020)	(54,276,250)	(7,761,401)
Total operating expenses		(355,601,316)	(323,851,498)	(401,698,949)	(57,442,187)
Other operating income		58,368,285	298,363	377,474	53,978
Loss from operations		(331,008,547)	(308,147,834)	(398,402,448)	(56,970,794)
Interest and investment income, net	14.1	255,332,621	380,062,136	990,368,590	141,620,825
Gain/(loss) from equity method investments		3,207,384	(4,048,792)	(18,937,550)	(2,708,034)
Gain on derivative instruments	14.2	153,834,938	19,457,360	188,710,582	26,985,254
Foreign exchange (loss)/gain, net		(2,931,704)	20,658,172	(46,304,828)	(6,621,502)
Other income		29,004,500	61,351,231	26,019,373	3,720,721
Other expenses		(5,965,137)	(11,795,255)	(2,151,744)	(307,695)

The accompanying notes are an integral part of these consolidated financial statements.

HIGH TEMPLAR TECH LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME - continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		For the years ended December 31,
	Notes	2023	2024	2025
		RMB	RMB	RMB	US$
Net income before income taxes		101,474,055	157,537,018	739,301,975	105,718,775
Income tax expenses	15	(62,340,516)	(65,805,623)	(30,674,579)	(4,386,405)
Net income		39,133,539	91,731,395	708,627,396	101,332,370
Earnings per share for Class A and Class B ordinary shares:
Basic	16	0.18	0.50	4.37	0.63
Diluted	16	0.18	0.49	4.25	0.61
Earnings per ADS (1 Class A ordinary share equals 1 ADS):
Basic	16	0.18	0.50	4.37	0.63
Diluted	16	0.18	0.49	4.25	0.61
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	16	217,281,512	182,859,075	162,123,417	162,123,417
Diluted	16	222,222,858	187,780,699	166,905,308	166,905,308
Other comprehensive income
Foreign currency translation adjustment		21,829,283	37,882,398	(68,932,636)	(9,857,236)
Total comprehensive income		60,962,822	129,613,793	639,694,760	91,475,134

The accompanying notes are an integral part of these consolidated financial statements.

HIGH TEMPLAR TECH LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	Class A and B				Accumulated
	Ordinary shares			Additional	other comprehensive
	Number of		Treasury	paid-in	loss/foreign currency	Retained	Total
	Shares Outstanding	Amount	shares	capital	translation adjustment	earnings	equity
		RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2022	232,246,326	175,888	(486,954,953)	4,036,197,237	(45,960,186)	8,539,254,222	12,042,712,208
Repurchase of ordinary shares	(31,870,360)	—	(420,660,053)	—	—	—	(420,660,053)
Exercise of share options	224,925	—	7,987,486	(7,987,273)	—	—	213
Share-based compensation (Note 19)	—	—	—	4,935,782	—	—	4,935,782
Other comprehensive income	—	—	—	—	21,829,283	—	21,829,283
Net income	—	—	—	—	—	39,133,539	39,133,539
Balance at December 31, 2023	200,600,891	175,888	(899,627,520)	4,033,145,746	(24,130,903)	8,578,387,761	11,687,950,972
Repurchase of ordinary shares	(32,156,032)	—	(528,393,708)	—	—	—	(528,393,708)
Exercise of share options	244,326	—	8,735,350	(8,735,172)	—	—	178
Share-based compensation (Note 19)	—	—	—	2,257,795	—	—	2,257,795
Other comprehensive income	—	—	—	—	37,882,398	—	37,882,398
Net income	—	—	—	—	—	91,731,395	91,731,395
Balance at December 31, 2024	168,689,185	175,888	(1,419,285,878)	4,026,668,369	13,751,495	8,670,119,156	11,291,429,030
Repurchase of ordinary shares	(12,081,828)	—	(299,619,946)	—	—	—	(299,619,946)
Exercise of share options	69,100	—	2,389,494	(2,389,447)	—	—	47
Other comprehensive loss	—	—	—	—	(68,932,636)	—	(68,932,636)
Net income	—	—	—	—	—	708,627,396	708,627,396
Capital injection	—	—	—	100,000	—	—	100,000
Balance at December 31, 2025	156,676,457	175,888	(1,716,516,330)	4,024,378,922	(55,181,141)	9,378,746,552	11,631,603,891

The accompanying notes are an integral part of these consolidated financial statements.

HIGH TEMPLAR TECH LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income	39,133,539	91,731,395	708,627,396	101,332,370
Adjustments to reconcile net income to net cash provided by/ (used in) operating activities:
Provision for/ (Reversal of) expected credit loss for receivables and other assets	24,653,548	(18,615,779)	2,121,648	303,392
Impairment loss from other assets	5,799,642	1,570,020	54,276,250	7,761,401
Depreciation and amortization	13,915,526	22,506,444	50,698,734	7,249,823
Amortization of right-of-use assets	27,357,349	32,958,949	16,120,422	2,305,190
Loss on disposal of property and equipment	2,568,274	690,098	982,761	140,533
Share-based compensation expense	4,935,782	2,257,795	—	—
Losses/(Income) from equity method investments	(3,207,384)	4,048,792	18,937,550	2,708,034
Unrealized investment income of short-term investments and structured deposits	(13,304,022)	(128,094,346)	(66,880,381)	(9,563,767)
Investment losses of long-term investments	13,502,789	131,604,073	6,218,420	889,222
Investment income of derivative instruments	(153,834,938)	(19,457,360)	(188,710,582)	(26,985,254)
Foreign exchange loss/(gain), net	2,931,704	(20,658,172)	46,304,828	6,621,502
Changes in operating assets and liabilities:
Accounts receivables	(26,082,307)	(8,468,158)	29,198,954	4,175,395
Deferred tax assets and liabilities	(2,117,892)	—	—	—
Other current and non-current assets	395,362,790	(47,282,039)	31,168,387	4,457,020
Operating lease liabilities	(25,839,863)	(30,645,878)	(13,668,558)	(1,954,578)
Other current and non-current liabilities	46,245,024	(125,146,062)	(8,337,623)	(1,192,265)
Net cash provided by/(used in) operating activities	352,019,561	(111,000,228)	687,058,206	98,248,018
Cash flows from investing activities:
Proceeds from redemption of short-term investments and time and structured deposits	22,690,772,623	10,556,981,319	14,556,046,559	2,081,486,974
Proceeds from redemption of long-term investments	15,861,577	1,132,210	—	—
Principal collection of secured lending	11,775,050	236,539,876	45,899,180	6,563,495
Principal collection of finance lease receivables	5,953,915	—	—	—
Payments to originate secured lending	(100,000,000)	(242,436,280)	—	—
Proceeds from disposal of long-term assets	4,698,769	975,009	174,503,728	24,953,701
Purchases of short-term investments and time and structured deposits	(19,193,774,685)	(11,345,027,121)	(14,160,308,769)	(2,024,897,223)
Purchases of property and equipment, intangible assets and land use right	(565,028,199)	(317,998,577)	(116,616,188)	(16,675,893)
Purchase of long-term investment	(22,910,000)	—	—	—
Purchase of equity method investment	—	(14,000,000)	—	—
Collection/(Payments) of deposits related to derivative instruments	1,048,095,123	(1,250,533,516)	345,913,575	49,464,983
Film investment as passive investor	—	30,000,000	—	—
Net cash provided by/ (used in) investing activities	3,895,444,173	(2,344,367,080)	845,438,085	120,896,037

HIGH TEMPLAR TECH LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Proceeds from capital injection	—	—	100,000	14,300
Proceeds from short-term borrowings	—	720,000,000	1,576,000,000	225,365,003
Proceeds from exercise of share options	213	—	—	—
Repayment of borrowings	(145,311,721)	—	(720,000,000)	(102,958,631)
Repurchase of ordinary shares	(420,660,053)	(533,156,442)	(300,505,804)	(42,971,758)
Net cash (used in)/provide by financing activities	(565,971,561)	186,843,558	555,594,196	79,448,914
Effect of exchange rate changes	12,538,338	46,243,392	(76,554,891)	(10,947,204)
Net increase/(decrease) in cash and cash equivalents, and restricted cash and cash equivalents	3,694,030,511	(2,222,280,358)	2,011,535,596	287,645,765
Cash and cash equivalents, and restricted cash and cash equivalents at beginning of the year	3,572,747,991	7,266,778,502	5,044,498,144	721,353,640
Cash and cash equivalents, and restricted cash and cash equivalents at end of the year	7,266,778,502	5,044,498,144	7,056,033,740	1,008,999,405
Reconciliation of cash and cash equivalents, and restricted cash and cash equivalents to the consolidated balance sheets
Cash and cash equivalents	7,207,343,478	4,263,311,636	5,532,375,615	791,119,191
Restricted cash and cash equivalents	59,435,024	781,186,508	1,523,658,125	217,880,214
Total cash and cash equivalents, and restricted cash and cash equivalents	7,266,778,502	5,044,498,144	7,056,033,740	1,008,999,405
Supplemental disclosures of cash flow information:
Income taxes paid	43,369,793	144,224,535	5,791,999	828,245
Interest expense paid	—	—	32,227,052	4,608,405

The accompanying notes are an integral part of these consolidated financial statements.

HIGH TEMPLAR TECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

1. Organization

High Templar Tech Limited (the “Company”, formerly known as Qudian Inc., and where appropriate, the term “Company” also refers to its subsidiaries, variable interest entities (“VIEs”) and subsidiaries of the VIEs, is a limited company incorporated in the Cayman Islands under the laws of the Cayman Islands on November 16, 2016. The Company, through its subsidiaries, VIEs and subsidiaries of the VIEs, are principally engaged in providing borrowers with merchandise and cash installment credit services, credit facilitation services, transaction services, automobile financing services, educational service, ready-to-cook meal sales, other products sales in the People’s Republic of China (the “PRC”), and delivery services in markets such as Australia and New Zealand. The Company does not conduct any substantive operations of its own. As PRC law and regulations prohibit foreign control of companies involved in internet value-added business, the Company conducts its primary business operations through its subsidiaries incorporated in mainland China and contractual arrangements with the variable interest entities based in mainland China.

As of December 31, 2025, the Company’s main subsidiaries and VIEs are as follows:

			Percentage of
			legal
			ownership by
		Place of	the
Entity	Date of incorporation	incorporation	Company	Principal activities
Subsidiaries
QD Data Limited	December 2, 2016	Hong Kong (“HK”)	100%	Investment holding
QD Technologies Limited	November 23, 2016	British Virgin Islands (“BVI”)	100%	Investment holding
Qufenqi (Shanghai) Information Technology Co., Ltd. (“Qufenqi Shanghai” formerly known as Qufenqi (Ganzhou) Information Technology Co.）	September 5, 2016	PRC	100%	Investment holding, research and development
Xiamen Qudian Financial Lease Ltd. (“Xiamen Financial Lease”)	April 21, 2017	PRC	100%	Financial lease
Qufenqi (HK) Limited (“Qufenqi HK”)	April 28, 2014	HK	100%	Investment holding
Xiamen Qudian Technology Co., Ltd. (“Xiamen Qudian”)	April 1, 2017	PRC	100%	Technology development and service, sale of products
Bloomgoods Inc. (“Bloomgoods Inc.”)	June 28, 2018	Cayman Islands	100%	Investment holding
Xiamen Happy Time Technology Co., Ltd. (“Xiamen Happy Time”)	September 5, 2018	PRC	100%	Technology development and service
Bloomgoods Limited (“Bloomgoods Limited”)	June 29, 2018	BVI	100%	Investment holding
Bloomgoods (HK) Limited (“Bloomgoods (HK) Limited”)	May 12, 2020	HK	100%	Investment holding
F&H EXPRESS PTY LTD (“F&H EXPRESS PTY”)	December 9, 2022	Australia	100%	Delivery service
LAST MILE EXPRESS PTY LTD (“LAST MILE EXPRESS”)	October 17, 2022	Australia	100%	Delivery service
VIEs
Xiamen Quxianxiang Time Technology Co., Ltd. (“Xiamen Quxianxiang”)	April 9, 2014	PRC	Nil	Technology development and service, sale of products
Xiamen Lexiang Time Technology Co., Ltd. (“Xiamen Lexiang”)	November 25, 2016	PRC	Nil	Technology development service, sale of products and educational services

HIGH TEMPLAR TECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

The Company, through Qufenqi Shanghai (the “WFOE”) entered into power of attorney and an exclusive call option agreement with the nominee shareholders of the VIEs that gave the WFOE the power to direct the activities that most significantly affect the economic performance of the VIEs and acquire the equity interests in the VIEs when permitted by the PRC laws, respectively. Certain exclusive agreements have been entered into with the VIEs through the WFOE, which obligate the WFOE to absorb a majority of the risk of loss from the VIEs’ activities and entitle the WFOE to receive a majority of their residual returns. In addition, the Company has entered into share pledge agreements for the equity interests in the VIEs held by the nominee shareholders of the VIEs. The Company agreed to provide unlimited financial support to the VIEs for their operations. In addition, pursuant to the resolutions of all shareholders of the Company and the resolutions of the board of directors of the Company (the “Resolutions”), the board of directors of the Company (the “Board of Directors”) or any officer authorized by the Board of Directors (the “Authorized Officer”) shall cause the WFOE to exercise the rights under the power of attorney entered into among the WFOE, the VIEs and the nominee shareholders of the VIEs and the WFOE’ rights under the exclusive call option agreement between the WFOE and the VIEs. As a result of the Resolutions and the provision of unlimited financial support from the Company to the VIEs, the Company has been determined to be most closely associated with the VIEs within the group of related parties and was considered to be the Primary Beneficiary.

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

HIGH TEMPLAR TECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

HIGH TEMPLAR TECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

(2)	Resolutions of all shareholders and resolution of the board of directors of High Templar Tech Limited

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

HIGH TEMPLAR TECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

Except for the deposits that were held by banks and other institutions, and other funding partners (collectively referred to as the “Funding Partners”) as guaranteed deposits, there was no other pledge or collateralization of the VIEs’ assets. Creditors of the VIEs have no recourse to the general credit of the Company, who is the primary beneficiary of the VIEs, through its WFOE. The Company has not provided any financial or other support that it was not previously contractually required to provide to the VIEs during the periods presented. The carrying amounts of the assets, liabilities and the results of operations of the VIEs and VIEs’ subsidiaries are presented in aggregate due to the similarity of the purpose and design of the VIEs and VIEs’ subsidiaries, the nature of the assets in these VIEs and VIEs’ subsidiaries and the type of the involvement of the Company in these VIEs and VIEs’ subsidiaries. The carrying amounts of the assets, liabilities and the results of operations of the VIEs and VIEs’ subsidiaries included in the Company’s consolidated balance sheets and statements of comprehensive (loss) income are as follows:

	As of December 31,
	2024	2025
	RMB	RMB	US$
Amounts due from group companies	488,678,227	529,739,389	75,751,725
Other current assets*	4,097,569,900	5,099,441,409	729,210,423
Total current assets	4,586,248,127	5,629,180,798	804,962,148
Total non-current assets**	2,623,967,844	1,880,476,320	268,904,537
Total assets	7,210,215,971	7,509,657,118	1,073,866,685
Amounts due to group companies	5,099	13,305,968	1,902,728
Other current liabilities	8,300,951	43,004,982	6,149,631
Total current liabilities	8,306,050	56,310,950	8,052,359
Total liabilities	8,306,050	56,310,950	8,052,359

The following table sets forth the results of operations of the VIEs included in the Company’s consolidated statements of comprehensive income/(loss):

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Revenues	47,770,942	198	2,914,256	416,733
Net income /(loss)***	171,107,836	(448,652,409)	279,960,596	40,033,833

* As of December 31 2025, other current assets primarily include cash and cash equivalents of RMB 1,466 million (US$ 210 million), restricted cash of RMB 1,487 million (US$ 213 million), short term deposit of RMB 854 million (US$122 million), and time and structured deposits of RMB 750 million (US$ 107 million).

** As of December 31, 2025, total non-current assets primarily include long-term equity investments of RMB 1,556 million (US$ 223 million), which mainly consist of an investment in the subsidiary, Shenzhen Qudian Investment Partnership (Limited Partnership).

*** As of December 31, 2025, net income primarily includes interest and investment income of RMB 378 million (US$54 million) and investment income of derivative instruments of RMB 132 million (US$19 million), partially offset by general and administrative expenses of RMB 180 million (US$26 million).

HIGH TEMPLAR TECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

1. Organization - continued

The following is a summary of the VIE Agreements: - continued

The table sets forth the cash flows of the VIEs included in the Company’s consolidated statements of cash flows:

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Net cash provided by/ (used in) operating activities	1,132,978,031	(1,349,175,834)	(122,542,784)	(17,523,385)
Net cash provided by/ (used in) investing activities	1,449,584,102	(561,586,008)	173,360,780	24,790,262
Net cash (used in) financing activities	(111,291,410)	(156,112,319)	—	—

The carrying amounts of the assets, liabilities and the results of operations of the VIEs and their subsidiaries are presented in aggregate due to the similarity of the purpose and design of the VIEs and their subsidiaries, the nature of the assets in these VIEs and their subsidiaries and the type of the involvement of the Company in these VIEs and their subsidiaries.

The amounts of the net assets of the VIEs were RMB 7,202 million and RMB 7,453 million (US$ 1,066 million) as of December 31, 2024 and 2025. The creditors of the VIEs’ third-party liabilities did not have recourse to the general credit of the Primary Beneficiary in the normal course of business.

Share Based Payment Trust

On December 30, 2016, the board of the Company approved and set up HTT Equity Incentive Trust (the “Share Based Payment Trust”) for the purpose of holding options awarded to certain employees and the underlying shares before they are exercised as instructed by the employees. Upon the exercise of the options, the shares will be transferred to the relevant employees. As the Company has the power to govern the financial and operating policies of the Share Based Payment Trust and derives benefits from the contributions of the employees who have been awarded the options of the Company through their continued employment with the Company, the assets and liabilities of the Share Based Payment Trust are included in the consolidated balance sheets.

HIGH TEMPLAR TECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Areas where management uses subjective judgment include, but are not limited to, allowance for loan principal and financing service fee receivables, allowance for finance lease receivables, allowance for other receivables, impairment of other assets, incremental borrowing rates for lease liabilities, impairment of equity investment, impairment of long-lived assets, valuation allowance for deferred tax assets, uncertain tax positions, and fair value of investments. Actual results could differ from these estimates, and as such, differences may be material to the consolidated financial statements.

Revenue recognition

The Company generates revenues primarily by providing delivery services, ready-to-cook meal products and others.

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

HIGH TEMPLAR TECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued

Revenue recognition - continued

Sales income

The Company recognizes revenue from product sales through its platform of ready-to-cook meal and other products, in “Sales income and others” in consolidated statements of comprehensive income. The Company’s single performance obligation is to sell products to customers. The Company acts as a principal as it takes control of the products before they are transferred to customers. The Company is also primarily obligated for the products sold to the customers, bears inventory risks and has the latitude in establishing prices. Revenue is measured based on the amount of consideration the Company expects to receive reduced by value-added tax, discounts and estimates for product returns. Product returns are estimated using the expected value method based on historical return patterns. Revenues are recognized at a point in time when the products are accepted by the customers. As of December 31, 2023, 2024 and 2025, estimated product returns were not material.

Delivery services income

In 2023, 2024 and the first two quarters of 2025, the Company provided “last mile” package delivering service from warehouses to the locations in Australia and New Zealand designated by international delivery customers after the packages were shipped by international delivery customers from China to Australia and New Zealand. The Company’s customers are international delivery channel companies. The Company concludes that it acts as a principal in these transactions as the Company is primarily responsible for the delivery of packages and has the ability to control the related services. The Company has the ability to control the services provided by delivery drivers as it is responsible for identifying qualifying drivers and directing them to complete the deliveries. Additionally, the Company has ultimate control over the amounts charged to the customers. Revenues resulting from these services are recognized on a gross basis at a fixed rate or a pre-determined amount for each completed delivery, with the amounts paid to the drivers recorded in costs of revenue. These revenues are recognized at the point of delivery of package.

Cost of delivery services income and other revenues

Cost of delivery services income and other revenues primarily consists of fulfillment expenses, packaging material, and the purchase price of products, mainly including the amounts paid to the drivers for delivery services.

Leases

Operating leases

The Company has operating leases for certain office rentals and regional processing centers as a lessee. At inception of a contract, the Company determines whether that contract is or contains a lease. For each lease arrangement identified, the Company determines its classification as an operating or finance lease.

HIGH TEMPLAR TECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

If there is a lease modification, the Company considers whether the lease modification results in a separate contract. If so, the Company accounts for the separate contract in the same manner as any other new lease, in addition to the original unmodified contract. Otherwise, the Company remeasures and reallocates the remaining consideration in the contract, reassesses the classification of the lease at the effective date of the modification and accounts for any initial direct costs, lease incentives and other payments made to or by the lessee. If the modification fully or partially terminates the existing lease, the Company remeasures the lease liability and decreases the carrying amount of the right-of-use asset in proportion to the full or partial termination of the existing lease and recognizes in profit or loss any difference between the reduction in the lease liability and the reduction in the right-of-use asset.

Besides, operating lease expense is recognized as a single lease cost on a straight-line basis over the lease term and is included in cost of goods sold, cost of delivery services income and other revenues and general and administrative expenses, in the consolidated statements of comprehensive income. Lease liabilities that become due within one year after the balance sheet date are classified as current liabilities.

Land lease right of use asset

All land in the PRC is owned by the PRC government. The PRC government may sell land use rights for a specified period of time. Land use rights represent operating leases in accordance with ASC 842, Leases (ASC 842). The purchase price of land use rights represents lease prepayments to the PRC government and is recorded as an operating lease right-of-use (“ROU”) asset in the consolidated balance sheet. The ROU asset is amortized over the remaining lease term – 33 years.

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

HIGH TEMPLAR TECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

Short-term investments and structured deposits

Short-term investments include (i) wealth management products with the intention to sell in the near term which are classified as trading securities and measured at fair value; (ii) wealth management products with original maturities less than one year; (iii) marketable equity securities (level 1) and restricted equity securities (level 2) in listed companies, both of which are measured at fair value. For trading securities, the realized investment income and changes in fair value are recognized in interest and investment income in the consolidated statements of comprehensive income. The banks or trust companies publish the redemption price of wealth management products daily (level 1) or publish their net value on a regular basis (level 2). The products that have fixed interest rates are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity and are recorded at amortized cost.

Structured deposits are financial instruments with fixed maturity dates. The Company classifies structured deposits that have fixed interest rates as held-to-maturity debt investments in accordance with ASC 320, as it has the positive intent and ability to hold these investments to maturity. These deposits are stated at amortized cost, net of any allowance for credit losses. The fair value of structured deposits is estimated using prevailing interest rates (level 2).

The Company utilized a forward-looking CECL model to assess the credit loss of financial instruments measured at amortized cost. Based upon the Company’s assessment of various factors, including historical experience, credit quality of the related financial institutions, and other factors that may affect its ability to collect the short-term investment, the Company determined there were no credit losses for the years ended December 31, 2023, 2024 and 2025.

The Company recorded interest income from the held-to maturity investments of RMB 80,693,057, RMB 51,034,427 and RMB 22,823,764 (US$ 3,263,755), and investment income from other short-term investments carried at fair value of RMB 77,394,955,RMB 315,013,325 and RMB 862,264,850 (US$ 123,302,234) in the consolidated statements of comprehensive income for the years ended December 31, 2023, 2024, and 2025, respectively.

Time deposit

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

HIGH TEMPLAR TECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued

Derivative instruments

In 2025, the Company entered into total return swap contracts with CITIC Securities Company Limited (“CITIC”), Guotai Haitong Securities Co., Ltd (“GTHT”) and GF Securities Co. Ltd (“GF”) respectively, for the purpose of generating return from Chinese public companies’ ADSs in the US stock markets. In exchange, the Company paid CITIC, GTHT and GF a periodic interest based on SOFR plus fixed rate published by CICC, GTHT and GF. The Company net settles all total return swap contracts with CICC, GTHT and GF.

The total notional amount of the outstanding contracts was RMB 267,280,381 and RMB 824,279,618 (US$ 117,870,418) as of December 31, 2024 and 2025, respectively. The total return swap contracts can be initiated and terminated upon requests of the Company. The Company accounts for the total return swap contracts in accordance with ASC 815, Derivatives and hedging. The total return swap contracts were measured at fair value, which are primarily based on the change in the market value of the ADSs underlying the total return swap contracts, recorded as earnings. As there is no initial cost associated with the derivative, the net unrealized gain/(loss) represents the derivative’s fair value which is classified as derivative instruments-asset/(liability) within the consolidated balance sheets. The cumulative unrealized investment loss as of December 31, 2024 and 2025 related to the total return swap contracts were RMB 89,894,630 and RMB 52,011,906 (US$ 7,437,604), respectively. The cumulative unrealized investment gain as of December 31, 2024 and 2025 related to the total return swap contracts were RMB nil and RMB 113,191,365 (US$ 16,186,150).

The total return swap contracts may expose the Company to credit risk to the extent that the counterparty may be unable to meet the terms of the arrangement. The Company mitigates this credit risk by transacting with a counterparty with high credit ratings. The Company pledged cash collateral of RMB 267,280,381and 824,279,618 (US$ 117,870,418) to CITIC and GF for its total return swap contracts as of December 31, 2024 and 2025, respectively. The Company also prepaid RMB 1,231,094,816 and RMB 369,603,877 (US$ 52,852,651) to these securities companies for new contracts to be entered into in the future as of December 31, 2024 and 2025 respectively. (Note 5)

HIGH TEMPLAR TECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued

Account Receivables.net

Account receivables represent the considerations for which the Company has satisfied its performance obligations and has the unconditional right to consideration. The allowance for account receivables is calculated based on historical loss experience using probability of default (PD) and loss given default (LGD) methods. LGD is determined by referencing historical recovery experience and market-observable data for similar financial instruments. The Company applies a consistent credit risk management framework to the entire portfolio of account receivables in accordance with ASC 326 and adjusts the allowance that is determined by the PD and LGD methods for various qualitative factors that reflect reasonable and supportable forecasts of future economic conditions. These factors may include gross-domestic product rates, consumer price indexes, per capita consumption expenditure and other considerations. The Company analyzes a combination of qualitative factors to the change in roll rate using a regression model. Factors that had a strong correlation and economic and commercial significance were selected for the model.

Account receivables were RMB 34,275,509 and RMB 5,351,275 (US$ 765,222) as of December 31, 2024 and 2025 respectively, net of allowance of RMB 274,956 and RMB 236 (US$ 34), respectively.

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

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the weighted-average cost method.

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

HIGH TEMPLAR TECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

Depreciation is recorded starting at the time when assets are ready for the intended use. Retirements, sales and disposals of assets are recorded net of the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of comprehensive income.

Intangible assets

Intangible assets represent purchased computer software. These intangible assets are amortized on a straight-line basis over their estimated useful lives of the respective assets, most of which vary from 1-10 years.

HIGH TEMPLAR TECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

Impairment of long-lived assets, including intangible assets with definite lives

The Company evaluates long-lived assets, such as fixed assets, right-of-use assets and construction in progress, for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC Topic 360, Property, Plant and Equipment. When such events occur, the Company assesses the recoverability of the asset group based on the undiscounted future cash flows the asset group is expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset group plus net proceeds expected from disposition of the asset group, if any, is less than the carrying value of the asset group. As of December 31, 2025, as the Company’s long-lived assets are located at the headquarter and being used together by the headquarter staff in centrally managing both cash management and the exploration of new businesses, such long-lived assets are included in a single entity-wide asset group. Within such asset groups, the building is considered the primary asset as it is the most significant long-lived asset. If the Company identifies an impairment, the Company reduces the carrying amount of the asset group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. The Company uses estimates and judgments in its impairment tests and if different estimates or judgments have been utilized, the timing or the amount of any impairment charges could be different. The Company evaluates its long-lived assets for recoverability due to net operating losses for the year ended December 31, 2025. As the sum of the undiscounted future cash flows exceeds the carrying amount, the asset group is deemed recoverable, and no impairment loss is recognized.

Employee defined contribution plan

Full time employees of the Company in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Company make contributions to the government for these benefits based on a certain percentage of the employee’s salaries. The Company has no legal obligation for the benefits beyond the contributions. The total amount that was expensed as incurred, was RMB 14,321,884, RMB 19,125,406 and RMB 18,416,589 (US$ 2,633,537) for the years ended December 31, 2023, 2024 and 2025, respectively.

HIGH TEMPLAR TECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued

Advertising costs

Advertising costs are expensed as incurred in accordance with ASC 720-35, Other Expense-Advertising costs. Advertising costs were RMB 946,664, RMB 53,979 and RMB 3,992,262 (US$ 570,886) for the years ended December 31, 2023, 2024 and 2025, respectively. Advertising costs are included in sales and marketing expenses in the consolidated statements of comprehensive income.

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

Government financial incentives received involve no future conditions or continuing performance obligations of the Company and are recognized as other operating income. The Company recognized government grants of RMB 5,483,308, RMB 175,519 and RMB 51,796 (US$ 7,407) during the years ended December 31, 2023, 2024 and 2025, respectively, in other operating income in the consolidated statements of comprehensive income.

Value added taxes

Xiamen Youqi Technology Co., Ltd. and other companies related to expanding new business opportunities are small-scale VAT taxpayers with an applicable VAT rate of 3%. The other subsidiaries of the VIEs are all general VAT taxpayers (applicable tax rate: 6% or 13%).

VAT is reported as a deduction to revenue when incurred and amounted to RMB 26,906,439, RMB 52,519,936 and RMB 57,324,548 (US$ 8,197,301) for the years ended December 31, 2023, 2024 and 2025, respectively. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Output VAT receivable net of input VAT payable is recorded in accrued expenses and other current liabilities on the consolidated balance sheets.

Goods and services tax (‘GST’)

Revenues, expenses and assets are recognized net of the amount of associated GST, unless the GST incurred is not recoverable from the Australian Tax Office. In this case it is recognized as part of the cost of the acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the tax authority is included in other receivables or other payables on the consolidated balance sheets. Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the tax authority, are presented as operating cash flows.

HIGH TEMPLAR TECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

Income Taxes (“ASC 740”), in accounting for uncertainty in income taxes. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Company has elected to classify interest and penalties related to an uncertain tax position (if and when required) as part of income tax expense in the consolidated statements of comprehensive income. In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Company’s PRC subsidiaries. Accordingly, the PRC subsidiaries’ tax years of 2020– 2025 remain open to examination by the respective tax authorities. The Company may also be subject to the examination of the tax filings in other jurisdictions, which are not material to the consolidated financial statements.

Segment information

In accordance with ASC 280 Segment Reporting, operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Company’s Chief Executive Officer is the Company’s CODM. The CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. As such, the Company has determined that it operates as one operating segment, with consolidated net income (loss) being the measure of segment profitability. The CODM assesses performance for the Company, monitors budget versus actual results, and determines how to allocate resources based on consolidated net income (loss) as reported in the consolidated statements of Comprehensive income. There are no other expense categories regularly provided to the CODM that are not already included in the primary financial statements herein. During the years ended December 31, 2023, 2024, and 2025, although the Company generated substantially all of its revenue from clients in mainland China, Australia and New Zealand, it did not maintain material long-lived assets outside of mainland China and Hong Kong. Accordingly, no separate geographical segment information is presented in 2023, 2024 and 2025, the CODM reviewed the consolidated results when making decisions about allocating resources and assessing performance of the Company as a whole, and the Company had only one reportable segment.

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

HIGH TEMPLAR TECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

HIGH TEMPLAR TECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued

Convenience translation for financial statements presentation

Translations of amounts from RMB into US$ for the convenience of the readers were calculated at the exchange rate of RMB 6.9931 per US$ 1.00 on December 31, 2025, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been or could have been converted into US$ at such rate.

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

Deposits held in mainland China are subject to restrictions on foreign exchange and the ability to transfer cash outside of mainland China. In May 2015, a new Deposit Insurance System (“DIS”) managed by the People’s Bank of China (“PBOC”) was implemented by the Chinese government. Deposits in the licensed banks in mainland China are protected by DIS, up to a limit of RMB500 thousands.

HIGH TEMPLAR TECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued

Significant risks and uncertainties - continued

Concentration of credit risk - continued

The Company places its cash and cash equivalents, short-term investments, derivative instruments, cash collateral for derivatives and other receivables with reputable counterparties that have high-credit ratings and quality. There has been no recent history of default in relation to these counterparties. For the year ended December 31, 2024, China Merchants Bank Co., Ltd. accounted for 22% of the total financial assets, or approximately RMB1,831 million (US $251 million). For the year ended December 31, 2025, China Zheshang Bank Co., Ltd. and China Merchants Bank Co., Ltd. represented 20% and 10% of the total financial assets, amounted to approximately RMB 2,289 million (US $327 million) and RMB 1,171 million (US $167 million), respectively.

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

Concentration risk of revenue and customers

A substantial portion of the Company’s total revenue is attributable to key customers. For the year ended December 31, 2025, three customers, Customer A, Customer B, and Customer C, accounted for 24%, 19%, and 10% of the total revenue, representing approximately RMB 9,634,779 (US$ 1,377,755), RMB 7,872,475 (US$ 1,125,749) and RMB 4,261,328 (US$ 609,362) respectively.

For the year ended December 31, 2024, four customers, Customer C, Customer B, Customer D, and Customer A, accounted for 39%, 22%, 11% and 10% of total revenue, representing approximately RMB 83,463,994, RMB 47,629,353, RMB 24,452,405, and RMB 22,125,951 respectively.

For the year ended December 31, 2023, two customers, Customer D and Customer C, accounted for 36% and 13% of total revenue, representing approximately RMB 45,749,204 and RMB 16,198,314 respectively.

HIGH TEMPLAR TECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies - continued

Significant risks and uncertainties – continued

Concentration risk of revenue and customers - continued

Similarly, the Company’s total accounts receivables are concentrated with a limited number of customers. As of the year ended December 31, 2025, Customer A represented 98% of the total accounts receivables, amounting to approximately RMB 5,230,801 (US$ 747,995). This outstanding balance was subsequently and fully collected in January 2026. As of December 31, 2024, Customer C, Customer B, and Customer A represented 38%, 27%, and 26% of the total accounts receivable balance, amounting to approximately RMB 13,291,323, RMB 9,300,571 and RMB 9,028,752 respectively.

The Company monitors these concentrations as part of its standard business practices.

Recently Adopted Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topics 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), which improves the transparency of income tax disclosures by requiring consistent categories and greater disaggregation of information in the effective tax rate reconciliation and income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. The Company adopted ASU 2023-09 for its annual period beginning January 1, 2025, on a prospectively basis. See Note 15 Income taxes, for further information.

New and Amended Standards Not Adopted by the Company

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

In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326), Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provides a practical expedient when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606, Revenue from Contracts with Customers. The practical expedient assumes that current conditions as of the balance sheet date do not change for the remaining life of the assets. The guidance is effective for the Company beginning January 1, 2026, with early adoption permitted. The Company is currently evaluating the effect of adopting the ASU on its consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06, Intangible - Goodwill and Other Internal-Use Software (Subtopic 350-40), Targeted Improvements to the Accounting for Internal-Use Software, which modernizes the accounting guidance for costs to develop software for internal use. It removes the previous development stage model and introduces a more judgment-based approach. The guidance is effective for the Company for the beginning January 1, 2028, with early adoption permitted. The Company is currently evaluating the effect of adopting the ASU on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. The update provides recognition, measurement, presentation, and disclosure requirements for government grants, including guidance for grants related to an asset and grants related to income. The guidance is effective for the Company beginning January 1, 2029, with early adoption permitted. The Company is currently evaluating the effect of adopting the ASU on its consolidated financial statements.

HIGH TEMPLAR TECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

3. Short-term investments

The following table presents short-term investments classification as of December 31, 2024 and 2025.

	As of December 31,
	2024	2025
	RMB	RMB	US$
Debt securities:
Wealth management products, government bonds, or products issued by banks or security/trust companies	178,821,757	117,501,734	16,802,524
Equity securities:
Marketable equity securities	939,725,698	761,723,058	108,924,949
Short-term investments	1,118,547,455	879,224,792	125,727,473

4. Accounts Receivables

4.1 Accounts receivable consist of the following:

	As of December 31,
	2024	2025
	RMB	RMB	US$
Accounts receivables	34,550,465	5,351,511	765,256
Allowance for credit losses	(274,956)	(236)	(34)
Accounts receivables, net	34,275,509	5,351,275	765,222

4.2 Movements of allowance for accounts receivable for the years ended December 31, 2024 and 2025 are as follows:

	As of December 31,
	2024	2025
	RMB	RMB	US$
Balance at the beginning of the year	205,489	274,956	39,318
Additions/(reversal)	69,467	(274,720)	(39,284)
Balance at the end of the year	274,956	236	34

HIGH TEMPLAR TECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

5. Other current assets

Other current assets consist of the following:

		As of December 31,
		2024	2025
		RMB	RMB	US$
Prepayment		28,947,278	6,527,809	933,464
Inventory	5.1	10,674,018	54,679,786	7,819,105
Receivables from third party payment service providers		12,693,037	185,566	26,536
Receivables from Funding Partners and other service providers		24,435,473	21,332,155	3,050,458
Receivable from broker for derivative collateral		267,280,381	824,279,618	117,870,418
Deposits prepaid to securities companies		1,231,094,816	369,603,877	52,852,651
Others	5.2	430,728,834	254,059,186	36,329,980
Total		2,005,853,837	1,530,667,997	218,882,612
Less: Allowance for other current assets		(72,671,045)	(77,493,926)	(11,081,484)
		1,933,182,792	1,453,174,071	207,801,128

5.1The Company’s inventory has balance of RMB 55 million (US$8 million) as of December 31, 2025, which mainly consists of AI robots in AI pet sales business and others related to those wind-down business, with an impairment loss of RMB 46 million (US$7 million) for the year ended December 31, 2025.

5.2Others include borrowings to third - party individuals of RMB 46 million and RMB 47 million as of December 31, 2024 and 2025, respectively. Maturity dates of these borrowings range from January 15, 2022 to July 1, 2026, and the interest rates range from 0.00% to 5.50%. The borrowings are partially secured by certain financial and real estate assets.

Allowance for other current assets consists of the following:

	As of December 31,
	2024	2025
	RMB	RMB	US$
Balance at the beginning of the year	116,860,992	72,671,045	10,391,821
Additions/(reversal)	(15,572,138)	5,587,076	798,941
Charge-offs	(28,617,809)	(764,195)	(109,278)
Balance at the end of the year	72,671,045	77,493,926	11,081,484

HIGH TEMPLAR TECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

6. Leases

Operating lease arrangements

The Company leases certain office premises and overseas warehouses under non-cancelable leases, and an operating lease arrangement with the local government of Xiamen for land. Lease costs under operating leases for the years ended December 31, 2023, 2024 and 2025 were RMB 27,357,349, RMB 32,958,949 and RMB 16,120,422 (US$ 2,305,190), respectively.

Future minimum lease payments under non-cancelable operating lease agreements consist of the following as of December 31, 2024 and 2025:

	As of December 31,
	2024	2025
	RMB	RMB	US$
1 year (Including 1 year)	19,881,698	4,396,500	628,691
1 year to 2 years (Including 2 years)	15,925,475	718,780	102,784
2 years to 3 years (Including 3 years)	10,233,700	—	—
3 years to 4 years (Including 4 years)	9,335,618	—	—
4 years to 5 years (Including 5 years)	6,713,328	—	—
Over 5 years	14,278,622	—	—
Total lease payments	76,368,441	5,115,280	731,475
Less: imputed interest	8,965,407	227,400	32,518
Present value of lease liabilities	67,403,034	4,887,880	698,958
Less: Current portion	(18,696,986)	(4,232,810)	(605,284)
Non-current portion of lease liabilities	48,706,048	655,070	93,674

The Company’s operating lease commitments have no renewal options, rent escalation clauses and restriction or contingent rents as of December 31, 2024 and 2025. The weighted average discount rate as of December 31, 2024 and 2025 is 3.82%, and 3.99%, respectively. The weighted average remaining lease term as of December 31, 2024 and 2025 are 69 months and 12 months, respectively.

Total lease payments were reduced from RMB 76,368,441 to RMB 5,115,280 as of December 31, 2025 due to the early termination of lease contracts for last-mile delivery services, as the Company wound down such operations in Australia and New Zealand.

Supplemental lease cash flow disclosures

	For the years ended December 31,
	2024	2025
	RMB	RMB	US$
Cash payments for operating leases	30,645,878	13,668,558	1,954,578
Operating ROU assets released in exchange for operating lease liabilities	24,904,133	51,317,359	7,338,285
Operating ROU assets obtained in exchange for new operating lease liabilities	51,284,880	2,054,335	293,766

HIGH TEMPLAR TECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

7. Investment in equity method investee

The Company subscribed for 3.02% to 99.99% of the registered capital of four limited partnerships and one limited company for RMB 103 million and RMB 104 million (US$ 15 million) as of December 31, 2024 and 2025. The carrying amounts of all investments in equity method invested were RMB 146 million and RMB 127 million (US$ 18 million) as of December 31, 2024 and 2025, respectively.

8. Long-term investments

The balance of long-term investments was RMB 79 million and RMB 73 million (US$ 10 million) as of December 31, 2024 and 2025, respectively. The Company identified significant deterioration in the business prospects of certain investees of equity investment without readily determinable fair value, and recognized impairment loss of RMB 8 million, RMB 132 million and RMB 6 million (US$ 1 million) for the years ended December 31, 2023, 2024 and 2025, respectively.

9. Property and equipment, net

	As of December 31,
	2024	2025
	RMB	RMB	US$
Construction in progress	1,302,148,272	—	—
Leasehold improvements	15,967,920	13,615,929	1,947,052
Office and electronic equipment	11,704,829	9,951,202	1,423,003
Motor vehicles	13,402,055	10,553,180	1,509,085
Aircraft	180,292,710	172,729,570	24,700,000
Buildings	118,266,537	1,570,548,470	224,585,444
Property and equipment, gross	1,641,782,323	1,777,398,351	254,164,584
Less accumulated depreciation	54,915,306	98,571,734	14,095,570
Less impairment	833,390	833,390	119,174
Property and equipment, net	1,586,033,627	1,677,993,227	239,949,840

Depreciation expense, for the years ended December 31, 2023, 2024 and 2025, was RMB 14 million, RMB 21 million and RMB 50 million (US$ 7 million), respectively.

For the years ended December 31, 2023, 2024 and 2025, the interest cost incurred and capitalized was RMB 2 million, RMB nil and RMB nil (US$ nil), respectively.

In 2025 and 2024, the Company capitalized buildings at a cost of RMB 1,452 million (US$ 208 million) and RMB 118 million, respectively, to support its business expansion initiatives. In 2024, the depreciation expense for the aircraft was RMB 17 million, while no depreciation expenses were recorded for the buildings as they were capitalized in December 2024. In May 2025, these buildings were completed and transferred from construction in progress to buildings. Consequently, in 2025, the depreciation expense for the aircraft and the buildings was RMB 17 million (US$ 2 million) and RMB 31 million (US$ 4 million), respectively.

The total net value of the aircraft and buildings was RMB 271 million and RMB 1,670 million (US$ 239 million) as of December 31, 2024 and 2025, respectively.

For the years ended December 31, 2023, 2024 and 2025, the carrying amounts of the disposed property and equipment were RMB 2,817,196, RMB 816,244 and RMB 3,582,671 (US$ 512,315), respectively. The loss from disposal of property and equipment was RMB 2,568,274, RMB 690,098 and RMB 982,761 (US$ 140,533) for the years ended December 31, 2023, 2024 and 2025, respectively.

HIGH TEMPLAR TECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

10. Short-term borrowings

In 2024, the Company entered into a loan contract with the Hong Kong Branch of Zheshang Bank through the method of internal guarantee for external loan. This contract enables the company to borrow RMB 720 million. The credit carries an interest rate of 4.40%. The Company has repaid all borrowings in August 2025, and the credit facility has been terminated.

In July 2025, Qufenqi HK, a subsidiary of the Company, entered into a credit loan agreement with Macao Development Bank for a principal amount of RMB140 million. The loan carries an annual interest rate of 3.00%. The principal, together with accrued interest and a 0.5% financing arrangement fee, is due in a lump sum upon maturity in July 2026.

In September 2025, the Company entered into two loan contracts with the Hong Kong Branch of Zheshang Bank under an internal guarantee for external loan structure. The total principal amount borrowed was RMB1,436 million (consisting of two tranches of RMB720 million and RMB716 million, respectively). These loans bear a fixed annual interest rate of 2.40%, with interest payable semi-annually. Both tranches are scheduled to mature in September 2026. These borrowings are secured by standby letters of credit issued by domestic banks in China, which are in turn collateralized by the Company’s restricted cash or other assets.

11. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2024	2025
	RMB	RMB	US$
Accrued payroll	7,290,249	1,428,821	204,319
Tax payables	3,758,066	6,816,712	974,777
Payable to suppliers	115,793,122	153,182,488	21,904,804
Payable to external service providers	19,447,813	20,839,700	2,980,037
Payable to funding partner	50,365,126	50,013,688	7,151,862
Business deposits	5,593,315	5,493,315	785,534
Others	59,830,173	52,476,646	7,504,061
Total	262,077,864	290,251,370	41,505,394

12. Cost of delivery services income and other revenues

Cost of delivery services income and other revenues consists of the following:

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Delivery cost	131,685,885	200,004,561	27,316,262	3,906,174
Other costs*	711,777	—	2,991,187	427,734
Total	132,397,662	200,004,561	30,307,449	4,333,908

* Other costs include the cost of Neemoo coffee and AI pet sales.

HIGH TEMPLAR TECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

13. Provision for/(Reversal of) expected credit losses for receivables and other assets

Provision for/(Reversal of) expected credit losses for receivables and other assets consists of the following:

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Collection of return of finance lease receivables	(4,954,732)	(2,848,564)	(1,946,105)	(278,289)
Expected credit loss/(reversal) for accounts receivables	199,711	105,538	(281,983)	(40,323)
Expected credit loss/(reversal) for other current assets	29,314,107	(14,764,657)	4,822,880	689,663
Expected credit loss/(reversal) for other non-current assets	94,462	(1,108,096)	(473,144)	(67,659)
Total	24,653,548	(18,615,779)	2,121,648	303,392

14.1 Interest and investment income, net

Interest and investment income, net consists of the following:

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Unrealized investment (loss)/income of short-term investments	(202,012,339)	125,179,719	72,933,526	10,429,356
Realized investment income of short-term investments	300,705,577	191,828,265	793,211,793	113,427,777
Unrealized investment income/(loss) of long-term investments	645,974,321	(131,604,073)	(6,218,420)	(889,222)
Realized investment loss of long-term investments	(659,477,110)	—	—	—
Investment income of structured deposits	59,394,774	49,039,769	18,943,295	2,708,855
Interest income, net	110,747,398	145,618,456	111,498,396	15,944,059
Total	255,332,621	380,062,136	990,368,590	141,620,825

14.2 Gain/(loss) on derivative instruments

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Unrealized investment (loss)/income of derivative instruments	(149,741,836)	222,975,608	151,074,089	21,603,307
Realized investment income/(loss) of derivative instruments	303,576,774	(203,518,248)	37,636,493	5,381,947
Total	153,834,938	19,457,360	188,710,582	26,985,254

HIGH TEMPLAR TECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

British Virgin Islands

Under the current laws of the BVI, QD Technologies Limited, and Bloomgoods Limited are not subject to tax on income or capital gains. In addition, upon payments of dividends by these companies to their shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

QD Data Limited, Qufenqi HK, Bloomgoods (HK) Limited, Qu Plus Plus (HK) Limited, Qudian Fresh (HK) Limited, Qudian Daily Food (HK) Limited are incorporated in Hong Kong and are subject to Hong Kong profits tax of 16.5% on their activities conducted in Hong Kong.

Australia

LAST MILE EXPRESS, F&H EXPRESS PTY and Fast Horse Rental Pty Ltd are incorporated in Australia and are subject to a federal tax rate of 30% on their taxable income.

PRC

The Company’s subsidiaries, VIEs and subsidiaries of the VIEs domiciled in the PRC are subject to the statutory rate of 25%, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008 except for the following entity which is eligible for a preferential tax rate.

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

HIGH TEMPLAR TECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

15. Income taxes - continued

In accordance with the disaggregation requirements of ASU 2023-09 adopted by the Company, income before income tax expense for the year ended December 31, 2025, is attributable to the following geographic locations:

	For the years ended December 31, 2025
	RMB	US$
PRC	466,207,421	66,666,775
Cayman	418,226,619	59,805,611
Others	(145,132,065)	(20,753,611)
Total	739,301,975	105,718,775

For the years ended December 31, 2023 and 2024, which represent periods prior to the adoption of ASU 2023-09, the current and deferred components of income tax expenses which were substantially attributable to the Company’s PRC subsidiaries, VIEs and subsidiaries of the VIEs, are as follows:

	For the years ended December 31,
	2023	2024
	RMB	RMB
Current income tax expense	64,458,408	65,805,623
Deferred income tax benefit	(2,117,892)	—
Total income tax expense	62,340,516	65,805,623

For the year ended December 31, 2025, following the adoption of ASU 2023-09 on a prospective basis, the current and deferred components of income tax expenses, disaggregated by jurisdiction, are as follows:

	For the years ended December 31, 2025
	RMB	US$
Current income tax expense:
PRC	24,067,270	3,441,573
Hong Kong	5,673,334	811,276
United States	834,699	119,360
Australia	93,526	13,374
United Kingdom	5,750	822
Total current tax expense	30,674,579	4,386,405

Deferred income tax expense	—	—

Total income tax expense:
PRC	24,067,270	3,441,573
Hong Kong	5,673,334	811,276
United States	834,699	119,360
Australia	93,526	13,374
United Kingdom	5,750	822
Total income tax expense	30,674,579	4,386,405

HIGH TEMPLAR TECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

15. Income taxes - continued

The principal components of the deferred tax assets and liabilities are as follows:

	As of December 31,
	2024	2025
	RMB	RMB	US$
Deferred tax assets:
Allowance for finance lease receivable	1,613,414	1,756,839	251,225
Allowance for other current assets	19,387,060	27,884,637	3,987,450
Impairment loss from long-lived assets	385,314	385,314	55,099
Guarantee liabilities	47,762	47,762	6,830
Share-based compensation	34,309,231	32,900,502	4,704,709
Fair value change on investments	105,192,397	108,338,541	15,492,205
Fair value change on financial assets	839,617	23,703,239	3,389,518
Lease liabilities	11,008,553	1,242,650	177,697
Advertising cost	23,027,357	24,007,530	3,433,031
Net operating loss carry forwards	609,993,234	403,082,914	57,640,090
Total deferred tax assets	805,803,939	623,349,928	89,137,854
Less: valuation allowance	(759,896,561)	(606,307,862)	(86,700,870)
Total deferred tax assets, net of valuation allowance	45,907,378	17,042,066	2,436,984
Net off against deferred tax liabilities	(45,907,378)	(17,042,066)	(2,436,984)
Net deferred tax assets	—	—	—
Deferred tax liabilities:
Right-of-use assets	11,113,077	629,683	90,044
Fair value change on financial assets	34,794,301	16,412,383	2,346,940
Total deferred tax liabilities	45,907,378	17,042,066	2,436,984
Net off against deferred tax assets	(45,907,378)	(17,042,066)	(2,436,984)
Net deferred tax liabilities	—	—	—

HIGH TEMPLAR TECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

15. Income taxes - continued

The Company operates through its subsidiaries, VIEs and subsidiaries of the VIEs and valuation allowance is considered on an individual entity basis. The Company recorded full valuation allowance against deferred tax assets of those entities that were in a three-year cumulative financial loss and/or are not forecasting profits in the near future as of December 31, 2024 and 2025. In making such determination, the Company also evaluated a variety of factors including the Company’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods. The changes related to valuation allowance were as follows:

	As of December 31,
	2024	2025
	RMB	RMB	US$
Balance at beginning of the year	(1,008,969,418)	(759,896,561)	(108,663,763)
Additions	(85,036,821)	(65,445,776)	(9,358,620)
Reversals	334,109,678	219,034,475	31,321,513
Balance at end of the year	(759,896,561)	(606,307,862)	(86,700,870)

As of December 31, 2024 and 2025, the Company had net operating loss (the “NOL”) of RMB 2,836 million and RMB 2,389 million (US$ 342 million), mainly from its PRC, Hong Kong and Australian subsidiaries, which can be carried forward to offset future taxable income. The PRC subsidiaries’ net operating losses will expire from the years 2026 to 2030 if not utilized. Net operating losses from Hong Kong and Australian subsidiaries can be carried forward with no expiration date.

The reconciliation of taxes at the PRC statutory rate to our provision for income taxes for the years ended December 31, 2024 and 2023 in accordance with the guidance prior to the adoption of ASU 2023-09 was as follows:

	For the years ended December 31,
	2023	2024
	RMB	RMB
Income before income tax	101,474,055	157,537,018
PRC statutory income tax rate	25%	25%
Income tax expense at PRC statutory income tax rate	25,368,514	39,384,255
Effect of different tax rates	(25,070,403)	(97,962,122)
Tax exempted income	(198,231)	(113,208,078)
Outside basis difference	(215,985,749)	—
Expenses not deductible for tax purposes	36,882,867	13,122,045
Adjustment on current income tax of the previous periods	(18,394,143)	—
Non-deductible guarantee liability:	93,833,446	—
Write-off of NOL and others	252,778,471	450,292,380
Withholding income tax	4,427,205	23,250,000
Changes in valuation allowance	(91,301,461)	(249,072,857)
Income tax expenses	62,340,516	65,805,623
Effective tax rate	61.4%	41.8%

HIGH TEMPLAR TECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

15. Income taxes - continued

Upon adoption of ASU 2023-09, Improvements to Income Tax Disclosures, as described in Note 2, Summary of Significant Accounting Policies, the reconciliation of taxes at the PRC statutory rate to our provision for income taxes for the year ended December 31, 2025 was as follows (in RMB, except for percentages):

	For the years ended December 31, 2025
	Amount	Percent
	RMB	%
Income/(loss) before income tax	739,301,975	100.0%
PRC statutory income tax rate	25.0%	—
Computed income tax expense with PRC statutory income tax rate	184,825,494	25.0%

Domestic tax effects
Tax exempted income	(10,955,971)	(1.5)%
Write-off of NOL	22,301,473	3.0%
Changes in valuation allowance	(112,048,066)	(15.2)%
Other	7,315,121	1.0%

Foreign tax effects
Hong Kong
Statutory tax rate difference between Hong Kong and PRC	10,150,643	1.4%
Tax exempted income	(1,966,394)	(0.3)%
Changes in valuation allowance	22,856,618	3.1%
Other	5,632,510	0.8%
Cayman
Statutory tax rate difference between Cayman and PRC	(104,556,655)	(14.1)%
Other foreign jurisdictions	7,119,806	1.0%

Total	30,674,579	4.1%

As of December 31, 2025, the Company intends to permanently reinvest partial of the undistributed earnings from foreign subsidiaries to fund future operations. As of December 31, 2025, the total amount of undistributed earnings from its PRC subsidiaries as well as VIEs is RMB 11,514 million (US$ 1,646 million). The amount of unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries is not determined because such a determination is not practicable.

Income taxes paid, disaggregated by jurisdiction for the year ended December 31, 2025, are as follows:

	For the years ended December 31, 2025
	RMB	US$
Hong Kong	5,631,579	805,305
Others* (PRC, US)	160,420	22,940
Total	5,791,999	828,245

* It represents the total amount of all other tax jurisdictions where the income taxes paid is less that 5% of the total.

HIGH TEMPLAR TECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

15. Income taxes - continued

Unrecognized Tax Benefit

As of December 31, 2024 and 2025, the Company recorded an unrecognized tax benefit of RMB nil and RMB nil (US$ nil) respectively. As of December 31, 2025, unrecognized tax benefits of RMB nil (US$ nil), if ultimately recognized, will impact the effective tax rate.

As of December 31, 2024 and 2025, the Company did not record any interest expense and penalty accrued in relation to the unrecognized tax benefit in income tax expense.

In general, the PRC tax authority has up to five years to conduct examinations of the Company’s tax filings. Accordingly, as of December 31, 2025, the tax years ended December 31, 2020 through the period ended as of December 31, 2025 reporting date for the Company’s PRC subsidiaries remain open to examination by the PRC tax authorities. For the non-PRC entities, the tax years ended December 31, 2019, through period ended December 31, 2025 remain open to examination by tax authorities.

16. Earnings per share

The following table sets forth the computation of basic earnings per share for the years ended December 31, 2023, 2024 and 2025:

	For the years ended December 31,
	2023		2024		2025
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
	Class A	Class B	Class A	Class B	Class A	Class A	Class B	Class B
Earnings per share – basic:
Numerator:
Allocation of net income attributable to High Templar Tech Limited for basic computation	27,698,446	11,435,093	59,881,000	31,850,395	431,112,989	61,648,338	277,514,407	39,684,032
Millions of Shares (denominator):
Weighted average number of ordinary share outstanding – basic	153.79	63.49	119.37	63.49	98.63	98.63	63.49	63.49
Denominator used for basic earnings per share	153.79	63.49	119.37	63.49	98.63	98.63	63.49	63.49
Earnings per share – basic	0.18	0.18	0.50	0.50	4.37	0.63	4.37	0.63

HIGH TEMPLAR TECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

16. Earnings per share - continued

The following table sets forth the computation of diluted earnings per share for the years ended December 31, 2023, 2024 and 2025:

	For the years ended December 31,
	2023		2024		2025
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
	Class A	Class B	Class A	Class B	Class A	Class A	Class B	Class B
Earnings per share – diluted:
Numerator:
Allocation of net income attributable to HTT for diluted computation	27,952,696	11,180,843	60,715,780	31,015,615	439,063,867	62,785,298	269,563,529	38,547,072
Reallocation of net income attributable to HTT as a result of conversion of Class B to Class A shares	11,180,843	—	31,015,615	—	269,563,529	38,547,072	—	—
Allocation of net income attributable to HTT	39,133,539	11,180,843	91,731,395	31,015,615	708,627,396	101,332,370	269,563,529	38,547,072
Millions of Shares (denominator):
Weighted average number of ordinary share outstanding – basic	153.79	63.49	119.37	63.49	98.63	98.63	63.49	63.49
Conversion of Class B to Class A ordinary shares	63.49	—	63.49	—	63.49	63.49	—	—
Adjustments for dilutive share options	4.94	—	4.92	—	4.79	4.79	—	—
Denominator used for diluted earnings per share	222.22	63.49	187.78	63.49	166.91	166.91	63.49	63.49
Earnings per share – diluted	0.18	0.18	0.49	0.49	4.25	0.61	4.25	0.61

The following table sets forth the computation of basic and diluted earnings per ADS for the years ended December 31, 2023, 2024 and 2025:

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	Class A	Class A	Class A	Class A
Earnings per share – ADS:
Denominator used for earnings per ADS – basic	153.79	119.37	98.63	98.63
Denominator used for earnings per ADS – diluted	158.73	124.29	103.42	103.42
Earnings per ADS – basic	0.18	0.50	4.37	0.63
Earnings per ADS – diluted	0.18	0.49	4.25	0.61

HIGH TEMPLAR TECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

17. Fair value measurements

Assets and liabilities disclosed at fair value

Cash and cash equivalents and restricted cash are classified as Level 1, as their carrying amounts approximate fair value based on quoted market prices in active markets. Time and structured deposits are classified as Level 2; their fair value is estimated using prevailing interest rates. Short-term investments consist of: (i) publicly traded stocks and funds, which are classified as Level 1 assets using quoted market prices; and (ii) restricted securities, classified as Level 2 as their fair value is determined based on quoted market prices adjusted for a lack of marketability discount due to Rule 144 restrictions. Private equity funds and trust products assets using net value provided by securities companies, which are classified as Level 2 assets as there are no active markets for these products. The Company’s other financial instruments included account receivables, short-term borrowing and certain amount of accrued expense and other liabilities as well as prepaid expense and other current asset. The carrying values of these financial instruments approximate to their fair values due to their short-term maturities.

Assets measured at fair value on a nonrecurring basis

The Company measures its property and equipment, intangible assets and equity method investment at fair value on a nonrecurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. The fair value measurements are classified within Level 3 as their valuation involves unobservable inputs.

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

Assets and liabilities measured at fair value on a recurring basis

The Company measured its short-term investments, derivative instruments, at fair value on a recurring basis. The Company measures its short-term investments at fair value using the redemption price of wealth management products (level 1) daily or net value (level 2) on a regular basis published by the banks or trust companies, quoted prices of marketable equity securities (level 1), restricted equity securities in listed companies (level 2), which are valued based on the quoted market price of the identical unrestricted common shares adjusted for a lack of marketability discount, and negotiable certificate of deposit in active markets (level 1). The fair value of derivative instruments is based on the change in the market value of the underlying ADSs and periodic interest (level 2). For equity investments in private equity funds, over which the Company do not have the ability to exercise significant influence, are measured using the net asset value per share based on the practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), or NAV practical expedient. The Company did not transfer any assets or liabilities in or out of level 3 during the years ended December 31, 2024 and 2025.

HIGH TEMPLAR TECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

17. Fair value measurements - continued

Assets and liabilities measured at fair value on a recurring basis - continued

The following table summarizes the Company’s financial assets and liabilities measured or disclosed at fair value on a recurring basis as of December 31, 2024 and 2025:

	As of December 31, 2024
	Active market	Observable	Non-observable
	(Level 1)	input (Level 2)	input (Level 3)	Total
	RMB	RMB	RMB	RMB
Assets:
Short-term investments	1,091,582,140	26,965,315	—	1,118,547,455
Long-term investments without readily determinable fair value using NAV practical expedient[1]	—	—	—	15,163,357
Liabilities:
Derivative instruments	—	89,894,630	—	89,894,630

	As of December 31, 2025
	Active market	Observable	Non-observable
	(Level 1)	input (Level 2)	input (Level 3)	Total
	RMB	RMB	RMB	RMB
Assets:
Short-term investments	768,234,872	110,989,920	—	879,224,792
Long-term investments without readily determinable fair value using NAV practical expedient[1]	—	—	—	14,700,093
Derivative instruments	—	113,191,365	—	113,191,365
Liabilities:
Derivative instruments	—	52,011,906	—	52,011,906

	As of December 31, 2025
	Active market	Observable	Non-observable
	(Level 1)	input (Level 2)	input (Level 3)	Total
	US$	US$	US$	US$
Assets:
Short-term investments	109,856,126	15,871,348	—	125,727,473
Long-term investments without readily determinable fair value using NAV practical expedient[1]	—	—	—	2,102,085
Derivative instruments	—	16,186,150	—	16,186,150
Liabilities:
Derivative instruments	—	7,437,604	—	7,437,604

1 Investments are measured at fair value using NAV as a practical expedient. These investments have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

HIGH TEMPLAR TECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

18. Related party balances and transactions

Name of related parties	Relationship with the Company
Luo Min	Founder, chief executive officer and controlling shareholder of the Company
Key management and their immediate families	The Company’s key management and their immediate families

There were no significant related party transactions in 2023, 2024 and 2025.

19. Share-based compensation

Stock options

On December 9, 2016, the Board of Directors of High Templar Tech Limited approved the 2016 Equity Incentive Plan (the “2016 Plan”). All the share options granted under the 2016 Plan were vested over 3 to 5 years. The 2016 Plan expires 10 years from the date of the grant. The Company reserved 1,000,000 shares for issuance under the 2016 Plan. The exercise price for such options is RMB 0.0006 (US$ 0.0001) per share.

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

The Company recognized compensation cost for the share options on a graded vesting basis. The total share-based compensation expenses recognized by the Company for the share option granted were RMB 4,935,782, RMB 2,257,795 and RMB nil (US$ nil) for the years ended December 31, 2023, 2024 and 2025, respectively.

A summary of share option activities under the 2016 Plan for the years ended December 31, 2024 and 2025 is as follows:

				Weighted
				average
				remaining	Aggregated
		Weighted average	Weighted average	contractual	intrinsic
	Number of options	exercise price	grant date fair value	term	value
		RMB	RMB	Years	RMB
Balance, December 31, 2023	9,174,361	—	17.44	4.32	132,873,059
Exercised	(254,326)	—	28.02	2.93	3,938,396
Forfeited	—	—	—	—	—
Balance, December 31, 2024	8,920,035	—	33.17	3.42	183,603,721
Exercised	(164,628)	—	26.91	—	4,685,077
Forfeited	—	—	—	—	—
Balance, December 31, 2025	8,755,407	—	32.67	2.34	217,351,278
Vested and Exercisable as of December 31, 2025	8,755,407	—	32.67	2.34	217,351,278

HIGH TEMPLAR TECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

19. Share-based compensation - continued

Stock options - continued

The aggregate intrinsic value in the table above represents the difference between the exercise price and the Company’s closing stock price on the last trading day in 2023, 2024 and 2025, respectively. The total intrinsic value of options exercised for the years ended December 31, 2023, 2024 and 2025 was RMB 3,056,001, RMB 3,938,396 and RMB 4,685,077 (US$ 669,957) respectively. The total fair value of shares vested during the years ended December 31, 2023, 2024 and 2025 was RMB 29,797,645, RMB 2,257,960 and RMB nil (US$ nil), respectively.

For the years ended December 31, 2023, 2024 and 2025, the Company allocated share-based compensation expense as follows:

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Sales and marketing	265,862	299,806	—	—
General and administrative	4,649,664	1,754,168	—	—
Research and development	20,256	203,821	—	—
Total	4,935,782	2,257,795	—	—

20. Commitments and contingencies

Capital Commitments

The Company’s capital commitments relate primarily to commitments in connection with the ongoing construction and facility improvements of its headquarter. The total capital commitments contracted but not yet reflected in the financial statements as of December 31, 2024 and 2025 amounted to RMB 157,801,809 and RMB 17,467,110 (US$ 2,497,763) respectively. All of the commitments relating to the construction will be settled in installments.

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

HIGH TEMPLAR TECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

On March 18,2024, the Board of Directors of the Company authorized the company implement a share repurchase program to repurchase from time to time of up to time of up to US$300 million worth of ADSs, each representing one Class A ordinary share, par value US$ 0.0001 per share, of the Company over a period of 36 months starting from June 2024.

As of December 31, 2025, the Company repurchased an aggregate of 181,417,608 ADSs, representing 181,417,608 Class A ordinary shares under the share repurchase program, at an average price of US$ 4.2407 per ADS, for US$ 769,338,518 (RMB 5,380,061,190). As of December 31, 2025, 71,645,824 shares were canceled, and 1,652,188 shares were used for exercise of share options. The remaining balance of treasury shares represents 108,119,596 Class A ordinary shares, at an average price of US$ 2.2703 per ADS, for US$ 245,458,571 (RMB1,716,516,330). These shares were recorded at their purchase cost on the consolidated balance sheets and have not been cancelled as of December 31, 2025.

The total cost of treasury shares as of December 31, 2023, 2024 and 2025 was RMB 899,627,520, RMB 1,419,285,878 and RMB 1,716,516,330 (US$ 245,458,571), respectively. The Company may retire such treasury shares, in which case they will resume the status of authorized but unissued shares.

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

Under PRC law, the Company’s subsidiaries, VIEs and the subsidiaries of the VIEs located in the PRC (collectively referred as the “PRC entities”) are required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund. The PRC entities are required to allocate at least 10% of their after-tax profits on an individual company basis as determined under PRC accounting standards to the statutory reserve and have the right to discontinue allocations to the statutory reserve if such reserve has reached 50% of registered capital on an individual company basis. In addition, the registered capital of the PRC entities is also restricted.

HIGH TEMPLAR TECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

Under PRC regulations, the Company’s subsidiary in the PRC with a license to provide financing guarantee service is required to provide a statutory reserve, which is appropriated from net income as reported in the Company’s statutory accounts. The Company is required to allocate 10 % of its after-tax profits to the statutory reserve. The statutory reserve can only be used for specific purposes and not distributable as cash dividends.

Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the Board of Directors of the subsidiaries. The PRC entities are also subject to similar statutory reserve requirements. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances or cash dividends.

Amounts restricted that include paid-in capital and statutory reserve funds, as determined pursuant to PRC GAAP, were RMB 4,033 million and RMB 3,497 million (US$ 500 million) as of December 31, 2024 and 2025, respectively.

HIGH TEMPLAR TECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

24. Condensed financial information of the parent company

The following is the condensed financial information of the Company on a parent company only basis.

Condensed balance sheets

	As of December 31,
	2024	2025
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	305,194,205	1,792,785,371	256,364,898
Short-term investments	698,152,621	574,322,435	82,127,016
Time and Structured deposits	380,047,326	—	—
Short-term amounts due from related parties	440,259,744	320,663,822	45,854,317
Other current assets	14,670	42,098	6,020
Total current assets	1,823,668,566	2,687,813,726	384,352,251
Non-current assets:
Investments in subsidiaries, VIEs and VIEs’ subsidiaries	10,211,096,821	10,483,508,886	1,499,121,832
Total non-current assets	10,211,096,821	10,483,508,886	1,499,121,832
TOTAL ASSETS	12,034,765,387	13,171,322,612	1,883,474,083

	As of December 31,
	2024	2025
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities:
Short-term borrowings	720,000,000	1,436,000,000	205,345,269
Accrued expenses and other current liabilities	19,456,357	12,424,971	1,776,747
Short-term amounts due to related parties	3,880,000	91,293,750	13,054,833
Total current liabilities	743,336,357	1,539,718,721	220,176,849
Non-current liabilities	—	—	—
TOTAL LIABILITIES	743,336,357	1,539,718,721	220,176,849
Shareholders’ equity
Class A Ordinary shares (US$0.0001 par value; 656,508,828 shares authorized, 201,304,881 shares issued and 105,198,013 shares outstanding, as of December 31, 2024; 656,508,828 shares authorized, 201,304,881 shares issued and 93,185,285 shares outstanding, as of December 31, 2025)	132,052	132,052	18,883
Class B Ordinary shares (US$0.0001 par value; 63,491,172 shares authorized, 63,491,172 shares issued and outstanding, as of December 31, 2024 and 2025)	43,836	43,836	6,268
Treasury shares	(1,419,285,878)	(1,716,516,330)	(245,458,571)
Additional paid-in capital	4,026,668,369	4,024,378,922	575,478,532
Accumulated other comprehensive income/ (loss)	13,751,495	(55,181,141)	(7,890,798)
Retained earnings	8,670,119,156	9,378,746,552	1,341,142,920
Total shareholders’ equity	11,291,429,030	11,631,603,891	1,663,297,234
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	12,034,765,387	13,171,322,612	1,883,474,083

HIGH TEMPLAR TECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

24. Condensed financial information of the parent company - continued

Condensed statements of comprehensive income

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Share-based compensation expense	(4,935,782)	(2,257,795)	—	—
General and administrative	(19,070,062)	(40,780,739)	(32,361,695)	(4,627,661)
Interest and investment income, net	104,687,566	189,674,053	474,598,252	67,866,647
Other income	28,626,092	24,463,472	19,514,738	2,790,570
Foreign exchange gain/(loss), net	(545,948)	20,792,611	(45,888,491)	(6,561,967)
Share of loss/(profit) in subsidiaries, VIEs and VIEs’ subsidiaries	(69,628,327)	(100,160,207)	292,764,592	41,864,781
Net income before income taxes	39,133,539	91,731,395	708,627,396	101,332,370
Income tax expense	—	—	—	—
Net income	39,133,539	91,731,395	708,627,396	101,332,370
Other comprehensive income
Foreign currency translation adjustment	21,829,283	37,882,398	(68,932,636)	(9,857,236)
Total comprehensive income	60,962,822	129,613,793	639,694,760	91,475,134

Condensed statements of cash flows

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income	39,133,539	91,731,395	708,627,396	101,332,370
Adjustments to reconcile net income to net cash used in operating activities:
Share of loss/(profit) in subsidiaries, VIEs and VIEs’ subsidiaries	69,628,327	100,160,207	(292,764,592)	(41,864,781)
Share-based compensation expense	4,935,782	2,257,795	—	—
Unrealized investment loss/(income) of short-term Investments	138,739,373	1,925,270	(141,587,920)	(20,246,803)
Foreign exchange loss/(gain)	545,948	(20,792,611)	45,888,491	6,561,967
Payables to employee	405,208	4,893,049	(5,303,469)	(758,386)
Other payables	2,935,558	10,942,366	1,155,545	165,240
Net cash provided by operating activities	256,323,735	191,117,471	316,015,451	45,189,607
Net cash provided by (used in) investing activities	29,180,599	(523,283,656)	822,761,158	117,653,281
Net cash provided by (used in) financing activities	(420,660,054)	186,843,558	415,494,195	59,414,880
Effect of exchange rate changes on cash and cash equivalents	(10,899,643)	37,199,026	(66,679,638)	(9,535,061)
Net increase (decrease) in cash and cash equivalents	(146,055,363)	(108,123,601)	1,487,591,166	212,722,707
Cash and cash equivalents at beginning of the year	559,373,169	413,317,806	305,194,205	43,642,191
Cash and cash equivalents at end of the year	413,317,806	305,194,205	1,792,785,371	256,364,898

HIGH TEMPLAR TECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

The parent company records its investment in its subsidiaries and VIEs under the equity method of accounting as prescribed in ASC 323, Investments-Equity Method and Joint Ventures. Such investments are presented on the condensed balance sheets as “Investment in subsidiaries, VIEs and VIEs’ subsidiaries” and their respective profit or loss as “Share of loss/(profit) subsidiaries, VIEs and VIEs’ subsidiaries” on the condensed statements of comprehensive income. Equity method accounting ceases when the carrying amount of investment, including any additional financial support, in a subsidiary and VIEs is reduced to zero unless the parent company has guaranteed obligations of the subsidiary and VIEs or is otherwise committed to provide further financial support. If the subsidiary and VIEs subsequently report net income, the parent company shall resume applying the equity method only after its share of that net income equals the share of net losses not recognized during the period the equity method was suspended.

The parent company’s condensed financial statements should be read in conjunction with the Company’s consolidated financial statements.

25. Subsequent events

Subsequent to December 31, 2025, Qufenqi (Shanghai) Information Technology Co., Ltd., a wholly-owned subsidiary of the Company, entered into a capital increase agreement with Xiamen Lexiang and invested in Xiamen Lexiang to obtain direct equity control over Xiamen Lexiang. As a result of the investment, the Company continues to consolidate Xiamen Lexiang through the voting interest model.

As of April 6, 2026, the Company repurchased an aggregate of 1,480,454 ADSs, representing 1,480,454 Class A ordinary shares, at an average price of US$ 2.6968 per ADS, for US$ 3,992,448 (RMB 27,477,627).